Form 20-F
period 2008-12-31
AutoChina International Ltd
filed 2009-06-09
CIK 1417370

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report______________
For the transition period from __________ to ___________
Commission file number 000-53082

AUTOCHINA INTERNATIONAL LIMITED
(Exact name of the Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China
Tel: +86 311 8382 7688
Fax: +86 311 8381 9636
(Address of principal executive offices)

Yong Hui Li
No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China
Tel: +86 311 8382 7688
Fax: +86 311 8381 9636
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class N/A	Name of each exchange on which registered N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Units, each consisting of one Ordinary Share and one Warrant
Ordinary Shares, par value $0.001 per share
Ordinary Share purchase Warrants
Representative Unit purchase option

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 10,716,720 ordinary shares, par value $0.001 per share, as of December 31, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes	☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.
☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☒ US GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☒ Yes	☐ No

Table of Contents

i

CERTAIN INFORMATION

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, in this annual report on Form 20-F to:

•	references to “AutoChina”, “we,” “us” or “our company” refer to AutoChina International Limited;

•	references to “ACG” refer to AutoChina Group Inc. (together with its subsidiaries and affiliated entities);

•
references to “founding shareholders” refer collevtively to James Cheng-Jee Sha, Diana Chia-Huei Liu, William Tsu-Cheng Yu, Jimmy (Jim) Yee-Ming Wu and Gary Han Ming Chang, each of whom purchased AutoChina shares and warrants prior to our initial public offering;

•	references to “PRC” or “China” refer to the People’s Republic of China;

•	references to “dollars” or “$” refer to the legal currency of the United States;

•	references to “public shareholders” refer to the holders of shares purchased in AutoChina’s initial public offering; and

•	references to “business combination” refer to AutoChina’s acquisition of AutoChina Group Inc. on April 9, 2009.

On April 9, 2009, pursuant to the terms of a share exchange agreement dated February 4, 2009 and amended March 11, 2009, AutoChina acquired all of the outstanding securities of ACG. On that day, we filed our Second Amended and Restated Memorandum and Articles of Association that, among other things, changed our name to “AutoChina International Limited” and removed certain provisions that, giving effect to AutoChina’s acquisition of ACG, were no longer applicable.

This annual report on Form 20-F covers the year ended December 31, 2008, which precedes our acquisition of ACG.  Accordingly, we are presenting information in this report for each of AutoChina and ACG for the year ended December 31, 2008.  The audited financial statements of ACG for the year ended December 31, 2008 are included as exhibit 99.1 to this Form 20-F.  In addition, pro forma financial statements for the year ended December 31, 2008 giving effect to, among other things, the acquisition are included as exhibit 99.2 to this Form 20-F.

FORWARD-LOOKING STATEMENTS

This Annual Report contains ‘‘forward-looking statements’’ that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are ‘‘forward-looking statements’’, including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as ‘‘may’’, ‘‘will’’, ‘‘should’’, ‘‘could’’, ‘‘would’’, ‘‘predicts’’, ‘‘potential’’, ‘‘continue’’, ‘‘expects’’, ‘‘anticipates’’, ‘‘future’’, ‘‘intends’’, ‘‘plans’’, ‘‘believes’’, ‘‘estimates’’ and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings ‘‘Risk Factors’’, ‘‘Operating and Financial Review and Prospects,’’ ‘‘Information on our Company’ and elsewhere in this Annual Report.  This Annual Report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this Annual Report.

PART  I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.           Selected financial data

The selected financial information set forth below has been derived from our audited financial statements (i) for the period from October 16, 2007 (date of inception) to December 31, 2007 and (ii) for the year ended December 31, 2008. The information is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

Selected Financial Data
(Expressed in United States Dollars)

	For the period ended
	December 31
	2007	2008
Statement of Operations Data:
Formation costs	$(4,728)	$—

Operating expenses	(18,700)	(327,935)

Operating loss	23,428	327,935

Interest income	$—	$733,745

Acquisition costs	—	(492,355)

Trust account interest allocable to shares subject to possible redemption	—	(58,996)

Net income (Loss) attributable to ordinary stockholders	$(23,428)	$(145,541)

Net loss per ordinary share, basic and diluted	$(0.02)	$(0.03)

	As of December 31
	2007	2008
Consolidated Balance Sheet Data:
Cash	$628	$77,128
Money market funds held in trust	—	40,855,363
Total assets	200,585	40,942,029
Total liabilities	199,013	1,794,302
Total shareholders’ equity	1,572	22,877,535

B.           Capitalization and Indebtedness

Not required.

C.           Reasons for the Offer and Use of Proceeds

Not required.

D.           Risk Factors

On April 9, 2009, pursuant to the terms of a share exchange agreement dated February 4, 2009 and amended March 11, 2009, AutoChina acquired all of the outstanding securities of ACG. On that day, we filed our Second Amended and Restated Memorandum and Articles of Association that, among other things, changed our name to “AutoChina International Limited” and removed certain provisions that, giving effect to AutoChina’s acquisition of ACG, were no longer applicable.

This annual report on Form 20-F covers the year ended December 31, 2008, which precedes our acquisition of ACG.  Accordingly, we are presenting information in this report for each of AutoChina and ACG for the year ended December 31, 2008.  The following discussion relates to risks associated with AutoChina and ACG’s business following the acquisition on April 9, 2009.

Risks Associated with Our Business

If outstanding warrants are exercised, the underlying ordinary shares will be eligible for future resale in the public market. “Market overhang” from the warrants results in dilution and could reduce the market price of the ordinary shares.

Outstanding warrants and unit purchase options to purchase an aggregate of 8,962,500 ordinary shares issued in connection with AutoChina’s initial public offering and the private placement that took place immediately prior to the initial public offering became exercisable after AutoChina’s acquisition of ACG on April 9, 2009. If they are exercised, a substantial number of additional shares of AutoChina’s ordinary shares will be eligible for resale in the public market, which may reduce the market price.

Because AutoChina does not intend to pay dividends on its ordinary shares, shareholders will benefit from an investment in AutoChina’s ordinary shares only if it appreciates in value.

AutoChina has never declared or paid any cash dividends on its ordinary shares. AutoChina currently intends to retain all future earnings, if any, for use in the operations and expansion of the business. As a result, AutoChina does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of AutoChina’s Board of Directors and will depend on factors AutoChina’s Board of Directors deems relevant, including among others, AutoChina’s results of operations, financial condition and cash requirements, business prospects, and the terms of AutoChina’s credit facilities and other financing arrangements. Accordingly, realization of a gain on shareholders’ investments will depend on the appreciation of the price of AutoChina’s ordinary shares. There is no guarantee that AutoChina’s ordinary shares will appreciate in value.

AutoChina’s securities are quoted on the OTC Bulletin Board, which may limit the liquidity and price of its securities more than if the securities were quoted or listed on the Nasdaq market.

AutoChina’s securities are quoted on the OTC Bulletin Board, a NASD-sponsored and operated inter-dealer automated quotation system. Quotation of AutoChina’s securities on the OTC Bulletin Board will limit the liquidity and price of its securities more than if the securities were quoted or listed on Nasdaq. AutoChina is in the process of applying for listing on Nasdaq, however there can be no assurance that AutoChina will be approved for listing on Nasdaq or that such listing, if approved, will be maintained.

AutoChina may choose to redeem its outstanding warrants at a time that is disadvantageous to the warrant holders.

Subject to there being a current prospectus under the Securities Act of 1933, AutoChina may redeem all of its outstanding warrants at any time at a price of $.01 per warrant, upon a minimum of 30 days prior written notice of redemption if, and only if, the last sale price of AutoChina’s ordinary shares equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period ending three business days before AutoChina sends the notice of redemption. Calling all of AutoChina’s outstanding warrants for redemption could force the warrant holders:

•	to exercise the warrants and pay the exercise price for such warrants at a time when it may be disadvantageous for the holders to do so;

•	to sell the warrants at the then current market price when they might otherwise wish to hold the warrants; or

•	to accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants.

AutoChina’s warrant holders may not be able to exercise their warrants, which may create liability for AutoChina.

Holders of the warrants AutoChina issued in its initial public offering and private placement will be able to receive shares upon exercise of the warrants only if (i) a current registration statement under the Securities Act of 1933 relating to the shares of its ordinary shares underlying the warrants is then effective and (ii) such shares are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants reside. Although AutoChina has agreed to use its best efforts to maintain a current registration statement covering the shares underlying the warrants to the extent required by federal securities laws, and AutoChina intends to comply with such agreement, AutoChina cannot assure you that it will be able to do so. In addition, some states may not permit AutoChina to register the shares issuable upon exercise of its warrants for sale. The value of the warrants will be greatly reduced if a registration statement covering the shares issuable upon the exercise of the warrants is not kept current or if the securities are not qualified, or exempt from qualification, in the states in which the holders of warrants reside. Holders of warrants who reside in jurisdictions in which the shares underlying the warrants are not qualified and in which there is no exemption will be unable to exercise their warrants and would either have to sell their warrants in the open market or allow them to expire unexercised. If and when the warrants become redeemable by AutoChina, AutoChina may exercise its redemption right even if AutoChina is unable to qualify the underlying securities for sale under all applicable state securities laws. Since AutoChina’s obligations in this regard are subject to a “best efforts” standard, it is possible that, even if AutoChina is able to successfully assert a defense to a claim by warrant holders due to the impossibility of registration, a court may impose monetary damages on AutoChina to compensate warrant holders due to the change in circumstances that led to AutoChina being unable to fulfill its obligations.

Risks Related to Operations in China

Risks related to ACG’s Business

ACG depends on its ability to enter into and renew leases for most of its properties. In addition, certain lands or buildings where ACG operates its business in China do not have proper title or the head lessor’s consent for a sub-lease and ACG may fail to, or need to incur further expenses or time to, secure legal right to use certain lands or buildings which it leases in China.

ACG requires substantial storage facilities to store its inventory for motor vehicles (i.e. cars and commercial vehicles). ACG rents or leases most of its storage facilities and dealership lots from third parties under tenancy or lease agreements. Depending on market conditions for real estate, landlords or lessors may increase rentals to a rate not acceptable by ACG and which may lead to ACG not renewing the tenancies or leases upon their expirations. If these tenancies or leases are terminated and if there are no ready alternative locations of storage facilities and dealership lots for ACG to store its inventory and/or sell motor vehicles or if ACG is forced to accept the increased rentals or are not able to relocate to a suitable place, ACG’s business, results of operations and financial conditions could be materially and adversely affected.

Approximately 117 of 129 parcels of land and/or buildings in China leased and occupied by ACG for its business operations have certain title defects or lack documentation supporting claim to title and the use of the leased premises may be challenged and ACG may need to relocate its existing business operations.

Furthermore, if such plots of land leased to ACG are collectively-owned land and ACG operates its business on them for non-agricultural uses without special permission, subject to the Land Administration Law of the People’s Republic of China, the administrative departments at or above county level may order the termination of such leases.

In any of the above events, ACG may be required to terminate the existing leases and relocate its existing business operations. There can be no assurance that ACG can replace the existing leases with other comparative alternative premises without any material adverse effect on its operations.

The automotive and truck retailing industry is sensitive to changing economic conditions and various other factors. ACG’s business and results of operations are substantially dependent on new vehicle sales levels in China and in its particular geographic markets and the level of gross profit margins that it can achieve on its sales of new vehicles, all of which are very difficult to predict.

ACG believes that many factors affect sales of new vehicles and automotive retailers’ gross profit margins in China and in its particular geographic markets, including the economy, inflation, recession or economic slowdown, consumer confidence, housing markets, fuel prices, credit availability, the level of manufacturers’ production capacity, manufacturer incentives (and consumers’ reaction to such offers), intense industry competition, interest rates, the level of personal discretionary spending, product quality, affordability and innovation, employment/unemployment rates, the number of consumers whose vehicle leases are expiring, and the length of consumer loans on existing vehicles. Changes in interest rates could significantly impact industry new vehicle sales and vehicle affordability, due to the direct relationship between interest rates and monthly loan payments, a critical factor for many vehicle buyers, and the impact interest rates can have on customers’ borrowing capacity and disposable income. If there is a decline in the availability of credit for car purchasers provided by third-party financing companies or if ACG has insufficient resources to purchase adequate numbers of commercial vehicles and to finance their installment sales to customers, the ability of certain customers to purchase vehicles could be limited, resulting in a decline in sales or profits. In addition, the levels of commercial vehicle sales is significantly dependent on the level of shipping of basic materials, such as coal and grain.

The overall demand for vehicles increased significantly in China from 2001 to 2008. However, recently, certain adverse financial developments have impacted the global financial markets. Theses developments include a general slowing of economic growth both in China and globally, substantial volatility in equity securities markets, and volatility and tightening of liquidity in credit markets. While ACG conducts market research on the demand for automobiles in China, it is difficult for industry participants, including ACG, to predict how long these conditions will exist and how they will affect the automobile industry and its business. As a result, these developments could continue to present risks for an extended period of time for ACG, including a potential slowdown in its sales to customers, increase in interest expense on its bank borrowings, or reduction of the amount of banking facilities currently available to it.

If this economic downturn continues, ACG’s business, financial condition and results of operations would likely be adversely affected, its cash position may further erode and it may be required to seek new financing, which may not be obtainable on acceptable terms or at all. ACG may also be required to reduce its capital expenditures, which in turn could hinder its ability to implement its business plan and to improve its productivity.

ACG is dependent upon the success and continued financial viability of the vehicle manufacturers and distributors with which it holds franchises.

The success of ACG’s stores is dependent on vehicle manufacturers in several key respects. First, ACG relies exclusively on the various vehicle manufacturers for its new vehicle inventory. ACG’s ability to sell new vehicles is dependent on a vehicle manufacturer’s ability to produce and allocate to its stores an attractive, high quality, and desirable product mix at the right time in order to satisfy customer demand. Second, manufacturers generally support their franchisees by providing direct financial assistance in various areas, including, among others, inventory financing assistance and advertising assistance. Third, manufacturers provide product warranties and, in some cases, service contracts, to customers. ACG’s stores perform warranty and service contract work for vehicles under manufacturer product warranties and service contracts, and directly bill the manufacturer as opposed to invoicing the store customer. At any particular time, it has significant receivables from manufacturers for warranty and service work performed for customers. In addition, ACG relies on manufacturers to varying extents for original equipment manufactured replacement parts, training, product brochures and point of sale materials, and other items for its stores.

The core brands of vehicles that ACG sells are manufactured by BMW, Audi, Hyundai, Ford, General Motors (Chevrolet, Buick and Cadillac), ROEWE, Mazda, Ruida Kia, FAW Car, Qingling, Peugeot and FAW Toyota. In particular, Audi represented over 24% of ACG’s new vehicle revenue in 2008. ACG is subject to a concentration of risk in the event of financial distress, including potential bankruptcy, of a major vehicle manufacturer. In the event of such a bankruptcy, among other things, (i) the manufacturer could attempt to terminate all or certain of its franchises, and ACG may not receive adequate compensation for them, (ii) ACG may not be able to collect some or all of its significant receivables that are due from such manufacturers and it may be subject to preference claims relating to payments made by manufacturers prior to bankruptcy, (iii) ACG may not be able to obtain financing for its new vehicle inventory, or arrange financing for its customers for their vehicle purchases and leases, with the manufacturer’s captive finance subsidiary, which may cause ACG to finance its new vehicle inventory, and arrange financing for its customers, with alternate finance sources on less favorable terms, and (iv) consumer demand for their products could be reduced. These events may result in receivables due from such manufacturers and adversely impact its results of operations. In addition, vehicle manufacturers may be adversely impacted by economic downturns or recessions, significant declines in the sales of their new vehicles, increases in interest rates, declines in their credit ratings, labor strikes or similar disruptions (including within their major suppliers), supply shortages or rising raw material costs, rising employee benefit costs, adverse publicity that may reduce consumer demand for their products (including due to bankruptcy), product defects, vehicle recall campaigns, litigation, poor product mix or unappealing vehicle design, governmental laws and regulations, or other adverse events.

ACG’s new vehicle sales are impacted by the consumer incentive and marketing programs of vehicle manufacturers.

Most vehicle manufacturers from time to time have established various incentive and marketing programs designed to spur consumer demand for their vehicles. In addition, certain manufacturers offer extended product warranties or free service programs to consumers. From time to time, manufacturers modify and discontinue these dealer assistance and consumer incentive and marketing programs, which could significantly reduce ACG’s new vehicle and aftermarket product sales, consolidated results of operations, and cash flows.

ACG is subject to restrictions imposed by, and significant influence from, vehicle manufacturers that may adversely impact its business, financial condition, results of operations, cash flows, and prospects, including its ability to acquire additional stores.

Vehicle manufacturers and distributors with whom ACG holds franchises have significant influence over the operations of ACG’s stores. The terms and conditions of its framework, franchise, and related agreements and the manufacturers’ interests and objectives may, in certain circumstances, conflict with its interests and objectives.

ACG’s framework, franchise, and related agreements also grant the manufacturer the right to terminate or compel ACG to sell its franchise for a variety of reasons (including uncured performance deficiencies, any unapproved change of ownership or management, or any unapproved transfer of franchise rights or impairment of financial standing or failure to meet capital requirements), subject to applicable franchise laws. From time to time, certain major manufacturers assert sales and customer satisfaction performance deficiencies under the terms of such framework and franchise agreements. Additionally, ACG’s framework agreements contain restrictions regarding a change in control, which may be outside of its control. While ACG believes that it will be able to renew all of its franchise agreements, it cannot guarantee that all of its franchise agreements will be renewed or that the terms of the renewals will be favorable to it. ACG cannot assure you that its stores will be able to comply with manufacturers’ sales, customer satisfaction performance, and other requirements in the future, which may affect its ability to acquire new stores or renew its franchise agreements, or subject it to other adverse actions, including termination or compelled sale of a franchise, any of which would significantly impact its ability to sell affected vehicles. Furthermore, ACG relies on the protection of state franchise laws in the states in which it operates and if those laws are repealed or weakened, its framework and related agreements may become more susceptible to termination, non-renewal, or renegotiation.

ACG’s operations, including, without limitation, its sales of finance and insurance, are subject to extensive governmental laws and regulations.

The automotive retailing industry, including ACG’s facilities and operations, is subject to a wide range of central and local laws and regulations, such as those relating to motor vehicle sales, retail installment sales, leasing, sales of finance and insurance, licensing, consumer protection, consumer privacy, escheatment, environmental, vehicle emissions and fuel economy, health and safety, wage-hour and other employment practices. Specifically with respect to motor vehicle sales, retail installment sales, leasing, and the sale of finance and insurance at its stores, ACG is subject to various laws and regulations, the violation of which could subject it to lawsuits or governmental investigations and adverse publicity, in addition to administrative, civil, or criminal sanctions. The violation of other laws and regulations to which ACG are subject also can result in administrative, civil, or criminal sanctions against it, which may include a cease and desist order against the subject operations or even revocation or suspension of its license to operate the subject business, as well as significant fines and penalties.

ACG may be subject to broad liabilities arising from environmental protection laws.

ACG may be subject to broad liabilities arising out of contamination at its currently and formerly owned or operated facilities, at locations to which hazardous substances were transported from such facilities, and at such locations related to entities formerly affiliated with it. Although for some such liabilities ACG believes it is entitled to indemnification from other entities, ACG cannot assure you that such entities will view their obligations as it does, or will be able to satisfy them.

ACG’s growth is dependent upon the availability of suitable sites.

ACG leases a majority of the properties where its stores are located. If and when ACG decides to open new stores, the inability to acquire suitable real estate, either through lease or purchase, at favorable terms could limit the expansion of its lot base and could limit its expansion strategy.

ACG’s businesses are subject to seasonal fluctuations.

The third quarter has historically been the slowest period for car and truck sales. Conversely, the fourth quarter has historically been the busiest time for car and truck sales. Therefore, ACG generally realizes a higher proportion of its revenue and operating profit during the fourth quarter. The demand for repair, maintenance and parts is not highly seasonal. If conditions arise that impair vehicle sales during the fourth quarter, revenues for that year will be significantly reduced.

Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential information, whether by ACG or by third-party service providers, could damage its reputation, expose it to the risks of litigation and liability, disrupt its business or otherwise harm its results of operations.

In the normal course of business, ACG collects, processes and retains sensitive and confidential customer information. Despite the security measures it has in place, its facilities and systems, and those of third-party service providers, could be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential information, whether by ACG or by third-party service providers, could damage its reputation, expose it to the risks of litigation and liability, disrupt its business or otherwise harm its results of operations.

Automotive manufacturers exercise significant control over ACG’s operations and ACG depends on them in order to operate its business.

Manufacturers exercise a great degree of control over ACG’s operations. For example, manufacturers can require ACG to meet specified standards of appearance, require it to meet specified financial criteria such as maintenance of minimum net working capital and, in some cases, minimum net worth, impose minimum customer service and satisfaction standards, set standards regarding the maintenance of inventories of vehicles and parts and govern the extent to which its businesses can utilize the manufacturers’ names and trademarks. In many cases the manufacturer must consent to the replacement of the principal.

ACG’s manufacturers generally require that the premises meet defined image and facility standards and may direct it to implement costly capital improvements as a condition for renewing certain franchise agreements. All of these requirements could impose significant capital expenditures on ACG in the future.

Pursuant to ACG’s franchise agreements, its operations are required to maintain a certain minimum working capital, as determined by the manufacturers. This requirement could force ACG to utilize available capital to maintain manufacturer-required working capital levels thereby limiting its ability to apply profits generated from one subsidiary for use in other subsidiaries or, in some cases, at the parent company. These factors, either alone or in combination, could cause ACG to divert its financial resources to capital projects from uses that management believes may be of higher long-term value to it.

ACG is subject to a number of risks associated with importing vehicles.

ACG’s business involves the sale of new and used vehicles, vehicle parts or vehicles composed of parts that are manufactured outside China. As a result, ACG’s operations are subject to customary risks associated with imported merchandise, including fluctuations in the value of currencies, import duties, exchange controls, differing tax structures, trade restrictions, transportation costs, work stoppages and general political and economic conditions in foreign countries.

The countries from which ACG’s vehicles and/or parts are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs on imported merchandise. Any of those impositions or adjustments could affect ACG’s operations and its ability to purchase imported vehicles and parts at reasonable prices.

Substantial competition in automotive sales and services may adversely affect ACG’s profitability due to its need to lower prices to sustain sales and profitability.

The automotive retail industry in China is highly competitive. Depending on the geographic market, ACG competes with:

•	franchised automotive dealerships in its markets that sell similar makes of new and used vehicles that it offers, occasionally at lower prices than it does;

•	other national or regional affiliated groups of franchised dealerships;

•	private market buyers and sellers of used vehicles; and

•	independent service and repair shops.

ACG may face significant competition as it strives to gain market share. Some of ACG’s competitors may have greater financial, marketing and personnel resources and lower overhead and sales costs than it has. ACG typically relies on advertising, merchandising, sales expertise, service reputation and dealership location in order to sell new vehicles. Although its franchise agreements with manufacturers grant ACG the right to sell their products within certain geographic areas, its revenues and profitability may be materially and adversely affected if competing dealerships expand their market share or are awarded additional franchises by manufacturers that supply its dealerships. Additionally, market practice in the PRC allows multiple non-exclusive dealerships distributing the same brand of motor vehicles in the same city or region.

ACG also competes with other independent dealers, and to a lesser degree with (i) the used vehicle retail operations of franchised automotive dealerships, (ii) independent used vehicle dealers, and (iii) individuals who sell used vehicles in private transactions. ACG competes for both the purchase and resale of used vehicles. ACG’s competitors may sell the same or similar makes of vehicles that it offers in the same or similar markets at competitive prices. Increased competition in the market, including new entrants to the market, could result in increased wholesale costs for used vehicles and lower-than expected vehicle sales and margins. Further, if any of ACG’s competitors seek to gain or retain market share by reducing prices for used vehicles, it would likely reduce its prices in order to remain competitive, which may result in a decrease in its sales and profitability and require a change in its operating strategies.

In addition to competition for vehicle sales, ACG’s dealerships compete with independent garages for non-warranty repair and routine maintenance business. ACG’s dealerships compete with other automotive dealers, service stores and automobile parts retailers in their parts operations. ACG believes that the principal competitive factors in service and parts sales are the quality of customer service, the use of factory-approved replacement parts, familiarity with a manufacturer’s brands and models, convenience, the competence of technicians, location, and price.

Claims that the software products and information systems that ACG relies on are infringing on the intellectual property rights of others could increase its expenses or inhibit it from offering certain services, which could adversely affect its results of operations.

A number of entities, including some of ACG’s competitors, have sought, or may in the future obtain, patents and other intellectual property rights that cover or affect software products and other components of information systems that ACG relies on to operate its business.

Litigation may be necessary to determine the validity and scope of third-party rights or to defend against claims of infringement. If a court determines that one or more of the software products or other components of information systems ACG uses infringe on intellectual property owned by others or ACG agrees to settle such a dispute, it may be liable for money damages. In addition, ACG may be required to cease using those products and components unless it obtains licenses from the owners of the intellectual property, redesign those products and components in such a way as to avoid infringement or cease altogether the use of those products and components. Each of these alternatives could increase ACG’s expenses materially or impact the marketability of its services. Any litigation, regardless of the outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on ACG’s business. In addition, a third-party intellectual property owner might not allow ACG to use its intellectual property at any price, or on terms acceptable to it, which could compromise ACG’s competitive position.

ACG relies on an adequate supply of skilled field personnel.

In order to continue to provide high quality repair and maintenance services, ACG requires an adequate supply of skilled field managers and technicians. Trained and experienced automotive field personnel are in high demand, and may be in short supply in some areas. ACG cannot assure that it will be able to attract, motivate and maintain an adequate skilled workforce necessary to operate its existing and future stores efficiently, or that labor expenses will not increase as a result of a shortage in the supply of skilled field personnel, thereby adversely impacting its financial performance. While the automotive repair industry generally operates with high field employee turnover, any material increases in employee turnover rates in ACG’s stores or any widespread employee dissatisfaction could also have a material adverse effect on its business, financial condition and results of operations.

Store closings result in unexpected costs that could adversely affect ACG’s results of operations.

From time to time, in the ordinary course of ACG’s business, it closes certain stores, generally based on considerations of store profitability, competition, strategic factors and other considerations. Closing a store could subject ACG to costs including the write-down of leasehold improvements, equipment, furniture and fixtures. In addition, ACG could remain liable for future lease obligations.

ACG’s business is affected by advances in automotive technology.

The demand for ACG’s parts and repair and maintenance services could be adversely affected by continuing developments in automotive technology. Automotive manufacturers are producing cars that last longer and require service and maintenance at less frequent intervals in certain cases. Quality improvement of manufacturers’ original equipment parts has in the past reduced, and may in the future reduce, demand for ACG’s products and services, adversely affecting its sales. For example, manufacturers’ use of stainless steel exhaust components has significantly increased the life of those parts, thereby decreasing the demand for exhaust repairs and replacements. Longer and more comprehensive warranty or service programs offered by automobile manufacturers and other third parties also could adversely affect the demand for ACG’s non-warranty repair and maintenance services. In addition, advances in automotive technology continue to require ACG to incur additional costs to update its diagnostic capabilities and technical training programs.

Significant defaults by financing customers could significantly reduce ACG’s revenues.

ACG’s commercial vehicle sales and leasing business generates income from financing customers. Although ACG does extensive pre-sale credit research on its customers and has a security interest in its leased vehicles, if customers fail to make payments when due ACG may not be able to fully recover the outstanding fee and it could significantly reduce ACG’s revenues.

A loss of distribution rights granted by ACG's suppliers, or any material disputes between ACG and its suppliers may adversely affect the results of operations and financial condition of ACG.

ACG relies on dealership rights granted by motor vehicle manufacturers for distribution of their products. All of these dealership or supply agreements are not on an exclusive basis and have an expiration date.

These dealership contracts are generally for one to three year terms and are subject to termination by ACG or the principal with prior written notice in accordance with the terms of such contracts. Complete or partial termination of these distribution rights agreements could materially and adversely affect ACG's business operations and financial performance. For example, such termination could result from disagreements regarding differences between sales targets and actual achievements, disputes regarding advertising and promotion expenses or changes in business strategy. There can be no assurance that any particular supplier will not terminate these distribution rights in the future. ACG may also be unable to obtain or renew these dealership supply agreements on commercially acceptable terms and may not be able to continue to distribute these products after the expiration date.

In addition, there may be a material dispute between ACG and a supplier in connection with the performance of a party's obligations or the scope of a party's responsibilities under the relevant dealership or supply agreements with its motor vehicle principals or consumer product supplier.

If any of the above happens, the business and operations of ACG may suffer and the dealership agreements may even be terminated by mutual consent of the parties, unilaterally or as a result of a material breach by one of them.

The loss of any key members of the management team may impair ACG’s ability to identify and secure new contracts with customers or otherwise manage its business effectively.

ACG’s success depends, in part, on the continued contributions of its senior management. In particular, Mr. Yong Hui Li has been appointed by the Board of Directors to oversee and supervise the strategic direction and overall performance of ACG.

ACG relies on its senior management to manage its business successfully. In addition, the relationships and reputation that members of ACG’s management team have established and maintained with its customers contribute to ACG’s ability to maintain good customer relations, which is important to the direct selling strategy that ACG adopts. Employment contracts entered into between ACG and its senior management cannot prevent its senior management from terminating their employment, and the death, disability or resignation of Mr. Yong Hui Li or any other member of ACG’s senior management team may impair ACG’s ability to maintain business growth and identify and develop new business opportunities or otherwise to manage its business effectively.

ACG relies on its information technology, billing and credit control systems, and any problems with these systems could interrupt ACG’s operations.

ACG’s business cannot be managed effectively without its integrated information technology system. Accordingly, ACG runs various “real time” integrated information technology management systems for its motor vehicle sales and financing business. These systems include ACG Information Management System. ACG’s operations are heavily dependent on its integrated information technology system to enable it to manage its sales and services effectively.

In addition, sophisticated billing and credit control systems are critical to ACG’s ability to increase revenue streams, avoid revenue loss and potential credit problems, and bill customers in a proper and timely manner. If adequate billing and credit control systems and programs are unavailable, or if upgrades are delayed or not introduced in a timely manner, or if ACG is unable to integrate such systems and software programs into its billing and credit systems, ACG may experience delayed billing which may negatively affect ACG’s cash flow and the results of its operations.

In case of a failure of ACG’s data storage system, ACG may lose critical operational or billing data or important email correspondence with its customers and suppliers. Any such data stored in the core data center may be lost if there is a lapse or failure of the disaster recovery system in backing up these data, or if the periodic offline backup is insufficient in frequency or scope. An interruption or breakdown in ACG’s integrated information technology system may have a material adverse effect on its business, financial conditions and results of operations due to disruption of its operations.

Natural disasters and adverse weather events can disrupt ACG’s business.

ACG’s stores are concentrated in provinces and regions in China, including primarily Hebei, Shanxi, Shandong, Henan, Inner Mongolia Autonomous Region and Tianjin, in which actual or threatened natural disasters and severe weather events (such as severe snowstorms, earthquakes, fires and landslides) may disrupt store operations, which may adversely impact its business, results of operations, financial condition, and cash flows. In addition to business interruption, the automotive retailing business is subject to substantial risk of property loss due to the significant concentration of property values at store locations. Although ACG has, subject to certain deductibles, limitations, and exclusions, substantial insurance, it cannot assure you that it will not be exposed to uninsured or underinsured losses that could have a material adverse effect on its business, financial condition, results of operations, or cash flows. Additionally, ACG generally relies on third-party transportation operators and distributors for the delivery of vehicles from the manufacturer to ACG’s stores. Delivery may be disrupted for various reasons, many of which are beyond ACG’s control, including natural disasters, weather conditions or social unrest and strikes, which could lead to delayed or lost deliveries. For example, recently the southern regions of China experienced the most severe winter weather in nearly 50 years, causing, among other things, severe disruptions to all forms of transportation for several weeks in late January and early February 2008. This natural disaster also impacted the delivery of vehicles to stores. In addition, transportation conditions are often generally difficult in some of the regions where ACG sells automobiles and commercial vehicles. ACG currently does not have business interruption insurance to offset these potential losses, delays and risks, so a material interruption of its business operations could severely damage its business.

ACG’s ongoing expansion into commercial vehicle sales and leasing may be costly, time-consuming and difficult. If ACG does not successfully expand this business, its results of operations and prospects would not be as positive as anticipated.

ACG’s future success is dependent upon its ability to successfully expand its commercial vehicle sales and leasing business which it commenced in April 2008. ACG opened 103 commercial vehicle financing centers in 2008 and 2 additional commercial vehicle financing centers in January 2009, and it plans to open an additional 45 centers in China in 2009. ACG has limited experience with this business and may not be able to expand its sales in its existing or new markets due to a variety of factors, including the risk that customers in some areas may be unfamiliar with its brand or the commercial vehicle sales and leasing business model. Furthermore, ACG may fail to anticipate and address competitive conditions in the commercial vehicle sales and lease market. These competitive conditions may make it difficult or impossible for ACG to effectively expand this business. If ACG’s expansion efforts in existing and new markets are unsuccessful, its results of operations and prospects would be materially and adversely affected.

If required financing for ACG’s commercial leasing business were not available or not available on acceptable terms, the commercial leasing business might not be able to expand as quickly as expected, reducing ACG’s operating results.

ACG’s ability to expand its commercial truck financing business is dependent on its ability to purchase commercial trucks for resale. Presently, such financing is arranged through financing arrangements with Beiguo Commercial Building Limited (“Beiguo”). The terms provided by Beiguo are on terms which are more favorable than ACG has historically been able to obtain from PRC commercial banks. However there can be no assurance that ACG can continue to receive such financing from Beiguo on such commercially favorable terms, or at all.

If financing from Beiguo were not available, ACG would fund its commercial vehicle purchases from its own cash reserves or financing provided by third-party financial institutions. There can be no assurance that ACG will have sufficient resources or be able to obtain adequate third party financing on as commercially favorable terms as that provided by Beiguo or at all. If suitable financing were not available, ACG would not be able to expand its commercial leasing business in as quickly as expected.

ACG may not succeed in identifying suitable acquisition targets, which could limit its ability to expand its operations and service offerings and enhance its competitiveness.

ACG has pursued and may in the future pursue strategic acquisition opportunities to increase its scale and geographic presence and expand the number of its product offerings. However, ACG may not be able to identify suitable acquisition or investment candidates, or, even if it does identify suitable candidates, it may not be able to complete those transactions on terms commercially favorable to it or at all, which could limit its competitiveness and its growth prospects.

ACG may face unforeseen liabilities and have difficulty integrating the operations of companies it acquires in the future.

If ACG acquires other companies in the future, it could face the following risks:

•	difficulty in assimilating the target company’s personnel, operations, products, services and technology into its operations;

•	the presence of unforeseen or unrecorded liabilities;

•	entry into unfamiliar markets;

•	inability to generate sufficient revenues to offset acquisition costs;

•	tax and accounting issues;

•	incurrence of significantly higher capital expenditures and operating expenses;

•	disrupting its ongoing business;

•	impairing relationships with employees, manufacturers and customers;

•	incorrectly valuing acquired entities; and

•	failing to obtain or retain key personnel at new or acquired dealerships.

In addition, employees from acquired companies may decide not to work with ACG or to leave shortly after joining it. These difficulties could disrupt ACG’s ongoing business, distract its management and current employees and increase its expenses, including write-offs or impairment charges. Acquired companies also may not perform to ACG’s expectations for various reasons, including the loss of key personnel, key distributors, key suppliers or key customers, and its strategic focus may change. As a result, ACG may not realize the benefits it anticipated from the acquisition. If ACG fails to integrate acquired businesses or realize the expected benefits, it may lose the return on the investment in these acquisitions or incur additional transaction costs and its operations may be negatively impacted as a result. Further, any acquisition or investment that ACG attempts, whether or not completed, or any media reports or rumors with respect to any such transactions, may adversely affect its competitiveness, its growth prospects, and the value of its ordinary shares.

ACG’s business is capital intensive and ACG’s growth strategy may require additional capital that may not be available on favorable terms or at all.

ACG has, in the past, entered into loan agreements in order to raise additional capital. ACG’s business requires significant capital and although it believes that its current cash, cash flow from operations and the cash of AutoChina will be sufficient to meet its present and reasonably anticipated cash needs, it may, in the future, require additional cash resources due to changed business conditions, implementation of its strategy to expand its store network or other investments or acquisitions it may decide to pursue. If ACG’s own financial resources are insufficient to satisfy its capital requirements, it may seek to sell additional equity or debt securities or obtain additional credit facilities following the acquisition. The sale of additional equity securities could result in dilution to ACG’s shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require ACG to agree to operating and financial covenants that would restrict its operations. Financing may not be available in amounts or on terms acceptable to ACG, if at all. Any failure by ACG to raise additional funds on terms favorable to it, or at all, could limit its ability to expand its business operations and could harm its overall business prospects.

Due to ACG’s rapid growth in recent years, its past results may not be indicative of its future performance and evaluating its business and prospects may be difficult.

AutoChina’s business has grown and evolved rapidly in recent years as demonstrated by its growth in net income for the nine months ended September 30, 2008 to $6.1 million, from $2.2 million for the prior period in 2007. AutoChina may not be able to achieve similar growth in future periods, and its historical operating results may not provide a meaningful basis for evaluating its business, financial performance and prospects. Therefore, you should not rely on AutoChina’s past results or its historical rate of growth as an indication of its future performance.

ACG requires various approvals, licenses, authorizations, certificates, filings and permits to operate its business and the loss of or failure to obtain or renew any or all of these approvals, licenses, authorizations, certificates, filings and permits could limit its ability to conduct its business.

In accordance with the laws and regulations of the PRC, ACG is required to maintain various approvals, licenses, authorizations, certificates, filings and permits in order to operate ACG’s business. ACG’s business could be affected by the promulgation of new laws and regulations introducing new requirements (such as new approvals, licenses, authorizations, certificates filings and/or permits). In addition, companies incorporated in the PRC will be required to pass an annual inspection conducted by the respective Administration of Industry and Commerce in order to retain valid business approvals, license, authorizations, certificates, filings and permits for their operations. As the PRC’s legislative system evolves, it is also not uncommon for new laws and regulations to be promulgated and put into effect on short notice. Failure to comply with these laws and regulations, pass these inspections, or the loss of or failure to renew its licenses, permits and certificates or any change in the government policies, could lead to temporary or permanent suspension of some of ACG’s business operations or the imposition of penalties on ACG, which could limit its ability to conduct its business.

Failure by ACG’s suppliers to introduce new models that are accepted by the market may cause it to lose market share and fail to gain the anticipated economic benefits of such new products.

ACG’s future success will be largely dependent on the ability of ACG’s motor vehicles suppliers to launch new models to suit changing customers’ needs in China and to continually enhance the performance and reliability of their existing automobile models. If the vehicles manufactured by ACG’s suppliers do not receive the anticipated market reception or customer preferences or the market for its products change, ACG’s future development and market share in the industry, and therefor its overall financial condition, may be materially and adversely affected.

AutoChina’s ability to pay dividends and utilize cash resources of its subsidiaries is dependent upon the earnings of, and distributions by, AutoChina’s subsidiaries and jointly-controlled enterprises.

AutoChina a holding company with substantially all of ACG’s business operations conducted through its subsidiaries and jointly-controlled enterprises. AutoChina’s ability to make dividend payments depends upon the receipt of dividends, distributions or advances from its subsidiaries and jointly-controlled enterprises. The ability of its subsidiaries and jointly-controlled enterprises to pay dividends or other distributions may be subject to their earnings, financial position, cash requirements and availability, applicable laws and regulations and to restrictions on making payments to AutoChina or ACG contained in financing or other agreements. These restrictions could reduce the amount of dividends or other distributions that AutoChina receives from its subsidiaries and jointly-controlled enterprises, which could restrict its ability to fund its business operations and to pay dividends to its shareholders. AutoChina’s future declaration of dividends may or may not reflect its historical declarations of dividends and will be at the absolute discretion of the Board of Directors.

Under the EIT Law, AutoChina and ACG each may be classified as a “resident enterprise” of the PRC. Such classification could result in unfavorable tax consequences to AutoChina, ACG and AutoChina’s non-PRC shareholders.

Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. The EIT Law and its implementing rules are relatively new and ambiguous in terms of some definitions, requirements and detailed procedures, and currently no official interpretation or application of this new “resident enterprise” classification is available; therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that either AutoChina or ACG is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, either AutoChina or ACG may be subject to enterprise income tax at a rate of 25% on its worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules, dividends paid to AutoChina from ACG’s PRC subsidiaries through ACG’s Hong Kong sub-holding company, assuming each such company is a “resident enterprise,” should qualify as “tax-exempt income,” AutoChina cannot guarantee that such dividends will not be subject to withholding tax. Finally, the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends AutoChina pays to its non-PRC shareholders and with respect to gains derived by AutoChina’s non-PRC shareholders from transferring AutoChina’s securities, if such income is considered PRC-sourced income by the relevant PRC authorities.

If any such PRC taxes apply, a non-PRC shareholder may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty and/or a foreign tax credit against such shareholder’s domestic income tax liability (subject to applicable conditions and limitations). You should consult with your own tax advisors regarding the applicability of any taxes, the effects of any applicable income tax treaties, and any available foreign tax credits.

Yan Wang, the wife of Yong Hui Li, the chairman and chief executive officer of ACG and a director and the chairman and chief executive officer of AutoChina, is the beneficial owner of a substantial amount of AutoChina’s ordinary shares and Ms. Wang may take actions with respect to such shares which are not consistent with the interests of the other shareholders.

Yan Wang, the wife of Yong Hui Li, the chairman and chief executive officer of ACG and a director and the chairman and chief executive officer of AutoChina, beneficially owns approximately 80.31% of the outstanding ordinary shares of AutoChina as of the date of this report, without taking into account AutoChina’s outstanding warrants and assuming that there are no other changes to the number of ordinary shares outstanding. Under SEC rules, Mr. Li can be deemed to beneficially own such shares. Ms. Wang may take actions with respect to such shares without the approval of other shareholders and which are not consistent with the interests of the other shareholders, including the election of the directors and other corporate actions of AutoChina such as:

•	its merger with or into another company;

•	a sale of substantially all of its assets; and

•	amendments to its memorandum and articles of incorporation.

The decisions of Ms. Wang may conflict with AutoChina’s interests or the interests of AutoChina’s other shareholders.

Prior to AutoChina’s acquisition of ACG on April 9, 2009, AutoChina had not had operations, and ACG had not operated as a public company. Fulfilling AutoChina’s obligations incident to being a public company will be expensive and time consuming.

Prior to AutoChina’s acquisition of ACG on April 9, 2009, AutoChina had not had operations, and ACG had not operated as a public company. Each of AutoChina and ACG have maintained relatively small finance and accounting staffs. Neither AutoChina nor ACG currently has an internal audit group. Although AutoChina has maintained disclosure controls and procedures and internal control over financial reporting as required under the Federal securities laws with respect to its very limited activities, it has not been required to maintain and establish these disclosure controls and procedures and internal control as will be required with respect to businesses such as ACG with substantial operations. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the U.S. Securities and Exchange Commission (“SEC”), AutoChina will need to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations will require significant management time, place significant additional demands on AutoChina’s and ACG’s finance and accounting staffs and on their financial, accounting and information systems, and increase their insurance, legal and financial compliance costs. AutoChina may also need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

AutoChina may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, AutoChina will be classified as a PFIC for any taxable year in which either (1) at least 75% of its gross income (looking through certain corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (looking through certain corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If AutoChina is determined to be a PFIC for any taxable year during which a U.S. Holder (as defined in the section of this report captioned ‘‘Taxation–United States Federal Income Taxation–General’’) held AutoChina’s ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition of its assets and the nature of its income in 2008, it is likely that AutoChina qualified as a PFIC in 2008 (subject to the possible application of the start-up exception, which depends on future facts and circumstances). AutoChina’s actual PFIC status for any subsequent taxable year will not be determinable until after the end of such taxable year.  Accordingly there can be no assurance with respect to its status as a PFIC for 2008 or any subsequent taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this report captioned ‘‘Taxation—United States Federal Income Taxation—Tax Consequences to U.S. Holders of Ordinary Shares and Warrants of AutoChina—Passive Foreign Investment Company Rules.’’

Risks Relating to the Motor Vehicle Industry in China

Excess supply in the PRC automobile market could reduce ACG’s profits and growth.

Automobile sales in the PRC have been growing rapidly between 2001 and 2007, and this growth has encouraged industry participants to enter the automobile retail market through import or expansion of production capacities. This may have resulted, and may continue to result, in an excess supply of automobiles in the market, particularly in light of the recent economic slowdown in China and around the world, which in turn can reduce ACG’s car and truck sales.

Imposition of fuel economy standards on PRC automotive manufacturers and the proposed imposition of higher automobile consumption taxes may have a negative effect on the revenues and profits of PRC automobile importers, dealers and distributors, including ACG.

The PRC government adopted new automobile consumption taxes on April 1, 2006 which increased the consumption tax rate on passenger cars with cylinder capacity of more than 2.0 litres. In particular, the tax on passenger cars with a cylinder capacity of more than 2.0 litres and up to 2.5 litres has been increased by 1%; those with a cylinder capacity of more than 2.5 litres and up to 3.0 litres has been increased by 4%; those with a cylinder capacity of more than 3.0 litres and up to 4.0 litres has been increased by 7%; and those with a cylinder capacity of more than 4.0 litres has been increased by 12%. AutoChina cannot assure you that the automobile consumption tax rate will not be raised in the future, which would increase the costs of vehicles with relatively large cylinder capacity. Car importers, dealers and distributors in the PRC might not be able to successfully pass on the tax increase as higher prices to customers. Even if such increased costs are added to selling prices, such increase in prices could result in a decline in vehicle sales. Such an increase in cost of good sold or decline in demand may have an adverse effect on the revenues and profits of car importers, dealers and distributors in the PRC, including ACG.

Automobile importers, dealers and distributors in the PRC, including ACG, may expend considerable resources in order to comply with the Regulations on Recall of Defective Automotive Products, which took effect in October 2004.

The PRC’s Regulations on Recall of Defective Automotive Products came into effect on October 1, 2004. This regulation requires automotive distributors to assist automobile manufacturers to undertake service actions or recall campaigns. Any such actions or campaigns may require automotive distributors to expend considerable resources in detecting and reporting to the regulatory authorities of any potential design defects, defective component parts or assembly defects in the automobile-related products distributed, which could influence purchasing decisions of potential purchasers of the vehicles distributed by ACG or adversely affect the reputation of the products distributed by ACG, thereby negatively affecting sales and profitability of ACG. Material failures by automobile distributors to perform their obligations under such regulations may also subject the distributors to certain penalties and fines.

The proposed adoption of the “three guarantees” policy on vehicles sold in the PRC may have a negative effect on the revenues and profits of ACG.

The PRC government is considering adopting the Regulations on Non-Commercial Passenger Vehicle Repair, Exchange and Return Responsibilities (commonly referred to as the “three guarantees” policy) in the near future. The new regulations are designed to make it easier for buyers of vehicles which are to be used for non-commercial purposes to hold the dealers primarily responsible for quality defects in motor vehicles, regardless of the contractual allocation of such liabilities between the manufacturers and dealers. These regulations provide, among other things, that a purchaser can return a vehicle to the dealers at no cost or, in some circumstances, at a nominal cost, if (i) a major quality problem occurs within 30 days of the purchase or, (ii) such vehicle has the same quality problem after five repair attempts or (iii) the aggregate time for all quality-related repairs of such vehicle exceeds 35 days over a specified term (usually two years).

If these regulations are introduced as described above or in a similar form, the costs of compliance with such regulations and the potential product defect liability, if it occurs, could reduce ACG’s profitability. Even if ACG passes along such costs to consumers in the form of higher selling prices, the increase in sales prices could cause a decline in market demand and result in a material adverse effect on the revenues and profits of ACG.

Any trade or other political disputes between countries may affect ACG’s selection of motor vehicles to be imported and sales turnover.

Approximately 2.1% of the motor vehicles sold by ACG are imported from Japan, Europe and U.S. There may be occasions when trade or other political disputes or tensions arise between countries of imports and the countries of exports which are beyond ACG’s control. Depending on the response of society to the government’s stance to such disputes, the demand for the products imported from the countries which are subject to the trade disputes may be affected, and hence affect ACG’s selection of the product as well as the overall sales turnover. There is no assurance that the customers would prefer one brand over the other or the vehicles made by one country over the other country. In any of such events, this will cause a decline in ACG’s sales turnover and affect ACG’s financial condition and results of operations.

Fuel shortages and fluctuations in fuel prices may adversely affect the demand for automobiles.

Fuel prices are inherently volatile and have experienced significant rise from 2001 to 2008. Any surge in fuel prices will have an adverse effect on world economies and, in particular, on the world’s automobile industries. For example, in 2007, rising global oil prices and rising demand for fuel have led to fuel shortages in China. This is due in part to increased automobile ownership as well as government controls over fuel prices.

If the PRC central government continues to control the price of domestic refined oil to stabilize the market and demand for fuel in China continues to increase in line with rising annual GDP, it is possible that further shortages will occur. If the cost of fuel in the China continues to increase, consumers may elect to use alternative means of transportation, and demand for automobiles, particularly those with larger engine capacities, may decline.

ITEM 4.	INFORMATION ON OUR COMPANY

A.           History and development of the Company

AutoChina International Limited (f/k/a Spring Creek Acquisition Corp.) is a Cayman Islands exempted company that was incorporated on October 16, 2007, and organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that has its principal operations in the People’s Republic of China, or PRC, as well as the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan, which is also referred to as Greater China. AutoChina’s Amended and Restated Memorandum and Articles of Association at the time provided that we could not consummate a business combination with a business that had its principal operations outside of Greater China.

On February 27, 2008, we completed a private placement of 1,430,000 warrants to James Cheng-Jee Sha, AutoChina’s former Chief Executive Officer and Chairman and current director, Diana Chia-Huei Liu, AutoChina’s former President and current director, William Tsu-Cheng Yu, AutoChina’s former Chief Financial Officer and director, Jimmy (Jim) Yee-Ming Wu, AutoChina’s former Chief Operating Officer and director and Gary Han Ming Chang, AutoChina’s former Special Advisor, collectively referred to as the founding shareholders, as a result of which AutoChina received net proceeds of $1,430,000.

The Initial Public Offering

On March 4, 2008, AutoChina consummated its initial public offering of 4,500,000 units. On March 13, 2008, the underwriters of AutoChina’s initial public offering exercised their over-allotment option in full, for a total of an additional 675,000 units (over and above the 4,500,000 units sold in the initial public offering) for an aggregate offering of 5,175,000 units. Each unit in the offering consisted of one ordinary share and one redeemable ordinary share purchase warrant. Each warrant entitles the holder to purchase from AutoChina one ordinary share in AutoChina at an exercise price of $5.00. AutoChina’s ordinary shares and warrants started trading separately as of March 28, 2008.

In connection with the initial public offering and the private placement, AutoChina’s officers and directors placed all the shares owned by them before the private placement and the initial public offering into an escrow account. Except in certain circumstances, these shares will not be released from escrow until January 9, 2010 (nine months after AutoChina’s consummation of a business combination) with respect to 50% of the shares and April 9, 2010 (one year after AutoChina’s consummation of a business combination) with respect to the remaining 50% of the shares.

The Acquisition

On April 9, 2009, pursuant to the terms of a share exchange agreement dated February 4, 2009 and amended March 11, 2009, we acquired all of the outstanding securities of AutoChina Group Inc. (“ACG”).  On that day, we filed Second Amended and Restated Memorandum and Articles of Association that, among other things, changed our name to “AutoChina International Limited” and removed certain provisions that, giving effect to AutoChina’s acquisition of ACG, were no longer applicable.

Pursuant to the share exchange agreement, upon AutoChina’s acquisition of ACG, AutoChina issued 8,606,250 ordinary shares in AutoChina to Honest Best Int’l Ltd., ACG’s prior shareholder, in upfront consideration, of which 10% was held back and placed in escrow. The release of 50% of the holdback consideration is conditioned on AutoChina’s exceeding $22.5 million EBITDA and 30% EBITDA Growth (each as defined in the share exchange agreement) for the 2009 fiscal year, and the remaining 50% of the holdback consideration will be released on the later of 20 days following delivery of the 2009 audited financial statements for AutoChina and one year from the date of the closing of the transactions contemplated in the share exchange agreement, in each case less any damages claimed pursuant to the indemnification provisions of the share exchange agreement at the time of such release. In addition, pursuant to an earn-out provision in the share exchange agreement, AutoChina agreed to issue to Honest Best Int’l Ltd., ACG’s prior shareholder, between 5% and 20% of the number of ordinary shares outstanding as of December 31 of the fiscal year immediately prior to such earn-out issuance for achieving a minimum EBITDA and certain Targeted EBITDA Growth (each as defined in the Share Exchange Agreement) in each of the next five years, through the year ended December 31, 2013.

In connection with the acquisition, as of April 9, 2009, after the closing of the acquisition, AutoChina closed on its previously announced agreements to purchase 3,053,910 ordinary shares for an aggregate of $24,217,506.30.  Such shares were voted in favor of the acquisition and other related proposals.

Also in connection with the acquisition, on April 7, 2009, AutoChina entered into certain Put and Call Agreements with four of its shareholders. Pursuant to such agreements, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”) to AutoChina, an aggregate of 156,990 ordinary shares at an exercise price of $9.05 per ordinary share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. The put options are exercisable during the two week period commencing on October 9, 2009. The call options are exercisable until October 9, 2009, subject to certain limitations. In connection with these agreements, AutoChina entered into an Escrow Agreement, dated April 7, 2009, with the shareholders, Honest Best Int’l Ltd., the sole shareholder of ACG prior to the acquisition, and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent will hold 7,745,625 ordinary shares of AutoChina issued to Honest Best Int’l Ltd. in connection with acquisition, together with $376,776 in cash provided by AutoChina, to secure payment of the exercise price by AutoChina.

On April 7, 2009, AutoChina entered into certain Put and Call Agreements with four of its shareholders. Pursuant to the agreements, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”) to AutoChina, an aggregate of 299,000 ordinary shares at an exercise price of $8.50 per share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. The put options are exercisable during the two week period commencing on October 9, 2009. The call options are exercisable until October 9, 2009, subject to certain limitations.

On April 8, 2009, AutoChina entered into a Put and Call Agreement with two of its shareholders. Simultaneously with the execution of the agreement, the shareholders purchased an aggregate of 548,800 ordinary shares of AutoChina at a purchase price of $7.865 per ordinary share. Pursuant to the agreement, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”), an aggregate of 548,800 ordinary shares at an exercise price of $8.40 per share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. AutoChina also paid the shareholders an aggregate of $57,624 in connection with the agreement.  The put options are exercisable during the two week period commencing on October 9, 2009. The call options are exercisable until October 9, 2009, subject to certain limitations.  In connection with this agreement, AutoChina entered into an Escrow Agreement, dated April 8, 2009 with the shareholders, ACG and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent will hold $4,609,920 in cash provided by AutoChina to secure payment of the exercise price by AutoChina.

AutoChina’s principal place of business is located at No.322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China, and its telephone number is +86 311 8382 7688.

ACG Corporate Development and History

ACG, which was formerly known as KYF Inc., was a holding company incorporated in the Cayman Islands on July 26, 2007 by Mr. Yong Hui Li with 50,000,000 ordinary shares at $0.001 each. On the date of incorporation, 1,000 ordinary shares at $0.001 each were issued, outstanding and fully paid by Mr. Yong Hui Li. Mr. Yong Hui Li has subsequently transferred all of the issued, outstanding and fully paid shares to his affiliates. On the date immediately prior to ACG’s acquisition of ACG, the sole shareholder of ACG was Honest Best Int’l Ltd., a company which is wholly owned by Ms. Yan Wang, Mr. Li’s wife.

ACG was initially engaged solely in the automotive dealership business, which was primarily located in Hebei Province of China. Prior to the incorporation of ACG in 2007, ACG conducted business through its major variable interest entities, Hua An Investment and Huiyin Investment since 2005. ACG (including its subsidiaries and variable interest entities) is an integrated automotive dealership company engaged in sales of automobiles, spare parts and after sales services, consisting of 15 new automobile franchises in 25 auto dealerships, which are located primarily in Hebei Province of the PRC. ACG offers an extensive range of automotive products and services, including new automobiles, auto maintenance, replacement parts, collision repair services, financing, and insurance consulting and other aftermarket service contracts.

In April 2008, ACG commenced its full-service commercial vehicle sales and leasing business pursuant to which it provides sales-type leasing services for customers to acquire commercial vehicles in China. On August 8, 2008, ACG changed its name from KYF Inc. to AutoChina Group Inc.

ACG’s business is mainly operated by the Auto Kaiyuan Companies, which consists primarily of four companies: Hua An Investment, Huiyin Investment, Kaiyuan Logistics and Kaiyuan Auto Trade. Each is a limited liability corporation established under the laws of the PRC.

On November 26, 2008, through ACG’s wholly owned subsidiary, Hebei Chuanglian Trade Co., Ltd., ACG executed a series of contractual arrangements with the Auto Kaiyuan Companies and their shareholder (the “Enterprise Agreements”). Pursuant to the Enterprise Agreements, ACG has exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholder, and generally has control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies are considered variable interest entities, and ACG is the primary beneficiary of those entities. ACG’s relationships with the Auto Kaiyuan Companies and their shareholder are governed by the Enterprise Agreements between Hebei Chuanglian Trade Co., Ltd. and each of the Auto Kaiyuan Companies, which are the operating companies of ACG in the PRC.

As a result, the Auto Kaiyuan Companies are deemed to be subsidiaries of ACG under FASB Interpretation - FIN 46(R): Consolidation of Variable Interest Entities (as amended). Details of the Enterprise Agreements are as follows:

Assignment of Voting Rights. The shareholder of the Auto Kaiyuan Companies irrevocably agreed to assign all of its voting rights to ACG for all business resolutions. As a result, ACG has direct control of the Board of Directors and has authority to appoint the majority of the Board of Directors which makes it the primary controlling shareholder of the Auto Kaiyuan Companies.

Management and Operating Agreement. ACG was engaged to exclusively manage and operate the sales and service of the 25 automotive dealerships held by the Auto Kaiyuan Companies, including the development of sales and marketing strategy, management of customer services, daily operations, financial management, employment issues and all other related operating and consulting services. Furthermore, the Auto Kaiyuan Companies agree that without the prior consent of ACG, the Auto Kaiyuan Companies will not engage in any transactions that could materially affect their respective assets, liabilities, rights or operations, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of their assets or intellectual property rights in favor of a third party or transfer of any agreements relating to their business operation to any third party. The management and operating agreement has a term of 10 years and will be extended for another 10 years automatically unless ACG files a written notice at least 3 months prior to the expiration of this agreement.

Equity Interest Transfer Agreement. The shareholder of the Auto Kaiyuan Companies agreed to transfer all of its assets to ACG and ACG has an exclusive, irrevocable and unconditional right to purchase, or cause ACG’s designated party to purchase, from such shareholder, at ACG’s sole discretion, part or all of the shareholders’ equity interests in the Auto Kaiyuan Companies when and, to the extent that, applicable PRC Laws permit ACG to own part or all of such equity interests in the Auto Kaiyuan Companies. According to the Exclusive Equity Interest Transfer Agreement, the purchase price to be paid by ACG to the shareholder of the Auto Kaiyuan Companies will be the minimum amount of consideration permitted by applicable PRC Law at the time when such share transfer occurs.

Equity Pledge Agreement. Pursuant to the Equity Pledge Agreement, the Auto Kaiyuan Companies and their shareholder agreed to pledge all of its equity interest and operating profits to guarantee the performance of the Auto Kaiyuan Companies in the obligation under the Equity Interest Transfer Agreement. In the event of the breach of any conditions of the Equity Interest Transfer Agreement, ACG is entitled to enforce its pledge rights over the equity interests of the Auto Kaiyuan Companies for any losses suffered from the breach.

B.           Business Overview

Prior to its acquisition of AutoChina Group Inc. (“ACG”), AutoChina had no operations. ACG was incorporated in the Cayman Islands on July 26, 2007 and currently consists of two primary reportable segments: the commercial vehicle sales and leasing segment and the automotive dealership segment. ACG currently conducts business through over 180 subsidiaries, all of which are majority or wholly owned, directly or indirectly, by it. Its principal offices are located at 322 Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, People’s Republic of China, and its telephone number is +86 311 8382 7688.

ACG is a full-service, integrated retailer of consumer automobiles and related services and provider of commercial vehicle sales and leasing and related services under the “Kaiyuan Auto” brand name. ACG’s automotive dealerships sell new and used automobiles manufactured by Audi, Toyota, First Auto Works (“FAW”), Hyundai, Buick, Ford, BMW, Chevrolet, ROEWE, Qingling, Cadillac, Peugeot, and Ruida Kia. ACG also operates commercial vehicle financing centers. Through its strategically located network of automotive dealerships and commercial vehicle financing centers, ACG provides one-stop service for the needs of its customers, including retail sales of new and used consumer automobiles, aftermarket parts sales, service and repair facilities, commercial vehicle sales and leasing and related administrative services.

ACG’s automotive dealerships and commercial vehicle financing centers are principally located in high traffic areas throughout Hebei, Shanxi, Shandong and Henan provinces, the Inner Mongolia Autonomous Region and Beijing and Tianjin regions of China. Since commencing operations in 2005, ACG has grown to operate 25 automotive dealerships and an insurance brokerage center. Commencing in March 2008 with its first commercial vehicle financing center operated by its subsidiary, Gaocheng Kaiyuan Transportation Service Co., Ltd., ACG has quickly grown its network of commercial vehicle financing centers to include 105 centers as of May 15, 2009.

ACG’s business strategy consists of providing its customers with competitively-priced products supported with timely and reliable service through its integrated automotive dealership and commercial vehicle financing center network. ACG intends to continue to implement its business strategy, reinforce customer loyalty and remain a market leader by continuing to develop its automotive dealerships and commercial vehicle financing centers as its extends its geographic presence through strategic acquisitions of new locations and expansions of its existing facilities.

Automotive Dealerships. ACG’s automotive dealerships are located in the Hebei and Shanxi provinces and Tianjin region of China. All of AutoChina’s retail automotive dealerships are “4S dealerships,” which means that they sell new and used consumer automobiles, repair and service consumer automobiles and sell spare parts. Each automotive dealership is dedicated to and serves only one brand of automobile and is certified by the relevant manufacturer. In addition, each automotive dealership complies with strict technical specifications and facilities requirements, procures vehicles and parts from the manufacturer, and receives training and technical support from the manufacturer. This relationship between each automotive dealership and manufacturer means manufacturers can ensure that genuine spare parts are distributed to end-users directly (circumventing unauthorized dealers and repair shops) and have better control over the aftermarket for their products. Prior to receiving a franchise from an automobile manufacturer, ACG has to satisfy certain qualification criteria from the applicable automobile manufacturer, including having funding available and agreeing to minimum purchase requirements. The franchises granted to ACG are non-exclusive and the terms are ranged from one to three years and subject to extension. Automobile manufacturers provide marketing assistance through incentives and promotional materials. ACG has entered into committed facilities line with several financial institutions affiliated with automobile manufacturers to finance the new automobile inventories at market interest rates.

In connection with the sales of new automobiles, ACG may also act as insurance agent and receive commissions from insurance institutions for the referral of customers that buy auto insurance.

The following chart reflects ACG’s franchise at each of its automotive dealership locations:

Automotive Dealership	Franchise
Baoding Tianhua Auto Trading Co., Ltd.	Hyundai
Cangzhou Deyuan Auto Trading Co., Ltd.	Ford
Cangzhou Hengyuan Auto Sales & Service Co., Ltd.	Hyundai
Cangzhou Yichang Auto Sales & Service Co., Ltd.	Buick
Handan Aohua Auto Sales & Service Co., Ltd.	Audi
Handan Baohe Auto Sales & Service Co., Ltd.	BMW
Handan Defeng Auto Sales & Service Co., Ltd.	Peugeot
Handan Yacheng Auto Sales & Service Co., Ltd.	Ruida Kia
Hebei Anchang Auto Sales & Service Co., Ltd.	ROEWE
Hebei Liantuo Auto Trading Co., Ltd.	Audi
Hebei Meifeng Auto Sales & Service Co., Ltd.	Qingling
Hebei Shengda Auto Trading Co., Ltd.	Ford
Hebei Shengkang Auto Trading Co., Ltd.	Chevrolet
Hebei Shengmei Auto Trading Co., Ltd.	FAW
Hebei Shengwen Auto Trading Co., Ltd	Hyundai
Hebei Yitong Auto Sales & Service Co., Ltd.	Buick

Automotive Dealership	Franchise
Hebei Yuanxinghang Auto Sales & Service Co., Ltd.	Cadillac
Hengshui Dechang Auto Trading Co., Ltd.	Hyundai
Hengshui Yuhua Toyota Auto Sales & Service Co., Ltd.	FAW Toyota
Qinhuangdao Jianda Auto Sales & Service Co., Ltd.	Ford
Shijiazhuang Baohe Auto Sales & Service Co., Ltd.	BMW
Shijiazhuang Xinhua Toyota Auto Sales & Service Co., Ltd.	FAW Toyota
Shijiazhuang Yuhua Toyota Auto Sales & Service Co., Ltd.	FAW Toyota
Tangshan Yachang Auto Sales & Service Co., Ltd.	Ruida Kia
Zhangjiakou Meihua Auto Trading Co., Ltd.	Hyundai
Hebei Tianmei Insurance Agents Co., Ltd.	Insurance Services

Commercial Vehicle Financing Centers. ACG’s commercial vehicle financing centers are located throughout Hebei, Shanxi, Shandong and Henan provinces, the Inner Mongolia Autonomous Region and Beijing and Tianjin regions of China. At each commercial vehicle financing center, ACG provides financing to assist customers in purchasing new commercial vehicles. ACG employs a “three full/one quick” service concept at all its commercial vehicle financing centers, which refers to its customers’ ability to purchase a commercial vehicle through its full-service commercial vehicle sales and leasing services, administrative services and 365-day vehicle services in a single convenient transaction. Customers wishing to purchase a commercial vehicle can go to any ACG commercial vehicle financing center and select a commercial vehicle from the catalogues and informational literature provided by ACG. The customer then arranges for financing and related services with ACG, which involves a credit check and a down payment of 20-30% of the purchase price. The commercial vehicles are then purchased by ACG from local third-party dealers and provided to ACG’s customers. During the term of the financing, which is typically two years, ACG retains title to the commercial vehicle and in addition provides administrative services for the customers, including all registration and license processing, payment of surcharges, toll pass, transportation fees, licenses and insurance, and monthly renewal of the government-mandated commercial vehicle permits to the customer. Following the end of the financing period, ACG transfers title to the vehicle to the customer and provides the customer the option to continue to use ACG to manage the administrative and vehicle services for a fee. Additionally, ACG sells, as agent, a complete line of property and casualty insurance, including collision and liability insurance on the commercial vehicles.

The following chart indicates the number of ACG commercial vehicle financing centers in each of the provinces/regions where ACG conducts its business as of May 15, 2007

Chinese Province / Region	Number of Commercial Vehicle Financing Centers
Hebei:	12
Shanxi:	29
Tianjin:	1
Beijing:	1
Shandong:	24
Henan:	21
Inner Mongolia Autonomous Region:	17
Total:	105

ACG leased most of the properties where the dealership stores and commercial vehicle financing centers are located. ACG expects to continue to lease the majority of the properties where ACG’s stores or centers are located.

ACG expects to use cash to purchase property, equipment and improvement in the next 12 months in connection with adding 45 commercial vehicle financing centers. ACG intends to use cash on hand to finance these purchases. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—ACG’s Financial Condition and Results of Operations—Liquidity and Capital Resources” for further information.

Business Strategy

Operating Strategy. ACG’s strategy is to operate an integrated automotive dealership network that primarily markets middle-to high-end consumer automobiles from various manufacturers and an integrated commercial vehicle financing center network that provides commercial vehicle sales and leasing business and in each case also provide consumer automobile customers and commercial vehicle sales and leasing customers with complementary products and services. ACG’s strategy includes the following key elements:

•
One-Stop Centers. ACG has developed its automotive dealerships and commercial vehicle financing centers as “one-stop centers” where, at one convenient location, its customers can do the following: purchase new and used automobile or new commercial vehicles; finance their purchases; purchase aftermarket parts and accessories; and have service performed by certified technicians. ACG believes that this full-service strategy also helps to mitigate cyclical economic fluctuations because parts and service sales at its automotive dealerships generally tend to be less volatile than its new and used consumer automobile sales and new commercial vehicle sales and leasing businesses.

•
Branding Program. ACG employs a branding program for its automotive dealerships and commercial vehicle financing centers through distinctive signage and uniform marketing programs to take advantage of its existing name recognition and to communicate the high quality of its products and reliability of its services throughout its automotive dealership and commercial vehicle financing center networks.

•
Centralized Management Systems. In order to efficiently operate each of the business units within each automotive dealership, ACG relies upon its centralized management systems to determine and monitor appropriate inventory levels and product mix at each automotive dealership. All sales, and financing materials utilized by the commercial vehicle financing centers are prepared by ACG’s corporate office, which increases efficiency and uniformity among ACG’s commercial vehicle financing centers. In addition, by actively monitoring market conditions, assessing product and expansion strategies and remaining abreast of changes within the market, ACG is able to proactively address changes in customer needs or in the offerings of competitors and adjust its services by, for example, adding product lines and models.

Growth Strategy. ACG’s expansion and acquisition initiatives have enabled it to grow a large, full-service network of automotive dealerships and commercial vehicle financing centers. ACG intends to continue to grow its business internally and through acquisitions by expanding into new geographic areas, expanding its product offerings and opening new one-stop commercial vehicle financing centers in existing markets.

•
Expansion Into New Geographic Areas. ACG plans to continue to expand its commercial vehicle financing center network by developing additional centers in geographic areas contiguous to its current operations. ACG has successfully expanded its network of commercial vehicle financing centers from its first center in March 2008 into a multi-province network of 105 commercial vehicle financing centers. ACG believes the geographic diversity of this network has significantly expanded its customer base while reducing the effects of local economic cycles.

•
Expansion of Product Offerings. ACG intends to continue to expand its product lines within its automotive dealership and commercial vehicle financing centers by adding product categories that are both complementary to its existing product lines and well suited to its operating model. ACG believes that there are many additional product and service offerings that would complement its primary product lines, such as emergency vehicle support services. In addition, ACG’s commercial vehicle financing centers entered into a sales agreement with a third-party contractor for multiple commercial construction vehicles and equipment for approximately RMB 11 million in December 2008. ACG expects any other product category expansion that it pursues to satisfy its requirements that:

o	the products serve an existing and expanding customer base;

o	the products provide opportunities for incremental income through related aftermarket sales, service or financing; and

o	ACG operating controls can be implemented to enhance the financial performance of the business.

•
Open New Commercial Vehicle Financing Centers in Existing Areas of Operation. ACG believes that there are opportunities to increase its share of the commercial vehicle sales and leasing market by introducing its one-stop centers to underserved markets within its current areas of operation. The introduction of additional one-stop centers enables ACG to enhance revenues from its existing customer base as well as increase the awareness of the “Kaiyuan Auto” brand name for new customers.

In identifying new areas for expansion, ACG analyzes the target market’s level of new commercial vehicle registrations, customer buying trends and the existence of competing franchises. ACG also assesses the potential performance of a parts and service center to determine whether a market is suitable for an automotive dealership or commercial vehicle financing center. After a market has been strategically reviewed, ACG surveys the region for a well-situated location. Whether ACG acquires existing automotive dealerships or opens a new automotive dealership or commercial vehicle financing center, it will introduce its branding program and implement its integrated management system.

Management of Automotive Dealerships

ACG’s automotive dealerships are responsible for sales of new and used consumer automobiles, as well as related parts and services.

ACG manages its automotive dealerships as described below.

New Vehicle Sales. In 2008, ACG sold 17,313 new vehicles representing 12 brands in retail transactions at its automotive dealerships. ACG retail sales of new vehicles accounted for approximately 57.4% of its gross profit in 2008. In addition to the initial sale of the vehicle, a typical new vehicle sale creates the following additional profit opportunities for an automotive dealership:

•	manufacturer incentives, if any;

•	the resale of any trade-in purchased by the automotive dealership;

•	the sale of insurance contracts in connection with the retail sale; and

•	the service and repair of the vehicle both during and after the warranty period.

Brand diversity is one of ACG’s strengths. The following table sets forth new vehicle sales revenue by brand and the number of new vehicle retail units sold in the year ended, and the number of franchises ACG owned as of December 31, 2008:

	New Vehicle Revenues FY2008	New Vehicle Unit Sales FY 2008	Franchises Owned as of December 31, 2008
	(In thousands)
Audi	$106,365	1,626	2
BMW	28,552	401	2
Buick	34,813	2,266	2
Cadillac	3,678	63	1
Chevrolet	13,234	1,120	1
FAW/Toyota(1)	61,716	3,380	4
Ford	32,682	1,882	3
Hyundai	69,593	5,729	5
Peugeot	1,792	148	1
Qingling	6,285	378	1
Ruida Kia(2)	—	—	2
ROEWE	7,206	320	1
	$365,916	17,313	25

(1) Toyota automotive dealerships are operated out of three of ACG’s FAW automotive dealerships pursuant to a joint venture agreement between FAW and Toyota.

(2) Under construction in 2008.

ACG’s mix of domestic and import sales for the year ended December 31, 2008 (unaudited) is set forth below:

	New Vehicle Revenues	New Vehicle Unit Sales	Percentage of Total Units Sold
	(In thousands)
Import	$29,129	345	2.1%
Domestic	336,787	16,968	97.9%
	$365,916	17,313	100%

Used Vehicle Sales. ACG sells used vehicles at each of its franchised automotive dealerships. In 2008, ACG sold 66 used vehicles at its automotive dealerships representing approximately 0.1% of its gross profit in 2008. Used vehicles sold at retail typically generate higher gross margins on a percentage basis than new vehicles because ACG can acquire these vehicles at favorable prices due to the nature of their valuation, which is dependent on a vehicle’s age, mileage and condition, among other things. Valuations also vary based on supply and demand factors, the level of new vehicle incentives, the availability of retail financing, and general economic conditions.

Profit from the sale of used vehicles depends primarily on an automotive dealership’s ability to obtain a high-quality supply of used vehicles at reasonable prices and to effectively manage that inventory. ACG’s new vehicle operations provide its used vehicle operations with a supply of generally high-quality trade-ins and off-lease vehicles, the best sources of high-quality used vehicles. The sales of the used vehicles is small in comparison with ACG’s overall sales of consumer automobiles because ACG has many first time buyers and the second hand automobile trade-in market in China was not fully developed.

Parts and Service Sales. ACG sells replacement parts and provides maintenance and repair services at each of its franchised automotive dealerships. ACG’s parts and service business accounted for approximately 31.8% of its gross profit in 2008. ACG performs both warranty and non-warranty service work at its automotive dealerships, primarily for the vehicle models sold at a particular automotive dealership. Warranty work accounted for approximately 35.9% of the revenues from its parts and service business in 2008. ACG’s parts and service departments also perform used vehicle reconditioning and new vehicle preparation services for which they realize a profit when such vehicle is sold to a retail customer.

A majority of automobile maintenance and repair is performed by dealerships in China. ACG has made investments in obtaining, training and retaining qualified technicians to work in its service and repair facilities and in state-of-the art diagnostic and repair equipment utilized by these technicians. Additionally, manufacturers permit warranty work to be performed only at franchised automotive dealerships, and there is a trend in the consumer automobile industry towards longer new vehicle warranty periods. As a result, ACG believes that a majority of all maintenance and repair work will continue to be performed at franchised automotive dealerships that have the sophisticated equipment and skilled personnel necessary to perform repairs and warranty work on increasingly complex vehicles.

ACG’s strategy to capture an increasing share of the parts and service work performed by franchised automotive dealerships includes the following elements:

•
Focus on Customer Relationships; Emphasize Preventative Maintenance. ACG’s automotive dealerships seek to convert new and used vehicle customers into customers of its parts and service departments. To accomplish this goal, ACG uses computer systems that track customers’ maintenance records and provide advance notice to owners of vehicles purchased or serviced at its automotive dealerships when their vehicles are due for periodic service. ACG’s use of computer-based customer relationship management tools increases the reach and effectiveness of its marketing efforts, allowing ACG to target its promotional offerings to areas in which service capacity is underutilized or profit margins are greatest. ACG continues to train its service personnel to establish relationships with their service customers to promote a long-term business relationship. ACG believes its parts and service activities are an integral part of the customer service experience, allowing it to create ongoing relationships with its automotive dealerships’ customers thereby deepening customer loyalty to the automotive dealership as a whole.

•
Efficient Management of Parts Inventory. ACG’s automotive dealerships’ parts departments support their sales and service departments through selling factory-approved parts for the vehicle makes and models sold by a particular automotive dealership. Such parts are either used in repairs made in the service department, sold at retail to customers, or sold at wholesale to independent repair shops and other franchised automotive dealerships. ACG’s automotive dealerships employ parts managers who oversee parts inventories and sales and its automotive dealerships also frequently share parts with each other. ACG uses centralized software programs to monitor parts inventory to avoid obsolete and unused parts to maximize sales as well as to take advantage of manufacturer return procedures.

Management of Commercial Vehicle Financing Centers

ACG’s commercial vehicle financing centers are responsible for financing of sales of new commercial vehicles, as well as related services. Most of the customers of ACG’s commercial vehicle sales and leasing business are independent contractors, who finance one commercial vehicle to engage transportation and logistic business in the PRC. In December 2008, ACG’s commercial vehicle financing centers entered into a sales agreement with a third-party contractor for multiple commercial construction vehicles and equipment for approximately RMB 11 million.

ACG manages its commercial vehicle financing centers as described below.

Finance and Sales. Revenues from ACG’s financing operations consist primarily of fees for the arranging financing and purchase of commercial vehicles, administrative services, vehicle service, and acting as an agent for insurance companies in connection with the purchase of new commercial vehicles. ACG’s commercial vehicle finance business accounted for approximately 8.0% of its gross revenues in 2008. Through its one-stop commercial vehicle financing centers ACG offers vehicle purchase financings, administrative services and vehicle services in a convenient manner and at competitive prices. To increase transparency to its customers, ACG offers all of its products on menus that display pricing and other information, allowing customers to choose the products that suit their needs.

Once a customer has selected a model to purchase and has qualified for financing, ACG purchases the commercial vehicle from a third-party vendor with which it has a pre-existing relationship. Beiguo, a PRC-based operator of grocery stores, purchases vehicles from time to time from third-party vendors pursuant to ACG’s requirements. ACG purchases the vehicles from third-party vendors at wholesale. ACG has entered into short-term financing arrangements with a PRC commercial bank and Beiguo so that ACG will be able to pay commercial vehicle vendors or Beiguo. With respect to Beiguo, the purchase price for the commercial vehicles is required to be paid within six months after the execution of the purchase contract at a 2% premium. Such short-term financing usually requires a guarantee undertaken by Yong Hui Li in favor of ACG for the benefit of the PRC commercial bank. In addition, Yong Hui Li and Kaiyuan Real Estate Co., Ltd., for which Yong Hui Li serves as the Chairman and Chief Executive Officer, have provided guarantees to Beiguo with respect to ACG’s obligation to pay for commercial vehicles purchased from Beiguo. These financing arrangements help ACG expand its commercial vehicle sales and leasing business while minimizing its upfront cash expenditures. Yong Hui Li involved Beiguo in this purchase and sale of commercial vehicles because Beiguo is able to obtain cost-effective financing from PRC commercial banks to acquire commercial vehicles on behalf of ACG. ACG intends to increase its volume of purchases of commercial vehicles directly from third-party vendors, though there can be no assurance that it will continue to have sufficient assets or financing from third-parties to acquire adequate supplies of vehicles to meet its customers’ demands or expand its business.

Upon receipt of the commercial vehicle, ACG then makes the vehicle available for use to the customer in exchange for 24 monthly payments (each year ACG allows customers to defer payments during Chinese New Year celebrations so the term typically lasts a total of 26 months). At the end of the term of the financing, the vehicle is paid for, and ACG transfers the title of the vehicle to the customer. Additionally, ACG sells, as agent, a complete line of property and casualty insurance, including collision and liability insurance on the commercial vehicles.

Administrative and Vehicle Services. At the time a commercial vehicle is purchased and financed through an ACG commercial vehicle financing center, ACG handles all registration and license processing, payment of surcharges, toll pass, transportation fees, licenses and insurance, for which it charges the customer service fees. In addition, during the term of the financing arrangements ACG also charges its customers for administrative services and vehicle services, including the monthly permit renewals required by the Chinese government for each commercial vehicle and providing 365-day vehicle maintenance and roadside assistance services. ACG believes that the requirement that permits for commercial vehicles be renewed on a monthly basis (which is controlled by ACG during the term of the financing), the substantial initial down payments (typically 20-30%) it requires, retaining title to a vehicle during the term of the lease, and the traditionally low level of auto loan default rates in China results in a relatively low risk of default by customers in this segment.

As part of its 365-day vehicle maintenance and roadside assistance services, ACG customers can stop in or call the nearest commercial vehicle financing center in the event they need emergency or maintenance repair services. ACG believes this service will increase in value to its customers as it continues to expand its network of commercial vehicle financing centers. Following the end of the financing term, ACG continues to offer its administrative and vehicle services to its customers which it believes will provide steady revenue streams in the future. ACG only provides these administrative and vehicle services to those customers who purchase and finance vehicles though it, which ACG believes will serve as an incentive for customers to purchase and finance vehicles though ACG and thus increase customer loyalty.

In order to take advantage of certain tax laws in China, AutoChina is considering entering into certain arrangements pursuant to which a third party trustee will hold cash to purchase vehicles and have legal title to the vehicles leased to customers in AutoChina’s commercial vehicle leasing business.  Although these arrangements may result in tax savings to AutoChina, because the vehicles will not be owned by AutoChina, it will be relying on a third party trustee (which AutoChina will not control) to act in accordance with various agreements between it and AutoChina.  Therefore, if AutoChina enters into such arrangements and the third party trustee does not act in accordance with the terms of the applicable agreements, AutoChina may (a) incur significant legal expenses in enforcing the arrangements or in having the vehicles returned to it or (b) suffer significant losses if funds are misappropriated.

Sales and Marketing

ACG’s expansion and acquisition strategy and history of operations in the consumer automobile business have resulted in a strong customer base. ACG generally promotes its products and related services through direct customer contact by its sales personnel, advertisements in trade magazines and attendance at industry shows. ACG hires approximately 20 to 40 sales and marketing staff in automotive dealerships. The salaries of most of such employees are based on commission.

ACG believes that its reliable service to its customers, its history and its geographic diversity have resulted in increased market recognition of the Kaiyuan Auto brand name and have served to reinforce customer loyalty. In an effort to enhance ACG’s name recognition and to communicate the high level of quality products and services provided at its automotive dealerships and commercial vehicle financing centers, ACG will continue to implement its Kaiyuan Auto brand name concept at each of its automotive dealerships and commercial vehicle financing centers. Each of ACG’s automotive dealerships or commercial vehicle financing centers is identified as a Kaiyuan Auto location.

Facility Management

Personnel. Each automotive dealership and commercial vehicle financing center is typically managed by a general manager who oversees the operations, personnel and the financial performance of the location, subject to the direction of ACG’s corporate office. Additionally, each automotive dealership is typically staffed by a sales manager, parts manager, service manager, sales representatives, parts employees, and other service employees, as appropriate, and given the services offered. The sales staff of each commercial vehicle financing center consists of sales representatives and other service employees.

On an annual basis, general managers prepare detailed monthly profit and loss forecasts by end of prior fiscal year based upon historical information and projected trends. A portion of each general manager’s performance bonus is based upon whether they meet or exceed their operating plans. During the year, general managers regularly review their facility’s progress with senior management and revise bonuses as needed. Most of ACG’s employees receive annual performance evaluations.

Members of senior management regularly travel to each location to provide on-site management and support. Each location is audited regularly for compliance with corporate policies and procedures. These routine unannounced internal audits objectively measure automotive dealership and commercial vehicle financing center performance with respect to corporate expectations.

Purchasing and Suppliers. ACG believes that pricing is an important element of its marketing strategy. Because of its size, ACG automotive dealerships and commercial vehicle financing centers benefit from volume purchases at favorable prices that enable them to achieve a competitive pricing position in the industry. ACG automotive dealerships purchase their consumer vehicle inventory and parts and accessories directly from the manufacturers. Commercial vehicle purchases financed through a commercial vehicle financing center are purchased through wholesale vendors and retail vendors located nears each commercial vehicle financing center. All purchasing commitments are negotiated by personnel at ACG’s corporate headquarters. ACG believes that it has been able to negotiate favorable pricing levels and terms, which enables it to offer competitive prices for its products.

Capital Expenditures

ACG’s capital expenditures include expenditures to extend the useful life of current facilities and expenditures to start or expand operations. In general, expenditures relating to the construction or expansion of dealership facilities are driven by new franchises being granted to ACG by a manufacturer, significant growth in sales at an existing facility, dealership acquisition activity, or manufacturer marketing campaigns. The estimated cost of establishing a new dealership is approximately RMB10 million. Expenditures relating to the establishment of a new commercial vehicle financing center include leasing of commercial retail space, branding and other fixtures and machinery and equipment. The estimated cost of establishing a commercial vehicle financing center is approximately RMB225,000.

ACG plans to invest approximately RMB10.6 million in 2009 to establish approximately 47 new commercial vehicle financing centers, and approximately RMB13.5 million in 2010 to establish approximately 60 new commercial vehicle financing centers, with the goal of operating a total of 210 commercial vehicle financing centers by the end of 2010. These expansion efforts will generally be funded from excess cash and additional financing.

Competition

General

The markets for ACG’s services are highly competitive. The most important factors affecting competition for ACG’s business include the following:

•	price;

•	professional and quality of services;

•	capacity;

•	attractiveness and breadth of portfolio of products and services offered;

•	quality of customer services support; and

•	ability to timely source new products and/or provide customized services to meet customers needs.

Automotive Dealership Business

ACG is not the exclusive franchise automotive dealers for the brands it sells and it is not the only multi-brands motor group in Hebei and Shanxi provinces of China. Based on the management’s industry knowledge, ACG faces competition from other dealers distributing the same brand as well as other brands within the authorized territory since there are usually multiple dealers for each brand within in each authorized territory. Nonetheless, the barriers to entry into the motor vehicle industry are quite high as a dealership agreement must have been first granted by the automobile manufacturer prior to commencement of sale of such automobiles.

For ACG’s parts and repairing services, levels of competition and the barriers to entry vary from one segment to another. Based on the management’s industry knowledge, ACG faces high competition for the parts and repairing services in China where there are many substitutable products by various brands for the same type of products available on the market. Even though the barriers to entry are high as the trading of genuine parts must be authorized by the automobile manufacturer under a dealership agreement, ACG faces competition from other automotive dealers and distributors located in Hebei and Shanxi provinces of China.

Commercial Vehicle Sales and Leasing Business

ACG’s commercial vehicle sales and leasing business in northern regions of China faces relatively low competition as there are not many large-scale operators in the area and the barriers to entry are relatively high as such business requires significant working capital to set up the business network.

Trademarks and Intellectual Property

Kaiyuan Auto is a trademark, service mark and trade name of ACG. ACG does not have any other trademarks, service marks and trade names.

The Audi, Toyota, FAW, Hyundai, Buick, Ford, BMW, Chevrolet, ROEWE, Qingling, Cadillac, Peugeot and Ruida Kia trademarks and trade names, which are used in connection with ACG’s marketing and sales efforts, are subject to limited licenses included in its dealership agreements with each manufacturer. The licenses are for the same periods as its dealership agreements. These trademarks and trade names are recognized internationally and are important in the marketing of its products. Each licensor engages in a continuous program of trademark and trade name protection.

Employees

On December 31, 2008, ACG had 1,565 employees, of which 238 employees were members of management (including managers at each facility). ACG has no contracts or collective bargaining agreements with labor unions and has never experienced work stoppages. ACG considers its relations with its employees to be good.

Seasonality

ACG’s second and third fiscal quarters (April through September) have historically been slower for dealership sales. Conversely, ACG’s first and fourth fiscal quarters (January through March and October through December) have historically been the busiest times for car sales. Therefore, ACG generally realizes a higher proportion of its revenue and operating profit during the first and fourth fiscal quarters. ACG expects this trend to continue in future periods. If conditions arise that impair vehicle sales during the first or fourth fiscal quarters, the adverse effect on ACG’s revenues and operating profit for the year could be disproportionately large.

Governmental Regulations

Automotive and Other Laws and Regulations

ACG operates in a regulated industry in China. Numerous laws and regulations affect ACG’s businesses. In each province, territory and/or locality which ACG does business, it must obtain various approvals, licenses, authorizations, certificates, filings and permits in order to operate its vehicle sales, commercial truck financing and service and maintenance businesses, including 4S qualification, road transportation operation permits and insurance agency permits. Numerous laws and regulations govern ACG’s conduct of its businesses, including those relating to its sales, operations, financing, advertising and insurance practices. These laws and regulations include, among others, consumer protection laws, laws and regulations pertaining to new and used motor vehicle dealers, laws and regulations pertaining to vehicle repair and road transportation, as well as a variety of other laws and regulations. These laws also include employment practices laws.

ACG’s dealership and service and maintenance operations are subject to the National Transportation Laws or other relevant rules and regulations. Pursuant to the National Transportation Laws, a road transportation operation permit is required for the operation of transportation and auto repair businesses. ACG’s dealership and service and maintenance operations are also subject to relevant rules and regulations, including Provisions on the Administration of Motor Vehicle Maintenance, or Maintenance Provisions, and the Regulations on Recall of Defective Automotive Products. See “Risk Factors Risks Relating to the Motor Vehicle Industry in China – Automobile importers, dealers and distributors in the PRC, including ACG, may expend considerable resources in order to comply with the Regulations on Recall of Defective Automotive Products, which took effect in October 2004.” The Maintenance Provisions define the three grades of licenses for motor vehicle repair personnel (i.e. Grade I licensees can conduct major repair, unit repair, small repair, maintenance aids, special repair and the examination work after the completion of maintenance of corresponding vehicle types, Grade II can undertakes major repair, unit repair, small repair, maintenance aids, special repair and the examination work after the completion of maintenance of corresponding vehicle types, etc.) and sets forth the requirements for establishing vehicle repair establishments (such as personnel qualification, equipment requirements and having passed relevant inspection).

ACG’s used vehicle sales operations are subject to the Measures for Administration of the Circulation of Second-Hand Automobiles, or Second- Hand Car Measures and the Specifications for Second-hand Automobile Trade, or Second-Hand Specifications. The Second-Hand Car Measures provides a definition of second-hand automobiles (i.e. automobiles that are traded and whose ownership is transferred in the duration from the completion of the registration formalities to when the state compulsory vehicle discarding standards are satisfied, including three-wheeled automobiles, low-speed motor trucks (i.e. former agricultural transport vehicles), trailers and motorcycles) and sets forth the procedures and requirements for establishing a used automobile market operator, including specific requirements for business scope, license, filings with the provincial commerce authority. The Second-hand Car Measures also define the various types of second-hand automobile activities (i.e. retail sale of second-hand automobiles, auction of second-hand automobiles, brokerage of second-hand automobiles, authentication and evaluation of second-hand automobiles and direct transaction of second-hand automobiles) and sets forth separate and/or additional regulations governing such activities. The Second-Hand Specifications sets forth additional detailed implementing rules and requirements for the above activities, including documentation required for sale and purchase transactions, restrictions on certain unethical broker practices and auction procedures. In addition to the damages and penalties noted below, violators of the Second-Hand Measures shall also be published in a public list circulated by the administrative department for industry and commerce of the PRC State Council. Additionally, the Peoples Republic of China National Road Traffic Safety Laws, or Road Safety Laws imposes fines on sellers (including second-hand dealers) of automobiles that have been determined to require disposal.

ACG’s new vehicle 4S sales operations are subject to the Implementing Measures for the Administration of Automobile Brand Sales, or Brand Sales Measures. Pursuant to the Brand Sales Measures, the establishment of each new 4S store must follow certain registration procedures for establishing a dealership company for the sale of cars of a particular brand, including the following:

•	Obtaining written authorization from the auto supplier (manufacturer or general dealer);

•
Registering the company with the State Administration of Industry and Commerce, or SAIC, as a 4S store by submitting various documents and information, including the company’s business license, written authorization from the auto supplier, a description of after-sale service methods (i.e. the service station, return and refund policy, replacement policy, and repair and maintenance services, etc.), a Brand Car Dealer Registration Form and other information;

•	Presenting the evidence of registration with SAIC to the local branch of SAIC to expand its business scope to include a given brand car sales; and

•	Registering with the local bureau of commerce (local branch of MOFCOM) within two months from obtaining the business license that includes a given brand car sales and providing various documentation.

The Road Safety Laws prohibit the sales of new automobiles that have determined to be subject to disposal (i.e. rejected cars). ACG’s new vehicle sales operations may also be subject to new regulations under consideration for adoption by the PRC Government. In addition, expansion of a 4S store to a second brand may also be subject to applicable rules and regulations.

Claims arising out of actual or alleged violations of the regulations and laws noted above may be asserted against ACG by individuals or government entities and may expose it to significant damages or other penalties, including revocation or suspension of ACG’s licenses, certificates, and/or permits to conduct commercial truck financing operations and fines.

Environmental, Health and Safety Laws and Regulations

ACG’s operations involve the use, handling, storage and contracting for recycling and/or disposal of materials such as motor oil and filters, transmission fluids, antifreeze, refrigerants, paints, thinners, batteries, cleaning products, lubricants, degreasing agents, tires and fuel. Consequently, ACG’s business is subject to a variety of PRC laws and regulations governing management and disposal of materials and wastes, protection of the environment and public health and safety. Failure to comply with these laws and regulations may result in the assessment of penalties and imposition of remedial obligations. ACG may not be able to recover some or any of these costs from insurance.

ACG may be subject to water quality protection programs under the Regulations for on Collecting and Using Pollution Discharge, or Pollution Discharge Regulations. Pursuant to the Pollution Discharge Regulations, in the event that a PRC company fails to pay the pollutant discharge fees in accordance with law, it shall be ordered to pay such fees within a prescribed time limit by the administrative department for environmental protection of the peoples governments of the county level and above within their power and function or else a fine no less than one time but no more than three times of such payable pollutant discharge fees shall be imposed, and such PRC company shall be ordered to stop its business for rectification. Additionally, ACG is subject to the Measures of Hebei Province for Administration of Pollutant Discharge Permits (for Trial Implementation), or the Hebei Measures, pursuant to which each and every entity that may discharge pollutants in Hebei province shall apply to the competent environmental protection administration authority for a permit for the discharge of pollutants, or pollutant discharge permit in accordance with the Hebei Measures, and shall not discharge pollutants before obtaining a pollutant discharge permit. Under the Hebei measures, pollutant-discharging entities in Hebei province shall be punished in accordance with the relevant laws and regulations if such entity has discharged pollutants before obtaining a pollutant discharge permit.

The trend in environmental regulation in China is to place more restrictions and limitations on activities that may affect the environment, and thus any changes in environmental laws and regulations that result in more stringent and costly waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on ACG’s results of operations or financial condition. For example, the PRC government has approved revised fuel economy requirements and may further revise fuel economy requirements in order to promote the production and sales of more environmentally-friendly and energy-saving automobiles. These requirements may adversely affect demand for the vehicles ACG sells. See “Risk Factors Risks Relating to the Motor Vehicle Industry in China – Imposition of fuel economy standards on PRC automotive manufacturers and the proposed imposition of higher automobile consumption taxes may have a negative effect on the revenues and profits of PRC automobile importers, dealers and distributors, including ACG.”

ACG incurs significant costs to comply with applicable environmental, health and safety laws and regulations in the ordinary course of its business. ACG does not anticipate, however, that the costs of such compliance will have a material adverse effect on its business, results of operations, cash flows or financial condition, although such outcome is possible given the nature of its operations and the extensive environmental, public health and safety regulatory framework.

Government Regulations Relating to Foreign Exchange Controls

The principal regulation governing foreign exchange in the PRC is the Foreign Currency Administration Rules (IPPS), as amended. Under these rules, the Renminbi, the PRC’s currency, is freely convertible for trade and service related foreign exchange transactions (such as normal purchases and sales of goods and services from providers in foreign countries), but not for direct investment, loan or investment in securities outside of China unless the prior approval of the State Administration for Foreign Exchange, or SAFE, of the PRC is obtained. Foreign investment enterprises, or FIEs, are required to apply to the SAFE for Foreign Exchange Registration Certificates for FIEs. AutoChina will be an FIE as a result of the acquisition. With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a basic account and capital account. Currency translation within the scope of the basic account, such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. Such transactions are subject to the consent of investment banks which are authorized by the SAFE to review basic account currency transactions. However, conversion of currency in the capital account, including capital items such as direct investment, loans and securities, still require approval of the SAFE. On November 21, 2005, the SAFE issued Circular No. 75 on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles. Circular No. 75 confirms that the use of offshore special purpose vehicles as holding companies for PRC investments are permitted, but proper foreign exchange registration applications are required to be reviewed and accepted by the SAFE.

Government Regulations Relating to Taxation

Prior to January 1, 2008, the standard enterprise income tax rate was 33%, which was consisting of a 30% national income tax and a 3% local surcharge, for a company’s domestic and overseas incomes. Certain of ACG’s automotive dealership subsidiaries were granted tax incentives in connection with the compliance with the Employment Promotion Law and the Regulation for the Employment of Disabled Persons whereby these qualified subsidiaries were fully exempted or allowed a 50% reduction from enterprise income tax for a range of two to three years.

On March 16, 2007, the National People’s Congress approved and promulgated the EIT law, which took effect on January 1, 2008. Under the EIT Law, companies are subject to a uniform tax rate of 25%. The EIT Law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the EIT Law and which were entitled to a preferential lower tax rate under the then-effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such enterprises may gradually transition to the uniform tax rate within the transition period. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the EIT Law. Preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government. According to the EIT Law, entities that qualify as high-technology companies especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. Nevertheless, there can be no assurances that any particular company will continue to qualify as a high-technology company supported by the PRC government in the future, and benefit from such preferential tax rate. Following the effectiveness of the EIT law, a company’s effective tax rate may increase, unless it is otherwise eligible for preferential treatment.

Additionally, under the EIT Law, the income tax rate for dividends payable to non-PRC investors and derived from sources within the PRC may be increased to 20%. It is currently unclear in what circumstances a source will be considered as located within the PRC.

The EIT Law provides only a framework of the enterprise tax provisions, leaving many details on the definitions of numerous terms as well as the interpretation and specific applications of various provisions unclear and unspecified. Any increase in AutoChina’s tax rate in the future could have a material adverse effect on its financial conditions and results of operations.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. Foreign currency exchange in the PRC is governed by a series of regulations, including the Foreign Currency Administrative Rules (1996), as amended, and the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), as amended. Under these regulations, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside China without the prior approval of the SAFE. Pursuant to the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises in China may purchase foreign exchange without the approval of the SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from the SAFE.

Dividend Distribution. The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

•	The Sino-foreign Equity Joint Venture Law (1979), as amended;

•	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

•	The Sino-foreign Cooperative Enterprise Law (1988), as amended;

•	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

•	The Foreign Investment Enterprise Law (1986), as amended; and

•	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends.

Periodic Reporting and Audited Financial Statements

AutoChina has registered its securities under the Securities Exchange Act of 1934 and has reporting obligations, including the requirement to file annual reports with the SEC. In accordance with the requirements of the Securities Exchange Act of 1934, AutoChina’s annual report contains financial statements audited and reported on by AutoChina’s independent registered public accounting firm.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements. In addition, we will not be required under the Exchange Act to file current reports with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

Legal Proceedings

There is no litigation currently pending or, to our knowledge, contemplated against AutoChina or ACG or any of our officers or directors in their capacity as such.

C.           Organizational structure.

As of December 31, 2008, we did not have any subsidiaries, and were not part of a group.  On April 9, 2009, we acquired ACG through a share exchange whereby ACG became our wholly owned subsidiary. See Item 4.A. “History and development of the Company - ACG Corporate Development and History.”

D.           Property, plants and equipment.

Prior to its acquisition of AutoChina Group Inc. (“ACG”), AutoChina had no operations. ACG was incorporated in the Cayman Islands on July 26, 2007 and currently consists of two primary reportable segments: the commercial vehicle sales and leasing segment and the automotive dealership segment. ACG currently conducts business through over 180 subsidiaries, all of which are majority or wholly owned, directly or indirectly, by it. Its principal offices are located at 322 Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, People’s Republic of China, and its telephone number is +86 311 8382 7688.

ACG is a full-service, integrated retailer of consumer automobiles and related services and provider of commercial vehicle sales and leasing and related services under the “Kaiyuan Auto” brand name. ACG’s automotive dealerships sell new and used automobiles manufactured by Audi, Toyota, First Auto Works (“FAW”), Hyundai, Buick, Ford, BMW, Chevrolet, ROEWE, Qingling, Cadillac, Peugeot, and Ruida Kia. ACG also operates commercial vehicle financing centers. Through its strategically located network of automotive dealerships and commercial vehicle financing centers, ACG provides one-stop service for the needs of its customers, including retail sales of new and used consumer automobiles, aftermarket parts sales, service and repair facilities, commercial vehicle sales and leasing and related administrative services.

ACG’s automotive dealerships and commercial vehicle financing centers are principally located in high traffic areas throughout Hebei, Shanxi, Shandong and Henan provinces, the Inner Mongolia Autonomous Region and Beijing and Tianjin regions of China. Since commencing operations in 2005, ACG has grown to operate 25 automotive dealerships and an insurance brokerage center. Commencing in March 2008 with its first commercial vehicle financing center operated by its subsidiary, Gaocheng Kaiyuan Transportation Service Co., Ltd., ACG has quickly grown its network of commercial vehicle financing centers to include 105 centers as of May 15, 2009.

ACG’s business strategy consists of providing its customers with competitively-priced products supported with timely and reliable service through its integrated automotive dealership and commercial vehicle financing center network. ACG intends to continue to implement its business strategy, reinforce customer loyalty and remain a market leader by continuing to develop its automotive dealerships and commercial vehicle financing centers as its extends its geographic presence through strategic acquisitions of new locations and expansions of its existing facilities.

Automotive Dealerships. ACG’s automotive dealerships are located in the Hebei and Shanxi provinces and Tianjin region of China. All of AutoChina’s retail automotive dealerships are “4S dealerships,” which means that they sell new and used consumer automobiles, repair and service consumer automobiles and sell spare parts. Each automotive dealership is dedicated to and serves only one brand of automobile and is certified by the relevant manufacturer. In addition, each automotive dealership complies with strict technical specifications and facilities requirements, procures vehicles and parts from the manufacturer, and receives training and technical support from the manufacturer. This relationship between each automotive dealership and manufacturer means manufacturers can ensure that genuine spare parts are distributed to end-users directly (circumventing unauthorized dealers and repair shops) and have better control over the aftermarket for their products. Prior to receiving a franchise from an automobile manufacturer, ACG has to satisfy certain qualification criteria from the applicable automobile manufacturer, including having funding available and agreeing to minimum purchase requirements. The franchises granted to ACG are non-exclusive and the terms are ranged from one to three years and subject to extension. Automobile manufacturers provide marketing assistance through incentives and promotional materials. ACG has entered into committed facilities line with several financial institutions affiliated with automobile manufacturers to finance the new automobile inventories at market interest rates.

In connection with the sales of new automobiles, ACG may also act as insurance agent and receive commissions from insurance institutions for the referral of customers that buy auto insurance.

The following chart reflects ACG’s franchise at each of its automotive dealership locations:

Automotive Dealership	Franchise
Baoding Tianhua Auto Trading Co., Ltd.	Hyundai
Cangzhou Deyuan Auto Trading Co., Ltd.	Ford
Cangzhou Hengyuan Auto Sales & Service Co., Ltd.	Hyundai
Cangzhou Yichang Auto Sales & Service Co., Ltd.	Buick
Handan Aohua Auto Sales & Service Co., Ltd.	Audi
Handan Baohe Auto Sales & Service Co., Ltd.	BMW
Handan Defeng Auto Sales & Service Co., Ltd.	Peugeot
Handan Yacheng Auto Sales & Service Co., Ltd.	Ruida Kia
Hebei Anchang Auto Sales & Service Co., Ltd.	ROEWE
Hebei Liantuo Auto Trading Co., Ltd.	Audi
Hebei Meifeng Auto Sales & Service Co., Ltd.	Qingling
Hebei Shengda Auto Trading Co., Ltd.	Ford
Hebei Shengkang Auto Trading Co., Ltd.	Chevrolet
Hebei Shengmei Auto Trading Co., Ltd.	FAW
Hebei Shengwen Auto Trading Co., Ltd	Hyundai
Hebei Yitong Auto Sales & Service Co., Ltd.	Buick
Hebei Yuanxinghang Auto Sales & Service Co., Ltd.	Cadillac
Hengshui Dechang Auto Trading Co., Ltd.	Hyundai
Hengshui Yuhua Toyota Auto Sales & Service Co., Ltd.	FAW Toyota
Qinhuangdao Jianda Auto Sales & Service Co., Ltd.	Ford
Shijiazhuang Baohe Auto Sales & Service Co., Ltd.	BMW
Shijiazhuang Xinhua Toyota Auto Sales & Service Co., Ltd.	FAW Toyota
Shijiazhuang Yuhua Toyota Auto Sales & Service Co., Ltd.	FAW Toyota
Tangshan Yachang Auto Sales & Service Co., Ltd.	Ruida Kia
Zhangjiakou Meihua Auto Trading Co., Ltd.	Hyundai

Automotive Dealership	Franchise
Hebei Tianmei Insurance Agents Co., Ltd.	Insurance Services

Commercial Vehicle Financing Centers. ACG’s commercial vehicle financing centers are located throughout Hebei, Shanxi, Shandong and Henan provinces, the Inner Mongolia Autonomous Region and Beijing and Tianjin regions of China. At each commercial vehicle financing center, ACG provides financing to assist customers in purchasing new commercial vehicles. ACG employs a “three full/one quick” service concept at all its commercial vehicle financing centers, which refers to its customers’ ability to purchase a commercial vehicle through its full-service commercial vehicle sales and leasing services, administrative services and 365-day vehicle services in a single convenient transaction. Customers wishing to purchase a commercial vehicle can go to any ACG commercial vehicle financing center and select a commercial vehicle from the catalogues and informational literature provided by ACG. The customer then arranges for financing and related services with ACG, which involves a credit check and a down payment of 20-30% of the purchase price. The commercial vehicles are then purchased by ACG from local third-party dealers and provided to ACG’s customers. During the term of the financing, which is typically two years, ACG retains title to the commercial vehicle and in addition provides administrative services for the customers, including all registration and license processing, payment of surcharges, toll pass, transportation fees, licenses and insurance, and monthly renewal of the government-mandated commercial vehicle permits to the customer. Following the end of the financing period, ACG transfers title to the vehicle to the customer and provides the customer the option to continue to use ACG to manage the administrative and vehicle services for a fee. Additionally, ACG sells, as agent, a complete line of property and casualty insurance, including collision and liability insurance on the commercial vehicles.

The following chart indicates the number of ACG commercial vehicle financing centers in each of the provinces/regions where ACG conducts its business as of May 15, 2007

Chinese Province / Region	Number of Commercial Vehicle Financing Centers
Hebei:	12
Shanxi:	29
Tianjin:	1
Beijing:	1
Shandong:	24
Henan:	21
Inner Mongolia Autonomous Region:	17
Total:	105

ACG leased most of the properties where the dealership stores and commercial vehicle financing centers are located. ACG expects to continue to lease the majority of the properties where ACG’s stores or centers are located.

ACG expects to use cash to purchase property, equipment and improvement in the next 12 months in connection with adding 45 commercial vehicle financing centers. ACG intends to use cash on hand to finance these purchases. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—ACG’s Financial Condition and Results of Operations—Liquidity and Capital Resources” for further information.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS OVERVIEW

AutoChina International Limited (f/k/a Spring Creek Acquisition Corp.) (“AutoChina” or the “Company”) is a Cayman Islands exempted company that was incorporated on October 16, 2007, organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business that had its principal operations in the People’s Republic of China, or PRC, as well as the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan, which is referred to as Greater China. AutoChina’s Amended and Restated Memorandum and Articles of Association provided that it could not consummate a business combination with a business that had its principal operations outside of Greater China. To avoid being required to liquidate, as provided in its charter, AutoChina needed, by September 4, 2009, to consummate a business combination or enter into a letter of intent, agreement in principle or definitive agreement relating to a business combination, in which case AutoChina would have been allowed an additional twelve months to complete a business combination. Under its charter as then in effect, if AutoChina did not acquire at least majority control of a target business by, at latest, September 4, 2010, AutoChina would have been required to dissolve and distribute to its public shareholders the amount in the trust account plus any remaining net assets.

On April 9, 2009, pursuant to the terms of a share exchange agreement dated February 4, 2009 and amended March 11, 2009, AutoChina acquired all of the outstanding securities of AutoChina Group Inc. (“ACG”).

ACG, a company incorporated in Cayman Islands, is an integrated automotive dealership engaged in sales of automobiles and spare parts and after sales services consisting of 13 new automobile franchises located primarily in Hebei Province of China. ACG offers an extensive range of automotive products and services, including new automobiles, automobile maintenance, replacement parts, collision repair services, financing, and insurance consulting and other aftermarket service contracts. In April 2008, ACG commenced providing commercial vehicle sales and leasing services, which provides financing to customers to acquire heavy trucks in China. As of September 30, 2008, ACG operated 48 commercial vehicle financing centers and 26 automotive dealership stores located primarily in various cities and towns throughout the Northern regions of China. By December 31, 2008, ACG’s commercial vehicle financing facilities expanded to 103 centers primarily located in major areas in Hebei, Henan, Shanxi and Shandong provinces, Inner Mongolia Autonomous Region and Tianjin.

ACG was incorporated on July 26, 2007, but its automotive dealership business (through predecessor entities) has been in operation since 2000. ACG’s automotive dealership revenues grew between 80% and 93% per annum over the past three years.

As of December 31, 2008, ACG’s commercial vehicle financing network consisted of the following number of facilities in the indicated regions: (i) Hebei Province (12 commercial vehicle financing centers), (ii) Shanxi Province (29 commercial vehicle financing centers), (iii) Shandong Province (24 commercial vehicle financing centers), (iv) Henan Province (21 commercial vehicle financing centers), (v) Inner Mongolia Autonomous Region (16 commercial vehicle financing centers), (vi) Tianjin (1 commercial vehicle financing center). Each region is managed by a regional general manager reporting directly to the vice president of the commercial vehicle financing business and a regional financial controller reporting directly to ACG’s Chief Financial Officer. In additional, all the dealership stores are located in Hebei province and managed by the general manager of dealership who reports to the Chief Executive Officer directly. The finance manager in charge of dealerships also reports to ACG’s Chief Financial Officer directly.

During the past years, ACG grew its dealership business primarily through acquisitions. ACG typically seeks to acquire large, profitable, well-established and well-managed dealerships that are leaders in their respective market areas. From January 1, 2005 through December 31, 2008, ACG acquired 23 dealership stores and disposed of or terminated 3 dealership stores. All of the 103 commercial vehicle financing centers are newly established in fiscal 2008. In January 2009, ACG established 2 additional commercial vehicle financing centers in Beijing and Inner Mongolia Autonomous Region.

Each acquisition has been accounted for as a purchase and the corresponding results of operations of these dealerships are included in ACG’s financial statements from the date of acquisition. Details of the acquisitions and disposal of dealerships are shown in Note 4 and Note 5 to the accompanying consolidated financial statements.

ACG’s operating results reflect the combined performance of each of its interrelated business activities, which include the sale of vehicles, commercial vehicle sales and leasing and insurance products, and parts, service and collision repair services. Historically, each of these activities has been directly or indirectly impacted by a variety of supply/demand factors, including vehicle inventories, consumer confidence, discretionary spending, availability and affordability of consumer credit, manufacturer incentives, fuel prices and interest rates. For example, during periods of sustained economic downturn or significant supply/demand imbalances, new vehicle sales may be negatively impacted as consumers tend to shift their purchases to used vehicles. Some consumers may even delay their purchasing decisions altogether, electing instead to repair their existing vehicles. In such cases, however, ACG believes the new vehicle sales impact on ACG’s overall business is mitigated by its ability to offer other products and services, such as used vehicles and parts, service and collision repair services.

ACG generally experiences higher volumes of vehicle sales for dealerships in the first and fourth calendar quarters of each year. This seasonality is generally attributable to consumer buying trends and the timing of manufacturer new vehicle model introductions.

As a result, ACG’s revenues, cash flows and operating income are typically lower in the second and third quarters and higher in the first and fourth quarters. Other factors unrelated to seasonality, such as changes in economic condition and manufacturer incentive programs, may exaggerate seasonal or cause counter-seasonal fluctuations in ACG’s revenues and operating income.

ACG’S FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and financial information relates to periods prior to the acquisition of ACG by AutoChina.

Overview

For the years ended December 31, 2008, 2007 and 2006, ACG realized net income of $8.0 million, $4.8 million and $2.7 million, respectively.

ACG’s gross margins as a percentage of sales have been fairly consistent from year to year. Over the last three fiscal years, ACG’s gross margins as a percentage of sales have ranged between approximately 5.3% and 5.9%. ACG’s gross margins are set based upon the cost of the vehicle purchased, with higher-priced vehicles typically having higher gross margin percentages. In recent years, ACG’s gross margins have been improved by the increase in the average retail sales price (a function of a higher purchase price) and the tightened operating costs, mostly related to economy of scale and the tightened vehicle repair costs. Additionally, the newly commenced commercial vehicle sales and leasing business has enjoyed a gross margin of approximately 5.8%. ACG expects that the gross margin percentage will not change significantly in the near term.

Hiring, training and retaining qualified associates are critical to ACG’s success. The rate at which ACG adds new stores and is able to implement operating initiatives is limited by the number of trained managers ACG has at its disposal. Excessive turnover, particularly at the store/center manager level, could impact the ability to add new stores and to meet operational initiatives. ACG has added resources to recruit, train and develop personnel, especially manager positions. ACG expects to continue to invest in the development of ACG’s workforce in fiscal 2009 and beyond to meet the growth of the business network.

Very limited hedging transactions are available in China to reduce AutoChina’s exposure to exchange rate fluctuations. To date, neither AutoChina nor ACG have entered into any hedging transactions in an effort to reduce their exposure to foreign currency exchange risk. While AutoChina may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and AutoChina may not be able to successfully hedge AutoChina’s exposure at all. In addition, AutoChina’s currency exchange losses may be magnified by PRC exchange control regulations that restrict AutoChina’s ability to convert Renminbi into foreign currency.

2008 Compared to 2007

Revenues increased $145.9 million, or 49.5%, in fiscal 2008 as compared to fiscal 2007, as a result of (i) revenue growth from an additional five automotive dealership stores acquired during the period ($27.1 million), (ii) increased demand for automobiles ($84.7 million), and (iii) revenues from the newly commenced commercial vehicle sales and leasing business ($34.1 million).

Cost of sales increased 49.6% in fiscal 2008 as compared to fiscal 2007. Gross margins are set based upon the cost of the vehicle purchased, with higher-priced vehicles typically having higher gross margin percentages. Gross margins were maintained at similar level in recent periods  as the average retail sales price of vehicles (a function of a higher purchase price) were considered stable and to a lesser extent by reduced operating costs resulted from economies of scale and ACG’s effort to reduce vehicle repair costs.

Selling and marketing expenses, as a percentage of sales, increased 0.2% to 1.5% in fiscal 2008 as compared to 1.3% in fiscal 2007. In dollar terms, the selling and marketing expenses increased by $2.7 million. ACG experienced an increase in expenditures associated with the opening of new branch/stores for the commercial vehicle sales and leasing business. ACG has also incurred additional promotion costs in the automotive dealership business to attract higher sales volumes.

General and administrative expense, as a percentage of sales, slightly decreased 0.1% to 1.7% in fiscal 2008 from 1.8% in fiscal 2007. The percentage decrease was principally the result of higher sales levels as a large majority of ACG’s general and administrative expenses are generally fixed in nature. In dollar terms, overall expenses increased $2.1 million which consisted primarily of increased payroll costs. Payroll costs increased due to increased office staff, which mostly relates to the newly commenced commercial vehicle sales and leasing business.

Interest expense, as a percentage of sales, slightly decreased 0.1% to 0.6% in fiscal 2008 from 0.7% in the same period in 2007, although the total amount increased by $0.7 million (32.9%). The decrease principally resulted from the result of lower average borrowing levels and lower average interest rates on the credit during the year.

Interest income, as a percentage of sales, increased 0.5% to 0.6% in fiscal 2008 from 0.1% in the same period in 2007. The increase was primarily due to the interest income derived from the commercial vehicle sales and leasing business commenced in April 2008.

The effective income tax rate in fiscal 2008 was 26.9%. This rate is higher than the fiscal 2007 of 17.7% due to the distribution of profits among ACG’s operating subsidiaries.

2007 Compared to 2006

Revenues increased $142.0 million, or 93.0%, in fiscal 2007 as compared to fiscal 2006, principally as a result of (i) revenue growth from four automotive dealership stores acquired during the fiscal 2007, (ii) increased demand for automobiles, and (iii) revenues from dealerships established in fiscal 2006 that operated a full 12 months in fiscal 2007.

Cost of sales increased 91.6% in fiscal 2007 as compared to fiscal 2006. ACG’s gross margins are set based upon the cost of the vehicle purchased, with higher-priced vehicles typically having higher gross margin percentages. ACG’s gross margins have been slightly improved by the increase in the average retail sales price (a function of a higher purchase price) and to a lesser extent by reduced operating costs resulting primarily from economies of scale and cost control initiatives. This resulted in gross margins increasing from 5.3% in fiscal 2006 to 5.9% in fiscal 2007.

Selling and marketing expenses, as a percentage of sales, decreased 0.3% to 1.3% in fiscal 2007 as compared to 1.6% in fiscal 2006. In dollar terms, the selling and marketing expenses increased by $1.5 million. ACG experienced an increase in expenditures associated with additional promotional costs.

General and administrative expense, as a percentage of sales, was 1.6% in fiscal 2006 and 1.8% in fiscal 2007. In dollar terms, overall expenses increased $3.0 million, which consisted primarily of increased payroll and office costs. Payroll costs increased due to the increase number of staff and related costs, in relation to the increased number of dealership stores.

Interest expense, as a percentage of sales, increased 0.2% to 0.7% in fiscal 2007 from 0.5% in fiscal 2006. In dollar terms, it has been increased by $1.4 million (192.0%). The increase was principally the result of increased average borrowing levels and increased average interest rates on the credit during the period. Interest income, as a percentage of sales, maintained at 0.1 % for both years.

The effective income tax rate in fiscal 2007 was 17.7%, while it was (1.0%) in fiscal 2006. This rate is higher than historical rates since most of the income generated prior to 2007 was non-taxable.

Financial Condition

The following table sets forth the major balance sheet accounts of ACG at December 31, 2008, 2007 and 2006 (in thousands):

	December 31,
	2008	2007	2006
Asset:
Restricted cash	$40,824	$24,734	$25,885
Inventories	37,463	26,910	24,807
Net investment in sales-type leases	23,359	–	–
Property, equipment and improvements, net	26,907	18,030	14,359

Liabilities:
Floor plan notes payable—manufacturer affiliated	$12,379	$10,808	$7,238
Trade notes payable	60,134	35,828	32,318

Restricted cash increased in line with the trade notes payable, as ACG used financing to purchase vehicles. In December 31, 2008, restricted cash increased by $16.1 million (65.1%) compared with December 31, 2007. The increment of the trade notes payables was slightly higher, increasing $24.3 million (67.8%).

Inventory balances continuously increased throughout the period. As of December 31, 2008, inventory was $37.4 as compared to $26.9 million on December 31, 2007 (39.2%), while revenue increased 49.5%. The growth was due to the increased number of dealerships from 21 to 25.

Net investment in leases began in April 2008 as a result of the commercial vehicle sales and leasing business under which ACG enters into monthly installment arrangements with customers for a 2-year period.

Property, equipment and improvements increased significantly to $26.9 million in December 31, 2008, an increase of $8.9 million (49.2%) as compared with December 31, 2007. The increased expenditures primarily relate to costs associated with expanding a number of existing dealership stores and the commercial vehicle financing centers.

Floor plan notes payable—manufacturer affiliated relates to the committed facility lines entered into with several financial institutions affiliated with automobile manufacturers to finance most of the new automobile inventories. It increased to $12.4 million in December 31, 2008, (an increase of $1.6 million (14.5%) compared with December 31, 2007). This increased as a result of the increased level of automobile inventories.

Trade notes payable were promissory notes which were secured by cash deposits with banks (restricted cash) and certain automobile inventories. Trade notes payable was $60.1 million in December 31, 2008, which increased by $24.3 million (67.8%) compared with December 31, 2007. This increase was a result of the increased level of automobile inventories and revenue growth.

ACG’s borrowings fluctuate primarily based upon a number of factors including (i) revenues, (ii) changes in account and notes receivables, (iii) capital expenditures, and (iv) inventory changes. Historically, income from continuing operations, as well as borrowings on the revolving credit facilities, has funded account and notes receivables growth, inventory growth and capital expenditures.

Liquidity and Capital Resources

The following table sets forth certain historical information with respect to ACG’s statements of cash flows (in thousands):

	Years Ended December 31,
	2008	2007	2006
Net cash provided by (used in) operating activities	$21,325	$(732)	$3,498
Net cash used in investing activities	(26,349)	(3,315)	(16,425)
Net cash provided by financing activities	8,169	9,768	16,132
Effect of exchange rate change	1,441	(350)	(285)
Net increase in cash and cash equivalents	$4,586	$5,371	$2,920

Operating Activities. ACG generated $21.3 million from operating activities in fiscal 2008 and $3.5 million in fiscal 2006, while it used $0.7 million in fiscal 2007. Since ACG continued to expand its automotive dealership business since 2006 and commenced its commercial vehicle sales and leasing business in 2008, cash flow from operating activities increased during the period.

Investing Activities. Net cash used in investing activities was $26.3 million in fiscal 2008, $3.3 million in fiscal 2007 and $16.4 million in fiscal 2006.

In addition to purchase of property, equipment and improvement, capital expenditures for all periods included the cash paid for the acquisition of the automotive dealerships. Furthermore, the change in restricted cash, which was pledged to banks for borrowings, has also affected the net cash used in investing activities.

Financing Activities. Net cash provided by financing activities was $8.2 million in fiscal 2008, $9.8 million in fiscal 2007 and $16.1 million in fiscal 2006. In fiscal 2008, ACG increased total net borrowings by $1.3 million and had a capital contribution of $11.4 million from its shareholders.  ACG increased total net borrowings by $0.6 million and $5.4 million during fiscal 2007 and 2006, respectively. In addition, it had capital contributions of $8.4 million and $10.0 million from its shareholders, during the fiscal 2007 and 2006, respectively.

Historically, most or all of available cash is used to fund notes receivable, inventory growth and for capital expenditures. To the extent notes receivables and inventory growth and capital expenditures exceed income from operations, generally ACG increases the borrowings under facilities and from affiliates.

ACG leased most of the properties where the dealership stores and commercial vehicle financing centers are located. ACG expects to continue to lease the majority of the properties where ACG’s stores or centers are located.

ACG expanded dealerships significantly in 2006, and the capital expenditures have continuously increased thereafter. After ACG restructured its dealerships in 2007, cash used in investing activities declined. Since April 2008, a significant amount of capital ($2.1 million) has been used in connection with the commencement of ACG’s commercial vehicle sales and leasing business. Additional capital expenditures were required for existing dealerships.

At December 31, 2008, ACG had $17.4 million of cash on hand, with $17.3 million of cash held in Renminbi. On a short-term basis, ACG’s principal sources of liquidity includes income from operations and short-term borrowings from financial institutions including notes payables and trade notes payable. On a longer-term basis, ACG expects its principal sources of liquidity to consist of income from operations, borrowings from financial institutions and/or fixed interest term loans. Further, while ACG has no specific plans to issue debt or equity securities, ACG believes, if necessary, it could raise additional capital through the issuance of such securities or shareholders loans.

ACG expects to use cash to (i) increase its notes receivables in line with its revenue growth, and (ii) purchase property and equipment and make improvements on existing property in the next 12 months in connection with adding 45 commercial vehicle financing centers. ACG believes that it has adequate liquidity to satisfy its capital needs for the foreseeable future.

ACG’s borrowings primarily consisted of (i) Floor plan notes payable—manufacturer affiliated; and (ii) Trade notes payable.

Floor plan notes payable—manufacturer affiliated relates to the committed facility lines entered into with several financial institutions affiliated with automobile manufacturers to finance most of the new automobile inventories. It was $12.4 million in December 31, 2008, (an increase of $1.6 million (14.5%) compared with December 31, 2007). It increased as a result of the increased level of automobile inventories. The floor plan notes payables bear interest at rates in the range of 6.64% to 9.36% as of December 31, 2008 and are generally for a term in a range of 6 months to 1 year.  However, certain floor plan notes payable are interest free in the event the note is repaid in 60-90 days.

Trade notes payable were bank guaranteed promissory notes which were secured by cash deposits with banks (restricted cash) and certain automobile inventories. It was $60.1 million on December 31, 2008, which increased by $24.3 million (67.8%) as compared with December 31, 2007. The increase resulted from the increased level of automobile inventories and revenue growth. The trade notes payable are non-interest bearing and generally mature within six months.

ACG’s borrowings fluctuate primarily based upon a number of factors including (i) revenues, (ii) account and notes receivables changes, (iii) capital expenditures, and (iv) inventory changes. Historically, income from continuing operations, as well as borrowings on the revolving credit facilities, have driven account and notes receivables growth, inventory growth and capital expenditures.

Cash and cash equivalents as of December 31, 2008 are held by ACG’s subsidiaries and variable interest entities. These cash balances cannot be transferred to AutoChina by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by AutoChina for its normal operations pursuant to the Enterprise Agreements.

Regulations on Dividend Distribution

The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

•	The Sino-foreign Equity Joint Venture Law (1979), as amended;

•	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

•	The Sino-foreign Cooperative Enterprise Law (1988), as amended;

•	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

•	The Foreign Investment Enterprise Law (1986), as amended; and

•	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends.

Contractual Payment Obligations

The following is a summary of ACG’s contractual obligations as of December 31, 2008, including renewal periods under operating leases that are reasonably assured (in thousands):

	Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Trade notes payable	$60,134	$60,134	$–	$–	$–
Operating leases	25,106	1,748	3,132	2,627	17,599
Floor plan notes payable manufacturer affiliated	12,379	12,379	–	–	–
Notes payable	3,921	3,921	–	–	–
Capital commitment	45	45	–	–	–
Total	$101,585	$78,227	$3,132	$2,627	$17,599

ACG leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases.

For a description of the anticipated sources of funds needed to fulfill these commitments, please refer to “Liquidity and Capital Resources” in this Annual Report.

Off-Balance Sheet Arrangements

ACG has entered into operating leases for all of its dealership and commercial vehicle financing stores and office facilities. Generally, the leases for its commercial vehicle financing stores are for periods of one to three years. The leases for its dealership stores and office facilities are typically for periods over ten years. ACG uses leasing arrangements to maintain flexibility in its commercial vehicle financing store locations and to preserve capital. ACG expects to continue to lease the majority of its store and office facilities under arrangements substantially consistent with the past.

Rent expense for all operating leases amounted to $1,348,000, $871,000 and $563,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Other than its operating leases, ACG is not a party to any off-balance sheet arrangement.

Critical Accounting Policies and Estimates

The discussion and analysis of ACG’s financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires ACG to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, ACG evaluates its estimates, including those related to accounts receivable and the related provision for doubtful accounts, tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, the purchase price allocation on acquisitions, and contingencies and litigation, among others. ACG bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. ACG believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements: goodwill, intangible assets and long-lived assets, income taxes and accounts receivable.

Goodwill, Intangible Assets and Long-Lived Assets. Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. SFAS No. 142 requires goodwill to be tested for impairment at least on an annual basis and more often under certain circumstances, and written down when impaired. An interim impairment test is required if an event occurs or conditions change that would more likely than not reduce the fair value of the reporting unit below the carrying value.

Impairment losses are limited to the carrying value of the goodwill, which represents the excess of the carrying amount of a reporting unit’s goodwill over the implied fair value of that goodwill. In determining the estimated future cash flows, ACG considers current and projected future levels of income based on management’s plans for that business, as well as business trends, prospects and market and economic conditions.

ACG accounts for the impairment of long-lived assets, such as property and equipment and intangible assets, under the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment of Long-Lived Assets (SFAS No. 144). SFAS No. 144 establishes the accounting for impairment of long-lived tangible and intangible assets other than goodwill and for the disposal of a business. Pursuant to SFAS No. 144, ACG periodically evaluates, at least annually, whether facts or circumstances indicate that the carrying value of its depreciable assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists. In the event that the carrying amount of long-lived assets exceeds the undiscounted future cash flows, then the carrying amount of such assets is adjusted to their fair value. ACG reports an impairment cost as a charge to operations at the time it is recognized.

Income Taxes. ACG accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109). SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Accounts Receivable. Accounts receivable, which are unsecured, are stated at the amount ACG expects to collect. ACG maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. ACG evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness and historical collection experience. Management reviews the receivable aging and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. As of December 31, 2008, 2007 and 2006, a majority of the trade receivable balances were due from governmental agencies which ACG believed are collectible in full and a majority of the accounts receivable related to warranty claims are primarily due from manufacturers. Therefore, the management determined no allowance for uncollectible amounts is required. Concentrations of credit risk with respect to accounts receivables from the sale of automobiles are limited because a large number of diverse customers comprise ACG’s customer base, thus spreading the trade credit risk.

Recent Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which requires additional disclosures related to derivatives instruments and hedging activities. These enhanced disclosures will discuss (a) how and why a company uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and (c) how derivative instruments and related hedged items affect a company’s financial position, results of operations and cash flows. SFAS No. 161 is effective for fiscal years beginning on or after November 15, 2008, with earlier adoption allowed. ACG is currently evaluating the impact of adopting SFAS No. 161 and anticipates that this statement will not have a significant impact on the reporting of ACG’s results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS No.141(R)), which replaces SFAS No. 141, Business Combinations. SFAS No.141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS No.141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; non-controlling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No.141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No.141(R) amends SFAS No. 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS No.141(R) would also apply the provisions of SFAS No.141(R). Early adoption is not permitted.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No. 51. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with earlier adoption prohibited. This statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51s consolidation procedures for consistency with the requirements of SFAS No.141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. ACG is currently evaluating the impact of this new statement on ACG's financial condition and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

AutoChina’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. AutoChina has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of March 31, 2009, AutoChina’s total outstanding loans amounted to $29.9 million with interest rates in the range of 6.6% to 9.1% per annum.  AutoChina has not been exposed, nor does it anticipate being exposed, to material risks due to changes in market interest rates.

Foreign Currency Risk

Substantially all of AutoChina’s revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect AutoChina’s financial results in U.S. dollars terms without giving effect to any underlying change in AutoChina’s business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Very limited hedging transactions are available in China to reduce AutoChina’s exposure to exchange rate fluctuations. To date, AutoChina has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While AutoChina may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and it may not be able to successfully hedge its exposure at all. In addition, AutoChina’s currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert Renminbi into foreign currency.

Seasonality

ACG’s second and third fiscal quarters (April through September) have historically been slower for dealership sales. Conversely, ACG’s first and fourth fiscal quarters (January through March and October through December) have historically been the busiest times for car sales. Therefore, ACG generally realize a higher proportion of its revenue and operating profit during the first and fourth fiscal quarters. ACG expects this trend to continue in future periods. If conditions arise that impair vehicle sales during the first or fourth fiscal quarters, the adverse effect on ACG’s revenues and operating profit for the year could be disproportionately large.

Impact of Inflation

Inflation has not historically been a significant factor impacting ACG’s results.

AUTOCHINA’S FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and financial information relates to periods prior to the acquisition of ACG by AutoChina.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Deferred income taxes are provided for the differences between bases of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”), which establishes a framework for measuring fair value in accordance with generally accepted accounting principles, clarifies the definition of fair value within that framework and expands disclosures about fair value measurements.  SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, except for the measurement of share-based payments. AutoChina adopted SFAS No. 157 on January 1, 2008.  Additional disclosure required as a result of AutoChina’s implementation of SFAS No. 157 in 2008 is presented in Note 4 to AutoChina’s December 31, 2008 financial statements.  However, since the issuance of SFAS No. 157, the FASB has issued several FASB Staff Positions (FSPs) to clarify the application of SFAS No. 157.  FSPs apply to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS No. 157.  In February 2008, the FASB released FSP No. 157-2, “Effective Date of FASB Statement No. 157”, which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  In October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, which clarifies the application of SFAS No. 157 in a market that is not active and provides guidance in key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.  FSP No. 157-3 became effective immediately, and includes prior period financial statements that have not yet been issued.  In April 2009, the FASB issued FSP No. 157-4, “Determining the Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, which provides additional guidance for estimating fair value in accordance with SFAS No. 157, when the volume and level of activity for the asset or liability have significantly decreased.  FSP No. 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly.  FSP No. 157-4 is effective for interim and periods ending after June 15, 2009, and shall be applied prospectively. The adoption of SFAS No. 157 and the related FSP’s did not have any impact on AutoChina’s consolidated financial statements, except for additional disclosures as described in Note 4 to AutoChina’s December 31, 2008 financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS No. 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of AutoChina’s choice to use fair value on its earnings. SFAS No. 159 also requires companies to display the fair value of those assets and liabilities for which AutoChina has chosen to use fair value on the face of the balance sheet. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157 and SFAS No. 107.  AutoChina adopted SFAS No. 159 on January 1, 2008, but did not elect the fair value option for any financial assets or liabilities. Accordingly, the adoption of SFAS No. 159 did not have any impact on AutoChina’s consolidated financial statement presentation or disclosures.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS No. 141(R)”), which requires an acquirer to recognize in its financial statements as of the acquisition date (i) the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, measured at their fair values on the acquisition date, and (ii) goodwill as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Acquisition-related costs, which are the costs an acquirer incurs to effect a business combination, will be accounted for as expenses in the periods in which the costs are incurred and the services are received, except that costs to issue debt or equity securities will be recognized in accordance with other applicable GAAP. SFAS No. 141(R) makes significant amendments to other Statement of Financial Accounting Standards and other authoritative guidance to provide additional guidance or to conform the guidance in that literature to that provided in SFAS No. 141(R). SFAS No. 141(R) also provides guidance as to what information is to be disclosed to enable users of financial statements to evaluate the nature and financial effects of a business combination. SFAS No. 141(R) is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. AutoChina adopted SFAS No. 141(R) on January 1, 2009.  The adoption of SFAS No. 141(R) affected how AutoChina accounted for the acquisition of AutoChina Group Inc., as described in Note 10 to AutoChina’s December 31, 2008 financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS No. 160”), which requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements.  SFAS No. 160 also requires that once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value.  Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.  SFAS No. 160 amends FASB No. 128 to provide that the calculation of earnings per share amounts in the consolidated financial statements will continue to be based on the amounts attributable to the parent. SFAS No. 160 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests.  All other requirements are applied prospectively.  AutoChina adopted SFAS No. 160 on January 1, 2009.  The adoption of SFAS No. 160 did not have any impact on AutoChina’s consolidated financial statement presentation or disclosures.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS No. 161”).  SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). The objective of SFAS No. 161 is to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements.  SFAS No. 161 applies to all derivative financial instruments, including bifurcated derivative instruments (and nonderivative instruments that are designed and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS No. 133) and related hedged items accounted for under SFAS No. 133 and its related interpretations.  SFAS No. 161 also amends certain provisions of SFAS No. 133. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  SFAS No. 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  AutoChina adopted SFAS No. 161 on January 1, 2009.  The adoption of SFAS No. 161 did not have any impact on AutoChina’s consolidated financial statement presentation or disclosures.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS No. 162 became effective on November 15, 2008. The adoption of SFAS No. 162 did not have any impact on AutoChina’s consolidated financial statement presentation or disclosures.

In June 2008, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF 07-05”). EITF 07-05 mandates a two-step process for evaluating whether an equity-linked financial instrument or embedded feature is indexed to the entity’s own stock. Warrants that a company issues that contain a strike price adjustment feature, upon the adoption of EITF 07-05, results in the instruments no longer being considered indexed to the company’s own stock. Accordingly, adoption of EITF 07-05 will change the current classification (from equity to liability) and the related accounting for such warrants outstanding at that date. EITF 07-05 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. AutoChina adopted EITF 07-05 on January 1, 2009.  The adoption of EITF 07-05 did not have any impact on AutoChina’s consolidated financial statement presentation or disclosures.

In April 2009, the FASB issued FSP 107-1, “Interim Disclosures about Fair Value of Financial Instruments”, which requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.  FSP 107-1 also amends APB Opinion No. 28, “Interim Financial Reporting”, to require those disclosures in summarized financial information at interim reporting. FSP 107-1 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  AutoChina is currently evaluating the potential impact of FSP 107-1 on its consolidated financial statement presentation and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on AutoChina’s consolidated financial statement presentation or disclosures.

Results of Operations for the year ended December 31, 2008

AutoChina reported a net loss of $145,541 for the year ended December 31, 2008. Prior to acquiring ACG, AutoChina’s only significant income was from interest generated in the trust account.

Overall, for the year ended December 31, 2008, AutoChina incurred fees and expenses of $492,355 in connection with the acquisition of ACG and general and administrative expenses of $327,935. For the year ended December 31, 2008, AutoChina’s trust account earned interest of $733,745 before the allocation of $58,996 in interest to shares subject to possible redemption.

Results of Operations for the year ended December 31, 2007

AutoChina had a net loss of $23,428 for the year ended December 31, 2007 as a result of formation and operating costs. Additionally, deferred offering costs of $199,957 were incurred in 2007. These costs consisted of professional fees of $189,437 and regulatory and filing fees of approximately $10,520. AutoChina had no income in 2007. Prior to acquiring ACG, AutoChina had no revenues and incurred losses due to management’s expenses relating to locating a target business to acquire.

Liquidity and Capital Resources

On February 27, 2008, AutoChina completed a private placement of 1,430,000 warrants to James Cheng-Jee Sha, AutoChina’s former Chief Executive Officer and Chairman and current director, Diana Chia-Huei Liu, AutoChina’s former President and current director, William Tsu-Cheng Yu, AutoChina’s former Chief Financial Officer and director, Jimmy (Jim) Yee-Ming Wu, AutoChina’s former Chief Operating Officer and director and Gary Han Ming Chang, AutoChina’s former Special Advisor, collectively referred to as AutoChina’s “founding shareholders,” and received net proceeds of $1,430,000. On March 4, 2008, AutoChina consummated its initial public offering of 4,500,000 units. On March 13, 2008, the underwriters of AutoChina’s initial public offering exercised their overallotment option in full, for a total of an additional 675,000 units (over and above the 4,500,000 units sold in the initial public offering) for an aggregate offering of 5,175,000 units. Each unit in the public offering consisted of one ordinary share and one redeemable ordinary share purchase warrant. Each warrant entitles the holder to purchase from AutoChina one ordinary share at an exercise price of $5.00. AutoChina’s ordinary shares and warrants started trading separately as of March 28, 2008.

The net proceeds from the sale of AutoChina’s warrants and units, after deducting certain offering expenses of approximately $3,458,000, including underwriting discounts of approximately $2,898,000, were approximately $39,372,000. Approximately $40,671,000 of the proceeds from the initial public offering and the private placement was placed in a trust account for AutoChina’s benefit. The trust account contained $1,449,000 of the underwriter’s compensation which was paid to them upon the consummation of the business combination. Except for up to $1,050,000 in interest that was earned on the funds contained in the trust account that was able to be released to AutoChina to be used as working capital, of which approximately $450,000 had been released as of December 31, 2008, AutoChina was not otherwise able to access the amounts held in the trust until AutoChina consummated a business combination. The amounts held outside of the trust account were available to be used by AutoChina to provide for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. From October 16, 2007 (the date of AutoChina’s inception) through December 31, 2007, AutoChina had operating expenses of $23,428 and deferred offering costs of $199,957. From January 1, 2008 through March 4, 2008 (the date on which AutoChina consummated its initial public offering), AutoChina had operating expenses of $356 and offering costs of $196,659, exclusive of the $2,898,000 in underwriting discounts. As of December 31, 2007, AutoChina had no amount held in the trust account and as of December 31, 2008 there was approximately $40,855,000 held in the trust account, which included deferred underwriting fees of $1,449,000. Additionally, as of December 31, 2008, AutoChina held approximately $77,000 outside of the trust account to fund its working capital requirements.

AutoChina used substantially all of the net proceeds of the initial public offering to acquire ACG, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination including various equity based transactions that utilized most of the amounts held in trust at the closing.

Commencing on February 27, 2008 through April 9, 2009, AutoChina incurred a fee of $7,500 per month for office space. The office space was provided by LiveABC of Beijing, China, an affiliate of James Cheng-Jee Sha, AutoChina’s then-Chief Executive Officer and director.

Off-Balance Sheet Arrangements

Prior to its acquisition of ACG on April 9, 2009, AutoChina never entered into any off-balance sheet financing arrangements, never established any special purpose entities, and had not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets.

Contractual Obligations

Prior to its acquisition of ACG on April 9, 2009, AutoChina did not have any long term debt, capital lease obligations, operating lease obligations, purchase obligations or other long term liabilities. However, as discussed above, AutoChina had entered into a lease with the landlord of AutoChina’s office facilities at a monthly rental of approximately $7,500, which lease terminated upon the acquisition of ACG on April 9, 2009.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management.

AutoChina’s current directors, executive officers and key employees are as follows:

Name	Age	Position
Yong Hui Li	47	Chairman, Chief Executive Officer and Director
Chen Lei	43	Senior Vice President
Johnson Lau	35	Chief Financial Officer
Wei Xing	48	Chief Operating Officer
Hui Kai Yan	44	Director and Secretary
James Cheng-Jee Sha	57	Director
Diana Chia-Huei Liu	43	Director
Thomas Luen-Hung Lau	55	Director

Yong Hui Li has served as AutoChina’s Chairman and Chief Executive Officer and as a member of AutoChina’s Board of Directors since April 9, 2009. Mr. Li is the founder, Chairman and Chief Executive Officer of ACG and Kaiyuan Real Estate Development Co., Ltd. which was previously the second largest shareholder of Shijiazhuang International Building, a construction company traded on the Shenzhen Stock Exchange under the ticker symbol CN: 000600. From February 2001 to May 2006, Mr. Li helped oversee Kaiyuan Real Estate Development Co., Ltd’s development of the largest steel-framed construction in Hebei Province, consisting of residential complexes, office towers and an upscale shopping mall, which covered over one million square feet. In 1994, Mr. Li founded Shijiazhuang Hi-tech Zone Kaiyuan Auto Trade Co., which was a pioneer in the commercial vehicle leasing business in Hebei Province. He graduated from Tianjin University in June 1985 with a bachelor degree in Optical Physics.

Chen Lei has served as AutoChina’s Senior Vice President since April 9, 2009. Mr. Lei has served as a Senior Vice President in charge of the finance department and investor relations services for ACG since September 2008. From January 1996 to September 2008, Mr. Lei served as a Senior Vice President in charge of the finance department and investor relations services for Hebei Kaiyuan Auto Trading Co., Ltd., a company affiliated with Yong Hui Li. Mr. Lei received a Bachelor of Economics degree from Hebei Finance and Economics University, China.

Johnson Shun-Pong Lau has served as AutoChina’s Chief Financial Officer since April 9, 2009. Mr. Lau has served as the Chief Financial Officer of ACG since October 2008. From March 2006 to October 2008, he was the Chief Financial Officer of Haike Chemical Group Ltd., a petrochemical and specialty chemical company. Mr. Lau served as the Chief Operating Officer of Kiwa Bio-Tech Products Group Corp., a company quoted on the OTC Bulletin Board (KWBT) which engaged in bio-technological products for agriculture products, from January 2005 to March 2006. Mr. Lau serves on the Board of Directors of Haike Chemical Group Ltd., which is a company public in the United Kingdom (AIM: HAIK). From May 1997 to August 2004, Mr. Lau worked for Deloitte Touche Tohmatsu in Hong Kong and Beijing. Mr. Lau received a Bachelor of Commerce degree from Monash University.

Wei Xing has served as AutoChina’s Chief Operating Officer since April 9, 2009. Mr. Xing has served as Chief Operating Officer of ACG since September 2008. From January 1996 to September 2008, Mr. Xing served as Chief Operating Officer for Hebei Kaiyuan Real Estate Development Co., Ltd., a company affiliated with Yong Hui Li. Mr. Xing received a Bachelor of Engineering degree from Hebei Building Engineering University and a Bachelor of Economics degree from Hebei University.

Hui Kai Yan has served as AutoChina’s Secretary and as a member of AutoChina’s Board of Directors since April 9, 2009. Mr. Yan has been Senior Vice-President of ACG and Kaiyuan Real Estate Development Corp. since August 1997. He is responsible for Finance, Administration and Human Resources at each company. Prior to joining Kaiyuan, from April 1994 to July 1997, Mr. Yan was a member of the Economic and Trade Commission of Hebei provincial government and was responsible for guiding state-owned enterprises through restructuring process and modernization. From March 1989 to April 1994, he was at the Economic Commission of Shijiazhuang city government (Shijiazhuang is the capital of Hebei province). Mr. Yan is certified as a Senior Economist by Hebei provincial government. He graduated from Hebei University of Technology in June 1985 with a bachelor degree in Management Science.

James Cheng-Jee Sha has served as a member of AutoChina’s Board of Directors since its inception. Mr. Sha served as Chairman of AutoChina’s Board of Directors and Chief Executive Officer from its inception to April 9, 2009. Mr. Sha founded and has been a partner of Spring Creek Investments since December 1999. Spring Creek Investments is a private investment firm specializing in principal investments and business consultations with internet and infrastructure companies. Mr. Sha also has served as the Chief Executive Officer of Optoplex Corporation, a communication networks company, since December 2002. From September 2005 to February 2007, Mr. Sha served as Chief Executive Officer of AppStream, a software application virtualization company. From February 1999 to September 1999, Mr. Sha served as the Chief Executive Officer for Sina.com (NASDAQ: SINA), a global Chinese on-line media company and value added information service provider. From July 1996 to August 1998, Mr. Sha served as the Chief Executive Officer of Actra Business Systems, a joint venture between Netscape Communications Corporation and GE Information Services (GEIS), providing next-generation internet commerce application solutions for both business-to-consumer and business-to-business commerce markets. From August 1994 to August 1998, Mr. Sha served as Senior Vice President and General Manager of Netscape Communications Corporation, a computer services company until its merger with AOL. From May 1990 to August 1994, Mr. Sha was a Vice President at Oracle Corporation (NASDAQ:ORCL), a database management and development systems software company. From June 1986 to May 1990, Mr. Sha was a Vice President at Wyse Technology, Inc., a hardware, software and services computing company. Mr. Sha currently serves as a member of the Board of Directors of Tom.com (HK: 8282), a wireless internet company in the PRC providing value-added multimedia products and services. Mr. Sha also serves as a trustee of the University of California at Berkeley Foundation and is a Board member of the Berkeley Chinese Alumni International Association. Mr. Sha graduated from National Taiwan University with a BS in Electrical Engineering, the University of California at Berkeley with an MS in EECS and from Santa Clara University with an MBA.

Diana Chia-Huei Liu has served as a member of AutoChina’s Board of Directors since its inception. Ms. Liu served as President of AutoChina from its inception to April 9, 2009. Ms. Liu has served as the President and Managing Director of Cansbridge Capital, a private investment firm specializing in early stage investments along the west coast of North America (namely U.S. and Canada) and Asia, since August 1998. Prior to Cansbridge, Ms. Liu served as the Executive Vice-President at Polaris Securities Group (TW: 6011), an investment firm in Taiwan, where she founded and managed its North American operations from April 1994 to August 1998. From August 1991 to April 1994, Ms. Liu was an account portfolio manager in global private banking at the Royal Bank of Canada (NYSE:RY), a full-service banking firm. From October 1988 to August 1991, Ms. Liu served as the regional sales manager for the province of British Columbia, Canada, at CIBC Securities, a subsidiary of CIBC (NYSE:CM), a full- service banking firm, where she founded and managed the mutual funds promotion division. Ms. Liu has served since June 2006 as a member of the Executive Committee and the Chair of the Investment Committee at the Asia Pacific Foundation, a Canadian federal government created think tank and policy advisory board where she works closely with the co-CEOs on operational issues and investment of its endowment funds. In addition, she also currently serves as a director of the Vancouver Goh Ballet Society and BaySpec, Inc., a supplier of optical components. Ms. Liu graduated with a BA in economics from the University of British Columbia in Canada. Ms. Liu is the spouse of Mr. William Yu, AutoChina’s prior Chief Financial Officer.

Thomas Luen-Hung Lau has served as a member of AutoChina’s Board of Directors since April 9, 2009. He is the Managing Director and Executive Director of Lifestyle International Holdings Limited (HK: 1212), a company listed on The Stock Exchange of Hong Kong Limited (the “HK Stock Exchange”) involved in department store business in Hong Kong and China. From 1985 to 2006, Mr. Lau was the Chairman of Chinese Estates Holdings Limited (HK: 127) and Chi Cheung Investment Company Limited (HK: 112), both companies listed on the HK Stock Exchange. Mr. Lau was the co-founder of Gemstar-TV Guide International, Inc in the U.S.A. Mr. Lau obtained a Bachelor of Arts Degree from the University of Toronto and a Master Degree of Business Administration from the University of Windsor.

The term of each director is until the next election of directors or their earlier resignation or removal. The terms of Yong Hui Li as Chief Executive Officer, Chen Lei as Senior Vice President, Wei Xing as Chief Operating Officer and Johnson Lau as Chief Financial Officer are until April 9, 2012, unless terminated or extended pursuant to such person’s employment contract with AutoChina.

Pursuant to the share exchange agreement entered into on February 4, 2009 and amended on March 11, 2009, James Cheng-Jee Sha and Diana Chia-Huei Liu were nominated as members of AutoChina’s Board of Directors by the SCAC Shareholders’ Representative (as defined in the share exchange agreement) and Yong Hui Li and Hui Kai Yan were nominated as members of AutoChina’s Board of Directors by the AutoChina Shareholders’ Representative (as defined in the share exchange agreement). Thomas Luen-Hung Lau was nominated upon the mutual agreement of the SCAC Shareholders’ Representative and the AutoChina Shareholders’ Representative, pursuant to the share exchange agreement.

None of the officers or directors of AutoChina are related.

The business address of each party described above is No.322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China.

B.           Compensation

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, no officer and employee of AutoChina, and no former officer of AutoChina participated in deliberations of AutoChina’s Board of Directors concerning executive officer compensation.

AutoChina Director Compensation

To date, AutoChina has not provided any compensation to any of its directors. AutoChina is in the process of formulating policies that will determine compensation of its directors, which it expects to include a per diem for each board meeting attended, an annual fee, reimbursement of expenses incurred in attending meetings and equity awards. The amounts of compensation, numbers of shares subject to awards and other terms of director compensation have not been finally determined.

However, directors were reimbursed for all business-related expenses incurred while helping AutoChina to identify potential target businesses and perform due diligence on suitable business combinations.

Under Yong Hui Li’s employment contract with AutoChina under which he serves as AutoChina’s Chief Executive Officer, (i) if Mr. Li’s employment is terminated by AutoChina without cause, he is entitled to receive 3 months' base salary severance to the extent that he is not otherwise employed during the severance period, and (ii) if Mr. Li terminates his employment for cause, he is entitled to 1 month base salary severance to the extent he is not otherwise employed during the severance period. Mr. Li also serves as a director of AutoChina. No other director of AutoChina is entitled to receive any benefits from either AutoChina, ACG or any of their subsidiaries upon termination of employment.

AutoChina’s Executive Officers and Employees

Executive Officers

Since AutoChina did not have an operating business prior to the acquisition on April 9, 2009, its officers did not receive any compensation for their service to AutoChina; and, since it had no other employees, AutoChina did not have any compensation policies, procedures, objectives or programs in place.

Upon consummation of the acquisition of ACG, AutoChina entered into employment agreements with certain of its executive officers. The following discussion summarizes the material terms of employment agreements entered into between AutoChina and its executive officers:

•	The term of the employment agreements is from April 9, 2009 until April 9, 2012, 3 years from the date of the consummation of the acquisition, unless earlier terminated as described below;

•
Yong Hui Li will receive US$1 per year as compensation for serving as Chief Executive Officer, Johnson Lau will receive US$50,000 per year as compensation for serving as Chief Financial Officer, Wei Xing will receive US$60,000 per year as compensation for serving as Chief Operating Officer and Chen Lei will receive US$50,000 per year as compensation for serving as Senior Vice President. No executive officers is entitled to a bonus, unless otherwise approved by the board of directors;

•
The employment agreements may be terminated by the company (i) upon termination of the executive “for cause”, which is defined as (A) the failure of the executive to properly carry out his duties after notice by the company of the failure to do so and a reasonable opportunity for the executive to correct the same within a reasonable period specified by the company; (B) any breach by the executive of one or more provisions of any written agreement with, or written policies of, the company or his fiduciary duties to the company likely to cause material harm to the company and its affiliates, at the company's reasonable discretion, or (C) any theft, fraud, dishonesty or serious misconduct by the executive involving his duties or the property, business, reputation or affairs of the company and its affiliates, (ii) due to the executives death, (iii) in the event the executive becomes eligible for the company’s long-term disability benefits or if the executive is unable to carry out his responsibilities as a result of a physical or mental impairment for more that 90 consecutive days or for more than 120 days in any 12-month period, subject to applicable laws, and (iv) without cause upon one month written notice, in which case the executive will be entitled to 3 months base salary severance to the extent the executive is not otherwise employed during the severance period;

•
The employment agreements may be terminated by the respective executives: (i) for any reason or no reason at all upon 3 months’ advanced notice, or (ii) for “good reason” upon notice of the reason within 3 months of the event causing such reason and subject to a 20-day cure period for the company.  “Good reason” is defined as: a material reduction in the executive's base salary, except for reductions that are comparable to reductions generally applicable to similarly situated executives of AutoChina if (i) such reduction is effected by the company without the consent of the executive and (ii) such event occurs within 3 months after a change in control.  If the agreement is terminated by the executive for “good reason” then 1 month base salary severance to the extent the executive is not otherwise employed during the severance period;

•	Each executive is subject to the non-compete, non-solicitation provisions of the agreement for a term of one year following termination of the employment agreement;

•
Except for “prior inventions” (which is defined as all inventions, original works of authorship, developments, improvements, and trade secrets which were made by the executive prior to the executive's employment with the company), all inventions and other intellectual property created by the executive during the term of employment are the property of the company, and the executive agrees to assist the company to secure such intellectual property rights; and

•	The employment agreements include other customary terms and conditions, and are governed by the laws of Hong Kong.

Other Employees

AutoChina will adopt appropriate compensation policies, procedures, objectives or programs after AutoChina’s management team has had the opportunity to fully understand the operations of the business. However, it is anticipated that the compensation for senior executives of AutoChina will be comprised of four elements: a base salary, an annual performance bonus, equity and benefits.

In developing salary ranges, potential bonus payouts, equity awards and benefit plans, it is anticipated that the Compensation Committee will take into account: 1) competitive compensation among comparable companies and for similar positions in the market, 2) relevant ways to incentivize and reward senior management for improving shareholder value while building AutoChina into a successful company, 3) individual performance, 4) how best to retain key executives, 5) the overall performance of AutoChina and its various key component entities, 6) AutoChina’s ability to pay and 7) other factors deemed to be relevant at the time.

AutoChina and ACG senior management have discussed AutoChina’s above mentioned planned process for executive compensation after the acquisition is complete and the four compensation components. Specific compensation plans for ACG’s key executives will be negotiated and established by the Compensation Committee. This will include, but may not be limited to, the four ACG executives who currently have employment contracts (which will be modified, if necessary, to reflect any additions to or changes in compensation).

ACG Director and Executive Officer Compensation

Prior to the acquisition on April 9, 2009, ACG did not have employment agreements with any of its officers and directors.

The following table shows information concerning the annual compensation for services provided to ACG by its Chief Executive Officer and its Chief Financial Officer.  No person made more than $100,000 in 2008.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All other Compensation ($)	Total Compensation ($)
Yong Hui Li, Chief Executive Officer	2008	1	0	0	1
	2007	1	0	0	1
	2006	1	0	0	1
Johnson Lau, Chief Financial Officer (1)	2008	15,250	0	0	15,250

(1) Mr. Lau joined ACG on October 16, 2008. Prior to that time, ACG did not have a Chief Financial Officer.

AutoChina International Limited 2009 Equity Incentive Plan

The AutoChina International Limited 2009 Equity Incentive Plan (referred to below as the “incentive plan”) was approved and took effect on April 8, 2009, upon the approval by the shareholders of AutoChina International Limited.

Under the terms of the incentive plan, 1,675,000 AutoChina ordinary shares are reserved for issuance in accordance with its terms (provided, however, that dividend equivalent rights are payable solely in cash and therefore do not reduce the number of shares that may be granted under the incentive plan and that stock appreciation rights only reduce the number of shares available for grant under the plan by the number of shares actually received by the grantee). AutoChina currently anticipates that it will grant awards to acquire up to approximately 30,000 shares pursuant to the incentive plan to Johnson Lau, AutoChina’s Chief Financial Officer. Any other awards under the plan will be made by the Board of Directors.

Assuming that the anticipated grants are made, there would be at least approximately 1,645,000 shares remaining for issuance in accordance with the incentive plan’s terms. The purpose of the incentive plan is to assist AutoChina in attracting, retaining and providing incentives to its employees, directors and consultants, or the employees, directors and consultants of its affiliates, whose past, present and/or potential future contributions to AutoChina have been, are or will be important to the success of AutoChina and to align the interests of such persons with AutoChina’s shareholders. It is also designed to motivate employees and to significantly contribute toward growth and profitability, to provide incentives to AutoChina’s directors, employees and consultants who, by their position, ability and diligence are able to make important contributions to AutoChina’s growth and profitability. The various types of incentive awards that may be issued under the incentive plan will enable AutoChina to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business.

All directors, employees and consultants of the company are eligible to be granted awards under the incentive plan. All awards will be subject to the approval of AutoChina’s Board of Directors or its Compensation Committee.

Description of the Incentive Plan

A summary of the principal features of the incentive plan is provided below, but is qualified in its entirety by reference to the full text of the incentive plan, a copy of which is attached as Exhibit 10.16 to this Annual Report.

Awards

The incentive plan provides for the authority to grant any type of arrangement to a qualified person, which involves shares, cash, options or stock appreciation rights, or a similar right with a fixed or variable price related to the fair market value of the ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Such awards include, without limitation, incentive stock options, non-qualified stock options, stock appreciation rights, sales or bonuses of restricted shares, restricted share units or dividend equivalent rights, or any two or more of such awards in combination, for an aggregate of not more than 1,675,000 of AutoChina’s ordinary shares, to directors, employees and consultants of AutoChina or its affiliates. If any award expires, is cancelled, or terminates unexercised or is forfeited, the number of shares subject thereto, if any, is again available for grant under the incentive plan. The number of ordinary shares with respect to which stock options or stock appreciation rights may be granted to a grantee under the incentive plan in any calendar year cannot exceed 500,000. The number of ordinary shares with respect to which restricted shares or restricted share units may be granted to a grantee under the incentive plan in any calendar year cannot exceed 500,000.

There are approximately 1,600 employees, directors and consultants who are eligible to receive awards under the incentive plan. New directors, employees and consultants are eligible to participate in the incentive plan as well.

AutoChina does not currently have any outstanding options or any intention, agreement or obligation to issue any options outside the incentive plan.

Administration of the Incentive Plan

The incentive plan will be administered by either AutoChina’s Board of Directors or a committee (referred to as the committee), if the Board of Directors delegates the ability to administrate the plan. Among other things, the Board of Directors or, if the Board of Directors delegates its authority to the committee, the committee, has complete discretion, subject to the express limits of the incentive plan, to determine the employees, directors and consultants to be granted awards, the types of awards to be granted, the number of AutoChina ordinary shares subject to each award, if any, the exercise price under each option, the base price of each stock appreciation right, the term of each award, the vesting schedule and/or performance goals for each award that utilizes such a schedule or provide for performance goals, whether to accelerate vesting, the value of the ordinary shares, and any required withholdings. The Board of Directors or the committee may amend, modify or terminate any outstanding award, provided that the grantee’s consent to such action is required if the action would materially and adversely affect the grantee. The Board of Directors or the committee is also authorized to construe the award agreements and may prescribe rules relating to the incentive plan. The Board of Directors or committee may reduce the exercise price of options or reduce the base appreciation amount of any stock appreciation right without shareholder approval. Except as specified below, no award that was intended to qualify as performance based compensation may have an exercise or purchase price, if any, of less than 100% of the fair market value of AutoChina’s ordinary shares.

Special terms relating to Stock Options

The incentive plan provides for the grant of stock options, which may be either “incentive stock options” (ISOs), which are intended to meet the requirements for special U.S. federal income tax treatment under the Code, or “nonqualified stock options” (NQSOs). Options may be granted on such terms and conditions as the Board of Directors or the committee may determine; provided, however, that the exercise price of an option may not be less than 100% of the fair market value of the underlying stock on the date of grant, and the term of an ISO may not exceed ten years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital stock of AutoChina or a parent or subsidiary of AutoChina). ISOs may only be granted to employees. In addition, the aggregate fair market value of ordinary shares underlying one or more ISOs (determined at the time of grant) which are exercisable for the first time by any one employee during any calendar year may not exceed $100,000. The Board of Directors or the committee may permit a cashless “net exercise” of the options (which is attached to the incentive plan attached hereto).

Additional Terms

ISOs may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the grantee, only by the grantee. Other awards are transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the grantee: (a) to a Holding Company (as defined in the incentive plan) of such grantee, or (B) to the extent and in the manner authorized by the Board of Directors or the committee. No shares will be delivered under the incentive plan to any grantee or other person until such grantee or other person has made arrangements acceptable to the Board of Directors or the committee for the satisfaction of any national, provincial or local income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of Shares. A grantee is not considered a shareholder with respect to the shares underlying an award until the shares are issued to the grantee.

Amendments

AutoChina’s Board of Directors may at any time amend, alter, suspend or terminate the incentive plan; provided, that no amendment requiring shareholder approval will be effective unless such approval has been obtained, and provided further that no amendment of the incentive plan or its termination may be effected if it would materially and adversely affect the rights of a grantee without the grantee’s consent.

Certain U.S. Federal Income Tax Consequences of the Incentive Plan

The following is a general summary of the U.S. federal income tax consequences under current tax law to AutoChina and to individual grantees in the incentive plan who are individual citizens or residents of the United States of ISOs, NQSOs, restricted stock awards, unrestricted stock awards, distribution equivalent right awards and SARs granted pursuant to the incentive plan. It does not purport to cover all of the special rules that may apply, including special rules relating to limitations on the ability of AutoChina to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, grantees subject to Section 16(b) of the Exchange Act and the exercise of an option with previously-acquired shares. In addition, this summary does not address the state or local income or other tax consequences inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the incentive plan or AutoChina ordinary shares issued pursuant thereto.

A grantee generally does not recognize taxable income upon the grant of an NQSO or an ISO. Upon the exercise of an NQSO, the grantee generally recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the shares acquired on the date of exercise over the exercise price thereunder, and AutoChina will generally be entitled to a deduction for such amount at that time. If the grantee later sells shares acquired pursuant to the exercise of an NQSO, the grantee generally recognizes a long-term or a short-term capital gain or loss, depending on the period for which the shares were held.

A long-term capital gain is generally subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations. Upon the exercise of an ISO, the grantee generally does not recognize taxable income. If the grantee disposes of the shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the shares to the grantee, the grantee generally recognizes a long-term capital gain or loss, and AutoChina is not entitled to a deduction. However, if the grantee disposes of such shares prior to the end of the required holding period, all or a portion of the gain is treated as ordinary income, and AutoChina is generally entitled to deduct such amount.

In addition to the tax consequences described above, a grantee may be subject to the alternative minimum tax, which is payable to the extent it exceeds the grantee’s regular tax. For this purpose, upon the exercise of an ISO, the excess of the fair market value of the shares over the exercise price thereunder is a preference item for purposes of the alternative minimum tax. In addition, the grantee’s basis in such shares is increased by such excess for purposes of computing the gain or loss on the disposition of the shares for alternative minimum tax purposes. If a grantee is required to pay an alternative minimum tax, the amount of such tax which is attributable to deferral preferences (including any ISO adjustment) generally may be allowed as a credit against the grantee’s regular tax liability (and, in certain cases, may be refunded to the grantee) in subsequent years. To the extent the credit is not used, it is carried forward.

A grantee who receives an unrestricted stock award recognizes ordinary compensation income upon receipt of the award equal to the excess, if any, of the fair market value of the shares over any amount paid by the grantee for the shares, and AutoChina is generally entitled to deduct such payment at such time.

A grantee who receives a restricted stock award that is subject to a substantial risk of forfeiture and certain transfer restrictions generally recognizes ordinary compensation income at the time the restriction lapses in an amount equal to the excess, if any, of the fair market value of the stock at such time over any amount paid by the grantee for the shares. Alternatively, the grantee may elect to be taxed upon receipt of the restricted stock based on the value of the shares at the time of grant. AutoChina is generally entitled to a deduction at the same time as ordinary compensation income is required to be included by the grantee and in the same amount. Dividends received with respect to such restricted stock are generally treated as compensation, unless the grantee elects to be taxed on the receipt (rather than the vestings) of the restricted stock. Other restricted stock awards are taxed in the same manner as an unrestricted stock award. A grantee generally does not recognize income upon the grant of an SAR. The grantee has ordinary compensation income upon exercise of the SAR equal to the increase in the value of the underlying shares, and AutoChina will generally be entitled to a deduction for such amount. A grantee generally does not recognize income for a dividend equivalent right award until payments are received. At such time, the grantee recognizes ordinary compensation income equal to the amount of any cash payments and the fair market value of any AutoChina ordinary shares received, and AutoChina is generally entitled to deduct such amount at such time.

Retirement Benefits

As of December 31, 2008, ACG’s subsidiaries in the PRC have participated the government-mandated employee welfare and retirement benefit contribution and provided pension, retirement or similar benefits to its employees. The PRC regulations require ACG’s PRC subsidiaries to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees.  The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits.  ACG’s subsidiaries have no further commitments beyond its monthly contribution.

AutoChina does not have employees and is not required to accrue pension, retirement or similar benefits.

C.           Board Practices

Board Committees

AutoChina’s Board of Directors has an audit committee, governance and nominating committee, and compensation committee, and has adopted a charter for each committee. Each committee consists of Thomas Lau, James Sha and Diana Liu, each of whom is an independent director. James Sha has been designated an “Audit Committee Financial Expert” under  SEC rules and the current listing standards of the Nasdaq Marketplace Rules.

Audit Committee

The audit committee, consisting of Messrs. Sha and Lau and Ms. Liu, oversees our financial reporting process on behalf of the board of directors. The audit committee was established in May 2009. The committee’s responsibilities include the following functions:

•	appoint and replace the independent auditors to conduct the annual audit of our books and records;

•	review the proposed scope and results of the audit;

•	review and pre-approve the independent auditors’ audit and non-audited services rendered;

•	approve the audit fees to be paid;

•	review accounting and financial controls with the independent auditors and our internal auditors and financial and accounting staff;

•	review and approve related party transactions;

•	meeting separately and periodically with management and our internal auditor and independent auditors.

Our board of directors has determined that Mr. Sha, the Chair of the Audit Committee, is an “audit committee financial expert” as defined by the SEC’s rules.

Governance and Nominating Committee

The governance and nominating committee, consisting of Messrs. Sha and Lau and Ms. Liu, is responsible for identifying potential candidates to serve on our board and its committees. The governance and nominating committee was established in May 2009.  The committee’s responsibilities include the following functions:

•	developing the criteria and qualifications for membership on the board;

•	recruiting, reviewing and nominating candidates for election to the board or to fill vacancies on the Board;

•	reviewing candidates for election to the board proposed by shareholders, and conducting appropriate inquiries into the background and qualifications of any such candidates;

•	establishing subcommittees for the purpose of evaluating special or unique matters;

•	monitoring and making recommendations regarding board committee functions, contributions and composition; and

•	evaluating, on an annual basis, the governance and nominating committee’s performance.

The governance and nominating committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the governance and nominating committee a candidate for election to the board should send their letters to AutoChina International Limited, No. 322 Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, People’s Republic of China, Attention: Governance and Nominating Committee. The corporate secretary will promptly forward all such letters to the members of the governance and nominating committee. Shareholders must follow certain procedures to recommend to the governance and nominating committee candidates for election as directors. In general, in order to provide sufficient time to enable the governance and nominating committee to evaluate candidates recommended by shareholders in connection with selecting candidates for nomination in connection with AutoChina’s annual meeting of shareholders, the corporate secretary must receive the shareholder’s recommendation no later than thirty (30) days after the end of AutoChina’s fiscal year. For a list of information required to be submitted with a recommendation, please contact AutoChina’s secretary at the address listed above.

Compensation Committee

The compensation committee, consisting of Messrs. Sha and Lau and Ms. Liu, is responsible for making recommendations to the board concerning salaries and incentive compensation for our officers and employees and administers our stock option plans. The compensation committee was established in May 2009.  Its responsibilities include the following functions:

•
at least annually review AutoChina’s corporate goals and objectives relevant to the executives’ compensation; evaluate the executives’ performance in light of such goals and objectives; and, either as a compensation committee or, together with the other independent directors (as directed by the board), determine and approve the executives’ compensation level based on this evaluation.  In determining the long-term incentive component of the executives’ compensation, the compensation committee will consider AutoChina’s performance, the value of similar incentive awards to the executives at comparable companies, the awards given to the executives in past years and any relevant legal requirements and associated guidance of the applicable law;

•
at least annually review and make recommendations to the board with respect to non-executive officer and independent director compensation to assist the board in making the final determination as to non-executive officer and independent director compensation;

•
attempt to ensure that AutoChina’s compensation program is effective in attracting and retaining key employees, reinforce business strategies and objectives for enhanced shareholder value, and administer the compensation program in a fair and equitable manner consistent with established policies and guidelines;

•	administer AutoChina’s incentive-compensation plans and equity-based plans, insofar as provided therein;

•	make recommendations to the board regarding approval, disapproval, modification, or termination of existing or proposed employee benefit plans;

•
approve any stock option award or any other type of award as may be required for complying with any tax, securities, or other regulatory requirement, or otherwise determined to be appropriate or desirable by the compensation committee or board;

•	approve the policy for authorizing claims for expenses from the executives;

•	review and assess the adequacy of this charter annually; and

•
review and approve the compensation disclosure and analysis prepared by AutoChina’s management, as required to be included in AutoChina’s proxy statement or annual report on Form 20-F, or equivalent, filed with the SEC.

Compensation Committee Interlocks And Insider Participation

No member of our compensation committee has at any time been an officer or employee of ours, or our subsidiaries. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Director Independence

AutoChina’s Board of Directors has determined that Messrs. Sha and Lau and Ms. Liu qualify as independent directors under the rules of the Nasdaq Stock Market because they do not currently own a large percentage of ACG's capital stock, are not currently employed by ACG, have not been actively involved in the management of ACG and do not fall into any of the enumerated categories of people who cannot be considered independent in the Nasdaq Share Market Rules.

D.           Employees

On December 31, 2008, ACG’s subsidiaries had 1,565 employees, of which 238 employees are members of management (including managers at each facility).

AutoChina has no contracts or collective bargaining agreements with labor unions and has never experienced work stoppages. AutoChina considers its relations with its employees to be good.

E.           Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth, as of May 26, 2009, certain information regarding beneficial ownership of AutoChina’s ordinary shares by each person who is known by AutoChina to beneficially own more than 5% of AutoChina’s ordinary shares. The table also identifies the stock ownership of each of AutoChina’s directors, each of AutoChina’s named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. AutoChina’s major shareholders do not have different voting rights than any other holder of AutoChina’s ordinary shares.

Ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares (2)

Honest Best Int'l Ltd.	8,606,250		80.31%

Yong Hui Li (3)	8,606,250	(3)	80.31%

James Cheng-Jee Sha	1,295,157	(4)	11.27%

Diana Chia-Huei Liu	918,126	(5)	8.19%

Chen Lei	—		—

Johnson Lau	—		—

Wei Xing	—		—

Hui Kai Yan	—		—

Thomas Luen-Hung Lau	—		—

Victory Park Capital Advisors, LLC (6)	548,800		5.12%

All directors and executive officers as a group (eight individuals)	10,819,533		90.19%

(1) Unless indicated otherwise, the business address of each of the individuals is No.322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China.

(2) Based on 10,716,720 ordinary shares of AutoChina issued and outstanding as of the date of this prospectus.

(3) Consists of 8,606,250 ordinary shares of AutoChina owned by Honest Best Int’l Ltd., whose sole shareholder is Yan Wang, Mr. Li’s wife.

(4) Consists of 515,157 ordinary shares of AutoChina and 780,000 ordinary shares of AutoChina issuable upon the exercise of warrants, which became exercisable on April 9, 2009 for $5.00 per share and which expire at 5:00 p.m., New York City time on February 27, 2013.

(5) Consists of (i) 209,063 ordinary shares of AutoChina and 250,000 ordinary shares of AutoChina issuable upon the exercise of warrants, and (ii) 209,063 ordinary shares of AutoChina owned by Diana Chia-Huei Liu, William Tsu-Cheng Yu’s wife, and 250,000 ordinary shares of AutoChina issuable upon the exercise of warrants owned by William Tsu-Cheng Yu, Diana Chia-Huei Liu’s husband. The warrants became exercisable on April 9, 2009 for $5.00 per share and which expire at 5:00 p.m., New York City time on February 27, 2013.

(6) Based on a Schedule 13D filed by: (i) Victory Park Capital Advisors, LLC, a Delaware limited liability company (“Capital Advisors”); (ii) Victory Park Credit Opportunities Master Fund, Ltd., a Cayman Islands exempted company ( “Credit Opportunities Fund”); (iii) Victory Park Special Situations Master Fund, Ltd., a Cayman Islands exempted company ( “Special Situations Fund”, and, together with Credit Opportunities Fund, the “Funds”); (iv) Jacob Capital, L.L.C., an Illinois limited liability company (“Jacob Capital”); and (v) Richard Levy, a citizen of the United States of America. The business address for each such entity, other than the Funds, is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606. The business address for the Funds is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1 9002 Cayman Islands. Capital Advisors, as the investment manager of the Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the ordinary shares. As the manager of Capital Advisors, Jacob Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the ordinary shares. By virtue of Richard Levy’s position as sole member of Jacob Capital, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the ordinary shares, and, therefore, Richard Levy may be deemed to be the beneficial owner of the ordinary shares. Capital Advisors, Jacob Capital and Richard Levy disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

B.           Related Party Transactions

AutoChina

 In October 2007, AutoChina issued 1,293,750 ordinary shares to the individuals set forth below for $25,000 in cash, at a purchase price of approximately $0.02 per share, as follows:

Shareholder	Number of Shares
James Cheng-Jee Sha	646,875
Diana Chia-Huei Liu	258,750
William Tsu-Cheng Yu	258,750
Jimmy (Jim) Yee-Ming Wu	90,563
Gary Han Ming Chang	38,812

Such shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as they were sold to sophisticated, wealthy individuals. No underwriting discounts or commissions were paid with respect to such sales.

On May 4, 2009, pursuant to the terms of a share escrow agreement dated February 27, 2008 between AutoChina, American Stock Transfer & Trust Company and the founding shareholders, the founding shareholders forfeited and AutoChina cancelled an aggregate of 263,463 ordinary shares of AutoChina as a result of more than 20% of public shareholders of AutoChina voting against the acquisition of ACG by AutoChina and exercising their conversion rights, as described further in the share escrow agreement.

On October 24, 2007, James Sha, Diana Liu and William Wu loaned AutoChina an aggregate of $100,000 to cover expenses related to AutoChina’s initial public offering. The loans were repaid without interest on March 4, 2007 from a portion of the proceeds of AutoChina’s initial public offering and the private placement of the insider warrants not placed in trust.

On February 27, 2008, AutoChina completed a private placement of 1,430,000 warrants to its founding shareholders and received net proceeds of $1,430,000. AutoChina refers to the warrants sold in this private placement as the insider warrants. The insider warrants are identical to the warrants underlying the units sold in the initial public offering except that if AutoChina calls the warrants for redemption, the insider warrants may be exercised on a cashless basis so long as such warrants are held by AutoChina’s founding shareholders or their affiliates. The securities were sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act since they were sold to sophisticated, wealthy individuals. No underwriting discounts or commissions were paid with respect to such securities.

On February 27, 2008, AutoChina sold options to purchase up to an aggregate of 450,000 units to the underwriter (and certain of its affiliates) in AutoChina’s initial public offering for an aggregate of $100. The exercise price per unit is $8.80, and each unit consists of one ordinary share and a warrant to purchase one ordinary share, exercisable at $5.00 per share. The securities were sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act since they were sold to the underwriters in AutoChina’s initial public offering. No underwriting discounts or commissions were paid with respect to such securities.

Commencing on February 27, 2008 through AutoChina’s acquisition of ACG on April 9, 2009, AutoChina paid Live ABC Interactive Co., Ltd. Beijing, an affiliate of James Sha, a fee of $7,500 per month for providing AutoChina with office space and certain office and secretarial services. However, this arrangement was solely for AutoChina’s benefit and was not intended to provide AutoChina’s officers and directors compensation in lieu of a salary.

AutoChina reimbursed its founding shareholders, officers, directors, special advisors or their affiliates for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on its behalf such as identifying and investigating possible target businesses and business combinations. There was no limit on the amount of out-of-pocket expenses reimbursable by AutoChina, which will be reviewed only by its board or a court of competent jurisdiction if such reimbursement is challenged. To the extent that such expenses exceeded the available proceeds not deposited in the trust account and interest income that was released to AutoChina from the trust account, such out-of-pocket expenses are a liability of the post-combination business and will treated in a manner similar to any other account payable of AutoChina. AutoChina’s officers and directors may, as part of any such combination, negotiate the repayment of some or all of any such expenses.

Other than the $7,500 per-month administrative fee payable to Live ABC Interactive Co., Ltd and reimbursable out-of-pocket expenses payable to AutoChina’s officers and directors, no compensation or fees of any kind, including finders fees, consulting fees or other similar compensation, was paid to any of AutoChina’s founding shareholders, officers, directors or special advisors who owned AutoChina’s ordinary shares prior to this offering, or to any of their respective affiliates, prior to or with respect to the business combination.

ACG

During the years presented, ACG had borrowed from various companies affiliated with Mr. Yong Hui Li, ACG’s Chairman and CEO, and certain affiliates of Mr. Yong Hui Li including certain companies controlled by ACG’s ultimate shareholder prior to AutoChina’s acquisition of ACG, Ms. Yan Wang. Each of these loans is non-interest bearing and was entered into to satisfy the ACG’s short term capital needs. In addition, the payable balances of each loan are unsecured and due on demand by the lender. The outstanding amounts due to related parties as of December 31, 2008, 2007 and 2006 were as follows:

	Notes	December 31,
$ in thousands		2008	2007	2006

Due to affiliates:
Mr. Yong Hui Li	(3)	$5,125	$—	$—
Hebei Shengrong Auto parts Co., Ltd.	(2)	—	1,895	919
Hebei Kaiyuan Real Estate Co., Ltd.	(1)	769	136	127
Shijiazhuang Yiyuan Auto Trading Co., Ltd.	(2)	—	41	—
Baoding Tianfu Auto Trading Co., Ltd.	(2)	—	3	—
Beijing Tonghe Shengyuan Trade Co., Ltd.	(1)	—	—	628
Total		$5,894	$2,075	$1,674

Notes:

(1) Companies controlled by ACG’s ultimate shareholder prior to AutoChina’s acquisition of ACG, Ms. Yan Wang.

(2) Companies that were formerly owned by ACG.

(3) ACG’s chairman and Chief Executive Officer, and the ultimate shareholder of Hebei Kaiyuan Real Estate Co., Ltd.

During the years presented, ACG has paid certain operating expenses on behalf of various companies affiliated with Mr. Yong Hui Li, including certain companies controlled by ACG’s ultimate shareholder prior to AutoChina’s acquisition of ACG, Ms. Yan Wang (Mr. Yong Hui Li’s wife), and companies which are formally controlled by ACG. ACG has advanced these funds, to each of these companies on a non-interest bearing and unsecured basis, and such funds are due on demand by ACG. The outstanding amounts due from related parties as of December 31, 2008, 2007 and 2006 were as follows:

	Notes	December 31,
$ in thousands		2008	2007	2006

Due from affiliates:
Shijiazhuang Zhicheng Property Management Co., Ltd.	(1)	$—	$2,634	$—
Kinbow Capital & Holding Group Co., Ltd.	(1)	—	1,615	1,076
Beijing Qianbo Auto Trading Co., Ltd.	(1)	—	1,033	437
Beijing Tonghe Shengyuan Business & Trading Co., Ltd.	(1)	—	205	—
Hebei Kaiyuan Real Estate Co., Ltd.	(1)	—	—	2,164
Hebei Beiguo Kaiyuan Shopping Mall Co., Ltd.	(2)	—	—	1,836
Shijiazhuang Yiyuan Auto Trading Co., Ltd.	(2)	—	—	79
Baoding Tianfu Auto Trading Co., Ltd.	(2)	—	—	49

Total		$—	$5,487	$5,641

	Notes	December 31,
$ in thousands		2008	2007	2006

Due from unconsolidated subsidiary:
Cangzhou Hengyuan Auto Trading Co., Ltd.	(2)	$529	$—	$—

(1) Companies controlled by ACG’s ultimate shareholder prior to AutoChina’s acquisition of ACG, Ms. Yan Wang.

(2) Companies that were formerly owned by ACG.

As of May 15, 2009, there is nil outstanding due from affiliates under these related party loans. All of the outstanding balances on these loans were repaid upon the consummation of the acquisition.

During the period presented, ACG sold and purchased automobiles and spare parts to and from its affiliates. The details of the related party transactions were as follows:

		Years Ended December 31,
	Notes	2008	2007	2006

Related Parties Transactions

Hebei Kaiyuan Doors & Windows Manufacturing Co., Ltd	(1) (a)	$—	$8,649	$—
Shijiazhuang Zhicheng Property Management Co., Ltd	(1) (b)	3,937	2,529	—
Shijiazhuang Zhicheng Property Management Co., Ltd	(1) (a)	3,911	—	—
Hebei Beiguo Kaiyuan Shopping Mall Co., Ltd	(2) (b)	—	2,058	10,577
Hebei Kaiyuan Real Estate Co., Ltd	(1) (a)	39,553	1,958	—
Hebei Kaiyuan Real Estate Co., Ltd	(1) (b)	2,770	—	3,853
Hebei Kaiyuan Real Estate Co., Ltd	(1) (e)	757	—	1,129
Kinbow Capital & Holding Group Co., Ltd	(1) (b)	374	973	1,054
Beijing Tonghe Shenyuan Business & Trading Co., Ltd	(1) (a)	—	—	615
Beijing Tonghe Shenyuan Business & Trading Co., Ltd	(1) (b)	360	460	—
Beijing Qianbo Auto Trading Co., Ltd	(1) (b)	3,009	394	571
Beijing Qianbo Auto Trading Co., Ltd	(1) (c)	81	183	35
Beijing Qianbo Auto Trading Co., Ltd	(1) (d)	271	—	232
Beijing Qianbo Auto Trading Co., Ltd	(1) (e)	—	—	176
Baoding Tianfu Auto Trading Co., Ltd	(2) (b)	—	—	100
Baoding Tianfu Auto Trading Co., Ltd	(2) (c)	—	84	58
Baoding Tianfu Auto Trading Co., Ltd	(2) (d)	2	48	9
Shijiazhuang Yiyuan Auto Trading Co., Ltd	(2) (a)	420	39	—
Shijiazhuang Yiyuan Auto Trading Co., Ltd	(2) (b)	—	—	125
Beijing Kinbow Sunshine Auto Trading Co., Ltd	(1) (a)	144	—	—
Beijing Kinbow Sunshine Auto Trading Co., Ltd	(1) (d)	—	—	126
Hebei Xinchang Shengyuan Auto Sales Co., Ltd	(2) (b)	576	—	—
Cangzhou Hengyuan Auto Trading Co., Ltd	(2) (b)	648	—	—
Cangzhou Hengyuan Auto Trading Co., Ltd	(2) (c)	1,831	—	—
Cangzhou Hengyuan Auto Trading Co., Ltd	(2) (d)	1	—	—
Hebei Xuwei Trading Co., Ltd	(1) (a)	2,476	—	—
Hebei Xuwei Trading Co., Ltd	(1) (b)	2,476	—	—
Hebei Shengrong Auto parts Co., Ltd	(2) (b)	12,369	—	—
Hebei Guangdehang Auto Trading Co., Ltd	(2) (c)	2	—	—
Hebei Guangdehang Auto Trading Co., Ltd	(2) (d)	4	—	—

Notes:

(1) Companies controlled by ACG’s ultimate shareholder prior to AutoChina’s acquisition of ACG, Ms. Yan Wang.

(2) Companies that are formerly owned by ACG.

Nature of transaction:

(a) Loan to ACG during the period. The amounts were interest-free, unsecured and repayable on demand.

(b) Short-term advance from ACG. The amounts were interest-free, unsecured and payable on demand.

(c) Sale of automobiles to ACG during the period.

(d) Purchase of automobiles from ACG during the period.

(e) Sales of investments in subsidiary / affiliates during the period.

Mr. Li, ACG's Chairman and CEO, is the indirect beneficial owner of approximately 15.28% of Beiguo Commercial Building Limited. Commencing in September 2008, Beiguo began to provide short term financing for ACG's commercial vehicle sales and leasing business. ACG pays a financing charge of approximately 4% per annum premium to Beiguo for the funds obtained due to this financing arrangement, in part, because the financing is guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of ACG.

C.           Interests of experts and counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information.

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

B.           Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.           Offer and Listing Details

The table below sets forth, for the calendar quarters indicated, the high and low bid prices for AutoChina’s units for the period from February 28, 2008 through May 31, 2009 and AutoChina’s ordinary shares and warrants for the period from March 28, 2008 through May 31, 2009. The OTC Bulletin Board quotations reflect inter-dealer prices, are without retail markup, markdowns or commissions, and may not represent actual transactions.

	Ordinary shares		Warrants		Units
	High	Low	High	Low	High	Low
Annual Highs and Lows
2008	$7.30	$6.50	$0.75	$0.13	$8.15	$6.75
2009	14.00	6.50	1.48	0.10	12.00	6.85

Quarterly Highs and Lows
2008
First Quarter	$7.30	$7.20	$0.75	$0.75	$8.15	$7.92
Second Quarter	7.30	7.15	0.75	0.60	7.99	7.76
Third Quarter	7.18	7.00	0.73	0.40	7.90	7.50
Fourth Quarter	7.15	6.50	0.40	0.13	7.35	6.75
2009
First Quarter	$8.00	$6.60	$0.42	$0.10	$12.00	$6.85
Second Quarter (through May 26)	14.00	6.50	1.48	0.35	7.95	7.95

Monthly Highs and Lows
November 2008	$6.87	$6.55	$0.40	$0.13	$7.25	$6.90
December 2008	6.60	6.50	0.14	0.13	7.00	6.75
January 2009	8.00	6.60	0.16	0.14	6.95	6.85
February 2009	7.80	7.00	0.15	0.10	12.00	6.95
March 2009	7.87	7.00	0.42	0.16	7.95	7.50
April 2009	14.00	6.50	1.01	0.35	7.95	7.95
May 2009	7.39	7.00	1.48	0.70	7.95	7.95

B.           Plan of Distribution

Not required.

C.           Markets

AutoChina’s ordinary shares, warrants and units are quoted on the OTC Bulletin Board under the symbols SCRQF, SCRWF and SCRUF, respectively. The units have been quoted on the Bulletin Board since February 28, 2008 and the ordinary shares and warrants since March 28, 2008. AutoChina’s securities did not trade on any market or exchange prior to February 28, 2008.

D.           Selling Shareholders

Not required.

E.           Dilution

Not required.

F.           Expenses of the Issue

Not required.

ITEM 10.	ADDITIONAL INFORMATION

A.           Share Capital

Not required.

B.           Memorandum and Articles of Association

The following represents a summary of certain key provisions of our second amended and restated memorandum and articles of association. The summary does not purport to be a summary of all of the provisions of our memorandum and articles of all relevant provisions of Cayman Islands law governing the management and regulation of Cayman Islands exempted companies.

Amendment to Memorandum and Articles of Association

On April 9, 2009, we filed our Second Amended and Restated Memorandum and Articles of Association that, among other things, changed our name to “AutoChina International Limited” and removed certain provisions that, giving effect to AutoChina’s acquisition of ACG, were no longer applicable.

Below is a brief description of the amendments to the Amended and Restated Memorandum and Articles of Association (which does not include a discussion of non-substantive revisions or the correction of typographical errors):

•
An amendment to the definition of “Auditor” to require the combined company to hire an auditor registered with the public company oversight accounting board, and deleting language relating to the combined company hiring “an internationally recognized firm.”

•	The definitions “Exchange Act”, “FINRA”, “NASD Rules” and “SEC” were deleted.
•	The definition “Share Exchange Agreement” was added.
•	The number of votes required to pass a special resolution was increased to 2/3 of votes cast from a majority of the votes cast.
•	Section 3.2 (formerly Section 3(2)) was revised to clarify that the Board of Directors of the combined company would have the ability to repurchase securities of the combined company.
•
The Divisions entitled “Liens” (pursuant to which AutoChina had a lien on its outstanding shares), “Calls on Shares” (pursuant to which AutoChina could call unpaid amounts on its shares) “Forfeiture of Shares” (which related to shareholders forfeiting their shares in the event that shareholders were unable to pay amounts due on such shares), and “Transfer of Shares” (which related to required procedures in the event of a transfer of shares), were deleted.

•	Section 44 was revised to remove the provision relating to third parties being able to inspect the register of members for a fee.
•	Sections 53 and 54, which related to certain procedures that were required to be followed in the event of the death or disability of a stockholder were deleted.
•
Section 61.2 (formerly section 61(2)) was revised to provide that at a general meeting of the combined company a quorum would consist of one-third of the shares outstanding.  Previously, the section also required that at least two shareholders be present at the meeting.

•	Sections 66 and 67 were revised to require a poll vote, as opposed to permitting a vote by show of hands.
•	Sections 67 and 70 were deleted because they related to demands for poll votes, which would no longer be required since all votes would be done by poll.
•	Section 85 was revised to prohibit shareholders from taking action by written consent.
•
Section 86.1 (formerly Section 86(1)) was revised to provide that prior to December 31, 2011, the Board of Directors would consist of not fewer than 2 persons and nor more than seven persons (unless otherwise determined by the company at a general meeting).

•
Section 86.2 (formerly Section 86(2)) was revised to provide that prior to December 31, 2011, the Board of Directors would consist of two persons nominated by the AutoChina shareholders representative named in the share exchange agreement (currently Yan Wang) two persons nominated by the AutoChina shareholders representative (currently James Sha) and three independent directors mutually agreed to by each of the shareholder representatives.

•	Section 86(7) which did not permit the number of members of the Board of Directors to be less than two, was deleted.
•
Section 96 was revised to provide that compensation for service on the Board of Directors would be determined by the Board of Directors (as opposed to being determined at a general meeting of shareholders).

•
Section 105 was added, which provides that at least six members (or the entire Board if there are less than six members) of the Board of Directors must vote in favor of the following items for such items to be deemed to be approved by the Board of Directors:

o	The issuance of securities other than pursuant to the equity incentive plan or outstanding convertible securities;
o	The payment of any dividends or distributions;
o	A merger or consolidation where the shareholders of the combined company do not hold a majority of the shares post transaction;
o
The sale or encumbrance of or on all or substantially all the assets of the combined company or the purchase of all or substantially all the assets of a third party by the combined company (except for transactions for an amount les than that specified by the Board of Directors in its annual business plan);

o
The formation of a partnership, joint venture or subsidiary with a capital commitment of greater than RMB5,000,000 (except for transactions for an amount les than that specified by the Board of Directors in its annual business plan).

o	The reduction of the authorized capital.
o	Any recapitalization, reclassification, reorganization, split-off, spin-off, or bankruptcy filing with respect to the combined company.
o	The approval or amendment of the annual budget, business plan or operating plan of the combined company.
o	The incurrence of indebtedness of greater than RMB5,000,000 unless such liability is incurred pursuant to the then current business plan.
o	A change in the size or composition of the Board of Directors.
o
Any material amendment to the terms of the Share Exchange Agreement, Registration Rights Agreement (as defined in the Share Exchange Agreement) and any executive employment agreement or indemnification agreement.

o	Any amendment to the Corporate Governance Rules (as defined in Section 125).
•	Section 124 was added and provides for the formation of an audit, nominating and compensation committee.
•	Section 125 was added and provides that the combined company and each director is required to comply with applicable policies and procedures of the combined company.
•
Section 133.1 (formerly Section 133(1)) was revised to provide that any officer (not just a directors and the Secretary, or two directors, or any person appointed by the directors) could sign a document bearing the corporate seal.

•	Sections 135.1 and 135.2 were added, which provide for procedures on the destruction of documents.
•	Section 157 was revised to provide that auditor compensation would be determined by the Board of Directors.
•
Section 165 and the Division entitled “Business Combination” were deleted in their entirety as they were sections relating to the operation of AutoChina prior to a business combination, which includes the provisions related to a classified Board of Directors.

Objects of AutoChina

Under AutoChina’s Second Amended and Restated Memorandum of Association, the objects for which AutoChina is established are unlimited.

Directors

Directors materially interested in a proposal, arrangement or contract may be counted in determining the presence of a quorum and may vote at a meeting of the Board of Directors of AutoChina, so long as (i) the material facts as to the director’s interest are disclosed to the Board of Directors, and the Board authorizes the transaction in good faith by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the transaction is fair to the Company as of the time it is authorized, approved or ratified.

Subject to certain restrictions further described in AutoChina’s Second Amended and Restated Articles of Association, the Board of Directors may exercise all the powers of AutoChina to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of AutoChina and, subject to the law, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of AutoChina or of any third party.

There are no age restrictions on AutoChina’s directors. No director is required to hold any shares in AutoChina by way of qualification.

Shareholder Rights

Any class of shares of AutoChina may, unless otherwise provided by the terms of issue of the shares of that class, be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Annual General Meetings and Extraordinary General Meetings

An annual general meeting and any extraordinary general meeting may be called by not less than ten (10) clear days notice, but a general meeting may be called by shorter notice, subject to the law, if it is so agreed (i) in the case of an annual general meeting, by all members entitled to attend and vote thereat; and (ii) in the case of any other meeting, by a majority in the number of the members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five percent (95%) in nominal value of the issued shares giving that right.

C.           Material Contracts

As of December 31, 2008, the Company has not entered into any material contracts.

D.           Exchange Controls and Other Limitations Affecting Security Holders

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.           Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Form 20-F, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders. The Cayman Islands are not party to any double taxation treaties.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of ordinary shares. However, an instrument transferring title to an ordinary share, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

We have applied for and can expect to receive an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of AutoChina or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by AutoChina to its members or a payment of principal or interest or other sums due under a debenture or other obligation of AutoChina.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of owning and disposing of our ordinary shares and warrants, sometimes referred to as AutoChina securities, to AutoChina and to holders of AutoChina securities. Because the components of a unit are separable at the option of the holder, the holder of a unit should be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary share and warrant components of the unit, as the case may be. As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of ordinary shares and warrants should also apply to the holder of a unit (as the deemed owner of the underlying ordinary share and warrant components of the unit). The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of ordinary shares or warrants that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our ordinary shares and warrants is not described as a U.S. Holder and is not an entity treated as a partnership or other pass- through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable specifically to Non-U.S. Holders is described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”) its legislative history, existing and proposed Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to AutoChina or to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our ordinary shares and warrants as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares;

•	persons that acquired our ordinary shares pursuant to an exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

•	persons that hold our ordinary shares or warrants as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares or warrants through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares or warrants, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO AUTOCHINA OR TO ANY PARTICULAR HOLDER OF AUTOCHINA SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF AUTOCHINA SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION AND THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES AND WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS.

Tax Consequences to U.S. Holders of Ordinary Shares and Warrants of AutoChina

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or “PFIC”, rules discussed below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any dividend paid on our ordinary shares. A distribution on our ordinary shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of such earnings and profits will be applied against and reduce the U.S. Holder’s basis in its ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long term capital gains rate (see “— Taxation on the Disposition of Ordinary Shares and Warrants” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. It is not entirely clear, however, whether a U.S. Holder’s holding period for our ordinary shares would be suspended for purposes of clause (3) above for the period that such holder had a right to have such ordinary shares redeemed by us. In addition, under recently published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently do not include the OTC Bulletin Board. Because our ordinary shares are listed and traded only on the OTC Bulletin Board, any dividends paid on our ordinary shares currently are not expected to qualify for the lower rate. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

If PRC taxes apply to dividends paid to a U.S. Holder on our ordinary shares, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Taxation on the Disposition of Ordinary Shares and Warrants

Upon a sale or other taxable disposition of our ordinary shares or warrants, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares or warrants.  See “— Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in the ordinary shares acquired pursuant to the exercise of a warrant.

Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

If PRC taxes apply to any gain from the disposition of our ordinary shares or warrants by a U.S. Holder, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Exercise or Lapse of a Warrant

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant for cash. Ordinary shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary shares generally would begin on the day after the date of exercise of the warrant. The terms of a warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant, in certain events. Such adjustment may, under certain circumstances, result in constructive distributions that could be taxable to the U.S. Holder of the warrants. Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable to the U.S. Holders of the ordinary shares. See “—Taxation of Distributions Paid on Ordinary Shares,” above. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

Passive Foreign Investment Company Rules

A foreign corporation will be a passive foreign investment company, or PFIC, if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any company in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any company in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the composition of our assets and the nature of our income in 2008, it is likely that we qualified as a PFIC in 2008 (subject to the possible application of the start-up exception, which depends on future facts and circumstances). Our actual PFIC status for any subsequent taxable year will not be determinable until after the end of the taxable year. Accordingly there can be no assurance with respect to our status as a PFIC for 2008 or any subsequent taxable year.

If we qualified as a PFIC for any taxable year during which a U.S. Holder held our ordinary shares or warrants and the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for the first taxable year of its holding period for our ordinary shares or a mark-to-market election, as described below, such holder will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants; and

•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;

•
the amount allocated to the taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to any taxable year prior to the first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

In addition, if we are a PFIC, a U.S. Holder who acquires our ordinary shares or warrants from a deceased U.S. Holder who dies before January 1, 2010 and who had not made a timely QEF election for the ordinary shares generally will be denied the step-up of U.S. federal income tax basis in such shares or warrants to their fair market value at the date of the deceased holder’s death. Instead, such U.S. Holder would have a tax basis in such shares or warrants equal to the deceased holder’s tax basis, if lower.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its warrants. As a result, if a U.S. Holder sells or otherwise disposes of a warrant (other than upon exercise of a warrant), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares will continue to apply with respect to such ordinary shares (which generally will be deemed to have a holding period for the purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a stockholder-by-stockholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has elected the application of the QEF rules to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for the first tax year of the U.S. Holder’s holding period for our ordinary shares or a purge of the PFIC taint pursuant to a purging election, any gain recognized on the appreciation of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally will not be taxable as a dividend. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first tax year in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, however, will not be subject to the PFIC tax and interest charge rules (or the denial of basis step-up at death) discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for the tax years in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our tax years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder owns ordinary shares in a PFIC that is treated as marketable stock, the U.S. Holder may make a mark-to-market election. If the U.S. Holder makes a valid mark-to-market election for the first tax year in which the U.S. Holder holds (or is deemed to hold) ordinary shares in AutoChina and for which it is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Because our ordinary shares are listed and traded only on the OTC Bulletin Board, they may not currently qualify as marketable stock for purposes of this election. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares during any year in a PFIC, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares and warrants under their particular circumstances.

Tax Consequences to Non-U.S. Holders of Ordinary Shares and warrants in AutoChina

Dividends paid to a Non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on our ordinary shares or warrants within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our ordinary shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of United States federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares or warrants by a non-corporate U.S. Holder, in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

F.           Dividends and paying agents

Not required.

G.           Statement by experts

Not required.

H.           Documents on display

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at No.322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China, Tel: +86 311 8382 7688, Fax: +86 311 8381 9636.

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.           Subsidiary Information

Not required.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

AutoChina’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. AutoChina has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of March 31, 2009, AutoChina’s total outstanding loans amounted to $29.9 million with interest rates in the range of 6.6% to 9.1% per annum.  AutoChina has not been exposed, nor does it anticipate being exposed, to material risks due to changes in market interest rates.

Foreign Currency Risk

Substantially all of AutoChina’s revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect AutoChina’s financial results in U.S. dollars terms without giving effect to any underlying change in AutoChina’s business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Very limited hedging transactions are available in China to reduce AutoChina’s exposure to exchange rate fluctuations. To date, AutoChina has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While AutoChina may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and it may not be able to successfully hedge its exposure at all. In addition, AutoChina’s currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert Renminbi into foreign currency.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART  II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

As of December 31, 2008, there had been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities had not been altered by the issuance or modification of any other class of securities.

On April 9, 2009, we filed our Second Amended and Restated Memorandum and Articles of Association that, among other things, changed our name to “AutoChina International Limited” and removed certain provisions that, giving effect to AutoChina’s acquisition of ACG, were no longer applicable.  For a more detailed description of these amendments see Item 10.B. “Memorandum and Articles of Association--Amendment to Memorandum and Articles of Association.”

There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

Initial Public Offering

On March 4, 2008, AutoChina consummated its initial public offering of 4,500,000 units. On March 13, 2008, the underwriters of AutoChina’s initial public offering exercised their over-allotment option in full, for a total of an additional 675,000 units (over and above the 4,500,000 units sold in the initial public offering) for an aggregate offering of 5,175,000 units. Each unit in the offering consisted of one ordinary share and one redeemable ordinary share purchase warrant. Each warrant entitles the holder to purchase from AutoChina one ordinary share in AutoChina at an exercise price of $5.00. AutoChina’s ordinary shares and warrants started trading separately as of March 28, 2008.

In connection with the initial public offering and the private placement, AutoChina’s officers and directors placed all the shares owned by them before the private placement and the initial public offering into an escrow account. Except in certain circumstances, these shares will not be released from escrow until January 9, 2010 (nine months after AutoChina’s consummation of a business combination) with respect to 50% of the shares and April 9, 2010 (one year after AutoChina’s consummation of a business combination) with respect to the remaining 50% of the shares.

ITEM 15.	CONTROLS AND PROCEDURES

A.           Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the December 31, 2008. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2008 were effective and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.           Management’s annual report on internal control over financial reporting

Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the criteria established in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report.

C.           Attestation report of the registered public accounting firm

Not applicable.

D.           Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

The Company’s Board of Directors has determined that Mr. James Cheng-Jee Sha is an audit committee financial expert.

ITEM 16B.	CODE OF ETHICS.

In May 2009, our board of directors adopted a code of ethics that applies to our directors, officers and employees as well as those of our subsidiaries. Requests for copies of our code of ethics should be sent in writing to AutoChina International Limited, No.322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China, Tel: +86 311 8382 7688, Fax: +86 311 8381 9636.

ITEM 16C.	PRINCIPALACCOUNTANT FEES AND SERVICES.

During the fiscal year ended December 31, 2007, AutoChina’s principal independent registered public accounting firm was UHY LLP, located at 19 West 44th street, 12th Floor; New York, NY 10036-6101. The firm of UHY LLP acted as AutoChina’s principal independent registered public accounting firm from AutoChina’s inception through September 19, 2008. On September 19, 2008, AutoChina terminated UHY LLP and appointed Grobstein, Horwath & Company LLP, located at 15233 Ventura Boulevard, Ninth Floor; Sherman Oaks, California 91403-2201, as its principal independent registered public accounting firm.

UHY LLP leases all its personnel, who work in the control of UHY LLP partners, from wholly owned subsidiaries of UHY Advisors, Inc. in an alternative practice structure.

On December 8, 2008, Crowe Horwath LLP, 70 West Madison Street, Suite 700, Chicago, Illinois, 60602-4903, acquired certain assets of Grobstein, Horwath & Company LLP and many of the partners of Grobstein, Horwath & Company LLP became partners of Crowe Horwath LLP. On January 12, 2009, AutoChina engaged Crowe Horwath LLP as its principal independent registered public accounting firm and Crowe Horwath LLP conducted the audit of AutoChina’s fiscal year ended December 31, 2008 financial statements. Audit fees pertaining to the year ended December 31, 2008 totaled $260,000.

The following table represents the approximate aggregate fees for services rendered by UHY LLP and Crowe Horwath LLP for the fiscal years ended December 31, 2008 and 2007.

	December 31, 2008	December 31, 2007
Audit Fees – UHY	–	$100,195
Audit Fees – Crowe Horwath	$260,000	–
Audit-Related Fees	–	–
Tax Fees	–	850
All Other Fees	–	–
Total Fees	$260,000	$101,045

Audit Fees

Crowe Horwath audit fees for 2008 consist of the audit of our financial statements for the year ended December 31, 2008 and fees for the reviews of our interim financial statements included in quarterly Form 10-Q filings for 2008.

The aggregate fees billed by UHY LLP for professional services rendered for the audit of the Company's balance sheet at March 13, 2008 included in our Current Report on Form 8-K, for the audit of our annual financial statements for the fiscal year ended December 31, 2007 and for services performed in connection with the Company's registration statement on Form S-1 initially filed in 2007, were $100,195.

Audit-Related Fees

Other than the fees described under the caption "Audit Fees" above, Crowe Horwath LLP did not bill any fees for services rendered to us during fiscal year 2008 for assurance and related services in connection with the audit or review of our financial statements.

Other than the fees described under the caption "Audit Fees" above, did not bill any fees for services rendered to us during fiscal year 2007 for assurance and related services in connection with the audit or review of our financial statements.

Tax Fees

There were no fees billed by Crowe Horwath for tax services during the fiscal year ended December 31, 2008.

The aggregate fees billed by UHY LLP for professional services rendered for tax compliance, tax advice and tax planning for the company’s balance sheet at March 13, 2008 included in our current Report on Form 8-K filled with the SEC on March 19, 2008, were $850.

All Other Fees

There were no fees billed by either Crowe Horwath LLP or UHY LLP for other professional services rendered during the fiscal years ended December 31, 2008 or 2007.

Pre-Approval of Services

Prior to the acquisition by AutoChina of ACG, we did not have an audit committee. As a result, our board of directors performed the duties of an audit committee. Our board of directors evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services. We do not rely on pre-approval policies and procedures.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

As of December 31, 2009, AutoChina’s securities are only quoted on the Over-the-counter Bulletin Board and accordingly are not subject to audit committee listing standards.  AutoChina is in the process of making an application for listing on the Nasdaq Stock Marked, and in connection with that application has established an audit committee in accordance with the Nasdaq Listing Rules.  AutoChina anticipates that in the event it is approved for listing, its audit committee will be in compliance with all listing standards, except that Mr. James Cheng-Jee Sha, AutoChina’s former Chief Executive Officer, will have participated in the preparation of AutoChina’s financial statements prior to the acquisition of ACG by AutoChina on April 9, 2009.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

As of December 31, 2009, AutoChina has not made any purchases of its equity ssecurities.  In connection with the acquisition by AutoChina of ACG, on April 9, 2009, AutoChina closed on its previously announced agreements to purchase 3,053,910 ordinary shares for an aggregate of $24,217,506.30.

PART  III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description

3.1	Certificate of Incorporation*

3.2	Second Amended and Restated Memorandum and Articles of Association†

4.1	Specimen Ordinary Share Certificate*

4.2	Specimen Unit Certificate*

4.3	Specimen Warrant Certificate*

10.1	Form of Share Escrow Agreement between the Registrant, American Stock Transfer & Trust Company and the Founding Shareholders*

10.2	Share Exchange Agreement**

Exhibit No.	Description
10.3	Form of Indemnification Agreement**

10.4	Form of Registration Rights Agreement among the Registrant and the Founding Shareholders**

10.5	Guarantee Agreements**

10.6	Form of AutoChina International Limited 2009 Equity Incentive Plan***

10.7	Executive Employment Agreement between the Registrant and Yong Hui Li, dated April 9, 2009†

10.8	Executive Employment Agreement between the Registrant and Johnson Lau, dated April 9, 2009†

10.9	Executive Employment Agreement between the Registrant and Wei Xing, dated April 9, 2009†

10.10	Executive Employment Agreement between the Registrant and Chen Lei, dated April 9, 2009†

14	Code of Ethics

21.1	Subsidiaries of the Registrant**

31.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

31.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

32	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	AutoChina Group Inc. Consolidated Financial Statements

99.2	Unaudited Pro Forma Condensed Combined Financial Statements

* Incorporated by reference to AutoChina’s Registration Statement, filed with the SEC on Form S-1 dated February 4, 2008.

** Incorporated by reference to AutoChina’s Share Exchange Agreement, filed as Exhibit 10.1 to AutoChina’s Form 6-K filed with the SEC on February 4, 2009.

***Incorporated by reference to AutoChina’s Final Proxy Statement, filed with the SEC on Form 6-K filed March 11, 2009.

† Incorporated by reference to Registration Statement on Form F-1, filed with the SEC on Form F-1 filed May 29, 2009.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUTOCHINA INTERNATIONAL LIMITED

By:	/s/ Yong Hui Li
Yong Hui Li
Chief Executive Officer
June 8, 2009

AUTOCHINA INTERNATIONAL LIMITED
(FORMERLY SPRING CREEK ACQUISITION CORP.)
(a corporation in the development stage)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
AutoChina International Limited

We have audited the accompanying balance sheet of AutoChina International Limited (formerly Spring Creek Acquisition Corp.) (a development stage company) as of December 31, 2008, and the related statements of operations, stockholders’ equity and cash flows for the periods from January 1, 2008 to December 31, 2008, and October 16, 2007 (date of inception) to December 31, 2008 (cumulative). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AutoChina International Limited as of December 31, 2008, and the results of its operations and its cash flows for the periods from January 1, 2008 to December 31, 2008, and October 16, 2007 (date of inception) to December 31, 2008 (cumulative), in conformity with accounting principles generally accepted in the United States of America.

/s/ Crowe Horwath LLP

Sherman Oaks, California
May 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
AutoChina International Limited
Formerly Spring Creek Acquisition Corp.

We have audited the accompanying balance sheet of AutoChina International Limited (formerly Spring Creek Acquisition Corp.) (a corporation in the development stage) as of December 31, 2007, and the related statements of operations, stockholders’ equity and cash flows for the period from October 16, 2007 (inception) to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AutoChina International Limited (formerly Spring Creek Acquisition Corp.) as of December 31, 2007, and the results of its operations and its cash flows for the period from October 16, 2007 (inception) to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY LLP
New York, New York
March 5, 2008

AUTOCHINA INTERNATIONAL LIMITED
(FORMERLY SPRING CREEK ACQUISITION CORP.)
(a corporation in the development stage)

BALANCE SHEETS

	December 31,
	2008	2007

ASSETS
Current assets:
Cash	$77,128	$628
Money market funds - held in trust	40,855,363	—
Prepaid expenses	9,538	—
Deferred offering costs	—	199,957
Total assets (all current)	$40,942,029	$200,585

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$286,306	$99,013
Deferred underwriting fees payable	1,449,000	—
Deferred interest on funds held in trust	58,996	—
Notes payable to stockholders	—	100,000
Total current liabilities	1,794,302	199,013

Ordinary shares subject to possible redemption – 2,069,999 shares at redemption value	16,270,192	—

Commitments and contingencies

Stockholders’ equity:
Preferred shares, $0.001 par value, authorized - 1,000,000 shares issued - none	—	—
Ordinary shares, $0.001 par value authorized - 50,000,000 shares issued and outstanding - 6,468,750 shares (inclusive of 2,069,999 shares subject to possible redemption) at December 31, 2008, and 1,293,750 shares at December 31, 2007	6,469	1,294
Additional paid-in capital	23,040,035	23,706
Deficit accumulated during the development stage	(168,969)	(23,428)
Total stockholders’ equity	22,877,535	1,572
Total liabilities and stockholders’ equity	$40,942,029	$200,585

The accompanying notes are an integral part of these financial statements.

AUTOCHINA INTERNATIONAL LIMITED
(FORMERLY SPRING CREEK ACQUISITION CORP.)
 (a corporation in the development stage)

STATEMENTS OF OPERATIONS

	Year Ended December 31,	Period from October 16, 2007 (Inception) to December 31,	Period from October 16, 2007 (Inception) to December 31, 2008
	2008	2007	(Cumulative)

Revenues	$—	$—	$—
Operating expenses	327,935	23,428	351,363
Operating loss	(327,935)	(23,428)	(351,363)
Interest income	733,745	—	733,745
Acquisition costs	(492,355)	—	(492,355)
Loss before allocation of trust account interest	(86,545)	(23,428)	(109,973)
Trust account interest allocable to shares subject to possible redemption	(58,996)	—	(58,996)
Net loss attributable to ordinary stockholders	$(145,541)	$(23,428)	$(168,969)

Net loss per ordinary share — Basic and diluted	$(0.03)	$(0.02)
Weighted average ordinary shares outstanding — Basic and diluted	5,635,143	1,293,750

The accompanying notes are an integral part of these financial statements.

(FORMERLY SPRING CREEK ACQUISITION CORP.)
 (a corporation in the development stage)

STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM OCTOBER 16, 2007 (INCEPTION) TO DECEMBER 31, 2008

	Ordinary Shares		Additional Paid-in	Deficit Accumulated During the Development	Total Stockholders’
	Shares	Amount	Capital	Stage	Equity

Balance, October 16, 2007 (inception)	—	$—	$—	$—	$—
Sale of ordinary shares to initial stockholders for cash at $0.02 per share	1,293,750	1,294	23,706	—	25,000
Net loss for the period from October 16, 2007 (inception) to December 31, 2007	—	—	—	(23,428)	(23,428)
Balance, December 31, 2007	1,293,750	1,294	23,706	(23,428)	1,572
Sale of shares and warrants in private placement and public offering, net of offering costs of $3,538,403	5,175,000	5,175	39,286,421	—	39,291,596
Sale of unit purchase option to underwriters	—	—	100	—	100
Shares reclassified to “Ordinary shares subject to possible redemption”	—	—	(16,270,192)	—	(16,270,192)
Net loss attributable to ordinary stockholders for the year ended December 31, 2008	—	—	—	(145,541)	(145,541)
Balance, December 31, 2008	6,468,750	$6,469	$23,040,035	$(168,969)	$22,877,535

The accompanying notes are an integral part of these financial statements.

AUTOCHINA INTERNATIONAL LIMITED
(FORMERLY SPRING CREEK ACQUISITION CORP.)
 (a corporation in the development stage)

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	Period from October 16, 2007 (Inception) to December 31,	Period from October 16, 2007 (Inception) to December 31, 2008
	2008	2007	(Cumulative)

Cash flows from operating activities
Net loss attributable to ordinary stockholders	$(145,541)	$(23,428)	$(168,969)
Adjustments to reconcile net loss attributable to ordinary stockholders to net cash provided by operating activities:
Changes in operating assets and liabilities:
(Increase) decrease in -
Prepaid expenses	(9,538)	—	(9,538)
Increase (decrease) in -
Accounts payable and accrued expenses	187,293	99,013	286,306
Net cash provided by operating activities	32,214	75,585	107,799

Cash flows from investing activities
Funds placed in trust account from offerings	(40,671,000)	—	(40,671,000)
Increase in trust account from interest income earned, net of allocation to shares subject to possible redemption	(674,750)	—	(674,750)
Withdrawals from trust account	549,382	—	549,382
Net cash used in investing activities	(40,796,368)	—	(40,796,368)

Cash flows from financing activities
Proceeds from initial sale of ordinary shares	—	25,000	25,000
Gross proceeds from private placement	1,430,000	—	1,430,000
Gross proceeds from public offering	41,400,000	—	41,400,000
Payments of offering costs	(1,889,446)	(199,957)	(2,089,403)
Proceeds from underwriter’s purchase option	100	—	100
Proceeds from stockholders loan	—	100,000	100,000
Repayment of stockholders loan	(100,000)	—	(100,000)
Net cash provided by (used in) financing activities	40,840,654	(74,957)	40,765,697

Net increase in cash	76,500	628	77,128
Balance at beginning of period	628	—	—
Balance at end of period	$77,128	$628	$77,128

Cash paid for:
Interest	$—	$—	$—
Income taxes	$—	$—	$—

Supplemental schedule of non-cash investing and financing activities:
Increase in deferred underwriting fees payable	$1,449,000	$—	$1,449,000
Ordinary shares subject to possible redemption	$16,270,192	$—	$16,270,192
Allocation of trust account interest relating to ordinary shares subject to possible redemption	$58,996	$—	$58,996

The accompanying notes are an integral part of these financial statements.

AUTOCHINA INTERNATIONAL LIMITED
(FORMERLY SPRING CREEK ACQUISITION CORP.)
 (a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2008, Period from October 16, 2007 (Inception) to December 31, 2007, and Period from October 16, 2007 (Inception) to December 31, 2008 (Cumulative)

1. Organization and Proposed Business Operations

AutoChina International Limited (formerly Spring Creek Acquisition Corp.) (the “Company”) was incorporated in the Cayman Islands on October 16, 2007 as a “blank check” company formed for the purpose of acquiring, through a merger, stock exchange, asset acquisition or other similar business combination, or control through contractual arrangements, one or more operating business located in the Greater China region, which includes Hong Kong, Macau and Taiwan (“Greater China”).

At December 31, 2008, the Company had not yet commenced any business operations and is therefore considered a “corporation in the development stage.”  All activity through December 31, 2008 has been related to the Company’s formation, capital raising efforts (as described below), and efforts to acquire a business. The Company is subject to the risks associated with development stage companies. The Company has selected December 31 as its fiscal year-end.

The Company’s ability to acquire an operating business was contingent upon obtaining adequate financial resources through a private placement in accordance with Regulation D under the Securities Act of 1933, as amended (the “Private Placement”), and an initial public offering (the “Public Offering”, and together with the Private Placement, the “Offerings”), which are discussed in Note 3. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offerings, although substantially all of the net proceeds of the Offerings are intended to be generally applied toward consummating a business combination with an operating company located in the Greater China region. As used herein, a “target business” shall include one or more operating business located in the Greater China region, and a “business combination” shall mean the acquisition by the Company of such a target business.

If the Company had been unable to complete a business combination by August 27, 2009, the Company's Amended and Restated Memorandum and Articles of Association provided for mandatory liquidation of the Company, without stockholder approval, unless the Company's existence was extended or made permanent by an amendment to the Articles of Association authorized by the vote of holders of a majority of all outstanding shares entitled to vote.

On February 4, 2009, the Company entered into a share exchange agreement with AutoChina Group Inc. (“AutoChina”) and the selling shareholders party thereto (“Sellers”), which owned 100% of the issued and outstanding equity securities of AutoChina.  On April 9, 2009, the Company completed its definitive share exchange agreement. The acquisition was completed after the Company’s shareholders voted to approve the acquisition at its special meeting of stockholders on April 8, 2009. In conjunction with the acquisition, the Company subsequently changed its name to AutoChina International Limited.  Additional information with regard to this transaction is provided at Note 10.

2. Summary of Significant Accounting Policies

Income Taxes

The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”), which establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise’s activities during the current and preceding years. SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income taxes.

Effective October 16, 2007 (inception), the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes” (“FIN 48”). FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.  The adoption of the provisions of FIN 48 did not have a material effect on the Company’s financial statements. As of December 31, 2008, no liability for unrecognized tax benefits was required to be recorded. The Company’s policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2008, the Company has no accrued interest or penalties related to uncertain tax positions.

Under current Cayman Island laws, the Company is not subject to income taxes in the Cayman Islands. In addition,  the Company is not currently subject to income taxes in any other jurisdiction. Accordingly, no income tax expense (benefit) has been recognized with respect to the Company’s net income (loss) incurred from October 16, 2007 (Inception) through December 31, 2008.

Earnings Per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS No. 128”) and SEC Staff Accounting Bulletin No. 98 (“SAB 98”).  SFAS No. 128 requires companies with complex capital structures to present basic and diluted EPS.  Basic EPS is measured as the income available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period.  Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later.  Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Loss per common share is computed by dividing net loss available to ordinary stockholders by the weighted average number of ordinary shares outstanding during the respective periods. Basic and diluted loss per common share are the same for all periods presented because all potentially dilutive securities are anti-dilutive.

At December 31, 2008, potentially dilutive securities consisted of outstanding warrants and options to acquire an aggregate of 7,505,000 ordinary shares, as follows:

Insider warrants	1,430,000
Public warrants	5,175,000
Underwriters’ unit purchase option	900,000
Total	7,505,000

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times exceed the Federal depository insurance coverage of $250,000 through December 31, 2008. The Company has not experienced losses on these accounts to date and management believes the Company is not exposed to significant risks on such accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of all of the Company’s financial instruments, including cash, prepaid expenses, accounts payable and accrued expenses, deferred underwriting fees payable, and deferred interest on funds held in trust approximate their respective fair values, due to the short-term nature of these items.

Share-Based Payments

The Company accounts for share-based payments pursuant to Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R requires all share-based payments, including grants of employee stock options to employees, to be recognized in the financial statements based on their fair values. The Company adopted SFAS No. 123R on October 16, 2007 (inception). The Company expects that SFAS No. 123R could have a material impact on the Company’s financial statements to the extent that the Company grants stock-based compensation in future periods.  As of December 31, 2008, the Company had not granted any stock options.

Acquisition Costs

Acquisition costs of $492,355 consist principally of legal fees, accounting fees, consulting and advisory fees, and other outside costs that were incurred by the Company during 2008 and are related to the business combination (see Note 10).  As a result of the adoption of SFAS No. 141(R) effective January 1, 2009, as well as the completion of the reverse acquisition transaction completed on April 9, 2009, such costs were charged to operations as incurred during the year ended December 31, 2008.

Ordinary Shares Subject to Possible Redemption

Ordinary shares subject to possible redemption of $16,270,192 is presented outside of stockholders’ equity on the Company’s balance sheet at December 31, 2008, and represents 40% less one share sold in the Company’s initial public offering in February and March 2008 (equivalent to 2,069,999 shares) at $7.86 per share, which is the per share net offering proceeds received by the Company. This represents the maximum amount of shares that the company would have been required to redeem upon consummation of a business combination. The amount not so redeemed will be reclassified to equity.

Deferred Interest on Funds Held in Trust

Deferred interest on funds held in trust consists of the 40% less one share portion of the interest earned on the funds held in trust, reduced by certain permitted withdrawals, including income taxes and up to $1,050,000 of interest earned on the trust account that can be released to the Company to fund the working capital needs of the Company.  This is the maximum amount that the Company would be obligated to pay to stockholders who elect to have their stock redeemed by the Company without resulting in a rejection of a business combination.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”), which establishes a framework for measuring fair value in accordance with generally accepted accounting principles, clarifies the definition of fair value within that framework and expands disclosures about fair value measurements.  SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, except for the measurement of share-based payments. The Company adopted SFAS No. 157 on January 1, 2008.  Additional disclosure required as a result of the Company’s implementation of SFAS No. 157 in 2008 is presented at Note 4.  However, since the issuance of SFAS No. 157, the FASB has issued several FASB Staff Positions (FSPs) to clarify the application of SFAS No. 157.  FSPs apply to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS No. 157.  In February 2008, the FASB released FSP No. 157-2, “Effective Date of FASB Statement No. 157”, which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  In October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, which clarifies the application of SFAS No. 157 in a market that is not active and provides guidance in key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.  FSP No. 157-3 became effective immediately, and includes prior period financial statements that have not yet been issued.  In April 2009, the FASB issued FSP No. 157-4, “Determining the Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, which provides additional guidance for estimating fair value in accordance with SFAS No. 157, when the volume and level of activity for the asset or liability have significantly decreased.  FSP No. 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly.  FSP No. 157-4 is effective for interim and periods ending after June 15, 2009, and shall be applied prospectively. The adoption of SFAS No. 157 and the related FSP’s did not have any impact on the Company’s consolidated financial statements, except for additional disclosures as described at Note 4.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS No. 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company’s choice to use fair value on its earnings. SFAS No. 159 also requires companies to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157 and SFAS No. 107.  The Company adopted SFAS No. 159 on January 1, 2008, but did not elect the fair value option for any financial assets or liabilities. Accordingly, the adoption of SFAS No. 159 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS No. 141(R)”), which requires an acquirer to recognize in its financial statements as of the acquisition date (i) the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, measured at their fair values on the acquisition date, and (ii) goodwill as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Acquisition-related costs, which are the costs an acquirer incurs to effect a business combination, will be accounted for as expenses in the periods in which the costs are incurred and the services are received, except that costs to issue debt or equity securities will be recognized in accordance with other applicable GAAP. SFAS No. 141(R) makes significant amendments to other Statement of Financial Accounting Standards and other authoritative guidance to provide additional guidance or to conform the guidance in that literature to that provided in SFAS No. 141(R). SFAS No. 141(R) also provides guidance as to what information is to be disclosed to enable users of financial statements to evaluate the nature and financial effects of a business combination. SFAS No. 141(R) is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company adopted SFAS No. 141(R) on January 1, 2009.  The adoption of SFAS No. 141(R) affected how the Company accounted for the acquisition of AutoChina Group Inc., as described at Note 10.  In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS No. 160”), which requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements.  SFAS No. 160 also requires that once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value.  Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.  SFAS No. 160 amends FASB No. 128 to provide that the calculation of earnings per share amounts in the consolidated financial statements will continue to be based on the amounts attributable to the parent. SFAS No. 160 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests.  All other requirements are applied prospectively.  The Company adopted SFAS No. 160 on January 1, 2009.  The adoption of SFAS No. 160 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS No. 161”).  SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). The objective of SFAS No. 161 is to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements.  SFAS No. 161 applies to all derivative financial instruments, including bifurcated derivative instruments (and nonderivative instruments that are designed and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS No. 133) and related hedged items accounted for under SFAS No. 133 and its related interpretations.  SFAS No. 161 also amends certain provisions of SFAS No. 133. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  SFAS No. 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The Company adopted SFAS No. 161 on January 1, 2009.  The adoption of SFAS No. 161 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS No. 162 became effective on November 15, 2008. The adoption of SFAS No. 162 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In June 2008, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF 07-05”). EITF 07-05 mandates a two-step process for evaluating whether an equity-linked financial instrument or embedded feature is indexed to the entity’s own stock. Warrants that a company issues that contain a strike price adjustment feature, upon the adoption of EITF 07-05, results in the instruments no longer being considered indexed to the company’s own stock. Accordingly, adoption of EITF 07-05 will change the current classification (from equity to liability) and the related accounting for such warrants outstanding at that date. EITF 07-05 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company adopted EITF 07-05 on January 1, 2009.  The adoption of EITF 07-05 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In April 2009, the FASB issued FSP 107-1, “Interim Disclosures about Fair Value of Financial Instruments”, which requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.  FSP 107-1 also amends APB Opinion No. 28, “Interim Financial Reporting”, to require those disclosures in summarized financial information at interim reporting. FSP 107-1 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The Company is currently evaluating the potential impact of FSP 107-1 on its consolidated financial statement presentation and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statement presentation or disclosures.

Reclassification

Certain reclassifications have been made to prior year balances to conform to the presentation for the year ended December 31, 2008. Such reclassifications did not have any effect on results of operations.

3. Private Placement and Public Offering

On February 27, 2008, the Company completed its Public Offering of 4,500,000 units at a price of $8.00 per unit. Each unit consisted of one share of the Company’s ordinary stock, $0.001 par value, and one redeemable ordinary stock purchase warrant. Each warrant entitles the holder to purchase from the Company one share of ordinary stock at an exercise price of $5.00 per share commencing six months after the completion of a business combination with a target business, and expires on February 26, 2013, or earlier upon redemption. The warrants may be redeemed, with the prior consent of EarlyBirdCapital, Inc. (“EBC”), the representative of the underwriters in the Public Offering, at a price of $0.01 per warrant upon 30 days notice after the warrants become exercisable, only in the event that the last sale price of the ordinary stock is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to date on which notice of redemption is given.  If the Company redeems the warrants as described above, management will have the option to require any holder who wishes to exercise his warrant to do so on a “cashless basis.” In such event, the holder would pay the exercise price by surrendering his warrants for the number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of warrants.

The Company paid the underwriters in the Public Offering an underwriting discount of 3.5% of the gross proceeds and upon the consummation of a business combination, the underwriters will receive an additional underwriting discount equal to 3.5% of the gross proceeds. The Company also issued a unit purchase option, for $100, upon consummation of the Public Offering, to EBC to purchase up to a total of 450,000 units at $8.80 per unit. The units issuable upon exercise of this option are identical to those sold in the Public Offering. This option is exercisable for cash, or on a cashless basis, at the option of the holder (except in the case of a forced cashless exercise upon the Company’s redemption of the warrants as described above) such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise price of the unit purchase option and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the unit purchase option without the payment of any cash. The Company will have no obligation to net cash settle the exercise of the unit purchase option or the warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or warrants, as applicable, will expire worthless. The estimated fair value of this unit purchase option on the grant date was determined to be approximately $701,005 ($1.56 per unit) using a Black-Scholes option-pricing model with the following assumptions:  (1) expected volatility of 17.5%, (2) risk-free interest rate of 3.7%, (3) expected life of 5 years, and (4) dividend rate of zero. The Company accounted for the fair value of the unit purchase option as a cost of the Public Offering and has included the instrument as equity in its financial statements.  Accordingly, the unit purchase option had no accounting impact on the Company’s financial statements, except for the increase in shareholders’ equity resulting from the cash proceeds of $100 received from the sale of the unit purchase option.

Concurrent with the consummation of the Public Offering, the Company’s initial stockholders purchased from the Company an aggregate of 1,430,000 warrants (the “Insider Warrants”) at $1.00 per warrant in a Private Placement. All Insider Warrants issued in the Private Placement were substantially identical to the warrants in the units sold in the Public Offering, except that if the Company calls the warrants for redemption, the Insider Warrants may be exercisable on a “cashless basis,” at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the warrants, as described above), so long as such securities are held by such purchasers or their affiliates. Furthermore, the purchasers have agreed that the Insider Warrants will not be sold or transferred by them until after the Company has completed a business combination. The $1,430,000 of proceeds from the sale of the Insider Warrants were added to the portion of the proceeds from the Public Offering held in the Trust Account pending completion of the Company’s initial business combination. The Company determined, based on a review of the trading price of the public warrants of other blank check companies similar to the Company, that the purchase price of $1.00 per Insider Warrant was not less than the approximate fair value of such warrants on the date of issuance. Therefore, the Company did not record compensation expense upon the sale of the Insider Warrants.

On February 27, 2008, the closing date of the Private Placement and Public Offering (the “Offerings”), $35,460,000 of the proceeds of the Offerings ($7.88 per unit sold), including $1,260,000 ($0.28 per unit sold) of contingent underwriting compensation which will be paid in full to the underwriter if a business combination is consummated (without any reduction for payments to redeeming shareholders), but which will be forfeited in full if a business combination is not consummated, was placed in a trust account (the “Trust Account”) at HSBC Bank USA maintained by American Stock Transfer & Trust Company, and invested until the earlier of (i) the consummation of the Company’s first business combination or (ii) the liquidation of the Company. However, up to $1,050,000 of the interest earned on the Trust Account is permitted to be released to the Company to fund working capital requirements as set forth in the Investment Management Trust Agreement. Therefore, unless and until a business combination is consummated, the proceeds held in the Trust Account (other than up to $1,050,000 of the interest earned and amounts necessary to pay taxes) will not be available for the Company’s use for any expenses related to the Offerings or expenses which may be incurred related to the investigation and selection of a target business and the negotiation of an agreement to acquire a target business.

On March 13, 2008, the underwriters of the Public Offering exercised their option to purchase an additional 675,000 units to cover over-allotments. In connection with the exercise of the over-allotment option, the underwriters received an underwriting discount of 3.5% of the gross proceeds and upon the consummation of a business combination the underwriters will receive an additional underwriting discount equal to 3.5% of the gross proceeds. Consequently, on March 13, 2008, the closing date of the overallotment exercise, an additional $5,211,000 ($7.72 per over-allotment unit sold) of the proceeds from the exercise, including $189,000 ($0.28 per over-allotment unit sold) of contingent underwriting compensation which will be paid to the underwriter if a business combination is consummated, but which will be forfeited in full if a business combination is not consummated, was placed in the Trust Account.

As of December 31, 2008, total net Offering proceeds of $40,671,000 ($7.86 per unit sold in the aggregate), including $1,449,000 ($0.28 per unit sold in the aggregate) of contingent underwriting compensation which will be paid in full to the underwriter if a business combination is consummated (without any reduction for payments to redeeming shareholders), but which will be forfeited in full if a business combination is not consummated, was being held in the Trust Account.

The ordinary stock and warrants included in the units began to trade separately on May 22, 2008.

After the Company signs a definitive agreement for the acquisition of a target business, it will submit such transaction for stockholder approval. In the event that holders of the shares sold in the Public Offering (the “Public Stockholders”) owning 40% or more of the outstanding stock sold in the Public Offering vote against the business combination and elect to have the Company redeem their shares for cash, the business combination will not be consummated. All of the Company’s stockholders prior to the Offerings, including the officers and directors of the Company (the “Initial Stockholders”), have agreed to vote their 1,293,750 founding shares of ordinary stock in accordance with the vote of the majority of shares purchased in the Public Offering with respect to any business combination, but not any shares they acquire in the Public Offering, or in the aftermarket. After consummation of the Company’s first business combination, all of these voting safeguards will no longer be applicable (see Note 10).

With respect to the first business combination which is approved and consummated, any Public Stockholders who vote against the business combination may demand that the Company redeem their shares for a pro rata share of the Trust Account. The per share redemption price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed business combination, divided by the number of ordinary shares held by Public Stockholders at the consummation of the Offering. Accordingly, Public Stockholders holding up to 2,069,999 shares (one share less than 40% of the aggregate number of shares sold in the offerings) may seek redemption of their shares in the event of a business combination (a greater number would not be able to since the Business Combination would not be able to be consummated with such greater number of shares choosing to redeem). Such Public Stockholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Stockholders (see Note 10).  The payment of a portion of the underwriters’ deferred contingent fee to the redeeming shareholders does not reduce the amount payable to the underwriters if a business combination is consummated.

The Company’s Memorandum and Articles of Association were amended prior to the Offering to provide that the Company will continue in existence only until 18 months from the effective date of the Offering (August 27, 2009) or until 30 months (August 27, 2010) if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months after consummation of the Offering and the business combination has not been consummated within such 18 month period. If the Company has not completed a business combination by such dates, its corporate existence will cease and it will dissolve and liquidate its assets (see Note 10).

4. Money Market Funds — Held In Trust

Money market funds held in trust consisted of an investment in HSBC Investor New York Tax-Free Money Market Funds with a market value of $40,855,363 and a 7-day average yield of 1.14% per annum at December 31, 2008.  The money market fund invests in a portfolio of money market instruments issued by New York State and municipal government and public authorities which are short-term, high quality and tax-exempt. As of April 30, 2009, the 7-day average yield was 0.39% per annum.

The Company adopted SFAS No. 157 on January 1, 2008, delaying, as permitted, application for non-financial assets and non-financial liabilities.  SFAS No. 157 establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels, and requires that assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1:  quoted prices (unadjusted) in active markets for an identical asset or liability that the Company has the ability to access as of the measurement date.

Level 2:  inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3:  unobservable inputs for the asset or liability are only used when there is little, if any, market activity for the asset or liability at the measurement date.

In accordance with SFAS No. 157, the Company determines the level in the fair value hierarchy within which each fair value measurement falls in its entirety, based on the lowest level input that is significant to the fair value measurement in its entirety.  In determining the appropriate levels, the Company performs an analysis of the assets and liabilities that are subject to SFAS No. 157 at each reporting period end.

The money market funds - held in trust, as described above, is the only financial instrument that is measured and recorded at fair value on the Company’s balance sheet on a recurring basis.  The following table presents the money market funds - held in trust at its level within the fair value hierarchy at December 31, 2008.

	Total	Level 1	Level 2	Level 3

Money Market Funds – Held In Trust	$40,855,363	$40,855,363	$—	$—
Total	$40,855,363	$40,855,363	$—	$—

5. Related Party Transactions

Notes Payable to Stockholders

On October 24, 2007, the Company issued unsecured promissory notes of $100,000 to certain officers and Initial Stockholders. The notes were non-interest bearing and were repaid in full from the net proceeds of the Offerings.

Management Fees and Other Costs

The Company occupies office space in Beijing, China provided by an affiliate of the Company’s Chief Executive Officer and director. The affiliate has agreed that, until the Company consummates a business combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay the affiliate $7,500 per month for such services commencing February 27, 2008, the effective date of the Offerings.  During the year ended December 31, 2008, the Company incurred $75,740 of costs under this agreement.

6. Ordinary Stock

The Company is authorized to issue 50,000,000 shares of its ordinary stock with a par value $0.001 per share.

On October 16, 2007, the Company’s Initial Stockholders subscribed to 1,293,750 shares of ordinary stock for a total of $25,000.

In the event that holders of more than 20% of the ordinary shares sold in the Public Offering elect their right to redeem their shares, the Company’s Initial Stockholders have agreed to forfeit a proportional percentage of the ordinary shares held by them so that the initial shares would never exceed 23.81% of the Company’s outstanding ordinary shares post business combination, up to a maximum of 323,450 shares.

The Company’s Initial Stockholders have placed the ordinary shares owned by them before the Public Offering into an escrow account maintained by American Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, these shares are not transferable during the escrow period. These shares will not be released from escrow until nine months after the Company’s consummation of a business combination with respect to 50% of the initial shares and one year after the Company’s consummation of a business combination with respect to the remaining 50% of the initial shares. These shares may only be released earlier if the Company engages in a subsequent transaction resulting in the Company’s shareholders having the right to exchange their shares for cash or other securities.

7. Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value $0.0001 per share, with such designations, voting and other rights and preferences, as may be determined from time to time by the Company’s board of directors.

The agreement with the underwriters prohibits the Company, prior to a business combination, from issuing preferred stock which participates in the proceeds of the Trust Account or which votes as a class with the ordinary shares on a business combination.

8. Commitments and Contingencies

The Company will not proceed with a business combination if Public Stockholders owning 40% or more of the shares sold in the Public Offering vote against the business combination and exercise their redemption rights. Accordingly, the Company may effect a business combination if Public Stockholders owning up to one share less than 40% of the aggregate shares sold in the Public Offering exercise their redemption rights. If this occurred, the Company would be required to redeem for cash up to one share less than 40% of the 5,175,000 shares of ordinary stock included in the units, or 2,069,999 shares of ordinary stock, at an expected initial per share redemption price of $7.86 (initially $7.88 per share). However, the ability of stockholders to receive $7.86 per unit is subject to any valid claims by the Company’s creditors which are not covered by amounts held in the Trust Account or the indemnities provided by certain of the Company’s officers and directors. The expected redemption price per share is greater than each stockholder’s initial pro rata share of the Trust Account of approximately $7.60 per share. Of the excess redemption price, approximately $0.28 per share represents the underwriters’ deferred contingent fee.  The payment of a portion of the underwriters’ deferred contingent fee to the redeeming shareholders does not reduce the amount payable to the underwriters if a business combination is consummated. Even if less than 40% of the stockholders exercise their redemption rights, the Company may be unable to consummate a business combination if such redemption leaves the Company with funds insufficient to acquire or merge with a business with a fair market value greater than 80% of the Company’s net assets at the time of such acquisition, which would be in violation of a condition to the consummation of the Company’s initial business combination, and as a consequence, the Company may be forced to find additional financing to consummate such a business combination, consummate a different business combination or liquidate (see Note 10).

The Company has engaged the representative of the underwriters, on a non-exclusive basis, as its agent for the solicitation of the exercise of the warrants. To the extent not inconsistent with the guidelines of the NASD and the rules and regulations of the Securities and Exchange Commission, the Company has agreed to pay the representative for bona fide services rendered a cash commission equal to 5% of the exercise price for each warrant exercised more than one year after the effective date of the prospectus if the exercise was solicited by the representative. In addition to soliciting, either orally or in writing, the exercise of the warrants, the representative's services may also include disseminating information, either orally or in writing, to warrant holders about the Company or the market for the Company's securities, and assisting in the processing of the exercise of the warrants. No compensation will be paid to the representative upon the exercise of the warrants if: (i) the market price of the underlying ordinary shares is lower than the exercise price; (ii) the holder of the warrants has not confirmed in writing that the representative solicited the exercise; (iii) the warrants are held in a discretionary account; (iv) the warrants are exercised in an unsolicited transaction; or (v) the arrangement to pay the commission is not disclosed in the prospectus provided to warrant holders at the time of exercise.

9. Registration Rights

Under the terms of the Company's warrant agreement, no public warrants will be exercisable unless at the time of exercise a registration statement relating to ordinary stock issuable upon exercise of the warrants is effective and current, a prospectus is available for use by the public stockholders and those shares of ordinary stock have been registered or been deemed to be exempt from registration under the securities laws of the state of residence of the holder of the warrants.

The Initial Stockholders and the holders of the Insider Warrants (or underlying ordinary shares) received registration rights with respect to their founding shares and Insider Warrants (or underlying ordinary shares). The holders of the founding shares are entitled to demand that the Company register 50% of these shares at any time commencing three months prior to nine months after the consummation of the business combination and the balance of these shares at any time commencing three months prior to the first anniversary of the consummation of a business combination. The holders of the Insider Warrants (or underlying ordinary shares) are entitled to demand that the Company register these securities at any time after the Company consummates a business combination. In addition, the Initial Stockholders and holders of the Insider Warrants (or underlying ordinary shares) have certain “piggy-back” registration rights on registration statements filed after the Company’s consummation of a business combination.

In addition, in no event will the registered holders of the warrants issued in the Public Offering or the Private Placement be entitled to receive a net cash settlement of stock or other consideration in lieu of physical settlement in shares of the Company's ordinary stock.

The Company will use its best efforts to cause a registration statement to become effective on or prior to the commencement of the warrant exercise period and to maintain the effectiveness of such registration statement until the expiration of the warrants. If the Company is unable to maintain the effectiveness of such registration statement until the expiration of the warrants and therefore is unable to deliver registered shares, the warrants may become worthless.

10.  Subsequent Events

On April 9, 2009, pursuant to the terms of a share exchange agreement, dated as of February 4, 2009, as amended (the “Share Exchange Agreement”), by and among Yong Hui Li, Yan Wang, Honest Best Int’l Ltd., AutoChina Group Inc. (together with its subsidiaries and affiliated entities, “AutoChina”), Fancy Think Limited, Hebei Chuanglian Trade Co., Ltd., Hebei Kaiyuan Real Estate Development Co., Ltd., Hebei Huiyin Investment Co., Ltd., Hebei Hua An Investment Co., Ltd., Hebei Tianmei Insurance Agency Co., Ltd., Hebei Shijie Kaiyuan Logistics Co., Ltd., Hebei Shijie Kaiyuan Auto Trade Co., Ltd., Shanxi Chuanglian Auto Trade Co., Ltd., and AutoChina International Limited (formerly Spring Creek Acquisition Corp.) (the “Company”), the Company acquired all of the outstanding securities of AutoChina, resulting in AutoChina becoming a wholly-owned subsidiary of the Company (the “Business Combination”).

AutoChina consists of two primary reportable segments:  the commercial vehicle financing segment and the automotive dealership segment. AutoChina is a full-service, integrated retailer of consumer automobiles and related services and provider of commercial vehicle financing and related services under the “Kaiyuan Auto” brand name. Through its strategically located network of automotive dealerships and commercial vehicle financing centers located in the People’s Republic of China, AutoChina provides one-stop service for the needs of its customers, including retail sales of new and used consumer automobiles, aftermarket parts sales, service and repair facilities, commercial vehicle financing and related administrative services.

Pursuant to the Share Exchange Agreement, at the closing of the Business Combination, the Company issued 8,606,250 ordinary shares in the Company in upfront consideration, of which 10% was held back and placed in escrow. The release of 50% of the holdback consideration is conditioned on the combined company exceeding $22.5 million EBITDA and 30% EBITDA Growth (each as defined in the Share Exchange Agreement) for the 2009 fiscal year, and the remaining 50% of the holdback consideration will be released on the later of 20 days following delivery of the 2009 audited financial statements for the combined company and one year from the date of the closing of the transactions contemplated in the Share Exchange Agreement, in each case less any damages claimed pursuant to the indemnification provisions of the Share Exchange Agreement at the time of such release. In addition, pursuant to an earn-out provision in the Share Exchange Agreement, the Company agreed to issue to AutoChina’s prior shareholder between 5% and 20% of the number of ordinary shares of the Company outstanding as of December 31 of the fiscal year immediately prior to such earn-out issuance for achieving a minimum EBITDA and certain Targeted EBITDA Growth (each as defined in the Share Exchange Agreement) in each of the next five years, through the year ended December 31, 2013.

In connection with the approval of the Business Combination at the April 8, 2009 Extraordinary General Meeting of Shareholders of the Company, the Company’s shareholders also approved (i) the election of three (3) directors to the Board of Directors of the Company, each to serve until his or her term has expired and until his or her successor is duly elected and qualified; (ii) the adoption of the AutoChina International Limited 2009 Equity Incentive Plan, which provides for the grant of the right to purchase up to 1,675,000 ordinary shares of the Company, representing up to approximately 10% of the Company’s share capital upon the completion of the acquisition, plus the shares issuable pursuant to the incentive plan, to directors, officers, employees and/or consultants of the Company and its subsidiaries; (iii) an amendment to the Company’s Amended and Restated Memorandum and Articles of Association to change the Company’s corporate name to AutoChina International Limited; and (iv) an amendment to the Company’s Amended and Restated Memorandum and Articles of Association to remove certain provisions containing procedures and approvals applicable to the Company prior to the consummation of a business combination that will no longer be operative upon consummation of the acquisition.

On April 7, 2009, the Company entered into certain Put and Call Agreements with four of its shareholders. Pursuant to such agreements, the Company agreed to be obligated to purchase (the “Put Option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “Call Option”) to the Company, an aggregate of 156,990 ordinary shares at an exercise price of $9.05 per ordinary share, less the per share portion of any cash dividend or other cash distribution paid to the Company’s shareholders prior to the exercise of the Put Option or the Call Option. The Put Options are exercisable during the two week period commencing on October 9, 2009. The Call Options are exercisable until October 9, 2009, subject to certain limitations. In connection with these agreements, the Company entered into an Escrow Agreement, dated April 7, 2009, with the shareholders, Honest Best Int’l Ltd., the sole shareholder of AutoChina prior to the Business Combination, and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent will hold 7,745,625 ordinary shares of the Company issued to Honest Best Int’l Ltd. in connection with the Business Combination, together with $376,776 in cash provided by the Company, to secure payment of the exercise price by the Company.

On April 7, 2009, the Company entered into certain Put and Call Agreements with four of its shareholders. Pursuant to the agreements, the Company agreed to be obligated to purchase (the “Put Option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “Call Option”) to the Company, an aggregate of 299,000 ordinary shares at an exercise price of $8.50 per share, less the per share portion of any cash dividend or other cash distribution paid to the Company’s shareholders prior to the exercise of the Put Option or the Call Option. The Put Options are exercisable during the two week period commencing on October 9, 2009. The Call Options are exercisable until October 9, 2009, subject to certain limitations.

On April 8, 2009, the Company entered into a Put and Call Agreement with two of its shareholders. Simultaneously with the execution of the agreement, the shareholders purchased an aggregate of 548,800 ordinary shares of the Company originally issued in the Company’s initial public offering at a purchase price of $7.865 per ordinary share. Pursuant to the agreement, the Company agreed to be obligated to purchase (the “Put Option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “Call Option”), an aggregate of 548,800 ordinary shares at an exercise price of $8.40 per share, less the per share portion of any cash dividend or other cash distribution paid to the Company’s shareholders prior to the exercise of the Put Option or the Call Option. The Company also paid the shareholders an aggregate of $57,624 in connection with the agreement.  The Put Options are exercisable during the two week period commencing on October 9, 2009. The Call Options are exercisable until October 9, 2009, subject to certain limitations.  In connection with this agreement, the Company entered into an Escrow Agreement, dated April 8, 2009 with the shareholders, AutoChina and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent will hold $4,609,920 in cash provided by the Company to secure payment of the exercise price by the Company.

As of April 9, 2009, exclusive of the aforementioned Put and Call Agreements, the Company had agreed to purchase 3,053,910 ordinary shares of the Company, after the closing of the transaction with AutoChina, for an aggregate of $24,217,506, which agreements were completed after the closing of the Business Combination.  Such shares were voted in favor of the Business Combination.

Accordingly, as a result of these transactions, the holders of less than 40% of the ordinary shares issued in the Company’s initial public offering elected to convert such shares into a pro rata portion of the trust account.  Pursuant to redemption rights granted to stockholders who owned common stock issued in the Company’s initial public offering, 1,040,934 shares were redeemed. The Company utilized funds totaling $8,181,741 held in the trust account established in connection with its initial public offering to consummate the redemptions.

In conjunction with the Business Combination, during April 2009, pursuant to the terms of the Company’s initial public offering, certain founding shareholders of the Company delivered an aggregate of 263,436 shares to the Company for cancellation.  No consideration was paid for such cancellation.

In conjunction with the closing of the Business Combination, the Company was obligated to pay EarlyBird Capital, Inc. deferred underwriting fees of $1,449,000, which had been previously accrued, and an additional investment advisory fee of $180,000, which was charged to operations at closing, for an aggregate amount of $1,629,000.  The Company paid $1,200,000 of such fees in cash at closing, and issued a short-term promissory note for the remaining $429,000.  The promissory note is non-interest bearing and due on October 9, 2009.  In connection with the promissory note, the Company entered into an Escrow Agreement, dated April 9, 2009, with the shareholders, Honest Best Int’l Limited, the sole shareholder of AutoChina prior to the Transaction, and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent will hold 446,250 ordinary shares of the Company issued to Honest Best Int’l Ltd. in connection with the Business Combination, to secure payment of the promissory note.

From March 16, 2009 through April 6, 2009, AutoChina purchased 1,522,892 warrants for the purchase of ordinary shares of the Company for an aggregate cash consideration of $577,627.  An additional 40,000 warrants were purchased on April 13, 2009 for $29,103.

On April 22, 2009, the Company announced that the Company’s Board of Directors had authorized a warrant repurchase program.  Pursuant to the authorization of the Board of Directors, the Company may repurchase any number of ordinary share purchase warrants (the exercise price of which is $5.00 per ordinary share) on the open market or in negotiated transactions at a price per warrant of no more than $1.00 per warrant.  The timing and the amount of any repurchases will be determined by the Company’s management based on its evaluation of market conditions and other factors. Under the repurchase program, there is no time limit for the warrant repurchases, nor is there a minimum number of warrants that the Company intends to repurchase. The repurchase program may be suspended or discontinued at any time without prior notice.  From April 22, 2009 through May 15, 2009, the Company had repurchased a total of 870,000 warrants for an aggregate cash consideration of $419,695.

In conjunction with the Business Combination, the Company and AutoChina entered into agreements reflecting immediate or short-term cash commitments as summarized below, which were in excess of the amount in the Company’s trust account at December 31, 2008 ($40,855,363) and at the closing of the Business Combination.

Purchase of shares	$24,217,506
Payment of deferred underwriting and advisory fees -
Cash	1,200,000
Short-term note payable	429,000
Short-term put and call agreements -
Fully funded	4,986,696
Partially funded	1,114,629
Unfunded	2,541,500
Redemption of shares	8,181,741
Repurchase of warrants	1,026,425
Legal fees and other	410,124
Total	$44,107,621

The following unaudited pro forma condensed combined financial information has been prepared assuming that the Business Combination had occurred (i) at January 1, 2008 for the pro forma condensed combined statement of operations and (ii) at December 31, 2008 for the pro forma condensed combined balance sheet.  The unaudited pro forma condensed combined financial information is provided for illustrative purposes only.  The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the Business Combination, are factually supportable, and are expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined balance sheet is not necessarily indicative of the historical financial position that would have been achieved had the Business Combination been consummated as of December 31, 2008, and the unaudited pro forma condensed combined statement of operations is not necessarily indicative of the historical financial results of operations that would have been achieved had the Business Combination been consummated on January 1, 2008.

The historical financial information of AutoChina was derived from the audited consolidated financial statements of AutoChina for the year ended December 31, 2008 and the notes thereto.  The historical financial information of the Company was derived from the audited financial statements of the Company for the year ended December 31, 2008 and the notes thereto.

The Business Combination will be accounted for as a reverse acquisition since, immediately following completion of the transaction, the shareholders of AutoChina immediately prior to the Business Combination will have effective control of the Company through (1) their majority shareholder interest in the combined entity, (2) significant representation on the Board of Directors (initially two out of five members), with three other board members being independent of both the Company and AutoChina, and (3) being named to all of the senior executive positions.  For accounting purposes, AutoChina will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of AutoChina (i.e., a capital transaction involving the issuance of stock by the Company for the stock of AutoChina).  Accordingly, the combined assets, liabilities and results of operations of AutoChina will become the historical financial statements of the Company at the closing of the transaction, and the Company’s assets (primarily cash and cash equivalents), liabilities and results of operations will be consolidated with AutoChina beginning on the acquisition date.  No step-up in basis or intangible assets or goodwill will be recorded in this transaction.  All direct costs of the transaction are being charged to operations as incurred.

Actual results could differ from the pro forma information presented and depends on several variables, including, pursuant to an earn-out provision in the share exchange agreement, the issuance to AutoChina’s prior shareholders of between 5% and 20% of the number of ordinary shares of the Company outstanding as of December 31 of the fiscal year immediately prior to such earn-out issuance for achieving certain Targeted EBITDA Growth (as defined in the share exchange agreement) in each of the five fiscal years ending December 31, 2009 through December 31, 2013.  Upon issuance, such shares will be recorded as an adjustment to the accounting acquiree’s basis in the reverse acquisition (i.e., as an adjustment at par value to ordinary shares and additional paid-in capital), and will be included in the calculations of earnings per share from that date.

AutoChina International Limited (formerly Spring Creek Acquisition Corp.) and AutoChina Group, Inc.
Unaudited Pro Forma Condensed Combined Balance Sheet
December 31, 2008

Assets
Cash and cash equivalents	$18,188,000
Restricted cash	40,824,000
Restricted cash held in escrow	4,987,000
Accounts receivable	4,272,000
Inventories and deposits for inventories	59,084,000
Other current assets	21,900,000
Investment in unconsolidated subsidiaries	229,000
Property, equipment and leasehold improvements, net	26,907,000
Net investment in sales-type leases, net of current maturities	8,492,000
Goodwill	941,000
Total Assets	$185,824,000

Liabilities and Stockholders’ Equity
Liabilities
Floor plan notes payable - manufacturer affiliated	$12,379,000
Trade notes payable	60,134,000
Other notes payable	4,350,000
Accounts payable and accrued liabilities	24,845,000
Share repurchase obligations	7,908,000
Due to affiliates	5,894,000
Other current liabilities	4,898,000
Net deferred income tax liabilities - non-current	405,000
Total Liabilities	120,813,000

Minority interests	6,950,000

Stockholders’ Equity
Ordinary shares	11,000
Additional paid-in capital	33,274,000
Statutory reserves	741,000
Retained earnings	17,850,000
Accumulated other comprehensive income	6,185,000
Total Stockholders’ Equity	58,061,000
Total Liabilities and Stockholders’ Equity	$185,824,000

AutoChina International Limited (formerly Spring Creek Acquisition Corp.) and AutoChina Group, Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations
Year Ended December 31, 2008

Net sales	$440,585,000
Cost of sales	414,672,000
Gross profit	25,913,000
Selling and marketing	6,692,000
General and administrative	9,168,000
Other income, net	(836,000)
Income from operations	10,889,000
Other expense, net	(2,019,000)
Income before income taxes	8,870,000
Income tax provision	2,562,000
Income from continuing operations	6,308,000
Loss from discontinued operations, net of taxes	(144,000)
Net Income	$6,164,000

Net income per common share -
Basic	$0.63
Diluted	$0.53

Weighted average common shares outstanding -
Basic	9,711,930
Diluted	11,565,253