Form 20-F/A
period 2008-12-31
AutoChina International Ltd
filed 2009-11-06
CIK 1417370

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

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

Yong Hui Li
No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China
Tel: +86 311 8382 7688
Fax: +86 311 8381 9636
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Units, each consisting of one Ordinary Share and one Warrant
Ordinary Shares, par value $0.001 per share
Ordinary Share purchase Warrants
Representative Unit purchase option

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 10,995,720 ordinary shares, par value $0.001 per share, as of November 5, 2009.

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

Explanatory Note

This Annual Report on Form 20-F/A ("Form 20-F/A") is being filed as Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2008 ("Form 20-F"), which was originally filed with the Securities and Exchange Commission (the "SEC") on June 9, 2009. We are filing this amendment to include the financial information previously filed with that of our accounting predicessor, AutoChina Group Inc. We are amending and restating the following items in this Form 20-F/A:

(i)          Part I. Item 3. Key Information
(ii)         Part I. Item 5. Operating and Financial Review and Prospects
(iii)        Part I. Item 8. Financial Information
(iv)        Part II. Item 18. Financial Statements
(v)         Part II. Item 19. Exhibits
i

TABLE OF CONTENTS

		Page

PART I
ITEM 3.	KEY INFORMATION	3
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	26
ITEM 8.	FINANCIAL INFORMATION	38
PART III
ITEM 18.	FINANCIAL STATEMENTS	39
ITEM 19.	EXHIBITS	39

ii

CERTAIN INFORMATION

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, in this annual report on Form 20-F to:

▪	references to “AutoChina”, “we,” “us” or “our company” refer to AutoChina International Limited;

▪	references to “ACG” refer to AutoChina Group Inc. (together with its subsidiaries and affiliated entities);

▪
references to “founding shareholders” refer collevtively to James Cheng-Jee Sha, Diana Chia-Huei Liu, William Tsu-Cheng Yu, Jimmy (Jim) Yee-Ming Wu and Gary Han Ming Chang, each of whom purchased AutoChina shares and warrants prior to our initial public offering;

▪	references to “PRC” or “China” refer to the People’s Republic of China;

▪	references to “dollars” or “$” refer to the legal currency of the United States;

▪	references to “public shareholders” refer to the holders of shares purchased in AutoChina’s initial public offering; and

▪	references to “business combination” refer to AutoChina’s acquisition of AutoChina Group Inc. on April 9, 2009.

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

PART  I

ITEM 3.                      KEY INFORMATION

A.           Selected financial data

The selected financial information set forth below has been derived from the audited financial statements of ACG (i) for the period from October 16, 2007 (date of inception) to December 31, 2007 and (ii) for the year ended December 31, 2008. The information is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

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

Prior to the business combination, ACG consisted of two primary reportable segments: (i) the commercial vehicle sales and leasing segment, which provides financing to customers to acquire commercial vehicles, and (ii) the automotive dealership segment. On June 15, 2009, ACG agreed to sell its automotive dealership segment pursuant to the terms of an acquisition agreement entered into between Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”) and Xinjiang Guanghui Industry Investment (Group) Co. (“Xinjiang”). ACG controls Hebei Kaiyuan through certain contractual arrangements. In consideration of the acquisition, Xinjiang will pay Hebei Kaiyuan approximately RMB470 million ($68.8 million). ACG expects the sale to be consummated by the end of November 2009.

If the transaction is consummated, then ACG’s business will consist solely of its commercial vehicle sales and leasing segment. Although ACG anticipates that the transaction will be consummated, if the transaction is not consummated, ACG will continue to own and operate the automotive dealership segment. The risk factors pertaining to each segment are discussed under separate headings below.

Risks Relating to our Business

ACG’s growth is dependent upon the availability of suitable sites, without which it may not be able to continue to increase revenues.

ACG leases a majority of the properties where its commercial vehicle financing centers are located. If and when ACG decides to open new commercial vehicle financing centers, the inability to acquire suitable real estate, either through lease or purchase, at favorable terms could limit the expansion of its commercial vehicle financing center base and could limit its expansion strategy.

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

Claims that the software products and information systems that ACG relies on are infringing on the intellectual property rights of others could increase its expenses or inhibit it from offering certain services.

A number of entities, including some of ACG’s competitors, have sought, or may in the future obtain, patents and other intellectual property rights that cover or affect software products and other components of information systems that ACG relies on to operate its business.

While ACG is not aware of any claims that the software products and information systems that it relies upon are infringing on the intellectual property rights of others, litigation may be necessary to determine the validity and scope of third-party rights or to defend against claims of infringement. If a court determines that one or more of the software products or other components of information systems ACG uses infringe on intellectual property owned by others or ACG agrees to settle such a dispute, it may be liable for money damages. In addition, ACG may be required to cease using those products and components unless it obtains licenses from the owners of the intellectual property, redesign those products and components in such a way as to avoid infringement or cease altogether the use of those products and components. Each of these alternatives could increase ACG’s expenses materially or impact the marketability of its services. Any litigation, regardless of the outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on ACG’s business. In addition, a third-party intellectual property owner might not allow ACG to use its intellectual property at any price, or on terms acceptable to it, which could compromise ACG’s competitive position.

Store closings result in unexpected costs that could result in write downs and expenses relating to the closings.

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

ACG’s success depends, in part, on the continued contributions of its senior management. In particular, Mr. Yong Hui Li, our Chief Executive Officer, has been appointed by the Board of Directors to oversee and supervise the strategic direction and overall performance of ACG.

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

ACG relies on its information technology, billing and credit control systems, and any problems with these systems could interrupt ACG’s operations, resulting in reduced cash flow.

ACG’s business cannot be managed effectively without its integrated information technology system. Accordingly, ACG runs various “real time” integrated information technology management systems for its financing business.

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

In case of a failure of ACG’s data storage system, ACG may lose critical operational or billing data or important email correspondence with its customers and suppliers. Any such data stored in the core data center may be lost if there is a lapse or failure of the disaster recovery system in backing up these data, or if the periodic offline backup is insufficient in frequency or scope, which may result in reduced cash flow and reduce revenues.

Natural disasters and adverse weather events can disrupt ACG’s business, which may result in reduced cash flow and reduce revenues.

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

ACG may face unforeseen liabilities and have difficulty integrating the operations of companies it acquires in the future.

If ACG acquires other companies in the future, it could face the following risks:

▪	difficulty in assimilating the target company’s personnel, operations, products, services and technology into its operations;

▪	the presence of unforeseen or unrecorded liabilities;

▪	disrupting its ongoing business;

▪	impairing relationships with employees, manufacturers and customers; and

▪	failing to obtain or retain key personnel at new or acquired finance centers.

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

AutoChina’s ability to pay dividends and utilize cash resources of its subsidiaries is dependent upon the earnings of, and distributions by, AutoChina’s subsidiaries and jointly-controlled enterprises, which could result in AutoChina having only little if any available for dividends.

AutoChina is a holding company with substantially all of ACG’s business operations conducted through its subsidiaries and jointly-controlled enterprises. AutoChina’s ability to make dividend payments depends upon the receipt of dividends, distributions or advances from its subsidiaries and jointly-controlled enterprises. The ability of its subsidiaries and jointly-controlled enterprises to pay dividends or other distributions may be subject to their earnings, financial position, cash requirements and availability, applicable laws and regulations and to restrictions on making payments to AutoChina or ACG contained in financing or other agreements. These restrictions could reduce the amount of dividends or other distributions that AutoChina receives from its subsidiaries and jointly-controlled enterprises, which could restrict its ability to fund its business operations and to pay dividends to its shareholders. AutoChina’s future declaration of dividends may or may not reflect its historical declarations of dividends and will be at the absolute discretion of the Board of Directors.

Wang Yan, the wife of Yong Hui Li, the chairman and chief executive officer of ACG and a director and the chairman and chief executive officer of AutoChina, is the beneficial owner of a substantial amount of AutoChina’s ordinary shares and Ms. Wang may take actions with respect to such shares which are not consistent with the interests of the other shareholders.

Wang Yan, the wife of Yong Hui Li, the chairman and chief executive officer of ACG and a director and the chairman and chief executive officer of AutoChina, beneficially owns approximately 80.31% of the outstanding ordinary shares of AutoChina as of the date of this report, without taking into account AutoChina’s outstanding warrants and assuming that there are no other changes to the number of ordinary shares outstanding. Under SEC rules, Mr. Li may be deemed to beneficially own such shares. Ms. Wang may take actions with respect to such shares without the approval of other shareholders and which are not consistent with the interests of the other shareholders, including the election of the directors and other corporate actions of AutoChina such as:

▪	its merger with or into another company;

▪	a sale of substantially all of its assets; and

▪	amendments to its memorandum and articles of incorporation.

The decisions of Ms. Wang may conflict with AutoChina’s interests or the interests of AutoChina’s other shareholders.

Prior to AutoChina’s business combination with ACG on April 9, 2009, AutoChina had not had operations, and ACG had not operated as a public company. Fulfilling AutoChina’s obligations incident to being a public company will be expensive for AutoChina and time consuming for its management, which may be distracted from the operations of the business.

Prior to AutoChina’s business combination with ACG on April 9, 2009, AutoChina had not had operations, and ACG had not operated as a public company. Although AutoChina has maintained disclosure controls and procedures and internal control over financial reporting as required under the federal securities laws with respect to its limited activities, it has not been required to maintain and establish these disclosure controls and procedures and internal control as will be required with respect to businesses such as ACG with substantial operations. Compliance with these obligations will require significant management time, place significant additional demands on AutoChina’s and ACG’s finance and accounting staffs and on their financial, accounting and information systems, and increase their insurance, legal and financial compliance costs. AutoChina may also need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

ACG may be subject to broad liabilities arising from environmental protection laws, which could result in significant expenses for ACG.

ACG may be subject to broad liabilities arising out of contamination at its currently and formerly owned or operated facilities, at locations to which hazardous substances were transported from such facilities, and at such locations related to entities formerly affiliated with it. Although for some such liabilities ACG believes it is entitled to indemnification from other entities, ACG cannot assure you that such entities will view their obligations as it does, or will be able to satisfy them.  If ACG is liable for environmental claims, ACG could be required to pay significant penalties.

ACG’s business is capital intensive and ACG’s growth strategy may require additional capital that may not be available on favorable terms or at all, which could limit its ability to continue its operations.

ACG has, in the past, entered into loan agreements in order to raise additional capital. ACG’s business requires significant capital and although it believes that its current cash, cash flow from operations and the cash of AutoChina will be sufficient to meet its present and reasonably anticipated cash needs, it may, in the future, require additional cash resources due to changed business conditions, implementation of its strategy to expand its store network or other investments or acquisitions it may decide to pursue. If ACG’s own financial resources are insufficient to satisfy its capital requirements, it may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to ACG’s shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require ACG to agree to operating and financial covenants that would restrict its operations. Financing may not be available in amounts or on terms acceptable to ACG, if at all. Any failure by ACG to raise additional funds on terms favorable to it, or at all, could limit its ability to expand its business operations and could harm its overall business prospects.

Risks Relating to ACG’s Commercial Vehicle Sales and Leasing Business

Current economic conditions may result in reduced revenues for ACG.

ACG  believes that many factors affect sales of new commercial vehicles and automotive retailers’ gross profit margins in China and in its particular geographic markets, including the economy, inflation, recession or economic slowdown, consumer confidence, housing markets, fuel prices, credit availability, the level of manufacturers’ production capacity, interest rates, product quality, affordability and innovation, employment/unemployment rates, the number of consumers whose vehicle leases are expiring, and the length of consumer loans on existing vehicles. Changes in interest rates could significantly impact industry new vehicle sales and vehicle affordability, due to the direct relationship between interest rates and monthly loan payments, a critical factor for many vehicle buyers, and the impact interest rates can have on customers’ borrowing capacity and disposable income.

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

ACG’s operations, including, without limitation, its sales of finance and insurance, are subject to extensive governmental laws and regulations, the violation of which could lead to sanctions including termination of operations.

The automotive retailing industry, including ACG’s facilities and operations, is subject to a wide range of central and local laws and regulations, such as those relating to retail installment sales, leasing, sales of finance and insurance, licensing, consumer protection, consumer privacy, escheatment, health and safety, wage-hour and other employment practices. Specifically with respect to the sale of finance and insurance at its stores, ACG is subject to various laws and regulations, the violation of which could subject it to lawsuits or governmental investigations and adverse publicity, in addition to administrative, civil, or criminal sanctions. The violation of other laws and regulations to which ACG is subject also can result in administrative, civil, or criminal sanctions against it, which may include a cease and desist order against the subject operations or even revocation or suspension of its license to operate the subject business, as well as significant fines and penalties.

Significant defaults by financing customers could significantly reduce ACG’s revenues.

ACG’s commercial vehicle sales and leasing business generates income from financing customers. ACG is acting as a primary lender to its customers and assuming the credit risk associated with the potential loan defaults of these customers. Although ACG does extensive pre-sale credit research on its customers and has a security interest in its leased vehicles, if customers fail to make payments when due, ACG may not be able to fully recover the outstanding fee and it could significantly reduce ACG’s revenues.

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

Our commercial vehicle sales and leasing segment has only been operating since 2008, and after the proposed sale of our automotive dealership business it will constitute our only operations.  Therefore, our historical operating results do not provide sufficient information regarding our ongoing business in the future.

We put our commercial vehicle sales and licensing business in place in 2008.  While this business has experienced significant growth, it is still substantially smaller than our dealership business.  Therefore, our historical results will not be reflective of ongoing operations.

Our commercial vehicle sales and leasing segment has only been operating since 2008, and after the proposed sale of our automotive dealership business it will constitute our only operations.  We cannot provide you with any comfort that we will be successful in operating this business.

We put our commercial vehicle sales and licensing business in place in 2008.  While this business has experienced significant growth, it is still significantly smaller than our dealership business was and is a new and evolving market in China.  Since, after the sale of our dealership business, we will be solely reliant on our commercial vehicle sales and leasing business, if the market for the type of services we offer does not develop as we expect or if we are unable to successfully manage our growth and development, we may go out of business.

Fuel shortages and fluctuations in fuel prices may adversely affect the demand for commercial vehicles.

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

Risks Relating to ACG’s Automotive Dealership Business

On June 15, 2009, ACG agreed to sell its automotive dealership segment pursuant to the terms of an acquisition agreement entered into between Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”) and Xinjiang Guanghui Industry Investment (Group) Co. (“Xinjiang”). ACG controls Hebei Kaiyuan through certain contractual arrangements. Although ACG anticipates that the transaction will be consummated, if the transaction is not consummated, ACG will continue to own and operate the automotive dealership segment. The risk factors discussed under the heading “Risks Relating to ACG’s Automotive Dealership Business” are only related to the automotive dealership business.

ACG depends on its ability to enter into and renew leases for most of its properties, which may lead to disruptions of the business in the business if such leases are terminated.

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

Approximately 24 of 25 parcels of land and/or buildings in China leased and occupied by ACG for its automotive dealership facilities have certain title defects or lack documentation supporting claim to title and the use of the leased premises may be challenged and ACG may need to relocate its existing business operations. The Company estimates that the cost of relocating an automotive dealership would be approximately $850,000. As of the date of this report, the Company is not, to its knowledge, facing any challenges to such titles which may result in relocation of the business operations.

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

The dealership business is substantially dependent on new vehicle sales levels in China and in its particular geographic markets and the level of gross profit margins that it can achieve on its sales of new vehicles, all of which are very difficult to predict.  If new vehicle sales decline, ACG will experience poor operation results.

ACG  believes that many factors affect sales of new vehicles and automotive retailers’ gross profit margins in China and in its particular geographic markets, including the economy, inflation, recession or economic slowdown, consumer confidence, housing markets, fuel prices, credit availability, the level of manufacturers’ production capacity, manufacturer incentives (and consumers’ reaction to such offers), intense industry competition, interest rates, the level of personal discretionary spending, product quality, affordability and innovation, employment/unemployment rates, the number of consumers whose vehicle leases are expiring, and the length of consumer loans on existing vehicles. Changes in interest rates could significantly impact industry new vehicle sales and vehicle affordability, due to the direct relationship between interest rates and monthly loan payments, a critical factor for many vehicle buyers, and the impact interest rates can have on customers’ borrowing capacity and disposable income. If there is a decline in the availability of credit for car purchasers provided by third-party financing companies, the ability of certain customers to purchase vehicles could be limited, resulting in a decline in sales or profits.

ACG is dependent upon the success and continued financial viability of the vehicle manufacturers and distributors with which it holds franchises.  If such manufactures or distributors suffer reputational or financial harm, there may be fewer sales from our dealership business.

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

ACG’s new vehicle sales are impacted by the consumer incentive and marketing programs of vehicle manufacturers.  Any reduction in those incentives could reduce sales and revenues.

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

ACG’s operations are subject to extensive governmental laws and regulations, the violation of which could result in civil or criminal fines and/or sanctions.

The automotive retailing industry, including ACG’s facilities and operations, is subject to a wide range of central and local laws and regulations, such as those relating to motor vehicle sales, retail installment sales, leasing, licensing, consumer protection, consumer privacy, escheatment, environmental, vehicle emissions and fuel economy, health and safety, wage-hour and other employment practices. Specifically with respect to motor vehicle sales, retail installment sales, and leasing, ACG is subject to various laws and regulations, the violation of which could subject it to lawsuits or governmental investigations and adverse publicity, in addition to administrative, civil, or criminal sanctions. The violation of other laws and regulations to which ACG are subject also can result in administrative, civil, or criminal sanctions against it, which may include a cease and desist order against the subject operations or even revocation or suspension of its license to operate the subject business, as well as significant fines and penalties.

If ACG doesn’t locate suitable sites on which to expand its business its financial results could stagnate.

ACG leases a majority of the properties where its stores are located. If and when ACG decides to open new stores, the inability to acquire suitable real estate, either through lease or purchase, at favorable terms could limit the expansion of its lot base and could limit its expansion strategy and revenues could stagnate.

ACG’s business is subject to seasonal fluctuations. Disruptions to our business during usually busy quarters will  lead to poor operating results for the year.

The third quarter has historically been the slowest period for vehicle sales. Conversely, the fourth quarter has historically been the busiest time for vehicle sales.Therefore, ACG generally realizes a higher proportion of its revenue and operating profit during the fourth quarter. If conditions arise that impair vehicle sales during the fourth quarter, revenues for that year will be significantly reduced.

ACG imports some vehicles for sale, and changes in taxes, duties, trade restrictions and other items may result in reduced sales of such vehicles.

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

If ACG loses its skilled field personnel and is unable to replace them, its financial results may be negatively impacted.

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

The need for ACG’s repair and maintenance services may decline, reducing revenue.

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

A loss of distribution rights granted by ACG's suppliers, or any material disputes between ACG and its suppliers , may reduce revenues or increase expenses.

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

ACG’s automotive dealership segment has grown and evolved rapidly in recent years as demonstrated by its growth in net income for the year ended December 31, 2008 to $6.8 million, from $4.8 million for the prior period in 2007. ACG may not be able to achieve similar growth in future periods, and its historical operating results may not provide a meaningful basis for evaluating its business, financial performance and prospects in the future. Therefore, you should not rely on AutoChina’s past results or its historical rate of growth as an indication of its future performance.

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

Fuel shortages and fluctuations in fuel prices may adversely affect the demand for automobiles, which would negatively impact our financial results.

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

Risks to AutoChina’s Shareholders

If outstanding warrants are exercised, the underlying ordinary shares will be eligible for future resale in the public market. “Market overhang” from the warrants results in dilution and could reduce the market price of the ordinary shares.

Outstanding warrants to purchase an aggregate of 4,172,108 ordinary shares issued in connection with AutoChina’s initial public offering and the private placement that took place immediately prior to the initial public offering became exercisable after AutoChina’s business combination with ACG on April 9, 2009. If they are exercised, a substantial number of additional shares of AutoChina’s ordinary shares will be eligible for resale in the public market, which may reduce the market price.

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

Subject to there being a current prospectus under the Securities Act of 1933, AutoChina may redeem all of its outstanding warrants at any time at a price of $.01 per warrant, upon a minimum of 30 days prior written notice of redemption if, and only if, the last sale price of AutoChina’s ordinary shares equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period ending three business days before AutoChina sends the notice of redemption. Calling all of AutoChina’s outstanding warrants for redemption could force the warrant holders:

▪	to exercise the warrants and pay the exercise price for such warrants at a time when it may be disadvantageous for the holders to do so;

▪	to sell the warrants at the then current market price when they might otherwise wish to hold the warrants; or

▪	to accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants.

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

Risks Related to AutoChina’s Corporate Structure and Restrictions on its Industry

Contractual arrangements in respect of certain companies in the PRC may be subject to challenge by the relevant governmental authorities and may affect ACG’s investment and control over these companies and their operations.

According to Foreign Investment Industries Guidance Catalogue, which was introduced in 1995 and was later amended in 1997 (the “1995 Catalogue”), ACG’s motor vehicle distribution business was classified as “restricted,” and foreign enterprises were not allowed to own controlling equity stakes in restricted businesses.  Because ACG is a Cayman Islands company and it holds the equity interests of its PRC subsidiaries indirectly through Fancy Think, a Hong Kong company, its PRC subsidiaries are treated as foreign invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, ACG conducts its operations in China through a series of contractual arrangements entered into with the Auto Kaiyuan Companies and their shareholder (the “Enterprise Agreements”). Pursuant to the Enterprise Agreements, ACG has exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholders, and generally has control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies are considered variable interest entities, and AutoChina is the primary beneficiary. ACG’s relationships with the Auto Kaiyuan Companies and their shareholder are governed by the Enterprise Agreements between Chuanglian, a wholly owned subsidiary of ACG, and each of the Auto Kaiyuan Companies, which are the operating companies of ACG in the PRC. The Auto Kaiyuan Companies hold and its subsidiaries hold the relevant business licenses to carry out the business.  The Enterprise Agreements generally profollowing rights:

(i)
the right to enjoy the economic benefits of these companies, to exercise management control over the operations of these companies, and to prevent leakages of assets and values to the registered owners of these companies; and

(ii)	the right to acquire, if and when permitted by PRC law, the equity interests in these companies at no consideration or for a nominal price.

Pursuant to these Enterprise Agreements, ACG is able to consolidate the financial results of Huiyin Investment, Hua An Investment, Kaiyuan Logistics and Kaiyuan Auto Trade (collectively referred to as the “the Auto Kaiyuan Companies”), which are accounted for as subsidiaries of ACG under the prevailing accounting principles. There can be no assurance that the relevant governmental authority will not challenge the validity of these contractual arrangements or that the governmental authorities in the PRC will not promulgate laws or regulations to invalidate such arrangements in the future.

If AutoChina’s ownership structure, contractual arrangements and businesses, its PRC subsidiaries and Auto Kaiyuan Companies are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

▪	revoking the business and operating licenses of AutoChina’s PRC subsidiaries or Auto Kaiyuan Companies, which business and operating licenses are essential to the operation of AutoChina’s business;

▪	levying fines;

▪	confiscating AutoChina’s or ACG’s income or the income of its PRC subsidiaries or Auto Kaiyuan Companies;

▪	shutting down its commercial vehicle sales and leasing and sales of branded automobiles businesses;

▪	discontinuing or restricting its operations or the operations of AutoChina’s PRC subsidiaries or Auto Kaiyuan Companies;

▪	imposing conditions or requirements with which AutoChina, ACG, AutoChina’s PRC subsidiaries or Auto Kaiyuan Companies may not be able to comply;

▪	requiring AutoChina, AutoChina’s PRC subsidiaries or Auto Kaiyuan Companies to restructure their relevant ownership structure, operations or contractual arrangements;

▪	restricting or prohibiting AutoChina’s use of the proceeds from AutoChina’s initial public offering to finance its business and operations in China; and

▪	taking other regulatory or enforcement actions that could be harmful to the business of the Auto Kaiyuan Companies.

In March 2002, the State Development and Reform Commission and the Ministry of Commerce jointly promulgated a revised “Foreign Investment Industries Guidance Catalogue” (the “2002 Catalogue”) to replace the 1995 Catalogue. The 2002 Catalogue came into effect on April 1, 2002. In the 2002 Catalogue, general trading (excluding dealerships) and logistics businesses were added to the encouraged category. Enterprises falling under this category can be wholly owned by foreign enterprises. The 2002 Catalogue allows motor vehicle distribution businesses to be wholly owned by foreign enterprises by the end of 2006. In November 2004, a newly revised “Foreign Investment Industries Guidance Catalogue” (the “2004 Catalogue”) was promulgated to replace the 2002 Catalogue. The 2004 Catalogue came into effect on January 1, 2005 and did not amend the provisions in the 2002 Catalogue with respect to motor vehicle distribution. ACG intends to and is in the process of converting the existing contractual arrangements into direct equity interests owned by ACG.

ACG’s PRC Counsel, Zhong Lun Law Firm, advised that there is no foreseeable legal impediment to the conversion of these contractual arrangements to a direct ownership structure, or to the conversion of all of ACG’s other contractual arrangements since the applicable foreign investment restrictions have been lifted and conversion of all such arrangements would not adversely affect the tax payments and other financial matters of ACG. Due to the various necessary submission and approval procedures, the conversion for the above-mentioned companies is still in process. If before the completion of such conversion, any of these contractual arrangements is challenged by the governmental authorities, or the contracts for such arrangements are breached by the counterparties and ACG is unable to obtain a judgment to its favor to enforce its contractual rights, or if there is any change of the PRC laws or regulations to explicitly prohibit such arrangements, ACG may lose control over, and revenues from, these companies, which will materially affect ACG’s financial condition and results of operations. Such conversion may include various approvals from governmental authorities and submissions of related documents (e.g. proper land use rights certificates and/or tenancy agreements for buildings), therefore there can be no assurance that such approval may be obtained in due course.

The shareholder of the Auto Kaiyuan Companies may have potential conflicts of interest with AutoChina, which may materially and adversely affect AutoChina’s business and financial condition.

ACG has contractual arrangements with respect to operating the business with the Auto Kaiyuan Companies, and the shareholder of Auto Kaiyuan Companies is Kaiyuan Real Estate, a company registered in the PRC and wholly owned by ACG’s Chairman and CEO, Mr. Yong Hui Li. Although Auto Kaiyuan Companies and Kaiyuan Real Estate have given undertakings to act in the best interests of ACG, AutoChina cannot assure you that when conflicts arise, these individuals will act in AutoChina’s best interests or that conflicts will be resolved in AutoChina’s favor.

AutoChina may lose the ability to use and enjoy assets held by the Auto Kaiyuan Companies that are important to the operation of its business if such entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of ACG’s contractual arrangements with the Auto Kaiyuan Companies and their shareholders, the Auto Kaiyuan Companies hold certain assets that are important to the operation of AutoChina’s business. If the Auto Kaiyuan Companies go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, ACG may be unable to continue some or all of its business activities, which could materially and adversely affect ACG’s or AutoChina’s business, financial condition and results of operations. If the Auto Kaiyuan Companies undergo a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering ACG’s ability to operate ACG’s business, which could materially and adversely affect ACG’s and AutoChina’s business, financial condition and results of operations.

Contractual arrangements ACG has entered into among its subsidiaries and the Auto Kaiyuan Companies may be subject to scrutiny by the PRC tax authorities and a finding that AutoChina, ACG or the Auto Kaiyuan Companies owe additional taxes could substantially reduce AutoChina’s consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. AutoChina or ACG could face adverse tax consequences if the PRC tax authorities determine that the contractual arrangements and transactions among its subsidiaries and the Auto Kaiyuan Companies do not represent an arm’s length price and adjust the income of AutoChina’s subsidiaries or that of the Auto Kaiyuan Companies in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the Auto Kaiyuan Companies, which could in turn increase its respective tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on AutoChina’s affiliated entity for underpayment of taxes. AutoChina’s consolidated net income may be materially and adversely affected if its affiliated entities’ tax liabilities increase or if it is found to be subject to late payment fees or other penalties.

General Risks Relating to Conducting Business in China

Adverse changes in political and economic policies of the PRC government could impede the overall economic growth of China, which could reduce the demand for automobiles and trucks and damage AutoChina’s business and prospects.

ACG conducts substantially all of its operations and generates most of its sales in China. Accordingly, AutoChina’s business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

▪	the higher level of government involvement and regulation;

▪	the early stage of development of the market-oriented sector of the economy;

▪	the rapid growth rate;

▪	the higher rate of inflation;

▪	the higher level of control over foreign exchange; and

▪	government control over the allocation of many resources.

As the PRC economy has been transitioning from a planned economy to a more market-oriented economy, the PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. While these measures may benefit the overall PRC economy, they may also have a negative effect on AutoChina.

Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways.

In the past 20 years, the PRC has been one of the world’s fastest growing economies measured in gross domestic product. However, in conjunction with recent slowdowns in economies of the United States and European Union, the growth rate in China has declined in recent quarters. Any further adverse change in the economic conditions or any adverse change in government policies in China could have a material adverse effect on the overall economic growth and the level of consumer spending in China, which in turn could lead to a reduction in demand for automobiles and consequently have a material adverse effect on AutoChina’s business and prospects.

The PRC legal system embodies uncertainties that could limit the legal protections available to AutoChina and its shareholders.

Unlike common law systems, the PRC legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. AutoChina’s PRC operating subsidiary, Chuanglian, is a wholly foreign-owned enterprise, and both will be subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. AutoChina’s PRC affiliated entities, the Auto Kaiyuan Companies, will be subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. For example, AutoChina may have to resort to administrative and court proceedings to enforce the legal protection that AutoChina enjoys either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection AutoChina enjoys than under more developed legal systems. Such uncertainties, including the inability to enforce AutoChina’s or ACG’s contracts and intellectual property rights, could materially and adversely affect AutoChina’s or ACG’s business and operations. In addition, confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, AutoChina cannot predict the effect of future developments in the PRC legal system, particularly with respect to the automobile sales and financing sectors, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to AutoChina and other foreign investors, including you.

Fluctuations in exchange rates could result in foreign currency exchange losses.

Because substantially all of ACG’s revenues and expenditures are denominated in Renminbi and the cash of AutoChina is denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect the relative purchasing power of such amounts and the amount ACG will spend in importing automobiles from overseas and ACG’s balance sheet and earnings per share in U.S. dollars. In addition, AutoChina and ACG report their financial results in U.S. dollars, and appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect their financial results reported in U.S. dollars terms without giving effect to any underlying change in their business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from and the value of any U.S. dollar-denominated investments AutoChina or ACG make in the future.

Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium- to long-term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

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

The discontinuation of any of the preferential tax treatments currently available to AutoChina’s PRC subsidiaries and the Auto Kaiyuan Companies could materially increase AutoChina’s tax liabilities.

Prior to January 1, 2008, under applicable PRC tax laws, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3%, respectively. Under the then applicable PRC tax laws, certain of AutoChina’s dealership subsidiaries were granted tax incentives in connection with compliance with the Employment Promotion Law and the Regulation for the Employment of Disabled Persons whereby the qualified subsidiaries were exempted from paying any income taxes for a period of two to three years or enjoyed a 50% discounted income tax rate. Effective January 1, 2008, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law (the “EIT Law”), under which foreign invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. Any increase in the enterprise income tax rate applicable to AutoChina could adversely affect AutoChina’s business, operating results and financial condition.

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

If the PRC tax authorities determine that either AutoChina or ACG is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, either AutoChina or ACG may be subject to enterprise income tax at a rate of 25% on its worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules, dividends paid to AutoChina from ACG’s PRC subsidiaries through ACG’s Hong Kong sub-holding company, assuming each such company is a “resident enterprise,” should qualify as “tax-exempt income,” AutoChina cannot guarantee that such dividends will not be subject to withholding tax. Finally, the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends AutoChina pays to its non-PRC shareholders and with respect to gains derived by AutoChina’s non-PRC shareholders from transferring AutoChina’s shares, if such income is considered PRC-sourced income by the relevant PRC authorities.

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

In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. AutoChina and ACG are actively monitoring the possibility of “resident enterprise” treatment for the 2008 tax year and AutoChina and ACG are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent AutoChina from using the proceeds AutoChina received from its business combination with ACG to make loans to AutoChina’s PRC subsidiaries and PRC affiliated entity or to make additional capital contributions to AutoChina’s PRC subsidiaries, which could materially and adversely affect AutoChina’s liquidity and AutoChina’s ability to fund and expand its business.

AutoChina is a Cayman Islands holding company conducting its operations though ACG, which is a Cayman Islands holding company conducting its operations in China through its PRC subsidiaries and its PRC affiliated entity, the Auto Kaiyuan Companies. Any loans AutoChina or ACG make to the PRC subsidiaries cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable PRC law, the government authorities must approve a foreign-invested enterprise’s registered capital amount, which represents the total amount of capital contributions made by the shareholders that have registered with the registration authorities. In addition, the authorities must also approve the foreign-invested enterprise’s total investment, which represents the total statutory capitalization of the company, equal to the company’s registered capital plus the amount of loans it is permitted to borrow under the law. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC law. AutoChina or ACG might have to make capital contributions to the PRC subsidiaries to maintain the statutory minimum registered capital and total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if AutoChina or ACG make loans to their PRC subsidiaries that do not exceed their current maximum amount of borrowings, AutoChina or ACG will have to register each loan with SAFE or its local counterpart for the issuance of a registration certificate of foreign debts. In practice, it could be time-consuming to complete such SAFE registration process.

Any loans AutoChina or ACG make to the PRC affiliated entity, which is treated as a PRC domestic company rather than a foreign-invested enterprise under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, international commercial loans to PRC domestic companies are subject to various government approvals.

AutoChina cannot assure you that it will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by AutoChina or ACG to the PRC subsidiaries or PRC affiliated entity or with respect to future capital contributions by AutoChina to its PRC subsidiaries. If AutoChina fails to complete such registrations or obtain such approvals, AutoChina’s ability to capitalize or otherwise fund its PRC operations may be negatively affected, which could adversely and materially affect its liquidity and its ability to fund and expand its business.

A failure by AutoChina’s shareholders or beneficial owners who are PRC citizens or residents to comply with certain PRC foreign exchange regulations could restrict AutoChina’s ability to distribute profits, restrict AutoChina’s overseas and cross-border investment activities or subject AutoChina to liability under PRC laws, which could adversely affect AutoChina’s business and financial condition.

In October 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore SPV undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. To further clarify the implementation of SAFE Circular 75, SAFE issued SAFE Circular 106 on May 29, 2007. Under SAFE Circular 106, PRC subsidiaries of an offshore company governed by SAFE Circular 75 are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If AutoChina’s shareholders who are PRC citizens or residents do not complete their registration with the local SAFE authorities, AutoChina’s PRC subsidiaries will be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to AutoChina, and AutoChina may be restricted in its ability to contribute additional capital to its PRC subsidiaries .

AutoChina is committed to complying, and to ensuring that AutoChina’s shareholders, who are PRC citizens or residents, comply with the SAFE Circular 75 requirements. AutoChina believes that all of its PRC citizen or resident shareholders and beneficial owners have completed their required registrations with SAFE, or are otherwise in the process of registering. However, AutoChina may not at all times be fully aware or informed of the identities of all AutoChina’s beneficial owners who are PRC citizens or residents, and AutoChina may not always be able to compel AutoChina’s beneficial owners to comply with the SAFE Circular 75 requirements. As a result, AutoChina cannot assure you that all of its shareholders or beneficial owners who are PRC citizens or residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 75 or other related regulations. Failure by any such shareholders or beneficial owners to comply with SAFE Circular 75 could subject AutoChina to fines or legal sanctions, restrict AutoChina’s overseas or cross-border investment activities, limit AutoChina’s subsidiaries’ ability to make distributions or pay dividends or affect AutoChina’s ownership structure, which could adversely affect AutoChina’s business and prospects.

Restrictions on currency exchange may limit ACG’s ability to utilize ACG’s revenues effectively and the ability of ACG’s PRC subsidiaries to obtain financing.

Substantially all of ACG’s revenues and operating expenses are denominated in Renminbi. Restrictions on currency exchange imposed by the PRC government may limit ACG’s ability to utilize revenues generated in Renminbi to fund ACG’s business activities outside China, if any, or expenditures denominated in foreign currencies. Under current PRC regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. ACG’s PRC subsidiaries may also retain foreign exchange in their respective current account bank accounts, subject to a cap set by SAFE or its local counterpart, for use in payment of international current account transactions.

However, conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of ACG’s PRC subsidiaries to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from the parent entity.

Any existing and future restrictions on currency exchange may affect the ability of ACG’s PRC subsidiaries or affiliated entity to obtain foreign currencies, limit ACG’s ability to utilize revenues generated in Renminbi to fund ACG’s business activities outside China that are denominated in foreign currencies, or otherwise materially and adversely affect ACG’s business.

You may experience difficulties enforcing foreign judgments or bringing original actions in China based on U.S. judgments against AutoChina, ACG, their subsidiaries and variable interest entities, officers, directors and shareholders, and others.

We have appointed CT Corporation System located at 111 Eighth Avenue, 13/F, New York, New York 10011 as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York, and intend to abide by judgments entered by such courts in such actions.

Notwithstanding, substantially all of AutoChina’s assets are located outside of the United States, and most of AutoChina’s current directors and executive officers reside outside of the United States. In addition, the PRC does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the United States or many other countries. As a result, recognition and enforcement in the PRC of these judgments in relation to any matter, including United States securities laws and the laws of the Cayman Islands, may be difficult or impossible. Furthermore, an original action may be brought in the PRC against AutoChina’s assets, its subsidiaries, officers, directors, shareholders and advisors only if the actions are not required to be arbitrated by PRC law and the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with such an original action, a PRC court may award civil liabilities, including monetary damages.

AutoChina may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, AutoChina will be classified as a PFIC for any taxable year in which either (1) at least 75% of its gross income (looking through certain corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (looking through certain corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If AutoChina is determined to be a PFIC for any taxable year (or portion thereof) of AutoChina that is included in the holding period of a U.S. Holder (as defined in the section of this report captioned ‘‘Taxation–United States Federal Income Taxation–General’’) for AutoChina’s ordinary shares or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. AutoChina’s actual PFIC status for the 2009 taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to AutoChina’s status as a PFIC for the 2009 taxable year or any future taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this report captioned ‘‘Taxation—United States Federal Income Taxation—Tax Consequences to U.S. Holders of Ordinary Shares and Warrants—Passive Foreign Investment Company Rules.’’

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS OVERVIEW

AutoChina International Limited (“AutoChina”) is a holding company whose primary business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (together with its subsidiaries and affiliated entities, “ACG”).

AutoChina was incorporated in the Cayman Islands on October 16, 2007 under the name “Spring Creek Acquisition Corp.” as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in Greater China (including Hong Kong, Macau and Taiwan).

On April 9, 2009, we acquired all of the outstanding securities of ACG from Honest Best Int’l Ltd., resulting in ACG becoming a wholly owned subsidiary of AutoChina. Promptly after the business combination with ACG, we changed our name to “AutoChina International Limited.”

Prior to the business combination with ACG, AutoChina had no operating business.

ACG was incorporated on July 27, 2007 in the Cayman Islands by Chairman and CEO, Yong Hui Li. Prior to the business combination, ACG operated in two primary business segments: (i) the commercial vehicle sales and leasing segment, which provides financing to customers to purchase commercial vehicles, and (ii) the automotive dealership segment, which sells branded automobiles through its nationally recognized dealer network.

On June 15, 2009, ACG agreed to sell its automotive dealership segment pursuant to the terms of an acquisition agreement entered into between Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”) and Xinjiang Guanghui Industry Investment (Group) Co. (“Xinjiang”). ACG controls Hebei Kaiyuan through certain contractual arrangements. In consideration of the acquisition, Xinjiang will pay Hebei Kaiyuan approximately RMB470 million ($68.8 million). ACG expects the sale to be consummated by the end of November 2009. If the transaction is consummated, then ACG’s business will consist solely of its commercial vehicle sales and leasing segment. Although ACG anticipates that the transaction will be consummated, if the transaction is not consummated, ACG will continue to own and operate the automotive dealership segment.

The business combination was accounted for as a reverse recapitalization since, immediately following completion of the transaction, the shareholders of ACG immediately prior to the transaction had effective control of the Company through (1) their majority shareholder interest in the combined entity, (2) significant representation on the Board of Directors (initially two out of five members), with three other board members being independent of both the Company and ACG, and (3) being named to all of the senior executive positions. For accounting purposes, ACG was deemed to be the accounting acquirer in the transaction and, consequently, the business combination was treated as a recapitalization of ACG (i.e., a capital transaction involving the issuance of stock by the Company for the stock of AutoChina). Accordingly, the combined assets, liabilities and results of operations of ACG became the historical financial statements of the Company at the closing of the transaction, and the Company’s assets (primarily cash and cash equivalents), liabilities and results of operations were consolidated with ACG beginning on the closing date. No step-up in basis or intangible assets or goodwill was recorded in this transaction. All direct costs of the transaction were charged to operations in the period that such costs were incurred.

From its inception until April 2008, ACG’s business consisted solely of an automotive dealership engaged in sales of automobiles and spare parts and after sales services consisting of automobile franchises located primarily in Hebei Province of China. During this time period, ACG offered an extensive range of automotive products and services, including new automobiles, automobile maintenance, replacement parts, collision repair services, financing, and insurance consulting and other aftermarket service contracts. In April 2008, ACG commenced providing commercial vehicle sales and leasing services, which provided financing to customers to acquire heavy trucks in China. As of September 30, 2008, ACG operated 48 commercial vehicle financing centers and 26 automotive dealership stores located primarily in various cities and towns throughout the Northern regions of China. By December 31, 2008, ACG’s commercial vehicle financing facilities expanded to 103 centers primarily located in major areas in Hebei, Henan, Shanxi and Shandong provinces, Inner Mongolia Autonomous Region and Tianjin. An additional two centers opened in the first six months of 2009, and an additional 45 centers opened during the third quarter of 2009, bringing the total number of centers to 150 as of September 30, 2009.

Although ACG was incorporated in 2007, its automotive dealership business (through predecessor entities) has been in operation since 2000. ACG’s automotive dealership revenues grew between 80% and 93% per annum over the past three years. In 2000, Hebei Liantuo Auto Trade Co., Ltd. (“Liantuo”) was incorporated in China and started to engage in the automobile dealership businesses. AutoChina’s Chairman and CEO, Mr. Yong Hui Li, was at the time an indirect minority investor (a beneficial owner of approximately 40% equity interest) of Liantuo. Since 2003, Mr. Li invested in majority equity interests of 5 other dealership stores, namely Hebei Meifeng Auto Sales and Service Co., Ltd, Hebei Shenkang Auto Trade Co., Ltd, Yuhua Fengtian Auto Sales and Service Co., Ltd, Hebei Shenwen Auto Trade Co., Ltd. and Hebei Shengjie Auto Trade Co., Ltd through Kaiyuan Real Estate, a company registered in the PRC and wholly owned by Mr. Yong Hui Li. In August 2005, Hua An Investment was formed and became the holding company to own and operate all of the Group’s dealership business. In December 2006, Hua An Investment acquired additional 30% interests in Liantuo and Liantuo became ACG’s subsidiary.

As of June 30, 2009, ACG’s commercial vehicle financing network consisted of the following facilities in the indicated regions: (i) Hebei Province (43 commercial vehicle financing centers), (ii) Shanxi Province (30 commercial vehicle financing centers), (iii) Shandong Province (30 commercial vehicle financing centers), (iv) Henan Province (28 commercial vehicle financing centers), (v) Shaanxi Province (5 commercial vehicle financing centers), (vi) Tianjin (2 commercial vehicle financing centers), (vii) Beijing (2 commercial vehicle financing centers) and (viii) Inner Mongolia Autonomous Region (10 commercial vehicle financing centers). Each region (except for Shaanxi Province, which is currently managed by Inner Mongolia Autonomous Region) is managed by a regional general manager reporting directly to the vice president of the commercial vehicle financing business and a regional financial controller reporting directly to ACG’s Chief Financial Officer. In addition, all dealership stores located in Hebei province are managed by the general manager of dealerships, who reports to the Chief Executive Officer directly. The finance manager in charge of dealerships also reports to ACG’s Chief Financial Officer directly.

During the past years, ACG grew its dealership business primarily through acquisitions. ACG typically sought to acquire large, profitable, well-established and well-managed dealerships that are leaders in their respective market areas. From January 1, 2005 through December 31, 2008, ACG acquired 23 dealership stores and disposed of or terminated 3 dealership stores. All of the 150 commercial vehicle financing centers are newly established in 2008 and 2009.

ACG opened an aggregate of 103 commercial vehicle financing centers in 2008. From January 1, 2009 through June 30, 2009, ACG opened two additional financing centers, one in Beijing and one in the Inner Mongolia Autonomous Region. In the third quarter of 2009, an additional 45 centers were opened, bringing the total number of centers to 150 as of September 30, 2009. ACG plans to continue the opening of the new commercial vehicle financing centers to increase market share in the Northern region of China. ACG expects to have at least 150 financing centers by the end of 2009 even though it plans to close under-performing stores, and believes that its current financing arrangements including the expected proceeds from the planned sale of the consumer vehicle dealership business would be sufficient to meet its planned expansion of financing operations in the foreseeable future.

Each acquisition has been accounted for as a purchase and the corresponding results of operations of these dealerships are included in ACG’s financial statements from the date of acquisition.

ACG’s operating results reflect the combined performance of each of its business activities, which include the sale of vehicles, commercial vehicle sales and leasing and insurance products, and parts, service and collision repair services. Historically, each of these activities has been directly or indirectly impacted by a variety of supply/demand factors, including vehicle inventories, consumer confidence, discretionary spending, availability and affordability of consumer credit, manufacturer incentives, fuel prices and interest rates. For example, during periods of sustained economic downturn or significant supply/demand imbalances, new vehicle sales may be negatively impacted as consumers tend to shift their purchases to used vehicles. Some consumers may even delay their purchasing decisions altogether, electing instead to repair their existing vehicles. In such cases, however, ACG believes the new vehicle sales impact on ACG’s overall business is mitigated by its ability to offer other products and services, such as used vehicles and parts, service and collision repair services.

ACG generally experienced higher volumes of vehicle sales for dealerships in the first and fourth calendar quarters of each year. This seasonality is generally attributable to consumer buying trends and the timing of manufacturer new vehicle model introductions.

As a result, ACG’s revenues, cash flows and operating income are typically lower in the second and third quarters and higher in the first and fourth quarters. Other factors unrelated to seasonality, such as changes in economic condition and manufacturer incentive programs, may exaggerate seasonality or cause counter-seasonal fluctuations in ACG’s revenues and operating income.

The recent global economic downturn resulted in lower than expected sales in the first quarter of 2009 in both of ACG’s business segments. However, the trend of sales in both business segments improved in the second quarter of 2009 primarily as a result of the Chinese Economic Stimulation Plan promulgated at the beginning of 2009 by the Chinese government in response to the global economic downturn. The Chinese Economic Stimulation Plan reduced the sales taxes of consumer vehicles which encourage customers to purchase consumer vehicles in the second quarter. The increased level of inventories during the first quarter reached a normal level when the sales improved in the second quarter. The selling prices were relatively stable over the period. Similarly, the Chinese Economic Stimulation Plan enabled the increase of capital investments throughout China. The resultant increased demand for commercial vehicles used in transportation and construction provided an opportunity for the Company to expand its commercial vehicle sales and leasing business. Prior to the introduction of the Chinese Economic Stimulation Plan, commercial vehicle sales had slowed, but in the second quarter of 2009 sales returned to normal levels. Throughout the period selling prices remained constant.

Pending Sale of Automotive Dealership Business

On June 15, 2009, ACG agreed to sell its automotive dealership business pursuant to the terms of an acquisition agreement entered into between Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”) and Shanghai Dexin Investment and Xinjiang Guanghui Industry Investment (Group) Co. (“Xinjiang”). ACG controls Hebei Kaiyuan through certain contractual arrangements. In consideration of the acquisition, Xinjiang will pay Hebei Kaiyuan approximately RMB470 million ($68.8 million). ACG expects the sale to be consummated during November 2009.

If the sale of ACG’s automotive dealership business is consummated, then ACG’s business will consist solely of its commercial vehicle sales and leasing business. Although ACG anticipates that the transaction will be consummated, if the transaction is not consummated, ACG will continue to own and operate the automotive dealership business.

At June 30, 2009, the assets and liabilities of the automotive dealership business were approximately $145.8 million and $103.4 million, or approximately 55% and 54% of total assets and total liabilities, respectively. For the six months ended June 30, 2009 and the year ended December 31, 2008, revenues of the automotive dealership business were approximately $249.4 million and $404.3 million, respectively, or approximately 77% and 92%, respectively, of total revenues for each period. The automotive dealership business provided net income of approximately $3.6 million and $6.9 million for the six months ended June 30, 2009 and the year ended December 31, 2008, respectively, or approximately 66% and 85%, respectively, of total net income for each period.

Additional information showing the financial impact of the pending sale of the automotive dealership business (a pro forma balance sheet as of June 30, 2009 and pro forma statements of income for the six months ended June 30, 2009 and the year ended December 31, 2008) are included in Note 25 to the condensed consolidated financial statements for the three months and six months ended June 30, 2009 and 2008 included in the prospectus that forms a part of our registration statement on Form F-1 filed with the SEC on May 25, 2009, as amended, to present the automobile dealership business segment as a discontinued operation, assuming that the sale of such segment had been completed subsequent to June 30, 2009.

The Company expects to utilize the net proceeds from the sale of the automotive dealership business to expand the Company’s commercial vehicle sales and financing business in China. The Company expects to initially generate lower revenues following the sale of the automotive dealership business, although the Company believes that its commercial vehicle business model provides a significant platform for growth, and this capital will allow for the Company to accelerate this process.

Since entering the commercial vehicle sales and financing business in March 2008, the Company has achieved significant scale via the opening of 150 branches through the first nine months of 2009. The proceeds from the sale of the dealership business are expected to allow the Company to substantially improve the profit margins of the commercial business by allowing the Company to internally fund vehicle purchases instead of using external borrowings. After closing this transaction, the Company expects gross margins to improve from current levels of approximately 4 - 7% to approximately 15 - 20% by the end of 2009.

The following discussion and financial information relates to periods prior to the acquisition of ACG by AutoChina.

Overview

For the years ended December 31, 2008, 2007 and 2006, ACG realized net income of $8.0 million, $4.8 million and $2.7 million, respectively.

ACG’s gross margins as a percentage of sales have been fairly consistent from year to year. Over the last three fiscal years, ACG’s gross margins as a percentage of sales have ranged between approximately 5.3% and 6.4%. ACG’s gross margins are set based upon the cost of the vehicle purchased, with higher-priced vehicles typically having higher gross margin percentages. In recent years, ACG’s gross margins have been improved by the increase in the average retail sales price (a function of a higher purchase price) and the tightened operating costs, mostly related to economy of scale and the tightened vehicle repair costs. Additionally, the newly commenced commercial vehicle sales and leasing business has enjoyed a gross margin of approximately 11.9%. ACG expects that the gross margin percentage will not change significantly in the near term.

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

2008 Compared to 2007

Revenues increased $148.2 million, or 50.3%, in fiscal 2008 as compared to fiscal 2007, as a result of (i) revenue growth from an additional five automotive dealership stores acquired during the period ($27.1 million), (ii) increased demand for automobiles ($84.8 million), and (iii) revenues from the newly commenced commercial vehicle sales and leasing business ($36.3 million).

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

Interest income, as a percentage of sales, remained unchanges at 0.1% in fiscal 2008 and 2007.

The effective income tax rate in fiscal 2008 was 26.9%. This rate is higher than the fiscal 2007 of 17.7% because effective January 1, 2008, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which most enterprises (including ACG) are subject to an income tax rate of 25%, and discontinued all the income tax exemptions enjoyed by AGC’s dealership subsidiaries.

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

Liquidity and Capital Resources

The following table sets forth certain historical information with respect to ACG’s statements of cash flows (in thousands):

	Years Ended December 31,
	2008	2007	2006
Net cash provided by (used in) operating activities	$19,053	$(732)	$3,498
Net cash used in investing activities	(26,349)	(3,315)	(16,425)
Net cash provided by financing activities	10,441	9,768	16,132
Effect of exchange rate change	1,441	(350)	(285)
Net increase in cash and cash equivalents	$4,586	$5,371	$2,920

Operating Activities. ACG generated $19.0 million from operating activities in fiscal 2008 and $3.5 million in fiscal 2006, while it used $0.7 million in fiscal 2007. In fiscal 2008, ACG had net income of $8.0 million, increased the net investment in sales-type leases by $23.7 million, increased the inventories by $6.6 million, decreased the prepaid expense and other current assets by $5.8 million. However, there were increases in the trade note payable by $22.8 million, an increase in customer deposits, related party by $16.1 million, and a decrease in accounts payable by $4.6 million. The remaining balance of $1.2 million arises from changes in floor plan note payables, customer deposits, income tax payable, deposits for inventories, depreciation and amortization and other items.

In fiscal 2007, ACG had net income of $4.8 million, increased deposits for inventories by $9.0 million. On the other hand, there was increase in the floor plan notes payables – manufacturing affiliated by $3.6 million, increase in trade note payables by $3.5 million and decrease in other payables and accrued liabilities by $3.5 million. The remaining balance of $0.1 million arose from changes in inventories, prepaid expense and other current assets, depreciation and amortizations and other items.

In fiscal 2006, ACG had net income of $2.7 million, increased inventories by $10.6 million, increased prepaid expense and other current assets by $4.6 million and decreased deposits for inventories by $5.3 million. On the other hand, there was an increase in the trade note payables by $12.1 million, increase in floor plan notes payables – manufacturing affiliated by $2.4 million, and decrease in accounts payable by $4.8 million. The remaining balance of $1.0 million arisen from changes in accounts receivables, depreciation and amortizations and other items.

Since ACG continued to expand its automotive dealership business since 2006 and commenced its commercial vehicle sales and leasing business in 2008, cash flow from operating activities fluctuated throughout the period.

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

Financing Activities. Net cash provided by financing activities was $10.4 million in fiscal 2008, $9.8 million in fiscal 2007 and $16.1 million in fiscal 2006. In fiscal 2008, ACG increased total net borrowings and floor plan borrowings by $0.5 million and had a capital contribution of $11.4 million from its shareholders. It has also obtained proceed from the financing arrangement with an affiliate for $2.3 million in fiscal 2008 and paid dividends to the minority shareholders by $3.8 million. ACG increased total net borrowings by $0.6 million and $5.4 million during fiscal 2007 and 2006, respectively. In addition, it had capital contributions of $8.4 million and $10.0 million from its shareholders, during the fiscal 2007 and 2006, respectively.

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

ACG expanded dealerships significantly in 2006, and the capital expenditures have continuously increased thereafter. After ACG restructured its dealerships in 2007, cash used in investing activities declined. Since April 2008, a significant amount of capital ($2.1 million) has been used in connection with the commencement of ACG’s commercial vehicle sales and leasing business. Additional capital expenditures were also required to update existing dealerships.

At December 31, 2008, ACG had $17.4 million of cash on hand, with $17.3 million of cash held in Renminbi. On a short-term basis, ACG’s principal sources of liquidity include income from operations and short-term borrowings from financial institutions including notes payables and trade notes payable. On a longer-term basis, ACG expects its principal sources of liquidity to consist of income from operations, borrowings from financial institutions and/or fixed interest term loans. Further, while ACG has no specific plans to issue debt or equity securities, ACG believes, if necessary, it could raise additional capital through the issuance of such securities or shareholders loans.

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

Floor plan notes payable—manufacturer affiliated relates to the committed facility lines entered into with several financial institutions affiliated with automobile manufacturers to finance most of the new automobile inventories. It was $12.4 million at December 31, 2008, (an increase of $1.6 million (14.5%) compared with December 31, 2007). It increased as a result of the increased level of automobile inventories. The floor plan notes payables bear interest at rates in the range of 6.64% to 9.36% as of December 31, 2008 and are generally for a term in a range of 6 months to 1 year. However, certain floor plan notes payable are interest free in the event the note is repaid in 60-90 days.

Trade notes payable were bank guaranteed promissory notes which were secured by cash deposits with banks (restricted cash) and certain automobile inventories. It was $60.1 million on December 31, 2008, which increased by $24.3 million (67.8%) as compared with December 31, 2007. The increase resulted from the increased level of automobile inventories and revenue growth. The trade notes payable are non-interest bearing and generally mature within six months. As the Company expects to continue to grow the business, the trade note payable will likely increase accordingly.

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

Regulations on Dividend Distribution

The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

▪	The Sino-foreign Equity Joint Venture Law (1979), as amended;

▪	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

▪	The Sino-foreign Cooperative Enterprise Law (1988), as amended;

▪	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

▪	The Foreign Investment Enterprise Law (1986), as amended; and

▪	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

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

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No. 51. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with earlier adoption prohibited. This statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51s consolidation procedures for consistency with the requirements of SFAS No.141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. ACG is currently evaluating the impact of this new statement on ACG’s financial condition and results of operations.

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

ITEM 18.           FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.           EXHIBITS

Exhibit No.	Description

3.1	Certificate of Incorporation*

3.2	Second Amended and Restated Memorandum and Articles of Association †

4.1	Specimen Ordinary Share Certificate*

4.2	Specimen Unit Certificate*

4.3	Specimen Warrant Certificate*

10.1	Form of Share Escrow Agreement between the Registrant, American Stock Transfer & Trust Company and the Founding Shareholders*

10.2	Share Exchange Agreement**

10.3	Form of Indemnification Agreement**

10.4	Form of Registration Rights Agreement among the Registrant and the Founding Shareholders**

10.5	Guarantee Agreements**

Exhibit No.	Description

10.6	Form of AutoChina International Limited 2009 Equity Incentive Plan***

10.7	Executive Employment Agreement between the Registrant and Yong Hui Li, dated April 9, 2009 †

10.8	Executive Employment Agreement between the Registrant and Johnson Lau, dated April 9, 2009 †

10.9	Executive Employment Agreement between the Registrant and Wei Xing, dated April 9, 2009 †

10.10	Executive Employment Agreement between the Registrant and Chen Lei, dated April 9, 2009 †

10.11	Executive Employment Agreement between the Registrant and Jason Wang, dated July 16, 2009 ††

14	Code of Ethics****

21.1	Subsidiaries of the Registrant**

31.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

31.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

32	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

***Incorporated by reference to AutoChina’s Final Proxy Statement, filed with the SEC on Form 6-K filed March 11, 2009.

****Incorporated by reference to AutoChina’s Annual Report, filed with the SEC on Form 20-F filed June 9, 2009.

† Incorporated by reference to Registration Statement on Form F-1, filed with the SEC on Form F-1 filed May 29, 2009.

†† Incorporated by reference to Exhibit 10.1 to AutoChina’s Current Report, filed with the SEC on Form 6-K filed July 21, 2009.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUTOCHINA INTERNATIONAL LIMITED

By:	/s/ Yong Hui Li
Yong Hui Li
Chief Executive Officer

November 6, 2009

AUTOCHINA GROUP INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of AutoChina Group Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of AutoChina Group Inc. and Subsidiaries as of December 31, 2008, and the related consolidated statements of income and other comprehensive income, stockholders' equity, and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2008 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2008, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Sherman Oaks, California	/s/ Crowe Horwath LLP
April 28, 2009 except for Note 23 for which the date is November 6, 2009.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders
AutoChina Group Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of AutoChina Group Inc. and Subsidiaries (the “Company”) as of December 31, 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the two year period ended December 31, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America, as promulgated by the American Institute of Certified Public Accountants.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company was not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting.  Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Auto China (Cayman) Limited and subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and cash flows for each of the years in the two year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

/s/ Grobstein, Horwath & Company LLP

Sherman Oaks, California
November 26, 2008

AUTOCHINA GROUP INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2008	2007

ASSETS
Current assets
Cash and cash equivalents	$17,406	$12,820
Restricted cash	40,824	24,734
Accounts receivable	4,272	2,104
Inventories	37,463	26,910
Deposits for inventories	21,621	21,524
Prepaid expenses and other current assets	5,474	9,396
Due from affiliates	-	5,487
Due from unconsolidated subsidiary	529	-
Current maturities of net investment in sales-type leases	14,867	-
Deferred income tax assets	1,020	177
Assets of discontinued operations	-	6,755
Total current assets	143,476	109,907

Investment in unconsolidated subsidiaries	229	770
Property, equipment and leasehold improvements, net	26,907	18,030
Net investment in sales-type leases, net of current maturities	8,492	-
Net non-current deferred income tax assets	-	6
Goodwill	941	170

Total assets	$180,045	$128,883

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA GROUP INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS - Continued
(In thousands, except share and per share data)

	December 31,
	2008	2007

LIABILITIES AND EQUITY
Current liabilities
Floor plan notes payable - manufacturer affiliated	$12,379	$10,808
Floor plan notes payable - non-manufacturer affiliated	-	685
Notes payable	3,921	6,725
Trade notes payable	60,134	35,828
Notes payable, related parties	-	12,538
Accounts payable	1,270	1,324
Accounts payable, related parties	2,272	-
Other payables and accrued liabilities	5,189	3,101
Due to affiliates	5,894	2,075
Customer deposits	3,224	5,527
Customer deposits, related party	16,095	-
Income tax payable	1,674	725
Liabilities of discontinued operations	-	5,281
Total current liabilities	112,052	84,617

Long term debt
Net deferred income tax liabilities	405	-
Total liabilities	112,457	84,617

Equity
Preferred shares, $0.001 par value, authorized – 1,000,000 shares; issued – none	-	-
Ordinary shares - $0.001 par value, authorized 50,000,000 shares; issued – 8,606,250 shares; outstanding – 7,745,625 shares	9	9
Additional paid-in capital	35,912	24,470
Statutory reserves	741	62
Retained earnings	17,791	10,427
Accumulated other comprehensive income	6,185	2,837
Total shareholders’ equity	60,638	37,805
Noncontrolling interests	6,950	6,461
Total equity	67,588	44,266

Total liabilities and equity	$180,045	$128,883

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Years Ended December 31,
	2008	2007	2006

Revenues
New automobiles	$365,916	$270,508	$145,960
Commercial vehicles	34,059	-	-
Parts and services	40,218	24,003	6,682
Finance and insurance	2,631	154	54

Total revenues	442,824	294,665	152,696

Cost of sales
New automobiles	351,037	258,610	139,437
Commercial vehicles	31,970	-	-
Parts and services	31,665	18,571	5,209

Total cost of sales	414,672	277,181	144,646

Gross profit	28,152	17,484	8,050

Operating expenses
Selling and marketing	6,692	3,944	2,439
General and administrative	7,506	5,402	2,444
Other income, net	(836)	(355)	(97)

Total operating expenses	13,362	8,991	4,786

Income from operations	14,790	8,493	3,264

Other income (expense)
Floor plan interest expense	(1,020)	(601)	(255)
Other interest expense	(1,785)	(1,510)	(468)
Interest income	560	288	125
Equity in earnings (loss) of unconsolidated subsidiaries	(40)	139	417

Other expense, net	(2,285)	(1,684)	(181)

Income from continuing operations before income taxes	12,505	6,809	3,083

Income tax provision (benefit)	3,009	983	(29)

Income from continuing operations	9,496	5,826	3,112

Income (loss) from discontinued operations, net of taxes	(144)	209	(87)

Net income	9,352	6,035	3,025

Less: Net income attributable to noncontrolling interests	(1,309)	(1,260)	(283)

Net income attributable to shareholders	$8,043	$4,775	$2,742

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME - Continued
(In thousands, except share and per share data)

	Years Ended December 31,
	2008	2007	2006

Earnings (loss) per share – basic and diluted
Continuing operations	$1.06	$0.59	$0.37
Discontinued operations	(0.02)	0.03	(0.01)
	$1.04	$0.62	$0.36

Weighted average common shares – basic and diluted	7,745,625	7,745,625	7,745,625

Amounts attributable to shareholders
Income from continuing operations, net of taxes	$8,187	$4,566	$2,829
Discontinued operations, net of taxes	(144)	209	(87)
Net income	$8,043	$4,775	$2,742

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF EQUITY
 (In thousands, except share and per share data)

	Ordinary Shares		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive	Non- controlling	Total
	Shares	Amount	Capital	Reserves	Earnings	Income	Interest	Equity

Balance, December 31, 2006	8,606,250	$9	$16,088	$5	$5,709	$724	$5,978	$28,513
Capital contributions	—	—	8,382	—	—	—	—	8,382
Net change in noncontrolling interest from the acquisition and disposal of equity in subsidiaries	—	—	—	—	—	—	(1,035)	(1,035)
Other comprehensive income – foreign currency translation adjustments	—	—	—	—	—	2,113	258	2,371
Appropriations to statutory reserves	—	—	—	57	(57)	—	—	—
Net income for the year ended December 31, 2007	—	—	—	—	4,775	—	1,260	6,035
Balance, December 31, 2007	8,606,250	9	24,470	62	10,427	2,837	6,461	44,266
Capital contributions	—	—	11,442	—	—	—	—	11,442
Net change in noncontrolling interest from the acquisition and disposal of equity in subsidiaries	—	—	—	—	—	—	(932)	(932)
Other comprehensive income – foreign currency translation adjustments	—	—	—	—	—	3,348	—	3,348
Appropriations to statutory reserves	—	—	—	679	(679)	—	112	112
Net income for the year ended December 31, 2008	—	—	—	—	8,043	—	1,309	9,352
Balance, December 31, 2008	8,606,250	$9	$35,912	741	$17,791	$6,185	$6,950	$67,588

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,
	2008	2007	2006
Cash flow from operating activities
Net income attributable to shareholders	$8,043	$4,775	$2,742
Adjustments to reconcile net income attributable to shareholders to net cash provided by (used in) operating activities:
Depreciation and amortization	3,164	1,707	1,073
Gain on disposal of property, equipment and leasehold improvements	27	-	-
Deferred income taxes	(432)	(129)	(86)
Equity in earnings of unconsolidated subsidiaries	(190)	(139)	(417)
Noncontrolling interests	1,309	1,260	283
Changes in operating assets and liabilities, net of acquisitions and divestitures:
(Increase) decrease in -
Accounts receivable	(606)	(234)	(988)
Net investment in sales-type leases	(23,712)	-	-
Inventories	(6,615)	(2,103)	(10,576)
Deposits for inventories	2,122	(9,016)	5,260
Prepaid expense and other current assets	5,797	(1,310)	(4,610)
Increase (decrease) in -
Floor plan notes payable - manufacturer affiliated	(3,813)	3,569	2,388
Trade notes payable	22,786	3,510	12,083
Accounts payable	(4,633)	373	(4,812)
Other payable and accrued liabilities	2,086	(3,350)	328
Customer deposits	(3,133)	179	654
Customer deposits, related party	16,095	-	-
Income tax payable	758	399	137
Net cash provided by (used in) discontinued operations	-	(223)	39
Net cash provided by (used in) operating activities	19,053	(732)	3,498

Cash flow from investing activities
Business acquisitions, net of cash acquired	(3,638)	(1,848)	4,867
Investment in unconsolidated subsidiaries	-	(205)	(487)
Purchase of property, equipment, and leasehold improvements	(11,029)	(3,766)	(3,470)
Proceeds from the sale of property, equipment and leasehold improvements	1,726	96	64
Cash received from sale of unconsolidated subsidiaries’ equity	432	924	-
Cash received from sales of discontinued subsidiaries’ equity	1,986	332	-
Cash relinquished upon sales of discontinued subsidiaries’ equity	(5,368)	-	-
(Increase) decrease in restricted cash	(10,458)	1,152	(17,399)
Net cash used in investing activities	(26,349)	(3,315)	(16,425)

Cash flow from financing activities
Floor plan borrowings - non-manufacturer affiliated, net	(720)	44	640
Proceeds from borrowings	21,710	2,937	1,563
Repayments of borrowings	(20,458)	-	(9,067)
Proceeds from affiliates	2,272	-	-
Notes payable, related parties	-	(2,404)	12,283
Capital contributions	11,442	8,382	10,002
Dividends paid to minority shareholders	(3,805)	-	-
Others	-	809	711
Net cash provided by financing activities	10,441	9,768	16,132

Effect of foreign currency translation on cash	1,441	(350)	(285)

Net increase in cash and cash equivalents	4,586	5,371	2,920
Cash and cash equivalents, beginning of year	12,820	7,449	4,529
Cash and cash equivalents, end of year	$17,406	$12,820	$7,449
The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW - Continued
(In thousands)

	Years Ended December 31,
	2008	2007	2006
Supplemental Disclosure of Cash Flow Information:
Interest paid	$406	$1,890	$873
Income taxes paid	$2,856	$873	$37

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA GROUP INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

(1) DESCRIPTION OF BUSINESS

AutoChina Group Inc. (formerly KYF Inc.) (“AutoChina” or the “Company”) is a holding company incorporated in the Cayman Islands on July 26, 2007. The Company and its subsidiaries and variable interest entities (“VIE”) (collectively referred to as the “Group”) are an integrated automotive dealership engaged in sales of automobiles and spare parts and after sales services consisting of 15 new automobile franchises in 25 auto dealerships, which are located primarily in Hebei Province of the People’s Republic of China (the “PRC” or “China”). The Group offers an extensive range of automotive products and services, including new automobiles, auto maintenance, replacement parts, collision repair services, financing, and insurance consulting and other aftermarket service contracts. In April 2008, the Company commenced the business of commercial vehicle sales and leasing, which provides leasing services for customers to acquire heavy trucks in China, which the leases generally expire over 2 years. On August 8, 2008, the Company changed its name from KYF Inc. to AutoChina Group Inc.

The Company’s business is mainly operated by four companies, Hebei Hua An Investment Co., Ltd, Hebei Huiyin Investment Co., Ltd, Hebei Shijie Kaiyuan Logistics Co., Ltd. and Hebei Shijie Kaiyuan Auto Trade Co., Ltd. (collectively referred to as the “Auto Kaiyuan Companies”) which are limited liability corporations established under the laws of the PRC. On November 26, 2008, through the Company’s wholly owned subsidiary, Hebei Chuanglian Trade Co., Ltd., the Company executed a series of contractual arrangements with the Auto Kaiyuan Companies and their shareholder (the “Enterprise Agreements”). Pursuant to the Enterprise Agreements, the Company has exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholders, and generally has control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies are considered VIEs and the Company is the primary beneficiary. The Company’s relationships with the Auto Kaiyuan Companies and their shareholder are governed by the Enterprise Agreements between Hebei Chuanglian Trade Co., Ltd. and each of the Auto Kaiyuan Companies, which are the operating companies of the Company in the PRC.

As a result, the Auto Kaiyuan Companies are deemed to be subsidiaries of the Company under FASB Interpretation - FIN 46(R): Consolidation of Variable Interest Entities (as amended) (“FIN 46 (R)”). Details of the Enterprise Agreements are as follows:

Assignment of Voting Rights

The shareholder of the Auto Kaiyuan Companies irrevocably agreed to assign all of its voting rights to the Company for all business resolutions. As a result, the Company has direct control of the Board of Directors and has authority to appoint the majority of the Board of Directors which makes it the primary controlling shareholder of the Auto Kaiyuan Companies.

Management and Operating Agreement

The Company is engaged to exclusively manage and operate the sales and service of the 25 automotive dealerships held by the Auto Kaiyuan Companies, including the development of sales and marketing strategy, management of customer services, daily operations, financial management, employment issues and all other related operating and consulting services. Furthermore, the Auto Kaiyuan Companies agree that without the prior consent of the Company, the Auto Kaiyuan Companies will not engage in any transactions that could materially affect their respective assets, liabilities, rights or operations, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of their assets or intellectual property rights in favor of a third party or transfer of any agreements relating to their business operation to any third party. The management and operating agreement was entered on  November 26, 2008, has a term of 10 years and will be extended for another 10 years automatically unless the Company files a written notice at least 3 months prior to the expiration of this agreement.

Equity Interest Transfer Agreement

The shareholder of the Auto Kaiyuan Companies agreed to transfer all of its assets to the Company and the Company has an exclusive, irrevocable and unconditional right to purchase, or cause the Company’s designated party to purchase, from such shareholder, at the Company’s sole discretion, part or all of the shareholders’ equity interests in the Auto Kaiyuan Companies when and, to the extent that, applicable PRC Laws permit the Company to own part or all of such equity interests in the Auto Kaiyuan Companies. According to the Exclusive Equity Interest Transfer Agreement, the purchase price to be paid by the Company to the shareholder of the Auto Kaiyuan Companies will be the minimum amount of consideration permitted by applicable PRC Law at the time when such share transfer occurs.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement, the Auto Kaiyuan Companies and their shareholder agreed to pledge all of its equity interest and operating profits to guarantee the performance of the Auto Kaiyuan Companies in the obligation under the Equity Interest Transfer Agreement. In the event of the breach of any conditions of the Equity Interest Transfer Agreement, the Company is entitled to enforce its pledge rights over the equity interests of the Auto Kaiyuan Companies for any losses suffered from the breach.

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Preparation and Presentation:

On February 4, 2009, the Company and its shareholders entered into a share exchange agreement with AutoChina International Limited (formerly Spring Creek Acquisition Corp.)  (“ACL”). On April 9, 2009, acquired all of the outstanding securities of the Company were acquired by ACL, resulting in the Company becoming a wholly-owned subsidiary of ACL (the “Business Combination”). In conjunction with the acquisition, Spring Creek Acquisition Corp subsequently changed its name to AutoChina International Limited.

The Business Combination was accounted for as a reverse recapitalization since, immediately following completion of the transaction, the shareholders of the Company immediately prior to the Business Combination had effective control of ACL through (1) their majority shareholder interest in the combined entity, (2) significant representation on the Board of Directors (initially two out of five members), with three other board members being independent of both the Company and ACL, and (3) being named to all of the senior executive positions. For accounting purposes, the Company was deemed to be the accounting acquirer in the transaction and, consequently, the transaction was treated as a recapitalization of the Company (i.e., a capital transaction involving the issuance of stock by ACL for the stock of the Company). Accordingly, the combined assets, liabilities and results of operations of the Company became the historical financial statements of ACL at the closing of the transaction, and ACL’s assets (primarily cash and cash equivalents), liabilities and results of operations were consolidated with the Company beginning on the acquisition date. No step-up in basis or intangible assets or goodwill was recorded in this transaction. All direct costs of the transaction were charged to operations in the period that such costs were incurred.

The consolidated financial statements issued following a reverse acquisition are those of the accounting acquirer for all periods required presented, and are retroactively adjusted to reflect the capital structure of the legal parent, the accounting acquiree.  Comparative information presented in those consolidated financial statements is also retroactively adjusted to reflect the capital structure of the legal parent, the accounting acquiree.

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and include the financial statements of the Company, its subsidiaries and variable interest entities (“VIEs”). All significant inter-company balances and transactions have been eliminated in consolidation. All significant inter-company balances and transactions have been eliminated. Investments in non-consolidated subsidiaries, typically representing an ownership interest in the voting stock of the subsidiaries of between 20% and 50%, are stated at cost of acquisition plus the Company’s equity in undistributed net income or proportionate share of net losses since acquisition.

The accounts of the Auto Kaiyuan Companies are consolidated in the accompanying financial statements pursuant to FIN 46(R). As a VIE, the Auto Kaiyuan Companies’ sales are included in the Company's total sales, its income from operations is consolidated with the Company’s, the assets and liabilities of the Auto Kaiyuan Companies are consolidated with the Company’s, and the Company’s net income includes all of the Auto Kaiyuan Companies’ net income.

Pursuant to FIN 46 (R), a VIE is required to be consolidated if a party with an ownership, contractual or other financial interest in the VIE, is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both. A variable interest holder that consolidates the VIEs is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities, and non-controlling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46(R) provides a new framework for identifying VIEs and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

A VIE is a corporation, partnership, limited liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

The Company consolidated the Auto Kaiyuan Companies as the Auto Kaiyuan Companies were deemed to be the VIEs and the Company the primary beneficiary of the Auto Kaiyuan Companies as a result of the execution of a series of enterprise agreements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The most significant estimates and related assumptions include the assessment of the provision for doubtful accounts, the assessment of the impairment of tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, and the purchase price allocation on acquisitions. Actual results could differ from these estimates.

Currency Reporting

The Company’s operations in China use the local currency, Renminbi (“RMB”), as its functional currency, whereas amounts reported in the accompanying consolidated financial statements and disclosures are stated in U.S. dollars, the reporting currency of the Company, unless stated otherwise. As such, the consolidated balance sheets of the Company have been translated into U.S. dollars at the current rates as of December 31, 2008 and 2007 and the consolidated statements of income for the years ended December 31, 2008, 2007 and 2006 have been translated into U.S. dollars at the average rates during the periods the transactions were recognized. The resulting translation adjustments are recorded as other comprehensive income in the consolidated statement of equity and as a separate component of shareholders’ equity.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. As of December 31, 2008 and 2007, the majority of cash, including restricted cash, was in RMB on deposit in PRC financial institutions under the Company’s PRC subsidiaries. Cash remittance in or out of the PRC are subject to the PRC foreign exchange control regulations pursuant to which PRC government approval is required for the Company to receive funds from or distribute to outside the PRC.

Cash and cash equivalents as of December 31, 2008 and 2007 are held by the Company’s VIEs. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Group for its normal operations pursuant to the Enterprise Agreements.

Restricted Cash

As of December 31, 2008 and 2007, the Company was required to maintain a fixed deposit of $40,824 and $24,734, respectively as a condition to borrow under bank loan agreements.

Accounts Receivable

Accounts receivable, which are unsecured, are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness and historical collection experience. Management reviews the receivable aging and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. As of December 31, 2008 and 2007, a majority of the trade receivable balances were due from governmental agencies which the Company believed are collectible in full and a majority of the accounts receivable related to warranty claims are primarily due from manufacturers. Therefore, the management determined no allowance for uncollectible amounts is required.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivable from sales of automobiles and investment in sales-type leases. Concentrations of credit risk with respect to accounts receivables are reduced because a large number of diverse customers make up the Company’s customer base, thus spreading the trade credit risk.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the specific identification method to value automobile inventories and the first-in, first-out method (“FIFO”) to account for parts inventories. A reserve of specific inventory units and parts inventories is maintained where the cost exceeds the estimated fair value. It has been determined that no reserve is required as of December 31, 2008, and 2007.

Deposits for Inventories

Deposits for inventories are cash advances made to automobile manufacturers for down payments for automobile purchases.

Investment in Unconsolidated Subsidiaries

Investment in unconsolidated subsidiaries is accounted for under the equity method, under which the amount of the investment is recorded at cost, with adjustments to recognize the Group’s share of the earnings or losses of the unconsolidated subsidiaries from the date of acquisition. The amount recorded in income is adjusted to eliminate intercompany gains and losses, and to amortize, if appropriate, any difference between the Group’s cost and the underlying equity in net assets of the affiliate at the date of investment. The investment amount is also adjusted to reflect the Group's share of changes in the unconsolidated subsidiaries' capital. Dividends received from the unconsolidated subsidiaries reduce the carrying amount of the investment.

Property, Equipment and Leasehold Improvements

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. All depreciation is included in operating expenses on the accompanying consolidated statements of operations. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the useful life of the related asset.

The estimated service lives of property, equipment and leasehold improvements are as follows:

Useful life
Land use rights	50 years
Buildings and leasehold improvements	20 years
Machinery and equipment	10 years
Furniture and fixtures	5-10 years
Company automobiles	3-5 years

Expenditures for major additions or improvements that extend the useful lives of assets are capitalized. Minor replacements, maintenance and repairs that do not improve or extend the lives of such assets are expensed as incurred. The Company determined that there was no impairment of property, equipment and improvements as of December 31, 2008, 2007 and 2006.

Goodwill

Goodwill is the excess of cost over the fair value of tangible and identified intangible assets acquired in business acquisitions. All goodwill on the books of the Company relates to its consumer vehicle dealership segment.

The following is a summary of the changes in the carrying amount of goodwill during the years ended December 31, 2008, 2007 and 2006:

Balance — January 1, 2006	$153
Additions	7
Foreign currency translation	5
Balance — December 31, 2006	165
Dispositions	(7)
Foreign currency translation	12
Balance — December 31, 2007	170
Additions	780
Dispositions	(22)
Foreign currency translation	13
Balance — December 31, 2008	$941

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, goodwill should be tested for impairment annually or more frequently when events or circumstances indicate that impairment may have occurred. The Company completed impairment tests of goodwill as of December 31, 2008 and 2007. The goodwill test includes determining the fair value the reporting unit and comparing it to the carrying value of the net assets allocated to the reporting unit. The Company determined that there was no impairment of goodwill as of December 31, 2008 and 2007.

Vendor Program

Incentive arrangements such as volume incentive rebates or other vendor programs are accounted for in accordance with the Emerging Issues Task Force (“EITF”) Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor and EITF Issue No. 03-10, Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers. Volume incentive rebates are consideration received from the automotive manufacturers when purchases or sell-through targets are attained or exceeded within a specific time period. The amount of rebates earned in any financial reporting period is recorded as an increase of deposits paid. This same amount is recorded as a reduction of inventory cost or a reduction of cost of sales for those items already sold. Volume rebates to date have been determined based on actual negotiated volume discounts. When there is uncertainty regarding the use of these rebates, the amounts are reserved accordingly. For the years ended December 31, 2008, 2007 and 2006, the incentive rebates totaled approximately $16,848, $10,031 and $5,429, respectively.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash, accounts receivable, lease receivables, accounts payable, floor plans notes payable, notes payable and trade notes payable. The carrying amounts of these items at December 31, 2008 and 2007 approximate their fair values because of the short maturity of these instruments or existence of variable interest rates, which reflect current market rates.

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components in the financial statements. For all periods presented, other comprehensive income consisted solely of foreign currency translation adjustments.

Commitments and Contingencies

Liabilities for loss contingencies arising from claim assessments and litigation and other sources are recorded when it is probable that a liability has been incurred and the amount of assessment can be determined. In the opinion of management, after consultation with legal counsel, there are no claims assessments or litigation against the Company.

Revenue Recognition

Revenues from sale of new automobiles and commercial vehicles are recognized upon delivery, passage of risk and benefit, and signing of the sales contract. Revenue from the sale of parts, service and collision repair is recognized upon delivery of parts to the customer or at the time automobile service or repair work is completed.

Revenue from financing service is recognized as interest income by using the interest method. Certain origination costs on receivables are deferred and amortized, using the interest method, over the term of the related receivable as a reduction in financing revenue. The interest on receivables is discontinued at the time a receivable is determined to be uncollectible.

The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Commission income is recorded when the referral transactions are closed. Value Added Taxes represent amounts collected on behalf of specific regulatory agencies that require remittance by a specified date. These amounts are collected at the time of sales and are detailed on invoices provided to customers. In compliance with the Emerging Issues Task Force consensus on EITF Issue No. 06-03, the Company accounts for value added taxes on a net basis.

Cost of Sales

For new automobile and commercial vehicle sales, cost of sales consists primarily of the Company’s actual purchase price, less manufacturer’s incentives. For the sales of parts and accessories, cost of sales consists primarily of the actual purchase price. For service and body shop operations, technician labor cost is the primary component of cost of sales.

Advertising

The Company expenses advertising costs as incurred, net of certain advertising credits and other discounts. Advertising expenses from continuing operations totaled approximately $2,013, $2,090 and $988 for the years ended December 31, 2008, 2007 and 2006, respectively, and are included in selling and marketing expense in the accompanying consolidated statements of income.

The Company received certain advertising credits and discounts are the result of automobile manufactures reimbursing or subsidizing the relevant dealership’s promotional costs, which credits and discounts are netted against advertising expenses.  The amount of the advertising credits and other discounts netted against the advertising expenses are as follows:

Period	Amount
Year Ended December 31, 2006	$47,000
Year Ended December 31, 2007	$137,000
Year Ended December 31, 2008	$76,000

Income Taxes

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (“FIN 48”), on January 1, 2007. The Company did not have any material unrecognized tax benefits and there was no effect on its financial condition or results of operations as a result of implementing FIN 48.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates in the applicable tax jurisdiction expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years.

Segment Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and assessing performance. The Company’s total assets and results of operations have been considered to be comprised of two reportable segments: automotive retailing and commercial vehicles sales/leasing. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with SFAS No. 128, “Earnings per Share” and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). SFAS No. 128 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as the income available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

The calculation of earnings per share for the years ended December 31, 2008, 2007 and 2006 reflects the retroactive restatement of the Company’s shareholders’ equity to account for the effect of the reverse recapitalization.

As of December 31, 2008, 2007 and 2006, the Company had no potentially dilutive securities.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”, which requires an acquirer to recognize in its financial statements as of the acquisition date (i) the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree, measured at their fair values on the acquisition date, and (ii) goodwill as the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Acquisition-related costs, which are the costs an acquirer incurs to effect a business combination, are to be accounted for as expenses in the periods in which the costs are incurred and the services are received, except that costs to issue debt or equity securities will be recognized in accordance with other applicable GAAP. SFAS No. 141(R) made significant amendments to other Statement of Financial Accounting Standards and other authoritative guidance to provide additional guidance or to conform the guidance in that literature to that provided in SFAS No. 141(R). SFAS No. 141(R) also provided guidance as to what information is to be disclosed to enable users of financial statements to evaluate the nature and financial effects of a business combination. SFAS No. 141(R) is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company adopted SFAS No. 141(R) on January 1, 2009. The adoption of SFAS No. 141(R) affected how the Company accounted for the Business Combination with ACL.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”, which requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements. SFAS No. 160 also requires that once a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 amends FASB No. 128 to provide that the calculation of earnings per share amounts in the consolidated financial statements will continue to be based on the amounts attributable to the parent. This statement also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS No. 160 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. The Company adopted SFAS No. 160 on January 1, 2009. The adoption of SFAS No. 160 affected how the Company accounts for its noncontrolling interests.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”. SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The objective of SFAS No. 161 is to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 applies to all derivative financial instruments, including bifurcated derivative instruments (and non-derivative instruments that are designed and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS No. 133) and related hedged items accounted for under SFAS No. 133 and its related interpretations. SFAS No. 161 also amends certain provisions of SFAS No. 133. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company adopted SFAS No. 161 on January 1, 2009. The adoption of SFAS No. 161 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

 (3)  INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

The Company’s investments in the following entities are accounted for on the equity method:

	Percentage owned at December 31,
	2008	2007

Hebei Junda Auto Sales & Service Co., Ltd	   	50%
Tian Mei Insurance Agency Co., Ltd	<A>	49%
Cangzhou Hengyuan Auto Sales & Service Co., Ltd	30%	30%
Baoding Tianfu Auto Sales & Service Co., Ltd	<B>	<B>
Shijiazhuang Yiyuan Sales & Service Co., Ltd	<B>	<B>
Baoding Tianhong Auto Sales & Service Co., Ltd	<B>	<B>

<A> During the periods presented, the Company acquired a majority equity interest in this entity and the incremental acquired ownership has been accounted for using the purchase method of accounting. A summary of acquisitions is listed in Note 4.

<B> The investments in the companies were disposed in November 2007 for an aggregate sales price of $887. Details of the gain (loss) on disposition of investments are disclosed in Note 16.

    The investment in the company was disposed in June 2008 for a sales price of $432. Details in gain on disposition of investment are disclosed in Note 16.

Except for Tian Mei Insurance Agency Co., Ltd, which is an insurance agency, all of these entities are engaged in the sale and servicing of automobiles. The Company’s investment in unconsolidated subsidiaries accounted for under the equity method and cost method amounted to $229 and $770 as of December 31, 2008 and 2007, respectively.

The combined results of operations and financial position of the Company’s equity basis investments are summarized as follows:

	Years Ended December 31,
	2008	2007	2006
Revenues	$7,468	$24,957	$98,166
Gross margin	223	1,050	4,754
Net income (loss)	(75)	608	861
Equity in earnings (loss) of unconsolidated subsidiaries	$(40)	$139	$417

	December 31,
	2008	2007
Current assets	$644	$1,475
Non-current assets	446	469
Total assets	1,090	1,944
Current liabilities	327	371
Equity	763	1,573
Total liabilities and equity	$1,090	$1,944

(4)   BUSINESS ACQUISITIONS

The Company acquired various automotive retail franchises and related assets during the years ended December 31, 2008, 2007 and 2006. The Company paid in cash approximately $2,992, $3,265 and $3,018 in 2008, 2007 and 2006, respectively, for automotive retail acquisitions. The following is a summary of entities acquired and the respective equity interests acquired during the periods presented:

	Total %of Equity Interest	2008		2007		2006		Total % of Equity
	as of December 31, 2008	% of Equity Acquired	Acquisition Price	% of Equity Acquired	Acquisition Price	% of Equity Acquired	Acquisition Price	Interest Prior to 2006

Entities
Baoding Tianhua Auto Trade Co., Ltd	100%	-	$-	30%	$82	-	$-	70%
Hebei Meifeng Auto Sales and Service Co., Ltd	100%	-	-	30%	82	-	-	70%
Hebei Shenkang Auto Trade Co., Ltd	100%	-	-	25%	342	-	-	75%
Yuhua Fengtian Auto Sales and Service Co., Ltd	100%	-	-	10%	274	-	-	90%
Hebei Shengmei Auto Trade Co., Ltd	96%	-	-	10%	68	86%	525	-
Hebei Shenwen Auto Trade Co., Ltd	95%	-	-	5%	68	-	-	90%
Guangdehang Auto Trade Co., Ltd	<A>	-	-	88%	1,205	-	-	-
Hebei Liantuo Auto Trade Co., Ltd	90%	10%	834	10%	685	30%	1,537	40%
Xinghua Fengtian Auto Trade Co., Ltd	<B>	-	-	-	-	-	-	79%
Cangzhou Yicang Auto Sales and Service Co., Ltd	55%	-	-	-	-	15%	199	40%
Hebei Junda Auto Trade Co., Ltd	50%	-	-	50%	411		-	-
Tian Mei Insurance Agency Co., Ltd	100%	51%	37	49%	34		-	-
Hebei Yitong Auto Trade Co., Ltd	60%	55%	1,975		-	5%	98	-
Hebei Shengjie Auto Trade Co., Ltd	   	-	-	1%	14	19%	243	80%
Baoding Tianhong Auto Sales & Service Co., Ltd	<D>	-	-	-	-	20%	256	-
Shijiazhuang Yiyuan Sales & Service Co., Ltd	<D>	-	-	-	-	25%	160	-
Baoding Tianfu Sales & Service Co., Ltd	<D>	-	-	-	-	-	-	35%
Hebei Shengda Auto Trading Co., Ltd	80%	10%	146	-	-	-	-	70%
Total			$2,992		$3,265		$3,018

<A> All of the acquired equity interest was disposed in March 2008 for an aggregate sales price of $1,267; and the transactions were classified as discontinued operations. (See Note 5)

<B> 12% of equity interest was disposed in 2007 for a total consideration of $140. (See Note 16)

    All of the acquired equity interest was disposed in November 2007 for an aggregate sales price of $1,314; and the transactions were classified as discontinued operations. (See Note 5)

<D> All of the acquired equity interest was disposed and the gain (loss) on disposal was recorded as other income (expense) in the consolidated statement of income. (See Note 16)

The acquisitions were made to increase the asset portfolio to meet for the growing market demand. They were accounted for using the purchase method of accounting in the periods when the Company acquires a majority of the voting rights (i.e., over 50% of equity interest) of the entities whereby the total purchase price, including transaction expenses, was allocated to tangible and intangible assets acquired based on estimated fair market values, with the remainder classified as goodwill. Net tangible assets were valued at their respective fair values. Acquisitions of less than 50% and more than 20% equity interest are accounted for using the equity method (Note 3). The cost method is used for an equity interest of less than 20%.

Purchase price allocations for business combinations accounted for under the purchase method of accounting for the periods ended were as follows:

	December 31,
	2008	2007
Cash	$731	$3,145
Accounts receivable	24	562
Inventory	2,508	825
Prepayment	2,316	647
Prepaid expenses and current assets	404	145
Property, equipment and leasehold improvements	1,489	522
Goodwill	780	214
Total assets acquired	8,252	6,060

Floor plan notes payable	-	(3,701)
Accounts payable and accrued liabilities	2,090	(1,019)
Notes payable	3,080	-

Net assets acquired	3,082	1,340
Less cash acquired	731	(3,145)
Assets acquired, net of cash	$2,351	$(1,805)

The pro forma consolidated results of continuing operations assuming the 2008, 2007, and 2006 acquisitions had occurred at January 1, 2006, are as follows:

	Years Ended December 31,
	2008	2007	2006

Revenues	$446,844	$324,468	$255,747
Gross profit	25,706	19,653	14,408
Income from operations	12,050	7,271	4,848
Net income	$7,542	$5,385	$4,528

The pro forma information is presented for information purposes and may not necessarily reflect the future results of the Company or the results that would have occurred had the acquisitions occurred as of January 1, 2006.

(5)  DISCONTINUED OPERATIONS

On November 7, 2007, the Company sold its 100% interest of an automotive dealer, Hebei Shengjie Auto Trade Co., Ltd, to an unrelated individual for an aggregate sales price of approximately $1,314. On March 27, 2008, an 88% interest of Guangdehang Auto Trade Co., Ltd was sold to an unrelated entity for an aggregate sales price of approximately $1,267. On December 10, 2008, a 100% interest of Tangshan Boan Auto Trade Co., Ltd. was sold to an unrelated entity for an aggregate sales price of approximately $720. Generally, the sale of an automobile dealership is completed within 60 to 90 days after the date of a sales agreement. The operation of the disposed automotive dealers has been segregated and reported as discontinued operations for all the periods presented in the Company’s consolidated statement of operation presented herein. The results of discontinued operation are as follows:

	Years Ended December 31,
	2008	2007	2006

Revenues	$3,715	$6,195	$3,877
Loss from discontinued operations before income taxes	(327)	(98)	(87)
Gain on disposal of discontinued operations	183	307	-
Income (loss) from discontinued operations, net of taxes	$(144)	$209	$(87)

The assets and liabilities of these businesses have been classified as from discontinued operations for the consolidated balance sheets presented herein.  The assets and liabilities associated with discontinued operations as of December 31, 2008 and 2007 were as follows:

	December 31,
	2008	2007
Cash	$-	$3,519
Inventory	-	923
Accounts receivable	-	629
Other current assets	-	1,100
Property, equipment and leasehold improvements	-	584
Total assets	-	6,755
Floor plan notes payable	-	4,141
Other current liabilities	-	1,140
Total liabilities	$-	$5,281

(6)  ACCOUNTS RECEIVABLE

A summary of accounts receivable is as follows:

	December 31,
	2008	2007
Trade accounts receivable from sales of automobiles	$4,014	$1,489
Contracts-in-transit	43	487
Warranty receivable	215	128
Total	$4,272	$2,104

Contracts-in-transit represent receivables from unrelated finance companies for the portion of the automobiles purchase price financed by customers. These contracts-in-transit are normally collected within the first week following the sale of the related automobiles but not usually longer than 30 days.

The Company performs warranty service work for automobiles sold under a limited warranty provided by manufacturers. The cost of warranty work is reimbursed by the applicable manufacturer at retail consumer rates.

(7)   INVENTORIES

A summary of inventories is as follows:

	December 31,
	2008	2007
New automobiles	$31,068	$23,359
Commercial vehicles	1,232	-
Parts and accessories	4,839	3,440
Others	324	111
Total	$37,463	$26,910

(8)  PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of prepaid expenses and other current assets is as follows:

	December 31,
	2008	2007
Short term advances	$525	$7,998
Temporary advance to staff	126	401
Bid bonds and deposit for new dealership	1,259	273
Prepaid rental for land	387	249
Deposits for construction-in-progress	-	232
Prepaid other taxes	2,522	158
Others	655	85

Total	$5,474	$9,396

Short-term advances are advances made to third parties. They are interests-free, unsecured and repayable on demand.

(9)  NET INVESTMENT IN SALES-TYPE LEASES

The following lists the components of the net investment in sales-type leases:
	December 31,
	2008	2007
Minimum lease payments receivable	$26,409	$-
Less: unearned income	(3,050)	-
Net investment in sales-type leases	23,359	-
Less: Current maturities of net investment in sales-type leases	(14,867)	-
Net investment in sales-type leases, net of current maturities	$8,492	$-

Net investment in sales-type leases arises from the sales of commercial vehicles, under which the Company has entered into monthly installment arrangements with the customers for 2 years. The legal titles of the commercial vehicles are not transferred to the customer until the outstanding lease payments are fully settled. Such business segment commenced in April 2008. At December 31, 2008, minimum lease payments for each of the two succeeding fiscal years are $14,867 in 2009 and $8,492 in 2010.

(10)  PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

A summary of property, equipment and leasehold improvements is as follows:

	December 31,
	2008	2007
Land use rights	$2,554	$264
Buildings and leasehold improvements	13,927	10,057
Furniture and fixtures	3,123	1,371
Machinery and equipment	4,448	3,060
Company automobiles	7,579	5,345
Construction-in-progress	16	301
Others	-	38
Total	31,647	20,436

Less: accumulated depreciation and amortization	4,740	2,406
Property, equipment and leasehold improvements, net	$26,907	$18,030

Depreciation and amortization expense was approximately $3,164, $1,707 and $1,073 for the years ended December 31, 2008, 2007 and 2006, respectively. Construction-in-progress represented the cost of construction work of automotive dealerships which had not yet been completed as of the last day of each reporting period. No depreciation expense is recorded for the construction-in-progress until the assets are placed in service.

(11)  OTHER PAYABLES AND ACCRUED LIABILITES

Other payables and accrued liabilities consist of the following:

	December 31,
	2008	2007

Short-term advances	$529	$935
Deposits received	1,430	831
Amounts due to construction-in-progress contractors	368	327
Accrued expenses	186	138
Salary payable	311	123
Dividend payable	292	44
Other current liabilities	2,073	703

Total	$5,189	$3,101

Dividend payable represents the amount due to the minority shareholders of the Company’s VIEs, which is non-interest bearing, unsecured and will be paid in 2009. Deposits received represented security deposits received from staff, retention fee for constructors and customer deposits. Other current liabilities mainly include payables to office equipment suppliers.

(12)  FLOOR PLAN NOTES PAYABLE

The Company entered into committed facility lines with several financial institutions affiliated with automobile manufacturers to finance substantially all new automobile inventory purchases. As of December 31, 2008 and 2007, the committed facility lines provided for a maximum borrowing capacity of up to approximately $23,630 and $18,769, respectively for purchases of new automobiles from the automobile manufacturers. These committed facility lines usually have a term of one year with options of extension.

The Company also had financing under floor plan arrangements for a term in a range of 180 days to one year with various lenders not affiliated with manufacturers.

Both of the committed facility lines and floor plan arrangements are collateralized by the inventory purchased and/or guaranteed by certain assets owned by affiliates and are required to be repaid upon the sale of the automobiles that have been financed when the sale proceeds are collected by the Company. Interest rates under the committed facility lines and the floor plan arrangements are charged at the bank’s prime rate and payable on a monthly basis. The floor plan borrowings bear interest at rates in the range of 6.64% to 9.36% as of December 31, 2008. However, certain floor plan notes payable-manufacturer affiliated were interest free in the event the note is repaid in 60-90 days.

The Company considered committed facility lines to a party that is affiliated with auto manufacturers from which the Company purchased new automobile inventory to be “Floor plan notes payable-manufacturer affiliated” and all other floor plan notes payable to be “Floor plan notes payable - non - manufacturer affiliated”.

(13)  NOTES PAYABLE

Notes payable represent loans from financial institutions that were used for working capital and capital expenditures purposes. The notes bear interest at rates in the range of 6.24% to7.56% as of December 31, 2008 and have a term within one year.

	December 31,
	2008	2007
Note payable - bank	$3,628	$5,407
Note payable - manufacturer affiliated	293	1,318
Total	$3,921	$6,725

(14)  NOTES PAYABLE, RELATED PARTIES

Historically, the Company has obtained funding from the Company’s executive management and employees to finance the existing operations, including acquisition of new automobiles. The note agreements are repayable on demand or have a term of one year, and bear an interest rate in a range of 5% to 6%. Since 2007, the Company has been gradually repaying the outstanding balances and it was fully repaid in 2008.

(15)  TRADE NOTES PAYABLE

Trade notes payable are presented to certain automotive manufacturers of the Company as a payment against the outstanding trade payables. These notes payable are bank guarantee promissory notes which are non-interest bearing and generally mature within six months. The outstanding bank guarantee promissory notes are secured by restricted cash deposited in banks and automobile inventories.

 (16)  SALE OF INVESTMENT IN AUTOMOTIVE DEALERS

During the years presented, the Company sold investments in certain non-consolidated subsidiaries. The results of operations of the non-consolidated subsidiaries have been included in the consolidated financial statements through the date of disposal. The following table summarizes the investment in the non-consolidated subsidiaries as of the date of sale and the gain on disposal:

	Hebei Junda Auto Trading Co., Ltd	Xinghua Fengtian Auto Trading Co., Ltd	Baoding Tianfu Auto Sales & Service Co., Ltd	Baoding Tian -hong Auto Sales & Service Co., Ltd	Shijia- zhuang Yiyuan Sales & Service Co., Ltd

Disposal Date	June 2008	December 2007	November 2007	November 2007	November 2007
Current assets	$1,615	$4,636	$3,237	$5,138	$2,403
Property, equipment and improvement, net	672	1,104	764	631	196
Total assets	2,287	5,740	4,001	5,769	2,599
Total liabilities	1,520	4,030	2,580	4,310	2,023
Net assets	767	1,710	1,421	1,459	576
% of equity interest disposed	50%	12%	35%	20%	25%
Investment in entities	384	230	470	304	143
Consideration	432	140	460	263	164
Gain (loss) on sales (included in other income)	$48	$(90)	$(10)	$(41)	$21

(17)  INCOME TAXES

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong

The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the years ended December 31, 2008, 2007 and 2006. Therefore, no Hong Kong profit tax has been provided for in the years presented.

China

The regular federal income tax in China is 33%. Certain of the Company’s dealership subsidiaries were granted tax incentives in connection with the compliance with the Employment Promotion Law and the Regulation for the Employment of Disabled Persons whereby the qualified subsidiaries were exempted from paying any income taxes for a period of two to three years or enjoyed a 50% discounted income tax rate. Effective January 1, 2008, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies would be subject to enterprise income tax at a uniform rate of 25%.

The income tax provision (benefit) in the consolidated statements of income is as follows:

	Years Ended December 31,
	2008	2007	2006

Current	$3,441	$1,112	$57
Deferred	(432)	(129)	(86)

Total	$3,009	$983	$(29)

The tax effects of temporary differences representing deferred income tax assets (liabilities) result principally from the following:

	December 31,
	2008	2007
Current
Deferred income tax assets:
Accrued liabilities	$-	$57
Deferred expenses	86	-
Tax loss carry forward	934	120

Total deferred income tax assets – current	$1,020	$177

	December 31,
	2008	2007
Non-current
Deferred income tax assets
Depreciation	$230	$65
Appraisal of assets acquired	112	98
Total deferred income tax assets – non-current	342	163

Deferred income tax liabilities:
Appraisal of assets acquired	273	157
Deferred income	474	-
Total deferred income tax liabilities – non-current	747	157
Net deferred income tax assets (liabilities) – non-current	$(405)	$6

At December 31, 2008, the Company had $3,298 of taxable loss carry forwards that expire through December 31, 2012.

The difference between the effective income tax rate and the expected statutory rate was as follows:

	Years Ended December 31,
	2008	2007	2006

Statutory rate	25.0%	33.0%	33.0%
Non-taxable income	(2.0)	(14.9)	(38.5)
Tax effect of tax losses recognized (utilized)	7.3	(0.2)	2.7
Tax effect of unrecognized temporary differences	(3.4)	(0.2)	1.8

Effective tax rate	26.9%	17.7%	(1.0)%

On January 1, 2007, the Company adopted the provisions of FIN 48. This interpretation requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements.

Management has performed an analysis of its tax positions, in accordance with FIN 48, and has determined that the Company has no material uncertain tax positions that are more likely than not of being sustained for the full amount claimed, or to be claimed, on its applicable tax returns for the year ended December 31, 2008.

(18)  DIVIDEND PAYMENT RESTRICTIONS

Substantially all of the Company’s retained earnings as well as net assets are attributable to its VIEs. Pursuant to the relevant accounting principles and financial regulations applicable to companies established in the PRC, certain percentage of the after-tax net income is restricted and required to be allocated to a general statutory reserve until the balance of the fund has reached 50% of the Company’s registered capital. The statutory reserve fund can be used to increase the registered capital and eliminate future losses of the companies; it cannot be distributed to shareholders except in the event of a solvent liquidation of the companies.

(19)  COMMITMENTS

Dealership Agreements

The Company operates dealerships under franchise agreements with a number of automotive manufacturers. These agreements are non-exclusive agreements that allow the Company to stock, sell and service cars, equipment and products of the automotive manufacturers in the Company’s defined market. The agreements allow the Company to use the manufacturers’ names, trade symbols and intellectual property. The manufacturers have the right to approve the changes of ownership of the dealers and the agreements expire as follows:

Distributor	Expiration Date	Percentage of Sales Years Ended December 31,
		2008	2007	2006

Audi	2008 - 2009	26%	29%	*
Toyota	2008 - 2009	17%	17%	25%
Beijing Hyundai	2009 - Indefinite	18%	16%	30%
Buick	2008 - 2010	10%	*	*
BMW	2009	*	11%	13%
Ford	2010 - Indefinite	*	*	15%
Chevrolet	2009	*	*	*
MAZDA	2009	-	*	-
ROEWE	2010	*	*	-
ISUZU	Indefinite	-	*	*
Cadillac	2009	*	*	-
Peugeot	2009	*	*	-

* represented less than 10% of sales generated for the periods.

Capital Commitments

From time to time, the Company engages in construction contracts to add new and expanded dealership capacity which typically involve a significant capital commitment. Future minimum payments under the construction contracts as of December 31, 2008 are $45.

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and month-to- month leases. These leases are accounted for as operating leases. Rent expense amounted to $1,348, $871 and $563 for the years ended 2008, 2007 and 2006, respectively.

Future minimum payments under long-term, non-cancelable leases as of December 31, 2008, are as follows:

Years Ending December 31,	Future Minimum Payments

2009	$1,748
2010	1,659
2011	1,473
2012	1,299
2013	1,328
2014 and later	17,599
Total	$25,106

(20)  SEGMENT REPORTING

The Company measures segment income (loss) as income (loss) from continuing operations less depreciation and amortization.  The reportable segments are components of the Company which offer different products or services and are separately managed, with separate financial information available that is separately evaluated regularly by the chief financial officer in determining the performance of the business.  Prior to January 1, 2008, the Company had operated in a single operating and reporting segment of automotive retail sales and service. During 2008, the Company developed another business segment, commercial vehicles sales/leasing. Information regarding the two operating segments is presented in the following table:

	Year Ended December 31, 2008
	Automotive Retailing	Commercial Vehicles	Total

Revenue	$406,526	$36,298	$442,824
Interest income	549	11	560
Interest expense	2,800	5	2,805
Depreciation and amortization	2,913	251	3,164
Income from reportable segments	11,175	1,370	12,545
Equity in loss of unconsolidated subsidiaries			(40)
Noncontrolling interest			(1,309)

Income from continuing operations before income taxes			$11,196

(21)  RELATED PARTY BALANCES AND TRANSACTIONS

During the years presented, the Company paid certain operating expenses on behalf of various companies affiliated with the Company’s Chairman and CEO, Mr. Yong Hui Li (“Mr. Li”), and companies which were formerly controlled by the Company. The Company has advanced these funds to each of these companies on a non-interest bearing and unsecured basis.  Such advances are due on demand by the Company. The outstanding amounts due from related parties as of December 31, 2008 and 2007 were as follows:

		December 31,
	Notes	2008	2007

Due from affiliates:
Shijazhuang Zhicheng Property Management Co., Ltd.	(1)	$-	$2,634
Kinbow Capital & Holding Group Co., Ltd	(1)	-	1,615
Beijing Qianbo Auto Trading Co., Ltd	(1)	-	1,033
Beijing Tonghe Shenyuan Business & Trading Co., Ltd	(1)	-	205

Total		$-	$5,487
Due from unconsolidated subsidiary:
Cangzhou Hengyuan Auto Trading Co., Ltd.	(2)	$529	$-

Notes:
(1)  Companies controlled by the Company’s ultimate shareholder (Ms. Yan Wang) prior to the transaction with AutoChina International Limited (formerly Spring Creek Acquisition Corp.) (See Note 23).  Ms. Yan Wang was the 100% shareholder of Honest Best International Limited, the holding company for AutoChina Group Inc. prior to the transaction with AutoChina International Limited, and is the wife of Mr. Yong Hui Li.
(2)  Companies that were formerly owned by the Company.

During the years presented, the Company has borrowed from various companies affiliated with Mr. Li, and companies which were formerly controlled by the Company. The amount due to Beiguo Commercial Building Limited from the Company bears interest of 4% per annum. Each of the other loans was entered into to satisfy the Company’s short-term capital needs and is non-interest bearing. In addition, the payable balances of each loan are unsecured and due on demand by the lender. The outstanding amounts due to related parties as of December 31, 2008 and 2007 were as follows:

		December 31,
	Notes	2008	2007

Due to affiliates:
Mr. Li	(3)	$5,125	$-
Beiguo Commercial Building Limited	(4)	2,272	-
Hebei Kaiyuan Real Estate Co., Ltd	(1)	769	136
Hebei Shengrong Auto Parts Co., Ltd	(2)	-	1,895
Shijiazhuang Yiyuan Auto Trading Co., Ltd	(2)	-	41
Baoding Tianfu Auto Trading Co., Ltd		-	3
Total		$8,166	$2,075

Notes:
(1) Companies controlled by the Company’s ultimate shareholder (Ms. Yan Wang) prior to the transaction with AutoChina International Limited (formerly Spring Creek Acquisition Corp.) (See Note 23).  Ms. Yan Wang was the 100% shareholder of Honest Best International Limited, the holding company for AutoChina Group Inc. prior to the transaction with AutoChina International Limited, and is the wife of Mr. Yong Hui Li.
(2) Companies that were formerly owned by the Company.
(3) The Company’s Chairman and CEO.
(4) Company of which Mr. Yong Hui Li is the indirect beneficial owner of approximately 15.28%.

During the years presented, the Company has obtained the customer deposits for sales of automobiles from a company affiliated with Mr. Li, and is non-interest bearing. In addition, the payable balances of each loan are unsecured and due on demand by the lender. The outstanding amounts due to related parties as of December 31, 2008 and 2007 were as follows:

		December 31,
Customer deposit, related party:	Notes:	2008	2007
Beiguo Commercial Building Limited	(1)	$16,095	$-

Note:
(1) Company of which Mr. Yong Hui Li is the indirect beneficial owner of approximately 15.28%.

During the years presented, the Company sold and purchased automobiles and spare parts to and from affiliates. The details of the related party transactions were as follows:

			Years Ended December 31,
	Notes		2008	2007	2006

Related Parties Transactions
Hebei Kaiyuan Doors & Windows Manufacturing Co., Ltd	(1)	(a)	$-	$8,649	$-
Shijiazhuang Zhicheng Property Management Co., Ltd	(1)	(b)	3,937	2,529	-
Shijiazhuang Zhicheng Property Management Co., Ltd	(1)	(a)	3,911	-	-
Hebei Beiguo Kaiyuan Shopping Mall Co., Ltd	(2)	(b)	-	2,058	10,577
Hebei Kaiyuan Real Estate Co., Ltd	(1)	(a)	39,553	1,958	-
Hebei Kaiyuan Real Estate Co., Ltd	(1)	(b)	2,770	-	3,853
Hebei Kaiyuan Real Estate Co., Ltd	(1)	(e)	757	-	1,129
Kinbow Capital & Holding Group Co., Ltd	(1)	(b)	374	973	1,054
Beijing Tonghe Shenyuan Business & Trading Co., Ltd	(1)	(a)	-	-	615
Beijing Tonghe Shenyuan Business & Trading Co., Ltd	(1)	(b)	360	460	-
Beijing Qianbo Auto Trading Co., Ltd	(1)	(b)	3,009	394	571
Beijing Qianbo Auto Trading Co., Ltd	(1)	(c)	81	183	35
Beijing Qianbo Auto Trading Co., Ltd	(1)	(d)	271	-	232
Beijing Qianbo Auto Trading Co., Ltd	(1)	(e)	-	-	176
Baoding Tianfu Auto Trading Co., Ltd	(2)	(b)	-	-	100
Baoding Tianfu Auto Trading Co., Ltd	(2)	(c)	-	84	58
Baoding Tianfu Auto Trading Co., Ltd	(2)	(d)	2	48	9
Shijiazhuang Yiyuan Auto Trading Co., Ltd	(2)	(a)	420	39	-
Shijiazhuang Yiyuan Auto Trading Co., Ltd	(2)	(b)	-	-	125
Beijing Kinbow Sunshine Auto Trading Co., Ltd	(1)	(a)	144	-	-
Beijing Kinbow Sunshine Auto Trading Co., Ltd	(1)	(d)	-	-	126
Hebei Xinchang Shengyuan Auto Sales Co., Ltd	(2)	(b)	576	-	-
Cangzhou Hengyuan Auto Trading Co., Ltd	(2)	(b)	648	-	-
Cangzhou Hengyuan Auto Trading Co., Ltd	(2)	(c)	1,831	-	-
Cangzhou Hengyuan Auto Trading Co., Ltd	(2)	(d)	1	-	-
Hebei Xuwei Trading Co., Ltd	(1)	(a)	2,476	-	-
Hebei Xuwei Trading Co., Ltd	(1)	(b)	2,476	-	-
Hebei Shengrong Auto parts Co., Ltd	(2)	(b)	12,369	-	-
Hebei Guangdehang Auto Trading Co., Ltd	(2)	(c)	2	-	-
Hebei Guangdehang Auto Trading Co., Ltd	(2)	(d)	4	-	-
Beiguo Commercial Building Limited	(3)	(c)	7,598	-	-
Beiguo Commercial Building Limited	(3)	(f)	16,095	-	-

Notes:
(1)  Companies controlled by the Company’s ultimate shareholder (Ms. Yan Wang) prior to the transaction with AutoChina International Limited (formerly Spring Creek Acquisition Corp.) (See Note 23).  Ms. Yan Wang was the 100% shareholder of Honest Best International Limited, the holding company for AutoChina Group Inc. prior to the transaction with AutoChina International Limited, and is the wife of Mr. Yong Hui Li.
(2)  Companies that were formerly owned by the Company.
(3) Company of which Mr. Yong Hui Li is the indirect beneficial owner of approximately 15.28%.

Nature of transaction:
(a) Loan to the Company during the period. The amounts were interest-free, unsecured and repayable on demand.
(b) Short-term advance from the Company. The amounts were interest-free, unsecured and payable on demand.
(c) Sale of automobiles to the Company during the year.
(d) Purchase of automobiles from the Company during the year.

(e) Sales of investments in subsidiary/affiliates during the year.
(f) Customer deposits received by the Company from affiliates for the purpose of automobiles.

Mr. Li, AutoChina’s Chairman and CEO, is the indirect beneficial owner of approximately 15.28% of Beiguo Commercial Building Limited. Commencing in September 2008, Beiguo began to provide short term financing for the Company’s commercial vehicle financing business. The Company pays a financing charge of approximately 4% per annum premium to Beiguo for the funds obtained due to this financing arrangement, in part because the financing arrangement is guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of the Company.

(22) ORDINARY SHARES AND PREFERRED SHARES

The Company is authorized to issue 50,000,000 ordinary shares with a par value $0.001 per share.

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value $0.001 per share, and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2008, 2007 and 2006, the Company had not issued any preferred shares.

(23)  SUBSEQUENT EVENTS

On February 4, 2009, the Company entered into a share exchange agreement with AutoChina International Limited (formerly Spring Creek Acquisition Corp.), a public company quoted on the OTC Bulletin Board (“ACL”), whereby ACL agreed to issue 8,606,250 ordinary shares (10% of which are to be retained in an escrow account and subject to future release based on meeting certain earn-out targets for the 2009 fiscal year) in exchange for 100% of the capital stock of the Company, subject to approval by ACL’s shareholders and various other closing conditions.  Upon closing of the transaction on April 9, 2009, and the effect of various equity-based transactions entered into by ACL, the Company and affiliates of the Company during April 2009, the shareholders of the Company owned approximately 87.5% of the issued and outstanding ordinary shares of ACL at such date.  The transaction will be treated as a reverse recapitalization of the Company, i.e., a capital transaction involving the issuance of stock by the Company for the stock of ACL.

On June 15, 2009, Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), the registered shareholder of Hebei Huaan Investment Co. and Hebei Huiyin Investment Co. (together the “Dealership Subsidiaries”) entered into an acquisition agreement (the “Agreement”) with Shanghai Dexin Investment and Management Co., Ltd., a subsidiary of Xinjiang Guanghui Industry Investment (Group) Co. (“Xinjiang”). The Company controls the Dealership Subsidiaries through certain contractual arrangements between Hebei Kaiyuan and Hebei Chuanglian Trade Co., Ltd. (“Chuanglian”), a wholly owned subsidiary of the Company.  Pursuant to the Agreement, Xinjiang will acquire all of the outstanding securities of the Dealership Subsidiaries, which together comprise all of the Company’s consumer automotive dealership business.

In consideration of the acquisition, Xinjiang will pay Hebei Kaiyuan approximately RMB470 million ($68.8 million). The final purchase price will be the sum of (i) RMB435 million, and (ii) the increase in value of the Dealership Subsidiaries’ net assets from January 1, 2009 to June 30, 2009. The net earnings of the consumer automotive dealership business subsequent to June 30, 2009 will be allocated to Xinjiang at closing.  The valuation shall be based on the New Accounting Standard for Business Enterprises of China. The Company expects to utilize the net proceeds to expand its commercial vehicle sales and leasing business.  Kaiyuan and Xinjiang made customary representations and warranties in the Agreement. The transaction is subject to the satisfaction of customary closing conditions, which include obtaining certain third party consents, and is currently expected to close during November 2009.