Form 20-F
period 2009-12-31
AutoChina International Ltd
filed 2010-03-22
CIK 1417370

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report______________

For the transition period from __________ to ___________

Commission file number 000-34477

AUTOCHINA INTERNATIONAL LIMITED
(Exact name of the Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China
Tel: +86 311 8382 7688
Fax: +86 311 8381 9636
(Address of principal executive offices)

Yong Hui Li
No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China
Tel: +86 311 8382 7688
Fax: +86 311 8381 9636
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Ordinary Shares, par value $0.001 per share	NASDAQ

Securities registered or to be registered pursuant to Section 12(g) of the Act:

N/A

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 13,017,283 ordinary shares, par value $0.001 per share, as of December 31, 2009.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐ International Financial	☐ Other
Reporting Standards as issued by
the International Accounting
Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

Table of Contents

i

CERTAIN INFORMATION

Unless otherwise indicated and except where the context otherwise requires, in this Annual Report on Form 20-F references to:

•	“AutoChina”, “we,” “us”, “our” or “company” refer to AutoChina International Limited (together with its subsidiaries and affiliated entities);

•	“ACG” refers to AutoChina Group Inc. (together with its subsidiaries and affiliated entities);

•	“PRC” or “China” refer to the People’s Republic of China;

•	“dollars” or “$” refer to the legal currency of the United States.

On April 9, 2009, pursuant to the terms of a share exchange agreement dated February 4, 2009 and amended March 11, 2009, AutoChina acquired all of the outstanding securities of ACG. On that day, we filed our Second Amended and Restated Memorandum and Articles of Association that, among other things, changed our name to “AutoChina International Limited”.

FORWARD-LOOKING STATEMENTS

We believe that some of the information in this Annual Report on Form 20-F constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or financial condition or state other “forward-looking” information.

We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language included in this Annual Report on Form 20-F provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•	changing principles of generally accepted accounting principles;

•	outcomes of government reviews, inquiries, investigations and related litigation;

•	continued compliance with government regulations;

•	legislation or regulatory environments, requirements or changes adversely affecting the automobile business in China;

•	fluctuations in customer demand;

•	management of rapid growth;

•	general economic conditions;

•	changes in government policy;

•	the fluctuations in sales of commercial vehicles in China;

•	China’s overall economic conditions and local market economic conditions;

•	ACG’s ability to expand through strategic acquisitions and establishment of new locations;

•	our business strategy and plans;

•	the results of future financing efforts; and

•	and geopolitical events

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report.

All forward-looking statements included herein attributable to us are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we do not undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

This Annual Report should be read in conjunction with our audited financial statements and the accompanying notes thereto, which are included in Item 18 of this Annual Report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	Selected financial data

The following selected consolidated financial data as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 have been derived from the audited consolidated financial statements of AutoChina included in this Annual Report beginning on page F-1.  The following summary consolidated financial data as of December 31, 2007, 2006 and 2005 and for the years ended December 31, 2006 and 2005 have been derived from the audited consolidated financial statements of ACG not included in this Annual Report.  The below selected financial data does not include information relating to certain discontinued operations. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AutoChina” and other financial information included in this Annual Report.

The consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or “U.S. GAAP.” The results of operations of AutoChina in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
Selected Consolidated Financial Data
(In thousands of U.S. Dollars, except per share amounts)

	As of December 31,
	2009	2008	2007	2006	2005
Balance Sheet Data –
Cash and cash equivalents	$36,768	$3,869	$—	$—	$—
Restricted cash	$12,450	$—	$—	$—	$—
Total current assets	$200,877	$170,096	$128,883	$103,713	$43,113
Total assets	$296,144	$180,387	$128,883	$103,713	$43,113
Total current liabilities	$187,146	$119,275	$91,078	$81,178	$33,968
Total liabilities	$188,869	$119,749	$91,078	$81,178	$33,968
Total equity	$107,275	$60,638	$37,805	$22,535	$9,145

	For the Years Ended December 31,
	2009	2008	2007	2006	2005
Statement of Operations Data–

Revenues	$325,454	$36,298	$—	$—	$—

Cost of sales	292,673	31,970	—	—	—

Gross profit	32,781	4,328	—	—	—

Operating expenses	9,144	2,980	—	—	—

Income from operations	23,637	1,348	—	—	—

Other income (expense)	(4,589)	9	—	—	—

Income from continuing operations before income taxes	19,048	1,357	—	—	—

Income tax provision	(3,828)	(185)	—	—	—

Income from continuing operations	15,220	1,172	—	—	—

Income from discontinued operations, net of taxes	9,695	6,871	4,775	2,742	1,416
Gain on disposal of discontinued operations, net of taxes	5,675	—	—	—	—
Realization of foreign currency translation gain relating to discontinued operation	5,717	—	—	—	—
Income from discontinued operations	21,087	6,871	4,775	2,742	1,416

Net income attributable to shareholders	$36,307	$8,043	$4,775	$2,742	$1,416

Earnings per share (1) –

Basic
Continuing operations	$1.71	$0.15	$—	$—	$—
Discontinued operations	$2.36	$0.89	$0.62	$0.36	$0.18
	$4.07	$1.04	$0.62	$0.36	$0.18

Diluted
Continuing operations	$1.31	$0.15	$—	$—	$—
Discontinued operations	$1.81	$0.89	$0.62	$0.36	$0.18
	$3.12	$1.04	$0.62	$0.36	$0.18

Weighted average shares outstanding (1) –
Basic	8,919,403	7,745,625	7,745,625	7,745,625	7,745,625
Diluted	11,645,211	7,745,625	7,745,625	7,745,625	7,745,625

Amounts attributable to shareholders
Income from continuing operations, net of taxes	15,220	1,172	—	—	—
Income from discontinued operations, net of taxes	21,087	6,871	4,775	2,742	1,416
Net income	$36,307	$8,043	$4,775	$2,742	$1,416

(1)
The calculation of weighted average shares outstanding and earnings per share reflects the retroactive restatement of AutoChina's shareholders’ equity to account for the effect of the reverse merger completed on April 9, 2009.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

An investment in our securities involves risk. The discussion of risks related to our business contained in this Annual Report on Form 20-F comprises material risks of which we are aware. If any of the events or developments described actually occurs, our business, financial condition or results of operations would likely suffer.  The discussion of risks related to our business contained in this Annual Report on Form 20-F also includes forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report on Form 20-F.

Risks Relating to our Business

ACG’s growth is dependent upon, among other factors, the availability of suitable sites, without which it may not be able to continue to increase revenues.

ACG leases a majority of the properties where its commercial vehicle financing and service centers are located. If and when ACG decides to open new commercial vehicle financing and service centers, the inability to acquire suitable real estate, either through lease or purchase, at favorable terms could limit the expansion of its commercial vehicle financing center base and could limit its expansion strategy.

Competition may adversely affect ACG.

ACG believes it is the market leader in an underserved market. New competition may reduce ACG’s growth prospects or its level of profitability. Competitors may attempt to copy or replicate ACG’s business model. This could have an adverse effect on ACG’s business.

We may have difficulty obtaining external financing to implement our organic growth strategy.

The primary means of growing our business is through leasing more commercial vehicles. This typically requires us to raise additional external financing. If we are unable to raise external financing it could limit our ability to grow our business.

We may have difficulty managing rapid growth.

As we grow we expect to add additional commercial vehicle financing and service centers to our store branch network. Managing a large number of separate physical locations could present us with administrative and logistical challenges that may inhibit our ability to grow. We may need to add additional personnel, information technology infrastructure, or physical locations to support our operations, which could adversely affect our operating performance.

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

While ACG is not aware of any claims that the software products and information systems that it relies upon are infringing on the intellectual property rights of others, litigation may be necessary to determine the validity and scope of third-party rights or to defend against claims of infringement. If a court determines that one or more of the software products or other components of information systems ACG uses infringe on intellectual property owned by others or ACG agrees to settle such a dispute, it may be liable for money damages. In addition, ACG may be required to cease using those products and components unless it obtains licenses from the owners of the intellectual property, redesigns those products and components in such a way as to avoid infringement or cease altogether the use of those products and components. Each of these alternatives could increase ACG’s expenses materially or impact the marketability of its services. Any litigation, regardless of the outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on ACG’s business. In addition, a third-party intellectual property owner might not allow ACG to use its intellectual property at any price, or on terms acceptable to it, which could compromise ACG’s competitive position.

Store closings result in unexpected costs that could result in write downs and expenses relating to the closings.

From time to time, in the ordinary course of ACG’s business, it may close certain underperforming stores, generally based on considerations of store profitability, competition, strategic factors and other considerations. Closing a store could subject ACG to costs including the write-down of leasehold improvements, equipment, furniture and fixtures. In addition, ACG could remain liable for future lease obligations.

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

ACG’s facilities and operations are subject to extensive governmental laws and regulations that require various approvals, licenses, authorizations, certificates, filings and permits to operate ACG’s business, and the violation or the loss of or failure to obtain or renew any or all of these approvals, licenses, authorizations, certificates, filings and permits could limit ACG’s ability to conduct its business or lead to sanctions including termination of operations.

The automotive retailing industry, including ACG’s facilities and operations, is subject to a wide range of central and local laws and regulations, such as those relating to retail installment sales, leasing, sales of financing and insurance, licensing, consumer protection, consumer privacy, escheatment, health and safety, wage-hour and other employment practices. Specifically with respect to the sale of financing at its stores, ACG is subject to various laws and regulations, the violation of which could subject it to lawsuits or governmental investigations and adverse publicity, in addition to administrative, civil, or criminal sanctions. The violation of other laws and regulations to which ACG is subject also can result in administrative, civil, or criminal sanctions against it, which may include a cease and desist order against the subject operations or even revocation or suspension of its license to operate the subject business, as well as significant fines and penalties.

ACG’s business could be affected by the promulgation of new laws and regulations introducing new requirements (such as new approvals, licenses, authorizations, certificates filings and/or permits). In accordance with the laws and regulations of the PRC, companies incorporated in the PRC will be required to pass an annual inspection conducted by the respective Administration of Industry and Commerce (the “AIC”) or an annual inspection jointly conducted by the respective AIC and other government authorities in order to retain valid approvals, license, authorizations, certificates, filings and permits for their operations. As the PRC’s legislative system evolves, it is also not uncommon for new laws and regulations to be promulgated and put into effect on short notice. Failure to comply with these laws and regulations, pass these inspections, or the loss of or failure to renew its licenses, permits and certificates or any change in the government policies, could lead to temporary or permanent suspension of some of ACG’s business operations or the imposition of penalties on ACG, which could limit its ability to conduct its business.

AutoChina’s ability to pay dividends and utilize cash resources of its subsidiaries is dependent upon the earnings of, and distributions by, AutoChina’s subsidiaries and jointly-controlled enterprises, which could result in AutoChina having only little if any available for dividends.

AutoChina is a holding company with substantially all of its business operations conducted through its subsidiaries and jointly-controlled enterprises. AutoChina has not paid any dividends on its ordinary shares to date and does not anticipate paying any in the foreseeable future. AutoChina’s ability to make dividend payments depends upon the receipt of dividends, distributions or advances from its subsidiaries and jointly-controlled enterprises. The ability of its subsidiaries and jointly-controlled enterprises to pay dividends or other distributions may be subject to their earnings, financial position, cash requirements and availability, applicable laws and regulations and to restrictions on making payments to AutoChina or ACG contained in financing or other agreements. These restrictions could reduce the amount of dividends or other distributions that AutoChina receives from its subsidiaries and jointly-controlled enterprises, which could restrict its ability to fund its business operations and to pay dividends to its shareholders. AutoChina’s future declaration of dividends may or may not reflect its historical declarations of dividends and will be at the absolute discretion of the Board of Directors.

Wang Yan, the wife of Yong Hui Li, the chairman and chief executive officer of ACG and a director and the chairman and chief executive officer of AutoChina, is the beneficial owner of a substantial amount of AutoChina’s ordinary shares and Ms. Wang may take actions with respect to such shares which are not consistent with the interests of the other shareholders.

Wang Yan, the wife of Yong Hui Li, the chairman and chief executive officer of ACG and a director and the chairman and chief executive officer of AutoChina, beneficially owns approximately 57.1% of the outstanding ordinary shares of AutoChina as of the date of this Annual Report on Form 20-F, assuming that there are no other changes to the number of ordinary shares outstanding. Under SEC rules, Mr. Li may be deemed to beneficially own such shares. Ms. Wang may take actions with respect to such shares without the approval of other shareholders and which are not consistent with the interests of the other shareholders, including the election of the directors and other corporate actions of AutoChina such as:

•	its merger with or into another company;

•	a sale of substantially all of its assets; and

•	amendments to its memorandum and articles of incorporation.

The decisions of Ms. Wang may conflict with AutoChina’s interests or the interests of AutoChina’s other shareholders.

Pursuant to the earn-out provisions of the share exchange agreement entered into in connection with our initial business combination, we may have to issue to Honest Best between 5% and 20% of the number of ordinary shares outstanding as of December 31 of the fiscal year immediately prior to each such earn-out issuance for achieving certain earnings thresholds in each of the next five years, through the year ended December 31, 2013, which may cause dilution and have an adverse effect on the market price of our ordinary shares.

Pursuant to the earn-out provisions of the share exchange agreement entered into in connection with out initial business combination, we may have to issue to Honest Best between 5% and 20% of the number of ordinary shares outstanding as of December 31 of the fiscal year immediately prior to each such earn-out issuance for achieving certain earnings thresholds in each of the next five years, through the year ended December 31, 2013.  Such shares, if and when issued, will increase the number of issued and outstanding ordinary shares and reduce the value of the shares issued prior to such issuance. Accordingly, the issuance, or even the possibility of issuance, of the shares underlying the earn out could have an adverse effect on the market price for our securities or on our ability to obtain future financing. If and to the extent these shares are issued, you may experience dilution to your holdings.

Shortly following the filing of this Annual Report on Form 20-F for the fiscal year ended December 31, 2009, we expect to issue 2,603,456 ordinary shares to Honest Best pursuant to the earn-out provisions of the share exchange agreement, which represents 20% of the issued and outstanding ordinary shares of AutoChina as of December 31, 2009.

Prior to AutoChina’s business combination with ACG on April 9, 2009, AutoChina had not had operations, and ACG had not operated as a public company. Fulfilling AutoChina’s obligations related to being a public company will be expensive for AutoChina and time consuming for its management, which may be distracted from the operations of the business.

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

ACG  believes that many factors affect sales of new commercial vehicles and automotive retailers’ gross profit margins in China and in its particular geographic markets, including the economy, inflation, recession or economic slowdown, consumer confidence, housing markets, fuel prices, credit availability, the level of manufacturers’ production capacity, interest rates, product quality, affordability and innovation, employment/unemployment rates, the number of consumers whose vehicle leases are expiring, and the length of consumer loans on existing vehicles. Changes in interest rates could significantly impact industry new vehicle sales and vehicle affordability, due to the direct relationship between interest rates and monthly loan payments, a critical factor for many vehicle buyers, and the impact interest rates can have on customers’ borrowing capacity and disposable income.  The financial crisis that began in late 2008 also significantly impacted commercial vehicle sale. If such a crisis occurred again, it is likely that commercial vehicle sales would be depressed again.

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

We could incur unexpected expenses or liability if our vehicles are involved in major accidents.

In certain situations where our trucks are involved in major accidents where the loss of property or life is unusually high, ACG may face liability if the insurance coverage is not sufficient to cover the losses. The likelihood of these instances occurring is extremely difficult to predict or estimate. However, litigation and subsequent judgments against us from a major accident or accidents could adversely affect our profitability.

Significant defaults by financing customers could significantly reduce ACG’s revenues.

ACG’s commercial vehicle sales, servicing and leasing business generates income from financing customers. ACG is acting as a primary lender to its customers and assuming the credit risk associated with the potential loan defaults of these customers. Although ACG does extensive pre-sale credit research on its customers and has a security interest in its leased vehicles, if customers fail to make payments when due, ACG may not be able to fully recover the outstanding fee and it could significantly reduce ACG’s revenues. In addition, overall resale values for commercial vehicles could fall and inhibit or prevent ACG from recovering the residual value of their defaulted vehicles.

ACG’s ongoing expansion of its commercial vehicle sales, servicing and leasing business may be costly, time-consuming and difficult. If ACG does not successfully expand its business, its results of operations and prospects would not be as positive as anticipated.

ACG’s future success is dependent upon its ability to successfully expand its commercial vehicle sales, servicing and leasing business which it commenced in March 2008. ACG opened 103 commercial vehicle financing and service centers in 2008 and 54 additional commercial vehicle financing and service centers in 2009.  As of February 28, 2010, AutoChina opened an additional 21 centers, for a total of 178 centers. ACG has limited experience with this business and may not be able to expand its sales in its existing or new markets due to a variety of factors, including the risk that customers in some areas may be unfamiliar with its brand or the commercial vehicle sales, servicing and leasing business model. Furthermore, ACG may fail to anticipate and address competitive conditions in the commercial vehicle sales, servicing and lease market. These competitive conditions may make it difficult or impossible for ACG to effectively expand this business. If ACG’s expansion efforts in existing and new markets are unsuccessful, its results of operations and prospects would be materially and adversely affected.

If required financing for ACG’s commercial leasing business is not available or not available on acceptable terms, the commercial leasing business might not be able to expand as quickly as expected, reducing ACG’s operating results.

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

ACG's commercial vehicle sales, servicing and leasing segment has only been operating since 2008, and after the sale of our automotive dealership business is the only business we operate.  We cannot provide you with any comfort that we will be successful in operating this business.

We put our commercial vehicle sales, servicing and leasing business in place in 2008.  While this business has experienced significant growth, it is still significantly smaller than our dealership business was.  Since, after the sale of our dealership business, we are solely reliant on our commercial vehicle sales, servicing and leasing business, if the market for the type of services we offer does not develop as we expect or if we are unable to successfully manage our growth and development, we may go out of business.

Fuel shortages and fluctuations in fuel prices may adversely affect the demand for commercial vehicles.

Fuel prices are inherently volatile and have experienced a significant increase from 2001 to 2008. Any surge in fuel prices will have an adverse effect on world economies and, in particular, on the world’s automobile and trucking industries. For example, in 2007, rising global oil prices and rising demand for fuel have led to fuel shortages in China. This is due in part to increased automobile ownership as well as government controls over fuel prices.

If the PRC central government continues to control the price of domestic refined oil to stabilize the market and demand for fuel in China continues to increase in line with rising annual GDP, it is possible that further shortages will occur. If the cost of fuel in the China continues to increase, businesses may elect to use alternative means of shipping goods, and demand for commercial vehicles, particularly those with larger engine capacities, may decline.

We may fail to successfully implement our new commercial vehicle financing structure resulting in increased administrative costs without the anticipated cost savings.

We are in the process of implementing a new commercial vehicle financing structure which we expect will reduce certain costs associated with our commercial vehicle financing business.  This new structure involves a significant increase in administrative overhead which, if we fail to implement successfully, may increase our administrative expenses beyond the anticipated cost reductions.

We may have difficulty relating to the administration of the trust component of our new commercial vehicle financing structure resulting in additional costs and the loss of the benefit of the new structure.

As part of our new commercial vehicle financing structure we have established the Trust Fund which requires a third party trustee.  We have, through Chuangjie Trading our new wholly owned subsidiary, engaged CITIC Trust, a division of CITIC to act as trustee for this Trust Fund.  The agreements governing the Trust Fund place certain obligations on us and the trustee in connection with the new commercial vehicle financing structure, however we or the trustee may encounter difficulties in performing these obligations which could result in CITIC Trust being unable or unwilling to continue in its role as trustee.  We may not be able to find a replacement for CITIC Trust in a timely fashion, if at all.  As a result, we may experience additional costs and delays in finding a replacement trustee and may lose the benefit of the new commercial vehicle financing structure temporarily or permanently.

An inability to successfully operate our new tires and diesel fuel product and service offering could adversely affect our operations and our profitability.

Under the new tires and diesel fuel services, we are extending additional credit to our customers. If we are unable to operate this business successfully, we may lose money or incur unplanned credit losses. In addition, although we believe the costs of offering these new services is low, the additional expenses, time, and labor required to offer these services could adversely affect our operations. Furthermore, since the successful operation of these new services relies on partnerships with retail tire and fuel vendors, if we are unable to secure enough relationships with vendors on favorable terms, it may adversely affect our ability to successfully offer tire and diesel services.

Excess supply in the PRC commercial vehicle market could reduce ACG’s profits and growth.

Heavy truck sales in the PRC have been growing rapidly in recent years, and this growth has encouraged foreign industry participants to enter the market in China through import or partnership with domestic firms. This may result in an excess supply of commercial vehicles in the market, particularly in light of the recent economic slowdown in China and around the world, which in turn could adversely affect margins on ACG’s commercial vehicle sales, servicing and leasing.

AutoChina’s business is seasonal and an impairment of results of operations during certain portions of the year may have a disproportional effect on our results of operations for the year.

AutoChina generally experiences lower volumes of commercial vehicle sales, servicing and leasing in the first calendar quarter of each year as compared to the second, third, or fourth quarters. This seasonality is generally attributable to decreased commercial vehicle activity during a portion of the first quarter due to the annual Chinese New Year holiday.

As a result, our revenues and operating income are typically lower in the first quarter and higher in the second, third, and fourth quarters. Therefore, we generally realize a higher proportion of our revenue and operating profit during the second to fourth fiscal quarters. Other factors unrelated to seasonality, such as changes in economic condition, may exaggerate seasonality or cause counter-seasonal fluctuations in our revenues and operating income.  If conditions arise that impair vehicle sales during the second to fourth fiscal quarters, the adverse effect on our revenues and operating profit for the year could be disproportionately large.

Risks to AutoChina’s Shareholders

Because AutoChina does not intend to pay dividends on its ordinary shares, shareholders will benefit from an investment in AutoChina’s ordinary shares only if it appreciates in value.

AutoChina has never declared or paid any cash dividends on its ordinary shares. AutoChina currently intends to retain all future earnings, if any, for use in the operations and expansion of the business. As a result, AutoChina does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of AutoChina’s Board of Directors and will depend on factors AutoChina’s Board of Directors deems relevant, including among others, AutoChina’s results of operations, financial condition and cash requirements, business prospects, and the terms of AutoChina’s credit facilities and other financing arrangements. Accordingly, realization of a gain on a shareholders’ investments will depend on the appreciation of the price of AutoChina’s ordinary shares. There is no guarantee that AutoChina’s ordinary shares will appreciate in value.

Failure to comply with the NASDAQ Capital Market’s requirements regarding the composition of our board of directors and audit committee could result in the delisting of our ordinary shares from the NASDAQ Capital Market and adversely affect the market for our ordinary shares.

In order for our ordinary shares to continue to be listed on the NASDAQ Capital Market, we must comply with listing standards regarding the independence of our board of directors and members of our audit committee. In particular, the NASDAQ Capital Market’s rules require that a majority of our directors and all of the members of our audit committee be “independent,” as defined under the NASDAQ Capital Market’s rules.

If we are unable to comply with these requirements, our ordinary shares may be delisted from the NASDAQ Capital Market and the liquidity and trading price of ordinary shares may be adversely affected.

Risks Related to AutoChina’s Corporate Structure and Restrictions on its Industry

Contractual arrangements in respect of certain companies in the PRC may be subject to challenge by the relevant governmental authorities and may affect ACG’s investment and control over these companies and their operations.

According to Foreign Investment Industries Guidance Catalogue, which was introduced in 1995 and was later amended in 1997 and 2007 (the “1995 Catalogue”), ACG’s motor vehicle distribution business was classified as “restricted,” and foreign enterprises were not allowed to own controlling equity stakes in the motor vehicle distribution where the distributor has established more than 30 stores and sells products of various brands from different suppliers.  Because ACG is a Cayman Islands company and it holds the equity interests of its PRC subsidiaries indirectly through Fancy Think Limited, a Hong Kong company, its PRC subsidiaries are treated as foreign invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, ACG conducts its operations in China through a series of contractual arrangements entered into with the Auto Kaiyuan Companies and Hebei Kaiyuan Real Estate Development Co., Ltd. (the “AKC Shareholder”). Pursuant to the Enterprise Agreements, ACG has exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholders, and generally has control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies are considered variable interest entities, and AutoChina is the primary beneficiary. ACG’s relationships with the Auto Kaiyuan Companies and the AKC Shareholder are governed by the Enterprise Agreements between Chuanglian, an indirect wholly owned subsidiary of ACG, and each of the Auto Kaiyuan Companies, which are the operating companies of ACG in the PRC. The Auto Kaiyuan Companies hold and their subsidiaries hold the relevant business licenses to carry out the business. Subject to the Real Rights Law of the PRC, the pledge of shares shall be established upon registration with the relevant securities depository and clearing institution. As for the pledge of other share rights, pursuant to the Measure for Equity Pledge Registration with the Administrative Organs for Industry and Commerce, which took effect in 2008, the pledge shall be established upon registration with administrative department for industry and commerce. Therefore, an equity interest pledge, such as the ones granted pursuant to the Enterprise Agreements, without registration will be materially impaired. According to the Measure, the administration for industry and commerce has already begun accepting applications for pledge registrations. Failure to register the equity pledge may result in the pledge being unenforceable. The Company is in the process of registering the pledge of equity interest contemplated in the VIE documents. The Enterprise Agreements generally provide the following rights:

(i)           the right to enjoy the economic benefits of these companies, to exercise management control over the operations of these companies, and to prevent leakages of assets and values to the registered owners of these companies; and

(ii)          the right to acquire, if and when permitted by PRC law, the equity interests in these companies at no consideration or for a nominal price.

Pursuant to these Enterprise Agreements, ACG is able to consolidate the financial results of the Auto Kaiyuan Companies, which are accounted for as subsidiaries of ACG under the prevailing accounting principles. There can be no assurance that the relevant governmental authority will not challenge the validity of these contractual arrangements or that the governmental authorities in the PRC will not promulgate laws or regulations to invalidate such arrangements in the future.

If AutoChina’s ownership structure, contractual arrangements and businesses, or its PRC subsidiaries and Auto Kaiyuan Companies, are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of AutoChina’s PRC subsidiaries or Auto Kaiyuan Companies, which business and operating licenses are essential to the operation of AutoChina’s business;

•	levying fines;

•	confiscating AutoChina’s or ACG’s income or the income of its PRC subsidiaries or Auto Kaiyuan Companies;

•	shutting down our commercial vehicle sales, servicing and leasing business;

•	discontinuing or restricting our operations or the operations of AutoChina’s PRC subsidiaries or Auto Kaiyuan Companies;

•	imposing conditions or requirements with which AutoChina, ACG, AutoChina’s PRC subsidiaries or Auto Kaiyuan Companies may not be able to comply;

•	requiring AutoChina, AutoChina’s PRC subsidiaries or Auto Kaiyuan Companies to restructure their relevant ownership structure, operations or contractual arrangements;

•	restricting or prohibiting AutoChina’s use of the proceeds from AutoChina’s initial public offering to finance its business and operations in China; and

•	taking other regulatory or enforcement actions that could be harmful to the business of the Auto Kaiyuan Companies.

In March 2002, the State Development and Reform Commission and the Ministry of Commerce jointly promulgated a revised “Foreign Investment Industries Guidance Catalogue” (the “2002 Catalogue”) to replace the 1995 Catalogue. The 2002 Catalogue came into effect on April 1, 2002. In the 2002 Catalogue, general trading (excluding dealerships) and logistics businesses were added to the encouraged category. Enterprises falling under this category can be wholly owned by foreign enterprises. The 2002 Catalogue allows motor vehicle distribution businesses to be wholly owned by foreign enterprises by the end of 2006. In November 2004, a newly revised “Foreign Investment Industries Guidance Catalogue” (the “2004 Catalogue”) was promulgated to replace the 2002 Catalogue. The 2004 Catalogue came into effect on January 1, 2005 and did not amend the provisions in the 2002 Catalogue with respect to motor vehicle distribution. ACG intends to and is in the process of converting the existing contractual arrangements into direct equity interests owned by ACG.  The 2002 Catalogue was further amended in 2007.

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

Changes in regulations related to lending or leasing could adversely affect or restrict our ability to operate our business.

Both lending and leasing in China are regulated by the government. Although we believe that our partnership with CITIC Trust affords our operations with a certain amount of validation and protection from adverse government legislation, it is possible that changes to laws and regulations could occur and deter or prevent us from operating as planned. In such a situation we may have no means of operating our business profitably, or at all.

AutoChina may lose the ability to use and enjoy assets held by the Auto Kaiyuan Companies that are important to the operation of its business if such entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of ACG’s contractual arrangements with the Auto Kaiyuan Companies and the AKC Shareholder holds certain assets that are important to the operation of AutoChina’s business. If the Auto Kaiyuan Companies go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, ACG may be unable to continue some or all of its business activities, which could materially and adversely affect ACG’s or AutoChina’s business, financial condition and results of operations. If the Auto Kaiyuan Companies undergo a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering ACG’s ability to operate ACG’s business, which could materially and adversely affect ACG’s and AutoChina’s business, financial condition and results of operations.

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

ACG conducts substantially all of its operations and generates most of its sales in China. Accordingly, AutoChina’s business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the higher level of government involvement and regulation;

•	the early stage of development of the market-oriented sector of the economy;

•	the rapid growth rate;

•	the higher rate of inflation;

•	the higher level of control over foreign exchange; and

•	government control over the allocation of many resources.

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

Unlike common law systems, the PRC legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. AutoChina’s PRC subsidiary, Chuanglian, is a wholly foreign-owned enterprise, and will be subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. AutoChina’s PRC affiliated entities, the Auto Kaiyuan Companies, will be subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. For example, AutoChina may have to resort to administrative and court proceedings to enforce the legal protection that AutoChina enjoys either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection AutoChina enjoys than under more developed legal systems. Such uncertainties, including the inability to enforce AutoChina’s or ACG’s contracts and intellectual property rights, could materially and adversely affect AutoChina’s or ACG’s business and operations. In addition, confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, AutoChina cannot predict the effect of future developments in the PRC legal system, particularly with respect to the automobile sales and financing sectors, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to AutoChina and other foreign investors, including you.

Fluctuations in exchange rates could result in foreign currency exchange losses.

Because substantially all of ACG’s revenues and expenditures are denominated in Renminbi and the cash of AutoChina is denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect the relative purchasing power of such amounts and ACG’s balance sheet and earnings per share in U.S. dollars. In addition, AutoChina and ACG report their financial results in U.S. dollars, and appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect their financial results reported in U.S. dollars terms without giving effect to any underlying change in their business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from and the value of any U.S. dollar-denominated investments AutoChina or ACG make in the future.

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

Under the PRC EIT Law, we, ACG and/or Fancy Think Limited, ACG’s wholly owned subsidiary, each may be classified as a “resident enterprise” of the PRC. Such classification could result in tax consequences to us, our non-PRC resident securityholders and ACG and/or Fancy Think Limited.

Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. An enterprise established outside of China with its “de facto management bodies” located within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management bodies” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise; however, it remains unclear whether the PRC tax authorities would deem our managing body as being located within China. Due to the short history of the EIT Law and lack of applicable legal precedents, the PRC tax authorities determine the PRC tax resident treatment of a foreign (non-PRC) company on a case-by-case basis.

If the PRC tax authorities determine that we, ACG and/or Fancy Think Limited is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we, ACG and/or Fancy Think Limited may be subject to enterprise income tax at a rate of 25% on our, ACG’s and/or Fancy Think Limited’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. As a result, if we, ACG and Fancy Think Limited are treated as PRC “resident enterprises,” all dividends from Chuanglian to us (through Fancy Think Limited and ACG) would be exempt from PRC tax.

If Fancy Think Limited were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that Fancy Think Limited receives from Chuanglian (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, provided that Fancy Think Limited owns more than 25% of the registered capital of Chuanglian continuously within 12 months immediately prior to obtaining such dividend from Chuanglian, and the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “PRC-Hong Kong Tax Treaty”) were otherwise applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem Fancy Think Limited to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if we or ACG were treated as a PRC “non-resident enterprise” under the EIT Law, and Fancy Think Limited were treated as a PRC “resident enterprise” under the EIT Law, then dividends that we or ACG receive from Fancy Think Limited (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders.

Finally, the new “resident enterprise” classification could result in a situation in which a 10% PRC tax is imposed on dividends we pay to our investors that are non-resident enterprises so long as such non-resident enterprise investors do not have an establishment or place of business in China or, despite the existence of such establishment of place of business in China, the dividends we pay are not effectively connected with such establishment or place of business in China, to the extent that such dividends have their sources within the PRC. In such event, we may be required to withhold a 10% PRC tax on any dividends paid to our investors that are non-resident enterprises. Our investors that are non-resident enterprises also may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of our ordinary shares or warrants in certain circumstances. We would not, however, have an obligation to withhold PRC tax with respect to such gain.

Moreover, the State Administration of Taxation (“SAT”) released Circular Guoshuihan No. 698 (“Circular 698”) on December 15, 2009 that reinforces the taxation of non-listed equity transfers by non-resident enterprises through overseas holding vehicles. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a foreign (non-PRC resident) investor who indirectly holds shares or warrants in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers equity interests in a PRC resident enterprise by selling the shares or warrants of the offshore holding company, and the latter is located in a country or jurisdiction where the effective tax burden is less than 12.5% or where the offshore income of his, her, or its residents is not taxable, the foreign investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the transfer. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets. If the SAT’s challenge of a transfer is successful, it will deny the existence of the offshore holding company that is used for tax planning purposes. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a foreign investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such foreign investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such foreign investor’s investment in us).

If any such PRC taxes apply, a non-PRC resident securityholder may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty and/or a foreign tax credit against such securityholder’s domestic income tax liability (subject to applicable conditions and limitations). Prospective investors should consult with their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits. For further information, see the discussion in the section entitled “Taxation—PRC Taxation” below.

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

AutoChina is a Cayman Islands holding company conducting its operations though ACG, which is a Cayman Islands holding company conducting its operations in China through its PRC subsidiaries and its PRC affiliated entities, the Auto Kaiyuan Companies. Any loans AutoChina or ACG make to the PRC subsidiaries cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable PRC law, the government authorities must approve a foreign-invested enterprise’s registered capital amount, which represents the total amount of capital contributions made by the shareholders that have registered with the registration authorities. In addition, the authorities must also approve the foreign-invested enterprise’s total investment, which represents the total statutory capitalization of the company, equal to the company’s registered capital plus the amount of loans it is permitted to borrow under the law. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC law. AutoChina or ACG might have to make capital contributions to the PRC subsidiaries to maintain the statutory minimum registered capital and total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if AutoChina or ACG make loans to their PRC subsidiaries that do not exceed their current maximum amount of borrowings, AutoChina or ACG will have to register each loan with SAFE or its local counterpart for the issuance of a registration certificate of foreign debts. In practice, it could be time-consuming to complete such SAFE registration process.

Any loans AutoChina or ACG make to a PRC affiliated entity, which is treated as a PRC domestic company rather than a foreign-invested enterprise under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, international commercial loans to PRC domestic companies are subject to various government approvals.

AutoChina cannot assure you that it will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by AutoChina or ACG to their PRC subsidiaries or PRC affiliated entities or with respect to future capital contributions by AutoChina or ACG to their PRC subsidiaries. If AutoChina or ACG fails to complete such registrations or obtain such approvals, AutoChina’s or ACG’s ability to capitalize or otherwise fund its PRC operations may be negatively affected, which could adversely and materially affect its liquidity and its ability to fund and expand its business.

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

In October 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 regulates the foreign exchange matters in relation to the use of a “special purpose vehicle” by PRC residents to seek offshore equity financing and conduct “round trip investment” in China. Under Circular 75, a “special purpose vehicle” refers an offshore entity established or controlled, directly or indirectly, by PRC residents or PRC entities for the purpose of seeking offshore equity financing using assets or interests owned by such PRC residents or PRC entities in onshore companies, while “round trip investment” refers to the direct investment in China by the PRC residents through the “special purpose vehicles,” including without limitation establishing foreign invested enterprises and using such foreign invested enterprises to purchase or control (by way of contractual arrangements) onshore assets. SAFE Circular 75 requires that, before establishing or controlling a “special purpose vehicle”, PRC residents and PRC entities are required to complete foreign exchange registration with the local offices of SAFE for their overseas investments.  In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend his or her SAFE registration with the SAFE or its competent local branch, with respect to that offshore special purpose company in connection with any of its increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. To further clarify the implementation of SAFE Circular 75, SAFE issued SAFE Circular 106 on May 29, 2007. Under SAFE Circular 106, PRC subsidiaries of an offshore company governed by SAFE Circular 75 are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If AutoChina’s shareholders who are PRC citizens or residents do not complete their registration with the local SAFE authorities, AutoChina’s PRC subsidiaries will be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to AutoChina, and AutoChina may be restricted in its ability to contribute additional capital to its PRC subsidiaries.

AutoChina attempts to comply, and attempts to ensure that AutoChina’s shareholders, who are PRC citizens or residents, comply with the SAFE Circular 75 requirements. However, AutoChina cannot assure you that all of AutoChina’s shareholders who are PRC residents will comply with AutoChina’s request to make or obtain any applicable registrations or approvals required by the Circular 75 and Circular 106. Furthermore, AutoChina may not at all times be fully aware or informed of the identities of all AutoChina’s beneficial owners who are PRC citizens or residents, and AutoChina may not always be able to compel AutoChina’s beneficial owners to comply with the SAFE Circular 75 requirements. As a result, AutoChina cannot assure you that all of its shareholders or beneficial owners who are PRC citizens or residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 75 or other related regulations. Failure by any such shareholders or beneficial owners to comply with SAFE Circular 75 could subject AutoChina to fines or legal sanctions, restrict AutoChina’s overseas or cross-border investment activities, limit AutoChina’s subsidiaries’ ability to make distributions or pay dividends or affect AutoChina’s ownership structure, which could adversely affect AutoChina’s business and prospects.

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

Any existing and future restrictions on currency exchange may affect the ability of ACG’s PRC subsidiaries or affiliated entities to obtain foreign currencies, limit ACG’s ability to utilize revenues generated in Renminbi to fund ACG’s business activities outside China that are denominated in foreign currencies, or otherwise materially and adversely affect ACG’s business.

In August 2008, SAFE promulgated Circular 142, a notice regulating the conversion by foreign investment enterprises, or FIEs, of foreign currency into Renminbi by restricting how the converted Renminbi may be used.  Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a FIE may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC unless specifically provided for otherwise.  In addition, SAFE strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a FIE.  The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used.  Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the SAFE rules.

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

We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report on Form 20-F captioned “Taxation—United States Federal Income Taxation—General”) of our ordinary shares or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition of the assets and income of us and our subsidiaries for our 2009 taxable year, we may be treated as a PFIC for our 2009 taxable year.  However, since we have not performed a definitive analysis with respect to our PFIC status for our 2009 taxable year, there can be no assurance with respect to our status as a PFIC for such taxable year. There also can be no assurance with respect to our PFIC status for any future taxable year. If we are treated as a PFIC for our 2009 or 2010 taxable year, we likely would be treated as a PFIC for our 2008 taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this Annual Report on Form 20-F captioned ‘‘Taxation—United States Federal Income Taxation—Tax Consequences to U.S. Holders—Passive Foreign Investment Company Rules.”

ITEM 4.	INFORMATION ON OUR COMPANY

A.	History and development of the Company

Overview

AutoChina International Limited (“AutoChina”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc.

We were incorporated in the Cayman Islands on October 16, 2007 under the name “Spring Creek Acquisition Corp.” as a blank check company formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in greater China.

On April 9, 2009, we acquired all of the outstanding securities of ACG, an exempt company incorporated in the Cayman Islands, from Honest Best Int’l Ltd., resulting in ACG becoming our wholly owned subsidiary. Promptly after the business combination with ACG, we changed our name to “AutoChina International Limited.”

Prior to the business combination with ACG, we had no operating business.

At the time of the business combination, ACG operated in two primary business segments: (i) the commercial vehicle sales, servicing and leasing segment, which provides financing to customers to purchase commercial vehicles and related services, and (ii) the automotive dealership segment, which sold branded automobiles through its nationally recognized dealer network.

On June 15, 2009, we agreed to sell our automotive dealership segment for a purchase price of RMB470 million ($68.8 million). The sale of the automotive dealership segment was consummated on December 14, 2009. As a result, our business now consists solely of the commercial vehicle sales, servicing and leasing segment.

Our Company

We believe we own and operate China’s largest commercial vehicle sales, servicing, leasing, and support network. Through our 178 store network, each of which is company-owned and operated, we offer a one-stop shopping experience for commercial vehicles and related services. We focus on leasing commercial vehicles, providing after-sales support and road-side assistance through our growing store network, and providing our customers with value-added services for them to successfully operate their vehicles.

Our product and service offerings are specifically designed to allow our customers to conveniently and affordably own and operate for-profit commercial vehicles. We manage the licensing and permitting process for our customers and our leasing program allows our customers to pay for a vehicle using installment payments. During the term of the lease, we remove the administrative burden of ownership from the customer so that they can focus on operating their vehicle and generating income. We also offer our customers optional value-added services to simplify and enhance their ownership experience, such as providing financing for tire and diesel fuel purchases. We feel that our high degree of specialization, our customized product and service offering, our growing store network, and our high customer service standards are very attractive to our commercial vehicle customers in China.

We have been able to expand quickly and efficiently due to our business model that is designed to be highly scalable. Since March 2008, when we started our commercial vehicle sales, servicing and leasing business, through February 28, 2010, we have opened 178 store branches and leased 9,848 commercial vehicles. This is possible because we do not carry inventory (we do not purchase vehicles until our customers make their initial down payment), our stores require only a small amount of capital to open, and there is a high degree of standardization across our business.

Since all of our store branches are company-owned, we are able to maintain strict control over process and procedures. Each of our stores is identical in a number of aspects such as look and feel, staffing requirements, support infrastructure, business processes, product and service offering, and pricing. We open our stores in close proximity to our target customers, which tends to be in rural areas where operating costs are relatively low compared to urban areas. We lease instead of own the real estate for our stores. We staff our stores with employees from the local area which is advantageous because these employees can leverage their familiarity with the local customer base. We provide all of our new employees with training from both our corporate headquarters and from existing stores to facilitate continued standardization of our business practices.

Corporate Development and History

ACG, which was formerly known as “KYF Inc.”, was a holding company incorporated in July 2007 by Mr. Yong Hui Li. On the date of incorporation, 1,000 ordinary shares at $0.001 each were issued to Mr. Yong Hui Li. Mr. Yong Hui Li subsequently transferred all of the issued and outstanding shares to his affiliates. On the date immediately prior to AutoChina’s business combination with ACG, the sole shareholder of ACG was Honest Best Int’l Ltd. (“Honest Best”), a company which is wholly owned by Ms. Yan Wang, Mr. Li’s wife.

ACG was initially engaged solely in the automotive dealership business, which was primarily located in Hebei Province of China. Although ACG was incorporated in 2007, its automotive dealership business (through predecessor entities) was in operation since 2000. Prior to the incorporation of ACG in 2007, the automotive dealership business was conducted by Hua An Investment and Huiyin Investment, which became the largest of ACG’s variable interest entities following its incorporation. ACG (including its subsidiaries and variable interest entities) was an integrated automotive dealership company engaged in sales of automobiles, spare parts and after sales services, consisting of 12 new automobile franchises in 25 automotive dealerships, located primarily in Hebei Province of the PRC. On December 14, 2009, we consummated the sale of the automotive dealership segment as described below.

In March 2008, ACG commenced its full-service commercial vehicle sales, servicing and leasing business pursuant to which it provides sales-type leasing services for customers to acquire commercial vehicles in China. On August 8, 2008, ACG changed its name from “KYF Inc.” to “AutoChina Group Inc.”

ACG’s commercial vehicle sales, servicing and leasing business is mainly operated by the Auto Kaiyuan Companies, which consists primarily of three companies: Kaiyuan Logistics, Kaiyuan Auto Trade and Hebei Xuhua Trading. Each is a limited liability corporation established under the laws of the PRC.

On November 26, 2008, through ACG’s wholly owned subsidiary Fancy Think Limited, and in turn through Fancy Think Limited’s wholly owned subsidiary, Hebei Chuanglian Trade Co., Ltd. (“Chuanglian”), ACG executed a series of contractual arrangements (the “Enterprise Agreements”) with the Auto Kaiyuan Companies and their shareholder, Hebei Kaiyuan Real Estate Development Co., Ltd. (the “AKC Shareholder”). Pursuant to the Enterprise Agreements, ACG has exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from the AKC Shareholder, and generally has control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies are considered variable interest entities, and ACG is the primary beneficiary of those entities. ACG’s relationships with the Auto Kaiyuan Companies and the AKC Shareholder are governed by the Enterprise Agreements between Chuanglian and each of the Auto Kaiyuan Companies, which are the operating companies of ACG in the PRC.  As a result, the Auto Kaiyuan Companies are consolidated as variable interest entities.

On April 9, 2009, we acquired all of the outstanding securities of ACG, an exempt company incorporated in the Cayman Islands, from Honest Best Int’l Ltd., resulting in ACG becoming our wholly owned subsidiary. Promptly after the business combination with ACG, we changed our name to “AutoChina International Limited.”

On June 15, 2009, we agreed to sell our automotive dealership business for a purchase price of RMB470 million ($68.8 million on December 14, 2009). The sale of the automotive dealership business was consummated on December 14, 2009. As a result, our business now consists solely of the commercial vehicle sales, servicing and leasing business.

The following chart illustrates our corporate structure as of December 31, 2009:

(1)	The public company, listed on the NASDAQ Capital Market under the symbol “AUTC”.

(2)
Hebei Xuhua Trading is the entity AutoChina indirectly acquired control of through contractual arrangements that held the cash consideration paid to AutoChina in connection with its sale of the automobile dealership business.

(3)
Chuangsheng Trading was formed in connection with the new commercial vehicle financing structure, however it has not commenced any operations.  The company may in the future use Chuangsheng Trading as an acquisition or restructuring vehicle, though it does not currently have any plans to do so.

(4)	Each truck financing center is held by a separate legal entity, each of which is wholly owned by Kaiyuan Auto Trade.

AutoChina’s principal executive office is located at No. 322, Zhongshan East Road; Shijiazhuang, Hebei; People’s Republic of China. Our telephone number is +86 311 8382 7688.  Our principal website is located at http://www.autochinaintl.com.  The information on our website is not part of this Annual Report.

B.	Business Overview

We currently focus on providing a lease-to-own program that includes after-sales service and support for Class 8 heavy trucks (gross vehicle weight rating “GVWR” of over 33,000 lbs). Our customers can select to lease a truck of any make or model. As a result the mix of trucks we lease tends to follow general market trends in China and currently includes trucks from market leading manufacturers such as Sinotruk Limited, FAW Group Corporation, Beiqi Foton Motor Co., Ltd., Dongfeng Motor Corporation, Shaanxi Automobile Group, and SAIC-Iveco Hongyan Commercial Vehicle Company. During the lease term we own and are the legally titled owner of the vehicle. At the expiration of the lease, when the customer has fully paid for the vehicle, the ownership and title of the vehicle is transferred to the customer.

Our standard lease program currently includes a number of services that we charge a membership fee for, such as licensing and permit services, insurance services, registration services, and access to our store branch network for support services. We ensure that all of our customers are properly licensed and have the appropriate permits to operate their commercial vehicles. We submit the requisite applications on their behalf and are often able to leverage our experience to facilitate approvals. We ensure that the leased vehicles are properly insured and registered. Insurance premiums and registration fees are passed through to the customer, and insurance premiums are paid once per year in advance. The registration fee is paid once at the initiation of the lease. We handle all of the related ongoing administration and paperwork involved with commercial vehicle ownership so that our customers can focus on operating their business. GPS tracking of the vehicle, for which we charge a fee, is mandatory for all of our customers. Customer support is offered by each store branch in our network. Each store is staffed 24 hours a day, 7 days a week for customer support purposes. If a customer has a problem with their vehicle, they can contact our nearest store and arrange for roadside assistance or other repair measures. We believe that our emphasis on, and ability to deliver, high levels of customer service is a competitive advantage.

The standard length of our leases is 26 months. After an initial down payment and membership fee that together have historically averaged at least 25% of the market value of the vehicle, our customers make 24 equal monthly payments over the term of the lease (except that customers are not required to make a payment during the month of the annual Chinese New Year national holiday, which usually occurs in January or February). Furthermore, our company policy is that the total down payment and membership fee for first time customers must be at least 25% of the market value of the vehicle. At the end of the 26 month lease, the vehicle is fully paid off and title to the vehicle is transferred to the customer.  Since ownership is transferred to the customer following the lease, our lease structure inherently does not depend on residual values. We believe that our leasing model has significantly less risk than other lease structures that do depend on residual values.

We also offer optional value-added services to our customers such as financing for tire and diesel fuel purchases. Customers can pay for new tire purchases from approved vendors over a 3-month term through this service. Customers can also pay for diesel fuel purchases from approved fueling stations using a 1-month revolving credit facility. We charge a fee for using these value-added services and also receive commissions from the approved vendors who have partnered with us. We are continually evaluating new value-added offerings for inclusion in our product and service mix.

Our Customers

Our target customers are owners or owner-operators in the transportation industry. Our customers are predominantly located in rural areas of China and usually have prior long haul trucking experience. Our stores are also located in rural areas to maintain close proximity to our customers.

We feel that our product and service offering is superior to other options that our owner and owner-operator customers can pursue. These options include outright purchase, bank financing, and leasing from competitors similar to AutoChina. We feel that our lease program is superior to an outright purchase because our customers may not have the capital to fund a vehicle purchase up front, they may not have the time or ability to manage the administrative aspects of commercial vehicle ownership, and our lease program allows our customers to focus on operating their vehicle to generate income. We feel that our lease program is superior to bank financing because of the shorter lead-time to vehicle ownership (usually a few weeks for our application and approval process compared to a few months for banks – primarily due to our focus only on leasing commercial vehicles and our high level of customer service), the administrative burden of vehicle ownership that we remove from the customer, and the broad support network that our store branches provide. We feel that our product and service offering is superior to direct competitors, who may attempt to offer similar lease structures, due to our know-how and experience servicing commercial vehicle leasing customers, our growing store network, our emphasis on customer service, and our significant size and scale advantage (our competitors are smaller and often operate only a single store).

We believe that our target customers have historically been underserved by financial institutions due to their location in rural areas. We believe most financial products have been targeted at customers in predominantly urban areas of China where both earnings and growth in earnings have historically been higher. Our ability to profitably and efficiently service these rural customers allows us to capitalize on this largely underpenetrated market.

Credit Control System

Since there are not yet any established credit rating systems in China, it is critical for AutoChina itself to be able to evaluate and manage its customers’ credit risk. We accomplish this through a comprehensive and proprietary credit control system that begins with a new customer screening process and continues with ongoing post-lease credit rating and review. Our credit control system is designed to minimize the risk of default and, when default does occur, to minimize our exposure to loss. Our rating system also determines if a customer is eligible to purchase optional value-added services.

All new customers must successfully pass a proprietary 21-point application and screening process before beginning a lease. Furthermore, the final approval must be given by our corporate headquarters, which carefully reviews each application. The application and screening process is hands-on and labor intensive and requires reference checks of family and friends, a guarantor, a criminal background check, and documentation of all parties’ “hukou” (household registration record), among other things. A key component of our credit control system is a large down payment that varies depending on how much credit risk we believe a particular customer poses. The down payment percentage can range between 0-80% of the vehicle cost, not including our membership fee. Our company policy is that the total down payment and membership fee for first time customers must be at least 25% of the market value of the vehicle. In addition, historically our down payment and membership fee combined have averaged at least 25% of the fair market value of the vehicle. This large down payment gives our customers a significant vested interest in our lease program and therefore makes it less likely for them to walk away from a lease. In addition, it provides us with a great deal of protection in case a lease does terminate early, since the amount of proceeds we could re-sell or re-lease the vehicle for will likely be equal to or higher than our carrying value, which represents the total lease payments that are outstanding, for the vehicle. We have leased 9,848 trucks as of February 28, 2010. During 2009, there were 9 vehicles repossessed from customers and subsequently resold. The total proceeds on the re-sales of these 9 vehicles exceeded our total carrying value for these vehicles. There are 3 additional vehicles that are still in the process of being repossessed. During 2008, no vehicles were repossessed.

We own the property rights to the vehicles that we lease during the lease term. Therefore, if a customer becomes delinquent in payments to us, we can simply take possession of the vehicle without having to resort to legal action. This is a significant advantage compared to traditional borrowing arrangements where the lender would have to use the legal system to resolve disputes and before taking possession of the vehicle.

New Commercial Vehicle Financing Structure

In late September 2009, we implemented a new structure in which CITIC Trust Co. Ltd. (“CITIC Trust”), a division of CITIC Group (“CITIC”), acts as an intermediary for all of our leases. Our new wholly owned subsidiary, Hebei Chuangjie Trading Co., Ltd. (“Chuangjie Trading”) has engaged CITIC Trust to act as trustee for a trust fund (“Trust Fund”) set up for the benefit of Chuangjie Trading. The Trustee is responsible for the management of the funds invested in the Trust Fund, and the Trust Fund will be used in purchasing commercial vehicles from Kaiyuan Auto Trade (our existing subsidiary). Pursuant to the Trust Fund documents each use of the Trust Fund (e.g. to purchase a commercial vehicle) requires a written order to the Trustee from Chuangjie Trading. This structure is implemented through a non-exclusive 3-year contractual relationship that is automatically renewable and unilaterally amendable and cancellable by CITIC Trust.

Under our old commercial vehicle financing model, after a customer lessee initiated an application for financing by selecting a vehicle they would like to purchase, our store branch would conduct the relevant credit checks and issue an internal purchase order directly to Kaiyuan Auto Trade (our existing subsidiary). Under the new commercial vehicle financing structure, the commercial vehicle purchase order will be issued (upon completion of credit checks) by a store branch to Chuangjie Trading who will then instruct the Trustee to place the order for the vehicle with Kaiyuan Auto Trade. Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant local center will enter into a Sale and Management Agreement, and the Trustee, relevant local center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Sale and Management Agreements and Lease and Management Agreements, the parties agree that: (1) the Trustee will deliver the funds for the purchase of the commercial vehicle and instruct Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the local center will hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request.

Information Technology Systems

We use a customized enterprise resource planning system to manage our business. Our centralized corporate headquarters is linked to each store branch via this system. This allows for seamless communication and data transfer between our headquarters and each store. The system also governs most of our standardized business processes. For example, during the new customer application process, employees must complete certain forms in the system, which corporate headquarters then reviews. Management is also able to obtain real-time operating and performance data from the system in order to make better management decisions and to properly manage our operations.

Competition

We generally face competition from direct and indirect competitors. Our direct competitors maintain physical stores like we do and may attempt to operate in a similar fashion. However, we believe that they are much smaller in scale than AutoChina and have at most a few stores in their store network. We believe these competitors are typically owned locally and also lack a standardized and sophisticated business model.

We consider indirect competition to come mainly from banks. Banks provide loans for commercial vehicles, among other things. A key difference between bank financing and our lease program is that banks use the vehicle only as collateral, whereas AutoChina actually becomes the legally registered owner of the vehicle. Because of this, banks generally have to go through the legal system in order to repossess a vehicle. Banks generally are also not capable of providing service and support to the customer that is specific to commercial vehicle ownership or operation.

Our Industry

According to a report published in September 2009 by Frost and Sullivan, a leading publisher of industry market research, China is the world’s largest market for Class 8 heavy trucks, estimated to be 5 times the size of the U.S. market and 3 times the size of the European market. A February 2010 article from Automotive World estimated that 2009 heavy truck sales in China exceeded 600,000 units, an all-time record.

In terms of growth, China’s continued economic development, industrialization, and the improvement of its infrastructure are the basic demand drivers for commercial vehicles. According to Frost and Sullivan, China’s agriculture and industry sectors combined account for about 60% of China’s GDP. This is double the world average of 30% and also higher than the developing nation’s average of 49%. These two sectors have helped to amplify demand for road transportation and have also increased cargo turnover. According to Frost and Sullivan, “The emulation of western logistics practices and the creation of massive road infrastructure to facilitate local and global trade will further catalyze freight movement using trucks.”

In addition, growth in the heavy truck market is also being driven by certain government legislation in China. The final phase-in of charge-by-weight laws that severely penalize overloaded vehicles should increase the total market for heavy trucks. Increases in diesel fuel taxes resulting from a recent governmental shift from taxing trucks by a combination of capacity and income to taxing truck usage by fuel consumption is anticipated to drive demand for new trucks with more fuel-efficient engines. Finally, harmonization of Chinese truck emission rules with those of the U.S. and Europe – expected to occur in stages between 2010 and 2012 – will boost demand for new trucks with the required emission control systems.

In October 2005 the Ministry of Communication issued “Guidelines on Trial Implementation of the Charge-by-weight Policy on Toll Road” which requires as well as gives guidance to apply the original Charge-by-weight policy, passed in 2000, throughout all of China. By the end of November 2008, there were 24 provinces and municipalities that have carried out the Charge-by-weight policy. It is estimated that the policy will be applied to over 90% of highways and provincial roads in China by 2010.

The market for heavy trucks in China is dominated by domestic Chinese manufacturers. Chinese made heavy trucks cost one-fourth to one-third as much as foreign made heavy trucks. The lower production cost in China is attributable to a number of factors including larger scale and production volume, lower labor costs, and differences in technology. The majority of the market is controlled by the following manufacturers: Sinotruk Limited, FAW Group Corporation, Beiqi Foton Motor Co., Ltd. (Foton), Dongfeng Motor Corporation, Shaanxi Automobile Group, and SAIC-Iveco Hongyan Commercial Vehicle Company. In December 2009 Sinotruk’s principal subsidiary, China National Heavy Duty Truck Group Corp., announced that it had become the world’s second largest heavy truck maker by volume, second only to Mercedez-Benz (Daimler).

Recently, foreign heavy truck manufacturers have increased their efforts to participate in China’s heavy truck market. In December 2009, Hyundai Motor Co. announced a $400 million joint venture with China’s Baotou Bei Ben Heavy-Duty Truck Co Ltd. In October 2009, NC2 Global LLC, a truck maker set up by Caterpillar Inc. and Navistar International Corp., announced a joint venture of at least $300 million with Chinese truck maker Anhui Jianghuai Automobile Co. Also, in October 2009, German truck maker MAN SE acquired a 560 million Euro minority stake in China’s Sinotruk.

Our Strategy

We wish to firmly establish ourselves as the preeminent provider of commercial vehicle sales, servicing and leases in China and to expand our store branch network across the entire country. We envision being able to grow quickly due to the low cost of opening a new store and by leveraging our highly standardized business model. We plan to maintain strict control over our product and service offering through 100% ownership of all of our store branches. Our goal is to enable our customers to succeed while maintaining our own profitability. We realize that their livelihood and ability to operate commercial vehicles for profit is paramount to our own success. We wish to continue offering and introducing innovative new products and services to our customers that will enhance their ability to operate their commercial vehicles profitably.

We would like to accomplish all of these things efficiently and cost effectively while enhancing value to our shareholders.

Our Strengths

Leading Provider of Commercial Vehicle Leases to Owners and Owner Operators. We believe we own and operate the largest commercial vehicle sales, servicing, leasing, and support network in China. We believe that we have developed a strong market position in a fragmented market in a short amount of time and are poised to continue growing while maintaining our market leadership. We believe that our growing product and service mix is unmatched in the industry and that we have a strong brand in China that is well-regarded and trusted by our customers. We believe that our recent partnership with CITIC has and will continue to enhance our brand name. We feel that we have significant competitive advantages over both indirect competitors such as banks and also direct competitors who are generally much smaller in size and scale.

We Operate in the World’s Largest Market for Heavy Trucks. According to a September 2009 research report published by Frost and Sullivan, China is the largest market for heavy trucks in the world, surpassing the size of the European market by approximately 3 times and the U.S. market by approximately 5 times. We believe that China’s continued economic growth and industrialization will likely cause the demand for heavy trucks to continue growing for many years. Since our customers can select a truck of any make or model, we believe we are well positioned to benefit from any growth in the market despite which trucks may be popular at the time.

Our Proprietary Credit Control System Minimizes Risk and Potential Losses. We believe that our proprietary credit control system allows us to profitability service an underserved market segment with a minimum amount of risk. Our screening and approval process helps to ensure that we only accept customers who we believe will be able to fulfill the terms of our lease. Our leases are structured such that the large initial payment provides us with significant protection in case a customer does default. We believe that being the legal owner of the vehicle during the term of the lease also provides us with an advantage in case of a default. Our ability to track the physical location of all our leased vehicles is also very important in order to deter defaults and to mitigate loss in case of a default.

Our Growing Store Branch Support Network Provides us with a Strong Competitive Advantage. We believe that our store branch support network differentiates us from our competitors and allows our business to grow rapidly. Indirect competitors, such as banks, typically offer no such support network and direct competitors are generally much smaller in size and have at most a few stores in their network. Having access to a large, geographically diverse store network to rely on is usually a key consideration in our customers’ commercial vehicle leasing decision. Our high level of standardization across our stores and the low capital investment required also makes it easier for us to open new stores. For example, existing stores are used as training bases for new employees who will staff new stores.

Our Partnership with CITIC Differentiates us from our Competitors. We believe that we are the only provider of commercial vehicle leases to owners and owner-operators that uses CITIC Trust as an intermediary. CITIC has a strong reputation and a great deal of name recognition due to their China CITIC Bank operation, which is one of the top ten banks in China. We are able to leverage the CITIC brand name with our customers to enhance our own brand name. Our partnership with CITIC Trust may also help us to obtain financing in the future in addition to potentially increasing our ability to work directly with China CITIC Bank.

We have A Business Model that is Designed to be Profitable and Scalable. We believe that the small amount of capital required to open a new store and the high level of standardization across our business model allows us to expand our store branch network quickly and efficiently. In addition, we believe that our proprietary credit control system and our lease structure allows us to profitably serve our customers. As a result we believe that we are well positioned to grow profitably in the largest market for heavy trucks in the world.

Corporate Information

AutoChina’s principal executive office is located at No. 322, Zhongshan East Road; Shijiazhuang, Hebei; People’s Republic of China. Our telephone number is +86 311 8382 7688. Our principal website is located at http://www.autochinaintl.com. The information on our website is not part of this Annual Report.

Facility Management

Personnel. Each commercial vehicle financing center is typically managed by a general manager who oversees the operations, personnel and the financial performance of the location, subject to the direction of ACG’s corporate office. The sales staff of each commercial vehicle financing center consists of sales representatives and other service employees.

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

Members of senior management regularly travel to each location to provide on-site management and support. Each location is audited regularly for compliance with corporate policies and procedures. These routine unannounced internal audits objectively measure commercial vehicle financing center performance with respect to corporate expectations.

Purchasing and Suppliers. ACG believes that pricing is an important element of its marketing strategy. Because of its size, ACG commercial vehicle financing and service centers benefit from volume purchases at favorable prices that enable them to achieve a competitive pricing position in the industry. Commercial vehicle purchases financed through a commercial vehicle financing center are purchased through wholesale vendors and retail vendors located near each commercial vehicle financing center. All purchasing commitments are negotiated by personnel at ACG’s corporate headquarters. ACG believes that it has been able to negotiate favorable pricing levels and terms, which enables it to offer competitive prices for its products.

Capital Expenditures

ACG’s capital expenditures for commercial vehicle financing center include leasehold improvements of commercial retail space, branding and other fixtures and machinery and equipment. The estimated cost of establishing a commercial vehicle financing center is approximately RMB 60,000 (approximately US$9,000).

ACG plans to invest approximately $1.1 million in 2010 to establish approximately 118 new commercial vehicle financing and service centers. These expansion efforts will generally be funded from cash generated from operations.

Trademarks and Intellectual Property

Kaiyuan Auto is a trademark, service mark and trade name of ACG. ACG does not have any other trademarks, service marks and trade names.

Governmental Regulations

Automotive and Other Laws and Regulations

ACG operates in a regulated industry in China. Numerous laws and regulations affect ACG’s businesses. In each province, territory and/or locality which ACG does business, it must obtain various approvals, licenses, authorizations, certificates, filings and permits in order to operate its commercial truck financing businesses. Numerous laws and regulations govern ACG’s conduct of its businesses, including those relating to its sales, operations, financing, advertising and insurance practices. These laws and regulations include, among others, consumer protection laws, laws and regulations. These laws also include employment practices laws.

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

Environmental, Health and Safety Laws and Regulations

ACG’s operations do not involve the use, handling, storage and contracting for recycling and/or disposal of any pollutant materials. Consequently, ACG’s business is not subject to a variety of PRC laws and regulations governing management and disposal of materials and wastes, protection of the environment and public health and safety.

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

Legal Proceedings

There is no material litigation currently pending or, to our knowledge, contemplated against AutoChina or ACG or any of our officers or directors in their capacity as such.

Recent Developments

On January 8, 2010, we completed a warrant redemption for all of our outstanding warrants. Immediately prior to the announcement of the warrant redemption there were approximately 4.2 million warrants issued and outstanding, including 1.43 million warrants issued to insiders prior to the our initial public offering. Each warrant entitled the holder to purchase one of our ordinary shares at an exercise price of $5.00 per share. Prior to the redemption date, a total of 4,080,690 warrants were exercised, equal to approximately 97.8% of all warrants subject to redemption. The remaining 91,418 warrants were redeemed and the holders of those warrants were paid the sum of $0.01 per warrant. Following the redemption we had a total of 15,076,410 ordinary shares issued and outstanding.  We received total proceeds from all warrant exercises of approximately $20.4 million and intend to use the proceeds from the warrant redemption to continue the expansion of our commercial vehicle sales, servicing and leasing business.

On February 11, 2010, we issued a press release announcing preliminary unaudited financial results for our fourth quarter ended December 31, 2009.

C.	Organizational structure.

On April 9, 2009, we acquired ACG through a share exchange whereby ACG became our wholly owned subsidiary. See Item 4.A. “History and development of the Company - Corporate Development and History.”

D.	Property, plants and equipment.

Prior to its acquisition of AutoChina Group Inc. (“ACG”), AutoChina had no operations. ACG was incorporated in the Cayman Islands on July 26, 2007 and disposed its automotive dealership during 2009. Consequently, the company currently consists solely of the commercial vehicle sales, servicing and leasing business. ACG currently conducts business through over 190 subsidiaries, all of which are majority or wholly owned, directly or indirectly, by it. Its principal office are located at 322 Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, People’s Republic of China, and its telephone number is +86 311 8382 7688.

ACG is a provider of commercial vehicle sales, servicing and leasing and related services under the “Kaiyuan Auto” brand name. Through its strategically located network of commercial vehicle financing and service centers, ACG provides one-stop service for the needs of its customers, including commercial vehicle sales, servicing and leasing and related administrative services.

ACG’s commercial vehicle financing and service centers are principally located in high traffic areas throughout Hebei, Shanxi, Shandong and Henan provinces, and the Inner Mongolia Autonomous Region and Beijing and Tianjin regions of China. To manage its operations in the various regions, ACG set up a regional office in each of Hebei, Shanxi, Shandong and Henan provinces, and the Inner Mongolia Autonomous Region. Since March 2008 when it opened its first commercial vehicle financing center, ACG has quickly grown its network of commercial vehicle financing and service centers to include 178 centers as of February 28, 2010.

At each commercial vehicle financing center, ACG provides financing to assist customers in purchasing new commercial vehicles. ACG employs a “three full/one quick” service concept at all its commercial vehicle financing and service centers, which refers to its customers’ ability to purchase a commercial vehicle through its commercial vehicle sales, servicing and leasing services, administrative services and 365-day vehicle services in a single convenient transaction. Customers wishing to purchase a commercial vehicle can go to any ACG commercial vehicle financing center and select a commercial vehicle from the catalogues and informational literature provided by ACG. The customer then arranges for financing and related services with ACG, which involves a credit check and a down payment of 15-30% of the purchase price. The commercial vehicles are then purchased by ACG from local third-party dealers and provided to ACG’s customers. During the term of the financing, which is typically two years, ACG retains title to the commercial vehicle and in addition provides administrative services for the customers, including all registration and license processing, payment of surcharges, toll pass, transportation fees, licenses and insurance, and monthly renewal of the government-mandated commercial vehicle permits to the customer. Following the end of the financing period, ACG transfers title to the vehicle to the customer and provides the customer the option to continue to use ACG to manage the administrative and vehicle services for a fee.

The following chart indicates the number of ACG commercial vehicle financing and service centers in each of the provinces/regions where ACG conducts its business as of February 28, 2010:

Chinese Province / Region	Number of Commercial Vehicle Financing and service centers
Hebei:	44
Shanxi:	30
Shaanxi:	11
Tianjin:	2
Beijing:	2
Shandong:	38
Henan:	38
Inner Mongolia Autonomous Region:	13
Total:	178

ACG leases most of the properties where the regional offices and commercial vehicle financing and service centers are located. ACG expects to continue to lease the majority of the properties where ACG’s offices or centers are located.

ACG expects to use cash to purchase property, equipment and improvement in fiscal 2010 in connection with adding 118 commercial vehicle financing and service centers. ACG intends to use cash from operations to finance these purchases. See “Operating and Financial Review and Prospects — Liquidity and Capital Resources” for further information.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS OVERVIEW

On June 15, 2009, ACG agreed to sell its automotive dealership segment pursuant to the terms of an acquisition agreement entered into between Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”) and Shanghai Dexin Investment and Xinjiang Guanghui Industry Investment (Group) Co. (“Xinjiang”). ACG controls Hebei Kaiyuan through certain contractual arrangements. In consideration of the acquisition, Xinjiang paid Hebei Kaiyuan RMB470 million ($68.8 million on December 14, 2009). ACG completed the sale on December 14, 2009.

The company has accounted for the consumer automotive dealership business in the accompanying consolidated financial statements as discontinued operations, and, as such, have been excluded from continuing operations and from segment results for all periods presented. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the consumer automotive dealership business have been appropriately reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented.

OVERVIEW

AutoChina International Limited (“AutoChina”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc.

We were incorporated in the Cayman Islands on October 16, 2007 under the name “Spring Creek Acquisition Corp.” as a blank check company formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in greater China.

On April 9, 2009, we acquired all of the outstanding securities of ACG, an exempt company incorporated in the Cayman Islands, from Honest Best Int’l Ltd., resulting in ACG becoming our wholly owned subsidiary. Promptly after the business combination with ACG, we changed our name to “AutoChina International Limited.”

Prior to the business combination with ACG, we had no operating business.

At the time of the business combination, ACG operated in two primary business segments: (i) the commercial vehicle sales, servicing and leasing segment, which provides financing to customers to purchase commercial vehicles, and (ii) the automotive dealership segment, which sold branded automobiles through its nationally recognized dealer network.

On June 15, 2009, we agreed to sell our automotive dealership segment for a purchase price of RMB470 million ($68.8 million). The sale of the automotive dealership segment was consummated on December 14, 2009. As a result, our business now consists solely of the commercial vehicle sales, servicing and leasing segment.

New Commercial Vehicle Financing Structure

Commencing in late September 2009, we began to implement a new commercial vehicle financing structure through our new wholly owned subsidiary, Hebei Chuangjie Trading Co., Ltd. (“Chuangjie Trading”).  Under the new commercial vehicle financing structure, Chuangjie Trading has engaged Citic Trust Co. Ltd. (“Trustee”), a division of the Citic Group, to act as trustee for a trust fund set up for the benefit of Chuangjie Trading (the “Trust Fund”).  The Trustee is responsible for the management of the funds invested in the Trust Fund, and the Trust Fund will be used in purchasing commercial vehicles from Kaiyuan Auto Trade (our existing subsidiary).  Pursuant to the Trust Fund documents each use of the Trust Fund (e.g. to purchase of a commercial vehicle) requires a written order to the Trustee from Chuangjie Trading.

Under the previous commercial vehicle financing model, after a customer lessee initiates an application for financing by selecting a vehicle they would like to purchase, our local commercial vehicle financing and service centers (each a “Local Center”) conducts the relevant credit checks and issues an internal purchase order directly to Kaiyuan Auto Trade (our existing subsidiary).  Under the new commercial vehicle financing structure, the commercial vehicle purchase order will be issued (upon completion of credit checks) by a Local Center to Chuangjie Trading who will then instruct the Trustee to place the order for the vehicle with Kaiyuan Auto Trade.  Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant Local Center will enter into a Sale and Management Agreement, and the Trustee, relevant Local Center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase.  Under the Sale and Management Agreements and Lease and Management Agreements, the parties agree that: (1) the Trustee will deliver the funds for the purchase of the commercial vehicle and instruct Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the Local Center will hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the Local Center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the Local Center will transfer title to the vehicle to the lessee upon the lessee’s request.

New Tires and Fuel Services

Commencing in January 2010, we began offering our customers financing to purchase tires and diesel fuel. Under the new tire purchase program, approved customers may now pay for new tire purchases over a 3-month term. Under the fuel purchase program, the company offers approved customers a 1-month revolving credit facility to buy diesel fuel from selected fueling stations that have partnered with AutoChina. AutoChina charges customers a fee for both services and also receives rebates on customer purchases from the associated vendors.

RESULTS OF OPERATIONS

The financial statements for each of the periods presented have been reclassified to report the results of the automotive dealership segment as discontinued operations as a result of the sale by ACG of this segment on December 14, 2009. As a result, AutoChina has only one business segment comprising its continuing operations, commercial vehicle sales, servicing and leasing.

2009 Compared to 2008

The commercial vehicle sales, servicing and leasing business was started in March 2008 and therefore was not in operation for the full year ended December 31, 2008. This should be considered when comparisons are made with the year ended December 31, 2009.

Overview - Continuing Operations

AutoChina’s revenues and earnings increased significantly during the year ended December 31, 2009, despite weak economic conditions during the beginning of the period. Heading into 2009, commercial vehicle sales, servicing in China had faced nine months of consecutive monthly declines according to the China Association of Automobile Manufacturers (CAAM). However, in February 2009, nationwide commercial vehicle sales, servicing rebounded and posted their first monthly increase since July 2008. This was in part due to the effects of economic stimulus measures implemented by the Chinese government. China’s continued economic development and expansion of its infrastructure, such as high-speed railways, intercity highways, ports, hospitals, and airports, also helped to drive demand for commercial vehicle sales, servicing for the rest of 2009. In fact, strong monthly year over year growth rates for commercial vehicle sales, servicing were observed through the second half of 2009. The company’s commercial vehicles sales and leasing businesses benefitted from the recovering market for commercial vehicles in China during 2009.

In January 2009, the company established 2 additional commercial vehicle financing and service centers in Beijing and the Inner Mongolia Autonomous Region, bringing the total number of locations to 105, and an additional 45 and 7 centers opened during the third and fourth quarters of 2009, respectively, bringing the total number of centers to 157 as of December 31, 2009.

Revenues

The table below sets forth certain line items from the company’s Statement of Income as a percentage of revenues:

(in thousands)	Year ended December 31, 2009		Year ended December 31, 2008
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
Commercial vehicles	$308,800	94.9%	$34,059	93.8%	806.7%
Finance and insurance	16,654	5.1%	2,239	6.2%	643.8%
Total revenues	$325,454	100.0%	$36,298	100.0%	796.6%

Revenues for the year ended December 31, 2009 were $325.4 million, an increase of 796.6% from $36.3 million in the comparable prior year period.

AutoChina’s commercial vehicle sales, servicing and leasing business recorded 7,564 leases in fiscal 2009, compared to 954 leases in fiscal 2008. In addition, the company has only realized losses in lease-to-own loans in relation to 5 vehicles for loss and accidents during fiscal 2009. There was no such loss recognized in fiscal 2008. The increase in commercial vehicle sales and servicing and leasing was in part due to the effects of economic stimulus measures implemented by the Chinese government and improving investment sentiment from such businesses.

We recognize the revenue from the membership, service and support fees we charge during the term of our customer’s lease as lease revenue.  Once the lease term ends (which will begin in June of 2010 for our first customers), a customer will be able to elect to continue to participate in our service and support network, and we will thereafter record the revenue from the service and support fees we charge separately.  Finance and insurance revenue increased 643.8%, as a result of the increase in total outstanding number of commercial vehicle sales, servicing and leasing contracts in effect in 2009 compared to 2008.

Cost of Sales

Cost of sales in fiscal 2009 totaled $292.7 million, as compared to $32.0 million in the prior year, an increase of 815.5% as compared to the same period of 2008, mainly due to increased sales volume in the commercial vehicle sales, servicing and leasing business.  The average cost per vehicle in 2009 was $38,700 but it was only $33,500 per vehicle in 2008. The increase of cost per vehicle was due to the change of sales mix. We had 157 leasing centers by the end of fiscal 2009, and only 48 in operation at the end of 2008.  The company commenced this business in March 2008.

Gross Profit

The company’s gross profit was $32.8 million in fiscal 2009, representing a gross margin of 10.1%, a decrease from 11.9% for the prior period in 2008, which is a result of our reduced pricing in order to attract customers.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2009 were $9.7 million, which was $6.6 million, or 210.2%, higher than the same period of 2008. This was mainly due to the growth in the number of employees, commercial vehicles sales, servicing and leasing centers, and the expenses incurred operating as a public company since April 2009.

Other income

Other income totaled $0.6 million for fiscal 2009, as compared to $0.2 million in the prior year, an increase of 271.6% as compared to the same period of 2008. It is mainly due to increased penalty income, which is the late charges imposed to customers for their late payment of monthly installment and we recognize this as our income.

Interest Expense

Interest expense totaled $3.8 million for fiscal 2009, of which $2.8 million of interest expense was paid to affiliates, Beiguo and Renbai, for the purchase of commercial vehicles for leasing.  Interest expense was negligible for fiscal 2008.

Interest Income

Interest income was negligible for both fiscal 2009 and 2008.

Other Income (Expense)

Other expense for fiscal 2009 was $0.8 million, mainly as a result of the accretion of the share repurchase obligation and acquisition-related costs, which were incurred in 2009 in conjunction with the April 2009 business combination, as described above.  Other expense was negligible for fiscal 2008.

Income Tax Expense

In fiscal 2009, the company recorded income tax expense of $3.8 million, as compared to an income tax expense of $0.2 million in fiscal 2008. This increase was due to the increased pre-tax income generated by the Chinese subsidiaries of the company.

Net Income from Continuing Operations

Net income from continuing operations in fiscal 2009 was $15.2 million, as compared to $1.2 million in fiscal 2008, representing an increase of 1,198.6% from fiscal 2008. The increase primarily resulted from the significant increase in revenues generated from the commercial vehicles sales, servicing and leasing businesses.

Net Income Attributable to Shareholders

Net income attributable to shareholders in fiscal 2009 was $36.3 million, as compared to $8.0 million in fiscal 2008, representing an increase of 351.4% from fiscal 2008. The increase primarily resulted from the significant increase in revenues generated from both the commercial vehicles sales, servicing and leasing business and the discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

Financing arrangements

From inception through 2007, the company’s sources of cash were mainly from borrowings from affiliates, financial institutions and capital contributed by the company’s shareholders.

Since 2008, the company’s capital expenditures for continuing operations were financed primarily through short-term borrowings from financial institutions and affiliates. The interest rates of short-term borrowings during the periods ranged from 4.00% to 5.31% per annum.

As of December 31, 2009, the company had incurred accounts payable of $66.3 million and $51.4 million from two of its affiliates, Beiguo Commercial Building Limited (“Beiguo”) and Shijiazhuang Beiguo Renbai Group Limited (“Renbai”), companies affiliated with Mr. Yong Hui Li, our Chief Executive Officer and Chairman, and Mr. Thomas Luen-Hung Lau, a director of AutoChina. Each of Mr. Li and Mr. Lau hold 19.60% and 21.71%, respectively, of indirect beneficial ownership in Beiguo and Renbai. The financing arrangement was established for ACG’s purchase of commercial vehicles for leasing as part of the commercial vehicles sales, servicing and leasing business. This represents an increase of $115.4 million during the year ended December 31, 2009. As of December 31, 2008, the amount due to Beiguo and Renbai was $2.3 million and nil, respectively.  According to the financing arrangement between the company, Beiguo and Renbai, the accounts payable is at an interest rate of 4.00% per annum for the funds obtained.  Such financing arrangement is guaranteed by Mr. Li, who has a long term business relationship with Beiguo and Renbai, on behalf of the company. In addition, the payable balances of each loan are unsecured and due in 180 days.  The company is able to roll over the debt past 180 days. Such costs are accounted for as interest expense between related parties.  The company expects to continue to rely on this financing arrangement with Beiguo and Renbai for the foreseeable future.

As of December 31, 2009, the company’s continuing operations also had a short-term bank loan of $8.8 million with a financial institution in the PRC.

We utilized the net proceeds from the sale of the automotive dealership business to expand our commercial vehicles sales, servicing and financing business in China. Although revenues from the commercial vehicles sales, servicing and leasing business were lower than from the automotive dealership business at the time of the sale, the company believes that its commercial vehicle business model provides a significant platform for growth, and this capital will allow for the company to accelerate this process.

After taking into consideration our present banking facilities, our financing arrangement with our affiliate, our existing cash resources, the cash flows expected to be generated from operations, the net proceeds received from the sale of the automotive dealership business in December 2009, and the settlement of the put and call agreements in September and October 2009 (as described below), we believe we have adequate sources of liquidity to meet our short-term obligations and working capital requirements. Further, except for the specific plan to issue equity securities which is disclosed in this Annual Report, ACG believes, if necessary, it could raise additional capital through additional issuance of debt, equity securities or loans.

Working Capital

As of December 31, 2009 and 2008, the company had working capital of $13.7 million and $50.8 million, respectively.

In conjunction with the April 2009 business combination, the company and ACG entered into agreements reflecting immediate or short-term cash commitments as summarized below, which were in excess of the amount in the company’s trust account at December 31, 2008 ($40.9 million) and a portion of which were unpaid at the closing of the business combination. In order to ensure that the business combination was approved by the shareholders, the company, ACG and their respective affiliates entered into various transactions to purchase or facilitate the purchase of ordinary shares of the company from shareholders who had indicated their intention to vote against the business combination and seek redemption of their shares for cash, including price protective agreements with various investors in the form of puts and calls. The put and call agreements were settled at no cost to the company from August through October 2009. The company accounted for the settlements as capital transactions.

Purchase of shares	$24,218
Payment of deferred underwriting and advisory fees –
Cash	1,200
Short-term note payable	429
Short-term put and call agreements –	-
Fully funded	4,987
Partially funded	1,044
Unfunded	2,541
Redemption of shares	8,182
Repurchase of warrants	1,026
Legal fees and other	410

Total	$44,037

As a result of the aforementioned agreements, at the closing of the business combination, the unrestricted cash acquired in the transaction was $1,697,000. The release of $4,986,696 of restricted cash held in escrow in August 2009 pursuant to the put and call arrangements described below provided additional funds to finance the company’s operations. The sale of the company’s automotive dealership business, which was completed in December 2009, has also provided additional capital to support operations.

The company anticipates that it will have adequate sources of working capital in the foreseeable future. However, the company may elect in the future to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions and/or the sale of equity.

Put and Call Agreements

In connection with the April 2009 business combination, on April 7, 2009, AutoChina entered into certain Put and Call Agreements with four of its shareholders. Pursuant to such agreements, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders agreed to be obligated to sell (the “call option”) to AutoChina, an aggregate of 156,990 ordinary shares at an exercise price of $9.05 per ordinary share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. The put options were exercisable during the two week period commencing on October 9, 2009. The call options were exercisable until October 9, 2009, subject to certain limitations. In connection with these agreements, AutoChina entered into an Escrow Agreement, dated April 7, 2009, with the shareholders, Honest Best Int’l Ltd., the sole shareholder of ACG prior to the business combination, and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent held 7,745,625 ordinary shares of AutoChina issued to Honest Best Int’l Ltd. in connection with the business combination, together with $377,000 in cash provided by AutoChina, to secure payment of the exercise price by AutoChina. These put options were terminated on September 2, 2009.

On April 7, 2009, AutoChina entered into certain Put and Call Agreements with four of its shareholders. Pursuant to the agreements, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”) to AutoChina, an aggregate of 299,000 ordinary shares at an exercise price of $8.50 per share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. The put options were exercisable during the two week period commencing on October 9, 2009. The call options were exercisable until October 9, 2009, subject to certain limitations. On October 9, 2009, the call options expired without being exercised, and on October 23, 2009, the put options expired without being exercised.

On April 8, 2009, AutoChina entered into a Put and Call Agreement with two of its shareholders. Simultaneously with the execution of the agreement, the shareholders purchased an aggregate of 548,800 ordinary shares of AutoChina at a purchase price of $7.865 per ordinary share. Pursuant to the agreement, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”), an aggregate of 548,800 ordinary shares at an exercise price of $8.40 per share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. AutoChina also paid the shareholders an aggregate of approximately $58,000 in connection with the agreement. The put options were exercisable during the two week period commencing on October 9, 2009. The call options were exercisable until October 9, 2009, subject to certain limitations. In connection with the agreements, AutoChina entered into an Escrow Agreement, dated April 8, 2009 with the shareholders, ACG and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent held approximately $4.6 million in cash provided by AutoChina to secure payment of the exercise price by AutoChina. These put options were terminated on August 17, 2009.

A summary of the Put and Call Agreements is presented below.

(in thousands, except for share or per share amounts )
Commitment Description	Per Share Amount	Number of Shares	Total Commitment	Funded Commitment	Unfunded Commitment
Fully funded commitment	$8.40	548,800	$4,610	$4,610	$—
Unfunded commitment	$8.50	299,000	2,541	—	2,541
Partially funded commitment	$9.05	156,990	1,421	377	1,044
Total commitment		1,004,790	8,572	$4,987	$3,585
Less market value of shares on commitment dates (April 7-8, 2009)	$7.87		7,908
Accretion recorded over the life of the commitment as a charge to operations			$664

On August 17, 2009 and September 2, 2009, the company entered into various agreements with certain holders of the Put and Call Agreements and third party transferees (the “Transferees”), pursuant to which the company agreed to assign and transfer the call options to acquire 705,790 previously issued ordinary shares to the Transferees.  Subsequently, the Transferees exercised such options and the company’s commitment on the put option under the Put and Call Agreements was released.  As a result, during August and September 2009, a total of $4,986,696 of restricted cash held in escrow was released to the company. The remainder of the put and call options expired without being exercised in October 2009.

Financial Condition

The following table sets forth the major balance sheet accounts of ACG at December 31, 2009, 2008 and 2007 (in thousands) and excludes items related to discontinued operations:

	As of December 31,
	2009	2008	2007
Assets:
Cash and cash equivalents	$36,768	$3,869	$—
Restricted cash	12,450	—
Deposits for inventories	17,388	428	—
Net investment in sales-type leases	216,577	23,359	—
Property, equipment and improvements, net	$2,103	$1,799	$—
Liabilities:
Accounts payable, related parties	$117,725	$2,272	$—
Trade notes payable	12,450	—	—
Short-term bank loan	8,788	—	—
Due to affiliates	$38,246	$5,894	$—

Restricted cash increased in line with the trade notes payable, as ACG used financing to purchase commercial vehicles. At December 31, 2009, restricted cash was $12.4 million and the amount of trade notes payable was the same amount. The increase was due to the need to secure the new note payables by the commercial vehicle leasing segment.

Deposits for inventory balances for continuing operations continuously increased throughout the period. As of December 31, 2009, deposits for inventories were $17.4 million as compared to $0.4 million on December 31, 2008, while revenue from continuing operations increased 796.6% for the year ended December 31, 2009 compared with same period in prior year. The growth was due to the increased number of commercial vehicles contracts entered and lead to increased needs of commercial vehicle inventories.

Net investment in leases began in March 2008 as a result of the commercial vehicles sales, servicing and leasing business under which ACG enters into monthly installment arrangements with customers for a 2-year period. As the company continued to experience significant growth in revenue throughout the year, the balance of net investment in leases increased accordingly.

Property, equipment and improvements for continuing operations increased to $2.1 million in December 31, 2009, an increase of $0.3 million (16.9%) as compared with December 31, 2008. The increased expenditures primarily relates to costs associated with expanding a number of commercial vehicle financing and service centers.

Accounts payable, related parties were related to the financing arrangement for ACG’s purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing and leasing business. It increased from $2.3 million to $117.7 million on December 31, 2009, an increase of $115.4 million (5,081.6%), as compared with December 31, 2008. As the company continued to grow the revenue and increased the balance of net investment in leases, the need of additional financing from this financial arrangement increased accordingly.

Trade notes payable were promissory notes which were secured by cash deposits with banks (restricted cash). Trade notes payable was $12.4 million in December 31, 2009. These notes were a result of the increased level of automobile inventories and revenue growth.

Short-term bank loan represents loan from financial institution that was used for working capital and capital expenditures purposes. The loan increased to $8.8 million in December 31, 2009, since the company granted a banking facility from a PRC financial institution during the year.

ACG’s borrowings fluctuate primarily based upon a number of factors, including (i) revenues, (ii) changes in accounts and notes receivables, (iii) capital expenditures, and (iv) deposits adjusted for changes in inventories. Historically, income from continuing operations, as well as borrowings on the revolving credit facilities, has funded accounts and notes receivables growth, inventory growth and capital expenditures.

The following table sets forth certain historical information with respect to ACG’s statements of cash flows (in thousands):

	Years Ended December 31,
	2009	2008	2007
Net cash used in operating activities	$(193,205)	$(4,198)	$—
Net cash provided by (used in) investing activities	34,481	(1,922)	—
Net cash provided by financing activities	172,048	9,390	—
Net cash flow provided by (used in) discontinued operations	5,763	(125)	5,721
Effect of exchange rate change	275	1,441	(350)

Net increase in cash and cash equivalents	$19,362	$4,586	$5,371

Operating Activities. The company used $193.2 million in continuing operating activities for the year ended December 31, 2009, as compared to $4.2 million for the year ended December 31, 2008, representing an increase of $189.0 million. This increase in cash flows used in operating activities was attributable primarily to the increase of net investment in sales-type leases, which was related to the growing commercial vehicles sales, servicing and leasing business.

In fiscal 2009, the company used $193.2 million in operating activities. During this year ACG had net income of $36.3 million, $9.7 million of which was generated from discontinued operations, $5.7 million of which was related to gain on disposal of discontinued operations and an additional $5.7 million of which was a non cash gain related to the realization of foreign currency translation adjustments as a result of the sale of our dealership business (discontinued operations). In addition, ACG increased the net investment in sales-type leases by $193.2 million, increased deposits for inventories by $17.0 million, and decreased customer deposits, related party by $16.1 million. However, there were increases in trade notes payable of $12.4 million, an increase in other payables and accrued liabilities, by $1.6 million and an increase in accounts payable by $3.5 million, and decreased inventory by $1.1 million. The remaining balance of $0.7 million arises from changes in prepaid expenses and other current assets, customer deposits, income tax payable, depreciation and amortization and other items.

In fiscal 2008, the company used $4.2 million in operating activities. During this year ACG had net income of $8.0 million, however $6.9 million of this was from discontinued operations. In addition, ACG increased the net investment in sales-type leases by $23.7 million, increased prepaid expense and other current assets by $1.4 million, and increased the inventories by $1.2 million. However, there were increases in customer deposits, related party of $16.1 million, and an increase in accounts payable by $4.9 million. The remaining balance of $0.3 million arises from changes in income tax payable, deposits for inventories, depreciation and amortization and other items.

Since the company continued to expand its commercial vehicles sales, servicing and leasing business since inception in March 2008, cash flow used in continuing operating activities has increased over time.

Investing Activities. Net cash provided by continuing investing activities was $34.5 million in fiscal 2009 and the net cash used in continuing investing activities was $1.9 million in fiscal 2008.

In addition to the purchase of property, equipment and improvements, the company received $67.3 million of proceeds from the sale of the dealership businesses during fiscal 2009.  Furthermore, the change in restricted cash, which was pledged to banks for borrowings, has also affected the net cash used in investing activities.

Financing Activities. Net cash provided by financing activities was $172.0 million in fiscal 2009 and $9.4 million in fiscal 2008. In fiscal 2009, the company increased the total net borrowings by $8.4 million, obtained proceeds through the financing arrangement with Beiguo and Renbai by $115.4 million, and obtained net proceeds from affiliates of $31.9 million. The company also acquired cash of $1.7 million from the reverse merger, while it paid $0.4 million for repurchasing warrants subsequent to the closing of the reverse merger, received $5.0 million from the release of restricted cash held in escrow and received $10.1 million from issuing shares for exercise of warrants. In fiscal 2008, the company had a capital contribution of $7.1 million from its shareholders. It has also obtained proceeds from the financing arrangement with an affiliate for $2.3 million in fiscal 2008.

Net cash provided by (used in) discontinued operations. Net cash provided by discontinued operations was $5.8 million in fiscal 2009 and $5.7 million in fiscal 2007. The discontinued operations used cash of $0.1 million in fiscal 2008. In fiscal 2009, the net cash provided by discontinued operations resulted primarily from the increase in operating activities, while the increase in net cash for fiscal 2007 was mainly due to capital contributions.

Historically, most or all of available cash is used to fund the investment in sales-type leases, inventory growth and for capital expenditures. To the extent the investment in sales-type leases and inventory growth and capital expenditures exceed income from operations, generally the company increases the borrowings under facilities and from affiliates.

The company leased all of the properties where commercial vehicle financing and service centers are located. It expects to continue to lease the majority of the properties where new stores or centers are located.

At December 31, 2009, the company had $36.8 million of cash on hand, with $26.4 million of cash held in Renminbi. On a short-term basis, the company’s principal sources of liquidity include income from operations, short-term borrowings from financial institutions including accounts payable, related party and trade notes payable. On a longer-term basis, the company expects its principal sources of liquidity to consist of income from operations, borrowings from financial institutions and/or fixed interest term loans. Further, the company believes, if necessary, it could raise additional capital through the issuance of debt and equity securities or shareholder loans.

The company expects to use cash to (i) increase its net investment in sales-type leases in line with its revenue growth, and (ii) purchase property and equipment and make improvements on existing property in the next 12 months in connection with adding a substantial number of commercial vehicle financing and service centers. We believe that we have adequate liquidity to satisfy its capital needs for the near term, however we may eventually need to raise additional capital to maintain our high rate of growth.

ACG’s borrowings primarily consisted of (i) Short-term bank loan; (ii) Trade notes payable; and (iii) Accounts payable, related parties.

Short-term bank loan represented a loan from a financial institution that was used for working capital and capital expenditures purposes. The loan bears interest at rate of 5.31% as of December 31, 2009 and has a term within one year.

Trade notes payable were bank guaranteed promissory notes which were secured by cash deposits with banks (restricted cash). It was $12.4 million on December 31, 2009, which increased by $12.4 million (100.0%) as compared with December 31, 2008. The increase resulted from the new facility line granted from bank for the purchase of commercial vehicles during the fiscal 2009. The trade notes payable are non-interest bearing and generally mature within six months.  As the company expects to continue to grow the business, the trade note payable will likely increase accordingly.

Accounts payable, related parties were established from the financing arrangement for ACG’s purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing and leasing business with two of its affiliates, Beiguo and Renbai, companies affiliated with Mr. Li. and Mr. Lau. According to the financing arrangement between the company, Beiguo and Renbai, the accounts payable is at an interest rate of 4.00% per annum for the funds obtained.  Such financing arrangement is guaranteed by Mr. Li, who has a long term business relationship with Beiguo and Renbai, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days.  The company is able to roll over the debt past 180 days. Such costs are accounted for as interest expense between related parties.  The company expects to continue to rely on this financing arrangement with Beiguo and Renbai for the foreseeable future.

The company’s borrowings fluctuate based upon a number of factors including (i) revenues, (ii) change of net investment in sales-type leases, (iii) capital expenditures, and (iv) inventory and deposits for inventories changes. Historically, income from continuing operations, as well as borrowings on the revolving credit facilities, have driven account and notes receivables growth, inventory growth and capital expenditures.

Cash and cash equivalents as of December 31, 2009 are mainly held by the company’s subsidiaries and variable interest entities. These cash balances cannot be transferred to the company by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the company for its normal operations pursuant to the Enterprise Agreements.

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

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends.  Each of our PRC subsidiaries is continuing to make contributions to their respective reserve funds as they have not reached the 50% threshold, which contributions we record as contributions to equity.

Contractual Payment Obligations

The following is a summary of the company’s contractual obligations for continuing operations as of December 31, 2009 (in thousands):

	Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Trade notes payable (1)	$12,450	$12,450	$—	$—	$—
Operating leases	1,037	638	389	10	—
Short-term bank loan	8,788	8,788	—	—	—
Accounts payable, related parties	117,725	117,725	—	—	—

Total	$140,000	$139,601	$389	$10	$—

(1)	Trade notes payable are presented to commercial vehicle manufactures as payment against outstanding trade payables, are non-interest bearing and generally mature within 6 months.

The company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases.

Off-Balance Sheet Arrangements

None.

Recently Adopted Accounting Pronouncements

In June 2009, generally accepted accounting principles were revised effective for interim reports for annual periods ending after September 15, 2009. The Financial Accounting Standards Board (“FASB”) completed the Accounting Standards Codification (“Codification”) which will be the single source of authoritative nongovernmental U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This revision is effective for interim and annual periods ending after September 15, 2009. Existing accounting standards are superseded upon completion of the Codification. The company has revised its interim financial statements to comply with this change and to use plain English to describe its accounting principles.

In May 2009, generally accepted accounting principles, for reporting “Subsequent Events,” was revised establishing new general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The company evaluated subsequent events after the balance sheet date of December 31, 2009 through the filing of this report with the Securities and Exchange Commission (“SEC”) on March 17, 2010.

In January 2009, generally accepted accounting principles were revised to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements.  The proposal also amends prior generally accepted accounting principles to require those disclosures in all interim financial statements.  This proposal is effective for interim periods ending after June 15, 2009.  The company adopted this change in the current period; no additional disclosures were required.

The company adopted the provisions of the Codification Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”) and Codification Topic 825-10 “Financial Instruments” (“ASC 825-10”) and on January 1, 2008.   ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level I - Quoted prices (unadjusted) in active markets for identical asset or liabilities that the company has the ability to access as of the measurement date.

Level II - Inputs other than quoted prices included within Level I that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level III - Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

Since the issuance of ASC 820, the FASB has issued several pronouncements to clarify the application of ASC 820.  These pronouncements apply to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with ASC 820.  In April 2009, the FASB issued ASC Topic 820-10-65-4, “ Transaction Related to FASB Staff Position FAS 157-4 Determining the Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly “ (“ASC 820-10-65-4”), which provides additional guidance for estimating fair value in accordance with ASC 820, when the volume and level of activity for the asset or liability have significantly decreased.  ASC 820-10-65-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly.  ASC 820-10-65-4 is effective for interim and periods ending after June 15, 2009. The company adopted this guidance on June 30, 2009 and did not have any impact on the company’s financial statement presentation or disclosures.

In February 2007, the FASB issued ASC 825-10, “Financial Instruments”, which provides companies with an option to report selected financial assets and liabilities at fair value. ASC 825-10’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. ASC 825-10 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. ASC 825-10 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. ASC 825-10 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. ASC 825-10 also requires companies to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. ASC 825-10 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in ASC 820 and ASC 825.  The company adopted ASC 825-10 on January 1, 2008, but did not elect the fair value option for any financial assets or liabilities. Accordingly, the adoption of ASC 825-10 did not have any impact on the company’s consolidated financial statement presentation or disclosures.

The company’s financial instruments consist primarily of cash, accounts receivable, lease receivables, accounts payable, a short-term bank loan and trade notes payable. The carrying amounts of these items at December 31, 2009 and 2008 approximated their fair values because of the short maturity of these instruments or existence of variable interest rates, which reflect current market rates. Therefore, the adoption of the above accounting principles, as they became or will become applicable to the company, had no significant impact on the measurement of the company’s financial assets and liabilities.

In December 2007, the FASB revised the authoritative guidance for business combinations, which establishes principles and requirements for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. The revised guidance also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and is to be applied prospectively. The company adopted the guidance on January 1, 2009 did not have any impact on the company’s consolidated financial statement presentation or disclosures.

In December 2007, the FASB issued authoritative guidance for noncontrolling interests, which clarifies the accounting for noncontrolling interests and establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, including classification as a component of equity. The guidance is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. The company adopted the guidance on January 1, 2009 and did not have any impact on the company’s consolidated financial statement presentation or disclosures.

In March 2008, generally accepted accounting principles revised requirements for Disclosures about Derivative Instruments and Hedging Activities. The revision requires entities using derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives.  The change also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of generally accepted accounting principles have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows.  The adoption of this revision effective January 1, 2009, did not have any impact on the company’s consolidated financial statement presentation or disclosures.

In June 2008, generally accepted accounting principles were revised to mandate a two-step process for evaluating whether an equity-linked financial instrument or embedded feature is indexed to the entity’s own stock. Warrants that a company issues that contain a strike price adjustment feature, upon the adoption of this guidance, generally results in the instruments no longer being considered indexed to the company’s own stock. Accordingly, adoption of this guidance will change the current classification (from equity to liability) and the related accounting for such warrants outstanding at that date. This guidance is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of this revision effective January 1, 2009,  did not have any impact on the company’s consolidated financial statement presentation or disclosures

In January 2009, generally accepted accounting principles were revised to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements.  The proposal also amends prior generally accepted accounting principles to require those disclosures in all interim financial statements.  This proposal is effective for interim periods ending after June 15, 2009.  The adoption of this change on June 30, 2009 did not have any impact on the company’s consolidated financial statement presentation or disclosures.

Recently Issued Accounting Pronouncements

In June 2009, generally accepted accounting principles for reporting and accounting for transfers of financial assets, was revised and is to be applied to financial asset transfers on or after the effective date, which is January 1, 2010 for the company’s financial statements. This changes and limits the circumstances in which a financial asset may be de-recognized when the transferor has not transferred the entire financial asset or has continuing involvement with the transferred asset. The concept of a qualifying special-purpose entity, which had previously facilitated sale accounting for certain asset transfers, is removed by this change. The company expects to adopt this revision on January 1, 2010 and expects that adoption of this revision will not have a material effect on its financial position or results of operations.

In June 2009, generally accepted accounting principles amended the accounting for variable interest entities and is effective for reporting periods beginning after November 15, 2009. The amendments change the process for how an enterprise determines which party consolidates a VIE to a primarily qualitative analysis. It defines the party that consolidates the VIE (the primary beneficiary) as the party with (1) the power to direct activities of the VIE that most significantly affect the VIE’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. Upon adoption reporting enterprises must reconsider their conclusions on whether an entity should be consolidated and should a change result; the effect on net assets will be recorded as a cumulative effect adjustment to retained earnings. The company expects that adoption will not have a material effect on its financial position or results of operations.

In September 2009, the FASB issued Update No. 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” (ASU 2009-13). It updates the existing multiple-element revenue arrangements guidance currently included under ASC 605-25, which originated primarily from the guidance in EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. ASU 2009-13 will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The company is currently assessing the future impact of this new accounting update to its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the company’s consolidated financial statements.

Critical Accounting Policies and Estimates

The discussion and analysis of the company’s financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the company evaluates its estimates, including those related to accounts receivable and the related provision for doubtful accounts, tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, the purchase price allocation on acquisitions, and contingencies and litigation, among others. The company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The company believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements: goodwill, intangible assets and long-lived assets, income taxes and accounts receivable.

The company accounts for the impairment of long-lived assets, such as property and equipment and intangible assets. The company periodically evaluates, at least annually, whether facts or circumstances indicate that the carrying value of its depreciable assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists. In the event that the carrying amount of long-lived assets exceeds the undiscounted future cash flows, then the carrying amount of such assets is adjusted to their fair value. The company reports an impairment cost as a charge to operations at the time it is recognized.

Income Taxes. The company accounts for income taxes in accordance with GAAP, which require recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Accounts receivable. They are unsecured, are stated at the amount the company expects to collect from the net investment in sales-type leases. The company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable aging and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. As of December 31, 2009 and 2008, the management reviewed the aging analysis and historical trend of collectability of the account receivable balances and provided $298 and nil allowance for the uncollectible and long outstanding receivables, respectively.

Revenue Recognition. Revenue from the sale of commercial vehicles where a lease financing arrangement is used is recognized as a sales-type lease. Whether a sale is financed by the company or sold for cash, the sales revenue is recognized when the sales contract is signed, the customer has taken possession of the vehicle and the collectability is reasonably assured.

Revenue from our membership fee that is charged and collected at the beginning of the sales-type lease is deferred and recognized ratably over the term of the sales-type lease. The interest collected from the sale-type lease is recognized based on the effective interest rate method over the term of the financing arrangement. Monthly management servicing fees are recognized when services are rendered.  The company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Commission income is recorded when the referral transactions are closed.

Certain origination costs on receivables are deferred and amortized, using the effective interest rate method, over the term of the related receivable as a reduction in financing revenue. The deferred revenue on receivables is discontinued at the time a receivable is determined to be uncollectible.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

AutoChina’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. AutoChina has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of December 31, 2009, AutoChina’s total outstanding loans for the continuing operations amounted to $139.0 million with interest rates in the range of 4.00% to 5.31% per annum.  AutoChina has not been exposed, nor does it anticipate being exposed, to material risks due to changes in market interest rates.

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

Net income for the year ended December 31, 2009 of RMB248.0 million is reported as $36,306,642 based on the 2009 year-to-date average Renminbi to U.S. dollar exchange rate of 6.8317.  Net income would increase $22,240 to $36,328,882 based on the December 31, 2009 exchange rate of 6.8271 Renminbi per U.S. dollar.  In additional, net income would decrease $5,839,087 to $30,467,555 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Net income for the year ended December 31, 2008 of RMB 55.9 million is reported as $8,043,256 based on the 2008 year-to-date average Renminbi to U.S. dollar exchange rate of 6.9464.  Net income would increase $121,731 to $8,164,987 based on the December 31, 2008 exchange rate of 6.8430 Renminbi per U.S. dollar.  However, net income would decrease $1,313,834 to $6,729,422 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Net income for the year ended December 31, 2007 of RMB 36.3 million is reported as $4,774,381 based on the 2007 year-to-date average Renminbi to U.S. dollar exchange rate of 7.6079.  Net income would increase $198,254 to $4,972,635 based on the December 31, 2007 exchange rate of 7.3046 Renminbi per U.S. dollar.  However, net income would decrease $398,102 to $4,376,279 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

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

Seasonality

The company’s first fiscal quarter (January through March) has historically been slower for commercial vehicles sales, servicing and leasing. Conversely, ACG’s second to fourth fiscal quarters (April through December) have historically been more steady for sales. Therefore, the company generally realizes a higher proportion of its revenue and operating profit during the second to fourth fiscal quarters. The company expects this trend to continue in future periods. If conditions arise that impair vehicle sales during the second to fourth fiscal quarters, the adverse effect on its revenues and operating profit for the year could be disproportionately large.

Impact of Inflation

Inflation has not historically been a significant factor impacting the company’s results.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

AutoChina’s current directors, executive officers and key employees are as follows:

Name	Age	Position
Yong Hui Li	48	Chairman, Chief Executive Officer and Director
Chen Lei	44	Senior Vice President
Jason Wang	34	Chief Financial Officer
Wei Xing	49	Chief Operating Officer
Hui Kai Yan	45	Director and Secretary
James Cheng-Jee Sha	58	Director
Diana Chia-Huei Liu	44	Director
Thomas Luen-Hung Lau	56	Director

Yong Hui Li has served as AutoChina’s Chairman and Chief Executive Officer and as a member of AutoChina’s Board of Directors since April 9, 2009. Mr. Li   is the founder, Chairman and Chief Executive Officer of ACG and Kaiyuan Real Estate Development Co., Ltd. which was previously the second largest shareholder of Shijiazhuang International Building, a construction company traded on the Shenzhen Stock Exchange under the ticker symbol CN: 000600. From February 2001 to May 2006, Mr. Li helped oversee Kaiyuan Real Estate Development Co., Ltd’s development of the largest steel-framed construction project in Hebei Province, consisting of residential complexes, office towers and an upscale shopping mall, which covered over one million square feet. In 1994, Mr. Li founded Shijiazhuang Hi-tech Zone Kaiyuan Auto Trade Co., which was a pioneer in the commercial vehicle leasing business in Hebei Province. He graduated from Tianjin University in June 1985 with a bachelor degree in Optical Physics.

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

Jason Chia-Lun Wang has served as our Chief Financial Officer since July 2009.  From December 2007 until joining AutoChina, Mr. Wang served as Director of Research and Analytics at Private Equity Management Group Inc. where he was responsible for analysis of prospective investments, credit and cash flow analysis, and valuations.  From July 2005 until December 2007, Mr. Wang worked at QUALCOMM Inc., a developer and innovator of advanced wireless technologies, products and services, where his responsibilities included all phases of venture capital investing, from target company identification to portfolio management. From July 2004 until July 2005, Mr. Wang was an investment banking associate at Relational Advisors LLC, where he specialized in mergers and acquisitions and debt and equity fundraising. From March 2000 until July 2002, Mr. Wang was the Director of Corporate Development and Planning at 24/7 Real Media Inc., a global digital marketing company. Prior to that, Mr. Wang was an investment banking analyst in the Global Mergers and Acquisitions Group at Chase Securities Inc. Mr. Wang received his MBA from the UCLA Anderson School of Management in June 2004 and Bachelors degrees from both the Wharton School and the School of Engineering and Applied Science at the University of Pennsylvania in May 1998.

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

The term of each director is until the next election of directors or their earlier resignation or removal.   The terms of Yong Hui Li as Chief Executive Officer, Chen Lei as Senior Vice President, and Wei Xing as Chief Operating Officer are until April 9, 2012, unless terminated or extended pursuant to such person’s employment contract with AutoChina.  The term of Jason Wang as Chief Financial Officer is until July 12, 2012, unless terminated or extended pursuant to his employment contract with AutoChina.

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

AutoChina Director Compensation

Since September 2009, AutoChina’s compensation committee determined to pay $30,000 per annum to its independent directors.

All directors were reimbursed for all business-related expenses incurred while helping AutoChina to identify potential target businesses and perform due diligence on suitable business combinations prior to its acquisition of ACG.

Under Yong Hui Li’s employment contract with AutoChina under which he serves as AutoChina’s Chief Executive Officer, (i) if Mr. Li’s employment is terminated by AutoChina without cause, he is entitled to receive 3 months’ base salary severance to the extent that he is not otherwise employed during the severance period, and (ii) if Mr. Li terminates his employment for cause, he is entitled to 1 month base salary severance to the extent he is not otherwise employed during the severance period. Mr. Li also serves as a director of AutoChina. No other director of AutoChina is entitled to receive any benefits from either AutoChina, ACG or any of their subsidiaries upon termination of service.

AutoChina’s Executive Officers and Employees

Executive Officers

Since AutoChina did not have an operating business prior to the business combination on April 9, 2009, its officers did not receive any compensation for their service to AutoChina; and, since it had no other employees, AutoChina did not have any compensation policies, procedures, objectives or programs in place.

Upon consummation of the business combination with ACG, AutoChina entered into employment agreements with certain of its executive officers. In addition on July 16, 2009, AutoChina entered into an employment agreement with Jason Wang to serve as Chief Financial Officer.  The following discussion summarizes the material terms of employment agreements entered into between AutoChina and its executive officers.

The term of the employment agreements is from April 9, 2009 until April 9, 2012 (3 years from the date of the consummation of the business combination) unless earlier terminated as described below (except in the case of Mr. Wang whose initial term was for six months commencing on July 16, 2009 which term was automatically extended for an additional 30 months to July 15, 2012);

•
Yong Hui Li will receive $1 per year as compensation for serving as Chief Executive Officer, Jason Wang will receive $180,000 per year as compensation for serving as Chief Financial Officer, Wei Xing will receive $60,000 per year as compensation for serving as Chief Operating Officer and Chen Lei will receive $50,000 per year as compensation for serving as Senior Vice President. No executive officers is entitled to a bonus, unless otherwise approved by the board of directors;

•
the employment agreements may be terminated by the company (i) upon termination of the executive “for cause”, which is defined as (A) the failure of the executive to properly carry out his duties after notice by the company of the failure to do so and a reasonable opportunity for the executive to correct the same within a reasonable period specified by the company; (B) any breach by the executive of one or more provisions of any written agreement with, or written policies of, the company or his fiduciary duties to the company likely to cause material harm to the company and its affiliates, at the company’s reasonable discretion, or (C) any theft, fraud, dishonesty or serious misconduct by the executive involving his duties or the property, business, reputation or affairs of the company and its affiliates, (ii) due to the executive’s death, (iii) in the event the executive becomes eligible for the company’s long-term disability benefits or if the executive is unable to carry out his responsibilities as a result of a physical or mental impairment for more that 90 consecutive days or for more than 120 days in any 12-month period, subject to applicable laws, and (iv) without cause upon one month written notice, in which case the executive will be entitled to 3 months base salary severance to the extent the executive is not otherwise employed during the severance period;

•
the employment agreements may be terminated by the respective executives: (i) for any reason or no reason at all upon 3 months’ advanced notice, or (ii) for “good reason” upon notice of the reason within 3 months of the event causing such reason and subject to a 20-day cure period for the company.  “Good reason” is defined as: a material reduction in the executive’s base salary, except for reductions that are comparable to reductions generally applicable to similarly situated executives of AutoChina if (i) such reduction is effected by the company without the consent of the executive and (ii) such event occurs within 3 months after a change in control.  If the agreement is terminated by the executive for “good reason” then 1 month base salary severance to the extent the executive is not otherwise employed during the severance period;

•	each executive is subject to the non-compete, non-solicitation provisions of the agreement for a term of one year following termination of the employment agreement;

•
except for “prior inventions” (which is defined as all inventions, original works of authorship, developments, improvements, and trade secrets which were made by the executive prior to the executive’s employment with the company), all inventions and other intellectual property created by the executive during the term of employment are the property of the company, and the executive agrees to assist the company to secure such intellectual property rights; and

•	the employment agreements include other customary terms and conditions, and are governed by the laws of Hong Kong.

Other Employees

Compensation for senior executives generally consists of four elements: a base salary, an annual performance bonus, equity and benefits.

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

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)		Stock Awards ($)	All other Compensation ($)	Total Compensation ($)
Yong Hui Li, Chief Executive Officer (1)	2009	1	—	—		—	—	1
	2008	1	—	—		—	—	1
	2007	1	—	—		—	—	1
Jason Wang, Chief Financial Officer (2)	2009	82,500	—	40,767	(4)	—	—	123,267
Johnson Lau, Chief Financial Officer (3)	2009	39,650	—	—		—	—	39,650
	2008	15,250	—	—		—	—	15,250

(1)	Mr. Li served as ACG’s sole director from July 2007 until October 2007 and again from June 2008 until the present. Mr. Li has not received any compensation for service on ACG’s board or directors.

(2)	Mr. Wang joined ACG on July 16, 2009 as Chief Financial Officer of AutoChina

(3)
Mr. Lau joined ACG on October 16, 2008. Prior to that time, ACG did not have a Chief Financial Officer.  On July 16, 2009, Mr. Lau resigned from his position as Chief Financial Officer of AutoChina.  Mr. Lau remains employed by the company as Director of Finance.

(4)
The value reported for each executive is the cost recognized in our financial statements for restricted stock during fiscal 2009, calculated in accordance with Accounting Standards Codification Topic 718 “Share-based Compensation.”

AutoChina International Limited 2009 Equity Incentive Plan

The AutoChina International Limited 2009 Equity Incentive Plan (referred to below as the “incentive plan”) was approved and took effect on April 8, 2009, upon the approval by the shareholders of AutoChina International Limited.

Under the terms of the incentive plan, 1,675,000 AutoChina ordinary shares are reserved for issuance in accordance with its terms (provided, however, that dividend equivalent rights are payable solely in cash and therefore do not reduce the number of shares that may be granted under the incentive plan and that stock appreciation rights only reduce the number of shares available for grant under the incentive plan by the number of shares actually received by the grantee in connection with the stock appreciation right, if any). All awards under the incentive plan are made by AutoChina’s Board of Directors or its Compensation Committee.

The purpose of the incentive plan is to assist AutoChina in attracting, retaining and providing incentives to its employees, directors and consultants, and the employees, directors and consultants of its affiliates, whose past, present and/or potential future contributions to AutoChina have been, are or will be important to the success of AutoChina and to align the interests of such persons with AutoChina’s shareholders. It is also designed to motivate employees and to significantly contribute toward growth and profitability, by providing incentives to the directors, employees and consultants of AutoChina and its affiliates who, by their position, ability and diligence are able to make important contributions to the growth and profitability of AutoChina and its affiliates. The various types of incentive awards that may be issued under the incentive plan will enable AutoChina to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business and the business of its affiliates.

All directors, employees and consultants of AutoChina and its affiliates are eligible to be granted awards under the incentive plan.

Description of the Incentive Plan

A summary of the principal features of the incentive plan is provided below, but is qualified in its entirety by reference to the full text of the incentive plan, a copy of which is attached as Exhibit 10.17 to this Annual Report on Form 20-F.

Awards

The incentive plan provides for the authority to grant any type of arrangement to an employee, director or consultant of AutoChina or its affiliates, which involves ordinary shares, cash, options or stock appreciation rights, or a similar right with a fixed or variable price related to the fair market value of the ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Such awards include, without limitation, incentive stock options, non-qualified stock options, stock appreciation rights, sales or bonuses of restricted shares, restricted share units or dividend equivalent rights, or any two or more of such awards in combination, for an aggregate of not more than 1,675,000 of AutoChina’s ordinary shares, to directors, employees and consultants of AutoChina or its affiliates. If any award expires, is cancelled, or terminates unexercised or is forfeited, the number of shares subject thereto, if any, is again available for grant under the incentive plan. The number of ordinary shares with respect to which stock options or stock appreciation rights may be granted to a grantee under the incentive plan in any calendar year cannot exceed 500,000. The number of ordinary shares with respect to which restricted shares or restricted share units may be granted to a grantee under the incentive plan in any calendar year cannot exceed 500,000.

There are approximately 1,200 employees, directors and consultants who are eligible to receive awards under the incentive plan. New directors, employees and consultants are eligible to participate in the incentive plan as well.

On September 3, 2009 and December 3, 2009, AutoChina granted 681,840 and 520,944 stock options, respectively, under the terms of the incentive plan. The exercise price of each of these options is $9.50 and $25.65, respectively, which represents the closing price of AutoChina’s ordinary shares on the date of grant. The total vesting period for each of these options is four years, with 25% of each option vesting one year after the date of grant and the remaining 75% vesting ratably each month for three years thereafter. Each of these options has a term of 10 years.

As of December 31, 2009, none of these options had been exercised. AutoChina recorded compensation expense of $517,000 based on estimated fair value of the options on their dates of grant. The per share fair value of the stock options granted under the incentive plan has been estimated using the Black-Scholes option-pricing model with the following assumptions:

Date of Grant	September 3, 2009	December 3, 2009
Life (years)	6.08	6.08
Dividend yield	None	None
Risk - free interest rate	2.95%	2.87%
Volatility	74%	57%

The following table summarizes the outstanding options granted under the incentive plan as at December 31, 2009, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at December 31, 2009	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at December 31, 2009	Weighted Average Exercise Price
$9.50	681,840	$6.37	9.67	Nil	$9.50
25.65	520,944	14.23	9.92	Nil	25.65
	1,202,784	$9.77	9.78	Nil	$16.49

Administration of the Incentive Plan

The incentive plan is administered by either AutoChina’s Board of Directors or its compensation committee (referred to as the committee), if the Board of Directors delegates administration of the plan. Among other things, the Board of Directors or, if the Board of Directors delegates its authority to the committee, the committee, has complete discretion, subject to the express limits of the incentive plan, to determine the employees, directors and consultants to be granted awards, the types of awards to be granted, the terms and conditions of awards granted, the number of AutoChina ordinary shares subject to each award, if any, the exercise price under each option, the base price of each stock appreciation right, the term of each award, the vesting schedule and/or performance goals for each award that utilizes such a schedule or provides for performance goals, whether to accelerate vesting, the value of the ordinary shares, and any required withholdings. The Board of Directors or the committee may amend, modify or terminate any outstanding award, provided that the grantee’s written consent to such action is required if the action would adversely affect the grantee. The Board of Directors or the committee is also authorized to construe the award agreements and may prescribe rules relating to the incentive plan. The Board of Directors or committee may reduce the exercise price of options or reduce the base appreciation amount of any stock appreciation right without shareholder approval. Except as specified below, no award intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code may have a per share exercise or purchase price, if any, of less than 100% of the fair market value of an AutoChina ordinary share on the date of grant.

Special terms relating to Stock Options

The incentive plan provides for the grant of stock options, which may be either “incentive stock options” (ISOs), which are intended to meet the requirements for special U.S. federal income tax treatment under the Code, or “nonqualified stock options” (NQSOs). Options may be granted under the incentive plan on such terms and conditions as the Board of Directors or the committee may determine; provided, however, that the per share exercise price under an option granted under the incentive plan may not be less than 100% of the fair market value of an AutoChina ordinary share on the date of grant, and the term of an ISO may not exceed ten years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital stock of AutoChina or a parent or subsidiary of AutoChina). ISOs may only be granted to employees. In addition, the aggregate fair market value of the AutoChina ordinary shares underlying one or more ISOs (determined at the time of grant) which are exercisable for the first time by any one employee during any calendar year may not exceed $100,000. The Board of Directors or the committee may permit a cashless “net exercise” of options granted under the incentive plan.

Additional Terms

Under the incentive plan, upon the consummation of a “corporate transaction” (as defined in the incentive plan), all outstanding awards under the incentive plan will terminate, except to the extent they are assumed in connection with the corporate transaction.

ISOs may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the grantee, only by the grantee. Other awards are transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the grantee: (a) to a Holding Company (as defined in the incentive plan) of such grantee, or (B) to the extent and in the manner authorized by the Board of Directors or the committee. No AutoChina ordinary shares will be delivered under the incentive plan to any grantee or other person until such grantee or other person has made arrangements acceptable to the Board of Directors or the committee for the satisfaction of any national, provincial or local income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of AutoChina ordinary shares under the incentive plan.

Amendments

AutoChina’s Board of Directors may at any time amend, alter, suspend or terminate the incentive plan; provided, that no amendment requiring shareholder approval will be effective unless such approval has been obtained, and provided further that no amendment of the incentive plan or its termination may be effected if it would adversely affect the rights of a grantee without the grantee’s consent.

Certain U.S. Federal Income Tax Consequences of the Incentive Plan

The following is a general summary of the U.S. federal income tax consequences under current tax law to AutoChina, were it subject to U.S. federal income taxation, and to individual grantees in the incentive plan who are individual citizens or residents of the United States, of ISOs, NQSOs, restricted stock awards, unrestricted stock awards, distribution equivalent right awards and SARs granted pursuant to the incentive plan. It does not purport to cover all of the special rules that may apply, including special rules relating to limitations on the ability of AutoChina, were it subject to U.S. federal income taxation, to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, grantees subject to Section 16(b) of the Exchange Act and the exercise of an option with previously-acquired shares. In addition, this summary does not address the state or local income or other tax consequences inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the incentive plan or AutoChina ordinary shares issued pursuant thereto.

A grantee generally does not recognize taxable income upon the grant of an NQSO or an ISO. Upon the exercise of an NQSO, the grantee generally recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the shares acquired on the date of exercise over the exercise price thereunder, and AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to a deduction for such amount at that time. If the grantee later sells shares acquired pursuant to the exercise of an NQSO, the grantee generally recognizes a long-term or a short-term capital gain or loss, depending on the period for which the shares were held.

A long-term capital gain is generally subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations. Upon the exercise of an ISO, the grantee generally does not recognize taxable income. If the grantee disposes of the shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the shares to the grantee, the grantee generally recognizes a long-term capital gain or loss, and AutoChina, were it subject to U.S. federal income taxation, would not be entitled to a deduction. However, if the grantee disposes of such shares prior to the end of the required holding period, all or a portion of the gain is treated as ordinary income, and AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to deduct such amount.

In addition to the tax consequences described above, a grantee may be subject to the alternative minimum tax, which is payable to the extent it exceeds the grantee’s regular tax. For this purpose, upon the exercise of an ISO, the excess of the fair market value of the shares for which the ISO is exercised over the exercise price thereunder for such shares is a preference item for purposes of the alternative minimum tax. In addition, the grantee’s basis in such shares is increased by such excess for purposes of computing the gain or loss on the disposition of the shares for alternative minimum tax purposes. If a grantee is required to pay any alternative minimum tax, the amount of such tax which is attributable to deferral preferences (including any ISO adjustment) generally may be allowed as a credit against the grantee’s regular tax liability (and, in certain cases, may be refunded to the grantee) in subsequent years. To the extent the credit is not used, it is carried forward.

A grantee who receives an unrestricted stock award recognizes ordinary compensation income upon receipt of the award equal to the excess, if any, of the fair market value of the shares over any amount paid by the grantee for the shares, and AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to deduct such amount at such time.

A grantee who receives a restricted stock award that is subject to a substantial risk of forfeiture and certain transfer restrictions generally recognizes ordinary compensation income at the time the restriction lapses in an amount equal to the excess, if any, of the fair market value of the shares at such time over any amount paid by the grantee for the shares. Alternatively, the grantee may elect to be taxed upon receipt of the restricted stock based on the value of the shares at the time of grant. AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to deduct such amount at the same time as ordinary compensation income is required to be included by the grantee and in the same amount. Dividends received with respect to such restricted stock are generally treated as compensation, unless the grantee elects to be taxed on the receipt (rather than the vesting) of the restricted stock.

A grantee generally does not recognize income upon the grant of an SAR. The grantee has ordinary compensation income upon exercise of the SAR equal to the increase in the value of the underlying shares, and AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to a deduction for such amount.

A grantee generally does not recognize income for a dividend equivalent right award until payments are received. At such time, the grantee recognizes ordinary compensation income equal to the amount of any cash payments and the fair market value of any AutoChina ordinary shares received, and AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to deduct such amount at such time.

Retirement Benefits

As of December 31, 2009, ACG’s subsidiaries in the PRC have participated the government-mandated employee welfare and retirement benefit contribution and provided pension, retirement or similar benefits to its employees. The PRC regulations require ACG’s PRC subsidiaries to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees.  The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits.  ACG’s subsidiaries have no further commitments beyond its monthly contribution.

AutoChina’s only employees are its executive officers for which it has entered into employment contracts with. AutoChina does not accrue pension, retirement or similar benefits, except for a nominal amount of employer matching that may occur for U.S. based employees’ 401k plans.

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

Director Independence

AutoChina’s Board of Directors has determined that Messrs. Sha and Lau and Ms. Liu qualify as independent directors under the rules of the NASDAQ Stock Market because they do not currently own a large percentage of ACG’s capital stock, are not currently employed by ACG, have not been actively involved in the management of ACG and do not fall into any of the enumerated categories of people who cannot be considered independent in the NASDAQ Share Market Rules.

D.	Employees

On December 31, 2009, ACG’s subsidiaries had 1,206 employees, of which 198 employees are members of management (including managers at each facility).

AutoChina has no contracts or collective bargaining agreements with labor unions and has never experienced work stoppages. AutoChina considers its relations with its employees to be good.

E.	Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth, as of February 28, 2010, certain information regarding beneficial ownership of AutoChina’s ordinary shares by each person who is known by AutoChina to beneficially own more than 5% of AutoChina’s ordinary shares. The table also identifies the stock ownership of each of AutoChina’s directors, each of AutoChina’s named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. AutoChina’s major shareholders do not have different voting rights than any other holder of AutoChina’s ordinary shares.

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

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares (2)
Honest Best Int’l Ltd. (3)	8,606,250		57.08%
Yong Hui Li (4)	8,606,250	(4)	57.08%
James Cheng-Jee Sha	1,295,157		8.59%
Diana Chia-Huei Liu	588,125	(5)	3.91%
Chen Lei	17,150		*
Jason Wang	—		—
Wei Xing	75,100		*
Hui Kai Yan	73,100		*
Thomas Luen-Hung Lau	—		—
All directors and executive officers as a group (eight individuals)	10,654,882		70.67%

* Less than 1%

(1)	Unless indicated otherwise, the business address of each of the individuals is No.322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China.

(2)	Based on 15,076,410 ordinary shares of AutoChina issued and outstanding as of the date of this Annual Report.

(3)	Yan Wang, Yong Hui Li’s spouse, is the sole shareholder of Honest Best Int’l Ltd. and shares voting and dispositive power over such shares with Yong Hui Li.

(4)
Consists of 8,606,250 ordinary shares of AutoChina owned by Honest Best Int’l Ltd., whose sole shareholder is Yan Wang, Mr. Li’s spouse with whom he shares voting and dispositive power over such shares.

(5)	Includes 209,063 ordinary shares of AutoChina owned by William Tsu-Cheng Yu, Ms. Liu’s husband.

Pursuant to the share exchange agreement, upon AutoChina’s business combination with ACG, AutoChina issued 8,606,250 ordinary shares in AutoChina to Honest Best Int’l Ltd., ACG’s prior shareholder, of which 10% was held back and placed in escrow. The release of 50% of the holdback consideration is conditioned on AutoChina’s exceeding $22.5 million EBITDA and 30% EBITDA Growth (each as defined in the share exchange agreement) for the 2009 fiscal year, and the remaining 50% of the holdback consideration will be released on the later of 20 days following delivery of the 2009 audited financial statements for AutoChina and one year from the date of the closing of the transactions contemplated in the share exchange agreement, in each case less any damages claimed pursuant to the indemnification provisions of the share exchange agreement at the time of such release.

In addition, pursuant to an earn-out provision in the share exchange agreement, AutoChina agreed to issue to Honest Best between 5% and 20% of the number of ordinary shares of AutoChina outstanding as of December 31 of fiscal year immediately prior to such earn-out issuance for achieving a minimum EBITDA and certain Targeted EBITDA Growth (each as defined in the share exchange agreement) in each of the next five years, through the year ended December 31, 2013.  Shortly following the filing of this Annual Report on Form 20-F for the fiscal year ended December 31, 2009, we expect to issue 2,603,456 ordinary shares to Honest Best pursuant to the earnout provisions of the share exchange agreement, which represents 20% of the issued and outstanding ordinary shares of AutoChina as of December 31, 2009. As of December 31, 2009, approximately 20.8% of the ordinary shares (including ordinary shares issuable upon the exercise of warrants) were held by residents of the United States and there were 3 shareholders of record in the United States.

B.	Related Party Transactions

AutoChina

On July 28, 2009, the company and each founding shareholder entered into exchange agreements, pursuant to which each Private Placement Warrant was exchange for a warrant (each a “New Warrant” and together the “New Warrants”) with the same characteristics as the warrants sold in AutoChina’s initial public offering. Such shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as they were sold to accredited investors.

On July 28, 2009, Jim Wu, Gary Chang, and William Yu (each a founding shareholder) sold 100,000, 25,000, and 250,000 New Warrants, respectively, to the following persons for $2.75 per warrant:

Name	Relationship to the Company	# of Warrants Purchased
Wei Xing	Chief Operating Officer	75,000
Hui Kai Yan	Director	65,000
Chen Lei	Senior Vice President	17,000
Yong Hong An	Lei Chen’s wife	48,000
Hui Liu	Wife of manager	60,000
Jinyu Peng	Manager	55,000
Ruiqi Li	Manager	55,000

The securities were sold in reliance on Regulation S since they were sold to Non-U.S. Persons.

On April 8, 2009, AutoChina entered into a Put and Call Agreement with two of its shareholders. Simultaneously with the execution of the agreement, the shareholders purchased an aggregate of 548,800 ordinary shares of AutoChina at a purchase price of $7.865 per ordinary share. Pursuant to the agreement, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”), an aggregate of 548,800 ordinary shares at an exercise price of $8.40 per share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. On August 11, 2009, AutoChina assigned its call options to the following persons pursuant to an exemption from registration and such persons completed the exercise of these call options on August 14, 2009:

Name	Relationship to the Company	# of Shares Purchased
Li Yongqi	None	60,000
Dong Ruige	None	70,000
Li Huixia	None	40,000
Yin Yali	None	33,000
Geng Juncai	Assistant Director, Finance	30,000
Li Yi	None	30,000
Zhang Zhongwen	None	26,800
Li Yongli	None	25,000
Ji Aixi	None	20,000
Yang Guiling	None	20,000
Ma Lixin	None	20,000
Li Mingxia	Assistant Director, Finance	20,000
Hao Ye	None	20,000
Wang Qi	None	19,000
Zhao Hongwu	None	18,000
Su Yuan	Assistant Director, Sales and Marketing	15,000
Chen Chao	None	12,000
Wang Li	None	12,000
Li Shuling	None	12,000
Shi Junguo	None	11,000
Peng Jinyu	Manager	10,000
Li Ruiqi	Manager	10,000
Wang Zhiling	None	10,000
Liu Hui	None	5,000

The call options were assigned in reliance on Regulation S since they were assigned to Non-U.S. Persons.

On April 7, 2009, AutoChina entered into certain Put and Call Agreements with four of its shareholders. Pursuant to such agreements, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”) to AutoChina, an aggregate of 156,990 ordinary shares at an exercise price of $9.05 per ordinary share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. On August 24, 2009, AutoChina assigned its call options to the following persons and such persons completed the exercise of these call options on August 28, 2009:

Name	Relationship to the Company	# of Shares Purchased
Hao Ye	None	24,000
Li Yi	None	23,500
Zhang Zhongwen	None	23,000
Shi Junguo	None	21,800
Miao Fang	None	21,500
Li Yongqi	None	20,000
Su Yuan	Assistant Director, Sales and Marketing	12,500
Ji Aixi	None	10,690

The call options were assigned in reliance on Regulation S since they were assigned to Non-U.S. Persons.

The assignment and exercise of AutoChina’s call rights under the Put and Call Agreements relieved AutoChina of its obligations pursuant to the put rights under the Put and Call Agreements, and allowed the cash held in escrow to be released to AutoChina to use in its operating business. AutoChina expects to account for the assignment and exercise of the Put and Call Agreements as a capital transaction.

In connection with our initial public offering, we granted the representative of the underwriters and its designees unit purchase options to purchase an aggregate of 450,000 units, consisting of one ordinary share and one ordinary share purchase warrant, at an exercise price of $8.80 per unit.  The units to be issued pursuant to the unit purchase options are identical to the units issued in our initial public offering.

On October 5, 2009, the holders of the representative’s unit purchase options sold such unit purchase options to the persons listed below at a price of $6.20 per unit pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as they were sold to accredited investors.  Notwithstanding the definition of “Current Market Value” in Section 2.3.1 of the unit purchase options and that the last sale price of the Units on the OTC Bulletin Board was $7.95, the company agreed that the “Current Market Value” of the UPO would be $15.00 (with a deemed price of $10.00 for the shares and $5.00 for the warrants).  The company was willing to grant this accommodation because the last reported unit sale occurred on March 31, 2009 and the combined closing price on the OTC Bulletin Board for the ordinary shares and warrants comprising the units was $16.22 on September 25, 2009.

Subsequently, the transferees then elected to exercise the unit purchase options on a cashless basis pursuant to the terms of the unit purchase options based on the agreed “Current Market Value” of $15.00 with the result that the company issued an aggregate of 279,000 shares as follows:

Name	Relationship to the Company	# of Shares Issued
Charm Power Holdings Limited	None	172,360
Rainbow Yield Limited	None	58,900
Lu Zhan Qin	None	21,700
Wang Ming Shu	None	13,640
Wang Shao Hua	None	12,400

The unit purchase options were sold solely in reliance on section 4(2) of the Securities Act of 1933, as amended, as they were sold to five financially sophisticated accredited investors and AutoChina did not engage in any form of general solicitation or advertising.

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

Other than the $7,500 per-month administrative fee payable to Live ABC Interactive Co., Ltd and reimbursable out-of-pocket expenses payable to AutoChina’s officers and directors, no compensation or fees of any kind, including finders fees, consulting fees or other similar compensation, was paid to any of AutoChina’s founding shareholders, officers, directors or special advisors who owned AutoChina’s ordinary shares prior to April 9, 2009, or to any of their respective affiliates, prior to or with respect to the business combination.

ACG

Due to affiliates:

During the periods presented, the company has borrowed from various companies affiliated with the company’s Chairman and CEO, Mr. Yong Hui Li (“Mr. Li”), and companies which are formerly controlled by ACG’s ultimate shareholder prior to the company’s acquisition of ACG, Ms. Yan Wang (Mr. Yong Hui Li’s wife). Each of these loans was entered into to satisfy the company’s short-term capital needs and is non-interest bearing. In addition, the payable balances of each loan are unsecured and due on demand by the lender. The outstanding amounts due to related parties as of December 31, 2009 were as follows:

Continuing Operations:
		December 31, 2009
$ in thousands	Notes
Hebei Kaiyuan	(2)	$37,737
Mr. Li	(3)	509
Total		$38,246

Notes:

(2)	Entity controlled by ACG’s ultimate shareholder prior to the Business Combination of ACG, Ms. Yan Wang.

(3)	The company’s Chairman and CEO, and the ultimate shareholder of Hebei Kaiyuan.

During the periods presented, the company has obtained a short-term trade financing for the continuing operations to purchase commercial vehicles from Beiguo Commercial Building Limited (“Beiguo”) and Shijiazhuang Beiguo Renbai Group Limited (“Renbai”), companies affiliated with Mr. Li and Mr. Lau, a director of AutoChina, who is the indirect beneficial owner of Beiguo and Renbai. The company pays a financing charge of approximately 4% per annum in excess of the cost to Beiguo and Renbai for the funds obtained due to this financing arrangement, in part, because the financing arrangement is guaranteed by Mr. Li, who has a long term business relationship with Beiguo and Renbai, on behalf of the company. In addition, the payable balances of each loan are unsecured and due in 180 days. The outstanding amounts due to related parties as of December 31, 2009 were as follows:

		December 31, 2009
$ in thousands	Notes
Accounts payable, related party:
Beiguo	(4)	66,311
Renbai	(5)	51,414
Total		$117,725

Notes:

(4)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(5)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 19.60% and 20.33%, respectively.

During the periods presented, the company sold and purchased automobiles and spare parts to and from affiliates. The details of the related party transactions were as follows:

			Year Ended December 31, 2009
	Notes
$ in thousands

Related Parties Transactions

Hebei Kaiyuan	(1)	(a)	$36,877
Hebei Kaiyuan	(1)	(b)	8,788
Beiguo	(2)	(c)	178,146
Beiguo	(2)	(d)	133,763
Beiguo	(2)	(e)	167,894
Renbai	(3)	(c)	78,450
Renbai	(3)	(d)	57,163
Renbai	(3)	(e)	$33,667

Notes:

(1)	Entity controlled by the ACG’s ultimate shareholder (prior to the company’s acquisition of ACG).

(2)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(3)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 19.60% and 20.33%, respectively.

Nature of transaction:

(a)	Loan to the company during the period. The amounts were interest-free, unsecured and repayable on demand.

(b)	Bank loan guarantee provided to the company by the affiliate.

(c)	Sale of automobiles to the company during the year.

(d)	Purchase of automobiles from the company during the year.

(e)	Customers deposits received by the company from affiliates for the purchase of automobiles.

ACG’s management believes that these transactions were fair to the company, made at market prices and on terms that are similar as would be available from an unaffiliated third party.

ACG has entered into short-term commercial financing arrangements with Beiguo, a PRC-based operator of grocery stores, and its shareholder, Renbai. Commencing in September 2008, Beiguo began to provide short term financing for ACG’s commercial vehicles sales, servicing and leasing business. The financing arrangements are structured through a two step process involving two separate wholly owned subsidiaries of ACG, Chuanglian Trading and Kaiyuan Auto Trade.  Initially, ACG purchases vehicles through Chuanglian Trading from third party vendors, which vehicles are then sold by Chuanglian Trading to Beiguo.  Beiguo then resells the vehicles to ACG’s second subsidiary, Kaiyuan Auto Trade, pursuant to short term (up to 6 months) financing arrangements.  The result of this structure is that ACG is able to purchase vehicles at volume discounts through Chuanglian Trading and is able get the benefit of the favorable terms of the Beiguo financing through Kaiyuan Auto Trade.

Mr. Yong Hui Li, our Chairman and CEO, is the indirect beneficial owners of approximately 20.92% and 19.60% of the equity interest of Beiguo and Renbai, respectively, and Mr. Thomas Luen-Hung Lau, a director of AutoChina, is the indirect beneficial owner of approximately 21.71% and 20.33% of the equity interest of Beiguo and Renbai, respectively. ACG pays a financing charge of approximately 4% per annum premium to Beiguo and Renbai for the funds obtained pursuant to this financing arrangement, in part, because the financing is guaranteed by Mr. Li who has a long term business relationship with Beiguo and Renbai.  Approximately 60-70% of the total commercial vehicle purchases made by ACG are made pursuant to these arrangements with Beiguo and Renbai.

During the year ended December 31, 2009, the company has purchased commercial vehicles from affiliates, Beiguo and Renbai, for the amount of $178,146 and $78,450, respectively. According to the financing arrangement with Beiguo and Renbai, the company obtained  short-term unsecured loans up to 180 days and pays a financing charge of approximately 4% per annum in excess of the cost to Beiguo and Renbai for the funds obtained due to this financing arrangement,

On the other hand, the company assisted Beiguo and Renbai to source the commercial vehicles from third party vendors for the financing arrangement. During the year ended December 31, 2009, the company sold the commercial vehicles amounted of $133,763 and $57,163 to Beiguo and Renbai, respectively, for their resale. The sales by the company to Beiguo were charged at insignificant mark up to cover the operating costs.

C.	Interests of experts and counsel.

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The table below reflects the high and low bid prices for AutoChina’s ordinary shares for the period from March 28, 2008 through October 5, 2009. The OTC Bulletin Board quotations reflect inter-dealer prices, are without retail markup, markdowns or commissions, and may not represent actual transactions.  The table below also reflects the high and low sales prices on the NASDAQ Capital Market for the period from October 5, 2009 through March 5, 2010.

	Ordinary Shares
	High			Low
Annual Highs and Lows
2008		$7.30			$6.50
2009		35.99			6.50
2010 (through March 5)		40.96			22.05

Quarterly Highs and Lows
2008
First Quarter	$	N/A	(1)	$	N/A
Second Quarter		7.19			7.15
Third Quarter		7.18			7.00
Fourth Quarter		7.00			6.50
2009
First Quarter		$8.00			$6.60
Second Quarter		14.00			6.50
Third Quarter		15.00			7.50
Fourth Quarter		35.99			11.00
2010
First Quarter (through March 5)		$40.96			$22.05

Monthly Highs and Lows
February 2009		$7.80			$7.00
March 2009		7.87			7.00
April 2009		14.00			6.50
May 2009		7.39			7.00
June 2009		11.00			7.39
July 2009		11.00			7.70
August 2009		9.50			8.50
September 2009		15.00			9.50
October 2009		35.99			11.00
November 2009		30.10			23.07
December 2009		27.00			15.37
January 2010		31.50			22.05
February 2010		41.80			26.39

(1)	There were no trades of AutoChina’s ordinary shares during this period

Number of Holders.  As of February 28, 2010, there were 10 holders of record of our outstanding ordinary shares, though we believe that the number of beneficial holders is significantly greater.

Dividends.  We have not paid any dividends on our ordinary shares to date and do not anticipate paying any in the foreseeable future. Any dividends paid will be solely at the discretion of our Board of Directors.

B.	Plan of Distribution

Not required

C.	Markets

AutoChina’s ordinary shares have been traded on the NASDAQ Capital Market since October 5, 2009 under the symbols AUTC. Prior to October 5, 2009, the ordinary shares had been quoted on the OTC Bulletin Board since March 28, 2008. Prior to March 28, 2008, AutoChina’s ordinary shares did not trade on any market or exchange.

D.	Selling Shareholders

Not required.

E.	Dilution

Not required

F.	Expenses of the Issue

Not required

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not required.

B.	Memorandum and Articles of Association

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

Below is a brief description of the amendments to the Amended and Restated Memorandum and Articles of Association (which does not include a discussion of non-substantive revisions or the correction of typographical errors):

•
An amendment to the definition of “Auditor” to require the combined company to hire an auditor registered with the public company accounting oversight board, and deleting language relating to the combined company hiring “an internationally recognized firm.”

•	The definitions “Exchange Act”, “FINRA”, “NASD Rules” and “SEC” were deleted.

•	The definition “Share Exchange Agreement” was added.

•	The number of votes required to pass a special resolution was increased to 2/3 of votes cast from a majority of the votes cast.

•
Section 3.2 (formerly Section 3(2)) was revised to clarify that the combined company would have the ability to repurchase securities of the combined company and such power shall be exercisable by the Board of Directors of the combined company.

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

•	Section 66 was revised to require a poll vote, as opposed to permitting a vote by show of hands.

•	Sections 67 and 70 were deleted because they related to demands for poll votes, which would no longer be required since all votes would be done by poll.

•	Section 85 was revised to set out that written resolutions should be signed by or on behalf of all shareholders.

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

•
Section 105 was added, which provides that at least six members (or the entire Board if there are less than six members) of the Board of Directors must vote in favor of the following items for such items to be deemed to be approved by the Board of Directors:

o	The authorization, creation or issuance of securities other than pursuant to the equity incentive plan or outstanding convertible securities;

o	The declaration or payment of any dividends or distributions;

o	A merger, amalgamation or consolidation where the shareholders of the combined company do not hold a majority of the shares post transaction;

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

o	Any amendment to the Corporate Governance Rules (as defined in Section 125).

•	Section 124 was added and provides for the formation of audit, nominating and compensation committees.

•	Section 125 was added and provides that the combined company and each director is required to comply with applicable policies and procedures of the combined company.

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

•
Former Section 165(1) and the Division entitled “Business Combination” were deleted in their entirety as they were sections relating to the operation of AutoChina prior to a business combination, which includes the provisions related to a classified Board of Directors.

Objects of AutoChina

Under AutoChina’s Second Amended and Restated Memorandum of Association, the objects for which AutoChina is established are unlimited.

Directors

Directors materially interested in a proposal, arrangement or contract may be counted in determining the presence of a quorum and may vote at a meeting of the Board of Directors of AutoChina, so long as (i) the material facts as to the director’s interest are disclosed to the Board of Directors, and the Board authorizes the transaction in good faith by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts as to the director’s interest are disclosed to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (iii) the transaction is fair to the company as of the time it is authorized, approved or ratified.

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

Rights, Preferences and Restrictions of AutoChina’s Securities

Dividends. The Board of Directors of AutoChina may from time to time declare dividends. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide at that time, all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, and all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. No dividend or other moneys payable by AutoChina on or in respect of any share shall bear interest against AutoChina. All dividends unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Board of Directors of AutoChina for the benefit of AutoChina until claimed. Any dividend unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to AutoChina.

Voting Rights. Subject to any special rights or restrictions as to voting attached to any shares at the time, each fully paid ordinary share in AutoChina is entitled to one vote.

Rights to Share in AutoChina’s Profits or Liquidation Surplus. There are currently no special rights of AutoChina’s shareholders to share in its profits. There are currently no special rights, privileges or restrictions in effect as to the distribution of available surplus assets on liquidation attached to any class or classes of shares. If AutoChina is wound up and the assets available for distribution amongst the shareholders of AutoChina are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such shareholders in proportion to the number of ordinary shares owned. If AutoChina is wound up, the liquidator may, with the authority of a special resolution and any other sanction required by law, divide among the shareholders in specie or kind the whole or any part of the assets of AutoChina as such liquidator sees fit.

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

Transfer Agent and Registrar

The Transfer Agent and Registrar for the shares of AutoChina ordinary shares, warrants and units is American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038, (212) 936-5100.

C.	Material Contracts

On February 4, 2009, the company entered into a share exchange agreement with ACG and the selling shareholders party thereto, which owned 100% of the issued and outstanding equity securities of ACG. On April 9, 2009, the company acquired all of the outstanding securities of ACG, resulting in AutoChina becoming a wholly-owned subsidiary of the company.

On June 15, 2009, ACG agreed to sell its automotive dealership segment pursuant to the terms of an acquisition agreement entered into between Hebei Kaiyuan and Xinjiang. Hebei Kaiyuan was the registered shareholder of the Dealership Subsidiaries and ACG controls the Dealership Subsidiaries through certain contractual arrangements. In consideration of the acquisition, Xinjiang paid ACG through Hebei Kaiyuan RMB470 million ($68.8 million). ACG completed the sale on December 14, 2009.

As part of our new commercial vehicle financing structure we have established the Trust Fund which requires a third party trustee.  We have, through Chuangjie Trading our new wholly owned subsidiary, engaged Citic Trust Co. Ltd., a division of Citic, to act as trustee for this Trust Fund through an agreement executed on September 10, 2009.

Except for above, as of December 31, 2009, the company has not entered into any other material contracts.

D.	Exchange Controls and Other Limitations Affecting Security Holders

Under Cayman Islands law, there are no exchange control restrictions in the Cayman Islands.

E.	Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of owning and disposing of our ordinary shares and warrants, sometimes referred to as our “securities,” is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares and warrants, such as the tax consequences under state, local and other tax laws. As used in this discussion, references to “we,” “our,” or “us” refer only to AutoChina International Limited, and references to “ACG” refer only to AutoChina Group Inc.

Cayman Islands Taxation

The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon us or our securityholders. The Cayman Islands are not party to any double taxation treaties.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of our securities. However, an instrument transferring title to a security, if brought into or executed in the Cayman Islands, would be subject to a nominal stamp duty.

PRC Taxation

The following is a summary of the material PRC tax consequences relating to the acquisition, ownership and disposition of our securities.

You should consult with your own tax adviser regarding the PRC tax consequences of the acquisition, ownership and disposition of our securities in your particular circumstances.

Resident Enterprise Treatment

On March 16, 2007, the Fifth Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the PRC (“EIT Law”), which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and its implementing rules, enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate on worldwide income. According to the implementing rules of the EIT Law, “de facto management body” refers to a managing body that in practice exercises overall management control over the production and business, personnel, accounting and assets of an enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice on the Issues Regarding Recognition of Enterprises that are Domestically Controlled as PRC Resident Enterprises Based on the De Facto Management Body Criteria, which was retroactively effective as of January 1, 2008. This notice provides that an overseas incorporated enterprise that is controlled domestically will be recognized as a “tax-resident enterprise” if it satisfies all of the following conditions: (i) the senior management responsible for daily production/business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and stockholder meetings, etc., are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC.

Given the short history of the EIT Law and lack of applicable legal precedent, it remains unclear how the PRC tax authorities will determine the PRC tax resident status of a company organized under the laws of a foreign (non-PRC) jurisdiction, such as us, ACG and/or Fancy Think Limited. If the PRC tax authorities determine that we, ACG and/or Fancy Think Limited is a “resident enterprise” for PRC enterprise income tax purposes, a number of tax consequences could follow. First, we, ACG and/or Fancy Think Limited could be subject to the enterprise income tax at a rate of 25% on our, ACG’s and/or Fancy Think Limited’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, the EIT Law provides that dividend income between “qualified resident enterprises” is exempt from income tax. As a result, if we, ACG and Fancy Think Limited are treated as PRC “resident enterprises,” all dividends paid from Chuanglian to us (through Fancy Think Limited and ACG) would constitute dividend income between “qualified resident enterprises” and would therefore qualify for tax exemption.

As of the date this document is filed, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us, ACG and/or Fancy Think Limited. However, since it is not anticipated that we, ACG and/or Fancy Think Limited would receive dividends or generate other income in the near future, we, ACG and Fancy Think Limited are not expected to have any income that would be subject to the 25% enterprise income tax on worldwide income in the near future. We, ACG and Fancy Think Limited will consult with the PRC tax authorities and make any necessary tax payment if we, ACG and/or Fancy Think Limited (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that we, ACG or Fancy Think Limited are a resident enterprise under the EIT Law, and if we, ACG or Fancy Think Limited were to have income in the future.

Dividends From Chuanglian

If Fancy Think Limited is not treated as a resident enterprise under the EIT Law, then dividends that Fancy Think Limited receives from Chuanglian may be subject to PRC withholding tax. The EIT Law and the implementing rules of the EIT Law provide that (A) an income tax rate of 25% will normally be applicable to investors that are “non-resident enterprises,” or non-resident investors, which (i) have establishments or premises of business inside the PRC, and (ii) the income in connection with their establishment or premises of business is sourced from the PRC or the income is earned outside the PRC but has actual connection with their establishments or places of business inside the PRC, and (B) a PRC withholding tax at a rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” or non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

As described above, the PRC tax authorities may determine the resident enterprise status of entities organized under the laws of foreign jurisdictions on a case-by-case basis. We, ACG and Fancy Think Limited are holding companies and substantially all of our, ACG’s and Fancy Think Limited’s income may be derived from dividends. Thus, if we, ACG, and/or Fancy Think Limited is considered as a “non-resident enterprise” under the EIT Law and the dividends paid to us, ACG and/or Fancy Think Limited are considered income sourced within the PRC, such dividends received may be subject to PRC withholding tax as described in the foregoing paragraph.

The State Council of the PRC, or a tax treaty between China and the jurisdiction in which a non-PRC investor resides may reduce such income or withholding tax, with respect to such non-PRC investor. Pursuant to the PRC-Hong Kong Tax Treaty, if the Hong Kong resident enterprise that is not deemed to be a conduit by the PRC tax authorities owns more than 25% of the equity interest in a company in China continuously within 12 months prior to obtaining dividend from the company in China, the 10% PRC withholding tax on the dividends the Hong Kong resident enterprise receives from such company in China is reduced to 5%. We and ACG are Cayman Islands holding companies, and ACG has a subsidiary in Hong Kong (Fancy Think Limited), which in turn owns a 100% equity interest in Chuanglian.

As a result, if Fancy Think Limited were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that Fancy Think Limited receives from Chuanglian (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, if the PRC-Hong Kong Tax Treaty were applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem Fancy Think Limited to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if we or ACG were treated as a PRC “non-resident enterprise” under the EIT Law, and Fancy Think Limited were treated as a PRC “resident enterprise” under the EIT Law, then dividends that we or ACG receive from Fancy Think Limited (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders.

As of the date this document is filed, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us, ACG or Fancy Think Limited. As indicated above, however, Chuanglian is not expected to pay any dividends in the near future. We, ACG and Fancy Think Limited will consult with the PRC tax authorities and make any necessary tax withholding if, in the future, Chuanglian was to pay any dividends and we, ACG or Fancy Think Limited (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that either we, ACG or Fancy Think Limited is a non-resident enterprise under the EIT Law.

Dividends that Non-PRC Resident Investors Receive From Us; Gain on the Sale or Transfer of Our Securities

If dividends payable to (or gains recognized by) our non-resident investors are treated as income derived from sources within the PRC, then the dividends that non-resident investors receive from us and any such gain on the sale or transfer of our securities may be subject to taxes under the PRC tax laws.

Under the EIT Law and the implementing rules of the EIT Law, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” or non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ordinary shares or warrants by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.

The dividends paid by us to non-resident investors with respect to our ordinary shares, or gain non-resident investors may realize from the sale or transfer of our securities, may be treated as PRC-sourced income and, as a result, may be subject to PRC tax at a rate of 10%. In such event, we may be required to withhold a 10% PRC tax on any dividends paid to non-resident investors. In addition, non-resident investors in our securities may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of our securities if such non-resident investors and the gain satisfy the requirements under the EIT Law and its implementing rules. However, under the EIT Law and its implementing rules, we would not have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the sale or transfer of our securities.

If we were to pay any dividends in the future, we would consult with the PRC tax authorities and if we (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that we must withhold PRC tax on any dividends payable by us under the EIT Law, we will make any necessary tax withholding on dividends payable to our non-resident investors. If non-resident investors as described under the EIT Law (including U.S. investors) realized any gain from the sale or transfer of our securities and if such gain were considered as PRC-sourced income, such non-resident investors would be responsible for paying 10% PRC income tax on the gain from the sale or transfer of our securities. As indicated above, under the EIT Law and its implementing rules, we would not have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the sale or transfer of our securities.

Moreover, the State Administration of Taxation (“SAT”) released Circular Guoshuihan No. 698 (“Circular 698”) on December 15, 2009 that reinforces the taxation of non-listed equity transfers by non-resident enterprises through overseas holding vehicles. Circular 698 is retroactively effective from January 1, 2008. Circular 698 addresses indirect share transfers beside other issues.  According to Circular 698, where a foreign (non-PRC resident) investor who indirectly holds shares or warrants in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers equity interests in a PRC resident enterprise by selling the shares or warrants of the offshore holding company, and the latter is located in a country or jurisdiction where the effective tax burden is less than 12.5% or where the offshore income of his, her, or its residents is not taxable, the foreign investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the transfer. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that indirect share transfers through various arrangements of abusing forms of business organization is present, and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets. If the SAT’s challenge of a transfer is successful, it will deny the existence of the offshore holding company that is used for tax planning purposes and tax the seller on its capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a foreign investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such foreign investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such foreign investor’s investment in us).

Penalties for Failure to Pay Applicable PRC Income Tax

Non-resident investors in us may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of our securities if such non-resident investors and the gain satisfy the requirements under the EIT Law and its implementing rules, as described above.

According to the EIT Law and its implementing rules, the PRC Tax Administration Law (the “Tax Administration Law”) and its implementing rules, the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises (the “Administration Measures”) and other applicable PRC laws or regulations (collectively the “Tax Related Laws”), where any gain derived by non-resident investors from the sale or transfer of our securities is subject to any income tax in the PRC, and such non-resident investors fail to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, they may be subject to certain fines, penalties or punishments, including without limitation: (1) if a non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent tax authorities shall order it to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in egregious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000; (2) if a non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor shall be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins), and a fine ranging from 50% to 500% of the unpaid amount of the tax payable; (3) if a non-resident investor fails to file a tax return or pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income items of the non-resident investor in the PRC and other payers (the “Other Payers”) who will pay amounts to such non-resident investor, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and impose overdue fines on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if a non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50% to 500% of the unpaid tax payable; and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if the nonresident investor fails to pay all or part of the amount of tax payable or surcharge for overdue tax payment, and can not provide a guarantee to the tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving the PRC.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our securities. Because the components of a unit were separable at the option of the holder, the holder of a unit should have been treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary share and warrant components of the unit, as the case may be. As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of ordinary shares and warrants should also apply to the holder of a unit (as the deemed owner of the underlying ordinary share and warrant components of the unit).  The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our securities that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

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

If a beneficial owner of our securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass- through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Tax Consequences to Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” its legislative history, existing and proposed Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our securities as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares;

•	persons that acquired our securities pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

•	persons that hold or held our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws, or, except as discussed herein, any tax reporting obligations of a holder of our securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold or held our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is or was the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect of our securities and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of such securities will be or was in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service, or the “IRS,” or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Tax Consequences to U.S. Holders

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or “PFIC,” rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on our ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Such distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long term capital gains rate (see “—Taxation on the Disposition of Ordinary Shares and Warrants” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a Chinese “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “U.S.-PRC Tax Treaty,” (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. It is not entirely clear, however, whether a U.S. Holder’s holding period for our ordinary shares would have been suspended for purposes of clause (3) above for the period that such holder had a right to have such ordinary shares redeemed by us. Under published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Capital Market. Although our ordinary shares are currently traded on the NASDAQ Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

If PRC taxes apply to dividends paid to a U.S. Holder on our ordinary shares, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty.  U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Ordinary Shares and Warrants

Upon a sale or other taxable disposition of our ordinary shares or warrants (which, in general, would have included a redemption of our ordinary shares pursuant to the exercise by a U.S. Holder of its redemption rights or a redemption of our warrants), and subject to the PFIC rules discussed below, a U.S. Holder should recognize or have recognized capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares or warrants. See “— Exercise of a Warrant” below for a discussion regarding a U.S. Holder’s basis in the ordinary shares acquired pursuant to the exercise of a warrant.

Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares or warrants exceeds or exceeded one year. The deductibility of capital losses is subject to various limitations.

If PRC taxes apply or applied to any gain from the disposition of our ordinary shares or warrants by a U.S. Holder, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Exercise of a Warrant

Subject to the discussion of the PFIC rules below, a U.S. Holder generally would not have recognized gain or loss upon the exercise of a warrant for cash. Ordinary shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary shares generally would begin on the day after the date of exercise of the warrant.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a passive foreign investment company, or PFIC, if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the composition of the assets and income of us and our subsidiaries for our 2009 taxable year, we may be treated as a PFIC for our 2009 taxable year. However, since we have not performed a definitive analysis with respect to our PFIC status for our 2009 taxable year, there can be no assurance with respect to our status as a PFIC for such taxable year. There also could be no assurance with respect to our PFIC status for any future taxable year. If we are treated as a PFIC for our 2009 or 2010 taxable year, we likely would be treated as a PFIC for our 2008 taxable year. U.S. Holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or warrants and, in the case of ordinary shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of our ordinary shares or warrants (generally including a redemption of our ordinary shares or warrants); and

•
any “excess distribution” made to the U.S. Holder (generally, the excess of the amount of any distributions to such U.S. Holder during a taxable year of the U.S. Holder over 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to warrants. As a result, if a U.S. Holder sold or otherwise disposed of a warrant (other than upon exercise of a warrant), any gain recognized generally would have been subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrant. If a U.S. Holder that exercised such warrant properly makes or made a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

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

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election), any gain recognized on the appreciation of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to those U.S. Holders who made a QEF election. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or warrants while we were a PFIC, whether or not we meet or met the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although our ordinary shares are currently listed and traded on the NASDAQ Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower- tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares or warrants in a PFIC during any taxable year of the U.S. Holder, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares and warrants should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares and warrants under their particular circumstances.

Tax Consequences to Non-U.S. Holders

Dividends paid or deemed paid to a Non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or warrants (generally including a redemption of our ordinary shares or warrants) unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

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

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a warrant generally will correspond to the U.S. federal income tax treatment of the exercise of a warrant by a U.S. Holder, as described under “Tax Consequences to U.S. Holders – Exercise of a Warrant,” above.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on our ordinary shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our securities by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.  In addition, backup withholding of U.S. federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of our securities by a non-corporate U.S. Holder, in each case who:

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

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

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

Not required.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

As of December 31, 2009, there had been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities had not been altered by the issuance or modification of any other class of securities.

On April 9, 2009, we filed our Second Amended and Restated Memorandum and Articles of Association that, among other things, changed our name to “AutoChina International Limited” and removed certain provisions that, giving effect to AutoChina’s acquisition of ACG, were no longer applicable.  For a more detailed description of these amendments see Item 10.B. “Memorandum and Articles of Association—Amendment to Memorandum and Articles of Association.”

There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the December 31, 2009. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2009 were effective.

Disclosure controls and procedures are designed to insure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the criteria established in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

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

Not required

D.	Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

The company’s Board of Directors has determined that Mr. James Cheng-Jee Sha is an audit committee financial expert, and “independent” as that term is defined in the NASDAQ listing standards.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by Crowe Horwath LLP for fiscal years ended December 31, 2009 and 2008:

	December 31, 2009	December 31, 2008

Audit Fees – Crowe Horwath	$425,500	$260,000
Audit-Related Fees – UHY	51,575	—
Tax Fees	4,100	—
All Other Fees	—	—
Total Fees	$481,175	$260,000

Audit Fees

Crowe Horwath audit fees for 2009 and 2008 consist of the audit of our financial statements for the year ended December 31, 2009 and 2008 and fees for the reviews of our interim financial statements included in 6-K filings for 2008 and 2009.

Audit-Related Fees

Other than the fees described under the caption “Audit Fees” above, Crowe Horwath LLP did not bill any fees for services rendered to us during fiscal year 2009 and 2008 for assurance and related services in connection with the audit or review of our financial statements.   In 2009, UHY LLP billed $51,575 for Audit-Related services in connection with the company’s registration statement on Form F-1 initially filed in 2009.

Tax Fees

The aggregate fees billed by Crowe Horwath for professional services rendered for tax compliance and tax advice for the company’s balance sheet at December 31, 2008 included in our current Report on Form 6-K filled with the SEC on June 9, 2009, were $4,100.

There were no fees billed by Crowe Horwath for tax services during fiscal year ended December 31, 2008.

All Other Fees

There were no fees billed by either Crowe Horwath LLP or UHY LLP for other professional services rendered during fiscal years ended December 31, 2009 and 2008.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

On April 9, 2009, in connection with the acquisition by AutoChina of ACG, AutoChina closed on its previously announced agreements to purchase 3,053,910 ordinary shares for an aggregate of $24,217,506.30.

In April 2009, AutoChina’s Board of Directors authorized a warrant repurchase program under which the company to repurchase its warrants (the exercise price of which were $5.00 per ordinary share) on the open market or in negotiated transactions at a price per warrant of no more than $1.00 per warrant. The timing and the amount of any repurchases were determined by the company’s management based on its evaluation of market conditions and other factors. Prior to the warrant redemption in December 2009, the company and its affiliates had repurchased 2,432,892 public warrants, of which. As of December 31, 2009, AutoChina has not made any other purchases of its equity securities.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On December 8, 2008, Crowe Horwath LLP acquired certain assets of Grobstein, Horwath & Company LLP and many of the partners of Grobstein, Horwath & Company LLP became partners of Crowe Horwath LLP. On January 12, 2009, AutoChina engaged Crowe Horwath LLP as its principal independent registered public accounting firm and Crowe Horwath LLP conducted the audit of AutoChina’s fiscal year ended December 31, 2009 and 2008 financial statements.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description

3.1*	Certificate of Incorporation(1)
3.2*	Second Amended and Restated Memorandum and Articles of Association(2)
4.1*	Specimen Ordinary Share Certificate(1)
10.1*	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and James Cheng-Jee Sha (1)
10.2*	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and William Tsu-Cheng Yu (1)
10.3*	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Diana Chia-Huei Liu (1)
10.4*	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Jimmy (Jim) Yee-Ming Wu (1)
10.5*	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Gary Han Ming Chang (1)
10.6*	Form of Investment Management Trust Agreement between American Stock Transfer & Trust Company and the Registrant (1)
10.7*	Form of Share Escrow Agreement between the Registrant, American Stock Transfer & Trust Company and the Founding Shareholders (1)
10.8*	Form of Letter Agreement between Live ABC Interactive Co., Ltd. Beijing and Registrant regarding administrative support (1)
10.9*	Promissory Note, dated as of October 24, 2007, issued to James Sha (1)
10.10*	Promissory Note, dated as of October 24, 2007, issued to Diana Liu (1)
10.11*	Promissory Note, dated as of October 24, 2007, issued to William Yu (1)
10.12*	Share Exchange Agreement (3)
10.13*	Form of Indemnification Agreement (4)
10.14*	Form of Registration Rights Agreement among the Registrant and the Founding Shareholders (1)
10.15*	Form of Placement Warrant Purchase Agreement among the Registrant and the Founding Shareholders (1)
10.16*	List of Guarantee Agreements entered into by Hua An Investment (5)
10.17*	Form of AutoChina International Limited 2009 Equity Incentive Plan (6)
10.18*	Executive Employment Agreement between the Registrant and Yong Hui Li, dated April 9, 2009 (7)
10.19*	Executive Employment Agreement between the Registrant and Johnson Lau, dated April 9, 2009 (7)
10.20*	Executive Employment Agreement between the Registrant and Wei Xing, dated April 9, 2009 (7)
10.21*	Executive Employment Agreement between the Registrant and Chen Lei, dated April 9, 2009 (7)
10.22*	Executive Employment Agreement between the Registrant and Jason Wang, dated July 16, 2009 (8)
10.23*	Business Operation Agreement between Hebei Hua An Investment Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
10.24*	Equity Pledge Agreement between Hebei Hua An Investment Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
10.25*	Option Agreement between Hebei Hua An Investment Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
10.26*	Services Agreement between Hebei Hua An Investment Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
10.27*	Voting Attorney Agreement between Hebei Hua An Investment Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
10.28*	Business Operation Agreement between Hebei Hui Yin Investment Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
10.29*	Equity Pledge Agreement between Hebei Hui Yin Investment Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
10.30*	Option Agreement between Hebei Hui Yin Investment Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
10.31*	Services Agreement between Hebei Hui Yin Investment Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
10.32*	Voting Attorney Agreement between Hebei Hui Yin Investment Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
10.33*	Business Operation Agreement between Hebei Shijie Kaiyuan Auto Trade Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
10.34*	Equity Pledge Agreement between Hebei Shijie Kaiyuan Auto Trade Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
10.35*	Option Agreement between Hebei Shijie Kaiyuan Auto Trade Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
10.36*	Services Agreement between Hebei Shijie Kaiyuan Auto Trade Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
10.37*	Voting Attorney Agreement between Hebei Shijie Kaiyuan Auto Trade Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
10.38*	Business Operation Agreement between Hebei Shijie Kaiyuan Logistics Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
10.39*	Equity Pledge Agreement between Hebei Shijie Kaiyuan Logistics Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
10.40*	Option Agreement between Hebei Shijie Kaiyuan Logistics Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
10.41*	Services Agreement between Hebei Shijie Kaiyuan Logistics Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
10.42*	Voting Attorney Agreement between Hebei Shijie Kaiyuan Logistics Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
10.43*
Put and Call Agreement, by and between the AutoChina International Limited, AutoChina Group Inc., Hammerman Capital Partners, LP and HCP Opportunity Fund, LP, dated April 7, 2009, with respect to 106,990 shares (9)

10.44*	Put and Call Agreement, by and between the AutoChina International Limited, AutoChina Group Inc., and Alder Capital Partners I, L.P., dated April 7, 2009, with respect to40,000 shares (9)
10.45*	Put and Call Agreement, by and between the AutoChina International Limited, AutoChina Group Inc., and Alder Offshore Master Fund, L.P., dated April 7, 2009, with respect to 10,000 shares (9)
10.46*
Escrow Agreement, by and among the Company, Hammerman Capital Partners, LP, HCP Opportunity Fund, LP, Alder Offshore Master Fund, L.P., Alder Capital Partners I, L.P., AutoChina, Honest Best and Loeb, as escrow agent, dated April 7, 2009 (9)

10.47*
Put and Call Agreement, by and between the AutoChina International Limited, AutoChina Group Inc., Victory Park Special Situations Master Fund, Ltd. and Victory Park CreditOpportunities Master Fund, Ltd., dated April 8, 2009, with respect to 548,800 shares (9)

10.48*
Escrow Agreement, by and among the Company, Victory Park Special Situations Master Fund, Ltd., Victory Park Credit Opportunities Master Fund, Ltd., AutoChina and Loeb, as escrow agent, dated April 8, 2009 (9)

10.49*	Put and Call Agreement, by and between the AutoChina International Limited, AutoChina Group Inc., and Chun-Chi Chen, dated April 7, 2009, with respect to 156,500 shares (9)
10.50*	Put and Call Agreement, by and between the AutoChina International Limited, AutoChina Group Inc., and Josephine Sha, dated April 7, 2009, with respect to 120,000 shares (9)
10.51*	Put and Call Agreement, by and between the AutoChina International Limited, AutoChina Group Inc., and Shung-Chiang Tai, dated April 7, 2009, with respect to 12,500 shares (9)
10.52*	Put and Call Agreement, by and between the AutoChina International Limited, AutoChina Group Inc., and Wei-Jen Lee, dated April 7, 2009, with respect to 10,000 shares (9)
14*	Code of Ethics(10)
21.1	Subsidiaries of the Registrant
23.1	Consent of Grobstein, Horwath & Company LLP, independent registered public accounting firm
23.2	Consent of Crowe Horwath LLP, independent registered public accounting firm
31.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
31.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
32	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Previously filed

(1)	Incorporated by reference to AutoChina’s Registration Statement, filed with the SEC on Form S-1 dated February 4, 2008.
(2)	Incorporated by reference to Registration Statement on Form F-1, filed with the SEC on Form F-1 filed May 29, 2009.
(3)	Incorporated by reference to Annex C to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(4)	Incorporated by reference to Schedule N to Annex C to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(5)	Incorporated by reference to Schedule R to Annex C to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(6)	Incorporated by reference to Annex E to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(7)	Incorporated by reference to AutoChina's Report of Foreign Private Issuer on Form 6-K, filed with the SEC on May 29, 2009.
(8)	Incorporated by reference to AutoChina’s Report of Foreign Private Issuer on Form 6-K, filed with the SEC on July 21, 2009.
(9)	Incorporated by reference to AutoChina's Registration Statement on Form F-1/A, filed with the SEC on August 10, 2009.
(10)	Incorporated by reference to AutoChina’s Annual Report, filed with the SEC on Form 20-F filed June 9, 2009.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUTOCHINA INTERNATIONAL LIMITED

March 22, 2010	By:	/s/ Yong Hui Li
Yong Hui Li
Chief Executive Officer

March 22, 2010	By:	/s/ Jason Wang
Jason Wang
Chief Financial Officer

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of AutoChina International Limited and Subsidiaries

We have audited the accompanying consolidated balance sheet of AutoChina International Limited and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the two years in the period ended December 31, 2009.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

As described in Note 1, the Company has reclassified assets and liabilities, revenues and expenses and cash flows related to a disposed segment of the Company as discontinued operations for all periods presented.

Sherman Oaks, California	/s/ Crowe Horwath LLP
March 22, 2010

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders
AutoChina Group Inc. and Subsidiaries

We have audited the accompanying consolidated  statements of income, shareholders' equity, and cash flows of AutoChina Group Inc. and Subsidiaries (the “Company”) for the year ended December 31, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the  consolidated results of  operations and cash flows of AutoChina Group Inc. and Subsidiaries for  the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

/s/ Grobstein, Horwath & Company LLP

Sherman Oaks, California
November 28, 2008

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share data)

	December 31,
	2009	2008
ASSETS
Current assets
Cash and cash equivalents	$36,768	$3,869
Restricted cash	12,450	—
Notes receivable	220	—
Accounts receivable, net of provision for doubtful debts of $298 and nil, respectively	2,127	875
Inventories	118	1,233
Deposits for inventories	17,388	428
Prepaid expenses and other current assets	7,555	2,094
Current maturities of net investment in sales-type leases	123,413	14,867
Deferred income taxes	838	742
Assets of discontinued operations	—	145,988
Total current assets	200,877	170,096

Property, equipment and leasehold improvements, net	2,103	1,799
Net investment in sales-type leases, net of current maturities	93,164	8,492

Total assets	$296,144	$180,387

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loan	$8,788	$—
Trade notes payable	12,450	—
Accounts payable	3,610	96
Accounts payable, related parties	117,725	2,272
Other payables and accrued liabilities	2,968	649
Due to affiliates	38,246	5,894
Customer deposits	1,336	27
Customer deposits, related party	—	16,095
Income tax payable	2,023	195
Liabilities of discontinued operations	—	94,047
Total current liabilities	187,146	119,275

Long term debt
Deferred income taxes	1,723	474
Total liabilities	188,869	119,749

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS - Continued
(in thousands except share and per share data)

	December 31,
	2009	2008
Shareholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 50,000,000 shares; issued – 13,017,283 shares and 8,606,250 shares at December 31, 2009 and 2008, respectively; outstanding – 11,857,658 shares and 7,745,625 shares at December 31, 2009 and 2008, respectively	13	9
Additional paid-in capital	91,660	35,912
Statutory reserves	—	741
Retained earnings	14,929	17,791
Accumulated other comprehensive income	673	6,185
Total shareholders’ equity	107,275	60,638

Total liabilities and shareholders’ equity	$296,144	$180,387

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands except share and per share data)

	Years ended December 31,
	2009	2008	2007

Revenues
Commercial vehicles	$308,800	$34,059	$—
Finance and insurance	16,654	2,239	—
Total revenues	325,454	36,298	—

Cost of sales
Commercial vehicles	292,673	31,970	—

Gross profit	32,781	4,328	—

Operating expenses
Selling and marketing	2,946	965	—
General and administrative	6,800	2,177	—
Other income, net	(602)	(162)	—
Total operating expenses	9,144	2,980	—

Income from operations	23,637	1,348	—

Other income (expense)
Interest expense	(1,032)	(5)	—
Interest expense, related parties	(2,776)	—	—
Interest income	49	14	—
Accretion of share repurchase obligations	(535)	—	—
Acquisition-related costs	(295)	—	—
Other (expense) income, net	(4,589)	9	—

Income from continuing operations before income taxes	19,048	1,357	—

Income tax provision	(3,828)	(185)	—
Income from continuing operations	15,220	1,172	—

Income from discontinued operations, net of taxes of $3,904, $2,824, and $983, respectively	9,695	6,871	4,775
Gain on disposal of discontinued operations, net of taxes	5,675	—	—
Realization of foreign currency translation gain relating to discontinued operation	5,717	—	—
Income from discontinued operations	21,087	6,871	4,775

Net income	$36,307	$8,043	$4,775

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME – Continued
(in thousands except share and per share data)

	Years ended December 31,

	2009	2008	2007
Earnings per share
Basic
Continuing operations	$1.71	$0.15	$—
Discontinued operations	2.36	0.89	0.62
	$4.07	$1.04	$0.62
Diluted
Continuing operations	$1.31	$0.15	$—
Discontinued operations	1.81	0.89	0.62
	$3.12	$1.04	$0.62

Weighted average shares outstanding
Basic	8,919,403	7,745,625	7,745,625
Diluted	11,645,211	7,745,625	7,745,625

Amounts attributable to shareholders
Income from continuing operations, net of taxes	$15,220	$1,172	$—
Discontinued operations, net of taxes	21,087	6,871	4,775
Net income	$36,307	$8,043	$4,775

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands except share data)

	Ordinary Shares		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive	Total	Comprehensive
	Shares	Amount	Capital	Reserves	Earnings	Income	Equity	Income

Balance, December 31, 2006	8,606,250	$9	$16,088	$5	$5,709	$724	$22,535	$—
Capital contributions	—	—	8,382	—	—	—	8,382	—
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	2,145	2,145	2,145
Income tax expense related to items of other comprehensive income	—	—	—	—	—	(32)	(32)	(32)
Appropriations to statutory reserves	—	—	—	57	(57)	—	—	—
Net income for the year ended December 31, 2007	—	—	—	—	4,775	—	4,775	4,775
Comprehensive income								$6,888
Balance, December 31, 2007	8,606,250	9	24,470	62	10,427	2,837	37,805
Capital contributions	—	—	11,442	—	—	—	11,442	—
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	3,401	3,401	3,401
Income tax expense related to items of other comprehensive income	—	—	—	—	—	(53)	(53)	(53)
Appropriations to statutory reserves	—	—	—	679	(679)	—	—	—
Net income for the year ended December 31, 2008	—	—	—	—	8,043	—	8,043	8,043
Comprehensive income								$11,391
Balance, December 31, 2008	8,606,250	9	35,912	741	17,791	6,185	60,638
Shares issued in connection with reverse merger transaction	2,110,470	2	(2,144)	—	—	—	(2,142)	—
Repurchase of 2,432,892 public warrants for cash	—	—	(1,027)	—	—	—	(1,027)	—
Issuance of 279,000 shares for cashless exercise of 450,000 UPOs	279,000	—	—	—	—	—	—	—
Exercise of warrants	2,021,563	2	10,106	—	—	—	10,108	—
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	151	151	151
Income tax expense related to items of other comprehensive income	—	—	—	—	—	(3)	(3)	(3)
Settlement of share repurchase obligations	—	—	8,443	—	—	—	8,443	—
Stock-based compensation	—	—	517	—	—	—	517	—
Transfer	—	—	39,853	(741)	(39,169)	57	—	—
Realization of foreign currency translation gain relating to discontinued operation	—	—	—	—	—	(5,717)	(5,717)	(5,717)
Net income for the year ended December 31, 2009	—	—	—	—	36,307	—	36,307	36,307
Comprehensive income								$30,738
Balance, December 31, 2009	13,017,283	$13	$91,660	$—	$14,929	$673	$107,275

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	December 31,
	2009	2008	2007
Cash flow from continuing operating activities:

Net income	$36,307	$8,043	$4,775

Adjustments to reconcile net income attributable to shareholders to net cash used in operating activities:
Net income from discontinued operations	(9,695)	(6,858)	(4,775)
Gain on disposal of discontinued operations	(5,675)	—	—
Realization of foreign currency translation gain relating to discontinued operation	(5,717)	—	—
Depreciation and amortization	674	251	—
Provision for bad debts	298	—	—
Deferred income taxes	1,153	(282)	—
Stock—based compensation expenses	517	—	—
Accretion of share repurchase obligations	535	—	—

Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(1,550)	—	—
Note receivable	(220)	—	—
Net investment in sales-type leases	(193,218)	(23,712)	—
Inventories	1,115	(1,213)	—
Deposits for inventories	(16,960)	(421)	—
Prepaid expense and other current assets	(5,397)	(1,432)	—
Trade notes payable	12,450	—	—
Accounts payable	3,514	4,850	—
Other payable and accrued liabilities	1,622	263	—
Customers deposits	1,309	26	—
Customers deposits, related party	(16,095)	16,095	—
Income tax payable	1,828	192	—

Net cash used in continuing operating activities	(193,205)	(4,198)	—

Cash flow from continuing investing activities:

Purchase of property, equipment and leasehold improvements	(953)	(1,929)	—
Proceeds from the sale of property, equipment and leasehold improvements	—	7	—
Proceeds from sale of consumer automotive dealership business	67,308	—	—
Cash relinquished upon sales of discontinued operations	(19,424)
Increase in restricted cash	(12,450)	—	—

Net cash provided by (used in) continuing investing activities	34,481	(1,922)	—

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued
(in thousands)

	December 31,
	2009	2008	2007
Cash flow from continuing financing activities:

Proceeds from borrowings	8,788	2,879	—
Repayments of borrowings	(429)	(2,884)	—
Proceeds from affiliates	37,173	2,272	—
Repayment to affiliates	(5,280)	—	—
Proceeds from accounts payable, related party	115,453	—	—
Issue of shares on exercise of warrants	10,108	—	—
Capital contributions	—	7,123	—
Cash acquired in reverse merger	1,697	—	—
Release of restricted cash held in escrow	4,987	—	—
Repurchase of warrants subsequent to closing of reverse merger	(449)	—	—

Net cash provided by continuing financing activities	172,048	9,390	—

Net cash provided by continuing operating, financing and investing activities	13,324	3,270	—

Cash flow of discontinued operations:

Cash (used in) provided by operating activities	(1,286)	23,251	(732)
Cash used in investing activities	(4,197)	(24,426)	(3,315)
Cash provided by financing activities	11,246	1,050	9,768

Net cash flow provided by (used in) discontinued operations	5,763	(125)	5,721

Effect of foreign currency translation on cash	275	1,441	(350)

Net increase in cash and cash equivalents	19,362	4,586	5,371

Cash and cash equivalents, beginning of the year	17,406	12,820	7,449

Cash and cash equivalents, end of the year	36,768	17,406	12,820

Analysis of balances of cash and cash equivalents
Included in cash and cash equivalents per consolidated balance sheet	36,768	3,869	—
Included in assets of discontinued operations	—	13,537	12,820
	$36,768	$17,406	$12,820

Supplemental disclosure of cash flow information:
Continuing Operations
Interest paid	$3,633	—	—
Income taxes paid	$3,828	—	—

Discontinued Operations
Interest paid	$2,207	5	1,890
Income taxes paid	$3,904	254	873

Supplemental disclosure on non-cash continuing financing activities
Settlement of share repurchase obligations	$8,443	—	—

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2009 and 2008
(in thousands except share and per share data)

NOTE 1 - BACKGROUND

AutoChina International Limited, formerly Spring Creek Acquisition Corp. (the “Company” or “AutoChina”) was incorporated in the Cayman Islands on October 16, 2007 as a “blank check” company formed for the purpose of acquiring, through a merger, stock exchange, asset acquisition or other similar business combination, or control through contractual arrangements, one or more operating business located in the Greater China region, which includes Hong Kong, Macau and Taiwan.

On February 4, 2009, the Company entered into a share exchange agreement with AutoChina Group Inc. (“ACG”) and the selling shareholders party thereto (“Sellers”), which owned 100% of the issued and outstanding equity securities of ACG. On April 9, 2009, the Company acquired all of the outstanding securities of ACG, resulting in AutoChina becoming a wholly-owned subsidiary of the Company (the “Business Combination”). In conjunction with the acquisition, the Company subsequently changed its name to AutoChina International Limited.

Until December 2009, AutoChina consisted of two primary reportable segments: the commercial vehicle sales, servicing and leasing segment and the automotive dealership segment. AutoChina was a full-service, integrated retailer of consumer automobiles and related services and provider of commercial vehicle sales, servicing and leasing and related services under the “Kaiyuan Auto” brand name. Through its strategically located network of automotive dealerships and commercial vehicle sales, servicing and leasing centers located in the People’s Republic of China (the “PRC” or “China”), AutoChina provided one-stop service for the needs of its customers, including retail sales of new and used consumer automobiles, aftermarket parts sales, service and repair facilities, commercial vehicle financing and related administrative services. In December 2009, the Company sold its consumer automotive dealership business (see “Discontinued Operations – Consumer Automotive Dealership Business” below). As of December 31, 2009, the Company's operations comprise a single segment – commercial vehicle sales, servicing and leasing.

The Company’s business was mainly operated by four companies, Hebei Hua An Investment Co., Ltd, Hebei Huiyin Investment Co., Ltd, Hebei Shijie Kaiyuan Logistics Co., Ltd. and Hebei Shijie Kaiyuan Auto Trade Co., Ltd. (collectively referred to as the “Auto Kaiyuan Companies”) which are limited liability corporations established under the laws of the PRC. On November 26, 2008, through the Company’s wholly owned subsidiary, Hebei Chuanglian Trade Co., Ltd., the Company executed a series of contractual arrangements with the Auto Kaiyuan Companies and their shareholder (the “Enterprise Agreements”). Pursuant to the Enterprise Agreements, the Company had exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholders, and generally had control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies were considered variable interest entities (“VIEs”) and the Company was the primary beneficiary. The Company’s relationships with the Auto Kaiyuan Companies and their shareholder were governed by the Enterprise Agreements between Hebei Chuanglian Trade Co., Ltd. and each of the Auto Kaiyuan Companies, which were the operating companies of the Company in the PRC.

Discontinued Operations – Consumer Automotive Dealership Business

On June 15, 2009, Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), the registered shareholder of Hebei Hua An Investment Co., Ltd., and Hebei Huiyin Investment Co., Ltd. (together the “Dealership Subsidiaries”) entered into an acquisition agreement (the “Agreement”) with Shanghai Dexin Investment and Management Co., Ltd., a subsidiary of Xinjiang Guanghui Industry Investment (Group) Co. (“Xinjiang”). The Company controlled the Dealership Subsidiaries through certain contractual arrangements between Hebei Kaiyuan and Hebei Chuanglian Trade Co., Ltd. (“Chuanglian”), a wholly-owned subsidiary of the Company. Pursuant to the Agreement, Xinjiang agreed to acquire all of the outstanding securities of the Dealership Subsidiaries, which together comprise all of the Company’s consumer auto dealership business.

In consideration of the acquisition, Xinjiang agreed to pay Hebei Kaiyuan RMB470 million ($68.8 million). The final purchase price was the sum of (i) RMB435 million, and (ii) the increase in value of the net assets of the Dealership Subsidiaries from January 1, 2009 to June 30, 2009 (based on the New Accounting Standard for Business Enterprises in China). The net earnings of the Dealership Subsidiaries subsequent to June 30, 2009 were allocated to Xinjiang at closing. The Company will utilize the net proceeds from this transaction to expand its commercial vehicle sales, servicing and leasing business. The Company completed the sale of its consumer automotive dealership business on December 14, 2009.

The Company has accounted for the consumer automotive dealership business in the accompanying consolidated financial statements as a discontinued operation.  Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the consumer automotive dealership business have been appropriately reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented.

Additional information with respect to the sale of the consumer automotive dealership business is presented at Note 5.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Preparation and Presentation:

The Business Combination was accounted for as a reverse recapitalization since, immediately following completion of the transaction, the shareholders of ACG immediately prior to the Business Combination had effective control of the Company through (1) their majority shareholder interest in the combined entity, (2) significant representation on the Board of Directors (initially two out of five members), with three other board members being independent of both the Company and ACG, and (3) being named to all of the senior executive positions. For accounting purposes, ACG was deemed to be the accounting acquirer in the transaction and, consequently, the transaction was treated as a recapitalization of ACG (i.e., a capital transaction involving the issuance of stock by the Company for the stock of AutoChina). Accordingly, the combined assets, liabilities and results of operations of ACG became the historical financial statements of the Company at the closing of the transaction, and the Company’s assets (primarily cash and cash equivalents), liabilities and results of operations were consolidated with ACG beginning on the acquisition date. No step-up in basis or intangible assets or goodwill was recorded in this transaction. All direct costs of the transaction were charged to operations in the period that such costs were incurred.

The consolidated financial statements issued following a reverse acquisition are those of the accounting acquirer for all periods presented, and are retroactively adjusted to reflect the capital structure of the legal parent, the accounting acquiree.  Comparative information presented in those consolidated financial statements is also retroactively adjusted to reflect the capital structure of the legal parent, the accounting acquiree.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and variable interest entities (“VIEs”). All significant inter-company balances and transactions have been eliminated in consolidation. All significant inter-company balances and transactions have been eliminated. Investments in non-consolidated subsidiaries, typically representing an ownership interest in the voting stock of the subsidiaries of between 20% and 50%, are stated at cost of acquisition plus the Company’s equity in undistributed net income or proportionate share of net losses since acquisition.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The most significant estimates and related assumptions include the assessment of the provision for doubtful accounts, the assessment of the impairment of tangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, and the purchase price allocation on acquisitions. Actual results could differ from these estimates.

Currency Reporting

The Company’s operations in China use the local currency - Renminbi (“RMB”) as its functional currency whereas amounts reported in the accompanying consolidated financial statements and disclosures are stated in U.S. dollars, the reporting currency of the Company, unless stated otherwise. As such, the consolidated balance sheets of the Company have been translated into U.S. dollars at the current rates as of December 31, 2009 and 2008 and the consolidated statements of operations for the years ended December 31, 2009, 2008 and 2007 have been translated into U.S. dollars at the average rates during the periods the transactions were recognized. The resulting translation adjustments are recorded as other comprehensive income in the consolidated statement of shareholders’ equity and comprehensive income and as a separate component of shareholders’ equity.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. As of December 31, 2009 and 2008, the majority of cash, including restricted cash, was in RMB on deposit in PRC financial institutions under the Company’s PRC subsidiaries. Cash remittance in or out of the PRC are subject to the PRC foreign exchange control regulations pursuant to which PRC government approval is required for the Company to receive funds from or distribute funds outside the PRC.

Cash and cash equivalents as of December 31, 2009 and 2008 are mainly held by the Company’s VIEs. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements.

Restricted Cash

As of December 31, 2009 and 2008, the Company was required to maintain a fixed deposit of $12,450 and nil, respectively as a condition of borrowing under bank loan agreements for its continuing operations.

As of December 31, 2009 and 2008, the Company was required to maintain a fixed deposit of nil and $40,824, respectively as a condition of borrowing under bank loan agreements for its discontinued operations.

Accounts Receivable

Accounts receivable, which are unsecured, are stated at the amount the Company expects to collect from the net investment in sales-type leases. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable aging and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. As of December 31, 2009 and 2008, management reviewed the aging analysis and historical trend of collectability of the account receivable balances and provided $298 and nil allowance for the uncollectible and long outstanding receivables, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivable from sales of commercial vehicles and investment in sales-type leases. Credit risk concentration with respect to accounts receivables and investments in leases is reduced because a large number of diverse customers over a wide geographic area make up the Company’s customer base.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the specific identification method to value commercial vehicles.  A reserve of specific inventory units and parts inventories is maintained where the cost exceeds the estimated fair value.

Deposits for Inventories

Deposits for inventories are cash advances made to automobile manufacturers for the purchase of commercial vehicles.

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

The estimated useful lives of property, equipment and leasehold improvements are as follows:

Useful life
Land use rights	50 years
Buildings and leasehold improvements	20 years
Machinery and equipment	10 years
Furniture and fixtures	5 - 10 years
Automobiles	3 - 5 years

Expenditures for major additions or improvements that extend the useful lives of assets are capitalized. Minor replacements, maintenance and repairs that do not improve or extend the lives of such assets are expensed as incurred. The Company determined that there was no impairment of property, equipment and leasehold improvements as of December 31, 2009 and 2008.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash, accounts receivable, investments in sales-type leases, accounts payable, short-term bank loan and trade notes payable. The carrying amounts of these items at December 31, 2009 and 2008 approximated their fair values because of the short maturity of these instruments or existence of variable interest rates, which reflect current market rates.

Comprehensive Income

GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income or loss. The components of other comprehensive income or loss consist solely of foreign currency translation adjustments, net of the income tax effect.

Commitments and Contingencies

Liabilities for loss contingencies arising from claim assessments and litigation and other sources are recorded when it is probable that a liability has been incurred and the amount of assessment can be determined. In the opinion of management, after consultation with legal counsel, there are no claims assessments or litigation pending against the Company.

Revenue Recognition - Continuing Operations

Revenue from the sale of commercial vehicles where a lease financing arrangement is used is recognized as a sales-type lease.  Whether a sale is financed by the company or sold for cash, the sales revenue is recognized when the sales contract is signed, the customer has taken possession of the vehicle and the collectability is reasonably assured.

Revenue from our membership fee that is charged and collected at the beginning of the sales-type lease is deferred and recognized ratably over the term of the sales-type lease. The interest collected from the sale-type lease is recognized based on the effective interest rate method over the term of the financing arrangement. Monthly management servicing fees are recognized when services are rendered. The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Commission income is recorded when the referral transactions are closed.

Certain origination costs on receivables are deferred and amortized, using the effective interest rate method, over the term of the related receivable as a reduction in financing revenue. The deferred revenue on receivables is discontinued at the time a receivable is determined to be uncollectible.

Cost of Sales - Continuing Operations

Cost of sales consists of actual purchase price, less manufacturer’s incentives.

Advertising

The Company expenses advertising costs as incurred, net of certain advertising credits and other discounts. Advertising expenses from continuing operations totaled approximately $18, $9 and nil for the years ended December 31, 2009, 2008 and 2007, respectively, and are included in selling and marketing expense in the accompanying consolidated statements of income.

Advertising expenses from discontinued operations totaled approximately $3,052, $2,004 and $2,090 for the years ended December 31, 2009, 2008 and 2007, respectively, and are included in income from discontinued operation, net of taxes, in the accompanying consolidated statements of income. The Company received certain advertising credits and discounts as the result of automobile manufacturers reimbursing or subsidizing the relevant dealership’s promotional costs, which credits and discounts are netted against advertising expenses. The amount of the advertising credits and other discounts related to discontinued operations which were netted against related advertising expenses were $20, $76 and $137 for the years ended December 31, 2009, 2008 and 2007, respectively.

Income Taxes

Income taxes are accounted for using an asset and liability method.  Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates in the applicable tax jurisdiction expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and assessing performance. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC. The Company’s continuing operations consist of one reporting segment, the commercial vehicles/sales leasing business.  The Company’s consumer automotive dealership business comprised a separate operating segment prior to its sale on December 14, 2009 (see Note 1).  The consumer automotive dealership business was reclassified as a discontinued operation for all periods presented as a result of the sale (see Note 5).

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with generally accepted accounting principles. Companies with complex capital structures are to present basic and diluted EPS. Basic EPS is measured as the income available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

The calculation of earnings per share for the years ended December 31, 2009, 2008 and 2007 reflects the retroactive restatement of the Company’s shareholders’ equity to account for the effect of the reverse merger effective April 9, 2009.

At December 31, 2009, potentially dilutive securities consisted of outstanding warrants and options to acquire an aggregate of 2,832,385 ordinary shares, as follows:

Insider warrants	272,358
Public warrants	1,878,187
Employee stock options	681,840
Total	2,832,385

The Insider warrants, Public warrants and 681,840 shares of Employee stock options are included for the computation of diluted EPS for the year ended December 31, 2009. On the other hand, another 520,944 shares of Employee stock options out of the total of 1,202,784 stock options granted are excluded from the computation since the effect of exercising them are anti-dilutive.

Share-Based Payments

The Company records all share-based payments, including grants of employee stock options to employees, in the financial statements based on their fair values. The Company used the Black-Scholes option-pricing model to estimate the fair value of the options at the date of grant. As of December 31, 2009, a total of 1,202,784 stock options granted to employees are outstanding.

Put and Call Agreements

In conjunction with the acquisition of ACG by the Company effective April 9, 2009, the Company entered into price protective agreements with various investors in the form of puts and calls options (the “Put and Call Agreements”). Pursuant to the agreements, AutoChina agreed to be obligated to purchase (the “Put Option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “Call Option”) any or all of the shares owned by the shareholder at the option price during the two week period commencing on the six month anniversary of the date of the Put and Call Agreements.

The Put Option provides that the shareholder can require the Company to buy from the shareholder any or all of the shares owned by the shareholder at the option price during the two week period commencing on the nine month anniversary of the date of the Put and Call Agreement.  The Call Option provides that the Company can require the shareholder to sell to the Company any or all of the shares owned by the shareholder at the option price until the last date on which the Put Option may be exercised; provided, however, that the Company cannot exercise the Call Option if the market price of the Company’s ordinary shares on the applicable date exceeds the option price.

The Company considered that the Put Option under the Put and Call Agreements causes the related ordinary shares to be considered as “non-permanent” equity, since such shares are mandatorily redeemable equity securities and the redemption of such securities for cash is outside the control of the Company.

These securities are required to be recorded initially at fair value at the date of issuance and are recorded outside of shareholders’ equity, generally as liabilities.  Accordingly, such amounts are being recorded as a reduction to additional paid-in capital and as a current liability.

Fair value was determined to be the stock price at the close of business on April 8, 2009 of $7.87 per share.  The difference between the initial fair value of $7.87 per share and the cash redemption value (i.e., the amount of the Option strike prices, which ranges from $8.50 per share to $9.05 per share) is being accreted from the date of each respective agreement to the earliest redemption date, using the interest method, and are being charged to operations as interest expense. See Note 18 for a discussion of the termination of the Put and Call Agreements.

The shares subject to the Put Options are excluded from the calculation of basic and diluted earnings per share.

Acquisition-Related Costs

Acquisition-related costs consist principally of legal fees, accounting fees, consulting and advisory fees, and other third-party costs incurred by the Company that related directly to the business combination. These costs were charged to operations as incurred. Acquisition-related costs were $295 during the year ended December 31, 2009.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. As the Company has not become aware of any product liability claim since operations commenced, the Company has not recognized a liability for any product liability claims.

Recently Adopted Accounting Pronouncements

In June 2009, generally accepted accounting principles were revised effective for interim reports for annual periods ending after September 15, 2009. The Financial Accounting Standards Board (“FASB”) completed the Accounting Standards Codification (“Codification”) which will be the single source of authoritative nongovernmental U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This revision is effective for interim and annual periods ending after September 15, 2009. Existing accounting standards are superseded upon completion of the Codification. The Company has revised its interim financial statements to comply with this change and to use plain English to describe its accounting principles.

In May 2009, generally accepted accounting principles, for reporting “Subsequent Events,” was revised establishing a new general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company evaluated subsequent events after the balance sheet date of December 31, 2009 through the filing of this report with the Securities and Exchange Commission (“SEC”).

In January 2009, generally accepted accounting principles were revised to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements.  The proposal also amends prior generally accepted accounting principles to require those disclosures in all interim financial statements.  This proposal is effective for interim periods ending after June 15, 2009.  The Company adopted this change in the current period; no additional disclosures were required.

The Company adopted the provisions of the Codification Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”) and Codification Topic 825-10 “Financial Instruments” (“ASC 825-10”) on January 1, 2008.   ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level I - Quoted prices (unadjusted) in active markets for identical asset or liabilities that the Company has the ability to access as of the measurement date.

Level II - Inputs other than quoted prices included within Level I that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level III - Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

Since the issuance of ASC 820, the FASB has issued several pronouncements to clarify the application of ASC 820.  The adoption of this additional guidance on June 30, 2009 did not have any impact on the Company’s financial statement presentation or disclosures.

In February 2007, the FASB issued ASC 825-10, “Financial Instruments”, which provides companies with an option to report selected financial assets and liabilities at fair value. ASC 825-10’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. ASC 825-10 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. ASC 825-10 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. ASC 825-10 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company’s choice to use fair value on its earnings. ASC 825-10 also requires companies to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. ASC 825-10 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in ASC 820 and ASC 825.  The Company adopted ASC 825-10 on January 1, 2008, but did not elect the fair value option for any financial assets or liabilities. Accordingly, the adoption of ASC 825-10 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In December 2007, the FASB revised the authoritative guidance for business combinations, which establishes principles and requirements for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. The revised guidance also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and is to be applied prospectively. The Company adopted the guidance on January 1, 2009 and did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In December 2007, the FASB issued authoritative guidance for noncontrolling interests, which clarifies the accounting for noncontrolling interests and establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, including classification as a component of equity. The guidance is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. The Company adopted the guidance on January 1, 2009 and did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In March 2008, generally accepted accounting principles revised requirements for Disclosures about Derivative Instruments and Hedging Activities. The revision requires entities using derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives.  The change also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of generally accepted accounting principles have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows.  The adoption provisions effective January 1, 2009, did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In June 2008, generally accepted accounting principles were revised to mandate a two-step process for evaluating whether an equity-linked financial instrument or embedded feature is indexed to the entity’s own stock. Warrants that a company issues that contain a strike price adjustment feature, upon the adoption of this guidance, generally results in the instruments no longer being considered indexed to the company’s own stock. Accordingly, adoption of this guidance will change the current classification (from equity to liability) and the related accounting for such warrants outstanding at that date. This guidance is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of this guidance on January 1, 2009 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In January 2009, generally accepted accounting principles were revised to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements.  The proposal also amends prior generally accepted accounting principles to require those disclosures in all interim financial statements.  This proposal is effective for interim periods ending after June 15, 2009.  The adoption of this change on June 30, 2009 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

Recently Issued Accounting Pronouncements

In June 2009, generally accepted accounting principles for reporting and accounting for transfers of financial assets, was revised and is to be applied to financial asset transfers on or after the effective date, which is January 1, 2010 for the Company’s financial statements. This changes and limits the circumstances in which a financial asset may be de-recognized when the transferor has not transferred the entire financial asset or has continuing involvement with the transferred asset. The concept of a qualifying special-purpose entity, which had previously facilitated sale accounting for certain asset transfers, is removed by this change. The Company expects to adopt this revision on January 1, 2010 and expects that adoption of this revision will not have a material effect on its financial position or results of operations.

In June 2009, generally accepted accounting principles amended the accounting for variable interest entities (“VIEs”) is effective for reporting periods beginning after November 15, 2009. The amendments change the process for how an enterprise determines which party consolidates a VIE to a primarily qualitative analysis. It defines the party that consolidates the VIE (the primary beneficiary) as the party with (1) the power to direct activities of the VIE that most significantly affect the VIE’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. Upon adoption, reporting enterprises must reconsider their conclusions on whether an entity should be consolidated and should a change result; the effect on net assets will be recorded as a cumulative effect adjustment to retained earnings. The Company expects that adoption as of January 1, 2010 will not have a material effect on its financial position or results of operations.

In September 2009, the FASB issued Update No. 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” (ASU 2009-13). It updates the existing multiple-element revenue arrangements guidance currently included under ASC 605-25, which originated primarily from the guidance in EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. ASU 2009-13 will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company is currently assessing the future impact of this new accounting update to its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3 - INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

The Company’s investments in unconsolidated subsidiaries accounted for under the equity method and cost method amounted to nil and $229 as of December 31, 2009 and 2008, respectively. As of December 31, 2008, the Company owned 30% equity interests in Cangzhou Hengyuan Auto Sales & Service Co., Ltd., which was engaged in the sale and servicing of automobiles. During fiscal 2009, the Company disposed the consumer automotive dealerships segment (see Note 5) and ceased to hold any investments in unconsolidated subsidiaries thereafter. During the year ended December 31, 2009 and 2007, the equity in earnings of unconsolidated subsidiaries were $44 and $139, respectively. In fiscal 2008, there was $40 of equity in loss of unconsolidated subsidiaries.

NOTE 4 - BUSINESS ACQUISITIONS – DISCONTINUED OPERATIONS

During the year ended December 31, 2009, the Company did not conduct any business acquisitions, except for the acquisition of ACG (see Note 18). It paid cash of approximately $2,992 during the year ended December 31, 2008 to acquire various automotive retail franchises and related assets.  The following is a summary of entities acquired and the respective equity interests acquired during the periods presented:

		Year ended December 31, 2009		Year ended December 31, 2008
	Total % of Equity Interest as of December 31, 2009	% of Equity Acquired (Disposed)	Acquisition Price	% of Equity Acquired	Acquisition Price	Total % of Equity Interest Prior to 2008
Entities
Guangdehang Auto Trade Co., Ltd	<B>	—	—	—	—	88%
Hebei Liantuo Auto Trade Co., Ltd	<A>	(90)%	—	10%	834	80%
Tian Mei Insurance Agency Co., Ltd	<A>	(100)%	—	51%	37	49%
Hebei Yitong Auto Trade Co., Ltd	<A>	(60)%	—	55%	1,975	5%
Hebei Shengda Auto Trading Co., Ltd	<A>	(80)%	—	10%	146	70%
Total			$—		$2,992

<A>     All of the acquired equity interest was disposed as a result of the sale of the Company’s consumer automotive dealership business completed on December 14, 2009; and the transactions was classified as discontinued operations (see Note 5)

<B>     All of the acquired equity interest of this company was disposed in March 2008 for an aggregate sales price of $1,267; and the transactions was classified as discontinued operations (see Note 5)

The acquisitions were made to increase the asset portfolio to meet growing market demand. They were accounted for using the purchase method of accounting in the periods when the Company acquired a majority of the voting rights (i.e., over 50% of the equity interest) of the entities whereby the total purchase price was allocated to tangible and intangible assets acquired based on estimated fair market values, with the remainder classified as goodwill. Net tangible assets were valued at their respective fair values. Acquisitions of less than 50% and more than 20% equity interest are accounted for using the equity method (Note 3). The cost method is used for an equity interest of less than 20%.

Purchase price allocations for business combinations accounted for under the purchase method of accounting were as follows:

	December 31,
	2009	2008

Cash	$—	$731
Accounts receivable	—	24
Inventory	—	2,508
Prepayment	—	2,316
Prepaid expenses and current assets	—	404
Property, equipment and leasehold improvements	—	1,489
Goodwill	—	780
Total assets acquired	—	8,252

Accounts payable and accrued liabilities	—	2,090
Notes payable	—	3,080
Total liabilities assumed	—	5,170

Net assets acquired	—	3,082
Less cash acquired	—	731
Assets acquired, net of cash	$—	$2,351

NOTE 5 - DISCONTINUED OPERATIONS

Sale of interests in automotive dealerships in 2008

On March 27, 2008, an 88% interest in Guangdehang Auto Trade Co., Ltd. was sold to an unrelated entity for an aggregate sales price of approximately $1,267. On December 10, 2008, a 100% interest of Tangshan Boan Auto Trade Co., Ltd. was sold to an unrelated entity for an aggregate sales price of approximately $720.

Accordingly, the Company has accounted for the sale of these automotive dealerships in the accompanying consolidated financial statements as discontinued operations. Assets and liabilities, revenues and expenses, and cash flows related to the automotive dealerships have been appropriately reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented.

Sale of consumer automotive dealerships in 2009

On June 15, 2009, Hebei Kaiyuan, the registered shareholder of the Company’s dealership subsidiaries (“Dealership Subsidiaries”) entered into an acquisition agreement (the “Agreement”) with Xinjiang. The Company controlled the Dealership Subsidiaries through certain contractual arrangements between Hebei Kaiyuan and Chuanglian, a wholly-owned subsidiary of the Company. Pursuant to the Agreement, Xinjiang agreed to acquire all of the outstanding securities of the Dealership Subsidiaries, which together comprised all of the Company’s consumer auto dealership business.

In consideration of the acquisition, Xinjiang agreed to pay Hebei Kaiyuan RMB470 million ($68.8 million). The final purchase price was the sum of (i) RMB435 million, and (ii) the increase in value of the net assets of the Dealership Subsidiaries from January 1, 2009 to June 30, 2009 (based on the New Accounting Standard for Business Enterprises in China). The net earnings of the Dealership Subsidiaries subsequent to June 30, 2009 were allocated to Xinjiang at closing. The Company will utilize the net proceeds from this transaction to expand its commercial vehicle sales, servicing and leasing business. The Company completed the sale of its consumer automotive dealership business on December 14, 2009 for a final purchase price of RMB470 million ($68.8 million).

Accordingly, the Company has accounted for the consumer automotive dealership business in the accompanying consolidated financial statements as a discontinued operation. Assets and liabilities, revenues and expenses, and cash flows related to the consumer automotive dealership business have been appropriately reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented.

The following revenue and expense items have been reclassified and included in income from discontinued operations in the consolidated income statements for the years ended December 31, 2009, 2008 and 2007:

	December 31,
	2009	2008	2007

Revenues	$514,540	$406,526	$294,665
Income from discontinued operations, before income taxes	15,650	11,004	7,018
Income tax provision	3,904	2,824	983
Net income attributable to noncontrolling interests	2,051	1,309	1,260
Income from discontinued operations, net of taxes	9,695	6,871	4,775
Gain on disposal of discontinued operations, net of taxes	5,675	—	—
Realization of foreign currency translation gain relating to discontinued operation	5,717	—	—
Income from discontinued operations	$21,087	$6,871	$4,775

The assets and liabilities of these businesses have been classified as discontinued operations in the consolidated balance sheets presented herein.  The assets and liabilities associated with discontinued operations were prior to December 31, 2009 and 2008.

The following assets and liabilities have been reclassified and included in assets and liabilities of the discontinued operations in the consolidated balance sheets as of December 31, 2008:

December 31, 2008

Cash and cash equivalents	$13,537
Restricted cash	40,824
Account receivable	3,397
Inventories	36,230
Deposits for inventories	21,193
Prepaid expenses and other current assets	3,380
Deferred income tax assets	620
Other current assets	529
Investment in unconsolidated subsidiaries	229
Property, equipment and leasehold improvements, net	25,108
Goodwill	941

Total assets	145,988

Floor plan notes payable	12,379
Notes payable	3,921
Trade notes payable	60,134
Account payables	1,174
Other payables and accrued liabilities	4,540
Customer deposits	3,197
Income tax payable	1,479
Net non-current deferred income tax liabilities	273
Noncontrolling interests	6,950

Total liabilities	$94,047

NOTE 6 - ACCOUNTS RECEIVABLE

Summaries of accounts receivable are as follows:

	December 31,
	2009	2008

Trade accounts receivable from sales of commercial vehicles	$2,425	$875
Less: Allowance for doubtful accounts	298	—
	$2,127	$875

The activity in the Company’s allowance for doubtful accounts is summarized as follows:

	December 31,
	2009	2008

Balance at the beginning of the year	$—	$—
Provision during the year	298	—
Balance at the end of the year	$298	$—

NOTE 7 - INVENTORIES

Summaries of inventories are as follows:

	December 31,
	2009	2008

Commercial vehicles	$118	$1,233

NOTE 8 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of prepaid expenses and other current assets is as follows:

	December 31,
	2009	2008

Receivable from sale of business	$2,964	$—
Temporary advances to employees	77	114
Prepaid interest expense	2,274	—
Prepaid rent	324	235
Prepaid other taxes	740	1,538
Short term advances and other	1,176	207
Total	$7,555	$2,094

Short-term advances are advances made to third parties. They are interests-free, unsecured and repayable on demand.

NOTE 9 - NET INVESTMENT IN SALES-TYPE LEASES

The following lists the components of the net investment in sales-type leases:

	December 31,
	2009	2008

Minimum lease payments receivable	$244,015	$26,409
Less: unearned interest income	(27,438)	(3,050)

Net investment in sales-type leases	216,577	23,359
Less: Current maturities of net investment in sales-type leases	(123,413)	(14,867)

Net investment in sales-type leases, net of current maturities	$93,164	$8,492

Net investment in sales-type leases arises from the sales of commercial vehicles, under which the Company has entered into monthly installment arrangements with the customers for approximately 2 years. The legal titles of the commercial vehicles are not transferred to the customer until the outstanding lease payments are fully settled. The operations of this business commenced in March 2008. The aggregate effective interest rate on sales-type leases is approximately 13.4% per annum.

At December 31, 2009, future minimum lease payments are as follows:

Years Ending December 31,
2010	$123,413
2011	89,007
2012	4,157
Total	$216,577

NOTE 10 - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Summaries of property, equipment and leasehold improvements are as follows:

	December 31,
	2009	2008

Buildings and leasehold improvements	$516	$287
Furniture and fixtures	1,549	915
Machinery and equipment	3	21
Company automobiles	940	830
Total	3,008	2,053

Less: accumulated depreciation and amortization	905	254
Property, equipment and leasehold improvements, net	$2,103	$1,799

Depreciation and amortization expense for the continuing operations was approximately $674, $251 and nil for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 11 - OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the followings:

	December 31,
	2009	2008

Deposits received	$77	$185
Amounts due to contractors	—	104
Accrued expenses	1,421	11
Salary payable	414	136
Other current liabilities	1,056	213
Total	$2,968	$649

Deposits received represented security deposits received from staff, retention fee for constructors and customer deposits. Other current liabilities mainly include payables to office equipment suppliers.

NOTE 12 – SHORT-TERM BANK LOAN

Short-term bank loan represents loan from financial institutions that was used for working capital and capital expenditures purposes. The loan bears interest at rate of 5.31% as of December 31, 2009 and has a term within one year. The Company’s affiliate, Hebei Kaiyuan, has pledged its properties to provide guarantees of this loan for the Company.

NOTE 13 - NOTE PAYABLE TO EARLYBIRD CAPITAL

In conjunction with the closing of the Business Combination, the Company was obligated to pay EarlyBird Capital, Inc. deferred underwriting fees of $1,449, which had been previously accrued, and an additional investment advisory fee of $180, which was charged to operations at closing, for an aggregate amount of $1,629. The Company paid $1,200 of such fees in cash at closing, and issued a short-term promissory note for the remaining $429. The promissory note was non-interest bearing and due on October 9, 2009. In connection with the promissory note, the Company entered into an escrow agreement, dated April 9, 2009, with the shareholders, Honest Best Int’l Limited, the sole shareholder of ACG prior to the Business Combination, and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent will hold 446,250 ordinary shares of the Company issued to Honest Best Int’l Ltd. in connection with the Business Combination, to secure payment of the promissory note.  The note was paid in full during August 2009.

NOTE 14 - TRADE NOTES PAYABLE

Trade notes payable are presented to certain commercial vehicle dealers as a payment against the outstanding trade payables. These notes payable are bank guarantee promissory notes which are non-interest bearing and generally mature within nine months. The outstanding bank guarantee promissory notes are secured by restricted cash deposited in banks.

NOTE 15 - INCOME TAXES

Cayman Islands :  Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong :  The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the years ended December 31, 2009, 2008 and 2007. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

China :  Effective January 1, 2008, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies are generally subject to enterprise income tax at a uniform rate of 25%.

Summaries of the income tax provision (benefit) in the consolidated statements of income are as follows:

Continuing Operations:
	December 31,
	2009	2008	2007

Current	$2,675	$453	$—
Deferred	1,153	(268)	—
Total	$3,828	$185	$—

Discontinued Operations:
	Years Ended December 31,
	2009	2008	2007

Current	$4,040	$2,988	$1,112
Deferred	(136)	(164)	(129)
Total	$3,904	$2,824	$983

The tax effects of temporary differences representing deferred income tax assets (liabilities) result principally from the followings:

	December 31,
	2009	2008

Current
Deferred income tax assets:
Tax loss carry forward	$838	$742

Non-current
Deferred income tax liabilities:
Deferred income - non-current	$1,723	$474

At December 31, 2009, the Company had $4,843 of taxable loss carry forwards that expire through December 31, 2013.

The difference between the effective income tax rate and the expected statutory rate was as follows:

	December 31,
	2009	2008	2007

Statutory rate	25.0%	25.0%	—
Non-deductible expenses	1.1	—	—
Non taxable income	—	(31.1)	—
Tax effect of tax losses recognized (utilized)	0.5	54.7	—
Effect of rate differences in various tax jurisdictions	(6.5)	(35.0)	—
Effective tax rate	20.1%	13.6%	—

Income tax accounting requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements.

Management has performed an analysis of its tax positions and has determined that the Company has no material uncertain tax positions that are more-likely than-not of being sustained for the full amount claimed, or to be claimed, on its applicable tax returns for the periods present.

NOTE 16 – PRIVATE PLACEMENT AND INITIAL PUBLIC OFFERING

On October 16, 2007, the Company’s Initial Stockholders subscribed to 1,293,750 shares of ordinary share for a total of $25,000.

On February 27, 2008, the Company completed a private placement of 1,430,000 warrants (the “Private Placement Warrants”) to James Cheng-Jee Sha, AutoChina’s former Chief Executive Officer and Chairman and current director, Diana Chia-Huei Liu, AutoChina’s former President and current director, William Tsu-Cheng Yu, AutoChina’s former Chief Financial Officer and director, Jimmy (Jim) Yee-Ming Wu, AutoChina’s former Chief Operating Officer and Director and Gary Han Ming Chang, AutoChina’s former Special Advisor, collectively referred to as the founding shareholders, as a result of which AutoChina received net proceeds of $1,430.

On March 4, 2008, the Company consummated its initial public offering of 4,500,000 units. On March 13, 2008, the underwriters of AutoChina’s initial public offering exercised their over-allotment option in full, for a total of an additional 675,000 units (over and above the 4,500,000 units sold in the initial public offering) for an aggregate offering of 5,175,000 units. Each unit in the offering consisted of one ordinary share and one redeemable ordinary share purchase warrant. Each warrant entitles the holder to purchase from AutoChina one ordinary share in AutoChina at an exercise price of $5.00. AutoChina’s ordinary shares and warrants started trading separately as of March 28, 2008.

On March 16, 2009, AutoChina began purchasing the warrants. Through December 31, 2009, the Company purchased 2,432,892 warrants from open markets for the aggregate of $1,027 (See Note 17).

On July 28, 2009, the Company and each founding shareholder entered into exchange agreements, pursuant to which each Private Placement Warrant was exchange for a warrant (each a “New Warrant” and together the “New Warrants”) with the same characteristics as the warrants sold in AutoChina’s initial public offering. The New Warrants and the underlying ordinary shares are restricted securities under Rule 144.  The warrant exchange agreements had no accounting impact.

On July 28, 2009, Jimmy (Jim) Yee-Ming Wu, Gary Han Ming Chang, and William Yu (each a founding shareholder) sold 100,000, 25,000, and 250,000 New Warrants, respectively, to certain officers, their affiliates and managers of ACG for $2.75 per warrant (the market price on that date). The Company did not receive any proceeds from these transactions.

On December 8, 2009, the Company set the redemption date of January 8, 2010 for the issued and outstanding warrants. During the year ended December 31, 2009, an aggregate of 2,021,563 warrants were exercised by the warrant holders and the Company received the net proceeds of $10,108. From January 1 through January 8, 2010, an additional 2,059,127 warrants were exercised for the Company’s ordinary shares, as a result of which AutoChina received net proceeds of $10,295. The remaining 91,418 warrants were redeemed and the holders of those warrants were paid the sum of $0.01 per warrant. Upon the completion of the redemption on January 8, 2010, AutoChina had 15,076,410 ordinary shares issued and outstanding.

NOTE 17 – ACQUISITION OF AUTOCHINA GROUP INC.

On April 9, 2009, pursuant to the terms of the Share Exchange Agreement entered between the Company and the Sellers, the Company acquired all of the outstanding securities of ACG, resulting in AutoChina becoming a wholly-owned subsidiary of the Company.

Pursuant to the Share Exchange Agreement, at the closing of the Business Combination, the Company issued 8,606,250 ordinary shares in the Company in upfront consideration, of which 10% was held back and placed in escrow. The release of 50% of the holdback consideration is conditioned on the combined company exceeding $22.5 million EBITDA and 30% EBITDA Growth (each as defined in the Share Exchange Agreement) for the 2009 fiscal year, and the remaining 50% of the holdback consideration will be released on the later of 20 days following delivery of the 2009 audited financial statements for the combined company and one year from the date of the closing of the transactions contemplated in the Share Exchange Agreement, in each case less any damages claimed pursuant to the indemnification provisions of the Share Exchange Agreement at the time of such release. In addition, pursuant to an earn-out provision in the Share Exchange Agreement, the Company agreed to issue to AutoChina’s prior shareholder between 5% and 20% of the number of ordinary shares of the Company outstanding as of December 31 of fiscal year immediately prior to such earn-out issuance for achieving a minimum EBITDA and certain Targeted EBITDA Growth (each as defined in the Share Exchange Agreement) in each of the next five years, through the year ended December 31, 2013.

As used in the Share Exchange Agreement, the terms EBITDA, EBITDA Growth and Targeted EBITDA Growth have the following meanings:

•
“EBITDA” means earnings before interest, taxes, depreciation, amortization and any adjustment for minority interests. on a consolidated basis calculated based on the audited financial statements in accordance with US GAAP for any twelve (12) month period ended December 31, but for the purposes of the Share Exchange Agreement excluding from any such calculation of EBITDA, any EBITDA (a) generated by the operations of any entities acquired by or merged with AutoChina following the closing or from one-time gains or one-time losses, including, but not limited to, one-time gains or losses from the divestiture of any assets or entities and (b) any impacts on such financial statements as a result of any change of US GAAP occurring after the date such final statements were prepared. For purposes of the Share Exchange Agreement, EBITDA for FY2009 shall exclude the losses of AutoChina in FY2009 incurred prior to the closing and shall be calculated on the assumption that the ACG companies became subsidiaries of AutoChina as of January 1, 2009.

•	“EBITDA Growth” means year-over-year EBITDA growth.

•	“Targeted EBITDA Growth” means EBITDA Growth of the percentages set forth in the schedule set forth below.

Earn-Out Consideration Percentage is equivalent to the percentage set forth below for each of the respective thresholds for each of the applicable fiscal years ended December 31. Notwithstanding the foregoing, such Earn-Out Consideration Percentage is only applicable in the event that AutoChina achieves EBITDA of at least the amount set forth in parenthesis immediately following each of the applicable fiscal years ended December 31 set forth below. For purposes of this schedule, “G” means Targeted EBITDA Growth.

Fiscal Year ending December 31	G> 30%	G> 40%	G> 50%	G> 60%	G> 70%	G> 80%	G> 90%

2009 ($22,500)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2010 ($29,250)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2011 ($38,030)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2012 ($49,440)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2013 ($64,270)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%

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

In connection with the acquisition, as of April 9, 2009, after the closing of the acquisition, AutoChina closed on its previously announced agreements to purchase 3,053,910 ordinary shares from fourteen shareholders for an aggregate of $24,218. The agreements provided that the shareholder would sell the applicable shares to AutoChina after the business combination was consummated, but that the shareholder would either vote to approve the Business Combination or grant AutoChina a proxy to vote to approve the business combination. Such shares were voted in favor of the acquisition and other related proposals either by the shareholders or by the officers of AutoChina through proxies provided in the applicable agreements. AutoChina entered into these agreements with certain of its stockholders in order to insure that the transaction was consummated. Such transactions were privately negotiated between AutoChina and the individual stockholder.

Also in connection with the acquisition, on April 7, 2009, AutoChina entered into certain Put and Call Agreements with four of its shareholders. Pursuant to such agreements, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders agreed to be obligated to sell (the “call option”) to AutoChina, an aggregate of 156,990 ordinary shares at an exercise price of $9.05 per ordinary share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. The put options were exercisable during the two week period commencing on October 9, 2009. The call options were exercisable until October 9, 2009, subject to certain limitations. In connection with these agreements, AutoChina entered into an Escrow Agreement, dated April 7, 2009, with the shareholders, Honest Best Int’l Ltd., the sole shareholder of ACG prior to the acquisition, and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent was to hold 7,745,625 ordinary shares of AutoChina issued to Honest Best Int’l Ltd. in connection with acquisition, together with $377 in cash provided by AutoChina, to secure payment of the exercise price by AutoChina.

On April 7, 2009, AutoChina entered into certain Put and Call Agreements with four of its shareholders. Pursuant to the agreements, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”) to AutoChina, an aggregate of 299,000 ordinary shares at an exercise price of $8.50 per share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. The put options were exercisable during the two week period commencing on October 9, 2009. The call options were exercisable until October 9, 2009, subject to certain limitations.

On April 8, 2009, AutoChina entered into a Put and Call Agreement with two of its shareholders. Simultaneously with the execution of the agreement, the shareholders purchased an aggregate of 548,800 ordinary shares of AutoChina at a purchase price of $7.865 per ordinary share. Pursuant to the agreement, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”), an aggregate of 548,800 ordinary shares at an exercise price of $8.40 per share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. AutoChina also paid the shareholders an aggregate of $58 in connection with the agreement. The put options were exercisable during the two week period commencing on October 9, 2009. The call options were exercisable until October 9, 2009, subject to certain limitations. In connection with the agreements, AutoChina entered into an Escrow Agreement, dated April 8, 2009 with the shareholders, ACG and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent will hold $4,610 in cash provided by AutoChina to secure payment of the exercise price by AutoChina.

A summary of the Put and Call Agreements is presented below.

Commitment Description	Per Share Amount	Number of Shares	Total Commitment	Funded Commitment	Unfunded Commitment

Fully funded commitment	$8.40	548,800	$4,610	$4,610	$—
Unfunded commitment	$8.50	299,000	2,541	—	2,541
Partially funded commitment	$9.05	156,990	1,421	377	1,044
Total commitment		1,004,790	8,572	$4,987	$3,585
Less market value of shares on commitment dates (April 7-8, 2009)	$7.87		7,908
Accretion to be recorded over the life of the commitment as a charge to operations			$664

As of April 9, 2009, exclusive of the aforementioned Put and Call Agreements, the Company had agreed to purchase 3,053,910 ordinary shares of the Company, after the closing of the transaction with ACG, for an aggregate of $24,218, which agreements were completed after the closing of the Business Combination. Such shares were voted in favor of the Business Combination.

Accordingly, as a result of these transactions, the holders of less than 40% of the ordinary shares issued in the Company’s initial public offering elected to convert such shares into a pro rata portion of the trust account. Pursuant to redemption rights granted to stockholders who owned ordinary shares issued in the Company’s initial public offering, 1,040,934 shares were redeemed. The Company utilized funds totaling $8,182 held in the trust account established in connection with its initial public offering to consummate the redemptions.

In conjunction with the Business Combination, during April 2009, pursuant to the terms of the Company’s initial public offering, certain founding shareholders of the Company delivered an aggregate of 263,436 shares to the Company for cancellation. No consideration was paid for such cancellation.

From March 16, 2009 through April 6, 2009, AutoChina purchased 1,522,892 warrants for the purchase of ordinary shares of the Company for an aggregate cash consideration of $578. An additional 40,000 warrants were purchased on April 13, 2009 for $29.

On April 22, 2009, the Company announced that the Company’s Board of Directors had authorized a warrant repurchase program. Pursuant to the authorization of the Board of Directors, the Company may repurchase any number of ordinary share purchase warrants (the exercise price of which is $5.00 per ordinary share) on the open market or in negotiated transactions at a price per warrant of no more than $1.00 per warrant. The timing and the amount of any repurchases will be determined by the Company’s management based on its evaluation of market conditions and other factors. Under the repurchase program, there is no time limit for the warrant repurchases, nor is there a minimum number of warrants that the Company intends to repurchase. The repurchase program may be suspended or discontinued at any time without prior notice. From April 22, 2009 through December 31, 2009, the Company had repurchased a total of 870,000 warrants for an aggregate cash consideration of $420.

On March 10, 2009, Smart Success Investment Limited (“Smart Success”), a company affiliated with the Company’s Chairman and CEO, Mr. Yong Hui Li, made a short-term advance of $600 to the Company to fund the open-market purchases of the Company’s outstanding warrants.  The Company repaid the $600 advance to Smart Success on August 25, 2009.

In conjunction with the Business Combination, the Company and ACG entered into agreements reflecting immediate or short-term cash commitments as summarized below, which were in excess of the amount in the Company’s trust account at December 31, 2008 ($40,855) and at the closing of the Business Combination. In order to ensure that the Business Combination was approved by the shareholders, the Company, ACG and their respective affiliates entered into various transactions to purchase or facilitate the purchase of ordinary shares of the Company from shareholders who had indicated their intention to vote against the Business Combination and seek redemption of their shares for cash, including price protective agreements with various investors in the form of puts and calls.

Purchase of shares	$24,218
Payment of deferred underwriting and advisory fees –
Cash	1,200
Short-term note payable	429
Short-term put and call agreements –
Fully funded	4,987
Partially funded	1,044
Unfunded	2,541
Redemption of shares	8,182
Repurchase of warrants	1,026
Legal fees and other	410
Total	$44,037

On August 17 and September 2, 2009, the Company entered into various agreements with certain holders of the Put and Call Agreements and third party transferees (the “Transferees”), pursuant to which the Company agreed to assign and transfer the call options to sell 705,790 ordinary shares to the Transferees.  Subsequently, the Company released part of the commitment on the call option under the Put and Call Agreements.  As a result, during August and September of 2009, a total of $4,987 of restricted cash held in escrow was released to the Company. The remainder of the put and call options expired without being exercised in October 2009.

NOTE 18 - STOCK-BASED COMPENSATION

On September 3, 2009 and December 3, 2009, the Company granted 681,840 and 520,944 stock options, respectively, under the terms of the AutoChina International Limited 2009 Equity Incentive Plan. The exercise price of each option is $9.50 and $25.65, respectively, which represents the closing price of the Company’s ordinary shares on the date of grant. The total vesting period for the options is four years, with 25% of the options vesting one year after the date of grant and the remaining 75% vesting ratably each month for three years thereafter. The options have a total term of 10 years.

As of December 31, 2009, none of these options had been exercised. The Company recorded compensation expense of $517 based on the estimated fair value of the options on the date of grant. The per share fair value of the stock options granted has been estimated using the Black-Scholes option-pricing model with the following assumptions:

Date of Grant	September 3, 2009	December 3, 2009
Life (years)	6.08	6.08
Dividend yield	None	None
Risk - free interest rate	2.95%	2.87%
Volatility	74%	57%

The following table summarizes outstanding options as at December 31, 2009, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at December 31, 2009	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at December 31, 2009	Weighted Average Exercise Price
$9.50	681,840	$6.37	9.67	Nil	$9.50
25.65	520,944	14.23	9.92	Nil	25.65
	1,202,784	$9.77	9.78	Nil	$16.49

As of December 31, 2009, a total of $11,242 of unrecognized compensation expense pertaining to these options remains. This amount will be recognized as compensation expense ratably over the remaining vesting periods.

NOTE 19 - DIVIDEND PAYMENT RESTRICTIONS

Substantially all of the Company’s retained earnings as well as net assets are attributable to its VIEs. Pursuant to the relevant accounting principles and financial regulations applicable to companies established in the PRC, a certain percentage of the after-tax net income is restricted and required to be allocated to a general statutory reserve until the balance of the fund has reached 50% of the Company’s registered capital. The statutory reserve fund can be used to increase the registered capital and eliminate future losses of companies, but it cannot be distributed to shareholders except in the event of a solvent liquidation of the companies.

NOTE 20 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and month-to- month leases. These leases are accounted for as operating leases. Rent expense for continuing operations amounted to $611, $279 and nil for the years ended December 31, 2009, 2008 and 2007, respectively.

Future minimum payments for continuing operations under long-term, non-cancelable leases as of December 31, 2009, are as follows:

Year Ending December 31,	Future Minimum Payments
2010	$638
2011	313
2012	76
2013	6
2014	4
Total	$1,037

Share Earn-Out Agreement

Pursuant to an earn-out provision of the share exchange agreement entered into in connection with the business combination between AutoChina Group Inc. and AutoChina International Limited (formerly Spring Creek Acquisition Corp.), the Company may be required annually to issue to the former shareholder of ACG up to 20% of the number of ordinary shares outstanding as of December 31, through December 31, 2013. The percentage of shares to be issued shall be determined based upon the Company’s financial results each year, measured in accordance with an established formula. The Company expects to issue in 2010 approximately 2.6 million shares based upon the 2009 financial results, in accordance the provisions of this agreement.

NOTE 21 - SEGMENT REPORTING

The Company measures segment income (loss) as income (loss) from continuing operations less depreciation and amortization.  The reportable segments are components of the Company which offer different products or services and are separately managed, with separate financial information available that is separately evaluated regularly by the Company’s chief financial officer in determining the performance of the business.  Prior to January 1, 2008, the Company had operated in a single operating and reporting segment of the consumer automotive dealership business. This business segment was sold in December 2009, as a result of which it has been classified as a discontinued operation for all periods presented.  During 2008, the Company developed another business segment—commercial vehicles sales/leasing.  As of December 31, 2009, this is the Company’s only operating segment.

NOTE 22 - RELATED PARTY BALANCES AND TRANSACTIONS

Due to affiliates:

During the periods presented, the Company has borrowed from various companies affiliated with the Company’s Chairman and CEO, Mr. Yong Hui Li (“Mr. Li”), and companies which are formerly controlled by ACG’s ultimate shareholder prior to the Company’s acquisition of ACG, Ms. Yan Wang (Mr. Yong Hui Li’s wife). Each of these loans was entered into to satisfy the Company’s short-term capital needs and is non-interest bearing. In addition, the payable balances of each loan are unsecured and due on demand by the lender. The outstanding amounts due to related parties as of December 31, 2009 and 2008 were as follows:

		December 31,
	Notes	2009	2008

Hebei Kaiyuan	(2)	$37,737	$769
Mr. Li	(3)	509	5,125
Total		$38,246	$5,894

Notes:

(2)	Entity controlled by ACG’s ultimate shareholder prior to the Business Combination of ACG, Ms. Yan Wang, Mr. Li’s wife.

(3)	The Company’s Chairman and CEO, and the husband of the ultimate shareholder of Hebei Kaiyuan.

During the periods presented, the Company has obtained a short-term trade financing for the continuing operations to purchase commercial vehicles from Beiguo Commercial Building Limited (“Beiguo”) and Shijiazhuang Beiguo Renbai Group Limited (“Renbai”), companies affiliated with Mr. Li. and Mr. Thomas Luen-Hung Lau (“Mr. Lau”), a director of AutoChina, who is the indirect beneficial owner of Beiguo and Renbai. The Company pays a financing charge of approximately 4% per annum in excess of the cost to Beiguo and Renbai for the funds obtained due to this financing arrangement, in part, because the financing arrangement is guaranteed by Mr. Li, who has a long term business relationship with Beiguo and Renbai, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days. The outstanding amounts due to related parties as of December 31, 2009 and 2008 were as follows:

		December 31,
	Note	2009	2008

Accounts payable, related party:

Beiguo	(4)	66,311	2,272
Renbai	(5)	51,414	—
Total		$117,725	$2,272

Note:

(4)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(5)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 19.60% and 20.33%, respectively.

During the periods presented, the Company has obtained the customer deposits for sales of commercial vehicles from a company affiliated with Mr. Li, and is non-interest bearing. In addition, the payable balances of each loan are unsecured and due on demand by the lender. The outstanding amounts due to related parties as of December 31, 2009 and 2008 were as follows:

		December 31,
	Note	2009	2008

Customer deposit, related party:

Beiguo	(4)	$—	$16,095

Note:

(4)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

During the periods presented, the Company sold and purchased automobiles and spare parts to and from affiliates. The details of the related party transactions were as follows:

	Notes		Years Ended December 31,
			2009	2008	2007
Related Parties Transactions

Hebei Kaiyuan	(1)	(a)	$36,877	$22,516	$—
Hebei Kaiyuan	(1)	(b)	8,788	—	—
Beiguo	(2)	(c)	178,146	7,598	—
Beiguo	(2)	(d)	133,763	—	—
Beiguo	(2)	(e)	167,894	16,095	—
Renbai	(3)	(c)	78,450	—	—
Renbai	(3)	(d)	57,163	—	—
Renbai	(3)	(e)	$33,667	$—	$—

Notes:

(1)	Entity controlled by the ACG’s ultimate shareholder (prior to the Company’s acquisition of ACG).

(2)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(3)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 19.60% and 20.33%, respectively.

Nature of transaction:

(a)	Loan to the Company during the period. The amounts were interest-free, unsecured and repayable on demand.

(b)	Bank loan guarantee provided to the Company by the affiliate.

(c)	Sale of automobiles to the Company during the year.

(d)	Purchase of automobiles from the Company during the year.

(e)	Customers deposits received by the Company from affiliates for the purchase of automobiles.

During the year ended December 31, 2009, the Company has purchased commercial vehicles from affiliates, Beiguo and Renbai, for the amount of $178,146 and $78,450, respectively. According to the financing arrangement with Beiguo and Renbai, the Company obtained  short-term unsecured loans up to 180 days and pays a financing charge of approximately 4% per annum in excess of the cost to Beiguo for the funds obtained due to this financing arrangement,

On the other hand, the Company assisted Beiguo and Renbai to source the commercial vehicles from third party vendors for the financing arrangement. During the year ended December 31, 2009, the Company sold the commercial vehicles amounted of $133,763 and $57,163 to Beiguo and Renbai, respectively, for their resale. The sales by the Company to Beiguo were charged at insignificant mark up to cover the operating costs. Under EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”, the sales transaction by the Company to Beiguo is considered as agency sales and the revenue generated on such transactions are recorded at net basis.

The Company occupied office space in Beijing, China provided by an affiliate of the Company’s director prior to the reverse merger in April 2009. The affiliate had agreed that, until the Company consummated a business combination, it would make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company agreed to pay the affiliate $7 per month for such services commencing February 27, 2008, the effective date of the Offerings, and the agreement was terminated 18 months after the Offerings on August 26, 2009. During the year ended December 31, 2009, the Company incurred $60 of costs under this agreement. The costs incurred prior to the Business Combination are not accounted for as the Company’s costs.

The Company occupied office space in Shijiazhuang, China provided by Hebei Kaiyuan, an affiliate with Mr. Li. Hebei Kaiyuan agreed to provide the office space at free of charge and no rental costs were incurred by the Company during the years ended December 31, 2009, 2008 and 2007.