Form 20-F
period 2010-12-31
AutoChina International Ltd
filed 2011-11-30
CIK 1417370

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report______________

For the transition period from __________ to ___________

Commission file number 001-34477

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 19,615,766 ordinary shares, par value $0.001 per share, as of December 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐  Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☐  Yes  ☒  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐  Yes  ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

☐ Large Accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐ International Financial	☐ Other
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

☐  Yes      ☒ No

i

CERTAIN INFORMATION

Unless otherwise indicated and except where the context otherwise requires, in this Annual Report on Form 20-F references to:

•	“AutoChina”, “we,” “us”, “our” or “company” refer to AutoChina International Limited (together with its subsidiaries and affiliated entities);

•	“ACG” refers to AutoChina Group Inc. (together with its subsidiaries and affiliated entities);

•	“PRC” or “China” refer to the People’s Republic of China;

•	“dollars” or “$” refer to the legal currency of the United States; and

•	“Renminbi” or “RMB” refer to the legal currency of China.

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

We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language included in this Annual Report on Form 20-F provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•	changing principles of generally accepted accounting principles;

•	outcomes of government reviews, inquiries, investigations and related litigation;

•	continued compliance with government regulations;

•	legislation or regulatory environments, requirements or changes adversely affecting the automobile business in China;

•	fluctuations in customer demand;

•	management of rapid growth;

•	general economic conditions;

•	changes in government policy;

•	the fluctuations in sales of commercial vehicles in China;

•	China’s overall economic conditions and local market economic conditions;

•	our ability to expand through strategic acquisitions and establishment of new locations;

•	our business strategy and plans;

•	the results of future financing efforts; and

•	and geopolitical events.

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

The following selected consolidated financial data as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 have been derived from the audited consolidated financial statements of AutoChina included in this Annual Report beginning on page F-1.  The following summary consolidated financial data as of December 31, 2008, 2007 and 2006 and for the years ended December 31, 2007 and 2006 have been derived from the audited consolidated financial statements of ACG not included in this Annual Report.  The below selected financial data does not include information relating to certain discontinued operations. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AutoChina” and other financial information included in this Annual Report.

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

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
Selected Consolidated Financial Data
(In thousands of U.S. Dollars, except per share amounts)

	As of December 31,
	2010	2009	2008	2007	2006
		As Restated
Balance Sheet Data –
Cash and cash equivalents	$30,931	$36,768	$3,869	$—	$—
Restricted cash	$—	$12,450	$—	$—	$—
Total current assets	$355,273	$200,877	$170,096	$128,883	$103,713
Total assets	$500,206	$296,144	$180,387	$128,883	$103,713
Total current liabilities	$227,855	$187,146	$119,275	$91,078	$81,178
Total liabilities	$343,440	$246,169	$119,749	$91,078	$81,178
Total equity	$156,766	$49,975	$60,638	$37,805	$22,535

	For the Years Ended December 31,
	2010	2009	2008	2007	2006
		As Restated
Statement of Operations Data –

Revenues	$618,073	$325,454	$36,298	$—	$—

Income from operations	47,444	19,829	1,343	—	—

Other income (expense)	(99,967)	(90,281)	14	—	—

(Loss) income from continuing operations	(62,892)	(74,280)	1,172	—	—

Income from discontinued operations	—	21,087	6,871	4,775	2,742

Net (loss) income attributable to shareholders	$(62,892)	$(53,193)	$8,043	$4,775	$2,742

(Loss) earnings per share –

Basic
Continuing operations	$(3.42)	$(8.26)	$0.15	$—	$—
Discontinued operations	$—	$2.34	$0.89	$0.62	$0.36
	$(3.42)	$(5.92)	$1.04	$0.62	$0.36

Diluted
Continuing operations	$(3.42)	$(8.26)	$0.15	$—	$—
Discontinued operations	$—	$2.34	$0.89	$0.62	$0.36
	$(3.42)	$(5.92)	$1.04	$0.62	$0.36

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

Risks Relating to our Business

Our growth is dependent upon, among other factors, the availability of suitable sites, without which it may not be able to continue to increase revenues.

We lease a majority of the properties where our commercial vehicle financing and service centers are located. If and when we decide to open new commercial vehicle financing and service centers, the inability to acquire suitable real estate, either through lease or purchase, at favorable terms could limit the expansion of our commercial vehicle financing center base and could limit our expansion strategy.

Competition may adversely affect us.

We believe we are the market leader in an underserved market. New competition may reduce our growth prospects or level of profitability. Competitors may attempt to copy or replicate our business model. This could have an adverse effect on our business.

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

We had a material weakness in our internal control in financial reporting for the year ended December 31, 2010 due to the lack of requisite U.S. GAAP experience of our finance team, which could result in our financial statements not being prepared properly.

In our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010, we determined that we had a material weakness related to the lack of requisite U.S. GAAP experience of our finance team, including those primarily responsible for the preparation of our books and records and financial statements. A material weakness makes it a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. In addition, since our internal control over financial reporting was not effective, we could not consider our disclosure controls and procedures to be effective.

In the event that the material weakness described above led to our financial statements not being prepared properly (which we currently do not believe to be the case), we would be required to restate our financial statements, which could result in a decline in our stock price.

Our limited operating history makes evaluating our business and prospects difficult.

The limited operating history our commercial vehicle sales, servicing, leasing and support business makes evaluating our business and prospects difficult.

We commenced our commercial vehicle sales, servicing, leasing and support business in March 2008. We opened 103 and 54 commercial vehicle financing and service centers in 2008 and 2009, respectively, and 143 additional commercial vehicle financing and service centers in 2010 for a total of 300 centers at December 31, 2010.  As of September 30, 2011, AutoChina opened an additional 85 centers, for a total of 385 centers. Accordingly, we have a limited operating history, which may not provide a meaningful basis for evaluating our business, financial performance and prospects. We may not have sufficient experience to address the risks frequently encountered by early stage companies, including our potential inability to:

•	achieve and maintain our profitability and margins;

•	acquire and retain customers;

•	attract, train and retain qualified personnel;

•	maintain adequate control over our costs and expenses;

•	keep up with evolving industry standards and market developments; or

•	respond to competitive and changing market conditions.

If we are unsuccessful in addressing any of the above risks, our business may be materially and adversely affected.

Also, we recently restated our financial statements as of and for the year ended December 31, 2009. The restatement is described in detail in Note 2, “Restatement of Previously Issued Consolidated Financial Statements,” to our consolidated financial statements included in this annual report on Form 20-F and Item 5.A. “Operating and Financial Review and Prospects — Restatement of Consolidated Financial Statements.” Despite our best efforts to carefully consider and analyze accounting implications of non-routine events, we cannot be sure that there will not be any restatement of our financial statements in the future, which may further complicate attempts to evaluate our business and prospects.

Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential information, whether by us or by third-party service providers, could damage our reputation, expose us to the risks of litigation and liability, disrupt our business or otherwise harm our results of operations.

In the normal course of business, we collect, process and retain sensitive and confidential customer information. Despite the security measures we have in place, our facilities and systems, and those of third-party service providers, could be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential information, whether by us or by third-party service providers, could damage our reputation, expose us to the risks of litigation and liability, disrupt our business or otherwise harm our results of operations.

Store closings result in unexpected costs that could result in write downs and expenses relating to the closings.

From time to time, in the ordinary course of our business, we may close certain underperforming stores, generally based on considerations of store profitability, competition, strategic factors and other considerations. Closing a store could subject us to costs including the write-down of leasehold improvements, equipment, furniture and fixtures. In addition, we could remain liable for future lease obligations.

The loss of any key members of the management team may impair our ability to identify and secure new contracts with customers or otherwise manage our business effectively.

Our success depends, in part, on the continued contributions of our senior management. In particular, Mr. Yong Hui Li, our Chief Executive Officer, has been appointed by the Board of Directors to oversee and supervise the strategic direction and overall performance of AutoChina.

AutoChina relies on its senior management to manage its business successfully. In addition, the relationships and reputation that members of our management team have established and maintained with our customers contribute to our ability to maintain good customer relations, which is important to the direct selling strategy that we adopt. Employment contracts entered into between us and our senior management cannot prevent our senior management from terminating their employment, and the death, disability or resignation of Mr. Yong Hui Li or any other member of our senior management team may impair our ability to maintain business growth and identify and develop new business opportunities or otherwise to manage our business effectively.

We rely on our information technology, billing and credit control systems, and any problems with these systems could interrupt our operations, resulting in reduced cash flow.

AutoChina’s business cannot be managed effectively without its integrated information technology system. Accordingly, we run various “real time” integrated information technology management systems for our financing business.

In addition, sophisticated billing and credit control systems are critical to our ability to increase revenue streams, avoid revenue loss and potential credit problems, and bill customers in a proper and timely manner. If adequate billing and credit control systems and programs are unavailable, or if upgrades are delayed or not introduced in a timely manner, or if we are unable to integrate such systems and software programs into our billing and credit systems, we may experience delayed billing which may negatively affect our cash flow and the results of operations.

In case of a failure of our data storage system, we may lose critical operational or billing data or important email correspondence with our customers and suppliers. Any such data stored in the core data center may be lost if there is a lapse or failure of the disaster recovery system in backing up these data, or if the periodic offline backup is insufficient in frequency or scope, which may result in reduced cash flow and reduce revenues.

Natural disasters and adverse weather events can disrupt our business, which may result in reduced cash flow and reduce revenues.

AutoChina’s stores are located across a diverse geographic area of China, including the Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan and Zhejiang areas, in which actual or threatened natural disasters and severe weather events (such as severe snowstorms, earthquakes, fires and landslides) may disrupt store operations, which may adversely impact our business, results of operations, financial condition, and cash flows. Although we have, subject to certain deductibles, limitations, and exclusions, substantial insurance, we cannot assure you that we will not be exposed to uninsured or underinsured losses that could have a material adverse effect on our business, financial condition, results of operations, or cash flows. Additionally, we generally rely on third-party transportation operators and distributors for the delivery of vehicles from the manufacturer to our stores. Delivery may be disrupted for various reasons, many of which are beyond our control, including natural disasters, weather conditions or social unrest and strikes, which could lead to delayed or lost deliveries. For example, recently the southern regions of China experienced the most severe winter weather in nearly 50 years, causing, among other things, severe disruptions to all forms of transportation for several weeks in late January and early February 2008. This natural disaster also impacted the delivery of vehicles to stores. In addition, transportation conditions are often generally difficult in some of the regions where we sell automobiles and commercial vehicles. We currently do not have business interruption insurance to offset these potential losses, delays and risks, so a material interruption of our business operations could severely damage our business.

Our facilities and operations are subject to extensive governmental laws and regulations that require various approvals, licenses, authorizations, certificates, filings and permits to operate our business, and the violation or the loss of or failure to obtain or renew any or all of these approvals, licenses, authorizations, certificates, filings and permits could limit our ability to conduct our business or lead to sanctions including termination of operations.

The automotive industry, including our facilities and operations, is subject to a wide range of central and local laws and regulations, such as those relating to retail installment sales, leasing, sales of financing and insurance, licensing, consumer protection, consumer privacy, escheatment, health and safety, wage-hour and other employment practices. Specifically with respect to the sale of financing at its stores, AutoChina is subject to various laws and regulations, the violation of which could subject it to lawsuits or governmental investigations and adverse publicity, in addition to administrative, civil, or criminal sanctions. The violation of other laws and regulations to which we are subject also can result in administrative, civil, or criminal sanctions against us, which may include a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business, as well as significant fines and penalties.

Our business could be affected by the promulgation of new laws and regulations introducing new requirements (such as new approvals, licenses, authorizations, certificates filings and/or permits). In accordance with the laws and regulations of the PRC, companies incorporated in the PRC will be required to pass an annual inspection conducted by the respective Administration of Industry and Commerce, or AIC, or an annual inspection jointly conducted by the respective AIC and other government authorities in order to retain valid approvals, license, authorizations, certificates, filings and permits for their operations. As the PRC’s legislative system evolves, it is also not uncommon for new laws and regulations to be promulgated and put into effect on short notice. Failure to comply with these laws and regulations, pass these inspections, or the loss of or failure to renew our licenses, permits and certificates or any change in the government policies, could lead to temporary or permanent suspension of some of our business operations or the imposition of penalties on us, which could limit our ability to conduct our business.

AutoChina’s ability to pay dividends and utilize cash resources of its subsidiaries is dependent upon the earnings of, and distributions by, AutoChina’s subsidiaries and jointly-controlled enterprises, which could result in AutoChina having little if any cash available for dividends.

AutoChina is a holding company with substantially all of its business operations conducted through its subsidiaries and jointly-controlled enterprises. AutoChina has not paid any dividends on its ordinary shares to date and does not anticipate paying any in the foreseeable future. However, AutoChina’s ability to make dividend payments depends upon the receipt of dividends, distributions or advances from its subsidiaries and jointly-controlled enterprises. The ability of its subsidiaries and jointly-controlled enterprises to pay dividends or other distributions may be subject to their earnings, financial position, cash requirements and availability, applicable laws and regulations and to restrictions on making payments to AutoChina contained in financing or other agreements. These restrictions could reduce the amount of dividends or other distributions that AutoChina receives from its subsidiaries and jointly-controlled enterprises, which could restrict its ability to fund its business operations and to pay dividends to its shareholders. AutoChina’s future declaration of dividends may or may not reflect its historical declarations of dividends and will be at the absolute discretion of the Board of Directors.

Yong Hui Li, the Chairman and Chief Executive Officer of AutoChina, is the beneficial owner of a substantial amount of AutoChina’s ordinary shares and Mr. Li may take actions with respect to such shares which are not consistent with the interests of the other shareholders.

Yong Hui Li, the Chairman and Chief Executive Officer of AutoChina, beneficially owns approximately 57.1% of the outstanding ordinary shares of AutoChina as of the date of this Annual Report on Form 20-F, assuming that there are no other changes to the number of ordinary shares outstanding. Mr. Li may take actions with respect to such shares without the approval of other shareholders and which are not consistent with the interests of the other shareholders, including the election of the directors and other corporate actions of AutoChina such as:

•	its merger with or into another company;

•	a sale of substantially all of its assets; and

•	amendments to its memorandum and articles of incorporation.

The decisions of Mr. Li may conflict with AutoChina’s interests or the interests of AutoChina’s other shareholders.

Pursuant to the amended earn-out provisions of the share exchange agreement entered into in connection with our acquisition of ACG, we may have to issue to Honest Best Int’l Ltd. (“Honest Best”,) between 15% and 20% of the number of ordinary shares outstanding as of December 31, 2010 for achieving certain earnings thresholds for the year ending December 31, 2010, which may cause dilution and have an adverse effect on the market price of our ordinary shares.

Pursuant to the amended earn-out provisions of the share exchange agreement entered into in connection with our acquisition of ACG, we may have to issue to Honest Best between 15% and 20% of the number of ordinary shares outstanding as of December 31, 2010 for achieving certain earnings thresholds during the fiscal year ended December 31, 2010.  Shortly following the filing of this Annual Report on Form 20-F for the fiscal year ended December 31, 2010, we expect to issue 3,923,153 ordinary shares to Honest Best pursuant to the amended earn-out provisions of the share exchange agreement, which represents 20% of the issued and outstanding ordinary shares of AutoChina as of December 31, 2010 because the Company's EBITDA growth in fiscal 2010 exceeded the 90% threshold as set forth in the amended earn-out provisions of the share exchange agreement. Such shares when issued will increase the number of issued and outstanding ordinary shares and reduce the value of the shares issued prior to such issuance. Accordingly, the issuance, or even the possibility of issuance, of the shares underlying the earn out could have an adverse effect on the market price for our securities or on our ability to obtain future financing. You will experience dilution to your holdings to the extent these shares are issued.

We may be subject to broad liabilities arising from environmental protection laws, which could result in significant expenses for us.

We may be subject to broad liabilities arising out of contamination at our currently and formerly owned or operated facilities, at locations to which hazardous substances were transported from such facilities, and at such locations related to entities formerly affiliated with us. Although for some such liabilities we believe we are entitled to indemnification from other entities, we cannot assure you that such entities will view their obligations as we do, or will be able to satisfy them.  If we are liable for environmental claims, we could be required to pay significant penalties.

AutoChina’s business is capital intensive and our growth strategy may require additional capital that may not be available on favorable terms or at all, which could limit our ability to continue our operations.

We have, in the past, entered into loan agreements in order to raise additional capital. Our business requires significant capital and although we believe that our current cash, other loan facilities and financing arrangement with affiliates will be sufficient to meet our present and reasonably anticipated cash needs, it may, in the future, require additional cash resources due to changed business conditions, implementation of our strategy to expand our store network or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. Our existing debt service obligations do not have any operating and financial covenants that would restrict our operations, however, the incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by AutoChina to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

A significant portion of our working capital is funded through loans from affiliates of our Chairman and CEO, Mr. Yong Hui Li, that may be called by the lenders at any time, which could materially and adversely affect AutoChina’s liquidity and AutoChina’s ability to fund and expand its business.

As of September 30, 2011, we had outstanding borrowings from affiliates of our Chairman and Chief Executive officer, Mr. Yong Hui Li, of approximately $72 million. We intend to repay these borrowings in fiscal 2012 through issuance of additional equity securities. These borrowings are interest free and for a perpetual term, but are callable at any time by the lenders. The lenders have not indicated to us if there is a maximum amount they are willing to lend to us, and there can be no assurance that they will lend us any more funds or that they will not call the loans for repayment. In the event such lenders determine to call these loans we will have to repay the loans from our cash reserves or financing provided by third-party financial institutions. There can be no assurance that we will have sufficient cash reserves or that we could secure additional financing from third parties on favorable terms or at all. If cash reserves or suitable financing were not available, we would have to divert working capital from growing our commercial leasing business, and we would not be able to expand our commercial leasing business as quickly as expected.

Current economic conditions may result in reduced revenues for AutoChina.

AutoChina believes that many factors affect sales of new commercial vehicles and automotive retailers’ gross profit margins in China and in our particular geographic markets, including the economy, inflation, recession or economic slowdown, consumer confidence, housing markets, fuel prices, credit availability, the level of manufacturers’ production capacity, interest rates, product quality, affordability and innovation, employment/unemployment rates, the number of consumers whose vehicle leases are expiring, and the length of consumer loans on existing vehicles. Changes in interest rates could significantly impact industry new vehicle sales and vehicle affordability, due to the direct relationship between interest rates and monthly loan payments, a critical factor for many vehicle buyers, and the impact interest rates can have on customers’ borrowing capacity and disposable income.  The financial crisis that began in late 2008 also significantly impacted commercial vehicle sales. If such a crisis occurred again, it is likely that commercial vehicle sales would be depressed again.

The overall demand for vehicles increased significantly in China from 2001 to 2010. However, recently, certain adverse financial developments have impacted the financial markets. These developments include a general slowing of economic growth both in China and globally, volatility in equity securities markets, and volatility and tightening of liquidity in credit markets in China.

If this economic downturn continues, our business, financial condition and results of operations would likely be adversely affected, our cash position may further erode and we may be required to seek new financing, which may not be obtainable on acceptable terms or at all. We may also be required to reduce our capital expenditures, which in turn could hinder our ability to implement our business plan and to improve our productivity.

We could incur unexpected expenses or liability if our vehicles are involved in major accidents.

In situations where our trucks are involved in major accidents where the loss of property or life is unusually high, we may face liability if the insurance coverage is not sufficient to cover the losses. Since all the commercial vehicles we lease are insured when the lease is entered into, we are usually able to recover the remaining value of the lease from our insurance policy. However, there have been limited situations when lessees are involved in major accidents and third parties had liability claims that insurance is not sufficient to cover in which case we may not recover the remaining value of the lease. In these situations AutoChina may also face liability depending on the outcome of litigation regarding the accident. The likelihood of these instances occurring is extremely difficult to predict or estimate. However, litigation and subsequent judgments against us from a major accident or accidents could adversely affect our profitability.

Significant defaults by financing customers could significantly reduce our revenues.

AutoChina’s commercial vehicle sales, servicing, leasing and support business generates income from financing customers. We are acting as a primary lender to our customers and assuming the credit risk associated with the potential loan defaults of these customers. Although we do extensive pre-sale credit research on our customers and have a security interest in our leased vehicles, if customers fail to make payments when due, we may not be able to fully recover the outstanding fee and it could significantly reduce our revenues. In addition, overall resale values for commercial vehicles could fall and inhibit or prevent us from recovering the residual value of our defaulted vehicles.

Our ongoing expansion of our commercial vehicle sales, servicing, leasing and support business may be costly, time-consuming and difficult. If we do not successfully expand our business, our results of operations and prospects would not be as positive as anticipated.

Our future success is dependent upon our ability to successfully expand our commercial vehicle sales, servicing, leasing and support business which we commenced in March 2008. We opened 103 and 54 commercial vehicle financing and service centers in 2008 and 2009, respectively, and 143 additional commercial vehicle financing and service centers in 2010 for a total of 300 centers at December 31, 2010.  As of September 30, 2011, AutoChina opened an additional 85 centers, for a total of 385 centers. We may not be able to expand our sales in our existing or new markets due to a variety of factors, including the risk that customers in some areas may be unfamiliar with our brand or the commercial vehicle sales, servicing, leasing and support business model. Furthermore, we may fail to anticipate and address competitive conditions in the commercial vehicle sales, servicing, leasing and support market. These competitive conditions may make it difficult or impossible for us to effectively expand this business. If our expansion efforts in existing and new markets are unsuccessful, our results of operations and prospects would be materially and adversely affected.

If required financing for our commercial leasing business is not available or not available on acceptable terms, the commercial leasing business might not be able to expand as quickly as expected, reducing our operating results.

Our ability to expand our commercial vehicle sales, servicing, leasing and support business is dependent on our ability to purchase commercial trucks for resale. Presently, such financing is arranged through financing arrangements with our affiliates, lease securitization and PRC commercial banks. The terms provided by our affiliates are on terms which are more favorable than we have historically been able to obtain from PRC commercial banks. However there can be no assurance that we can continue to receive such financing from our affiliates on such commercially favorable terms, or at all.

If financing from our affiliates were not available, we would fund our commercial vehicle purchases from our own cash reserves or financing provided by third-party financial institutions and lease securitization. There can be no assurance that we will have sufficient resources or be able to obtain adequate third party financing on as commercially favorable terms as that provided by our affiliates or at all. If suitable financing were not available, we would not be able to expand our commercial leasing business as quickly as expected.

Our commercial vehicle sales, servicing, leasing and support segment has only been operating since 2008, and after the sale of our automotive dealership business is the only business we operate.  We cannot provide you with any comfort that we will be successful in operating this business.

We put our commercial vehicle sales, servicing, leasing and support business in place in 2008.  Since, after the sale of our dealership business, we are solely reliant on our commercial vehicle sales, servicing, leasing and support business, if the market for the type of services we offer does not develop as we expect or if we are unable to successfully manage our growth and development, we may go out of business.

Fuel shortages and fluctuations in fuel prices may adversely affect the demand for commercial vehicles.

Fuel prices are inherently volatile and have experienced a significant fluctuation from 2001 to 2010. Any surge in fuel prices will have an adverse effect on world economies and, in particular, on the world’s automobile and trucking industries. For example, in 2007, rising global oil prices and rising demand for fuel have led to fuel shortages in China. This is due in part to increased automobile ownership as well as government controls over fuel prices.

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

We may have difficulty relating to the administration of the trust component of the commercial vehicle financing structure in which CITIC Trust acts as an intermediary resulting in additional costs and the loss of the benefit of the new structure.

As part of our commercial vehicle financing structure we have established the Trust Fund which requires a third party trustee.  We have, through Chuangjie Trading, our subsidiary, engaged CITIC Trust Co., Ltd. (“CITIC Trust”), a division of CITIC to act as trustee for this Trust Fund.  The agreements governing the Trust Fund place certain obligations on us and the trustee in connection with the new commercial vehicle financing structure, however we or the trustee may encounter difficulties in performing these obligations which could result in CITIC Trust being unable or unwilling to continue in its role as trustee.  We may not be able to find a replacement for CITIC Trust in a timely fashion, if at all.  As a result, we may experience additional costs and delays in finding a replacement trustee and may lose the benefit of the new commercial vehicle financing structure temporarily or permanently.

An inability to successfully operate our tire, diesel fuel and insurance product and service offerings (which we refer to as our value-added services) could adversely affect our operations and our profitability.

Under our tire, diesel fuel and insurance products and services, we are extending additional credit to our customers. If we are unable to operate this business successfully, we may lose money or incur unplanned credit losses. In addition, although we believe the costs of offering these new value-added services is low, the additional expenses, time, and labor required to offer these value-added services could adversely affect our operations. Furthermore, since the successful operation of these new value-added services relies on partnerships with retail tire, fuel and insurance vendors, if we are unable to secure enough relationships with vendors on favorable terms, it may adversely affect our ability to successfully offer tire, diesel and insurance products and services.

Excess supply in the PRC commercial vehicle market could reduce our profits and growth.

Heavy truck sales in the PRC have been growing rapidly in recent years, and this growth has encouraged foreign industry participants to enter the market in China through import or partnership with domestic firms. This may result in an excess supply of commercial vehicles in the market, particularly in light of the recent economic slowdown in China and around the world, which in turn could adversely affect margins on our commercial vehicle sales, servicing, leasing and support business.

AutoChina’s business is seasonal and an impairment of results of operations during certain portions of the year may have a disproportional effect on our results of operations for the year.

AutoChina generally experiences lower volumes of commercial vehicle sales, servicing, leasing and support in the first and third calendar quarters of each year as compared to the second and fourth quarters. This seasonality is generally attributable to decreased commercial vehicle activity during a portion of the first quarter due to the annual Chinese New Year holiday as well as historically weak commercial vehicle sales during the summer.

As a result, our revenues and operating income are typically lower in the first and third quarters and higher in the second and fourth quarters. Therefore, we generally realize a higher proportion of our revenue and operating profit during the second and fourth fiscal quarters. Other factors unrelated to seasonality, such as changes in economic condition, may exaggerate seasonality or cause counter-seasonal fluctuations in our revenues and operating income.  If conditions arise that impair vehicle sales during the second and fourth fiscal quarters, the adverse effect on our revenues and operating profit for the year could be disproportionately large.

Claims that the software products and information systems that we rely on are infringing on the intellectual property rights of others could increase our expenses or inhibit us from offering certain services.

A number of entities, including some of our competitors, have sought, or may in the future obtain, patents and other intellectual property rights that cover or affect software products and other components of information systems that we rely on to operate our business.

While we are not aware of any claims that the software products and information systems that it relies upon are infringing on the intellectual property rights of others, litigation may be necessary to determine the validity and scope of third-party rights or to defend against claims of infringement. If a court determines that one or more of the software products or other components of information systems we use infringe on intellectual property owned by others or we agree to settle such a dispute, we may be liable for money damages. In addition, we may be required to cease using those products and components unless we obtain licenses from the owners of the intellectual property, redesigns those products and components in such a way as to avoid infringement or cease altogether the use of those products and components. Each of these alternatives could increase our expenses materially or impact the marketability of our services. Any litigation, regardless of the outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on our business. In addition, a third-party intellectual property owner might not allow us to use our intellectual property at any price, or on terms acceptable to it, which could compromise our competitive position.

Risks to AutoChina’s Shareholders

Because AutoChina does not intend to pay regular dividends on its ordinary shares, shareholders will generally benefit from an investment in AutoChina’s ordinary shares only if the shares appreciate in value.

AutoChina has never declared or paid any cash dividends on its ordinary shares. AutoChina currently intends to retain future earnings, if any, for use in the operations and expansion of the business. As a result, AutoChina does not anticipate paying regular cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends, including a one-time special cash dividend, will be at the discretion of AutoChina’s Board of Directors and will depend on factors AutoChina’s Board of Directors deems relevant, including among others, AutoChina’s results of operations, financial condition and cash requirements, business prospects, and the terms of AutoChina’s credit facilities and other financing arrangements. If no dividends are paid, realization of a gain on a shareholders’ investments will depend on the appreciation of the price of AutoChina’s ordinary shares. There is no guarantee that AutoChina’s ordinary shares will appreciate in value.

Our securities have been suspended from trading due to our failure to comply with the NASDAQ Capital Market’s listing requirements, which could result in the delisting of our ordinary shares from the NASDAQ Capital Market and adversely affect the market for our ordinary shares.

On July 15, 2011, we received a written notification from the Nasdaq Stock Market stating that we are not in compliance with the filing requirements for continued listing under Nasdaq Marketplace Rule 5250(c)(1). The Nasdaq notification was issued due to our failing to file our Annual Report on Form 20-F for the year ended December 31, 2010 with the SEC within the required time period. Nasdaq provided us until August 15, 2011 to submit a plan to regain compliance, and we submitted our plan to regain compliance on August 14, 2011. On September 8, 2011, we received a letter from Nasdaq stating that based on the review of public documents and the plan to regain compliance provided by us, Nasdaq’s staff determined that providing us until December 31, 2011 to file its Annual Report on Form 20-F for the period ended December 31, 2010 was not warranted, and that our securities would be delisted from Nasdaq on September 19, 2011, unless we appealed the determination. We appealed the staff determination regarding the delisting of our securities, and on October 4, 2011 our securities were suspended from trading pending the final determination of the appeal. On November 2, 2011 we received a letter from Nasdaq stating that, in addition to the Company not being in compliance with Listing Rule 5250(c)(1), Nasdaq determined that certain trading activity in the Company’s ordinary shares raised public interest concerns pursuant to Nasdaq Listing Rule 5101. The oral appeal hearing is scheduled for December 1, 2011.

In order for the suspension of trading of our ordinary shares to be lifted and for our shares to continue to be listed on the NASDAQ Capital Market, we must comply with all of NASDAQ’s continued listing standards. In particular, we must file our audited financial statements with the SEC within the required time periods and address Nasdaq’s public interest concerns.

If we are unable to comply with these requirements, our ordinary shares may be delisted from the NASDAQ Capital Market and the liquidity and trading price of ordinary shares may be adversely affected.

Risks Related to AutoChina’s Corporate Structure and Restrictions on its Industry

Contractual arrangements in respect of certain companies in the PRC may be subject to challenge by the relevant governmental authorities and may affect our investment and control over these companies and their operations.

According to Foreign Investment Industries Guidance Catalogue, which was introduced in 1995 and was later amended in 1997, 2002, 2004 and 2007, our motor vehicle distribution business was classified as “restricted,” and foreign enterprises were not allowed to own controlling equity stakes in the motor vehicle distribution where the distributor has established more than 30 stores and sells products of various brands from different suppliers.  Because our wholly owned subsidiary ACG is a Cayman Islands company and it holds the equity interests of its PRC subsidiaries indirectly through Fancy Think Limited, a Hong Kong company, our PRC subsidiaries are treated as foreign invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into with the Auto Kaiyuan Companies and Hebei Kaiyuan Real Estate Development Co., Ltd., or the AKC Shareholder. Pursuant to the Enterprise Agreements, we, through our wholly owned subsidiary ACG, have exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholders, and has control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies are considered variable interest entities, and AutoChina is the primary beneficiary. ACG’s relationships with the Auto Kaiyuan Companies and the AKC Shareholder are governed by the Enterprise Agreements between Chuanglian, an indirect wholly owned subsidiary of ACG, and each of the Auto Kaiyuan Companies, which are the operating companies of ACG in the PRC. The Auto Kaiyuan Companies hold and their subsidiaries hold the relevant business licenses to carry out the business. Subject to the Real Rights Law of the PRC, the pledge of shares registered in the securities depository and clearing institution shall be established upon registration with the relevant securities depository and clearing institution and the pledge of other share rights shall be established upon registration with administrative department for industry and commerce. Therefore, an equity interest pledge, such as the ones granted pursuant to the Enterprise Agreements, without registration will be materially impaired. According to the Measure for Equity Pledge Registration with the Administrative Organs for Industry and Commerce, which took effect in 2008, the administration for industry and commerce has already begun accepting applications for pledge registrations. Failure to register the equity pledge may result in the pledge being unenforceable. The Company is in the process of registering the pledge of equity interest contemplated in the variable interest entity, or VIE documents. The Enterprise Agreements generally provide the following rights:

(i)           the right to enjoy the economic benefits of these companies, to exercise management control over the operations of these companies, and to prevent leakages of assets and values to the registered owners of these companies; and

(ii)          the right to acquire, if and when permitted by PRC law, the equity interests in these companies at no consideration or for a nominal price.

Pursuant to these Enterprise Agreements, We are able to consolidate the financial results of the Auto Kaiyuan Companies, which are accounted for as subsidiaries of us under the prevailing accounting principles. There can be no assurance that the relevant governmental authority will not challenge the validity of these contractual arrangements or that the governmental authorities in the PRC will not promulgate laws or regulations to invalidate such arrangements in the future.

If AutoChina’s ownership structure, contractual arrangements and businesses, or its PRC subsidiaries and Auto Kaiyuan Companies, are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of AutoChina’s PRC subsidiaries or Auto Kaiyuan Companies, which business and operating licenses are essential to the operation of AutoChina’s business;

•	levying fines;

•	confiscating AutoChina’s income or the income of its PRC subsidiaries or Auto Kaiyuan Companies;

•	shutting down our commercial vehicle sales, servicing, leasing and support business;

•	discontinuing or restricting our operations or the operations of AutoChina’s PRC subsidiaries or Auto Kaiyuan Companies;

•	imposing conditions or requirements with which AutoChina, ACG, AutoChina’s PRC subsidiaries or Auto Kaiyuan Companies may not be able to comply;

•	requiring AutoChina, AutoChina’s PRC subsidiaries or Auto Kaiyuan Companies to restructure their relevant ownership structure, operations or contractual arrangements;

•	restricting or prohibiting AutoChina’s use of the proceeds from AutoChina’s initial public offering to finance its business and operations in China; and

•	taking other regulatory or enforcement actions that could be harmful to the business of the Auto Kaiyuan Companies.

In March 2002, the State Development and Reform Commission and the Ministry of Commerce jointly promulgated a revised “Foreign Investment Industries Guidance Catalogue”, or the 2002 Catalogue, to replace the 1995 Catalogue. The 2002 Catalogue came into effect on April 1, 2002. In the 2002 Catalogue, general trading (excluding dealerships) and logistics businesses were added to the encouraged category. Enterprises falling under this category can be wholly owned by foreign enterprises. The 2002 Catalogue allows motor vehicle distribution businesses to be wholly owned by foreign enterprises by the end of 2007. In November 2004, a newly revised “Foreign Investment Industries Guidance Catalogue”, or the 2004 Catalogue, was promulgated to replace the 2002 Catalogue. The 2004 Catalogue came into effect on January 1, 2005 and did not amend the provisions in the 2002 Catalogue with respect to motor vehicle distribution. We intend to and are in the process of converting the existing contractual arrangements into direct equity interests owned by AutoChina.  The 2004 Catalogue was further amended in 2007 by the authority. The latest revision is a reflection of macroeconomic policy-orientation since China’s “Eleventh Five-Year Plan”, and the end of the WTO transition period, objectively requiring further opening-up.

Due to the various necessary submission and approval procedures, the conversion of these contractual arrangements to a direct ownership structure is still in process, and the above-mentioned conversion would not adversely affect the tax payments and other financial matters of AutoChina and its subsidiaries. If before the completion of such conversion, any of these contractual arrangements is challenged by the governmental authorities, or the contracts for such arrangements are breached by the counterparties and we are unable to obtain a judgment to our favor to enforce our contractual rights, or if there is any change of the PRC laws or regulations to explicitly prohibit such arrangements, we may lose control over, and revenues from, these companies, which will materially affect our financial condition and results of operations. Such conversion may include various approvals from governmental authorities and submissions of related documents (e.g. proper land use rights certificates and/or tenancy agreements for buildings), therefore there can be no assurance that such approval may be obtained in due course.

The shareholder of the Auto Kaiyuan Companies may have potential conflicts of interest with AutoChina, which may materially and adversely affect AutoChina’s business and financial condition.

We, through our wholly owned subsidiary ACG, have contractual arrangements with respect to operating the business with the Auto Kaiyuan Companies, and the shareholder of Auto Kaiyuan Companies is Kaiyuan Real Estate, a company registered in the PRC and wholly owned by our Chairman and CEO, Mr. Yong Hui Li. Although Auto Kaiyuan Companies and Kaiyuan Real Estate have given undertakings to act in the best interests of AutoChina, AutoChina cannot assure you that when conflicts arise, these individuals will act in AutoChina’s best interests or that conflicts will be resolved in AutoChina’s favor.

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

As part of our contractual arrangements with the Auto Kaiyuan Companies, the AKC Shareholder holds certain assets, such as the office premises of our headquarters, that are important to the operation of our business. If the Auto Kaiyuan Companies go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If the Auto Kaiyuan Companies undergo a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements that our wholly owned subsidiary ACG has entered into through its subsidiaries with the Auto Kaiyuan Companies may be subject to scrutiny by the PRC tax authorities and a finding that AutoChina, ACG or the Auto Kaiyuan Companies owe additional taxes could substantially reduce AutoChina’s consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. AutoChina could face adverse tax consequences if the PRC tax authorities determine that the contractual arrangements and transactions among its subsidiaries and the Auto Kaiyuan Companies do not represent an arm’s length price and adjust the income of AutoChina’s subsidiaries or that of the Auto Kaiyuan Companies in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the Auto Kaiyuan Companies, which could in turn increase its respective tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on AutoChina’s affiliated entity for underpayment of taxes. AutoChina’s consolidated net income may be materially and adversely affected if its affiliated entities’ tax liabilities increase or if it is found to be subject to late payment fees or other penalties.

General Risks Relating to Conducting Business in China

Adverse changes in political and economic policies of the PRC government could impede the overall economic growth of China, which could reduce the demand for automobiles and trucks and damage AutoChina’s business and prospects.

AutoChina conducts substantially all of its operations and generates all its sales in China. Accordingly, AutoChina’s business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

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

Unlike common law systems, the PRC legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. AutoChina’s PRC subsidiary, Chuanglian, is a wholly foreign-owned enterprise, and will be subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. AutoChina’s PRC affiliated entities, the Auto Kaiyuan Companies, will be subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. For example, AutoChina may have to resort to administrative and court proceedings to enforce the legal protection that AutoChina enjoys either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection AutoChina enjoys than under more developed legal systems. Such uncertainties, including the inability to enforce AutoChina’s contracts and intellectual property rights, could materially and adversely affect AutoChina’s business and operations. In addition, confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, AutoChina cannot predict the effect of future developments in the PRC legal system, particularly with respect to its commercial vehicle sales servicing, leasing and support business, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to AutoChina and other foreign investors, including you.

Fluctuations in exchange rates could result in foreign currency exchange losses.

Because substantially all of our revenues, expenditures and cash are denominated in Renminbi and we report our financial results in U.S. dollars, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from and the value of any U.S. dollar-denominated investments AutoChina makes in the future.

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

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

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

If Fancy Think Limited were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that Fancy Think Limited receives from Chuanglian (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, provided that Fancy Think Limited owns more than 25% of the registered capital of Chuanglian continuously within 12 months immediately prior to obtaining such dividend from Chuanglian, and the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the PRC-Hong Kong Tax Treaty, were otherwise applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem Fancy Think Limited to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if we or ACG were treated as a PRC “non-resident enterprise” under the EIT Law, and Fancy Think Limited were treated as a PRC “resident enterprise” under the EIT Law, then dividends that we or ACG receive from Fancy Think Limited (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders.

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

Moreover, the State Administration of Taxation, or SAT, released Circular Guoshuihan No. 698, or Circular 698, on December 15, 2009 that reinforces the taxation of non-listed equity transfers by non-resident enterprises through overseas holding vehicles. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a foreign (non-PRC resident) investor who indirectly holds shares or warrants in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers equity interests in a PRC resident enterprise by selling the shares or warrants of the offshore holding company, and the latter is located in a country or jurisdiction where the effective tax burden is less than 12.5% or where the offshore income of his, her, or its residents is not taxable, the foreign investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the transfer. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets. If the SAT’s challenge of a transfer is successful, it will deny the existence of the offshore holding company that is used for tax planning purposes. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a foreign investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such foreign investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such foreign investor’s investment in us).

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

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent AutoChina from making loans to our PRC subsidiaries and PRC affiliated entity or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

AutoChina is a Cayman Islands holding company conducting its operations in China through its PRC subsidiaries and its PRC affiliated entities, the Auto Kaiyuan Companies. Any loans AutoChina makes to the PRC subsidiaries cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable PRC law, the government authorities must approve a foreign-invested enterprise’s registered capital amount, which represents the total amount of capital contributions made by the shareholders that have registered with the registration authorities. In addition, the authorities must also approve the foreign-invested enterprise’s total investment, which represents the total statutory capitalization of the Company, equal to the Company’s registered capital plus the amount of loans it is permitted to borrow under the law. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC law. AutoChina might have to make capital contributions to the PRC subsidiaries to maintain the statutory minimum registered capital and total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if AutoChina makes loans to its PRC subsidiaries that do not exceed their current maximum amount of borrowings, AutoChina will have to register each loan with SAFE or its local counterpart for the issuance of a registration certificate of foreign debts. In practice, it could be time-consuming to complete such SAFE registration process.

Any loans AutoChina makes to a PRC affiliated entity, which is treated as a PRC domestic company rather than a foreign-invested enterprise under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, international commercial loans to PRC domestic companies are subject to various government approvals.

AutoChina cannot assure you that it will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by AutoChina to its PRC subsidiaries or PRC affiliated entities or with respect to future capital contributions by AutoChina to its PRC subsidiaries. If AutoChina fails to complete such registrations or obtain such approvals, AutoChina’s ability to capitalize or otherwise fund its PRC operations may be negatively affected, which could adversely and materially affect its liquidity and its ability to fund and expand its business.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively and the ability of our PRC subsidiaries to obtain financing.

Substantially all of our revenues and operating expenses are denominated in Renminbi. Restrictions on currency exchange imposed by the PRC government may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies. Under current PRC regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign exchange in their respective current account bank accounts, subject to a cap set by SAFE or its local counterpart, for use in payment of international current account transactions.

However, conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from the parent entity.

Any existing and future restrictions on currency exchange may affect the ability of our PRC subsidiaries or affiliated entities to obtain foreign currencies, limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies, or otherwise materially and adversely affect our business.

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

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report on Form 20-F captioned “Taxation—United States Federal Income Taxation—General”) of our ordinary shares or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition of the assets and income of us and our subsidiaries for our 2010 taxable year, we may be treated as a PFIC for our 2010 taxable year.  However, since we have not performed a definitive analysis with respect to our PFIC status for our 2010 taxable year, there can be no assurance with respect to our status as a PFIC for such taxable year. There also can be no assurance with respect to our PFIC status for any future taxable year. If we are treated as a PFIC for our 2010 or 2011 taxable year, we likely would be treated as a PFIC for our 2009 taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this Annual Report on Form 20-F captioned ‘‘Taxation—United States Federal Income Taxation—Tax Consequences to U.S. Holders—Passive Foreign Investment Company Rules.”

ITEM 4.	INFORMATION ON OUR COMPANY

A.	History and development of the Company

Overview

We believe we own and operate China’s largest commercial vehicle sales, servicing, leasing, and support network. Through our 385 store network, each of which is company-owned and operated, we offer a one-stop shopping experience for commercial vehicles and related services. We focus on sales-type leasing of commercial vehicles, providing after-sales support and road-side assistance through our growing store network, and providing our customers with value-added services for them to successfully operate their vehicles. We conduct our commercial vehicle sales, servicing, leasing, and support network business exclusively in China and except for certain administrative functions, we do not have any operation outside of China.

Our product and service offerings are specifically designed to allow our customers to conveniently and affordably own and operate for-profit commercial vehicles. We manage the licensing and permitting process for our customers and our sales-type leasing program allows our customers to pay for a vehicle using installment payments. During the term of the sales-type lease, we remove the administrative burden of ownership from the customer so that they can focus on operating their vehicle and generating income. We also offer our customers optional value-added services to simplify and enhance their ownership experience, such as providing financing for tire and diesel fuel purchases. We feel that our high degree of specialization, our customized product and service offering, our growing store network, and our high customer service standards are very attractive to our commercial vehicle customers in China.

We have been able to expand quickly and efficiently due to our business model that is designed to be highly scalable. Since March 2008, when we started our commercial vehicle sales, servicing, leasing and support business, through September 30, 2011, we have opened 385 store branches in 25 provinces or province-level regions, and leased 30,210 commercial vehicles. This is possible because we do not carry inventory (we do not purchase vehicles until our customers make their initial down payment), our stores require only a small amount of capital to open, and there is a high degree of standardization across our business.

Since all of our store branches are company-owned, we are able to maintain strict control over process and procedures. Each of our stores is identical in a number of aspects such as look and feel, staffing requirements, support infrastructure, business processes, product and service offerings, and pricing. We open our stores in close proximity to our target customers, which tends to be in rural areas where operating costs are relatively low compared to urban areas. We lease instead of own the real estate for our stores. We staff our stores with employees from the local area, which is advantageous because these employees can leverage their familiarity with the local customer base. We provide all of our new employees with training from both our corporate headquarters and from existing stores to facilitate continued standardization of our business practices.

Corporate Development and History

We were incorporated in the Cayman Islands on October 16, 2007 under the name “Spring Creek Acquisition Corp.” as a blank check company formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in China. Our only business operations are conducted through our wholly owned subsidiary, ACG. Prior to our acquisition of ACG, we had no operating business.

ACG, which was formerly known as “KYF Inc.”, was a holding company incorporated in July 2007 by Mr. Yong Hui Li. On the date of incorporation, 1,000 ordinary shares at $0.001 each were issued to Mr. Yong Hui Li. Mr. Yong Hui Li subsequently transferred all of the issued and outstanding shares to his affiliates. On the date immediately prior to our acquisition of ACG, the sole shareholder of ACG was Honest Best, a company which was at the time wholly owned by Ms. Yan Wang, Mr. Li’s wife.  Mr. Li is currently the sole owner of Honest Best.

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

In March 2008, ACG commenced its full-service commercial vehicle sales, servicing, leasing and support business pursuant to which it provides sales-type leasing services for customers to acquire commercial vehicles in China. On August 8, 2008, ACG changed its name from “KYF Inc.” to “AutoChina Group Inc.”

Initially, the Company’s commercial vehicle sales, servicing, leasing and support business was mainly operated by the Auto Kaiyuan Companies, which consisted primarily of three companies: Kaiyuan Logistics, Kaiyuan Auto Trade and Hebei Xuhua Trading. Each is a limited liability corporation established under the laws of the PRC.

On November 26, 2008, through ACG’s wholly owned subsidiary Fancy Think Limited, and in turn through Fancy Think Limited’s wholly owned subsidiary, Chuanglian, ACG executed a series of contractual arrangements, or the Enterprise Agreements, with the Auto Kaiyuan Companies and their shareholder, Hebei Kaiyuan Real Estate Development Co., Ltd., or the AKC Shareholder. Pursuant to the Enterprise Agreements, ACG has exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from the AKC Shareholder, and generally has control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies are considered variable interest entities, and ACG is the primary beneficiary of those entities. ACG’s relationships with the Auto Kaiyuan Companies and the AKC Shareholder are governed by the Enterprise Agreements between Chuanglian and each of the Auto Kaiyuan Companies, which are the operating companies of ACG in the PRC.  As a result, the Auto Kaiyuan Companies are consolidated as variable interest entities.

On April 9, 2009, we acquired all of the outstanding securities of ACG, an exempt company incorporated in the Cayman Islands, from Honest Best Int’l Ltd., resulting in ACG becoming our wholly owned subsidiary. Promptly after our acquisition of ACG, we changed our name to “AutoChina International Limited.”

On June 15, 2009, we agreed to sell our automotive dealership business for a purchase price of RMB470 million ($68.8 million on December 14, 2009). The sale of the automotive dealership business was consummated on December 14, 2009. Pursuant to the agreement for the disposal of our automotive dealership business, we acquired Hebei Xuhua Trading Co., Ltd. (“Hebei Xuhua Trading “) through contractual arrangements. Hebei Xuhua Trading held the cash consideration paid to AutoChina in connection with our sale of its automobile dealership business in December 2009. Since December 2010, Hebei Xuhua Trading commenced the trading of commercial vehicles by purchasing from outside suppliers for delivery to other group companies.

As a result of the sale of the automobile dealership business in December 2009, our business now consists solely of the commercial vehicle sales, servicing, leasing and support business.

Since September 2009, we implemented a structure in which CITIC Trust Co. Ltd., or CITIC Trust, a division of CITIC Group, or CITIC, acts as an intermediary for all of our leases. Our VIE, Hebei Chuangjie Trading Co., Ltd., or Chuangjie Trading, has engaged CITIC Trust to act as trustee for a trust fund, which we refer to as the Trust Fund, set up for the sole benefit of Chuangjie Trading. The Trustee is responsible for the management of the funds invested in the Trust Fund, and the Trust Fund will be used in purchasing commercial vehicles from Kaiyuan Auto Trade to be leased to our customers the lessors. The Trust Fund is funded by us and starting November 2010, we began securitizing a portion of our commercial vehicle leases through a partnership with CITIC Trust. See Item 4B and Item 5 for a more detailed description of this structure.

Prior to September 2009, the Auto Kaiyuan Companies held contractual rights of cash flows from the leases. Since the establishment of the Trust Fund, most new leases were initiated through the Trust Fund and thus Chuangjie Trading.

In September 2010, we established a new wholly foreign owned enterprise in China, Ganglian Finance Leasing Co., Ltd., or Ganglian Finance Leasing, which is in the business of leasing commercial vehicles. In December 2010, we increased the paid-in capital of Ganglian Finance Leasing through our VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing from a wholly foreign-owned enterprise to a Chinese-foreign joint venture. Thereafter, Ganglian Finance Leasing commenced leasing commercial vehicles. In December 2010, Hebei Chuanglian Trade Co., Ltd., or Chuanglian, changed its name to “Hebei Chuanglian Finance Leasing Co., Ltd.” and commenced leasing commercial vehicles.

In June 2011, our subsidiary, Fancy Think Limited, acquired the remaining equity interest of Ganglian Finance Leasing from our VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing back to a wholly foreign-owned enterprise. In June 2011, Kaiyuan Auto Trade transferred 100% of the equity interest of Chuangjie Trading, the beneficiary of the Trust Fund, to Ganglian Finance Leasing.

Ganglian Finance Leasing, Hebei Chuanglian Finance Leasing Co., Ltd. and Chuangjie Trading are now directly owned by AutoChina, and therefore not part of our VIE holding structure. We still operate a portion of our leasing business through the existing commercial vehicle financing structure where CITIC Trust acts as an intermediary.

The following chart illustrates our corporate structure as of September 30, 2011:

(1)	The public company.

(2)	Ganglian Finance Leasing was formed in September 2010 for the purpose of conducting our leasing business directly. It commenced the leasing business in the fourth quarter of 2010.

(3)	Hebei Xian Real Estate is the entity 100% indirectly controlled by Mr. Yong Hui Li, our Chairman and Chief Executive Officer.

(4)
Hebei Xuhua Trading is the entity AutoChina indirectly acquired control of through contractual arrangements that held the cash consideration paid to AutoChina in connection with its sale of its automobile dealership business in December 2009. Since December 2010, Hebei Xuhua Trading commenced the trading of commercial vehicles by purchasing from outside suppliers for delivery to other group companies.

(5)
Chuangsheng Trading was formed in connection with the commercial vehicle financing structure, however it has not commenced any operations.  The Company may in the future use Chuangsheng Trading as an acquisition or restructuring vehicle, though it does not currently have any plans to do so.

(6)	Chuangjie Trading, as a beneficiary, engaged CITIC Trust to manage the Trust Fund, which will be used in purchasing commercial vehicles from Kaiyuan Auto Trade that are leased to the lessees.

(7)	Each truck financing center is held by a separate legal entity, each of which is wholly owned by Kaiyuan Auto Trade.

AutoChina’s principal executive office is located at No. 322, Zhongshan East Road; Shijiazhuang, Hebei; People’s Republic of China. Our telephone number is +86 311 8382 7688.  Our principal website is located at http://www.autochinaintl.com.  The information on our website is not part of this Annual Report.

B.	Business Overview

We currently focus on providing sales-type leases that include after-sales service and support for Class 8 heavy trucks (gross vehicle weight rating “GVWR” of over 33,000 lbs). Our customers can select to lease a truck of any make or model. As a result, the mix of trucks we lease tends to follow general market trends in China and currently includes trucks from market leading manufacturers such as Sinotruk Limited, FAW Group Corporation, Beiqi Foton Motor Co., Ltd., Dongfeng Motor Corporation, Shaanxi Automobile Group, and SAIC-Iveco Hongyan Commercial Vehicle Company. During the lease term we own and are the legally titled owner of the vehicle. At the expiration of the lease, when the customer has fully paid for the vehicle, the ownership and title of the vehicle is transferred to the customer.

Our standard sales-type lease program currently includes a number of services that we charge a membership fee for, such as licensing and permit services, insurance services, registration services, and access to our store branch network for support services. We ensure that all of our customers are properly licensed and have the appropriate permits to operate their commercial vehicles. We submit the requisite applications on their behalf and are often able to leverage our experience to facilitate approvals. We ensure that the leased vehicles are properly insured and registered. Insurance premiums and registration fees are passed through to the customer, and insurance premiums are paid once per year in advance. The registration fee is paid once at the initiation of the lease. We handle all of the related ongoing administration and paperwork involved with commercial vehicle ownership so that our customers can focus on operating their business. GPS tracking of the vehicle, for which we charge a fee, is mandatory for all of our customers. Customer support is offered at each store branch in our network. Each store is staffed 24 hours a day, 7 days a week, for customer support purposes. If a customer has a problem with their vehicle, they can contact our nearest store and arrange for roadside assistance or other repair measures. We believe that our emphasis on, and ability to deliver, high levels of customer service is a competitive advantage.

The standard length of our sales-type leases is 26 months. After an initial down payment and membership fee that together have historically averaged at least 25% of the market value of the vehicle, our customers make 24 equal monthly payments over the term of the lease (customers are not required to make a payment during the month of the annual Chinese New Year national holiday, which usually occurs in January or February). Furthermore, our company policy is that the total down payment and membership fee for first time customers must be at least 25% of the market value of the vehicle. At the end of the 26 month lease, the vehicle is fully paid off and title to the vehicle is transferred to the customer.  Since ownership is transferred to the customer following the lease, our lease structure inherently does not depend on residual values. We believe that our leasing model has significantly less risk than other lease structures that do depend on residual values.

We also offer optional value-added services to our more reliable customers, such as financing for tire, diesel fuel, and insurance purchases. However, we only offer these optional services to existing customers who have a proven track record of making on-time payments with us. For the tire program, eligible customers can pay for new tire purchases from approved vendors over a 3-month term. For the diesel program, eligible customers can pay for diesel fuel purchases from approved fueling stations using a 1-month revolving credit facility. For the insurance program, beginning with the second year of the lease, eligible customers can pay for the annual insurance premium over a 3-month term. We charge a fee for using these value-added services and also receive commissions from the approved vendors who have partnered with us. We are continually evaluating new value-added offerings for inclusion in our product and service mix.

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

Credit Control System

Since there are not yet any established credit rating systems in China, it is critical for AutoChina to be able to evaluate and manage its customers’ credit risk. We accomplish this through a comprehensive and proprietary credit control system that begins with a new customer screening process and continues with ongoing post-lease credit rating and review. Our credit control system is designed to minimize the risk of default and, when default does occur, to minimize our exposure to loss. Our rating system also determines if a customer is eligible to purchase optional value-added services.

All new customers must successfully pass a proprietary 21-point application and screening process before beginning a lease. Furthermore, the final approval must be given by our corporate headquarters, which carefully reviews each application. The application and screening process is hands-on and labor intensive and requires reference checks of family and friends, a guarantor, a criminal background check, and documentation of all parties’ “hukou” (household registration record), among other things. A key component of our credit control system is a large down payment that varies depending on how much credit risk we believe a particular customer poses. The typical down payment percentage can range between 15-30% of the vehicle cost, not including our membership fee. Our company policy is that the total down payment and membership fee for first time customers must be at least 25% of the market value of the vehicle. In addition, historically our down payment and membership fee combined have averaged at least 25% of the fair market value of the vehicle. This large down payment gives our customers a significant vested interest in our lease program and therefore makes it less likely for them to walk away from a lease. In addition, it provides us with a great deal of protection in case a lease does terminate early, since the amount of proceeds we could re-sell or re-lease the vehicle for will likely be equal to or higher than our carrying value, which represents the total lease payments that are outstanding, for the vehicle. During the year ended December 31, 2008 we leased 954 vehicles and none were repossessed or lost. During the year ended December 31, 2009, we leased 7,564 vehicles and a total of 5 were repossessed or lost due to accidents. During the year ended December 31, 2010, we leased 12,561 vehicles and a total of 55 were repossessed or lost due to accidents. After we repossess the commercial vehicles, we arrange to resell them to new customers by either one-off sales or leasing the vehicle out again. In the case of loss due to an accident, we work with the insurance companies and the lessees for the recovery of the claims. Since all the leased commercial vehicles are insured when the lease is entered into, we are usually able to recover the remaining value of the lease from our insurance policy. There have been limited situations when lessees are involved in major accidents and third parties had liability claims that insurance is not sufficient to cover in which case we may not recover the remaining value of the lease. In these situations AutoChina may face liability depending on the outcome of litigation regarding the accident. We provide an allowance for doubtful accounts when the amounts are not recoverable.

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

Commercial Vehicle Financing Structure

Since September 2009, we implemented a structure in which CITIC Trust acts as an intermediary for all of our leases. Our VIE, Chuangjie Trading, has engaged CITIC Trust to act as trustee for a trust fund (referred to as the Trust Fund) and Chuangjie Trading is the sole beneficiary of the Trust Fund. The Trustee is responsible for the management of the funds invested in the Trust Fund, and the Trust Fund is used in purchasing commercial vehicles from Kaiyuan Auto Trade (our existing VIE). Pursuant to the Trust Fund documents each use of the Trust Fund (e.g. to purchase a commercial vehicle) requires a written order to the Trustee from Chuangjie Trading. This structure is implemented through a non-exclusive 3-year contractual relationship that is automatically renewable and unilaterally amendable and cancellable by CITIC Trust. Under this structure, we utilize CITIC Trust’s business license for vehicle leasing. This structure also allows us to promote our leasing business by using the nationally recognized name of CITIC, and enabled us to start a lease securitization program with CITIC, which provides an additional source of financing.

Under the previous commercial vehicle financing model, after a customer lessee initiated an application for financing by selecting a vehicle they would like to purchase, our store branch would conduct the relevant credit checks and issue an internal purchase order directly to Kaiyuan Auto Trade (our existing VIE). Under the structure in which CITIC Trust acts as an intermediary, the commercial vehicle purchase order will be issued (upon completion of credit checks) by a store branch to Chuangjie Trading who will then instruct the Trustee to place the order for the vehicle with Kaiyuan Auto Trade. Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant local center will enter into a Sale and Management Agreement, and the Trustee, relevant local center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Sale and Management Agreements and Lease and Management Agreements, the parties agree that: (1) the Trustee will deliver the funds for the purchase of the commercial vehicle and instruct Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the local center will hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request. Under the Lease and Management Agreement, the Trust Fund is entitled to future receivables under a lease, while Chuangjie Trading is entitled to the economic benefits of the Trust Fund as the trust beneficiary.

Beginning in December 2010, our subsidiaries, Ganglian Finance Leasing and Chuanglian, as lessor, obtained the business licences required to engage into vehicle leasing business and commenced to lease commercial vehicles directly. Under this new business model, the lessor purchases the commercial vehicles from Kaiyuan Auto Trade and/or Hebei Xuhua Trading, then leases the commercial vehicles to lessees directly. The lessor, the relevant local center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreements, the parties agree that: (1) the local center will hold title to the commercial vehicle for the benefit of the lessor for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request. This new business model has enabled us to conduct our commercial vehicle leasing business in China through our directly owned subsidiaries, instead of working through the VIEs only. However, the VIEs of the Auto Kaiyuan Companies are still necessary due to restrictions on foreign ownership of motor vehicle distribution businesses.

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

Our Industry

According to numerous sources including the Q1 2011 China Commercial Vehicle Demand Outlook published by ACT Research, China’s medium and heavy duty truck markets are the largest in the world and account for over 50% of the world’s commercial vehicle production. According to the China Association of Automobile Manufacturers (CAAM), there were 636,000 heavy trucks sold in China in 2009 and 1,017,400 heavy trucks sold in China in 2010, an increase of 60% percent over 2009.

In terms of growth, China’s continued economic development, industrialization, and the improvement of its infrastructure are the basic demand drivers for commercial vehicles. According to Frost and Sullivan, China’s agriculture and industry sectors combined account for about 60% of China’s GDP in 2009. This is double the world average of 30% and also higher than the developing nation’s average of 49%. These two sectors have helped to amplify demand for road transportation and have also increased cargo turnover. According to Frost and Sullivan, “The emulation of western logistics practices and the creation of massive road infrastructure to facilitate local and global trade will further catalyze freight movement using trucks.”

The heavy truck market is also directly affected by certain government legislation in China. The final phase-in of charge-by-weight laws that severely penalizes overloaded vehicles should increase the total market for heavy trucks. Increases in diesel fuel taxes resulting from a recent governmental shift from taxing trucks by a combination of capacity and income to taxing truck usage by fuel consumption is anticipated to drive demand for new trucks with more fuel-efficient engines. Harmonization of Chinese truck emission rules with those of the U.S. and Europe – expected to occur in stages between 2010 and 2012 – will boost demand for new trucks with the required emission control systems (for example the Euro IV emissions standard was implemented in January 2011 for heavy duty gasoline engines and is scheduled to be implemented in January 2012 for heavy duty diesel engines). During 2010 the government also enacted a cash-for-vehicles program that included cash for heavy trucks between 10 and 15 years old. Although the aforementioned government legislation is expected to initially have a positive effect on demand in the heavy truck market, it could also have adverse effects due to factors such as artificial inflation of demand for heavy trucks or through the increase of operating costs for the heavy truck industry.

The market for heavy trucks in China is dominated by domestic Chinese manufacturers. These manufacturers have invested in state-of-the-art machine tools and manufacturing processes from around the globe, because they are working with large international firms who require it. Still, Chinese made heavy trucks cost one-fourth to one-third as much as foreign made heavy trucks. The lower production cost in China is attributable to a number of factors including larger scale and production volume, lower labor costs, and some differences in technology and features. The majority of the market is controlled by the following manufacturers: Sinotruk Limited, FAW Group Corporation, Beiqi Foton Motor Co., Ltd. (Foton), Dongfeng Motor Corporation, and Shaanxi Automobile Group. In December 2009 Sinotruk’s principal subsidiary, China National Heavy Duty Truck Group Corp., announced that it had become the world’s second largest heavy truck maker by volume, second only to Mercedez-Benz (Daimler).

Recently, foreign heavy truck manufacturers have increased their efforts to participate in China’s heavy truck market. In October 2010, Hyundai Motor Co. announced a $450 million joint venture with China’s Ziyang Nanjun Automobile Co., Ltd. In October 2009, NC2 Global LLC, a truck maker set up by Caterpillar Inc. and Navistar International Corp., announced a joint venture of at least $300 million with Chinese truck maker Anhui Jianghuai Automobile Co. Also, in October 2009, German truck maker MAN SE acquired a 560 million Euro minority stake in China’s Sinotruk.

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

We Operate in the World’s Largest Market for Heavy Trucks. According to the China Association of Automobile Manufacturers (CAAM), there were over one million heavy trucks sold in China in 2010, an all-time record. We believe that China’s continued economic growth and industrialization will likely cause the demand for heavy trucks to continue growing for many years. Since our customers can select a truck of any make or model, we believe we are well positioned to benefit from any growth in the market despite which trucks may be popular at the time.

Our Proprietary Credit Control System Minimizes Risk and Potential Losses. We believe that our proprietary credit control system allows us to profitably service an underserved market segment with a minimum amount of risk. Our screening and approval process helps to ensure that we only accept customers who we believe will be able to fulfill the terms of our lease. Our leases are structured such that a large initial payment provides us with significant protection in case a customer does default. We believe that being the legal owner of the vehicle during the term of the lease also provides us with an advantage in case of a default. Our ability to track the physical location of all our leased vehicles is also very important in order to deter defaults and to mitigate loss in case of a default.

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

Our Partnership with CITIC Differentiates us from our Competitors. We believe that we are the only provider of commercial vehicle leases to owners and owner-operators that uses CITIC Trust as an intermediary and as a financing source via securitization. CITIC has a strong reputation and a great deal of name recognition due to their China CITIC Bank operation, which is one of the top ten banks in China. We are able to leverage the CITIC brand name with our customers to enhance our own brand name.

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

Facility Management

Personnel. Each commercial vehicle financing center is typically managed by a general manager who oversees the operations, personnel and the financial performance of the location, subject to the direction of AutoChina’s corporate office. The sales staff of each commercial vehicle financing center consists of sales representatives and other service employees.

On an annual basis, general managers prepare detailed monthly profit and loss forecasts by end of prior fiscal year based upon historical information and projected trends. A portion of each general manager’s performance bonus is based upon whether they meet or exceed their operating plans. During the year, general managers regularly review their facility’s progress with senior management and revise bonuses as needed. Most of our employees receive annual performance evaluations.

Members of senior management regularly travel to each location to provide on-site management and support. Each location is audited regularly for compliance with corporate policies and procedures. These routine unannounced internal audits objectively measure commercial vehicle financing center performance with respect to corporate expectations.

Purchasing and Suppliers. AutoChina believes that pricing is an important element of its marketing strategy. Because of our size, our commercial vehicle financing and service centers benefit from volume purchases at favorable prices that enable them to achieve a competitive pricing position in the industry. Commercial vehicle purchases financed through a commercial vehicle financing center are purchased through wholesale vendors and retail vendors located near each commercial vehicle financing center. All purchasing commitments are negotiated by personnel at our corporate headquarters. AutoChina believes that it has been able to negotiate favorable pricing levels and terms, which enables it to offer competitive prices for its products.

Capital Expenditures

Our capital expenditures for commercial vehicle financing center include leasehold improvements of commercial retail space, branding and other fixtures and machinery and equipment. The estimated cost of establishing a commercial vehicle financing center is approximately RMB 60,000 (approximately US$9,000).

We expect to use cash from operations to finance these capital expenditures. For fiscal 2011, through September 30, 2011, we have opened an additional 85 new commercial vehicle financing centers at a cost of approximately $765,000 and expect to open an additional 115 centers by the end of the year, at an additional cost of $1,035,000.

Trademarks and Intellectual Property

Kaiyuan Auto is a trademark, service mark and trade name of AutoChina. We do not have any other trademarks, service marks and trade names.

Governmental Regulations

Automotive and Other Laws and Regulations

We operate in a regulated industry in China. Numerous laws and regulations affect our businesses. In each province, territory and/or locality which we do business, we must obtain various approvals, licenses, authorizations, certificates, filings and permits in order to operate our commercial truck financing businesses. Numerous laws and regulations govern the conduct of our businesses, including those relating to our sales, operations, financing, advertising and insurance practices. These laws and regulations include, among others, consumer protection laws, laws and regulations. These laws also include employment practices laws.

Claims arising out of actual or alleged violations of the regulations and laws noted above may be asserted against us by individuals or government entities and may expose us to significant damages or other penalties, including revocation or suspension of our licenses, certificates, and/or permits to conduct commercial truck financing operations and fines.

Environmental, Health and Safety Laws and Regulations

Our operations do not involve the use, handling, storage and contracting for recycling and/or disposal of any pollutant materials. Consequently, our business is not subject to a variety of PRC laws and regulations governing management and disposal of materials and wastes, protection of the environment and public health and safety.

Government Regulations Relating to Foreign Exchange Controls

The principal regulation governing foreign exchange in the PRC is the Foreign Currency Administration Rules (IPPS), as amended. Under these rules, the Renminbi, the PRC’s currency, is freely convertible for trade and service related foreign exchange transactions (such as normal purchases and sales of goods and services from providers in foreign countries), but not for direct investment, loan or investment in securities outside of China unless the prior approval of the State Administration for Foreign Exchange, or SAFE, of the PRC is obtained. Foreign investment enterprises, or FIEs, are required to apply to the SAFE for Foreign Exchange Registration Certificates for FIEs. AutoChina is a FIE. With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a basic account and capital account. Currency translation within the scope of the basic account, such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. Such transactions are subject to the consent of investment banks which are authorized by the SAFE to review basic account currency transactions. However, conversion of currency in the capital account, including capital items such as direct investment, loans and securities, still require approval of the SAFE. On November 21, 2005, the SAFE issued Circular No. 75 on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles. Circular No. 75 confirms that the use of offshore special purpose vehicles as holding companies for PRC investments are permitted, but proper foreign exchange registration applications are required to be reviewed and accepted by the SAFE.

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

The staff of the SEC is conducting a non-public investigation relating to us and, in that connection, we and one of our officers have received subpoenas for information.  The SEC has informed us and the officer that neither the existence of the investigation nor the service of subpoenas means that the SEC has concluded that any violations of law have occurred.  We have cooperated, and will continue to fully cooperate, with the SEC regarding this matter, including voluntarily providing information beyond that formally requested by the SEC staff, in an effort to assist in an expeditious conclusion of the staff’s investigation.

Recent Developments

On February 16, 2011, we agreed with ACG’s former ultimate shareholder, Honest Best, to cancel the earn-out share provision of the share exchange agreement entered into in connection with our acquisition of ACG, which we refer to as the Earn-out, for fiscal years after 2011. Originally, the Earn-out could cause a maximum of 20% dilution during each of 2012 and 2013 if EBITDA grew 90% or more in each of those years. This amendment eliminates the Earn-out for 2012 and 2013, eliminating the potential dilutive effects of such issuances on AutoChina’s currently issued and outstanding shares. Furthermore, for fiscal years 2010 and 2011 the Earn-out has been modified such that a minimum of 70% EBITDA growth must be achieved in either respective year in order for any shares to be issued. Prior to this change, an Earn-out award required a minimum of 30% EBITDA growth. Shortly following the filing of this Annual Report on Form 20-F for the fiscal year ended December 31, 2010, we expect to issue 3,923,153 ordinary shares to Honest Best pursuant to the amended earn-out provisions of the share exchange agreement, which represents 20% of the issued and outstanding ordinary shares of AutoChina as of December 31, 2010 because our EBITDA growth in fiscal 2010 exceeded the 90% threshold as set forth in the amended earn-out provisions of the share exchange agreement. On September 26, 2011, we agreed with Honest Best to cancel the Earn-out for fiscal year 2011. The amended earn-out schedule appears below.

Earn-out Schedule: Percentage of Outstanding Shares to be Issued to Honest Best Depending on EBITDA Growth Rate

	G > 70%	G > 80%	G > 90%
2010	15.0%	17.5%	20.0%

G = Annual EBITDA growth compared to prior fiscal year.

On July 15, 2011, we received a written notification from the Nasdaq Stock Market stating that we are not in compliance with the filing requirements for continued listing under Nasdaq Marketplace Rule 5250(c)(1). The Nasdaq notification was issued due to our failing to file our Annual Report on Form 20-F for the year ended December 31, 2010 with the SEC within the required time period. Nasdaq provided us until August 15, 2011 to submit a plan to regain compliance, and we submitted our plan to regain compliance on August 14, 2011. On September 8, 2011, we received a letter from Nasdaq stating that based on the review of public documents and the plan to regain compliance provided by us, Nasdaq’s staff determined that providing us until December 31, 2011 to file its Annual Report on Form 20-F for the period ended December 31, 2010 was not warranted, and that our securities would be delisted from Nasdaq on September 19, 2011, unless we appealed the determination. We appealed the staff determination regarding the delisting of our securities, and on October 4, 2011 our securities were suspended from trading pending the final determination of the appeal. On November 2, 2011 we received a letter from Nasdaq stating that, in addition to the Company not being in compliance with Listing Rule 5250(c)(1), Nasdaq determined that certain trading activity in the Company’s ordinary shares raised public interest concerns pursuant to Nasdaq Listing Rule 5101. The oral appeal hearing is scheduled for December 1, 2011.

C.	Organizational structure.

On April 9, 2009, we acquired ACG through a share exchange whereby ACG became our wholly owned subsidiary. See Item 4.A. “History and development of the Company - Corporate Development and History.”

D.	Property, plants and equipment.

Prior to its acquisition of ACG, AutoChina had no operations. ACG was incorporated in the Cayman Islands on July 26, 2007 and disposed of its automotive dealership during 2009. Consequently, the Company currently consists solely of the commercial vehicle sales, servicing, leasing and support business as of September 30, 2011. AutoChina conducted business through 385 subsidiaries, all of which are majority or wholly owned, directly or indirectly, by it. Its principal office are located at 322 Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, People’s Republic of China, and its telephone number is +86 311 8382 7688.

We are a provider of commercial vehicle sales, servicing, leasing and support and related services under the “Kaiyuan Auto” brand name. Through our strategically located network of commercial vehicle financing and service centers, we provide one-stop service for the needs of our customers, including commercial vehicle sales, servicing, leasing and support and related administrative services.

Our commercial vehicle financing and service centers are principally located in high traffic areas throughout Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan and Zhejiang area. Since March 2008 when we opened our first commercial vehicle financing center, we have grown our network of commercial vehicle financing and service centers to include 385 centers as of September 30, 2011.

At each commercial vehicle financing center, we provide financing to assist customers in purchasing new commercial vehicles. We employ a “three full/one quick” service concept at all our commercial vehicle financing and service centers, which refers to our customers’ ability to purchase a commercial vehicle through our commercial vehicle sales, servicing, leasing and support services, administrative services and 365-day vehicle services in a single convenient transaction. Customers wishing to purchase a commercial vehicle can go to any AutoChina commercial vehicle financing center and select a commercial vehicle from the catalogues and informational literature provided by us. The customer then arranges for financing and related services with us, which involves a credit check and a typical down payment of 15-30% of the purchase price for new customers. The commercial vehicles are then purchased by us from local third-party dealers and provided to our customers. During the term of the financing, which is typically two years, we retain title to the commercial vehicle and in addition provide administrative services for our customers, including all registration and license processing, payment of surcharges, toll pass, transportation fees, licenses and insurance, and monthly renewal of the government-mandated commercial vehicle permits to the customer. Following the end of the financing period, we transfer title to the vehicle to the customer and provide the customer the option to continue to use us to manage the administrative and vehicle services for a fee.

The following chart indicates the number of AutoChina commercial vehicle financing and service centers in each of the provinces/regions where we conduct our business as of September 30, 2011:

Chinese Province / Region	Number of Commercial Vehicle Financing and service centers
Hebei:	48
Shanxi:	41
Shaanxi:	22
Tianjin:	2
Beijing:	3
Shandong:	44
Henan:	53
Hubei:	22
Hunan:	27
Liaoning:	19
Sichuan:	18
Chongqing:	2
Jiangxi:	17
Anhui:	16
Jiangsu:	18
Shanghai:	1
Fujian:	1
Gansu:	1
Guangdong:	1
Guangxi:	1
Guizhou:	1
Jilin:	1
Yunnan:	1
Zhejiang:	1
Inner Mongolia Autonomous Region:	24
Total:	385

We lease most of the properties where the regional offices and commercial vehicle financing and service centers are located, and we expect to continue to lease the majority of the properties where our offices or centers are located.

We expect to use cash to purchase property, equipment and improvements for the year ending December 31, 2011 in connection with adding an additional 115 commercial vehicle financing and service centers. We intend to use cash from operations to finance these purchases. See “Operating and Financial Review and Prospects — Liquidity and Capital Resources” for further information. In fiscal 2011, through September 30, 2011, we have already opened an additional 85 new commercial vehicle financing centers at a cost of approximately $765,000.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS OVERVIEW

OVERVIEW

AutoChina is a holding company whose only business operations are conducted through its wholly owned subsidiary, ACG.

We were incorporated in the Cayman Islands on October 16, 2007 under the name “Spring Creek Acquisition Corp.” as a blank check company formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in greater China.

On April 9, 2009, we acquired all of the outstanding securities of ACG, an exempt company incorporated in the Cayman Islands, from Honest Best Int’l Ltd., resulting in ACG becoming our wholly owned subsidiary. Promptly after our acquisition of ACG, we changed our name to “AutoChina International Limited.”

Prior to our acquisition of ACG, we had no operating business.

At the time of the acquisition, ACG operated in two primary business segments: (i) the commercial vehicle sales, servicing, leasing and support segment, which provides financing to customers to purchase commercial vehicles, and (ii) the automotive dealership segment, which sold branded automobiles through its nationally recognized dealer network.

On June 15, 2009, we agreed to sell our automotive dealership segment for a purchase price of RMB470 million ($68.8 million). The sale of the automotive dealership segment was consummated on December 14, 2009. As a result, our business now consists solely of the commercial vehicle sales, servicing, leasing and support segment.

Commercial Vehicle Financing Structure

Commencing in late September 2009, we began to implement the structure in which CITIC Trust acts as an intermediary through our VIE, Chuangjie Trading.  Under the current commercial vehicle financing structure, Chuangjie Trading has engaged Citic Trust, which we refer to as the Trustee, a division of the Citic Group, to act as trustee for a trust fund set up for the sole benefit of Chuangjie Trading, or the Trust Fund.  The Trustee is responsible for the management of the funds invested in the Trust Fund, and the Trust Fund will be used in purchasing commercial vehicles from Kaiyuan Auto Trade (our existing VIE).  Pursuant to the Trust Fund documents each use of the Trust Fund (e.g. to purchase a commercial vehicle) requires a written order to the Trustee from Chuangjie Trading. This structure is implemented through a non-exclusive 3-year contractual relationship that is automatically renewable and unilaterally amendable and cancellable by CITIC Trust. Under this structure, we utilize CITIC Trust’s business license for vehicle leasing. This structure also allows us to promote our leasing business by using the national recognized name of CITIC, and enabled us to start a lease securitization program with CITIC, which provides an additional source of financing.

Under the previous commercial vehicle financing model, after a customer lessee initiated an application for financing by selecting a vehicle they would like to purchase, our local commercial vehicle financing and service centers conducted the relevant credit checks and issued an internal purchase order directly to Kaiyuan Auto Trade (our existing VIE).  Under the structure in which CITIC Trust acts as an intermediary, the commercial vehicle purchase order is issued (upon completion of credit checks) by a local center to Chuangjie Trading who then instructs the Trustee to place the order for the vehicle with Kaiyuan Auto Trade.  Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant local center enters into a Sale and Management Agreement, and the Trustee, relevant local center and customer lessee enters into a Lease and Management Agreement governing each commercial vehicle purchase.  Under the Sale and Management Agreements and Lease and Management Agreements, the parties agree that: (1) the Trustee will deliver the funds for the purchase of the commercial vehicle and instruct Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the local center will hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request. Under the Lease and Management Agreement, the Trust Fund is entitled to future receivables under a lease, while Chuangjie Trading is entitled to the economic benefits of the Trust Fund as the trust beneficiary. The change of commercial vehicle financing structure did not have a material effect on our financial position or results of operations.

In September 2010, we established a new wholly foreign owned enterprise in China, Ganglian Finance Leasing, which performs leasing business of commercial vehicles. In December 2010, the Company increased the paid-in capital of Ganglian Finance Leasing through its VIE, Kaiyuan Auto Trade, and converted the Ganglian Finance Leasing from a wholly foreign-owned enterprise to a Chinese-foreign joint venture. Thereafter, Ganglian Finance Leasing commenced leasing commercial vehicles. In December 2010, Chuanglian has changed its name to Hebei Chuanglian Finance Leasing Co., Ltd. and commenced leasing commercial vehicles.

In June 2011, our subsidiary, Fancy Think Limited, acquired the remaining equity interest of Ganglian Finance Leasing from our VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing back to a wholly foreign-owned enterprise. In June 2011, our VIE, Kaiyuan Auto Trade transferred 100% of the equity interest of Chuangjie Trading, the beneficiary of the Trust Fund, to Ganglian Finance Leasing.

As a result, Ganglian Finance Leasing, Hebei Chuanglian Finance Leasing and Chuangjie Trading are directly owned by AutoChina, and therefore is not part of the company’s VIE holding structure.

Since December 2010, our subsidiaries, Ganglian Finance Leasing and Hebei Chuanglian Finance Leasing, as lessor, commenced leasing business of commercial vehicles directly. Under this new business model, the lessor purchases the commercial vehicles from Kaiyuan Auto Trade and / or Hebei Xuhua Trading, then leases the commercial vehicles to the customer lessees directly. The lessor, the relevant local center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreements, the parties agree that: (1) the local center will hold title to the commercial vehicle for the benefit of the lessor for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request.

Tire and Fuel Services

Commencing in January 2010, we began offering our customers financing to purchase tires and diesel fuel. Under the new tire purchase program, approved customers pay for new tire purchases over a 3-month term. Under the fuel purchase program, the Company offers approved customers a 1-month revolving credit facility to buy diesel fuel from selected fueling stations that have partnered with AutoChina. AutoChina charges customers a fee for both services and also receives commission fees on customer purchases from the associated vendors.

Insurance Service

During the term of the lease, customers are required to purchase insurance covering the commercial vehicle on an annual pre-paid basis. We receive commission fees on customer purchases from the associated insurance companies.  Commencing in March 2010, we began offering our customers financing for their annual insurance premium. Beginning with the second year of a lease, approved customers may pay for their annual insurance premium over the course of 90 days, and we charge customers a fee for this service.

Second Hand Vehicles Financing Service

Commencing in September 2010, we began offering our customers second hand vehicle financing services, pursuant to which we provide financing for approved customers to purchase a second hand commercial vehicle. We charge a service fee to the customer and require monthly repayment over a term of 12 to 18 months.

Lease Securitization Program

Since November 2010, the Company began securitizing a portion of its commercial vehicle leases through a partnership with the Trustee. Under this lease securitization program, in each month, up to RMB60 million ($9.1 million) of AutoChina’s commercial truck leases will be securitized and sold to investors through CITIC Group. The maximum amount is expected to increase over time. The resulting investment products will have a one-year maturity and pay interest at rates that are higher than standard savings account rates currently available in China. AutoChina will incur a cost of approximately 9% per annum under this program. In addition, AutoChina will continue to own the vehicles that are the subject of such transactions and will be responsible for servicing the existing retail leases of such vehicles. These products will be rated by CCXI, China’s first nationwide domestic credit rating agency created with the approval of the People’s Bank of China.

Group restructuring

In July 2010, we executed a group restructuring to simplify the structure of the ownership of the Chinese subsidiaries. Following completion of the group restructuring, Kaiyuan Auto Trade controls Chuangjie Trading and the local transportation companies directly (each of which operates one of our commercial vehicle leasing centers). In September 2010, we established a new wholly foreign owned enterprise in China, Ganglian Finance Leasing, which performs leasing business of commercial vehicles since the fourth quarter of 2010. In December 2010, the Company increase the paid-in capital of Ganglian Finance Leasing through its VIE, Kaiyuan Auto Trade, and converted the Ganglian Finance Leasing from a wholly foreign-owned enterprise to a Chinese-foreign joint venture. In December 2010, Hebei Chuanglian Trade Co., Ltd. has changed the name to Hebei Chuanglian Finance Leasing Co., Ltd. and commenced leasing business of commercial vehicles thereafter.

In June 2011, our subsidiary, Fancy Think Limited, acquired the remaining equity interest of Ganglian Finance Leasing from our VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing back to a wholly foreign-owned enterprise. In June 2011, Kaiyuan Auto Trade transferred 100% of the equity interest of Chuangjie Trading, the beneficiary of the Trust Fund, to Ganglian Finance Leasing.

We believe the change of the group structure enhances our negotiation power for local bank financing. The restructuring does not affect AutoChina’s consolidated results and financial position going forward or in prior periods.

A group chart as of September 30, 2011 is shown below:

(1)	The public company, quoted on the OTC Bulletin Board Pink Sheets under the symbol “AUTC.PK”.

(2)	Ganglian Finance Leasing was formed in September 2010 for the purpose of conducting our leasing business. It commenced the leasing business in the fourth quarter of 2010.

(3)	Hebei Xian Real Estate is the entity 100% indirectly controlled by Mr. Yong Hui Li, our Chairman and Chief Executive Officer.

(4)
Hebei Xuhua Trading is the entity AutoChina indirectly acquired control of through contractual arrangements that held the cash consideration paid to AutoChina in connection with its sale of its automobile dealership business in December 2009. Since December 2010, Hebei Xuhua Trading commenced the trading of commercial vehicles by purchasing from outside suppliers for delivery to other group companies.

(5)
Chuangsheng Trading was formed in connection with the commercial vehicle financing structure, however it has not commenced any operations.  The Company may in the future use Chuangsheng Trading as an acquisition or restructuring vehicle, though it does not currently have any plans to do so.

(6)	Chuangjie Trading, as a beneficiary, engaged CITIC Trust to manage the Trust Fund, which will be used in purchasing commercial vehicles from Kaiyuan Auto Trade that are leased to the lessees.

(7)	Each truck financing center is held by a separate legal entity, each of which is wholly owned by Kaiyuan Auto Trade.

RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

On June 30, 2011, the Company announced that it had identified potential historical accounting errors relating to the accounting treatment relating to the earn-out provision contained in the share exchange agreement in respect of the acquisition of ACG in April 2009. At the request of the Company, the Office of Chief Accountant confirmed this error in September 2011. These accounting errors have resulted in the misstatement of certain charges arising from fair value adjustments and other changes to earn-out obligation since the second quarter of 2009. The Company undertook a review to determine the total amount of the errors and the accounting periods in which the errors occurred. The Company’s review determined that the errors resulted from the Company’s failure to properly apply the requirements of Accounting Standard Codification (ASC) 815 (“ASC 815”) with respect to the earn-out obligation, effective January 1, 2009. After analyzing the size and timing of the errors, the Company determined that, in the aggregate, the errors were material and would require the Company to restate certain of its previously issued financial statements, including its previously issued audited consolidated financial statements as of and for the fiscal year ended December 31, 2009, and related auditors’ report and the unaudited financial statements it previously released as of and for December 31, 2010.

The effects of the restatement on selected statement of operation line items for the years ended December 31, 2009 are as follows:

Increase (Decrease) in statement of operation line items

Income (loss) on change in fair value of earn-out obligation	$(89,500,000)
Income (loss) before income taxes	(89,500,000)
Net income (loss) from continuing operations	(89,500,000)
Net income (loss)	(89,500,000)

Income (loss) per share - basic	(9.99)
Income (loss) per share - diluted	$(9.04)

RESULTS OF OPERATIONS

The financial statements for each of the periods presented have been reclassified to report the results of the automotive dealership segment as discontinued operations as a result of the sale by us of this segment on December 14, 2009. As a result, AutoChina has only one business segment comprising its continuing operations, commercial vehicle sales, servicing, leasing and support.

Details of the vehicles leased are as followed:

Number of Vehicles Leased
New leases recorded in the year ended December 31, 2008	954
Vehicles repossessed or loss to accident in 2008	-
Vehicles transferred to customers at the end of lease term in 2008	-
Balance at December 31, 2008	954
New leases recorded in the year ended December 31, 2009	7,564
Vehicles repossessed or loss to accident in 2009	(5)
Vehicles transferred to customers at the end of lease term in 2009	—
Balance at December 31, 2009	8,513
New leases recorded in the year ended December 31, 2010	12,561
Vehicles repossessed or loss to accident in 2010	(55)
Vehicles transferred to customers at the end of lease term in 2010	(1,390)
Balance at December 31, 2010	19,629

2010 Compared to 2009

Overview

AutoChina’s revenues and earnings continued to increase significantly during the year ended December 31, 2010, as a result of the strong demand for commercial vehicles and for commercial vehicle financing during the year. Strong commercial vehicle sales were in part driven by increasing logistics activities, growing highway freight volumes, and significant infrastructure construction such as high-speed railways, intercity highways, ports, hospitals, and airports. China’s continued economic development also helped to drive demand for commercial vehicles during the period. According to the China Association of Automobile Manufacturers, there were over 1 million heavy trucks sold in China during 2010, representing 60% growth over 2009.

In comparison, during the year ended December 31, 2009, commercial vehicle sales in China were recovering from the global financial crisis, and benefited from the effects of economic stimulus measures implemented by the Chinese government. As a result, China experienced strong monthly year over year growth rates for commercial vehicle sales through the first three quarters of 2010. However, management began to see a calming of the robust demand for commercial vehicles market beginning in the fourth quarter of 2010.

During the year ended December 31, 2010, the Company established an aggregate of 143 additional commercial vehicle sales, servicing, leasing and support centers in Hebei, Shanxi, Shaanxi, Shandong, Henan, Hubei, Hunan, Liaoning, Sichuan, Jiangxi, Anhui and Jiangsu Provinces, Beijing, Chongqing, Shanghai and the Inner Mongolia Autonomous Region, bringing the total number of locations to 300 as of December 31, 2010. Ninety-six of these new stores were opened in provinces (Hubei, Hunan, Liaoning, Sichuan, Jiangxi, Anhui and Jiangsu, Chongqing and Shanghai) that did not have stores as of December 31, 2009.

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues:

(in thousands)	Year ended December 31, 2010		Year ended December 31, 2009
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
Commercial vehicles	$558,004	90.3%	$308,800	94.9%	80.7%
Finance and insurance	59,405	9.6%	16,654	5.1%	256.7%
Agency services, related parties	664	0.1%	—	—	100.0%
Total revenues	$618,073	100.0%	$325,454	100.0%	89.9%

Revenues for the year ended December 31, 2010 were $618.1 million, an increase of 89.9% from $325.5 million in the comparable prior year period.

AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 12,561 new leases in the year ended December 31, 2010, compared to 7,564 new leases in the year ended December 31, 2009. In addition, the Company only realized losses in relation to 55 vehicles for loss and accidents during the year ended December 31, 2010. There were 5 such losses recognized in the year ended December 31, 2009. The increase in commercial vehicle sales and servicing and leasing was primarily due to improving investment sentiment from businesses and our increasing store count. AutoChina also continues to make progress with its value-added service (diesel, tire, insurance and second hand vehicle financing) programs. As of December 31, 2010, over 200 tire outlets and over 60 fueling stations participate in the program. Revenues from value-added services totaled $1,554,000 during the year.

We recognize the revenue from membership fees during the term of our customer’s lease as lease revenue. We also charge service and support fees on a monthly basis when the services are rendered. Once the lease term ends (in June of 2010 the leases for our first customers began ending), a customer will be able to elect to continue to participate in our service and support network, and we will also charge service and support fees on a monthly basis when the services are rendered. As of December 31, 2010 there were owners of 731 vehicles that continue to pay for services after the termination of the sales-type lease, representing a retention rate of approximately 53%. Finance and insurance revenue increased 256.7% as a result of the increase in total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect in the year ended December 31, 2010 compared to 2009. The revenue from agency services, related parties arises from the income generated through selling other materials to our affiliates. Such revenue increased to $0.7 million from nil, representing an increase of 100.0% compared with the fiscal 2009, because we performed this non-recurring business during the year.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of cost of sales:

(in thousands)	Year ended December 31, 2010		Year ended December 31, 2009
	Amount	% of Cost of sales	Amount	% of Cost of sales	Y-O-Y % CHANGE
Commercial vehicles	$419,383	79.1%	$227,674	77.8%	84.2%
Commercial vehicles, related parties	110,728	20.9%	64,999	22.2%	70.4%
Total cost of sales	$530,111	100.0%	$292,673	100.0%	81.1%

Cost of sales (including the cost of sales from the purchase of related parties) in the year ended December 31, 2010 totaled $530.1 million, as compared to $292.7 million in the prior year, an increase of 81.1% as compared to the year ended December 31, 2009, mainly due to increased sales volume in the commercial vehicle sales, servicing, leasing and support business.  In addition, the average cost per vehicle in 2010 was $42,200 but it was only $38,700 per vehicle in 2009. The increase of cost per vehicle was due to changes in customer demand and our resulting sales mix trending towards higher priced vehicles.

Gross Profit

The Company’s gross profit was $88.0 million in the year ended December 31, 2010, representing a gross margin of 14.2%, an increase from 10.1% for the prior period in 2009, which is primarily due to the increased number of leasing contracts signed, which increased the contribution to the monthly amortized finance and insurance income. The new tire, diesel, and insurance services also contributed to the improved margin by 0.2%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2010 were $23.8 million, which was $14.1 million, or 144.7%, higher than the same period of 2009. This was mainly due to the growth in the number of employees, commercial vehicle sales, servicing, leasing and support centers, the expenses incurred operating as a public company since April 2009, and increase of stock-based compensation expenses in relation to the employee’s stock options granted in late 2009 and mid 2010.

Interest Expense

Interest expense totaled $17.4 million for the year ended December 31, 2010, of which $6.9 million of interest expense was paid to affiliates, Beiguo Commercial Building Limited and Baoding Beiguo Commercial Building Limited, (“Beiguo”), Shijiazhuang Beiguo Renbai Group Limited, (“Renbai”) and Hebei Shengrong Kaiyuan Auto Parts Co., Ltd., (“Kaiyuan Shengrong”), for the purchase of commercial vehicles for leasing and loan financing.  Interest expense was $3.8 million for the year ended December 31, 2009, of which $2.8 million of interest expense was paid to affiliates, Beiguo and Renbai, for the purchase of commercial vehicles for leasing. The increase of interest expenses resulted from the increased borrowing from banks and affiliates due to the increased number of vehicles being leased.

Other income

Other income totaled $0.8 million for the year ended December 31, 2010, as compared to $0.6 million in the prior year, an increase of 31.1% as compared to 2009. The increase was mainly attributable to an increase in penalty income, which are late charges imposed on customers for late payment of their monthly installments.

Interest Income

Interest income was negligible for both the years ended December 31, 2010 and 2009.

Other Income (Expense)

Other expense for the year ended December 31, 2010 was $100.0 million, as compared to $90.3 million in the prior year, an increase of 10.7% as compared to 2009. Other expense in 2010 primarily consisted of loss on change in fair value of earn-out obligation arisen from the earn-out provision in the share exchange agreement with the prior shareholders of ACG. In 2009, other expense was mainly consisted of loss on change in fair value of earn-out obligation and also include the accretion of the share repurchase obligation and acquisition-related costs, which were incurred in 2009 in conjunction with our acquisition of ACG, as described above. The increase of other expense was mainly due to the increase in value of the Company’s fair value of the earn-out obligation over the year.

Income Tax Expense

In the year ended December 31, 2010, the Company recorded income tax expense of $10.4 million, as compared to an income tax expense of $3.8 million in the year ended December 31, 2009. This increase was due to the increased pre-tax income generated by the Chinese subsidiaries of the Company.

Net Loss from Continuing Operations

Net loss from continuing operations in the year ended December 31, 2010 was $62.9 million, as compared to $74.2 million in the year ended December 31, 2009, representing a decrease of 15.3% from the year ended December 31, 2009. The change primarily resulted from the significant increase in revenues generated from the commercial vehicle sales, servicing, leasing and support businesses and a higher contribution to revenues from finance and insurance income while it was offset by the increment of loss on change in fair value of earn-out obligation by $10.9 million.

Net Income from Discontinued Operations

Net income from discontinued operations in the year ended December 31, 2010 was nil, as compared to $21.1 million in the year ended December 31, 2009. The $21.1 million income during the year ended December 31, 2009 relates to the income generated from operations of the discontinued dealership business, which we sold in December 2009, and the respective gain on disposal of the discontinued dealership business.

Net Loss

Net loss attributable to shareholders in the year ended December 31, 2010 was $62.9 million, as compared to $53.2 million in the year ended December 31, 2009, representing an increase of 18.2% from the year ended December 31, 2009. The increase primarily resulted from the increase of loss on change in fair value of the earn-out obligation by $10.9 million and the decrease of contribution of income from discontinued operations during the year.

2009 Compared to 2008

The commercial vehicle sales, servicing, leasing and support business was started in March 2008 and therefore was not in operation for the full year ended December 31, 2008. This should be considered when comparisons are made with the year ended December 31, 2009.

Overview - Continuing Operations

AutoChina’s revenues and earnings increased significantly during the year ended December 31, 2009, despite weak economic conditions during the beginning of the period. Heading into 2009, commercial vehicle sales, servicing, leasing and support in China had faced nine months of consecutive monthly declines according to the China Association of Automobile Manufacturers (CAAM). However, in February 2009, nationwide commercial vehicle sales, servicing, leasing and support rebounded and posted their first monthly increase since July 2008. This was in part due to the effects of economic stimulus measures implemented by the Chinese government. China’s continued economic development and expansion of its infrastructure, such as high-speed railways, intercity highways, ports, hospitals, and airports, also helped to drive demand for commercial vehicle sales, servicing, leasing and support for the rest of 2009. In fact, strong monthly year over year growth rates for commercial vehicle sales, servicing, leasing and support were observed through the second half of 2009. The Company’s commercial vehicles sales and leasing businesses benefitted from the recovering market for commercial vehicles in China during 2009.

In the year ended December 31, 2009, the Company established 54 additional commercial vehicle sales, servicing, leasing and support centers bringing the total number of locations to 157 as of December 31, 2009.

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

Revenues for the year ended December 31, 2009 were $325.5 million, an increase of 796.6% from $36.3 million in the comparable prior year period.

AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 7,564 leases in the year ended December 31, 2009, compared to 954 leases in the year ended December 31, 2008. In addition, the Company only realized losses in lease-to-own loans in relation to 5 vehicles for loss and accidents during the year ended December 31, 2009. There was no such loss recognized in the year ended December 31, 2008. The increase in commercial vehicle sales and servicing and leasing was in part due to the effects of economic stimulus measures implemented by the Chinese government and improving investment sentiment from such businesses.

Finance and insurance revenue increased 643.8%, as a result of the increase in total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect in 2009 compared to 2008.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of cost of sales:

(in thousands)	Year ended December 31, 2009		Year ended December 31, 2008
	Amount	% of Cost of sales	Amount	% of Cost of sales	Y-O-Y % CHANGE
Commercial vehicles	$227,674	77.8%	$31,970	100.0%	612.1%
Commercial vehicles, related parties	64,999	22.2%	—	—%	100.0%
Total cost of sales	$292,673	100.0%	$31,970	100.0%	815.5%

Cost of sales (including the cost of sales from the purchases from related parties) in the year ended December 31, 2009 totaled $292.7 million, as compared to $32.0 million in the prior year, an increase of 815.5% as compared to the same period of 2008, mainly due to increased sales volume in the commercial vehicle sales, servicing, leasing and support business.  The average cost per vehicle in 2009 was $38,700 but it was only $33,500 per vehicle in 2008. The increase of cost per vehicle was due to the change of sales mix. We had 157 leasing centers by the end of the year ended December 31, 2009, and only 48 in operation at the end of 2008.  The Company commenced this business in March 2008.

Gross Profit

The Company’s gross profit was $32.8 million in the year ended December 31, 2009, representing a gross margin of 10.1%, a decrease from 11.9% for the prior period in 2008, which is a result of our reduced pricing in order to attract customers.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2009 were $9.7 million, which was $6.6 million, or 210.2%, higher than the same period of 2008. This was mainly due to the growth in the number of employees, commercial vehicles sales, servicing, leasing and support centers, and the expenses incurred operating as a public company since April 2009.

Other income

Other income totaled $0.6 million for the year ended December 31, 2009, as compared to $0.2 million in the prior year, an increase of 271.6% as compared to the same period of 2008. It is mainly due to increased penalty income, which is the late charges imposed to customers for their late payment of monthly installment and we recognize this as our income.

Interest Expense

Interest expense totaled $3.8 million for the year ended December 31, 2009, of which $2.8 million of interest expense was paid to affiliates, Beiguo and Renbai, for the purchase of commercial vehicles for leasing.  Interest expense was negligible for the year ended December 31, 2008.

Other Income (Expense)

Other expense for the year ended December 31, 2009 was $90.3 million, mainly as a result of the loss on change in fair value of earn-out obligation, accretion of the share repurchase obligation and acquisition-related costs, which were incurred in 2009 in conjunction with our acquisition of ACG, as described above.  Other expense was negligible for the year ended December 31, 2008.

Interest Income

Interest income was negligible for both the years ended December 31, 2009 and 2008.

Income Tax Expense

In the year ended December 31, 2009, the Company recorded income tax expense of $3.8 million, as compared to an income tax expense of $0.2 million in the year ended December 31, 2008. This increase was due to the increased pre-tax income generated by the Chinese subsidiaries of the Company.

Net (Loss) income from Continuing Operations

Net loss from continuing operations in the year ended December 31, 2009 was $74.3 million, as compared to Net income from continuing operations of $1.2 million in the year ended December 31, 2008, representing a decrease of 6,437.9% from the year ended December 31, 2008. The increase primarily resulted from recognition of loss on change in fair value of the earn-out obligation incurred in 2009 in conjunction with our acquisition of ACG.

Net (Loss) income Attributable to Shareholders

Net loss attributable to shareholders in the year ended December 31, 2009 was $53.2 million, as compared to net income attributable to shareholders of $8.0 million in the year ended December 31, 2008, representing a decrease of 761.4% from the year ended December 31, 2008. The decrease primarily resulted from the recognition of loss on change in fair value of the earn-out obligation incurred in 2009 in conjunction with our acquisition of ACG.

LIQUIDITY AND CAPITAL RESOURCES

Financing arrangements

Since late 2008, the Company’s capital expenditures were financed primarily through short-term borrowings from financial institutions and affiliates. The interest rates of short-term borrowings during the periods ranged from 4.00% to 9.41% per annum.

As of December 31, 2010, the Company had incurred accounts payable of $16.1 million from Hebei Ruituo Auto Trading Co., Ltd., or Ruituo, a company which is controlled by Mr. Yong Hui Li, our Chief Executive Officer and Chairman. The amount due to Ruituo results from the purchase of commercial vehicles and is non-interest bearing. In addition, the payable balances is unsecured and due on demand by Ruituo.

During the year ended December 31, 2010, the Company gradually settled the account payables due to two of its affiliates, Beiguo and Renbai, companies affiliated with Mr. Li, and Mr. Thomas Luen-Hung Lau, a director of AutoChina. Each of Mr. Li and Mr. Lau hold 19.60% and 21.71%, respectively, of indirect beneficial ownership in Beiguo and Renbai. The financing arrangement was established for our purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business. As of December 31, 2010, the aggregate amounts due to Beiguo and Renbai was approximately $0.1 million.  This represents a decrease of $117.6 million compared with the balances as of December 31, 2009. According to the financing arrangement between the Company, Beiguo and Renbai, the accounts payable is at an interest rate of 4.00% per annum for the funds obtained. Such financing arrangement is guaranteed by Mr. Li, who, in addition to being a shareholder, has a long term business relationship with Beiguo and Renbai, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days.  Such costs are accounted for as interest expense between related parties. The Company expects not to continue relying on this financing arrangement with Beiguo and Renbai in the foreseeable future.

As of December 31, 2010, our balance of borrowings amounted to $74.2 million and $3.1 million from Hebei Kaiyuan and Hebei Shengrong, respectively, which are entities controlled by Mr. Yong Hui Li. Each of these loans was entered into to satisfy our short-term capital needs. The amount due to Hebei Kaiyuan is non-interest bearing. In addition, the payable balances of each loan are unsecured and due on demand by the lender. The amount due to Kaiyuan Shengrong bears the interest rate of 5.31% per annum, which is adjustable in connection with the base rate established by the People’s Bank of China, is unsecured and was due and repaid in full in July 2011.

As of December 31, 2010, the Company had short-term borrowings of $117.5 million, including $94.1 million in loans from various Chinese banks, $13.8 million in lease securitization borrowings and $9.6 million in short-term borrowing from a third party in the PRC. In addition, the Company also had long-term borrowings of $42.4 million from a Chinese bank.

On December 8, 2009, the Company set the redemption date of January 8, 2010 for our issued and outstanding warrants. Upon completion of the warrant exercises and redemption on January 8, 2010, an aggregate of 4,080,690 warrants were exercised by the warrant holders and the Company received total net proceeds of $20.4 million. On March 30, 2010, the Company completed a registered direct offering of 2,000,000 of its ordinary shares at $35 per share. This offering resulted in net proceeds to the Company of $66.2 million.

On January 30, 2011, Kaiyuan Auto Trade, a VIE of the Company, entered into a loan agreement with China Citic Bank, Shijiazhuang, Hebei Province Branch (“CITIC Lender”). Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB170 million from CITIC Lender. The loan was fully drawn on February 1, 2011. The loan bears interests at 6.391% per annum, payable monthly. The loan was expired on October 16, 2011 and subsequently renewed at the same date. The obligations of Kaiyuan Auto Trade under the loan with CITIC Lender is secured by the properties owned by an affiliate, Hebei Kaiyuan. The loan is also guaranteed by Hebei Chuangjie Trading Co., Ltd. (“Chuangjie Trading”), a subsidiary of the Company and beneficiary of the trust account established between the Company and CITIC Group pursuant to the Company commercial vehicle financing structure, which provides CITIC Lender a security interest in Chuangjie Trading’s right to certain truck lease fees. The total trust assets are currently approximately RMB 1.8 billion. After the renewal of the loan on October 9, 2011, it will bear interest at 7.872% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. Other terms remain unchanged and the loan will be repaid on September 4, 2012.

On March 7, 2011, Hebei Xuhua Trading, a VIE of the Company, entered into a loan agreement with CITIC Lender.  Pursuant to the loan agreement, Hebei Xuhua Trading borrowed RMB150 million from CITIC Lender. The loan (“CITIC Loan”) was fully drawn on March 9, 2011. The loan bears interests at 6.666% per annum, representing a 60.6 basis point premium to the 1-year benchmark rate of 6.06% established by the People’s Bank of China, payable monthly. The loan matures on March 9, 2012.  Failure to pay the loan on time would result in a 50% interest penalty to the Company (a 50% increase in the interest rate during the time the loan remains outstanding past the due date or is delinquent). The proceeds of the loan may only be used for truck purchases pursuant to the Company’s commercial vehicle sales, servicing, leasing and support business.  CITIC Lender is entitled to audit the books and record of the Company to ensure that the proceeds are being used in accordance with the terms of the CITIC Loan.  Use of the funds other than as provided for in the CITIC Loan would result in a 100% interest penalty to AutoChina (a doubling of the amount of interest payments due beginning from the date the funds are used for other purposes). The loan is guaranteed by Chuangjie Trading, which provides CITIC Lender a security interest in Chuangjie Trading’s right to certain truck lease fees.

On March 29, 2011, Fancy Think Limited, an indirect wholly-owned subsidiary of the Company, entered into an advance agreement with Honest Best, pursuant to which Fancy Think Limited received a short-term loan in the amount of $61,570,000 from Honest Best. The loan bears interests at 3.95% per annum, is unsecured and must be repaid in full on demand by Honest Best. On September 1, 2011, Honest Best and Fancy Think Limited entered into a supplementary agreement to increase the interest rate to 8.00% per annum beginning October 1, 2011.

Commencing May 25, 2011, Kaiyuan Auto Trade entered into a series of loan agreements, which loan agreements we refer to as the ICBC Loans, with Industrial and Commercial Bank of China, Hebei Province Branch, or ICBC Lender, to renew its existing bank loans for the aggregate of RMB250 million from ICBC Lender. The ICBC Loans will bear interest at the range of 6.31% to 7.572% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. The ICBC Loans are secured by certain receivables to which Kaiyuan Auto Trade is entitled. The ICBC Loans have a term of ten to twelve months from the receipt of the funds and repayment is required to begin on February 28, 2012.

On June 29, 2011, Ganglian Finance Leasing Co., Ltd., an indirect wholly-owned subsidiary of the Company, entered into an agreement providing for a RMB65 million line of credit facility with CITIC Lender. This facility is guaranteed by Chuangjie Trading, which secured its right to certain truck lease fees.

On June 28, 2011, Kaiyuan Auto Trade entered into a loan agreement with CITIC Lender, to renew a 1-year bank borrowing of RMB80 million. The loan will bear interest at 7.2565% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. The loan is guaranteed by Chuangjie Trading, which provides CITIC Lender a security interest in Chuangjie Trading’s right to certain truck lease fees, and matures on July 5, 2012.

On August 26, 2010, Borrower entered into a loan agreement, which loan agreement we refer to as the Hua Xia Loans, with Hua Xia Bank, Hebei Province Branch, or Hua Xia Lender. Pursuant to the Hua Xia Loans, Borrower has borrowed RMB200 million from Hua Xia Lender. The Hua Xia Loan is secured by certain receivables to which Borrower is entitled and guaranteed by Chuangjie Trading. The Hua Xia Loan bears interest at 5.94% per annum, adjustable in connection with the base rate established by the People's Bank of China, payable monthly. The Hua Xia Loan was fully drawn on August 26, 2010 and matures on August 25, 2012.

On September 23, 2011, Hebei Xuhua Trading, entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Hebei Xuhua Trading borrowed RMB50 million from CITIC Lender. The loan was fully drawn on September 26, 2011. The loan bears interests at 7.872% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. The loan is guaranteed by Chuangjie Trading which secured its right to certain truck lease fees, and matures on September 4, 2012.

On September 23, 2011, Chuanglian, a subsidiary of the Company, entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Chuanglian borrowed RMB50 million from CITIC Lender. The loan was fully drawn on September 26, 2011. The loan bears interests at 7.872% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. The loan is guaranteed by Chuangjie Trading which secured its right to certain truck lease fees, and matures on September 26, 2012.

On September 26, 2011, Chuangjie Trading guaranteed a loan issued by CITIC Lender to an affiliate of the Company’s Chairman, Mr. Yong Hui Li, in the amount of RMB20 million, and such affiliate lent RMB20 million to Kaiyuan Auto Trade on the same terms as the original loan from CITIC Lender to the affiliate, which loan we refer to as the New Affiliate Loan. The term of the New Affiliate Loan is from September 26, 2011 until September 25, 2012. The New Affiliate Loan bears interest at 8.20% per annum, which is adjustable in connection with the base rate established by the People’s Bank of China, and payable in one lump sum upon repayment of the principal.

After taking into consideration our lease securitization program, our financing arrangements with our affiliates, our existing cash resources, the net proceeds received from the shares issued for exercise of warrants, registered direct offering completed in March 2010 and the sale of the automotive dealership business in December 2009, we believe we have adequate sources of liquidity to meet our short-term obligations and working capital requirements for at least the next 12 months. However, the Company may elect to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions and/or the sale of equity.

Registered Direct Offering

On March 30, 2010, the Company completed a registered direct offering of 2,000,000 of its ordinary shares at $35 per share. This offering resulted in net proceeds to the Company of $66.2 million, after deducting underwriting fees and offering expenses of $3.7 million.

Working Capital

As of December 31, 2010 and 2009, the Company had working capital of $127.4 million and $13.7 million, respectively.

As a result of the exercise of warrants in connection with our warrant redemption in January 2010 and registered direct offering completed in March 2010, the Company received the total net proceeds of $86.6 million (including $10.1 million proceeds from the shares issued through the exercise of warrants received in December 2009). These net proceeds provided additional funds to finance the Company’s operations. The sale of the Company’s automotive dealership business, which was completed in December 2009, and the drawdown of fund from the banking and other facilities, and loan from affiliates during the year ended December 31, 2010, have also provided additional capital to support operations.

The Company anticipates that it will have adequate sources of working capital in the foreseeable future. However, the Company may elect to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions and/or the sale of equity.

Financial Condition

The following table sets forth the major balance sheet accounts of AutoChina at December 31, 2010, 2009 and 2008 (in thousands) and excludes items related to discontinued operations:

	As of December 31,
	2010	2009	2008
		As Restated
Assets:
Cash and cash equivalents	$30,931	$36,768	$3,869
Restricted cash	—	12,450	—
Deposits for inventories	1,004	17,388	428
Net investment in sales-type leases	424,113	216,577	23,359
Property, equipment and improvements, net	$2,669	$2,103	$1,799
Liabilities:
Accounts payable, related parties	$16,202	$117,725	$2,272
Trade notes payable	—	12,450	—
Short-term borrowings	117,485	8,788	—
Long-term borrowings	42,485	—	—
Earn-out obligation	73,100	57,300	—
Due to affiliates	$77,295	$38,246	$5,894

Restricted cash was pledged as a condition to secure short-term borrowings and trade notes payable, which the Company used as financing to purchase commercial vehicles. At December 31, 2010, restricted cash was nil, which decreased $12.5 million compared with December 31, 2009. Our repayment of $12.5 million in trade notes payable during 2010 allowed for the release of the $12.5 million in restricted cash. During the year ended December 31, 2010, the Company also obtained a new short-term borrowing of $19.6 million which required the pledge of $20.6 million of cash. However, that was repaid in December 2010, and thus the restricted cash balance became nil by the end of 2010.

Deposits for inventory balances decreased throughout the period. As of December 31, 2010, deposits for inventories were $1.0 million as compared to $17.4 million on December 31, 2009, although revenues for commercial vehicles increased 82.0% for the year ended December 31, 2010 compared with the year ended December 31, 2009. Since the robust growth of commercial vehicle sales since the fourth quarter of 2009 began to slow in the fourth quarter of 2010, the number of commercial vehicles contracts entered into during the fourth quarter of 2010 was lower, and led to a decrease of deposits for commercial vehicle inventories at December 31, 2010.

Net investment in leases began in March 2008 as a result of the inception of the commercial vehicles sales, servicing, leasing, and support business under which the Company enters into monthly installment arrangements with customers for a 26-month period. As the Company continued to experience significant growth in revenue throughout the period, the balance of net investment in leases increased accordingly.

Property, equipment and improvements increased to $2.7 million as of December 31, 2010, an increase of $0.6 million, or 26.9%, as compared with December 31, 2009. The increased expenditures primarily relates to costs associated with expanding the number of commercial vehicle sales, servicing, leasing and support centers during the year.

Accounts payable, related parties were related to the financing arrangement for the Company’s purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business. It has decreased from $117.7 million to $16.2 million on December 31, 2010, a decrease of $101.5 million, or 86.2%, as compared with December 31, 2009. As the Company obtained alternative funding sources from short-term borrowings, long-term borrowings and amounts due to affiliates, it has reduced its reliance on the accounts payable from related parties.

Trade notes payable were promissory notes which were secured by cash deposits with banks (restricted cash). Trade notes payable was nil in December 31, 2010 while it was $12.4 million in December 31, 2009. The decrease was due to the settlement of such notes as of December 31, 2010.

Short-term borrowings represent loans from various banks, a third party and lease securitization borrowings arranged by the Trustee in the PRC. Short-term borrowings were used for working capital and capital expenditures purposes. The borrowings increased to $117.5 million as of December 31, 2010 from $8.8 million in December 31, 2009, because the Company was granted additional banking facilities from two PRC banks and a third party during the period. In addition, beginning in November 2010, the Company began engaging the Trustee to securitize part of its lease receivables for borrowings. The term of the resultant outstanding loans ranged from 6 months to 1 year and began to expire in May 2011.

Long-term borrowings loans represent loans from a PRC bank that were used for working capital purposes. The loans increased to $42.4 million as of December 31, 2010 from nil in December 31, 2009, since the Company was granted additional banking facilities from a PRC bank. The term of the outstanding loan will expire in August 2012.

Earn-out obligation represented the obligation of the Company to issue earn out shares and release hold back shares of the Company pursuant to the terms of the share exchange agreement. The amounts of the fair value of the earn-out obligation are assessed each quarter.

The Company’s borrowings fluctuate primarily based upon a number of factors, including (i) revenues, (ii) changes in accounts and lease receivables, (iii) capital expenditures, and (iv) deposits adjusted for changes in inventories. Historically, income from operations, as well as borrowings on the revolving credit facilities, has funded accounts and lease receivables growth, inventory growth and capital expenditures.

The following table sets forth certain historical information with respect to the Company’s statements of cash flows (in thousands):

	Years Ended December 31,
	2010	2009	2008
Net cash used in operating activities	$(149,072)	$(193,205)	$(4,198)
Net cash provided by (used in) investing activities	2,134	34,481	(1,922)
Net cash provided by financing activities	139,878	172,048	9,390
Net cash flow provided by (used in) discontinued operations	—	5,763	(125)
Effect of exchange rate change	1,223	275	1,441

Net (decrease) increase in cash and cash equivalents	$(5,837)	$19,362	$4,586

Operating Activities. The Company used $149.1 million in operating activities for the year ended December 31, 2010, as compared to $193.2 million for the year ended December 31, 2009, representing a decrease of $44.1 million. This decrease in cash flows used in operating activities was attributable primarily to the increase in net income from continuing operations and decrease of deposits for inventories, while it is partly offset by the increase of net investment in sales-type leases and accounts receivable, which were related to the growing commercial vehicles sales, servicing, leasing and support business.

In the year ended December 31, 2010, the Company used $149.1 million in operating activities. During 2010, the Company had a net loss of $62.9 million. In addition, the Company increased the net investment in sales-type leases by $194.5 million, increased accounts receivable by $20.3 million, increased inventory by $1.3 million, decreased trade notes payable by $12.6 million and decreased accounts payable by $2.8 million. However, there was a decrease in deposits for inventories of $16.6 million, an increase of loss on change in fair value of earn-out obligation of $100.4 million, an increase of account payables, related parties of $16.1 million, an increase in other payables and accrued liabilities of $4.2 million and an increase in income tax payable of $4.9 million. The remaining balance of $2.9 million arises from changes in prepaid expenses and other current assets, customer deposits, notes receivable, depreciation and amortization and other items.

In the year ended December 31, 2009, the Company used $193.2 million in operating activities. During 2009, the Company had a net loss of $53.2 million, under which $9.7 million of income was generated from discontinued operations, $5.7 million of income was related to gain on disposal of discontinued operations and an additional $5.7 million of income was a non-cash gain related to the realization of foreign currency translation adjustments as a result of the sale of our dealership business (discontinued operations). In addition, the Company increased the loss on change in fair value of earn-out obligation by $89.5 million, increased the net investment in sales-type leases by $193.2 million, increased deposits for inventories by $17.0 million, and decreased customer deposits, related party by $16.1 million. However, there were increases in trade notes payable of $12.4 million, an increase in other payables and accrued liabilities of $1.6 million and an increase in accounts payable of $3.5 million, and decreased inventory of $1.1 million. The remaining balance of $0.7 million arises from changes in prepaid expenses and other current assets, customer deposits, income tax payable, depreciation and amortization and other items.

In the year ended December 31, 2008, the Company used $4.2 million in operating activities. During 2008, the Company had a net income of $8.0 million; however, $6.9 million of this was from discontinued operations. In addition, the Company increased the net investment in sales-type leases by $23.7 million, increased prepaid expense and other current assets by $1.4 million, and increased inventories of$1.2 million. However, there were increases in customer deposits, related party of $16.1 million, and an increase in accounts payable by $4.9 million. The remaining balance of $0.3 million arises from changes in income tax payable, deposits for inventories, depreciation and amortization and other items.

Since the Company continued to expand its commercial vehicles sales, servicing, leasing and support business since its inception in March 2008, cash flow used in operating activities in the years ended December 31, 2009 and 2010 has increased significantly compared to the year ended December 31, 2008. We expect to continue to use a significant amount of cash flow for operating activities.

Investing Activities. Net cash provided by investing activities was $2.1 million in the year ended December 31, 2010 and the net cash used in investing activities was $34.5 million in the year ended December 31, 2009.

In addition to the purchase of property, equipment and improvements, the Company received $67.3 million of proceeds from the sale of the dealership businesses during the year ended December 31, 2009.  Furthermore, the increase of amount due from affiliate and change in restricted cash, which was pledged to banks for borrowings, has also affected the net cash used in investing activities.

Financing Activities. Net cash provided by financing activities was $139.9 million in the year ended December 31, 2010, $172.0 million in the year ended December 31, 2009 and $9.4 million in the year ended December 31, 2008. In the year ended December 31, 2010, the Company increased total net borrowings by $146.8 million, received total net proceeds of $86.6 million from the exercise of warrants in January 2010 and a registered direct offering completed in March 2010 (including $10.1 million proceeds from the exercise of warrants received in December 2009 in connection with our warrant redemption) and obtained net proceeds of $37.3 million in borrowings from affiliates, Hebei Kaiyuan and Kaiyuan Shengrong. The Company repaid the net amount of $119.1 million from our affiliates, Beiguo and Renbai, through a financing arrangement.  On the other hand, it used $1.6 million to repurchase the Company’s ordinary shares through the share repurchase program during the year ended December 31, 2010. In the year ended December 31, 2009, the Company increased the total net borrowings by $8.4 million, obtained net proceeds through the financing arrangement with Beiguo and Renbai by $115.4 million, and obtained net proceeds from affiliates of $31.9 million. The Company also acquired cash of $1.7 million from the reverse merger, while it paid $0.4 million for repurchasing warrants subsequent to the closing of the reverse merger, received $5.0 million from the release of restricted cash held in escrow and received $10.1 million from issuing shares for exercise of warrants. In the year ended December 31, 2008, the Company had a capital contribution of $7.1 million from its shareholders. It has also obtained proceeds from the financing arrangement with an affiliate for $2.3 million in the year ended December 31, 2008.

Net cash provided by (used in) discontinued operations. Net cash provided by discontinued operations was nil and $5.8 million in the years ended December 31, 2010 and 2009, respectively. The discontinued operations used cash of $0.1 million in the year ended December 31, 2008. In the year ended December 31, 2009, the net cash provided by discontinued operations resulted primarily from the increase in operating activities compared with the year ended December 31, 2008. In the year ended December 31, 2010, the discontinued operations ceased to contribute to the cash flow of the Company.

Historically, most or all of available cash is used to fund the investment in sales-type leases, inventory growth and for capital expenditures. To the extent the investment in sales-type leases and inventory growth and capital expenditures exceed income from operations, generally the Company increases the borrowings under its financing facilities and from affiliates.

The Company currently leases all of the properties where commercial vehicle sales, servicing, leasing and support centers are located. It expects to continue to lease the majority of the properties where new stores or centers are located.

At December 31, 2010, the Company had $30.9 million of cash on hand, with $28.4 million of cash held in Renminbi. On a short-term basis, the Company’s principal sources of liquidity include income from operations, short-term and long-term borrowings from financial institutions including accounts payable, related party, and third party lease securitization borrowings. On a longer-term basis, the Company expects its principal sources of liquidity to consist of income from operations, borrowings from financial institutions and lease securitization, affiliates and/or fixed interest term loans. Further, the Company believes, if necessary, it could raise additional capital through the issuance of debt and equity securities.

The Company expects to use cash to (i) increase its net investment in sales-type leases in line with its revenue growth, and (ii) purchase property and equipment and make improvements on existing property by the end of the year in connection with adding 200 stores. 85 stores have been added in 2011 already, at an aggregate cost of $765,000. An additional 115 stores are planned to be opened and expect to use $1,035,000 of cash from operations as capital expenditure for the expansion. We believe that we have adequate liquidity to satisfy our capital needs for the near term, however we may need to raise additional capital to maintain our high rate of growth.

AutoChina’s borrowings primarily consisted of (i) Short-term borrowings; (ii) Long-term borrowings; (iii) Accounts payable, related parties.

Short-term borrowings. Short-term borrowings represented loans from various financial institutions, a 6-month short-term loan from a third party and lease securitization borrowings that were used for working capital and capital expenditures purposes. The loans from various financial institutions bear interest at rates ranging from 5.31% to 6.39% as of December 31, 2010 and have terms within one year. The loan from a third party does not bear interest as of December 31, 2010 and has been fully repaid in March 2011. Lease securitization borrowings bear interest at a rate of 9.41% as of December 31, 2010, are denoted in RMB and have terms within one year.

Long-term borrowings. Long-term borrowings represented bank loans from a PRC bank that was used for working capital purposes, are denoted in RMB and have terms between one to two years. The loans bear interest at an average rate of 6.44% as of December 31, 2010 and will expire in August 2012.

Accounts payable, related parties.

Accounts payable from related parties relates to financing arrangements for AutoChina’s purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business with two of its affiliates, Beiguo and Renbai, companies affiliated with Mr. Li. and Mr. Lau. According to the financing arrangement between the Company, Beiguo and Renbai, the accounts payable are at an interest rate of 4.00% per annum for the funds obtained.  Such financing arrangement is guaranteed by Mr. Li, who has a long term business relationship with Beiguo and Renbai (and is an indirect shareholder of each), on behalf of the Company. In addition, the payable balances of each loans are unsecured and due in 180 days. Such costs are accounted for as interest expense between related parties.  The Company expects not to continue relying on this financing arrangement with Beiguo and Renbai in the foreseeable future.

Starting from the fourth quarter of 2010, the Company incurred accounts payable of $16.1 million for AutoChina’s purchase of commercial vehicles for leasing from Ruituo, a company which is controlled by Mr. Li. The amount due to Ruituo is arisen from the purchase of commercial vehicles and is non-interest bearing. In addition, the payable balances is unsecured and due on demand by Ruituo. The Company expects to continue relying on the financing from Ruituo in the foreseeable future.

The Company’s borrowings fluctuate based upon a number of factors including (i) revenues, (ii) change of net investment in sales-type leases, (iii) capital expenditures, and (iv) inventory and deposits for inventories changes. Historically, income from operations, as well as borrowings on the revolving credit facilities, have driven account and notes receivables growth, inventory growth and capital expenditures.

Cash and cash equivalents as of December 31, 2010 are mainly held by the Company’s subsidiaries and VIEs. These cash balances cannot be transferred to the Company by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements.

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

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends.  Each of our PRC subsidiaries is continuing to make contributions to their respective reserve funds as they have not reached the 50% threshold. We record these as contributions to equity.

Contractual Payment Obligations

The following is a summary of the Company’s contractual obligations for continuing operations as of December 31, 2010 (in thousands):

	Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Operating leases	$2,167	$1,183	$974	$10	$—
Short-term borrowings	117,485	117,485	—	—	—
Accounts payable, related parties	16,202	16,202	—	—	—
Long-term borrowings	42,485	—	42,485	—	—
Due to affiliates	77,295	77,295	—	—	—
Deposit for lease securitization program	5,311	5,311	—	—	—

Total	$261,245	$217,476	$43,459	$10	$—

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases. The Company also has a commitment to pay the Trustee a deposit for the lease securitization program.

Off-Balance Sheet Arrangements

In July 2010, the Company provided a bank loan guarantee and pledged lease receivables to an affiliate, Kaiyuan Shengrong, for the amount of RMB20 million. Kaiyuan Shengrong granted a RMB20 million one-year loan from a local bank and lent RMB20 million to the Company at the same time. Kaiyuan Shengrong borne the interest rate of 5.31% per annum, which is adjustable in connection with the base rate established by the People’s Bank of China, and it charged the Company at the same interest rate. Kaiyuan Shengrong’s bank loan was fully repaid in July 2011 and the Company ceased the bank loan guarantee accordingly.

In September 2011, the Company provided a bank loan guarantee and pledged lease receivables to Kaiyuan Shengrong for the amount of RMB20 million. Kaiyuan Shengrong granted a RMB20 million one-year loan from a local bank and lent RMB20 million to the Company at the same time. Kaiyuan Shengrong borne the interest rate of 8.20% per annum, which is adjustable in connection with the base rate established by the People’s Bank of China, and it charged the Company at the same interest rate. The bank loan and respective bank loan guarantee will be matured in September 2012.

Recently Adopted Accounting Pronouncements

In June 2009, generally accepted accounting principles for reporting and accounting for transfers of financial assets, was revised and is to be applied to financial asset transfers on or after the effective date, which was January 1, 2010 for the Company’s financial statements. This changes and limits the circumstances in which a financial asset may be de-recognized when the transferor has not transferred the entire financial asset or has continuing involvement with the transferred asset. The concept of a qualifying special-purpose entity, which had previously facilitated sale accounting for certain asset transfers, is removed by this change. The Company adopted this revision on January 1, 2010 and did not have a material effect on its financial position or results of operations.

In June 2009, generally accepted accounting principles amended the accounting for VIEs is effective for reporting periods beginning after November 15, 2009. The amendments change the process for how an enterprise determines which party consolidates a VIE to a primarily qualitative analysis. It defines the party that consolidates the VIE (the primary beneficiary) as the party with (1) the power to direct activities of the VIE that most significantly affect the VIE’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. Upon adoption, reporting enterprises must reconsider their conclusions on whether an entity should be consolidated and should a change result; the effect on net assets will be recorded as a cumulative effect adjustment to retained earnings. The Company adopted the revision on January 1, 2010 and did not have a material effect on its financial position or results of operations.

In June 2009, the FASB issued new accounting guidance related to the accounting for transfers of financial assets, Accounting Standards Codification (“ASC”) Topic 860, “Accounting for Transfers of Financial Assets”. This guidance removed the concept of a qualifying special-purpose entity and removed the exception from applying consolidation guidance to these entities. This update also clarified the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. The Company adopted the guidance on January 1, 2010 and did not have a material effect on its financial position or results of operations.

In January 2010, the FASB issued new accounting guidance related to the disclosure requirements for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure are effective for fiscal years beginning after December 15, 2009, except for the disclosure requirements for related to the purchases, sales, issuances and settlements in the roll-forward activity of Level 3 fair value measurements. Those disclosure requirements are effective for fiscal years ended after December 31, 2010. The Company has adopted the new guidance on January 1, 2010 and the adoption did not have a material impact on our consolidated financial statements.

In February 2010, the FASB issued amended guidance on subsequent events. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and the Company adopted these new requirements since the first quarter of fiscal 2010.

In July 2010, the FASB issued ASU 2010-20, “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (ASU 2010-20). ASU 2010-20 requires entities to provide disclosures designed to facilitate financial statement users’ evaluation of (i) the nature of credit risk inherent in the entity’s portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowance for credit losses. Disclosures must be disaggregated by portfolio segment, the level at which an entity develops and documents a systematic method for determining its allowance for credit losses, and class of financing receivable, which is generally a disaggregation of portfolio segment. The required disclosures include, among other things, a rollforward of the allowance for credit losses as well as information about modified, impaired, non-accrual and past due loans and credit quality indicators. ASU 2010-20 is effective for the Company’s financial statements as of December 31, 2010, as it relates to disclosures required as of the end of a reporting period. Disclosures that relate to activity during a reporting period will be required for the Company’s financial statements that include periods beginning on or after January 1, 2011.

Recently Issued Accounting Pronouncements

In September 2009, the FASB issued Accounting Standards Update (“ASU”). 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” (ASU 2009-13). It updates the existing multiple-element revenue arrangements guidance currently included under ASC 605-25, which originated primarily from the guidance in EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. ASU 2009-13 will be effective for the first annual reporting period beginning on or after June 15, 2010. Management believes that the adoption of the standard will not have a material impact on the Company’s financial position or results of operation.

In April 2010, the FASB issued ASU 2010-13, “Compensation – Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” (ASU 2010-13). ASU 2010-13 provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Management believes that the adoption of the standard will not have a material impact on the Company’s financial position or results of operation.

In December 2010, the FASB issued ASU 2010-28, “Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (ASU 2010-28). The objective of this update is to address questions about entities with reporting units with zero or negative carrying amounts because some entities concluded that Step 1 of the test is passed in those circumstances because the fair value of their reporting unit will generally be greater than zero. The amendments in this update modify Step 1 of the goodwill impairment test for reporting with zero or negative carrying amounts. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company’s reporting unit for goodwill impairment testing is greater than zero, therefore, ASU 2010-28 will not apply and there will be no impact on the financial position or results of operation.

In December 2010, the FASB issued ASU 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations” (ASU 2010-29). The objective of this update is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting only. This update also expands supplemental pro forma disclosures under Topic 805. These amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of ASU 2010-29 will not have an impact on the financial statements as it affects disclosures only and will apply prospectively to future business combinations.

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, which is not expected to have a material impact on the Company’s financial position or results of operation upon adoption.

Management does not believe that any other recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company’s financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to accounts receivable and the related provision for doubtful accounts, tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, the purchase price allocation on acquisitions, and contingencies and litigation, among others. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements: long-lived assets, income taxes and accounts receivable.

Impairment of long-lived assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the periods presented.

Income Taxes. The Company accounts for income taxes in accordance with U.S. GAAP, which require recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Provision for accounts receivable and net investment in sales-type lease. Accounts receivables are unsecured, are stated at the amount the Company expects to collect from the value added services and the past due net investment in sales-type leases. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. Net investment in sales-type leases and receivables from value-added services is considered impaired, based on current information and events, if it is probable that we will be unable to collect all amounts due according to the contractual terms of the lease. The net investment in sales-type leases and receivables from value-added services will be reviewed for impairment at each quarter end. Included in these amounts are leases that are default, non-performing or in bankruptcy. Based on our experience on non-performing sales-type leases, we also make provision for performing loans. Recognition of income is suspended and a lease is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases are recorded against the receivable and then to any unrecognized income. As of December 31, 2010 and 2009, the management reviewed historical trend of collectability of the account receivable and net investments in sales-type leases balances and provided $1,745,000 and $298,000 allowance for the uncollectible receivables, respectively.

Revenue Recognition. The Company recognized the lease financing arrangement as a sales-type lease.  For the commercial vehicles financed by the Company, the Company recognized revenue when the following conditions are met: a) When the lease contract is signed, b) When the customer has taken possession of the vehicle, and c) Only if the collectability of owed amounts are reasonably assured. The Company recognized the revenue using the fair value of the commercial vehicles which is by reference with the retailed market price. The Company also records the sale of the GPS tracking unit sold to the lessee upon the transfer of the title and delivery of the product. These sales revenues are recorded as “Commercial Vehicles”.

The agency income generated from the purchase and sales of trading materials to affiliates are considered as agency sales and the revenue generated on such transactions are recorded upon the completion of the agency transaction. Under ASC 605-45, “Reporting Revenue Gross as a Principal versus Net as an Agent”, the sales transaction by the Company to its affiliates are considered as agency sales and the revenue generated on such transactions are recorded at net basis.

A membership fee is charged to all lessees for the privilege of utilizing the Company’s store branch network for services which include general support services, licensing and permit services, insurance services and registration services. The membership fee is charged and collected by the Company when a sales-type lease is signed. The Company records the amount as a deduction of minimum lease payment receivable. Revenue from our membership fee is deferred and recognized ratably over the term of the sales-type lease. The difference between the gross investment in the lease ( and the fair value of the commercial vehicles is recorded as unearned income and amortized based on the effective interest rate method over the lease term. Management servicing fees are recognized when services are rendered. The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Commission income is recorded when the insurance contract is signed and the insurance premium is paid to the insurance company. Under the value added services (tires, fuel, insurance and second hand vehicles financing services), the Company provided one to three months revolving credit facilities to the eligible customers. Revenue from our tires, fuel, insurance and second hand vehicles financing services that is charged and collected at the beginning of the financing period is deferred and recognized ratably based on the effective interest rate method over the term of the financing period.

The membership fee, interest from sales-type lease, management servicing fee, commission fee and revenues from tires, fuel and insurance financing services are recorded as “Finance and insurance”.

Penalty income generated from the lessees for late payment is recognized when the payment is overdue and the collectability is reasonably assured. This income is recorded as “Other income”.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

AutoChina’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. AutoChina has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of December 31, 2010, AutoChina’s total outstanding interest-bearing loans amounted to $153.4 million with interest rates in the range of 4.00% to 9.41% per annum.  AutoChina has not been exposed, nor does it anticipate being exposed, to material risks due to changes in market interest rates.

Credit Risk

AutoChina is exposed to credit risk from its cash and cash equivalents, accounts receivable and net investment in sales-type leases. The credit risk on cash and cash equivalents is limited because the counterparties are recognized financial institutions. Accounts receivable and net investment in sales-type leases are subjected to credit evaluations and evaluation analysis on the residual value of the relevant leased commercial vehicles. An allowance would be made, if necessary, for estimated irrecoverable amounts by reference to past default experience, if any, and by reference to the current economic environment.

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

Net loss for the year ended December 31, 2010 of RMB425.8 million is reported as $62,892,000 based on the 2010 year-to-date average Renminbi to U.S. dollar exchange rate of 6.7696.  Net loss would decrease $1,123,000 to $61,769,000 based on the December 31, 2010 exchange rate of 6.5906 Renminbi per U.S. dollar.  However, net loss would increase $7,622,000 to $70,514,000 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Net loss for the year ended December 31, 2009 of RMB363.4 million is reported as $53,193,000 based on the 2009 year-to-date average Renminbi to U.S. dollar exchange rate of 6.8317.  Net loss would decrease $22,000 to $53,171,000 based on the December 31, 2009 exchange rate of 6.8271 Renminbi per U.S. dollar.  In additional, net income would increase $5,839,000 to $59,032,000 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Net income for the year ended December 31, 2008 of RMB 55.9 million is reported as $8,043,000 based on the 2008 year-to-date average Renminbi to U.S. dollar exchange rate of 6.9464.  Net income would increase $122,000 to $8,165,000 based on the December 31, 2008 exchange rate of 6.8430 Renminbi per U.S. dollar.  However, net income would decrease $1,314,000 to $6,729,000 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

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

Seasonality

Our first fiscal quarter (January through March) and third fiscal quarter (July through September) are expected to be slower for commercial vehicles sales. Conversely, our second fiscal quarter (April through June) and fourth fiscal quarter (October through December) are expected to have stronger sales. Therefore, we generally expect to realize a higher proportion of our revenue and operating profit during the second and fourth fiscal quarters. We expect this trend to continue in future periods. If conditions arise that impair vehicle sales during the second to fourth fiscal quarters, the adverse effect on its revenues and operating profit for the year could be disproportionately large.

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company’s results.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

AutoChina’s current directors, executive officers and key employees are as follows:

Name	Age	Position
Yong Hui Li	49	Chairman, Chief Executive Officer and Director
Lei Chen	45	Senior Vice President
Jason Wang	35	Chief Financial Officer
Xing Wei	50	Chief Operating Officer
Hui Kai Yan	46	Director and Secretary
James Cheng-Jee Sha	41	Director
Diana Chia-Huei Liu	47	Director
Thomas Luen-Hung Lau	57	Director

Yong Hui Li has served as AutoChina’s Chairman and Chief Executive Officer and as a member of AutoChina’s Board of Directors since April 9, 2009. Mr. Li is the founder, Chairman and Chief Executive Officer of ACG and Hebei Kaiyuan Real Estate Development Co., Ltd. which was previously the second largest shareholder of Shijiazhuang International Building, a construction company traded on the Shenzhen Stock Exchange under the ticker symbol CN: 000600. Mr. Li founded Hebei Kaiyuan Real Estate Development Co., Ltd. in November 1998, and ACG in July 2007. Mr. Li has also served as the Chairman of Prime Acquisition Corp., a blank check company, since its inception in February 2011. From February 2001 to May 2006, Mr. Li helped oversee Kaiyuan Real Estate Development Co., Ltd’s development of the largest steel-framed construction project in Hebei Province, consisting of residential complexes, office towers and an upscale shopping mall, which covered over one million square feet. In 1994, Mr. Li founded Shijiazhuang Hi-tech Zone Kaiyuan Auto Trade Co., which was a pioneer in the commercial vehicle leasing business in Hebei Province. He graduated from Tianjin University in June 1985 with a bachelor degree in Optical Physics.

Lei Chen has served as AutoChina’s Senior Vice President since April 9, 2009. Mr. Chen has served as a Senior Vice President in charge of the finance department and investor relations services for ACG since September 2008. From January 1996 to September 2008, Mr. Chen served as a Senior Vice President in charge of the finance department and investor relations services for Hebei Kaiyuan Auto Trading Co., Ltd., a company affiliated with Yong Hui Li. Mr. Chen received a Bachelor of Economics degree from Hebei Finance and Economics University, China.

Jason Chia-Lun Wang has served as our Chief Financial Officer since July 2009.  Mr. Wang has also served as an independent director of Prime Acquisition Corp., a blank check company, since its inception in February 2011. From December 2007 until joining AutoChina, Mr. Wang served as Director of Research and Analytics at Private Equity Management Group Inc. where he was responsible for analysis of prospective investments, credit and cash flow analysis, and valuations.  From July 2005 until December 2007, Mr. Wang worked at QUALCOMM Inc., a developer and innovator of advanced wireless technologies, products and services, where his responsibilities included all phases of venture capital investing, from target company identification to portfolio management. From July 2004 until July 2005, Mr. Wang was an investment banking associate at Relational Advisors LLC, where he specialized in mergers and acquisitions and debt and equity fundraising. From March 2000 until July 2002, Mr. Wang was the Director of Corporate Development and Planning at 24/7 Real Media Inc., a global digital marketing company. Prior to that, Mr. Wang was an investment banking analyst in the Global Mergers and Acquisitions Group at Chase Securities Inc. Mr. Wang received his MBA from the UCLA Anderson School of Management in June 2004 and Bachelors degrees from both the Wharton School and the School of Engineering and Applied Science at the University of Pennsylvania in May 1998.

Xing Wei has served as AutoChina’s Chief Operating Officer since April 9, 2009. Mr. Wei has served as Chief Operating Officer of ACG since September 2008. From July 2001 to September 2008, Mr. Wei served as Chief Operating Officer for Hebei Kaiyuan Real Estate Development Co., Ltd., a company affiliated with Yong Hui Li. Mr. Wei received a Bachelor of Engineering degree from Hebei Building Engineering University and a Bachelor of Economics degree from Hebei University.

Hui Kai Yan has served as AutoChina’s Secretary and as a member of AutoChina’s Board of Directors since April 9, 2009. Mr. Yan has also served as the Chief Operating Officer and a director of Prime Acquisition Corp., a blank check company, since its inception in February 2011. Mr. Yan has been Senior Vice-President of ACG since September 2008, and was vice president of Hebei Kaiyuan Real Estate Development Corp. from August 1997 to September 2000. His responsibilities include Finance, Administration and Human Resources at each company. Prior to joining Kaiyuan, from April 1994 to July 1997, Mr. Yan was a member of the Economic and Trade Commission of Hebei provincial government and was responsible for guiding state-owned enterprises through restructuring process and modernization. From March 1989 to April 1994, he was at the Economic Commission of Shijiazhuang city government (Shijiazhuang is the capital of Hebei province). Mr. Yan is certified as a Senior Economist by Hebei provincial government. He graduated from Hebei University of Technology in June 1985 with a bachelor degree in Management Science.

James Cheng-Jee Sha has served as a member of AutoChina’s Board of Directors since its inception. Mr. Sha served as Chairman of AutoChina’s Board of Directors and Chief Executive Officer from its inception to April 9, 2009. Mr. Sha founded and has been a partner of Spring Creek Investments since December 1999. Spring Creek Investments is a private investment firm specializing in principal investments and business consultations with internet and infrastructure companies. Mr. Sha also has served as the Chief Executive Officer of Optoplex Corporation, a communication networks company, since 2001. From September 2005 to February 2007, Mr. Sha served as Chief Executive Officer of AppStream, a software application virtualization company. From February 1999 to September 1999, Mr. Sha served as the Chief Executive Officer for Sina.com (NASDAQ: SINA), a global Chinese on-line media company and value added information service provider. From July 1996 to August 1998, Mr. Sha served as the Chief Executive Officer of Actra Business Systems, a joint venture between Netscape Communications Corporation and GE Information Services (GEIS), providing next-generation internet commerce application solutions for both business-to-consumer and business-to-business commerce markets. From August 1994 to August 1998, Mr. Sha served as Senior Vice President and General Manager of Netscape Communications Corporation, a computer services company until its merger with AOL. From May 1990 to August 1994, Mr. Sha was a Vice President at Oracle Corporation (NASDAQ:ORCL), a database management and development systems software company. From June 1986 to May 1990, Mr. Sha was a Vice President at Wyse Technology, Inc., a hardware, software and services computing company. Mr. Sha currently serves as a member of the audit committee and the Board of Directors of Tom.com (HK: 8282), a wireless internet company in the PRC providing value-added multimedia products and services. Mr. Sha also currently serves as a director of Amorize Corp. From 1998 to 2000, Mr. Sha also served on the board of Abovenet. Mr. Sha also serves as a trustee of the University of California at Berkeley Foundation and is a Board member of the Berkeley Chinese Alumni International Association. Mr. Sha graduated from National Taiwan University with a BS in Electrical Engineering, the University of California at Berkeley with an MS in EECS and from Santa Clara University with an MBA.

Diana Chia-Huei Liu has served as a member of AutoChina’s Board of Directors since its inception. Ms. Liu served as President of AutoChina from its inception to April 9, 2009. Ms. Liu has also served as the Chief Executive Officer and a director of Prime Acquisition Corp., a blank check company, since its inception in February 2011. Ms. Liu has served as the President and Managing Director of Cansbridge Capital, a private investment firm specializing in early stage investments along the west coast of North America (namely U.S. and Canada) and Asia, since August 1998. Prior to Cansbridge, Ms. Liu served as the Executive Vice-President at Polaris Securities Group (TW: 6011), an investment firm in Taiwan, where she founded and managed its North American operations from April 1994 to August 1998. From August 1991 to April 1994, Ms. Liu was an account portfolio manager in global private banking at the Royal Bank of Canada (NYSE:RY), a full-service banking firm. From October 1988 to August 1991, Ms. Liu served as the regional sales manager for the province of British Columbia, Canada, at CIBC Securities, a subsidiary of CIBC (NYSE:CM), a full- service banking firm, where she founded and managed the mutual funds promotion division. Ms. Liu has served since March 2006 as a member of the Executive Committee and the Chair of the Investment Committee at the Asia Pacific Foundation, a Canadian federal government created think tank and policy advisory board where she works closely with the co-CEOs on operational issues and investment of its endowment funds. In addition, she also currently serves as a director of the Vancouver Goh Ballet Society and BaySpec, Inc., a supplier of optical components. Ms. Liu graduated with a BA in economics from the University of British Columbia in Canada. Ms. Liu is the spouse of Mr. William Yu, AutoChina’s prior Chief Financial Officer.

Thomas Luen-Hung Lau has served as a member of AutoChina’s Board of Directors since April 9, 2009. He is the Managing Director and Executive Director of Lifestyle International Holdings Limited (“Lifestyle”) (HK: 1212), a company listed on The Stock Exchange of Hong Kong Limited, which we refer to as the HK Stock Exchange, involved in department store business in Hong Kong and China. Since 2003, Mr. Lau has also served as the General Manager of SOGO Hong Kong Company Limited, a subsidiary of Lifestyle. From 2002 to 2006, Mr. Lau was Chairman of United Metals Holdings Limited, a dye-casting company. From 1985 to 2006, Mr. Lau was the Chairman of Chinese Estates Holdings Limited (HK: 127) and from 2000 to 2006, Mr. Lau was chairman of Chi Cheung Investment Company Limited (HK: 112), both companies listed on the HK Stock Exchange. Mr. Lau was the co-founder of Gemstar-TV Guide International, Inc in the U.S.A. Mr. Lau obtained a Bachelor of Arts Degree from the University of Toronto and a Master Degree of Business Administration from the University of Windsor.

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

AutoChina Director Compensation

Beginning in September 2009, AutoChina’s compensation committee determined to pay $30,000 per annum to its independent directors.

All directors were reimbursed for all business-related expenses incurred while helping AutoChina to identify potential target businesses and perform due diligence on suitable business combinations prior to its acquisition of ACG.

Under Yong Hui Li’s employment contract with AutoChina under which he serves as AutoChina’s Chief Executive Officer, (i) if Mr. Li’s employment is terminated by AutoChina without cause, he is entitled to receive 3 months’ base salary severance to the extent that he is not otherwise employed during the severance period, and (ii) if Mr. Li terminates his employment for cause, he is entitled to 1 month base salary severance to the extent he is not otherwise employed during the severance period. Mr. Li also serves as a director of AutoChina. No other director of AutoChina is entitled to receive any benefits from either AutoChina or any of its subsidiaries upon termination of service.

AutoChina’s Executive Officers and Employees

Executive Officers

Since AutoChina did not have an operating business prior to our acquisition of ACG on April 9, 2009, its officers did not receive any compensation for their service to AutoChina; and, since it had no other employees, AutoChina did not have any compensation policies, procedures, objectives or programs in place.

Upon consummation of its acquisition of ACG, AutoChina entered into employment agreements with certain of its executive officers. In addition, on July 16, 2009, AutoChina entered into an employment agreement with Jason Wang to serve as Chief Financial Officer.  The following discussion summarizes the material terms of employment agreements entered into between AutoChina and its executive officers.

The term of the employment agreements is from April 9, 2009 until April 9, 2012 (3 years from the date of the consummation of the acquisition of ACG) unless earlier terminated as described below (except in the case of Mr. Wang whose initial term was for six months commencing on July 16, 2009 which term was automatically extended for an additional 30 months to July 15, 2012);

•
Yong Hui Li receives $1 per year as compensation for serving as Chief Executive Officer, Jason Wang receives $180,000 per year as compensation for serving as Chief Financial Officer (on September 15, 2011, Auto China’s compensation committee increased Jason Wang’s annual salary to $200,000, effective immediately), Wei Xing receives $60,000 per year as compensation for serving as Chief Operating Officer and Chen Lei receives $50,000 per year as compensation for serving as Senior Vice President. No executive officers is entitled to a bonus, unless otherwise approved by the board of directors;

•
the employment agreements may be terminated by the Company (i) upon termination of the executive “for cause”, which is defined as (A) the failure of the executive to properly carry out his duties after notice by the Company of the failure to do so and a reasonable opportunity for the executive to correct the same within a reasonable period specified by the Company; (B) any breach by the executive of one or more provisions of any written agreement with, or written policies of, the Company or his fiduciary duties to the Company likely to cause material harm to the Company and its affiliates, at the Company’s reasonable discretion, or (C) any theft, fraud, dishonesty or serious misconduct by the executive involving his duties or the property, business, reputation or affairs of the Company and its affiliates, (ii) due to the executive’s death, (iii) in the event the executive becomes eligible for the Company’s long-term disability benefits or if the executive is unable to carry out his responsibilities as a result of a physical or mental impairment for more that 90 consecutive days or for more than 120 days in any 12-month period, subject to applicable laws, and (iv) without cause upon one month written notice, in which case the executive will be entitled to 3 months’ base salary severance to the extent the executive is not otherwise employed during the severance period;

•
the employment agreements may be terminated by the respective executives: (i) for any reason or no reason at all upon 3 months’ advanced notice, or (ii) for “good reason” upon notice of the reason within 3 months of the event causing such reason and subject to a 20-day cure period for the Company.   “Good reason” is defined as: a material reduction in the executive’s base salary, except for reductions that are comparable to reductions generally applicable to similarly situated executives of AutoChina if (i) such reduction is effected by the Company without the consent of the executive and (ii) such event occurs within 3 months after a change in control.  If the agreement is terminated by the executive for “good reason” then the executive is entitled to 1 month’s base salary severance to the extent the executive is not otherwise employed during the severance period;

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

The following table shows information concerning the annual compensation for services provided to AutoChina (or ACG prior to our acquisition of ACG) by certain employees, including its Chief Executive Officer and its Chief Financial Officer.  No person made more than $100,000 in 2008.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)		Stock Awards ($)	All other Compen- sation ($)	Total Compen- sation ($)
Yong Hui Li, Chief Executive Officer (1)	2010	1	—	—		—	—	1
	2009	1	—	—		—	—	1
	2008	1	—	—		—	—	1
Hui Kai Yan, Director (2)	2010	8,374	—	139,528	(7)	—	—	147,902
	2009	7,845	—	29,696	(7)	—	—	37,541
	2008	10,514	—	—		—	—	10,514
Xing Wei, Chief Operating Officer (3)	2010	8,374	—	191,851	(7)	—	—	200,225
	2009	7,845	—	40,832	(7)	—	—	48,677
	2008	10,514	—	—		—	—	10,514
Jason Wang, Chief Financial Officer (4)	2010	180,000	20,000	139,528	(7)	—	—	339,528
	2009	82,500	—	29,696	(7)	—	—	112,196
Johnson Lau, Chief Financial Officer (5)	2009	39,650	—	—		—	—	39,650
	2008	15,250	—	—		—	—	15,250
Lei Chen, Senior Vice-President (6)	2010	8,374	—	139,528	(7)	—	—	147,902
	2009	7,845	—	29,696	(7)	—	—	37,541
	2008	10,514	—	—		—	—	10,514

(1)
Mr. Li served as ACG’s sole director from July 2007 until October 2007 and again from June 2008 until the present.  Mr. Li has not received any compensation for service on ACG’s board or directors. In connection with our acquisition of ACG, Mr. Li was appointed as our Chairman and Chief Executive Officer.

(2)
Mr. Yan served as Senior Vice-President of ACG since August 1997. In connection with our acquisition of ACG, Mr. Yan was appointed as AutoChina’s Secretary and as a member of AutoChina’s Board of Directors.

(3)	Mr. Wei has served as Chief Operating Officer of ACG since September 2008. In connection with our acquisition of ACG, Mr. Wei was appointed as our Chief Operating Officer.

(4)	Mr. Wang joined AutoChina on July 16, 2009 as Chief Financial Officer.

(5)
Mr. Lau joined ACG on October 16, 2008. Prior to that time, ACG did not have a Chief Financial Officer.  In connection with our acquisition of ACG, Mr. Lau was appointed as our Chief Financial Officer.  On July 16, 2009, Mr. Lau resigned from his position as Chief Financial Officer of AutoChina.  Mr. Lau remains employed by the Company as Director of Finance.

(6)	Mr. Chen has served as Senior Vice-President of ACG since September 2008. In connection with our acquisition of ACG, Mr. Chen was appointed AutoChina’s Senior Vice President.

(7)
On August 19, 2010 and September 3, 2009, stock options for 52,800 and 105,600 shares of AutoChina with an exercise price of $27.19 and $9.50 per share, respectively, were granted to Mr. Wei. On the same dates, stock options for 38,400 and 76,800 shares of AUTC with an exercise price of $27.19 and $9.50 per share, respectively, were granted to each of Mr. Wang, Mr. Yan and Mr. Chen. The exercise prices were the market prices on the dates of grant. The value reported for each executive is the cost recognized in our financial statements for restricted stock during fiscal 2010 and 2009, calculated in accordance with Accounting Standards Codification Topic 718 “Share-based Compensation.”

AutoChina International Limited 2009 Equity Incentive Plan

The AutoChina International Limited 2009 Equity Incentive Plan, which we refer as the incentive plan, was approved and took effect on April 8, 2009 upon the approval by the shareholders of AutoChina International Limited.

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

Description of the Incentive Plan

A summary of the principal features of the incentive plan is provided below, but is qualified in its entirety by reference to the full text of the incentive plan, a copy of which is attached as Exhibit 4.17 to this Annual Report on Form 20-F.

Awards

The incentive plan provides for the grant of any type of arrangement to an employee, director or consultant of AutoChina or its affiliates, which involves or might involve the issuance of ordinary shares, cash, stock options or stock appreciation rights, or a similar right with a fixed or variable price related to the fair market value of the ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Such awards include, without limitation, incentive stock options, non-qualified stock options, stock appreciation rights, sales or bonuses of restricted shares, restricted share units and dividend equivalent rights, or any two or more of such awards in combination, for an aggregate of not more than 1,675,000 of the ordinary shares, to directors, employees and consultants of AutoChina or its affiliates. If any award expires, is cancelled, or terminates unexercised or is forfeited, the number of ordinary shares subject thereto, if any, will again be available for grant under the Incentive Plan. The number of ordinary shares with respect to which stock options or stock appreciation rights may be granted to a grantee under the incentive plan in any calendar year cannot exceed 500,000. The number of restricted ordinary shares or restricted share units which may be granted to a grantee under the incentive plan in any calendar year cannot exceed 500,000.

As of September 30, 2011, there are approximately 3,100 employees, directors and consultants who are currently eligible to receive awards under the Incentive Plan. New directors, employees and consultants of AutoChina or its affiliates are eligible to participate in the incentive plan as well.

On September 3, 2009, December 3, 2009, May 19, 2010 and August 19, 2010, AutoChina granted 681,840, 520,944, 27,024 and 364,080 stock options, respectively, under the terms of the Incentive Plan. The exercise price under each of these stock options is $9.50, $25.65, $23.80 and $27.19, respectively, the closing price of the Ordinary Shares on the date of grant. The total vesting period for each of these stock options is four years, with 25% vesting one year after the date of grant and the remaining 75% vesting ratably each month for three years thereafter. Each of these stock options has a term of 10 years.

As of October 31, 2011, none of these stock options had been exercised, and AutoChina recorded compensation expense of $6,089,341 based on estimated fair value of the stock options on their dates of grant. The per share fair value of the stock options granted under the Incentive Plan has been estimated using the Black-Scholes option-pricing model with the following assumptions:

Date of Grant	September 3, 2009	December 3, 2009	May 19, 2010	August 19, 2010
Dividend yield (1)	None	None	None	None
Risk - free interest rate (2)	2.95%	2.87%	2.82%	2.06%
Volatility (3)	47%	42%	43%	46%
Expected Life (in years) (4)	6.08	6.08	6.08	6.08

(1)	The Company currently has no history or expectation of paying cash dividends on its common stock.

(2)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant.

(3)
The Company estimates the volatility of its common stock at the date of grant based on the implied volatility of publicly traded options on the common stock of companies within the same industry, with a term of two years.

(4)	The expected life of stock options granted under the incentive plan is based on expected exercise patterns, which the Company believes are representative of future behavior.

The following table summarizes the outstanding options granted under the incentive plan as at December 31, 2010, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at December 31, 2010	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at December 31, 2010	Weighted Average Exercise Price
$9.50	681,840	$4.64	8.67	213,075	$9.50
25.65	507,168	11.47	8.93	137,358	25.65
23.80	27,024	10.80	9.38	—	—
27.19	364,080	12.61	9.63	—	—
	1,580,112	$8.77	8.99	350,433	$15.83

Administration of the Incentive Plan

The incentive plan is administered by either AutoChina’s Board of Directors or its compensation committee (referred to as the committee), if the Board of Directors delegates administration of the incentive plan. Among other things, the Board of Directors or, if the Board of Directors delegates its authority to the committee, the committee, has complete discretion, subject to the express limits of the incentive plan, to determine the employees, directors and consultants to be granted awards, the types of awards to be granted, the terms and conditions of awards granted, the number of AutoChina ordinary shares subject to each award, if any, the exercise price under each option, the base price of each stock appreciation right, the term of each award, the vesting schedule and/or performance goals for each award that utilizes such a schedule or provides for performance goals, whether to accelerate vesting, the value of the ordinary shares, and any required withholdings. The Board of Directors or the committee may amend, modify or terminate any outstanding award, provided that the grantee’s written consent to such action is required if the action would adversely affect the grantee. The Board of Directors or the committee is also authorized to construe the award agreements and may prescribe rules relating to the incentive plan. The Board of Directors or committee may reduce the exercise price of options or reduce the base appreciation amount of any stock appreciation right without shareholder approval. Except as specified below, no award intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code may have a per share exercise or purchase price, if any, of less than 100% of the fair market value of an AutoChina ordinary share on the date of grant.

Special Terms Relating to Stock Options

The incentive plan provides for the grant of stock options, which may be either “incentive stock options” (ISOs), which are intended to meet the requirements for special U.S. federal income tax treatment under the Code, or “nonqualified stock options” (NQSOs). Stock options may be granted under the Incentive Plan on such terms and conditions as the Board of Directors or the Committee, if any, may determine; however, the per ordinary share exercise price under a stock option granted under the incentive plan may not be less than 100% of the “fair market value” (as defined in the incentive plan) of an ordinary share on the date of grant of the stock option, and the term of an ISO may not exceed ten years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital stock of AutoChina or a parent or subsidiary of AutoChina). ISOs may only be granted to employees. In addition, the aggregate fair market value of the ordinary shares underlying one or more ISOs (determined at the time of grant of the ISO or ISOs) which are exercisable for the first time by any one employee during any calendar year may not exceed $100,000. The Board of Directors or the Committee, if any, may permit a cashless “net exercise” of stock options granted under the incentive plan. As of October 31, 2011, all the stock options granted are ISOs.

Additional Terms

Under the incentive plan, upon the consummation of a “corporate transaction” (as defined in the incentive plan), all outstanding awards under the incentive plan will terminate, except to the extent they are assumed in connection with the corporate transaction.

Stock options granted under the incentive plan as ISOs (as defined below) may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the grantee, only by the grantee. Other awards are transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the grantee: (a) to a “holding company” (as defined in the incentive plan) of such grantee, or (B) to the extent and in the manner authorized by the Board of Directors or the committee, if any. No ordinary shares will be delivered under the incentive plan to any grantee or other person until such grantee or other person has made arrangements acceptable to the Board of Directors or the committee, if any, for the satisfaction of any national, provincial or local income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of ordinary shares under the Incentive Plan.

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

Certain U.S. Federal Income Tax Consequences of the Incentive Plan

The following is a general summary of the U.S. federal income tax consequences under current tax law to AutoChina, were it subject to U.S. federal income taxation, and to grantees under the incentive plan who are individual citizens or residents of the United States for U.S. federal income tax purposes (“U.S. grantees”), of ISOs, NQSOs, sales or bonuses of restricted shares, restricted share units, dividend equivalent rights and SARs granted pursuant to the incentive plan. It does not purport to cover all of the special rules that may apply, including special rules relating to limitations on the ability of AutoChina, were it subject to U.S. federal income taxation, to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, grantees subject to Section 16(b) of the Exchange Act and the exercise of a stock option with previously-acquired Ordinary Shares. This summary assumes that U.S. grantees will hold their ordinary shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the application of the passive foreign investment company rules of the Code to U.S. grantees, which are discussed generally in the Company’s most recent Form 20-F as filed with the Securities and Exchange Commission. In addition, this summary does not address the foreign, state or local income or other tax consequences, as any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the incentive plan or ordinary shares issued pursuant thereto. Grantees are urged to consult their own tax advisors concerning the tax consequences to them of an award under the incentive plan or ordinary shares issued pursuant thereto.

A U.S. grantee generally does not recognize taxable income upon the grant of an NQSO or an ISO. Upon the exercise of an NQSO, the U.S. grantee generally recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the ordinary shares acquired on the date of exercise over the exercise price thereunder, and AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to a deduction for such amount at that time. If the U.S. grantee later sells ordinary shares acquired pursuant to the exercise of an NQSO, the grantee generally recognizes a long-term or a short term capital gain or loss, depending on the period for which the ordinary shares were held thereby. A long-term capital gain is generally subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations.

Upon the exercise of an ISO, the U.S. grantee generally does not recognize taxable income. If the U.S. grantee disposes of the ordinary shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the ordinary shares to the grantee, the grantee generally recognizes a long-term capital gain or loss, and AutoChina, were it subject to U.S. federal income taxation, would not be entitled to a deduction. However, if the grantee disposes of such ordinary shares prior to the end of the required holding period, all or a portion of the gain is treated as ordinary income, and AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to deduct such amount.

In addition to the U.S. federal income tax consequences described above, the U.S. grantee may be subject to the alternative minimum tax (“AMT”), which is payable to the extent it exceeds the grantee’s regular income tax. For this purpose, upon the exercise of an ISO, the excess of the fair market value of the ordinary shares for which the ISO is exercised over the exercise price thereunder for such ordinary shares is a preference item for purposes of the AMT. In addition, the U.S. grantee’s basis in such ordinary shares is increased by such excess for purposes of computing the gain or loss on the disposition of the ordinary shares for AMT purposes. If a U.S. grantee is required to pay any AMT, the amount of such tax which is attributable to deferral preferences (including any ISO adjustment) generally may be allowed as a credit against the grantee’s regular income tax liability (and, in certain cases, may be refunded to the grantee) in subsequent years. To the extent the credit is not used, it may be carried forward.

A U.S. grantee who receives a bonus of restricted ordinary shares or who purchases restricted ordinary shares, which, in either case, are subject to a substantial risk of forfeiture and certain transfer restrictions, generally recognizes ordinary compensation income at the time the restrictions lapse in an amount equal to the excess, if any, of the fair market value of the ordinary shares at such time over any amount paid by the grantee for the ordinary shares. Alternatively, the U.S. grantee may elect to be taxed upon receipt of the restricted ordinary shares based on the value of the ordinary shares at the time of receipt. AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to deduct such amount at the same time as ordinary compensation income is required to be included by the U.S. grantee and in the same amount. Dividends received with respect to such restricted ordinary shares are generally treated as compensation, unless the grantee elects to be taxed on the receipt (rather than the vesting) of the restricted ordinary shares.

A U.S. grantee generally does not recognize income upon the grant of an SAR. The U.S. grantee recognizes ordinary compensation income upon the exercise of the SAR equal to the increase in the value of the underlying shares, and AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to a deduction for such amount.

A U.S. grantee generally does not recognize income in connection with a dividend equivalent right or restricted share unit until payments are received thereunder. At such time, the U.S. grantee recognizes ordinary compensation income equal to the amount of any cash payments and the fair market value of any ordinary shares received, and AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to deduct such amount at such time.

Retirement Benefits

As of December 31, 2010, AutoChina’s subsidiaries in the PRC have participated the government-mandated employee welfare and retirement benefit contribution and provided pension, retirement or similar benefits to its employees. The PRC regulations require our PRC subsidiaries to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees.  The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits.  Our subsidiaries have no further commitments beyond this monthly contribution.

AutoChina’s only employees are its executive officers for which it has entered into employment contracts with. AutoChina does not accrue pension, retirement or similar benefits, except for a nominal amount of employer matching that may occur for U.S. based employees’ 401k plans.

C.	Board Practices

Board Committees

AutoChina’s Board of Directors has an audit committee, governance and nominating committee, and compensation committee, and has adopted a charter for each committee. Each committee consists of Thomas Lau, James Sha and Diana Liu, each of whom is an independent director. James Sha has been designated an “Audit Committee Financial Expert” under SEC rules and the current listing standards of the NASDAQ Marketplace Rules. Our corporate governance practices do not differ from those followed by U.S. domestic companies under the listing standards of NASDAQ.

Audit Committee

The audit committee, consisting of Messrs. Sha and Lau and Ms. Liu, oversees our financial reporting process on behalf of the board of directors. The committee’s responsibilities include the following functions:

•	appoint and replace the independent auditors to conduct the annual audit of our books and records;

•	review the proposed scope and results of the audit;

•	review and pre-approve the independent auditors ’ audit and non-audited services rendered;

•	approve the audit fees to be paid;

•	review accounting and financial controls with the independent auditors and our internal auditors and financial and accounting staff;

•	review and approve related party transactions;

•	meeting separately and periodically with management and our internal auditor and independent auditors.

Our board of directors has determined that Mr. Sha, the Chair of the Audit Committee, is an “audit committee financial expert” as defined by the SEC’s rules and the current listing standards of the NASDAQ Market Place Rules.

Governance and Nominating Committee

The governance and nominating committee, consisting of Messrs. Sha and Lau and Ms. Liu, is responsible for identifying potential candidates to serve on our board and its committees. The committee’s responsibilities include the following functions:

•	developing the criteria and qualifications for membership on the board;

•	recruiting, reviewing and nominating candidates for election to the board or to fill vacancies on the Board;

•	reviewing candidates for election to the board proposed by shareholders, and conducting appropriate inquiries into the background and qualifications of any such candidates;

•	establishing subcommittees for the purpose of evaluating special or unique matters;

•	monitoring and making recommendations regarding board committee functions, contributions and composition; and

•	evaluating, on an annual basis, the governance and nominating committee’ s performance.

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

Compensation Committee

The compensation committee, consisting of Messrs. Sha and Lau and Ms. Liu, is responsible for making recommendations to the board concerning salaries and incentive compensation for our officers and employees and administers our stock option plans. Its responsibilities include the following functions:

•
review AutoChina’s corporate goals and objectives relevant to the executives ’ compensation at least annually; evaluate the executives’ performance in light of such goals and objectives; and, either as a compensation committee or, together with the other independent directors (as directed by the board), determine and approve the executives’ compensation level based on this evaluation.  In determining the long-term incentive component of the executives’ compensation, the compensation committee will consider AutoChina’s performance, the value of similar incentive awards to the executives at comparable companies, the awards given to the executives in past years and any relevant legal requirements and associated guidance of the applicable law;

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

•	approve the policy for authorizing claims for expenses from the executives;

•	review and assess the adequacy of this charter annually; and

•	review and approve the compensation disclosure and analysis prepared by AutoChina’s management, as required to be included in AutoChina’s annual report on Form 20-F, or equivalent, filed with the SEC.

Compensation Committee Interlocks And Insider Participation

No member of our compensation committee has at any time since our acquisition of ACG been an officer or employee of ours, or our subsidiaries. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Director Independence

AutoChina’s Board of Directors has determined that Messrs. Sha and Lau and Ms. Liu qualify as independent directors under the rules of the NASDAQ Stock Market because they do not currently own a large percentage of AutoChina’s capital stock, are not currently employed by AutoChina, have not been actively involved in the management of AutoChina and do not fall into any of the enumerated categories of people who cannot be considered independent in the NASDAQ Stock Market Rules.

D.	Employees

On December 31, 2010, our subsidiaries had 2,261 employees, of which 354 employees are members of management (including managers at each facility).

AutoChina has no contracts or collective bargaining agreements with labor unions and has never experienced work stoppages. AutoChina considers its relations with its employees to be good.

E.	Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth, as of October 31, 2011, certain information regarding beneficial ownership of AutoChina’s ordinary shares by each person who is known by AutoChina to beneficially own more than 5% of AutoChina’s ordinary shares. The table also identifies the stock ownership of each of AutoChina’s directors, each of AutoChina’s named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. AutoChina’s major shareholders do not have different voting rights than any other holder of AutoChina’s ordinary shares.

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

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares (2)
Honest Best Int’l Ltd. (3)	11,229,370		57.25%
Yong Hui Li	11,229,370	(4)	57.25%
James Cheng-Jee Sha	1,295,157	(5)	6.60%
Diana Chia-Huei Liu	420,426	(6)	2.14%
Lei Chen	140,454	(7)	*
Jason Wang	73,500	(8)	*
Xing Wei	191,442	(9)	*
Hui Kai Yan	133,700	(10)	*
Thomas Luen-Hung Lau	—		—
All directors and executive officers as a group (eight individuals)	13,484,048	(11)	68.74%

* Less than 1%

(1)	Unless indicated otherwise, the business address of each of the individuals is No.322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China.

(2)
Based on 19,615,766 ordinary shares of AutoChina issued and outstanding as of October 31, 2011, except that ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(3)	Yong Hui Li is the sole shareholder of Honest Best Int’l Ltd. and has sole voting and dispositive power over such shares.

(4)	Consists of 11,229,370 ordinary shares of AutoChina owned by Honest Best Int’l Ltd., whose sole shareholder is Mr. Yong Hui Li.

(5)	Consists of 515,157 ordinary shares of AutoChina owned by James Cheng-Jee Sha, and 780,000 ordinary shares owned by Sha Living Trust. Mr. Sha is a trustee of Sha Living Trust.

(6)	Includes 129,063 ordinary shares of AutoChina owned by William Tsu-Cheng Yu, Ms. Liu’s husband.

(7)
Consists of 23,944 ordinary shares and 57,600 shares underlying vested incentive stock options which are exercisable within 60 days owned by Lei Chen, and 58,910 ordinary shares of AutoChina owned by Lei Chen’s spouse.

(8)	Includes 57,600 shares underlying incentive stock options exercisable within 60 days of this annual report.

(9)	Includes 79,200 shares underlying incentive stock options exercisable within 60 days of this annual report.

(10)	Includes 57,600 shares underlying incentive stock options exercisable within 60 days of this annual report.

(11)	Includes 252,000 shares underlying 252,000 incentive stock options exercisable within 60 days of this annual report.

For a description of the AutoChina International Limited 2009 Equity Incentive Plan, please refer to Item 6B. Pursuant to an earn-out provision in the share exchange agreement, AutoChina agreed to issue to Honest Best between 5% and 20% of the number of ordinary shares of AutoChina outstanding as of December 31 of fiscal year immediately prior to such earn-out issuance for achieving a minimum EBITDA and certain Targeted EBITDA Growth (each as defined in the share exchange agreement) in each of the next five years, through the year ended December 31, 2013.

On February 16, 2011, the Company reached an agreement with Honest Best to eliminate the earn-out provision for 2012 and 2013. Furthermore, for fiscal years 2010 and 2011, the earn-out provision was modified such that a minimum of 70% EBITDA growth must be achieved in either respective year in order for any shares to be issued. Under this amendment, the Company can issue between 15% to 20% of the number of ordinary shares of the Company outstanding when the revised EBITDA growth target is achieved. The percentage of shares to be issued shall be determined based upon the Company’s financial results each year, measured in accordance with an established formula. On March 22, 2010, the Company issued 2,603,456 shares to the former shareholder of ACG, based upon the 2009 financial results, in accordance the provisions of this agreement. The Company expects to issue in 2011 approximately 3.9 million shares based upon the 2010 financial results, in accordance the provisions of this agreement. On September 26, 2011, the Company reached an agreement with Honest Best to cancel the Earn-out for fiscal year 2011.

As of December 31, 2010, approximately 37.80% of the ordinary shares were held by residents of the United States and there were 3 shareholders of record in the United States.

B.	Related Party Transactions

Due to affiliates:

The Company has borrowed from various companies affiliated with the Company’s Chairman and CEO, Mr. Yong Hui Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs. Except as described below, the amounts due to Hebei Kaiyuan and Mr. Li are non -interest bearing. In addition, the payable balances of each loan are unsecured and due on demand by the lender.

On March 29, 2011, Fancy Think Limited, an indirect wholly-owned subsidiary of the Company, entered into an advance agreement with Honest Best, a company which was at the time wholly owned by Ms. Yan Wang, Mr. Li’s wife and which was ACG’s former ultimate shareholder, pursuant to which Fancy Think Limited received a short-term loan in the amount of $61,570,000 from Honest Best. Mr. Li is currently the sole owner of Honest Best. The loan bears interests at 3.95% per annum, is unsecured and must be repaid in full on demand by the Lender. Since October 1, 2011, the interest rate of the loan increased from 3.95% per annum to 8.00% per annum.

On September 26, 2011, the Company borrowed a one-year loan from Kaiyuan Shengrong, which bears the interest rate of 8.20% per annum, which is adjustable in connection with the base rate established by the People’s Bank of China, is unsecured and matures in September 2012.

The outstanding amounts due to related parties were as follows:

$ in thousands	Note	December 31, 2010	September 30, 2011
Due to affiliates:

Honest Best	(1)	$—	$61,953
Hebei Kaiyuan	(1)	74,198	1,065
Kaiyuan Shengrong	(1)	3,097	3,147
Total		$77,295	$66,165

Note:

(1)	Entity controlled by Mr. Li.

Accounts payable, related party:

Starting from the year ended December 31, 2010, the Company commenced purchasing commercial vehicles from Hebei Ruituo Auto Trading Co., Ltd., or Ruituo, a company which is controlled by Mr. Li. The amounts due to Ruituo is non-interest bearing. In addition, the payable balances is unsecured and due on demand by Ruituo.

The outstanding amounts due to related parties were as follows:

$ in thousands	Notes	December 31, 2010	September 30, 2011
Accounts payable, related party:

Ruituo	(1)	$16,104	$5,586
Beiguo	(2)	80	—
Renbai	(3)	18	—
Total		$16,202	$5,586

Notes:

(1)	Entity controlled by Mr. Li.

(2)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(3)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 19.60% and 20.33%, respectively.

Due from an affiliate:

In November 2010, Ms. Shu Ling Li (“Ms. Li”), the sister of Mr. Li, was appointed as the sole director of Rainbow Yield Limited (“Rainbow Yield”). Prior to the appointment of Ms. Li by Rainbow Yield, AutoChina loaned $9,000 to Rainbow Yield as a security deposit to secure a borrowing provided by a third party that amounted to $9,559. The amount due from Rainbow Yield is non-interest bearing. In addition, the payable balances of each loan are unsecured and due on demand by the lender, which was subsequently repaid in March 2011.

Prepaid interest expenses, related party:

The Company has previously obtained a short-term trade financing to purchase commercial vehicles from its affiliate, Beiguo. According to the financial arrangement, the Company pays a financing charge (interest expense) of approximately 4% per annum to Beiguo for the funds obtained and it was required to prepay the financing charges to the affiliate. The outstanding amounts of prepaid interest expenses, related parties were as follows:

$ in thousands	Note	December 31, 2010	September 30, 2011
Prepaid interest expenses, related parties:

Beiguo	(1)	$604	$—

Notes:

(1)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

During the year ended December 31, 2010, the Company sold and purchased automobiles and trading materials to and from affiliates. The details of the related party transactions were as follows:

$ in thousands	Notes		Year ended December 31, 2010
Related Parties Transactions

Capital nature:
Hebei Kaiyuan	(1)	(a)	$68,279
Hebei Kaiyuan	(1)	(h)	280,357
Hebei Ruihua Real Estate Development Limited	(1)	(a)	12,139
Kaiyuan Shengrong	(1)	(h)	2,954
Kaiyuan Shengrong	(1)	(j)	3,035
Kaiyuan Shengrong	(1)	(k)	3,035
Beiguo	(2)	(h)	112,264
Rainbow Yield	(5)	(b)	9,000

Trading nature:
Ruituo	(1)	(d)	55,317
Ruituo	(1)	(e)	316
Hebei Kaiyuan	(1)	(f)	10,706
Hebei Kaiyuan Doors & Windows Manufacturing Co., Ltd.	(1)	(g)	2,097
Kaiyuan Shengrong	(1)	(i)	60
Beiguo	(2)	(c)	29,987
Beiguo	(2)	(d)	328,422
Beiguo	(2)	(e)	232,337
Beiguo	(2)	(f)	19,118
Beiguo	(2)	(i)	5,934
Renbai	(3)	(d)	10,839
Renbai	(3)	(e)	9,228
Renbai	(3)	(i)	951
Beijing Wantong Longxin Auto Trading Co., Ltd.	(4)	(c)	10,340
Beijing Wantong Longxin Auto Trading Co., Ltd.	(4)	(g)	$7,809

Notes:

(1)	Entity controlled by Mr. Li.

(2)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(3)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 19.60% and 20.33%, respectively.

(4)	Entity which Mr. Li’s brother holds 40% equity interest.

(5)	Entity which Mr. Li’s sister is the sole director.

Nature of transaction:

(a)	Bank loan guarantee provided by the affiliates.

(b)	Amount provided by the Company to an affiliate.

(c)	Deposits for inventories made by the Company to affiliates for the purchase of trading materials and amounts returned during the year.

(d)	Sale of automobiles to the Company, including VAT during the year.

(e)	Purchase of automobiles from the Company during the year.

(f)	Purchase of trading materials from the Company during the year.

(g)	Sale of trading material to the Company during the year.

(h)	Loan provided to the Company during the year.

(i)	Interest incurred by the Company during the year.

(j)	Bank loan guarantee provided by the Company to the affiliate.

(k)	Receivables of the Company pledged to guarantee the bank loans borne by the affiliate.

(l)	Amount provided by the Company to an affiliate.

AutoChina’s management believes that these transactions were fair to the Company, made at market prices and on terms that are similar as would be available from an unaffiliated third party.

AutoChina has entered into short-term commercial financing arrangements with Beiguo, a PRC-based operator of grocery stores, and its shareholder, Renbai. Commencing in September 2008, Beiguo and Renbai began to provide short term financing for our commercial vehicles sales, servicing, leasing and support business. The financing arrangements are structured through a two step process involving two separate wholly owned subsidiaries and VIEs of AutoChina, Chuanglian and Kaiyuan Auto Trade.  Initially, we purchase vehicles through Chuanglian from third party vendors, the vehicles are then sold by Chuanglian to Beiguo and Renbai. Beiguo and Renbai then resells the vehicles to our second subsidiary, Kaiyuan Auto Trade, pursuant to short term (up to 6 months) financing arrangements.  The result of this structure is that we are able to purchase vehicles at volume discounts through Chuanglian and are able get the benefit of the favorable terms of the Beiguo and Renbai financing through Kaiyuan Auto Trade.

Mr. Yong Hui Li, our Chairman and CEO, is the indirect beneficial owner of approximately 20.92% and 19.60% of the equity interest of Beiguo and Renbai, respectively, and Mr. Thomas Luen-Hung Lau, a director of AutoChina, is the indirect beneficial owner of approximately 21.71% and 20.33% of the equity interest of Beiguo and Renbai, respectively. We pay a financing charge of approximately 4% per annum premium to Beiguo and Renbai for the funds obtained pursuant to this financing arrangement, in part, because the financing is guaranteed by Mr. Li who has a long term business relationship with Beiguo and Renbai.  Historically, approximately 60-70% of the total commercial vehicle purchases made by us are made pursuant to these arrangements with Beiguo and Renbai.

In order to obtain additional working capital, we have a financing arrangement with two affiliates, namely Beiguo and Renbai. Under the financing arrangement with Beiguo and Renbai, we sell commercial vehicles to these affiliates in return for notes receivable from the affiliates. These transactions do not qualify as sales under U.S. GAAP because there is a repurchase obligation by the Company. Both the sales of commercial vehicles to the affiliates and the repurchases are done at an insignificant mark up to cover operating costs. In addition, we buy back the commercial vehicles from these affiliates with credit terms up to 180 days and pay a financing charge of approximately 4% per annum. Therefore, these transactions are treated as financing arrangements for accounting purposes. We discounted the notes receivable with third party financial institutions by paying a discounting factor of approximately 3.5% per annum. We effectively obtained short-term financing of up to 180 days through this financing arrangement with these two affiliates. The Company expects not to continue relying on this financing arrangement with Beiguo and Renbai in the foreseeable future.

Since the year ended December 31, 2010, we started purchasing commercial vehicles from an affiliate of Mr. Li, Ruituo. Such purchase is charged at insignificant mark up to cover the operating costs, the balance due to such purchase is interest-free, unsecured and due on demand of Ruituo.

During the year ended December 31, 2010, we sold commercial vehicles to these three affiliates amounting to $241,881,000. The cost of sales of these commercial vehicles sold to these three affiliates amounted to $237,893,000.

During the year ended December 31, 2010, we purchased commercial vehicles from Beiguo and Renbai amounting to $283,850,000 and incurred interest expenses to these two affiliates amounting to $6,885,000 under the above arrangement. During the year ended December 31, 2010, we also purchased commercial vehicles from Beiguo and Renbai other than the above arrangement, amounting to $55,411,000. During the years ended December 31, 2010, 2009 and 2008, we purchased commercial vehicles from Ruituo amounting to $55,317,000, nil and nil, respectively. No interest expense is incurred for the purchase from Ruituo throughout these periods.

During the year ended December 31, 2010, we sold trading materials to Hebei Kaiyuan and Beiguo amounting to $29,824,000. The related cost of sales amounted to $29,160,000. The Company was charged an insignificant mark up to cover the operating costs in connection with these sales. Under ASC 605-45, “Reporting Revenue Gross as a Principal versus Net as an Agent”, the sales transaction by the Company to Hebei Kaiyuan and Beiguo are considered as agency sales and the revenue generated on such transactions are recorded at net basis.

The Company also occupied office space in Shijiazhuang, China provided by Hebei Kaiyuan, an affiliate with Mr. Li. Hebei Kaiyuan agreed to provide the office space free of charge and no rental costs were incurred by the Company during the year ended December 31, 2010.

C.	Interests of experts and counsel.

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

AutoChina’s ordinary shares have been quoted on the OTC Pink Market under the symbol AUTC.PK since October 4, 2011.

On July 15, 2011, we received a written notification from the Nasdaq Stock Market stating that we are not in compliance with the filing requirements for continued listing under Nasdaq Marketplace Rule 5250(c)(1). The Nasdaq notification was issued due to our failing to file our Annual Report on Form 20-F for the year ended December 31, 2010 with the SEC within the required time period.  Nasdaq provided us until August 15, 2011 to submit a plan to regain compliance, and we submitted our plan to regain compliance on August 14, 2011. On September 8, 2011, we received a letter from Nasdaq stating that based on the review of public documents and the plan to regain compliance provided by us, Nasdaq’s staff determined that providing us until December 31, 2011 to file its Annual Report on Form 20-F for the period ended December 31, 2010 was not warranted, and that our securities would be delisted from Nasdaq on September 19, 2011, unless we appealed the determination. We appealed the staff determination regarding the delisting of our securities, and on October 4, 2011 our securities were suspended from trading pending the final determination of the appeal.  The oral appeal hearing is scheduled for December 1, 2011.

Prior to October 4, 2011, the ordinary shares had been listed on the NASDAQ Stock Market since October 5, 2009 under the symbols AUTC. Prior to October 5, 2009, the ordinary shares had been quoted on the OTC Bulletin Board since March 28, 2008. AutoChina’s ordinary shares did not trade on any market or exchange prior to March 28, 2008.

The table below reflects the high and low bid prices for AutoChina’s ordinary shares for the period from March 28, 2008 through October 5, 2009. The OTC Bulletin Board quotations reflect inter-dealer prices, are without retail markup, markdowns or commissions, and may not represent actual transactions. The table below also reflects the high and low sales prices on the NASDAQ Stock Market for the period from October 5, 2009 through October 4, 2011 and the high and low bid prices for AutoChina’s ordinary shares on the OTC Bulletin Board Pink Sheets for the period from October 5, 2011 through October 31, 2011.

	Ordinary Shares
	High	Low
Annual Highs and Lows
2008	$7.30	$6.50
2009	35.99	6.50
2010	48.50	20.50
2011 (through October 31)	39.81	6.00

Quarterly Highs and Lows
2009
First Quarter	$8.00	$6.60
Second Quarter	14.00	6.50
Third Quarter	15.00	7.50
Fourth Quarter	35.99	11.00
2010
First Quarter	$48.50	$22.05
Second Quarter	33.20	20.50
Third Quarter	31.40	20.81
Fourth Quarter	27.00	23.27
2011
First Quarter	$39.81	$19.68
Second Quarter	35.10	24.78
Third Quarter	28.20	8.14
Fourth Quarter (through October 31)	24.90	6.00

Monthly Highs and Lows
July 2010	$30.62	$26.00
August 2010	31.40	20.81
September 2010	28.50	21.00
October 2010	25.86	23.59
November 2010	27.00	23.27
December 2010	26.25	24.53
January 2011	28.65	25.69
February 2011	33.10	19.68
March 2011	39.81	29.18
April 2011	35.10	24.78
May 2011	31.99	26.50
June 2011	31.12	27.00
July 2011	28.20	17.71
August 2011	26.90	22.00
September 2011	24.49	8.14
October 2011	24.90	6.00

Number of Holders.  As of October 31, 2011, there were 8 holders of record of our outstanding ordinary shares, though we believe that the number of beneficial holders is significantly greater.

Dividends.  We have not paid any dividends on our ordinary shares to date and do not anticipate paying any in the foreseeable future. Any dividends paid will be solely at the discretion of our Board of Directors.

B.	Plan of Distribution

Not required

C.	Markets

AutoChina’s ordinary shares have been quoted on the OTC Pink Market under the symbol AUTC.PK since October 4, 2011. On July 15, 2011, we received a written notification from the Nasdaq Stock Market stating that we are not in compliance with the filing requirements for continued listing under Nasdaq Marketplace Rule 5250(c)(1). The Nasdaq notification was issued due to our failing to file our Annual Report on Form 20-F for the year ended December 31, 2010 with the SEC within the required time period. Nasdaq provided us until August 15, 2011 to submit a plan to regain compliance, and we submitted our plan to regain compliance on August 14, 2011. On September 8, 2011, we received a letter from Nasdaq stating that based on the review of public documents and the plan to regain compliance provided by us, Nasdaq’s staff determined that providing us until December 31, 2011 to file its Annual Report on Form 20-F for the period ended December 31, 2010 was not warranted, and that our securities would be delisted from Nasdaq on September 19, 2011, unless we appealed the determination. We appealed the staff determination regarding the delisting of our securities, and on October 4, 2011 our securities were suspended from trading pending the final determination of the appeal. On November 2, 2011 we received a letter from Nasdaq stating that, in addition to the Company not being in compliance with Listing Rule 5250(c)(1), Nasdaq determined that certain trading activity in the Company’s ordinary shares raised public interest concerns pursuant to Nasdaq Listing Rule 5101. The oral appeal hearing is scheduled for December 1, 2011.

Prior to October 4, 2011, the ordinary shares had been traded on the NASDAQ Capital Market since October 5, 2009 under the symbols AUTC. Prior to October 5, 2009, the ordinary shares had been quoted on the OTC Bulletin Board since March 28, 2008. Prior to March 28, 2008, AutoChina’s ordinary shares did not trade on any market or exchange.

D.	Selling Shareholders

Not required.

E.	Dilution

Not required

F.	Expenses of the Issue

Not required

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not required.

B.	Memorandum and Articles of Association

We incorporate by reference into this Annual Report the description of our second amended and restated memorandum and articles of association contained in the Company’s registration statement on Form F-1/A, Registration No. 333-159607, filed on November 23, 2009.

To the Company’s knowledge there are no limitations on the rights of non-resident or foreign shareholders to hold our securities or exercise voting rights.

C.	Material Contracts

On February 4, 2009, the Company entered into a share exchange agreement with ACG and the selling shareholders party thereto, which owned 100% of the issued and outstanding equity securities of ACG. On April 9, 2009, the Company acquired all of the outstanding securities of ACG, resulting in AutoChina becoming a wholly owned subsidiary of the Company.

On June 15, 2009, AutoChina agreed to sell its automotive dealership segment pursuant to the terms of an acquisition agreement entered into between Hebei Kaiyuan and Xinjiang. Hebei Kaiyuan was the registered shareholder of the Dealership Subsidiaries and we control the Dealership Subsidiaries through certain contractual arrangements. In consideration of the acquisition, Xinjiang paid us through Hebei Kaiyuan RMB470 million ($68.8 million). We completed the sale on December 14, 2009.

As part of our commercial vehicle financing structure we have established the Trust Fund which requires a third party trustee.  We have, through Chuangjie Trading our new wholly owned subsidiary, engaged Citic Trust Co. Ltd., a division of Citic, to act as trustee for this Trust Fund through an agreement executed on September 10, 2009.

On March 23, 2010, AutoChina entered into securities purchase agreements with certain institutional investors for the purchase and sale of 2,000,000 of our ordinary shares at a price of $35.00 per share, for gross proceeds of approximately $70 million. Rodman & Renshaw, LLC served as lead placement agent and Chardan Capital Markets, LLC acted as co-placement agent for the registered direct offering.  The placement agents received a 5% commission in connection with the offering and have been granted the right to place an additional 300,000 ordinary shares for AutoChina on the same terms and conditions within 45 days of the closing date of the offering. On March 29, 2010, AutoChina closed the offering. On April 1, 2010, the placement agents cancelled their option to place an additional 300,000 ordinary shares.

On July 16, 2010, Kaiyuan Auto Trade, as Borrower, an indirect wholly owned subsidiary of AutoChina, entered into a loan agreement, which loan we refer to as the CITIC Loan, with China Citic Bank, Shijiazhuang, Hebei Province Branch, or CITIC Lender.  Pursuant to the CITIC Loan, Borrower borrowed RMB80 million from CITIC Lender. The CITIC Loan was fully drawn on July 19, 2010. The CITIC Loan bears interests at 5.31% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. The CITIC Loan was renewed on July 5, 2011. The obligations of the Borrower under the CITIC Loan are secured by a pledge agreement by and between by Chuangjie Trading, an indirect wholly owned subsidiary of the Company, and CITIC Lender dated July 16, 2010, which provides CITIC Lender a security interest in up to RMB377 million in Chuangjie Trading‘s right to certain truck lease fees. After the renewal, the CITIC Loan will bear interest at 7.2565% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. Other terms are remaining unchanged and the Borrower will begin the repayment on July 5, 2012.

On July 19, 2010, Chuangjie Trading guaranteed a loan issued by CITIC Lender to an affiliate of the Company’s Chairman Mr. Yong Hui Li in the amount of RMB20 million, and subsequently borrowed RMB20 million from such affiliate on the same terms as the original loan from CITIC Lender to the affiliate, which loan we refer to as the Affiliate Loan. The term of the Affiliate Loan is from July 19, 2010 until July 19, 2011. The Affiliate Loan bears interest at 5.31% per annum, which is adjustable in connection with the base rate established by the People’s Bank of China, and payable in one lump sum upon repayment of the principal. The Affiliate Loan was fully repaid in July 2011.

On July 30, 2010, Borrower entered into a series of loan agreements, which loan agreements we refer to as the ICBC Loans, with Industrial and Commercial Bank of China, Hebei Province Branch, or ICBC Lender. Pursuant to the ICBC Loans, Borrower has borrowed the aggregate of RMB250 million from ICBC Lender. The ICBC Loans are secured by certain receivables to which Borrower is entitled. The ICBC Loans bear interest at 5.31% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. The ICBC Loans have a term of ten months of the receipt by Borrower of the funds. The Company started to receive the funds on August 5, 2010 until October 14, 2010.

Commencing May 25, 2011, the Borrower began renewing the ICBC Loans and completed the renewal on June 24, 2011. After renewal, the ICBC Loans bear interest at the range of 6.31% to 7.572% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. Other terms are remaining unchanged and the Borrower will begin the repayment on February 28, 2012.

On August 26, 2010, Borrower entered into a loan agreement, which loan agreements we refer to as the Hua Xia Loans, with Hua Xia Bank, Hebei Province Branch, or Hua Xia Lender. Pursuant to the Hua Xia Loans, Borrower has borrowed RMB200 million from Hua Xia Lender. The Hua Xia Loan is secured by certain receivables to which Borrower is entitled and guaranteed by Chuangjie Trading. The Hua Xia Loan bears interest at 5.94% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. The Hua Xia Loan was fully drawn on August 26, 2010 and matures on August 25, 2012.

On October 28, 2010, the Company entered into the first lease securitization agreement with the Trustee. Under this lease securitization program, in each month, up to RMB60 million ($9.1 million) of AutoChina’s commercial truck leases will be securitized and sold to investors through Citic Group. The maximum amount is expected to increase over time. The resulting investment products will have a one-year maturity and pay interest at rates that are higher than standard savings account rates currently available in China. AutoChina will incur a cost of approximately 9% per annum under this program. The cost of borrowing was subsequently increased to 10.62% per annum since January 2011. In addition, AutoChina will continue to own the vehicles that are the subject of such transactions and will be responsible for servicing the existing retail leases of such vehicles. Therefore, the Company considers the transaction a financing arrangement and the lease remains an asset on the Company's books as well as a liability as lease securitization borrowings.

On November 1, 2010, Borrower entered into a loan agreement, which loan agreements we refer to as the New Hua Xia Loans, with Hua Xia Lender. Pursuant to the New Hua Xia Loans, Borrower has borrowed RMB80 million from Hua Xia Lender. The New Hua Xia Loan is secured by certain receivables to which Borrower is entitled and guaranteed by Chuangjie Trading. The Hua Xia Loan bears interest at 6.16% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. The New Hua Xia Loan was fully drawn on November 1, 2010 and matures on August 25, 2012.

On February 16, 2011, the Company and Honest Best entered into a letter agreement amending the Earn-out provisions of the share exchange agreement dated February 4, 2009 by which the Company completed its initial business combination in April 2009.  The amendment eliminates the Earn-out provision after the conclusion of the Company’s fiscal year ending December 31, 2011 and also modifies the provision for the years ending December 31, 2010 and December 31, 2011, such that the Company must achieve a threshold of over 70% EBITDA growth in either respective year in order for Honest Best to receive any earn-out compensation. On September 26, 2011, the Company and Honest Best entered into another letter agreement to cancel the Earn-out for fiscal year 2011.

On January 30, 2011, Borrower entered into a loan agreement with CITIC Lender that matured on October 9, 2011 and was renewed on that date. Pursuant to the loan agreement, Borrower borrowed RMB170 million from CITIC Lender. The obligations of the Borrower under the loan with CITIC Lender is secured by the properties owned by an affiliate, Hebei Kaiyuan, and a pledge agreement by and between by Chuangjie Trading and CITCI Lender which provides CITIC Lender a security interest in Chuangjie Trading’s right to certain truck lease fees. After the renewal of the loan on October 9, 2011, the loan bears interest at 7.872% per annum (it was 6.391% originally), adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. Other terms remain unchanged and the loan matures on September 4, 2012.

On March 9, 2011, Hebei Xuhua Trading, a VIE of the Company, entered into a loan agreement with CITIC Lender.  Pursuant to the loan agreement, Hebei Xuhua Trading borrowed RMB150 million from CITIC Lender. The loan was fully drawn on March 9, 2011. The loan bears interests at 6.666% per annum, payable monthly. The loan matures on March 9, 2012.   The loan is guaranteed by Chuangjie Trading, a subsidiary of the Company and beneficiary of the trust account established between the Company and CITIC Group pursuant to the Company commercial vehicle financing structure. The total trust assets are currently approximately RMB 1.8 billion.

On March 29, 2011, Fancy Think Limited, an indirect wholly-owned subsidiary of the Company, entered into an advance agreement with Honest Best, pursuant to which Fancy Think Limited received a short-term loan in the amount of $61,570,000 from Honest Best. The loan initially bears interests at 3.95% per annum, is unsecured and will be repaid in full on demand by Honest Best. On September 1, 2011, Honest Best and Fancy Think Limited entered into a supplementary agreement to increase the interest rate to 8.00% per annum beginning October 1, 2011.

On June 29, 2011, Ganglian Finance Leasing Co., Ltd., an indirect wholly-owned subsidiary of the Company, entered into an agreement providing for a RMB65 million line of credit facility with CITIC Lender.  This facility is guaranteed by Chuangjie Trading, which secured its right to certain truck lease fees.

On September 23, 2011, Hebei Xuhua Trading, entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Hebei Xuhua Trading borrowed RMB50 million from CITIC Lender. The loan was fully drawn on September 26, 2011. The loan bears interests at 7.872% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. The loan is guaranteed by Chuangjie Trading which secured its right to certain truck lease fees, and matures on September 4, 2012.

On September 23, 2011, Chuanglian, a subsidiary of the Company, entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Chuanglian borrowed RMB50 million from CITIC Lender. The loan was fully drawn on September 26, 2011. The loan bears interests at 7.872% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. The loan is guaranteed by Chuangjie Trading which secured its right to certain truck lease fees, and matures on September 26, 2012.

On September 26, 2011, Chuangjie Trading guaranteed a loan issued by CITIC Lender to an affiliate of the Company’s Chairman Mr. Yong Hui Li in the amount of RMB20 million, and such affiliate lent RMB20M to Kaiyuan Auto Trade on the same terms as the original loan from CITIC Lender to the affiliate, which loan we refer to as the New Affiliate Loan. The term of the New Affiliate Loan is from September 26, 2011 until September 25, 2012. The New Affiliate Loan bears interest at 8.20% per annum, which is adjustable in connection with the base rate established by the People’s Bank of China, and payable in one lump sum upon repayment of the principal.

Except for above, as of October 31, 2011, the Company has not entered into any other material contracts.

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

Cayman Islands Taxation

The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon us or our security holders. The Cayman Islands are not party to any double taxation treaties.

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

Dividends From Chuanglian and Ganglian

If Fancy Think Limited is not treated as a resident enterprise under the EIT Law, then dividends that Fancy Think Limited receives from Chuanglian and Ganglian may be subject to PRC withholding tax. The EIT Law and the implementing rules of the EIT Law provide that (A) an income tax rate of 25% will normally be applicable to investors that are “non-resident enterprises,” or non-resident investors, which (i) have establishments or premises of business inside the PRC, and (ii) the income in connection with their establishment or premises of business is sourced from the PRC or the income is earned outside the PRC but has actual connection with their establishments or places of business inside the PRC, and (B) a PRC withholding tax at a rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” or non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

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

The State Council of the PRC, or a tax treaty between China and the jurisdiction in which a non-PRC investor resides may reduce such income or withholding tax, with respect to such non-PRC investor. Pursuant to the PRC-Hong Kong Tax Treaty, if the Hong Kong resident enterprise that is not deemed to be a conduit by the PRC tax authorities owns more than 25% of the equity interest in a company in China continuously within 12 months prior to obtaining dividend from the Company in China, the 10% PRC withholding tax on the dividends the Hong Kong resident enterprise receives from such company in China is reduced to 5%. We and ACG are Cayman Islands holding companies, and ACG has a subsidiary in Hong Kong (Fancy Think Limited), which in turn owns a 100% equity interest in Chuanglian and, Ganglian.

As a result, if Fancy Think Limited were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that Fancy Think Limited receives from Chuanglian and Ganglian (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, if the PRC-Hong Kong Tax Treaty were applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem Fancy Think Limited to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if we or ACG were treated as a PRC “non-resident enterprise” under the EIT Law, and Fancy Think Limited were treated as a PRC “resident enterprise” under the EIT Law, then dividends that we or ACG receive from Fancy Think Limited (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders.

As of the date this document is filed, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us, ACG or Fancy Think Limited. As indicated above, however, Chuanglian and Ganglian are not expected to pay any dividends in the near future. We, ACG and Fancy Think Limited will consult with the PRC tax authorities and make any necessary tax withholding if, in the future, Chuanglian and Ganglian were to pay any dividends and we, ACG or Fancy Think Limited (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that either we, ACG or Fancy Think Limited is a non-resident enterprise under the EIT Law.

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

According to the EIT Law and its implementing rules, the PRC Tax Administration Law (the “Tax Administration Law”) and its implementing rules, the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises (the “Administration Measures”) and other applicable PRC laws or regulations (collectively the “Tax Related Laws”), where any gain derived by non-resident investors from the sale or transfer of our securities is subject to any income tax in the PRC, and such non-resident investors fail to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, they may be subject to certain fines, penalties or punishments, including without limitation: (1) if a non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent tax authorities shall order it to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in egregious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000; (2) if a non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor shall be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins), and a fine ranging from 50% to 500% of the unpaid amount of the tax payable; (3) if a non-resident investor fails to file a tax return or pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income items of the non-resident investor in the PRC and other payers (the “Other Payers”) who will pay amounts to such non-resident investor, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and impose overdue fines on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if a non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50% to 500% of the unpaid tax payable; and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if the nonresident investor fails to pay all or part of the amount of tax payable or surcharge for overdue tax payment, and cannot provide a guarantee to the tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving the PRC.

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

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be accessed at http://www.sec.gov.

I.	Subsidiary Information

Not required.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

For disclosures regarding market risk exposure, see "Item 5 - Operating and Financial Review and Prospects – Liquidity and Capital Resources – Quantitative and Qualitative Disclosures about Market Risk" above.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

As of October 31, 2011, there had been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities had not been altered by the issuance or modification of any other class of securities.

There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the December 31, 2010. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2010 were not effective.

The conclusion that our disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting, as identified below under the heading “Management’s Annual Report on Internal Control over Financial Reporting.” Management anticipates that such disclosure controls and procedures will not be effective until the material weakness described below is remediated.

Disclosure controls and procedures are designed to enable us to record, process, summarize and report information required to be included in the reports that we file or submit under the Exchange Act within the time period required and also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the criteria established in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was not effective as of December 31, 2010 due to the presence of a material weakness.

In our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010, we determined that we had a material weakness related to the lack of requisite U.S. GAAP experience of our finance team, including those primarily responsible for the preparation of our books and records and financial statements. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. We intend to remedy the material weakness as discussed below.

C.	Attestation Report of the Registered Public Accounting Firm

To the Audit Committee of the
Board of Directors and Shareholders
of AutoChina International Limited and Subsidiaries

We have audited AutoChina International Limited and Subsidiaries’ (the "Company") internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management Annual Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in “Management's Annual Report on Internal Control Over financial Reporting”:

(1)	The accounting personnel of the Company lack of requisite U.S. GAAP experience.

This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements for the fiscal year ended December 31, 2010, and this report does not affect our report dated November 30, 2011.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2010 and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the year then ended, and our report dated November 30, 2011 expressed an unqualified opinion on those financial statements.

/s/ Marcum Bernstein & Pinchuk llp
New York, New York
November 30, 2011

D.	Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

It should be noted that while our disclosure controls and procedures as of December 31, 2010 were designed at the reasonable assurance level, our management does not expect that our disclosure controls and procedures or internal financial controls, even once the material weakness described above is remediated, will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

We intend to remedy the material weakness described above by hiring additional personnel with significant U.S. GAAP experience and providing more significant training to our current personnel. Although the material weakness is not remedied, we will also continue to hire consultants with U.S. GAAP experience to assist us with the preparation of our financial statements.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

The Company’s Board of Directors has determined that Mr. James Cheng-Jee Sha is an audit committee financial expert and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B.	CODE OF ETHICS.

In May 2009, our board of directors adopted a code of ethics that applies to our directors, officers and employees as well as those of our subsidiaries. We will provide a copy of our code of ethics to any person, without charge, upon request. Requests for copies of our code of ethics should be sent in writing to AutoChina International Limited, No.322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China, Tel: +86 311 8382 7688, Fax: +86 311 8381 9636.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by Marcum Bernstein & Pinchuk LLP, PricewaterhouseCoopers Zhong Tian CPAs Limited Company and Crowe Horwath LLP for fiscal years ended December 31, 2010 and 2009:

	December 31, 2010	December 31, 2009

Audit Fees – Marcum Bernstein & Pinchuk	469,613	—
Audit Fees – PricewaterhouseCoopers	$469,613	$—
Audit Fees – Crowe Horwath	—	386,500
Audit-Related Fees –Crowe Horwath	27,400	—
Audit-Related Fees – UHY	8,350	51,575
Tax Fees	3,700	4,100
All Other Fees	—	—
Total Fees	$978,676	$442,175

Audit Fees

Marcum Bernstein & Pinchuk audit fees for 2010 consist of the audit of our financial statements for the year ended December 31, 2010.

PricewaterhouseCoopers audit fees for 2010 consist of fees related to the audit of our financial statements for the year ended December 31, 2010 and fees for the reviews of our interim financial statements included in 6-K filings for 2010.

Crowe Horwath audit fees for 2009 consist of the audit of our financial statements for the year ended December 31, 2009. The audit fees for 2009 also included the fees for the reviews of our interim financial statements included in 6-K filings for 2009.

Audit-Related Fees

Other than the fees described under the caption “Audit Fees” above, Marcum Bernstein & Pinchuk and PricewaterhouseCoopers Zhong Tian CPAs Limited Company, did not bill any fees for services rendered to us during fiscal year 2010 and 2009 for assurance and related services in connection with the audit or review of our financial statements.  In 2010, Crowe Horwath LLP billed $27,400 for Audit-Related services in connection with the Company’s registration statement on Form F-3 initially filed in 2009.

UHY LLP was AutoChina’s auditor prior to the completion of our acquisition of ACG in April 2009. In 2010 and 2009, UHY LLP billed $8,350 and $51,575, respectively, for Audit-Related services in connection with the Company’s registration statement on Form F-3 and Form F-1 initially filed in 2009.

Tax Fees

The aggregate fees billed by Crowe Horwath LLP for professional services rendered for tax compliance and tax advice for the Company’s balance sheet at December 31, 2009 included in our Annual Report on Form 20-F filled with the SEC on March 22, 2010, were $3,700.

The aggregate fees billed by Crowe Horwath LLP for professional services rendered for tax compliance and tax advice for the Company’s balance sheet at December 31, 2008 included in our Annual Report on Form 20-F filled with the SEC on June 9, 2009, were $4,100.

All Other Fees

There were no fees billed by Marcum Bernstein & Pinchuk, PricewaterhouseCoopers Zhong Tian CPAs Limited Company or Crowe Horwath LLP for other professional services rendered during fiscal years ended December 31, 2010 and 2009.

Pre-Approval of Services

Before we engage our external auditors to render audit or non-audit services, the engagement is pre-approved by our audit committee.  Our audit committee reviews our external auditors’ engagements letters for audit and non-audit services.  All of the services provided by our external auditors for the fiscal years 2010 and 2009 were pre-approved by the audit committee in this manner.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Prior to the warrant redemption in December 2009, the Company and its affiliates had repurchased 2,432,892 public warrants from the open market for an aggregate of $1,027.

On August 3, 2010, AutoChina’s Board of Directors authorized a share repurchase program under which the Company to repurchase its ordinary shares. Pursuant to the authorization of the Board of Directors, the Company may repurchase up to two million of its ordinary shares in the open market at prices below $35.00 per share. The program expired on February 2, 2011 and a total of 64,100 ordinary shares were repurchased for an aggregate of $1,627.

In September and October 2010, AutoChina had repurchased the aggregate of 64,100 shares of ordinary shares at the average price of $25.43 per share. The share repurchase program expired on February 2, 2011.

The following table sets forth all purchases made by or on behalf of AutoChina of the AutoChina’s equity securities.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
January 2010	0	0	0	0
February 2010	0	0	0	0
March 2010	0	0	0	0
April 2010	0	0	0	0
May 2010	0	0	0	0
June 2010	0	0	0	0
July 2010	0	0	0	0
August 2010	0	0	0	2,000,000
September 2010	27,000	$25.47	27,000	1,973,000
October 2010	37,100	$25.30	64,100	1,935,900
November 2010	0	0	64,100	1,935,900
December 2010	0	0	64,100	1,935,900
January 2011	0	0	64,100	1,935,900
Total:	64,100	$25.37	64,100	1,935,900

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On January 12, 2009, AutoChina engaged Crowe Horwath LLP as its principal independent registered public accounting firm and Crowe Horwath LLP conducted the audit of AutoChina’s fiscal years ended December 31, 2009 and 2008 financial statements.

On March 31, 2010, the audit committee of AutoChina approved the dismissal of Crowe Horwath LLP as the Company’s independent registered public accounting firm and the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”) to serve as the Company’s independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ended December 31, 2010. We notified Crowe Horwath LLP of their dismissal on April 5, 2010, and engaged PwC on April 13, 2010.

During the two fiscal years ended December 31, 2009 and through April 13, 2010, neither the Company nor anyone on its behalf consulted PricewaterhouseCoopers Zhong Tian CPAs Limited Company regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that PricewaterhouseCoopers Zhong Tian CPAs Limited Company concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 16F of Form 20-F) or a reportable event (as defined in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F).

Crowe Horwath LLP’s reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2008 and December 31, 2009 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2009 and through April 5, 2010, the Company did not have any disagreements with Crowe Horwath LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Crowe Horwath LLP, would have caused them to make reference thereto in their report on the financial statements for such years.

The Company provided Crowe Horwath LLP with a copy of the above disclosures, and requested that Crowe Horwath LLP furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made above. A copy of Crowe Horwath LLP's letter dated April 26, 2010 is attached hereto as Exhibit 15.1.

On September 16, 2011, AutoChina International Limited’s (“AutoChina”, “we”, “us”, “our” or the “Company”) audit committee of the Board of Directors (the “Audit Committee”) approved the appointment of Marcum Bernstein & Pinchuk, LLP (“MBP”) as the Company’s independent registered public accounting firm. During the two fiscal years ended December 31, 2010 and through September 16, 2011, neither the Company nor anyone on its behalf consulted MBP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that MBP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 16F of Form 20-F) or a reportable event (as defined in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F).

On September 16, 2011, the Audit Committee approved the dismissal of PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”) as the Company’s independent registered public accounting firm. We notified PwC of their dismissal on September 16, 2011.

Since PwC was engaged as the Company’s independent registered public accounting firm for the audit for the fiscal year ended December 31, 2010, and through the date of their dismissal by the Audit Committee PwC had not completed any audit or issued any reports on the financial statements of the Company for such period, or any other period.

During the course of their engagement, PwC and the Company had certain disagreements on matters of auditing scope or procedure, which, if not resolved to the satisfaction of PwC, would have caused them to be unable to complete a report on the financial statements for the fiscal year ended December 31, 2010, and there were certain “reportable events” as defined under Item 16F(a)(1)(v) of Form 20-F as described below.

In the Form 6-K furnished on June 30, 2011, the Company disclosed that it had identified a material weakness in its internal control over financial reporting as of December 31, 2010 due to a lack of requisite internal U.S. GAAP experience.

During the course of the audit of the financial statements for the year ended December 31, 2010, PwC discussed with the Company the accounting treatment of the earn-out provision contained in the share exchange agreement in respect of the acquisition of ACG in April 2009, and the Company sought guidance from the Office of the Chief Accountant of the U.S. Securities and Exchange Commission (SEC) regarding this matter.  See " Operating and Financial Review and Prospects--Restatement of Consolidated Financial Statements."

During the course of the audit of the financial statements for the year ended December 31, 2010, PwC advised the Audit Committee that its audit scope needed to be expanded (and was not expanded due to PwC's dismissal) and an independent investigation was warranted (such investigation was not conducted) in relation to information in the areas described below, which information, if further investigated and concluded in a manner adverse to the Company, might impact the fairness or reliability of the Company's financial statements, or cause PwC to be unwilling to complete its audit of the Company's financial statements:

A.           Related Party Transactions in 2011:  PwC recommended that the Audit Committee launch an independent investigation into three vehicle purchase transactions with a related party that took place in 2011, along with the related bank loans obtained to finance them. These purchases were all subsequently cancelled and resulted in no expense to the Company. PwC was concerned that if the Company did not intend to complete the vehicle purchase transactions or they otherwise lacked substance, there would be questions as to whether the Company’s presentation of the transactions to the bank as the basis for the bank’s granting and monitoring of the loans was appropriate. PwC was also concerned that the Company’s representations to it, as auditors, may have been inappropriate.  PwC was also concerned that, if the related party transactions were not recorded in the Company’s financial statements and/or otherwise properly reflected in the Company’s books and records, the Company may not have complied with its books and records and internal controls obligations. Finally, PwC was concerned that, if the vehicle purchase transactions did, in fact, have substance, its related-party transaction disclosures, related internal control disclosures and disclosure to PwC, as auditors, may nonetheless have been incorrect. PwC was also concerned whether, in light of these three vehicle purchase transactions, other undisclosed related party transactions may have taken place. The Audit Committee has conducted an internal investigation into these three vehicle purchase transactions, including retaining PRC counsel to review and opine on the transactions, and believes that no impropriety took place.  The Audit Committee has made available to PwC all materials relating to its internal investigation. PwC disagreed with the conclusions of the Audit Committee about the adequacy of the scope of procedures carried out in its investigation, and considered the investigation carried out by the Audit Committee as insufficient to address the concerns PwC identified.

B.           Disclosure of Transactions in the Company’s Stock by Affiliates: At the request of PwC, the Company made available to PwC documents related to the SEC’s investigation that the Company disclosed in its Form 6-K furnished on June 30, 2011, including SEC deposition transcripts. After reviewing such SEC deposition transcripts, PwC indicated a concern that the Company and/or affiliates of the Company may have directly or indirectly funded transactions in the Company’s securities to artificially inflate the trading volume of the Company’s securities and that certain employees of the Company including senior management may have engaged in insider trading.  PwC recommended that the Audit Committee launch an independent investigation into such matters and to determine if any such activity had occurred.  The Audit Committee conducted an internal investigation into these allegations and concluded that there was not sufficient evidence to support such allegations, and that conducting a full independent investigation would not be beneficial because the independent investigator would not have access to any more information than what the Audit Committee currently has access to.  PwC disagreed with the conclusions of the Audit Committee about the adequacy of the scope of procedures carried out in its investigation, the independence of counsel who assisted in such investigation, and considered the investigation carried out by the Audit Committee as insufficient under the circumstances.  PwC also raised concerns regarding a loan from our Chairman and CEO to our CFO for the purpose of purchasing Company stock and disclosures related thereto.  The Audit Committee is aware of the loan, but does not believe any disclosure of the loan on the part of the Company was necessary because the Company is not a party to such transaction, and believes that the shares were purchased by such officer for his own account and that such officer is the ultimate beneficial owner of the shares.

C.           Potential Undisclosed Related Party Transactions: PwC recommended that the Audit Committee launch an independent investigation, which among a number of suggested procedures, included obtaining a complete record of all counter parties who have ever either paid money to or received money from AutoChina, review email and paper records for any employees involved in transactions identified through the review of counter parties, conduct interviews with all such employees, requesting interviews with all counter parties to such transactions and developing processes to analyze the information gathered to determine those transactions requiring further review. These procedures were recommended in order to address concerns about potential undisclosed related party transactions raised in the course of the auditor’s review of information revealed in SEC deposition transcripts wherein it came to light that a company with which the Company has had prior dealings later became a related party. The Audit Committee conducted an investigation into the circumstances that led to this company becoming a related party, and the failure to identify them as such immediately, and concluded that such failure was the result of an inadvertent oversight and that no impropriety existed.  The Audit Committee believes that the oversight occurred because the other company only became a related party after its dealings with the Company, and does not suggest a pattern of undisclosed related parties.  The Audit Committee believes that the type of review suggested by PwC would not be beneficial, and would be not be time- nor cost-effective.  PwC disagreed with the conclusions of the Audit Committee about the adequacy of the scope of procedures carried out in its investigation, the indepdence of counsel who assisted in such investigation, and considered the investigation carried out by the Audit Committee as insufficient to conclude that there are no other undisclosed related party transactions.

The Company provided PwC with a copy of the above disclosures, and requested that PwC furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made above. The Company will file a copy of PwC’s letter as an exhibit to an amendment of this report promptly upon receipt from PwC.

The Company has authorized Crowe Horwath LLP to respond fully to the inquiries of PricewaterhouseCoopers Zhong Tian CPAs Limited Company and Marcum Bernstein & Pinchuk LLP concerning the subject matter of each of the above matters, and has authorized PricewaterhouseCoopers Zhong Tian CPAs Limited Company to respond fully to the inquiries of Marcum Bernstein & Pinchuk LLP concerning the subject matter of each of the above matters.

ITEM 16G.	CORPORATE GOVERNANCE

Our securities are currently quoted on the OTC Bulletin Board Pink Sheets.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Certificate of Incorporation(1)
1.2	Second Amended and Restated Memorandum and Articles of Association(2)
2.1	Specimen Ordinary Share Certificate(1)
4.1	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and James Cheng-Jee Sha (1)
4.2	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and William Tsu-Cheng Yu (1)
4.3	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Diana Chia-Huei Liu (1)
4.4	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Jimmy (Jim) Yee-Ming Wu (1)
4.5	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Gary Han Ming Chang (1)
4.6	Form of Investment Management Trust Agreement between American Stock Transfer & Trust Company and the Registrant (1)
4.7	Form of Share Escrow Agreement between the Registrant, American Stock Transfer & Trust Company and the Founding Shareholders (1)
4.8	Form of Letter Agreement between Live ABC Interactive Co., Ltd. Beijing and Registrant regarding administrative support (1)
4.9	Promissory Note, dated as of October 24, 2007, issued to James Sha (1)
4.10	Promissory Note, dated as of October 24, 2007, issued to Diana Liu (1)
4.11	Promissory Note, dated as of October 24, 2007, issued to William Yu (1)
4.12	Share Exchange Agreement (3)
4.13	Form of Indemnification Agreement (4)
4.14	Form of Registration Rights Agreement among the Registrant and the Founding Shareholders (1)
4.15	Form of Placement Warrant Purchase Agreement among the Registrant and the Founding Shareholders (1)
4.16	List of Guarantee Agreements entered into by Hua An Investment (5)
4.17	Form of AutoChina International Limited 2009 Equity Incentive Plan (6)
4.18	Executive Employment Agreement between the Registrant and Yong Hui Li, dated April 9, 2009 (7)
4.19	Executive Employment Agreement between the Registrant and Johnson Lau, dated April 9, 2009 (7)
4.20	Executive Employment Agreement between the Registrant and Wei Xing, dated April 9, 2009 (7)
4.21	Executive Employment Agreement between the Registrant and Chen Lei, dated April 9, 2009 (7)
4.22	Executive Employment Agreement between the Registrant and Jason Wang, dated July 16, 2009 (8)
4.23	Business Operation Agreement between Hebei Hua An Investment Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (9)

4.24	Equity Pledge Agreement between Hebei Hua An Investment Co., Ltd. and Hebei Chuanglian Chuanglian Trade Co., Ltd., dated November 26, 2008 (9)
4.25	Option Agreement between Hebei Hua An Investment Co., Ltd. and Hebei Chuanglian Chuanglian Trade Co., Ltd., dated November 26, 2008 (9)
4.26	Services Agreement between Hebei Hua An Investment Co., Ltd. and Hebei Chuanglian Chuanglian Trade Co., Ltd., dated November 26, 2008 (9)
4.27	Voting Attorney Agreement between Hebei Hua An Investment Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (9)
4.28	Business Operation Agreement between Hebei Hui Yin Investment Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (9)
4.29	Equity Pledge Agreement between Hebei Hui Yin Investment Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (9)
4.30	Option Agreement between Hebei Hui Yin Investment Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (9)
4.31	Services Agreement between Hebei Hui Yin Investment Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (9)
4.32	Voting Attorney Agreement between Hebei Hui Yin Investment Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (9)
4.33	Business Operation Agreement between Shijie Kaiyuan Auto Trade Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (9)
4.34	Equity Pledge Agreement between Shijie Kaiyuan Auto Trade Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (9)
4.35	Option Agreement between Shijie Kaiyuan Auto Trade Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (9)
4.36	Services Agreement between Shijie Kaiyuan Auto Trade Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (9)
4.37	Voting Attorney Agreement between Shijie Kaiyuan Auto Trade Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (9)
4.38	Business Operation Agreement between Shijie Kaiyuan Logistics Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (9)
4.39	Equity Pledge Agreement between Shijie Kaiyuan Logistics Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (9)
4.40	Option Agreement between Shijie Kaiyuan Logistics Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (9)
4.41	Services Agreement between Shijie Kaiyuan Logistics Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (9)
4.42	Voting Attorney Agreement between Shijie Kaiyuan Logistics Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (9)
4.43
Put and Call Agreement, by and between the AutoChina International Limited, AutoChina Group Inc., Hammerman Capital Partners, LP and HCP Opportunity Fund, LP, dated April 7, 2009, with respect to 106,990 shares (9)

4.44	Put and Call Agreement, by and between the AutoChina International Limited, AutoChina Group Inc., and Alder Capital Partners I, L.P., dated April 7, 2009, with respect to40,000 shares (9)
4.45	Put and Call Agreement, by and between the AutoChina International Limited, AutoChina Group Inc., and Alder Offshore Master Fund, L.P., dated April 7, 2009, with respect to 10,000 shares (9)
4.46
Escrow Agreement, by and among the Company, Hammerman Capital Partners, LP, HCP Opportunity Fund, LP, Alder Offshore Master Fund, L.P., Alder Capital Partners I, L.P., AutoChina, Honest Best and Loeb, as escrow agent, dated April 7, 2009 (9)

4.47
Put and Call Agreement, by and between the AutoChina International Limited, AutoChina Group Inc., Victory Park Special Situations Master Fund, Ltd. and Victory Park CreditOpportunities Master Fund, Ltd., dated April 8, 2009, with respect to 548,800 shares (9)

4.48
Escrow Agreement, by and among the Company, Victory Park Special Situations Master Fund, Ltd., Victory Park Credit Opportunities Master Fund, Ltd., AutoChina and Loeb, as escrow agent, dated April 8, 2009 (9)

4.49	Put and Call Agreement, by and between the AutoChina International Limited, AutoChina Group Inc., and Chun-Chi Chen, dated April 7, 2009, with respect to 156,500 shares (9)
4.50	Put and Call Agreement, by and between the AutoChina International Limited, AutoChina Group Inc., and Josephine Sha, dated April 7, 2009, with respect to 120,000 shares (9)
4.51	Put and Call Agreement, by and between the AutoChina International Limited, AutoChina Group Inc., and Shung-Chiang Tai, dated April 7, 2009, with respect to 12,500 shares (9)
4.52	Put and Call Agreement, by and between the AutoChina International Limited, AutoChina Group Inc., and Wei-Jen Lee, dated April 7, 2009, with respect to 10,000 shares (9)
4.53	Letter Agreement by and among AutoChina International Limited, Rodman & Renshaw, LLC, as Lead Placement Agent, and Chardan Capital Markets, LLC, dated March 3, 2010 (11)
4.54	Form of Securities Purchase Agreement, dated March 23, 2010 (11)
4.55	Loan Agreement, by and between Kaiyuan Auto Trade and China Citic Bank, dated July 16, 2010.
4.56	Guarantee Agreement, by and between ChuangjieTrading and China Citic Bank, dated July 19, 2010.
4.57	Loan Agreement, by and between Kaiyuan Auto Trade and Industrial and Commercial Bank of China, dated July 30, 2010.
4.58	Lease Securitization Agreement, by and between ChuangjieTrading and Citic Trust Co., Ltd., dated October 28, 2010.
4.59	Letter Agreement, by and between AutoChina International Limited and Honest Best Int’l Ltd. dated February 16, 2011, (13)
4.60	Loan Agreement dated March 9, 2011 between Hebei Xuhua Trading Co., Ltd. and China Citic Bank, Shijiazhuang, Hebei Province Branch
4.61	Advance Agreement dated March 29, 2011 between Fancy Think Limited and Honest Best Int’l Limited
4.62	Loan Agreement dated June 29, 2011 between Ganglian Finance Leasing Co., Ltd. and China Citic Bank, Shijiazhuang, Hebei Province Branch
4.63	Summary of Loan Agreement dated January 30, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch
4.64	Summary of Loan Agreement dated January 30, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch
4.65	Summary of Loan Agreement dated March 7, 2011 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch
4.66	Summary of Loan Agreement dated June 28, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch
4.67	Summary of Loan Agreement dated September 23, 2011 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch
4.68	Summary of Loan Agreement dated September 23, 2011 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch
4.69	Summary of Loan Agreement dated October 8, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch
4.70	Summary of Loan Agreement dated October 8, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch
4.71	Summary of Maximum Pledge Contract dated July 16, 2010 between Hebei Chuangjie Trading Co., Ltd. and CITIC Shijiazhuang Branch
4.72	Summary of Maximum Pledge Contract dated June 29, 2011 between Hebei Chuangjie Trading Co., Ltd. and CITIC Shijiazhuang Branch
4.73	Summary of Maximum Pledge Contract dated June 28, 2011 between Hebei Chuangjie Trading Co., Ltd. and CITIC Shijiazhuang Branch
4.74	Summary of Maximum Pledge Contract dated March 7, 2011 between Hebei Chuangjie Trading Co., Ltd. and CITIC Shijiazhuang Branch
4.75	Summary Maximum Pledge Contract dated September 23, 2011 between Hebei Chuangjie Trading Co., Ltd. and CITIC Shijiazhuang Branch
4.76	Summary of Maximum Mortgage Contract dated January 28, 2011 between Hebei Kaiyuan Real Estate Developing Co., Ltd. and CITIC Shijiazhuang Branch
4.77	Summary of Comprehensive Facility Contract dated January 28, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch
4.78	Summary of Comprehensive Facility Contract dated June 29, 2011 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch
4.79	Summary of Bankers’ Acceptance Amount Agreement dated June 29, 2011 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch
4.80	Summary of Security Agreement dated June 29, 2011 between CITIC Shijiazhuang Branch and Ganglian Finance Leasing Co., Ltd.
4.81	Summary of Domestic Factoring Agreement dated May 25, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch
4.82	Summary of Domestic Factoring Agreement dated June 3, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch
4.83	Summary of Domestic Factoring Agreement dated June 8, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch
4.84	Summary of Domestic Factoring Agreement dated June 16, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch
4.85	Summary of Domestic Factoring Agreement dated June 14, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch
4.86	Summary of Domestic Factoring Agreement dated June 24, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch
4.87	Summary of Loan Agreements dated August 26, 2010 between Shijie Kaiyuan Auto Trade Co., Ltd. and Hua Xia Bank Shijiazhuang Branch
4.88	Summary of Loan Agreements dated November 1, 2010 between Shijie Kaiyuan Auto Trade Co., Ltd. and Hua Xia Bank Shijiazhuang Branch
4.89	Summary of Loan Agreement dated July 19, 2010 between Hebei Chuangjie Trading Co., Ltd. and Hebei Shengrong Kaiyuan Auto Parts Co., Ltd.

8.1	Subsidiaries of the Registrant
11	Code of Ethics(10)
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter from Crowe Horwath LLP dated April 26, 2010 (12)
15.2	Consent of Crowe Horwath LLP, independent registered public accounting firm
15.3	Consent of Marcum Bernstein & Pinchuk LLP, independent registered public accounting firm

(1)	Incorporated by reference to AutoChina’s Registration Statement, filed with the SEC on Form S-1 dated February 4, 2008.
(2)	Incorporated by reference to Registration Statement on Form F-1, filed with the SEC on Form F-1 filed May 29, 2009.
(3)	Incorporated by reference to Annex C to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(4)	Incorporated by reference to Schedule N to Annex C to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(5)	Incorporated by reference to Schedule R to Annex C to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(6)	Incorporated by reference to Annex E to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(7)	Incorporated by reference to AutoChina's Report of Foreign Private Issuer on Form 6-K, filed with the SEC on May 29, 2009.
(8)	Incorporated by reference to AutoChina’s Report of Foreign Private Issuer on Form 6-K, filed with the SEC on July 21, 2009.
(9)	Incorporated by reference to AutoChina's Registration Statement on Form F-1/A, filed with the SEC on August 10, 2009.
(10)	Incorporated by reference to AutoChina’s Annual Report, filed with the SEC on Form 20-F filed June 9, 2009.
(11)	Incorporated by reference to AutoChina's Report of Foreign Private Issuer on Form 6-K, filed with the SEC on March 24, 2010.
(12)	Incorporated by reference to AutoChina's Report of Foreign Private Issuer on Form 6-K, filed with the SEC on April 26, 2010.
(13)	Incorporated by reference to AutoChina's Report of Foreign Private Issuer on Form 6-K, filed with the SEC on February 16, 2011

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUTOCHINA INTERNATIONAL LIMITED

November 30, 2011	By:	/s/ Yong Hui Li
Yong Hui Li
Chief Executive Officer

November 30, 2011	By:	/s/ Jason Wang
Jason Wang
Chief Financial Officer

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Audit Committee of the
Board of Directors and Shareholders of
AutoChina International Limited and Subsidiaries

We have audited the accompanying consolidated balance sheet of AutoChina International Limited and Subsidiaries (the “Company”) as of December 31, 2010, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2010, and the consolidated results of its operations and its cash flows for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 30, 2011, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of the existence of a material weakness.

/s/ Marcum Bernstein & Pinchuk llp
New York, New York
November 30, 2011

 Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of AutoChina International Limited and Subsidiaries

We have audited the accompanying consolidated balance sheet of AutoChina International Limited and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the two years in the period ended December 31, 2009.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

As described in Note 2 to the consolidated financial statements, the Company has restated its financial statements as of, and for the year ended, December 31, 2009.

As described in Note 1 to the consolidated financial statements, the Company has reclassified assets and liabilities, revenues and expenses and cash flows related to a disposed segment of the Company as discontinued operations for all periods presented.

Sherman Oaks, California	/s/ Crowe Horwath LLP
March 22, 2010
(except for Notes 2 and 13, as to which the date is November 30, 2011)

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share data)

	December 31,
	2010	2009
		As Restated – note 2
ASSETS
Current assets
Cash and cash equivalents	$30,931	$36,768
Restricted cash	—	12,450
Notes receivable	—	220
Accounts receivable, net of provision for doubtful accounts of $1,464 and $298, respectively	22,101	2,382
Inventories	1,412	118
Deposits for inventories	1,004	17,388
Prepaid expenses and other current assets	8,113	6,011
Prepaid interest expenses, related parties	604	1,289
Due from an affiliate	9,000	—
Current maturities of net investment in sales-type leases, net of provision for doubtful accounts of $281 and nil, respectively	282,108	123,413
Deferred income tax assets	—	838
Total current assets	355,273	200,877

Property, equipment and leasehold improvements, net	2,669	2,103
Deferred income tax assets	259	—
Net investment in sales-type leases, net of current maturities	142,005	93,164

Total assets	$500,206	$296,144

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	$117,485	$8,788
Trade notes payable	—	12,450
Accounts payable	911	3,610
Accounts payable, related parties	16,202	117,725
Other payables and accrued liabilities	7,425	2,968
Due to affiliates	77,295	38,246
Customer deposits	1,198	1,336
Income tax payable	7,147	2,023
Deferred income tax liabilities	192	—
Total current liabilities	227,855	187,146

Noncurrent liabilities
Long-term borrowings	42,485	—
Earn-out obligation	73,100	57,300
Deferred income tax liabilities	—	1,723
Total liabilities	343,440	246,169

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS - Continued
(in thousands except share and per share data)

	December 31,
	2010	2009
		As Restated – note 2
Commitment and Contingency

Equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 50,000,000 shares; issued – 19,615,766 shares and 13,017,283 shares at December 31, 2010 and 2009, respectively; outstanding –19,615,766 shares and 12,156,658 shares at December 31, 2010 and 2009, respectively	20	13
Additional paid-in capital	286,642	123,860
Statutory reserves	6,272	2,510
Accumulated losses	(143,735)	(77,081)
Accumulated other comprehensive income	7,567	673
Total equity	156,766	49,975

Total liabilities and equity	$500,206	$296,144

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except share and per share data)

	Years ended December 31,
	2010	2009	2008
		As Restated – note 2
Revenues
Commercial vehicles	$558,004	$308,800	$34,059
Finance and insurance	59,405	16,654	2,239
Agency services, related parties	664	—	—
Total revenues	618,073	325,454	36,298

Cost of sales
Commercial vehicles	419,383	227,674	31,970
Commercial vehicles, related parties	110,728	64,999	—
Total costs of sales	530,111	292,673	31,970

Gross profit	87,962	32,781	4,328

Operating expenses
Selling and marketing	6,260	2,946	965
General and administrative	17,590	6,800	2,177
Interest expense	10,512	1,032	5
Interest expense, related parties	6,945	2,776	—
Other income, net	(789)	(602)	(162)
Total operating expenses	40,518	12,952	2,985

Income from operations	47,444	19,829	1,343

Other income (expense)
Loss on change in fair value of earn-out obligation	(100,400)	(89,500)	—
Interest income	433	49	14
Accretion of share repurchase obligations	—	(535)	—
Acquisition-related costs	—	(295)	—
Other income (expense), net	(99,967)	(90,281)	14

(Loss) income from continuing operations before income taxes	(52,523)	(70,452)	1,357

Income tax provision	(10,369)	(3,828)	(185)
(Loss) income from continuing operations	(62,892)	(74,280)	1,172

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS – Continued
(in thousands except share and per share data)

	Years ended December 31,
	2010	2009	2008
		As Restated –
		note 2

Income from discontinued operations, net of taxes of nil, $3,904 and $2,824, respectively	$—	$9,695	$6,871
Gain on disposal of discontinued operations, net of taxes	—	5,675	—
Realization of foreign currency translation gain relating to discontinued operations	—	5,717	—
Income from discontinued operations	—	21,087	6,871

Net (loss) income	$(62,892)	$(53,193)	$8,043

(Loss) earnings per share
Basic
Continuing operations	$(3.42)	$(8.26)	$0.15
Discontinued operations	—	2.34	0.89
	$(3.42)	$(5.92)	$1.04
Diluted
Continuing operations	$(3.42)	$(8.26)	$0.15
Discontinued operations	—	2.34	0.89
	$(3.42)	$(5.92)	$1.04

Weighted average shares outstanding
Basic	18,415,305	8,991,491	7,745,625
Diluted	18,415,305	8,991,491	7,745,625

Amounts attributable to shareholders
(Loss) income from continuing operations, net of taxes	$(62,892)	$(74,280)	$1,172
Discontinued operations, net of taxes	—	21,087	6,871
Net (loss) income	$(62,892)	$(53,193)	$8,043

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands except share data)
	Ordinary Shares		Additional Paid-in	Treasury Stock		Statutory	(Accumu- lated Loss) Retained	Accumu- lated Other Compre- hensive	Total	Compre— hensive Income
	Shares	Amount	Capital	Shares	Amount	Reserves	Earnings	Income	Equity	(Loss)

Balance, December 31, 2007	8,606,250	$9	$24,470	—	$—	$62	$10,427	$2,837	$37,805

Capital contributions	—		11,442	—	—	—	—	—	11,442	—
Other comprehensive income
Foreign currency translation adjustments:	—	—	—	—	—	—	—	3,401	3,401	3,401
Income tax expense related to items of other comprehensive income	—	—	—	—	—	—	—	(53)	(53)	(53)
Appropriations to statutory reserves	—	—	—	—	—	995	(995)	—	—	—
Net income for the year ended December 31, 2008	—	—	—	—	—	—	8,043	—	8,043	8,043
Comprehensive income										$11,391
Balance, December 31, 2008	8,606,250	9	35,912	—	—	1,057	17,475	6,185	60,638
Shares issued in connection with reverse merger transaction	2,110,470	2	(2,144)	—	—	—	—	—	(2,142)	—
Repurchase of 2,432,892 public warrants for cash	—	—	(1,027)	—	—	—	—	—	(1,027)	—
Issuance of 279,000 shares for cashless exercise of 450,000 UPOs	279,000	—	—	—	—	—	—	—	—	—
Exercise of warrants	2,021,563	2	10,106	—	—	—	—	—	10,108	—
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	—	—	151	151	151
Income tax expense related to items of other comprehensive income	—	—	—	—	—	—	—	(3)	(3)	(3)
Settlement of share repurchase obligations	—	—	8,443	—	—	—	—	—	8,443	—
Stock-based compensation	—	—	517	—	—	—	—	—	517	—
Transfer	—	—	39,853	—	—	(741)	(39,169)	57	—	—
Deemed dividend of right to receive earn-out shares (as restated - Note 2)	—	—	(23,400)	—	—	—	—	—	(23,400)	—
Reclassification from liability of the obligation to issue shares for 2009 earn-out obligation (as restated - Note 2)	—	—	55,600	—	—	—	—	—	55,600	—
Realization of foreign currency translation gain relating to discontinued operations	—	—	—	—	—	—	—	(5,717)	(5,717)	(5,717)
Appropriations to statutory reserves (as restated - Note 2)	—	—	—	—	—	2,194	(2,194)	—	—	—
Net loss for the year ended December 31, 2009 (as restated - Note 2)	—	—	—	—	—	—	(53,193)	—	(53,193)	(53,193)
Comprehensive loss (as restated - Note 2)										$(58,762)
Balance, December 31, 2009 (as restated - Note 2)	13,017,283	$13	$123,860	—	$—	$2,510	$(77,081)	$673	$49,975

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS) - Continued
(in thousands except share data)

								(Accumu-
								Lated
							Accumu-	Other		Compre—
			Additional				lated Loss)	Compre-		hensive
	Ordinary Shares		Paid-in	Treasury Stock		Statutory	Retained	hensive	Total	Income
	Shares	Amount	Capital	Shares	Amount	Reserves	Earnings	Income	Equity	(Loss)

Balance, December 31, 2009	13,017,283	$13	$123,860	—	$—	$2,510	$(77,081)	$673	$49,975

Shares issued for cash	2,000,000	2	66,240	—	—	—	—	—	66,242	—
Exercise of warrants	2,059,127	2	10,294	—	—	—	—	—	10,296	—
Shares issued to AutoChina Group Inc’s former shareholders for earn out shares	2,603,456	3	(3)	—	—	—	—	—	—	—
Share repurchase	—	—	—	(64,100)	(1,630)	—	—	—	(1,630)	—
Stock retired	(64,100)	—	(1,630)	64,100	1,630	—	—	—	—	—
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	—	—	6,894	6,894	6,894
Stock-based compensation	—	—	3,281	—	—	—	—	—	3,281	—
Reclassification from liability of the obligation to issue shares for 2010 earn-out obligation	—	—	84,600	—	—	—	—	—	84,600	—
Appropriations to statutory reserves	—	—	—	—	—	3,762	(3,762)	—	—	—
Net loss for the year ended December 31, 2010	—	—	—	—	—	—	(62,892)	—	(62,892)	(62,892)
Comprehensive loss										$(55,998)

Balance, December 31, 2010	19,615,766	$20	$286,642	—	$—	$6,272	$(143,735)	$7,567	$156,766

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	December 31,
	2010	2009	2008
		As Restated – note 2
Cash flow from continuing operating activities:

Net (loss) income	$(62,892)	$(53,193)	$8,043

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Net income from discontinued operations	—	(9,695)	(6,858)
Gain on disposal of discontinued operations	—	(5,675)	—
Realization of foreign currency translation gain relating to discontinued operations	—	(5,717)	—
Loss on change in fair value of earn-out obligation	100,400	89,500	—
Depreciation and amortization	952	674	251
Provision for bad debts	1,447	298	—
Deferred income taxes	(959)	1,153	(282)
Stock-based compensation expenses	3,281	517	—
Accretion of share repurchase obligations	—	535	—

Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(20,263)	(1,550)	—
Notes receivable	222	(220)	—
Net investment in sales-type leases	(194,490)	(193,218)	(23,712)
Inventories	(1,255)	1,115	(1,213)
Deposits for inventories	16,567	(16,960)	(421)
Prepaid expense and other current assets	(1,828)	(5,397)	(1,432)
Trade notes payable	(12,561)	12,450	—
Accounts payable	(2,756)	3,514	4,850
Accounts payable, related parties	16,104	—	—
Other payable and accrued liabilities	4,229	1,622	263
Customers deposits	(182)	1,309	26
Customers deposits, related party	—	(16,095)	16,095
Income tax payable	4,912	1,828	192

Net cash used in continuing operating activities	(149,072)	(193,205)	(4,198)

Cash flow from continuing investing activities:

Purchase of property, equipment and leasehold improvements	(1,427)	(953)	(1,929)
Decrease (increase) in restricted cash	12,561	(12,450)	—
Increase in due from an affiliate	(9,000)	—	—
Proceeds from sale of consumer automotive dealership business	—	67,308	—
Cash relinquished upon sales of discontinued operations	—	(19,424)	—
Proceeds from the sale of property, equipment and leasehold improvements	—	—	7

Net cash provided by (used in) continuing investing activities	2,134	34,481	(1,922)

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued
(in thousands)
	December 31,
	2010	2009	2008
		As Restated – note 2
Cash flow from continuing financing activities:

Proceeds from borrowings	220,028	8,788	2,879
Repayments of borrowings	(73,269)	(429)	(2,884)
Proceeds from affiliates	283,311	37,173	2,272
Repayment to affiliates	(245,988)	(5,280)	—
Increase in accounts payable, related parties	451,525	116,824	—
Repayment to accounts payable, related parties	(570,637)	(1,371)	—
Issue of shares on exercise of warrants	10,296	10,108	—
Issue of shares for cash, net of offering costs of $3,758	66,242	—	—
Shares repurchase	(1,630)	—	—
Cash acquired in reverse merger	—	1,697	—
Release of restricted cash held in escrow	—	4,987	—
Repurchase of warrants subsequent to closing of reverse merger	—	(449)	—
Capital contributions	—	—	7,123

Net cash provided by continuing financing activities	139,878	172,048	9,390

Net cash (used in) provided by continuing operating, financing and investing activities	(7,060)	13,324	3,270

Cash flow of discontinued operations:

Cash (used in) provided by operating activities	—	(1,286)	23,251
Cash used in investing activities	—	(4,197)	(24,426)
Cash provided by financing activities	—	11,246	1,050

Net cash flow provided by (used in) discontinued operations	—	5,763	(125)

Effect of foreign currency translation on cash	1,223	275	1,441

Net (decrease) increase in cash and cash equivalents	(5,837)	19,362	4,586

Cash and cash equivalents, beginning of the year	36,768	17,406	12,820

Cash and cash equivalents, end of the year	30,931	36,768	17,406

Analysis of balances of cash and cash equivalents
Included in cash and cash equivalents per consolidated balance sheet	30,931	36,768	3,869
Included in assets of discontinued operations	—	—	13,537
	$30,931	$36,768	$17,406

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued
(in thousands)
	December 31,
	2010	2009	2008
		As Restated – note 2

Supplemental disclosure of cash flow information:
Continuing Operations
Interest paid	$15,619	$3,633	$—
Income taxes paid	$6,189	$3,828	$—

Discontinued Operations
Interest paid	$—	$2,207	$5
Income taxes paid	$—	$3,904	$254

Supplemental disclosure on non-cash continuing financing activities
Settlement of share repurchase obligations	$—	$8,443	$—

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2010, 2009 and 2008
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

On February 4, 2009, the Company entered into a share exchange agreement with AutoChina Group Inc. (“ACG”) and the selling shareholders party thereto (“Sellers”), which owned 100% of the issued and outstanding equity securities of ACG (the “Share Exchange Agreement”). On April 9, 2009, the Company acquired all of the outstanding securities of ACG, resulting in ACG becoming a wholly-owned subsidiary of the Company (the “Business Combination”). In conjunction with the acquisition, the Company subsequently changed its name to AutoChina International Limited. Pursuant to the earn-out provision of the Share Exchange Agreement, the Company may be required annually to issue to the former shareholder of ACG up to 20% of the number of ordinary shares outstanding as of December 31, 2009, through December 31, 2013. The percentage of shares to be issued shall be determined based upon the Company’s financial results each year, measured in accordance with an established formula. (see “Note 13”). Until December 2009, AutoChina consisted of two primary reportable segments: the commercial vehicle sales, servicing, leasing and support segment and the automotive dealership segment. AutoChina was a full-service, integrated retailer of consumer automobiles and related services and provider of commercial vehicle sales, servicing, leasing and support and related services under the “Kaiyuan Auto” brand name. Through its strategically located network of automotive dealerships and commercial vehicle sales, servicing, leasing and support centers located in the People’s Republic of China (the “PRC” or “China”), AutoChina provided one-stop service for the needs of its customers, including retail sales of new and used consumer automobiles, aftermarket parts sales, service and repair facilities, commercial vehicle financing and related administrative services. In December 2009, the Company sold its consumer automotive dealership business (see “Discontinued Operations – Consumer Automotive Dealership Business” below). As of December 31, 2010, the Company's operations comprise a single reporting segment – commercial vehicle sales, servicing, leasing and support.

The Company’s business was mainly operated by four companies, Hebei Hua An Investment Co., Ltd, Hebei Huiyin Investment Co., Ltd, Hebei Shijie Kaiyuan Logistics Co., Ltd. and Shijie Kaiyuan Auto Trade Co., Ltd. (formerly known as Hebei Shijie Kaiyuan Auto Trade Co., Ltd.) (collectively referred to as the “Auto Kaiyuan Companies”) which are limited liability corporations established under the laws of the PRC. On November 26, 2008, through the Company’s wholly owned subsidiary, Hebei Chuanglian Finance Leasing Co., Ltd. (formerly known as Hebei Chuanglian Trade Co., Ltd. (“Chuanglian”)), the Company executed a series of contractual arrangements with the Auto Kaiyuan Companies and their shareholder (the “Enterprise Agreements”). Pursuant to the Enterprise Agreements, the Company had exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholders, and generally had control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies were considered as variable interest entities (“VIEs”) and the Company was the primary beneficiary. The Company’s relationships with the Auto Kaiyuan Companies and their shareholder were governed by the Enterprise Agreements between Chuanglian and each of the Auto Kaiyuan Companies, which were the operating companies of the Company in the PRC. Until September 2009, the Company conducted its leasing business through Auto Kaiyuan Companies, and these VIEs hold contractual rights of cash flows of leases initiated during that period. On December 14, 2009, the Company and the shareholder of Auto Kaiyuan Companies amended the contractual agreements to cancel the contractual arrangements with Hebei Hua An Investment Co., Ltd and Hebei Huiyin Investment Co., Ltd and include as a result of the Company’s disposal of consumer automotive dealership business.

Commencing in late September 2009, the Company began to implement a commercial vehicle financing structure through its VIE, Hebei Chuangjie Trading Co., Ltd. (“Chuangjie Trading”). Under the current commercial vehicle financing structure, Chuangjie Trading has engaged CITIC Trust Co. Ltd. (the “Trustee”), a division of the CITIC Group, to act as trustee for a trust fund set up for the benefit of Chuangjie Trading (the “Trust Fund”). The Trustee is responsible for the management of the funds invested in the Trust Fund, and the Trust Fund will be used in purchasing commercial vehicles from Shijie Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”). Pursuant to the Trust Fund documents each use of the Trust Fund (e.g. to purchase of a commercial vehicle) requires a written order to the Trustee from Chuangjie Trading. Under this commercial vehicle financing structure, the commercial vehicle purchase order is issued (upon completion of credit checks) by a local center to Chuangjie Trading who then instructs the Trustee to place the order for the vehicle with Kaiyuan Auto Trade. Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant local center enters into a Sale and Management Agreement, and the Trustee, relevant local center and customer lessee enters into a Lease and Management Agreement governing each commercial vehicle purchase. This structure allows the Company to promote its leasing business by using the name of the Trustee, and enabled it to start a lease securitization program with the Trustee, which provides an additional source of financing. In June 2011, as a result of the group restructuring, Chuangjie Trading becomes a wholly owned subsidiary of the Company.

Under the Sale and Management Agreements and Lease and Management Agreements, the parties agree that: (1) the Trustee will deliver the funds for the purchase of the commercial vehicle and instruct Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the local center will hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request. Under the Lease and Management Agreement, the Trust Fund is entitled to future receivables under a lease, while Chuangjie Trading is entitled to the economic benefits of the Trust Fund as the trust beneficiary. The change of commercial vehicle financing structure did not have a material effect on the Company’s financial position or results of operations.

In September 2010, the Company established a new wholly foreign owned enterprise in China, Ganglian Finance Leasing Co., Ltd., (“Ganglian Finance Leasing”), which is in the business of leasing commercial vehicles. In December 2010, the Company increased the paid-in capital of Ganglian Finance Leasing through its VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing from a wholly foreign-owned enterprise to a Chinese-foreign joint venture. Commencing in December 2010, the Company began to commence leasing business of commercial vehicles directly through its subsidiaries, Chuanglian and Ganglian Finance Leasing. Under this new business model, Chuanglian and Ganglian Finance Leasing (the “Lessor”) purchased the commercial vehicles from Kaiyuan Auto Trade and Hebei Xuhua Trading Co., Ltd., VIEs of the Company, then leasing the commercial vehicles to the customer lessees directly. The Lessor, the relevant local center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreements, the parties agree that: (1) the local center will hold title to the commercial vehicle for the benefit of the Lessor for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request. As of December 31, 2010, the Company operates the leasing business through the existing commercial vehicle financing structures where CITIC Trust acts as an intermediary as well as directly through the subsidiaries.

The Company has also owned a store branch network in different regions of China to provide commercial vehicle sales and services which include leasing services, general support services, licensing and permit services, insurance services and registration services, to its lessee. As of December 31, 2010, the Company has 300 stores in 17 provinces or provincial-level regions.

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

In consideration of the acquisition, Xinjiang agreed to pay Hebei Kaiyuan RMB470 million ($68.8 million). The final purchase price was the sum of (i) RMB435 million, and (ii) the increase in value of the net assets of the Dealership Subsidiaries from January 1, 2009 to June 30, 2009 (based on the New Accounting Standard for Business Enterprises in China). The net earnings of the Dealership Subsidiaries subsequent to June 30, 2009, amounted to $6,070, were allocated to Xinjiang at closing as an adjustment to the sales price. The Company completed the sale of its consumer automotive dealership business on December 14, 2009 and recorded a gain on disposal of discontinued operations, net of taxes, amounted to $5,675. The Company is utilizing the net proceeds from this transaction to expand its commercial vehicle sales, servicing, leasing and support business.

The Company has accounted for the consumer automotive dealership business in the accompanying consolidated financial statements as a discontinued operation. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the consumer automotive dealership business have been appropriately reclassified in the accompanying consolidated financial statements as discontinued operations for the years ended December 31, 2009 and 2008.

Additional information with respect to the sale of the consumer automotive dealership business is presented at Note 4.

NOTE 2 – RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

The Company has restated its financial statements for 2009 to correct its accounting for its conditional obligation to issue shares to the former shareholders of ACG. (See Note 13). The Company’s original accounting treatment recorded the earn-out shares, upon issuance, as an adjustment to the par value of ordinary shares and additional paid in capital and included such shares in the calculation of earnings per share from the date of issuance. Under this accounting, the Company did not recognize a liability for its conditional obligation to issue shares and did not recognize changes in the fair value of that conditional obligation in its consolidated statement of operations.

In early 2011, the Company concluded it should correct its accounting related to the earn-out obligation to recognize a liability for the fair value of the earn-out obligation and to recognize changes in the fair value of the earn-out obligation in its statement of operations. The following table summarizes the adjustments made to the previously reported 2009 consolidated balance sheet, consolidated statement of operations, consolidated statement of cash flows, and consolidated statement of shareholders’ equity and comprehensive income.

Selected consolidated balance sheet information as of December 31, 2009:

	December 31, 2009 (as previously reported)	Effect of Restatement	December 31, 2009 (As Restated)

Long-term Liabilities:
Earn-out obligation	$—	$57,300	$57,300
Total liabilities	188,869	57,300	246,169

Equity
Retained earnings / (Accumulated losses) -
Unappropriated – December 31, 2009	14,929	(89,500)	(74,571)
Additional paid-in capital	91,660	32,200	123,860
Total equity	107,275	(57,300)	49,975
Total liabilities and equity	$296,144	$—	$296,144

Selected consolidated statement of operations information for the year ended December 31, 2009:

	2009 (as previously reported)	Effect of Restatement	2009 (As Restated)

Loss on change in fair value of earn-out obligation	$—	$(89,500)	$(89,500)
Other income (expenses), net	(781)	(89,500)	(90,281)
(Loss) income from continuing operations before income taxes	19,048	(89,500)	(70,452)
(Loss) income from continuing operations	15,220	(89,500)	(74,280)
Net (loss) income	$36,307	$(89,500)	$(53,193)

(Loss) earnings per share
Basic
Continuing operations	$1.71	$(9.97)	$(8.26)
Discontinued operations	2.36	(0.02)	2.34
	$4.07	$(9.99)	$(5.92)
Diluted
Continuing operations	$1.31	$(9.57)	$(8.26)
Discontinued operations	1.81	0.53	2.34
	$3.12	$(9.04)	$(5.92)

Selected consolidated statement of cash flow information for the year ended December 31, 2009:

	2009 (as previously reported)	Effect of Restatement	2009 (As Restated)

Operating activities:
Net (loss) income	$36,307	$(89,500)	$(53,193)
Loss on change in fair value of earn-out obligation	$—	$89,500	$89,500

Within the statement of shareholders’ equity and comprehensive income (loss), the adjustment has made two additional items (i) deemed dividend of right to receive earn-out share amounted to $(23,400) and (ii) reclassification from liability of the obligation to issue shares for 2009 earn-out obligation amounted to $55,600, to record the adjustment of the accounting treatment to record the earn-out shares. The deemed dividend is the estimated fair value of the earn-out provision in connection with the Share Exchange Agreement described in Note 13. The reclassification from liability to equity reflects the fair value of the shares earned in 2009 pursuant to the earn-out provision.

NOTE 3 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Preparation and Presentation

The consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Business Combination was accounted for as a reverse recapitalization since, immediately following completion of the transaction, the shareholders of ACG immediately prior to the Business Combination had obtained the effective control of the Company from the shareholders of the Company through (1) their majority shareholder interest in the combined entity, (2) significant representation on the Board of Directors (initially two out of five members), with three other board members being independent of both the Company and ACG, and (3) being named to all of the senior executive positions. For accounting purposes, ACG was deemed to be the accounting acquirer in the transaction and exercised the change of control for the Company, consequently, the transaction was treated as a recapitalization of ACG (i.e., a capital transaction involving the issuance of stock by the Company for the stock of AutoChina). Accordingly, the combined assets, liabilities and results of operations of ACG became the historical financial statements of the Company at the closing of the transaction, and the Company’s assets (primarily cash and cash equivalents), liabilities and results of operations were consolidated with ACG beginning on the acquisition date. No step-up in basis or intangible assets or goodwill was recorded in this transaction. All direct costs of the transaction were charged to operations in the period that such costs were incurred.

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

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs.  All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The most significant estimates and related assumptions include the assessment of fair value of earn-out obligation, assessment of the provision for doubtful accounts, the assessment of the impairment of tangible long-lived assets, the assessment of the valuation allowance on deferred tax assets and the assessment of the fair value of the commercial vehicles is used in determining revenue recognition by reference to the retail market price. Actual results could differ from these estimates.

Currency Reporting

The Company uses U.S. dollars as its functional currency. The Company’s operations in China and Hong Kong use the local currencies - Renminbi (“RMB”) and Hong Kong dollar as its functional currencies whereas amounts reported in the accompanying consolidated financial statements and disclosures are stated in U.S. dollars, the reporting currency of the Company, unless stated otherwise. As such, the consolidated balance sheets of the Company have been translated into U.S. dollars at the current rates listed by the People’s Bank of China as of December 31, 2010 and 2009 and the consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008 have been translated into U.S. dollars at the average rates during the periods the transactions were recognized. The resulting translation adjustments are recorded as other comprehensive income in the consolidated statement of shareholders’ equity and comprehensive income and as a separate component of shareholders’ equity.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. As of December 31, 2010 and 2009, the majority of cash, including restricted cash, was in RMB on deposit in PRC financial institutions under the Company’s PRC VIEs and subsidiaries, which the management believes are of high credit quality. Cash remittance in or out of the PRC are subject to the PRC foreign exchange control regulations pursuant to which PRC government approval is required for the Company to receive funds from or distribute funds outside the PRC.

As of December 31, 2010 and 2009, $27,287 and $25,603 of cash and cash equivalents are held by the Company’s VIEs. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements.

Restricted Cash

As of December 31, 2010 and 2009, the Company was required to maintain a fixed deposit of nil and $12,450, respectively as a condition of borrowing under bank loan agreements for its continuing operations.

Accounts Receivable

Accounts receivable, which are unsecured, are stated at the amount the Company expects to collect from the value added services, such as the tires, fuel and insurance financing services, and the past due net investment in sales-type leases. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. Recognition of income is suspended and a lease is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases are recorded against the receivable and then to any unrecognized income.

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

Inventories

Inventories are stated at the lower of cost or market. The Company uses the specific identification method to value commercial vehicles and the first-in, first-out method (“FIFO”) to account for parts inventories.  A reserve of specific inventory units and parts inventories is maintained where the cost exceeds the estimated net realizable value.

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

The estimated useful lives of property, equipment and leasehold improvements are as follows:

Useful life
Furniture and fixtures	5 - 10 years
Company automobiles	3 - 5 years
Leasehold improvements	Over the lease term

Expenditures for major additions or improvements that extend the useful lives of assets are capitalized. Minor replacements, maintenance and repairs that do not improve or extend the lives of such assets are expensed as incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the periods presented.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash and cash equivalents, notes receivable, accounts receivable, accounts payable, due to affiliates, short-term borrowings, trade notes payable and earn-out obligation. The earn-out obligation is adjusted to its fair value at each reporting date. The carrying amounts of the other items at December 31, 2010 and 2009 approximated their fair values because of the short maturity of these instruments or existence of variable interest rates, which reflect current market rates.

Effective on January 1, 2008, the Company adopted changes to fair value accounting and reporting in ASC 820-10 (“ASC 820-10”) (previously Statement of Financial Accounting Standards (“SFAS”) No. 157) which provide a framework for measuring fair value under U.S. GAAP and expanded disclosure requirements about assets and liabilities measured at fair value. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, shareholders’ equity and net income or loss.

The following table presents assets that are measured and recognized at fair value on a non-recurring basis at December 31, 2010:

Description	Level 1	Level 2	Level 3	Total
Earn-out obligations	—	—	73,100-	73,100
Stock Option	—	—	10,066	10,066

The following table presents assets that are measured and recognized at fair value on a non-recurring basis at December 31, 2009:

Description	Level 1	Level 2	Level 3	Total
Earn-out obligations	—	—	57,300	57,300
Stock Option	—	—	8,620	8,620

Lease Securitization Borrowings

Lease securitization borrowings are recorded as the liabilities of the Company upon the obligation exists. According to the lease securitization program entered by the Company with the Trustee, the lease receivable (transferred assets) related to the lease securitization borrowing are not derecognized upon performing the securitization, since the asset derecognition criteria stated in ASC 860-20, “Sales of Financial Assets” are not met. Detailed guidelines to indicate the transferor has surrendered control over transferred assets if the following conditions are met: (i) if the transferred asset is legally isolated; (ii) if the transferee has the rights to pledge or exchange the transferred assets; and (iii) if the transferor does not maintain effective control over the transferred assets.

Treasury Stock

Treasury stock is ordinary shares repurchased by the Company and not cancelled. These shares are recorded at cost and result in a reduction of the shareholders’ equity on balance sheets. In August 2010, the Board of director has authorized a stock repurchase program, pursuant to which the Company has repurchased 64,100 ordinary shares from the open market for a total of $1,630. These repurchased shares are recorded as treasury stock before being retired. In December 2010, the Company retired the repurchased shares and charged against the par value of the ordinary shares the additional paid-in capital. The share repurchase program expired in February 2011.

Comprehensive Income (Loss)

U.S. GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income or loss. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income or loss. The components of other comprehensive income or loss consist solely of foreign currency translation adjustments, net of the income tax effect.

Commitments and Contingencies

Liabilities for loss contingencies arising from claim assessments and litigation and other sources are recorded when it is probable that a liability has been incurred and the amount of assessment can be determined. In the opinion of management, after consultation with legal counsel, there are no claims assessments or litigation pending against the Company.

Revenue Recognition

The Company recognized the lease financing arrangement as a sales-type lease.  For the commercial vehicles financed by the Company, the Company recognized revenue when the following conditions are met: a) When the lease contract is signed, b) When the customer has taken possession of the vehicle, and c) Only if the collectability of owed amounts are reasonably assured. The Company recognizes revenue using the fair value of the commercial vehicles by reference to the retail market price of the vehicles. The Company also records the sale of the GPS tracking unit sold to the lessee upon the transfer of the title and delivery of the product. These sales revenues are recorded as “Commercial Vehicles”.

The agency income generated from the purchase and sales of trading materials to affiliates are considered agency sales and the revenue generated on such transactions are recorded upon the completion of the agency transaction. Under ASC 605-45, “Reporting Revenue Gross as a Principal versus Net as an Agent”, the sales of trading materials transaction by the Company to its affiliates are considered as agency sales and the revenue generated on such transactions are recorded at net basis.

A membership fee is charged to all lessees for the privilege of utilizing the Company’s store branch network for services which include general support services, licensing and permit services, insurance services and registration services. The membership fee is charged and collected by the Company when a sales-type lease is signed. The Company records the amount as a deduction of minimum lease payment receivable. Revenue from our membership fee is deferred and recognized ratably over the term of the sales-type lease. The difference between the gross investment in the lease ( and the fair value of the commercial vehicles is recorded as unearned income and amortized based on the effective interest rate method over the lease term. Management servicing fees are recognized when services are rendered. The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Commission income is recorded when the insurance contract is signed and the insurance premium is paid to the insurance company. Under the value added services (tires, fuel, insurance and second hand vehicles financing services), the Company provided one to three months revolving credit facilities to the eligible customers. Revenue from our tires, fuel, insurance and second hand vehicles financing services that is charged and collected at the beginning of the financing period is deferred and recognized ratably based on the effective interest rate method over the term of the financing period.

The membership fee, interest from sales-type lease, management servicing fee, commission fee and revenues from tires, fuel and insurance financing services are recorded as “Finance and insurance”.

Penalty income generated from the lessees for late payment is recognized when the payment is overdue and the collectability is reasonably assured. This income is recorded as “Other income”.

Cost of Sales

Cost of sales consists of purchase price of the leased vehicle plus the direct labour costs of the operations.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses totaled approximately $25, $18 and $9 for the years ended December 31, 2010, 2009 and 2008, respectively, and are included in selling and marketing expense in the accompanying consolidated statements of income.

Value added Tax and Business Tax

In the PRC, value added tax (the “VAT”) of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

The Company’s PRC subsidiaries are also subject to business tax 5% for their revenues from membership fee, interest from sales-type lease, management servicing fee, commission fee and revenues from tires, fuel and insurance financing services, which are recognized after net off business tax.

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

The Company recognizes interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The tax returns of the Company’s PRC VIEs and subsidiaries are subject to examination by the relevant tax authorities. The Company did not have any material interest or penalties associated with tax positions and did not have any significant unrecognized uncertain tax positions as of December 31, 2010 and 2009 respectively.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief executive officer, in deciding how to allocate resources and assessing performance. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC. The Company’s continuing operations consist of one reporting and operating segment, the commercial vehicle sales, servicing, leasing and support business. The Company’s consumer automotive dealership business comprised a separate operating and operating segment prior to its sale on December 14, 2009 (see Note 1).  The consumer automotive dealership business was reclassified as a discontinued operation for all periods presented as a result of the sale (see Note 4).

Earn-out Obligation

Pursuant to an earn-out provision of the Share Exchange Agreement entered into in connection with the business combination between ACG and AutoChina (formerly Spring Creek Acquisition Corp.), the Company may be required annually to issue to the former shareholder of ACG up to 20% of the number of ordinary shares outstanding as of December 31, through December 31, 2013. The percentage of shares to be issued shall be determined based upon the Company’s financial results each year, measured in accordance with an established formula (the “Earn-Out Obligation”).

The Company issues the shares in respect of the earn-out provision when the audited result of the Company’s financial results each year were released if the financial results fulfill the condition in the Share Exchange Agreement. The Earn-Out Obligation is a derivative financial instrument liability that is adjusted to its fair value each reporting date with changes in fair value being recognized currently in the consolidated statement of operations. Once a measurement period for the issuance of shares ends, the Earn-Out Obligation related to that period is no longer conditional and the obligation is reclassified from a liability to equity based on the fair value of the obligation at the end of the measurement period.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with generally accepted accounting principles. Companies with complex capital structures are to present basic and diluted EPS. Basic EPS is measured as the income available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. For basic EPS, the weighted average number of shares outstanding for the period includes contingently issuable shares (i.e., shares issuable for little or no cash consideration upon the satisfaction of the conditions of a contingent stock agreement) as of the date that all necessary conditions have been met. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Stock options that could potentially dilute earnings per share in the future which were not included in the fully diluted computation for 2010, 2009 and 2008 because they would have been anti-dilutive totaled 1,580,112, 681,840 and nil shares, respectively. Non-vested stock that could potentially dilute earnings per share in the future which were not included in the fully diluted computation for 2010, 2009 and 2008 because they would have been anti-dilutive totaled 1,229,679, 681,840, and nil, respectively. Warrants that could potentially dilute earnings per share which were not included in the fully diluted computation for 2010, 2009 and 2008 because they would have been anti-dilutive totaled nil, 2,150,545 and nil shares of warrants, respectively.

The calculation of EPS for the years ended December 31, 2010, 2009 and 2008 reflects the retroactive revision of the Company’s shareholders’ equity to account for the effect of the reverse merger effective April 9, 2009.

Share-Based Payments

The Company records all share-based payments, including grants of employee stock options to employees, in the financial statements based on their fair values. The Company used the Black-Scholes option-pricing model to estimate the fair value of the options at the date of grant. As of December 31, 2010, a total of 1,580,112 stock options granted to employees are outstanding.

Put and Call Agreements

In conjunction with the acquisition of ACG by the Company, effective April 9, 2009, the Company entered into price protective agreements with various investors in the form of puts and calls options (the “Put and Call Agreements”).

Pursuant to the agreements, AutoChina agreed to be obligated to purchase (the “Put Option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “Call Option”) any or all of the shares owned by the shareholder at the option price during the two week period commencing on the nine month anniversary of the date of the Put and Call Agreements.

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

Fair value was determined to be the stock price at the close of business on April 8, 2009 of $7.87 per share.  The difference between the initial fair value of $7.87 per share and the cash redemption value (i.e., the amount of the Option strike prices, which ranges from $8.50 per share to $9.05 per share) is being accreted from the date of each respective agreement to the redemption date of October 9, 2009, using the interest method, and are being charged to operations as interest expense. The Put and Call agreements expired in October 2009.

The shares subject to the Put Options are excluded from the calculation of basic and diluted earnings per share.

Acquisition-Related Costs

Acquisition-related costs consist principally of legal fees, accounting fees, consulting and advisory fees, and other outside costs that were incurred by the Company that were related to the Business Combination. As a result of the adoption of revised generally accepted accounting principles for business combinations effective January 1, 2009, as well as the completion of the reverse acquisition transaction completed on April 9, 2009, such costs were charged to operations as incurred. Acquisition-related costs were nil, $295 and nil during the years ended December 31, 2010, 2009 and 2008, respectively.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. As the Company has not become aware of any such claim since operations commenced, the Company has not recognized a liability for any such claims.

Reclassification

Certain reclassifications have been made to prior period balances on the statement of income and balance sheet to conform to the presentation for the year ended December 31, 2010. Such reclassifications did not have any effect on results of operations.

Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 166, “Accounting for Transfers of Financial Assets” (“ASC Topic 860”). This updated guidance removed the concept of a qualifying special-purpose entity and removed the exception from applying consolidation guidance to these entities. This update also clarified the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. ASC Topic 860 is effective as of the beginning of the first annual reporting period that begins after November 15, 2009. The Company believes that the adoption of this guidance does not have a material effect on its financial statements.

In June 2009, the FASB issued authoritative guidance on the consolidation of VIEs. This guidance requires an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and has the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. Enhanced disclosures are also required to provide information about an enterprise’s involvement in a VIE. This guidance became effective January 1, 2010 and did not have a significant impact on the Company’s financial position, results of operations or cash flows. The disclosures required by this pronouncement are included below in “— Consolidation of Variable Interest Entities” and “Note 22 - Variable Interest Entities.”

In June 2009, generally accepted accounting principles amended the accounting for VIEs is effective for reporting periods beginning after November 15, 2009. The amendments change the process for how an enterprise determines which party consolidates a VIE to a primarily qualitative analysis. It defines the party that consolidates the VIE (the primary beneficiary) as the party with (1) the power to direct activities of the VIE that most significantly affect the VIE’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. Upon adoption, reporting enterprises must reconsider their conclusions on whether an entity should be consolidated and should a change result; the effect on net assets will be recorded as a cumulative effect adjustment to retained earnings. The Company adopted the revision on January 1, 2010 and did not have a material effect on its financial position or results of operations. In June 2009, the FASB issued new accounting guidance related to the accounting for transfers of financial assets, Accounting Standards Codification (“ASC”) Topic 860, “Accounting for Transfers of Financial Assets”. This guidance removed the concept of a qualifying special-purpose entity and removed the exception from applying consolidation guidance to these entities. This update also clarified the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. The Company adopted the guidance on January 1, 2010 and did not have a material effect on its financial position or results of operations.

In January 2010, the FASB issued new accounting guidance related to the disclosure requirements for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure are effective for fiscal years beginning after December 15, 2009, except for the disclosure requirements for related to the purchases, sales, issuances and settlements in the roll-forward activity of Level 3 fair value measurements. Those disclosure requirements are effective for fiscal years ended after December 31, 2010. The Company has adopted the new guidance on January 1, 2010 and the adoption did not have a material impact on our consolidated financial statements.

In February 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and the Company adopted these new requirements since the first quarter of fiscal 2010.

In July 2010, the FASB issued ASU 2010-20, “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (ASU 2010-20). ASU 2010-20 requires entities to provide disclosures designed to facilitate financial statement users’ evaluation of (i) the nature of credit risk inherent in the entity’s portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowance for credit losses. Disclosures must be disaggregated by portfolio segment, the level at which an entity develops and documents a systematic method for determining its allowance for credit losses, and class of financing receivable, which is generally a disaggregation of portfolio segment. The required disclosures include, among other things, a rollforward of the allowance for credit losses as well as information about modified, impaired, non-accrual and past due loans and credit quality indicators. ASU 2010-20 is effective for the Company’s financial statements as of December 31, 2010, as it relates to disclosures required as of the end of a reporting period. Disclosures that relate to activity during a reporting period will be required for the Company’s financial statements that include periods beginning on or after January 1, 2011.

Recently Issued Accounting Pronouncements

In September 2009, the FASB issued ASU 2009-13, “Multiple-Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force” (ASU 2009-13). It updates the existing multiple-element revenue arrangements guidance currently included under ASC 605-25, which originated primarily from the guidance in EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. ASU 2009-13 will be effective for the first annual reporting period beginning on or after June 15, 2010. Management believes that the adoption of the standard will not have a material impact on the Company’s financial position or results of operation.

In April 2010, the FASB issued ASU 2010-13, “Compensation – Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” (ASU 2010-13). ASU 2010-13 provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Management believes that the adoption of the standard will not have a material impact on the Company’s financial position or results of operation.

In December 2010, the FASB issued ASU 2010-28, “Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (ASU 2010-28). The objective of this update is to address questions about entities with reporting units with zero or negative carrying amounts because some entities concluded that Step 1 of the test is passed in those circumstances because the fair value of their reporting unit will generally be greater than zero. The amendments in this update modify Step 1 of the goodwill impairment test for reporting with zero or negative carrying amounts. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company does not have any goodwill, therefore, ASU 2010-28 will not apply and there will be no impact on the financial position or results of operation.

In December 2010, the FASB issued ASU 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations” (ASU 2010-29). The objective of this update is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting only. This update also expands supplemental pro forma disclosures under Topic 805. These amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of ASU 2010-29 will not have an impact on the financial statements as it affects disclosures only and will apply prospectively to future business combinations.

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, which is not expected to have a material impact on the Company’s financial position or results of operation upon adoption.

NOTE 4 - DISCONTINUED OPERATIONS

Sale of interests in automotive dealerships in 2008

On March 27, 2008, the Company sold its entire interest (88% of equity interest) in Guangdehang Auto Trade Co., Ltd. was sold to an unrelated entity for an aggregate sales price of approximately $1,267. On December 10, 2008, a 100% interest of Tangshan Boan Auto Trade Co., Ltd. was sold to an unrelated entity for an aggregate sales price of approximately $720.

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

Sale of consumer automotive dealerships in 2009

On June 15, 2009, Hebei Kaiyuan, the registered shareholder of the Dealership Subsidiaries entered into an acquisition agreement (the “Agreement”) with Xinjiang. The Company controlled the Dealership Subsidiaries through certain contractual arrangements between Hebei Kaiyuan and Chuanglian, a wholly-owned subsidiary of the Company. Pursuant to the Agreement, Xinjiang agreed to acquire all of the outstanding securities of the Dealership Subsidiaries, which together comprised all of the Company’s consumer auto dealership business.

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

The Transfer relates to the sale of the consumer automotive dealership business during the year ended December 31, 2009. The consumer automotive dealership business was held by the Company’s indirectly controlled variable interest entities. Upon disposal, the Company transferred 100% ownership of the consumer automotive dealership business in exchange for 100% equity interest of a company, Hebei Xuhua Trading Co., Ltd., holding only cash. As a result of the exchange of these companies, the net assets of the consumer automotive dealership on the disposal date (including retained earnings and statutory reserves) was recorded as a contribution by shareholders through additional paid-in capital.

The following revenue and expense items have been reclassified and included in income from discontinued operations in the consolidated income statements for the years ended December 31, 2010, 2009 and 2008:

	December 31,
	2010	2009	2008

Revenues	$—	$514,540	$406,526
Income from discontinued operations, before income taxes	—	15,650	11,004
Income tax provision	—	3,904	2,824
Net income attributable to noncontrolling interests	—	2,051	1,309
Income from discontinued operations, net of taxes	—	9,695	6,871
Gain on disposal of discontinued operations, net of taxes	—	5,675	—
Realization of foreign currency translation gain relating to discontinued operations	—	5,717	—
Income from discontinued operations	$—	$21,087	$6,871

NOTE 5 - ACCOUNTS RECEIVABLE

Summaries of accounts receivable are as follows:

	December 31,
	2010	2009

Net investment in sales-type lease	$7,555	$2,425
Receivable from value-added services	16,010	255
Less: Allowance for doubtful accounts	(1,464)	(298)
Total	$22,101	$2,382

The activity in the Company’s allowance for doubtful accounts for account receivables is summarized as follows:

	December 31,
	2010	2009

Balance at the beginning of the year	$298	$—
Provision during the year	1,166	298
Balance at the end of the year	$1,464	$298

Net investment in sales-type lease included into the accounts receivable represents the net investment in sales-type lease which is overdue and delinquent.

NOTE 6 - INVENTORIES

Summaries of inventories are as follows:

	December 31,
	2010	2009

Commercial vehicles	$826	$118
Parts and accessories	586	—
Total	$1,412	$118

NOTE 7 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of prepaid expenses and other current assets is as follows:

	December 31,
	2010	2009

Security deposit for lease securitization borrowings	$2,276	$—
Prepaid interest expenses	1,009	985
Receivable from sale of business	264	2,964
Temporary advances to employees	388	77
Prepaid rent	667	324
Prepaid other taxes	2,441	740
Other current assets	1,068	921
Total	$8,113	$6,011

Other current assets mainly include short-term advances made to third parties, such as petrol companies and insurance claim to customers.

NOTE 8 - NET INVESTMENT IN SALES-TYPE LEASES

The following lists the components of the net investment in sales-type leases:

	December 31,
	2010	2009

Minimum lease payments receivable	$478,881	$244,015
Less: Allowance for doubtful accounts	(281)	—
Net minimum lease payments receivable	478,600	244,015
Less: unearned interest income	(54,487)	(27,438)

Net investment in sales-type leases	424,113	216,577
Less: Current maturities of net investment in sales-type leases	(282,108)	(123,413)

Net investment in sales-type leases, net of current maturities	$142,005	$93,164

The activity in the Company’s allowance for doubtful accounts for net investments in sales-type leases is summarized as follows:

	December 31,
	2010	2009

Balance at the beginning of the year	$—	$—
Provision during the year	281	—
Balance at the end of the year	$281	$—

Net investment in sales-type leases arises from the sales of commercial vehicles, under which the Company has entered into monthly installment arrangements with the customers for approximately 2 years. The legal titles of the commercial vehicles are transferred to the customer when all the outstanding lease payments are fully settled. There is no unguaranteed residual value at the end of the lease upon the transfer of the lease. The operations of this business commenced in March 2008. As of December 31, 2010, the aggregate effective interest rate on sales-type leases is approximately 14.99% per annum.

At December 31, 2010, future minimum lease payments are as follows:

	Years Ending December 31,
	2011	2012	Total

Net minimum lease payments receivable	$326,043	$152,557	$478,600
Less: unearned interest income	(43,935)	(10,552)	(54,487)
Net investment in sales-type leases	$282,108	$142,005	$424,113

NOTE 9 - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Summaries of property, equipment and leasehold improvements are as follows:

	December 31,
	2010	2009

Leasehold improvements	$798	$516
Furniture and fixtures	2,576	1,552
Company automobiles	1,087	940
Total	4,461	3,008

Less: accumulated depreciation and amortization	1,792	905
Property, equipment and leasehold improvements, net	$2,669	$2,103

Depreciation and amortization expense for the continuing operations was approximately $952, $674 and $251 for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 10 - OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the followings:

	December 31,
	2010	2009

Accrued expenses	$2,353	$1,421
Business and other tax payables	2,746	355
Salary payable	1,041	414
Temporary receipt of insurance premium	240	382
Temporary receipt of insurance claims	352	69
Deposits received	181	77
Amounts due to contractors	29	—
Other current liabilities	483	250
Total	$7,425	$2,968

Deposits received represented security deposits received from staff, retention fee for constructors and customer deposits. Temporary receipt of insurance premium represented the premium collected from customers but not yet paid to the insurance company. Temporary receipt of insurance claims represented the insurance claims received but not yet released to the relevant customers. Other current liabilities mainly include the unpaid expenses reimbursement due to staff, withholding taxes collected from customers for the value-added services.

NOTE 11 –THIRD PARTY BORROWINGS

Short-term borrowings

Summaries of short-term borrowings are as follows:

	Weighted-average interest rate
	December 31,	December 31,		December 31,	December 31,
	2010	2009	Maturities	2010	2009

Short-term bank loans	5.72%	5.31%	January 2011 to September 2011	$94,073	$8,788
Lease securitization borrowings	9.41%	—	November 2011 to December 2011	13,853	—
Other borrowing	—	—	May 2011	9,559	—
Total	5.69%	5.31%		$117,485	$8,788

Short-term bank loans represent loans from local banks that were used for working capital and capital expenditures purposes. The loans bear interest at rate at the range of 5.31% to 6.39% as of December 31, 2010, denoted in RMB and have the terms within one year. On December 31, 2010, the Company has pledged net investment in sales-type leases in the amount of $227,037, as conditions to maintain bank loans amounted of $94,073. The Company’s affiliates have also pledged their properties to provide guarantees of these bank loans for the Company. The average balance of short-term bank loans for the year ended December 31, 2010 and 2009 was $85,992 and $2,528, respectively.

Lease securitization borrowings are financial arrangements with the Trustee, in which a certain portion of the Company’s commercial truck leases will be securitized and sold to investors through the Trustee at each month. The borrowings bear interest at a rate of 9.41% as of December 31, 2010, are denoted in RMB and have terms within one year. On December 31, 2010, the Company has pledged net investment in sales-type leases in the amount of $30,251 and paid a deposit of $2,276 as conditions to maintain the borrowings. The average balance of lease securitization borrowings for the year ended December 31, 2010 and 2009 was $1,202 and nil, respectively.

Other borrowing represents a short-term borrowing from a third party that was used for working capital purposes. The borrowing initially bears interest at a rate of 4.00% upon inception in June 2010, is denoted in RMB and has a term of 6 months. In December 2010, the Company has entered a supplementary agreement to extend the borrowing term to May 2011 and all the interests were waived. Since June 2010, the Company has provided a security deposit to this borrower by placing the amount of $9,000 as collateral for such borrowing to the borrower’s designated bank account in Rainbow Yield Limited (“Rainbow Yield”). In November 2010, Ms. Shu Ling Li, the sister of the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li, was appointed as the sole director of Rainbow Yield and it becomes an affiliate of the Company thereafter (See Note 21). Under this arrangement, the borrower is entitled to earn the interest income generated from such security deposit. The borrowing was repaid in full in March 2011. The average balance of other borrowing for the year ended December 31, 2010 and 2009 was $8,882 and nil, respectively.

Long-term borrowings

	Weighted-average interest rate
	December 31,	December 31,		December 31,	December 31,
	2010	2009	Maturities	2010	2009

Long-term bank loans	6.44%	—	August 2012	$42,485	$—

Long-term bank loans represent loans from a local bank that were used for working capital purposes. The loans bear interest at a rate of 6.44% as of December 31, 2010, are denoted in RMB and have terms between one to two years. On December 31, 2010, the Company has pledged net investment in sales-type leases in the amount of $53,106 as a condition to maintain the long-term bank loans. The Company’s affiliates have also provided guarantees for the Company.

NOTE 12 - TRADE NOTES PAYABLE

Trade notes payable are presented to certain commercial vehicle dealers as a payment against the outstanding trade payables. These notes payable are bank guarantee promissory notes which are non-interest bearing and generally mature within six months. The outstanding bank guarantee promissory notes are secured by restricted cash deposited in banks. As of December 31, 2010, there is no outstanding trade notes payable.

NOTE 13 – EARN-OUT OBLIGATION

Pursuant to an earn-out provision of the Share Exchange Agreement entered into in connection with the business combination between ACG and the Company (formerly Spring Creek Acquisition Corp.), the Company became obligated as part of the Share Exchange Agreement to issue shares to the prior owner of ACG (now a major shareholder of the Company) conditioned on the combined company exceeding EBITDA targets in 2009 with additional shares issuances being conditioned on the combined company exceeding EBITDA targets in 2010, 2011, 2012, and 2013 (the “Earn-Out Obligation”).

The percentage of shares to be issued shall be determined based upon the Company’s financial results each year, measured in accordance with an established formula. On March 22, 2010, the Company issued 2,603,456 shares to the former shareholder of ACG based upon the 2009 financial results, in accordance the provisions of this agreement. The Company expects to issue in 2011 approximately 3.9 million shares based upon the 2010 financial results, in accordance the provisions of this agreement.

Prior to the amendments discussed in Note 25, the Earn-Out Consideration Percentage was equivalent to the percentage set forth below for each of the respective thresholds for each of the applicable fiscal years ended December 31. Notwithstanding the foregoing, such Earn-Out Consideration Percentage is only applicable in the event that AutoChina achieves EBITDA of at least the amount set forth in parenthesis immediately following each of the applicable fiscal years ended December 31 set forth below. For purposes of this schedule, “G” means Targeted EBITDA Growth.

Fiscal Year ending December 31	G> 30%	G> 40%	G> 50%	G> 60%	G> 70%	G> 80%	G> 90%

2009 ($22,500)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2010 ($29,250)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2011 ($38,030)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2012 ($49,440)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2013 ($64,270)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%

The fair value of the Earn-Out Obligation, which includes the 50% of holdback shares whose release is conditioned on achieving certain 2009 EBITDA targets, at closing was $23,400. That amount was recognized at closing as a liability and a dividend to shareholders. The Earn-Out Obligation is a derivative financial instrument liability that is adjusted to its fair value each reporting date with changes in fair value being recognized currently in the consolidated statement of operations. Once a measurement period for the issuance of shares ends, the Earn-Out Obligation related to that period is no longer conditional and the obligation is reclassified from a liability to equity based on the fair value of the obligation at the end of the measurement period. The activities in the Earn-Out Obligation during 2009 and 2010 were as follows:

Earn-Out Obligation established at closing with a charge to retained earnings	$23,400
Increase in fair value during 2009 with a charge to the consolidated statement of operations	89,500
Reclassification of 2009 Earn-Out Obligation at December 31, 2009 from a liability to equity	(55,600)
Earn-Out Obligation as of December 31, 2009	57,300
Increase in fair value during 2010 with a charge to the consolidated statement of operations	100,400
Reclassification of 2010 Earn-Out Obligation at December 31, 2010 from a liability to equity	(84,600)
Earn-Out Obligation as of December 31, 2010	$73,100

The fair value of the Earn-Out Obligation requires the use of significant unobservable inputs, and these inputs were used in a Monte Carlo simulation model. The most significant inputs to the simulation model were:

	April 9, 2009	December 31, 2009	December 31, 2010
Volatility	51%	42%	46%
Cost of equity	17.00%	17.75%	16.75%
Current stock price	$8.00	$21.98	$25.87
Dividend yield	0.0%	0.0%	0.0%

Volatility was estimated using the median historical volatility of a group of comparable public companies. The cost of equity was estimated using the median cost of capital, derived using a capital asset pricing model, of a group of comparable public companies. The future stock price was simulated using Geometric Brownian Motion, a widely accepted model of stock price behavior that is used in Option Pricing Models such as the Black-Scholes Option Pricing Model. Future EBITDA performance was simulated using these inputs and potential changes in Enterprise Value to EBITDA multiples derived from historical data for comparable public companies. These simulated future outcomes were used to compute an expected value of the earn-out shares for each future measurement period. The expected value of the earn-out shares was discounted at the estimated cost of equity to arrive at the estimate of fair value of the Earn-Out Obligation. There were no changes in valuation techniques during 2009 and 2010.

The Company originally accounted for the Earn-Out Obligation as an adjustment to equity wholly contained in shareholders’ equity at the time the shares were actually issued to the prior owner, similar to a stock dividend. See Note 2 for a summary of the impact of the change in accounting for the Earn-Out Obligation.

NOTE 14 - INCOME TAXES

Cayman Islands:   Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong:   The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the years ended December 31, 2010, 2009 and 2008. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

China:   Effective January 1, 2008, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies are generally subject to enterprise income tax at a uniform rate of 25%.

Summaries of the income tax provision (benefit) in the consolidated statements of operations are as follows:

Continuing Operations:

	December 31,
	2010	2009	2008

Current	$11,322	$2,675	$453
Deferred	(953)	1,153	(268)
Total	$10,369	$3,828	$185

Discontinued Operations:
	Years Ended December 31,
	2010	2009	2008

Current	$—	$4,040	$2,988
Deferred	—	(136)	(164)
Total	$—	$3,904	$2,824

The tax effects of temporary differences representing deferred income tax assets / liabilities result principally from the followings:

	December 31,
	2010	2009

Current
Deferred income tax assets:
Accrued liabilities	$625	$—
Provision for doubtful accounts	438	—
Tax loss carry forward	19	838
Deferred income tax assets– current	1,082	838

Deferred income tax liabilities:
Unearned income	(1,214)	—
Other temporary differences	(60)	—
Deferred income tax liabilities – current	(1,274)	—

Deferred income tax assets (liabilities) – current	$(192)	$838

Non-current
Deferred income tax assets:
Accrued liabilities	$839	$—
Tax loss carry forward	57	—
Deferred income tax assets – non-current	896	—

Deferred income tax liabilities:
Unearned income	(607)	(1,723)
Other temporary differences	(30)	—
Deferred income tax liabilities – non-current	(637)	—

Deferred income tax assets (liabilities) – non-current	$259	$(1,723)

As of December 31, 2010, deferred income tax assets derived from accrued liabilities, unearned income, tax loss carried forward, provision for doubtful accounts and other temporary differences were arisen from the same tax jurisdictions in China with the deferred income tax liabilities. Therefore, the respective deferred income tax assets and liabilities were net off for presentation.

At December 31, 2010, the Company had $300 of taxable loss carry forwards that expire through December 31, 2014.

The difference between the effective income tax rate and the expected statutory rate on income (loss) from continuing operations was as follows:

	December 31,
	2010		2009		2008
			As Restated

Statutory rate	25.0%		25.0%		25.0%
Non-deductible expenses	(50.2)		(32.6)		0.4
Non-taxable income	0.6		0.5		—
Effect of rate differences in various tax jurisdictions	4.9		1.7		(11.8)
Effective tax rate	(19.7	) %	(5.4	) %	13.6%

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Non-deductible expenses are mainly related to the share based payment and loss on change in fair value of the earn-out obligation. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Company did not have any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2008 and 2009 and 2010. As of December 31, 2010 and 2009, the Company did not have any significant unrecognized uncertain tax positions.

PRC Withholding Tax on Dividends

The current PRC Enterprise Income Tax Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

As of December 31, 2010, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

NOTE 15 – PRIVATE PLACEMENT AND INITIAL PUBLIC OFFERING

On October 16, 2007, the Company’s initial stockholders subscribed to 1,293,750 shares of ordinary share for a total of $25.

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

On March 4, 2008, the Company consummated its initial public offering of 4,500,000 units. On March 13, 2008, the underwriters of AutoChina’s initial public offering exercised their over-allotment option in full, for a total of an additional 675,000 units (over and above the 4,500,000 units sold in the initial public offering) for an aggregate offering of 5,175,000 units as a result of which the Company received net proceeds of $37,862. Each unit in the offering consisted of one ordinary share and one redeemable ordinary share purchase warrant. Each warrant entitles the holder to purchase from AutoChina one ordinary share in AutoChina at an exercise price of $5.00. AutoChina’s ordinary shares and warrants started trading separately as of March 28, 2008.

On March 16, 2009, AutoChina began purchasing public warrants in the open market. Through December 31, 2009, the Company purchased 2,432,892 warrants from the open market for the aggregate of $1,027.

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

On December 8, 2009, the Company set the redemption date of January 8, 2010 for the issued and outstanding warrants. During the year ended December 31, 2009, an aggregate of 2,021,563 warrants were exercised by the warrant holders and the Company received the net proceeds of $10,108. From January 1 through January 8, 2010, an additional 2,059,127 warrants were exercised for the Company’s ordinary shares, as a result of which AutoChina received net proceeds of $10,296. The remaining 91,418 warrants were redeemed and the holders of those warrants were paid the sum of $0.01 per warrant. Upon the completion of the redemption on January 8, 2010, AutoChina had 15,076,410 ordinary shares and 14,215,785 ordinary shares issued and outstanding, respectively.

On March 22, 2010, the Company issued 2,603,456 shares to the former shareholder of ACG based upon the 2009 financial results, in accordance the provisions of the Share Exchange Agreement (see Note 13).

During the year ended December 31, 2010, the Company has repurchased 64,100 ordinary shares for a total of $1,630. These shares were cancelled and retired during the year. The Company’s share repurchase program is expired in February 2011.

NOTE 16 - STOCK-BASED COMPENSATION

On April 9, 2009, the AutoChina International Limited 2009 Equity Incentive Plan (the “Incentive Plan”) was approved by the shareholders of the Company. Under the terms of the Incentive Plan, 1,675,000 ordinary shares are reserved for issuance. All directors, employees and consultants of AutoChina and its affiliates are eligible to be granted awards under the Incentive Plan.

On September 3, 2009, December 3, 2009, May 19, 2010 and August 19, 2010, the Company granted 681,840, 520,944, 27,024 and 364,080 stock options, respectively, under the terms of the Incentive Plan. During the years ended December 31, 2010, 2009 and 2008, 13,776, nil and nil stock options have been forfeited, respectively, as a result of the resignation of the grantees. The exercise price of each option is $9.50, $25.65, $23.80 and $27.19, respectively, which represents the closing price of the Company’s ordinary shares on the date of grant. The total vesting period for the options is four years, with 25% of the options vesting one year after the date of grant and the remaining 75% vesting ratably each month for three years thereafter. The options have a total term of 10 years. The Company will issue new shares to the holders of stock options upon exercise of the options.

As of December 31, 2010, none of these options had been exercised. The Company recorded compensation expense of $3,281, $516 and nil for the years ended December 31, 2010, 2009 and 2008, respectively, based on the estimated fair value of the options on the date of grant. The per share fair value of the stock options granted has been estimated using the Black-Scholes option-pricing model with the following assumptions:

Date of Grant	September 3, 2009	December 3, 2009	May 19, 2010	August 19, 2010
Dividend yield (1)	None	None	None	None
Risk - free interest rate (2)	2.95%	2.87%	2.82%	2.06%
Volatility (3)	47%	42%	43%	46%
Expected Life (in years) (4)	6.08	6.08	6.08	6.08

(1)	The Company currently has no history or expectation of paying cash dividends on its common stock.

(2)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant.

(3)
The Company estimates the volatility of its common stock at the date of grant based on the implied volatility of publicly traded options on the common stock of companies within the same industry, with a term of two year.

(4)	The expected life of stock options granted under the 2009 Equity Incentive is based on expected exercise patterns, which the Company believes are representative of future behavior.

The following table summarizes outstanding options as at December 31, 2010, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at December 31, 2010	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at December 31, 2010	Weighted Average Exercise Price
$9.50	681,840	$4.64	8.67	213,075	$9.50
25.65	507,168	11.47	8.93	137,358	25.65
23.80	27,024	10.80	9.38	—	—
27.19	364,080	12.61	9.63	—	—
	1,580,112	$8.77	8.99	350,433	$15.83

A summary of option activity under the employee share option plan as of December 31, 2010, and changes during the year then ended is presented as follows:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value

Outstanding at January 1, 2010	1,202,784	$16.49
Granted	391,104	26.96
Forfeited	(13,776)	25.65
Outstanding at December 31, 2010	1,580,112	$19.00	8.99	$11,329

A summary of unvested options under the employee share option plan as of December 31, 2010, and changes during the year then ended is presented as follows:

Options	Number of Shares	Weighted Average Fair Value

Unvested at January 1, 2010	1,202,784	$7.60
Granted	391,104	12.49
Vested	(350,433)	7.32
Forfeited	(13,776)	11.479
Unvested at December 31, 2010	1,229,679	$9.19
Expected to vest thereafter	1,229,679	$9.19

As of December 31, 2010, 350,433 of the share options are vested and exercisable and a total of $10,066 of unrecognized compensation expense pertaining to options remains unvested. This amount will be recognized as compensation expense ratably over the remaining vesting period. The weighted average remaining vesting period of the options is 3.01 years.

NOTE 17 - DIVIDEND PAYMENT RESTRICTIONS

Substantially all of the Company’s retained earnings as well as net assets are attributable to its VIEs. Pursuant to the relevant accounting principles and financial regulations applicable to companies established in the PRC, a certain percentage of the after-tax net income is restricted and required to be allocated to a general statutory reserve until the balance of the fund has reached 50% of the registered capital of the applicable companies. The statutory reserve fund can be used to increase the registered capital and eliminate future losses of companies, but it cannot be distributed to shareholders except in the event of a solvent liquidation of the companies.

In addition, a substantial part of the Company’s businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These requirements imposed by the PRC government authorities may restrict the ability of the Company’s subsidiaries and VIEs to transfer its net assets to the Company through loans, advances or cash dividends, which consisted of paid-up capital, additional paid in capital, retained earnings and statutory reserves and amounted to approximately $220,074 as of December 31, 2010, exceeding 25% of the Company’s consolidated net assets. Accordingly, condensed parent company financial statements have been prepared in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X, and set out in Note 22.

NOTE 18 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and month-to- month leases. These leases are accounted for as operating leases. Rent expense for continuing operations amounted to $969, $611 and $279 for the years ended December 31, 2010, 2009 and 2008, respectively.

Future minimum payments for continuing operations under long-term, non-cancelable leases as of December 31, 2010, are as follows:

Year Ending December 31,	Future Minimum Payments
2011	$1,183
2012	661
2013	313
2014	7
2015	3
Total	$2,167

Commitment of Deposit for the Lease Securitization Program

As of December 31, 2010, the Company has contacted for a commitment to pay the Trustee amounting to $5,311 as the deposit for the lease securitization program The Company is expected to make the deposit within the next 12 months.

Possible delisting from Nasdaq Stock Market

On July 15, 2011, the Company received a written notification from the Nasdaq Stock Market stating that it does not in compliance with the filing requirements for continued listing under Nasdaq Marketplace Rule 5250(c)(1). The Nasdaq notification was issued due to our failing to file our Annual Report on Form 20-F for the year ended December 31, 2010 with the SEC within the required time period.  Nasdaq provided the Company until August 15, 2011 to submit a plan to regain compliance, and it submitted its plan to regain compliance on August 14, 2011. On September 8, 2011, the Company received a letter from Nasdaq stating that based on the review of public documents and the plan to regain compliance provided by the Company, Nasdaq’s staff determined that providing the Company until December 31, 2011 to file its Annual Report on Form 20-F for the period ended December 31, 2010 was not warranted, and that the Company’s securities would be delisted from Nasdaq on September 19, 2011, unless it appealed the determination. The Company appealed the staff determination regarding the delisting of its securities, and on October 4, 2011 the Company’s securities were suspended from trading pending the final determination of the appeal. On November 2, 2011 the Company received a letter from Nasdaq stating that, in addition to the Company not being in compliance with Listing Rule 5250(c)(1), Nasdaq determined that certain trading activity in the Company’s ordinary shares raised public interest concerns pursuant to Nasdaq Listing Rule 5101. The oral appeal hearing is scheduled for December 1, 2011.

NOTE 19 – PROFIT APPROPRIATION

The Company’s China-based subsidiaries and VIEs are required to make appropriations to certain non-distributable reserve funds.

In accordance with the Chinese Company Laws, some of the Company’s PRC subsidiaries and VIEs have to make appropriations from their after-tax-profit under the Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to non-distributable reserve funds, including a statutory surplus fund and a discretionary surplus fund. Each year, at least 10% of the after-tax-profit under PRC GAAP is required to be set aside as statutory surplus fund until such appropriations for the fund equal 50% of the paid-in capital of the applicable company. The appropriation for the discretionary surplus fund is at the Company’s discretion as determined by the Board of Directors of each company.

Upon certain regulatory approvals and subject to certain limitations, the general reserve fund and the statutory surplus fund can be used to offset prior year losses, if any, and can be converted into paid-in capital of the applicable company, but it cannot be distributed to shareholders except in the event of a solvent liquidation of the company.

For the year ended December 31, 2010, 2009 and 2008, appropriations for the general reserve funds and statutory surplus funds totaled $3,762, $2,194 and $316, respectively.

NOTE 20 - SEGMENT REPORTING

The Company measures segment income (loss) as income (loss) from continuing operations less depreciation and amortization.  The reportable segments are components of the Company which offer different products or services and are separately managed, with separate financial information available that is separately evaluated regularly by the Company’s Chief Executive Officer in determining the performance of the business.  Prior to January 1, 2008, the Company had operated in a single operating and reporting segment of the consumer automotive dealership business. This business segment was sold in December 2009, as a result of which it has been classified as a discontinued operation for all periods presented.  During 2008, the Company developed another business segment - commercial vehicles sales/leasing.  As of December 31, 2010 and 2009, this is the Company’s only operating segment.

NOTE 21 - RELATED PARTY BALANCES AND TRANSACTIONS

Due to affiliates:

During the periods presented, the Company has borrowed from various companies affiliated with the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li (“Mr. Li”). Each of these loans was entered into to satisfy the Company’s short-term capital needs. The amounts due to Hebei Kaiyuan and Mr. Li are non -interest bearing. In addition, the payable balances of each loan are unsecured and due on demand by the lender. The amount due to Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. (“Kaiyuan Shengrong”) bears the interest rate of 5.31% per annum, adjustable in connection with the base rate established by the People’s Bank of China, unsecured and was subsequently repaid in July 2011. The outstanding amounts due to related parties as of December 31, 2010 and 2009 were as follows:

		December 31,
	Notes	2010	2009
Due to affiliates:

Hebei Kaiyuan	(1)	$74,198	$37,737
Kaiyuan Shengrong	(1)	3,097	—
Mr. Li	(2)	—	509
Total		$77,295	$38,246

Notes:

(1)	Entity controlled by Mr. Li.

(2)	The Company’s Chairman and CEO.

Accounts payable, related parties:

During the periods presented, the Company has obtained a short-term trade financing for the continuing operations to purchase commercial vehicles from Beiguo Commercial Building Limited and Baoding Beiguo Commercial Building Limited (collectively referred to as “Beiguo”) and Shijiazhuang Beiguo Renbai Group Limited (“Renbai”), companies affiliated with Mr. Li. and Mr. Lau, a director of AutoChina, who is the indirect beneficial owner of Beiguo and Renbai. The Company pays a financing charge of approximately 4% per annum to Beiguo and Renbai for the funds obtained due to this financing arrangement, in part, because the financing arrangement is guaranteed by Mr. Li, who has a long term business relationship with Beiguo and Renbai, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days. Accordingly, the Company has classified the movements in these payable balances as financing activities on the statement of cash flows.

During the year ended December 31, 2010, the Company has commenced to purchase commercial vehicles from Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”), a company which is controlled by Mr. Li. The amounts due to Ruituo is non -interest bearing. In addition, the payable balances is unsecured and due on demand by Ruituo.

The outstanding amounts of accounts payable, related parties as of December 31, 2010 and 2009 were as follows:

		December 31,
	Notes	2010	2009

Accounts payable, related parties:

Ruituo	(1)	$16,104	$—
Beiguo	(3)	80	66,311
Renbai	(4)	18	51,414
Total		$16,202	$117,725

Notes:

(1)	Entity controlled by Mr. Li.

(3)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(4)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 19.60% and 20.33%, respectively.

Due from an affiliate:

In November 2010, Ms. Shu Ling Li (“Ms. Li”), the sister of Mr. Li, was appointed as the sole director of Rainbow Yield. Prior to the appointment of Ms. Li by Rainbow Yield, the Company has paid $9,000 to Rainbow Yield as a security deposit to secure a borrowing provided by a third party amounted to $9,559. The amount due from Rainbow Yield is non -interest bearing. In addition, the payable balances of each loan are unsecured and due on demand by the lender, which was subsequently repaid in March 2011 (See Note 11).

		December 31,
	Note	2010	2009
Due from an affiliate:

Rainbow Yield	(5)	$9,000	$—

Note:

(5)	Entity which Mr. Li’s sister is the sole director.

Prepaid interest expenses, related parties:

During the periods presented, the Company has obtained a short-term trade financing to purchase commercial vehicles from its affiliates, Beiguo and Renbai. According to the financial arrangement, the Company pays a financing charge (interest expense) of approximately 4% per annum to Beiguo and Renbai for the funds obtained and it was required to prepay the financing charges to the affiliates.

The outstanding amounts of prepaid interest expenses, related parties as of December 31, 2010 and 2009 were as follows:

		December 31,
	Notes	2010	2009
Prepaid interest expenses, related parties:

Beiguo	(1)	$604	$560
Renbai	(2)	—	729
Total		$604	$1,289

Notes:

(1)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(2)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 19.60% and 20.33%, respectively.

During the periods presented, the Company sold and purchased automobiles and trading materials to and from affiliates. The details of the related party transactions were as follows:

	Notes		Years Ended December 31,
			2010	2009	2008
Related Parties Transactions

Capital nature:
Hebei Kaiyuan	(1)	(a)	$68,279	$8,788	$—
Hebei Kaiyuan	(1)	(h)	280,357	36,877	22,516
Hebei Ruihua Real Estate Development Limited	(1)	(a)	12,139	—	—
Kaiyuan Shengrong	(1)	(h)	2,954	—	—
Kaiyuan Shengrong	(1)	(j)	3,035	—	—
Kaiyuan Shengrong	(1)	(k)	3,035	—	—
Beiguo	(2)	(h)	112,264	—	—
Rainbow Yield	(5)	(b)	9,000	—	—

Trading nature:
Ruituo	(1)	(d)	55,317	—	—
Ruituo	(1)	(e)	316	—	—
Hebei Kaiyuan	(1)	(f)	10,706	—	—
Hebei Kaiyuan Doors & Windows Manufacturing Co., Ltd.	(1)	(g)	2,097	—	—
Kaiyuan Shengrong	(1)	(i)	60	—	—
Beiguo	(2)	(c)	29,987	—	—
Beiguo	(2)	(d)	328,422	178,146	7,598
Beiguo	(2)	(e)	232,337	133,763	—
Beiguo	(2)	(f)	19,118	—	—
Beiguo	(2)	(i)	5,934	2,300	—
Renbai	(3)	(d)	10,839	78,450	—
Renbai	(3)	(e)	9,228	57,163	—
Renbai	(3)	(i)	951	476	—
Beijing Wantong Longxin Auto Trading Co., Ltd.	(4)	(c)	10,340	—	—
Beijing Wantong Longxin Auto Trading Co., Ltd.	(4)	(g)	$7,809	$—	$—

Notes:

(1)	Entity controlled by Mr. Li.

(2)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(3)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 19.60% and 20.33%, respectively.

(4)	Entity which Mr. Li’s brother holds 40% equity interest.

(5)	Entity which Mr. Li’s sister is the sole director.

Nature of transaction:

(a)	Bank loan guarantee provided by the affiliates.

(b)	Amount provided by the Company to an affiliate.

(c)	Deposits for inventories made by the Company to affiliates for the purchase of trading materials and amounts returned during the year.

(d)	Sale of automobiles to the Company, including VAT, during the year.

(e)	Purchase of automobiles from the Company during the year.

(f)	Purchase of trading materials from the Company during the year.

(g)	Sale of trading material to the Company during the year.

(h)	Loan provided to the Company during the year.

(i)	Interest incurred by the Company during the year.

(j)	Bank loan guarantee provided by the Company to the affiliate.

(k)	Receivables of the Company pledged to guarantee the bank loans borne by the affiliate.

In order to obtain additional working capital, the Company has entered a financing arrangement with two affiliates, namely Beiguo and Renbai. Under the financing arrangement with Beiguo and Renbai, the Company sells commercial vehicles to these affiliates in return for notes receivable from the affiliates. These transactions do not qualify as sales under U.S. GAAP because there is a repurchase obligation by the Company. Both the sales of commercial vehicles to the affiliates and the repurchases are done at an insignificant mark up to cover operating costs. In addition, the Company buys back the commercial vehicles from these affiliates with credit terms up to 180 days and pays a financing charge of approximately 4% per annum. Therefore, these transactions are treated as financing arrangements for accounting purposes. The Company discounted the notes receivable with third party financial institutions by paying a discounting factor of approximately 3.5% per annum. The Company effectively obtained short-term financing of up to 180 days through this financing arrangement with these two affiliates. The Company expects not to continue relying on this financing arrangement with Beiguo and Renbai in the foreseeable future. Since the year ended December 31, 2010, the Company started purchasing commercial vehicles from an affiliate of Mr. Li, Ruituo. The balance due to such purchase is interest-free, unsecured and due on demand of Ruituo.

During the years ended December 31, 2010, 2009 and 2008, the Company sold commercial vehicles to these three affiliates amounting to $241,881, $190,926 and nil, respectively. The cost of sales of these commercial vehicles sold to these three affiliates amounted to $237,893, $189,586 and nil, respectively.

During the years ended December 31, 2010, 2009 and 2008, the Company purchased commercial vehicles from Beiguo and Renbai amounting to $283,850, $191,597 and $7,598, and incurred interest expenses to these two affiliates amounting to $6,885, $2,776 and nil, respectively under the above arrangement. During the years ended December 31, 2010, 2009 and 2008, the Company also purchased commercial vehicles from Beiguo and Renbai other than the above arrangement, amounting to $55,411, $64,999 and nil, respectively. During the years ended December 31, 2010, 2009 and 2008, we purchased commercial vehicles from Ruituo amounting to $55,317, nil and nil, respectively. No interest expense is incurred for the purchase from Ruituo throughout these periods.

During the year ended December 31, 2010, the Company sold trading materials to Hebei Kaiyuan and Beiguo amounting to $29,824. The related cost of sales amounted to $29,160. The Company was charged an insignificant mark up to cover the operating costs in connection with these sales. Under ASC 605-45, “Reporting Revenue Gross as a Principal versus Net as an Agent”, the sales transaction by the Company to Hebei Kaiyuan and Beiguo are considered as agency sales and the revenue generated on such transactions are recorded at net basis.

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

The Company occupied office space in Shijiazhuang, China provided by Hebei Kaiyuan, an affiliate with Mr. Li. Hebei Kaiyuan agreed to provide the office space at free of charge and no rental costs were incurred by the Company during the years ended December 31, 2010, 2009 and 2008.

NOTE 22 – VARIABLE INTEREST ENTITIES

On November 26, 2008, through the Company’s wholly owned subsidiary, Chuanglian, the Company executed a series of contractual arrangements with the Auto Kaiyuan Companies and their shareholder as the Enterprise Agreements. Pursuant to the Enterprise Agreements, the Company had exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholders, and generally had control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies were considered VIEs and the Company was the primary beneficiary. The Company’s relationships with the Auto Kaiyuan Companies and their shareholder were governed by the Enterprise Agreements between Chuanglian and each of the Auto Kaiyuan Companies, which were the operating companies (the “Operating Companies”) of the Company in the PRC. The Enterprise Agreements were amended in 2009 to exclude Dealership Subsidiaries previously held by the Auto Kaiyuan Companies when they were disposed to Xinjiang. (Note 4)

Details of the Enterprise Agreements are as follows:

Assignment of Voting Rights

The shareholder of the Auto Kaiyuan Companies irrevocably agreed to assign all of its voting rights to the Company for all business resolutions. As a result, the Company has direct control of the Board of Directors and has authority to appoint the majority of the Board of Directors which makes it the primary controlling shareholder of the Auto Kaiyuan Companies.

Management and Operating Agreement

The Company is engaged to exclusively manage and operate the sales and service of the Operating Companies held by the Auto Kaiyuan Companies, including the development of sales and marketing strategy, management of customer services, daily operations, financial management, employment issues and all other related operating and consulting services. Furthermore, the Auto Kaiyuan Companies agree that without the prior consent of the Company, the Auto Kaiyuan Companies will not engage in any transactions that could materially affect their respective assets, liabilities, rights or operations, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of their assets or intellectual property rights in favor of a third party or transfer of any agreements relating to their business operation to any third party. The management and operating agreement was entered on November 26, 2008 and amended on December 14, 2009, has a term of 10 years and will be extended for another 10 years automatically unless the Company files a written notice at least 3 months prior to the expiration of this agreement.

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

As previously described (see “Note 3 - Summary of Significant Accounting Policies”) the FASB issued guidance requiring companies to provide enhanced disclosures about an enterprise’s involvement in a VIE. This guidance also requires an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE. As part of its qualitative assessment the Company has evaluated the following:

•	The sufficiency of AutoChina’s equity investments at risk to permit the Operating Companies to finance their activities without additional subordinated financial support;

•	That as a group, the holders of the equity investments at risk have:

•	The power through voting rights or similar rights to direct activities that most significantly impact the Operating Companies’ economic performance,

•	The obligation to absorb the expected losses of the Operating Companies and such obligations are not protected directly or indirectly, and

•	The right to receive the expected residual return of the Operating Companies and such rights are not capped; and

•
The voting rights of the investors are not proportional to either their obligations to absorb the expected losses of the Operating Companies, their rights to receive the expected returns of the Operating Companies, or both, and that substantially all of the Operating Companies activities do not involve or are not conducted on behalf of an investor that has disproportionately few voting rights.

Since the management contract generally represents a significant service arrangement for the Operating Companies and the associated management fees represent a significant amount of the entity’s cash flow as compared to the overall cash flow of the Operating Companies (generally 50% or more including incentives), the Management Companies’ have what is considered a variable interest in the Operating Companies. This variable interest thereby qualifies AutoChina’s Operating Companies as VIEs.

If an investment is determined to be a VIE, the Company then performs an analysis to determine if the Company is the primary beneficiary of the VIE. U.S. GAAP requires a VIE to be consolidated by its primary beneficiary. The primary beneficiary is the party that has a controlling financial interest in an entity. In order for a party to have a controlling financial interest in an entity it must have:

•	The power to direct the activities of a VIE that most significantly impact the entity’s economic performance (“power criterion”), and

•
The obligation to absorb losses of an entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE (“losses/benefits criterion”).

As part of its qualitative assessment, AutoChina has concluded that it maintains the power criterion since the Company directs the activities that impact the underlying economics of the Operating Company. One example of such an activity is that AutoChina’s Officers, which is composed of senior employees across AutoChina’s departments, is responsible for monitoring performance and allocating resources and capital to the Operating Companies. Further, since AutoChina maintains a priority earnings position in the Operating Companies and has the ability and obligation to absorb the losses of the Operating Companies, AutoChina also meets the losses/benefits criterion.

All of the assets of the VIEs can be used only to settle obligations of the consolidated VIEs. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	December 31,
	2010	2009

Total assets	$488,074	$178,556
Total liabilities	347,455	186,090

	December 31,
	2010	2009

Revenues	$305,842	$190,442
Net income	25,454	15,871

NOTE 23 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION OF AUTOCHINA INTERNATIONAL LIMITED

The Company records its investments in its subsidiaries and VIE under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Long-term investments in subsidiaries and VIEs”.

The subsidiaries and VIEs did not pay any dividends to the Company for the periods presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures represent supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

As of December 31, 2010 and 2009, there were no material contingencies, significant capital and other commitments, provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Company’s Consolidated Financial Statements, if any.

Condensed Balance Sheets

	December 31,
	2010	2009
		As Restated
Assets
Cash and cash equivalents	$270	$5,904
Prepaid expenses and other current assets	102	40
Investment in subsidiaries and VIEs	143,067	93,693
Due from subsidiaries and VIEs	86,667	7,922
Total assets	$230,106	$107,559

Liabilities
Other payables and accrued liabilities	$240	$284
Earn-out obligation	73,100	57,300
Total liabilities	$73,340	$57,584

Equity
Ordinary shares - $0.001 par value authorized - 50,000,000 shares; issued – 19,615,766 shares and 13,017,283 shares at December 31, 2010 and 2009, respectively; outstanding –19,615,766 shares and 12,156,658 shares at December 31, 2010 and 2009, respectively	20	13
Additional paid-in capital	286,642	123,860
Accumulated other comprehensive income	7,567	673
Accumulated losses	(137,463)	(74,571)
Total equity	156,766	49,975

Total liabilities and equity	$230,106	$107,559

Condensed Statement of Operations

	Years ended December 31,
	2010	2009	2008
		As Restated

Equity in profit of subsidiary	$42,481	$38,622	$—

General and administrative expenses	4,940	1,498	—
Interest expense	33	—	—
Total operating expenses	4,973	1,498	—

Income from operations	37,508	37,124	—
Loss on change in fair value of earn-out obligation	(100,400)	(89,500)	—
Other income (expenses), net	—	(817)	—
Net loss	$(62,892)	$(53,193)	$—

Condensed Statement of Cash flows
	December 31,
	2010	2009	2008

Net cash and cash equivalents used in operating activities	$(1,797)	$(1,632)	$—
Net cash and cash equivalents used in investing activities	(78,745)	(8,378)	—
Net cash and cash equivalents provided by financing activities	74,908	15,914	—
Cash and cash equivalents, beginning of the year	5,904	—	—
Cash and cash equivalents, end of the year	$270	$5,904	$—

NOTE 24 – CREDIT QUALITY OF FINANCING RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

The Company adopted the accounting guidance on disclosures about the credit quality of account receivables and net investments in sales-type leases and the allowance for credit losses as of December 31, 2010. This guidance requires information to be disclosed at disaggregated levels, defined as portfolio segments and classes.

The Company applied a systematic methodology to determine the allowance for credit losses for account receivables and net investments in sales-type leases. Based upon the analysis of credit losses and risk factors, since the Company only leased the commercial vehicles to lessee customers, it is considered as the only portfolio segment, lessee customers.

The Company further evaluated the portfolio by the class of the account receivables and net investments in sales-type leases, which is defined as a level of information (below a portfolio segment) in which the receivables have the same initial measurement attribute and a similar method for assessing and monitoring credit risk. The Company’s account receivables and net investments in sales-type leases consisted of the receivables from the net investment in sales-type lease and the receivables from value-added services. The Company only offered the optional value-added services to existing customers who have a history of making on-time payments with the Company. The Company has a control of the legal title of the commercial vehicles leased to the lessee customers and it is allowed to repossess the commercial vehicles if the lessee customer default the payments of the monthly installment (of the net investment in sales-type lease) or the payment of the value-added services. Therefore, both of these receivables are secured by the commercial vehicles leased to the lessee customers and the Company is using the same credit control to evaluate the risk of credit losses.

Impaired net investment in sales-type lease and receivable from value-added services

Net investment in sales-type leases and receivables from value-added services is considered impaired, based on current information and events, if it is probable that we will be unable to collect all amounts due according to the contractual terms of the lease. The net investment in sales-type leases and receivables from value-added services will be reviewed for impairment. Included in these amounts are leases that are default, non-performing or in bankruptcy. Based on our non-performing sales-type leases experience from those leases that were either matured or in the stage that were close to maturities, we also assess and make provision for performing loans. Recognition of income is suspended and a lease is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases are recorded against the receivable and then to any unrecognized income.

Allowance for credit loss activity

In estimating the allowance for credit losses, the Company reviews the net investment in sales-type lease and receivable from value-added services that are non-performing or in bankruptcy. The allowance for credit losses as of December 31, were as follows:

	December 31,
	2010	2009

Balance at the beginning of the year	$298	$—
Provision during the year	1,447	298
Balance at the end of the year	$1,745	$298

Credit quality of finance receivables

The credit quality of net investment in sales-type lease and receivable from value-added services is reviewed on a quarterly basis. Credit quality indicators include performing and non-performing. Non-performing is defined as receivables past due and/or on nonaccrual status or in bankruptcy. The receivables not meeting the criteria listed above are considered performing. Non-performing receivables have the highest probability for credit loss. The allowance for credit losses attributable to non-performing receivables is based on the most probable source of repayment, which is normally the residual value of the commercial vehicles. In determining residual value of the commercial vehicles, the Company refers to the second-hand market values of the commercial vehicles as a reference.

The carrying amount of the performing and non-performing finance receivables as of December 31, were as follows:
	Performing	Non- performing	Total carrying amount

Net investment in sales-type leases	$424,113	$—	$424,113
Accounts receivables	16,010	6,091	22,101
	$440,123	$6,091	$446,214

The carrying amount of the impaired finance receivables as of December 31, were as follows:

	Gross amount	Allowance for credit losses	Total carrying amount

Net investment in sales-type leases	$4,698	$281	$4,417
Accounts receivables	2,082	1,464	618
	$6,780	$1,745	$5,035

The analysis of the age of the carrying amount of the overdue receivables as of December 31, were as follows:

Less than 90 days	$6,091
Over 90 days	1,464
7,555
Less: allowance for credit losses	(1,464)
Total	$6,091

For the year ended December 31, 2010, the average carrying amount of the impaired finance receivables was $2,001. The related amount of interest income recognized was $448.

NOTE 25 – SUBSEQUENT EVENT

On February 16, 2011, the Company reached an agreement with ACG’s former ultimate shareholder, Honest Best, to cancel the earn-out share provision of the share exchange agreement entered into in connection with the Business Combination for fiscal years after 2011. Originally, the Earn-out could cause a maximum of 20% dilution during each of 2012 and 2013 if EBITDA grew 90% or more in each of those years. This amendment eliminates the Earn-out for 2012 and 2013, eliminating the potential dilutive effects of such issuances on AutoChina’s currently issued and outstanding shares. Furthermore, for fiscal years 2010 and 2011 the Earn-out has been modified such that a minimum of 70% EBITDA growth must be achieved in either respective year in order for any shares to be issued. Prior to this change, an Earn-out award required a minimum of 30% EBITDA growth. Under this amendment, the Company will issue between 15% to 20% of the number of ordinary shares of AutoChina outstanding when the revised EBITDA growth target is achieved. The reduction in the earn-out obligation from this modification to the earn-out share provision of the share exchange agreement will be credited the amount of $75,000 directly to equity in the first quarter of 2011.

The amended earn-out schedule appears as:

Earn-out Schedule: Percentage of Outstanding Shares to be issued to Honest Best Depending on EBITDA Growth Rate

	G > 70%	G > 80%	G > 90%
2010	15.0%	17.5%	20.0%
2011	15.0%	17.5%	20.0%

G = Annual EBITDA growth compared to prior fiscal year.

On June 7, 2011, the Company’s subsidiary, Fancy Think Limited, acquired the remaining equity interest (30%) of Ganglian Finance Leasing from the Company’s VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing back to a wholly foreign-owned enterprise. On June 30, 2011, Kaiyuan Auto Trade transferred 100% of the equity interest of Chuangjie Trading, the beneficiary of the Trust Fund to Ganglian Finance Leasing. After that, Ganglian Finance Leasing, Hebei Chuanglian Finance Leasing Co., Ltd. and Chuangjie Trading become directly owned by AutoChina, and therefore not part of the Company’s VIE holding structure.

On September 26, 2011, the Company agreed with Honest Best to cancel the Earn-out for fiscal year 2011. The reduction in the earn-out obligation from the second modification to the earn-out share provision of the share exchange agreement will be credited the amount of $15,400 directly to equity in the third quarter of 2011.