Form 20-F/A
period 2010-12-31
AutoChina International Ltd
filed 2011-12-06
CIK 1417370

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1

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

☐  Yes      ☒ No

Explanatory Note

This Annual Report on Form 20-F/A ("Form 20-F/A") is being filed as Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2010 ("Form 20-F") of AutoChina International Limited (the “Company,” “AutoChina,” “we,” “us,” or “our”), which was originally filed with the Securities and Exchange Commission (the "SEC") on November 30, 2011. We are filing this amendment to (a) include a letter from PricewaterhouseCoopers Zhong Tian CPAs Limited Company, dated December 2, 2011 as an exhibit to the Form 20-F, (b) refile the consent of Marcum Bernstein & Pinchuk LLP (“Marcum”), which consent has been amended to reference the material weakness identified in Marcum’s report on the effectiveness of internal control over financial reporting included in the Form 20-F, and (c) remove certain duplicate references to exhibits previously included in the index of exhibits and file certain additional summary translations of exhibits listed on the exhibit index.  Accordingly, the Form 20-F/A amends and restates Part II. Item 19. Exhibits of the Form 20-F.

i

Table of Contents

Page
PART III
ITEM 19.	EXHIBITS	1

PART III

ITEM 19.                   EXHIBITS

Exhibit No.	Description

1.1	Certificate of Incorporation(1)
1.2	Second Amended and Restated Memorandum and Articles of Association(2)
2.1	Specimen Ordinary Share Certificate(1)
4.1	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and James Cheng-Jee Sha (1)
4.2	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and William Tsu-Cheng Yu (1)
4.3	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Diana Chia-Huei Liu (1)
4.4	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Jimmy (Jim) Yee-Ming Wu (1)
4.5	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Gary Han Ming Chang (1)
4.6	Form of Investment Management Trust Agreement between American Stock Transfer & Trust Company and the Registrant (1)
4.7	Form of Share Escrow Agreement between the Registrant, American Stock Transfer & Trust Company and the Founding Shareholders (1)
4.8	Form of Letter Agreement between Live ABC Interactive Co., Ltd. Beijing and Registrant regarding administrative support (1)
4.9	Promissory Note, dated as of October 24, 2007, issued to James Sha (1)
4.10	Promissory Note, dated as of October 24, 2007, issued to Diana Liu (1)
4.11	Promissory Note, dated as of October 24, 2007, issued to William Yu (1)
4.12	Share Exchange Agreement (3)
4.13	Form of Indemnification Agreement (4)
4.14	Form of Registration Rights Agreement among the Registrant and the Founding Shareholders (1)
4.15	Form of Placement Warrant Purchase Agreement among the Registrant and the Founding Shareholders (1)
4.16	List of Guarantee Agreements entered into by Hua An Investment (5)
4.17	Form of AutoChina International Limited 2009 Equity Incentive Plan (6)
4.18	Executive Employment Agreement between the Registrant and Yong Hui Li, dated April 9, 2009 (7)
4.19	Executive Employment Agreement between the Registrant and Johnson Lau, dated April 9, 2009 (7)
4.20	Executive Employment Agreement between the Registrant and Wei Xing, dated April 9, 2009 (7)
4.21	Executive Employment Agreement between the Registrant and Chen Lei, dated April 9, 2009 (7)
4.22	Executive Employment Agreement between the Registrant and Jason Wang, dated July 16, 2009 (8)
4.23	Business Operation Agreement between Hebei Hua An Investment Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
4.24	Equity Pledge Agreement between Hebei Hua An Investment Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
4.25	Option Agreement between Hebei Hua An Investment Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
4.26	Services Agreement between Hebei Hua An Investment Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
4.27	Voting Attorney Agreement between Hebei Hua An Investment Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
4.28	Business Operation Agreement between Hebei Hui Yin Investment Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
4.29	Equity Pledge Agreement between Hebei Hui Yin Investment Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
4.30	Option Agreement between Hebei Hui Yin Investment Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
4.31	Services Agreement between Hebei Hui Yin Investment Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)

4.32	Voting Attorney Agreement between Hebei Hui Yin Investment Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
4.33	Business Operation Agreement between Hebei Shijie Kaiyuan Auto Trade Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
4.34	Equity Pledge Agreement between Hebei Shijie Kaiyuan Auto Trade Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
4.35	Option Agreement between Hebei Shijie Kaiyuan Auto Trade Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
4.36	Services Agreement between Hebei Shijie Kaiyuan Auto Trade Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
4.37	Voting Attorney Agreement between Hebei Shijie Kaiyuan Auto Trade Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
4.38	Business Operation Agreement between Hebei Shijie Kaiyuan Logistics Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
4.39	Equity Pledge Agreement between Hebei Shijie Kaiyuan Logistics Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
4.40	Option Agreement between Hebei Shijie Kaiyuan Logistics Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
4.41	Services Agreement between Hebei Shijie Kaiyuan Logistics Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
4.42	Voting Attorney Agreement between Hebei Shijie Kaiyuan Logistics Co., Ltd. and Hebei Chuang Lian Trade Co., Ltd., dated November 26, 2008 (9)
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

4.49	Put and Call Agreement, by and between the AutoChina International Limited, AutoChina Group Inc., and Chun-Chi Chen, dated April 7, 2009, with respect to 156,500 shares (9)
4.50	Put and Call Agreement, by and between the AutoChina International Limited, AutoChina Group Inc., and Josephine Sha, dated April 7, 2009, with respect to 120,000 shares (9)
4.51	Put and Call Agreement, by and between the AutoChina International Limited, AutoChina Group Inc., and Shung-Chiang Tai, dated April 7, 2009, with respect to 12,500 shares (9)
4.52	Put and Call Agreement, by and between the AutoChina International Limited, AutoChina Group Inc., and Wei-Jen Lee, dated April 7, 2009, with respect to 10,000 shares (9)
4.53	Letter Agreement by and among AutoChina International Limited, Rodman & Renshaw, LLC, as Lead Placement Agent, and Chardan Capital Markets, LLC, dated March 3, 2010 (11)
4.54	Form of Securities Purchase Agreement, dated March 23, 2010 (11)
4.55	Summary of Loan Agreement, by and between Shijie Kaiyuan Auto Trade and CITIC Shijiazhuang Branch, dated July 16, 2010.
4.56	[Reserved]

4.57	Summaries of Domestic Factoring Agreements dated from July 30, 2010 to August 23, 2010 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch
4.58	Summary of Lease Securitization Agreement, by and between ChuangjieTrading and Citic Trust Co., Ltd., dated October 28, 2010.
4.59	Letter Agreement, by and between AutoChina International Limited and Honest Best Int’l Ltd. dated February 16, 2011, (13)
4.60	[Reserved]
4.61	Advance Agreement dated March 29, 2011 between Fancy Think Limited and Honest Best Int’l Limited
4.62	[Reserved]
4.63	Summary of Loan Agreement dated January 30, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch*
4.64	Summary of Loan Agreement dated January 30, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch*
4.65	Summary of Loan Agreement dated March 7, 2011 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch*
4.66	Summary of Loan Agreement dated June 28, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch*
4.67	Summary of Loan Agreement dated September 23, 2011 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch*
4.68	Summary of Loan Agreement dated September 23, 2011 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch*
4.69	Summary of Loan Agreement dated October 8, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch*
4.70	Summary of Loan Agreement dated October 8, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch*
4.71	Summary of Maximum Pledge Contract dated July 16, 2010 between Hebei Chuangjie Trading Co., Ltd. and CITIC Shijiazhuang Branch*
4.72	Summary of Maximum Pledge Contract dated June 29, 2011 between Hebei Chuangjie Trading Co., Ltd. and CITIC Shijiazhuang Branch*
4.73	Summary of Maximum Pledge Contract dated June 28, 2011 between Hebei Chuangjie Trading Co., Ltd. and CITIC Shijiazhuang Branch*
4.74	Summary of Maximum Pledge Contract dated March 7, 2011 between Hebei Chuangjie Trading Co., Ltd. and CITIC Shijiazhuang Branch*
4.75	Summary Maximum Pledge Contract dated September 23, 2011 between Hebei Chuangjie Trading Co., Ltd. and CITIC Shijiazhuang Branch*
4.76	Summary of Maximum Mortgage Contract dated January 28, 2011 between Hebei Kaiyuan Real Estate Developing Co., Ltd. and CITIC Shijiazhuang Branch*
4.77	Summary of Comprehensive Facility Contract dated January 28, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch*
4.78	Summary of Comprehensive Facility Contract dated June 29, 2011 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch*
4.79	Summary of Bankers’ Acceptance Amount Agreement dated June 29, 2011 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch*
4.80	Summary of Security Agreement dated June 29, 2011 between CITIC Shijiazhuang Branch and Ganglian Finance Leasing Co., Ltd.*
4.81	Summary of Domestic Factoring Agreement dated May 25, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch*
4.82	Summary of Domestic Factoring Agreement dated June 3, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch*
4.83	Summary of Domestic Factoring Agreement dated June 8, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch*
4.84	Summary of Domestic Factoring Agreement dated June 16, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch*
4.85	Summary of Domestic Factoring Agreement dated June 14, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch*

4.86	Summary of Domestic Factoring Agreement dated June 24, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch*
4.87	Summary of Loan Agreements dated August 26, 2010 between Shijie Kaiyuan Auto Trade Co., Ltd. and Hua Xia Bank Shijiazhuang Branch*
4.88	Summary of Loan Agreements dated November 1, 2010 between Shijie Kaiyuan Auto Trade Co., Ltd. and Hua Xia Bank Shijiazhuang Branch*
4.89	Summary of Loan Agreement dated July 19, 2010 between Hebei Chuangjie Trading Co., Ltd. and Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. *
8.1	Subsidiaries of the Registrant*
11	Code of Ethics(10)
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter from Crowe Horwath LLP dated April 26, 2010 (12)
15.2	Consent of Crowe Horwath LLP, independent registered public accounting firm*
15.3	Consent of Marcum Bernstein & Pinchuk LLP, independent registered public accounting firm
15.4	Letter from PricewaterhouseCoopers Zhong Tian CPAs Limited Company dated December 2, 2011

*	Previously filed.
(1)	Incorporated by reference to AutoChina’s Registration Statement, filed with the SEC on Form S-1 dated February 4, 2008.
(2)	Incorporated by reference to Registration Statement on Form F-1, filed with the SEC on Form F-1 filed May 29, 2009.
(3)	Incorporated by reference to Annex C to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(4)	Incorporated by reference to Schedule N to Annex C to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(5)	Incorporated by reference to Schedule R to Annex C to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(6)	Incorporated by reference to Annex E to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(7)	Incorporated by reference to AutoChina's Report of Foreign Private Issuer on Form 6-K, filed with the SEC on May 29, 2009.
(8)	Incorporated by reference to AutoChina’s Report of Foreign Private Issuer on Form 6-K, filed with the SEC on July 21, 2009.
(9)	Incorporated by reference to AutoChina's Registration Statement on Form F-1/A, filed with the SEC on August 10, 2009.
(10)	Incorporated by reference to AutoChina’s Annual Report, filed with the SEC on Form 20-F filed June 9, 2009.
(11)	Incorporated by reference to AutoChina's Report of Foreign Private Issuer on Form 6-K, filed with the SEC on March 24, 2010.
(12)	Incorporated by reference to AutoChina's Report of Foreign Private Issuer on Form 6-K, filed with the SEC on April 26, 2010.
(13)	Incorporated by reference to AutoChina's Report of Foreign Private Issuer on Form 6-K, filed with the SEC on February 16, 2011

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUTOCHINA INTERNATIONAL LIMITED

December 6, 2011	By:	/s/ Yong Hui Li
Yong Hui Li
Chief Executive Officer

December 6, 2011	By:	/s/ Jason Wang
Jason Wang
Chief Financial Officer