Form 20-F
period 2011-12-31
AutoChina International Ltd
filed 2012-04-05
CIK 1417370

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2011

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

Yong Hui Li

No.322, Zhongshan East Road

Shijiazhuang, Hebei

People’s Republic of China

Tel: +86 311 8382 7688

Fax: +86 311 8381 9636

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Ordinary Shares, par value $0.001 per share	OTC Bulletin Board

Securities registered or to be registered pursuant to Section 12(g) of the Act:

N/A
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 23,538,919 ordinary shares, par value $0.001 per share, as of December 31, 2011.

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

☐   Yes       ☒ No

CERTAIN INFORMATION

Unless otherwise indicated and except where the context otherwise requires, in this Annual Report on Form 20-F references to:

•	“AutoChina”, “we,” “us”, “our” or “company” refer to AutoChina International Limited (together with its subsidiaries and affiliated entities);

•	“ACG” refers to AutoChina Group Inc. (together with its subsidiaries and affiliated entities);

•	“Auto Kaiyuan Companies” refers to Kaiyuan Logistics, Kaiyuan Auto Trade, and Hebei Xuhua Trading;

•	“PRC” or “China” refer to the People’s Republic of China;

•	“dollars” or “$” refer to the legal currency of the United States; and

•	“Renminbi” or “RMB” refer to the legal currency of China.

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

The following selected consolidated financial data as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 have been derived from the audited consolidated financial statements of AutoChina included in this Annual Report beginning on page F-1.   The following summary consolidated financial data as of December 31, 2008 and 2007 and for the years ended December 31, 2008 and 2007 have been derived from the audited consolidated financial statements of ACG not included in this Annual Report.  The below selected financial data does not include information relating to certain discontinued operations. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AutoChina” and other financial information included in this Annual Report.

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

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

Selected Consolidated Financial Data

(In thousands of U.S. Dollars, except per share amounts)

	As of December 31,
	2011	2010	2009	2008	2007

Balance Sheet Data –
Cash and cash equivalents	$43,019	$30,931	$36,768	$3,869	$—
Restricted cash	$159	$—	$12,450	$—	$—
Total current assets	$426,915	$355,273	$200,877	$170,096	$128,883
Total assets	$546,529	$500,206	$296,144	$180,387	$128,883
Total current liabilities	$256,247	$227,855	$187,146	$119,275	$91,078
Total liabilities	$256,247	$343,440	$246,169	$119,749	$91,078
Total equity	$290,282	$156,766	$49,975	$60,638	$37,805

	For the Years Ended December 31,
	2011	2010	2009	2008	2007

Statement of Operations Data –

Revenues	$598,094	$618,073	$325,454	$36,298	$—

Income from operations	56,689	47,444	19,829	1,343	—

Other income (expense)	(17,140)	(99,967)	(90,281)	14	—

Income (loss) from continuing operations	26,130	(62,892)	(74,280)	1,172	—

Income from discontinued operations	—	—	21,087	6,871	4,775

Net income (loss) attributable to shareholders	$26,130	$(62,892)	$(53,193)	$8,043	$4,775

Earnings (loss) per share –

Basic
Continuing operations	$1.11	$(3.42)	$(8.26)	$0.15	$—
Discontinued operations	—	—	2.34	0.89	0.62
	$1.11	$(3.42)	$(5.92)	$1.04	$0.62

Diluted
Continuing operations	$1.11	$(3.42)	$(8.26)	$0.15	$—
Discontinued operations	—	—	2.34	0.89	0.62
	$1.11	$(3.42)	$(5.92)	$1.04	$0.62

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

We had a material weakness in our internal control in financial reporting for the year ended December 31, 2011 due to the lack of requisite U.S. GAAP experience of our finance team, which could result in our financial statements not being prepared properly.

In our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011, we determined that we had a material weakness related to the lack of requisite U.S. GAAP experience of our finance team, including those primarily responsible for the preparation of our books and records and financial statements. A material weakness makes it a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. In addition, since our internal control over financial reporting was not effective, we could not consider our disclosure controls and procedures to be effective.

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

We commenced our commercial vehicle sales, servicing, leasing and support business in March 2008. We opened 103, 54 and 143 commercial vehicle financing and service centers in 2008, 2009 and 2010, respectively, and 206 additional commercial vehicle financing and service centers in 2011 for a total of 506 centers at December 31, 2011. As of February 29, 2012, AutoChina opened an additional 5 centers, for a total of 511 centers. Accordingly, we have a limited operating history, which may not provide a meaningful basis for evaluating our business, financial performance and prospects. We may not have sufficient experience to address the risks frequently encountered by early stage companies, including our potential inability to:

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

Also, we restated our financial statements as of and for the year ended December 31, 2009.

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

From time to time, in the ordinary course of our business, we may close certain underperforming stores, generally based on considerations of store profitability, competition, strategic factors and other considerations. Closing a store could subject us to costs, including the write-down of leasehold improvements, equipment, furniture and fixtures. In addition, we could remain liable for future lease obligations.

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

AutoChina’s stores are located across a diverse geographic area of China, including the Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan and Zhejiang areas, in which actual or threatened natural disasters and severe weather events (such as severe snowstorms, earthquakes, fires and landslides) may disrupt store operations, which may adversely impact our business, results of operations, financial condition, and cash flows. Although we have, subject to certain deductibles, limitations, and exclusions, substantial insurance, we cannot assure you that we will not be exposed to uninsured or underinsured losses that could have a material adverse effect on our business, financial condition, results of operations, or cash flows. Additionally, we generally rely on third-party transportation operators and distributors for the delivery of vehicles from the manufacturer to our stores. Delivery may be disrupted for various reasons, many of which are beyond our control, including natural disasters, weather conditions or social unrest and strikes, which could lead to delayed or lost deliveries. For example, recently the southern regions of China experienced the most severe winter weather in nearly 50 years, causing, among other things, severe disruptions to all forms of transportation for several weeks in late January and early February 2008. This natural disaster also impacted the delivery of vehicles to stores. In addition, transportation conditions are often generally difficult in some of the regions where we sell automobiles and commercial vehicles. We currently do not have business interruption insurance to offset these potential losses, delays and risks, so a material interruption of our business operations could severely damage our business.

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

AutoChina is a holding company with substantially all of its business operations conducted through its subsidiaries and jointly-controlled enterprises. AutoChina paid a special cash dividend in the amount of $0.25 per ordinary share in February 2012. However, AutoChina’s ability to make future dividend payments depends upon the receipt of dividends, distributions or advances from its subsidiaries and jointly-controlled enterprises. The ability of its subsidiaries and jointly-controlled enterprises to pay dividends or other distributions may be subject to their earnings, financial position, cash requirements and availability, applicable laws and regulations and to restrictions on making payments to AutoChina contained in financing or other agreements. These restrictions could reduce the amount of dividends or other distributions that AutoChina receives from its subsidiaries and jointly-controlled enterprises, which could restrict its ability to fund its business operations and to pay dividends to its shareholders. AutoChina’s future declaration of dividends may or may not reflect its historical declarations of dividends and will be at the absolute discretion of the Board of Directors.

Yong Hui Li, the Chairman and Chief Executive Officer of AutoChina, is the beneficial owner of a substantial amount of AutoChina’s ordinary shares and Mr. Li may take actions with respect to such shares which are not consistent with the interests of the other shareholders.

Yong Hui Li, the Chairman and Chief Executive Officer of AutoChina, beneficially owns approximately 65.8% of the outstanding ordinary shares of AutoChina as of the date of this Annual Report on Form 20-F, assuming that there are no other changes to the number of ordinary shares outstanding. Mr. Li may take actions with respect to such shares without the approval of other shareholders and which are not consistent with the interests of the other shareholders, including the election of the directors and other corporate actions of AutoChina such as:

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

As of December 31, 2011, we had outstanding borrowings from affiliates of our Chairman and Chief Executive officer, Mr. Yong Hui Li, of approximately $36 million. We repaid approximately $31 million in January 2012 and intend to repay the remaining borrowings in fiscal 2012 through internal resource. These borrowings are interest bearing and for a perpetual term, but are callable at any time by the lenders. The lenders have not indicated to us if there is a maximum amount they are willing to lend to us, and there can be no assurance that they will lend us any more funds or that they will not call the loans for repayment. In the event such lenders determine to call these loans we will have to repay the loans from our cash reserves or financing provided by third-party financial institutions. There can be no assurance that we will have sufficient cash reserves or that we could secure additional financing from third parties on favorable terms or at all. If cash reserves or suitable financing were not available, we would have to divert working capital from growing our commercial leasing business, and we would not be able to expand our commercial leasing business as quickly as expected.

Current economic conditions may result in reduced revenues for AutoChina.

AutoChina believes that many factors affect sales of new commercial vehicles’ gross profit margins in China and in our particular geographic markets, including the economy, inflation, recession or economic slowdown, consumer confidence, housing markets, fuel prices, credit availability, the level of manufacturers’ production capacity, interest rates, product quality, affordability and innovation, employment/unemployment rates, the number of consumers whose vehicle leases are expiring, and the length of consumer loans on existing vehicles. Changes in interest rates could significantly impact industry new vehicle sales and vehicle affordability, due to the direct relationship between interest rates and monthly loan payments, a critical factor for many vehicle buyers, and the impact interest rates can have on customers’ borrowing capacity and disposable income.  The financial crisis that began in late 2008 and the slow down of Chinese economy in late 2011 also significantly impacted commercial vehicle sales. If such a crisis occurred again, it is likely that commercial vehicle sales would be depressed again.

The overall demand for vehicles increased significantly in China from 2001 to 2011. However, recently, certain adverse financial developments have impacted the financial markets. These developments include a general slowing of economic growth both in China and globally, volatility in equity securities markets, and volatility and tightening of liquidity in credit markets in China.

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

Our future success is dependent upon our ability to successfully expand our commercial vehicle sales, servicing, leasing and support business which we commenced in March 2008. We opened 103, 54 and 143 commercial vehicle financing and service centers in 2008, 2009 and 2010, respectively, and 206 additional commercial vehicle financing and service centers in 2011 for a total of 506 centers at December 31, 2011.  As of February 29, 2012, AutoChina opened an additional 5 centers, for a total of 511 centers. We may not be able to expand our sales in our existing or new markets due to a variety of factors, including the risk that customers in some areas may be unfamiliar with our brand or the commercial vehicle sales, servicing, leasing and support business model. Furthermore, we may fail to anticipate and address competitive conditions in the commercial vehicle sales, servicing, leasing and support market. These competitive conditions may make it difficult or impossible for us to effectively expand this business. If our expansion efforts in existing and new markets are unsuccessful, our results of operations and prospects would be materially and adversely affected.

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

Fuel prices are inherently volatile and have experienced a significant fluctuation from 2001 to 2011. Any surge in fuel prices will have an adverse effect on world economies and, in particular, on the world’s automobile and trucking industries. For example, in 2007, rising global oil prices and rising demand for fuel have led to fuel shortages in China. This is due in part to increased automobile ownership as well as government controls over fuel prices.

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

We may have difficulty relating to the administration of the trust component of the commercial vehicle financing structure in which CITIC Trust has acted as an intermediary resulting in additional costs and the loss of the benefit of the new structure.

From September 2009 to November 2011, as part of our commercial vehicle financing structure we established the Trust Fund which required a third party trustee.  We, through Chuangjie Trading, our subsidiary, engaged CITIC Trust Co., Ltd. (“CITIC Trust”) to act as trustee for this Trust Fund.  As of November 2011, we ceased to engage CITIC Trust as an intermediary for any new leases. However, CITIC Trust continues to serve as an intermediary for existing leases until such leases are fully settled and/or expired. The agreements governing the Trust Fund place certain obligations on us and the trustee in connection with the new commercial vehicle financing structure, however we or the trustee may encounter difficulties in performing these obligations which could result in CITIC Trust being unable or unwilling to continue in its role as trustee.  We may not be able to find a replacement for CITIC Trust in a timely fashion, if at all.  As a result, we may experience additional costs and delays in finding a replacement trustee and may lose the benefit of the new commercial vehicle financing structure temporarily or permanently.

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

Risks to AutoChina’s Shareholders

Because AutoChina may not pay regular dividends on its ordinary shares, shareholders will generally benefit from an investment in AutoChina’s ordinary shares only if the shares appreciate in value.

Although AutoChina declared and paid a special cash dividend in the amount of $0.25 per ordinary share in February 2012 to its shareholders, AutoChina may not declare or pay any regular cash dividends on its ordinary shares in future. AutoChina currently intends to retain future earnings, if any, for use in the operations and expansion of the business. As a result, AutoChina may not anticipate paying regular cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends, including a one-time special cash dividend, will be at the discretion of AutoChina’s Board of Directors and will depend on factors AutoChina’s Board of Directors deems relevant, including among others, AutoChina’s results of operations, financial condition and cash requirements, business prospects, and the terms of AutoChina’s credit facilities and other financing arrangements. If no dividends are paid, realization of a gain on a shareholders’ investments will depend on the appreciation of the price of AutoChina’s ordinary shares. There is no guarantee that AutoChina’s ordinary shares will appreciate in value.

Our ordinary shares have been delisted from the NASDAQ Stock Market LLC (“Nasdaq”) Capital Market and are now quoted on the Over-the-counter (“OTC”) Bulletin Board, which may limit the liquidity and price of its ordinary shares more than if the ordinary shares were quoted or listed on the Nasdaq Capital Market.

On July 15, 2011, we received a written notification from the Nasdaq Stock Market stating that we are not in compliance with the filing requirements for continued listing under Nasdaq Marketplace Rule 5250(c)(1). The Nasdaq notification was issued due to our failure to file our Annual Report on Form 20-F for the year ended December 31, 2011 with the SEC within the required time period. Nasdaq provided us until August 15, 2011 to submit a plan to regain compliance, and we submitted our plan to regain compliance on August 14, 2011. On September 8, 2011, we received a letter from Nasdaq stating that based on the review of public documents and the plan to regain compliance provided by us, Nasdaq’s staff determined that providing us until December 31, 2011 to file our Annual Report on Form 20-F for the period ended December 31, 2011 was not warranted, and that our securities would be delisted from Nasdaq on September 19, 2011, unless we appealed the determination. We appealed the staff determination regarding the delisting of our securities, and on October 4, 2011 our securities were suspended from trading pending the final determination of the appeal. On November 2, 2011 we received a letter from Nasdaq stating that, in addition to the Company not being in compliance with Listing Rule 5250(c)(1), Nasdaq determined that certain trading activity in the Company’s ordinary shares raised public interest concerns pursuant to Nasdaq Listing Rule 5101. On December 1, 2011, we attended an oral appeal hearing with Nasdaq. On January 18, 2012, we received the Nasdaq Hearings Panel’s decision to deny our appeal for continued listing on Nasdaq. We did not further appeal the Panel’s decision. As a result, our ordinary shares have been delisted from the NASDAQ Capital Market and the liquidity and trading price of ordinary shares may be adversely affected.

On February 28, 2012, our ordinary shares began to be quoted on the OTC Bulletin Board, a FINRA-regulated inter-dealer automated quotation system. Quotation of AutoChina’s ordinary shares on the OTC Bulletin Board limits the liquidity and price of its ordinary shares more than if the ordinary shares were quoted or listed on Nasdaq.

The staff of the SEC is conducting a non-public investigation relating to us, which may affect our reputation and therefore ability to conduct certain business.

The staff of the SEC is conducting a non-public investigation relating to us and, in this regard, we and some of our officers have received subpoenas for information.  Furthermore, on January 6, 2012 we announced that we received a Wells Notice from the staff of the SEC, which we responded to.  We have cooperated, and will continue to fully cooperate, with the SEC regarding this matter, including voluntarily providing information beyond that formally requested by the SEC staff, in an effort to assist in an expeditious conclusion of the staff’s investigation. However, the existence of the SEC’s investigation may adversely affect our reputation with regard to certain business dealings, whose nature and scope are difficult to predict.

Risks Related to AutoChina’s Corporate Structure and Restrictions on its Industry

Contractual arrangements in respect of certain companies in the PRC may be subject to challenge by the relevant governmental authorities and may affect our investment and control over these companies and their operations.

According to Foreign Investment Industries Guidance Catalogue, which was introduced in 1995 and was later amended in 1997, 2002, 2004 and 2007, our motor vehicle distribution business was classified as “restricted,” and foreign enterprises were not allowed to own controlling equity stakes in the motor vehicle distribution where the distributor has established more than 30 stores and sells products of various brands from different suppliers.  Because our wholly-owned subsidiary ACG is a Cayman Islands company and it holds the equity interests of its PRC subsidiaries indirectly through Fancy Think Limited, a Hong Kong company, our PRC subsidiaries are treated as foreign invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements, (the “Enterprise Agreements”), entered into with the Auto Kaiyuan Companies and Hebei Kaiyuan Real Estate Development Co., Ltd., or the AKC Shareholder. Pursuant to the Enterprise Agreements, we, through our wholly-owned subsidiary ACG, have exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholders, and has control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies are considered variable interest entities, and AutoChina is the primary beneficiary. ACG’s relationships with the Auto Kaiyuan Companies and the AKC Shareholder are governed by the Enterprise Agreements between Hebei Chuanglian Finance Leasing Co. Ltd. (“Chuanglian”), an indirect wholly-owned subsidiary of ACG, and each of the Auto Kaiyuan Companies, which are the operating companies of ACG in the PRC. The Auto Kaiyuan Companies hold and their subsidiaries hold the relevant business licenses to carry out the business. Subject to the Real Rights Law of the PRC, the pledge of shares registered in the securities depository and clearing institution shall be established upon registration with the relevant securities depository and clearing institution and the pledge of other share rights shall be established upon registration with administrative department for industry and commerce. Therefore, an equity interest pledge, such as the ones granted pursuant to the Enterprise Agreements, without registration will be materially impaired. According to the Measure for Equity Pledge Registration with the Administrative Organs for Industry and Commerce, which took effect in 2008, the administration for industry and commerce has already begun accepting applications for pledge registrations. Failure to register the equity pledge may result in the pledge being unenforceable. The Company is in the process of registering the pledge of equity interest contemplated in the variable interest entity, or VIE documents. The Enterprise Agreements generally provide the following rights:

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

We, through our wholly-owned subsidiary ACG, have contractual arrangements with respect to operating the business with the Auto Kaiyuan Companies, and the shareholder of Auto Kaiyuan Companies is Kaiyuan Real Estate, a company registered in the PRC and wholly owned by our Chairman and CEO, Mr. Yong Hui Li. Although Auto Kaiyuan Companies and Kaiyuan Real Estate have given undertakings to act in the best interests of AutoChina, AutoChina cannot assure you that when conflicts arise, these individuals will act in AutoChina’s best interests or that conflicts will be resolved in AutoChina’s favor.

Changes in regulations related to lending or leasing could adversely affect or restrict our ability to operate our business.

Both lending and leasing in China are regulated by the government. Although we believe that our leasing subsidiaries hold the necessary licences and our partnership with CITIC Trust affords our operations with a certain amount of validation and protection from adverse government legislation, it is possible that changes to laws and regulations could occur and deter or prevent us from operating as planned. In such a situation we may have no means of operating our business profitably, or at all.

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

Contractual arrangements that our wholly-owned subsidiary ACG has entered into through its subsidiaries with the Auto Kaiyuan Companies may be subject to scrutiny by the PRC tax authorities and a finding that AutoChina, ACG or the Auto Kaiyuan Companies owe additional taxes could substantially reduce AutoChina’s consolidated net income and the value of your investment.

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

Under the PRC EIT Law, we, ACG and/or Fancy Think Limited, ACG’s wholly-owned subsidiary, each may be classified as a “resident enterprise” of the PRC. Such classification could result in tax consequences to us, our non-PRC resident securityholders and ACG and/or Fancy Think Limited.

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

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report on Form 20-F captioned “Taxation—United States Federal Income Taxation—General”) of our ordinary shares or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition of the assets and income of us and our subsidiaries for our 2011 taxable year, we may be treated as a PFIC for our 2011 taxable year.  However, since we have not performed a definitive analysis with respect to our PFIC status for our 2011 taxable year, there can be no assurance with respect to our status as a PFIC for such taxable year. There also can be no assurance with respect to our PFIC status for any future taxable year. If we are treated as a PFIC for our 2011 or 2012 taxable year, we likely would be treated as a PFIC for our 2010 taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this Annual Report on Form 20-F captioned ‘‘Taxation—United States Federal Income Taxation—Tax Consequences to U.S. Holders—Passive Foreign Investment Company Rules.”

ITEM 4.          INFORMATION ON OUR COMPANY

A.	History and Development of the Company

Overview

We believe we own and operate China’s largest commercial vehicle sales, servicing, leasing, and support network. Through our 511 store network, each of which is company-owned and operated, we offer a one-stop shopping experience for commercial vehicles and related services. We focus on sales-type leasing of commercial vehicles, providing after-sales support and road-side assistance through our growing store network, and providing our customers with value-added services for them to successfully operate their vehicles. We conduct our commercial vehicle sales, servicing, leasing, and support network business exclusively in China and except for certain administrative functions, we do not have any operation outside of China.

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

We have been able to expand quickly and efficiently due to our business model that is designed to be highly scalable. Since March 2008, when we started our commercial vehicle sales, servicing, leasing and support business, through February 29, 2012, we have opened 511 store branches in 26 provinces or province-level regions, and leased 32,941 commercial vehicles. This is possible because we do not carry inventory (we do not purchase vehicles until our customers make their initial down payment), our stores require only a small amount of capital to open, and there is a high degree of standardization across our business.

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

Corporate Development and History

We were incorporated in the Cayman Islands on October 16, 2007 under the name “Spring Creek Acquisition Corp.” as a blank check company formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in China. Our only business operations are conducted through our wholly-owned subsidiary, ACG. Prior to our acquisition of ACG, we had no operating business.

ACG, which was formerly known as “KYF Inc.”, was a holding company incorporated in the Cayman Islands in July 2007 by Mr. Yong Hui Li. On the date of incorporation, 1,000 ordinary shares at $0.001 each were issued to Mr. Yong Hui Li. Mr. Yong Hui Li subsequently transferred all of the issued and outstanding shares to his affiliates. On the date immediately prior to our acquisition of ACG, the sole shareholder of ACG was Honest Best Int’l Ltd., a company which was at the time wholly owned by Ms. Yan Wang, Mr. Li’s wife.  Mr. Li is currently the sole owner of Honest Best.

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

The Company’s commercial vehicle sales, servicing, leasing and support business is primarily operated by the Auto Kaiyuan Companies, which consists primarily of three companies: Kaiyuan Logistics, Kaiyuan Auto Trade and Hebei Xuhua Trading. Each is a limited liability corporation established under the laws of the PRC.

On November 26, 2008, through ACG’s wholly-owned subsidiary Fancy Think Limited, and in turn through Fancy Think Limited’s wholly-owned subsidiary, Chuanglian, ACG executed a series of contractual arrangements, or the Enterprise Agreements, with the Auto Kaiyuan Companies and their shareholder, Hebei Kaiyuan Real Estate Development Co., Ltd., or the AKC Shareholder. Pursuant to the Enterprise Agreements, ACG has exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from the AKC Shareholder, and generally has control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies are considered variable interest entities, and ACG is the primary beneficiary of those entities. ACG’s relationships with the Auto Kaiyuan Companies and the AKC Shareholder are governed by the Enterprise Agreements between Chuanglian and each of the Auto Kaiyuan Companies, which are the operating companies of ACG in the PRC.  As a result, the Auto Kaiyuan Companies are consolidated as variable interest entities.

On April 9, 2009, we acquired all of the outstanding securities of ACG, an exempt company incorporated in the Cayman Islands, from Honest Best Int’l Ltd., resulting in ACG becoming our wholly-owned subsidiary. Promptly after our acquisition of ACG, we changed our name to “AutoChina International Limited.”

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

In September 2009, we implemented a structure in which CITIC Trust Co. Ltd., or CITIC Trust, a division of CITIC Group, or CITIC, acted as an intermediary for all of our leases. Our VIE (which later became our wholly-owned subsidiary), Hebei Chuangjie Trading Co., Ltd., or Chuangjie Trading, engaged CITIC Trust to act as trustee for a trust fund, which we refer to as the Trust Fund, set up for the sole benefit of Chuangjie Trading. The Trustee is responsible for the management of the funds invested in the Trust Fund, and the Trust Fund has been be used to purchase commercial vehicles from Kaiyuan Auto Trade to be leased to our customers, the lessees. The Trust Fund was funded by us and starting November 2010, we began securitizing a portion of our commercial vehicle leases through our partnership with CITIC Trust. See Item 4B and Item 5 for a more detailed description of this structure.

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

Since December 2010, our subsidiaries, Ganglian Finance Leasing and Hebei Chuanglian Finance Leasing, as lessor, have been leasing commercial vehicles directly to our customers. Under this new business model, the lessor purchases the commercial vehicles from Kaiyuan Auto Trade and/or Hebei Xuhua Trading, then leases the commercial vehicles to the customer lessees directly. The lessor, the relevant local center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreement, the parties agree that: (1) the local center will hold title to the commercial vehicle for the benefit of the lessor for the term of the lease and will provide services to the lessee, including maintaining the vehicle’s legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request.

In November 2011, we ceased to engage CITIC Trust as an intermediary for any new leases. However, CITIC Trust continues to serve as an intermediary for the existing leases until these leases are fully settled and/or expired. Apart from these existing leases, the Company now operates its entire leasing business directly through its subsidiaries, Chuanglian and Ganglian Finance Leasing.

In June 2011, our subsidiary, Fancy Think Limited, acquired the remaining equity interest of Ganglian Finance Leasing from our VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing back to a wholly foreign-owned enterprise. In June 2011, Kaiyuan Auto Trade transferred 100% of the equity interest of Chuangjie Trading, the beneficiary of the Trust Fund, to Ganglian Finance Leasing. In September 2011, Fancy Think Limited transferred its 10% equity interest in Chuanglian to Ganglian Finance Leasing. Ganglian Finance Leasing, Chuanglian and Chuangjie Trading are now directly owned by AutoChina, and therefore not part of our VIE holding structure.

In October 2011, we established an insurance agency, Shijie Kaiyuan Insurance Agency Co., Ltd (“Kaiyuan Insurance”) for the purpose of providing motor vehicle insurance brokerage services in China. The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. Kaiyuan Insurance commenced operations in December 2011.

The following chart illustrates our corporate structure as of February 29, 2012:

(1)	The public company, quoted on the OTC Bulletin Board under the symbol “AUTCF.OB”.

(2)	Ganglian Finance Leasing was formed in September 2010 for the purpose of conducting our leasing business. It commenced the leasing business in the fourth quarter of 2010.

(3)	Hebei Xian Real Estate is the entity 100% indirectly controlled by Mr. Yong Hui Li, our Chairman and Chief Executive Officer.

(4)	Chuangjie Trading, as a beneficiary, engaged CITIC Trust to manage the Trust Fund, which was used to purchase commercial vehicles from Kaiyuan Auto Trade that were leased to our customers.

(5)	Hebei Xuhua Trading is the entity that AutoChina indirectly acquired control of through contractual arrangements that held the cash consideration paid to AutoChina in connection with its sale of its automobile dealership business in December 2009. Since December 2010, Hebei Xuhua Trading commenced the trading of commercial vehicles by purchasing from outside suppliers for delivery to other group companies.

(6)	Each truck financing center is held by a separate legal entity, each of which is wholly owned by Kaiyuan Auto Trade.

(7)	Kaiyuan Insurance was established to conduct insurance brokerage services in China. It commenced operations in December 2011.

(8)              Kaiyuan Information Processing was formed in February 2012, however it has not commenced any operations.

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

We also offer optional value-added services to our more reliable customers, such as financing for tire, diesel fuel, and insurance purchases. However, we only offer these optional services to existing customers who have a proven track record of making on-time payments with us. For the tire program, eligible customers can pay for new tire purchases from approved vendors over a 3-month term. For the diesel program, eligible customers can pay for diesel fuel purchases from approved fueling stations using a 1-month revolving credit facility. For the insurance program, beginning with the second year of the lease, eligible customers can pay for the annual insurance premium over a 3-month term. We charge a fee for using these value-added services and also receive commissions from the approved vendors who have partnered with us. We are continually evaluating new value-added offerings for inclusion in our product and service mix. In addition, we commenced the insurance agency business to act as a broker of motor vehicle insurance for the non-leasing customers.

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

We believe that our target customers have historically been underserved by financial institutions due to their location in rural areas. We believe most financial products have been targeted at customers in predominantly urban areas of China where both earnings and growth in earnings have historically been higher. Our ability to profitably and efficiently service these rural customers allows us to capitalize on this largely underpenetrated market. Since we commenced the insurance agency business, it set up a platform for us to reach the non-leasing customers for commercial vehicle and other type of insurances.

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

All new customers must successfully pass a proprietary 21-point application and screening process before beginning a lease. Furthermore, the final approval must be given by our corporate headquarters, which carefully reviews each application. The application and screening process is hands-on and labor intensive and requires reference checks of family and friends, a guarantor, a criminal background check, and documentation of all parties’ “hukou” (household registration record), among other things. A key component of our credit control system is a large down payment that varies depending on how much credit risk we believe a particular customer poses. The typical down payment percentage can range between 15-30% of the vehicle cost, not including our membership fee. Our company policy is that the total down payment and membership fee for first time customers must be at least 25% of the market value of the vehicle. In addition, historically our down payment and membership fee combined have averaged at least 25% of the fair market value of the vehicle. This large down payment gives our customers a significant vested interest in our lease program and therefore makes it less likely for them to walk away from a lease. In addition, it provides us with a great deal of protection in case a lease does terminate early, since the amount of proceeds we could re-sell or re-lease the vehicle for will likely be equal to or higher than our carrying value, which represents the total lease payments that are outstanding, for the vehicle. During the year ended December 31, 2008 we leased 954 vehicles and none were repossessed or lost. During the year ended December 31, 2009, we leased 7,564 vehicles and a total of 5 were repossessed or lost due to accidents. During the year ended December 31, 2010, we leased 12,561 vehicles and a total of 55 were repossessed or lost due to accidents. During the year ended December 31, 2011, we leased 10,935 new vehicles and 1,131 used vehicles (which commenced in July 2011) and a total of 169 were repossessed or lost due to accidents. After we repossess the commercial vehicles, we arrange to resell them to new customers by either one-off sales or leasing the vehicle out again. In the case of loss due to an accident, we work with the insurance companies and the lessees for the recovery of the claims. Since all the leased commercial vehicles are insured when the lease is entered into, we are usually able to recover the remaining value of the lease from our insurance policy. There have been limited situations when lessees are involved in major accidents and third parties had liability claims that insurance is not sufficient to cover in which case we may not recover the remaining value of the lease. In these situations AutoChina may face liability depending on the outcome of litigation regarding the accident. We provide an allowance for doubtful accounts when the amounts are not recoverable.

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

Commercial Vehicle Financing Structure

Since September 2009, we implemented a structure in which CITIC Trust acts as an intermediary for all of our leases. Our VIE , Chuangjie Trading, has engaged CITIC Trust to act as trustee for a trust fund (referred to as the Trust Fund) and Chuangjie Trading is the sole beneficiary of the Trust Fund. The Trustee is responsible for the management of the funds invested in the Trust Fund, and the Trust Fund is used in purchasing commercial vehicles from Kaiyuan Auto Trade (our existing VIE). Pursuant to the Trust Fund documents each use of the Trust Fund (e.g. to purchase a commercial vehicle) requires a written order to the Trustee from Chuangjie Trading. This structure is implemented through a non-exclusive 3-year contractual relationship that is automatically renewable and unilaterally amendable and cancellable by CITIC Trust. Under this structure, we utilize CITIC Trust’s business license for vehicle leasing. This structure also allows us to promote our leasing business by using the nationally recognized name of CITIC, and enabled us to start a lease securitization program with CITIC, which provides an additional source of financing.

Under the previous commercial vehicle financing model, after a customer lessee initiated an application for financing by selecting a vehicle they would like to purchase, our store branch would conduct the relevant credit checks and issue an internal purchase order directly to Kaiyuan Auto Trade (our existing VIE). Under the structure in which CITIC Trust acts as an intermediary, the commercial vehicle purchase order will be issued (upon completion of credit checks) by a store branch to Chuangjie Trading who will then instruct the Trustee to place the order for the vehicle with Kaiyuan Auto Trade. Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant local center will enter into a Sale and Management Agreement, and the Trustee, relevant local center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Sale and Management Agreements and Lease and Management Agreements, the parties agree that: (1) the Trustee will deliver the funds for the purchase of the commercial vehicle and instruct Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the local center will hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request. Under the Lease and Management Agreement, the Trust Fund is entitled to future receivables under a lease, while Chuangjie Trading is entitled to the economic benefits of the Trust Fund as the trust beneficiary. In June 2011, Kaiyuan Auto Trade transferred 100% of the equity interest of Chuangjie Trading, the beneficiary of the Trust Fund, to Ganglian Finance Leasing. Ganglian Finance Leasing, Hebei Chuanglian Finance Leasing Co., Ltd. and Chuangjie Trading are now directly owned by AutoChina, and therefore not part of our VIE holding structure. Since November 2011, the Company ceased to engage CITIC Trust acts as an intermediary for the new leases. However, CITIC Trust continues to serve as an intermediary for the existing leases until these leases are fully settled and/or expired.

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

Our Industry

According to numerous sources including the 2011 China Commercial Vehicle Demand Outlook published by ACT Research, China’s medium and heavy duty truck markets are the largest in the world and account for over 50% of the world’s commercial vehicle production. According to the China Association of Automobile Manufacturers (CAAM), there were an all-time record 1,017,400 heavy trucks sold in China in 2010. However, demand slowed in 2011. Through November 2011, heavy truck sales were down 12.5% compared to the prior year period. According to the China Automotive Review, many analysts predict that heavy duty truck sales in 2011 will be down around 15% for the year, to a total of about 850,000-900,000 units.

China’s economic development, industrialization, and the improvement of its infrastructure are the basic demand drivers for commercial vehicles. For example, according to Frost and Sullivan, China’s agriculture and industry sectors combined accounted for about 60% of China’s GDP in 2009. This was double the world average of 30% and also higher than the developing nation’s average of 49%. These two sectors have helped to amplify demand for road transportation and have also increased cargo turnover. According to Frost and Sullivan, “The emulation of western logistics practices and the creation of massive road infrastructure to facilitate local and global trade will further catalyze freight movement using trucks.” In 2011 China’s rate of economic growth declined, which has had an adverse affect on heavy truck sales. In 2010 China’s GDP grew 10.4%, while in 2011 it grew 9.2%. Analysts currently expect GDP growth of 7.5% in 2012.

The heavy truck market is also directly affected by certain government legislation in China. For example, government penalties on overloaded vehicles have increased over time in an effort to discourage overloading. Diesel fuel taxes have increased resulting from a recent governmental shift from taxing trucks by a combination of capacity and income to taxing truck usage by fuel consumption. Chinese truck emission rules are being harmonized, with those of the U.S. and Europe. During 2011, the government also enacted a cash-for-vehicles program that included cash for heavy trucks between 10 and 15 years old that ended on December 31, 2011. We believe that this program had a positive effect on demand in the heavy truck market in 2011.

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

Recently, foreign heavy truck manufacturers have increased their efforts to participate in China’s heavy truck market. For example, in October 2010, Hyundai Motor Co. announced a $450 million joint venture with China’s Ziyang Nanjun Automobile Co., Ltd. In October 2009, NC2 Global LLC, a truck maker set up by Caterpillar Inc. and Navistar International Corp., announced a joint venture of at least $300 million with Chinese truck maker Anhui Jianghuai Automobile Co. Also, in October 2009, German truck maker MAN SE acquired a 560 million Euro minority stake in China’s Sinotruk.

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

We strive to accomplish all of these things efficiently and cost effectively while enhancing value to our shareholders.

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

We expect to use cash from operations to finance these capital expenditures. For fiscal 2012, through February 29, 2012, we have opened an additional 5 new commercial vehicle financing centers at a cost of approximately $45,000 and expect to open an additional 250 centers by the end of the year, at an additional cost of $2,250,000.

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

The staff of the SEC is conducting a non-public investigation relating to us and, in that connection, we and one of our officers have received subpoenas for information. Furthermore, on January 6, 2012, we announced that we received a Wells Notice from the staff of the SEC, which we responded to. We have cooperated, and will continue to fully cooperate, with the SEC regarding this matter, including voluntarily providing information beyond that formally requested by the SEC staff, in an effort to assist in an expeditious conclusion of the staff’s investigation.

Recent Developments

In October 2011, we established an insurance agency company, Kaiyuan Insurance, for the purpose of providing a motor vehicle insurance brokerage services in China. The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. Kaiyuan Insurance commenced operations in December 2011.

On January 27, 2012, our board of directors declared a one-time special cash dividend in the amount of $0.25 per share and paid on February 15, 2012, to all ordinary shareholders of record as of the close of business on February 8, 2012. The total amount of cash distributed in the dividend was $5,885,000 and recorded in the first quarter of 2012.

On January 27, 2012, our board of directors also declared a 3-for-2 stock split in the form of a stock dividend (“Stock Dividend”) which was paid on February 16, 2012 to all ordinary shareholders of record as of the close of business on February 8, 2012. However, FINRA subsequently determined that the Stock Dividend could not be distributed to street name holders through the Depository Trust Company. Since we did not wish the record holders to be enriched at the expense of the street name holders, on March 21, 2012, our board of directors determined to cancel the Stock Dividend and authorized us to request the record holders to return the shares issued pursuant to the Stock Dividend for cancellation. All record holders have returned such shares.

On January 18, 2012, we received the Nasdaq Hearings Panel’s decision to deny our appeal for continued listing on Nasdaq. We did not further appeal the Panel’s decision. As a result, our ordinary shares have been delisted from the NASDAQ Capital Market. On February 28, 2012, our ordinary shares began to be quoted on the OTC Bulletin Board, a NASD-sponsored and operated inter-dealer automated quotation system.

C.	Organizational Structure.

On April 9, 2009, we acquired ACG through a share exchange whereby ACG became our wholly-owned subsidiary. See Item 4.A. “History and development of the Company - Corporate Development and History.”

D.	Property, Plants and Equipment.

Prior to its acquisition of ACG, AutoChina had no operations. ACG was incorporated in the Cayman Islands on July 26, 2007 and disposed of its automotive dealership during 2009. In October 2011, the Company established Kaiyuan Insurance to provide motor vehicle insurance services and commenced operations in December 2011. Consequently, the Company currently consists solely of the commercial vehicle sales, servicing, leasing and support business as of December 31, 2011. AutoChina conducts its business through 506 subsidiaries, all of which are majority or wholly owned, directly or indirectly, by it. Its principal office are located at 322 Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, People’s Republic of China, and its telephone number is +86 311 8382 7688.

We are a provider of commercial vehicle sales, servicing, leasing and support and related services under the “Kaiyuan Auto” brand name. Through our strategically located network of commercial vehicle financing and service centers, we provide one-stop service for the needs of our customers, including commercial vehicle sales, servicing, leasing and support and related administrative services.

Our commercial vehicle financing and service centers are principally located in high traffic areas throughout Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan and Zhejiang area. Since March 2008 when we opened our first commercial vehicle financing center, we have grown our network of commercial vehicle financing and service centers to include 511 centers as of February 29, 2012.

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

The following chart indicates the number of AutoChina commercial vehicle financing and service centers in each of the provinces/regions where we conduct our business as of February 29, 2012:

Chinese Province / Region	Number of Commercial Vehicle Financing and service centers
Hebei:	50
Shanxi:	41
Shaanxi:	24
Tianjin:	2
Beijing:	3
Shandong:	44
Henan:	51
Hubei:	24
Hunan:	28
Liaoning:	26
Sichuan:	20
Chongqing:	3
Jiangxi:	22
Anhui:	21
Jiangsu:	25
Shanghai:	1
Fujian:	11
Gansu:	6
Guangdong:	15
Guangxi:	16
Guizhou:	9
Jilin:	11
Ningxia:	1
Yunnan:	16
Zhejiang:	12
Inner Mongolia Autonomous Region:	29
Total:	511

We lease most of the properties where the regional offices and commercial vehicle financing and service centers are located, and we expect to continue to lease the majority of the properties where our offices or centers are located.

We expect to use cash to purchase property, equipment and improvements for the year ending December 31, 2012 in connection with adding an additional 250 commercial vehicle financing and service centers. We intend to use cash from operations to finance these purchases. See “Operating and Financial Review and Prospects — Liquidity and Capital Resources” for further information. In fiscal 2012, through February 29, 2012, we have already opened an additional 5 new commercial vehicle financing centers at a cost of approximately $45,000.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

None.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

AutoChina is a holding company whose only business operations are conducted through its wholly-owned subsidiary, ACG.

We were incorporated in the Cayman Islands on October 16, 2007 under the name “Spring Creek Acquisition Corp.” as a blank check company formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in greater China.

On April 9, 2009, we acquired all of the outstanding securities of ACG, an exempt company incorporated in the Cayman Islands, from Honest Best Int’l Ltd., resulting in ACG becoming our wholly-owned subsidiary. Promptly after our acquisition of ACG, we changed our name to “AutoChina International Limited.”

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

On June 15, 2009, we agreed to sell our automotive dealership segment for a purchase price of RMB470 million ($68.8 million). The sale of the automotive dealership segment was consummated on December 14, 2009. In December 2011, we commenced operations of a newly established entity, Kaiyuan Insurance, through which we provide brokerage services for commercial vehicle insurance to our customers. As a result, our business now consists solely of the commercial vehicle sales, servicing, leasing and support segment.

Commercial Vehicle Financing Structure

From late September 2009 to November 2011, Chuangjie Trading engaged CITIC Trust, which we refer to as the Trustee, a division of the CITIC Group, to act as trustee for a trust fund set up for the sole benefit of Chuangjie Trading, or the Trust Fund.  The Trustee is responsible for the management of the funds invested in the Trust Fund, and the Trust Fund will be used in purchasing commercial vehicles from Kaiyuan Auto Trade (our existing VIE).  Pursuant to the Trust Fund documents each use of the Trust Fund (e.g. to purchase a commercial vehicle) requires a written order to the Trustee from Chuangjie Trading. This structure is implemented through a non-exclusive 3-year contractual relationship that is automatically renewable and unilaterally amendable and cancellable by CITIC Trust. Under this structure, we utilize CITIC Trust’s business license for vehicle leasing. This structure also allows us to promote our leasing business by using the national recognized name of CITIC, and enabled us to start a lease securitization program with CITIC, which provides an additional source of financing.

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

In September 2010, we established a new wholly foreign owned enterprise in China, Ganglian Finance Leasing, which performs leasing business of commercial vehicles. In December 2010, the Company increased the paid-in capital of Ganglian Finance Leasing through its VIE, Kaiyuan Auto Trade, and converted the Ganglian Finance Leasing from a wholly foreign-owned enterprise to a Chinese-foreign joint venture. Thereafter, In December 2010, Chuanglian changed its name to Hebei Chuanglian Finance Leasing Co., Ltd. and commenced leasing commercial vehicles.

Since December 2010, our subsidiaries, Ganglian Finance Leasing and Hebei Chuanglian Finance Leasing, as lessor, have been leasing commercial vehicles directly to our customers. Under this new business model, the lessor purchases the commercial vehicles from Kaiyuan Auto Trade and/or Hebei Xuhua Trading, then leases the commercial vehicles to the customer lessees directly. The lessor, the relevant local center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreement, the parties agree that: (1) the local center will hold title to the commercial vehicle for the benefit of the lessor for the term of the lease and will provide services to the lessee, including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request. Since November 2011, the Company has ceased to engage CITIC Trust as an intermediary for its new leases. However, CITIC Trust continues to serve as an intermediary for the existing leases until these leases are fully settled and/or expired. Thereafter, the Company will operate its entire leasing business directly through its subsidiaries, Chuanglian and Ganglian Finance Leasing.

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

In October 2011, the Company established an insurance agency company, Kaiyuan Insurance, for the purpose of conducting insurance agency business in China. The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. Kaiyuan Insurance commenced operation since December 2011.

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

Insurance Financing

During the term of the lease, customers are required to purchase insurance covering the commercial vehicle on an annual pre-paid basis. We receive commission fees on customer purchases from the associated insurance companies.  Commencing in March 2010, we began offering our customers financing for their annual insurance premium. Beginning with the second year of a lease, approved customers may pay for their annual insurance premium over the course of 90 days. We charge customers a fee for this service.

Second-Hand Vehicle Financing Service

Commencing in September 2010, we began offering our customers second hand vehicle financing services, pursuant to which we provide financing for approved customers to purchase a second hand commercial vehicle. We expanded this service to offer a sale-leaseback program, which allows both former and new AutoChina customers to place vehicles they own outright into the Company’s network to accommodate their financing needs.

We charge a service fee to the customer and require monthly repayment over a term of 12 to 18 months.

Commencing in July 2011, we restructured the second hand commercial vehicle program and offered leases for time periods ranging from 12 to 18 months to approved customers. The resulting lease is structured similarly to those that we provide to customers purchasing new commercial vehicles, with each customer having full access to AutoChina’s value-added services, such as diesel, tire, and fuel financing. We recognized the second hand vehicle leasing arrangements as a direct financing lease.

Lease Securitization Program

From November 2010 to November 2011, the Company securitized a portion of its commercial vehicle leases through a partnership with the Trustee. Under this lease securitization program, in each month, up to RMB60 million ($9.1 million) of AutoChina’s commercial truck leases will be securitized and sold to investors through CITIC Group. The resulting investment products will have a one-year maturity and pay interest at rates that are higher than standard savings account rates currently available in China. AutoChina has incurred a cost of approximately 9% to 11% per annum under this program. In addition, AutoChina continued to own the vehicles that are the subject of such transactions and will be responsible for servicing the existing retail leases of such vehicles. In November 2011, we ceased to engage CITIC Trust acts as an intermediary for the new leases and ceased to raise new lease securitization borrowings. The existing lease securitization borrowings will mature in June 2012 and CITIC Trust will continue to serve as an intermediary for the existing leases until these leases are fully settled and/or expired.

Direct Insurance Agency Service

We established an insurance agency company, Shijie Kaiyuan Insurance Agency Co., Ltd (“Kaiyuan Insurance”), to act as a direct insurance agent in China and commenced this business in December 2011. The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. We have signed agreements with four major insurance companies to sell insurance: China United Property Insurance Company Limited, Sinosafe General Insurance Co. Ltd. (Hua An Insurance), Ping An Insurance (Group) Company of China, Ltd., and China Life Property and Casualty Insurance Company Limited. We are actively seeking additional partnerships and securing additional regulatory licenses. By leveraging our existing store network, we intend to broker insurance products from a wide variety of carriers to existing and new customers and plan to offer not only commercial vehicle insurance but also a wide range of other insurance products such as business property insurance, homeowners insurance, and life insurance.

Partnership with Postal Savings Bank of China

We have partnered with the Postal Savings Bank of China (“PSBC”), one of China’s largest commercial banks, to provide credit cards and related services to approved customers. As we already undertake a thorough and strict credit evaluation process for our leasing customers, through this partnership with PSBC, we will provide guarantees to PSBC for qualified customers so they can obtain credit cards from PSBC. AutoChina will charge a service fee based on the percentage of the amount it guarantees for these customers. Additionally, AutoChina customers can now make their payments to us directly at PSBC branches. PSBC has an extensive banking network with approximately 60% of its 36,000 branches in rural areas where the majority of AutoChina’s customers are located. We consider the offering of a credit card to be a natural extension of the value-added services we already provide to our customers, and the ability to make payments at PSBC branches is an added level of convenience for our customers.

Group Restructuring

During 2011, we executed a series of restructuring transactions to simplify the structure of the ownership of our Chinese subsidiaries. Following completion of the group restructuring, Ganglian Finance Leasing, Chuanglian and Chuangjie Trading, the companies which operate our leasing business, are now directly owned by AutoChina, and therefore not part of our VIE holding structure.

Prior to June 2011, Ganglian Finance Leasing operated as a joint venture between Fancy Think and our VIE, Kaiyuan Auto Trade, pursuant to which Fancy Think owned 70% of the equity of Ganglian Financing Leasing. In June 2011, our subsidiary, Fancy Think Limited, acquired the remaining (30%) equity interest of Ganglian Finance Leasing, which has conducted the business of commercial vehicle leasing since the fourth quarter of 2010, from Kaiyuan Auto Trade and converted Ganglian Finance Leasing back to a wholly foreign-owned enterprise. Also in June 2011, Kaiyuan Auto Trade transferred 100% of the equity interest of Chuangjie Trading, the beneficiary of the Trust Fund, to Ganglian Finance Leasing. In September 2011, Fancy Think Limited transferred its 10% equity interest of Chuanglian to Ganglian Finance Leasing.

Since November 2011, we terminated our engagement of CITIC Trust as an intermediary for our new leases. However, CITIC Trust continues to serve as an intermediary for the existing leases until these leases are fully settled and/or expired. Except for these outstanding leases, the Company operates the leasing business directly through its subsidiaries, Chuanglian, Ganglian Finance Leasing and Chuangjie Trading.

We believe the change of the group structure streamlines our directly owned subsidiaries and enhances our negotiation power for offshore and local bank financing. The restructuring does not affect AutoChina’s consolidated results and financial position going forward or in prior periods.

A group chart as of February 29, 2012 is shown below:

(1)	The public company, quoted on the OTC Bulletin Board under the symbol “AUTCF.OB”.

(2)	Ganglian Finance Leasing was formed in September 2010 for the purpose of conducting our leasing business. It commenced the leasing business in the fourth quarter of 2010.

(3)	Hebei Xian Real Estate is the entity 100% indirectly controlled by Mr. Yong Hui Li, our Chairman and Chief Executive Officer.

(4)	Chuangjie Trading, as a beneficiary, engaged CITIC Trust to manage the Trust Fund, which was used in purchasing commercial vehicles from Kaiyuan Auto Trade that were leased to our customers.

(5)	Hebei Xuhua Trading is the entity that AutoChina indirectly acquired control of through contractual arrangements and which held the cash consideration paid to AutoChina in connection with its sale of its automobile dealership business in December 2009. Since December 2010, Hebei Xuhua Trading commenced the trading of commercial vehicles by purchasing from outside suppliers for delivery to other group companies.

(6)	Each truck financing center is held by a separate legal entity, each of which is wholly owned by Kaiyuan Auto Trade.

(7)	Kaiyuan Insurance was established to conduct insurance brokerage services in China. It commenced operations in December 2011.

(8)	Kaiyuan Information Processing was formed in February 2012, however it has not commenced any operations.

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

Details of the vehicles leased are as followed:

Number of Vehicles Leased
Balance at January 1, 2009	954
New leases recorded in the year ended December 31, 2009	7,564
Vehicles repossessed or loss to accident in 2009	(5)
Vehicles transferred to customers at the end of lease term in 2009	—
Balance at December 31, 2009	8,513
New leases recorded in the year ended December 31, 2010	12,561
Vehicles repossessed or loss to accident in 2010	(55)
Vehicles transferred to customers at the end of lease term in 2010	(1,390)
Balance at December 31, 2010	19,629
New leases recorded in the year ended December 31, 2011	10,935
Vehicles repossessed or loss to accident in 2011	(169)
Vehicles transferred to customers at the end of lease term in 2011	(6,468)
Balance at December 31, 2011	23,927

2011 Compared to 2010

Overview

AutoChina’s earnings increased significantly during the year ended December 31, 2011, mostly as a result of the decreased loss on change in fair value of earn-out obligation during the year. In terms of operations, the demand for commercial vehicles and for commercial vehicle financing decreased as a result of a slowing of growth in the Chinese economy pursuant to the Chinese government’s policy, which was announced in late 2010. However, we expect that China’s continuing economic development will continue to drive demand for commercial vehicles in the future.

During the year ended December 31, 2011, the Company established an aggregate of 206 additional commercial vehicle sales, servicing, leasing and support centers in Anhui, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Henan, Hebei, Hubei, Hunan, Inner Mongolia, Liaoning, Jiangsu, Jiangxi, Jilin, Ningxia, Shaanxi, Shandong, Shanxi, Sichuan, Yunnan and Zhejiang Provinces and province-level regions, bringing the total number of locations to 506 as of December 31, 2011. Ninety-four of these new stores were opened in provinces (Fujian, Gansu, Guangdong, Guangxi, Guizhou, Jilin, Ningxia, Yunnan and Zhejiang) that did not have stores as of December 31, 2010.

Revenues

The table below sets forth certain line items from the Company’s Statement of Operation as a percentage of revenues:

(in thousands)	Year ended December 31, 2011		Year ended December 31, 2010
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
Commercial vehicles	$505,618	84.5%	$558,004	90.3%	(9.4)%
Finance and insurance	92,476	15.5%	59,405	9.6%	55.7%
Agency services, related parties	—	0.0%	664	0.1%	(100.0)%
Total revenues	$598,094	100.0%	$618,073	100.0%	(3.2)%

Revenues for the year ended December 31, 2011 were $598.1 million, a decrease of 3.2% from $618.1 million in the comparable prior year period.

AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 10,935 new leases in the year ended December 31, 2011, compared to 12,561 new leases in the year ended December 31, 2010. In addition, the Company realized losses in relation to 169 vehicles for loss and accidents during the year ended December 31, 2011. There were 55 such losses recognized in the year ended December 31, 2010. The decrease in commercial vehicle sales and servicing and leasing was primarily due to a general slow down in the economy that led to unfavourable investment sentiment for purchasers of commercial vehicles.

AutoChina also continues to develop its value-added service (diesel, tire, insurance and second hand vehicle financing services) programs. As of December 31, 2011, over 200 tire outlets and over 60 fueling stations participate in the program. Revenues from value-added services totaled $3,991,000 during the year. During fiscal 2011, AutoChina restructured the second hand commercial vehicle program and offered leasing arrangements to approved customers. We recognized the second hand vehicle leasing arrangements as a direct financing lease and leased 1,131 used vehicles during fiscal 2011. Revenue generated from second hand commercial vehicle leasing arrangements during the year ended December 31, 2011 was $903,000, compared to nil in the year ended December 31, 2010.

We recognize the revenue from membership fees during the term of our customer’s lease as lease revenue. We also charge service and support fees on a monthly basis when the services are rendered. Once the lease term ends (in June of 2010 the leases for our first customers began ending), a customer will be able to elect to continue to participate in our service and support network, and we will also charge service and support fees on a monthly basis when the services are rendered. As of December 31, 2011 there were owners of 514 vehicles that continue to pay for services after the termination of the sales-type lease, representing a retention rate of approximately 6.5%. Finance and insurance revenue increased 55.7% as a result of the increase in total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect in the year ended December 31, 2011 compared to 2010. The revenue from agency services, related parties arises from the income generated through selling other materials to our affiliates in 2010. Such revenue decreased to nil from $0.7 million, representing a decrease of 100.0% compared with the fiscal 2010, because we ceased to provide such services during the year.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Operation as a percentage of cost of sales:

(in thousands)	Year ended December 31, 2011		Year ended December 31, 2010
	Amount	% of Cost of sales	Amount	% of Cost of sales	Y-O-Y % CHANGE
Commercial vehicles	$86,055	17.5%	$419,383	79.1%	(79.5)%
Commercial vehicles, related parties	404,572	82.5%	110,728	20.9%	265.4%
Total cost of sales	$490,627	100.0%	$530,111	100.0%	(7.4)%

Cost of sales (including the cost of sales from the purchase of related parties) in the year ended December 31, 2011 totaled $490.6 million, as compared to $530.1 million in the prior year, a decrease of 7.4% as compared to the year ended December 31, 2010, mainly due to decreased sales volume in the commercial vehicle sales, servicing, leasing and support business. However, the average cost per vehicle in 2011 increased slightly to $44,900 compared to $42,200 per vehicle in 2010. The increase of cost per vehicle was due to changes in customer demand and our resulting sales mix trending towards higher priced vehicles.

Gross Profit

The Company’s gross profit was $107.4 million in the year ended December 31, 2011, representing a gross margin of 18.0%, an increase from 14.2% for the prior year in 2010, which is primarily due to the increased portfolio size of the leasing contracts signed, which increased the contribution to the monthly amortized finance and insurance income. The tire, diesel, and insurance services also contributed to the gross margin by 0.8%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2011 were $35.2 million, which was $11.4 million, or 47.8%, higher than the same period of 2010. This was mainly due to the growth in the number of employees, commercial vehicle sales, servicing, leasing and support centers and increase of stock-based compensation expenses in relation to the employee’s stock options granted in late 2010 and early 2011.

Interest Expense

Interest expense totaled $18.9 million for the year ended December 31, 2011, of which $3.0 million of interest expense was incurred for affiliates, Honest Best, Hebei Shengrong Kaiyuan Auto Parts Co., Ltd., (“Kaiyuan Shengrong”) and Beiguo Commercial Building Limited and Baoding Beiguo Commercial Building Limited, (“Beiguo”). It included the interest of $2,214,000 and $174,000 incurred for the loan advanced from Honest Best and Kaiyuan Shengrong, respectively. It also included the interest of $618,000 incurred for its purchase of commercial vehicles for leasing from Beiguo in the prior period.

Interest expense totaled $17.4 million for the year ended December 31, 2010, of which $6.9 million of interest expense was incurred to affiliates. Other interest expenses increased to $15.9 million from $10.5 million, which was resulted from the increased average borrowing balance from banks and affiliates during the period.

Other income

Other income totaled $3.4 million for the year ended December 31, 2011, as compared to $0.8 million in the prior year, an increase of 332.8% as compared to 2010. The increase was mainly attributable to an increase in penalty income, which are late charges imposed on customers for late payment of their monthly installments.

Interest Income

Interest income decreased from $433,000 to $160,000 due to the decreased average cash balance over the year ended December 31, 2011.

Other Income (Expense)

Other expense for the year ended December 31, 2011 was $17.1 million, as compared to $100.0 million in the prior year, a decrease of 82.8% as compared to 2010. Other expense in both of 2011 and 2010 primarily consisted of loss on change in fair value of earn-out obligation arisen from the earn-out provision in the share exchange agreement with the prior shareholders of ACG. The decrease of other expense was mainly due to the change in value of the Company’s fair value of the earn-out obligation over the year.

Income Tax Expense

In the year ended December 31, 2011, the Company recorded income tax expense of $13.4 million, as compared to an income tax expense of $10.4 million in the year ended December 31, 2010. This increase was due to the increased pre-tax income generated by the Chinese subsidiaries of the Company.

Net Income (loss)

Net income in the year ended December 31, 2011 was $26.1 million, as compared to net loss of $62.9 million in the year ended December 31, 2010, representing a change of 141.5% from the year ended December 31, 2010. The increase of net income from net loss position primarily resulted from the decrease of loss on change in fair value of the earn-out obligation, significant increase in profits generated from the finance and insurance revenue and improved gross profit margin.

2010 Compared to 2009

Overview

AutoChina’s revenues and earnings increased significantly during the year ended December 31, 2010, as a result of the strong demand for commercial vehicles and for commercial vehicle financing during the year. Strong commercial vehicle sales were in part driven by increasing logistics activities, growing highway freight volumes, and significant infrastructure construction such as high-speed railways, intercity highways, ports, hospitals, and airports. China’s continued economic development also helped to drive demand for commercial vehicles during the period. According to the China Association of Automobile Manufacturers, there were over 1 million heavy trucks sold in China during 2010, representing 60% growth over 2009.

During the year ended December 31, 2009, commercial vehicle sales in China were recovering from the global financial crisis, and benefited from the effects of economic stimulus measures implemented by the Chinese government. This trend continued into 2010 and China experienced strong monthly year over year growth rates for commercial vehicle sales through the first three quarters of 2010. However, management began to see a calming of the robust demand for commercial vehicles in the market beginning in the fourth quarter of 2010.

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

Revenues

The table below sets forth certain line items from the Company’s Statement of Operation as a percentage of revenues:

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

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Operation as a percentage of cost of sales:

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2010 were $23.8 million, which was $14.1 million, or 144.7%, higher than the same period of 2009. This was mainly due to the growth in the number of employees, commercial vehicle sales, servicing, leasing and support centers, the expenses incurred operating as a public company since April 2009 and increase of stock-based compensation expenses in relation to the employee’s stock options granted in late 2009 and mid 2010.

Interest Expense

Interest expense totaled $17.4 million for the year ended December 31, 2010, of which $6.9 million of interest expense was paid to affiliates, Beiguo, Shijiazhuang Beiguo Renbai Group Limited, (“Renbai”) and Kaiyuan Shengrong, for the purchase of commercial vehicles for leasing and loan financing. Interest expense was $3.8 million for the year ended December 31, 2009, of which $2.8 million of interest expense was paid to affiliates, Beiguo and Renbai, for the purchase of commercial vehicles for leasing. The increase of interest expenses resulted from the increased borrowing from banks and affiliates due to the increased number of vehicles being leased.

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

LIQUIDITY AND CAPITAL RESOURCES

Financing arrangements

Since late 2008, the Company’s capital expenditures have been financed primarily through short-term borrowings from financial institutions and affiliates. The interest rates of such short-term borrowings during the periods have ranged from 3.95% to 10.62% per annum.

During the year ended December 31, 2011, the Company fully settled the account payables due to two of its affiliates, Beiguo and Renbai, companies affiliated with Mr. Li, our current Chairman and Chief Executive Officer, and Mr. Thomas Luen-Hung Lau, former director of AutoChina. Each of Mr. Li and Mr. Lau indirectly own 20.92% and 21.71%, respectively, of indirect beneficial ownership in Beiguo, and each of them indirectly own 19.60% and 20.33%, respectively, of indirect beneficial ownership in Renbai. The financing arrangement was established for our purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business in the prior period. As of December 31, 2010, the aggregate amounts due to Beiguo and Renbai was approximately $0.1 million. The Company expects not to continue relying on this financing arrangement with Beiguo and Renbai in the foreseeable future.

As of December 31, 2011, the Company’s outstanding borrowings from affiliates amounted to $31.3 million, $1.1 million and $3.2 million from Honest Best, Hebei Kaiyuan and Kaiyuan Shengrong, respectively. Honest Best was ACG’s ultimate shareholder prior to our acquisition of ACG, and it is controlled by Mr. Li. Hebei Kaiyuan and Kaiyuan Shengrong are indirectly controlled by Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs. The amount due to Honest Best initially bore the interest rate of 3.95% per annum and increased to 8.00% per annum on October 1, 2011. The amount was unsecured and repaid in January 2012. The amount due to Hebei Kaiyuan was non-interest bearing, unsecured and due on demand. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum. The amount due to Kaiyuan Shengrong is unsecured and bears the interest rate of 8.20% per annum, adjustable in connection with the basis rate established by the People’s Bank of China. The Company will repay the loan in full in September 2012.

As of December 31, 2011, the Company had short-term borrowings of $150.0 million, including $127.0 million in loans from various Chinese banks and $23.0 million in lease securitization borrowings. In addition, the Company also had current maturities of long-term borrowings of $44.4 million from a Chinese bank, which will mature in August 2012.

On February 28, 2012, Kaiyuan Auto Trade entered into a loan agreement, we refer to as the ICBC Loan, with Industrial and Commercial Bank of China, Hebei Province Branch, or ICBC Lender, to renew a 1-year bank borrowing of RMB34 million. The loan will bear interest at 8.528% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. The ICBC Loan is secured by certain receivables to which Kaiyuan Auto Trade is entitled. It was fully drawn on February 29, 2012 and matures on February 27, 2013.

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

Working Capital

As of December 31, 2011 and 2010, the Company had working capital of $170.7 million and $127.4 million, respectively.

During the year ended December 31, 2011, the Company decreased its borrowings and accounts payable from the affiliates and other related parties, repaying net funds amounting to $74.3 million to its affiliates. On the other hand, the draw down of an additional $26.3 million from banking and other facilities during the year ended December 31, 2011, have provided additional capital to support operations.

The Company anticipates that it will have adequate sources of working capital in the foreseeable future. However, the Company may elect to obtain addition funding to expand and grow its operations, which may include debt offering, borrowings from financial institutions and/or the sale of equity.

Financial Condition

The following table sets forth the major balance sheet accounts of AutoChina at December 31, 2011, 2010 and 2009 (in thousands) and excludes items related to discontinued operations:

	As of December 31,
	2011	2010	2009

Assets:
Cash and cash equivalents	$43,019	$30,931	$36,768
Restricted cash	159	—	12,450
Deposits for inventories	105	1,004	17,388
Deposits for inventories, related party	14,539	—	—
Net investment in direct financing and sales-type leases	443,558	424,113	216,577
Property, equipment and improvements, net	$3,356	$2,669	$2,103
Liabilities:
Accounts payable, related parties	$—	$16,202	$117,725
Trade notes payable	—	—	12,450
Short-term borrowings	149,979	117,485	8,788
Long-term borrowings	44,438	42,485	—
Earn-out obligation	—	73,100	57,300
Due to affiliates	$35,661	$77,295	$38,246

Restricted cash was pledged as a condition for our insurance agency business and to secure trade notes payable, which the Company used as financing to purchase commercial vehicles. At December 31, 2011, restricted cash was $159,000, which is made as a pledge for our newly established insurance agency business. It increased $159,000 compared with December 31, 2010. At December 31, 2009, the Company pledged $12.5 million in restricted cash to secure $12.5 million of trade notes payable. Our repayment of $12.5 million in trade notes payable during 2010 allowed for the release of the $12.5 million in restricted cash.

Deposits for inventories (includes deposits for inventories, related party) balances increased throughout the period. As of December 31, 2011, deposits for inventories were $14.6 million as compared to $1.0 million on December 31, 2010, although revenues for commercial vehicles decreased 9.4% for the year ended December 31, 2011 compared with the year ended December 31, 2010. To secure the supply of commercial vehicle growth in 2012 for our sales network, there is an increase of deposits for commercial vehicle inventories made at December 31, 2011.

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

Property, equipment and improvements increased to $3.4 million as of December 31, 2011, an increase of $0.7 million, or 25.7%, as compared with December 31, 2010. The increased expenditures primarily relates to costs associated with expanding the number of commercial vehicle sales, servicing, leasing and support centers during the year.

Accounts payable, related parties were related to the financing arrangement for the Company’s purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business. It decreased from $16.2 million to nil on December 31, 2011, a decrease of $16.2 million, or 100.0%, as compared with December 31, 2010. As the Company obtained alternative funding sources from short-term borrowings, long-term borrowings and amounts due to affiliates, it has reduced its reliance on the accounts payable from related parties.

Trade notes payable were promissory notes which were secured by cash deposits with banks (restricted cash). Trade notes payable was nil in December 31, 2011 and 2010 while it was $12.4 million in December 31, 2009. The decrease was due to the settlement of such notes as of December 31, 2010.

Short-term borrowings represent loans from various banks and lease securitization borrowings arranged by the Trustee in the PRC. Short-term borrowings were used for working capital and capital expenditure purposes. The borrowings increased to $150.0 million as of December 31, 2011, from $117.4 million in December 31, 2010, because the Company was granted additional banking facilities from China Citic Bank during the period. In addition, beginning in November 2010, the Company began engaging the Trustee to securitize part of its lease receivables for borrowings. The lease securitization borrowings increased from $13.9 million to $23.0 million. The term of the resultant outstanding loans ranged from 3 months to 6 months and began to expire in March 2012. The Company has also fully repaid a short-term loan due to a third party lender in the amount of $9.6 million in March 2011.

Long-term borrowings represent PRC bank loans that were used for working capital purposes. The loans increased to $44.4 million as of December 31, 2011 from $42.4 million in December 31, 2010, as a result of foreign translation difference. The term of the outstanding loan will expire in August 2012.

Earn-out obligation represents the obligation of the Company to issue earn out shares of the Company pursuant to the terms of the share exchange agreement. The amounts of the fair value of the earn-out obligation are assessed each quarter. During the year ended December 31, 2011, the earn-out provision of the share exchange agreement was amended and cancelled, thus the balance decreased to nil as of December 31, 2011.

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

The following table sets forth certain historical information with respect to the Company’s statements of cash flows (in thousands):

	Years Ended December 31,
	2011	2010	2009
Net cash provided by (used in) operating activities	$37,211	$(149,072)	$(193,205)
Net cash provided by investing activities	6,878	2,134	34,481
Net cash (used in) provided by financing activities	(33,795)	139,878	172,048
Net cash flow provided by discontinued operations	—	—	5,763
Effect of exchange rate change	1,794	1,223	275

Net increase (decrease) in cash and cash equivalents	$12,088	$(5,837)	$19,362

Operating Activities. Net cash provided by operating activities for the year ended December 31, 2011 was $51.4 million, as compared to $149.1 million used in operating activities for the year ended December 31, 2010, representing a change of $200.4 million. This increase in cash flows provided by operating activities was attributable primarily to the increase in net income from continuing operations and reduction in growth of net investment in direct financing and sales-type leases, as a result of the slowdown in the number of new leases during the year.

In the year ended December 31, 2011, operating activities provided $37.2 million to the Company. During 2011, the Company had a net income of $26.1 million. In addition, the Company had an increase of loss on change in fair value of earn-out obligation of $17.3 million, an increase of deferred income taxes of $6.3 million, an increase of other payables and accrued liabilities of $5.7 million and a decrease of net investment in direct financing and sales-type leases by $2.2 million. However, there were increased deposits for inventories, related party by $14.2 million, increased accounts receivable by $6.0 million, increased prepaid expenses and other current assets by $3.5 million and increased income tax payable by $4.6 million. The remaining balance of $7.9 million arises from changes in inventories, deposits for inventories, accounts payable, customer deposits, depreciation and amortization and other items.

In the year ended December 31, 2010, the Company used $149.1 million in operating activities. During 2010, the Company had a net loss of $62.9 million. In addition, the Company increased the net investment in direct financing and sales-type leases by $194.5 million, increased accounts receivable by $20.3 million, increased inventory by $1.3 million, decreased trade notes payable by $12.6 million and decreased accounts payable by $2.8 million. However, there was a decrease in deposits for inventories of $16.6 million, an increase of loss on change in fair value of earn-out obligation of $100.4 million, an increase of account payables, related parties of $16.1 million, an increase in other payables and accrued liabilities of $4.2 million and an increase in income tax payable of $4.9 million. The remaining balance of $2.9 million arises from changes in prepaid expenses and other current assets, customer deposits, notes receivable, depreciation and amortization and other items.

In the year ended December 31, 2009, the Company used $193.2 million in operating activities. During 2009, the Company had a net loss of $53.2 million, under which $9.7 million of income was generated from discontinued operations, $5.7 million of income was related to gain on disposal of discontinued operations and an additional $5.7 million of income was a non-cash gain related to the realization of foreign currency translation adjustments as a result of the sale of our dealership business (discontinued operations). In addition, the Company increased the loss on change in fair value of earn-out obligation by $89.5 million, increased the net investment in direct financing and sales-type leases by $193.2 million, increased deposits for inventories by $17.0 million, and decreased customer deposits, related party by $16.1 million. However, there were increases in trade notes payable of $12.4 million, an increase in other payables and accrued liabilities of $1.6 million and an increase in accounts payable of $3.5 million, and decreased inventory of $1.1 million. The remaining balance of $0.7 million arises from changes in prepaid expenses and other current assets, customer deposits, income tax payable, depreciation and amortization and other items.

Investing Activities. Net cash provided by investing activities was $6.9 million in the year ended December 31, 2011 and the net cash provided by investing activities was $2.1 million in the year ended December 31, 2010.

In addition to the purchase of property, equipment and improvements by $2.0 million, the increase of restricted cash by $0.2 million and the repayment of $9.0 million in the security deposits for an affiliate, which was previously paid for securing a short-term third party borrowing, have affected the net cash provided by investing activities in the year ended December 31, 2011.

Financing Activities. Net cash used in financing activities was $33.8 million in the year ended December 31, 2011, while the net cash provided by financing activities was $139.9 million in the year ended December 31, 2010 and $172.0 million in the year ended December 31, 2009. In the year ended December 31, 2011, the Company increased total net borrowings by $26.3 million, obtained net proceeds of $29.1 million from its affiliate, Honest Best and repaid the net amount of $72.6 million in borrowings from affiliates, Hebei Kaiyuan and Kaiyuan Shengrong. The Company also repaid the net amount of $16.5 million from its affiliate, Ruituo, for the purchases and deposits of inventories of commercial vehicles.

In the year ended December 31, 2010, the Company received total net proceeds of $86.6 million from the exercise of warrants in January 2010 and a registered direct offering completed in March 2010 (including $10.1 million proceeds from the exercise of warrants received in December 2009 in connection with our warrant redemption) and increased total net borrowings by $146.8 million. We obtained net proceeds of $37.3 million in borrowings from affiliates, Hebei Kaiyuan and Kaiyuan Shengrong. The Company repaid the net amount of $119.1 million from our affiliates, Beiguo and Renbai, through a financing arrangement.  On the other hand, it used $1.6 million to repurchase the Company’s ordinary shares through the share repurchase program during the year ended December 31, 2010.

In the year ended December 31, 2009, the Company increased its total net borrowings by $8.4 million, obtained net proceeds through the financing arrangement with Beiguo and Renbai by $115.4 million, and obtained net proceeds from affiliates of $31.9 million. The Company also acquired cash of $1.7 million from the reverse merger, while it paid $0.4 million to repurchase warrants subsequent to the closing of the reverse merger, received $5.0 million from the release of restricted cash held in escrow and received $10.1 million from issuing shares for exercise of warrants.

Net cash provided by (used in) discontinued operations .. Net cash provided by discontinued operations was nil, nil and $5.8 million in the years ended December 31, 2011, 2010 and 2009, respectively. In the year ended December 31, 2009, the net cash provided by discontinued operations resulted primarily from the increase in operating activities of the discontinued consumer automotive dealership business. In the year ended December 31, 2011 and 2010, the discontinued operations ceased to contribute to the cash flow of the Company.

Historically, most or all of available cash is used to fund the investment in direct financing and sales-type leases, inventory growth and for capital expenditures. To the extent the investment in direct financing and sales-type leases and inventory growth and capital expenditures exceed income from operations, generally the Company increases the borrowings under its financing facilities and from affiliates.

The Company currently leases all of the properties where commercial vehicle sales, servicing, leasing and support centers are located. It expects to continue to lease the majority of the properties where new stores or centers are located.

At December 31, 2011, the Company had $43.1 million of cash on hand, with $42.8 million of cash held in Renminbi. On a short-term basis, the Company’s principal sources of liquidity include income from operations, short-term and long-term borrowings from financial institutions including accounts payable, related party, and third party lease securitization borrowings. On a longer-term basis, the Company expects its principal sources of liquidity to consist of income from operations, borrowings from financial institutions, affiliates and/or fixed interest term loans. Further, the Company believes, if necessary, it could raise additional capital through the issuance of debt and equity securities.

The Company expects to use cash to (i) increase its net investment in direct financing and sales-type leases in line with its revenue growth, and (ii) purchase property and equipment and make improvements on existing property by the end of the year in connection with adding 250 stores. 5 stores have been added in 2012 already, at an aggregate cost of $45,000. An additional 250 stores are planned to be opened and expect to use $2,250,000 of cash from operations as capital expenditure for the expansion. We believe that we have adequate liquidity to satisfy our capital needs for the near term, however we may need to raise additional capital to maintain our high rate of growth.

AutoChina’s borrowings primarily consisted of: (i) Short-term borrowings; (ii) Long-term borrowings; (iii) Due to affiliates.

Short-term borrowings. Short-term borrowings represented loans from various financial institutions and lease securitization borrowings that were used for working capital and capital expenditures purposes. The loans from various financial institutions bear interest at rates ranging from 6.31% to 8.53% as of December 31, 2011 and have terms of up to one year. Lease securitization borrowings bear interest at a rate of 10.62% as of December 31, 2011, are denoted in RMB and have terms within one year.

Long-term borrowings. Long-term borrowings represented bank loans from a PRC bank that was used for working capital purposes, are denoted in RMB and have terms between one to two years. The loans bear interest at an average rate of 7.32% as of December 31, 2011 and will expire in August 2012.

Due to Affiliates

Due to affiliates represented the short-term loans borrowed from its affiliates to satisfy the Company’s short-term capital needs. The amount due to Hebei Kaiyuan was initially non-interest bearing, unsecured and due on demand by the lender. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum to the Company. The amount due to Honest Best initially bore interest at a rate of 3.95% per annum, which increased to 8.00% per annum on October 1, 2011. The amount was unsecured and subsequently repaid in January 2012. The amount due to Kaiyuan Shengrong is unsecured, bears interest at a rate of 8.20% per annum, adjustable in connection with the basis rate established by the People’s Bank of China, and will be repaid in September 2012. The Company expects to continue relying on the financing from affiliates in the foreseeable future.

The Company’s borrowings fluctuate based upon a number of factors including (i) revenues, (ii) change of net investment in direct financing and sales-type leases, (iii) capital expenditures, and (iv) inventory and deposits for inventories changes. Historically, income from operations, as well as borrowings on the revolving credit facilities, have driven account and notes receivables growth, inventory growth and capital expenditures.

Cash and cash equivalents as of December 31, 2011 are mainly held by the Company’s subsidiaries and VIEs. These cash balances cannot be transferred to the Company by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements.

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

Contractual Payment Obligations

The following is a summary of the Company’s contractual obligations for continuing operations as of December 31, 2011 (in thousands):

	Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Operating leases	$2,378	$994	$1,370	$14	$—
Short-term borrowings	149,979	149,979	—	—	—
Current maturities of long-term borrowings	44,438	44,438	—	—	—
Accounts payable	404	404	—	—	—
Due to affiliates	35,661	35,661	—	—	—

Total	$232,860	$231,476	$1,370	$14	$—

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases. The Company also has a commitment to pay the Trustee a deposit for the lease securitization program.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

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

Provision for Accounts Receivable and Net Investment in Direct Financing and Sales-Type Lease. Accounts receivables are unsecured, are stated at the amount the Company expects to collect from the value added services and the past due net investment in direct financing and sales-type leases. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. Net investment in direct financing and sales-type leases and receivables from value-added services is considered impaired, based on current information and events, if it is probable that we will be unable to collect all amounts due according to the contractual terms of the lease. The net investment in direct financing and sales-type leases and receivables from value-added services will be reviewed for impairment at each quarter end. Included in these amounts are leases that are default, non-performing or in bankruptcy. Based on our experience on non-performing sales-type leases, we also make provision for performing loans. Recognition of income is suspended and a lease is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases are recorded against the receivable and then to any unrecognized income. As of December 31, 2011 and 2010, management reviewed historical trends of collectability of the account receivable and net investments in sales-type leases balances and provided a $5,544,000 and $1,745,000 allowance for the uncollectible receivables, respectively.

Revenue Recognition. The Company recognizes the lease financing arrangement for the new commercial vehicles as a sales-type lease.  For the new commercial vehicles financed by the Company, the Company recognized revenue when the following conditions are met: (a) when the lease contract is signed, (b) when the customer has taken possession of the vehicle, and (c) only if the collectability of owed amounts are reasonably assured. The Company recognized the revenue using the fair value of the commercial vehicles which is by reference with the retailed market price. The Company also records the sale of the GPS tracking unit sold to the lessee upon the transfer of the title and delivery of the product. These sales revenues are recorded as “Commercial Vehicles”.

In addition, the Company recognizes the second hand vehicle lease financing arrangement as a direct financing lease. The excess of aggregate lease rentals over the cost of the leased second hand vehicle constitutes the unearned lease income to be taken into income over the lease term by using the effective interest method.

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

A membership fee is charged to all lessees for the privilege of utilizing the Company’s store branch network for services which include general support services, licensing and permit services, insurance services and registration services. The membership fee is charged and collected by the Company when a sales-type lease is signed. The Company records the amount as a deduction of minimum lease payment receivable. Revenue from our membership fee is deferred and recognized ratably over the term of the sales-type lease. The difference between the gross investment in the lease (and the fair value of the commercial vehicles is recorded as unearned income and amortized based on the effective interest rate method over the lease term. Management servicing fees are recognized when services are rendered. The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Commission income is recorded when the insurance contract is signed and the insurance premium is paid to the insurance company. Under the value added services (tires, fuel, insurance and second hand vehicles financing services), the Company provided one to three months revolving credit facilities to the eligible customers. Revenue from our tires, fuel, insurance and second hand vehicles financing services that is charged and collected at the beginning of the financing period is deferred and recognized ratably based on the effective interest rate method over the term of the financing period.

The membership fee, interest from direct financing and sales-type lease, management servicing fee, commission fee and revenues from tires, fuel and insurance financing services are recorded as “Finance and insurance”.

Penalty income generated from the lessees for late payment is recognized when the payment is overdue and the collectability is reasonably assured. This income is recorded as “Other income”.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

AutoChina’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. AutoChina has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of December 31, 2011, AutoChina’s total outstanding interest-bearing loans amounted to $230.1 million with interest rates in the range of 3.95% to 10.62% per annum.  AutoChina has not been exposed, nor does it anticipate being exposed, to material risks due to changes in market interest rates.

Credit Risk

AutoChina is exposed to credit risk from its cash and cash equivalents, accounts receivable and net investment in direct financing and sales-type leases. The credit risk on cash and cash equivalents is limited because the counterparties are recognized financial institutions. Accounts receivable and net investment in direct financing and sales-type leases are subjected to credit evaluations and evaluation analysis on the residual value of the relevant leased commercial vehicles. An allowance would be made, if necessary, for estimated irrecoverable amounts by reference to past default experience, if any, and by reference to the current economic environment.

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

Net income for the year ended December 31, 2011 of RMB168.7 million is reported as $26,130,000 based on the 2011 year-to-date average Renminbi to U.S. dollar exchange rate of 6.4579.  Net income would increase $1,222,000 to $27,352,000 based on the December 31, 2011 exchange rate of 6.3009 Renminbi per U.S. dollar.  However, net income would decrease $10,882,000 to $15,248,000 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

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

Off-Balance Sheet Arrangements

In September 2011, the Company provided a bank loan guarantee and pledged lease receivables to Kaiyuan Shengrong for the amount of RMB20 million. Kaiyuan Shengrong granted a RMB20 million one-year loan from a local bank and lent RMB20 million to the Company at the same time. Kaiyuan Shengrong is subject to an interest rate of 8.20% per annum, which is adjustable in connection with the base rate established by the People’s Bank of China. The Company, as guarantor, is charged the same interest rate. The bank loan and respective bank loan guarantee will be matured in September 2012.

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company’s results.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

AutoChina’s current directors, executive officers and key employees are as follows:

Name	Age	Position
Yong Hui Li	50	Chairman, Chief Executive Officer and Director
Lei Chen	45	Senior Vice President
Jason Wang	36	Chief Financial Officer
Xing Wei	51	Chief Operating Officer
Hui Kai Yan	47	Director and Secretary
James Cheng-Jee Sha	62	Director
Diana Chia-Huei Liu	47	Director
Leon Ling Chen	48	Director

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

Leon Ling Chen, 48, has served as a member of the Company’s Board of Directors since December 29, 2011. Mr. Chen is the Managing Director of Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd., the Chinese subsidiary of Graham Corporation (NYSE Amex: GHM), where he manages China operations, oversees financial control and accounting activities, and leads the expansion of sales and distribution networks within China. Mr. Chen joined Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd. in January of 2006, and also serves as a member of the board of directors of the company. Prior to his tenure at Graham, Mr. Chen was President and CEO of Bayspec Inc., a vertically integrated spectral sensing company. Mr. Chen received a BS in engineering from Tianjin University in China, and a BA in Economics from University of International Business & Economics in Beijing, China.

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

Pursuant to the share exchange agreement entered into on February 4, 2009 and amended on March 11, 2009, James Cheng-Jee Sha and Diana Chia-Huei Liu were nominated as members of AutoChina’s Board of Directors by the SCAC Shareholders’ Representative (as defined in the share exchange agreement) and Yong Hui Li and Hui Kai Yan were nominated as members of AutoChina’s Board of Directors by the AutoChina Shareholders’ Representative (as defined in the share exchange agreement). Leon Ling Chen was nominated upon the mutual agreement of the SCAC Shareholders’ Representative and the AutoChina Shareholders’ Representative, pursuant to the share exchange agreement.

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

Under Yong Hui Li’s employment contract with AutoChina, under which he serves as AutoChina’s Chief Executive Officer, (i) if Mr. Li’s employment is terminated by AutoChina without cause, he is entitled to receive 3 months’ base salary severance to the extent that he is not otherwise employed during the severance period, and (ii) if Mr. Li terminates his employment for cause, he is entitled to 1 month base salary severance to the extent he is not otherwise employed during the severance period. Mr. Li also serves as a director of AutoChina. No other director of AutoChina is entitled to receive any benefits from either AutoChina or any of its subsidiaries upon termination of service.

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

Director and Executive Officer Compensation

The following table shows information concerning the annual compensation for services provided to AutoChina by certain employees, including its Chief Executive Officer and its Chief Financial Officer.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)		Stock Awards ($)	All other Compen- sation ($)	Total Compen- sation ($)
Yong Hui Li, Chief Executive Officer (1)	2011	1	—	—		—	—	1
Hui Kai Yan, Director (2)	2011	21,354	—	210,116	(6)	—	—	231,470
Xing Wei, Chief Operating Officer (3)	2011	22,593	—	572,916	(6)	—	—	595,509
Jason Wang, Chief Financial Officer (4)	2011	185,000	20,000	210,116	(6)	—	—	415,116
Lei Chen, Senior Vice-President (5)	2011	21,354	—	210,116	(6)	—	—	231,470

(1)	Mr. Li served as ACG’s sole director from July 2007 until October 2007 and again from June 2008 until the present. Mr. Li has not received any compensation for service on ACG’s board or directors. In connection with our acquisition of ACG, Mr. Li was appointed as Chairman and Chief Executive Officer of AutoChina.

(2)	Mr. Yan has served as Senior Vice-President of ACG since August 1997. In connection with our acquisition of ACG, Mr. Yan was appointed as AutoChina’s Secretary and as a member of AutoChina’s Board of Directors.

(3)	Mr. Wei has served as Chief Operating Officer of ACG since September 2008. In connection with our acquisition of ACG, Mr. Wei was appointed as Chief Operating Officer of AutoChina.

(4)	Mr. Wang joined AutoChina on July 16, 2009 as Chief Financial Officer.

(5)	Mr. Chen has served as Senior Vice-President of ACG since September 2008. In connection with our acquisition of ACG, Mr. Chen was appointed AutoChina’s Senior Vice President.

(6)	On March 23, 2011, August 19, 2010 and September 3, 2009, stock options for 72,000, 52,800 and 105,600 shares of AutoChina with an exercise price of $36.38, $27.19 and $9.50 per share, respectively, were granted to Mr. Wei. On August 19, 2010 and September 3, 2009, stock options for 38,400 and 76,800 shares of AutoChina with an exercise price of $27.19 and $9.50 per share, respectively, were granted to each of Mr. Wang, Mr. Yan and Mr. Chen. The exercise prices were the market prices on the dates of grant. The value reported for each executive is the cost recognized in our financial statements during fiscal 2011, 2010 and 2009, calculated in accordance with Accounting Standards Codification Topic 718 “Share-based Compensation.”

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

As of February 29, 2012, there are approximately 3,200 employees, directors and consultants who are currently eligible to receive awards under the Incentive Plan. New directors, employees and consultants of AutoChina or its affiliates are eligible to participate in the incentive plan as well.

On September 3, 2009, December 3, 2009, May 19, 2010, August 19, 2010 and March 23, 2011, AutoChina granted 681,840, 520,944, 27,024, 364,080 and 72,000 stock options, respectively, under the terms of the Incentive Plan. The exercise price under each of these stock options is $9.50, $25.65, $23,80, $27.19 and $36.38, respectively, the closing price of the Ordinary Shares on the date of grant. The total vesting period for each of these stock options is four years, with 25% vesting one year after the date of grant and the remaining 75% vesting ratably each month for three years thereafter. Each of these stock options has a term of 10 years.

As of February 29, 2012, none of these stock options had been exercised, and AutoChina recorded compensation expense of $6,712,000 based on estimated fair value of the stock options on their dates of grant. The per share fair value of the stock options granted under the Incentive Plan has been estimated using the Black-Scholes option-pricing model with the following assumptions:

Date of Grant	September 3, 2009	December 3, 2009	May 19, 2010	August 19, 2010	March 23, 2011

Dividend yield (1)	None	None	None	None	None
Risk - free interest rate (2)	2.95%	2.87%	2.82%	2.06%	2.73%
Volatility (3)	47%	42%	43%	46%	60%
Expected Life (in years) (4)	6.08	6.08	6.08	6.08	6.08

(1)	The Company has no expectation of paying regular cash dividends on its common stock.

(2)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant.

(3)	The Company estimates the volatility of its common stock at the date of grant based on the implied volatility of publicly traded options on the common stock of companies within the same industry, with a term of two years.

(4)	The expected life of stock options granted under the incentive plan is based on expected exercise patterns, which the Company believes are representative of future behavior.

The following table summarizes the outstanding options granted under the incentive plan as at December 31, 2011, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at December 31, 2011	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at December 31, 2011	Weighted Average Exercise Price

$9.50 to $36.38	1,623,704	$9.27	8.04	756,184	$17.69

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

Special Terms Relating to Stock Options

The incentive plan provides for the grant of stock options, which may be either “incentive stock options” (ISOs), which are intended to meet the requirements for special U.S. federal income tax treatment under the Code, or “nonqualified stock options” (NQSOs). Stock options may be granted under the Incentive Plan on such terms and conditions as the Board of Directors or the Committee, if any, may determine; however, the per ordinary share exercise price under a stock option granted under the incentive plan may not be less than 100% of the “fair market value” (as defined in the incentive plan) of an ordinary share on the date of grant of the stock option, and the term of an ISO may not exceed ten years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital stock of AutoChina or a parent or subsidiary of AutoChina). ISOs may only be granted to employees. In addition, the aggregate fair market value of the ordinary shares underlying one or more ISOs (determined at the time of grant of the ISO or ISOs) which are exercisable for the first time by any one employee during any calendar year may not exceed $100,000. The Board of Directors or the Committee, if any, may permit a cashless “net exercise” of stock options granted under the incentive plan. As of February 29, 2012, all the stock options granted are ISOs.

Additional Terms

Under the incentive plan, upon the consummation of a “corporate transaction” (as defined in the incentive plan), all outstanding awards under the incentive plan will terminate, except to the extent they are assumed in connection with the corporate transaction.

Stock options granted under the incentive plan as ISOs may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the grantee, only by the grantee. Other awards are transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the grantee: (a) to a “holding company” (as defined in the incentive plan) of such grantee, or (B) to the extent and in the manner authorized by the Board of Directors or the committee, if any. No ordinary shares will be delivered under the incentive plan to any grantee or other person until such grantee or other person has made arrangements acceptable to the Board of Directors or the committee, if any, for the satisfaction of any national, provincial or local income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of ordinary shares under the Incentive Plan.

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

Certain U.S. Federal Income Tax Consequences of the Incentive Plan

The following is a general summary of the U.S. federal income tax consequences under current tax law to AutoChina, were it subject to U.S. federal income taxation, and to grantees under the incentive plan who are individual citizens or residents of the United States for U.S. federal income tax purposes (“U.S. grantees”), of ISOs, NQSOs, sales or bonuses of restricted shares, restricted share units, dividend equivalent rights and SARs granted pursuant to the incentive plan. It does not purport to cover all of the special rules that may apply, including special rules relating to limitations on the ability of AutoChina, were it subject to U.S. federal income taxation, to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, grantees subject to Section 16(b) of the Exchange Act and the exercise of a stock option with previously-acquired Ordinary Shares. This summary assumes that U.S. grantees will hold their ordinary shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the application of the passive foreign investment company rules of the Code to U.S. grantees, which are discussed generally in the section of this Annual Report on Form 20-F in the section captioned “Taxation – United States Federal Income Taxation – Tax Consequences to U.S. Holders – Passive Foreign Investment Company Rules”. In addition, this summary does not address the foreign, state or local income or other tax consequences, as any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the incentive plan or ordinary shares issued pursuant thereto. Grantees are urged to consult their own tax advisors concerning the tax consequences to them of an award under the incentive plan or ordinary shares issued pursuant thereto.

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

Retirement Benefits

As of December 31, 2011, AutoChina’s subsidiaries in the PRC have participated the government-mandated employee welfare and retirement benefit contribution and provided pension, retirement or similar benefits to its employees. The PRC regulations require our PRC subsidiaries to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees.  The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits.  Our subsidiaries have no further commitments beyond this monthly contribution.

AutoChina’s only employees are its executive officers for which it has entered into employment contracts with. AutoChina does not accrue pension, retirement or similar benefits, except for a nominal amount of employer matching that may occur for U.S. based employees’ 401k plans.

C.	Board Practices

Board Committees

AutoChina’s Board of Directors has an audit committee, governance and nominating committee, and compensation committee, and has adopted a charter for each committee. Each committee consists of Leon Chen, James Sha and Diana Liu, each of whom is an independent director. James Sha has been designated an “Audit Committee Financial Expert” under SEC rules and the current listing standards of the NASDAQ Marketplace Rules. Our corporate governance practices do not differ from those followed by U.S. domestic companies under the listing standards of NASDAQ.

Audit Committee

The audit committee, consisting of Messrs. Sha and Chen and Ms. Liu, oversees our financial reporting process on behalf of the board of directors. The committee’s responsibilities include the following functions:

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

Governance and Nominating Committee

The governance and nominating committee, consisting of Messrs. Sha and Chen and Ms. Liu, is responsible for identifying potential candidates to serve on our board and its committees. The committee’s responsibilities include the following functions:

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

Compensation Committee

The compensation committee, consisting of Messrs. Sha and Chen and Ms. Liu, is responsible for making recommendations to the board concerning salaries and incentive compensation for our officers and employees and administers our stock option plans. Its responsibilities include the following functions:

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

Director Independence

AutoChina’s Board of Directors has determined that Messrs. Sha and Chen and Ms. Liu qualify as independent directors under the rules of the NASDAQ Stock Market because they do not currently own a large percentage of AutoChina’s capital stock, are not currently employed by AutoChina, have not been actively involved in the management of AutoChina and do not fall into any of the enumerated categories of people who cannot be considered independent in the NASDAQ Stock Market Rules.

D.	Employees

On December 31, 2011, our subsidiaries had 3,255 employees, of which 525 employees are members of management (including managers at each facility).

AutoChina has no contracts or collective bargaining agreements with labor unions and has never experienced work stoppages. AutoChina considers its relations with its employees to be good.

E.	Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth, as of February 29, 2012, certain information regarding beneficial ownership of AutoChina’s ordinary shares by each person who is known by AutoChina to beneficially own more than 5% of AutoChina’s ordinary shares. The table also identifies the stock ownership of each of AutoChina’s directors, each of AutoChina’s named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. AutoChina’s major shareholders do not have different voting rights than any other holder of AutoChina’s ordinary shares.

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

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares (2)
Honest Best Int’l Ltd. (3)	15,491,084		65.81%
Yong Hui Li	15,491,084	(4)	65.81%
James Cheng-Jee Sha	1,295,157	(5)	5.50%
Diana Chia-Huei Liu	420,426	(6)	1.79%
Leon Ling Chen	6,900	(7)	*
Lei Chen	150,054	(8)	*
Jason Wang	83,100	(9)	*
Xing Wei	224,142	(10)	*
Hui Kai Yan	143,300	(11)	*

All directors and executive officers as a group (eight individuals)	17,814,163	(12)	75.68%

* Less than 1%

(1)	Unless indicated otherwise, the business address of each of the individuals is No.322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China.

(2)	Based on 23,538,919 ordinary shares of AutoChina issued and outstanding as of February 29, 2012, except that ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(3)	Yong Hui Li is the sole shareholder of Honest Best Int’l Ltd. and has sole voting and dispositive power over such shares.

(4)	Consists of 15,491,084 ordinary shares of AutoChina owned by Honest Best Int’l Ltd., whose sole shareholder is Mr. Yong Hui Li.

(5)	Consists of 515,157 ordinary shares of AutoChina owned by James Cheng-Jee Sha, and 780,000 ordinary shares owned by Sha Living Trust. Mr. Sha is a trustee of Sha Living Trust.

(6)	Includes 129,063 ordinary shares of AutoChina owned by William Tsu-Cheng Yu, Ms. Liu’s husband.

(7)	Includes 4,100 ordinary shares of AutoChina owned by Xue Jun Yan, Mr. Chen’s wife.

(8)	Consists of 23,944 ordinary shares and 67,200 shares underlying vested incentive stock options which are exercisable within 60 days owned by Lei Chen, and 58,910 ordinary shares of AutoChina owned by Lei Chen’s spouse.

(9)	Includes 67,200 shares underlying incentive stock options exercisable within 60 days of this annual report.

(10)	Includes 111,900 shares underlying incentive stock options exercisable within 60 days of this annual report.

(11)	Includes 67,200 shares underlying incentive stock options exercisable within 60 days of this annual report.

(12)	Includes 313,500 shares underlying 470,250 incentive stock options exercisable within 60 days of this annual report.

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

On February 16, 2011, the Company reached an agreement with Honest Best to eliminate the earn-out provision for 2012 and 2013. Furthermore, for fiscal years 2010 and 2011, the earn-out provision was modified such that a minimum of 70% EBITDA growth must be achieved in either respective year in order for any shares to be issued. Under this amendment, the Company can issue between 15% to 20% of the number of ordinary shares of the Company outstanding when the revised EBITDA growth target is achieved. The percentage of shares to be issued shall be determined based upon the Company’s financial results each year, measured in accordance with an established formula. On March 22, 2010, the Company issued 3,905,184 shares to the former shareholder of ACG, Honest Best, based upon the 2009 financial results, in accordance the provisions of this agreement. On December 16, 2011, the Company issued 3,923,153 shares based upon the 2010 financial results, in accordance the provisions of this agreement. On September 26, 2011, the Company reached an agreement with Honest Best to cancel the Earn-out for fiscal year 2011.

As of December 31, 2011, approximately 26.66% of the ordinary shares were held by residents of the United States and there was 1 shareholder of record in the United States.

B.	Related Party Transactions

Due to affiliates:

The Company has borrowed from various companies affiliated with the Company’s Chairman and CEO, Mr. Yong Hui Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs. The amount due to Hebei Kaiyuan is unsecured, payable on demand, and was initially non -interest bearing. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum.

On March 29, 2011, Fancy Think Limited, an indirect wholly-owned subsidiary of the Company, entered into an advance agreement with Honest Best, a company which was at the time wholly owned by Ms. Yan Wang, Mr. Li’s wife and which was ACG’s former ultimate shareholder, pursuant to which Fancy Think Limited received a short-term loan in the amount of $61,570,000 from Honest Best. Mr. Li is the sole owner of Honest Best. The loan bears interest at 3.95% per annum, is unsecured and must be repaid in full on demand by the Lender. Since October 1, 2011, the interest rate of the loan increased from 3.95% per annum to 8.00% per annum. During the year ended December 31, 2011, Fancy Think Limited repaid $32,436,000 to Honest Best and subsequently repaid the entire balance in January 2012.

On September 26, 2011, the Company borrowed a one-year unsecured loan from Kaiyuan Shengrong. The loan bears interest at a rate of 8.20% per annum, which is adjustable in connection with the base rate established by the People’s Bank of China, matures in September 2012.

The outstanding amounts due to related parties were as follows:

$ in thousands	Notes	December 31, 2011
Due to affiliates:

Honest Best	(1)	$31,343
Hebei Kaiyuan	(2)	1,074
Kaiyuan Shengrong	(2)	3,244
Total		$35,661

Notes:

(1)	Parent company of AutoChina and entity controlled by Mr. Li. Entity controlled by Mr. Li.

(2)	Entity controlled by Mr. Li.

 Deposits for inventories, related party:

As of December 31, 2011, the Company paid deposits for inventories to a related party, Ruituo, for purchasing of commercial vehicles. The amount is non-interest bearing, unsecured and subsequently settled in January 2012.

The outstanding amount of deposits for inventories, related party as of December 31, 2011 was as follows:

$ in thousands	Note	December 31, 2011

Ruituo	(2)	$14,539

Notes:

(1)	Entity controlled by Mr. Li.

During the year ended December 31, 2011, the Company sold and purchased automobiles to and from affiliates. The details of the related party transactions were as follows:

$ in thousands	Notes		Year ended December 31, 2011
Related Parties Transactions

Capital nature:
Honest Best	(1)	(a)	$61,570
Hebei Kaiyuan	(2)	(b)	65,070
Hebei Kaiyuan	(2)	(a)	185,272
Kaiyuan Shengrong	(2)	(a)	3,096
Kaiyuan Shengrong	(2)	(c)	3,096
Kaiyuan Shengrong	(2)	(f)	3,096
Ruituo	(2)	(a)	70,703

Trading nature:
Honest Best	(1)	(g)	2,214
Ruituo	(2)	(e)	404,411
Hebei Kaiyuan	(2)	(g)	14
Kaiyuan Shengrong	(2)	(g)	174
Beiguo	(3)	(e)	160
Beiguo	(3)	(g)	618
Beijing Wantong Longxin Auto Trading Co., Ltd.	(4)	(d)	$101,974

 Notes :

(1)	Parent company of AutoChina and entity controlled by Mr. Li. Entity controlled by Mr. Li.

(2)	Entity controlled by Mr. Li.

(3)	Entity in which Mr. Li and Mr. Thomas Luen-Hung Lau, former director of AutoChina, are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(4)	Entity in which Mr. Li’s brother holds 40% equity interest.

Nature of transaction :

(a)	Loan provided to the Company during the year.

(b)	Bank loan guarantee provided to the bank on behalf of the Company by the affiliates.

(c)	Bank loan guarantee provided by the Company to the affiliate.

(d)	Deposits for inventories made by the Company to affiliates for the purchase of trading materials and amounts returned during the year.

(e)	Sale of automobiles to the Company, including VAT during the year.

(f)	Receivables of the Company pledged to guarantee the bank loans borne by the affiliate.

(g)	Interest incurred by the Company during the year.

AutoChina’s management believes that these transactions were fair to the Company, made at market prices and on terms that are similar as would be available from an unaffiliated third party.

During the year ended December 31, 2011, we purchased commercial vehicles from Ruituo amounting to $404,411,000. Since 2010, we started purchasing commercial vehicles from an affiliate of Mr. Li, Ruituo. Such purchase is charged at insignificant mark up to cover the operating costs, the balance due to such purchase is interest-free, unsecured and due on demand of Ruituo.

The Company also occupied office space in Shijiazhuang, China provided by Hebei Kaiyuan, an affiliate with Mr. Li. Hebei Kaiyuan agreed to provide the office space free of charge and no rental costs were incurred by the Company during the year ended December 31, 2011.

C.	Interests of experts and counsel.

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

AutoChina’s ordinary shares have been quoted on the OTC Bulletin Board under the symbol AUTCF.OB since February 28, 2012.

On July 15, 2011, we received a written notification from the Nasdaq Stock Market stating that we were not in compliance with the filing requirements for continued listing under Nasdaq Marketplace Rule 5250(c)(1). The Nasdaq notification was issued due to our failing to file our Annual Report on Form 20-F for the year ended December 31, 2011 with the SEC within the required time period.  Nasdaq provided us until August 15, 2011 to submit a plan to regain compliance, and we submitted our plan to regain compliance on August 14, 2011. On September 8, 2011, we received a letter from Nasdaq stating that based on the review of public documents and the plan to regain compliance provided by us, Nasdaq’s staff determined that providing us until December 31, 2011 to file its Annual Report on Form 20-F for the period ended December 31, 2011 was not warranted, and that our securities would be delisted from Nasdaq on September 19, 2011, unless we appealed the determination. We appealed the staff determination regarding the delisting of our securities, and on October 4, 2011 our securities were suspended from trading pending the final determination of the appeal. On December 1, 2011, we attended oral appeal hearing with Nasdaq. On January 18, 2012, we received the Nasdaq Hearings Panel’s decision to deny our appeal for continued listing on Nasdaq. We did not further appeal the Panel’s decision. As a result, our ordinary shares have been delisted from the NASDAQ Capital Market and began to be quoted on the OTC Bulletin Board under the symbol AUTCF.OB on February 28, 2012.

Prior to February 28, 2012, the ordinary shares had been quoted on the OTC Pink Market since October 4, 2011 under the symbol AUTC.PK. Prior to October 4, 2011, the ordinary shares had been listed on the NASDAQ Stock Market since October 5, 2009 under the symbols AUTC. Prior to October 5, 2009, the ordinary shares had been quoted on the OTC Bulletin Board since March 28, 2008. AutoChina’s ordinary shares did not trade on any market or exchange prior to March 28, 2008.

The table below reflects the high and low bid prices for AutoChina’s ordinary shares for the period from March 28, 2008 through October 5, 2009, when the Company’s stock was quoted on the OTC Bulletin Board. The OTC Bulletin Board quotations reflect inter-dealer prices, are without retail markup, markdowns or commissions, and may not represent actual transactions. The table below also reflects the high and low sales prices on the NASDAQ Stock Market for the period from October 5, 2009 through October 4, 2011, the high and low bid prices for AutoChina’s ordinary shares on the OTC Bulletin Board Pink Sheets for the period from October 5, 2011 through February 28, 2012 and the high and low bid prices for AutoChina’s ordinary shares on the OTC Bulletin Board for the period from February 28, 2012 through February 29, 2012.

	Ordinary Shares
	High	Low
Annual Highs and Lows
2008	$7.30	$6.50
2009	35.99	6.50
2010	48.50	20.50
2011	39.81	6.00
2012 (through February 29)	28.50	20.00

Quarterly Highs and Lows

2010
First Quarter	$48.50	$22.05
Second Quarter	33.20	20.50
Third Quarter	31.40	20.81
Fourth Quarter	27.00	23.27
2011
First Quarter	$39.81	$19.68
Second Quarter	35.10	24.78
Third Quarter	28.20	8.14
Fourth Quarter	24.90	6.00
2012
First Quarter (through February 29)	$28.50	$20.00

Monthly Highs and Lows
September 2011	$24.49	$8.14
October 2011	24.90	6.00
November 2011	20.00	13.60
December 2011	21.25	18.50
January 2012	24.50	20.00
February 2012	28.50	22.00

Number of Holders.  As of February 29, 2012, there were 8 holders of record of our outstanding ordinary shares, though we believe that the number of beneficial holders is significantly greater.

Dividends.  On January 27, 2012, the Board of Directors declared a one-time special cash dividend in the amount of $0.25 per share. The total amount of cash distributed in the dividend was $5,885,000 and paid on February 15, 2012, to all ordinary shareholders of record as of the close of business on February 8, 2012.

On January 27, 2012, the Board of Directors also declared a three-for-two stock split effected in the form of a stock dividend after the completion of the aforementioned special cash dividend. The Stock Dividend was paid on February 16, 2012, to all ordinary shareholders of record as of the close of business on February 8, 2012. However, FINRA subsequently determined that the Stock Dividend could not be distributed to street name holders through the Depository Trust Company, Since we did not wish the record holders to be enriched at the expense of the street name holders, on March 21, 2012, our board of directors has determined to cancel the Stock Dividend and authorized us to request the record holders to return the shares issued pursuant to the Stock Dividend for cancellation. All record holders have returned such shares.

We do not anticipate paying any other dividend in the foreseeable future. Any dividends paid will be solely at the discretion of our Board of Directors.

B.	Plan of Distribution

Not required.

C.	Markets

AutoChina’s ordinary shares have been quoted on the OTC Bulletin Board under the symbol AUTCF.OB since February 28, 2012. Our ordinary shares were quoted the OTC Pink Market under the symbol AUTC.PK from October 4, 2011 to February 28, 2012, and prior to that our ordinary shares were listed on the NASDAQ Capital Market under the symbol AUTC. On July 15, 2011, we received a written notification from the Nasdaq Stock Market stating that we are not in compliance with the filing requirements for continued listing under Nasdaq Marketplace Rule 5250(c)(1). The Nasdaq notification was issued due to our failing to file our Annual Report on Form 20-F for the year ended December 31, 2011 with the SEC within the required time period. Nasdaq provided us until August 15, 2011 to submit a plan to regain compliance, and we submitted our plan to regain compliance on August 14, 2011. On September 8, 2011, we received a letter from Nasdaq stating that based on the review of public documents and the plan to regain compliance provided by us, Nasdaq’s staff determined that providing us until December 31, 2011 to file its Annual Report on Form 20-F for the period ended December 31, 2011 was not warranted, and that our securities would be delisted from Nasdaq on September 19, 2011, unless we appealed the determination. We appealed the staff determination regarding the delisting of our securities, and on October 4, 2011 our securities were suspended from trading pending the final determination of the appeal. On November 2, 2011 we received a letter from Nasdaq stating that, in addition to the Company not being in compliance with Listing Rule 5250(c)(1), Nasdaq determined that certain trading activity in the Company’s ordinary shares raised public interest concerns pursuant to Nasdaq Listing Rule 5101. On December 1, 2011, we attended an oral appeal hearing with Nasdaq. On January 18, 2012, we received the Nasdaq Hearings Panel’s decision to deny our appeal for continued listing on Nasdaq. We did not further appeal the Panel’s decision. As a result, our ordinary shares have been delisted from the NASDAQ Capital Market and began to be quoted on the OTC Bulletin Board under the symbol AUTCF.OB since February 28, 2012.

Prior to February 28, 2012, the ordinary shares had been quoted on the OTC Pink Market since October 4, 2011 under the symbol AUTC.PK.

Prior to October 4, 2011, the ordinary shares had been traded on the NASDAQ Capital Market since October 5, 2009 under the symbol AUTC. Prior to October 5, 2009, the ordinary shares had been quoted on the OTC Bulletin Board since March 28, 2008. Prior to March 28, 2008, AutoChina’s ordinary shares did not trade on any market or exchange.

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

On July 16, 2010, Kaiyuan Auto Trade, as Borrower, an indirect wholly-owned subsidiary of AutoChina, entered into a loan agreement, which loan we refer to as the CITIC Loan, with China Citic Bank, Shijiazhuang, Hebei Province Branch, or CITIC Lender.  Pursuant to the CITIC Loan, Borrower borrowed RMB80 million from CITIC Lender. The CITIC Loan was fully drawn on July 19, 2010. The CITIC Loan bears interest at 5.31% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. The CITIC Loan was renewed on July 5, 2011. The obligations of the Borrower under the CITIC Loan are secured by a pledge agreement by and between by Chuangjie Trading, an indirect wholly-owned subsidiary of the Company, and CITIC Lender dated July 16, 2010, which provides CITIC Lender a security interest in up to RMB377 million in Chuangjie Trading‘s right to certain truck lease fees. After the renewal, the CITIC Loan will bear interest at 7.2565% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. Other terms are remaining unchanged and the Borrower will begin the repayment on July 5, 2012.

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

On February 16, 2011, the Company and Honest Best entered into a letter agreement amending the Earn-out provisions of the share exchange agreement dated February 4, 2009 by which the Company completed its initial business combination in April 2009.  The amendment eliminates the Earn-out provision after the conclusion of the Company’s fiscal year ending December 31, 2011 and also modifies the provision for the years ending December 31, 2011 and December 31, 2011, such that the Company must achieve a threshold of over 70% EBITDA growth in either respective year in order for Honest Best to receive any earn-out compensation. On September 26, 2011, the Company and Honest Best entered into another letter agreement to cancel the Earn-out for fiscal year 2011.

On January 30, 2011, Borrower entered into a loan agreement with CITIC Lender that matured on October 9, 2011 and was renewed on that date. Pursuant to the loan agreement, Borrower borrowed RMB170 million from CITIC Lender. The obligations of the Borrower under the loan with CITIC Lender is secured by the properties owned by an affiliate, Hebei Kaiyuan, and a pledge agreement by and between by Chuangjie Trading and CITIC Lender which provides CITIC Lender a security interest in Chuangjie Trading’s right to certain truck lease fees. After the renewal of the loan on October 9, 2011, the loan bears interest at 7.872% per annum (it was 6.391% originally), adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. Other terms remain unchanged and the loan matures on September 4, 2012.

On March 9, 2011, Hebei Xuhua Trading, a VIE of the Company, entered into a loan agreement with CITIC Lender.  Pursuant to the loan agreement, Hebei Xuhua Trading borrowed RMB150 million from CITIC Lender. The loan was fully drawn on March 9, 2011. The loan bears interest at 6.666% per annum, payable monthly. The loan matures on March 9, 2012.   The loan is guaranteed by Chuangjie Trading, a subsidiary of the Company and beneficiary of the trust account established between the Company and CITIC Group pursuant to the Company commercial vehicle financing structure. The total trust assets are currently approximately RMB 1.8 billion.

On March 29, 2011, Fancy Think Limited, an indirect wholly-owned subsidiary of the Company, entered into an advance agreement with Honest Best, pursuant to which Fancy Think Limited received a short-term loan in the amount of $61,570,000 from Honest Best. The loan initially bears interest at 3.95% per annum, is unsecured and will be repaid in full on demand by Honest Best. On September 1, 2011, Honest Best and Fancy Think Limited entered into a supplementary agreement to increase the interest rate to 8.00% per annum beginning October 1, 2011.

On June 29, 2011, Ganglian Finance Leasing Co., Ltd., an indirect wholly-owned subsidiary of the Company (“Ganglian Finance Leasing”), entered into an agreement providing for a RMB65 million line of credit facility with CITIC Lender.  This facility is guaranteed by Chuangjie Trading, which secured its right to certain truck lease fees.

On September 23, 2011, Hebei Xuhua Trading, entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Hebei Xuhua Trading borrowed RMB50 million from CITIC Lender. The loan was fully drawn on September 26, 2011. The loan bears interest at 7.872% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. The loan is guaranteed by Chuangjie Trading which secured its right to certain truck lease fees, and matures on September 4, 2012.

On September 23, 2011, Chuanglian, a subsidiary of the Company, entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Chuanglian borrowed RMB50 million from CITIC Lender. The loan was fully drawn on September 26, 2011. The loan bears interest at 7.872% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. The loan is guaranteed by Chuangjie Trading which secured its right to certain truck lease fees, and matures on September 26, 2012.

On September 26, 2011, Chuangjie Trading guaranteed a loan issued by CITIC Lender to an affiliate of the Company’s Chairman Mr. Yong Hui Li in the amount of RMB20 million, and such affiliate lent RMB20 million to Kaiyuan Auto Trade on the same terms as the original loan from CITIC Lender to the affiliate, which loan we refer to as the New Affiliate Loan. The term of the New Affiliate Loan is from September 26, 2011 until September 25, 2012. The New Affiliate Loan bears interest at 8.20% per annum, which is adjustable in connection with the base rate established by the People’s Bank of China, and payable in one lump sum upon repayment of the principal.

On October 8, 2011, Kaiyuan Auto Trade entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB70 million from CITIC Lender. The loan was fully drawn on October 9, 2011. The loan bears interest at 7.872% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. The loan is guaranteed by Chuangjie Trading which secured its right to certain truck lease fees, and matures on September 4, 2012.

On October 8, 2011, Kaiyuan Auto Trade entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB100 million from CITIC Lender. The loan was fully drawn on October 9, 2011. The loan bears interest at 7.872% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. The loan is guaranteed by Chuangjie Trading which secured its right to certain truck lease fees and secured by the properties owned by Kaiyuan Real Estate, and matures on September 4, 2012.

On December 14, 2011, Ganglian Finance Leasing entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Ganglian Finance Leasing borrowed RMB50 million from CITIC Lender. The loan was fully drawn on December 14, 2011. The loan bears interest at 8.528% per annum and payable monthly. The loan is guaranteed by Chuangjie Trading which secured its right to certain truck lease fees, and matures on December 14, 2012.

On February 28, 2012, Kaiyuan Auto Trade entered into a loan agreement, we refer to as the new ICBC Loan, with Industrial and Commercial Bank of China, Hebei Province Branch, or ICBC Lender, to renew a 1-year bank borrowing of RMB34 million. The loan will bear interest at 8.528% per annum and payable monthly. The new ICBC Loan is secured by certain receivables to which Kaiyuan Auto Trade is entitled. It was fully drawn on February 29, 2012 and matures on February 27, 2013.

Except for above, as of February 29, 2012, the Company has not entered into any other material contracts.

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

Based on the composition of the assets and income of us and our subsidiaries for our 2011 taxable year, we may be treated as a PFIC for our 2011 taxable year. However, since we have not performed a definitive analysis with respect to our PFIC status for our 2011 taxable year, there can be no assurance with respect to our status as a PFIC for such taxable year. There also could be no assurance with respect to our PFIC status for any future taxable year. If we are treated as a PFIC for our 2011 or 2012 taxable year, we likely would be treated as a PFIC for our 2010 taxable year. U.S. Holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules.

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

On January 27, 2012, the Company’s board of directors declared a 3-for-2 stock split for the ordinary shares in the form of a stock dividend and paid on February 16, 2012, to all ordinary shareholders of record as of the close of business on February 8, 2012. However, FINRA subsequently determined that the Stock Dividend could not be distributed to street name holders through the Depository Trust Company, Since we did not wish the record holders to be enriched at the expense of the street name holders, on March 21, 2012, our board of directors determined to cancel the Stock Dividend and authorized us to request the record holders to return the shares issued pursuant to the Stock Dividend for cancellation. All record holders have returned such shares.

As of February 29, 2012, there had been no other changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities had not been altered by the issuance or modification of any other class of securities.

There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the December 31, 2011. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2011 were not effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the criteria established in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was not effective as of December 31, 2011 due to the presence of a material weakness.

In our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011, we determined that we had a material weakness related to the lack of requisite U.S. GAAP experience of our finance team, including those primarily responsible for the preparation of our books and records and financial statements. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. We intend to remedy the material weakness as discussed below.

Our registered public accounting firm, Marcum Bernstein & Pinchuck LLP, which audited our financial statements included in this annual report on Form 20-F has issued an attestation report on management’s assessment of our internal control over financial report. Such attestation report is provided in full below.

C.	Attestation Report of the Registered Public Accounting Firm

To the Audit Committee of the

Board of Directors and Shareholders

of AutoChina International Limited and Subsidiaries

We have audited AutoChina International Limited and Subsidiaries’ (the "Company") internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management Annual Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

Material weakness related to financial reporting process:

The Company did not have a trained accounting personnel with expertise in GAAP to ensure that complex material and/or non-routine transactions are properly reflected in the consolidated financial statements

This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements for the fiscal year ended December 31, 2011, and this report does not affect our report dated April 5, 2012.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2011and 2010 and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2011, and our report dated April 5, 2012 expressed an unqualified opinion on those financial statements.

/s/ Marcum Bernstein & Pinchuk llp

New York, New York

April 5, 2012

D.	Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

It should be noted that while our disclosure controls and procedures as of December 31, 2011 were designed at the reasonable assurance level, our management does not expect that our disclosure controls and procedures or internal financial controls, even once the material weakness described above is remediated, will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

We intend to remedy the material weakness described above by engaging an external consulting firm with significant U.S. GAAP experience to review the preparation of our financial statements in February 2012. Although the material weakness has not been remedied for the fiscal year ended December 31, 2011, we have engaged the consulting firm to review the preparation of our financial statements in February 2012 and engaged them to provide structural U.S. GAAP training to our current personnel in mid-2012.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Mr. James Cheng-Jee Sha is an audit committee financial expert and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B.	CODE OF ETHICS

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Marcum Bernstein & Pinchuk LLP, PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PricewaterhouseCoopers “), Crowe Horwath LLP and UHY LLP for fiscal years ended December 31, 2011 and 2010:

	December 31, 2011	December 31, 2010

Audit Fees – Marcum Bernstein & Pinchuk LLP	$529,564	$469,613
Audit Fees – PricewaterhouseCoopers	256,144	469,613
Audit-Related Fees –Crowe Horwath LLP	92,500	27,400
Audit-Related Fees –PricewaterhouseCoopers	51,852	—
Audit-Related Fees – UHY LLP	—	8,350
Tax Fees	—	3,700
All Other Fees	—	—
Total Fees	$930,060	$978,676

Audit Fees

Marcum Bernstein & Pinchuk audit fees for 2011 and 2010 consist of the audits of our financial statements for the year ended December 31, 2011 and 2010 and the reviews of our interim financial statements included in 6-K filings for 2011.

PricewaterhouseCoopers audit fee for 2011 consist of fees related to the reviews of our interim financial statements included in 6-K filings for 2011. PricewaterhouseCoopers audit fees for 2010 consist of fees related to the audit of our financial statements for the year ended December 31, 2011 and fees for the reviews of our interim financial statements included in 6-K filings for 2011.

Audit-Related Fees

Other than the fees described under the caption “Audit Fees” above, Marcum Bernstein & Pinchuk did not bill any fees for services rendered to us during fiscal year 2011 and 2010 for assurance and related services in connection with the audit or review of our financial statements.

In 2011, PricewaterhouseCoopers billed $51,852 for Audit-Related services in connection with the Company’s response letters to SEC comment letters on the 2009 Annual Report on Form 20-F filed in 2010.

In 2010, Crowe Horwath LLP billed $27,400 for Audit-Related services in connection with the Company’s registration statement on Form F-3 initially filed in 2009.

UHY LLP was AutoChina’s auditor prior to the completion of our acquisition of ACG in April 2009. In 2010, UHY LLP billed $8,350 for Audit-Related services in connection with the Company’s registration statement on Form F-3 and Form F-1 initially filed in 2009.

Tax Fees

The aggregate fees billed by Crowe Horwath LLP for professional services rendered for tax compliance and tax advice for the Company’s balance sheet at December 31, 2009 included in our Annual Report on Form 20-F filled with the SEC on March 22, 2010, were $3,700. There were no fees billed by Crowe Horwath LLP for tax services.

All Other Fees

There were no fees billed by Marcum Bernstein & Pinchuk, PricewaterhouseCoopers Zhong Tian CPAs Limited Company or Crowe Horwath LLP for other professional services rendered during fiscal years ended December 31, 2011 and 2010.

Pre-Approval of Services

Before we engage our external auditors to render audit or non-audit services, the engagement is pre-approved by our audit committee.  Our audit committee reviews our external auditors’ engagements letters for audit and non-audit services.  All of the services provided by our external auditors for the fiscal years 2011 and 2010 were pre-approved by the audit committee in this manner.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Prior to the warrant redemption in December 2009, the Company and its affiliates had repurchased 2,432,892 public warrants from the open market for an aggregate of $1,027.

On August 3, 2010, AutoChina’s Board of Directors authorized a share repurchase program under which the Company to repurchase its ordinary shares. Pursuant to the authorization of the Board of Directors, the Company was authorized to repurchase up to two million of its ordinary shares in the open market at prices below $35.00 per share. In September and October 2010, AutoChina repurchased an aggregate of 64,100 shares of ordinary shares at the average price of $25.43 per share. The share repurchase program expired on February 2, 2011 and a total of 64,100 ordinary shares were repurchased for an aggregate of $1,627. No shares were repurchased in the year ended December 31, 2011.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 31, 2010, the audit committee (the “Audit Committee”) of the board of directors of AutoChina approved the dismissal of Crowe Horwath LLP as the Company’s independent registered public accounting firm and the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”) to serve as the Company’s independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ended December 31, 2010. We notified Crowe Horwath LLP of their dismissal on April 5, 2010, and engaged PwC on April 13, 2010.

During the fiscal year ended December 31, 2009 and through April 13, 2010, neither the Company nor anyone on its behalf consulted PricewaterhouseCoopers Zhong Tian CPAs Limited Company regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that PricewaterhouseCoopers Zhong Tian CPAs Limited Company concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 16F of Form 20-F) or a reportable event (as defined in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F).

Crowe Horwath LLP’s reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2008 and December 31, 2009 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal year ended December 31, 2009 and through April 5, 2010, the Company did not have any disagreements with Crowe Horwath LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Crowe Horwath LLP, would have caused them to make reference thereto in their report on the financial statements for such years.

The Company provided Crowe Horwath LLP with a copy of the above disclosures, and requested that Crowe Horwath LLP furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made above. A copy of Crowe Horwath LLP's letter dated April 26, 2010 is attached hereto as Exhibit 15.1.

On September 16, 2011, the Audit Committee of AutoChina approved the appointment of Marcum Bernstein & Pinchuk, LLP (“MBP”) as the Company’s independent registered public accounting firm. During the two fiscal years ended December 31, 2010 and through September 16, 2011, neither the Company nor anyone on its behalf consulted MBP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that MBP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 16F of Form 20-F) or a reportable event (as defined in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F).

On September 16, 2011, the Audit Committee approved the dismissal of PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”) as the Company’s independent registered public accounting firm. We notified PwC of their dismissal on September 16, 2011.

Since PwC was engaged as the Company’s independent registered public accounting firm for the audit for the fiscal year ended December 31, 2010, and through the date of their dismissal by the Audit Committee, PwC had not completed any audit or issued any reports on the financial statements of the Company for such period, or any other period.

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

During the course of the audit of the financial statements for the year ended December 31, 2010, PwC discussed with the Company the accounting treatment of the earn-out provision contained in the share exchange agreement in respect of the acquisition of ACG in April 2009, and the Company sought guidance from the Office of the Chief Accountant of the Securities and Exchange Commission regarding this matter.

During the course of the audit of the financial statements for the year ended December 31, 2010, PwC advised the Audit Committee that its audit scope needed to be expanded (and was not expanded due to PwC's dismissal) and an independent investigation was warranted (such investigation was not conducted) in relation to information in the areas described below, which information, if further investigated and concluded in a manner adverse to the Company, might impact the fairness or reliability of the Company's financial statements, or cause PwC to be unwilling to complete its audit of the Company's financial statements:

A.           Related Party Transactions in 2010:  PwC recommended that the Audit Committee launch an independent investigation into three vehicle purchase transactions with a related party that took place in 2011, along with the related bank loans obtained to finance them. These purchases were all subsequently cancelled and resulted in no expense to the Company. PwC was concerned that if the Company did not intend to complete the vehicle purchase transactions or they otherwise lacked substance, there would be questions as to whether the Company’s presentation of the transactions to the bank as the basis for the bank’s granting and monitoring of the loans was appropriate. PwC was also concerned that the Company’s representations to it, as auditors, may have been inappropriate.  PwC was also concerned that, if the related party transactions were not recorded in the Company’s financial statements and/or otherwise properly reflected in the Company’s books and records, the Company may not have complied with its books and records and internal controls obligations. Finally, PwC was concerned that, if the vehicle purchase transactions did, in fact, have substance, its related-party transaction disclosures, related internal control disclosures and disclosure to PwC, as auditors, may nonetheless have been incorrect. PwC was also concerned whether, in light of these three vehicle purchase transactions, other undisclosed related party transactions may have taken place. The Audit Committee has conducted an internal investigation into these three vehicle purchase transactions, including retaining PRC counsel to review and opine on the transactions, and believes that no impropriety took place.  The Audit Committee has made available to PwC all materials relating to its internal investigation. PwC disagreed with the conclusions of the Audit Committee about the adequacy of the scope of procedures carried out in its investigation, and considered the investigation carried out by the Audit Committee as insufficient to address the concerns PwC identified.

B.           Disclosure of Transactions in the Company’s Stock by Affiliates: At the request of PwC, the Company made available to PwC documents related to the SEC’s investigation that the Company disclosed in its Form 6-K furnished on June 30, 2011, including SEC deposition transcripts. After reviewing such SEC deposition transcripts, PwC indicated a concern that the Company and/or affiliates of the Company may have directly or indirectly funded transactions in the Company’s securities to artificially inflate the trading volume of the Company’s securities and that certain employees of the Company including senior management may have engaged in insider trading.  PwC recommended that the Audit Committee launch an independent investigation into such matters and to determine if any such activity had occurred.  The Audit Committee conducted an internal investigation into these allegations and concluded that there was insufficient evidence to support such allegations, and that conducting a full independent investigation would not be beneficial because the independent investigator would not have access to any more information than what the Audit Committee currently has access to.  PwC disagreed with the conclusions of the Audit Committee about the adequacy of the scope of procedures carried out in its investigation, the independence of counsel who assisted in such investigation, and considered the investigation carried out by the Audit Committee as insufficient under the circumstances.  PwC also raised concerns regarding a loan from our Chairman and CEO to our CFO for the purpose of purchasing Company stock and disclosures related thereto.  The Audit Committee is aware of the loan, but does not believe any disclosure of the loan on the part of the Company was necessary because the Company is not a party to such transaction, and believes that the shares were purchased by such officer for his own account and that such officer is the ultimate beneficial owner of the shares.

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

The Company provided PwC with a copy of the above disclosures, and requested that PwC furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made above. The Company has filed a copy of PwC’s letter as Exhibit 15.4 of this Annual Report.

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

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Certificate of Incorporation (1)
1.2	Second Amended and Restated Memorandum and Articles of Association (2)
2.1	Specimen Ordinary Share Certificate (1)
4.1	Share Exchange Agreement (3)
4.2	Form of Indemnification Agreement (4)
4.3	Form of AutoChina International Limited 2009 Equity Incentive Plan (5)
4.4	Executive Employment Agreement between the Registrant and Yong Hui Li, dated April 9, 2009 (6)
4.5	Executive Employment Agreement between the Registrant and Johnson Lau, dated April 9, 2009 (6)
4.6	Executive Employment Agreement between the Registrant and Wei Xing, dated April 9, 2009 (6)
4.7	Executive Employment Agreement between the Registrant and Chen Lei, dated April 9, 2009 (6)
4.8	Executive Employment Agreement between the Registrant and Jason Wang, dated July 16, 2009 (7)
4.9	Business Operation Agreement between Hebei Shijie Kaiyuan Auto Trade Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (8)
4.10	Equity Pledge Agreement between Hebei Shijie Kaiyuan Auto Trade Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (8)
4.11	Option Agreement between Hebei Shijie Kaiyuan Auto Trade Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (8)
4.12	Services Agreement between Hebei Shijie Kaiyuan Auto Trade Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (8)
4.13	Voting Attorney Agreement between Hebei Shijie Kaiyuan Auto Trade Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (8)
4.14	Business Operation Agreement between Hebei Shijie Kaiyuan Logistics Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (8)
4.15	Equity Pledge Agreement between Hebei Shijie Kaiyuan Logistics Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (8)
4.16	Option Agreement between Hebei Shijie Kaiyuan Logistics Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (8)
4.17	Services Agreement between Hebei Shijie Kaiyuan Logistics Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (8)
4.18	Voting Attorney Agreement between Hebei Shijie Kaiyuan Logistics Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated November 26, 2008 (8)
4.19	Letter Agreement by and among AutoChina International Limited, Rodman & Renshaw, LLC, as Lead Placement Agent, and Chardan Capital Markets, LLC, dated March 3, 2010 (10)
4.20	Form of Securities Purchase Agreement, dated March 23, 2010 (10)
4.21	Summary of Loan Agreement, by and between Shijie Kaiyuan Auto Trade and CITIC Shijiazhuang Branch, dated July 16, 2010 (14)

4.22	Summaries of Domestic Factoring Agreements dated from July 30, 2010 to August 23, 2010 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch (14)
4.23	Summary of Lease Securitization Agreement, by and between Chuangjie Trading and Citic Trust Co., Ltd., dated October 28, 2010 (14)
4.24	Letter Agreement, by and between AutoChina International Limited and Honest Best Int’l Ltd. dated February 16, 2011 (12)
4.25	Advance Agreement dated March 29, 2011 between Fancy Think Limited and Honest Best Int’l Limited (14)
4.26	Summary of Loan Agreement dated January 30, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch (13)
4.27	Summary of Loan Agreement dated January 30, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch (13)
4.28	Summary of Loan Agreement dated March 7, 2011 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch (13)
4.29	Summary of Loan Agreement dated June 28, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch (13)
4.30	Summary of Loan Agreement dated September 23, 2011 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch (13)
4.31	Summary of Loan Agreement dated September 23, 2011 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (13)
4.32	Summary of Loan Agreement dated October 8, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch (13)
4.33	Summary of Loan Agreement dated October 8, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch (13)
4.34*	Summary of Loan Agreement dated December 14, 2011 between Ganglian Finance Leasing Co., Ltd. and ICBC Bank Hebei Branch
4.35	Summary of Maximum Pledge Contract dated July 16, 2010 between Hebei Chuangjie Trading Co., Ltd. and CITIC Shijiazhuang Branch (13)
4.36	Summary of Maximum Pledge Contract dated June 29, 2011 between Hebei Chuangjie Trading Co., Ltd. and CITIC Shijiazhuang Branch (13)
4.37	Summary of Maximum Pledge Contract dated June 28, 2011 between Hebei Chuangjie Trading Co., Ltd. and CITIC Shijiazhuang Branch (13)
4.38	Summary of Maximum Pledge Contract dated March 7, 2011 between Hebei Chuangjie Trading Co., Ltd. and CITIC Shijiazhuang Branch (13)
4.39	Summary Maximum Pledge Contract dated September 23, 2011 between Hebei Chuangjie Trading Co., Ltd. and CITIC Shijiazhuang Branch (13)
4.40	Summary of Maximum Mortgage Contract dated January 28, 2011 between Hebei Kaiyuan Real Estate Developing Co., Ltd. and CITIC Shijiazhuang Branch (13)
4.41	Summary of Comprehensive Facility Contract dated January 28, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch (13)
4.42	Summary of Comprehensive Facility Contract dated June 29, 2011 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (13)
4.43	Summary of Bankers’ Acceptance Amount Agreement dated June 29, 2011 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (13)
4.44	Summary of Security Agreement dated June 29, 2011 between CITIC Shijiazhuang Branch and Ganglian Finance Leasing Co., Ltd. (13)
4.45	Summary of Domestic Factoring Agreement dated May 25, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch (13)
4.46	Summary of Domestic Factoring Agreement dated June 3, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch (13)
4.47	Summary of Domestic Factoring Agreement dated June 8, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch (13)
4.48	Summary of Domestic Factoring Agreement dated June 16, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch (13)

4.49	Summary of Domestic Factoring Agreement dated June 14, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch (13)
4.50	Summary of Domestic Factoring Agreement dated June 24, 2011 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch (13)
4.51*	Summary of Domestic Factoring Agreement dated February 28, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch
4.52	Summary of Loan Agreements dated August 26, 2010 between Shijie Kaiyuan Auto Trade Co., Ltd. and Hua Xia Bank Shijiazhuang Branch (13)
4.53	Summary of Loan Agreements dated November 1, 2010 between Shijie Kaiyuan Auto Trade Co., Ltd. and Hua Xia Bank Shijiazhuang Branch (13)
4.54	Summary of Loan Agreement dated July 19, 2010 between Hebei Chuangjie Trading Co., Ltd. and Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. (13)
8.1*	Subsidiaries of the Registrant
11	Code of Ethics (9)
12.1*	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter from Crowe Horwath LLP dated April 26, 2010 (11)
15.2*	Consent of Crowe Horwath LLP, independent registered public accounting firm
15.3*	Consent of Marcum Bernstein & Pinchuk LLP, independent registered public accounting firm
15.4	Letter from PricewaterhouseCoopers Zhong Tian CPAs Limited Company dated December 2, 2011 (14)
101*	Interactive Data File

*	Filed herewith.
(1)	Incorporated by reference to AutoChina’s Registration Statement, filed with the SEC on Form S-1 dated February 4, 2008.
(2)	Incorporated by reference to Registration Statement on Form F-1, filed with the SEC on Form F-1 filed May 29, 2009.
(3)	Incorporated by reference to Annex C to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(4)	Incorporated by reference to Schedule N to Annex C to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(5)	Incorporated by reference to Annex E to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(6)	Incorporated by reference to AutoChina's Report of Foreign Private Issuer on Form 6-K, filed with the SEC on May 29, 2009.
(7)	Incorporated by reference to AutoChina’s Report of Foreign Private Issuer on Form 6-K, filed with the SEC on July 21, 2009.
(8)	Incorporated by reference to AutoChina's Registration Statement on Form F-1/A, filed with the SEC on August 10, 2009.
(9)	Incorporated by reference to AutoChina’s Annual Report, filed with the SEC on Form 20-F filed June 9, 2009.
(10)	Incorporated by reference to AutoChina's Report of Foreign Private Issuer on Form 6-K, filed with the SEC on March 24, 2010.
(11)	Incorporated by reference to AutoChina's Report of Foreign Private Issuer on Form 6-K, filed with the SEC on April 26, 2010.
(12)	Incorporated by reference to AutoChina's Report of Foreign Private Issuer on Form 6-K, filed with the SEC on February 16, 2011.
(13)	Incorporated by reference to AutoChina's Annual Report on Form 20-F, filed with the SEC on November 30, 2011.
(14)	Incorporated by reference to AutoChina's Amendment No. 1 to the Annual Report on Form 20-F/A, filed with the SEC on December 6, 2011.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUTOCHINA INTERNATIONAL LIMITED

April 5, 2012	By:	/s/ Yong Hui Li
Yong Hui Li
Chief Executive Officer

April 5, 2012	By:	/s/ Jason Wang
Jason Wang
Chief Financial Officer

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Audit Committee of the

Board of Directors and Shareholders of

AutoChina International Limited and Subsidiaries

We have audited the accompanying consolidated balance sheets of AutoChina International Limited and Subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial positions of the Company as of December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 5, 2012, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of the existence of a material weakness.

/s/ Marcum Bernstein & Pinchuk llp

New York, New York

April 5, 2012

  Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of AutoChina International Limited and Subsidiaries

We have audited the accompanying consolidated statements of operation and comprehensive income (loss), shareholders’ equity, and cash flows of AutoChina International Limited and Subsidiaries (the “Company”) for the year ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of the Company’s operations and its cash flows for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

As described in Note 1 to the consolidated financial statements, the Company has reclassified revenues and expenses and cash flows related to a disposed segment of the Company as discontinued operations in 2009.

Sherman Oaks, California	/s/ Crowe Horwath LLP
March 22, 2010
(except for Note 11, as to which the date is November 30, 2011)

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	December 31,
	2011	2010

ASSETS
Current assets
Cash and cash equivalents	$43,019	$30,931
Restricted cash	159	—
Accounts receivable, net of provision for doubtful accounts of $4,830 and $1,464, respectively	25,357	22,101
Inventories	2,529	1,412
Deposits for inventories	105	1,004
Deposits for inventories, related party	14,539	—
Prepaid expenses and other current assets	12,096	8,113
Prepaid interest expenses, related parties	—	604
Due from an affiliate	—	9,000
Current maturities of net investment in direct financing and sales-type leases, net of provision for doubtful accounts of $714 and $281, respectively	329,111	282,108
Total current assets	426,915	355,273

Property, equipment and leasehold improvements, net	3,356	2,669
Deferred income tax assets	1,811	259
Net investment in direct financing and sales-type leases, net of current maturities	114,447	142,005

Total assets	$546,529	$500,206

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	December 31,
	2011	2010

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to AutoChina of $111,095 and $106,864 as of December 31, 2011 and 2010, respectively)	$149,979	$117,485
Long-term borrowings, current (including long-term borrowings, current of the consolidated VIEs without recourse to AutoChina of $44,438 and nil as of December 31, 2011 and 2010, respectively)	44,438	—
Accounts payable (including accounts payable of the consolidated VIEs without recourse to AutoChina of $112 and $408 as of December 31, 2011 and 2010, respectively)	404	911
Accounts payable, related parties (including accounts payable, related parties of the consolidated VIEs without recourse to AutoChina of nil and $16,202 as of December 31, 2011 and 2010, respectively)	—	16,202
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to AutoChina of $4,415 and $5,626 as of December 31, 2011 and 2010, respectively)	13,652	7,425
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to AutoChina of $3,244 and nil as of December 31, 2011 and 2010, respectively)	35,661	77,295
Customer deposits (including customer deposits of the consolidated VIEs without recourse to AutoChina of $508 and $1,014 as of December 31, 2011 and 2010, respectively)	1,152	1,198
Income tax payable (including income tax payable of the consolidated VIEs without recourse to AutoChina of $1,548 and $7,012 as of December 31, 2011 and 2010, respectively)	2,799	7,147
Deferred income tax liabilities (including deferred income tax liabilities of the consolidated VIEs without recourse to AutoChina of $4,764 and $192 as of December 31, 2011 and 2010, respectively)	8,162	192
Total current liabilities	256,247	227,855

Noncurrent liabilities
Long-term borrowings (including long-term borrowings of the consolidated VIEs without recourse to AutoChina of nil and $42,485 as of December 31, 2011 and 2010, respectively)	—	42,485
Earn-out obligation	—	73,100
Total liabilities	256,247	343,440

Commitment and Contingencies

Shareholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 50,000,000 shares; issued and outstanding – 23,538,919 shares and 19,615,766 shares at December 31, 2011 and 2010, respectively	24	20
Additional paid-in capital	379,952	286,642
Statutory reserves	13,016	6,272
Accumulated losses	(124,349)	(143,735)
Accumulated other comprehensive income	21,639	7,567
Total shareholders’ equity	290,282	156,766

Total liabilities and shareholders’ equity	$546,529	$500,206

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands except share and per share data)

	Years ended December 31,
	2011	2010	2009

Revenues
Commercial vehicles	$505,618	$558,004	$308,800
Finance and insurance	92,476	59,405	16,654
Agency services, related parties	—	664	—
Total revenues	598,094	618,073	325,454

Cost of sales
Commercial vehicles	86,055	419,383	227,674
Commercial vehicles, related parties	404,572	110,728	64,999
Total costs of sales	490,627	530,111	292,673

Gross profit	107,467	87,962	32,781

Operating expenses (income)
Selling and marketing	8,055	6,260	2,946
General and administrative	27,198	17,590	6,800
Interest expense	15,920	10,512	1,032
Interest expense, related parties	3,020	6,945	2,776
Other income, net	(3,415)	(789)	(602)
Total operating expenses	50,778	40,518	12,952

Income from operations	56,689	47,444	19,829

Other income (expense)
Loss on change in fair value of earn-out obligation	(17,300)	(100,400)	(89,500)
Interest income	160	433	49
Accretion of share repurchase obligations	—	—	(535)
Acquisition-related costs	—	—	(295)
Other income (expense), net	(17,140)	(99,967)	(90,281)

Income (loss) from continuing operations before income taxes	39,549	(52,523)	(70,452)

Income tax provision	(13,419)	(10,369)	(3,828)
Income (loss) from continuing operations	26,130	(62,892)	(74,280)

Income from discontinued operations, net of taxes of nil, nil and $3,904, respectively	—	—	9,695
Gain on disposal of discontinued operations, net of taxes	—	—	5,675
Realization of foreign currency translation gain relating to discontinued operations	—	—	5,717
Income from discontinued operations	—	—	21,087

Net income (loss)	$26,130	$(62,892)	$(53,193)
Foreign currency translation adjustment	14,072	6,894	148
Realization of foreign currency translation gain relating to discontinued operations	—	—	(5,717)

Comprehensive income (loss)	$40,202	$(55,998)	$(58,762)

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) – Continued

(in thousands except share and per share data)

	Years ended December 31,
	2011	2010	2009

Earnings (loss) per share
Basic
Continuing operations	$1.11	$(3.42)	$(8.26)
Discontinued operations	—	—	2.34
	$1.11	$(3.42)	$(5.92)
Diluted
Continuing operations	$1.11	$(3.42)	$(8.26)
Discontinued operations	—	—	2.34
	$1.11	$(3.42)	$(5.92)

Weighted average shares outstanding
Basic	23,538,919	18,415,305	8,991,491
Diluted	23,612,398	18,415,305	8,991,491

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(in thousands except share data)

								Accumu-
								lated
							(Accumu-	Other	Total
			Additional				lated Loss)	Compre-	Share-
	Ordinary Shares		Paid-in	Treasury Stock		Statutory	Retained	hensive	holders’
	Shares	Amount	Capital	Shares	Amount	Reserves	Earnings	Income	Equity

Balance, December 31, 2008	8,606,250	$9	$35,912	—	—	$1,057	$17,475	$6,185	$60,638
Shares issued in connection with reverse merger transaction	2,110,470	2	(2,144)	—	—	—	—	—	(2,142)
Repurchase of 2,432,892 public warrants for cash	—	—	(1,027)	—	—	—	—	—	(1,027)
Issuance of 279,000 shares for cashless exercise of 450,000 UPOs	279,000	—	—	—	—	—	—	—	—
Exercise of warrants	2,021,563	2	10,106	—	—	—	—	—	10,108
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	—	—	151	151
Income tax expense related to items of other comprehensive income	—	—	—	—	—	—	—	(3)	(3)
Settlement of share repurchase obligations	—	—	8,443	—	—	—	—	—	8,443
Stock-based compensation	—	—	517	—	—	—	—	—	517
Transfer	—	—	39,853	—	—	(741)	(39,169)	57	—
Deemed dividend of right to receive earn-out shares	—	—	(23,400)	—	—	—	—	—	(23,400)
Reclassification from liability of the obligation to issue shares for 2009 earn-out obligation	—	—	55,600	—	—	—	—	—	55,600
Realization of foreign currency translation gain relating to discontinued operations	—	—	—	—	—	—	—	(5,717)	(5,717)
Appropriations to statutory reserves	—	—	—	—	—	2,194	(2,194)	—	—
Net loss for the year ended December 31, 2009	—	—	—	—	—	—	(53,193)	—	(53,193)
Balance, December 31, 2009	13,017,283	$13	$123,860	—	$—	$2,510	$(77,081)	$673	$49,975

Shares issued for cash	2,000,000	2	66,240	—	—	—	—	—	66,242
Exercise of warrants	2,059,127	2	10,294	—	—	—	—	—	10,296
Shares issued to AutoChina Group Inc’s former shareholders for earn out shares	2,603,456	3	(3)	—	—	—	—	—	—
Share repurchase	—	—	—	(64,100)	(1,630)	—	—	—	(1,630)
Stock retired	(64,100)	—	(1,630)	64,100	1,630	—	—	—	—
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	—	—	6,894	6,894
Stock-based compensation	—	—	3,281	—	—	—	—	—	3,281
Reclassification from liability of the obligation to issue shares for 2010 earn-out obligation	—	—	84,600	—	—	—	—	—	84,600
Appropriations to statutory reserves	—	—	—	—	—	3,762	(3,762)	—	—
Net loss for the year ended December 31, 2010	—	—	—	—	—	—	(62,892)	—	(62,892)
Balance, December 31, 2010	19.615,766	$20	$286,642	—	$—	$6,272	$(143,735)	$7,567	$156,766

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY - Continued

(in thousands except share data)

								(Accumu-
								Lated
							Accumu-	Other	Total
			Additional				lated Loss)	Compre-	Share-
	Ordinary Shares		Paid-in	Treasury Stock		Statutory	Retained	hensive	holders’
	Shares	Amount	Capital	Shares	Amount	Reserves	Earnings	Income	Equity

Balance, December 31, 2010	19,615,766	$20	$286,642	—	$—	$6,272	$(143,735)	$7,567	$156,766
Shares issued to AutoChina Group Inc’s former shareholders for earn out shares	3,923,153	4	(4)	—	—	—	—	—	—
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	—	—	14,072	14,072
Stock-based compensation	—	—	2,914	—	—	—	—	—	2,914
Reclassification from liability of the obligation to issue shares for the amendment of earn-out provision	—	—	90,400	—	—	—	—	—	90,400
Appropriations to statutory reserves	—	—	—	—	—	6,744	(6,744)	—	—
Net income for the year ended December 31, 2011	—	—	—	—	—	—	26,130	—	26,130
Balance, December 31, 2011	23,538,919	$24	$379,952	—	$—	$13,016	$(124,349)	$21,639	$290,282

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	December 31,
	2011	2010	2009

Cash flow from continuing operating activities:

Net income (loss)	$26,130	$(62,892)	$(53,193)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Net income from discontinued operations	—	—	(9,695)
Gain on disposal of discontinued operations	—	—	(5,675)
Realization of foreign currency translation gain relating to discontinued operations	—	—	(5,717)
Loss on change in fair value of earn-out obligation	17,300	100,400	89,500
Depreciation and amortization	1,420	952	674
Provision for bad debts	4,271	1,447	298
Deferred income taxes	6,261	(959)	1,153
Stock-based compensation expenses	2,914	3,281	517
Accretion of share repurchase obligations	—	—	535

Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(5,997)	(20,263)	(1,550)
Notes receivable	—	222	(220)
Net investment in direct financing and sales-type leases	2,175	(194,490)	(193,218)
Inventories	(1,024)	(1,255)	1,115
Deposits for inventories	923	16,567	(16,960)
Deposits for inventories, related party	(14,177)	—	—
Prepaid expense and other current assets	(3,511)	(1,828)	(5,397)
Trade notes payable	—	(12,561)	12,450
Accounts payable	(536)	(2,756)	3,514
Accounts payable, related parties	—	16,104	—
Other payable and accrued liabilities	5,730	4,229	1,622
Customers deposits	(100)	(182)	1,309
Customers deposits, related party	—	—	(16,095)
Income tax payable	(4,568)	4,912	1,828

Net cash provided by (used in) continuing operating activities	37,211	(149,072)	(193,205)

Cash flow from continuing investing activities:

Purchase of property, equipment and leasehold improvements	(1,967)	(1,427)	(953)
(Increase) decrease) in restricted cash	(155)	12,561	(12,450)
Decrease (increase) in due from an affiliate	9,000	(9,000)	—
Proceeds from sale of consumer automotive dealership business	—	—	67,308
Cash relinquished upon sales of discontinued operations	—	—	(19,424)

Net cash provided by continuing investing activities	6,878	2,134	34,481

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

(in thousands)

	December 31,
	2011	2010	2009

Cash flow from continuing financing activities:

Proceeds from borrowings	189,850	220,028	8,788
Repayments of borrowings	(163,567)	(73,269)	(429)
Proceeds from affiliates	320,641	283,311	37,173
Repayment to affiliates	(364,175)	(245,988)	(5,280)
Increase in accounts payable, related parties	404,492	451,525	116,824
Repayment to accounts payable, related parties	(421,036)	(570,637)	(1,371)
Issue of shares on exercise of warrants	—	10,296	10,108
Issue of shares for cash, net of offering costs of $3,758	—	66,242	—
Shares repurchase	—	(1,630)	—
Cash acquired in reverse merger	—	—	1,697
Release of restricted cash held in escrow	—	—	4,987
Repurchase of warrants subsequent to closing of reverse merger	—	—	(449)

Net cash (used in) provided by continuing financing activities	(33,795)	139,878	172,048

Net cash provided by (used in) continuing operating, financing and investing activities	10,294	(7,060)	13,324

Cash flow of discontinued operations:

Cash used in provided by operating activities	—	—	(1,286)
Cash used in investing activities	—	—	(4,197)
Cash provided by financing activities	—	—	11,246

Net cash flow provided by discontinued operations	—	—	5,763

Effect of exchange rate fluctuation on cash and cash equivalents	1,794	1,223	275

Net increase (decrease) in cash and cash equivalents	12,088	(5,837)	19,362

Cash and cash equivalents, beginning of the year	30,931	36,768	17,406

Cash and cash equivalents, end of the year	$43,019	$30,931	$36,768

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

(in thousands)

	December 31,
	2011	2010	2009

Supplemental disclosure of cash flow information:
Continuing Operations
Interest paid	$14,607	$15,619	$3,633
Income taxes paid	$11,348	$6,189	$3,828

Discontinued Operations
Interest paid	$—	$—	$2,207
Income taxes paid	$—	$—	$3,904

Supplemental disclosure on non-cash continuing financing activities
Reclassification from liability of the obligation to issue shares for the amendments of earn-out provision to equity	$90,400	$84,600	$55,600
Settlement of share repurchase obligations	$—	$—	$8,443

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2011, 2010 and 2009

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

On February 4, 2009, the Company entered into a share exchange agreement with AutoChina Group Inc. (“ACG”) and the selling shareholder, Honest Best Int’l Ltd (“Honest Best”), which owned 100% of the issued and outstanding equity securities of ACG (the “Share Exchange Agreement”). On April 9, 2009, the Company acquired all of the outstanding securities of ACG, resulting in ACG becoming a wholly-owned subsidiary of the Company (the “Business Combination”). In conjunction with the acquisition, the Company subsequently changed its name to AutoChina International Limited. Pursuant to the original earn-out provision of the Share Exchange Agreement, the Company could have been required annually to issue to the former shareholder of ACG up to 20% of the number of ordinary shares outstanding as of December 31, for each year commencing on December 31, 2009, through December 31, 2013. The percentage of shares to be issued would have been determined based upon the Company’s financial results each year, measured in accordance with an established formula (see Note 11). On February 16, 2011, the Company reached an agreement with ACG’s former ultimate shareholder, Honest Best, to cancel the earn-out share provision of the share exchange agreement entered into in connection with the Business Combination for fiscal years after 2011. The reduction in the earn-out obligation from this modification to the earn-out share provision of the share exchange agreement was credited the amount of $75,000 directly to equity in the first quarter of 2011. On September 26, 2011, the Company agreed with Honest Best to cancel the Earn-out for fiscal year 2011. The reduction in the earn-out obligation from the second modification to the earn-out share provision of the share exchange agreement was credited the amount of $15,400 directly to equity in the third quarter of 2011.

At the time of the Business Combination and until December 2009, AutoChina consisted of two primary reportable segments: the commercial vehicle sales, servicing, leasing and support segment and the automotive dealership segment. In December 2009, the Company sold its consumer automotive dealership business. As of December 31, 2011, the Company's operations comprise a single reporting segment – commercial vehicle sales, servicing, leasing and support.

Prior to November 26, 2008, the Company’s business was mainly operated by four companies, Hebei Hua An Investment Co., Ltd, Hebei Huiyin Investment Co., Ltd, Hebei Shijie Kaiyuan Logistics Co., Ltd. and Shijie Kaiyuan Auto Trade Co., Ltd. (formerly known as Hebei Shijie Kaiyuan Auto Trade Co., Ltd.) (collectively referred to as the “Auto Kaiyuan Companies”) which are limited liability corporations established under the laws of the People’s Republic of China (the “PRC” or “China”). On November 26, 2008, through the Company’s wholly owned subsidiary, Hebei Chuanglian Finance Leasing Co., Ltd. (formerly known as Hebei Chuanglian Trade Co., Ltd. (“Chuanglian”)), the Company executed a series of contractual arrangements with the Auto Kaiyuan Companies and their shareholder (the “Enterprise Agreements”). Pursuant to the Enterprise Agreements, the Company had exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholders, and generally had control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies were considered variable interest entities (“VIEs”) and the Company was the primary beneficiary. The Company’s relationships with the Auto Kaiyuan Companies and their shareholder were governed by the Enterprise Agreements between Chuanglian and each of the Auto Kaiyuan Companies, which were the operating companies of the Company in the PRC. Until September 2009, the Company conducted its leasing business through Auto Kaiyuan Companies, and these VIEs held contractual rights of cash flows of leases initiated during that period, which cash flows ceased completely in November 2011 (26 months after the last lease initiated during that period). On December 14, 2009, the Company and the shareholder of Auto Kaiyuan Companies amended the contractual agreements to cancel the contractual arrangements with Hebei Hua An Investment Co., Ltd and Hebei Huiyin Investment Co., Ltd as a result of the Company’s disposal of consumer automotive dealership business.

Commencing in late September 2009, the Company began to implement a commercial vehicle financing structure through another VIE, Hebei Chuangjie Trading Co., Ltd. (“Chuangjie Trading”). Under this commercial vehicle financing structure, Chuangjie Trading engages CITIC Trust Co. Ltd. (“CITIC Trust” and the “Trustee”), a division of the CITIC Group, to act as trustee for a trust fund set up for the benefit of Chuangjie Trading (the “Trust Fund”). The Trustee was responsible for the management of the funds invested in the Trust Fund, and the Trust Fund was used to purchase commercial vehicles from the Company’s pre-existing VIE, Shijie Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”). Pursuant to the Trust Fund documents, each use of the Trust Fund (e.g. to purchase commercial vehicles) requires a written order to the Trustee from Chuangjie Trading. Under this commercial vehicle financing structure, the commercial vehicle purchase order is issued (upon completion of credit checks) by a local center to Chuangjie Trading who then instructs the Trustee to place the order for the vehicle with Kaiyuan Auto Trade. Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant local center enter into a Sale and Management Agreement, and the Trustee, relevant local center and customer lessee enter into a Lease and Management Agreement governing each commercial vehicle purchase. This structure allowed the Company to promote its leasing business by using the name of the Trustee, and enables it to utilize a lease securitization program with the Trustee, which provided an additional source of financing.

Under the Sale and Management Agreements and Lease and Management Agreements, the parties agreed that: (1) the Trustee will deliver the funds for the purchase of the commercial vehicle and instruct Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the local center will hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the local center transfers title to the vehicle to the lessee upon the lessee’s request. Under the Lease and Management Agreement, the Trust Fund is entitled to future receivables under a lease, while Chuangjie Trading is entitled to the economic benefits of the Trust Fund as the trust beneficiary. The change of commercial vehicle financing structure did not have a material effect on the Company’s financial position or results of operations.

In September 2010, the Company established a new wholly foreign owned enterprise in China, Ganglian Finance Leasing Co., Ltd., (“Ganglian Finance Leasing”), which is in the business of leasing commercial vehicles. In December 2010, the Company increased the paid-in capital of Ganglian Finance Leasing through its VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing from a wholly foreign-owned enterprise to a Chinese-foreign joint venture. Commencing in December 2010, the Company began leasing commercial vehicles directly through its subsidiaries, Chuanglian and Ganglian Finance Leasing. Under this new business model, Chuanglian and Ganglian Finance Leasing (the “Lessor”) purchased the commercial vehicles from Kaiyuan Auto Trade and Hebei Xuhua Trading Co., Ltd., VIEs of the Company, then leases the commercial vehicles to the customer lessees directly. The Lessor, the relevant local center and customer lessee enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreements, the parties agree that: (1) the local center will hold title to the commercial vehicle for the benefit of the Lessor for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center transfers title to the vehicle to the lessee upon the lessee’s request.

In June 2011, the Company’s subsidiary, Fancy Think Limited, acquired the remaining equity interest (30%) of Ganglian Finance Leasing from the Company’s VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing back to a wholly foreign-owned enterprise. On June 30, 2011, Kaiyuan Auto Trade transferred 100% of the equity interest of Chuangjie Trading, the beneficiary of the Trust Fund, to Ganglian Finance Leasing. As a result, Chuangjie Trading ceased to be a VIE and became a wholly owned subsidiary of the Company. Prior to and after the restructuring, all the assets and liabilities of Ganglian Finance leasing and Chuangjie Trading were fully consolidated and recorded at their carrying values in the consolidated financial statements. In September 2011, Fancy Think Limited transferred 10% equity interest of Chuanglian to Ganglian Finance Leasing. The restructuring transaction did not have a material impact on the Company’s consolidated financial statements.

Since November 2011, the Company ceased to engage CITIC Trust to act as an intermediary for new leases. However, CITIC Trust continues to serve as an intermediary for the existing leases until these leases are fully settled and expired. Thereafter, the Company operates the leasing business directly through its subsidiaries, Chuanglian and Ganglian Finance Leasing.

In October 2011, the Company established an insurance agency company, Shijie Kaiyuan Insurance Agency Co., Ltd (“Kaiyuan Insurance”) to act as a direct insurance agent across China. The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. Kaiyuan Insurance commenced its insurance operations in December 2011.

The Company also owns a store branch network in different regions of China to provide commercial vehicle sales and services which include leasing services, general support services, licensing and permit services, insurance services and registration services, to its lessee. As of December 31, 2011, the Company has 506 stores in 26 provinces or provincial-level regions.

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

The Company has accounted for the consumer automotive dealership business in the accompanying consolidated financial statements as a discontinued operation. Accordingly, revenues and expenses, and cash flows related to the consumer automotive dealership business have been appropriately reclassified in the accompanying consolidated financial statements as discontinued operations for the years ended December 31, 2009.

Additional information with respect to the sale of the consumer automotive dealership business is presented at Note 3.

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

 Currency Reporting

The Company uses U.S. dollars as its functional currency. The Company’s operations in China and Hong Kong use the local currencies - Renminbi (“RMB”) and Hong Kong dollar as its functional currencies whereas amounts reported in the accompanying consolidated financial statements and disclosures are stated in U.S. dollars, the reporting currency of the Company, unless stated otherwise. As such, the consolidated balance sheets of the Company have been translated into U.S. dollars at the current rates listed by the People’s Bank of China as of December 31, 2011 and 2010 and the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2011, 2010 and 2009 have been translated into U.S. dollars at the average rates during the periods the transactions were recognized. The resulting translation adjustments are recorded as other comprehensive income in the consolidated statement of operations and comprehensive income.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. As of December 31, 2011 and 2010, the majority of cash, including restricted cash, was in RMB on deposit in PRC financial institutions under the Company’s PRC VIEs and subsidiaries, which the management believes are of high credit quality. Cash remittance in or out of the PRC are subject to the PRC foreign exchange control regulations pursuant to which PRC government approval is required for the Company to receive funds from or distribute funds outside the PRC.

Restricted Cash

As of December 31, 2011 and 2010, the restricted cash was $159 and nil, respectively, which was a guarantee deposits required by China Insurance Regulatory Commission (“CIRC”) in order to protect insurance premium appropriation by insurance agency.

Accounts Receivable

Accounts receivable, which are unsecured, are stated at the amount the Company expects to collect from the value added services, such as the tires, fuel and insurance financing services, and the past due net investment in direct financing and sales-type leases. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. Recognition of income is suspended and a lease is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases are recorded against the receivable and then to any unrecognized income.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivable from sales of commercial vehicles and investment in direct financing and sales-type leases. Credit risk concentration with respect to accounts receivables and investments in leases is reduced because a large number of diverse customers over a wide geographic area make up the Company’s customer base.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the specific identification method to value commercial vehicles and the first-in, first-out method (“FIFO”) to account for parts inventories.  A reserve of specific inventory units and parts inventories is maintained where the cost exceeds the estimated net realizable value.

Deposits for Inventories

Deposits for inventories are cash advances made to automobile manufacturers and auto dealers for the purchase of commercial vehicles.

Property, Equipment and Leasehold Improvements

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. All depreciation is included in operating expenses on the accompanying consolidated statements of operations and comprehensive income (loss). Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the useful life of the related asset.

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

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the statements of operations and comprehensive income (loss) for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the periods presented.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash and cash equivalents, notes receivable, accounts receivable, accounts payable, due to affiliates, short-term borrowings and earn-out obligation. The earn-out obligation is adjusted to its fair value at each reporting date. The carrying amounts of the other items at December 31, 2011 and 2010 approximated their fair values because of the short maturity of these instruments or existence of variable interest rates, which reflect current market rates.

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

A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs are used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The following table presents assets and liabilities that are measured and recognized at fair value at December 31, 2011:

Description	Level 1	Level 2	Level 3	Total
Earn-out obligations	—	—	—	—

The following table presents assets and liabilities that are measured and recognized at fair value at December 31, 2010:

Description	Level 1	Level 2	Level 3	Total
Earn-out obligations	—	—	73,100	73,100

Lease Securitization Borrowings

Lease securitization borrowings are recorded as the liabilities of the Company upon the existence of obligation. According to the lease securitization program entered by the Company with the Trustee, the lease receivable (transferred assets) related to the lease securitization borrowing are not derecognized upon performing the securitization, since the asset derecognition criteria stated in ASC 860-20, “Sales of Financial Assets” are not met. Detailed guidelines to indicate the transferor has surrendered control over transferred assets if the following conditions are met: (i) if the transferred asset is legally isolated; (ii) if the transferee has the rights to pledge or exchange the transferred assets; and (iii) if the transferor does not maintain effective control over the transferred assets.

Treasury Stock

Treasury stock is ordinary shares repurchased by the Company and not cancelled. These shares are recorded at cost and result in a reduction of the shareholders’ equity on balance sheets. In August 2010, the board of directors authorized a stock repurchase program, pursuant to which the Company repurchased 64,100 ordinary shares from the open market for a total of $1,630. These repurchased shares were recorded as treasury stock before being retired. In December 2010, the Company retired the repurchased shares and charged the par value of the ordinary shares against additional paid-in capital. The share repurchase program expired in February 2011.

Comprehensive Income (Loss)

U.S. GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income or loss. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income or loss. The components of other comprehensive income or loss consist solely of foreign currency translation adjustments.

Commitments and Contingencies

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

Revenue Recognition

The Company recognized the new commercial vehicle lease financing arrangement as a sales-type lease.  For the new commercial vehicles financed by the Company, the Company recognized revenue when the following conditions are met: a) When the lease contract is signed, b) When the customer has taken possession of the vehicle, and c) Only if the collectability of owed amounts are reasonably assured. The Company recognizes revenue using the fair value of the commercial vehicles by reference to the retail market price of the vehicles. The Company also records the sale of the GPS tracking unit sold to the lessee upon the transfer of the title and delivery of the product. These sales revenues are recorded as “Commercial Vehicles”.

In addition, the Company recognized the second hand vehicle lease financing arrangement as a direct financing lease because it does not give rise to dealer’s profit or loss to the Company. The excess of aggregate lease rentals over the cost of the leased second hand vehicle constitutes the unearned lease income to be taken into income over the lease term by using the effective interest method.

A membership fee is charged to all lessees for the privilege of utilizing the Company’s store branch network for services which include general support services, licensing and permit services, insurance services and registration services. The membership fee is charged and collected by the Company when a direct financing and sales-type lease is signed. The Company records the amount as a deduction of minimum lease payment receivable. Revenue from our membership fee is deferred and recognized ratably over the term of the direct financing and sales-type lease. The difference between the gross investment in the lease (and the fair value of the commercial vehicles) is recorded as unearned income and amortized based on the effective interest rate method over the lease term. Management servicing fees are recognized when services are rendered. The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Insurance commission and agency income is recorded when the insurance contract is signed and the insurance premium is paid to the insurance company. Under the value added services (tires, fuel, insurance and second hand vehicles financing services), the Company provided one to three months revolving credit facilities to the eligible customers. Revenue from our tires, fuel and insurance services that is charged and collected at the beginning of the financing period is deferred and recognized ratably based on the effective interest rate method over the term of the financing period.

The membership fee, interest from direct financing and sales-type lease, management servicing fee, insurance commission and agency fee and revenues from tires, fuel and insurance financing services are recorded as “Finance and insurance”.

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

Cost of Sales

Cost of sales consists of the purchase price of the leased vehicle plus the direct labour costs of the operations.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses totaled approximately $16, $25 and $18 for the years ended December 31, 2011, 2010 and 2009, respectively, and are included in selling and marketing expense in the accompanying consolidated statements of income.

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

The Company recognizes interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The tax returns of the Company’s PRC VIEs and subsidiaries are subject to examination by the relevant tax authorities. The Company did not have any material interest or penalties associated with tax positions and did not have any significant unrecognized uncertain tax positions as of December 31, 2011 and 2010, respectively.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief executive officer, in deciding how to allocate resources and assessing performance. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC. The Company’s continuing operations consist of one reporting and operating segment, the commercial vehicle sales, servicing, leasing and support business. The Company’s consumer automotive dealership business comprised a separate operating segment prior to its sale on December 14, 2009 (see Note 1).  The consumer automotive dealership business was reclassified as a discontinued operation for all periods presented as a result of the sale (see Note 3).

Earn-out Obligation

Pursuant to an earn-out provision of the Share Exchange Agreement entered into in connection with the business combination between ACG and AutoChina (formerly Spring Creek Acquisition Corp.), the Company initially could have been required annually to issue to the former shareholder of ACG up to 20% of the number of ordinary shares outstanding as of December 31, commencing December 31, 2009 through December 31, 2013. The percentage of shares to be issued would have been determined based upon the Company’s financial results each year, measured in accordance with an established formula (the “Earn-Out Obligation”) (see Note 11). According to the amendment to the earn-out provision in February 2011, the Earn-Out Obligation after the year ended December 31, 2011 was eliminated and the Earn-Out Obligation for the years ended December 31, 2010 and 2011 was modified. In September 2011, there were further amendments of the earn-out provision, under which the Earn-Out Obligation after the year ended December 31, 2010 was eliminated.

The Company issues the shares in respect of the Earn-Out Obligation each year when the Company’s audited financial results are released and if the financial results fulfill the condition in the Share Exchange Agreement. The Earn-Out Obligation is a derivative financial instrument liability that is adjusted to its fair value each reporting date with changes in fair value being recognized currently in the consolidated statement of operations and comprehensive income (loss). Once a measurement period for the issuance of shares ends, the Earn-Out Obligation related to that period is no longer conditional and the obligation is reclassified from a liability to equity based on the fair value of the obligation at the end of the measurement period.

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

3,923,153 contingently were considered outstanding and included in the computation of basic and diluted EPS since January 1, 2011. Such shares were issued to the former shareholder of ACG based upon 2010 financial results in accordance with Share Exchange Agreement (see Note 11) in December 2011. Stock options had a dilutive effect of 73,479 shares for the year ended December 31, 2011.

The following table summarizes the stock options and warrants that could potentially dilute earnings per share in the future which were not included in the fully diluted computation for the years ended December 31, 2010 and 2009 because they would have been anti-dilutive:

	December 31,
	2010	2009

Stock options	1,580,112	681,840
Warrants	—	2,150,545
Total	1,580,112	2,832,385

Non-vested stock that could potentially dilute earnings per share in the future which were not included in the fully diluted computation for the years ended December 31, 2010 and 2009 because they would have been anti-dilutive totaled 1,229,679 and 681,840, respectively.

The calculation of EPS for the years ended December 31, 2011, 2010 and 2009 reflects the retroactive revision of the Company’s shareholders’ equity to account for the effect of the reverse merger effective April 9, 2009.

Share-Based Payments

The Company records all share-based payments, including grants of employee stock options to employees, in the financial statements based on their fair values. The Company used the Black-Scholes option-pricing model to estimate the fair value of the options at the date of grant. As of December 31, 2011, a total of 1,623,704 stock options granted to employees are outstanding.

Put and Call Agreements

In conjunction with the acquisition of ACG by the Company, effective April 9, 2009, the Company entered into price protective agreements with various investors in the form of put and call options (the “Put and Call Agreements”).

Pursuant to the agreements, AutoChina agreed to be obligated to purchase (the “Put Option”) from the shareholders, and the shareholders agreed to be obligated to sell (the “Call Option”) any or all of the shares owned by the shareholder at the option price during the two week period commencing on the nine month anniversary of the date of the Put and Call Agreements.

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

Acquisition-Related Costs

Acquisition-related costs consist principally of legal fees, accounting fees, consulting and advisory fees, and other outside costs that were incurred by the Company that were related to the Business Combination. As a result of the adoption of revised generally accepted accounting principles for business combinations effective January 1, 2009, as well as the completion of the reverse acquisition transaction completed on April 9, 2009, such costs were charged to operations as incurred. Acquisition-related costs were nil, nil and $295 during the years ended December 31, 2011, 2010 and 2009, respectively.

Reclassification

Certain reclassifications have been made to prior period balances on the statement of operation and comprehensive income (loss) and balance sheet to conform to the presentation for the year ended December 31, 2011. Such reclassifications did not have any effect on results of operations.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3 - DISCONTINUED OPERATIONS

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

The following revenue and expense items have been reclassified and included in income from discontinued operations in the consolidated income statement for the year ended December 31, 2009:

December 31, 2009

Revenues	$514,540
Income from discontinued operations, before income taxes	15,650
Income tax provision	3,904
Net income attributable to noncontrolling interests	2,051
Income from discontinued operations, net of taxes	9,695
Gain on disposal of discontinued operations, net of taxes	5,675
Realization of foreign currency translation gain relating to discontinued operations	5,717
Income from discontinued operations	$21,087

NOTE 4 - ACCOUNTS RECEIVABLE

Summaries of accounts receivable are as follows:

	December 31,
	2011	2010

Net investment in direct financing and sales-type leases	$22,721	$7,555
Receivable from value-added services	7,466	16,010
Less: Allowance for doubtful accounts	(4,830)	(1,464)
Total	$25,357	$22,101

The activity in the Company’s allowance for doubtful accounts for account receivables is summarized as follows:

	December 31,
	2011	2010

Balance at the beginning of the year	$1,464	$298
Provision during the year	3,838	1,166
Bad debts written off	(472)	—
Balance at the end of the year	$4,830	$1,464

Net investment in direct financing and sales-type leases included into the accounts receivable represents the net investment in direct financing and sales-type leases which is overdue and delinquent.

NOTE 5 - INVENTORIES

Summaries of inventories are as follows:

	December 31,
	2011	2010

Commercial vehicles	$1,719	$826
Parts and accessories	810	586
Total	$2,529	$1,412

NOTE 6 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of prepaid expenses and other current assets is as follows:

	December 31,
	2011	2010

Security deposit for lease securitization borrowings	$7,935	$2,276
Prepaid interest expenses	341	1,009
Receivable from sale of business	—	264
Temporary advances to employees	798	388
Prepaid rent	1,124	667
Prepaid other taxes	264	2,441
Prepaid fuel charges	606	599
Prepaid insurance expenses	155	98
Other current assets	873	371
Total	$12,096	$8,113

Other current assets mainly include short-term advances made to third parties, such as petrol companies and insurance claim to customers.

NOTE 7 - NET INVESTMENT IN DIRECT FINANCING AND SALES-TYPE LEASES

The following lists the components of the net investment in direct financing and sales-type leases:

	December 31,
	2011	2010

Minimum lease payments receivable	$503,506	$478,881
Less: Allowance for doubtful accounts	(714)	(281)
Net minimum lease payments receivable	502,792	478,600
Less: unearned interest income	(59,234)	(54,487)

Net investment in direct financing and sales-type leases	443,558	424,113
Less: Current maturities of net investment in direct financing and sales-type leases	(329,111)	(282,108)

Net investment in direct financing and sales-type leases, net of current maturities	$114,447	$142,005

The activity in the Company’s allowance for doubtful accounts for net investments in direct financing and sales-type leases is summarized as follows:

	December 31,
	2011	2010

Balance at the beginning of the year	$281	$—
Provision during the year	433	281
Balance at the end of the year	$714	$281

Net investment in direct financing and sales-type leases arises from the sales of commercial vehicles, under which the Company has entered into monthly installment arrangements with the customers for approximately 2 years. The legal titles of the commercial vehicles are transferred to the customer when all the outstanding lease payments are fully settled. There is no unguaranteed residual value at the end of the lease upon the transfer of the lease. As of December 31, 2011 and 2010, the aggregate effective interest rate on direct financing and sales-type leases is approximately 16.98% and 14.99% per annum, respectively.

At December 31, 2011, future minimum lease payments are as follows:

	Years Ending December 31,
	2012	2013	2014	Total

Net minimum lease payments receivable	$379,844	$122,454	$494	$502,792
Less: unearned interest income	(50,733)	(8,486)	(15)	(59,234)
Net investment in direct financing and sales-type leases	$329,111	$113,968	$479	$443,558

NOTE 8 - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Summaries of property, equipment and leasehold improvements are as follows:

	December 31,
	2011	2010

Leasehold improvements	$1,246	$798
Furniture and fixtures	3,704	2,576
Company automobiles	1,446	1,087
Total	6,396	4,461

Less: accumulated depreciation and amortization	3,040	1,792
Property, equipment and leasehold improvements, net	$3,356	$2,669

Depreciation and amortization expense for the continuing operations was approximately $1,420, $952 and $674 for the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 9 - OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the followings:

	December 31,
	2011	2010

Accrued expenses	$3,527	$2,353
Business and other tax payables	5,693	2,746
Salary payable	1,664	1,041
Temporary receipt of insurance premium	355	240
Temporary receipt of insurance claims	650	352
Deposits received	1,296	181
Other current liabilities	467	512
Total	$13,652	$7,425

Deposits received represented security deposits received from staff and customer deposits. Temporary receipt of insurance premium represented the premium collected from customers but not yet paid to the insurance company. Temporary receipt of insurance claims represented the insurance claims received but not yet released to the relevant customers. Other current liabilities mainly include the unpaid expenses reimbursement due to staff, withholding taxes collected from customers for the value-added services.

NOTE 10 –THIRD PARTY BORROWINGS

Short-term borrowings

Summaries of short-term borrowings are as follows:

	Weighted-average interest rate
	December 31,	December 31,		December 31,
	2011	2010	Maturities	2011	2010

Short-term bank loans	7.61%	5.72%	February 2012 to December 2012	$126,966	$94,073
Lease securitization borrowings	10.62%	9.41%	March 2012 to June 2012	23,013	13,853
Other borrowing	—	—	May 2011	—	9,559
Total	8.07%	5.69%		$149,979	$117,485

Short-term bank loans represent loans from local banks that were used for working capital and capital expenditures purposes. The loans bore interest at rates at the range of 6.31% to 8.53% as of December 31, 2011, denominated in RMB and have the terms within one year. The weighted average short-tem bank loans for the year ended December 31, 2011 and 2010 was $114,397 and $85,992, respectively.

Lease securitization borrowings are financial arrangements with the Trustee, in which a certain portion of the Company’s commercial truck leases will be securitized and sold to investors through the Trustee at each month. The borrowings bore interest at a rate of 10.62% as of December 31, 2011, are denominated in RMB and have terms within one year. The weighted average lease securitization borrowings for the year ended December 31, 2011 and 2010 was $40,911 and $1,202, respectively.

Other borrowing represents a short-term borrowing from a third party that was used for working capital purposes. The borrowing initially bore interest at a rate of 4.00% upon inception in June 2010, is denominated in RMB and has a term of 6 months. In December 2010, the Company has entered a supplementary agreement to extend the borrowing term to May 2011 and all the interest was waived. Since June 2010, the Company has provided a security deposit to this borrower by placing the amount of $9,000 as collateral for such borrowing to the borrower’s designated bank account in Rainbow Yield Limited (“Rainbow Yield”). In November 2010, Ms. Shu Ling Li, the sister of the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li, was appointed as the sole director of Rainbow Yield and became an affiliate of the Company thereafter (See Note 19). The borrowing was repaid in full in March 2011. The weighted average other borrowing for the year ended December 31, 2011 and 2010 was $2,218 and $8,882, respectively.

Long-term borrowings

	Weighted-average interest rate
	December 31,			December 31,
	2011	2010	Maturities	2011	2010

Long-term bank loans	7.32%	6.44%	August 2012	$44,438	$42,485
Less: current maturities of long-term bank loans				(44,438)	—
Long-term bank loans				$—	$42,485

Long-term bank loans represent loans from a local bank that were used for working capital purposes. The loans bore interest at a rate of 7.32% as of December 31, 2011, are denominated in RMB, have terms between one to two years and will mature in August 2012.

As of December 31, 2011, the Company has pledged net investment in direct financing and sales-type leases in the amount of $224,271 as conditions to maintain its short-term bank loans, lease securitization borrowings and long-term bank loans that totaled $194,417. In addition, the Company has made a deposit of $7,935 as a condition for lease securitization borrowings and the Company’s affiliates have also provided properties as collateral for the short-term bank loans amounting to $20,631 and provided guarantee for the long-term bank loans amounting to $44,438, respectively. As of December 31, 2011, the Company was in compliance with all the loan covenants.

NOTE 11 – EARN-OUT OBLIGATION

Pursuant to an earn-out provision of the Share Exchange Agreement entered into in connection with the business combination between ACG and the Company (formerly Spring Creek Acquisition Corp.), the Company became obligated as part of the Share Exchange Agreement to issue shares to the prior owner of ACG (now a major shareholder of the Company) conditioned on the combined company exceeding EBITDA targets in 2009 with additional shares issuances being conditioned on the combined company exceeding EBITDA targets in 2010, 2011, 2012, and 2013.

The percentage of shares to be issued shall be determined based upon the Company’s financial results each year, measured in accordance with an established formula. On March 22, 2010, the Company issued 2,603,456 shares to the former shareholder of ACG based upon the 2009 financial results, in accordance the provisions of this agreement. On December 16, 2011, the Company issued 3,923,153 shares based upon the 2010 financial results, in accordance the provisions of this agreement.

Prior to the amendments discussed below, the Earn-Out Consideration Percentage was equivalent to the percentage set forth below for each of the respective thresholds for each of the applicable fiscal years ended December 31. Notwithstanding the foregoing, such Earn-Out Consideration Percentage is only applicable in the event that AutoChina achieves EBITDA of at least the amount set forth in parenthesis immediately following each of the applicable fiscal years ended December 31 set forth below.

Fiscal Year ending December 31	G>30%	G>40%	G>50%	G>60%	G>70%	G>80%	G>90%

2009 ($22,500)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2010 ($29,250)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2011 ($38,030)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2012 ($49,440)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2013 ($64,270)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%

G = Annual EBITDA growth compared to prior fiscal year.

The fair value of the Earn-Out Obligation, which includes the 50% of holdback shares whose release was conditioned on achieving certain 2009 EBITDA targets, at closing was $23,400. That amount was recognized at closing as a liability and a dividend to shareholders. The Earn-Out Obligation is a derivative financial instrument liability that is adjusted to its fair value each reporting date with changes in fair value being recognized currently in the consolidated statement of operations and comprehensive income (loss). Once a measurement period for the issuance of shares ends, the Earn-Out Obligation related to that period is no longer conditional and the obligation is reclassified from a liability to equity based on the fair value of the obligation at the end of the measurement period.

On February 16, 2011, the Company reached an agreement with Honest Best to cancel the Earn-Out Obligation for fiscal years after 2011. This amendment eliminated the Earn-out for 2012 and 2013, eliminating the potential dilutive effects of such issuances on AutoChina’s currently issued and outstanding shares. Furthermore, for fiscal years 2010 and 2011 the Earn-out was modified such that a minimum of 70% EBITDA growth must be achieved in either respective year in order for any shares to be issued. Under this amendment, the Company issues between 15% to 20% of the number of ordinary shares of AutoChina outstanding when the revised EBITDA growth target is achieved. The reduction in the Earn-Out Obligation from the modification was credited in the amount of $75,000 directly to equity in the first quarter of 2011.

On September 26, 2011, the Company agreed with Honest Best to cancel the Earn-Out Obligation for fiscal year 2011. The reduction in the Earn-Out Obligation from the second modification was credited in the amount of $15,400 directly to equity in the third quarter of 2011.

The activities in the Earn-Out Obligation during the years ended December 31, 2011, 2010 and 2009 were as follows:

Earn-Out Obligation established at closing with a charge to retained earnings	$23,400
Increase in fair value during 2009 with a charge to the consolidated statement of operations and comprehensive income (loss)	89,500
Reclassification of 2009 Earn-Out Obligation at December 31, 2009 from a liability to equity	(55,600)
Earn-Out Obligation as of January 1, 2010	57,300
Increase in fair value during 2010 with a charge to the consolidated statement of operations and comprehensive income (loss)	100,400
Reclassification of 2010 Earn-Out Obligation at December 31, 2010 from a liability to equity	(84,600)
Earn-Out Obligation as of December 31, 2010	73,100
Increase in fair value during 2011 with a charge to the consolidated statement of operations and comprehensive income (loss)	17,300
Reclassification of Earn-Out Obligation from liability to equity for the amendments of earn-out provision	(90,400)
Earn-Out Obligation as of December 31, 2011	$—

The fair value of the Earn-Out Obligation requires the use of significant unobservable inputs, and these inputs were used in a Monte Carlo simulation model. The most significant inputs to the simulation model were:

Date of Grant	April 9, 2009	December 31, 2009	December 31, 2010	February 26, 2011	September 26, 2011

Volatility	51%	42%	46%	57%	113%
Cost of equity	17.00%	17.75%	16.75%	24.50%	21.50%
Current stock price	$8.00	$21.98	$25.87	$21.97	$9.87
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%

Volatility was estimated using the median historical volatility of a group of comparable public companies. The cost of equity was estimated using the median cost of capital, derived using a capital asset pricing model, of a group of comparable public companies. The future stock price was simulated using Geometric Brownian Motion, a widely accepted model of stock price behavior that is used in Option Pricing Models such as the Black-Scholes Option Pricing Model. Future EBITDA performance was simulated using these inputs and potential changes in Enterprise Value to EBITDA multiples derived from historical data for comparable public companies. These simulated future outcomes were used to compute an expected value of the earn-out shares for each future measurement period. The expected value of the earn-out shares was discounted at the estimated cost of equity to arrive at the estimate of fair value of the Earn-Out Obligation. There were no changes in valuation techniques during the years ended December 31, 2011, 2010 and 2009.

NOTE 12 - INCOME TAXES

Cayman Islands:    Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong:    The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the years ended December 31, 2011, 2010 and 2009. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

 China:    Effective January 1, 2008, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies are generally subject to enterprise income tax at a uniform rate of 25%.

Summaries of the income tax provision (benefit) in the consolidated statements of operations and comprehensive income (loss) are as follows:

Continuing Operations:

	December 31,
	2011	2010	2009

Current	$7,000	$11,322	$2,675
Deferred	6,419	(953)	1,153
Total	$13,419	$10,369	$3,828

Discontinued Operations:

	Years Ended December 31,
	2011	2010	2009

Current	$—	$—	$4,040
Deferred	—	—	(136)
Total	$—	$—	$3,904

The tax effects of temporary differences representing deferred income tax assets / liabilities result principally from the following:

	December 31,
	2011	2010

Current
Deferred income tax assets:
Provision for doubtful accounts	$1,376	$438
Accrued liabilities	248	625
Tax loss carry forward	117	19
Deferred income tax assets– current	1,741	1,082

Deferred income tax liabilities:
Unearned income	(9,505)	(1,214)
Other temporary differences	(398)	(60)
Deferred income tax liabilities – current	(9,903)	(1,274)

Deferred income tax (liabilities) – current	$(8,162)	$(192)

Non-current
Deferred income tax assets:
Accrued liabilities	$1,538	$839
Tax loss carry forward	351	57
Deferred income tax assets – non-current	1,889	896

Deferred income tax liabilities:
Unearned income	(78)	(607)
Other temporary differences	—	(30)
Deferred income tax liabilities – non-current	(78)	(637)

Deferred income tax assets – non-current	$1,811	$259

As of December 31, 2011, deferred income tax assets derived from accrued liabilities, unearned income, tax loss carried forward, provision for doubtful accounts and other temporary differences arose from the same tax jurisdictions in China with the deferred income tax liabilities. Therefore, the respective deferred income tax assets and liabilities were net off for presentation.

At December 31, 2011, the Company had $1,872 of deductible tax loss carry forwards that expire through December 31, 2015.

The difference between the effective income tax rate and the expected statutory rate on income (loss) from continuing operations was as follows:

	December 31,
	2011	2010	2009

Statutory rate	25.0%	25.0%	25.0%
Non-deductible expenses	15.9%	(50.2)%	(32.6)%
Non-taxable income	—%	0.6%	0.5%
Effect of rate differences in various tax jurisdictions	(7.0)%	4.9%	1.7%
Effective tax rate	33.9%	(19.7)%	(5.4)%

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Non-deductible expenses are mainly related to the share based payment and loss on change in fair value of the earn-out obligation. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Company did not have any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2011, 2010 and 2009. As of December 31, 2011 and 2010, the Company did not have any significant unrecognized uncertain tax positions.

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

As of December 31, 2011, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

NOTE 13 – SHARES AND WARRANTS

On March 16, 2009, AutoChina began repurchasing public warrants in the open market. Through December 31, 2009, the Company repurchased 2,432,892 warrants from the open market for the aggregate of $1,027.

On July 28, 2009, the Company and each founding shareholder entered into exchange agreements, pursuant to which each warrant that issued to the founding shareholders on a private placement in February 2008 was exchange for a warrant (each a “New Warrant” and together the “New Warrants”) with the same characteristics as the warrants sold in AutoChina’s initial public offering. The New Warrants and the underlying ordinary shares are restricted securities under Rule 144.  The warrant exchange agreements had no accounting impact.

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

On March 22, 2010, the Company issued 2,603,456 shares to the former shareholder of ACG based upon the 2009 financial results, in accordance the provisions of the Share Exchange Agreement. On December 16, 2011, the Company issued 3,923,153 shares based upon the 2010 financial results, in accordance the provisions of this agreement. (see Note 11).

During the year ended December 31, 2010, the Company repurchased 64,100 ordinary shares for a total of $1,630. These shares were cancelled and retired during the year. The Company’s share repurchase program expired in February 2011 and there was no share repurchase activity during the year ended December 31, 2011.

NOTE 14 - STOCK-BASED COMPENSATION

On April 9, 2009, the AutoChina International Limited 2009 Equity Incentive Plan (the “Incentive Plan”) was approved by the shareholders of the Company. Under the terms of the Incentive Plan, 1,675,000 ordinary shares are reserved for issuance. All directors, employees and consultants of AutoChina and its affiliates are eligible to be granted awards under the Incentive Plan.

On September 3, 2009, December 3, 2009, May 19, 2010, August 19, 2010 and March 23, 2011, the Company granted 681,840, 520,944, 27,024, 364,080 and 72,000 stock options, respectively, under the terms of the Incentive Plan. The exercise price of each option is $9.50, $25.65, $23.80, $27.19 and $36.38, respectively, which represents the closing price of the Company’s ordinary shares on the date of grant. The total vesting period for the options is four years, with 25% of the options vesting one year after the date of grant and the remaining 75% vesting ratably each month for three years thereafter. The options have a total term of 10 years. The Company will issue new shares to the holders of stock options upon exercise of the options. During the years ended December 31, 2011, 2010 and 2009, 28,408, 13,776 and nil stock options have been forfeited, respectively, as a result of the resignation of the grantees.

As of December 31, 2011, none of these options had been exercised. The Company recorded compensation expense of $2,914, $3,281 and $516 for the years ended December 31, 2011, 2010 and 2009, respectively, based on the estimated fair value of the options on the date of grant. The per share fair value of the stock options granted has been estimated using the Black-Scholes option-pricing model with the following assumptions:

Date of Grant	September 3, 2009	December 3, 2009	May 19, 2010	August 19, 2010	March 23, 2011

Dividend yield (1)	None	None	None	None	None
Risk - free interest rate (2)	2.95%	2.87%	2.82%	2.06%	2.73%
Volatility (3)	47%	42%	43%	46%	60%
Expected Life (in years) (4)	6.08	6.08	6.08	6.08	6.08

(1)	The Company has no expectation of paying regular cash dividends on its ordinary shares.

(2)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant.

(3)	The Company estimates the volatility of its ordinary shares at the date of grant based on the implied volatility of publicly traded options on the ordinary shares of companies within the same industry, with a term of two years.

(4)	The expected life of stock options granted under the 2009 Equity Incentive is based on expected exercise patterns, which the Company believes are representative of future behavior.

The following table summarizes outstanding options as at December 31, 2011, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at December 31, 2011	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at December 31, 2011	Weighted Average Exercise Price

$9.50 to $36.38	1,623,704	$9.27	8.04	756,184	$17.69

A summary of option activity under the employee share option plan as of December 31, 2011, and changes during the year then ended is presented as follows:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value

Outstanding at January 1, 2011	1,580,112	$19.00
Granted	72,000	36.38
Forfeited	(28,408)	24.89
Outstanding at December 31, 2011	1,623,704	$19.67	8.04	$7,841

A summary of unvested options under the employee share option plan as of December 31, 2011, and changes during the year then ended is presented as follows:

Options	Number of Shares	Weighted Average Fair Value

Unvested at January 1, 2011	1,229,679	$9.19
Granted	72,000	21.04
Vested	(405,751)	8.93
Forfeited	(28,408)	11.20
Unvested at December 31, 2011	867,520	$10.23
Expected to vest thereafter	867,520	$10.23

As of December 31, 2011, 756,184 of the share options are vested and exercisable and a total of $8,347 of unrecognized compensation expense pertaining to options remains unvested. This amount will be recognized as compensation expense ratably over the remaining vesting period. The weighted average remaining vesting period of the options is 2.03 years.

NOTE 15 - DIVIDEND PAYMENT RESTRICTIONS

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

In addition, a substantial part of the Company’s businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These requirements imposed by the PRC government authorities may restrict the ability of the Company’s subsidiaries and VIEs to transfer its net assets to the Company through loans, advances or cash dividends, which consisted of paid-up capital, additional paid in capital and statutory reserves and amounted to approximately $238,122 as of December 31, 2011, exceeding 25% of the Company’s consolidated net assets. Accordingly, condensed parent company financial statements have been prepared in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X, and set out in Note 21.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and month to month leases. These leases are accounted for as operating leases. Rent expense for continuing operations amounted to $1,763, $969 and $611 for the years ended December 31, 2011, 2010 and 2009, respectively.

Future minimum payments for continuing operations under long-term, non-cancelable leases as of December 31, 2011, are as follows:

Year Ending December 31,	Future Minimum Payments
2012	$994
2013	1,061
2014	309
2015	13
2016	1
Total	$2,378

Legal Proceedings

The staff of the SEC is conducting a non-public investigation relating to the Company and, in this regard, the Company and our officers have received subpoenas for information.  Furthermore, on January 6, 2012 we announced that we received a Wells Notice from the staff of the SEC, which we responded to.  The Company has cooperated, and will continue to fully cooperate, with the SEC regarding this matter, including voluntarily providing information beyond that formally requested by the SEC staff, in an effort to assist in an expeditious conclusion of the staff’s investigation. The Company does not believe the outcome of this investigation will have a material adverse effect on the Company. However, the Company is unable at this time to predict the outcome of this investigation or whether the Company will incur any liability associated with the investigation, or to estimate the effect such outcome would have on the consolidated financial statements.

In the opinion of management, there are no material claims assessments or litigation pending against the Company.

NOTE 17 – PROFIT APPROPRIATION

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

For the year ended December 31, 2011, 2010 and 2009, appropriations for the general reserve funds and statutory surplus funds totaled $6,744, $3,762 and $2,194, respectively.

NOTE 18 - SEGMENT REPORTING

The Company measures segment income (loss) as income (loss) from continuing operations less depreciation and amortization.  The reportable segments are components of the Company which offer different products or services and are separately managed, with separate financial information available that is separately evaluated regularly by the Company’s Chief Executive Officer in determining the performance of the business.  Prior to January 1, 2009, the Company operated in two operating and reporting segments, consumer automotive dealership and commercial vehicles sales/leasing. The consumer automotive dealership business segment was sold in December 2009, as a result of which it has been classified as a discontinued operation for all periods presented. As of December 31, 2011 and 2010, commercial vehicles sales/leasing is the Company’s only operating segment.

NOTE 19 - RELATED PARTY BALANCES AND TRANSACTIONS

Due to affiliates:

During the periods presented, the Company has borrowed from the parent company and companies affiliated with the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li (“Mr. Li”). Each of these loans was entered into to satisfy the Company’s short-term capital needs. The amount due to Hebei Kaiyuan was non-interest bearing, unsecured and due on demand by the lender. In September 2011, Hebei Kaiyuan commenced charging interests at 8.00% per annum to the Company for the payables.

The amount due to Honest Best bore the interest rate of 3.95% per annum, which increased to 8.00% per annum on October 1, 2011. The amount was unsecured and subsequently repaid in January 2012. The amount due to Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. (“Kaiyuan Shengrong”) bears the interest rate of 8.20% per annum, adjustable in connection with the basis rate established by the People’s Bank of China, unsecured and will be repaid in September 2012.

The outstanding amounts due to related parties as of December 31, 2011 and 2010 were as follows:

		December 31,
	Notes	2011	2010

Honest Best	(1)	$31,343	$—
Hebei Kaiyuan	(2)	1,074	74,198
Kaiyuan Shengrong	(2)	3,244	3,097
Total		$35,661	$77,295

Notes:

(1)	Parent company of AutoChina and entity controlled by Mr. Li.

(2)	Entity controlled by Mr. Li.

Accounts payable, related parties:

During the periods presented, the Company has obtained a short-term trade financing for the continuing operations to purchase commercial vehicles from Beiguo Commercial Building Limited and Baoding Beiguo Commercial Building Limited (collectively referred to as “Beiguo”) and Shijiazhuang Beiguo Renbai Group Limited (“Renbai”), companies affiliated with Mr. Li., the Company’s Chairman and Chief Executive Officer, and Mr. Lau, a director of AutoChina. The Company pays a financing charge of approximately 4% per annum to Beiguo and Renbai for the funds obtained due to this financing arrangement, in part, because the financing arrangement is guaranteed by Mr. Li, who has a long term business relationship with Beiguo and Renbai, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days. Accordingly, the Company has classified the movements in these payable balances as financing activities on the statement of cash flows.

During the year ended December 31, 2010, the Company began purchasing commercial vehicles from Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”), a company which is controlled by Mr. Li. The amounts due to Ruituo were non-interest bearing until October 2011. In addition, the payable balance is unsecured and due on demand by Ruituo. In October 2011, Ruituo began charging interest at 8.00% per annum to the Company for the payables.

The outstanding amounts of accounts payable, related parties as of December 31, 2011 and 2010 were as follows:

		December 31,
	Notes	2011	2010

Ruituo	(2)	$—	$16,104
Beiguo	(3)	—	80
Renbai	(4)	—	18
Total		$—	$16,202

Notes:

(2)	Entity controlled by Mr. Li.

(3)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(4)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 19.60% and 20.33%, respectively.

Due from an affiliate:

In November 2010, Ms. Shu Ling Li (“Ms. Li”), the sister of Mr. Li, was appointed as the sole director of Rainbow Yield. Prior to the appointment of Ms. Li as sole director of Rainbow Yield, the Company paid $9,000 to Rainbow Yield as a security deposit to secure a borrowing provided by a third party in the amount of $9,559. The amount due from Rainbow Yield is non-interest bearing. In addition, the payable balances of each loan are unsecured and repaid in March 2011 (See Note 10).

		December 31,
	Note	2011	2010

Rainbow Yield	(5)	$—	$9,000

Note:

(5)	Entity of which Mr. Li’s sister is the sole director.

Deposits for inventories, related party:

During the periods presented, the Company made prepayment for inventories to a related party, Ruituo, for purchasing of commercial vehicles. The amount is non-interest bearing, unsecured and subsequently settled in January 2012.

The outstanding amounts of deposits for inventories, related party as of December 31, 2011 and 2010 were as follows:

		December 31,
	Note	2011	2010

Ruituo	(2)	$14,539	$—

Note:

(2)	Entity controlled by Mr. Li.

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

The outstanding amounts of prepaid interest expenses, related parties as of December 31, 2011 and 2010 were as follows:

		December 31,
	Note	2011	2010

Beiguo	(3)	$—	$604

Note:

(3)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

Related Parties Transactions

During the periods presented, the Company sold and purchased automobiles and trading materials to and from affiliates. The details of the related party transactions were as follows:

	Notes		Years Ended December 31,
			2011	2010	2009

Capital nature:
Honest Best	(1)	(j)	$61,570	$—	$—
Hebei Kaiyuan	(2)	(a)	65,070	68,279	8,788
Hebei Kaiyuan	(2)	(j)	185,272	280,357	36,877
Hebei Ruihua Real Estate Development Limited	(2)	(a)	—	12,139	—
Kaiyuan Shengrong	(2)	(b)	3,096	3,035	—
Kaiyuan Shengrong	(2)	(j)	3,096	2,954	—
Kaiyuan Shengrong	(2)	(k)	3,096	3,035	—
Ruituo	(2)	(j)	70,703	—	—
Beiguo	(3)	(j)	—	112,264	—
Beijing Wantong Longxin Auto Trading Co., Ltd. (“Beijing Wantong”)	(5)	(j)	—	7,809	—
Rainbow Yield	(6)	(c)	—	9,000	—

Operating nature:
Honest Best	(1)	(i)	2,214	—	—
Ruituo	(2)	(e)	404,411	55,317	—
Ruituo	(2)	(f)	—	316	—
Hebei Kaiyuan	(2)	(g)	—	10,706	—
Hebei Kaiyuan	(2)	(i)	14	—	—
Hebei Kaiyuan Doors & Windows Manufacturing Co., Ltd.	(2)	(h)	—	2,097	—
Kaiyuan Shengrong	(2)	(i)	174	60	—
Beiguo	(3)	(d)	—	29,987	—
Beiguo	(3)	(e)	160	328,422	178,146
Beiguo	(3)	(f)	—	232,337	133,763
Beiguo	(3)	(g)	—	19,118	—
Beiguo	(3)	(i)	618	5,934	2,300
Renbai	(4)	(e)	—	10,839	78,450
Renbai	(4)	(f)	—	9,228	57,163
Renbai	(4)	(i)	—	951	476
Beijing Wantong Longxin Auto Trading Co., Ltd.	(5)	(d)	101,974	10,340	—
Beijing Wantong Longxin Auto Trading Co., Ltd.	(5)	(h)	—	7,809	—

Notes :

(1)	Parent company of AutoChina and entity controlled by Mr. Li

(2)	Entity controlled by Mr. Li.

(3)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(4)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 19.60% and 20.33%, respectively.

(5)	Entity which Mr. Li’s brother holds 40% equity interest.

(6)	Entity which Mr. Li’s sister is the sole director.

Nature of transaction :

(a)	Bank loan guarantee provided to the bank by the affiliates.

(b)	Bank loan guarantee provided by the Company to the affiliate.

(c)	Amount provided by the Company to an affiliate.

(d)	Deposits for inventories made by the Company to affiliates for the purchase of commercial vehicles and trading materials and amounts returned during the year.

(e)	Sale of automobiles to the Company, including VAT, during the year.

(f)	Purchase of automobiles from the Company during the year.

(g)	Purchase of trading materials from the Company during the year.

(h)	Sale of trading material to the Company during the year.

(i)	Interest incurred by the Company during the year.

(j)	Loan provided to the Company during the year.

(k)	Receivables of the Company pledged to guarantee the bank loans borne by the affiliate.

In 2010, in order to obtain additional working capital, the Company entered into a financing arrangement with two affiliates, namely Beiguo and Renbai. Under the financing arrangement with Beiguo and Renbai, the Company sold commercial vehicles to these affiliates in return for notes receivable from the affiliates. These transactions did not qualify as sales under U.S. GAAP because there was a repurchase obligation by the Company. Both the sales of commercial vehicles to the affiliates and the repurchases were done at an insignificant mark up to cover operating costs. In addition, the Company repurchased the commercial vehicles from these affiliates with credit terms up to 180 days and pays a financing charge of approximately 4% per annum. Therefore, these transactions are treated as financing arrangements for accounting purposes. The Company discounted the notes receivable with third party financial institutions by paying a discounting factor of approximately 3.5% per annum. The Company effectively obtained short-term financing of up to 180 days through this financing arrangement with these two affiliates. The Company expects not to continue relying on this financing arrangement with Beiguo and Renbai in the foreseeable future. Since December 2010, the Company started purchasing commercial vehicles from Ruituo, an affiliate of Mr. Li, at a mark up of approximately 0.3%. The balance due to such purchase is interest-free, unsecured and due on demand and was initially interest-free. In October 2011, Ruituo began charging interest at 8.00% per annum to the Company for the payables.

During the years ended December 31, 2011, 2010 and 2009, the Company sold commercial vehicles to these three affiliates amounting to nil, $241,881 and $190,926, respectively. The cost of sales of these commercial vehicles sold to these three affiliates amounted to nil, $237,893 and $189,586, respectively.

During the years ended December 31, 2011, 2010 and 2009, the Company purchased commercial vehicles from Beiguo and Renbai amounting to nil, $283,850 and $191,597, and incurred interest expenses to these two affiliates amounting to $618, $6,885 and $2,776, respectively under the above arrangement. During the years ended December 31, 2011, 2010 and 2009, the Company also purchased commercial vehicles from Beiguo and Renbai other than the above arrangement, amounting to $160, $55,411 and $64,999, respectively. During the years ended December 31, 2011, 2010 and 2009, we purchased commercial vehicles from Ruituo amounting to $404,411, $55,317 and nil, respectively. No interest expense is incurred for the purchase from Ruituo throughout these periods.

During the year ended December 31, 2010, the Company sold trading materials to Hebei Kaiyuan and Beiguo amounting to $29,824. The related cost of sales amounted to $29,160. The Company was charged an insignificant mark up to cover the operating costs in connection with these sales. Under ASC 605-45, “Reporting Revenue Gross as a Principal versus Net as an Agent”, the sales transaction by the Company to Hebei Kaiyuan and Beiguo are considered as agency sales and the revenue generated on such transactions are recorded at net basis. There was no such transaction occurred during the years ended December 31, 2011 and 2009.

The Company occupied office space in Shijiazhuang, China provided by Hebei Kaiyuan, an affiliate with Mr. Li. Hebei Kaiyuan agreed to provide the office space at free of charge and no rental costs were incurred by the Company during the years ended December 31, 2011, 2010 and 2009.

NOTE 20 – VARIABLE INTEREST ENTITIES

On November 26, 2008, through the Company’s wholly owned subsidiary, Chuanglian, the Company executed a series of contractual arrangements with the Auto Kaiyuan Companies and their shareholder as the Enterprise Agreements. Pursuant to the Enterprise Agreements, the Company had exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholders, and generally had control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies were considered VIEs and the Company was the primary beneficiary. The Company’s relationships with the Auto Kaiyuan Companies and their shareholder were governed by the Enterprise Agreements between Chuanglian and each of the Auto Kaiyuan Companies, which were the operating companies (the “Operating Companies”) of the Company in the PRC. The Enterprise Agreements were amended in 2009 to exclude Dealership Subsidiaries previously held by the Auto Kaiyuan Companies when they were disposed to Xinjiang. (Note 3).

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

Management and Operating Agreement

The Company is engaged to exclusively manage and operate the sales and service of the Operating Companies held by the Auto Kaiyuan Companies, including the development of sales and marketing strategy, management of customer services, daily operations, financial management, employment issues and all other related operating and consulting services. Furthermore, the Auto Kaiyuan Companies agree that without the prior consent of the Company, the Auto Kaiyuan Companies will not engage in any transactions that could materially affect their respective assets, liabilities, rights or operations, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of their assets or intellectual property rights in favor of a third party or transfer of any agreements relating to their business operation to any third party. The management and operating agreement was entered on November 26, 2008 and amended on December 14, 2009 , has a term of 10 years and will be extended for another 10 years automatically unless the Company files a written notice at least 3 months prior to the expiration of this agreement.

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

As previously described (see “Note 2 - Summary of Significant Accounting Policies”) the FASB issued guidance requiring companies to provide enhanced disclosures about an enterprise’s involvement in a VIE. This guidance also requires an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE. As part of its qualitative assessment the Company has evaluated the following:

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

None of the assets of the VIEs can be used only to settle obligations of the consolidated VIEs. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009:

	December 31,
	2011	2010

Total assets	$316,282	$488,074
Total liabilities	170,124	347,455

	Years Ended December 31,
	2011	2010	2009

Revenues	$118,456	$305,842	$190,442
Net income	27,993	25,454	15,871

NOTE 21 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION OF AUTOCHINA INTERNATIONAL LIMITED

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

As of December 31, 2011 and 2010, there were no material contingencies, significant capital and other commitments, provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Company’s Consolidated Financial Statements, if any.

Condensed Balance Sheets

	December 31,
	2011	2010

Assets
Cash and cash equivalents	$80	$270
Prepaid expenses and other current assets	301	102
Investment in subsidiaries and VIEs	206,170	143,067
Due from subsidiaries and VIEs	84,794	86,667
Total assets	$291,345	$230,106

Liabilities
Other payables and accrued liabilities	$1,063	$240
Earn-out obligation	—	73,100
Total liabilities	$1,063	$73,340

Shareholders’ equity
Ordinary shares - $0.001 par value authorized - 50,000,000 shares; issued and outstanding – 23,538,919 shares and 19,615,766 shares at December 31, 2011 and 2010, respectively	24	20
Additional paid-in capital	379,952	286,642
Accumulated losses	(111,333)	(137,463)
Accumulated other comprehensive income	21,639	7,567
Total shareholders’ equity	290,282	156,766

Total liabilities and shareholders’ equity	$291,345	$230,106

Condensed Statement of Operations

	Years ended December 31,
	2011	2010	2009

Equity in profit of subsidiaries	$49,031	$42,481	$38,622

General and administrative expenses	5,600	4,940	1,498
Interest expense	1	33	—
Total operating expenses	5,601	4,973	1,498

Income from operations	43,430	37,508	37,124
Loss on change in fair value of earn-out obligation	(17,300)	(100,400)	(89,500)
Other income (expenses), net	—	—	(817)
Net income (loss)	$26,130	$(62,892)	$(53,193)

Condensed Statement of Cash flows

	December 31,
	2011	2010	2009

Net cash and cash equivalents used in operating activities	$(2,063)	$(1,797)	$(1,632)
Net cash and cash equivalents provided by (used in) investing activities	1,873	(78,745)	(8,378)
Net cash and cash equivalents provided by financing activities	—	74,908	15,914
Cash and cash equivalents, beginning of the year	270	5,904	—
Cash and cash equivalents, end of the year	$80	$270	$5,904

NOTE 22 – CREDIT QUALITY OF FINANCING RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

The Company adopted the accounting guidance on disclosures about the credit quality of account receivables and net investments in direct financing and sales-type leases and the allowance for credit losses as of December 31, 2011. This guidance requires information to be disclosed at disaggregated levels, defined as portfolio segments and classes.

The Company applied a systematic methodology to determine the allowance for credit losses for account receivables and net investments in direct financing and sales-type leases. Based upon the analysis of credit losses and risk factors, since the Company only leased the commercial vehicles to lessee customers, it is considered as the only portfolio segment, lessee customers.

The Company further evaluated the portfolio by the class of the account receivables and net investments in direct financing and sales-type leases, which is defined as a level of information (below a portfolio segment) in which the receivables have the same initial measurement attribute and a similar method for assessing and monitoring credit risk. The Company’s account receivables and net investments in direct financing and sales-type leases consisted of the receivables from the net investment in direct financing and sales-type lease and the receivables from value-added services. The Company only offered the optional value-added services to existing customers who have a history of making on-time payments with the Company. The Company has a control of the legal title of the commercial vehicles leased to the lessee customers and it is allowed to repossess the commercial vehicles if the lessee customer default the payments of the monthly installment (of the net investment in sales-type lease) or the payment of the value-added services. Therefore, both of these receivables are secured by the commercial vehicles leased to the lessee customers and the Company is using the same credit control to evaluate the risk of credit losses.

Impaired net investment in direct financing and sales-type lease and receivable from value-added services

Net investment in direct financing and sales-type leases and receivables from value-added services is considered impaired, based on current information and events, if it is probable that we will be unable to collect all amounts due according to the contractual terms of the lease. The net investment in direct financing and sales-type leases and receivables from value-added services will be reviewed for impairment. Included in these amounts are leases that are default, non-performing or in bankruptcy. Based on our non-performing direct financing and sales-type leases experience from those leases that were either matured or in the stage that were close to maturities, we also assess and make provision for performing loans. Recognition of income is suspended and a lease is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases are recorded against the receivable and then to any unrecognized income.

Allowance for credit loss activity

In estimating the allowance for credit losses, the Company reviews the net investment in direct financing and sales-type lease and receivable from value-added services that are non-performing or in bankruptcy. The allowance for credit losses as of December 31, were as follows:

	December 31,
	2011	2010

Balance at the beginning of the year	$1,745	$298
Provision during the year	4,271	1,447
Bad debts written off	(472)	—
Balance at the end of the year	$5,544	$1,745

Credit quality of finance receivables

The credit quality of net investment in direct financing and sales-type lease and receivable from value-added services is reviewed on a quarterly basis. Credit quality indicators include performing and non-performing. Non-performing is defined as receivables past due and/or on nonaccrual status or in bankruptcy. The receivables not meeting the criteria listed above are considered performing. Non-performing receivables have the highest probability for credit loss. The allowance for credit losses attributable to non-performing receivables is based on the amount in excess of estimated residual value of the commercial vehicles. In determining residual value of the commercial vehicles, the Company refers to the second-hand market values of the commercial vehicles as a reference.

The carrying amount of the performing and non-performing finance receivables as of December 31, 2011 and 2010, were as follows:

December 31, 2011	Performing	Non- performing	Total carrying amount

Net investment in direct financing and sales-type leases	$443,558	$—	$443,558
Accounts receivables	5,909	19,448	25,357
	$449,467	$19,448	$468,915

December 31, 2010	Performing	Non- performing	Total carrying amount

Net investment in direct financing and sales-type leases	$424,113	$—	$424,113
Accounts receivables	16,010	6,091	22,101
	$440,123	$6,091	$446,214

The carrying amount of the impaired finance receivables as of December 31, 2011 and 2010 were as follows:

December 31, 2011	Gross amount	Allowance for credit losses	Total carrying amount

Net investment in direct financing and sales-type leases	$10,563	$714	$9,849
Accounts receivables	10,327	4,830	5,497
	$20,890	$5,544	$15,346

December 31, 2010	Gross amount	Allowance for credit losses	Total carrying amount

Net investment in direct financing and sales-type leases	$4,698	$281	$4,417
Accounts receivables	2,082	1,464	618
	$6,780	$1,745	$5,035

The analysis of the age of the carrying amount of the overdue receivables as of December 31, 2011 and 2010 were as follows:

	December 31,
	2011	2010

Less than 90 days	$16,116	$6,091
Over 90 days	8,162	1,464
	24,278	7,555
Less: allowance for credit losses	(4,830)	(1,464)
Total	$19,448	$6,091

For the year ended December 31, 2011 and 2010, the average carrying amount of the impaired finance receivables was $11,185 and $2,001, respectively. The related amount of interest income recognized was $2,606 and $448, respectively.

NOTE 23 – SUBSEQUENT EVENTS

On January 27, 2012, the Company’s board of directors declared a one-time special cash dividend in the amount of $0.25 per share and that was paid on February 15, 2012, to all shareholders of record as of the close of business on February 8, 2012. The total amount of cash distributed in the dividend was $5,885 and deducted from retained earnings in the first quarter of 2012.

On January 27, 2012, the Company’s board of directors also declared a 3-for-2 stock split in the form of a stock dividend (“Stock Dividend”) and which was paid on February 16, 2012, to all shareholders of record as of the close of business on February 8, 2012. However, FINRA subsequently determined that the Stock Dividend could not be distributed to street name holders through the Depository Trust Company, Since we did not wish the record holders to be enriched at the expense of the street name holders, on March 21, 2012, our board of directors has determined to cancel the Stock Dividend and authorized us to request the record holders to return the shares issued pursuant to the Stock Dividend for cancellation. All record holders have returned such shares.

