Form 20-F
period 2012-12-31
AutoChina International Ltd
filed 2013-04-30
CIK 1417370

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report______________

For the transition period from __________ to ___________

Commission file number 001-34477

AUTOCHINA INTERNATIONAL LIMITED

(Exact name of the Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

27/F, Kai Yuan Center, No. 5, East Main Street

Shijiazhuang, Hebei

People’s Republic of China

Tel: +86 311 8382 7688

Fax: +86 311 8381 9636

(Address of principal executive offices)

Yong Hui Li

27/F, Kai Yuan Center, No. 5, East Main Street

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 23,538,919 ordinary shares, par value $0.001 per share, as of December 31, 2012.

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

☐   Yes       ☒ No

CERTAIN INFORMATION

Unless otherwise indicated and except where the context otherwise requires, in this Annual Report on Form 20-F references to:

☐	“AutoChina”, “we,” “us”, “our” or “company” refer to AutoChina International Limited (together with its subsidiaries and affiliated entities);

☐	“ACG” refers to AutoChina Group Inc. (together with its subsidiaries and affiliated entities);

☐	“Auto Kaiyuan Companies” refers to Kaiyuan Logistics, Kaiyuan Auto Trade, and Hebei Xuhua Trading;

☐	“PRC” or “China” refer to the People’s Republic of China;

☐	“dollars” or “$” refer to the legal currency of the United States; and

☐	“Renminbi” or “RMB” refer to the legal currency of China.

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

We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language included in this Annual Report on Form 20-F provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

☐	changing principles of generally accepted accounting principles;

☐	outcomes of government reviews, inquiries, investigations and related litigation;

☐	continued compliance with government regulations;

☐	legislation or regulatory environments, requirements or changes adversely affecting the automobile business in China;

☐	fluctuations in customer demand;

☐	management of rapid growth;

☐	general economic conditions;

☐	changes in government policy;

☐	the fluctuations in sales of commercial vehicles in China;

☐	China’s overall economic conditions and local market economic conditions;

☐	our ability to expand through strategic acquisitions and establishment of new locations;

☐	our business strategy and plans;

☐	the results of future financing efforts; and

☐	and geopolitical events.

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

The following selected consolidated financial data as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 have been derived from the audited consolidated financial statements of AutoChina included in this Annual Report beginning on page F-1.  The following summary consolidated financial data as of December 31, 2009 and 2008 and for the year ended December 31, 2009 and 2008 have been derived from the audited consolidated financial statements of AutoChina and ACG, respectively. Such financial data is not included in this Annual Report. The consolidated financial data for all periods presented is retrospectively adjusted to reflect the merger under common control of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries. The below selected financial data does not include information relating to certain discontinued operations. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AutoChina” and other financial information included in this Annual Report.

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

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

Selected Consolidated Financial Data

(In thousands of U.S. Dollars, except per share amounts)

	As of December 31,
	2012	2011	2010	2009	2008

Balance Sheet Data –
Cash and cash equivalents	$75,777	$43,048	$30,948	$36,785	$3,905
Restricted cash	$160	$159	$—	$12,450	$—
Total current assets	$316,366	$434,852	$843,588	$545,912	$418,156
Total assets	$439,306	$554,466	$988,521	$641,179	$428,447
Total current liabilities	$210,946	$263,283	$739,962	$556,422	$369,849
Total liabilities	$210,946	$263,283	$855,547	$615,445	$370,322
Total equity	$228,360	$291,183	$132,974	$25,734	$58,124

	For the Years Ended December 31,
	2012	2011	2010	2009	2008

Statement of Operations Data –

Revenues	$333,112	$598,094	$618,073	$325,454	$36,298

Income from operations	32,356	56,683	47,432	23,636	1,337

Other income (expense)	308	(17,140)	(99,967)	(94,088)	10

Income tax provision	(9,115)	(13,419)	(10,369)	(3,828)	(185)

Income (loss) from continuing operations	23,549	26,124	(62,904)	(74,280)	1,162

Income (loss) from discontinued operations, net of taxes	—	(973)	604	(263)	6,842

Net income (loss) attributable to shareholders	$23,549	$25,151	$(62,300)	$(74,543)	$8,004

Earnings (loss) per share –

Basic
Continuing operations	$1.00	$1.11	$(3.41)	$(8.26)	$0.15
Discontinued operations	—	(0.04)	0.03	(0.03)	0.88
	$1.00	$1.07	$(3.38)	$(8.29)	$1.03

Diluted
Continuing operations	$0.99	$1.11	$(3.41)	$(8.26)	$0.15
Discontinued operations	—	(0.04)	0.03	(0.03)	0.88
	$0.99	$1.07	$(3.38)	$(8.29)	$1.03

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

Risks Relating to our Business

Our growth is dependent upon, among other factors, the availability of suitable sites, without which we may not be able to continue to increase revenues.

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

We commenced our commercial vehicle sales, servicing, leasing and support business in March 2008. We opened 103, 54, 143 and 206 commercial vehicle financing and service centers in 2008, 2009, 2010 and 2011, respectively, and 28 additional commercial vehicle financing and service centers in 2012 for a total of 534 centers at December 31, 2012. As of March 31, 2013, AutoChina closed one commercial vehicle financing and service center and opened another one, which maintained the number of commercial vehicle financing and service centers of 534 centers. Accordingly, we have a limited operating history, which may not provide a meaningful basis for evaluating our business, financial performance and prospects. We may not have sufficient experience to address the risks frequently encountered by early stage companies, including our potential inability to:

☐	achieve and maintain our profitability and margins;

☐	acquire and retain customers;

☐	attract, train and retain qualified personnel;

☐	maintain adequate control over our costs and expenses;

☐	keep up with evolving industry standards and market developments; or

☐	respond to competitive and changing market conditions.

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

Yong Hui Li, the Chairman and Chief Executive Officer of AutoChina, beneficially owns approximately 66.2% of the outstanding ordinary shares of AutoChina as of the date of this Annual Report on Form 20-F, assuming that there are no other changes to the number of ordinary shares outstanding. Mr. Li may take actions with respect to such shares without the approval of other shareholders and which are not consistent with the interests of the other shareholders, including the election of the directors and other corporate actions of AutoChina such as:

☐	its merger with or into another company;

☐	a sale of substantially all of its assets; and

☐	amendments to its memorandum and articles of incorporation.

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

As of December 31, 2012, we had outstanding borrowings from affiliates of our Chairman and Chief Executive officer, Mr. Yong Hui Li, of approximately $67.8 million. We intend to repay the borrowings in fiscal 2013 through internal resource. These borrowings are interest bearing and for a perpetual term, but are callable at any time by the lenders. The lenders have not indicated to us if there is a maximum amount they are willing to lend to us, and there can be no assurance that they will lend us any more funds or that they will not call the loans for repayment. In the event such lenders determine to call these loans we will have to repay the loans from our cash reserves or financing provided by third-party financial institutions. There can be no assurance that we will have sufficient cash reserves or that we could secure additional financing from third parties on favorable terms or at all. If cash reserves or suitable financing were not available, we would have to divert working capital from growing our commercial leasing business, and we would not be able to expand our commercial leasing business as quickly as expected.

Current economic conditions may result in reduced revenues for AutoChina.

AutoChina believes that many factors affect sales of new commercial vehicles’ gross profit margins in China and in our particular geographic markets, including the economy, inflation, recession or economic slowdown, consumer confidence, housing markets, fuel prices, credit availability, the level of manufacturers’ production capacity, interest rates, product quality, affordability and innovation, employment/unemployment rates, the number of consumers whose vehicle leases are expiring, and the length of consumer loans on existing vehicles. Changes in interest rates could significantly impact industry new vehicle sales and vehicle affordability, due to the direct relationship between interest rates and monthly loan payments, a critical factor for many vehicle buyers, and the impact interest rates can have on customers’ borrowing capacity and disposable income.  The financial crisis that began in late 2008 and the slowdown of Chinese economy since late 2012 also significantly impacted commercial vehicle sales. If such a crisis occurred again, it is likely that commercial vehicle sales would be depressed again.

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

Our future success is dependent upon our ability to successfully expand our commercial vehicle sales, servicing, leasing and support business which we commenced in March 2008. We opened 103, 54, 143 and 206 commercial vehicle financing and service centers in 2008, 2009, 2010 and 2011, respectively, and 28 additional commercial vehicle financing and service centers in 2012 for a total of 534 centers at December 31, 2012.  As of March 31, 2013, AutoChina closed one commercial vehicle financing and service center and opened another one, which maintained the number of commercial vehicle financing and service centers of 534 centers. We may not be able to expand our sales in our existing or new markets due to a variety of factors, including the risk that customers in some areas may be unfamiliar with our brand or the commercial vehicle sales, servicing, leasing and support business model. Furthermore, we may fail to anticipate and address competitive conditions in the commercial vehicle sales, servicing, leasing and support market. These competitive conditions may make it difficult or impossible for us to effectively expand this business. If our expansion efforts in existing and new markets are unsuccessful, our results of operations and prospects would be materially and adversely affected.

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

Fuel prices are inherently volatile and have experienced a significant fluctuation from 2001 to 2012. Any surge in fuel prices will have an adverse effect on world economies and, in particular, on the world’s automobile and trucking industries. For example, in 2007, rising global oil prices and rising demand for fuel have led to fuel shortages in China. This is due in part to increased automobile ownership as well as government controls over fuel prices.

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

We may have difficulty relating to the administration of the trust component of the commercial vehicle financing structure in which CITIC Trust has acted as an intermediary resulting in additional costs and the loss of the benefit of the structure.

From September 2009 to November 2011, as part of our commercial vehicle financing structure we established the Trust Fund which required a third party trustee.  We, through Chuangjie Trading, our variable interest entity (“VIE”), engaged CITIC Trust Co., Ltd. (“CITIC Trust”) to act as trustee for this Trust Fund. As of November 2011, we ceased to engage CITIC Trust as an intermediary for any new leases. However, CITIC Trust continued to serve as an intermediary for existing leases until such leases were fully settled and/or expired. The agreements governing the Trust Fund place certain obligations on us and the trustee in connection with the new commercial vehicle financing structure, however we or the trustee may encounter difficulties in performing these obligations which could result in CITIC Trust being unable or unwilling to continue in its role as trustee.  We may not be able to find a replacement for CITIC Trust in a timely fashion, if at all.  As a result, we may experience additional costs and delays in finding a replacement trustee and may lose the benefit of the commercial vehicle financing structure temporarily or permanently.

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

We may have difficulty adjusting our existing offerings to customers, including introducing new products and services, which could reduce our profits and growth.

As we have done in the past, we plan to continue adjusting our existing offerings to customers and to introduce new products and services such as our insurance brokerage services business. Any inability to successfully modify our offerings or introduce new products and services that meet the demands of our customers could result in reduced profits and growth.

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

The staff of the SEC filed a lawsuit against us, which may affect our reputation and therefore ability to conduct certain business.

On April 11, 2012, the SEC filed a lawsuit against us and 11 of our shareholders , including the Company’s Secretary and member of the Board of Directors, for stock manipulation, alleging that we deliberately manipulated trading in our shares to create the appearance of a liquid and active market. We continue to work closely with our legal counsel and advisors to defend us. We are unable at this time to predict the outcome of this lawsuit or whether we will incur any liability associated with the lawsuit, or to estimate the effect such outcome would have on the consolidated financial statements. In addition, the existence of the SEC’s lawsuit may adversely affect our reputation with regard to certain business dealings, whose nature and scope are difficult to predict.

Risks Related to AutoChina’s Corporate Structure and Restrictions on its Industry

Contractual arrangements in respect of certain companies in the PRC may be subject to challenge by the relevant governmental authorities and may affect our investment and control over these companies and their operations.

According to Foreign Investment Industries Guidance Catalogue, which was introduced in 1995 and was later amended in 1997, 2002, 2004 and 2007, our motor vehicle distribution business was classified as “restricted,” and foreign enterprises were not allowed to own controlling equity stakes in the motor vehicle distribution where the distributor has established more than 30 stores and sells products of various brands from different suppliers.  Because our wholly-owned subsidiary ACG is a Cayman Islands company and it holds the equity interests of its PRC subsidiaries indirectly through Fancy Think Limited, a Hong Kong company, our PRC subsidiaries are treated as foreign invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements, (the “Enterprise Agreements”), entered into with the Auto Kaiyuan Companies, Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”) and Hebei Shengrong Investment Co., Ltd. (“Hebei Shengrong Investment”, under which with Hebei Kaiyuan are collectively known as the “AKC Shareholders”). Pursuant to the Enterprise Agreements, we, through our wholly-owned subsidiary ACG, have exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholders, and has control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies are considered variable interest entities, and AutoChina is the primary beneficiary. ACG’s relationships with the Auto Kaiyuan Companies and the AKC Shareholders are governed by the Enterprise Agreements between Hebei Chuanglian Finance Leasing Co. Ltd. (“Chuanglian”), an indirect wholly-owned subsidiary of ACG, and each of the Auto Kaiyuan Companies, which are the operating companies of ACG in the PRC. The Auto Kaiyuan Companies hold and their subsidiaries hold the relevant business licenses to carry out the business. Subject to the Real Rights Law of the PRC, the pledge of shares registered in the securities depository and clearing institution shall be established upon registration with the relevant securities depository and clearing institution and the pledge of other share rights shall be established upon registration with administrative department for industry and commerce. Therefore, an equity interest pledge, such as the ones granted pursuant to the Enterprise Agreements, without registration will be materially impaired. According to the Measure for Equity Pledge Registration with the Administrative Organs for Industry and Commerce, which took effect in 2008, the administration for industry and commerce has already begun accepting applications for pledge registrations. Failure to register the equity pledge may result in the pledge being unenforceable. The Company is in the process of registering the pledge of equity interest contemplated in the variable interest entity, or VIE documents. The Enterprise Agreements generally provide the following rights:

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

If AutoChina’s ownership structure, contractual arrangements and businesses, or its PRC subsidiaries and Auto Kaiyuan Companies, are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

☐	revoking the business and operating licenses of AutoChina’s PRC subsidiaries or Auto Kaiyuan Companies, which business and operating licenses are essential to the operation of AutoChina’s business;

☐	levying fines;

☐	confiscating AutoChina’s income or the income of its PRC subsidiaries or Auto Kaiyuan Companies;

☐	shutting down our commercial vehicle sales, servicing, leasing and support business;

☐	discontinuing or restricting our operations or the operations of AutoChina’s PRC subsidiaries or Auto Kaiyuan Companies;

☐	imposing conditions or requirements with which AutoChina, ACG, AutoChina’s PRC subsidiaries or Auto Kaiyuan Companies may not be able to comply;

☐	requiring AutoChina, AutoChina’s PRC subsidiaries or Auto Kaiyuan Companies to restructure their relevant ownership structure, operations or contractual arrangements;

☐	restricting or prohibiting AutoChina’s use of the proceeds from AutoChina’s initial public offering to finance its business and operations in China; and

☐	taking other regulatory or enforcement actions that could be harmful to the business of the Auto Kaiyuan Companies.

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

The shareholders of the Auto Kaiyuan Companies may have potential conflicts of interest with AutoChina, which may materially and adversely affect AutoChina’s business and financial condition.

We, through our wholly-owned subsidiary ACG, have contractual arrangements with respect to operating the business with the Auto Kaiyuan Companies, and the shareholders of Auto Kaiyuan Companies are Hebei Kaiyuan and its parent company, Hebei Shengrong Investment, companies registered in the PRC and indirectly owned by our Chairman and CEO, Mr. Yong Hui Li. Although Auto Kaiyuan Companies, Hebei Kaiyuan and Hebei Shengrong Investment have given undertakings to act in the best interests of AutoChina, AutoChina cannot assure you that when conflicts arise, these individuals will act in AutoChina’s best interests or that conflicts will be resolved in AutoChina’s favor.

AutoChina may lose the ability to use and enjoy assets held by the Auto Kaiyuan Companies that are important to the operation of its business if such entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the Auto Kaiyuan Companies, the AKC Shareholders hold certain assets, such as the office premises of our headquarters, that are important to the operation of our business. If the Auto Kaiyuan Companies go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If the Auto Kaiyuan Companies undergo a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

AutoChina conducts substantially all of its operations and generates all its sales in China. Accordingly, AutoChina’s business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

☐	the higher level of government involvement and regulation;

☐	the early stage of development of the market-oriented sector of the economy;

☐	the rapid growth rate;

☐	the higher rate of inflation;

☐	the higher level of control over foreign exchange; and

☐	government control over the allocation of many resources.

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

Under the PRC EIT Law, we, ACG, Fancy Think Limited and/or Heat Planet, ACG’s wholly-owned subsidiaries, each may be classified as a “resident enterprise” of the PRC. Such classification could result in tax consequences to us, our non-PRC resident securityholders and ACG, Fancy Think Limited and/or Heat Planet.

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

If the PRC tax authorities determine that we, ACG, Fancy Think Limited and/or Heat Planet is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we, ACG, Fancy Think Limited and/or Heat Planet may be subject to enterprise income tax at a rate of 25% on our, ACG’s, Fancy Think Limited’s and/or Heat Planet’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. As a result, if we, ACG, Fancy Think Limited and Heat Planet are treated as PRC “resident enterprises,” all dividends from Chuanglian to us (through Fancy Think Limited and ACG) and dividends from Hebei Xuwei Trading Co., Ltd. (“Hebei Xuwei Trading”) to us (through Heat Planet and ACG) would be exempt from PRC tax.

If Fancy Think Limited and/or Heat Planet were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that Fancy Think Limited receives from Chuanglian and/or Heat Planet receives from Hebei Xuwei Trading (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, provided that Fancy Think Limited and Heat Planet owns more than 25% of the registered capital of Chuanglian and Hebei Xuwei Trading, respectively, continuously within 12 months immediately prior to obtaining such dividend from them, and the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the PRC-Hong Kong Tax Treaty, were otherwise applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem Fancy Think Limited and/or Heat Planet to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if we or ACG were treated as a PRC “non-resident enterprise” under the EIT Law, and Fancy Think Limited and/or Heat Planet were treated as a PRC “resident enterprise” under the EIT Law, then dividends that we or ACG receive from Fancy Think Limited and/or Heat Planet (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders.

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

If any such PRC taxes apply, a non-PRC resident securityholder may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty and/or a foreign tax credit against such securityholder’s domestic income tax liability (subject to applicable conditions and limitations). Prospective investors should consult with their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits. For further information, see the discussion in the section of this Annual Report on Form 20-F entitled “Taxation—PRC Taxation” below.

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

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report on Form 20-F captioned “Taxation—United States Federal Income Taxation—General”) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our 2012 taxable year, we may be treated as a PFIC for our 2012 taxable year.  However, since we have not performed a definitive analysis with respect to our PFIC status for our 2012 taxable year, there can be no assurance with respect to our status as a PFIC for such taxable year. There also can be no assurance with respect to our PFIC status for our current (2013) taxable year or any future taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the U.S. federal income tax consequences of PFIC classification to U.S. Holders, see the section of this Annual Report on Form 20-F captioned ‘‘Taxation—United States Federal Income Taxation—Tax Consequences to U.S. Holders—Passive Foreign Investment Company Rules.”

ITEM 4.          INFORMATION ON OUR COMPANY

A.	History and Development of the Company

Overview

We believe we own and operate China’s largest commercial vehicle sales, servicing, leasing, and support network. Through our 534 store network, each of which is company-owned and operated, we offer a one-stop shopping experience for commercial vehicles and related services. We focus on sales-type leasing of commercial vehicles, providing after-sales support and road-side assistance through our growing store network, and providing our customers with value-added services for them to successfully operate their vehicles. We conduct our commercial vehicle sales, servicing, leasing, and support network business exclusively in China and except for certain administrative functions, we do not have any operations outside of China.

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

We have been able to expand quickly and efficiently due to our business model, which is designed to be highly scalable. Since March 2008, when we started our commercial vehicle sales, servicing, leasing and support business, through March 31, 2013, we have opened 534 store branches in 26 provinces or province-level regions, and leased 38,650 commercial vehicles. This is possible because we do not carry material inventory (we do not purchase vehicles until our customers make their initial down payment), our stores require only a small amount of capital to open, and there is a high degree of standardization across our business. In order to leverage our store network and existing customer base, we are also constantly looking for additional products and services to offer to our customers. For example, in December 2011 we commenced our Kaiyuan Insurance operations to broker various insurance products to customers.

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

On November 26, 2008, through ACG’s wholly-owned subsidiary, Fancy Think Limited, and in turn through Fancy Think Limited’s wholly-owned subsidiary, Chuanglian, ACG executed a series of contractual arrangements, or the Enterprise Agreements, with the Auto Kaiyuan Companies and their shareholder, Hebei Kaiyuan. Pursuant to the Enterprise Agreements, ACG has exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from Hebei Kaiyuan, and generally has control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies are considered variable interest entities, and ACG is the primary beneficiary of those entities. ACG’s relationships with the Auto Kaiyuan Companies and Hebei Kaiyuan are governed by the Enterprise Agreements between Chuanglian and each of the Auto Kaiyuan Companies, which are the operating companies of ACG in the PRC.  As a result, the Auto Kaiyuan Companies are consolidated as variable interest entities.

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

As a result of the sale of the automobile dealership business in December 2009, our business consists mainly of the commercial vehicle sales, servicing, leasing and support business.

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

Since December 2010, our subsidiaries, Ganglian Finance Leasing and Chuanglian, as lessor, have been leasing commercial vehicles directly to our customers. Under this new business model, the lessor purchases the commercial vehicles from Kaiyuan Auto Trade and/or Hebei Xuhua Trading, then leases the commercial vehicles to the customer lessees directly. The lessor, the relevant local center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreement, the parties agree that: (1) the local center will hold title to the commercial vehicle for the benefit of the lessor for the term of the lease and will provide services to the lessee, including maintaining the vehicle’s legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request.

In November 2011, we ceased to engage CITIC Trust as an intermediary for any new leases. However, CITIC Trust continues to serve as an intermediary for the existing leases until these leases are fully settled and/or expired. Apart from these existing leases, the Company now operates its entire leasing business directly through its subsidiaries, Chuanglian and Ganglian Finance Leasing.

In June 2011, our subsidiary, Fancy Think Limited, acquired the remaining equity interest of Ganglian Finance Leasing from our VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing back to a wholly foreign-owned enterprise. In June 2011, Kaiyuan Auto Trade transferred 100% of the equity interest of Chuangjie Trading, the beneficiary of the Trust Fund, to Ganglian Finance Leasing. In September 2011, Fancy Think Limited transferred its 10% equity interest in Chuanglian to Ganglian Finance Leasing. In March 2013, Ganglian Finance Leasing transferred 100% equity interest of Chuangjie Trading to Kaiyuan Auto Trade. The change led Chuangjie Trading became the Company’s VIE again. Ganglian Finance Leasing and Chuanglian are directly owned by AutoChina, and therefore not part of our VIE holding structure.

In October 2011, we established an insurance agency, Shijie Kaiyuan Insurance Agency Co., Ltd (“Kaiyuan Insurance”) for the purpose of providing motor vehicle insurance brokerage services in China. The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. Kaiyuan Insurance commenced operations in December 2011. Upon the launch of our insurance brokerage services business, we signed agreements with four major insurance companies in China to sell insurance.

In February 2012, the Company established Beijing Alliance Kaiyuan Information Processing Co., Ltd. (“Kaiyuan Information Processing”) in the PRC. Kaiyuan Information Processing engages in developing and management of the website: www.kywmall.com.

On August 30, 2012, the Company’s independent directors approved, and the Company has entered into, an equity transfer agreement (the “Acquisition Agreement”) through its wholly owned subsidiary, ACG, to purchase 100% of the equity of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building (the “Asset”). Heat Planet is controlled by the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li. Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center is the tallest building in Shijiazhuang and Hebei Province and will also be occupied by a Hilton Worldwide-operated, five-star hotel. The building was completed, and the Company took possession and occupied the property, in April 2013.

Heat Planet’s equity was purchased for approximately $56.4 million, subject to adjustment at closing by the difference between the estimated and actual working capital and cash balance of Heat Planet as of May 31, 2012. Following the acquisition, the Company assumed approximately $102.9 million in debt as part of the acquisition, resulting in a total transaction value of approximately $159.3 million (the “Merger under Common Control”). The $56.4 million purchase price will be payable within six months of occupation of the Asset, which was occupied in April 2013, and any unpaid amounts after six months will begin to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of March 31, 2013), provided that if there is a good faith dispute regarding purchase price calculation or any purchase price adjustments then interest will not accrue until such dispute is definitively resolved. The total transaction value of approximately RMB1 billion ($159.3 million) was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the Asset. The acquisition closed on September 11, 2012. On October 12, 2012, the Company entered into a written consent with Heat Planet and its seller to modify the required audited financial statements of Heat Planet to be delivered to the Company. The required audited financial statements of Heat Planet were delivered to the Company on December 26, 2012.

In April 2013, AutoChina moved its headquarters to the new Kai Yuan Center, which serves as the control center for each of the Company’s commercial vehicle financial centers located throughout China. The Company does not anticipate that it will occupy the entire office space purchased, and expects to lease out the unoccupied space, the proceeds from which will be reported as rental income.

In January 2013, the Company agreed to amend the contractual arrangements with its VIEs, Kaiyuan Auto Trade and Kaiyuan Logistics and their shareholder, Hebei Kaiyuan (“Enterprise Agreements”). Under the amendment, Hebei Kaiyuan transferred its entire equity interests held in Kaiyuan Auto Trade (2%) and Kaiyuan Logistics (100%) to its parent company, Hebei Shengrong Investment Co., Ltd. (“Hebei Shengrong Investment”). Thereafter, Hebei Shengrong Investment became the shareholders of these two VIEs. The rights and obligations of the Company and the VIEs in the Enterprise Agreements remain unchanged. The amendment of the Enterprise Agreements does not have any financial impact to the Company’s financial positions and operating results.

The following chart illustrates our corporate structure as of March 31, 2013:

(1)	The public company, quoted on the OTC Bulletin Board under the symbol “AUTCF”.

(2)	Ganglian Finance Leasing was formed in September 2010 for the purpose of conducting our leasing business. It commenced the leasing business in the fourth quarter of 2010.

(3)	Hebei Xuwei Trading is an investment holding entity, which holds 100% equity interest in Hebei Ruiliang Trading.

(4)	Hebei Shengrong Investment (formerly known as “Hebei Xian Real Estate”) is an entity 100% indirectly controlled by Mr. Yong Hui Li, our Chairman and Chief Executive Officer.

(5)	Hebei Ruiliang Trading holds the ownership of the office segment of Kai Yuan Center building.

(6)	Hebei Xuhua Trading is the entity that AutoChina indirectly acquired control of through contractual arrangements and which held the cash consideration paid to AutoChina in connection with its sale of its automobile dealership business in December 2009. Since December 2010, Hebei Xuhua Trading commenced the trading of commercial vehicles by purchasing vehicles from outside suppliers for delivery to other group companies.

(7)	Each truck financing center is held by a separate legal entity, each of which is wholly owned by Kaiyuan Auto Trade.

(8)	Kaiyuan Insurance was established to conduct insurance brokerage services in China. It commenced operations in December 2011.

(9)	Chuangjie Trading, as a beneficiary, engaged CITIC Trust to manage the Trust Fund, which was used to purchase commercial vehicles from Kaiyuan Auto Trade that were leased to our customers until June 2012.

(10)	Kaiyuan Information Processing was formed in February 2012. It engages in developing and management of the website: www.kywmall.com.

AutoChina’s principal executive office is located at 27/F, Kai Yuan Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China. Our telephone number is +86 311 8382 7688.  Our principal website is located at http://www.autochinaintl.com.  The information on our website is not part of this Annual Report.

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

All new customers must successfully pass a proprietary 21-point application and screening process before beginning a lease. Furthermore, the final approval must be given by our corporate headquarters, which carefully reviews each application. The application and screening process is hands-on and labor intensive and requires reference checks of family and friends, a guarantor, a criminal background check, and documentation of all parties’ “hukou” (household registration record), among other things. A key component of our credit control system is a large down payment that varies depending on how much credit risk we believe a particular customer poses. The typical down payment percentage can range between 15-30% of the vehicle cost, not including our membership fee. Our company policy is that the total down payment and membership fee for first time customers must be at least 25% of the market value of the vehicle. In addition, historically our down payment and membership fee combined have averaged at least 25% of the fair market value of the vehicle. This large down payment gives our customers a significant vested interest in our lease program and therefore makes it less likely for them to walk away from a lease. In addition, it provides us with a great deal of protection in case a lease does terminate early, since the amount of proceeds we could re-sell or re-lease the vehicle for will likely be equal to or higher than our carrying value, which represents the total lease payments that are outstanding, for the vehicle. During the year ended December 31, 2008 we leased 954 vehicles and none were repossessed or lost. During the year ended December 31, 2009, we leased 7,564 vehicles and a total of 5 were repossessed or lost due to accidents. During the year ended December 31, 2010, we leased 12,561 vehicles and a total of 55 were repossessed or lost due to accidents. During the year ended December 31, 2011, we leased 10,935 new vehicles and 1,131 used vehicles (which commenced in July 2011) and a total of 169 were repossessed or lost due to accidents. During the year ended December 31, 2012, we leased 5,385 new vehicles and 824 used vehicles and a total of 793 were repossessed or lost due to accidents. After we repossess vehicles, we arrange to resell them to new customers by either one-off sales or leasing the vehicle out again. In the case of loss due to an accident, we work with the insurance companies and the lessees for the recovery of the claims. Since all the leased commercial vehicles are insured when the lease is entered into, we are usually able to recover the remaining value of the lease from our insurance policy. There have been limited situations when lessees are involved in major accidents and third parties had liability claims that insurance is not sufficient to cover in which case we may not recover the remaining value of the lease. In these situations AutoChina may face liability depending on the outcome of litigation regarding the accident. We provide an allowance for doubtful accounts when the amounts are not recoverable.

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

Commercial Vehicle Financing Structure

In September 2009 we implemented a structure in which CITIC Trust acted as an intermediary for all of our leases. Our VIE, Chuangjie Trading, engaged CITIC Trust to act as trustee for a trust fund (referred to as the Trust Fund) and Chuangjie Trading is the sole beneficiary of the Trust Fund. The Trustee is responsible for the management of the funds invested in the Trust Fund, and the Trust Fund is used in purchasing commercial vehicles from Kaiyuan Auto Trade (our existing VIE). Pursuant to the Trust Fund documents each use of the Trust Fund (e.g. to purchase a commercial vehicle) required a written order to the Trustee from Chuangjie Trading.

Since November 2011, the Company ceased to engage CITIC Trust acts as an intermediary for the new leases. However, CITIC Trust continues to serve as an intermediary for the existing leases until these leases are fully settled and/or expired.

Beginning in December 2010, our subsidiaries, Ganglian Finance Leasing and Chuanglian, as lessor, obtained the business licenses required to engage into vehicle leasing business and commenced to lease commercial vehicles directly. Under this new business model, the lessor purchases the commercial vehicles from Kaiyuan Auto Trade and/or Hebei Xuhua Trading, then leases the commercial vehicles to lessees directly. The lessor, the relevant local center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreements, the parties agree that: (1) the local center will hold title to the commercial vehicle for the benefit of the lessor for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request. This new business model has enabled us to conduct our commercial vehicle leasing business in China through our directly owned subsidiaries, instead of working through the VIEs only. However, the VIEs of the Auto Kaiyuan Companies are still necessary due to restrictions on foreign ownership of motor vehicle distribution businesses.

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

Competition

We generally face competition from direct and indirect competitors. Our direct competitors maintain physical stores like we do and may attempt to operate in a similar fashion. However, we believe that they are smaller in scale than AutoChina and have at most a few stores in their store network. We believe these competitors are typically owned locally and also lack a standardized and sophisticated business model.

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

Our Industry

According to numerous sources including the 2012 China Commercial Vehicle Outlook published by ACT Research, China’s medium and heavy duty truck markets are the largest in the world and account for over 50% of the world’s commercial vehicle production. According to the China Association of Automobile Manufacturers (CAAM), there were an all-time record 1,017,400 heavy trucks sold in China in 2010. However, demand has slowed since then. According to CAAM, in 2011 there were 880,600 heavy trucks sold, a decrease of 13.44% from 2010. According to ChinaTrucks.com there were approximately 632,000 heavy trucks sold in 2012, a decrease of 28.2% from 2011. The Company believes that the heavy truck market in China may have reached a plateau. According to ChinaTrucks.com, several experts in the Chinese heavy truck industry project that in the coming year of 2013, the sales volume of heavy trucks in China may reach 790,000 units.

China’s economic development, industrialization, and the improvement of its infrastructure are the basic demand drivers for commercial vehicles. For example, according to Frost and Sullivan, China’s agriculture and industry sectors combined accounted for about 60% of China’s GDP in 2009. This was double the world average of 30% and also higher than the developing nation’s average of 49%. These two sectors helped to amplify demand for road transportation and also increased cargo turnover. Since 2010 China’s rate of economic growth has declined, which has had an adverse effect on heavy truck sales. In 2010 China’s GDP grew 10.4%, while in 2011 it grew 9.2%, and in 2012 it grew 7.8%. The Chinese government has a GDP growth target of 7.5% for 2013, which is unchanged from its forecast for 2012.

The heavy truck market is also directly affected by certain government legislation in China. For example, government penalties on overloaded vehicles have increased over time in an effort to discourage overloading. Diesel fuel taxes have increased resulting from a governmental shift from taxing trucks by a combination of capacity and income to taxing truck usage by fuel consumption. Chinese truck emission rules are being harmonized, with those of the U.S. and Europe. In the past, the government has also offered cash incentives to encourage the retirement of older trucks between 10 and 15 years old, however there are currently no indications of another similar impending program.

The market for heavy trucks in China is dominated by domestic Chinese manufacturers. These manufacturers have invested in state-of-the-art machine tools and manufacturing processes from around the globe because they are working with large international firms who require it. Still, Chinese made heavy trucks cost one-fourth to one-third as much as foreign made heavy trucks. The lower production cost in China is attributable to a number of factors including larger scale and production volume, lower labor costs, and some differences in technology and features. The majority of the market is controlled by the following manufacturers: Sinotruk Limited, FAW Group Corporation, Beiqi Foton Motor Co., Ltd. (Foton), Dongfeng Motor Corporation, and Shaanxi Automobile Group. In December 2009 Sinotruk’s principal subsidiary, China National Heavy Duty Truck Group Corp., announced that it had become the world’s second largest heavy truck maker by volume, second only to Mercedes-Benz (Daimler).

During the past several years, foreign heavy truck manufacturers have increased their efforts to participate in China’s heavy truck market. For example, in January 2013 Volvo became the largest heavy truck manufacturer in the world after acquiring a 45% stake in a newly established subsidiary of Dongfeng Motor Corporation for $898 million. In August 2012 Jiangling Motors Corp., which is minority owned by Ford Motor Co., announced that it will acquire Taiyuan Changan Heavy Truck Co. for approximately $42 million. In October 2010, Hyundai Motor Co. announced a $450 million joint venture with China’s Ziyang Nanjun Automobile Co., Ltd. In October 2009, NC2 Global LLC, a truck maker set up by Caterpillar Inc. and Navistar International Corp., announced a joint venture of at least $300 million with Chinese truck maker Anhui Jianghuai Automobile Co. Also, in October 2009, German truck maker MAN SE acquired a 560 million Euro minority stake in China’s Sinotruk.

Our Strategy

We consider ourselves the preeminent provider of commercial vehicle sales, servicing and leases in China. We wish to eventually expand our store branch network across the entire country. We further aim to leverage our physical presence and name brand to offer our customers additional products and services over time. Our store network can be grown quickly, if required, due to the low cost of opening a new store and our highly standardized business model. We maintain strict control over our product and service offering through 100% ownership of all of our store branches. Our goal is to enable our customers to succeed while maintaining our own profitability. We realize that their livelihood and ability to operate commercial vehicles for profit is paramount to our own success.

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

We Operate in the World’s Largest Market for Heavy Trucks. According to ChinaTrucks.com, there were approximately 632,000 heavy trucks sold in 2012. We believe that China’s continued economic growth and industrialization will likely cause the demand for heavy trucks to at least remain stable for many years and possibly grow. Since our customers can select a truck of any make or model, we believe we are well positioned to benefit from any growth in the market regardless of which trucks may be popular at the time.

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

Corporate Information

AutoChina’s principal executive office is located at 27/F, Kai Yuan Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China. Our telephone number is +86 311 8382 7688. Our principal website is located at http://www.autochinaintl.com. The information on our website is not part of this Annual Report.

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

Capital Expenditures

Our capital expenditure primarily includes the remaining construction costs and leasehold improvements of Kai Yuan Center that we acquired in September 2012. For fiscal 2013, through March 31, 2013, we incurred $0.8 million in construction costs and leasehold improvement for Kai Yuan Center. We expect to incur approximately an additional $8.0 million in such costs in fiscal 2013.

Our capital expenditures for commercial vehicle financing center include leasehold improvements of commercial retail space, branding and other fixtures and machinery and equipment. The estimated cost of establishing a commercial vehicle financing center is approximately RMB 60,000 (approximately US$9,000).

We expect to use cash from operations to finance these capital expenditures. For fiscal 2013, through March 31, 2013, we opened one new commercial vehicle financing centers and incurred approximately $9,000.

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

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange . Foreign currency exchange in the PRC is governed by a series of regulations, including the Foreign Currency Administrative Rules (1996), as amended, and the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), as amended. Under these regulations, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside China without the prior approval of the SAFE. Pursuant to the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises in China may purchase foreign exchange without the approval of the SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from the SAFE.

Dividend Distribution . The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

☐	The Sino-foreign Equity Joint Venture Law (1979), as amended;

☐	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

☐	The Sino-foreign Cooperative Enterprise Law (1988), as amended;

☐	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

☐	The Foreign Investment Enterprise Law (1986), as amended; and

☐	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

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

Legal Proceedings

On April 11, 2012, the SEC filed a lawsuit against us and 11 of our shareholders, including the Company’s Secretary and member of the Board of Directors, for stock manipulation, alleging that we deliberately manipulated trading in our shares to create the appearance of a liquid and active market. We continue to work closely with our legal counsel and advisors to defend us. We are unable at this time to predict the outcome of this lawsuit or whether we will incur any liability associated with the lawsuit, or to estimate the effect such outcome would have on the consolidated financial statements. In addition, the existence of the SEC’s lawsuit may adversely affect our reputation with regard to certain business dealings, whose nature and scope are difficult to predict.

Except for this, there is no material litigation currently pending or, to our knowledge, contemplated against AutoChina or ACG or any of our officers or directors in their capacity as such.

Recent Developments

On August 30, 2012, the Company’s independent directors approved and the Company has entered into the Acquisition Agreement through its wholly owned subsidiary, ACG, to purchase 100% of the equity of Heat Planet and its subsidiaries, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building. Heat Planet is controlled by the Company’s Chairman and Chief Executive Officer, Mr. Li. Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center is the tallest building in Shijiazhuang and Hebei Province and will also be occupied by a Hilton Worldwide-operated, five-star hotel. The building was completed, and the Company took possession and occupied the property, in April 2013.

In January 2013, the Company agreed to amend the Enterprise Agreements with its VIEs, Kaiyuan Auto Trade and Kaiyuan Logistics and their shareholder, Hebei Kaiyuan. Under the amendment, Hebei Kaiyuan transferred its entire equity interests held in Kaiyuan Auto Trade (2%) and Kaiyuan Logistics (100%) to its parent company, Hebei Shengrong Investment. Thereafter, Hebei Shengrong Investment became the shareholder of these two VIEs. The rights and obligations of the Company and the VIEs in the Enterprise Agreements remain unchanged. The amendment of the Enterprise Agreements does not have any financial impact to the Company’s financial positions and operating results.

In March 2013, Ganglian Finance Leasing transferred the entire equity interest of its subsidiary, Chuangjie Trading, to Kaiyuan Auto Trade. The change led Chuangjie Trading became a VIE of the Company again.

C.	Organizational Structure.

On April 9, 2009, we acquired ACG through a share exchange whereby ACG became our wholly-owned subsidiary. See Item 4.A. “History and development of the Company - Corporate Development and History.”

D.	Property, Plants and Equipment.

Prior to its acquisition of ACG, AutoChina had no operations. ACG was incorporated in the Cayman Islands on July 26, 2007 and disposed of its automotive dealership during 2009. In October 2011, the Company established Kaiyuan Insurance to provide motor vehicle insurance services and commenced operations in December 2011. In September 2012, the Company completed the acquisition of Heat Planet, which holds 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building. This space has served as the control center for each of the Company’s commercial vehicle financial centers located throughout China since April 2013. AutoChina expects to lease out the unoccupied space.

Consequently, the Company currently consists solely of the commercial vehicle sales, servicing, leasing and support business as of December 31, 2012, and expects to commence office leasing business in the near future. AutoChina conducts its business through 534 subsidiaries, all of which are majority or wholly owned, directly or indirectly, by it. Its principal office are located at 27/F, Kai Yuan Tower, No. 5 East Main Street, Shijiazhuang, Hebei Province, 050011, People’s Republic of China, and its telephone number is +86 311 8382 7688.

We are a provider of commercial vehicle sales, servicing, leasing and support and related services under the “Kaiyuan Auto” brand name. Through our strategically located network of commercial vehicle financing and service centers, we provide one-stop service for the needs of our customers, including commercial vehicle sales, servicing, leasing and support and related administrative services.

Our commercial vehicle financing and service centers are principally located in high traffic areas throughout Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan and Zhejiang area. Since March 2008 when we opened our first commercial vehicle financing center, we have grown our network of commercial vehicle financing and service centers to include 534 centers as of March 31, 2013.

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

The following chart indicates the number of AutoChina commercial vehicle financing and service centers in each of the provinces/regions where we conduct our business as of March 31, 2013:

Chinese Province / Region	Number of Commercial Vehicle Financing and service centers
Hebei:	50
Shanxi:	41
Shaanxi:	24
Tianjin:	2
Beijing:	6
Shandong:	44
Henan:	51
Hubei:	27
Hunan:	28
Liaoning:	26
Sichuan:	21
Chongqing:	3
Jiangxi:	22
Anhui:	28
Jiangsu:	26
Shanghai:	2
Fujian:	11
Gansu:	6
Guangdong:	15
Guangxi:	19
Guizhou:	12
Jilin:	10
Ningxia:	1
Yunnan:	16
Zhejiang:	12
Inner Mongolia Autonomous Region:	31
Total:	534

We lease most of the properties where the regional offices and commercial vehicle financing and service centers are located, and we expect to continue to lease the majority of the properties where our offices or centers are located.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

None.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

AutoChina International Limited (“AutoChina,” the “Company,” or “we”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations consist of the commercial vehicle sales, servicing, leasing and support business, which provides financing to customers to purchase commercial vehicles and related services.

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

Commercial Vehicle Financing Structure

From late September 2009 to November 2011, Chuangjie Trading, our wholly owned subsidiary, engaged CITIC Trust Co., Ltd., which we refer to as the Trustee, a division of the CITIC Group, to act as trustee for a trust fund set up for the sole benefit of Chuangjie Trading, or the Trust Fund. The Trustee was responsible for the management of the funds invested in the Trust Fund, and the Trust Fund was used to purchase commercial vehicles from Kaiyuan Auto Trade (our existing VIE). Pursuant to the Trust Fund documents, each use of the Trust Fund (e.g. to purchase a commercial vehicle) required a written order to the Trustee from Chuangjie Trading. This structure was implemented through a non-exclusive 3-year contractual relationship that was automatically renewable and unilaterally amendable and cancellable by CITIC Trust. Under this structure, we utilized CITIC Trust’s business license for vehicle leasing. This structure also allowed us to promote our leasing business by using the nationally recognized name of CITIC, and enabled us to start a lease securitization program with CITIC, which provided an additional source of financing.

Under the structure in which CITIC Trust acted as an intermediary, commercial vehicle purchase orders were issued (upon completion of credit checks) by a local center to Chuangjie Trading, which then instructed the Trustee to place the orders for the vehicles with Kaiyuan Auto Trade. Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant local center entered into a Sale and Management Agreement, and the Trustee, relevant local center and customer lessee entered into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Sale and Management Agreements and Lease and Management Agreements, the parties agreed that: (1) the Trustee would deliver the funds for the purchase of the commercial vehicle and instructed Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the local center would hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and would provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee would be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the local center would transfer title to the vehicle to the lessee upon the lessee’s request. Under the Lease and Management Agreement, the Trust Fund was entitled to future receivables under a lease, while Chuangjie Trading was entitled to the economic benefits of the Trust Fund as the trust beneficiary.

In September 2010, we established a new wholly foreign owned enterprise in China, Ganglian Finance Leasing, which performs the leasing business of commercial vehicles. In December 2010, the Company increased the paid-in capital of Ganglian Finance Leasing through its VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing from a wholly foreign-owned enterprise to a Chinese-foreign joint venture. Thereafter, In December 2010, our subsidiary, Chuanglian, changed its name to Hebei Chuanglian Finance Leasing Co., Ltd. and commenced leasing commercial vehicles.

Since December 2010, our subsidiaries, Ganglian Finance Leasing and Hebei Chuanglian Finance Leasing, as lessors, have been leasing commercial vehicles directly to our customers. Under this new business model, the lessor purchases the commercial vehicles from Kaiyuan Auto Trade and/or Hebei Xuhua Trading, then leases the commercial vehicles to the customer lessees directly. The lessor, the relevant local center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreement, the parties agree that: (1) the local center will hold title to the commercial vehicle for the benefit of the lessor for the term of the lease and will provide services to the lessee, including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request. Since November 2011, the Company has ceased to engage CITIC Trust as an intermediary for its new leases. However, CITIC Trust continues to serve as an intermediary for existing leases until these leases are fully settled and/or expired. Thereafter, the Company will operate its entire leasing business directly through its subsidiaries, Chuanglian and Ganglian Finance Leasing.

In June 2011, our subsidiary, Fancy Think Limited, acquired the remaining equity interest of Ganglian Finance Leasing from our VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing back to a wholly foreign-owned enterprise. In June 2011, our VIE, Kaiyuan Auto Trade transferred 100% of the equity interest of Chuangjie Trading, the beneficiary of the Trust Fund, to Ganglian Finance Leasing. In March 2013, Ganglian Finance Leasing transferred 100% of the equity interest of Chuangjie Trading to Kaiyuan Auto Trade. The change led Chuangjie Trading became a VIE of the Company again. As a result, Ganglian Finance Leasing and Chuanglian are directly owned by AutoChina, and therefore are not part of a VIE holding structure.

In October 2011, the Company established an insurance agency company, Kaiyuan Insurance, for the purpose of conducting insurance agency business in China. The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. Kaiyuan Insurance commenced operations in December 2011.

Tire and Fuel Services

Commencing in January 2010, we began offering our customers financing to purchase tires and diesel fuel. Under the tire purchase program, approved customers pay for new tire purchases over a 3-month term. Under the fuel purchase program, the Company offers approved customers a 1-month revolving credit facility to buy diesel fuel from selected fueling stations that have partnered with AutoChina. AutoChina charges customers a fee for both services and also receives commission fees on customer purchases from the associated vendors.

Insurance Service

During the term of the lease, customers are required to purchase insurance covering the commercial vehicle on an annual pre-paid basis. We receive commission on customer purchases from the associated insurance companies. Commencing in March 2010, we began offering our customers financing for their annual insurance premium. Beginning with the second year of a lease, approved customers may pay for their annual insurance premium over the course of 90 days. We charge customers a fee for this service.

In December 2011 we also established Kaiyuan Insurance to act as a direct broker of insurance products.

 Second-Hand Commercial Vehicle Financing Service

Commencing in September 2010, we began offering our customers second-hand vehicle financing services, pursuant to which we provide financing for approved customers to purchase a second-hand commercial vehicle. The resulting lease is structured similarly to those that we provide to customers purchasing new commercial vehicles, with each customer having full access to AutoChina’s value-added services, such as diesel, tire, and fuel financing. We expanded this service to offer a sale-leaseback program, which allows both former and new AutoChina customers to place vehicles they own outright into the Company’s network to accommodate their financing needs.

We charge a service fee to the customer and require monthly repayment over a term of 12 to 18 months. We recognized the second-hand vehicle leasing arrangements as a direct financing lease.

 Lease Securitization Program

From November 2010 to November 2011, the Company securitized a portion of its commercial vehicle leases through a partnership with the Trustee. Under this lease securitization program, in each month, up to RMB60 million ($9.1 million) of AutoChina’s commercial truck leases were securitized and sold to investors through CITIC Group. The resulting investment products have a one-year maturity and pay interest at rates that are higher than standard savings account rates currently available in China. AutoChina has incurred a cost of approximately 9% to 11% per annum under this program. In addition, AutoChina continues to own the vehicles that are the subject of such transactions and is responsible for servicing the existing retail leases of such vehicles. In November 2011, we ceased to engage CITIC Trust to act as an intermediary for new leases and ceased to raise new lease securitization borrowings. The lease securitization borrowings matured in June 2012 and CITIC Trust will continue to serve as an intermediary for the existing leases until these leases are fully settled and/or expired.

Direct Insurance Agency Service

We established an insurance agency company, Kaiyuan Insurance, to act as a direct insurance agent in China and commenced this business in December 2011. The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. We have signed agreements with four major insurance companies to sell insurance: China United Property Insurance Company Limited, Sinosafe General Insurance Co. Ltd. (Hua An Insurance), Ping An Insurance (Group) Company of China, Ltd., and China Life Property and Casualty Insurance Company Limited. We are actively seeking additional partnerships and securing additional regulatory licenses. By leveraging our existing store network, we intend to broker insurance products from a wide variety of carriers to existing and new customers and plan to offer not only commercial vehicle insurance but also a wide range of other insurance products such as business property insurance, homeowners insurance, and life insurance. As of September 30, 2012, we have set up 17 branch offices throughout China for this service.

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

Acquisition of Heat Planet

On August 30, 2012, the Company’s independent directors approved and the Company has entered into an equity transfer agreement (the “Acquisition Agreement”) through its wholly owned subsidiary, ACG, to purchase 100% of the equity of Heat Planet and its subsidiaries, which was controlled by Mr. Li. Heat Planet’s primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building (the “Asset”). Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center is the tallest building in Shijiazhuang and Hebei Province and will also be occupied by a Hilton Worldwide-operated, five-star hotel. The building was completed in April 2013.

Heat Planet’s equity was purchased for approximately $56.4 million, subject to adjustment at closing by the difference between the estimated and actual working capital and cash balance of Heat Planet as of May 31, 2012. Following the acquisition, the Company assumed approximately $102.9 million in debt as part of the acquisition, resulting in a total transaction value of approximately $159.3 million (the “Merger under Common Control”). The $56.4 million purchase price will be payable within six months of occupation of the Asset, which was occupied in April 2013. Any unpaid amounts from such amount due after such six months will begin to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of March 31, 2013), provided that if there is a good faith dispute regarding purchase price calculation or any purchase price adjustments then interest will not accrue until such dispute is definitively resolved. The total transaction value of approximately RMB1 billion ($159.3 million) was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the Asset. The acquisition closed on September 11, 2012. On October 12, 2012, the Company entered into a written consent with Heat Planet and its seller to modify the required audited financial statements of Heat Planet to be delivered to the Company. The required audited financial statements of Heat Planet were delivered to the Company on December 26, 2012.

In April 2013, AutoChina moved its headquarters to the new Kai Yuan Center, which serves as the control center for each of the Company’s 523 commercial vehicle financial centers located throughout China. The Company does not anticipate that it will occupy the entire office space purchased, and expects to lease out the unoccupied space, the proceeds from which will be reported as rental income.

Group Restructuring

In January 2013, the Company amended the Enterprise Agreements with its VIEs, Kaiyuan Auto Trade and Kaiyuan Logistics and their shareholder, Hebei Kaiyuan. Under the amendment, Hebei Kaiyuan transferred its entire equity interests held in Kaiyuan Auto Trade (2%) and Kaiyuan Logistics (100%) to its parent company, Hebei Shengrong Investment. Thereafter, Hebei Shengrong Investment became the shareholders of these two VIEs. The rights and obligations of the Company and the VIEs in the Enterprise Agreements remain unchanged.

 In March 2013, the Company performed a group restructure to transfer the entire equity interest of its wholly-owned subsidiary, Chuangjie Trading from Ganglian Finance Leasing to Kaiyuan Auto Trade, The change led Chuangjie Trading became a VIE of the Company. In addition, Fancy Think Limited transferred 10% interest of Chuanglian to Ganglian Finance Leasing. Thereafter, Fancy Think and Ganglian Finance Leasing hold 80% and 20% interest of Chuanglian, respectively.

We believe the change of the group structure streamlines enhances our negotiation power for offshore and local bank financing. The restructuring does not affect AutoChina’s consolidated results and financial position going forward or in the prior periods.

A group chart as of March 31, 2013 is shown below:

(1)	The public company, quoted on the OTC Bulletin Board under the symbol “AUTCF”.

(2)	Ganglian Finance Leasing was formed in September 2010 for the purpose of conducting our leasing business. It commenced the leasing business in the fourth quarter of 2010.

(3)	Hebei Shengrong Investment (formerly known as “Hebei Xian Real Estate”) is the entity 100% indirectly controlled by Mr. Yong Hui Li, our Chairman and Chief Executive Officer.

(4)	Chuangjie Trading, as a beneficiary, engaged CITIC Trust to manage the Trust Fund, which was used in purchasing commercial vehicles from Kaiyuan Auto Trade that were leased to our customers.

(5)	Hebei Ruiliang Trading holds the ownership of the office segment of Kai Yuan Center building.

(6)	Hebei Xuhua Trading is the entity that AutoChina indirectly acquired control of through contractual arrangements and which held the cash consideration paid to AutoChina in connection with its sale of its automobile dealership business in December 2009. Since December 2010, Hebei Xuhua Trading commenced the trading of commercial vehicles by purchasing from outside suppliers for delivery to other group companies.

(7)	Each truck financing center is held by a separate legal entity, each of which is wholly owned by Kaiyuan Auto Trade.

(8)	Kaiyuan Insurance was established to conduct insurance brokerage services in China. It commenced operations in December 2011.

(9)	Chuangjie Trading, as a beneficiary, engaged CITIC Trust to manage the Trust Fund, which was used in purchasing commercial vehicles from Kaiyuan Auto Trade that were leased to our customers.

(10)	Kaiyuan Information Processing was formed in February 2012. It engages in developing and management of the website: www.kywmall.com.

ADJUSTMENT OF CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

On September 11, 2012, after consummating the Merger under Common Control of Heat Planet and its subsidiaries, since both of the Company and the acquired companies are under the common control of Mr. Li immediately before and after the Merger under Common Control, this transaction was accounted for as common control merger, and using merger accounting as if the merger had been consummated at the beginning of the earliest period presented, and no gain or loss is recognized. All the assets and liabilities of Heat Planet and its subsidiaries are recorded at carrying value. The cash consideration in excess of carrying value of net assets of Heat Planet’s subsidiary was deemed a capital distribution to Mr. Yonghui Li and a deduction to additional paid in capital amounting to $85.4 million was recorded upon consummation of the acquisition.

The Company has adjusted its financial statements for the years ended December 31, 2011 and 2010 to account for operating results of Heat Planet and its subsidiaries to reflect the merge under common control.

The effects of the adjustment on selected statement of operation line items for the year ended December 31, 2011 are as follows:

	Year ended December 31, 2011 (as previously reported)	Effect of Adjustment	Year ended December 31, 2011 (As Adjusted)
(in thousands, except for per share data)
General and administrative	$27,198	$6	$27,204
Income (loss) from continuing operations before income taxes	39,549	(6)	39,543
Income (loss) from continuing operations	26,130	(6)	26,124
Income (loss) from discontinued operations	—	(1,330)	(1,330)
Income tax benefit	—	333	333
Loss attributable to non-controlling interest	—	24	24
Income (loss) from discontinued operations, net of taxes	—	(973)	(973)
Net income (loss)	$26,130	$(979)	$25,151

Earnings (loss) per share
Basic
Continuing operations	$1.11	$—	$1.11
Discontinued operations	—	(0.04)	(0.04)
	$1.11	$(0.04)	$1.07
Diluted
Continuing operations	$1.11	$—	$1.11
Discontinued operations	—	(0.04)	(0.04)
	$1.11	$(0.04)	$1.07

The effects of the adjustment on selected statement of operation line items for the year ended December 31, 2010 are as follows:

	Year ended December 31, 2010 (as previously reported)	Effect of Adjustment	Year ended December 31, 2010 (As Adjusted)
(in thousands, except for per share data)
General and administrative	$17,590	$12	$17,602
Loss from continuing operations before income taxes	(52,523)	(12)	(52,535)
Loss from continuing operations	(62,892)	(12)	(62,904)
Income from discontinued operations	—	1,404	1,404
Income tax provision	—	(351)	(351)
Income attributable to non-controlling interest	—	(449)	(449)
Income from discontinued operations , net of taxes	—	604	604
Net (loss) income	$(62,892)	$592	$(62,300)

(Loss) earnings per share
Basic
Continuing operations	$(3.42)	$0.01	$(3.41)
Discontinued operations	—	0.03	0.03
	$(3.42)	$0.04	$(3.38)

Diluted
Continuing operations	$(3.42)	$0.01	$(3.41)
Discontinued operations	—	0.03	0.03
	$(3.42)	$0.04	$(3.38)

RESULTS OF OPERATIONS

2012 Compared to 2011

Overview

AutoChina’s earnings decreased slightly during the year ended December 31, 2012, mostly as a result of the decreased revenue during the year. In terms of operations, the demand for commercial vehicles and for commercial vehicle financing decreased as a result of a slowing of growth in the Chinese economy. However, we expect that China’s economic development will drive demand for commercial vehicles in the future.

Details of the vehicles leased are as follows:

Number of Vehicles Leased
Balance at January 1, 2010	8,513
New leases recorded in the year ended December 31, 2010	12,561
Vehicles repossessed or loss to accident in 2010	(55)
Vehicles transferred to customers at the end of lease term in 2010	(1,390)
Balance at December 31, 2010	19,629
New leases recorded in the year ended December 31, 2011	10,935
Vehicles repossessed or loss to accident in 2011	(169)
Vehicles transferred to customers at the end of lease term in 2011	(6,468)
Balance at December 31, 2011	23,927
New leases recorded in the year ended December 31, 2012	5,385
Vehicles repossessed or loss to accident in 2012	(793)
Vehicles transferred to customers at the end of lease term in 2012	(13,441)
Balance at December 31, 2012	15,078

During the year ended December 31, 2012, the Company established an aggregate of 28 additional commercial vehicle sales, servicing, leasing and support centers in the Anhui, Beijing, Fujian, Guangxi, Guizhou, Hubei, Inner Mongolia, Jiangsu, Shanghai, Sichuan and Yunnan Provinces and province-level regions, bringing the total number of locations to 534 as of December 31, 2012. All the new stores were opened in provinces which have existing stores in order to enhance the store network. Given the difficult market conditions, we did not expand our store network as rapidly as originally planned in 2012.

Revenues

The table below sets forth certain line items from the Company’s Statement of Operations as a percentage of revenues:

(in thousands)	Year ended December 31, 2012		Year ended December 31, 2011
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
Commercial vehicles	$249,040	74.8%	$505,618	84.5%	(50.7)%
Finance	69,804	21.0%	84,100	14.1%	(17.0)%
Insurance	14,268	4.2%	8,376	1.4%	70.3%
Total revenues	$333,112	100.0%	$598,094	100.0%	(44.3)%

Revenues for the year ended December 31, 2012 were $333.1 million, a decrease of 44.3% from $598.1 million in the prior year period, as a result of significant decrease in commercial vehicles revenue due to the decrease in the volume of new vehicle leases.

Commercial vehicles revenue decreased by 50.7%, which was primarily due to a decrease in the volume of new vehicle leases during the year. AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 5,385 new leases in the year ended December 31, 2012, compared to 10,935 new leases in the year ended December 31, 2011. The average selling price per vehicle remained at $46,200 per vehicle for both years. The Company repossessed 789 vehicles whose lessees had defaulted on installment payments, sold 611 of these vehicles, and realized 18 losses of vehicles during the year ended December 31, 2012. In comparison, there were 160 vehicles repossessed, 118 vehicles sold and 15 loss vehicles recognized in the year ended December 31, 2011. The decrease in commercial vehicle sales, servicing and leasing was primarily due to a general slowdown in the economy that led to unfavorable investment sentiment for prospective purchasers of commercial vehicles. Additionally, the Company adopted a stricter leasing policy, which caused it to repossess more vehicles for late payment.

Revenues from value-added services (diesel, tire and insurance financing services) totaled $650,000 during the year ended December 31, 2012 compared with $3,991,000 during the prior year. During 2012, AutoChina continued to tighten the credit requirements for customers of the value-added services as a way to manage default risk, which led to a decrease in value-added services revenues. As of December 31, 2012, over 260 tire outlets and over 80 fueling stations participate in the program. Meanwhile, commencing July 2011, AutoChina restructured its second-hand commercial vehicle program and began offering leasing arrangements to approved customers. We recognized the second-hand vehicle leasing arrangements as a direct financing lease and leased 824 second-hand vehicles during fiscal 2012 compared with 1,131 second-hand vehicles leased in fiscal 2011. Revenue generated from second-hand commercial vehicle leasing arrangements during the year ended December 31, 2012 was $2,684,000, compared to $903,000 in the prior year.

We recognize revenue from membership fees during the term of our customer’s lease as lease revenue. We also charge service and support fees on a monthly basis when the services are rendered. Once the lease term ends (in June of 2010 the leases for our first customers began to end), a customer can elect to continue to participate in our service and support network, and we will also charge service and support fees on a monthly basis when the services are rendered. As of December 31, 2012 there were owners of 1,513 vehicles that continue to pay for services after the termination of the direct financing and sales-type lease, representing a retention rate of approximately 7.1%.

Finance revenue decreased 17.0% as a result of the decrease in the total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect in the year ended December 31, 2012 compared to the fiscal 2011. Insurance revenue increased 70.3% compared to the prior year, as a result of the new direct insurance agency business that commenced in late 2011.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Operations as a percentage of cost of sales:

(in thousands)	Year ended December 31, 2012		Year ended December 31, 2011
	Amount	% of Cost of sales	Amount	% of Cost of sales	Y-O-Y % CHANGE
Commercial vehicles	$7,350	3.0%	$86,055	17.5%	(91.5)%
Commercial vehicles, related parties	234,781	96.1%	404,572	82.5%	(42.0)
Insurance	2,159	0.9%	—	0.0%	100.0%
Total cost of sales	$244,290	100.0%	$490,627	100.0%	(50.2)%

Cost of sales – Commercial vehicles and Cost of Sales – Commercial vehicles, related parties consist of the purchase price of the leased vehicles plus the direct labor costs of the operations. The total costs of sales in the year ended December 31, 2012 totaled $242.1 million, as compared to $490.6 million in the prior year, a decrease of 50.7%, mainly due to the decreased sales volume in the commercial vehicle sales, servicing, leasing and support business, despite an increase in average unit cost per vehicle. The average cost per vehicle in the year ended December 31, 2012 was $45,000 as compared to $44,900 per vehicle in the prior year. The increase of cost per vehicle was due to changes in customer demand and our resulting sales mix trending towards higher priced vehicles. Cost of Sales – Commercial vehicles totaled $7.4 million in the year ended December 31, 2012, as compared to $86.1 million in the prior year, a decrease of 91.5%, as we shifted purchases of commercial vehicles to related parties in order to improve liquidity. The decrease in Cost of Sales – Commercial vehicles, related parties was slower than the Cost of Sales – Commercial vehicles and Commercial vehicles revenue during the year ended December 31, 2012 (totaled $234.8 million) as compared to $404.6 million in the fiscal 2011, a decrease of 42.0%, due to our increased reliance on related parties to purchase commercial vehicles.

Cost of insurance in the year ended December 31, 2012 totaled $2.2 million, as compared to nil in the prior year, an increase of 100.0%, mainly due to the additional cost incurred for the direct insurance agency services.

Gross Profit

The Company’s gross profit was $88.8 million in the year ended December 31, 2012, representing a gross margin of 26.7%, an increase from 18.0% for the prior year, which is primarily due to the increased effective interest rate on direct financing and sales-type leases, which increased the contribution to the monthly amortized finance income. In addition, the increased insurance revenue also contributed to the increase in gross profit ratio.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2012 were $52.1 million, which was $35.3 million, or 47.6%, higher than the same period of 2011. This was mainly due to the growth in the number of employees, commercial vehicle sales, servicing, leasing and support centers, insurance services branches, increased allowance for credit losses, increased professional expenses and increase of stock-based compensation expenses arising from the repricing of employee stock options in August 2012.

From December 31, 2011 to December 31, 2012, we increased the provision for doubtful accounts from $5.5 million to $12.3 million. The increase was based on our management’s ongoing analysis of credit losses for the account receivables and net investments in direct financing and sales-type leases from our lessee customers. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. For example, risk factors including the general economic slow-down and increasing delinquency trend in monthly payments by customers led management to increase its estimate. The increase of provision for doubtful accounts during the year was recorded in general and administrative expenses, and accordingly affect the earnings for the year.

Interest Expense

Interest expense totaled $11.5 million for the year ended December 31, 2012, of which $0.9 million of interest expense was incurred to affiliates, Honest Best, Hebei Shengrong Kaiyuan Auto Parts Co., Ltd., (“Kaiyuan Shengrong”), Hebei Kaiyuan and Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”). It includes interest of $58,000, $341,000 and $86,000 incurred for loans advanced from Honest Best, Kaiyuan Shengrong and Hebei Kaiyuan, respectively. It also included the interest of $384,000 incurred for its purchase of commercial vehicles for leasing from Ruituo.

Interest expense totaled $18.9 million for the year ended December 31, 2011, of which $3.0 million of interest expense was incurred to affiliates. Other interest expenses decreased to $10.6 million from $15.9 million, which resulted from the decreased average interest rates and borrowing balances from banks, lease securitization and affiliates during the year.

Other income

Other income totaled $7.1 million for the year ended December 31, 2012, as compared to $3.4 million in the prior year, an increase of 107.9% as compared to 2011. The increase was mainly attributable to an increase in penalty income, which are late charges imposed on customers for late payment of their monthly installments.

Interest Income

Interest income increased from $160,000 to $308,000 due to the increased average cash balance over the year ended December 31, 2012.

Other Income (Expense)

Other expenses for the year ended December 31, 2012 was nil, as compared to other expenses of $17.3 million in the prior year, a change of 100% as compared to the fiscal 2011. Other expense solely consisted of the loss on change in fair value of the earn-out obligation that arose from the earn-out provision in the share exchange agreement with the prior shareholders of ACG, Honest Best. As the earn-out obligation was terminated in September 2011, there was no change in value of the Company’s fair value of the earn-out obligation for the year ended December 31, 2012.

Income Tax Expense

In the year ended December 31, 2012, the Company recorded income tax expense of $9.1 million, as compared to an income tax expense of $13.4 million in the year ended December 31, 2011. This decrease was due to the decreased pre-tax income generated by the Company’s Chinese subsidiaries.

Income (loss) from Continuing Operations

Income (loss) from continuing operations in the year ended December 31, 2012 was $23.5 million, as compared to $26.1 million in year ended December 31, 2011, representing a decrease of 9.9% from the same period in 2011. The decrease primarily resulted from the decreased revenue and gross profit generated from commercial vehicles and increased operating expenses during the year. The decrease of income from continuing operations was offset by the decrease of loss on change in fair value of the earn-out obligation.

Income (Loss) from Discontinued Operations

Income from discontinued operations in the year ended December 31, 2012 was nil, as compared to loss from discontinued operations of $1.0 million in the year ended December 31, 2011. The $1.0 million loss during the year ended December 31, 2011 relates to a loss incurred for the operations of a discontinued real estate business, which was disposed of by Heat Planet in December 2011.

Net Income

Net income in the year ended December 31, 2012 was $23.5 million, as compared to $25.2 million in the year ended December 31, 2011, representing a decrease of 6.4% from the prior year. The decrease primarily resulted from the decrease of operating income from continuing operations, which offset the decrease of loss on change in fair value of the earn-out obligation and decrease of net loss from discontinued operations during 2011.

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

Revenues

The table below sets forth certain line items from the Company’s Statement of Operations as a percentage of revenues:

(in thousands)	Year ended December 31, 2011		Year ended December 31, 2010
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
Commercial vehicles	$505,618	84.5%	$558,004	90.3%	(9.4)%
Finance	84,100	14.1%	52,606	8.5%	59.9%
Insurance	8,376	1.4%	6,799	1.1%	23.2%
Agency services, related parties	—	0.0%	664	0.1%	(100.0)%
Total revenues	$598,094	100.0%	$618,073	100.0%	(3.2)%

Revenues for the year ended December 31, 2011 were $598.1 million, a decrease of 3.2% from $618.1 million in the comparable prior year period.

Commercial vehicles revenue decreased by 9.4%, which was primarily due to a decrease in the volume of new vehicle leases during the year. AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 10,935 new leases in the year ended December 31, 2011, compared to 12,561 new leases in the year ended December 31, 2010. On the other hand, the average selling price per vehicle increased from $44,400 per vehicle to $46,200 per vehicle from the fiscal 2010 to 2011. The Company repossessed 160 vehicles whose lessees had defaulted on installment payments, sold 118 of these vehicles, and realized 15 losses of vehicles during the year ended December 31, 2011. In comparison, there were 50 vehicles repossessed, nil vehicle sold and 5 missing vehicles recognized in the year ended December 31, 2010. The decrease in commercial vehicle sales and servicing and leasing was primarily due to a general slowdown in the economy that led to unfavorable investment sentiment for purchasers of commercial vehicles.

Revenues from value-added services (diesel, tire and insurance financing services) totaled $3,991,000 during the year ended December 31, 2011 compared with $1,554,000 during the prior year. During 2012, AutoChina continued to tighten the credit control of the value-added services as a way to manage default risk, which led to a decrease in value-added services revenues. As of December 31, 2011, over 200 tire outlets and over 60 fueling stations participate in the program. Meanwhile, commencing July 2011, AutoChina restructured its second-hand commercial vehicle program and began offering leasing arrangements to approved customers. We recognized the second-hand vehicle leasing arrangements as a direct financing lease and leased 1,131 second-hand vehicles during the fiscal 2011 compared with nil in the fiscal 2010. Revenue generated from second-hand commercial vehicle leasing arrangements during the year ended December 31, 2011 was $903,000, compared to nil in the prior year.

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

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Operations as a percentage of cost of sales:

(in thousands)	Year ended December 31, 2011		Year ended December 31, 2010
	Amount	% of Cost of sales	Amount	% of Cost of sales	Y-O-Y % CHANGE
Commercial vehicles	$86,055	17.5%	$419,383	79.1%	(79.5)%
Commercial vehicles, related parties	404,572	82.5%	110,728	20.9%	265.4%
Total cost of sales	$490,627	100.0%	$530,111	100.0%	(7.4)%

Cost of sales – Commercial vehicles and Cost of Sales – Commercial vehicles, related parties consist of the purchase price of the leased vehicles plus the direct labor costs of the operations. The total costs of sales in the year ended December 31, 2011 totaled $490.6 million, as compared to $530.1 million in the prior year, a decrease of 7.4%, mainly due to the decreased sales volume in the commercial vehicle sales, servicing, leasing and support business, despite the increase in average unit cost per vehicle. The average cost per vehicle in the year ended December 31, 2011 was $44,900 as compared to $42,200 per vehicle in the prior year. The increase of cost per vehicle was due to changes in customer demand and our resulting sales mix trending towards higher priced vehicles. Cost of Sales – Commercial vehicles totaled $86.1 million in the year ended December 31, 2011, as compared to $419.4 million in the prior year, a decrease of 79.5%, as we shifted purchases of commercial vehicles to related parties in order to improve liquidity. The increase in Cost of Sales – Commercial vehicles, related parties offset the decrease of Cost of Sales – Commercial vehicles during the year ended December 31, 2011 (totaled $404.6 million) as compared to $110.7 million in the fiscal 2010, an increase of 265.4%, due to our increased reliance on related parties to purchase commercial vehicles.

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2011 were $35.3 million, which was $11.4 million, or 47.8%, higher than the same period of 2010. This was mainly due to the growth in the number of employees, commercial vehicle sales, servicing, leasing and support centers, increased professional expenses incurred and increase of provision for doubtful accounts during fiscal 2011.

From December 31, 2010 to December 31, 2011, we increased the provision for doubtful accounts from $1.7 million to $5.5 million. The increase was based on our management’s ongoing analysis of credit losses for the account receivables and net investments in direct financing and sales-type leases from our lessee customers. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. For example, risk factors including the general economic slow-down and increasing delinquency trend in monthly payments by customers led management to increase its estimate. The increase of provision for doubtful accounts during the year was recorded in general and administrative expenses, and accordingly affect the earnings for the year.

Interest Expense

Interest expense totaled $18.9 million for the year ended December 31, 2011, of which $3.0 million of interest expense was incurred for affiliates, Honest Best, Kaiyuan Shengrong and Beiguo Commercial Building Limited and Baoding Beiguo Commercial Building Limited, (“Beiguo”). It included the interest of $2,214,000 and $174,000 incurred for the loan advanced from Honest Best and Kaiyuan Shengrong, respectively. It also included the interest of $618,000 incurred for its purchase of commercial vehicles for leasing from Beiguo in the prior period.

Interest expense totaled $17.4 million for the year ended December 31, 2010, of which $6.9 million of interest expense was incurred to affiliates. Other interest expenses increased to $15.9 million from $10.5 million, which was resulted from the increased average borrowing balance from banks and affiliates during the year.

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

Income (Loss) from Continuing Operations

Income (loss) from continuing operations in the year ended December 31, 2011 was $26.1 million, as compared to loss from continuing operations $62.9 million in year ended December 31, 2010, representing an increase of 141.5% from the same period in 2010. The increase of income from loss position primarily resulted from the decrease of loss on change in fair value of the earn-out obligation, significant increase in profits generated from the finance and insurance revenue and improved gross profit margin.

Income (Loss) from Discontinued Operations

Loss from discontinued operations in the year ended December 31, 2011 was $1.0 million, as compared to income from discontinued operations of $0.6 million in the year ended December 31, 2010. The fluctuation was arisen from the operating loss incurred for the operations of a discontinued real estate business in 2011, which was disposed of by Heat Planet in December 2011.

Net Income (loss)

Net income in the year ended December 31, 2011 was $25.2 million, as compared to net loss of $62.3 million in the year ended December 31, 2010, representing an increase of 140.4% from the prior year. The increase of net income from net loss position primarily resulted from the decrease of loss on change in fair value of the earn-out obligation, significant increase in profits generated from the finance and insurance revenue and improved gross profit margin. However, it is offset by the increase of net loss from discontinued operations during 2011.

LIQUIDITY AND CAPITAL RESOURCES

Financing arrangements

The Company’s capital expenditures have been financed primarily through short-term borrowings from financial institutions and affiliates. The interest rates of such short-term borrowings during the periods have ranged from 5.60% to 10.62% per annum.

During the year ended December 31, 2012, the Company fully settled the borrowings from its affiliates, Honest Best and AutoChina Inc., companies affiliated with Mr. Li, our current Chairman and Chief Executive Officer.

As of December 31, 2012, the Company’s outstanding borrowings from affiliates amounted to $56.2 million, $1.2 million, $8.1 million, $144,000 and $9,000 from Alliance Rich, Hebei Kaiyuan, Kaiyuan Shengrong, Mr. Li and Smart Success Investment Limited (“Smart Success”), respectively. Alliance Rich, Hebei Kaiyuan, Kaiyuan Shengrong and Smart Success are indirectly controlled by Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs. The amount due to Alliance Rich represented the consideration of the acquisition of Heat Planet. The amount is payable within six months of occupation of the Kai Yuan Center by the Company, which was occurred in April 2013, and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, and any unpaid amounts after six months will begin to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of December 31, 2012). The amount due to Hebei Kaiyuan was non-interest bearing, unsecured and due on demand. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum on amounts owed to it. The amount due to Kaiyuan Shengrong is unsecured and bears interest at the average rate of 6.93% per annum, adjustable in connection with the basis rate established by the People’s Bank of China. The Company will repay the loan at maturity commenced in July 2013. The amount due to AutoChina Inc., Mr. Li and Smart Success Investment Limited were non-interest bearing, unsecured and due on demand by the lenders.

As of December 31, 2012, the Company had short-term borrowings of $102.5 million, represented by loans from various Chinese banks, which have the terms within one year .

On January 31, 2013, Kaiyuan Auto Trade entered into a loan agreement, which we refer to as the Guotai Loan, with Guotai Junan Securities Assets Management Limited (“Guotai Lender”) and Hua Xia Bank Shijiazhuang Jianhua Branch, or Hua Xia, for a 1-year borrowing of RMB150 million. The loan will bear interest at 6.60% per annum, payable quarterly. The Guotai Loan is guaranteed by Chuanglian, Ganglian Finance Leasing, Hebei Xuhua Trading and the Company’s affiliates, Ruituo and Hebei Ruihua Real Estate Development Co., Ltd. (“Ruihua Real Estate”). The Guotai Loan is also secured by certain receivables to which Ganglian Financing Lease is entitled. It was fully drawn on January 31, 2013 and matures on January 30, 2014.

On March 29, 2013, Kaiyuan Auto Trade entered into a loan agreement with Agricultural Bank of China, Shijiazhuang North City Branch, or ABC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB100 million from ABC Lender. The loan was fully drawn on April 2, 2013. The loan bears interest at 5.10% per annum, payable in a lump sum at maturity. The loan is guaranteed by Ganglian Finance Leasing, which pledged its right to certain truck lease fees, and matured on September 29, 2013.

After taking into consideration our financing arrangements with our affiliates, our existing cash resources, we believe we have adequate sources of liquidity to meet our short-term obligations and working capital requirements for at least the next 12 months. However, the Company may elect to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions and/or the sale of equity.

Working Capital

As of December 31, 2012 and 2011, the Company had working capital of $105.4 million and $170.7 million, respectively.

During the year ended December 31, 2012, the Company decreased its borrowings and accounts payable from the affiliates from $194.4 million as of December 31, 2011 to $104.7 million as of December 31, 2012; however, it increased the amount due to related parties amounting from $42.7 million to $65.6 million in the same period.

The Company anticipates that it will have adequate sources of working capital in the foreseeable future. However, the Company may elect to obtain addition funding to expand and grow its operations, which may include debt offering, borrowings from financial institutions and/or the sale of equity.

Financial Condition

The following table sets forth the major balance sheet accounts of AutoChina at December 31, 2012, 2011 and 2010 (in thousands) and excludes items related to discontinued operations:

	As of December 31,
	2012	2011	2010

Assets:
Cash and cash equivalents	$75,777	$43,048	$30,948
Restricted cash	160	159	—
Deposits for inventories	20	105	1,004
Deposits for inventories, related party	—	14,539	—
Net investment in direct financing and sales-type leases	234,952	443,558	424,113
Construction in progress	76,669	—	—
Property, equipment and improvements, net	$4,985	$3,356	$2,669
Liabilities:
Accounts payable, related parties	$2,228	$—	$16,202
Short-term borrowings	102,458	149,979	117,485
Long-term borrowings	—	44,438	42,485
Earn-out obligation	—	—	73,100
Due to affiliates	$65,595	$42,696	$84,318

Restricted cash was pledged as a condition for our insurance agency business and to secure trade notes payable, which the Company used as financing to purchase commercial vehicles. At December 31, 2012 and 2011, restricted cash was $160,000 and $159,000, respectively, which represented a pledge of fund for our insurance agency business. The increase of amount is due to the foreign exchange translation difference throughout the period.

Deposits for inventories balances, which includes deposits for inventories, related party, decreased throughout the period. As of December 31, 2012, deposits for inventories were $20,000 as compared to $14.6 million on December 31, 2011. Since the revenues for commercial vehicles decreased by 50.7% for the year ended December 31, 2012 compared with the year ended December 31, 2011, there was no immediate need to pay significant deposits for commercial vehicle inventories to secure the supply of commercial vehicles for the year ended December 31, 2012.

Net investment in direct financing and sales-type leases began in March 2008 as a result of the inception of the commercial vehicles sales, servicing, leasing, and support business under which the Company enters into monthly installment arrangements with customers for a 26-month period. As the revenue decreased during the period to reflect the new monthly installment arrangement, the balance of net investment in leases decreased accordingly.

Construction in progress increased to $76.7 million as of December 31, 2012, an increase of $76.7 million (100.0%) as compared with December 31, 2011. The amount represented the cost of construction for the Kai Yuan Center which had not yet been completed as of December 31, 2012. We acquired the Kai Yuan Center in the third quarter of 2012.

Property, equipment and improvements increased to $5.0 million as of December 31, 2012, an increase of $1.6 million, or 48.5%, as compared with December 31, 2011. The increased expenditures mainly relate to costs associated with expanding the number of commercial vehicle sales, servicing, leasing and support centers during the year.

Accounts payable, related parties related to the financing arrangement for the Company’s purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business. Accounts payable, related parties increased from nil to $2.2 million as of December 31, 2012, an increase of $2.2 million, or 100.0%, as compared with December 31, 2011. Such amounts were primarily related to the payables to our affiliate, Ruituo, to purchase commercial vehicles that were subsequently leased.

Short-term borrowings represent loans from various banks in the PRC. Short-term borrowings were used for working capital and capital expenditure purposes. The borrowings decreased to $102.5 million as of December 31, 2012, from $150.0 million in December 31, 2011, because the Company repaid lease securitization borrowings of $23.0 million and bank borrowings of $24.5 million during the year. The lease securitization borrowings fully matured in June 2012. The terms of the remaining outstanding bank borrowings range from 6 months to 12 months and began to expire in February 2013.

Long-term borrowings represent PRC bank loans that were used for working capital purposes. The loans decreased to nil as of December 31, 2012 as the borrowings matured and were repaid in August 2012. The amount increased to $44.4 million as of December 31, 2011 from $42.4 million in December 31, 2010, as a result of foreign translation difference.

Earn-out obligation represents the obligation of the Company to issue earn out shares of the Company pursuant to the terms of the share exchange agreement. The amounts of the fair value of the earn-out obligation are assessed each quarter. During the year ended December 31, 2011, the earn-out provision of the share exchange agreement was amended and cancelled, thus the balance decreased to nil as of December 31, 2011 and 2012.

The following table sets forth certain historical information with respect to the Company’s statements of cash flows (in thousands):

	Years Ended December 31,
	2012	2011	2010
Net cash provided by (used in) operating activities	$262,938	$37,204	$(149,084)
Net cash (used in) provided by investing activities	(71,978)	14,467	2,134
Net cash (used in) provided by financing activities	(158,465)	(41,879)	139,770
Net cash flow (used in) provided by discontinued operations	—	(830)	449
Effect of exchange rate change	234	3,138	894

Net increase (decrease) in cash and cash equivalents	$32,729	$12,100	$(5,837)

Operating Activities . Net cash provided by operating activities for the years ended December 31, 2012 and 2011 was $262.9 million and 37.2 million, respectively, as compared to net cash used in operating activities of 149.1 million for the year ended December 31, 2010. This increase in cash flows provided by operating activities was attributable primarily to the reduction in growth of net investment in direct financing and sales-type leases, as a result of the slowdown in the number of new leases during the years.

In the year ended December 31, 2012, operating activities provided $262.9 million to the Company. During 2012, the Company had net income of $23.5 million. In addition, the Company had an increase of accounts payable of $15.9 million, an increase of provision for bad debts of $14.6 million, a decrease of net investment in direct financing and sales-type leases by $209.1 million, a decrease of deposits for inventories, related party of $14.5 million, a decrease of prepaid expense and other current assets of $7.6 million. However, there were increased accounts receivable by $22.3 million. The remaining balance arises from changes in inventories, deposits for inventories, other payable and accrued liabilities, customer deposits, income tax payable, depreciation and amortization and other items.

In the year ended December 31, 2011, operating activities provided $37.2 million to the Company. During 2011, the Company had net income of $25.2 million. In addition, the Company had an increase of loss on change in fair value of earn-out obligation of $17.3 million, an increase of deferred income taxes of $6.3 million, an increase of other payables and accrued liabilities of $5.7 million and a decrease of net investment in direct financing and sales-type leases by $2.2 million. However, there were increased deposits for inventories, related party by $14.2 million, increased accounts receivable by $6.0 million, increased prepaid expenses and other current assets by $3.5 million and increased income tax payable by $4.6 million. The remaining balance of $8.8 million arises from changes in inventories, deposits for inventories, accounts payable, customer deposits, depreciation and amortization and other items.

In the year ended December 31, 2010, the Company used $149.1 million in operating activities. During 2010, the Company had a net loss of $62.3 million. In addition, the Company increased the net investment in direct financing and sales-type leases by $194.5 million, increased accounts receivable by $20.3 million, increased inventory by $1.3 million, decreased trade notes payable by $12.6 million and decreased accounts payable by $2.8 million. However, there was a decrease in deposits for inventories of $16.6 million, an increase of loss on change in fair value of earn-out obligation of $100.4 million, an increase of account payables, related parties of $16.1 million, an increase in other payables and accrued liabilities of $4.2 million and an increase in income tax payable of $4.9 million. The remaining balance of $2.5 million arises from changes in prepaid expenses and other current assets, customer deposits, notes receivable, depreciation and amortization and other items.

Investing Activities . Net cash used in investing activities was $72.0 million in the year ended December 31, 2012, and net cash provided by investing activities was $14.5 million and $2.1 million in the years ended December 31, 2011 and 2010, respectively.

The capital expenditure on construction in progress in the amount of $76.4 million and the purchase of property, equipment and improvements in the amount of $3.5 million were partially offset by the cash provided from the repayment of amount due from an affiliate of $7.9 million in the year ended December 31, 2012.

Financing Activities . Net cash used in financing activities was $158.5 million and $41.9 million in the years ended December 31, 2012 and 2011, respectively, while the net cash provided by financing activities was $139.8 million in the year ended December 31, 2010. In the year ended December 31, 2012, the Company decreased total net borrowings by $92.1 million and increase the net amount of accounts payable of $2.2 million from its affiliate, Ruituo, as part of a financing arrangement to purchase commercial vehicles for leasing. On the other hand, the Company received proceeds of $137.1 million from its affiliates, Hebei Kaiyuan and Kaiyuan Shengrong, and it repaid the amount of $170.5 million to its affiliates, Honest Best, Kaiyuan Shengrong and AutoChina Inc. In addition, the Company used $29.3 million for a capital distribution and paid a special cash dividend of $5.9 million (or $0.25 per share) to its shareholders.

In the year ended December 31, 2011, the Company increased total net borrowings by $26.3 million, obtained proceeds of $320.6 million from its affiliates, Honest Best, Hebei Kaiyuan and Kaiyuan Shengrong, and repaid $372.3 million in borrowings from its affiliates, Hebei Kaiyuan and Kaiyuan Shengrong. The Company also repaid the net amount of $16.5 million from its affiliate, Ruituo, as part of a financing arrangement to purchase commercial vehicles for leasing.

In the year ended December 31, 2010, the Company received total net proceeds of $86.6 million from the exercise of warrants in January 2010 and a registered direct offering completed in March 2010 (including $10.1 million proceeds from the exercise of warrants received in December 2009 in connection with our warrant redemption) and increased total net borrowings by $146.8 million. We obtained the proceeds of $403.4 million in borrowings from affiliates, Hebei Kaiyuan and Kaiyuan Shengrong and repaid the amount of $366.2 million in borrowings from affiliates, Hebei Kaiyuan and Kaiyuan Shengrong. The Company repaid the net amount of $119.1 million from our affiliates, Beiguo and Renbai, through a financing arrangement.  On the other hand, it used $1.6 million to repurchase the Company’s ordinary shares through the share repurchase program during the year ended December 31, 2010.

Net cash (used in) provided by discontinued operations .. Net cash used in discontinued operations was nil and $0.8 million in the years ended December 31, 2012, 2011, respectively, while the net cash provided by discontinued operations was $0.4 million in the year ended December 31, 2010. In the years ended December 31, 2010 and 2009, the net cash (used in) provided by discontinued operations resulted primarily from the increase in operating activities of the discontinued real estate business. In the year ended December 31, 2012, the discontinued operations ceased to contribute to the cash flow of the Company.

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

At December 31, 2012, the Company had $75.8 million of cash on hand, with $74.6 million of cash held in Renminbi. On a short-term basis, the Company’s principal sources of liquidity include income from operations, short-term borrowings from financial institutions including accounts payable, related party and borrowings from affiliates. On a longer-term basis, the Company expects its principal sources of liquidity to consist of income from operations, borrowings from financial institutions, affiliates and/or fixed interest term loans. Further, the Company believes, if necessary, it could raise additional capital through the issuance of debt and equity securities.

The Company expects to use cash to (i) increase its net investment in direct financing and sales-type leases in line with its revenue growth; (ii) purchase property and equipment and make improvements on existing property by the end of the year; and (iii) capital expenditure for completion and make improvements of Kai Yuan Center. In fiscal 2013, we incurred $0.8 million of capital expenditure for Kai Yuan Center and expect to incur approximately an additional $8.0 million by the end of the year. We believe that we have adequate liquidity to satisfy our capital needs for the near term, however we may need to raise additional capital to maintain our high rate of growth.

AutoChina’s borrowings primarily consisted of: (i) Short-term borrowings; (ii) Accounts payable, related parties; and (iii) Due to affiliates.

Short-term borrowings. Short-term borrowings represented loans from various financial institutions that were used for working capital and capital expenditures purposes. The loans from various financial institutions bear interest at rates ranging from 5.60% to 8.53% as of December 31, 2012 and have terms of up to one year.

Accounts payable, related parties. Accounts payable from related parties was primarily related to the payables for purchases of commercial vehicles for leasing due to an affiliate, Ruituo, a company which is controlled by Mr. Li. The payable balance is unsecured, bears interest at 8.00% per annum and is due on demand by Ruituo. The Company expects to continue to rely on the financing from Ruituo and believes Ruituo has sufficient capital to continue provide such financing to us in the foreseeable future.

Due to Affiliates. Due to affiliates represented the short-term loans borrowed from the Company’s affiliates to satisfy the Company’s short-term capital needs. The amount due to Alliance Rich represented a portion of the consideration paid in the acquisition of Heat Planet. The amount will be payable within six months of occupation of the Kai Yuan Center by the Company, which was completed in April 2013 and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet. Any unpaid amounts from such amount due after such six months will begin to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of December 31, 2012). The amount due to Hebei Kaiyuan was initially non-interest bearing, unsecured and due on demand by the lender. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum to the Company. The amount due to Kaiyuan Shengrong is unsecured, bears interest at the average rate of 6.93% per annum, and is adjustable in connection with the basis rate established by the People’s Bank of China (6.00% as of December 31, 2012), and commences maturity in July 2013. The amounts due to AutoChina Inc., Mr. Li and Smart Success Investment Limited were non-interest bearing, unsecured and due on demand by the lenders. The Company expects to continue relying on the financing from affiliates and believes the affiliates have sufficient capital to continue provide such financing to us in the foreseeable future.

The Company’s borrowings fluctuate based upon a number of factors, including (i) revenues, (ii) change of net investment in direct financing and sales-type leases, (iii) capital expenditures, and (iv) inventory and deposits for inventories changes. Historically, income from operations, as well as borrowings on the revolving credit facilities, have driven accounts and notes receivable growth, inventory growth and capital expenditures.

We believe that our available cash and cash equivalents and cash provided by operating activities, together with cash available from borrowings, will be adequate to meet presently anticipated cash needs for at least the next twelve months.

Cash and cash equivalents as of December 31, 2012 are mainly held by the Company’s subsidiaries and VIEs. These cash balances cannot be transferred to the Company by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements.

Regulations on Dividend Distribution

The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

·	The Sino-foreign Equity Joint Venture Law (1979), as amended;

·	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

·	The Sino-foreign Cooperative Enterprise Law (1988), as amended;

·	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

·	The Foreign Investment Enterprise Law (1986), as amended; and

·	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

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

Contractual Payment Obligations

The following is a summary of the Company’s contractual obligations for continuing operations as of December 31, 2012 (in thousands):

	Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Operating leases	$2,080	$1,001	$1,050	$29	$—
Short-term borrowings	102,458	102,458	—	—	—
Accounts payable	2,228	2,228	—	—	—
Due to affiliates	65,595	65,595	—	—	—

Total	$172,361	$171,282	$1,050	$29	$—

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

Provision for Accounts Receivable and Net Investment in Direct Financing and Sales-Type Lease. Accounts receivables are unsecured, are stated at the amount the Company expects to collect from the value added services and the past due net investment in direct financing and sales-type leases. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. Net investment in direct financing and sales-type leases and receivables from value-added services is considered impaired, based on current information and events, if it is probable that we will be unable to collect all amounts due according to the contractual terms of the lease. The net investment in direct financing and sales-type leases and receivables from value-added services will be reviewed for impairment at each quarter end. Included in these amounts are leases that are default, non-performing or in bankruptcy. Based on our experience on non-performing sales-type leases, we also make provision for performing loans. Recognition of income is suspended and a lease is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases are recorded against the receivable and then to any unrecognized income. As of December 31, 2012 and 2011, management reviewed historical trends of collectability of the account receivable and net investments in sales-type leases balances and provided a $12,337,000 and $5,544,000 allowance for the uncollectible receivables, respectively.

Revenue Recognition. The Company recognizes its current new commercial vehicle lease financing arrangement as a sales-type lease.  For new commercial vehicles financed by the Company, the Company recognizes revenue when the following conditions are met: (a) when the lease contract is signed, (b) when the customer has taken possession of the vehicle, and (c) if the collectability of owed amounts are reasonably assured. The Company recognizes revenue using the fair value of the commercial vehicles by reference to the retail market price of the vehicles. The Company also records the sale of the GPS tracking unit sold to the lessee upon the transfer of the title and delivery of the product. These sales revenues are recorded as “Commercial Vehicles”.

In addition, the Company recognizes its second-hand vehicle lease financing arrangement as a direct financing lease because it does not give rise to dealer’s profit or loss to the Company. Under the second-hand vehicle lease financing program, the Company holds the title of the used vehicle and then transfers title to the customer at the end of the lease term. The excess of aggregate lease rentals over the acquisition cost of leased second-hand vehicle constitutes unearned lease income to be taken into income over the lease term by using the effective interest method.

A membership fee is charged to all lessees for the privilege of utilizing the Company’s store branch network for certain services, which include general support services, licensing and permit services, insurance services and registration services. The membership fee is charged and collected by the Company when a direct financing and sales-type lease is signed. The Company records the amount as a deduction of minimum lease payment receivable. Revenue from our membership fee is deferred and recognized ratably over the term of the direct financing and sales-type lease. The difference between the gross investment in the lease (and the fair value of the commercial vehicles) is recorded as unearned income and amortized based on the effective interest rate method over the lease term. Management servicing fees are recognized when services are rendered. The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Insurance commission and agency income is recorded when the insurance contract is signed and the insurance premium is paid to the insurance company. With respect to the value added services (tires, fuel, insurance and second-hand vehicles financing services) that the Company offers, the Company provides one to three months of revolving credit facilities to eligible customers. Revenue from our tires, fuel and insurance services that is charged and collected at the beginning of the financing period is deferred and recognized ratably based on the effective interest rate method over the term of the financing period.

The membership fee, interest from direct financing and sales-type lease, management servicing fee, and revenues from tires, fuel and insurance financing services are recorded as “Finance”. The insurance commission and agency fee is recorded as “Insurance”.

Penalty income generated from the lessees for late payment is recognized when the payment is overdue and the collectability is reasonably assured. This income is recorded as “Other income”.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

AutoChina’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. AutoChina has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of December 31, 2012, AutoChina’s total outstanding interest-bearing loans amounted to $170.3 million with interest rates in the range of 5.60% to 8.53% per annum.  AutoChina has not been exposed, nor does it anticipate being exposed, to material risks due to changes in market interest rates.

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

Net income for the year ended December 31, 2012 of RMB148.6 million is reported as $23,549,000 based on the 2012 year-to-date average Renminbi to U.S. dollar exchange rate of 6.2855.  Net income would increase $123,000 to $23,672,000 based on the December 31, 2012 exchange rate of 6.3114 Renminbi per U.S. dollar.  However, net income would decrease $7,146,000 to $16,403,000 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Net income for the year ended December 31, 2011 of RMB162.4 million is reported as $25,151,000 based on the 2011 year-to-date average Renminbi to U.S. dollar exchange rate of 6.4579.  Net income would increase $1,197,000 to $26,348,000 based on the December 31, 2011 exchange rate of 6.3009 Renminbi per U.S. dollar.  However, net income would decrease $10,666,000 to $14,485,000 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Net loss for the year ended December 31, 2010 of RMB421.7 million is reported as $62,300,000 based on the 2010 year-to-date average Renminbi to U.S. dollar exchange rate of 6.7696.  Net loss would decrease $1,140,000 to $61,160,000 based on the December 31, 2010 exchange rate of 6.5906 Renminbi per U.S. dollar.  However, net loss would increase $7,741,000 to $70,041,000 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

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

Off-Balance Sheet Arrangements

In September 2011, the Company provided a bank loan guarantee for the amount of RMB65 million and pledged lease receivables to Kaiyuan Shengrong for the amount of RMB20 million. Kaiyuan Shengrong granted the aggregate of RMB50 million one-year loan from a local bank and lent RMB50 million to the Company at the same time. Kaiyuan Shengrong is subject to the average interest rate of 6.93% per annum, which is adjustable in connection with the base rate established by the People’s Bank of China. The Company, as guarantor, is charged the same interest rate. The bank loan and respective bank loan guarantee will mature in July 2013.

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company’s results.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

AutoChina’s current directors, executive officers and key employees are as follows:

Name	Age	Position
Yong Hui Li	51	Chairman, Chief Executive Officer and Director
Lei Chen	46	Senior Vice President
Jason Wang	37	Chief Financial Officer
Xing Wei	52	Chief Operating Officer
Hui Kai Yan	48	Director and Secretary
James Cheng-Jee Sha	63	Director
Diana Chia-Huei Liu	48	Director
Leon Ling Chen	49	Director

Yong Hui Li has served as AutoChina’s Chairman and Chief Executive Officer and as a member of AutoChina’s Board of Directors since April 9, 2009. Mr. Li is the founder, Chairman and Chief Executive Officer of ACG and Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”) which was previously the second largest shareholder of Shijiazhuang International Building, a construction company traded on the Shenzhen Stock Exchange under the ticker symbol CN: 000600. Mr. Li founded Hebei Kaiyuan in November 1998, and ACG in July 2007. Mr. Li has also served as the Chairman of Prime Acquisition Corp., a blank check company, since its inception in February 2011. From February 2001 to May 2006, Mr. Li helped oversee Hebei Kaiyuan’s development of the largest steel-framed construction project in Hebei Province, consisting of residential complexes, office towers and an upscale shopping mall, which covered over one million square feet. In 1994, Mr. Li founded Shijiazhuang Hi-tech Zone Kaiyuan Auto Trade Co., which was a pioneer in the commercial vehicle leasing business in Hebei Province. He graduated from Tianjin University in June 1985 with a bachelor degree in Optical Physics.

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

Jason Chia-Lun Wang has served as our Chief Financial Officer since July 2009.  Mr. Wang has also served as an independent director of Prime Acquisition Corp., a blank check company, since its inception in February 2011. From December 2007 until joining AutoChina, Mr. Wang served as Director of Research and Analytics at Private Equity Management Group Inc. where he was responsible for analysis of prospective investments, credit and cash flow analysis, and valuations.  From July 2005 until December 2007, Mr. Wang worked at QUALCOMM Inc., a developer and innovator of advanced wireless technologies, products and services, where his responsibilities included all phases of venture capital investing, from target company identification to portfolio management. From July 2004 until July 2005, Mr. Wang was an investment banking associate at Relational Advisors LLC, where he specialized in mergers and acquisitions and debt and equity fundraising. From March 2000 until July 2002, Mr. Wang was the Director of Corporate Development and Planning at 24/7 Real Media Inc., a global digital marketing company. Prior to that, Mr. Wang was an investment banking analyst in the Global Mergers and Acquisitions Group at Chase Securities Inc. Mr. Wang received his MBA from the UCLA Anderson School of Management in June 2004 and bachelor degrees from both the Wharton School and the School of Engineering and Applied Science at the University of Pennsylvania in May 1998.

Xing Wei has served as AutoChina’s Chief Operating Officer since April 9, 2009. Mr. Wei has served as Chief Operating Officer of ACG since September 2008. From July 2001 to September 2008, Mr. Wei served as Chief Operating Officer for Hebei Kaiyuan, a company affiliated with Yong Hui Li. Mr. Wei received a Bachelor of Engineering degree from Hebei Building Engineering University and a Bachelor of Economics degree from Hebei University.

Hui Kai Yan has served as AutoChina’s Secretary and as a member of AutoChina’s Board of Directors since April 9, 2009. Mr. Yan has also served as the Chief Operating Officer and a director of Prime Acquisition Corp., a blank check company, since its inception in February 2011. Mr. Yan has been Senior Vice-President of ACG since September 2008, and was vice president of Hebei Kaiyuan from August 1997 to September 2000. His responsibilities include Finance, Administration and Human Resources at each company. Prior to joining Kaiyuan, from April 1994 to July 1997, Mr. Yan was a member of the Economic and Trade Commission of Hebei provincial government and was responsible for guiding state-owned enterprises through restructuring process and modernization. From March 1989 to April 1994, he was at the Economic Commission of Shijiazhuang city government (Shijiazhuang is the capital of Hebei province). Mr. Yan is certified as a Senior Economist by Hebei provincial government. He graduated from Hebei University of Technology in June 1985 with a bachelor degree in Management Science.

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

Leon Ling Chen has served as a member of the Company’s Board of Directors since December 29, 2011. Mr. Chen is the Managing Director of Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd., the Chinese subsidiary of Graham Corporation (NYSE Amex: GHM), where he manages China operations, oversees financial control and accounting activities, and leads the expansion of sales and distribution networks within China. Mr. Chen joined Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd. in January of 2006, and also serves as a member of the board of directors of the company. Prior to his tenure at Graham, Mr. Chen was President and CEO of Bayspec Inc., a vertically integrated spectral sensing company. Mr. Chen received a BS in engineering from Tianjin University in China, and a BA in Economics from University of International Business & Economics in Beijing, China.

The term of each director is until the next election of directors or their earlier resignation or removal. The terms of Yong Hui Li as Chief Executive Officer, Chen Lei as Senior Vice President, and Wei Xing as Chief Operating Officer are until April 9, 2015, unless terminated or extended pursuant to such person’s employment contract with AutoChina.  The term of Jason Wang as Chief Financial Officer is until October 11, 2015, unless terminated or extended pursuant to his employment contract with AutoChina.

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

The business address of each party described above is 27/F, Kai Yuan Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China.

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

The term of the initial employment agreements is from April 9, 2009 until April 9, 2012 (3 years from the date of the consummation of the acquisition of ACG) unless earlier terminated as described below (except in the case of Mr. Wang whose initial term was for six months commencing on July 16, 2009 which term was automatically extended for an additional 30 months to July 15, 2012). The employment agreements with the executives were renewed on April 9, 2012 until April 9, 2015 (except in the case of Mr. Wang whose employment agreement was renewed on October 11, 2012 until October 11, 2015);

·	Yong Hui Li receives no compensation for serving as Chief Executive Officer, Jason Wang receives $200,000 per year as compensation for serving as Chief Financial Officer (on December 31, 2012, Auto China’s compensation committee increased Jason Wang’s annual salary to $220,000, effective January 1, 2013), Wei Xing receives $35,474 per year as compensation for serving as Chief Operating Officer and Chen Lei receives $31,566 per year as compensation for serving as Senior Vice President. No executive officers is entitled to a bonus, unless otherwise approved by the board of directors;

·	the employment agreements may be terminated by the Company (i) upon termination of the executive “for cause”, which is defined as (A) the failure of the executive to properly carry out his duties after notice by the Company of the failure to do so and a reasonable opportunity for the executive to correct the same within a reasonable period specified by the Company; (B) any breach by the executive of one or more provisions of any written agreement with, or written policies of, the Company or his fiduciary duties to the Company likely to cause material harm to the Company and its affiliates, at the Company’s reasonable discretion, or (C) any theft, fraud, dishonesty or serious misconduct by the executive involving his duties or the property, business, reputation or affairs of the Company and its affiliates, (ii) due to the executive’s death, (iii) in the event the executive becomes eligible for the Company’s long-term disability benefits or if the executive is unable to carry out his responsibilities as a result of a physical or mental impairment for more than 90 consecutive days or for more than 120 days in any 12-month period, subject to applicable laws, and (iv) without cause upon one month written notice, in which case the executive will be entitled to 3 months’ base salary severance to the extent the executive is not otherwise employed during the severance period;

·	the employment agreements may be terminated by the respective executives: (i) for any reason or no reason at all upon 3 months’ advanced notice, or (ii) for “good reason” upon notice of the reason within 3 months of the event causing such reason and subject to a 20-day cure period for the Company. “Good reason” is defined as: a material reduction in the executive’s base salary, except for reductions that are comparable to reductions generally applicable to similarly situated executives of AutoChina if (i) such reduction is effected by the Company without the consent of the executive and (ii) such event occurs within 3 months after a change in control. If the agreement is terminated by the executive for “good reason” then the executive is entitled to 1 month’s base salary severance to the extent the executive is not otherwise employed during the severance period;

·	each executive is subject to the non-compete, non-solicitation provisions of the agreement for a term of one year following termination of the employment agreement;

·	except for “prior inventions” (which is defined as all inventions, original works of authorship, developments, improvements, and trade secrets which were made by the executive prior to the executive’s employment with the Company), all inventions and other intellectual property created by the executive during the term of employment are the property of the Company, and the executive agrees to assist the Company to secure such intellectual property rights; and

·	the employment agreements include other customary terms and conditions, and are governed by the laws of Hong Kong.

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

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)		Stock Awards ($)	All other Compen- sation ($)	Total Compen- sation ($)
Yong Hui Li, Chief Executive Officer (1)	2012	—	—	—		—	—	—
Hui Kai Yan, Director (2)	2012	31,566	—	141,167	(6)	—	—	172,733
Xing Wei, Chief Operating Officer (3)	2012	35,474	—	292,925	(6)	—	—	328,399
Jason Wang, Chief Financial Officer (4)	2012	200,000	20,000	141,167	(6)	—	—	361,167
Lei Chen, Senior Vice-President (5)	2012	31,566	—	141,167	(6)	—	—	172,733

(1)	Mr. Li served as ACG’s sole director from July 2007 until October 2007 and again from June 2008 until the present. Mr. Li has not received any compensation for service on ACG’s board or directors. In connection with our acquisition of ACG, Mr. Li was appointed as Chairman and Chief Executive Officer of AutoChina.

(2)	Mr. Yan has served as Senior Vice-President of ACG since August 1997. In connection with our acquisition of ACG, Mr. Yan was appointed as AutoChina’s Secretary and as a member of AutoChina’s Board of Directors.

(3)	Mr. Wei has served as Chief Operating Officer of ACG since September 2008. In connection with our acquisition of ACG, Mr. Wei was appointed as Chief Operating Officer of AutoChina.

(4)	Mr. Wang joined AutoChina on July 16, 2009 as Chief Financial Officer.

(5)	Mr. Chen has served as Senior Vice-President of ACG since September 2008. In connection with our acquisition of ACG, Mr. Chen was appointed AutoChina’s Senior Vice President.

(6)	On March 23, 2011, August 19, 2010 and September 3, 2009, stock options for 72,000, 52,800 and 105,600 shares of AutoChina with an exercise price of $36.38, $27.19 and $9.50 per share, respectively, were granted to Mr. Wei. On August 19, 2010 and September 3, 2009, stock options for 38,400 and 76,800 shares of AutoChina with an exercise price of $27.19 and $9.50 per share, respectively, were granted to each of Mr. Wang, Mr. Yan and Mr. Chen. The exercise prices were the market prices on the dates of grant. On August 6, 2012, the Company’s board of directors determined to amend certain Share Option Award Agreements entered into pursuant to the Incentive Plan to reduce the exercise price per share thereunder to the current fair market value of the Company’s ordinary shares, which is $14.50 per share. The exercise prices of the stock options granted on March 23, 2011 and August 19, 2010 were affected and reduced to $14.50 per share thereafter. The value reported for each executive is the cost recognized in our financial statements during fiscal 2012, calculated in accordance with Accounting Standards Codification Topic 718 “Share-based Compensation.”

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

Description of the Incentive Plan

A summary of the principal features of the incentive plan is provided below, but is qualified in its entirety by reference to the full text of the incentive plan, a copy of which is attached as Exhibit 4.3 to this Annual Report on Form 20-F.

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

As of March 31, 2013, there are approximately 2,900 employees, directors and consultants who are currently eligible to receive awards under the Incentive Plan. New directors, employees and consultants of AutoChina or its affiliates are eligible to participate in the incentive plan as well.

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

On August 6, 2012, the Company’s board of directors determined to amend certain Share Option Award Agreements entered into pursuant to the Incentive Plan to reduce the exercise price per share thereunder to the current fair market value of the Company’s ordinary shares, which is $14.50 per share. The amendment affected 984,048 shares of stock options granted during the prior periods. The reduction in the exercise price of the stock options increased the fair value of share-based expense by $1,281,000 in the year ended December 31, 2012. The Company’s amendment also increased the unrecognized compensation expenses by $575,000 which will increase the general and administrative expenses and additional paid-in capital throughout the remaining vesting period of the respective stock options.

As of March 31, 2013, none of these stock options had been exercised, and AutoChina recorded compensation expense of $12,262,000 based on estimated fair value of the stock options on their dates of grant. The per share fair value of the stock options granted under the Incentive Plan was initially estimated using the Black-Scholes option-pricing model with the following assumptions:

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

The Company used the binomial model to estimate the fair value of the modified options to reflect the amendment of the exercise prices of 984,048 shares of stock options previously granted in August 2012, using the following assumptions

Date of Grant	December 3, 2009	May 19, 2010	August 19, 2010	March 23, 2011

Dividend yield (1)	None	None	None	None
Risk - free interest rate (2)	1.08%	1.17%	1.23%	1.30%
Volatility (3)	40%	40%	40%	40%
Expected Life (in years) (4)	7.30	7.80	8.00	8.60

(1)	The Company has no expectation of paying regular cash dividends on its common stock.

(2)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant.

(3)	The Company estimates the volatility of its common stock at the date of grant based on the implied volatility of publicly traded options on the common stock of companies within the same industry.

(4)	The expected life of stock options granted under the incentive plan is based on expected exercise patterns, which the Company believes are representative of future behavior.

The following table summarizes the outstanding options granted under the incentive plan as at December 31, 2012, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at December 31, 2012	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at December 31, 2012	Weighted Average Exercise Price

$9.50 to $14.50	1,560,629	$4.76	7.04	1,127,924	$12.08

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

Special Terms Relating to Stock Options

The incentive plan provides for the grant of stock options, which may be either “incentive stock options” (ISOs), which are intended to meet the requirements for special U.S. federal income tax treatment under the Code, or “nonqualified stock options” (NQSOs). Stock options may be granted under the Incentive Plan on such terms and conditions as the Board of Directors or the Committee, if any, may determine; however, the per ordinary share exercise price under a stock option granted under the incentive plan may not be less than 100% of the “fair market value” (as defined in the incentive plan) of an ordinary share on the date of grant of the stock option, and the term of an ISO may not exceed ten years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital stock of AutoChina or a parent or subsidiary of AutoChina). ISOs may only be granted to employees. In addition, the aggregate fair market value of the ordinary shares underlying one or more ISOs (determined at the time of grant of the ISO or ISOs) which are exercisable for the first time by any one employee during any calendar year may not exceed $100,000. The Board of Directors or the Committee, if any, may permit a cashless “net exercise” of stock options granted under the incentive plan. As of March 31, 2013, all the stock options granted are ISOs.

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

Certain U.S. Federal Income Tax Consequences of the Incentive Plan

The following is a general summary of the U.S. federal income tax consequences under current tax law to AutoChina, were it subject to U.S. federal income taxation on a net income basis, and to grantees under the incentive plan who are individual citizens or residents of the United States for U.S. federal income tax purposes (“U.S. grantees”), of ISOs, NQSOs, sales or bonuses of restricted shares, restricted share units, dividend equivalent rights and SARs granted pursuant to the incentive plan. It does not purport to cover all of the special rules that may apply, including special rules relating to limitations on the ability of AutoChina to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, grantees subject to Section 16(b) of the Exchange Act and the exercise of a stock option with previously-acquired ordinary shares. This summary assumes that U.S. grantees will hold their ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not address the application of the passive foreign investment company rules of the Code to U.S. grantees, which are discussed generally in the section of this Annual Report on Form 20-F in the section captioned “Taxation – United States Federal Income Taxation – Tax Consequences to U.S. Holders – Passive Foreign Investment Company Rules”. In addition, this summary does not address the foreign, state or local income or other tax consequences, or any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the incentive plan or ordinary shares issued pursuant thereto. Grantees are urged to consult their own tax advisors concerning the tax consequences to them of an award under the incentive plan or ordinary shares issued pursuant thereto.

A U.S. grantee generally does not recognize taxable income upon the grant of an NQSO or an ISO. Upon the exercise of an NQSO, the U.S. grantee generally recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the ordinary shares acquired on the date of exercise over the exercise price thereunder, and AutoChina would generally be entitled to a deduction for such amount at that time. If the U.S. grantee later sells ordinary shares acquired pursuant to the exercise of an NQSO, the grantee generally recognizes a long-term or a short term capital gain or loss, depending on the period for which the ordinary shares were held thereby. A long-term capital gain is generally subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations.

Upon the exercise of an ISO, the U.S. grantee generally does not recognize taxable income. If the U.S. grantee disposes of the ordinary shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the ordinary shares to the grantee, the grantee generally recognizes a long-term capital gain or loss, and AutoChina would not be entitled to a deduction. However, if the grantee disposes of such ordinary shares prior to the end of the required holding period, all or a portion of the gain is treated as ordinary income, and AutoChina would generally be entitled to deduct such amount.

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

A U.S. grantee who receives a bonus of restricted ordinary shares or who purchases restricted ordinary shares, which, in either case, are subject to a substantial risk of forfeiture and certain transfer restrictions, generally recognizes ordinary compensation income at the time the restrictions lapse in an amount equal to the excess, if any, of the fair market value of the ordinary shares at such time over any amount paid by the grantee for the ordinary shares. Alternatively, the U.S. grantee may elect to be taxed upon receipt of the restricted ordinary shares based on the value of the ordinary shares at the time of receipt. AutoChina would generally be entitled to deduct such amount at the same time as ordinary compensation income is required to be included by the U.S. grantee and in the same amount. Dividends received with respect to such restricted ordinary shares are generally treated as compensation, unless the grantee elects to be taxed on the receipt (rather than the vesting) of the restricted ordinary shares.

A U.S. grantee generally does not recognize income upon the grant of an SAR. The U.S. grantee recognizes ordinary compensation income upon the exercise of the SAR equal to the increase in the value of the underlying shares, and AutoChina would generally be entitled to a deduction for such amount.

A U.S. grantee generally does not recognize income in connection with a dividend equivalent right or restricted share unit until payments are received thereunder. At such time, the U.S. grantee recognizes ordinary compensation income equal to the amount of any cash payments and the fair market value of any ordinary shares received, and AutoChina would generally be entitled to deduct such amount at such time.

Retirement Benefits

As of December 31, 2012, AutoChina’s subsidiaries in the PRC have participated the government-mandated employee welfare and retirement benefit contribution and provided pension, retirement or similar benefits to its employees. The PRC regulations require our PRC subsidiaries to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees.  The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits.  Our subsidiaries have no further commitments beyond this monthly contribution.

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

Audit Committee

The audit committee, consisting of Messrs. Sha and Chen and Ms. Liu, oversees our financial reporting process on behalf of the board of directors. The committee’s responsibilities include the following functions:

·	appoint and replace the independent auditors to conduct the annual audit of our books and records;

·	review the proposed scope and results of the audit;

·	review and pre-approve the independent auditors ’ audit and non-audited services rendered;

·	approve the audit fees to be paid;

·	review accounting and financial controls with the independent auditors and our internal auditors and financial and accounting staff;

·	review and approve related party transactions;

·	meeting separately and periodically with management and our internal auditor and independent auditors.

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

Governance and Nominating Committee

The governance and nominating committee, consisting of Messrs. Sha and Chen and Ms. Liu, is responsible for identifying potential candidates to serve on our board and its committees. The committee’s responsibilities include the following functions:

·	developing the criteria and qualifications for membership on the board;

·	recruiting, reviewing and nominating candidates for election to the board or to fill vacancies on the Board;

·	reviewing candidates for election to the board proposed by shareholders, and conducting appropriate inquiries into the background and qualifications of any such candidates;

·	establishing subcommittees for the purpose of evaluating special or unique matters;

·	monitoring and making recommendations regarding board committee functions, contributions and composition; and

·	evaluating, on an annual basis, the governance and nominating committee’ s performance.

The governance and nominating committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the governance and nominating committee a candidate for election to the board should send their letters to AutoChina International Limited, 27/F, Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Hebei, 050011, People’s Republic of China, Attention: Governance and Nominating Committee. The corporate secretary will promptly forward all such letters to the members of the governance and nominating committee. Shareholders must follow certain procedures to recommend to the governance and nominating committee candidates for election as directors. In general, in order to provide sufficient time to enable the governance and nominating committee to evaluate candidates recommended by shareholders in connection with selecting candidates for nomination in connection with AutoChina’s annual meeting of shareholders, the corporate secretary must receive the shareholder’s recommendation no later than thirty (30) days after the end of AutoChina’s fiscal year. For a list of information required to be submitted with a recommendation, please contact AutoChina’s secretary at the address listed above.

Compensation Committee

The compensation committee, consisting of Messrs. Sha and Chen and Ms. Liu, is responsible for making recommendations to the board concerning salaries and incentive compensation for our officers and employees and administers our stock option plans. Its responsibilities include the following functions:

·	review AutoChina’s corporate goals and objectives relevant to the executives ’ compensation at least annually; evaluate the executives’ performance in light of such goals and objectives; and, either as a compensation committee or, together with the other independent directors (as directed by the board), determine and approve the executives’ compensation level based on this evaluation. In determining the long-term incentive component of the executives’ compensation, the compensation committee will consider AutoChina’s performance, the value of similar incentive awards to the executives at comparable companies, the awards given to the executives in past years and any relevant legal requirements and associated guidance of the applicable law;

·	at least annually review and make recommendations to the board with respect to non-executive officer and independent director compensation to assist the board in making the final determination as to non-executive officer and independent director compensation;

·	attempt to ensure that AutoChina’s compensation program is effective in attracting and retaining key employees, reinforce business strategies and objectives for enhanced shareholder value, and administer the compensation program in a fair and equitable manner consistent with established policies and guidelines;

·	administer AutoChina’s incentive-compensation plans and equity-based plans, insofar as provided therein;

·	make recommendations to the board regarding approval, disapproval, modification, or termination of existing or proposed employee benefit plans;

·	approve any stock option award or any other type of award as may be required for complying with any tax, securities, or other regulatory requirement, or otherwise determined to be appropriate or desirable by the compensation committee or board;

·	approve the policy for authorizing claims for expenses from the executives;

·	review and assess the adequacy of this charter annually; and

·	review and approve the compensation disclosure and analysis prepared by AutoChina’s management, as required to be included in AutoChina’s annual report on Form 20-F, or equivalent, filed with the SEC.

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

On December 31, 2012, our subsidiaries had 3,369 employees, of which 669 employees are members of management (including managers at each facility).

AutoChina has no contracts or collective bargaining agreements with labor unions and has never experienced work stoppages. AutoChina considers its relations with its employees to be good.

E.	Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth, as of February 23, 2013, certain information regarding beneficial ownership of AutoChina’s ordinary shares by each person who is known by AutoChina to beneficially own more than 5% of AutoChina’s ordinary shares. The table also identifies the stock ownership of each of AutoChina’s directors, each of AutoChina’s named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. AutoChina’s major shareholders do not have different voting rights than any other holder of AutoChina’s ordinary shares.

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

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares (2)
Honest Best Int’l Ltd. (3)	15,585,207		66.21%
Yong Hui Li	15,585,207	(4)	66.21%
James Cheng-Jee Sha	1,295,157	(5)	5.50%
Diana Chia-Huei Liu	301,161	(6)	1.28%
Xing Wei	286,542	(7)	1.21%
Leon Ling Chen	5,000	(8)	*
Lei Chen	181,254	(9)	*
Jason Wang	114,300	(10)	*
Hui Kai Yan	174,500	(11)	*

All directors and executive officers as a group (eight individuals)	17,943,121	(12)	76.23%

* Less than 1%

(1)	Unless indicated otherwise, the business address of each of the individuals is 27/F, Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China.

(2)	Based on 23,538,919 ordinary shares of AutoChina issued and outstanding as of March 31, 2013, except that ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(3)	Yong Hui Li is the sole shareholder of Honest Best Int’l Ltd. and has sole voting and dispositive power over such shares.

(4)	Consists of 15,582,207 ordinary shares of AutoChina owned by Honest Best Int’l Ltd., whose sole shareholder is Mr. Yong Hui Li.

(5)	Consists of 515,157 ordinary shares of AutoChina owned by James Cheng-Jee Sha, 480,000 ordinary shares owned by Sha Living Trust. Mr. Sha is a trustee of Sha Living Trust, and 300,000 ordinary shares owned by Irrevocable Trust of James C J Sha and Wen-Hsing Sha. Mr. Sha’s spouse is a trustee of this trust.

(6)	Includes 9,798 ordinary shares of AutoChina owned by William Tsu-Cheng Yu, Ms. Liu’s husband.

(7)	Includes 169,500 shares underlying incentive stock options exercisable within 60 days of this annual report.

(8)	Includes 2,200 ordinary shares of AutoChina owned by Xue Jun Yan, Mr. Chen’s wife.

(9)	Consists of 23,944 ordinary shares and 96,000 shares underlying vested incentive stock options which are exercisable within 60 days owned by Lei Chen, and 58,910 ordinary shares of AutoChina owned by Lei Chen’s spouse.

(10)	Includes 96,000 shares underlying incentive stock options exercisable within 60 days of this annual report.

(11)	Includes 96,000 shares underlying incentive stock options exercisable within 60 days of this annual report.

(12)	Includes 457,500 shares underlying 576,000 incentive stock options exercisable within 60 days of this annual report.

For a description of the AutoChina International Limited 2009 Equity Incentive Plan, please refer to Item 6B.

As of December 31, 2012, approximately 29.55% of the ordinary shares were held by residents of the United States and there was 4 shareholder of record in the United States.

B.	Related Party Transactions

Due to affiliates:

The Company has borrowed from various companies affiliated with the Company’s Chairman and CEO, Mr. Yong Hui Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs. The amount of $1.2 million due to Hebei Kaiyuan is unsecured, payable on demand, and was initially non -interest bearing. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum.

The amount of $56.2 million due to Alliance Rich represented a portion of the consideration paid in the acquisition of Heat Planet. The amount will be payable within six months of occupation of the Kai Yuan Center by the Company, which was completed in April 2013 and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet. Any unpaid amounts from such amount due after such six months will begin to accrue interest at the one-year rate announced by the People’s Bank of China. (6.00% as of December 31, 2012)

On July 3, 2012 and September 29, 2012, the Company borrowed $4.8 million and $3.2 million, respectively, in the form of one-year unsecured loans from Kaiyuan Shengrong. The loans bear the average interest rate of 6.93% per annum, which are adjustable in connection with the base rate established by the People’s Bank of China, commences maturity in July 2013.

The amount due to Smart Success Investment Limited (“Smart Success”) was non-interest bearing, unsecured and due on demand by the lender.

The outstanding amounts due to related parties were as follows:

$ in thousands	Notes	December 31, 2012
Due to affiliates:

Mr. Li	(1)	$144
Alliance Rich	(2)	56,170
Hebei Kaiyuan	(2)	1,162
Kaiyuan Shengrong	(2)	8,110
Smart Success	(2)	9
Total		$65,595

Notes:

(1)	The Chairman and Chief Executive Officer of AutoChina.

(2)	Entity controlled by Mr. Li.

 Accounts payable, related parties:

As of December 31, 2012, the Company purchased commercial vehicles from Ruituo, a company which is controlled by Mr. Li’s brother. The amount due to Ruituo was non-interest bearing until October 2011. In addition, the payable balance is unsecured and due on demand by Ruituo. In October 2011, Ruituo began charging interest at 8.00% per annum to the Company for the payables.

The outstanding amount of accounts payable, related party as of December 31, 2012 was as follows:

$ in thousands	Note	December 31, 2012

Ruituo	(2)	$2,228

Notes:

(1)	Entity controlled by Mr. Li’s brother.

During the year ended December 31, 2012, the details of the related party transactions were as follows:

$ in thousands	Notes	Year ended December 31, 2012
Related Parties Transactions

Capital nature:
Hebei Kaiyuan	(2)(a)	$64,962
Hebei Kaiyuan	(2)(c)	$75,771
Ruihua Real Estate	(2)(c)	2,905
Kaiyuan Shengrong	(2)(b)	10,299
Kaiyuan Shengrong	(2)(c)	15,881
Kaiyuan Shengrong	(2)(d)	3,169
Beijing Wantong Longxin Auto Trading Co., Ltd. (“Beijing Wantong”)	(3)(c)	42,495

Trading nature:
Honest Best	(1)(f)	58
Hebei Kaiyuan	(2)(f)	86
Kaiyuan Shengrong	(2)(f)	341
Ruituo	(2)(e)	234,781
Ruituo	(2)(f)	$384

 Notes :

(1)	Parent company of AutoChina and entity controlled by Mr. Li. Entity controlled by Mr. Li.

(2)	Entity controlled by Mr. Li.

(3)	Entity in which Mr. Li’s brother holds 40% equity interest.

Nature of transaction :

(a)	Bank loan guarantee provided to the bank by the affiliates.

(b)	Bank loan guarantee provided by the Company to the affiliate.

(c)	Loan provided to the Company during the year.

(d)	Receivables of the Company pledged to guarantee the bank loans borne by the affiliate.

(e)	Sale of automobiles to the Company, including VAT, during the year.

(f)	Interest incurred by the Company during the year.

AutoChina’s management believes that these transactions were fair to the Company, made at market prices and on terms that are similar as would be available from an unaffiliated third party.

During the year ended December 31, 2012, we purchased commercial vehicles from Ruituo amounting to $234,781,000. Since 2010, we started purchasing commercial vehicles from an affiliate of Mr. Li, Ruituo. Such purchase is charged at insignificant mark up to cover the operating costs, the balance due to such purchase is interest-free, unsecured and due on demand of Ruituo.

The Company also occupied office space in Shijiazhuang, China provided by Hebei Kaiyuan, an affiliate with Mr. Li. Hebei Kaiyuan agreed to provide the office space free of charge and no rental costs were incurred by the Company during the year ended December 31, 2012.

C.	Interests of experts and counsel.

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

AutoChina’s ordinary shares have been quoted on the OTC Bulletin Board under the symbol AUTCF since February 28, 2012.

On July 15, 2011, we received a written notification from the Nasdaq Stock Market stating that we were not in compliance with the filing requirements for continued listing under Nasdaq Marketplace Rule 5250(c)(1). The Nasdaq notification was issued due to our failing to file our Annual Report on Form 20-F for the year ended December 31, 2011 with the SEC within the required time period.  Nasdaq provided us until August 15, 2011 to submit a plan to regain compliance, and we submitted our plan to regain compliance on August 14, 2011. On September 8, 2011, we received a letter from Nasdaq stating that based on the review of public documents and the plan to regain compliance provided by us, Nasdaq’s staff determined that providing us until December 31, 2011 to file its Annual Report on Form 20-F for the period ended December 31, 2011 was not warranted, and that our securities would be delisted from Nasdaq on September 19, 2011, unless we appealed the determination. We appealed the staff determination regarding the delisting of our securities, and on October 4, 2011 our securities were suspended from trading pending the final determination of the appeal. On December 1, 2011, we attended oral appeal hearing with Nasdaq. On January 18, 2012, we received the Nasdaq Hearings Panel’s decision to deny our appeal for continued listing on Nasdaq. We did not further appeal the Panel’s decision. As a result, our ordinary shares have been delisted from the NASDAQ Capital Market and began to be quoted on the OTC Bulletin Board under the symbol AUTCF on February 28, 2012.

Prior to February 28, 2012, the ordinary shares had been quoted on the OTC Pink Market since October 4, 2011 under the symbol AUTC. Prior to October 4, 2011, the ordinary shares had been listed on the NASDAQ Stock Market since October 5, 2009 under the symbol AUTC. Prior to October 5, 2009, the ordinary shares had been quoted on the OTC Bulletin Board since March 28, 2008. AutoChina’s ordinary shares did not trade on any market or exchange prior to March 28, 2008.

The table below reflects the high and low bid prices for AutoChina’s ordinary shares for the period from March 28, 2008 through October 5, 2009, when the Company’s stock was quoted on the OTC Bulletin Board. The OTC Bulletin Board quotations reflect inter-dealer prices, are without retail markup, markdowns or commissions, and may not represent actual transactions. The table below also reflects the high and low sales prices on the NASDAQ Stock Market for the period from October 5, 2009 through October 4, 2011, the high and low bid prices for AutoChina’s ordinary shares on the OTC Bulletin Board Pink Sheets for the period from October 5, 2011 through February 28, 2012 and the high and low bid prices for AutoChina’s ordinary shares on the OTC Bulletin Board for the period from February 28, 2012 through March 31, 2013.

	Ordinary Shares
	High	Low
Annual Highs and Lows
2008	$7.30	$6.50
2009	35.99	6.50
2010	48.50	20.50
2011	39.81	6.00
2012	28.50	11.50
2013 (through March 31)	21.00	16.00

Quarterly Highs and Lows

2010
First Quarter	$48.50	$22.05
Second Quarter	33.20	20.50
Third Quarter	31.40	20.81
Fourth Quarter	27.00	23.27
2011
First Quarter	$39.81	$19.68
Second Quarter	35.10	24.78
Third Quarter	28.20	8.14
Fourth Quarter	24.90	6.00
2012
First Quarter	$28.50	$20.00
Second Quarter	24.00	14.80
Third Quarter	19.10	11.50
Fourth Quarter	21.00	16.65
2013
First Quarter	$21.00	$16.00

Monthly Highs and Lows
October 2012	19.10	16.65
November 2012	18.00	17.65
December 2012	21.00	18.00
January 2013	21.00	18.00
February 2013	18.05	16.00
March 2013	16.90	16.00

Number of Holders .  As of March 31, 2013, there were 10 holders of record of our outstanding ordinary shares, though we believe that the number of beneficial holders is significantly greater.

Dividends .  On January 27, 2012, the Board of Directors declared a one-time special cash dividend in the amount of $0.25 per share. The total amount of cash distributed in the dividend was $5,885,000 and paid on February 15, 2012, to all ordinary shareholders of record as of the close of business on February 8, 2012.

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

AutoChina’s ordinary shares have been quoted on the OTC Bulletin Board under the symbol AUTCF since February 28, 2012. Our ordinary shares were quoted the OTC Pink Market under the symbol AUTC from October 4, 2011 to February 28, 2012, and prior to that our ordinary shares were listed on the NASDAQ Capital Market under the symbol AUTC. On July 15, 2011, we received a written notification from the Nasdaq Stock Market stating that we are not in compliance with the filing requirements for continued listing under Nasdaq Marketplace Rule 5250(c)(1). The Nasdaq notification was issued due to our failing to file our Annual Report on Form 20-F for the year ended December 31, 2011 with the SEC within the required time period. Nasdaq provided us until August 15, 2011 to submit a plan to regain compliance, and we submitted our plan to regain compliance on August 14, 2011. On September 8, 2011, we received a letter from Nasdaq stating that based on the review of public documents and the plan to regain compliance provided by us, Nasdaq’s staff determined that providing us until December 31, 2011 to file its Annual Report on Form 20-F for the period ended December 31, 2011 was not warranted, and that our securities would be delisted from Nasdaq on September 19, 2011, unless we appealed the determination. We appealed the staff determination regarding the delisting of our securities, and on October 4, 2011 our securities were suspended from trading pending the final determination of the appeal. On November 2, 2011 we received a letter from Nasdaq stating that, in addition to the Company not being in compliance with Listing Rule 5250(c)(1), Nasdaq determined that certain trading activity in the Company’s ordinary shares raised public interest concerns pursuant to Nasdaq Listing Rule 5101. On December 1, 2011, we attended an oral appeal hearing with Nasdaq. On January 18, 2012, we received the Nasdaq Hearings Panel’s decision to deny our appeal for continued listing on Nasdaq. We did not further appeal the Panel’s decision. As a result, our ordinary shares have been delisted from the NASDAQ Capital Market and began to be quoted on the OTC Bulletin Board under the symbol AUTCF since February 28, 2012.

Prior to February 28, 2012, the ordinary shares had been quoted on the OTC Pink Market since October 4, 2011 under the symbol AUTC.Prior to October 4, 2011, the ordinary shares had been traded on the NASDAQ Capital Market since October 5, 2009 under the symbol AUTC. Prior to October 5, 2009, the ordinary shares had been quoted on the OTC Bulletin Board since March 28, 2008. Prior to March 28, 2008, AutoChina’s ordinary shares did not trade on any market or exchange.

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

From May 25, 2011 to June 24, 2011, Kaiyuan Auto Trade, as Borrower, an indirect wholly-owned subsidiary of AutoChina, entered into a series of loan agreements, which loan agreements we refer to as the ICBC Loans, with Industrial and Commercial Bank of China, Hebei Province Branch, or ICBC Lender. Pursuant to the ICBC Loans, Borrower has borrowed the aggregate of RMB250 million from ICBC Lender. The ICBC Loans are secured by certain receivables to which Borrower is entitled. The ICBC Loans bear interest at the range of 6.31% to 7.572% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. The ICBC Loans have a term of ten months of the receipt by Borrower of the funds. The Borrower began the repayment on February 28, 2012.

On June 29, 2011, Ganglian Finance Leasing Co., Ltd., an indirect wholly-owned subsidiary of the Company (“Ganglian Finance Leasing”), entered into an agreement providing for a RMB65 million line of credit facility, including issuing of bills and short-term loan with China Citic Bank, Shijiazhuang, Hebei Province Branch, or CITIC Lender. This facility is guaranteed by Chuangjie Trading, a VIE of the Company, which pledged its right to certain truck lease fees. Ganglian Finance Leasing issued two bills to its supplier for the amount of RMB62.5 million from the credit facility on June 29, 2011 and these bills are matured on December 29, 2011. The Company paid RMB12.5 million as security deposits and 0.05% of the bills’ face amount to Citic Lender as handling fee.

On September 23, 2011, Hebei Xuhua Trading, a VIE of the Company, entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Hebei Xuhua Trading borrowed RMB50 million from CITIC Lender. The loan was fully drawn on September 26, 2011. The loan bears interest at 7.872% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. The loan is guaranteed by Chuangjie Trading, which pledged its right to certain truck lease fees, and was fully repaid on August 30, 2012.

On September 23, 2011, Chuanglian, a subsidiary of the Company, entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Chuanglian borrowed RMB50 million from CITIC Lender. The loan was fully drawn on September 26, 2011. The loan bears interest at 7.872% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. The loan is guaranteed by Chuangjie Trading, which pledged its right to certain truck lease fees, and was fully repaid on September 24, 2012.

On September 26, 2011, Chuangjie Trading guaranteed a loan issued by CITIC Lender to an affiliate of the Company’s Chairman Mr. Yong Hui Li, Kaiyuan Shengrong, in the amount of RMB20 million, and Kaiyuan Shengrong lent RMB20 million to Kaiyuan Auto Trade on the same terms as the original loan from CITIC Lender to it, which loan we refer to as the Affiliate Loan. The term of the Affiliate Loan is from September 26, 2011 until September 25, 2012. The Affiliate Loan bears interest at 8.20% per annum, which is adjustable in connection with the base rate established by the People’s Bank of China, and paid in one lump sum upon repayment of the principal. On September 24, 2012, Ganglian Finance Leasing renewed the guarantee of a RMB20 million loan issued by CITIC Lender to Kaiyuan Shengrong, and Kaiyuan Shengrong lent RMB20 million to Kaiyuan Auto Trade on the same terms as the original loan from CITIC Lender to it, which loan we refer to as the Renewed Affiliate Loan. The term of the Renewed Affiliate Loan is from September 24, 2012 until September 24, 2013. The Renewed Affiliate Loan is drawn on September 29, 2012 and bears interest at 6.60% per annum, and payable in one lump sum upon repayment of the principal.

On October 8, 2011, Kaiyuan Auto Trade entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB70 million from CITIC Lender. The loan was fully drawn on October 9, 2011. The loan bears interest at 7.872% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. The loan is guaranteed by Chuangjie Trading, which pledged its right to certain truck lease fees, and was fully repaid on August 30, 2012.

On October 8, 2011, Kaiyuan Auto Trade entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB100 million from CITIC Lender. The loan was fully drawn on October 9, 2011. The loan bears interest at 7.872% per annum, adjustable in connection with the base rate established by the People’s Bank of China, payable monthly. The loan is guaranteed by Chuangjie Trading, which pledged its right to certain truck lease fees and the properties owned by Hebei Kaiyuan, and was fully repaid on September 3, 2012.

On December 14, 2011, Ganglian Finance Leasing entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Ganglian Finance Leasing borrowed RMB50 million from CITIC Lender. The loan was fully drawn on December 14, 2011. The loan bears interest at 8.528% per annum and payable monthly. The loan is guaranteed by Chuangjie Trading, which pledged its right to certain truck lease fees, and was fully repaid on November 5, 2012.

On February 28, 2012, Kaiyuan Auto Trade entered into a loan agreement, we refer to as the new ICBC Loan, with ICBC Lender, to renew a 1-year bank borrowing of RMB34 million. The loan will bear interest at 8.528% per annum and payable monthly. The new ICBC Loan is secured by certain receivables to which Kaiyuan Auto Trade is entitled. It was fully drawn on February 29, 2012 and fully repaid on January 10, 2013.

On March 6, 2012, Hebei Xuhua Trading entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Hebei Xuhua Trading borrowed RMB150 million from CITIC Lender. The loan was fully drawn on March 6, 2012. The loan bears interest at 7.872% per annum, payable monthly. The loan is guaranteed by Ganglian Finance Leasing, a subsidiary of the Company, which pledged its right to certain truck lease fees, and matured on March 6, 2013.

On July 4, 2012, Ganglian Finance Leasing entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Ganglian Finance Leasing borrowed RMB50 million from CITIC Lender. The loan was fully drawn on July 4, 2012. The loan bears interest at 7.2565% per annum, payable monthly. The loan is guaranteed by Chuanglian, which pledged its right to certain truck lease fees, and matures on July 4, 2013.

On July 4, 2012, Ganglian Finance Leasing guaranteed a loan issued by CITIC Lender to an affiliate, Kaiyuan Shengrong, in the amount of RMB30 million, and such affiliate lent RMB30 million to Kaiyuan Auto Trade on the same terms as the original loan from CITIC Lender to the affiliate, which loan we refer to as the New Affiliate Loan. The term of the New Affiliate Loan is from July 3, 2012 until July 3, 2013. The New Affiliate Loan bears interest at 7.2565% per annum, and is payable in one lump sum upon repayment of the principal.

On August 16, 2012, Kaiyuan Auto Trade entered into a loan agreement with Agricultural Bank of China, Shijiazhuang North City Branch, or ABC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB20 million from ABC Lender. The loan was fully drawn on August 16, 2012. The loan bears interest at 5.60% per annum, payable at maturity. The loan is secured by certain receivables to which Ganglian Finance Leasing is entitled, and was fully repaid on February 7, 2013.

On August 21, 2012, Kaiyuan Auto Trade entered into a loan agreement with ABC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB25 million from ABC Lender. The loan was fully drawn on August 21, 2012. The loan bears interest at 5.60% per annum, payable at maturity. The loan is secured by certain receivables to which Ganglian Finance Leasing is entitled, and was fully repaid on February 16, 2013.

On August 30, 2012, Hebei Xuhua Trading entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Hebei Xuhua Trading borrowed RMB50 million from CITIC Lender. The loan was fully drawn on August 30, 2012. The loan bears interest at 6.90% per annum, payable monthly. The loan is guaranteed by Ganglian Finance Leasing, which pledged its right to certain truck lease fees, and matures on August 29, 2013.

On August 30, 2012, Kaiyuan Auto Trade entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB50 million from CITIC Lender. The loan was fully drawn on August 30, 2012. The loan bears interest at 6.90% per annum, payable monthly. The loan is guaranteed by Ganglian Finance Leasing, which pledged its right to certain truck lease fees, and matures on August 30, 2013.

On August 30, 2012, Chuanglian entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Chuanglian borrowed RMB20 million from CITIC Lender. The loan was fully drawn on August 30, 2012. The loan bears interest at 6.90% per annum, payable monthly. The loan is guaranteed by Ganglian Finance Leasing, which pledged its right to certain truck lease fees, and matures on August 30, 2013.

On September 3, 2012, Kaiyuan Auto Trade entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB100 million from ABC Lender. The loan was fully drawn on September 3, 2012. The loan bears interest at 6.60% per annum, payable monthly. The loan is secured by the properties owned by Hebei Kaiyuan, and matures on September 3, 2013.

On September 24, 2012, Chuanglian, entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Chuanglian borrowed RMB50 million from CITIC Lender. The loan was fully drawn on September 24, 2012. The loan bears interest at 6.60% per annum, payable monthly. The loan is guaranteed by Ganglian Finance Leasing, which pledged its right to certain truck lease fees, and matures on September 24, 2013.

On October 7, 2012, Kaiyuan Auto Trade entered into a loan agreement with ABC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB45 million from ABC Lender. The loan was fully drawn on October 7, 2012. The loan bears interest at 6.16% per annum, payable monthly. The loan is secured by certain receivables to which Ganglian Finance Leasing is entitled, and was fully repaid on January 4, 2013.

On November 5, 2012, Ganglian Finance Leasing entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Ganglian Finance Leasing borrowed RMB50 million from CITIC Lender. The loan was fully drawn on November 5, 2012. The loan bears interest at 6.60% per annum, payable monthly. The loan is guaranteed by Chuanglian, which pledged its right to certain truck lease fees, and matures on November 5, 2013.

On January 31, 2013, Kaiyuan Auto Trade entered into a loan agreement, we refer to as the Guotai Loan, with Guotai Lender and Hua Xia, for a 1-year borrowing of RMB150 million. The loan will bear interest at 6.60% per annum, payable quarterly. The Guotai Loan is guaranteed by Chuanglian, Ganglian Finance Leasing, Hebei Xuhua Trading and the Company’s affiliates, Ruituo and Ruihua Real Estate. The Guotai Loan is also secured by certain receivables to which Ganglian Financing Lease is entitled. It was fully drawn on January 31, 2013 and matures on January 30, 2014.

On March 29, 2013, Kaiyuan Auto Trade entered into a loan agreement with ABC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB100 million from ABC Lender. The loan was fully drawn on April 2, 2013. The loan bears interest at 5.10% per annum, payable in a lump sum at maturity. The loan is secured by certain receivables to which Ganglian Finance Leasing is entitled , and matured on September 29, 2013.

Except for above, as of March 31, 2013, the Company has not entered into any other material contracts.

D.	Exchange Controls and Other Limitations Affecting Security Holders

Under Cayman Islands law, there are no exchange control restrictions in the Cayman Islands.

E.	Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares, sometimes referred to as our “securities,” is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. As used in this discussion, references to “we,” “our,” or “us” refer only to AutoChina International Limited, and references to “ACG” refer only to AutoChina Group Inc.

Cayman Islands Taxation

The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon us or our security holders. The Cayman Islands are not party to any double taxation treaties.

No Cayman Islands stamp duty will be payable by our security holders in respect of the issue or transfer of our securities. However, an instrument transferring title to a security, if brought into or executed in the Cayman Islands, would be subject to a nominal stamp duty.

PRC Taxation

The following is a summary of the material PRC tax consequences relating to the acquisition, ownership and disposition of our securities.

Our security holders should consult with their own tax advisers regarding the PRC tax consequences of the acquisition, ownership and disposition of our securities in their particular circumstances.

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

Given the short history of the EIT Law and lack of applicable legal precedent, it remains unclear how the PRC tax authorities will determine the PRC tax resident status of a company organized under the laws of a foreign (non-PRC) jurisdiction, such as us, ACG, Fancy Think Limited and/or Heat Planet. If the PRC tax authorities determine that we, ACG, Fancy Think Limited and/or Heat Planet is a “resident enterprise” for PRC enterprise income tax purposes, a number of tax consequences could follow. First, we, ACG and/or Fancy Think Limited could be subject to the enterprise income tax at a rate of 25% on our, ACG’s, Fancy Think Limited’s and/or Heat Planet’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, the EIT Law provides that dividend income between “qualified resident enterprises” is exempt from income tax. As a result, if we, ACG, Fancy Think Limited and Heat Planet are treated as PRC “resident enterprises,” all dividends paid from Chuanglian to us (through Fancy Think Limited and ACG) or from Hebei Xuwei Trading to us (through Heat Planet and ACG) would constitute dividend income between “qualified resident enterprises” and would therefore qualify for tax exemption.

As of the date this document is filed, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us, ACG and/or Fancy Think Limited. However, since it is not anticipated that we, ACG, Fancy Think Limited and/or Heat Planet would receive dividends or generate other income in the near future, we, ACG, Fancy Think Limited and Heat Planet are not expected to have any income that would be subject to the 25% enterprise income tax on worldwide income in the near future. We, ACG, Fancy Think Limited and Heat Planet will consult with the PRC tax authorities and make any necessary tax payment if we, ACG, Fancy Think Limited and/or Heat Planet (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that we, ACG, Fancy Think Limited or Heat Planet are a resident enterprise under the EIT Law, and if we, ACG, Fancy Think Limited or Heat Planet were to have income in the future.

Dividends From Chuanglian, Ganglian and Hebei Xuwei Trading

If Fancy Think Limited and Heat Planet are not treated as a resident enterprise under the EIT Law, then dividends that Fancy Think Limited receives from Chuanglian and Ganglian and dividends that Heat Planet receives from Hebei Xuwei Trading may be subject to PRC withholding tax. The EIT Law and the implementing rules of the EIT Law provide that (A) an income tax rate of 25% will normally be applicable to investors that are “non-resident enterprises,” or non-resident investors, which (i) have establishments or premises of business inside the PRC, and (ii) the income in connection with their establishment or premises of business is sourced from the PRC or the income is earned outside the PRC but has actual connection with their establishments or places of business inside the PRC, and (B) a PRC withholding tax at a rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” or non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

As described above, the PRC tax authorities may determine the resident enterprise status of entities organized under the laws of foreign jurisdictions on a case-by-case basis. We, ACG, Fancy Think Limited and Heat Planet are holding companies and substantially all of our, ACG’s, Fancy Think Limited’s and Heat Planet’s income may be derived from dividends. Thus, if we, ACG, Fancy Think Limited and/or Heat Planet is considered as a “non-resident enterprise” under the EIT Law and the dividends paid to us, ACG, Fancy Think Limited and/or Heat Planet are considered income sourced within the PRC, such dividends received may be subject to PRC withholding tax as described in the foregoing paragraph.

The State Council of the PRC, or a tax treaty between China and the jurisdiction in which a non-PRC investor resides may reduce such income or withholding tax, with respect to such non-PRC investor. Pursuant to the PRC-Hong Kong Tax Treaty, if the Hong Kong resident enterprise that is not deemed to be a conduit by the PRC tax authorities owns more than 25% of the equity interest in a company in China continuously within 12 months prior to obtaining dividend from the Company in China, the 10% PRC withholding tax on the dividends the Hong Kong resident enterprise receives from such company in China is reduced to 5%. We and ACG are Cayman Islands holding companies, and ACG has subsidiaries in Hong Kong (Fancy Think Limited and Heat Planet), which in turn owns a 100% equity interest in Chuanglian, Ganglian, and Hebei Xuwei Trading.

As a result, if Fancy Think Limited and Heat Planet were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that Fancy Think Limited receives from Chuanglian and Ganglian or dividends that Heat Planet receives from Hebei Xuwei Trading (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, if the PRC-Hong Kong Tax Treaty were applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem Fancy Think Limited and/or Heat Planet to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if we or ACG were treated as a PRC “non-resident enterprise” under the EIT Law, and Fancy Think Limited and /or Heat Planet were treated as a PRC “resident enterprise” under the EIT Law, then dividends that we or ACG receive from Fancy Think Limited and/or Heat Planet (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders.

As of the date this document is filed, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us, ACG, Fancy Think Limited or Heat Planet. As indicated above, however, Chuanglian, Ganglian and Hebei Xuwei Trading are not expected to pay any dividends in the near future. We, ACG, Fancy Think Limited and Heat Planet will consult with the PRC tax authorities and make any necessary tax withholding if, in the future, Chuanglian, Ganglian and Hebei Xuwei Trading were to pay any dividends and we, ACG, Fancy Think Limited or Heat Planet (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that either we, ACG, Fancy Think Limited or Heat Planet is a non-resident enterprise under the EIT Law.

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

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our securities.  The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our securities that is for U.S. federal income tax purposes:

·	an individual citizen or resident of the United States;

·	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

·	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

·	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Tax Consequences to Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our securities as capital assets within the meaning of Section 1221 of the Code and does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

·	financial institutions or financial services entities;

·	broker-dealers;

·	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

·	tax-exempt entities;

·	governments or agencies or instrumentalities thereof;

·	insurance companies;

·	regulated investment companies;

·	real estate investment trusts;

·	certain expatriates or former long-term residents of the United States;

·	persons that actually or constructively own 5% or more of our voting shares;

·	persons that acquired our securities pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

·	persons that hold or held our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

·	persons whose functional currency is not the U.S. dollar;

·	controlled foreign corporations; or

·	passive foreign investment companies.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) by us on our securities and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of such securities will be in U.S. dollars.

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

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Tax Consequences to U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or “PFIC,” rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on our ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. The portion of such distribution, if any, in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce the U.S. Holder’s adjusted tax basis in such ordinary shares (but not below zero). Any remaining excess will be treated as gain from the sale or other taxable disposition of such ordinary shares and will be treated as described under “—Taxation on Disposition of Ordinary Shares” below.

With respect to non-corporate U.S. Holders, such dividends may be subject to U.S. federal income tax at the lower applicable long-term capital gains tax rate (see “—Taxation on the Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a Chinese “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “U.S.-PRC Tax Treaty,” (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently do not include the OTC Bulletin Board. Because our ordinary shares are currently quoted only on the OTC Bulletin Board and, in any event, we may be treated as a PFIC (as discussed below), any cash dividends paid on our ordinary shares currently may not qualify for the lower rate. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our ordinary shares.

If a PRC income tax applies to cash dividends paid to a U.S. Holder on our ordinary shares, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any such dividends, a U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ordinary shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

If a PRC income tax applies to any gain from the disposition of our ordinary shares by a U.S. Holder, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any such gain, a U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. Under recently issued proposed regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund, or QEF, rules discussed below under “— Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our 2012 taxable year, we may be treated as a PFIC for our 2012 taxable year. However, since we have not performed a definitive analysis with respect to our PFIC status for our 2012 taxable year, there can be no assurance with respect to our status as a PFIC for such taxable year. There also could be no assurance with respect to our PFIC status for our current (2013) taxable year or any future taxable year. U.S. Holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares and the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, a QEF election along with a purging election or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

·	any gain recognized by the U.S. Holder on the sale or other disposition of our ordinary shares; and

·	any “excess distribution” made to the U.S. Holder (generally, the excess of the amount of any distributions to such U.S. Holder during a taxable year of the U.S. Holder over 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

·	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

·	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

·	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

·	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election (or a QEF election with a purging election). Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

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

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election, along with a purge of the PFIC taint pursuant to a purging election), any gain recognized on the sale or other taxable disposition of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF's earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, the initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. federal income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold the ordinary shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held our ordinary shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its ordinary shares by the amount of the gain recognized and will also have a new holding period in the ordinary shares for purposes of the PFIC rules.

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

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The OTC Bulletin Board currently is not considered to be a national securities exchange that would allow a U.S. Holder to make a mark-to-market election. Because our ordinary shares are currently quoted only on the OTC Bulletin Board, such shares may not qualify as marketable stock for purposes of the election.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower- tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder's U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Tax Consequences to Non-U.S. Holders

Cash dividends paid or deemed paid to a Non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our securities by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our ordinary shares.

Moreover, backup withholding of U.S. federal income tax at a rate of 28% generally will apply to dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements.

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

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at 27/F, Kai Yuan Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China, Tel: +86 311 8382 7688, Fax: +86 311 8381 9636.

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be accessed at http://www.sec.gov .

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

As of March 31, 2013, there had been no other changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities had not been altered by the issuance or modification of any other class of securities.

There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM1 5.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as December 31, 2012. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2012 were effective.

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

B.	Management’s Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the criteria established in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012, including the remediation of the material weakness disclosed in our Annual Report on Form 20-F for the year ended December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, as of December 31, 2012, our internal control over financial reporting is effective.

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

We have audited AutoChina International Limited and Subsidiaries’ (the "Company") internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management Annual Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2012 and 2011 and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated April 30, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ Marcum Bernstein & Pinchuk llp

New York, New York

April 30, 2013

D.	Changes in Internal Controls Over Financial Reporting

As previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2011, our management identified the following material weakness in our internal control over financial reporting as of December 31, 2011:

Material weakness related to financial reporting process:

The Company did not have a trained accounting personnel with expertise in GAAP to ensure that complex material and/or non-routine transactions are properly reflected in the consolidated financial statements

Management implemented remedial measures to address these matters, including the engagement of an external consulting firm with significant U.S. GAAP experience to review the preparation of accounting memorandum for our acquisition of Heat Planet and other significant accounting issues since February 2012, and engaged the external consulting firm to provide two structural U.S. GAAP training sessions to our current personnel in mid and late 2012. During the year, our management and accounting personnel has also attended training sessions on SEC updates. Based on the foregoing, management has determined that, as of December 31, 2012, we have remediated this material weaknesses related to financial reporting process.

It should be noted that while our disclosure controls and procedures as of December 31, 2012 were designed at the reasonable assurance level, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Except as set forth above with respect to remediating the previously reported material weakness, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.	[RESERVED]

ITEM16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Mr. James Cheng-Jee Sha is an audit committee financial expert and “independent” as that term is defined in the NASDAQ listing standards.

ITEM16B.	CODE OF ETHICS

In May 2009, our board of directors adopted a code of ethics that applies to our directors, officers and employees as well as those of our subsidiaries. We will provide a copy of our code of ethics to any person, without charge, upon request. Requests for copies of our code of ethics should be sent in writing to AutoChina International Limited, 27/F, Kai Yuan Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China, Tel: +86 311 8382 7688, Fax: +86 311 8381 9636.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Marcum Bernstein & Pinchuk LLP, PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PricewaterhouseCoopers “) and Crowe Horwath LLP for fiscal years ended December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011

Audit Fees – Marcum Bernstein & Pinchuk LLP	$591,061	$529,564
Audit Fees – PricewaterhouseCoopers	—	256,144
Audit-Related Fees – Marcum Bernstein & Pinchuk LLP	107,578	—
Audit-Related Fees – PricewaterhouseCoopers	—	51,852
Audit-Related Fees – Crowe Horwath LLP	3,800	92,500
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$702,439	$930,060

Audit Fees

Marcum Bernstein & Pinchuk LLP audit fees for 2012 and 2011 consist of the audits of our financial statements for the years ended December 31, 2012, 2011 and 2010 and the reviews of our interim financial statements included in 6-K filings for 2012 and 2011.

PricewaterhouseCoopers audit fee for 2011 consist of fees related to the reviews of our interim financial statements included in 6-K filings for 2011.

Audit-Related Fees

Other than the fees described under the caption “Audit Fees” above, Marcum Bernstein & Pinchuk LLP did not bill any fees for services rendered to us during fiscal year 2011 for assurance and related services in connection with the audit or review of our financial statements.

In 2012, Marcum Bernstein & Pinchuk LLP billed $107,578 for Audit-Related services, which is mainly in connection with the response of SEC subpoena issued to Marcum Bernstein & Pinchuk LLP for the Company in 2012. Furthermore, Marcum Bernstein & Pinchuk LLP also provided Audit-Related services to perform a special audit for the financial statements of the Company’s subsidiary, Heat Planet for the five months ended May 31, 2012.

In 2011, PricewaterhouseCoopers billed $51,852 for Audit-Related services in connection with the Company’s response letters to SEC comment letters on the 2009 Annual Report on Form 20-F filed in 2010.

In 2012, Crowe Horwath LLP billed $3,800 for Audit-Related services in connection with the consent to include 2009 audited financial statements in 2011 Annual Report on Form 20-F filed in 2012. In 2011, Crowe Horwath LLP billed $92,500 for Audit-Related services in connection with the Company’s amendment of our financial statements for the year ended December 31, 2009 included in 2009 Annual Report on Form 20-F filed in 2010.

Tax Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP, PricewaterhouseCoopers or Crowe Horwath LLP for tax services rendered during fiscal years ended December 31, 2012 and 2011.

All Other Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP, PricewaterhouseCoopers or Crowe Horwath LLP for other professional services rendered during fiscal years ended December 31, 2012 and 2011.

Pre-Approval of Services

Before we engage our external auditors to render audit or non-audit services, the engagement is pre-approved by our audit committee.  Our audit committee reviews our external auditors’ engagements letters for audit and non-audit services.  All of the services provided by our external auditors for the fiscal years 2012 and 2011 were pre-approved by the audit committee in this manner.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company did not repurchase any of its shares in the years ended December 31, 2012 and 2011.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

There were no changes in to certifying accountant for the year ended December 31, 2012.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association (1)
2.1	Specimen Ordinary Share Certificate (2)
4.1	Share Exchange Agreement (3)
4.2	Form of Indemnification Agreement (4)
4.3	Form of AutoChina International Limited 2009 Equity Incentive Plan (5)
4.4	Executive Employment Agreement between the Registrant and Yong Hui Li, dated April 9, 2012
4.5	Executive Employment Agreement between the Registrant and Wei Xing, dated April 9, 2012
4.6	Executive Employment Agreement between the Registrant and Chen Lei, dated April 9, 2012
4.7	Executive Employment Agreement between the Registrant and Jason Wang, dated October 11, 2012
4.8	Business Operation Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009
4.9	Equity Pledge Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009
4.10	Option Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009
4.11	Services Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009
4.12	Voting Attorney Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009
4.13	Business Operation Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd.., dated January 31, 2013
4.14	Equity Pledge Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013
4.15	Option Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013
4.16	Services Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013
4.17	Voting Attorney Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013
4.18	Business Operation Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd.., dated January 31, 2013
4.19	Equity Pledge Agreement between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013
4.20	Option Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013
4.21	Services Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013
4.22	Voting Attorney Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013
4.23	Summary of Lease Securitization Agreement, by and between Chuangjie Trading and Citic Trust Co., Ltd., dated October 28, 2010 (6)
4.24	Summary of Loan Agreement dated March 6, 2012 between Hebei Xuhua Trade Co., Ltd. and CITIC Shijiazhuang Branch
4.25	Summary of Loan Agreement dated July 3, 2012 between Ganglian Finance Leasing Co., Ltd. and Hebei Shengrong Kaiyuan Auto Parts Co., Ltd.
4.26	Summary of Loan Agreement dated July 4, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch
4.27	Summary of Loan Agreement dated August 30, 2012 between Hebei Xuhua Trading Co., Ltd.and CITIC Shijiazhuang Branch

4.28	Summary of Loan Agreement dated August 30, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd.and CITIC Shijiazhuang Branch
4.29	Summary of Loan Agreement dated August 30, 2012 between Hebei Chuanglian Finance Leasing Co., Ltd.and CITIC Shijiazhuang Branch
4.30	Summary of Loan Agreement dated September 3, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd.and CITIC Shijiazhuang Branch
4.31	Summary of Loan Agreement dated September 24, 2012 between Hebei Chuanglian Finance Leasing Co., Ltd.and CITIC Shijiazhuang Branch
4.32	Summary of Loan Agreement dated September 24, 2012 between Ganglian Finance Leasing Co., Ltd. and Hebei Shengrong Kaiyuan Auto Parts Co., Ltd.
4.33	Summary of Loan Agreement dated November 5, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch
4.34	Summary of Loan Agreement dated January 31, 2013 among Shijie Kaiyuan Auto Trade Co., Ltd., Guotai Junan Securities Assets Management Limited and Hua Xia Bank Shijiazhuang Jianhua Branch
4.35	Summary of Maximum Pledge Contract dated March 6, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch
4.36	Summary of Maximum Pledge Contract dated July 4, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch
4.37	Summary of Maximum Pledge Contract dated July 4, 2012 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch
4.38	Summary of Maximum Pledge Contract dated August 30, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch
4.39	Summary of Maximum Pledge Contract dated August 30, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch
4.40	Summary of Maximum Pledge Contract dated January 31, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch
4.41	Summary of Maximum Mortgage Contract dated January 28, 2011 between Hebei Kaiyuan Real Estate Developing Co., Ltd. and CITIC Shijiazhuang Branch (7)
4.42	Summary of Maximum Mortgage Contract dated March 6, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch
4.43	Summary of Guarantee Contract dated January 31, 2013 between Hebei Chuanglian Finance Leasing Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch
4.44	Summary of Guarantee Contract dated January 31, 2013 between Hebei Xuhua Trading Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch
4.45	Summary of Guarantee Contract dated January 31, 2013 between Ganglian Finance Leasing Co., Ltd and Hua Xia Bank Shijiazhuang Jianhua Branch
4.46	Summary of Guarantee Contract dated January 31, 2013 between Hebei Ruihua Real Estate Development Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch
4.47	Summary of Guarantee Contract dated January 31, 2013 between Hebei Ruituo Auto Trade Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch
4.48	Summary of Comprehensive Facility Contract dated July 4, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch
4.49	Summary of Domestic Factoring Agreement dated February 28, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch (8)
4.50	Summary of Domestic Factoring Agreement dated August 16, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.51	Summary of Domestic Factoring Agreement dated August 21, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.52	Summary of Domestic Factoring Agreement dated October 7, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.53	Summary of Domestic Factoring Agreement dated March 29, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
8.1	Subsidiaries of the Registrant
11	Code of Ethics (9)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Marcum Bernstein & Pinchuk LLP, independent registered public accounting firm
101	Interactive Data File

(1)	Incorporated by reference to Registration Statement on Form F-1, filed with the SEC on Form F-1 filed May 29, 2009.
(2)	Incorporated by reference to AutoChina’s Registration Statement (File No. 333-147284), filed with the SEC on Form S-1 dated January 30, 2008.
(3)	Incorporated by reference to Annex C to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(4)	Incorporated by reference to Schedule N to Annex C to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(5)	Incorporated by reference to Annex E to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(6)	Incorporated by reference to AutoChina's Amendment No. 1 to the Annual Report on Form 20-F/A, filed with the SEC on December 6, 2011.
(7)	Incorporated by reference to AutoChina's Annual Report on Form 20-F, filed with the SEC on November 30, 2011.
(8)	Incorporated by reference to AutoChina's Annual Report on Form 20-F, filed with the SEC on April 5, 2012.
(9)	Incorporated by reference to AutoChina’s Annual Report, filed with the SEC on Form 20-F filed June 9, 2009.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUTOCHINA INTERNATIONAL LIMITED

April 30, 2013	By:	/s/ Yong Hui Li
Yong Hui Li
Chief Executive Officer

April 30, 2013	By:	/s/ Jason Wang
Jason Wang
Chief Financial Officer

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Audit Committee of the

Board of Directors and Shareholders of

AutoChina International Limited and Subsidiaries

We have audited the accompanying consolidated balance sheets of AutoChina International Limited and Subsidiaries  (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2013, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Marcum Bernstein & Pinchuk llp

New York, New York

April 30, 2013

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	December 31,
	2012	2011
		As Adjusted – note 2
ASSETS
Current assets
Cash and cash equivalents	$75,777	$43,048
Restricted cash	160	159
Accounts receivable, net of provision for doubtful accounts of $12,041 and $4,830, respectively	32,956	25,357
Inventories	6,728	2,529
Deposits for inventories	20	105
Deposits for inventories, related party	—	14,539
Due from an affiliate	—	7,904
Prepaid expenses and other current assets	4,512	12,100
Current maturities of net investment in direct financing and sales-type leases, net of provision for doubtful accounts of $296 and $714, respectively	196,213	329,111
Total current assets	316,366	434,852

Construction-in-progress	76,669	—
Property, equipment and leasehold improvements, net	4,985	3,356
Deferred income tax assets	2,547	1,811
Net investment in direct financing and sales-type leases, net of current maturities	38,739	114,447

Total assets	$439,306	$554,466

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	December 31,
	2012	2011
		As Adjusted – note 2
LIABILITIES AND EQUITY

Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to AutoChina of $75,412 and $111,095 as of December 31, 2012 and 2011, respectively)	$102,458	$149,979
Long-term borrowings, current (including long-term borrowings, current of the consolidated VIEs without recourse to AutoChina of nil and $44,438 as of December 31, 2012 and 2011, respectively)	—	44,438
Accounts payable (including accounts payable of the consolidated VIEs without recourse to AutoChina of $68 and $112 as of December 31, 2012 and 2011, respectively)	16,392	404
Accounts payable, related parties (including accounts payable, related parties of the consolidated VIEs without recourse to AutoChina of $706 and nil as of December 31, 2012 and 2011, respectively)	2,228	—
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to AutoChina of $4,857 and $4,415 as of December 31, 2012 and 2011, respectively)	15,049	13,653
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to AutoChina of $86 and $3,244 as of December 31, 2012 and 2011, respectively)	65,595	42,696
Customer deposits (including customer deposits of the consolidated VIEs without recourse to AutoChina of $161 and $508 as of December 31, 2012 and 2011, respectively)	1,956	1,152
Income tax payable (including income tax payable of the consolidated VIEs without recourse to AutoChina of $1,931 and $1,548 as of December 31, 2012 and 2011, respectively)	2,551	2,799
Deferred income tax liabilities (including deferred income tax liabilities of the consolidated VIEs without recourse to AutoChina of nil and $4,764 as of December 31, 2012 and 2011, respectively)	4,717	8,162
Total current liabilities	210,946	263,283

Commitment and Contingencies

Equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 100,000,000 shares; issued and outstanding – 23,538,919 shares at December 31, 2012, respectively; and $0.001 par value authorized – 50,000,000 shares; issued and outstanding – 23,538,919 shares at December 31, 2011, respectively	24	24
Additional paid-in capital	323,856	404,745
Statutory reserves	16,997	13,016
Accumulated losses	(135,487)	(149,170)
Accumulated other comprehensive income	22,970	22,568
Total equity	228,360	291,183

Total liabilities and equity	$439,306	$554,466

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands except share and per share data)

	Years ended December 31,
	2012	2011	2010
		As Adjusted – note 2	As Adjusted – note 2
Revenues
Commercial vehicles	$249,040	$505,618	$558,004
Finance	69,804	84,100	52,606
Insurance	14,268	8,376	6,799
Agency services, related parties	—	—	664
Total revenues	333,112	598,094	618,073

Cost of sales
Commercial vehicles	7,350	86,055	419,383
Commercial vehicles, related parties	234,781	404,572	110,728
Insurance	2,159	—	—
Total costs of sales	244,290	490,627	530,111

Gross profit	88,822	107,467	87,962

Operating expenses (income)
Selling and marketing	10,126	8,055	6,260
General and administrative	41,951	27,204	17,602
Interest expense	10,621	15,920	10,512
Interest expense, related parties	869	3,020	6,945
Other income, net	(7,101)	(3,415)	(789)
Total operating expenses	56,466	50,784	40,530

Income from operations	32,356	56,683	47,432

Other income (expense)
Loss on change in fair value of earn-out obligation	—	(17,300)	(100,400)
Interest income	308	160	433
Total other income (expense)	308	(17,140)	(99,967)

Income (loss) from continuing operations before income taxes	32,664	39,543	(52,535)
Income tax provision	(9,115)	(13,419)	(10,369)
Income (loss) from continuing operations	23,549	26,124	(62,904)

Income (loss) from discontinued operations	—	(1,330)	1,404
Income tax benefit (provision)	—	333	(351)
Loss (income) attributable to non-controlling interest	—	24	(449)
Income (loss) from discontinued operations, net of taxes	—	(973)	604

Net income (loss)	$23,549	$25,151	$(62,300)
Foreign currency translation adjustment	402	15,307	6,303

Comprehensive income (loss)	$23,951	$40,458	$(55,997)

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) – Continued

(in thousands except share and per share data)

	Years ended December 31,
	2012	2011	2010
		As Adjusted – note 2	As Adjusted – note 2
Earnings (loss) per share
Basic
Continuing operations	$1.00	$1.11	$(3.41)
Discontinued operations	—	(0.04)	0.03
	$1.00	$1.07	$(3.38)
Diluted
Continuing operations	$0.99	$1.11	$(3.41)
Discontinued operations	—	(0.04)	0.03
	$0.99	$1.07	$(3.38)

Weighted average shares outstanding
Basic	23,538,919	23,538,919	18,415,305
Diluted	23,762,378	23,612,398	18,415,305

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands except share data)

								Accumu-
								lated
							(Accumu-	Other
			Additional				lated Loss)	Compre-	Total	Non-
	Ordinary Shares		Paid-in	Treasury Stock		Statutory	Retained	hensive	Shareholders’	controlling	Total
	Shares	Amount	Capital	Shares	Amount	Reserves	Earnings	Income	Equity	Interest	Equity

Balance, December 31, 2009 (as adjusted)	13,017,283	$13	$123,991	—	$—	$2,630	$(101,515)	$958	$26,077	$(344)	25,733
Shares issued for cash	2,000,000	2	66,240	—	—	—	—	—	66,242	—	66,242
Exercise of warrants	2,059,127	2	10,294	—	—	—	—	—	10,296	—	10,296
Shares issued to AutoChina Group Inc’s former shareholders for earn out shares	2,603,456	3	(3)	—	—	—	—	—	—	—	—
Share repurchase	—	—	—	(64,100)	(1,630)	—	—	—	(1,630)	—	(1,630)
Stock retired	(64,100)	—	(1,630)	64,100	1,630	—	—	—	—	—	—
Other comprehensive income:										—
Foreign currency translation adjustment (as adjusted)	—	—	—	—	—	—	—	6,303	6,303	—	6,303
Stock-based compensation	—	—	3,281	—	—	—	—	—	3,281	—	3,281
Reclassification from liability of the obligation to issue shares for 2010 earn-out obligation	—	—	84,600	—	—	—	—	—	84,600	—	84,600
Appropriations to statutory reserves	—	—	—	—	—	3,762	(3,762)	—	—	—	—
Net loss for the year ended December 31, 2010 (as adjusted)	—	—	—	—	—	—	(62,300)	—	(62,300)	449	(61,851)
Balance, December 31, 2010 (as adjusted – Note 2)	19,615,766	$20	$286,773	—	$—	$6,392	$(167,577)	$7,261	$132,869	$105	$132,974

Shares issued to AutoChina Group Inc’s former shareholders for earn out shares	3,923,153	4	(4)	—	—	—	—	—	—	—	—
Other comprehensive income:										—
Foreign currency translation adjustments (as adjusted)	—	—	—	—	—	—	—	15,307	15,307	—	15,307
Stock-based compensation	—	—	2,914	—	—	—	—	—	2,914	—	2,914
Reclassification from liability of the obligation to issue shares for the amendment of earn-out provision	—	—	90,400	—	—	—	—	—	90,400	—	90,400
Appropriations to statutory reserves	—	—	—	—	—	6,744	(6,744)	—	—	—	—
Disposal of subsidiaries	—	—	24,662	—	—	(120)	—	—	24,542	(81)	24,461
Net income for the year ended December 31, 2011 (as adjusted)	—	—	—	—	—	—	25,151	—	25,151	(24)	25,127
Balance, December 31, 2011 (as adjusted – Note 2)	23,538,919	$24	$404,745	—	$—	$13,016	$(149,170)	$22,568	$291,183	$—	$291,183

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - Continued

(in thousands except share data)

								Accumu-
								Lated
							(Accumu-	Other
			Additional				lated Loss)	Compre-	Total	Non-
	Ordinary Shares		Paid-in	Treasury Stock		Statutory	Retained	hensive	Shareholders’	controlling	Total
	Shares	Amount	Capital	Shares	Amount	Reserves	Earnings	Income	Equity	Interest	Equity

Balance, December 31, 2011 (as adjusted – Note 2)	23,538,919	$24	$404,745	—	$—	$13,016	$(149,170)	$22,568	$291,183	$—	$291,183
Other comprehensive income:										—
Foreign currency translation adjustments	—	—	—	—	—	—	—	402	402	—	402
Stock-based compensation	—	—	4,553	—	—	—	—	—	4,553	—	4,553
Dividend	—	—	—	—	—	—	(5,885)	—	(5,885)	—	(5,885)
Appropriations to statutory reserves	—	—	—	—	—	3,981	(3,981)	—	—	—	—
Capital distribution	—	—	(85,442)	—	—	—	—	—	(85,442)	—	(85,442)
Net income for the year ended December 31, 2012	—	—	—	—	—	—	23,549	—	23,549	—	23,549
Balance, December 31, 2012	23,538,919	$24	$323,856	—	$—	$16,997	$(135,487)	$22,970	$228,360	$—	$228,360

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	December 31,
	2012	2011	2010
		As Adjusted – note 2	As Adjusted – note 2
Cash flow from continuing operating activities:

Net income (loss)	$23,549	$25,151	$(62,300)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Net loss (income) from discontinued operations	—	973	(604)
Loss on change in fair value of earn-out obligation	—	17,300	100,400
Depreciation and amortization	1,902	1,420	952
Provision for bad debts	14,550	4,271	1,447
Deferred income taxes	(4,180)	6,261	(959)
Stock-based compensation expenses	4,553	2,914	3,281
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(22,331)	(5,997)	(20,263)
Notes receivable	—	—	222
Net investment in direct financing and sales-type leases	209,063	2,175	(194,490)
Inventories	(4,176)	(1,024)	(1,255)
Deposits for inventories	85	923	16,567
Deposits for inventories, related party	14,515	(14,177)	—
Prepaid expense and other current assets	7,586	(3,511)	(1,828)
Trade notes payable	—	—	(12,561)
Accounts payable	15,922	(536)	(2,756)
Accounts payable, related parties	—	—	16,104
Other payable and accrued liabilities	1,356	5,729	4,229
Customers deposits	798	(100)	(182)
Income tax payable	(254)	(4,568)	4,912

Net cash provided by (used in) continuing operating activities	262,938	37,204	(149,084)

Cash flow from continuing investing activities:

Capital expenditure on construction in progress	(76,353)	—	—
Purchase of property, equipment and leasehold improvements	(3,516)	(1,967)	(1,427)
Cash received from sales of subsidiaries	—	7,589	—
(Increase) decrease) in restricted cash	—	(155)	12,561
Decrease (increase) in due from an affiliate	7,891	9,000	(9,000)

Net cash (used in) provided by continuing investing activities	(71,978)	14,467	2,134

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

(in thousands)

	December 31,
	2012	2011	2010
		As Adjusted – note 2	As Adjusted – note 2
Cash flow from continuing financing activities:

Proceeds from borrowings	102,036	189,850	220,028
Repayments of borrowings	(194,093)	(163,567)	(73,269)
Proceeds from affiliates	137,052	320,641	403,384
Repayment to affiliates	(170,520)	(372,259)	(366,169)
Increase in accounts payable, related parties	234,781	404,492	394,578
Repayment to accounts payable, related parties	(232,562)	(421,036)	(513,690)
Dividend paid	(5,885)	—	—
Capital distribution	(29,274)	—	—
Issue of shares on exercise of warrants	—	—	10,296
Issue of shares for cash, net of offering costs of $3,758	—	—	66,242
Shares repurchase	—	—	(1,630)

Net cash (used in) provided by continuing financing activities	(158,465)	(41,879)	139,770

Net cash provided by (used in) continuing operating, financing and investing activities	32,495	9,792	(7,180)

Cash flow of discontinued operations:

Cash provided by (used in) provided by operating activities	—	48,537	(84,184)
Cash provided by (used in) investing activities	—	172,922	(59,454)
Cash (used in) provided by financing activities	—	(222,289)	144,087

Net cash flow (used in) provided by discontinued operations	—	(830)	449

Effect of exchange rate fluctuation on cash and cash equivalents	234	3,138	894

Net increase (decrease) in cash and cash equivalents	32,729	12,100	(5,837)

Cash and cash equivalents, beginning of the year	43,048	30,948	36,785

Cash and cash equivalents, end of the year	$75,777	$43,048	$30,948

Analysis of balances of cash and cash equivalents
Included in cash and cash equivalents per consolidated balance sheet	75,777	43,048	30,100
Included in assets of discontinued operations	—	—	848
	75,777	43,048	30,948

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

(in thousands)

	December 31,
	2012	2011	2010
		As Adjusted – note 2	As Adjusted – note 2
Supplemental disclosure of cash flow information:
Continuing Operations
Interest paid	$15,194	$14,607	$15,619
Income taxes paid	$13,544	$11,348	$6,189

Discontinued Operations
Interest paid	$—	$3,943	$986
Income taxes paid	$—	$8	$351

Supplemental disclosure on non-cash continuing financing activities
Reclassification from liability of the obligation to issue shares for the amendments of earn-out provision to equity	$—	$90,400	$84,600

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012, 2011 and 2010

(in thousands except share and per share data)

NOTE 1 - BACKGROUND

AutoChina International Limited (the “Company” or “AutoChina”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations consist of the commercial vehicle sales, servicing, leasing and support business, which provides financing to customers to purchase commercial vehicles and related services.

On November 26, 2008, through the Company’s wholly owned subsidiary, Hebei Chuanglian Finance Leasing Co., Ltd. (formerly known as Hebei Chuanglian Trade Co., Ltd. (“Chuanglian”)), the Company executed a series of contractual arrangements with Hebei Hua An Investment Co., Ltd (“Hua An Investment”), Hebei Huiyin Investment Co., Ltd (“Huiyin Investment”), Hebei Shijie Kaiyuan Logistics Co., Ltd. (“Kaiyuan Logistics”) and Shijie Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) (collectively referred to as the “Auto Kaiyuan Companies”) and their shareholder (the “Enterprise Agreements”). Pursuant to the Enterprise Agreements, the Company had exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholder and generally had control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies were considered variable interest entities (“VIEs”) and the Company was the primary beneficiary. The Company’s relationships with the Auto Kaiyuan Companies and their shareholder were governed by the Enterprise Agreements between Chuanglian and each of the Auto Kaiyuan Companies, which were the operating companies of the Company in the People’s Republic of China (the “PRC” or “China”). On December 14, 2009, the Company and the shareholder of Auto Kaiyuan Companies amended the contractual agreements to cancel the contractual arrangements with Hua An Investment and Huiyin Investment as a result of the Company’s disposal of consumer automotive dealership business.

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

In September 2010, the Company established a wholly foreign owned enterprise in China, Ganglian Finance Leasing Co., Ltd., (“Ganglian Finance Leasing”), which is in the business of leasing commercial vehicles. In December 2010, the Company increased the paid-in capital of Ganglian Finance Leasing through its VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing from a wholly foreign-owned enterprise to a Chinese-foreign joint venture. Commencing in December 2010, the Company began leasing commercial vehicles directly through its subsidiaries, Chuanglian and Ganglian Finance Leasing. Under this new business model, Chuanglian and Ganglian Finance Leasing (the “Lessor”) purchased the commercial vehicles from Kaiyuan Auto Trade and Hebei Xuhua Trading Co., Ltd., VIEs of the Company, then leases the commercial vehicles to the customer lessees directly. The Lessor, the relevant local center and customer lessee enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreements, the parties agree that: (1) the local center will hold title to the commercial vehicle for the benefit of the Lessor for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center transfers title to the vehicle to the lessee upon the lessee’s request.

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

In February 2012, the Company established Beijing Alliance Kaiyuan Information Processing Co., Ltd. (“Kaiyuan Information Processing”) in the PRC. However it has not commenced any operations.

On January 27, 2012, the Company’s board of directors declared a one-time special cash dividend in the amount of $0.25 per share and that was paid on February 15, 2012, to all shareholders of record as of the close of business on February 8, 2012. The total amount of cash distributed in the dividend was $5,885 and was deducted from retained earnings in 2012.

On January 27, 2012, the Company’s board of directors also declared a 3-for-2 stock split in the form of a stock dividend (“Stock Dividend”) and which was to be paid on February 16, 2012, to all shareholders of record as of the close of business on February 8, 2012. However, FINRA determined that the Stock Dividend could not be distributed to street name holders through the Depository Trust Company. As a result, on March 21, 2012, the board of directors determined to cancel the Stock Dividend and all shares issued pursuant to the Stock Dividend have been cancelled.

On August 30, 2012, the Company’s independent directors approved and the Company has entered into an equity transfer agreement (the “Acquisition Agreement”) through its wholly owned subsidiary, ACG, to purchase 100% of the equity of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building (the “Asset”).Heat Planet is controlled by the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li (“Mr. Li”). Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center is the tallest building in Shijiazhuang and Hebei Province and will also be occupied by a Hilton Worldwide-operated, five-star hotel. The building was completed in April 2013.

Heat Planet’s equity was purchased for approximately $56.4 million, subject to adjustment at closing by the difference between the estimated and actual working capital and cash balance of Heat Planet as of May 31, 2012. Following the acquisition, the Company assumed approximately $102.9 million in debt as part of the acquisition, resulting in a total transaction value of approximately $159.3 million (the “Merger under Common Control”). The $56.4 million purchase price will be payable within six months of occupation of the Asset, which was occupied in April 2013, and any unpaid amounts after six months will begin to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of December 31, 2012), provided that if there is a good faith dispute regarding purchase price calculation or any purchase price adjustments then interest will not accrue until such dispute is definitively resolved. The total transaction value of approximately RMB1 billion ($159.3 million) was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the Asset. The acquisition closed on September 11, 2012. On October 12, 2012, the Company entered into a written consent with Heat Planet and its seller to modify the required audited financial statements of Heat Planet to be delivered to the Company. The required audited financial statements of Heat Planet were delivered to the Company on December 26, 2012.

In April 2013, AutoChina moved its headquarters to the new Kai Yuan Center, which serves as the control center for each of the Company’s commercial vehicle financial centers located throughout China. The Company does not anticipate that it will occupy the entire office space purchased, and expects to lease out the unoccupied space, the proceeds from which will be reported as rental income.

The Company also owns a store branch network in different regions of China to provide commercial vehicle sales and services which include leasing services, general support services, licensing and permit services, insurance services and registration services, to its lessee. As of December 31, 2012, the Company has 534 stores in 26 provinces or provincial-level regions.

The Company launched its own insurance agency business in December 2011 and has signed agreements with four major insurance companies in China to sell insurance: China United Property Insurance Company Limited, Sinosafe General Insurance Co. Ltd. (Hua An Insurance), Ping An Insurance (Group) Company of China, Ltd., and China Life Property and Casualty Insurance Company Limited. AutoChina’s 534 store locations are each licensed to sell insurance from these carrier partners, and as of December 31, 2012, the Company also operated 23 new insurance agency branch offices solely dedicated to this service in appropriate markets.

NOTE 2 – MERGER UNDER COMMON CONTROL AND ADJUSTMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

On September 11, 2012, the Company acquired 100% of the equity of Heat Planet and its subsidiaries from Alliance Rich Management Limited (“Alliance Rich”) through its wholly-owned subsidiary, ACG, for total consideration of approximately $159.3 million (see Note 1). On the same date, Mr. Li owned 65.9% and 100% equity of the Company and Alliance Rich, respectively. As both the Company and the acquired companies are under the common control of Mr. Li immediately before and after the acquisition, this transaction was accounted for as a merger under common control, using merger accounting as if the merger had been consummated at the beginning of the earliest period presented, and no gain or loss is recognized. All the assets and liabilities of Heat Planet and its subsidiaries are recorded at carrying value. The cash consideration in excess of carrying value of net assets of Heat Planet’s subsidiary was deemed a capital distribution to Mr. Li and a deduction to additional paid in capital amounting to $85,442 was recorded upon consummation of acquisition.

The Company has adjusted its financial statements for the years ended December 31, 2011 and 2010 and the financial position as of December 31, 2011 to account for operating results and financial positions of Heat Planet and its subsidiaries to reflect the merger under common control.

Selected consolidated balance sheet information as of December 31, 2011:

	December 31, 2011 (as previously reported)	Effect of Adjustment	December 31, 2011 (As Adjusted)

ASSETS
Cash and cash equivalents	$43,019	$29	$43,048
Due from an affiliate	—	7,904	7,904
Prepaid expenses and other current assets	12,096	4	12,100
Total assets	$546,529	$7,937	$554,466

LIABILITIES
Other payables and accrued liabilities	13,652	1	13,653
Due to affiliates	35,661	7,035	42,696
Total liabilities	$256,247	$7,036	$263,283

SHAREHOLDERS’ EQUITY
Additional paid-in capital	379,952	24,793	404,745
Accumulated losses	(124,349)	(24,821)	(149,170)
Accumulated other comprehensive income	21,639	929	22,568
Total equity	290,282	901	291,183
Total liabilities and equity	$546,529	$7,937	$554,466

Selected consolidated statement of operations information for the year ended December 31, 2011:

	Year ended December 31, 2011 (as previously reported)	Effect of Adjustment	Year ended December 31, 2011 (As Adjusted)

General and administrative	$27,198	$6	$27,204
Income (loss) from continuing operations before income taxes	39,549	(6)	39,543
Income (loss) from continuing operations	26,130	(6)	26,124
Income (loss) from discontinued operations	—	(1,330)	(1,330)
Income tax benefit	—	333	333
Loss attributable to non-controlling interest	—	24	24
Income (loss) from discontinued operations, net of taxes	—	(973)	(973)
Net income (loss)	$26,130	$(979)	$25,151

Earnings (loss) per share
Basic
Continuing operations	$1.11	$—	$1.11
Discontinued operations	—	(0.04)	(0.04)
	$1.11	$(0.04)	$1.07

Diluted
Continuing operations	$1.11	$—	$1.11
Discontinued operations	—	(0.04)	(0.04)
	$1.11	$(0.04)	$1.07

Selected consolidated statement of operations information for the year ended December 31, 2010:

	Year ended December 31, 2010 (as previously reported)	Effect of Adjustment	Year ended December 31, 2010 (As Adjusted)

General and administrative	$17,590	$12	$17,602
Loss from continuing operations before income taxes	(52,523)	(12)	(52,535)
Loss from continuing operations	(62,892)	(12)	(62,904)
Income from discontinued operations	—	1,404	1,404
Income tax provision	—	(351)	(351)
Income attributable to non-controlling interest	—	(449)	(449)
Income from discontinued operations , net of taxes	—	604	604
Net (loss) income	$(62,892)	$592	$(62,300)

(Loss) earnings per share
Basic
Continuing operations	$(3.42)	$0.01	$(3.41)
Discontinued operations	—	0.03	0.03
	$(3.42)	$0.04	$(3.38)

Diluted
Continuing operations	$(3.42)	$0.01	$(3.41)
Discontinued operations	—	0.03	0.03
	$(3.42)	$0.04	$(3.38)

Selected consolidated statement of cash flow information for the year ended December 31, 2011:

	Year ended December 31, 2011 (as previously reported)	Effect of Adjustment	Year ended December 31, 2011 (As Adjusted)

Net income (loss)	$26,130	$(979)	$25,151
Net income from discontinued operations	—	973	973
Other payable and accrued liabilities	5,730	(1)	5,729
Net cash provided by (used in) continuing operating activities	37,211	(7)	37,204
Cash received from sales of subsidiaries	—	7,589	7,589
Net cash provided by continuing investing activities	6,878	7,589	14,467
Repayment to affiliates	(364,175)	(8,084)	(372,259)
Net cash used in continuing financing activities	(33,795)	(8,084)	(41,879)
Net cash provided by (used in) continuing operating, investing and financing activities	10,294	(502)	9,792
Net cash used in discontinued operating activities	—	48,537	48,537
Net cash used in discontinued investing activities	—	172,922	172,922
Net cash provided by discontinued financing activities	—	(222,289)	(222,289)
Effect of foreign currency translation on cash	1,794	1,344	3,138
Net increase in cash and cash equivalents	12,088	12	12,100
Cash and cash equivalents, beginning of year	30,931	17	30,948
Cash and cash equivalents, end of year	$43,019	$29	$43,048

Selected consolidated statement of cash flow information for the year ended December 31, 2010:

	Year ended December 31, 2010 (as previously reported)	Effect of Adjustment	Year ended December 31, 2010 (As Adjusted)

Net (loss) income	$(62,892)	$592	$(62,300)
Net loss from discontinued operations	—	(604)	(604)
Net cash (used in) provided by continuing operating activities	(149,072)	(12)	(149,084)
Proceeds from affiliates	283,311	120,073	403,384
Repayment to affiliates	(245,988)	(120,181)	(366,169)
Increase in accounts payable, related parties	451,525	(56,947)	394,578
Repayment to accounts payable, related parties	(570,637)	56,947	(513,690)
Net cash provided by (used in) continuing financing activities	139,878	(108)	139,770
Net cash (used in) provided by continuing operating, investing and financing activities	(7,060)	(120)	(7,180)
Net cash used in discontinued operating activities	—	(84,184)	(84,184)
Net cash used in discontinued investing activities	—	(59,454)	(59,454)
Net cash provided by discontinued financing activities	—	144,087	144,087
Effect of foreign currency translation on cash	1,223	(329)	894
Net decrease in cash and cash equivalents	(5,837)	—	(5,837)
Cash and cash equivalents, beginning of year	36,768	17	36,785
Cash and cash equivalents, end of year	$30,931	$17	$30,948

NOTE 3 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Preparation and Presentation

The accompanying consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States (“U.S. GAAP”). The acquisition of Heat Planet was accounted for as a merger under common control, using merger accounting as if the merger had been consummated at the beginning of the earliest period presented, and no gain or loss is recognized. All the assets and liabilities of Heat Planet and its subsidiaries are recorded at carrying value. The cash consideration in excess of carrying value of net assets of Heat Planet’s subsidiary was deemed a capital distribution to Mr. Li and a deduction to additional paid in capital was recorded upon consummation of acquisition.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs.  All significant inter- company balances and transactions have been eliminated in consolidation.

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

 Currency Reporting

The Company uses U.S. dollars as its functional currency. The Company’s operations in China and Hong Kong use the local currencies - Renminbi (“RMB”) and Hong Kong dollar as its functional currencies whereas amounts reported in the accompanying consolidated financial statements and disclosures are stated in U.S. dollars, the reporting currency of the Company, unless stated otherwise. As such, the consolidated balance sheets of the Company have been translated into U.S. dollars at the current rates listed by the People’s Bank of China as of December 31, 2012 and 2011 and the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2012, 2011 and 2010 have been translated into U.S. dollars at the average rates during the periods the transactions were recognized. The resulting translation adjustments are recorded as other comprehensive income in the consolidated statement of operations and comprehensive income.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. As of December 31, 2012 and 2011, the majority of cash, including restricted cash, was in RMB on deposit in PRC financial institutions under the Company’s PRC VIEs and subsidiaries, which the management believes are of high credit quality. Cash remittance in or out of the PRC are subject to the PRC foreign exchange control regulations pursuant to which PRC government approval is required for the Company to receive funds from or distribute funds outside the PRC.

Restricted Cash

As of December 31, 2012 and 2011, the restricted cash was $160 and $159, respectively, which was a guarantee deposits required by China Insurance Regulatory Commission (“CIRC”) in order to protect insurance premium appropriation by insurance agency.

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

Property, Equipment, Leasehold Improvements and Construction in progress

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

Construction in progress represents the costs incurred in connection with the construction of buildings or new additions to the Company’s facilities. No depreciation is provided for construction in progress until such time as the assets are completed and placed into service.

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

Fair Value of Financial Instruments

Financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, due to affiliates, short-term borrowings and earn-out obligation. The earn-out obligation was adjusted to its fair value at each reporting date. The carrying amounts of the other items at December 31, 2012 and 2011 approximated their fair values because of the short maturity of these instruments or existence of variable interest rates, which reflect current market rates.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information that the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income or loss.

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

Treasury Stock

Treasury stock is ordinary shares repurchased by the Company and not cancelled. These shares are recorded at cost and result in a reduction of the equity on balance sheets. In August 2010, the board of directors authorized a stock repurchase program, pursuant to which the Company repurchased 64,100 ordinary shares from the open market for a total of $1,630. These repurchased shares were recorded as treasury stock before being retired. In December 2010, the Company retired the repurchased shares and charged the par value of the ordinary shares against additional paid-in capital. The share repurchase program expired in February 2011.

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

Revenue Recognition

The Company recognizes its current new commercial vehicle lease financing arrangement as a sales-type lease.  For new commercial vehicles financed by the Company, the Company recognizes revenue when the following conditions are met: (a) when the lease contract is signed, (b) when the customer has taken possession of the vehicle, and (c) if the collectability of owed amounts are reasonably assured. The Company recognizes revenue using the fair value of the commercial vehicles by reference to the retail market price of the vehicles. The Company also records the sale of the GPS tracking unit sold to the lessee upon the transfer of the title and delivery of the product. These sales revenues are recorded as “Commercial Vehicles”.

In addition, the Company recognizes its second-hand vehicle lease financing arrangement as a direct financing lease because it does not give rise to dealer’s profit or loss to the Company. Under the second-hand vehicle lease financing program, the Company holds the title of the used vehicle and then transfers title to the customer at the end of the lease term. The excess of aggregate lease rentals over the acquisition cost of leased second-hand vehicle constitutes unearned lease income to be taken into income over the lease term by using the effective interest method.

A membership fee is charged to all lessees for the privilege of utilizing the Company’s store branch network for certain services, which include general support services, licensing and permit services, insurance services and registration services. The membership fee is charged and collected by the Company when a direct financing and sales-type lease is signed. The Company records the amount as a deduction of minimum lease payment receivable. Revenue from our membership fee is deferred and recognized ratably over the term of the direct financing and sales-type lease. The difference between the gross investment in the lease (and the fair value of the commercial vehicles) is recorded as unearned income and amortized based on the effective interest rate method over the lease term. Management servicing fees are recognized when services are rendered. The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Insurance commission and agency income is recorded when the insurance contract is signed and the insurance premium is paid to the insurance company. With respect to the value added services (tires, fuel, insurance and second-hand vehicles financing services) that the Company offers, the Company provides one to three months of revolving credit facilities to eligible customers. Revenue from our tires, fuel and insurance services that is charged and collected at the beginning of the financing period is deferred and recognized ratably based on the effective interest rate method over the term of the financing period.

The membership fee, interest from direct financing and sales-type lease, management servicing fee, and revenues from tires, fuel and insurance financing services are recorded as “Finance”. The insurance commission and agency fee is recorded as “Insurance”.

Penalty income generated from the lessees for late payment is recognized when the payment is overdue and the collectability is reasonably assured. This income is recorded as “Other income”.

Cost of Sales

Cost of sales consists of the purchase price of the leased vehicle plus the direct labour costs of the operations.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses totaled approximately $21, $16 and $25 for the years ended December 31, 2012, 2011 and 2010, respectively, and are included in selling and marketing expense in the accompanying consolidated statements of operation.

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

The Company recognizes interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The tax returns of the Company’s PRC VIEs and subsidiaries are subject to examination by the relevant tax authorities. The Company did not have any material interest or penalties associated with tax positions and did not have any significant unrecognized uncertain tax positions as of December 31, 2012 and 2011, respectively.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief executive officer, in deciding how to allocate resources and assessing performance. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC. The Company’s continuing operations consist of two reporting and operating segments, the commercial vehicle sales, servicing, leasing and support business, and office leasing business.

Earn-out Obligation

The Company issues the shares in respect of the Earn-Out Obligation each year when the Company’s audited financial results are released and if the financial results fulfill the condition in the Share Exchange Agreement. The Earn-Out Obligation was a derivative financial instrument liability that was adjusted to its fair value each reporting date with changes in fair value being recognized currently in the consolidated statement of operations and comprehensive income (loss). Once the measurement period for the issuance of shares ended, the Earn-Out Obligation related to that period was no longer conditional and the obligation is reclassified from a liability to equity based on the fair value of the obligation at the end of the measurement period.

Pursuant to an earn-out provision of the Share Exchange Agreement entered into in connection with the business combination between ACG and AutoChina (formerly Spring Creek Acquisition Corp.), the Company initially could have been required annually to issue to the former shareholder of ACG up to 20% of the number of ordinary shares outstanding as of December 31, commencing December 31, 2009 through December 31, 2013. The percentage of shares to be issued would have been determined based upon the Company’s financial results each year, measured in accordance with an established formula (the “Earn-Out Obligation”) (see Note 13). According to the amendment to the earn-out provision in February 2011, the Earn-Out Obligation after the year ended December 31, 2011 was eliminated and the Earn-Out Obligation for the years ended December 31, 2010 and 2011 was modified. In September 2011, there were further amendments of the earn-out provision, under which the Earn-Out Obligation after the year ended December 31, 2010 was eliminated.

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

3,923,153 contingently issuable shares were considered outstanding and included in the computation of basic and diluted EPS since January 1, 2011. Such shares were issued to the former shareholder of ACG based upon 2010 financial results in accordance with Share Exchange Agreement (see Note 13) in December 2011. Stock options had a dilutive effect of 223,459 and 73,479 shares for the years ended December 31, 2012 and 2011, respectively. Numerator for basic and diluted earnings per share is the same for the year ended December 31, 2012 and 2011, respectively.

1,580,112 stock options that could potentially dilute earnings per share in the future which were not included in the fully diluted computation for the years ended December 31, 2010 because they would have been anti-dilutive.

Non-vested stock that could potentially dilute earnings per share in the future which were not included in the fully diluted computation for the year ended December 31, 2010 because they would have been anti-dilutive were convertible into or exchangeable for1,229,679 shares.

Share-Based Payments

The Company records all share-based payments, including grants of employee stock options to employees, in the financial statements based on their fair values. The Company used the Black-Scholes option-pricing model to estimate the fair value of the options at the date of grant. As of December 31, 2012, a total of 1,560,629 stock options granted to employees are outstanding.

Reclassification

Certain reclassifications have been made to prior period balances on the statement of operations and comprehensive income (loss) and balance sheet to conform to the presentation for the year ended December 31, 2012. Such reclassifications did not have any effect on results of operations.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 4 - DISCONTINUED OPERATIONS

In September 2011, one of Heat Planet’s PRC subsidiaries, Hebei Ruihua Real Estate Development Co., Ltd. (“Ruihua Real Estate”) sold its 100% equity interest in Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”) which mainly engaged in a vehicle trading business, to a company controlled by Mr. Li’s brother, for an aggregate sales consideration of $1,574.

In December 2011, Heat Planet, through its PRC subsidiary, Hebei Xuwei Trading Co., Ltd, sold its entire equity interests in the remaining operating companies, which were mainly engaged in real estate businesses, including Hebei Shengrong Investment Co., Ltd. (“Hebei Shengrong Investment”, formerly known as Hebei Xian Real Estate Development Co., Ltd.), Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), Ruihua Real Estate, and Hebei Kaiyuan Doors & Windows Manufacturing Co., Ltd., to Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. (“Kaiyuan Shengrong”), which is controlled by Mr. Li, for an aggregate sales consideration of $15,871.

The sale of the subsidiaries was prior to the merger and because the Company used merger accounting as if the merger had been consummated at the beginning of the earliest period presented (see Note 2), the Company has accounted for the sale of these subsidiaries in the accompanying consolidated financial statements as discontinued operations. Assets and liabilities, revenues and expenses, and cash flows related to the aforementioned subsidiaries have been appropriately reclassified in the accompanying condensed consolidated financial statements as discontinued operations for all periods presented. The revenues of discontinued operations are $223,219 and $5,602 for years ended December 31, 2011 and 2010, respectively. The disposition to affiliates were recognized as capital transaction and therefore the disposal gain amounting to $24,793 were credited to additional paid in capital as of December 31, 2011.

There is no interest expense related to discontinued operations that shall be allocated to discontinued operation.

NOTE 5 - ACCOUNTS RECEIVABLE

Summaries of accounts receivable are as follows:

	December 31,
	2012	2011

Net investment in direct financing and sales-type leases	$41,427	$22,721
Receivable from value-added services	3,570	7,466
Less: Allowance for doubtful accounts	(12,041)	(4,830)
Total	$32,956	$25,357

The activity in the Company’s allowance for doubtful accounts for account receivables is summarized as follows:

	December 31,
	2012	2011

Balance at the beginning of the year	$4,830	$1,464
Provision during the year	14,826	3,838
Bad debts written off	(7,615)	(472)
Balance at the end of the year	$12,041	$4,830

Net investment in direct financing and sales-type leases included into the accounts receivable represents the net investment in direct financing and sales-type leases which is overdue and delinquent.

NOTE 6 - INVENTORIES

Summaries of inventories are as follows:

	December 31,
	2012	2011

Commercial vehicles	$5,747	$1,719
Parts and accessories	981	810
Total	$6,728	$2,529

NOTE 7 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of prepaid expenses and other current assets is as follows:

	December 31,
	2012	2011
		As Adjusted – note 2

Prepaid interest expenses	$51	$341
Temporary advances to employees	197	798
Prepaid rent	1,632	1,124
Prepaid other taxes	81	264
Prepaid fuel charges	46	606
Prepaid insurance expenses	1,365	155
Other current assets	1,140	877
Security deposit for lease securitization borrowings	—	7,935
Total	$4,512	$12,100

Prepaid insurance mainly includes the insurance premium of directors and officers liabilities insurances of the Company and the amount prepaid by the Company on behalf of the customers for its insurance agency business. Other current assets mainly include short-term advances made to third parties, such as to petrol companies and to customers for insurance claims.

NOTE 8 - NET INVESTMENT IN DIRECT FINANCING AND SALES-TYPE LEASES

The following lists the components of the net investment in direct financing and sales-type leases:

	December 31,
	2012	2011

Minimum lease payments receivable	$261,652	$503,506
Less: Allowance for doubtful accounts	(296)	(714)
Net minimum lease payments receivable	261,356	502,792
Less: unearned interest income	(26,404)	(59,234)

Net investment in direct financing and sales-type leases	234,952	443,558
Less: Current maturities of net investment in direct financing and sales-type leases	(196,213)	(329,111)

Net investment in direct financing and sales-type leases, net of current maturities	$38,739	$114,447

The activity in the Company’s allowance for doubtful accounts for net investments in direct financing and sales-type leases is summarized as follows:

	December 31,
	2012	2011

Balance at the beginning of the year	$714	$281
(Recovery) provision during the year	(276)	433
Bad debts written off	(142)	—
Balance at the end of the year	$296	$714

Net investment in direct financing and sales-type leases arises from the sale of commercial vehicles, for which the Company enters into monthly installment arrangements with its customers for approximately 2 years. The legal titles of the commercial vehicles are transferred to the customer when all the outstanding lease payments are fully settled. There is no unguaranteed residual value at the end of the lease upon the transfer of the lease. As of December 31, 2012 and 2011, the aggregate effective interest rate on direct financing and sales-type leases is approximately 18.96% and 16.98% per annum, respectively.

At December 31, 2012, future minimum lease payments are as follows:

	Years Ending December 31,
	2013	2014	2015	Total

Net minimum lease payments receivable	$220,252	$41,036	$68	$261,356
Less: unearned interest income	(24,039)	(2,363)	(2)	(26,404)
Net investment in direct financing and sales-type leases	$196,213	$38,673	$66	$234,952

NOTE 9 - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Summaries of property, equipment and leasehold improvements are as follows:

	December 31,
	2012	2011

Leasehold improvements	$1,512	$1,246
Furniture and fixtures	6,189	3,704
Company automobiles	1,730	1,446
Total	9,431	6,396

Less: accumulated depreciation and amortization	(4,446)	(3,040)
Property, equipment and leasehold improvements, net	$4,985	$3,356

Depreciation and amortization expense for the continuing operations was approximately $1,902, $1,420 and $952 for the years ended December 31, 2012, 2011 and 2010, respectively.

NOTE 10 – CONSTRUCTION IN PROGRESS

Summaries of construction in progress are as follows:

	December 31,
	2012	2011

Construction in progress	$76,669	$—

Construction in progress represented the cost of construction work of the office segment of Kai Yuan Center which had not yet been completed as of December 31, 2012. No depreciation expense is recorded for the construction in progress until the assets are placed in service.

NOTE 11 - OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the followings:

	December 31,
	2012	2011
		As Adjusted – note 2

Accrued expenses	$2,540	$1,741
Business and other tax payables	6,418	5,693
Salary payable	1,524	1,664
Temporary receipt of insurance premium	176	355
Temporary receipt of insurance claims	755	650
Deposits received	2,128	1,296
Interest payable	207	1,787
Other current liabilities	1,301	467
Total	$15,049	$13,653

Deposits received represented security deposits received from staff and customer deposits. Temporary receipt of insurance premium represents the premium collected from customers but not yet paid to the insurance company. Temporary receipt of insurance claims represents the insurance claims received but not yet released to the relevant customers. Other current liabilities mainly include the unpaid expenses reimbursement due to staff, withholding taxes collected from customers for the value-added services.

NOTE 12 –THIRD PARTY BORROWINGS

Short-term borrowings

Summaries of short-term borrowings are as follows:

	Weighted-average interest rate
	December 31,			December 31,
	2012	2011	Maturities	2012	2011

Short-term bank loans	7.03%	7.61%	February 2013 to November 2013	$102,458	$126,966
Lease securitization borrowings	—	10.62%	June 2012	—	23,013
Total	7.03%	8.07%		$102,458	$149,979

Short-term bank loans represent loans from local banks that were used for working capital and capital expenditures purposes. The loans bear interest at rates at the range of 5.60% to 8.53% as of December 31, 2011, denominated in RMB and have the terms within one year. The weighted average short-tem bank loans for the years ended December 31, 2012 and 2011 was $108,803 and $114,397, respectively.

Lease securitization borrowings are financial arrangements with the Trustee, in which a certain portion of the Company’s commercial truck leases will be securitized and sold to investors through the Trustee at each month. The borrowings bore interest at a rate of 10.62% as of December 31, 2011, are denominated in RMB, had terms within one year and have been fully paid up when matured in June 2012. The weighted average lease securitization borrowings for the years ended December 31, 2012 and 2011 was $7,746 and $40,911, respectively.

Long-term borrowings

	Weighted-average interest rate
	December 31,			December 31,
	2012	2011	Maturities	2012	2011

Long-term bank loans	—	7.32%	August 2012	$—	$44,438
Less: current maturities of long-term bank loans				—	(44,438)
Long-term bank loans				$—	$—

Long-term bank loans represent loans from a local bank that were used for working capital purposes. The loans bore interest at a rate of 7.32% as of December 31, 2011, are denominated in RMB, have terms between one to two years and have been fully repaid when matured in August 2012.

NOTE 13 – EARN-OUT OBLIGATION

Pursuant to an earn-out provision of the Share Exchange Agreement (the “Share Exchange Agreement”) dated February 4, 2009 entered into in connection with the transaction between ACG and the Company, the Company became obligated as part of the Share Exchange Agreement to issue shares to the prior owner of ACG, Honest Best Int’l Ltd. (“Honest Best”) (now a major shareholder of the Company), conditioned on the combined company exceeding EBITDA targets in 2009 with additional shares issuances being conditioned on the combined company exceeding EBITDA targets in 2010, 2011, 2012, and 2013.

The percentage of shares to be issued was to be determined based upon the Company’s financial results each year, measured in accordance with an established formula (the “Earn-Out Obligation”). On March 22, 2010, the Company issued 2,603,456 shares to Honest Best based upon the 2009 financial results, in accordance the provisions of this agreement. On December 16, 2011, the Company issued 3,923,153 shares based upon the 2010 financial results, in accordance the provisions of this agreement.

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

On February 16, 2011, the Company reached an agreement with Honest Best to cancel the Earn-Out Obligation for fiscal years after 2011. This amendment eliminated the Earn-Out Obligation for 2012 and 2013, eliminating the potential dilutive effects of such issuances on AutoChina’s issued and outstanding shares. Furthermore, for fiscal years 2010 and 2011 the Earn-Out Obligation was modified such that a minimum of 70% EBITDA growth was required to be achieved in either respective year in order for any shares to be issued. Under this amendment, the Company was to issue between 15% to 20% of the number of ordinary shares of AutoChina outstanding when the revised EBITDA growth target is achieved. The reduction in the Earn-Out Obligation from the modification was credited in the amount of $75,000 directly to equity in the first quarter of 2011.

On September 26, 2011, the Company agreed with Honest Best to cancel the Earn-Out Obligation for fiscal year 2011. The reduction in the Earn-Out Obligation from the second modification was credited in the amount of $15,400 directly to equity in the third quarter of 2011.

The activities in the Earn-Out Obligation during the years ended December 31, 2012, 2011 and 2010 were as follows:

Earn-Out Obligation as of January 1, 2010	57,300
Increase in fair value during 2010 with a charge to the consolidated statement of operations and comprehensive income (loss)	100,400
Reclassification of 2010 Earn-Out Obligation at December 31, 2010 from a liability to equity	(84,600)
Earn-Out Obligation as of December 31, 2010	73,100
Increase in fair value during 2011 with a charge to the consolidated statement of operations and comprehensive income (loss)	17,300
Reclassification of Earn-Out Obligation from liability to equity for the amendments of earn-out provision	(90,400)
Earn-Out Obligation as of December 31, 2011 and 2012	$—

The fair value of the Earn-Out Obligation requires the use of significant unobservable inputs, and these inputs were used in a Monte Carlo simulation model. The most significant inputs to the simulation model were:

Date of Grant	December 31, 2010	February 26, 2011	September 26, 2011

Volatility	46%	57%	113%
Cost of equity	16.75%	24.50%	21.50%
Current stock price	$25.87	$21.97	$9.87
Dividend yield	0.0%	0.0%	0.0%

Volatility was estimated using the median historical volatility of a group of comparable public companies. The cost of equity was estimated using the median cost of capital, derived using a capital asset pricing model, of a group of comparable public companies. The future stock price was simulated using Geometric Brownian Motion, a widely accepted model of stock price behavior that is used in Option Pricing Models such as the Black-Scholes Option Pricing Model. Future EBITDA performance was simulated using these inputs and potential changes in Enterprise Value to EBITDA multiples derived from historical data for comparable public companies. These simulated future outcomes were used to compute an expected value of the earn-out shares for each future measurement period. The expected value of the earn-out shares was discounted at the estimated cost of equity to arrive at the estimate of fair value of the Earn-Out Obligation. There were no changes in valuation techniques during the period presented.

NOTE 14 – SHARES AND WARRANTS

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

On March 22, 2010, the Company issued 2,603,456 shares to the former shareholder of ACG based upon the 2009 financial results, in accordance the provisions of the Share Exchange Agreement. On December 16, 2011, the Company issued 3,923,153 shares based upon the 2010 financial results, in accordance the provisions of this agreement. (see Note 13).

During the year ended December 31, 2010, the Company repurchased 64,100 ordinary shares for a total of $1,630. These shares were cancelled and retired during the year. The Company’s share repurchase program expired in February 2011 and there was no share repurchase activity during the years ended December 31, 2011 and 2012.

On June 5, 2012, the board of directors of the Company approved an increase to the authorized share capital of the ordinary shares from 50,000,000 shares, par value of US$0.001 each, to 100,000,000 shares, par value of US$0.001 each. The authorized share capital of the preferred shares remained unchanged.

NOTE 15 - INCOME TAXES

Cayman Islands:    Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong:    The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the years ended December 31, 2012, 2011 and 2010. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

 China:    Effective January 1, 2008, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies are generally subject to enterprise income tax at a uniform rate of 25%.

Summaries of the income tax provision (benefit) in the consolidated statements of operations and comprehensive income (loss) are as follows:

Continuing Operations:

	Years Ended December 31,
	2012	2011	2010

Current	$13,296	$7,000	$11,322
Deferred	(4,181)	6,419	(953)
Total	$9,115	$13,419	$10,369

Discontinued Operations:

	Years Ended December 31,
	2012	2011	2010

Current	$—	$333	$351

The tax effects of temporary differences representing deferred income tax assets / liabilities result principally from the following:

	December 31,
	2012	2011
Current
Deferred income tax assets:
Provision for doubtful accounts	$3,096	$1,376
Accrued liabilities	410	248
Tax loss carry forward	520	117
Other temporary differences	582	—
Deferred income tax assets – current	4,608	1,741

Deferred income tax liabilities:
Unearned income	(9,325)	(9,505)
Other temporary differences	—	(398)
Deferred income tax liabilities	(9,325)	(9,903)

Deferred income tax liabilities – current	$(4,717)	$(8,162)

Non-current
Deferred income tax assets:
Accrued liabilities	$1,738	$1,538
Tax loss carry forward	1,560	351
Deferred income tax assets – non-current	3,298	1,889

Deferred income tax liabilities:
Unearned income	(751)	(78)

Deferred income tax assets – non-current	$2,547	$1,811

As of December 31, 2012, deferred income tax assets derived from accrued liabilities, unearned income, tax loss carried forward, provision for doubtful accounts and other temporary differences arose from the same tax jurisdictions in China with the deferred income tax liabilities. Therefore, the respective deferred income tax assets and liabilities were net off for presentation.

At December 31, 2012, the Company had $8,321 of deductible tax loss carry forwards that expire through December 31, 2016.

The difference between the effective income tax rate and the expected statutory rate on income (loss) from continuing operations was as follows:

	December 31,
	2012	2011	2010

Statutory rate	25.0%	25.0%	25.0%
Non-deductible expenses	4.9%	15.9%	(50.2)%
Non-taxable income	(1.1)%	—%	0.6%
Effect of rate differences in various tax jurisdictions	(0.9)%	(7.0)%	4.9%
Effective tax rate	27.9%	33.9%	(19.7)%

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Non-deductible expenses are mainly related to the share based payment and loss on change in fair value of the Earn-Out Obligation. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Company did not have any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2012, 2011 and 2010. As of December 31, 2012 and 2011, the Company did not have any significant unrecognized uncertain tax positions.

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

As of December 31, 2012, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

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

On August 6, 2012, the Company’s board of directors determined to amend certain Share Option Award Agreements entered into pursuant to the Incentive Plan to reduce the exercise price per share thereunder to the current fair market value of the Company’s ordinary shares, which was $14.50 per share. The amendment affected 984,048 shares of stock options granted during the prior periods. The reduction in the exercise price of the stock options increased the fair value of share-based expense by $1,281 in the year ended December 31, 2012. The Company’s amendment also increased the unrecognized compensation expenses by $575 which will increase the general and administrative expenses and additional paid-in capital throughout the remaining vesting period of the respective stock options. During the years ended December 31, 2012, 2011 and 2010, 63,075, 28,408 and 13,776 stock options have been forfeited, respectively, as a result of the resignation of the grantees.

As of December 31, 2012, none of these options had been exercised. The Company recorded compensation expense of $4,553, $2,914 and $3,281 for the years ended December 31, 2012, 2011 and 2010, respectively, based on the estimated fair value of the options on the date of grant. The per share fair value of the stock options granted has been estimated using the Black-Scholes option-pricing model with the following assumptions:

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

The Company used the binomial model to estimate the fair value of the modified options to reflect the amendment of the exercise prices of 984,048 shares of stock options previously granted in August 2012, using the following assumptions

Date of Grant	December 3, 2009	May 19, 2010	August 19, 2010	March 23, 2011

Dividend yield (1)	None	None	None	None
Risk - free interest rate (2)	1.08%	1.17%	1.23%	1.30%
Volatility (3)	40%	40%	40%	40%
Expected Life (in years) (4)	7.30	7.80	8.00	8.60

(1)	The Company has no expectation of paying regular cash dividends on its common stock.

(2)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant.

(3)	The Company estimates the volatility of its common stock at the date of grant based on the implied volatility of publicly traded options on the common stock of companies within the same industry.

(4)	The expected life of stock options granted under the incentive plan is based on expected exercise patterns, which the Company believes are representative of future behavior.

The following table summarizes outstanding options as at December 31, 2012, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at December 31, 2012	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at December 31, 2012	Weighted Average Exercise Price

$9.50 to $14.50	1,560,629	$4.76	7.04	1,127,924	$12.08

A summary of option activity under the employee share option plan as of December 31, 2012, 2011 and 2010, and changes during the three years then ended is presented as follows:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value

Outstanding at January 1, 2010	1,202,784	$16.49
Granted	391,104	26.96
Forfeited	(13,776)	25.65
Outstanding at December 31, 2010	1,580,112	19.00	8.99	$11,329
Granted	72,000	36.38
Forfeited	(28,408)	24.89
Outstanding at December 31, 2011	1,623,704	19.67	8.04	$7,841
Forfeited	(63,075)	13.66
Outstanding at December 31, 2012	1,560,629	$12.35	7.04	$13,501

A summary of unvested options under the employee share option plan as of December 31, 2012, and changes during the year then ended is presented as follows:

Options	Number of Shares	Weighted Average Fair Value

Unvested at January 1, 2012	867,520	$4.83
Vested	(371,740)	4.82
Forfeited	(63,075)	4.36
Unvested at December 31, 2012	432,705	$4.91
Expected to vest thereafter	432,705	$4.91

As of December 31, 2012, 1,127,924 of the share options are vested and exercisable and a total of $4,199 of unrecognized compensation expense pertaining to options remains unvested. This amount will be recognized as compensation expense ratably over the remaining vesting period. The weighted average remaining vesting period of the options is 0.89 years.

NOTE 17 - DIVIDEND PAYMENT RESTRICTIONS

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

In addition, a substantial part of the Company’s businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These requirements imposed by the PRC government authorities may restrict the ability of the Company’s subsidiaries and VIEs to transfer its net assets to the Company through loans, advances or cash dividends, which consisted of paid-up capital, additional paid in capital and statutory reserves and amounted to approximately $125,829 as of December 31, 2012, exceeding 25% of the Company’s consolidated net assets. Accordingly, condensed parent company financial statements have been prepared in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X, and set out in Note 23.

NOTE 18 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and month to month leases. These leases are accounted for as operating leases. Rent expense for continuing operations amounted to $2,921, $1,763 and $969 for the years ended December 31, 2012, 2011 and 2010, respectively.

Future minimum payments for continuing operations under long-term, non-cancelable leases as of December 31, 2012, are as follows:

Year Ending December 31,	Future Minimum Payments
2013	$1,001
2014	893
2015	157
2016	29
Total	$2,080

Legal Proceedings

The staff of the SEC conducted a non-public investigation relating to the Company and, in this regard, the Company and its officers have received subpoenas for information. On January 6, 2012, the Company announced that it received a Wells Notice from the staff of the SEC, which the Company responded to. The Company cooperated with the SEC regarding this matter, including voluntarily providing information beyond that formally requested by the SEC staff, in an effort to assist in an expeditious conclusion of the staff’s investigation. On April 11, 2012, the SEC filed a lawsuit against the Company and 11 of its shareholders for stock manipulation, alleging that the Company deliberately manipulated trading in its shares to create the appearance of a liquid and active market. The Company continues to work closely with its legal counsel and advisors to defend the Company. The Company is unable at this time to predict the outcome of this lawsuit or whether the Company will incur any liability associated with the lawsuit, or to estimate the effect such outcome would have on the consolidated financial statements.

In the opinion of management, there are no other material claims assessments or litigation pending against the Company.

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

For the year ended December 31, 2012, 2011 and 2010, appropriations for the general reserve funds and statutory surplus funds totaled $3,981, $6,744 and $3,762, respectively.

NOTE 20 - SEGMENT REPORTING

The Company measures segment income as income from continuing operations less depreciation and amortization.  The reportable segments are components of the Company which offer different products or services and are separately managed, with separate financial information available that is separately evaluated regularly by the Company’s Chief Executive Officer in determining the performance of the business.

Upon consummation of the merger of Heat Planet and the Company, the Company operated two segments: commercial vehicle sales, servicing, leasing and support segment and office leasing segment. Prior to the acquisition of Hebei Ruiliang Trading in April 2012, the Company operated a single segment of commercial vehicle sales, servicing, leasing and support segment. During the reporting periods, the office leasing segment did not commence operation and did not generate any revenues or operating results. However, the value of the assets of the office leasing segment as of December 31, 2012 is $76,893. The remaining value of assets as of December 31, 2012, $362,413, is related to the commercial vehicle sales, servicing, leasing and support segment.

NOTE 21 - RELATED PARTY BALANCES AND TRANSACTIONS

Due from an affiliate:

During the periods presented, the Company made a short-term advance to a related party, Kaiyuan Shengrong. The amount is non-interest bearing, unsecured and was settled in April 2012.

The outstanding amount due from a related party as of December 31, 2012 and 2011 was as follows:

		December 31,
	Note	2012	2011
			As Adjusted – note 2

Kaiyuan Shengrong	(1)	$—	$7,904

Note:

(1)	Entity controlled by Mr. Li’s brother.

Due to affiliates:

During the periods presented, the Company has borrowed from the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li (“Mr. Li”), Honest Best and companies affiliated with Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs.

The amount due to Alliance Rich represented a portion of the consideration paid in the acquisition of Heat Planet. The amount will be payable within six months of occupation of the Asset and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet. And any unpaid amounts from such amount due after such six months will begin to accrue interest at the one-year rate announced by the People’s Bank of China. (6.00% as of December 31, 2012)

The amount due to Hebei Kaiyuan was non-interest bearing, unsecured and due on demand by the lender. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum.

The amount due to Honest Best bore interest at the rate of 3.95% per annum, which increased to 8.00% per annum on October 1, 2011. The amount was unsecured and repaid in January 2012. The amount due to Kaiyuan Shengrong bears the average interest rate of 6.93% per annum, which is adjustable in connection with the basis rate established by the People’s Bank of China, is unsecured and will commence maturity in July 2013.

The amount due to AutoChina Inc. and Smart Success Investment Limited (“Smart Success”) were non-interest bearing, unsecured and due on demand by the lenders.

The outstanding amounts due to related parties as of December 31, 2012 and 2011were as follows:

		December 31,
	Notes	2012	2011
			As Adjusted – note 2

Mr. Li	(1)	$144	$143
Honest Best	(2)	—	31,343
Alliance Rich	(3)	56,170	—
Hebei Kaiyuan	(3)	1,162	1,074
Kaiyuan Shengrong	(3)	8,110	3,244
Smart Success	(3)	9	9
AutoChina Inc.	(3)	—	6,883
Total		$65,595	$42,696

Notes:

(1)	The Chairman and Chief Executive Officer of AutoChina.
(2)	Parent company of AutoChina and entity controlled by Mr. Li.
(3)	Entity controlled by Mr. Li.

Accounts payable, related parties:

During the periods presented, the Company purchased commercial vehicles from Ruituo, a company which is controlled by Mr. Li’s brother. The amount due to Ruituo was non-interest bearing until October 2011. In addition, the payable balance is unsecured and due on demand by Ruituo. In October 2011, Ruituo began charging interest at 8.00% per annum to the Company for the payables.

The outstanding amounts of accounts payable, related parties as of December 31, 2012 and 2011 were as follows:

		December 31,
	Note	2012	2011

Ruituo	(1)	$2,228	$—

Note:

(1)	Entity controlled by Mr. Li’s brother.

Deposits for inventories, related party:

During the periods presented, the Company made prepayments for inventories to a related party, Ruituo, to purchase commercial vehicles. The amount is non-interest bearing, unsecured and was settled in January 2012.

The outstanding amounts of deposits for inventories, related party as of December 31, 2012 and 2011 were as follows:

	December 31,
	Note	2012	2011

Ruituo	(1)	$—	$14,539

(1)	Entity controlled by Mr. Li’s brother.

Related Parties Transactions

During the periods presented, the details of the related party transactions were as follows:

	Notes		Years Ended December 31,
			2012	2011	2010

Capital nature:
Honest Best	(1)	(d)	$—	$61,570	$—
Hebei Kaiyuan	(2)	(a)	64,962	65,070	68,279
Hebei Kaiyuan	(2)	(d)	75,771	185,272	280,357
Ruihua Real Estate	(2)	(a)	—	—	12,139
Ruihua Real Estate	(2)	(d)	2,905	—	—
Kaiyuan Shengrong	(2)	(b)	10,299	3,096	3,035
Kaiyuan Shengrong	(2)	(d)	15,881	3,096	2,954
Kaiyuan Shengrong	(2)	(e)	3,169	3,096	3,035
Beiguo	(3)	(d)	—	—	112,264
Beijing Wantong Longxin Auto Trading Co., Ltd. (“Beijing Wantong”)	(5)	(d)	42,495	—	7,809
Ruituo	(6)	(d)	—	70,703	—
Rainbow Yield	(7)	(c)	—	—	9,000

Operating nature:
Honest Best	(1)	(k)	58	2,214	—
Hebei Kaiyuan	(2)	(h)	—	—	10,706
Hebei Kaiyuan	(2)	(k)	86	14	—
Hebei Kaiyuan Doors & Windows Manufacturing Co., Ltd.	(2)	(i)	—	—	2,097
Kaiyuan Shengrong	(2)	(k)	341	174	60
Beiguo	(3)	(f)	—	—	232,337
Beiguo	(3)	(h)	—	—	19,118
Beiguo	(3)	(j)	—	—	29,987
Beiguo	(3)	(k)	—	618	5,934
Beiguo	(3)	(g)	—	160	328,422
Renbai	(4)	(f)	—	—	9,228
Renbai	(4)	(g)	—	—	10,839
Renbai	(4)	(k)	—	—	951
Beijing Wantong	(5)	(i)	—	—	7,809
Beijing Wantong	(5)	(j)	—	101,974	10,340
Ruituo	(6)	(f)	—	—	316
Ruituo	(6)	(g)	234,781	404,411	55,317
Ruituo	(6)	(k)	384	—	—

Notes :

(1)	Parent company of AutoChina and entity controlled by Mr. Li

(2)	Entity controlled by Mr. Li.

(3)	Entity in which Mr. Li and the Company’s former director, Mr. Thomas Luen-Hung Lau (“Mr. Lau”) are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(4)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 19.60% and 20.33%, respectively.

(5)	Entity which Mr. Li’s brother holds 40% equity interest.

(6)	Entity controlled by Mr. Li’s brother.

(7)	Entity which Mr. Li’s sister is the sole director.

Nature of transaction :

(a)	Bank loan guarantee provided to the bank by the affiliates.

(b)	Bank loan guarantee provided by the Company to the affiliate.

(c)	Amount provided by the Company to an affiliate.

(d)	Loan provided to the Company during the year.

(e)	Receivables of the Company pledged to guarantee the bank loans borne by the affiliate.

(f)	Purchase of automobiles from the Company during the year.

(g)	Sale of automobiles to the Company, including VAT, during the year.

(h)	Purchase of trading materials from the Company during the year.

(i)	Sale of trading material to the Company during the year.

(j)	Deposits for inventories made by the Company to affiliates for the purchase of commercial vehicles and trading materials and amounts returned during the year.

(k)	Interest incurred by the Company during the year.

During the periods presented, the Company obtained a short-term trade financing facility from Beiguo Commercial Building Limited and Baoding Beiguo Commercial Building Limited (collectively referred to as “Beiguo”) and Shijiazhuang Beiguo Renbai Group Limited (“Renbai”), companies affiliated with Mr. Li., the Company’s Chairman and Chief Executive Officer, and Mr. Lau, a director of AutoChina. The proceeds from this financing facility were used to purchase commercial vehicles for the continuing operations of the Company. This short-term trade financing facility was utilized because, at the time, the Company’s financing needs exceeded the credit limit it could obtain from financial institutions under traditional borrowing arrangements due to the short operating history of the company.

The financing facility operated in the following three steps:

1.	A subsidiary of AutoChina purchases a vehicle from a 3rd party supplier and immediately sells it to Beiguo or Renbai for a note receivable.

2.	The AutoChina subsidiary discounts (sells) the note receivable to a bank for 96.5% and obtains cash in return.

3.	Beiguo or Renbai sells the vehicle back to an AutoChina subsidiary and provides 6 month payments terms at 2% interest (effectively 4% per annum).

This arrangement resulted in the Company effectively paying a financing charge of approximately 4% per annum to Beiguo and Renbai for the funds obtained, and an additional 3.5% for discounting the note receivable to a bank. The relatively low financing charge paid to Beiguo and Renbai was possible, in part, because the financing arrangement is guaranteed by Mr. Li, who has a long term business relationship with Beiguo and Renbai, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days. Accordingly, the Company has classified the movements in these payable balances as financing activities on the statement of cash flows. These transactions did not qualify as sales under U.S. GAAP because there was a repurchase obligation by the Company. Both the sales of commercial vehicles to the affiliates and the repurchases were done at an insignificant mark up to cover operating costs.

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

During the years ended December 31, 2012, 2011 and 2010, the Company sold commercial vehicles to affiliates amounting to nil, nil and $283,001, respectively (these amounts represent the sales in Step 1 above). The cost of sales of these commercial vehicles sold to these affiliates amounted to nil, nil and $278,335, respectively (these amounts include VAT and represent the cost of sales in Step 1 above).

During the years ended December 31, 2012, 2011 and 2010, the Company purchased commercial vehicles from Beiguo and Renbai amounting to nil, nil and $283,850 (these amounts include VAT and represent the purchases in Step 3 above), and incurred interest expenses to these two affiliates amounting to nil, $618 and $6,885, respectively under the above arrangement (these figures are reflected in “Interest expense, related parties” on the Consolidated Statements of Operations).

Since these transactions do not qualify as sales under U.S. GAAP, the amounts of the sales to affiliates (nil, nil and $283,001, for the years ended December 31, 2012, 2011 and 2010, respectively) were netted with the respective purchases from these affiliates (nil, nil and $283,850). The variance between the sales and purchase cost are insignificant mark ups charged by the affiliates and were recognized as “interest expenses, related parties” on the Consolidated Statements of Operations.

During the years ended December 31, 2012, 2011 and 2010, the Company also purchased commercial vehicles from Beiguo and Renbai other than pursuant to the above arrangement, amounting to nil, $160 and $55,411, respectively (these figures are reflected in “Cost of sales: Commercial vehicles, related parties” on the Consolidated Statements of Operations). During the years ended December 31, 2012, 2011 and 2010, the Company purchased commercial vehicles from Ruituo amounting to $234,781, $404,411 and $55,317, respectively (these figures are reflected in “Cost of sales: Commercial vehicles, related parties” on the Consolidated Statements of Operations). The interest expense incurred for the purchase from Ruituo amounting to $384, nil and nil during the years ended December 31, 2012, 2011 and 2010, respectively.

During the year ended December 31, 2010, the Company sold trading materials to Hebei Kaiyuan and Beiguo amounting to $29,824. The related cost of sales amounted to $29,160. The Company was charged an insignificant mark up to cover the operating costs in connection with these sales. Under ASC 605-45, “Reporting Revenue Gross as a Principal versus Net as an Agent”, the sales transaction by the Company to Hebei Kaiyuan and Beiguo are considered as agency sales and the revenue generated on such transactions are recorded at net basis. There was no such transaction occurred during the years ended December 31, 2012 and 2011.

The Company occupied office space in Shijiazhuang, China provided by Hebei Kaiyuan, an affiliate with Mr. Li. Hebei Kaiyuan agreed to provide the office space at free of charge and no rental costs were incurred by the Company during the years ended December 31, 2012, 2011, and 2010.

NOTE 22 – VARIABLE INTEREST ENTITIES

On November 26, 2008, through the Company’s wholly owned subsidiary, Chuanglian, the Company executed a series of contractual arrangements with the Auto Kaiyuan Companies and their shareholder, as the Enterprise Agreements. Pursuant to the Enterprise Agreements, the Company had exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholder, and generally had control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies were considered VIEs and the Company was the primary beneficiary. The Company’s relationships with the Auto Kaiyuan Companies and their shareholder were governed by the Enterprise Agreements between Chuanglian and each of the Auto Kaiyuan Companies, which were the operating companies (the “Operating Companies”) of the Company in the PRC. The Enterprise Agreements were amended in December 2009 to exclude Hua An Investment and Huiyin Investment, which were previously held by the Auto Kaiyuan Companies when they were disposed to a third party.

In January 2013, the Company has further amended the Enterprise Agreements with Kaiyuan Auto Trade and Kaiyuan Logistics and their shareholder, Hebei Kaiyuan. Under the amendment, Hebei Kaiyuan transferred its entire equity interests held in Kaiyuan Auto Trade (2%) and Kaiyuan Logistics (100%) to its parent company, Hebei Shengrong Investment. Thereafter, Hebei Shengrong Investment became the shareholder of these two VIEs. The rights and obligations of the Company and the VIEs in the Enterprise Agreements remain unchanged.

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

The FASB issued guidance requiring companies to provide enhanced disclosures about an enterprise’s involvement in a VIE. This guidance also requires an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE. As part of its qualitative assessment the Company has evaluated the following:

·	The sufficiency of AutoChina’s equity investments at risk to permit the Operating Companies to finance their activities without additional subordinated financial support;

☐	That as a group, the holders of the equity investments at risk have:

☐	The power through voting rights or similar rights to direct activities that most significantly impact the Operating Companies’ economic performance,

☐	The obligation to absorb the expected losses of the Operating Companies and such obligations are not protected directly or indirectly, and

☐	The right to receive the expected residual return of the Operating Companies and such rights are not capped; and

☐	The voting rights of the investors are not proportional to either their obligations to absorb the expected losses of the Operating Companies, their rights to receive the expected returns of the Operating Companies, or both, and that substantially all of the Operating Companies activities do not involve or are not conducted on behalf of an investor that has disproportionately few voting rights.

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

If an investment is determined to be a VIE, the Company then performs an analysis to determine if the Company is the primary beneficiary of the VIE. U.S. GAAP requires a VIE to be consolidated by its primary beneficiary. The primary beneficiary is the party that has a controlling financial interest in an entity. In order for a party to have a controlling financial interest in an entity it must have:

·	The power to direct the activities of a VIE that most significantly impact the entity’s economic performance (“power criterion”), and

☐	The obligation to absorb losses of an entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE (“losses/benefits criterion”).

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

These contractual arrangements may not be as effective in providing the Company with control over the VIEs as direct ownership. Due to its VIE structure, the Company has to rely on contractual rights to effect control and management of the VIEs, which exposes it to the risk of potential breach of contract by the shareholders of the VIEs for a number of reasons. For example, their interests as shareholders of the VIEs and the interests of the Company may conflict and the Company may fail to resolve such conflicts; the shareholders may believe that breaching the contracts will lead to greater economic benefit for them; or the shareholders may otherwise act in bad faith. If any of the foregoing were to happen, the Company may have to rely on legal or arbitral proceedings to enforce its contractual rights, including specific performance or injunctive relief, and claiming damages. Such arbitral and legal proceedings may cost substantial financial and other resources, and result in a disruption of its business, and the Company cannot assure that the outcome will be in its favor. Apart from the above risks, there are no significant judgments or assumptions regarding enforceability of the contracts.

In addition, as all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit the Company’s ability to enforce these contractual arrangements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event the Company is unable to enforce these contractual arrangements, it may not be able to exert effective control over the VIEs, and its ability to conduct its business may be materially and adversely affected.

None of the assets of the VIEs can be used only to settle obligations of the consolidated VIEs. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010:

	December 31,
	2012	2011

Total assets	$237,875	$316,282
Total liabilities	83,221	170,124

	Years Ended December 31,
	2012	2011	2010

Revenues	$34,946	$118,456	$305,842
Net income	4,786	27,993	25,454

NOTE 23 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION OF AUTOCHINA INTERNATIONAL LIMITED

The Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Long-term investments in subsidiaries”.

The subsidiaries did not pay any dividends to the Company for the periods presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures represent supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

As of December 31, 2012 and 2011, there were no material contingencies, significant capital and other commitments, provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Company’s Consolidated Financial Statements, if any.

Condensed Balance Sheets

	December 31,
	2012	2011

Assets
Cash and cash equivalents	$95	$80
Prepaid expenses and other current assets	230	301
Investment in subsidiaries	151,661	207,071
Due from subsidiaries	77,251	84,794
Total assets	$229,237	$292,246

Liabilities
Other payables and accrued liabilities	$877	$1,063

Shareholders’ equity
Ordinary shares - $0.001 par value authorized - 100,000,000 shares; issued and outstanding – 23,538,919 shares at December 31, 2012, respectively; and $0.001 par value authorized – 50,000,000 shares; issued and outstanding – 23,538,919 shares at December 31, 2011, respectively	24	24
Additional paid-in capital	323,856	404,745
Accumulated losses	(118,490)	(136,154)
Accumulated other comprehensive income	22,970	22,568
Total shareholders’ equity	228,360	291,183

Total liabilities and shareholders’ equity	$229,237	$292,246

Condensed Statement of Operations

	Years ended December 31,
	2012	2011	2010

Equity in profit of subsidiaries	$29,630	$48,052	$43,073

General and administrative expenses	6,140	5,600	4,940
Other income	(59)	—	—
Interest expense	—	1	33
Total operating expenses	6,081	5,601	4,973

Income from operations	23,549	42,451	38,100
Loss on change in fair value of earn-out obligation	—	(17,300)	(100,400)
Net income (loss)	$23,549	$25,151	$(62,300)

Condensed Statement of Cash flows

	December 31,
	2012	2011	2010

Net cash and cash equivalents provided by (used in) operating activities	$83,799	$(2,063)	$(1,797)
Net cash and cash equivalents provided by (used in) investing activities	7,543	1,873	(78,745)
Net cash and cash equivalents (used in) provided by financing activities	(91,327)	—	74,908
Cash and cash equivalents, beginning of the year	80	270	5,904
Cash and cash equivalents, end of the year	$95	$80	$270

NOTE 24 – CREDIT QUALITY OF FINANCING RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

The Company applies a systematic methodology to determine the allowance for credit losses for account receivables and net investments in direct financing and sales-type leases. Based upon a credit loss and risk factor analysis, since the Company only leases commercial vehicles to its customers, it considers its lessee customers as its only portfolio segment.

The Company further evaluated the portfolio by the class of the account receivables and net investments in direct financing and sales-type leases, which is defined as a level of information (below a portfolio segment) in which the receivables have the same initial measurement attribute and a similar method for assessing and monitoring credit risk. The Company’s account receivables and net investments in direct financing and sales-type leases consist of the receivables from the net investment in direct financing and sales-type lease and the receivables from value-added services. The Company only offers the optional value-added services to existing customers who have a history of making on-time payments with the Company. The Company controls legal title to the commercial vehicles leased to the lessee customers and it is allowed to repossess the commercial vehicles if the lessee customer defaults on its monthly installment payments (of the net investment in direct financing and sales-type lease) or the payment of value-added services. Therefore, both of these receivables are secured by the commercial vehicles leased to the lessee customers and the Company uses the same credit control to evaluate the risk of credit loss.

Impaired net investment in direct financing and sales-type lease and receivable from value-added services

Net investment in direct financing and sales-type leases and receivables from value-added services is considered impaired, based on current information and events, if it is probable that we will be unable to collect all amounts due according to the contractual terms of the lease. The net investment in direct financing and sales-type leases and receivables from value-added services will be reviewed for impairment. Included in these amounts are leases that are in default, non-performing or in bankruptcy. Based on our non-performing direct financing and sales-type leases experience from those leases that were either matured or in the stage that were close to maturities, we also assess and make provision for performing loans. Recognition of income is suspended and a lease is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases are recorded against the receivable and then to any unrecognized income.

Allowance for credit loss activity

In estimating the allowance for credit loss, the Company reviews the net investment in direct financing and sales-type lease and receivable from value-added services that are non-performing or in bankruptcy. The allowance for credit loss as of December 31, 2012 and 2011 were as follows:

	December 31,
	2012	2011

Balance at the beginning of the year	$5,544	$1,745
Provision during the year	14,550	4,271
Bad debts written off	(7,757)	(472)
Balance at the end of the year	$12,337	$5,544

Credit quality of finance receivables

The credit quality of net investment in sales-type lease and receivable from value-added services is reviewed on a quarterly basis. Credit quality indicators include performing and non-performing. Non-performing is defined as receivables past due and/or on nonaccrual status or in bankruptcy. The receivables not meeting the criteria listed above are considered performing. Non-performing receivables have the highest probability for credit loss. The allowance for credit loss attributable to non-performing receivables is based on the most probable source of repayment, which is normally the residual value of commercial vehicles. In determining residual value of the commercial vehicles, the Company refers to the second-hand market values of the commercial vehicles as a reference.

The carrying amount of the performing and non-performing finance receivables as of December 31, 2012 and 2011were as follows:

December 31, 2012	Performing	Non- performing	Total carrying amount

Net investment in direct financing and sales-type leases	$234,952	$—	$234,952
Accounts receivables	3,025	29,931	32,956
	$237,977	$29,931	$267,908

December 31, 2011	Performing	Non- performing	Total carrying amount

Net investment in direct financing and sales-type leases	$443,558	$—	$443,558
Accounts receivables	5,909	19,448	25,357
	$449,467	$19,448	$468,915

The carrying amount of the impaired finance receivables as of December 31, 2012 and 2011 were as follows:

December 31, 2012	Gross amount	Allowance for credit losses	Total carrying amount

Net investment in direct financing and sales-type leases	$5,084	$296	$4,788
Accounts receivables	29,716	12,041	17,675
	$34,800	$12,337	$22,463

December 31, 2011	Gross amount	Allowance for credit losses	Total carrying amount

Net investment in direct financing and sales-type leases	$10,563	$714	$9,849
Accounts receivables	10,327	4,830	5,497
	$20,890	$5,544	$15,346

The analysis of the age of the carrying amount of the overdue receivables as of December 31, 2012 and 2011 were as follows:

	December 31,
	2012	2011

Less than 90 days	$19,103	$16,116
Over 90 days	22,869	8,162
	41,972	24,278
Less: allowance for credit losses	(12,041)	(4,830)
Total	$29,931	$19,448

For the years ended December 31, 2012 and 2011, the average carrying amount of the impaired finance receivables was $21,265 and $11,185, respectively. The related amount of interest income recognized was $4,032 and $2,606, respectively.

NOTE 25 – SUBSEQUENT EVENT

In January 2013, the Company has agreed to amend the Enterprise Agreements with its VIEs, Kaiyuan Auto Trade and Kaiyuan Logistics and their shareholder, Hebei Kaiyuan. Under the amendment, Hebei Kaiyuan transferred its entire equity interests held in Kaiyuan Auto Trade (2%) and Kaiyuan Logistics (100%) to its parent company, Hebei Shengrong Investment. Thereafter, Hebei Shengrong Investment became the shareholder of these two VIEs. The rights and obligations of the Company and the VIEs in the Enterprise Agreements remain unchanged. The amendment of the Enterprise Agreements does not have any financial impact to the Company’s financial positions and operating results.

In March 2013, the Company has performed a group restructure to transfer the entire equity interest of its subsidiary, Chuangjie Trading, from Ganglian Finance Leasing to Kaiyuan Auto Trade, The change led Chuangjie Trading became a VIE of the Company. In addition, Fancy Think Limited transferred 10% interest of Chuanglian to Ganglian Finance Leasing. Thereafter, Fancy Think and Ganglian Finance Leasing hold 80% and 20% interest of Chuanglian, respectively.

The change of group structure does not have any financial impact to the Company’s financial positions and operating results.

