Form 20-F
period 2013-12-31
AutoChina International Ltd
filed 2014-04-18
CIK 1417370

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2013

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 23,545,939 ordinary shares, par value $0.001 per share, as of December 31, 2013.

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

The following selected consolidated financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 have been derived from the audited consolidated financial statements of AutoChina included in this Annual Report beginning on page F-1.  The following summary consolidated financial data as of December 31, 2010 and 2009 and for the year ended December 31, 2010 and 2009 have been derived from the audited consolidated financial statements of AutoChina. Such financial data is not included in this Annual Report. The consolidated financial data for all periods presented is retrospectively adjusted to reflect the merger under common control of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries. The below selected financial data does not include information relating to certain discontinued operations. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AutoChina” and other financial information included in this Annual Report.

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

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

Selected Consolidated Financial Data

(In thousands of U.S. Dollars, except per share amounts)

	As of December 31,
	2013	2012	2011	2010	2009

Balance Sheet Data –
Cash and cash equivalents	$31,370	$75,777	$43,048	$30,948	$36,785
Restricted cash	$1,244	$160	$159	$—	$12,450
Total current assets	$338,324	$316,366	$434,852	$843,588	$545,912
Total assets	$553,119	$439,306	$554,466	$988,521	$641,179
Total current liabilities	$290,457	$210,946	$263,283	$739,962	$556,422
Total liabilities	$300,314	$210,946	$263,283	$855,547	$615,445
Total equity	$252,805	$228,360	$291,183	$132,974	$25,734

	For the Years Ended December 31,
	2013	2012	2011	2010	2009

Statement of Operations Data –

Revenues	$658,128	$333,112	$598,094	$618,073	$325,454

Income from operations	17,144	32,356	56,683	47,432	23,636

Other income (expense)	406	308	(17,140)	(99,967)	(94,088)

Income tax provision	(5,722)	(9,115)	(13,419)	(10,369)	(3,828)

Income (loss) from continuing operations	11,828	23,549	26,124	(62,904)	(74,280)

Income (loss) from discontinued operations, net of taxes	—	—	(973)	604	(263)

Net income (loss) attributable to shareholders	$11,828	$23,549	$25,151	$(62,300)	$(74,543)

Earnings (loss) per share –

Basic
Continuing operations	$0.50	$1.00	$1.11	$(3.41)	$(8.26)
Discontinued operations	—	—	(0.04)	0.03	(0.03)
	$0.50	$1.00	$1.07	$(3.38)	$(8.29)

Diluted
Continuing operations	$0.50	$0.99	$1.11	$(3.41)	$(8.26)
Discontinued operations	—	—	(0.04)	0.03	(0.03)
	$0.50	$0.99	$1.07	$(3.38)	$(8.29)

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

Our growth may be limited and we may incur additional expenses if we are unable to successfully introduce new products and services.

We may pursue business opportunities that are complementary to and even unrelated to our commercial vehicle sales, servicing, leasing and support business. If we are unable to successfully capitalize on these new business opportunities and integrate them into our current operations, our growth may be limited and we may incur expenses trying to pursue these opportunities that we are not subsequently able to recoup.

Our limited operating history makes evaluating our business and prospects difficult.

The limited operating history our commercial vehicle sales, servicing, leasing and support business makes evaluating our business and prospects difficult.

We commenced our commercial vehicle sales, servicing, leasing and support business in March 2008. We opened 103, 54, 143, 206 and 28 commercial vehicle financing and service centers in 2008, 2009, 2010, 2011 and 2012, respectively, and 12 additional commercial vehicle financing and service centers in 2013 for a total of 546 centers at December 31, 2013. As of February 28, 2014, AutoChina closed one commercial vehicle financing and service center and opened two others, which increased the number of commercial vehicle financing and service centers to 547 centers. In addition we began leasing office space in July 2013. Accordingly, we have a limited operating history, which may not provide a meaningful basis for evaluating our business, financial performance and prospects. We may not have sufficient experience to address the risks frequently encountered by early stage companies, including our potential inability to:

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

Adverse economic conditions in Shijiazhuang, China that negatively impact the demand for office space may result in lower occupancy and rental rates for our office leasing business, which would adversely affect its results of operations.

Generally speaking, economic growth and employment levels in a local market are important factors in determining how successful a local office leasing business is. Since we only lease office space in one building that is located in Shijiazhuang, China, the economic conditions of this city are likely to be important factors in determining the occupancy levels and rental rates that our office leasing business is able to achieve. Therefore, any deterioration in the economic conditions of Shijiazhuang may adversely affect the results of operations of our office leasing business.

We face considerable competition in the leasing market and may be unable to renew existing leases or re-let space on terms similar to the existing leases, or we may spend significant capital in our efforts to renew and re-let space, which may adversely affect our results of operations.

In addition to seeking to increase our average occupancy by leasing current vacant space, we also concentrate our leasing efforts on renewing existing leases. Because we compete with a number of other developers, owners and operators of office and office-oriented, mixed-use properties, we may be unable to renew leases with our existing customers and, if our current customers do not renew their leases, we may be unable to re-let the space to new customers. To the extent that we are able to renew existing leases or re-let such space to new customers, heightened competition resulting from adverse market conditions may require us to utilize rent concessions and tenant improvements to a greater extent than we have historically. Further, changes in space utilization by our customers due to technology, economic conditions and business culture also affect the occupancy of our properties. As a result, customers may seek to downsize by leasing less space from us upon any renewal.

If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our customers, we may lose existing and potential customers, and we may be pressured to reduce our rental rates below those we currently charge in order to retain customers upon expiration of their existing leases. Even if our customers renew their leases or we are able to re-let the space, the terms and other costs of renewal or re-letting, including the cost of required renovations, increased tenant improvement allowances, leasing commissions, reduced rental rates and other potential concessions, may be less favorable than the terms of our current leases and could require significant capital expenditures. From time to time, we may also agree to modify the terms of existing leases to incentivize customers to renew their leases. If we are unable to renew leases or re-let space in a reasonable time, or if our rental rates decline or our tenant improvement costs, leasing commissions or other costs increase, our financial condition and results of operations of the office leasing business could be materially adversely affected.

Natural disasters and adverse weather events can disrupt our business, which may result in reduced cash flow and reduce revenues.

AutoChina’s stores are located across a diverse geographic area of China, including the Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan and Zhejiang areas, in which actual or threatened natural disasters and severe weather events (such as severe snowstorms, earthquakes, fires and landslides) may disrupt store operations, which may adversely impact our business, results of operations, financial condition, and cash flows. Although we have, subject to certain deductibles, limitations, and exclusions, substantial insurance, we cannot assure you that we will not be exposed to uninsured or underinsured losses that could have a material adverse effect on our business, financial condition, results of operations, or cash flows. Additionally, we generally rely on third-party transportation operators and distributors for the delivery of vehicles from the manufacturer to our stores. Delivery may be disrupted for various reasons, many of which are beyond our control, including natural disasters, weather conditions or social unrest and strikes, which could lead to delayed or lost deliveries. For example, back in 2008 the southern regions of China experienced the most severe winter weather in nearly 50 years, causing, among other things, severe disruptions to all forms of transportation for several weeks in late January and early February 2008. This natural disaster also impacted the delivery of vehicles to stores. In addition, transportation conditions are often generally difficult in some of the regions where we sell automobiles and commercial vehicles. We currently do not have business interruption insurance to offset these potential losses, delays and risks, so a material interruption of our business operations could severely damage our business.

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

AutoChina is a holding company with substantially all of its business operations conducted through its subsidiaries. AutoChina paid a special cash dividend in the amount of $0.25 per ordinary share in February 2012. However, AutoChina’s ability to make future dividend payments depends upon the receipt of dividends, distributions or advances from its subsidiaries. The ability of its subsidiaries to pay dividends or other distributions may be subject to their earnings, financial position, cash requirements and availability, applicable laws and regulations and to restrictions on making payments to AutoChina contained in financing or other agreements. These restrictions could reduce the amount of dividends or other distributions that AutoChina receives from its subsidiaries, which could restrict its ability to fund its business operations and to pay dividends to its shareholders. AutoChina’s future declaration of dividends may or may not reflect its historical declarations of dividends and will be at the absolute discretion of the Board of Directors.

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

AutoChina’s commercial vehicle sales, servicing, leasing, and support business is capital intensive and its growth may require additional capital that may not be available on favorable terms or at all, which could limit our ability to continue our operations.

We have, in the past, entered into loan agreements in order to raise additional capital. Our commercial vehicle sales, servicing, leasing, and support business requires significant capital and although we believe that our current cash, other loan facilities and financing arrangement with affiliates will be sufficient to meet our present and reasonably anticipated cash needs, it may, in the future, require additional cash resources due to changed business conditions, implementation of our strategy to expand our store network or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. Our existing debt service obligations do not have any operating and financial covenants that would restrict our operations, however, the incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by AutoChina to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

A significant portion of our working capital is funded through loans from affiliates of our Chairman and CEO, Mr. Yong Hui Li, that may be called by the lenders at any time, which could materially and adversely affect AutoChina’s liquidity and AutoChina’s ability to fund and expand its business.

As of December 31, 2013, we had outstanding borrowings from affiliates of our Chairman and Chief Executive officer, Mr. Yong Hui Li, of approximately $95.7 million. These borrowings are interest bearing and for a perpetual term, but are callable at any time by the lenders. The lenders have not indicated to us if there is a maximum amount they are willing to lend to us, and there can be no assurance that they will lend us any more funds or that they will not call the loans for repayment. In the event such lenders determine to call these loans we will have to repay the loans from our cash reserves or financing provided by third-party financial institutions. There can be no assurance that we will have sufficient cash reserves or that we could secure additional financing from third parties on favorable terms or at all. If cash reserves or suitable financing were not available, we would have to divert working capital from growing our commercial leasing business, and we would not be able to expand our commercial leasing business as quickly as expected.

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

In situations where our trucks are involved in major accidents where the loss of property or life is unusually high, we may face liability if the insurance coverage is not sufficient to cover the losses. Since all the commercial vehicles we lease are insured when the lease is entered into, we are usually able to recover the remaining value of the lease from our insurance policy. However, there have been limited situations when lessees are involved in major accidents and third parties had liability claims for which the insurance coverage is not sufficient to cover the losses, in which case we may not recover the remaining value of the lease. In these situations AutoChina may also face liability depending on the outcome of litigation regarding the accident. The likelihood of these instances occurring is extremely difficult to predict or estimate. However, litigation and subsequent judgments against us from a major accident or accidents could adversely affect our profitability.

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

Expansion of our commercial vehicle sales, servicing, leasing and support business may be costly, time-consuming and difficult. If we do not successfully expand our business, our results of operations and prospects may not be as positive as anticipated.

Our future success may be dependent in large part upon our ability to successfully expand our commercial vehicle sales, servicing, leasing and support business which we commenced in March 2008. We opened 103, 54, 143, 206 and 28 commercial vehicle financing and service centers in 2008, 2009, 2010 , 2011and 2012, respectively, and 12 additional commercial vehicle financing and service centers in 2013, for a total of 546 centers at December 31, 2013.  As of February 28, 2014, AutoChina closed one commercial vehicle financing and service center and opened two others, which increased the number of commercial vehicle financing and service centers to 547 centers. Historically, the expansion of our store network has been a key driver of our growth. Going forward, we may not be able to expand our sales in our existing or new markets due to a variety of factors, including the risk that customers in some areas may be unfamiliar with our brand or the commercial vehicle sales, servicing, leasing and support business model. Furthermore, we may fail to anticipate and address competitive conditions in the commercial vehicle sales, servicing, leasing and support market. These competitive conditions may make it difficult or impossible for us to effectively expand this business. If our expansion efforts in existing and new markets are unsuccessful, our results of operations and prospects may be materially and adversely affected.

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

Fuel prices are inherently volatile and have experienced a significant fluctuation from 2001 to 2013. Any surge in fuel prices will have an adverse effect on world economies and, in particular, on the world’s automobile and trucking industries. For example, in 2007, rising global oil prices and rising demand for fuel have led to fuel shortages in China. This is due in part to increased automobile ownership as well as government controls over fuel prices.

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

Although AutoChina declared and paid a special cash dividend in the amount of $0.25 per ordinary share in February 2012 to its shareholders, AutoChina has not declared any dividends since then and may not declare or pay any regular cash dividends on its ordinary shares in future. AutoChina currently intends to retain future earnings, if any, for use in the operations and expansion of the business. As a result, AutoChina may not anticipate paying regular cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends, including a one-time special cash dividend, will be at the discretion of AutoChina’s Board of Directors and will depend on factors AutoChina’s Board of Directors deems relevant, including among others, AutoChina’s results of operations, financial condition and cash requirements, business prospects, and the terms of AutoChina’s credit facilities and other financing arrangements. If no dividends are paid, realization of a gain on a shareholders’ investments will depend on the appreciation of the price of AutoChina’s ordinary shares. There is no guarantee that AutoChina’s ordinary shares will appreciate in value.

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

On April 11, 2012, the SEC filed a lawsuit against us and 11 of our shareholders , including the Company’s Secretary and member of the Board of Directors, for stock manipulation, alleging that we deliberately manipulated trading in our shares to create the appearance of a liquid and active market. We continue to work closely with our legal counsel and advisors to defend us. We are unable at this time to predict the outcome of this lawsuit or to estimate the effect such outcome would have on the consolidated financial statements. In addition, the existence of the SEC’s lawsuit may adversely affect our reputation with regard to certain business dealings, whose nature and scope are difficult to predict.

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

Pursuant to these Enterprise Agreements, we are able to consolidate the financial results of the Auto Kaiyuan Companies, which are accounted for as VIEs of us under the prevailing accounting principles. There can be no assurance that the relevant governmental authority will not challenge the validity of these contractual arrangements or that the governmental authorities in the PRC will not promulgate laws or regulations to invalidate such arrangements in the future.

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

Under the PRC EIT Law, we, ACG, Fancy Think Limited and/or Heat Planet, ACG’s wholly-owned subsidiaries, each may be classified as a “resident enterprise” of the PRC. Such classification could result in tax consequences to us, our non-PRC resident security holders and ACG, Fancy Think Limited and/or Heat Planet.

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

If any such PRC taxes apply, a non-PRC resident security holder may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty and/or a foreign tax credit against such security holder’s domestic income tax liability (subject to applicable conditions and limitations). Prospective investors should consult with their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits. For further information, see the discussion in the section of this Annual Report on Form 20-F entitled “Taxation—PRC Taxation” below.

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

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report on Form 20-F captioned “Taxation—United States Federal Income Taxation—General”) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our 2013 taxable year, we may be treated as a PFIC for our 2013 taxable year.  However, since we have not performed a definitive analysis with respect to our PFIC status for our 2013 taxable year, there can be no assurance with respect to our status as a PFIC for such taxable year. There also can be no assurance with respect to our PFIC status for our current (2014) taxable year or any future taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the U.S. federal income tax consequences of PFIC classification to U.S. Holders, see the section of this Annual Report on Form 20-F captioned ‘‘Taxation—United States Federal Income Taxation—Tax Consequences to U.S. Holders—Passive Foreign Investment Company Rules.”

ITEM 4.          INFORMATION ON OUR COMPANY

A.	History and Development of the Company

Overview

AutoChina operates two distinct businesses lines: 1.) Commercial vehicle sales, servicing, leasing, and support and 2.) Office leasing.

Commercial Vehicle Sales, Servicing, Leasing, and Support Business

We believe we own and operate China’s largest commercial vehicle sales, servicing, leasing, and support network. Through our 546 store network, each of which is company-owned and operated, we offer a one-stop shopping experience for commercial vehicles and related services. We focus on sales-type leasing of commercial vehicles, providing after-sales support and road-side assistance through our growing store network, and providing our customers with value-added services for them to successfully operate their vehicles. We conduct our commercial vehicle sales, servicing, leasing, and support network business exclusively in China and except for certain administrative functions, we do not have any operations outside of China.

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

We have been able to expand quickly and efficiently due to our business model, which is designed to be highly scalable. Since March 2008, when we started our commercial vehicle sales, servicing, leasing and support business, through February 28, 2014, we have opened 547store branches in 26 provinces or province-level regions, and leased 50,381 commercial vehicles. This is possible because we do not carry material inventory (we do not purchase vehicles until our customers make their initial down payment), our stores require only a small amount of capital to open, and there is a high degree of standardization across our business. In order to leverage our store network and existing customer base, we are also constantly looking for additional products and services to offer to our customers. For example, in December 2011 we commenced our Kaiyuan Insurance operations to broker various insurance products to customers.

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

Office Leasing Business

We own and lease out office space in the Kai Yuan Center, which is a 54 story large-scale commercial building with hotel, office and ancillary facilities in the central business district of Shijiazhuang, China. The office space we own in the building consists of floors 5 to 11 and 13 to 27 and comprises a total gross floor area of approximately 62,972 meters. Our corporate headquarters occupies floors 26 and 27 and we lease out the other floors.

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

In September 2009, we implemented a structure in which CITIC Trust Co. Ltd., or CITIC Trust, a division of CITIC Group, or CITIC, acted as an intermediary for all of our leases. Our VIE (which later became our wholly-owned subsidiary), Hebei Chuangjie Trading Co., Ltd., or Chuangjie Trading, engaged CITIC Trust to act as trustee for a trust fund, which we refer to as the Trust Fund, set up for the sole benefit of Chuangjie Trading. The Trustee is responsible for the management of the funds invested in the Trust Fund, and the Trust Fund has been used to purchase commercial vehicles from Kaiyuan Auto Trade to be leased to our customers, the lessees. The Trust Fund was funded by us and starting November 2010, we began securitizing a portion of our commercial vehicle leases through our partnership with CITIC Trust. See Item 5 for a more detailed description of this structure.

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

In June 2011, our subsidiary, Fancy Think Limited, acquired the remaining equity interest of Ganglian Finance Leasing from our VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing back to a wholly foreign-owned enterprise. In June 2011, Kaiyuan Auto Trade transferred 100% of the equity interest of Chuangjie Trading, the beneficiary of the Trust Fund, to Ganglian Finance Leasing. In September 2011, Fancy Think Limited transferred a 10% equity interest in Chuanglian to Ganglian Finance Leasing. In March 2013, Ganglian Finance Leasing transferred 100% equity interest of Chuangjie Trading to Kaiyuan Auto Trade. The change led Chuangjie Trading to become a VIE of the Company. In addition, Fancy Think Limited transferred another 10% interest in Chuanglian to Ganglian Finance Leasing. Accordingly, Fancy Think Limited and Ganglian Finance Leasing hold 80% and 20% interest of Chuanglian, respectively. Since Ganglian Finance Leasing and Chuanglian are directly owned by AutoChina, they are not part of our VIE holding structure.

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

In February 2012, the Company established Beijing Alliance Kaiyuan Information Processing Co., Ltd. (“Kaiyuan Information Processing”) in the PRC. Kaiyuan Information Processing engages in developing and management of the website: www.kywmall.com. In January 2014 Kaiyuan Information Processing changed its name to Beijing One Auto Technology to better reflect a newly expanded focus on developing the Company’s Internet-based businesses.

On August 30, 2012, the Company’s independent directors approved, and the Company entered into, an equity transfer agreement through its wholly owned subsidiary, ACG, to purchase 100% of the equity of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building (the “Real Estate Asset”). Heat Planet was controlled by the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li. The total transaction value of approximately RMB1 billion ($159.3 million) was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the Real Estate Asset. Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center is the tallest building in Shijiazhuang and Hebei Province and is also occupied by a Hilton Worldwide-operated, five-star hotel. The acquisition closed on September 11, 2012, and on October 12, 2012, the Company entered into a written consent with Heat Planet and its seller to modify the required timeframe to provide audited financial statements of Heat Planet to be delivered to the Company. The required audited financial statements of Heat Planet were delivered to the Company on December 26, 2012. The building was completed in April 2013, and AutoChina moved its headquarters to the new Kai Yuan Center, which serves as the control center for each of the Company’s 546 commercial vehicle financial centers located throughout China. The Company does not occupy the entire office space purchased, and has commenced leasing out the unoccupied space, the proceeds from which will are reported as rental income.

Heat Planet’s equity was purchased for approximately $56.4 million. In connection with the acquisition, the Company assumed approximately $102.9 million in debt, resulting in a total transaction value of approximately $159.3 million. The $56.4 million purchase price was payable within six months of occupation of the Real Estate Asset, and the unpaid amounts after such six months have begun to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of December 31, 2013). As of December 31, 2013, $32.6 million remains unpaid.

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

In March 2013, Ganglian Finance Leasing transferred the entire equity interest of its subsidiary, Chuangjie Trading, to Kaiyuan Auto Trade. The change led Chuangjie Trading became a VIE of the Company again. In addition, Fancy Think Limited transferred a 10% interest in Hebei Chuanglian Finance Leasing Co., Ltd. to Ganglian Finance Leasing. Accordingly, Fancy Think Limited and Ganglian Finance Leasing hold 80% and 20% interest of Chuanglian, respectively. The change in group structure does not have any financial impact to the Company’s financial position or operating results.

In March 2013, Ganglian Finance Leasing entered into a mortgage financing arrangement with China CITIC Bank, Shijiazhuang, Hebei Province Branch (“CITIC Bank”), whereby CITIC Bank agreed to provide up to 50% of the mortgage financing to Ganglian Finance Leasing’s lessees of commercial vehicles. Ganglian Finance Leasing agreed to provide a full guarantee to CITIC Bank for such mortgage financing and will provide a pledge of the ownership of the commercial vehicle to CITIC Bank to secure its guarantees.

In May 2013 Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) changed its name to Kaiyuan Auto Trade Group Co., Ltd. (“Kaiyuan Auto Trade Group”). In June 2013 we established a new wholly-owned subsidiary called Hebei Ruiliang Property Services.

In November 2013 we established a new wholly-owned subsidiary called Top Auto International Limited (“Top Auto”) and in February 2014 we established a new wholly-owned subsidiary called First Auto Limited (“First Auto”). These two companies are anticipated to hold the Company’s Internet-based businesses. In January 2014 a new wholly-owned subsidiary called Lian Sheng Investment Co. (“Lian Sheng Investment”) was formed to facilitate the operation of future planned Internet-based businesses.

In January 2014 Kaiyuan Auto Trade Group transferred its 100% ownership interest in Chuangjie Trading to Kaiyuan Logistics. In February 2014 Ganglian Finance Leasing transferred its 20% ownership interest in Chuanglian to Hebei Xuwei Trading. Both of these restructurings were completed in an effort to streamline the corporate structure for the ease of obtaining certain types of financing.

The following chart illustrates our corporate structure as of February 28, 2014:

(1)	The public company, quoted on the OTC Bulletin Board under the symbol “AUTCF”.

(2)	Ganglian Finance Leasing was formed in September 2010 for the purpose of conducting our leasing business. It commenced the leasing business in the fourth quarter of 2010.

(3)	Hebei Xuwei Trading is an investment holding entity, which holds 100% equity interest in Hebei Ruiliang Trading.

(4)	Hebei Shengrong Investment is an entity 100% indirectly controlled by Mr. Yong Hui Li, our Chairman and Chief Executive Officer. (“Mr. Li”)

(5)	Hebei Ruiliang Trading holds the ownership of the office segment of Kai Yuan Center building.

(6)	Hebei Xuhua Trading is the entity that AutoChina indirectly acquired control of through contractual arrangements and which held the cash consideration paid to AutoChina in connection with its sale of its automobile dealership business in December 2009. Since December 2010, Hebei Xuhua Trading commenced the trading of commercial vehicles by purchasing vehicles from outside suppliers for delivery to other group companies.

(7)	Each truck financing center is held by a separate legal entity, each of which is wholly owned by Kaiyuan Auto Trade Group.

(8)	Kaiyuan Insurance was established to conduct insurance brokerage services in China. It commenced operations in December 2011.

(9)	Chuangjie Trading, as a beneficiary, engaged CITIC Trust to manage the Trust Fund, which was used to purchase commercial vehicles from Kaiyuan Auto Trade that were leased to our customers. Since November 2011, the Company has ceased to engage CITIC Trust as an intermediary for its new leases. However, CITIC Trust continues to serve as an intermediary for existing leases until these leases are fully settled and/or expired. In January 2014 100% of the ownership interest in Chuangjie Trading was transferred from Kaiyuan Auto Trade to Kaiyuan Logistics.

(10)	Beijing One Auto Technology was originally formed in February 2012 as Kaiyuan Information Processing. It engages in developing and management of the Companies Internet-based businesses.

(11)	Hebei Ruilang Property Services was formed in June 2013. It engages in property management of the Kai Yuan Center.

(12)	Top Auto International Inc. was formed in November 2013. It is anticipated to hold the Companies Internet-based businesses.

(13)	First Auto Limited was formed in February 2014. It is anticipated to hold the Companies Internet-based businesses.

(14)	Lian Sheng Investment was formed in February 2014.

AutoChina’s principal executive office is located at 27/F, Kai Yuan Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China. Our telephone number is +86 311 8382 7688.  Our principal website is located at http://www.autochinaintl.com.  The information on our website is not part of this Annual Report.

B.	Business Overview

Commercial Vehicle Sales, Servicing, Leasing, and Support Business

We provide sales-type leases that include after-sales service and support for Class 8 heavy trucks (gross vehicle weight rating “GVWR” of over 33,000 lbs). Our customers can select to lease a truck of any make or model. As a result, the mix of trucks we lease tends to follow general market trends in China and currently includes trucks from market leading manufacturers such as Sinotruk Limited, FAW Group Corporation, Beiqi Foton Motor Co., Ltd., Dongfeng Motor Corporation, Shaanxi Automobile Group, and SAIC-Iveco Hongyan Commercial Vehicle Company. During the lease term we own and are the legally titled owner of the vehicle. At the expiration of the lease, when the customer has fully paid for the vehicle, the ownership and title of the vehicle is transferred to the customer.

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

The standard length of our sales-type leases is 26 months. After an initial down payment and membership fee that together have historically averaged at least 25% of the market value of the vehicle, our customers make 24 equal monthly payments over the term of the lease (customers are not required to make a payment during the month of the annual Chinese New Year national holiday, which usually occurs in January or February). Furthermore, our company policy is that the total down payment and membership fee for first time customers must be at least 25% of the market value of the vehicle. We also require a separate cash security deposit for each vehicle. At the end of the 26 month lease, the vehicle is fully paid off, at which point the title to the vehicle and the security deposit is transferred to the customer.  Since ownership is transferred to the customer following the lease, our lease structure inherently does not depend on residual values. We believe that our leasing model has significantly less risk than other lease structures that do depend on residual values.

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

All new customers must successfully pass a proprietary 21-point application and screening process before beginning a lease. Furthermore, the final approval must be given by our corporate headquarters, which carefully reviews each application. The application and screening process is hands-on and labor intensive and requires reference checks of family and friends, a guarantor, a criminal background check, and documentation of all parties’ “hukou” (household registration record), among other things. A key component of our credit control system is a large down payment that varies depending on how much credit risk we believe a particular customer poses. The typical down payment percentage can range between 15-30% of the vehicle cost, not including our membership fee. Our company policy is that the total down payment and membership fee for first time customers must be at least 25% of the market value of the vehicle. In addition, historically our down payment and membership fee combined have averaged at least 25% of the fair market value of the vehicle. This large down payment gives our customers a significant vested interest in our lease program and therefore makes it less likely for them to walk away from a lease. In addition, it provides us with a great deal of protection in case a lease does terminate early, since the amount of proceeds we could re-sell or re-lease the vehicle for will likely be equal to or higher than our carrying value, which represents the total lease payments that are outstanding, for the vehicle. As further insurance we require a security deposit on each vehicle, which is returned to the customer after the successful completion of a lease. During the year ended December 31, 2008 we leased 954 vehicles and none were repossessed or lost. During the year ended December 31, 2009, we leased 7,564 vehicles and a total of 5 were repossessed or lost due to accidents. During the year ended December 31, 2010, we leased 12,561 vehicles and a total of 55 were repossessed or lost due to accidents. During the year ended December 31, 2011, we leased 10,935 new vehicles and 1,131 used vehicles (which commenced in July 2011) and a total of 169 were repossessed or lost due to accidents. During the year ended December 31, 2012, we leased 5,385 new vehicles and 824 used vehicles and a total of 793 were repossessed or lost due to accidents. During the year ended December 31, 2013, we leased 11,902 new vehicles and 284 used vehicles and a total of 782 were repossessed or lost due to accidents. After we repossess vehicles, we arrange to resell them to new customers by either one-off sales or leasing the vehicle out again. In the case of loss due to an accident, we work with the insurance companies and the lessees for the recovery of the claims. Since all the leased commercial vehicles are insured when the lease is entered into, we are usually able to recover the remaining value of the lease from our insurance policy. There have been limited situations when lessees are involved in major accidents and third parties had liability claims that insurance is not sufficient to cover in which case we may not recover the remaining value of the lease. In these situations AutoChina may face liability depending on the outcome of litigation regarding the accident. We provide an allowance for doubtful accounts when the amounts are not recoverable.

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

Since November 2011, the Company ceased to engage CITIC Trust as an intermediary for the new leases. However, CITIC Trust continues to serve as an intermediary for the existing leases until these leases are fully settled and/or expired.

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

Our Industry

According to numerous sources including the 2012 China Commercial Vehicle Outlook published by ACT Research, China’s medium and heavy duty truck markets are the largest in the world and account for over 50% of the world’s commercial vehicle production. According to the China Association of Automobile Manufacturers (CAAM), there were an all-time record 1,017,400 heavy trucks sold in China in 2010. However, demand has slowed since then. According to CAAM, in 2011 there were 880,600 heavy trucks sold, a decrease of 13.44% from 2010. According to ChinaTrucks.com there were approximately 632,000 heavy trucks sold in 2012, a decrease of 28.2% from 2011, and 770,000 heavy trucks sold in 2013, an increase of 21.8% from 2012. The Company believes that the heavy truck market in China may have reached a plateau in 2010 The China Automotive Review anticipates “not much growth or decline” for 2014, while Volvo projects that about 700,000 heavy trucks will be sold.

China’s economic development, industrialization, and the improvement of its infrastructure are the basic demand drivers for commercial vehicles. For example, according to Frost and Sullivan, China’s agriculture and industry sectors combined accounted for about 60% of China’s GDP in 2009. This was double the world average of 30% and also higher than the developing nation’s average of 49%. These two sectors helped to amplify demand for road transportation and also increased cargo turnover. Since 2010 China’s rate of economic growth has declined, which has had an adverse effect on heavy truck sales. In 2010 China’s GDP grew 10.4%, in 2011 it grew 9.2%, in 2012 it grew 7.8% and in 2013 it grew 7.7%. The Chinese government has a GDP growth target of 7.5% for 2014, which is unchanged from its forecast for 2012 and 2013.

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

Office Leasing Business

We own and lease out office space in the Kai Yuan Center, which is a 54 story large-scale commercial building with hotel, office and ancillary facilities, erected on a land parcel with a site area of approximately 10,601 square meters in the central business district of Shijiazhuang, China. We own floors 5 to 11 and 13 to 27, which comprises a total gross floor area of approximately 62,972 square meters. A Hilton hotel managed by Hilton Worldwide occupies the uppermost floors of the Kai Yuan Center. Our corporate headquarters occupies floors 5, 26 and 27 and we lease out the space that we do not occupy, approximately 56,092 square meters. As of December 31, 2013 approximately 10% of this space has been leased out using leases that expire at various dates through 2016.

We believe that the Kai Yuan Center is one of the premiere commercial properties in Shijiazhuang making it highly attractive to office tenants. It is currently the tallest building in Hebei province and is situated in a central location next to a large luxury shopping mall, the Hebei Provincial Museum and the Hebei Provincial Library. It is steps away from one of Shijiazhuang’s main thoroughfares, Zhongshan Road, where a new subway line is being built. The Hilton hotel helps to draw potential tenants and provides conveniently located accommodations for existing tenants.

We focus on owning a high-quality, differentiated real estate asset in a local market where we have extensive local knowledge. Our Chairman and CEO has significant experience developing, owning and operating real estate assets. We aim to continually improve the operating results of our existing property through concentrated leasing, asset management, cost control and customer service efforts. We focus on meeting our customers’ needs and provide them with cost-effective services such as build-to-suit construction and space modification, including tenant improvements and expansions. Our property competes for customers with similar properties located in our market primarily on the basis of location, rent, services provided and the design, quality, amenities and condition of the facilities.

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

We Operate in the World’s Largest Market for Heavy Trucks. According to ChinaTrucks.com, there were approximately 770,000 heavy trucks sold in 2013. We believe that China’s continued economic growth and industrialization will likely cause the demand for heavy trucks to at least remain stable for many years and possibly grow. Since our customers can select a truck of any make or model, we believe we are well positioned to benefit from any growth in the market regardless of which trucks may be popular at the time.

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

Our Management Team has Significant Experience in Real Estate. Our founder has significant experience in developing, owning, and operating real estate assets. Through Hebei Kaiyuan Real Estate Development Co., Ltd. he has become one of the preeminent developers of real estate in Shijiazhuang. He leverages this expertise in owning and operating the Kai Yuan Center.

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

Capital Expenditures

Our capital expenditure primarily includes the remaining construction costs and leasehold improvements of Kai Yuan Center that we acquired in September 2012. For fiscal 2013we incurred $0.6 million in construction costs and leasehold improvement for Kai Yuan Center. We do not expect to incur any significant capital expenditures related to the Kai Yuan Center in fiscal 2014.

Our capital expenditures for commercial vehicle financing centers include leasehold improvements of commercial retail space, branding and other fixtures and machinery and equipment. The estimated cost of establishing a commercial vehicle financing center is approximately RMB 60,000 (approximately US$9,000).

We expect to use cash from operations to finance these capital expenditures. For fiscal 2013, through February 28, 2014, we opened one new commercial vehicle financing centers and incurred approximately $9,000.

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

Legal Proceedings

On April 11, 2012, the SEC filed a lawsuit against us and 11 of our shareholders, including the Company’s Secretary and member of the Board of Directors, for stock manipulation, alleging that we deliberately manipulated trading in our shares to create the appearance of a liquid and active market. We continue to work closely with our legal counsel and advisors to defend us. We are unable at this time to predict the outcome of this lawsuit. In addition, the existence of the SEC’s lawsuit may adversely affect our reputation with regard to certain business dealings, whose nature and scope are difficult to predict.

Except for this, there is no material litigation currently pending or, to our knowledge, contemplated against AutoChina or ACG or any of our officers or directors in their capacity as such.

Recent Developments

In January 2014 Kaiyuan Auto Trade Group transferred its 100% ownership interest in Chuangjie Trading to Kaiyuan Logistics. In February 2014 Ganglian Finance Leasing transferred its 20% ownership interest in Chuanglian to Hebei Xuwei Trading. Both of these restructurings were completed in an effort to streamline the corporate structure for the ease of obtaining certain types of financing.

C.	Organizational Structure.

On April 9, 2009, we acquired ACG through a share exchange whereby ACG became our wholly-owned subsidiary. See Item 4.A. “History and development of the Company - Corporate Development and History.”

D.	Property, Plants and Equipment.

Prior to its acquisition of ACG, AutoChina had no operations. ACG was incorporated in the Cayman Islands on July 26, 2007 and disposed of its automotive dealership during 2009. In October 2011, the Company established Kaiyuan Insurance to provide motor vehicle insurance services and commenced operations in December 2011. In September 2012, the Company completed the acquisition of Heat Planet, which holds 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building. This space has served as the control center for each of the Company’s commercial vehicle financial centers located throughout China since April 2013. AutoChina leases out the unoccupied space, consisting of 56,092 square meters.

AutoChina conducts its commercial vehicle sales, servicing, leasing and support business through 546 subsidiaries, all of which are majority or wholly owned, directly or indirectly, by it. It owns and operates the office leasing business through four wholly owned subsidiaries. Its principal offices are located at 27/F, Kai Yuan Center, No. 5 East Main Street, Shijiazhuang, Hebei Province, 050011, People’s Republic of China, and its telephone number is +86 311 8382 7688.

We are a provider of commercial vehicle sales, servicing, leasing and support and related services under the “Kaiyuan Auto” brand name. Through our strategically located network of commercial vehicle financing and service centers, we provide one-stop service for the needs of our customers, including commercial vehicle sales, servicing, leasing and support and related administrative services. We also own office space located in the Kai Yuan Center building and lease out the space that we do not occupy.

Our commercial vehicle financing and service centers are principally located in high traffic areas throughout Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan and Zhejiang area. Since March 2008 when we opened our first commercial vehicle financing center, we have grown our network of commercial vehicle financing and service centers to include 546 centers as of December 31, 2013.

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

The following chart indicates the number of AutoChina commercial vehicle financing and service centers in each of the provinces/regions where we conduct our business as of December 31, 2013:

Chinese Province / Region	Number of Commercial Vehicle Financing and service centers
Hebei:	50
Shanxi:	41
Shaanxi:	24
Tianjin:	2
Beijing:	6
Shandong:	44
Henan:	51
Hubei:	27
Hunan:	28
Liaoning:	27
Sichuan:	24
Chongqing:	3
Jiangxi:	22
Anhui:	28
Jiangsu:	26
Shanghai:	2
Fujian:	13
Gansu:	6
Guangdong:	15
Guangxi:	19
Guizhou:	12
Jilin:	10
Ningxia:	1
Yunnan:	20
Zhejiang:	14
Inner Mongolia Autonomous Region:	31
Total:	546

We lease most of the properties where the regional offices and commercial vehicle financing and service centers are located, and we expect to continue to lease the majority of the properties where our offices or centers are located.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

None.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

AutoChina International Limited (“AutoChina,” the “Company,” or “we”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations consist of the commercial vehicle sales, servicing, leasing and support business, which provides financing to customers to purchase commercial vehicles and related services, and the office leasing business, which leases out office space in the Kai Yuan Center building.

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

In May 2013 Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) changed its name to Kaiyuan Auto Trade Group Co., Ltd. (“Kaiyuan Auto Trade Group”). In June 2013 we established a new wholly-owned subsidiary called Hebei Ruiliang Property Services.

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

Direct Insurance Agency Service

We established an insurance agency company, Kaiyuan Insurance, to act as a direct insurance agent in China and commenced this business in December 2011. The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. We have signed agreements with seven major insurance companies to sell insurance: China United Property Insurance Company Limited, Sinosafe General Insurance Co. Ltd. (Hua An Insurance), Ping An Insurance (Group) Company of China, Ltd., China Life Property and Casualty Insurance Company Limited, China Continent Property and Casualty Insurance Co., Ltd, China Pacific Insurance Group, and People's Insurance Company of China. We are actively seeking additional partnerships and securing additional regulatory licenses. By leveraging our existing store network, we intend to broker insurance products from a wide variety of carriers to existing and new customers and plan to offer not only commercial vehicle insurance but also a wide range of other insurance products such as business property insurance, homeowners insurance, and life insurance. All of our store locations offer insurance for sale.

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

On August 30, 2012, the Company’s independent directors approved, and the Company entered into, an equity transfer agreement through its wholly owned subsidiary, ACG, to purchase 100% of the equity of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building (the “Real Estate Asset”). Heat Planet was controlled by the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li. The total transaction value of approximately RMB1 billion ($159.3 million) was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the Real Estate Asset. Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center is the tallest building in Shijiazhuang and Hebei Province and is also occupied by a Hilton Worldwide-operated, five-star hotel. The acquisition closed on September 11, 2012, and on October 12, 2012, the Company entered into a written consent with Heat Planet and its seller to modify the required timeframe to provide audited financial statements of Heat Planet to be delivered to the Company. The required audited financial statements of Heat Planet were delivered to the Company on December 26, 2012. The building was completed in April 2013, and AutoChina moved its headquarters to the new Kai Yuan Center, which serves as the control center for each of the Company’s 546 commercial vehicle financial centers located throughout China. The Company does not occupy the entire office space purchased, and has commenced leasing out the unoccupied space, the proceeds from which will are reported as rental income.

Heat Planet’s equity was purchased for approximately $56.4 million. In connection with the acquisition, the Company assumed approximately $102.9 million in debt, resulting in a total transaction value of approximately $159.3 million. The $56.4 million purchase price is payable within six months of occupation of the Real Estate Asset, and any unpaid amounts after such six months have begun to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of December 31, 2013).

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

In March 2013, the Company performed a group restructure to transfer the entire equity interest of its wholly-owned subsidiary, Chuangjie Trading from Ganglian Finance Leasing to Kaiyuan Auto Trade. The change led Chuangjie Trading became a VIE of the Company. In addition, Fancy Think Limited transferred 10% interest of Chuanglian to Ganglian Finance Leasing. Thereafter, Fancy Think and Ganglian Finance Leasing hold 80% and 20% interest of Chuanglian, respectively.

In May 2013 Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) changed its name to Kaiyuan Auto Trade Group Co., Ltd. (“Kaiyuan Auto Trade Group”). In June 2013 we established a new wholly-owned subsidiary called Hebei Ruiliang Property Services.

In November 2013 we established a new wholly-owned subsidiary called Top Auto International Limited (“Top Auto”) and in February 2014 we established a new wholly-owned subsidiary called First Auto Limited (“First Auto”). These two companies are anticipated to hold the Company’s Internet-based businesses. In January 2014 a new wholly-owned subsidiary called Lian Sheng Investment Co. (“Lian Sheng Investment”) was formed to facilitate the operation of future planned Internet-based businesses.

In January 2014 Kaiyuan Auto Trade Group transferred its 100% ownership interest in Chuangjie Trading to Kaiyuan Logistics. In February 2014 Ganglian Finance Leasing transferred its 20% ownership interest in Chuanglian to Hebei Xuwei Trading. Both of these restructurings were completed in an effort to streamline the corporate structure for the ease of obtaining certain types of financing.

We believe the change of the group structure enhances our negotiation power for offshore and local bank financing. The restructuring does not affect AutoChina’s consolidated results and financial position going forward or in the prior periods.

A group chart as of February 28, 2014 is shown below:

(1)	The public company, quoted on the OTC Bulletin Board under the symbol “AUTCF”.

(2)	Ganglian Finance Leasing was formed in September 2010 for the purpose of conducting our leasing business. It commenced the leasing business in the fourth quarter of 2010.

(3)	Hebei Xuwei Trading is an investment holding entity, which holds 100% equity interest in Hebei Ruiliang Trading.

(4)	Hebei Shengrong Investment is an entity 100% indirectly controlled by Mr. Yong Hui Li, our Chairman and Chief Executive Officer. (“Mr. Li”)

(5)	Hebei Ruiliang Trading holds the ownership of the office segment of Kai Yuan Center building.

(6)	Hebei Xuhua Trading is the entity that AutoChina indirectly acquired control of through contractual arrangements and which held the cash consideration paid to AutoChina in connection with its sale of its automobile dealership business in December 2009. Since December 2010, Hebei Xuhua Trading commenced the trading of commercial vehicles by purchasing vehicles from outside suppliers for delivery to other group companies.

(7)	Each truck financing center is held by a separate legal entity, each of which is wholly owned by Kaiyuan Auto Trade Group.

(8)	Kaiyuan Insurance was established to conduct insurance brokerage services in China. It commenced operations in December 2011.

(9)	Chuangjie Trading, as a beneficiary, engaged CITIC Trust to manage the Trust Fund, which was used to purchase commercial vehicles from Kaiyuan Auto Trade that were leased to our customers. Since November 2011, the Company has ceased to engage CITIC Trust as an intermediary for its new leases. However, CITIC Trust continues to serve as an intermediary for existing leases until these leases are fully settled and/or expired. In January 2014 100% of the ownership interest in Chuangjie Trading was transferred from Kaiyuan Auto Trade to Kaiyuan Logistics.

(10)	Beijing One Auto Technology was originally formed in February 2012 as Kaiyuan Information Processing. It engages in developing and management of the Companies Internet-based businesses.

(11)	Hebei Ruilang Property Services was formed in June 2013. It engages in property management of the Kai Yuan Center.

(12)	Top Auto International Inc. was formed in November 2013. It is anticipated to hold the Companies Internet-based businesses.

(13)	First Auto Limited was formed in February 2014. It is anticipated to hold the Companies Internet-based businesses.

(14)	Lian Sheng Investment was formed in February 2014.

ADJUSTMENT OF CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

On September 11, 2012, after consummating the Merger under Common Control of Heat Planet and its subsidiaries, since both of the Company and the acquired companies are under the common control of Mr. Li immediately before and after the Merger under Common Control, this transaction was accounted for as common control merger, and using merger accounting as if the merger had been consummated at the beginning of the earliest period presented, and no gain or loss is recognized. All the assets and liabilities of Heat Planet and its subsidiaries are recorded at carrying value. The cash consideration in excess of carrying value of net assets of Heat Planet’s subsidiary was deemed a capital distribution to Mr. Yong Hui Li and a deduction to additional paid in capital amounting to $85.4 million was recorded upon consummation of the acquisition.

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

RESULTS OF OPERATIONS

2013 Compared to 2012

Overview

AutoChina’s earnings decreased during the year ended December 31, 2013, although there was a substantial increase in revenue during the period as commercial vehicle sales increased significantly in part due to growth in the commercial vehicle market.

Details of the vehicles leased are as follows:

Number of Vehicles Leased
Balance at January 1, 2011	19,629
New leases recorded in the year ended December 31, 2011	10,935
Vehicles repossessed or loss to accident in 2011	(169)
Vehicles transferred to customers at the end of lease term in 2011	(6,468)
Balance at December 31, 2011	23,927
New leases recorded in the year ended December 31, 2012	5,385
Vehicles repossessed or loss to accident in 2012	(793)
Vehicles transferred to customers at the end of lease term in 2012	(13,441)
Balance at December 31, 2012	15,078
New leases recorded in the year ended December 31, 2013	11,902
Vehicles repossessed or loss to accident in 2013	(782)
Vehicles transferred to customers at the end of lease term in 2012	(11,203)
Balance at December 31, 2013	14,995

During the year ended December 31, 2013, the Company established an aggregate of 12 additional commercial vehicle sales, servicing, leasing and support centers in the Anhui, Fujian, Liaoning, Sichuan, Yunnan and Zhejiang Provinces, bringing the total number of locations to 546 as of December 31, 2013. All the new stores were opened in provinces which have existing stores in order to enhance the store network.

Revenues

The table below sets forth certain line items from the Company’s Statement of Operations as a percentage of revenues:

(in thousands)	Year ended December 31, 2013		Year ended December 31, 2012
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
Commercial vehicles	$593,912	90.2%	$249,040	74.8%	138.5%
Finance	43,385	6.6%	69,804	21.0%	(37.8)%
Insurance	20,330	3.1%	14,268	4.2%	42.5%
Property lease and management	501	0.1%	0	0.0%	100.0%
Total revenues	$658,128	100.0%	$333,112	100.0%	97.6%

Revenues for the year ended December 31, 2013 were $658.1 million, an increase of 97.6% from $333.1 million in the prior year period, as a result of a significant increase in commercial vehicles revenue due to the increase in the volume of new vehicle leases.

Commercial vehicles revenue increased by 138.5%, which was primarily due to an increase in the volume of new vehicle leases during the year. AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 11,902 new leases in the year ended December 31, 2013, compared to 5,385 new leases in the year ended December 31, 2012. The increase in commercial vehicles revenue was also contributed to by an increase in average price per vehicle from $46,200 per vehicle in 2012 to $49,900 per vehicle in 2013. The Company repossessed 758 vehicles whose lessees had defaulted on installment payments, sold 763 of these vehicles and other vehicles repossessed in prior periods, and realized losses relating to 30 vehicles during the year ended December 31, 2013. In comparison, there were 789 vehicles repossessed, 611 vehicles sold and 18 loss vehicles recognized in the year ended December 31, 2012. The increase in commercial vehicle sales, servicing and leasing was primarily due to a general stabilization in the economy that led to favorable investment sentiment for prospective purchasers of commercial vehicles.

Revenues from value-added services (diesel, tire and insurance financing services) totaled $129,000 during the year ended December 31, 2013 compared with $650,000 during the prior year. During 2013, AutoChina continued to tighten the credit requirements for customers of the value-added services as a way to manage default risk, which led to a decrease in value-added services revenues. In addition the Company has de-emphasized the services and may eventually retire them. As of December 31, 2013, over 260 tire outlets and over 80 fueling stations participate in the program. Meanwhile, commencing July 2011, AutoChina restructured its second-hand commercial vehicle program and began offering leasing arrangements to approved customers. We recognized the second-hand vehicle leasing arrangements as a direct financing lease and leased 284 second-hand vehicles during fiscal 2013 compared with 824 second-hand vehicles leased in fiscal 2012. Revenue generated from second-hand commercial vehicle leasing arrangements during the year ended December 31, 2013 was $634,000, compared to $2,684,000in the prior year.

We recognize revenue from membership fees during the term of our customer’s lease as lease revenue. We also charge service and support fees on a monthly basis when the services are rendered. Once the lease term ends (in June of 2010 the leases for our first customers began to end), a customer can elect to continue to participate in our service and support network, and we will also charge service and support fees on a monthly basis when the services are rendered. As of December 31, 2013 there were owners of 1,217 vehicles that continue to pay for services after the termination of the direct financing and sales-type lease, representing a retention rate of approximately 3.7%.

Finance revenue decreased 37.8% as a result of the decrease in the total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect in the year ended December 31, 2013 compared to fiscal 2012. Insurance revenue increased 42.5% compared to the prior year, as a result of the continued growth of the new direct insurance agency business that commenced in late 2011.

Property lease and management revenues totaled $501,000 in the year ended December 31, 2013 and represent the revenues of the office leasing business. This business commenced operations during the third quarter of 2013 and therefore there were no revenues during the year ended December 31, 2012.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Operations as a percentage of cost of sales:

(in thousands)	Year ended December 31, 2013		Year ended December 31, 2012
	Amount	% of Cost of sales	Amount	% of Cost of sales	Y-O-Y % CHANGE
Commercial vehicles	$9,981	1.7%	$7,350	3.0%	35.8%
Commercial vehicles, related parties	569,807	97.5%	234,781	96.1%	142.7%
Insurance	3,485	0.6%	2,159	0.9%	61.4%
Property lease and management	1,360	0.2%	—	0.0%	100.0%
Total cost of sales	$584,633	100.0%	$244,290	100.0%	139.3%

Cost of sales – Commercial vehicles and Cost of Sales – Commercial vehicles, related parties consist of the purchase price of the leased vehicles plus the direct labor costs of the operations. The total costs of sales in the year ended December 31, 2013 totaled $584.6 million, as compared to $244.3million in the prior year, an increase of 139.3%, mainly due to the increased sales volume in the commercial vehicle sales, servicing, leasing and support business, which was contributed to by an increase in average unit cost per vehicle. The average cost per vehicle in the year ended December 31, 2013 was $48,700 as compared to $45,000 per vehicle in the prior year. The increase in cost per vehicle was due to changes in customer demand and our resulting sales mix trending towards higher priced vehicles. Cost of Sales – Commercial vehicles totaled $10.0million in the year ended December 31, 2013, as compared to $7.4 million in the prior year, an increase of 35.8%, mainly due to the increased sales volume in the commercial vehicle sales, servicing, leasing and support business and our sourcing of a slightly higher proportion of commercial vehicles from unrelated parties. As a result, the percentage increase in Cost of Sales – Commercial vehicles was greater than the percentage increase in Cost of Sales – Commercial vehicles, related parties and Commercial vehicles revenue during the year ended December 31, 2013. Cost of Sales – Commercial vehicles, related parties totaled $569.8million during the year ended December 31, 2013 as compared to $234.8 million in fiscal 2012, an increase of 142.7%, due to the increased sales volume of commercial vehicles.

Cost of insurance in the year ended December 31, 2013 totaled $3.5 million, as compared to $2.2 million in the prior year, an increase of 61.4%, mainly due to the additional cost incurred for the direct insurance agency services as a result of the continued growth of that business.

Cost of sales – Property lease and management consists of renovation costs, depreciation, property taxes, and personnel costs related to the office leasing business. Cost of sales – Property lease and management totaled $1.4 million during the year ended December 31, 2013. There were no Cost of sales – Property lease and management during the prior year period since the office leasing business did not exist during the year ended December 31, 2012.

Gross Profit

The Company’s gross profit was $73.5 million in the year ended December 31, 2013, representing a gross margin of 11.2%, a decrease from 26.7% for the prior year, which is primarily due to the significantly higher number of new leases established during the period, which has a lower margin than the monthly amortized finance income. Increased insurance revenue partially offset the decrease in gross margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2013 were $60.2 million, which was $8.1 million, or 15.5%, higher than the same period of 2012. This was mainly due to growth in the number of commercial vehicle sales, servicing, leasing and support centers and increased allowance for credit losses. The increase in selling, general and administrative expenses was partially offset by a reduction in the number of employees due to a reduction in headcount at each store.

From December 31, 2012 to December 31, 2013, we increased the provision for doubtful accounts from $12.3 million to $21.3 million. The increase was based on our management’s ongoing analysis of credit losses for the account receivables and net investments in direct financing and sales-type leases from our lessee customers. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. For example, risk factors including the general economic slow-down and increasing delinquency trend in monthly payments by customers led management to increase its estimate. The increase of provision for doubtful accounts during the year was recorded in general and administrative expenses, and accordingly affects the earnings for the year.

Interest Expense

Interest expense totaled $9.6 million for the year ended December 31, 2013, of which $2.0 million of interest expense was incurred to affiliates, Alliance Rich, Beiguo Auto, Hebei Shengrong Kaiyuan Auto Parts Co., Ltd., (“Kaiyuan Shengrong”), Hebei Kaiyuan, Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”) and Xinji Beiguo Mall. It includes interest of $325,000 and $329,000 incurred for loans advanced from Kaiyuan Shengrong and Hebei Kaiyuan, respectively. It also included the interest of $896,000, $20,000 and $61,000 incurred for the purchase of commercial vehicles for leasing from Ruituo, Beiguo Auto and Xinji Beiguo Mall, respectively. $339,000 of interest expense was incurred to Alliance Rich for amounts still outstanding from the acquisition of Heat Planet.

Interest expense totaled $11.5 million for the year ended December 31, 2012, of which $0.9 million of interest expense was incurred to affiliates. Other interest expenses decreased to $7.6 million from $10.6 million, which resulted from the decreased average interest rates and borrowing balances from banks, lease securitization and affiliates during the year.

Other income

Other income totaled $13.4 million for the year ended December 31, 2013, as compared to $7.1 million in the prior year, an increase of 89.2% as compared to 2012. The increase was mainly attributable to an increase in penalty income, which are late charges imposed on customers for late payment of their monthly installments.

Interest Income

Interest income increased from $308,000 to $406,000 due to the increased average cash balance over the year ended December 31, 2013.

Income Tax Expense

In the year ended December 31, 2013, the Company recorded income tax expense of $5.7 million, as compared to an income tax expense of $9.1 million in the year ended December 31, 2012. This decrease was due to the decreased pre-tax income generated by the Company’s Chinese subsidiaries.

Income (loss) from Continuing Operations and Net Income

Income (loss) from continuing operations and net income in the year ended December 31, 2013 was $11.8 million, as compared to $23.5 million in year ended December 31, 2012, representing a decrease of 49.8% from the same period in 2012. The decrease primarily resulted from the decreased gross profit generated from commercial vehicles and increased operating expenses during the year.

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

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Operations as a percentage of cost of sales:

(in thousands)	Year ended December 31, 2012		Year ended December 31, 2011
	Amount	% of Cost of sales	Amount	% of Cost of sales	Y-O-Y % CHANGE
Commercial vehicles	$7,350	3.0%	$86,055	17.5%	(91.5)%
Commercial vehicles, related parties	234,781	96.1%	404,572	82.5%	(42.0)%
Insurance	2,159	0.9%	—	0.0%	100.0%
Total cost of sales	$244,290	100.0%	$490,627	100.0%	(50.2)%

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

LIQUIDITY AND CAPITAL RESOURCES

Financing arrangements

The Company’s capital expenditures have been financed primarily through short-term borrowings from financial institutions and affiliates. The interest rates of such short-term borrowings during the periods have ranged from 4.80% to 9.00% per annum.

During the year ended December 31, 2013, the Company fully settled the borrowings from its affiliate Kaiyuan Shengrong.

As of December 31, 2013, the Company’s outstanding borrowings from affiliates amounted to $32.6 million, $5.4 million, $144,000 and $9,000 from Alliance Rich, Hebei Kaiyuan, Mr. Li and Smart Success Investment Limited (“Smart Success”), respectively. Alliance Rich, Hebei Kaiyuan and Smart Success are indirectly controlled by Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs except for the amount due to Alliance Rich which represented the consideration for the acquisition of Heat Planet. The amount is payable within six months of occupation of the Kai Yuan Center by the Company, which occurred in April 2013, and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, which were delivered in December 2012, and any unpaid amounts after such six months have begun to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of December 31, 2013). The amount due to Hebei Kaiyuan was non-interest bearing, unsecured and due on demand. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum on amounts owed to it. The amount due to AutoChina Inc., Mr. Li and Smart Success Investment Limited were non-interest bearing, unsecured and due on demand by the lenders.

As of December 31, 2013, the Company had short-term borrowings of $160.7 million, represented by loans from various Chinese banks, which have terms within one year. The Company had long-term payables of $11.3 million, representing security deposits from customers and borrowings under the mortgage financing arrangement with CITIC bank. Both the security deposit policy and the mortgage financing arrangement were initiated in March 2013.

On January 9, 2014 Kaiyuan Auto Trade entered into and drew down a RMB30 million loan from the Agricultural Bank of China. The loan bears interest at 6.60% per annum and has a term of 12 months.

On January 20, 2014 Kaiyuan Auto Trade entered into and drew down a RMB20 million loan from the Agricultural Bank of China. The loan bears interest at 6.60% per annum and has a term of 12 months.

On February 10, 2014 Kaiyuan Auto Trade entered into and drew down a RMB50 million loan from the Agricultural Bank of China. The loan bears interest at 6.60% per annum and has a term of 12 months.

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

Working Capital

As of December 31, 2013 and 2012, the Company had working capital of $47.9 million and $105.4 million, respectively.

During the year ended December 31, 2013, the Company increased its short-term borrowings, borrowing net funds amounting to $58.3 million. The Company had a net decrease of amounts due to affiliates of $27.5 million, and a net increase in accounts payable, related parties of $55.4 million, during fiscal 2013. The net impact generated additional cash from operations.

The Company anticipates that it will have adequate sources of working capital in the foreseeable future. However, the Company may elect to obtain addition funding to expand and grow its operations, which may include debt offering, borrowings from financial institutions and/or the sale of equity.

Financial Condition

The following table sets forth the major balance sheet accounts of AutoChina at December 31, 2013, 2012 and 2011 (in thousands) and excludes items related to discontinued operations:

	As of December 31,
	2013	2012	2011

Assets:
Cash and cash equivalents	$31,370	$75,777	$43,048
Restricted cash	1,244	160	159
Deposits for inventories	26	20	105
Deposits for inventories, related party	—	—	14,539
Net investment in direct financing and sales-type leases	390,099	234,952	443,558
Construction in progress	—	76,669	—
Property, equipment and improvements, net	82,254	4,985	3,356
Liabilities:
Accounts payable, related parties	$57,586	$2,228	$—
Short-term borrowings	160,737	102,458	149,979
Long-term payables	11,293	—	44,438
Due to affiliates	38,143	65,595	42,696

Restricted cash was pledged as a condition for our insurance agency business and also to secure financing under the mortgage financing arrangement with China CITIC Bank, whereby CITIC Bank provides up to 50% of the mortgage financing to Ganglian Finance Leasing’s lessees of commercial vehicles. At December 31, 2013 and 2012, restricted cash was $1,244,000 and $160,000, respectively. The increase in restricted cash is primarily due to the new mortgage financing arrangement with CITIC Bank, which commenced in March 2013.

Deposits for inventories balances, which includes deposits for inventories, related party, increased slightly throughout the period. As of December 31, 2013, deposits for inventories were $26,000 as compared to $20,000 on December 31, 2012. Since the revenues for commercial vehicles increased by 138.5% for the year ended December 31, 2013 compared with the year ended December 31, 2012, there was also an increase in the deposits for commercial vehicle inventories to secure the supply of commercial vehicles for the year ended December 31, 2013.

Net investment in direct financing and sales-type leases began in March 2008 as a result of the inception of the commercial vehicles sales, servicing, leasing, and support business under which the Company enters into monthly installment arrangements with customers for a 26-month period. As the revenue increased during the period, the balance of net investment in leases increased accordingly.

Construction in progress decreased to nil as of December 31, 2013, a decrease of $76.7 million (100.0%) as compared with December 31, 2012. The amount originally represented the cost of construction for the Kai Yuan Center which had not yet been completed as of December 31, 2012. We completed the acquisition of the Kai Yuan Center in the second quarter of 2013, and the amount was subsequently reclassified to Property, equipment and leasehold improvements, net.

Property, equipment and improvements increased to $82.3 million as of December 31, 2013, an increase of $77.3 million, or 1,550.0%, as compared with December 31, 2012. The increase mainly relates to the reclassification of the cost of construction for the Kai Yuan Center and expenditures relating to costs associated with expanding the number of commercial vehicle sales, servicing, leasing and support centers during the year.

Accounts payable, related parties related to the financing arrangement for the Company’s purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business. Accounts payable, related parties increased from $2.2 to $57.6 million as of December 31, 2013, an increase of $55.4 million, or 2,518.2%, as compared with December 31, 2012. Such amounts were primarily related to the payables to our affiliates: Ruituo, Beiguo Auto and Xinji Beiguo Mall, to purchase commercial vehicles that were subsequently leased.

Short-term borrowings represent loans from various banks in the PRC. Short-term borrowings were used for working capital and capital expenditure purposes. The borrowings increased to $160.7 million as of December 31, 2013, from $102.5 million as of December 31, 2012, because the Company increased bank borrowings by $58.2 million during the year. The terms of the remaining outstanding bank borrowings range from 6 months to 12 months and began to expire in March 2014.

Long-term payables represent security deposits from customers and amounts due under the mortgage financing arrangement with CITIC Bank, where the Company’s customers obtain mortgage financing from CITIC while the Company provides a guarantee. The Company enters into a lease contract directly with the customer and also enters into a contractual obligation to repay the mortgage financing on behalf of the customer. The CITIC mortgage financing has a 24-month term and as a result the Company recognizes a long-term liability for amounts borrowed under the CITIC mortgage financing arrangement. Long-term payables increased from nil as of December 31, 2012 to $11.3 million as of December 31, 2013. The security deposit program and the mortgage financing arrangement began in March 2013. At the present time, the Company does not anticipate further utilizing the mortgage financing arrangement in the future.

The following table sets forth certain historical information with respect to the Company’s statements of cash flows (in thousands):

	Years Ended December 31,
	2013	2012	2011
Net cash provided by (used in) operating activities	$(129,080)	$262,938	$37,204
Net cash (used in) provided by investing activities	(8,892)	(71,978)	14,467
Net cash (used in) provided by financing activities	91,167	(158,465)	(41,879)
Net cash flow (used in) provided by discontinued operations	—	—	(830)
Effect of exchange rate change	2,398	234	3,138

Net increase (decrease) in cash and cash equivalents	$(44,407)	$32,729	$12,100

Operating Activities . Net cash used in operating activities for the year ended December 31, 2013 was $129.1 million, as compared to net cash provided by operating activities of $262.9 million and $37.2 million for the years ended December 31, 2012 and December 31, 2011, respectively. The decrease in cash flows provided by operating activities during fiscal 2013 was attributable primarily to the increase in growth of net investment in direct financing and sales-type leases, as a result of the increase in the number of new leases during fiscal 2013 as compared to fiscal 2012. On the other hand, the increase in cash provided by operating activities during fiscal 2012 was attributable primarily to the reduction of net investment in direct financing and sales-type leases, as a result of the decrease in the number of new leases during fiscal 2012 compared to fiscal 2011.

In the year ended December 31, 2013, operating activities used $129.1 million of cash. During 2013, the Company had net income of $11.8 million. In addition, the Company had an increase of restricted cash of $1.1 million, an increase of accounts receivable of $3.8 million, an increase of provision for bad debts of $8.9 million, an increase of net investment in direct financing and sales-type leases of $155.1 million, and an increase of prepaid expense and other current assets of $0.7 million. The remaining balance arises from changes in inventories, deposits for inventories, accounts payable, other payable and accrued liabilities, customer deposits, income tax payable, depreciation and amortization and other items.

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

Investing Activities . Net cash used in investing activities was $8.9 million and $72.0 million in the years ended December 31, 2013 and December 31, 2012, respectively.Net cash provided by investing activities was $14.5 million in the year ended December 31, 2011.

Financing Activities .Net cash provided by financing activities was $91.2 million in the year ended December 31, 2013, while net cash used in financing activities was $158.5 million and $41.9 million in the years ended December 31, 2012 and 2011, respectively. In the year ended December 31, 2013, the Company increased total net borrowings by $58.3 million and increased the net amount of accounts payable, related parties by $55.4 million from its affiliates, Ruituo, Beiguo Auto and Xinji Beiguo Mall as part of a financing arrangement to purchase commercial vehicles for leasing. The Company also received proceeds of $22.2 million from its affiliates, Hebei Kaiyuan and Beijing Wantong, and it repaid the amount of $50.7 million to its affiliates, Hebei Kaiyuan, Beijing Wantong, Kaiyuan Shengrong and Alliance Rich.

In the year ended December 31, 2012, the Company decreased total net borrowings by $92.1 million and increased the net amount of accounts payable by $2.2 million from its affiliate, Ruituo, as part of a financing arrangement to purchase commercial vehicles for leasing. On the other hand, the Company received proceeds of $137.1 million from its affiliates, Hebei Kaiyuan and Kaiyuan Shengrong, and it repaid the amount of $170.5 million to its affiliates, Honest Best, Kaiyuan Shengrong and AutoChina Inc. In addition, the Company used $29.3 million for a capital distribution and paid a special cash dividend of $5.9 million (or $0.25 per share) to its shareholders.

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

Net cash (used in) provided by discontinued operations. There was no net cash used in discontinued operations in the years ended December 31, 2013 and December 31, 2012, while the net cash used in discontinued operations was $0.8 million in the year ended December 31, 2011. In the year ended December 31, 2011, the net cash used by discontinued operations resulted primarily from the increase in operating activities of the discontinued real estate business. In the year ended December 31, 2012, the discontinued operations ceased to contribute to the cash flow of the Company.

Historically, most or all available cash is used to fund the investment in direct financing and sales-type leases, inventory growth and for capital expenditures. To the extent the investment in direct financing, sales-type leases, inventory growth, and capital expenditures exceed income from operations, the Company generally increases the borrowings under its financing facilities and from affiliates.

The Company currently leases all of the properties where commercial vehicle sales, servicing, leasing and support centers are located. It expects to continue to lease the majority of the properties where new stores or centers are located.

At December 31, 2013, the Company had $32.6 million of cash on hand, with $31.6 million of cash held in Renminbi. On a short-term basis, the Company’s principal sources of liquidity include income from operations, short-term borrowings from financial institutions including accounts payable, related party and borrowings from affiliates. On a longer-term basis, the Company expects its principal sources of liquidity to consist of income from operations, borrowings from financial institutions, affiliates and/or fixed interest term loans. Further, the Company believes, if necessary, it could raise additional capital through the issuance of debt and equity securities. The Company expects to use cash to (i) increase its net investment in direct financing and sales-type leases in line with its revenue growth; (ii) purchase property and equipment and to make improvements on existing property by the end of the year; and (iii) capital expenditures for maintenance and improvements of the Kai Yuan Center. In fiscal 2013, we incurred $0.6 million of capital expenditures for Kai Yuan Center. For fiscal 2014 we do not anticipate any significant capital expenditures related to the Kai Yuan Center. We believe that we have adequate liquidity to satisfy our capital needs for the near term, however we may need to raise additional capital to maintain our high rate of growth.

AutoChina’s borrowings primarily consisted of: (i) Short-term borrowings; (ii) Accounts payable, related parties; and (iii) Due to affiliates.

Short-term borrowings. Short-term borrowings represented loans from various financial institutions that were used for working capital and capital expenditures purposes. The loans from various financial institutions bear interest at rates ranging from 5.60% to 7.20% as of December 31, 2013 and have terms of up to one year.

Accounts payable, related parties. Accounts payable from related parties was primarily related to the payables for purchases of commercial vehicles for leasing due to the affiliates: Ruituo, a company which is controlled by Mr. Li, and Beiguo Auto and Xinji Beiguo Mall, companies in which Mr. Li holds an indirect beneficial ownership of approximately 20.92%. The payable balance for Ruituo is unsecured, bears interest at 8.00% per annum and is due on demand by Ruituo. The payable balances for Beiguo Auto and Xinji Beiguo Mall are unsecured and bear interest at 9.00% per annum. The Company expects to continue to rely on the financing from these three affiliates and believes they have sufficient capital to continue providing such financing to us in the foreseeable future.

Due to Affiliates. Due to affiliates represented the short-term loans borrowed from the Company’s affiliates to satisfy the Company’s short-term capital needs. The amount due to Alliance Rich represented a portion of the consideration paid in the acquisition of Heat Planet. The amount was payable within six months of occupation of the Kai Yuan Center by the Company, which was completed in April 2013 and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, which were delivered in December 2012. In October 2013, the unpaid amount began to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of December 31, 2013). The amount due to Hebei Kaiyuan was initially non-interest bearing, unsecured and due on demand by the lender. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum to the Company. The amount due to Kaiyuan Shengrong matured and was repaid in July 2013. The amounts due to Mr. Li and Smart Success Investment Limited were non-interest bearing, unsecured and due on demand by the lenders. The Company expects to continue relying on the financing from affiliates and believes the affiliates have sufficient capital to continue provide such financing to us in the foreseeable future.

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

Cash and cash equivalents as of December 31, 2013 are mainly held by the Company’s subsidiaries and VIEs. These cash balances cannot be transferred to the Company by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements.

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

Contractual Payment Obligations

The following is a summary of the Company’s contractual obligations for continuing operations as of December 31, 2013 (in thousands):

	Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Operating leases	$1,524	$749	$775	$—	$—
Short-term borrowings	160,737	160,737	—	—	—
Long-term payables	11,293	1,436	9,857	—	—
Accounts payable, related parties	57,586	57,586	—	—	—
Due to affiliates	38,143	38,143	—	—	—

Total	$269,283	$258,651	$10,632	$—	$—

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

Provision for Accounts Receivable and Net Investment in Direct Financing and Sales-Type Lease. Accounts receivables are unsecured, are stated at the amount the Company expects to collect from the value added services and the past due net investment in direct financing and sales-type leases. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. Net investment in direct financing and sales-type leases and receivables from value-added services is considered impaired, based on current information and events, if it is probable that we will be unable to collect all amounts due according to the contractual terms of the lease. The net investment in direct financing and sales-type leases and receivables from value-added services will be reviewed for impairment at each quarter end. Included in these amounts are leases that are default, non-performing or in bankruptcy. Based on our experience on non-performing sales-type leases, we also make provision for performing loans. Recognition of income is suspended and a lease is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases are recorded against the receivable and then to any unrecognized income. As of December 31, 2013 and 2012, management reviewed historical trends of collectability of the account receivable and net investments in sales-type leases balances and provided a $21,280,000 and $12,337,000 allowance for the uncollectible receivables, respectively.

Revenue Recognition. The Company recognizes its current new commercial vehicle lease financing arrangement, including leases under the mortgage financing arrangement with China CITIC Bank, as a sales-type lease.  For new commercial vehicles financed by the Company, the Company recognizes revenue when the following conditions are met: (a) when the lease contract is signed, (b) when the customer has taken possession of the vehicle, and (c) if the collectability of owed amounts are reasonably assured. The Company recognizes revenue using the fair value of the commercial vehicles by reference to the retail market price of the vehicles. The Company also records the sale of the GPS tracking unit sold to the lessee upon the transfer of the title and delivery of the product. These sales revenues are recorded as “Commercial Vehicles”.

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

Minimum contractual rental income related to office leases are recognized on a straight-line basis over the terms of the respective leases. Straight-line rental revenue commences when the customer assumes control of the leased premises. In accordance with the Company's standard lease terms, rental payments are generally due on a monthly basis. Deferred rent receivable represents the cumulative difference between rental revenue as recorded on a straight line basis and rents received from the tenants. Tenant recovery revenue includes payments from tenants as reimbursements for management fees and utilities, etc, which are recognized when the related expenses are incurred. Rental from office lease and tenant recovery revenue together were recorded as “Property lease and management.”

Foreign Currency Translation. The Company’s operations in China and Hong Kong use the local currencies - Renminbi (“RMB”) and Hong Kong dollar (“HKD”) as its functional currencies whereas amounts reported in the accompanying consolidated financial statements and disclosures are stated in U.S. dollars, the reporting currency of the Company, unless stated otherwise. As such, the consolidated balance sheets of the Company have been translated into U.S. dollars at the current rates listed by the People’s Bank of China as of December 31, 2013 and 2012 and the consolidated statements of income and comprehensive income for the years ended December 31, 2013, 2012 and 2011 have been translated into U.S. dollars at the average rates during the periods the transactions were recognized. The resulting translation adjustments are recorded as other comprehensive income in the consolidated statement of operations and comprehensive income. The following are the exchange rates used by the Company as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2013, 2012 and 2011.

	December 31, 2013	December 31, 2012	December 31, 2011
Exchange rates as of the date specified	6.0969:1 RMB to USD 7.7546:1 HKD to USD	6.2855:1 RMB to USD 7.7522:1 HKD to USD	6.3009:1 RMB to USD 7.7722:1 HKD to USD
Average exchange rates for the year ending on the date specified	6.1983:1 RMB to USD 7.7573:1 HKD to USD	6.3114:1 RMB to USD 7.7575:1 HKD to USD	6.4579:1 RMB to USD 7.7845:1 HKD to USD

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

AutoChina’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. AutoChina has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of December 31, 2013, AutoChina’s total outstanding interest-bearing loans amounted to $256.5 million with interest rates in the range of 6.16% to 9.00% per annum.  AutoChina has not been exposed, nor does it anticipate being exposed, to material risks due to changes in market interest rates.

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

Net income for the year ended December 31, 2013 of RMB73.3 million is reported as $11,828,000 based on the 2013 year-to-date average Renminbi to U.S. dollar exchange rate of 6.1983.  Net income would increase $197,000 to $12,025,000 based on the December 31, 2013 exchange rate of 6.0969 Renminbi per U.S. dollar.  However, net income would decrease $2,995,000 to $8,833,000 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Net income for the year ended December 31, 2012 of RMB148.6 million is reported as $23,549,000 based on the 2012 year-to-date average Renminbi to U.S. dollar exchange rate of 6.3114.  Net income would increase $123,000 to $23,672,000 based on the December 31, 2012 exchange rate of 6.2855 Renminbi per U.S. dollar.  However, net income would decrease $7,146,000 to $16,403,000 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

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

Off-Balance Sheet Arrangements

In September 2011, the Company provided a bank loan guarantee for the amount of RMB65 million and pledged lease receivables to Kaiyuan Shengrong for the amount of RMB20 million. Kaiyuan Shengrong granted the aggregate of RMB50 million one-year loan from a local bank and lent RMB50 million to the Company at the same time. Kaiyuan Shengrong is subject to the average interest rate of 6.93% per annum, which is adjustable in connection with the base rate established by the People’s Bank of China. The Company, as guarantor, is charged the same interest rate. The bank loan and respective bank loan guarantee matured in July 2013.

In March 2013, Ganglian Finance Leasing entered into a mortgage financing arrangement with China CITIC Bank, Shijiazhuang, Hebei Province Branch (“CITIC Bank”), whereby CITIC Bank agreed to provide up to 50% of the mortgage financing to Ganglian Finance Leasing’s lessees of commercial vehicles. Ganglian Finance Leasing agreed to provide a full guarantee to CITIC Bank for such mortgage financing and provided a pledge of the ownership of the commercial vehicle to CITIC Bank to secure its guarantees. As of December 31, 2013, the loan balance guaranteed by the Company amounted to $2,498.

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company’s results.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

AutoChina’s current directors, executive officers and key employees are as follows:

Name	Age	Position
Yong Hui Li	52	Chairman, Chief Executive Officer and Director
Lei Chen	47	Senior Vice President
Jason Chia-Lun Wang	38	Chief Financial Officer
Xing Wei	53	Chief Operating Officer
Hui Kai Yan	49	Director and Secretary
James Cheng-Jee Sha	64	Director
Diana Chia-Huei Liu	49	Director
Leon Ling Chen	50	Director

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

Jason Chia-Lun Wang has served as AutoChina’s Chief Financial Officer since July 2009.  Mr. Wang has also served as an independent director of Prime Acquisition Corp., a blank check company, since its inception in February 2011. From December 2007 until joining AutoChina, Mr. Wang served as Director of Research and Analytics at Private Equity Management Group Inc. where he was responsible for analysis of prospective investments, credit and cash flow analysis, and valuations.  From July 2005 until December 2007, Mr. Wang worked at QUALCOMM Inc., a developer and innovator of advanced wireless technologies, products and services, where his responsibilities included all phases of venture capital investing, from target company identification to portfolio management. From July 2004 until July 2005, Mr. Wang was an investment banking associate at Relational Advisors LLC, where he specialized in mergers and acquisitions and debt and equity fundraising. From March 2000 until July 2002, Mr. Wang was the Director of Corporate Development and Planning at 24/7 Real Media Inc., a global digital marketing company. Prior to that, Mr. Wang was an investment banking analyst in the Global Mergers and Acquisitions Group at Chase Securities Inc. Mr. Wang received his MBA from the UCLA Anderson School of Management in June 2004 and bachelor degrees from both the Wharton School and the School of Engineering and Applied Science at the University of Pennsylvania in May 1998.

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

Leon Ling Chen has served as a member of AutoChina’s Board of Directors since December 29, 2011. Mr. Chen is the Managing Director of Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd., the Chinese subsidiary of Graham Corporation (NYSE Amex: GHM), where he manages China operations, oversees financial control and accounting activities, and leads the expansion of sales and distribution networks within China. Mr. Chen joined Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd. in January of 2006, and also serves as a member of the board of directors of the company. Prior to his tenure at Graham, Mr. Chen was President and CEO of Bayspec Inc., a vertically integrated spectral sensing company. Mr. Chen received a BS in engineering from Tianjin University in China, and a BA in Economics from University of International Business & Economics in Beijing, China.

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

•	Yong Hui Li receives no compensation for serving as Chief Executive Officer, Jason Wang receives $220,000 per year as compensation for serving as Chief Financial Officer, Wei Xing receives $38,486 per year as compensation for serving as Chief Operating Officer, Hui Kai Yan receives $34,399 per year as compensation for serving as Secretary and Chen Lei receives $34,399 per year as compensation for serving as Senior Vice President. No executive officer is entitled to a bonus, unless otherwise approved by the board of directors;

•	the employment agreements may be terminated by the Company (i) upon termination of the executive “for cause”, which is defined as (A) the failure of the executive to properly carry out his duties after notice by the Company of the failure to do so and a reasonable opportunity for the executive to correct the same within a reasonable period specified by the Company; (B) any breach by the executive of one or more provisions of any written agreement with, or written policies of, the Company or his fiduciary duties to the Company likely to cause material harm to the Company and its affiliates, at the Company’s reasonable discretion, or (C) any theft, fraud, dishonesty or serious misconduct by the executive involving his duties or the property, business, reputation or affairs of the Company and its affiliates, (ii) due to the executive’s death, (iii) in the event the executive becomes eligible for the Company’s long-term disability benefits or if the executive is unable to carry out his responsibilities as a result of a physical or mental impairment for more than 90 consecutive days or for more than 120 days in any 12-month period, subject to applicable laws, and (iv) without cause upon one month written notice, in which case the executive will be entitled to 3 months’ base salary severance to the extent the executive is not otherwise employed during the severance period;

•	the employment agreements may be terminated by the respective executives: (i) for any reason or no reason at all upon 3 months’ advanced notice, or (ii) for “good reason” upon notice of the reason within 3 months of the event causing such reason and subject to a 20-day cure period for the Company. “Good reason” is defined as: a material reduction in the executive’s base salary, except for reductions that are comparable to reductions generally applicable to similarly situated executives of AutoChina if (i) such reduction is effected by the Company without the consent of the executive and (ii) such event occurs within 3 months after a change in control. If the agreement is terminated by the executive for “good reason” then the executive is entitled to 1 month’s base salary severance to the extent the executive is not otherwise employed during the severance period;

•	each executive is subject to the non-compete, non-solicitation provisions of the agreement for a term of one year following termination of the employment agreement;

•	except for “prior inventions” (which is defined as all inventions, original works of authorship, developments, improvements, and trade secrets which were made by the executive prior to the executive’s employment with the Company), all inventions and other intellectual property created by the executive during the term of employment are the property of the Company, and the executive agrees to assist the Company to secure such intellectual property rights; and

•	the employment agreements include other customary terms and conditions, and are governed by the laws of Hong Kong.

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

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)		Stock Awards ($)	All other Compensation ($)	Total Compensation ($)
Yong Hui Li, Chief Executive Officer (1)	2013	—	—	—		—	—	—
Hui Kai Yan, Director (2)	2013	34,399	—	111,488	(6)	—	—	145,887
Xing Wei, Chief Operating Officer (3)	2013	38,486	—	252,115	(6)	—	—	290,601
Jason Wang, Chief Financial Officer (4)	2013	220,000	10,000	111,488	(6)	—	—	341,488
Lei Chen, Senior Vice-President (5)	2013	34,399	—	111,488	(6)	—	—	145,887

(1)	Mr. Li served as ACG’s sole director from July 2007 until October 2007 and again from June 2008 until the present. Mr. Li has not received any compensation for service on ACG’s board or directors. In connection with our acquisition of ACG, Mr. Li was appointed as Chairman and Chief Executive Officer of AutoChina.

(2)	Mr. Yan has served as Senior Vice-President of ACG since August 1997. In connection with our acquisition of ACG, Mr. Yan was appointed as AutoChina’s Secretary and as a member of AutoChina’s Board of Directors.

(3)	Mr. Wei has served as Chief Operating Officer of ACG since September 2008. In connection with our acquisition of ACG, Mr. Wei was appointed as Chief Operating Officer of AutoChina.

(4)	Mr. Wang joined AutoChina on July 16, 2009 as Chief Financial Officer.

(5)	Mr. Chen has served as Senior Vice-President of ACG since September 2008. In connection with our acquisition of ACG, Mr. Chen was appointed AutoChina’s Senior Vice President.

(6)	On March 23, 2011, August 19, 2010 and September 3, 2009, stock options for 72,000, 52,800 and 105,600 shares of AutoChina with an exercise price of $36.38, $27.19 and $9.50 per share, respectively, were granted to Mr. Wei. On August 19, 2010 and September 3, 2009, stock options for 38,400 and 76,800 shares of AutoChina with an exercise price of $27.19 and $9.50 per share, respectively, were granted to each of Mr. Wang, Mr. Yan and Mr. Chen. The exercise prices were the market prices on the dates of grant. On August 6, 2012, the Company’s board of directors determined to amend certain Share Option Award Agreements entered into pursuant to the Incentive Plan to reduce the exercise price per share thereunder to the current fair market value of the Company’s ordinary shares, which is $14.50 per share. The exercise prices of the stock options granted on March 23, 2011 and August 19, 2010 were affected and reduced to $14.50 per share thereafter. The value reported for each executive is the cost recognized in our financial statements during fiscal 2012, calculated in accordance with Accounting Standards Codification Topic 718 “Share-based Compensation.”

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

As of December 31, 2013, there are approximately 2,737 employees, directors and consultants who are currently eligible to receive awards under the Incentive Plan. New directors, employees and consultants of AutoChina or its affiliates are eligible to participate in the incentive plan as well.

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

As of December 31, 2013, 29,250 of these stock options had been exercised, and AutoChina recorded compensation expense of $15,039,000 based on estimated fair value of the stock options on their dates of grant. All of the exercised stock options utilized a net exercise method, and therefore, the Company did not received any cash proceeds from their exercise. The per share fair value of the stock options granted under the Incentive Plan was initially estimated using the Black-Scholes option-pricing model with the following assumptions:

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

The following table summarizes the outstanding options granted under the incentive plan as at December 31, 2013, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at December 31, 2013	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at December 31, 2013	Weighted Average Exercise Price

$9.50 to $14.50	1,491,228	$4.77	6.05	1,409,326	$12.23

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

Special Terms Relating to Stock Options

The incentive plan provides for the grant of stock options, which may be either “incentive stock options” (ISOs), which are intended to meet the requirements for special U.S. federal income tax treatment under the Code, or “nonqualified stock options” (NQSOs). Stock options may be granted under the Incentive Plan on such terms and conditions as the Board of Directors or the Committee, if any, may determine; however, the per ordinary share exercise price under a stock option granted under the incentive plan may not be less than 100% of the “fair market value” (as defined in the incentive plan) of an ordinary share on the date of grant of the stock option, and the term of an ISO may not exceed ten years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital stock of AutoChina or a parent or subsidiary of AutoChina). ISOs may only be granted to employees. In addition, the aggregate fair market value of the ordinary shares underlying one or more ISOs (determined at the time of grant of the ISO or ISOs) which are exercisable for the first time by any one employee during any calendar year may not exceed $100,000. The Board of Directors or the Committee, if any, may permit a cashless “net exercise” of stock options granted under the incentive plan. As of December 31, 2013, all the stock options granted are ISOs.

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

Retirement Benefits

As of December 31, 2013, AutoChina’s subsidiaries in the PRC have participated the government-mandated employee welfare and retirement benefit contribution and provided pension, retirement or similar benefits to its employees. The PRC regulations require our PRC subsidiaries to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees.  The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits.  Our subsidiaries have no further commitments beyond this monthly contribution.

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

The governance and nominating committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the governance and nominating committee a candidate for election to the board should send their letters to AutoChina International Limited, 27/F, Kai Yuan Center, No. 5, East Main Street, Shijiazhuang, Hebei, 050011, People’s Republic of China, Attention: Governance and Nominating Committee. The corporate secretary will promptly forward all such letters to the members of the governance and nominating committee. Shareholders must follow certain procedures to recommend to the governance and nominating committee candidates for election as directors. In general, in order to provide sufficient time to enable the governance and nominating committee to evaluate candidates recommended by shareholders in connection with selecting candidates for nomination in connection with AutoChina’s annual meeting of shareholders, the corporate secretary must receive the shareholder’s recommendation no later than thirty (30) days after the end of AutoChina’s fiscal year. For a list of information required to be submitted with a recommendation, please contact AutoChina’s secretary at the address listed above.

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

On December 31, 2013, our subsidiaries had 2,737 employees, of which 670 employees are members of management (including managers at each facility).

AutoChina has no contracts or collective bargaining agreements with labor unions and has never experienced work stoppages. AutoChina considers its relations with its employees to be good.

E.	Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth, as of February 28, 2014, certain information regarding beneficial ownership of AutoChina’s ordinary shares by each person who is known by AutoChina to beneficially own more than 5% of AutoChina’s ordinary shares. The table also identifies the stock ownership of each of AutoChina’s directors, each of AutoChina’s named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. AutoChina’s major shareholders do not have different voting rights than any other holder of AutoChina’s ordinary shares.

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

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares (2)
Honest Best Int’l Ltd. (3)	15,743,651		66.86%
Yong Hui Li	15,743,651	(4)	66.86%
James Cheng-Jee Sha	1,295,157	(5)	5.50%
Diana Chia-Huei Liu	301,161	(6)	1.28%
Xing Wei	311,742	(7)	1.31%
Leon Ling Chen	5,000	(8)	*
Lei Chen	183,944	(9)	*
Jason Wang	127,900	(10)	*
Hui Kai Yan	168,100	(11)	*

All directors and executive officers as a group (eight individuals)	18,136,655	(12)	77.03%

* Less than 1%

(1)	Unless indicated otherwise, the business address of each of the individuals is 27/F, Kai Yuan Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China.

(2)	Based on 23,545,939 ordinary shares of AutoChina issued and outstanding as of February 28, 2014, except that ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(3)	Yong Hui Li is the sole shareholder of Honest Best Int’l Ltd. and has sole voting and dispositive power over such shares.

(4)	Consists of 15,743,651ordinary shares of AutoChina owned by Honest Best Int’l Ltd., whose sole shareholder is Mr. Yong Hui Li.

(5)	Consists of 515,157 ordinary shares of AutoChina owned by James Cheng-Jee Sha, 480,000 ordinary shares owned by Sha Living Trust. Mr. Sha is a trustee of Sha Living Trust, and 300,000 ordinary shares owned by Irrevocable Trust of James C J Sha and Wen-Hsing Sha. Mr. Sha’s spouse is a trustee of this trust.

(6)	Includes 9,798 ordinary shares of AutoChina owned by William Tsu-Cheng Yu, Ms. Liu’s husband.

(7)	Includes 209,500 shares underlying incentive stock options exercisable within 60 days of this annual report.

(8)	Includes 2,200 ordinary shares of AutoChina owned by Xue Jun Yan, Mr. Chen’s wife.

(9)	Consists of 23,944 ordinary shares and 112,000 shares underlying vested incentive stock options which are exercisable within 60 days owned by Lei Chen, and 48,000 ordinary shares of AutoChina owned by Lei Chen’s spouse.

(10)	Includes 112,000 shares underlying incentive stock options exercisable within 60 days of this annual report.

(11)	Includes 112,000 shares underlying incentive stock options exercisable within 60 days of this annual report.

(12)	Includes 545,500 shares underlying 576,000 incentive stock options exercisable within 60 days of this annual report.

For a description of the AutoChina International Limited 2009 Equity Incentive Plan, please refer to Item 6B.

As of December 31, 2013, approximately 29.6% of the ordinary shares were held by residents of the United States and there were 4 shareholder of record in the United States.

B.	Related Party Transactions

Due to affiliates:

The Company has borrowed from various companies affiliated with the Company’s Chairman and CEO, Mr. Yong Hui Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs. The amount of $5.4 million due to Hebei Kaiyuan is unsecured, payable on demand, and was initially non -interest bearing. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum.

The amount of $32.6 million due to Alliance Rich represented a portion of the consideration paid in the acquisition of Heat Planet. The amount is due and payable and accrues interest at the one-year rate announced by the People’s Bank of China. (6.00% as of December 31, 2013).

On July 3, 2012 and September 29, 2012, the Company borrowed $4.8 million and $3.2 million, respectively, in the form of one-year unsecured loans from Kaiyuan Shengrong. The loans bear the average interest rate of 6.93% per annum, which are adjustable in connection with the base rate established by the People’s Bank of China. The loans matured and were repaid in July 2013.

The amount due to Smart Success Investment Limited (“Smart Success”) was non-interest bearing, unsecured and due on demand by the lender.

The outstanding amounts due to related parties were as follows:

$ in thousands	Notes	December 31, 2013
Due to affiliates:

Mr. Li	(1)	$144
Alliance Rich	(2)	32,560
Hebei Kaiyuan	(2)	5,430
Smart Success	(2)	9
Total		$38,143

Notes:

(1)	The Chairman and Chief Executive Officer of AutoChina.

(2)	Entity controlled by Mr. Li.

Accounts payable, related parties:

As of December 31, 2013, the Company purchased commercial vehicles from Ruituo, a company which is controlled by Mr. Li’s brother. The amount due to Ruituo was non-interest bearing until October 2011. In addition, the payable balance is unsecured and due on demand by Ruituo. In October 2011, Ruituo began charging interest at 8.00% per annum to the Company for the payables.

In December 2013, the Company began obtaining short-term trade financing for the continuing operations to purchase commercial vehicles from Hebei Beiguo Auto Mall Limited (“Beiguo Auto”) and Xinji Beiguo Mall Limited (“Xinji Beiguo Mall”), companies affiliated with Mr. Li., the Company’s Chairman and Chief Executive Officer. Mr. Li holds 20.92% of indirect beneficial ownership in both Beiguo Auto and Xinji Beiguo Mall. The Company pays a financing charge of approximately 9% per annum to Beiguo Auto and Xinji Beiguo Mall for the funds obtained pursuant to this financing arrangement. The financing arrangement is personally guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days. Accordingly, the Company has classified the movements in these payable balances as financing activities on the statement of cash flows.

The outstanding amount of accounts payable, related party as of December 31, 2013 was as follows:

$ in thousands	Note	December 31, 2013

Ruituo	(1)	$45,025
Beiguo Auto	(2)	3,116
Xinji Beiguo Mall	(2)	9,445

Notes:

(1)	Entity controlled by Mr. Li’s brother.
(2)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%

During the year ended December 31, 2013, the details of the related party transactions were as follows:

$ in thousands	Notes	Year ended December 31, 2013
Related Parties Transactions

Capital nature:
Hebei Kaiyuan	(1) (a)	$20,973
Hebei Kaiyuan	(1) (d)	19,562
Kaiyuan Shengrong	(1) (b)	10,487
Kaiyuan Shengrong	(1) (c)	10,487
Hebei Ruijie Hotel Management Co. Ltd	(1) (a)	24,200
Ruituo	(2) (a)	24,200
Beijing Wantong Longxin Auto Trading Co., Ltd.	(3) (d)	2,662
Mr. Li	(4) (a)	69,374
Alliance Rich	(1) (f)	339

Trading nature:
Hebei Kaiyuan	(1) (f)	$329
Kaiyuan Shengrong	(1) (f)	325
Ruituo	(2) (e)	557,614
Ruituo	(2) (f)	896
Beiguo Auto	(5) (e)	3,025
Beiguo Auto	(5) (f)	20
Xinji Beiguo Mall	(5) (e)	9,168
Xinji Beiguo Mall	(5) (f)	61

Notes :

(1)	Entity controlled by Mr. Li.
(2)	Entity controlled by Mr. Li’s brother.
(3)	Entity in which Mr. Li’s brother holds a 40% equity interest.
(4)	The Chairman and Chief Executive Officer of AutoChina.
(5)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%.

Nature of transaction:

(a)	Bank loan guarantee provided by the affiliates to the Company.
(b)	Bank loan guarantee provided by the Company to the affiliate.
(c)	Receivables of the Company pledged to guarantee the bank loans borne by the affiliate.
(d)	Loan provided to the Company during the period.
(e)	Sale of automobiles to the Company, including VAT, during the period.
(f)	Interest expenses incurred by the Company during the period.
(g)	Deposits for inventories made by the Company to affiliates for the purchase of commercial vehicles and amounts returned during the year.

AutoChina’s management believes that these transactions were fair to the Company, made at market prices and on terms that are similar as would be available from an unaffiliated third party.

Since the year ended December 31, 2010, the Company started purchasing commercial vehicles from an affiliate of Mr. Li, Ruituo, at a markup of approximately 0.3%. The balance due on such purchase is interest-free, unsecured and due on demand and was initially interest-free. In October 2011, Ruituo began charging interest at 8.00% per annum to the Company for the payables. During the year ended December 31, 2013, we purchased commercial vehicles from Ruituo amounting to $557,615,000 and incurred interest expense of $896,000.

Since December 2013 the Company began obtaining short-term trade financing for the continuing operations to purchase commercial vehicles from Beiguo Auto and Xinji Beiguo Mall. During the year ended December 31, 2013, we purchased commercial vehicles from Beiguo Auto amounting to $ 3,025,000 and incurred interest expense of $20,000, and purchased commercial vehicles from Xinji Beiguo Mall amounting to $9,168,000 and incurred interest expense of $61,000.

The Company occupied office space in Shijiazhuang, China provided by Hebei Kaiyuan, an affiliate of Mr. Li. Hebei Kaiyuan agreed to provide the office space free of charge and no rental costs were incurred by the Company until April 2013, when the Company moved to and began occupying its new wholly-owned office space in the Kai Yuan Center.

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

The table below reflects the high and low bid prices for AutoChina’s ordinary shares for the period from March 28, 2008 through October 5, 2009, when the Company’s stock was quoted on the OTC Bulletin Board. The OTC Bulletin Board quotations reflect inter-dealer prices, are without retail markup, markdowns or commissions, and may not represent actual transactions. The table below also reflects the high and low sales prices on the NASDAQ Stock Market for the period from October 5, 2009 through October 4, 2011, the high and low bid prices for AutoChina’s ordinary shares on the OTC Bulletin Board Pink Sheets for the period from October 5, 2011 through February 28, 2012 and the high and low bid prices for AutoChina’s ordinary shares on the OTC Bulletin Board for the period from February 28, 2012 through February 28, 2014.

	Ordinary Shares
	High	Low
Annual Highs and Lows
2008	$7.30	$6.50
2009	35.99	6.50
2010	48.50	20.50
2011	39.81	6.00
2012	28.50	11.50
2013	21.00	5.10
2014 (through February 28)	20.00	16.00

Quarterly Highs and Lows

2010
First Quarter	$48.50	$22.05
Second Quarter	33.20	20.50
Third Quarter	31.40	20.81
Fourth Quarter	27.00	23.27
2011
First Quarter	$39.81	$19.68
Second Quarter	35.10	24.78
Third Quarter	28.20	8.14
Fourth Quarter	24.90	6.00
2012
First Quarter	$28.50	$20.00
Second Quarter	24.00	14.80
Third Quarter	19.10	11.50
Fourth Quarter	21.00	16.65
2013
First Quarter	$21.00	$16.00
Second Quarter	21.00	5.10
Third Quarter	15.00	12.50
Fourth Quarter	20.00	9.90

Monthly Highs and Lows
September 2013	$12.50	$12.50
October 2013	13.80	11.75
November 2013	13.80	13.80
December 2013	20.00	9.90
January 2014	20.00	16.00
February 2014	16.00	16.00

Number of Holders.  As of February 28, 2014, there were 10 holders of record of our outstanding ordinary shares, though we believe that the number of beneficial holders is significantly greater.

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

On July 4, 2012, Ganglian Finance Leasing entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Ganglian Finance Leasing borrowed RMB50 million from CITIC Lender. The loan was fully drawn on July 4, 2012. The loan bore interest at 7.2565% per annum, payable monthly. The loan was guaranteed by Chuanglian, which pledged its right to certain truck lease fees, and matured and was repaid on July 4, 2013.

On July 4, 2012, Ganglian Finance Leasing guaranteed a loan issued by CITIC Lender to an affiliate, Kaiyuan Shengrong, in the amount of RMB30 million, and such affiliate lent RMB30 million to Kaiyuan Auto Trade on the same terms as the original loan from CITIC Lender to the affiliate, which loan we refer to as the New Affiliate Loan. The term of the New Affiliate Loan was from September 19, 2012 until September 19, 2013. The New Affiliate Loan bore interest at 7.2565% per annum, and was payable in one lump sum upon repayment of the principal. The loan was repaid on July 3, 2013.

On August 16, 2012, Kaiyuan Auto Trade entered into a loan agreement with Agricultural Bank of China, Shijiazhuang North City Branch, or ABC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB20 million from ABC Lender. The loan was fully drawn on August 16, 2012. The loan bore interest at 5.60% per annum, payable at maturity. The loan was secured by certain receivables to which Ganglian Finance Leasing is entitled, and was fully repaid on February 7, 2013.

On August 21, 2012, Kaiyuan Auto Trade entered into a loan agreement with ABC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB25 million from ABC Lender. The loan was fully drawn on August 21, 2012. The loan bore interest at 5.60% per annum, payable at maturity. The loan was secured by certain receivables to which Ganglian Finance Leasing is entitled, and was fully repaid on February 16, 2013.

On August 30, 2012, Hebei Xuhua Trading entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Hebei Xuhua Trading borrowed RMB50 million from CITIC Lender. The loan was fully drawn on August 30, 2012. The loan bore interest at 6.90% per annum, payable monthly. The loan was guaranteed by Ganglian Finance Leasing, which pledged its right to certain truck lease fees, and matured and was repaid on August 23, 2013.

On August 30, 2012, Kaiyuan Auto Trade entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB50 million from CITIC Lender. The loan was fully drawn on August 30, 2012. The loan bore interest at 6.90% per annum, payable monthly. The loan was guaranteed by Ganglian Finance Leasing, which pledged its right to certain truck lease fees, and matured and was repaid on August 30, 2013.

On August 30, 2012, Chuanglian entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Chuanglian borrowed RMB20 million from CITIC Lender. The loan was fully drawn on August 30, 2012. The loan bore interest at 6.90% per annum, payable monthly. The loan was guaranteed by Ganglian Finance Leasing, which pledged its right to certain truck lease fees, and matured and was repaid on August 23, 2013.

On September 3, 2012, Kaiyuan Auto Trade entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB100 million from ABC Lender. The loan was fully drawn on September 3, 2012. The loan bore interest at 6.60% per annum, payable monthly. The loan was secured by the properties owned by Hebei Kaiyuan, and matured and was repaid on September 3, 2013.

On September 24, 2012, Chuanglian, entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Chuanglian borrowed RMB50 million from CITIC Lender. The loan was fully drawn on September 24, 2012. The loan bore interest at 6.60% per annum, payable monthly. The loan was guaranteed by Ganglian Finance Leasing, which pledged its right to certain truck lease fees, and matured and was repaid on September 24, 2013.

On October 7, 2012, Kaiyuan Auto Trade entered into a loan agreement with ABC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB45 million from ABC Lender. The loan was fully drawn on October 7, 2012. The loan bore interest at 6.16% per annum, payable monthly. The loan is secured by certain receivables to which Ganglian Finance Leasing is entitled, and was fully repaid on January 4, 2013.

On November 5, 2012, Ganglian Finance Leasing entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Ganglian Finance Leasing borrowed RMB50 million from CITIC Lender. The loan was fully drawn on November 5, 2012. The loan bore interest at 6.60% per annum, payable monthly. The loan is guaranteed by Chuanglian, which pledged its right to certain truck lease fees, and matured and was repaid on October 29, 2013.

On January 31, 2013, Kaiyuan Auto Trade entered into a loan agreement, we refer to as the Guotai Loan, with Guotai Lender and Hua Xia, for a 1-year borrowing of RMB150 million. The loan bore interest at 6.60% per annum, payable quarterly. The Guotai Loan is guaranteed by Chuanglian, Ganglian Finance Leasing, Hebei Xuhua Trading and the Company’s affiliates, Ruituo and Ruihua Real Estate. The Guotai Loan is also secured by certain receivables to which Ganglian Financing Lease is entitled. It was fully drawn on January 31, 2013 and matured and was repaid on January 30, 2014.

On March 29, 2013, Kaiyuan Auto Trade entered into a loan agreement with ABC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB100 million from ABC Lender. The loan was fully drawn on April 2, 2013. The loan bore interest at 5.10% per annum, payable in a lump sum at maturity. The loan was secured by certain receivables to which Ganglian Finance Leasing is entitled , and matured and was repaid on August 29, 2013.

On April 19, 2013, Kaiyuan Auto Trade entered into a loan agreement with ABC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB100 million from ABC Lender. The loan was fully drawn on April 19, 2013. The loan bore interest at 4.8% per annum, payable in a lump sum at maturity. The loan was secured by certain receivables to which Ganglian Finance Leasing is entitled , and matured and was repaid on October 9, 2013.

On August 23, 2013, Ganglian Finance Leasing entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Ganglian Finance Leasing borrowed RMB100 million from CITIC Lender. The loan was fully drawn on August 23, 2013. The loan bears interest at 6.60% per annum, payable monthly. The loan is guaranteed by Ganglian Finance Leasing, which pledged its rights to certain receivables, and is also guaranteed by Mr. Li and Chuanglian Finance Leasing. The loan matures on August 23, 2014.

On August 29, 2013, Kaiyuan Auto Trade entered into a loan agreement with ABC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB100 million from ABC Lender. The loan was fully drawn on August 29, 2013. The loan bore interest at 6.16% per annum, payable in a lump sum at maturity. The loan was secured by certain receivables to which Ganglian Finance Leasing is entitled , and matured and was repaid on February 25, 2014.

On September 2, 2013, Hebei Chuanglian Finance Leasing entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Hebei Chuanglian Finance Leasing borrowed RMB70 million from CITIC Lender. The loan was fully drawn on September 2, 2013. The loan bears interest at 6.60% per annum, payable monthly. The loan is guaranteed by Ganglian Finance Leasing and Chuanglian Finance Leasing, which pledged its rights to certain receivables, and matures on September 2, 2014.

On September 2, 2013, Hebei Xuhua Trading entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Hebei Xuhua Trading borrowed RMB30 million from CITIC Lender. The loan was fully drawn on September 2, 2013. The loan bears interest at 6.60% per annum, payable monthly. The loan is guaranteed Ganglian Finance Leasing, which pledged its rights to certain receivables, and is also guaranteed by Hebei Chuanglian Finance Leasing and Mr. Li. The loan matures on September 2, 2014.

On October 9, 2013, Hebei Xuhua Trading entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Hebei Xuhua Trading borrowed RMB90 million from CITIC Lender. The loan was fully drawn on October 9, 2013. The loan bears interest at 7.20% per annum, payable monthly. The loan is guaranteed Ganglian Finance Leasing, which pledged its rights to certain receivables, and is also guaranteed by Hebei Chuanglian Finance Leasing and Mr. Li. The loan matures on October 9, 2014.

On October 9, 2013, Kaiyuan Auto Trade entered into a loan agreement with ABC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB100 million from ABC Lender. The loan was fully drawn on October 9, 2013. The loan bore interest at 6.16% per annum, payable in a lump sum at maturity. The loan was secured by certain receivables to which Ganglian Finance Leasing is entitled, and matured and was repaid on March 16, 2014.

On October 29, 2013, Ganglian Finance Leasing entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Ganglian Finance Leasing borrowed RMB50 million from CITIC Lender. The loan was fully drawn on October 29, 2013. The loan bears interest at 6.90% per annum, payable monthly. The loan is guaranteed Ganglian Finance Leasing, which pledged its rights to certain receivables, and is also guaranteed by Mr. Li. The loan matures on October 29, 2014.

On October 30, 2013, Kaiyuan Auto Trade entered into a loan agreement with ABC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB200 million from ABC Lender. The loan was fully drawn in three installments on November 5, 2013, November 19, 2013 and December 10, 2013. The loan bears interest at 6.60% per annum, payable in lump sums 12 months after they were drawn. The loan is secured by certain receivables to which Hebei Chuanglian Finance Leasing is entitled.

Except for above, as of February 28, 2014, the Company has not entered into any other material contracts.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our securities as capital assets within the meaning of Section 1221 of the Code and does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares;

•	persons that acquired our securities pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

•	persons that hold or held our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	controlled foreign corporations; or

•	passive foreign investment companies.

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

As of February 28, 2014, there had been no other changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities had not been altered by the issuance or modification of any other class of securities.

There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as December 31, 2013. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2013 were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the criteria established in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2013.

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

We have audited AutoChina International Limited and Subsidiaries’ (the "Company") internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 1992. The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management Annual Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 1992.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2013 and 2012 and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013, and our report dated April 18, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk LLP

New York, New York

April 18, 2014

D.	Changes in Internal Controls Over Financial Reporting

It should be noted that while our disclosure controls and procedures as of December 31, 2013 were designed at the reasonable assurance level, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

The following table represents the approximate aggregate fees for services rendered by Marcum Bernstein & Pinchuk LLP and Crowe Horwath LLP for fiscal years ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012

Audit Fees – Marcum Bernstein & Pinchuk LLP	$524,645	$591,061
Audit-Related Fees – Marcum Bernstein & Pinchuk LLP	—	107,578
Audit-Related Fees – Crowe Horwath LLP	—	3,800
Total Fees	$524,645	$702,439

Audit Fees

Marcum Bernstein & Pinchuk LLP audit fees for 2013 and 2012 consist of the audits of our financial statements for the years ended December 31, 2013, 2012 and 2011 and the reviews of our interim financial statements included in 6-K filings for 2013 and 2012.

Audit-Related Fees

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

Tax Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP or Crowe Horwath LLP for tax services rendered during fiscal years ended December 31, 2013 and 2012.

All Other Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP or Crowe Horwath LLP for other professional services rendered during fiscal years ended December 31, 2013 and 2012.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company did not repurchase any of its shares in the years ended December 31, 2012 and 2011.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

There were no changes in to certifying accountant for the year ended December 31, 2012.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association (1)
2.1	Specimen Ordinary Share Certificate (2)
4.1	Share Exchange Agreement (3)
4.2	Form of Indemnification Agreement (4)
4.3	Form of AutoChina International Limited 2009 Equity Incentive Plan (5)
4.4	Executive Employment Agreement between the Registrant and Yong Hui Li, dated April 9, 2012 (10)
4.5	Executive Employment Agreement between the Registrant and Wei Xing, dated April 9, 2012 (10)
4.6	Executive Employment Agreement between the Registrant and Chen Lei, dated April 9, 2012 (10)
4.7	Executive Employment Agreement between the Registrant and Jason Wang, dated October 11, 2012 (10)
4.8	Business Operation Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (10)
4.9	Equity Pledge Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (10)
4.10	Option Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (10)
4.11	Services Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (10)
4.12	Voting Attorney Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (10)
4.13	Business Operation Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd.., dated January 31, 2013 (10)
4.14	Equity Pledge Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (10)
4.15	Option Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (10)
4.16	Services Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (10)
4.17	Voting Attorney Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (10)
4.18	Business Operation Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd.., dated January 31, 2013 (10)
4.19	Equity Pledge Agreement between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (10)
4.20	Option Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (10)
4.21	Services Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (10)
4.22	Voting Attorney Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (10)
4.23	Summary of Lease Securitization Agreement, by and between Chuangjie Trading and Citic Trust Co., Ltd., dated October 28, 2010 (6)
4.25	Summary of Loan Agreement dated July 3, 2012 between Ganglian Finance Leasing Co., Ltd. and Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. (10)
4.26	Summary of Loan Agreement dated July 4, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.27	Summary of Loan Agreement dated August 30, 2012 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch (10)

4.28	Summary of Loan Agreement dated August 30, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.29	Summary of Loan Agreement dated August 30, 2012 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.30	Summary of Loan Agreement dated September 3, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.31	Summary of Loan Agreement dated September 24, 2012 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.32	Summary of Loan Agreement dated September 24, 2012 between Ganglian Finance Leasing Co., Ltd. and Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. (10)
4.33	Summary of Loan Agreement dated November 5, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.34	Summary of Loan Agreement dated January 31, 2013 among Shijie Kaiyuan Auto Trade Co., Ltd., Guotai Junan Securities Assets Management Limited and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.35	Summary of Maximum Pledge Contract dated March 6, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.36	Summary of Maximum Pledge Contract dated July 4, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.37	Summary of Maximum Pledge Contract dated July 4, 2012 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.38	Summary of Maximum Pledge Contract dated August 30, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.39	Summary of Maximum Pledge Contract dated August 30, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.40	Summary of Maximum Pledge Contract dated January 31, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.41	Summary of Maximum Mortgage Contract dated January 28, 2011 between Hebei Kaiyuan Real Estate Developing Co., Ltd. and CITIC Shijiazhuang Branch (7)
4.42	Summary of Maximum Mortgage Contract dated March 6, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.43	Summary of Guarantee Contract dated January 31, 2013 between Hebei Chuanglian Finance Leasing Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.44	Summary of Guarantee Contract dated January 31, 2013 between Hebei Xuhua Trading Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.45	Summary of Guarantee Contract dated January 31, 2013 between Ganglian Finance Leasing Co., Ltd and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.46	Summary of Guarantee Contract dated January 31, 2013 between Hebei Ruihua Real Estate Development Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.47	Summary of Guarantee Contract dated January 31, 2013 between Hebei Ruituo Auto Trade Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.48	Summary of Comprehensive Facility Contract dated July 4, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.49	Summary of Domestic Factoring Agreement dated February 28, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch (8)
4.50	Summary of Domestic Factoring Agreement dated August 16, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (10)
4.51	Summary of Domestic Factoring Agreement dated August 21, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (10)
4.52	Summary of Domestic Factoring Agreement dated October 7, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (10)
4.53	Summary of Domestic Factoring Agreement dated March 29, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (10)
4.54	Summary of Loan Agreement dated April 19, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.55	Summary of Domestic Factoring Agreement dated April 19, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.56	Summary of Loan Agreement dated August 23, 2013 between Ganglian Finance Leasing Co., Ltd and CITIC Shijiazhuang Branch
4.57	Summary of Maximum Pledge Contract dated August 23, 2013 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch

4.58	Summary of Maximum Pledge Contract dated August 23, 2013 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch
4.59	Summary of Maximum Pledge Contract dated August 23, 2013 between Yong Hui Li and CITIC Shijiazhuang Branch
4.60	Summary of Loan Agreement dated August 29, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.61	Summary of Domestic Factoring Agreement dated August 29, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.62	Summary of Loan Agreement dated September 2, 2013 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch
4.63	Summary of Maximum Pledge Contract dated September 2, 2013 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch
4.64	Summary of Loan Agreement dated September 2, 2013 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch
4.65	Summary of Maximum Mortgage Contract dated September 2, 2013 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch
4.66	Summary of Maximum Pledge Contract dated September 2, 2013 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch
4.67	Summary of Maximum Pledge Contract dated September 2, 2013 between Yong Hui Li and CITIC Shijiazhuang Branch
4.68	Summary of Loan Agreement dated October 9, 2013 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch
4.69	Summary of Loan Agreement dated October 9, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.70	Summary of Domestic Factoring Agreement dated October 9, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.71	Summary of Loan Agreement dated October 29, 2013 between Ganglian Finance Leasing Co., Ltd and CITIC Shijiazhuang Branch
4.72	Summary of Loan Agreement dated October 30, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.73	Summary of Pledge Contract dated October 30, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
8.1	Subsidiaries of the Registrant
11	Code of Ethics (9)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Marcum Bernstein & Pinchuk LLP, independent registered public accounting firm
101	Interactive Data File *

(1)	Incorporated by reference to Registration Statement on Form F-1, filed with the SEC on Form F-1 filed May 29, 2009.
(2)	Incorporated by reference to AutoChina’s Registration Statement (File No. 333-147284), filed with the SEC on Form S-1 dated January 30, 2008.
(3)	Incorporated by reference to Annex C to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(4)	Incorporated by reference to Schedule N to Annex C to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(5)	Incorporated by reference to Annex E to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(6)	Incorporated by reference to AutoChina's Amendment No. 1 to the Annual Report on Form 20-F/A, filed with the SEC on December 6, 2011.
(7)	Incorporated by reference to AutoChina's Annual Report on Form 20-F, filed with the SEC on November 30, 2011.
(8)	Incorporated by reference to AutoChina's Annual Report on Form 20-F, filed with the SEC on April 5, 2012.
(9)	Incorporated by reference to AutoChina’s Annual Report, filed with the SEC on Form 20-F filed June 9, 2009.
(10)	Incorporated by reference to AutoChina’s Annual Report on Form 20-F, filed with the SEC on April 30, 2013.

* To be filed by amendment.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUTOCHINA INTERNATIONAL LIMITED

April 18, 2014	By:	/s/ Yong Hui Li
Yong Hui Li
Chief Executive Officer

April 18, 2014	By:	/s/ Jason Wang
Jason Wang
Chief Financial Officer

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Audit Committee of the

Board of Directors and Shareholders of

AutoChina International Limited and Subsidiaries

We have audited the accompanying consolidated balance sheets of AutoChina International Limited and Subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013.These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 1992 and our report dated April 18, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

New York, New York

April 18, 2014

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	December 31,
	2013	2012
ASSETS
Current assets
Cash and cash equivalents	$31,370	$75,777
Restricted cash	1,244	160
Accounts receivable, net of provision for doubtful accounts of $20,891 and $12,041, respectively	27,931	32,956
Inventories	5,319	6,728
Prepaid expenses and other current assets	5,261	4,532
Current maturities of net investment in direct financing and sales-type leases, net of provision for doubtful accounts of $389 and $296, respectively	261,684	196,213
Deferred income tax assets	5,515	—
Total current assets	338,324	316,366

Construction-in-progress	—	76,669
Property, equipment and leasehold improvements, net	82,254	4,985
Deferred income tax assets	4,126	2,547
Net investment in direct financing and sales-type leases, net of current maturities	128,415	38,739

Total assets	$553,119	$439,306

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	December 31,
	2013	2012
LIABILITIES AND EQUITY

Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to AutoChina of $124,654 and $75,412 as of December 31, 2013 and 2012, respectively)	$160,737	$102,458
Long-term payables, current (including long-term payables, current of the consolidated VIEs without recourse to AutoChina of nil and nil as of December 31, 2013 and 2012, respectively)	1,436	—
Accounts payable (including accounts payable of the consolidated VIEs without recourse to AutoChina of $93 and $68 as of December 31, 2013 and 2012, respectively)	10,130	16,392
Accounts payable, related parties (including accounts payable, related parties of the consolidated VIEs without recourse to AutoChina of $44,044 and $706 as of December 31, 2013 and 2012, respectively)	57,586	2,228
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to AutoChina of $10,323 and $4,857 as of December 31, 2013 and 2012, respectively)	17,146	15,049
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to AutoChina of $12,745 and $86 as of December 31, 2013 and 2012, respectively)	38,143	65,595
Customer deposits (including customer deposits of the consolidated VIEs without recourse to AutoChina of $319 and $161 as of December 31, 2013 and 2012, respectively)	1,680	1,956
Income tax payable (including income tax payable of the consolidated VIEs without recourse to AutoChina of $2,761 and $$1,931 as of December 31, 2013 and 2012, respectively)	3,599	2,551
Deferred income tax liabilities (including deferred income tax liabilities of the consolidated VIEs without recourse to AutoChina of nil and nil as of December 31, 2013 and 2012, respectively)	—	4,717
Total current liabilities	290,457	210,946

Noncurrent liabilities
Long-term payables (including long-term payables of the consolidated VIEs without recourse to AutoChina of $8,955 and nil as of December 31, 2013 and 2012, respectively)	9,857	—
Total liabilities	300,314	210,946

Commitment and Contingencies

Equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 100,000,000 shares; issued and outstanding – 23,545,939 shares at December 31, 2013, respectively; and $0.001 par value authorized – 100,000,000 shares; issued and outstanding – 23,538,919 shares at December 31, 2012, respectively	24	24
Additional paid-in capital	327,631	323,856
Statutory reserves	22,947	16,997
Accumulated losses	(129,609)	(135,487)
Accumulated other comprehensive income	31,812	22,970
Total equity	252,805	228,360

Total liabilities and equity	$553,119	$439,306

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOMEAND COMPREHENSIVE INCOME

(in thousands except share and per share data)

	Years ended December 31,
	2013	2012	2011

Revenues
Commercial vehicles	$593,912	$249,040	$505,618
Finance	43,385	69,804	84,100
Insurance	20,330	14,268	8,376
Property lease and management	501	—	—
Total revenues	658,128	333,112	598,094

Cost of sales
Commercial vehicles	9,981	7,350	86,055
Commercial vehicles, related parties	569,807	234,781	404,572
Insurance	3,485	2,159	—
Property lease and management	1,360	—	—
Total costs of sales	584,633	244,290	490,627

Gross profit	73,495	88,822	107,467

Operating expenses (income)
Selling and marketing	10,262	10,126	8,055
General and administrative	49,927	41,951	27,204
Interest expense	7,626	10,621	15,920
Interest expense, related parties	1,971	869	3,020
Other income, net	(13,435)	(7,101)	(3,415)
Total operating expenses	56,351	56,466	50,784

Income from operations	17,144	32,356	56,683

Other income (expense)
Loss on change in fair value of earn-out obligation	—	—	(17,300)
Interest income	406	308	160
Total other income (expense)	406	308	(17,140)

Income from continuing operations before income taxes	17,550	32,664	39,543
Income tax provision	(5,722)	(9,115)	(13,419)
Income from continuing operations	11,828	23,549	26,124

Loss from discontinued operations	—	—	(1,330)
Income tax benefit	—	—	333
Loss (income) attributable to non-controlling interest	—	—	24
Loss from discontinued operations, net of taxes	—	—	(973)

Net income	$11,828	$23,549	$25,151
Foreign currency translation adjustment	8,842	402	15,307

Comprehensive income	$20,670	$23,951	$40,458

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME – Continued

(in thousands except share and per share data)

	Years ended December 31,
	2013	2012	2011

Earnings (loss) per share
Basic
Continuing operations	$0.50	$1.00	$1.11
Discontinued operations	—	—	(0.04)
	$0.50	$1.00	$1.07
Diluted
Continuing operations	$0.50	$0.99	$1.11
Discontinued operations	—	—	(0.04)
	$0.50	$0.99	$1.07

Weighted average shares outstanding
Basic	23,540,761	23,538,919	23,538,919
Diluted	23,806,194	23,762,378	23,612,398

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands except share data)

						Accumu-
						lated
					(Accumu-	Other
			Additional		lated Loss)	Compre-	Total	Non-
	Ordinary Shares		Paid-in	Statutory	Retained	hensive	Shareholders’	controlling	Total
	Shares	Amount	Capital	Reserves	Earnings	Income	Equity	Interest	Equity

Balance, December 31, 2010	19,615,766	$20	$286,773	$6,392	$(167,577)	$7,261	$132,869	$105	$132,974

Shares issued to AutoChina Group Inc’s former shareholders for earn out shares	3,923,153	4	(4)	—	—	—	—	—	—
Other comprehensive income:								—
Foreign currency translation adjustments	—	—	—	—	—	15,307	15,307	—	15,307
Stock-based compensation	—	—	2,914	—	—	—	2,914	—	2,914
Reclassification from liability of the obligation to issue shares for the amendment of earn-out provision	—	—	90,400	—	—	—	90,400	—	90,400
Appropriations to statutory reserves	—	—	—	6,744	(6,744)	—	—	—	—
Disposal of subsidiaries	—	—	24,662	(120)	—	—	24,542	(81)	24,461
Net income for the year ended December 31, 2011	—	—	—	—	25,151	—	25,151	(24)	25,127
Balance, December 31, 2011	23,538,919	$24	$404,745	$13,016	$(149,170)	$22,568	$291,183	$—	$291,183

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - Continued

(in thousands except share data)

						Accumu-
						Lated
					(Accumu-	Other
			Additional		lated Loss)	Compre-	Total	Non-
	Ordinary Shares		Paid-in	Statutory	Retained	hensive	Shareholders’	controlling	Total
	Shares	Amount	Capital	Reserves	Earnings	Income	Equity	Interest	Equity

Balance, December 31, 2011	23,538,919	$24	$404,745	$13,016	$(149,170)	$22,568	$291,183	$—	$291,183
Other comprehensive income:								—
Foreign currency translation adjustments	—	—	—	—	—	402	402	—	402
Stock-based compensation	—	—	4,553	—	—	—	4,553	—	4,553
Dividend	—	—	—	—	(5,885)	—	(5,885)	—	(5,885)
Appropriations to statutory reserves	—	—	—	3,981	(3,981)	—	—	—	—
Capital distribution	—	—	(85,442)	—	—	—	(85,442)	—	(85,442)
Net income for the year ended December 31, 2012	—	—	—	—	23,549	—	23,549	—	23,549
Balance, December 31, 2012	23,538,919	$24	$323,856	$16,997	$(135,487)	$22,970	$228,360	$—	$228,360
Other comprehensive income:								—
Foreign currency translation adjustments	—	—	—	—	—	8,842	8,842	—	8,842
Stock-based compensation	—	—	3,775	—	—	—	3,775	—	3,775
Appropriations to statutory reserves	—	—	—	5,950	(5,950)	—	—	—	—
Equity awards granted, vested and exercised	7,020	—	—	—	—	—	—	—	—
Net income for the year ended December 31, 2013	—	—	—	—	11,828	—	11,828	—	11,828
Balance, December 31, 2013	23,545,939	$24	$327,631	$22,947	$(129,609)	$31,812	$252,805	$—	$252,805

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	December 31,
	2013	2012	2011

Cash flow from continuing operating activities:

Net income	$11,828	$23,549	$25,151
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Net loss from discontinued operations	—	—	973
Loss on change in fair value of earn-out obligation	—	—	17,300
Depreciation and amortization	3,289	1,902	1,420
Provision for bad debts	18,886	14,550	4,271
Deferred income taxes	(11,681)	(4,180)	6,261
Stock-based compensation expenses	3,775	4,553	2,914
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Restricted cash	(1,060)	—	—
Accounts receivable	(12,832)	(22,331)	(5,997)
Net investment in direct financing and sales-type leases	(145,392)	209,063	2,175
Inventories	1,594	(4,176)	(1,024)
Deposits for inventories, related party	—	14,515	(14,177)
Prepaid expense and other current assets	(576)	7,671	(2,588)
Accounts payable	874	15,922	(536)
Other payable and accrued liabilities	1,596	1,356	5,729
Customers deposits	(332)	798	(100)
Income tax payable	951	(254)	(4,568)

Net cash (used in) provided by continuing operating activities	(129,080)	262,938	37,204

Cash flow from continuing investing activities:

Capital expenditure on construction in progress	—	(76,353)	—
Purchase of property, equipment and leasehold improvements	(8,892)	(3,516)	(1,967)
Cash received from sales of subsidiaries	—	—	7,589
Increase in restricted cash	—	—	(155)
Decrease in due from an affiliate	—	7,891	9,000

Net cash (used in) provided by continuing investing activities	(8,892)	(71,978)	14,467

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

(in thousands)

	December 31,
	2013	2012	2011

Cash flow from continuing financing activities:

Proceeds from borrowings	201,761	102,036	189,850
Repayments of borrowings	(136,515)	(194,093)	(163,567)
Proceeds from affiliates	22,224	137,052	320,641
Repayment to affiliates	(50,672)	(170,520)	(372,259)
Increase in accounts payable, related parties	569,807	234,781	404,492
Repayment to accounts payable, related parties	(515,438)	(232,562)	(421,036)
Dividend paid	—	(5,885)	—
Capital distribution	—	(29,274)	—

Net cash provided by (used in) continuing financing activities	91,167	(158,465)	(41,879)

Net cash (used in) provided by continuing operating, financing and investing activities	(46,805)	32,495	9,792

Cash flow of discontinued operations:

Cash provided by provided by operating activities	—	—	48,537
Cash provided by investing activities	—	—	172,922
Cash used in financing activities	—	—	(222,289)

Net cash flow used in discontinued operations	—	—	(830)

Effect of exchange rate fluctuation on cash and cash equivalents	2,398	234	3,138

Net (decrease) increase in cash and cash equivalents	(44,407)	32,729	12,100

Cash and cash equivalents, beginning of the year	75,777	43,048	30,948

Cash and cash equivalents, end of the year	$31,370	$75,777	$43,048

Analysis of balances of cash and cash equivalents
Included in cash and cash equivalents per consolidated balance sheet	31,370	75,777	43,048
Included in assets of discontinued operations	—	—	—
	31,370	75,777	43,048

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

(in thousands)

	December 31,
	2013	2012	2011

Supplemental disclosure of cash flow information:
Continuing Operations
Interest paid	$8,191	$15,194	$14,607
Income taxes paid	$16,486	$13,544	$11,348

Discontinued Operations
Interest paid	$—	$—	$3,943
Income taxes paid	$—	$—	$8

Supplemental disclosure on non-cash continuing financing activities
Reclassification from liability of the obligation to issue shares for the amendments of earn-out provision to equity	$—	$—	$90,400

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2013, 2012 and 2011

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

On November 26, 2008, through the Company’s wholly owned subsidiary, Hebei Chuanglian Finance Leasing Co., Ltd. (formerly known as Hebei Chuanglian Trade Co., Ltd. (“Chuanglian”)), the Company executed a series of contractual arrangements with Hebei Shijie Kaiyuan Logistics Co., Ltd. (“Kaiyuan Logistics”) and Shijie Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) (collectively referred to as the “Auto Kaiyuan Companies”) and their shareholder (the “Enterprise Agreements”). Pursuant to the Enterprise Agreements, the Company had exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholder and generally had control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies were considered variable interest entities (“VIEs”) and the Company was the primary beneficiary. The Company’s relationships with the Auto Kaiyuan Companies and their shareholder were governed by the Enterprise Agreements between Chuanglian and each of the Auto Kaiyuan Companies, which were the operating companies of the Company in the People’s Republic of China (the “PRC” or “China”).

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

In February 2012, the Company established Beijing Alliance Kaiyuan Information Processing Co., Ltd. (“Kaiyuan Information Processing”) in the PRC. However it has not commenced any operations as of February 28, 2014.

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

On August 30, 2012, the Company’s independent directors approved, and the Company entered into, an equity transfer agreement through its wholly owned subsidiary, ACG, to purchase 100% of the equity of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building (the “Real Estate Asset”). Heat Planet was controlled by the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li. The total transaction value of approximately RMB1 billion ($159.3 million) was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the Real Estate Asset. Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center is the tallest building in Shijiazhuang and Hebei Province and is also occupied by a Hilton Worldwide-operated, five-star hotel. The acquisition closed on September 11, 2012, and on October 12, 2012, the Company entered into a written consent with Heat Planet and its seller to modify the required timeframe to provide audited financial statements of Heat Planet to be delivered to the Company. The required audited financial statements of Heat Planet were delivered to the Company on December 26, 2012. The building was completed in April 2013, and AutoChina moved its headquarters to the new Kai Yuan Center, which serves as the control center for each of the Company’s 546commercial vehicle financial centers located throughout China. The Company does not occupy the entire office space purchased, and has commenced leasing out the unoccupied space, the proceeds from which will are reported as rental income.

Heat Planet’s equity was purchased for approximately $56.4 million. In connection with the acquisition, the Company assumed approximately $102.9 million in debt, resulting in a total transaction value of approximately $159.3 million. The $56.4 million purchase price was payable within six months of occupation of the Real Estate Asset, and any unpaid amounts after such six months have begun to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of December 31, 2013).

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

In March 2013, Ganglian Finance Leasing entered into a mortgage financing arrangement with China CITIC Bank, Shijiazhuang, Hebei Province Branch (“CITIC Bank”), whereby CITIC Bank agreed to provide up to 50% of the mortgage financing to Ganglian Finance Leasing’s lessees of commercial vehicles. Ganglian Finance Leasing agreed to provide a full guarantee to CITIC Bank for such mortgage financing and provided a pledge of the ownership of the commercial vehicle to CITIC Bank to secure its guarantees. As of December 31, 2013, the loan balance guaranteed by the Company amounted to $2,498.

In May 2013 Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) changed its name to Kaiyuan Auto Trade Group Co., Ltd. (“Kaiyuan Auto Trade Group”). In June 2013 we established a new wholly-owned subsidiary called Hebei Ruiliang Property Services.

In November 2013,the Company established a new wholly-owned subsidiary called Top Auto International Limited (“Top Auto”) which is anticipated to hold the Company’s Internet-based businesses.

The Company also owns a store branch network in different regions of China to provide commercial vehicle sales and services which include leasing services, general support services, licensing and permit services, insurance services and registration services, to its lessee. As of December 31, 2013, the Company has 546 stores in 26 provinces or provincial-level regions.

The Company launched its own insurance agency business in December 2011 and signed agreements with four major insurance companies in China to sell insurance: China United Property Insurance Company Limited, Sinosafe General Insurance Co. Ltd. (Hua An Insurance), Ping An Insurance (Group) Company of China, Ltd., and China Life Property and Casualty Insurance Company Limited. AutoChina’s 546 store locations are each licensed to sell insurance from these carrier partners.

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

Currency Reporting

The Company uses U.S. dollars as its functional currency. The Company’s operations in China and Hong Kong use the local currencies - Renminbi (“RMB”) and Hong Kong dollar (“HKD”) as its functional currencies whereas amounts reported in the accompanying consolidated financial statements and disclosures are stated in U.S. dollars, the reporting currency of the Company, unless stated otherwise. As such, the consolidated balance sheets of the Company have been translated into U.S. dollars at the current rates listed by the People’s Bank of China as of December 31, 2013 and 2012 and the consolidated statements of income and comprehensive income for the years ended December 31, 2013, 2012 and 2011 have been translated into U.S. dollars at the average rates during the periods the transactions were recognized. The resulting translation adjustments are recorded as other comprehensive income in the consolidated statement of operations and comprehensive income. The following are the exchange rates used by the Company as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2013, 2012 and 2011.

	December 31, 2013	December 31, 2012	December 31, 2011
Exchange rates as of the date specified for	6.0969:1 RMB to USD	6.2855:1 RMB to USD	6.3009:1 RMB to USD
the year ended on the date specified	7.7546:1 HKD to USD	7.7522:1 HKD to USD	7.7722:1 HKD to USD
Average exchange rates for the years ended	6.1983:1 RMB to USD	6.3114:1 RMB to USD	6.4579:1 RMB to USD
	7.7573:1 HKD to USD	7.7575:1 HKD to USD	7.7845:1 HKD to USD

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. As of December 31, 2013 and 2012, the majority of cash, including restricted cash, was in RMB on deposit in PRC financial institutions under the Company’s PRC VIEs and subsidiaries, which the management believes are of high credit quality. Cash remittance in or out of the PRC are subject to the PRC foreign exchange control regulations pursuant to which PRC government approval is required for the Company to receive funds from or distribute funds outside the PRC.

Restricted Cash

As of December 31, 2013 and 2012, the restricted cash was $1,244 and $160, respectively, which was a guarantee deposits required by China Insurance Regulatory Commission (“CIRC”) in order to protect insurance premium appropriation by insurance agency and security deposits under the CITIC mortgage financing arrangement.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect from the value added services, such as the tires, fuel and insurance financing services, and the past due net investment in direct financing and sales-type leases. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. Recognition of income is suspended and a lease is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases are recorded against the receivable and then to any unrecognized income.

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

Property, Equipment, Leasehold Improvements and Construction in progress

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. All depreciation is included in operating expenses on the accompanying consolidated statements of income and comprehensive income). Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the useful life of the related asset.

The estimated useful lives of property, equipment and leasehold improvements are as follows:

Useful life
Buildings	40 years
Machinery and equipment	5 - 10 years
Furniture and fixtures	5 - 10 years
Company automobiles	3 - 5 years
Leasehold improvements	Shorter of the remaining lease terms and estimated useful lives

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

Fair Value of Financial Instruments

Financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, investment in direct financing and sales-type lease, accounts payable, due to affiliates, short-term borrowings and earn-out obligation. The earn-out obligation was adjusted to its fair value at each reporting date. The carrying amounts of the other items at December 31, 2013 and 2012 approximated their fair values because of the short maturity of these instruments or existence of variable interest rates, which reflect current market rates.

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

Mortgage Financing Arrangement

Under the mortgage financing arrangement with CITIC Bank, the Company’s customers obtain mortgage financing from CITIC while the Company provides a guarantee. The Company enters into a lease contract directly with the customer and also enters into a contractual obligation to repay the mortgage financing on behalf of the customer. The CITIC mortgage financing has a 24-month term and as a result the Company recognizes a long-term liability for amounts borrowed under the CITIC mortgage financing arrangement.

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

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability and guarantees provided to CITIC Bank for the mortgage financing arrangement. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Revenue Recognition

The Company recognizes its current new commercial vehicle lease financing arrangement, including leases under the mortgage financing arrangement with China CITIC Bank, as a sales-type lease.  For new commercial vehicles financed by the Company, the Company recognizes revenue when the following conditions are met: (a) when the lease contract is signed, (b) when the customer has taken possession of the vehicle, and (c) if the collectability of owed amounts are reasonably assured. The Company recognizes revenue using the fair value of the commercial vehicles by reference to the retail market price of the vehicles. The Company also records the sale of the GPS tracking unit sold to the lessee upon the transfer of the title and delivery of the product. These sales revenues are recorded as “Commercial Vehicles”.

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

Minimum contractual rental income related to office leases are recognized on a straight-line basis over the terms of the respective leases. Straight-line rental revenue commences when the customer assumes control of the leased premises. In accordance with the Company's standard lease terms, rental payments are generally due on a monthly basis. Deferred rent receivable represents the cumulative difference between rental revenue as recorded on a straight line basis and rents received from the tenants. Tenant recovery revenue includes payments from tenants as reimbursements for management fees and utilities, etc, which are recognized when the related expenses are incurred. Rental from office lease and tenant recovery revenue together were recorded as “Property lease and management.”

Cost of Sales

Cost of sales consists of the purchase price of the leased vehicle plus the direct labor costs of the operations.

Cost of sales for property lease and management consists of renovation costs, depreciation for the leased out portion of the Kai Yuan Center, real estate taxes and salaries for customer service and maintenance personnel.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses totaled approximately $107, $21 and $16 for the years ended December 31, 2013, 2012 and 2011, respectively, and are included in selling and marketing expense in the accompanying consolidated statements of operation.

Value added Tax and Business Tax

In the PRC, value added tax (the “VAT”) of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

The Company’s PRC subsidiaries are also subject to business tax of 5% for their revenues from membership fee, interest from sales-type lease, management servicing fee, commission fee and revenues from tires, fuel and insurance financing services, which are recognized after net off business tax. The office leasing segment is also subject to business tax of 5% on rental income.

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

The Company recognizes interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The tax returns of the Company’s PRC VIEs and subsidiaries are subject to examination by the relevant tax authorities. The Company did not have any material interest or penalties associated with tax positions and did not have any significant unrecognized uncertain tax positions as of December 31, 2013 and 2012, respectively.

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

Earn-out Obligation

The Company issues the shares in respect of the Earn-Out Obligation each year when the Company’s audited financial results are released and if the financial results fulfill the condition in the Share Exchange Agreement. The Earn-Out Obligation was a derivative financial instrument liability that was adjusted to its fair value each reporting date with changes in fair value being recognized currently in the consolidated statement of operations and comprehensive income (loss). Once the measurement period for the issuance of shares ended, the Earn-Out Obligation related to that period was no longer conditional and the obligation was reclassified from a liability to equity based on the fair value of the obligation at the end of the measurement period.

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

3,923,153 contingently issuable shares were considered outstanding and included in the computation of basic and diluted EPS since January 1, 2011. Such shares were issued to the former shareholder of ACG based upon 2010 financial results in accordance with Share Exchange Agreement (see Note 13) in December 2011. Stock options had a dilutive effect of 265,330, 223,459 and 73,479 shares for the years ended December 31, 2013, 2012 and 2011, respectively. Numerator for basic and diluted earnings per share is the same for the year ended December 31, 2013 and 2012, respectively.

Share-Based Payments

The Company records all share-based payments, including grants of employee stock options to employees, in the financial statements based on their fair values on grant date and amortizes to expense on straight-line basis over the vesting period. The Company used the Black-Scholes option-pricing model to estimate the fair value of the options at the date of grant. On August 6, 2012, the Company’s board of directors determined to amend certain Share Option Award Agreements entered into pursuant to the Incentive Plan to reduce the exercise price per share thereunder to the current fair market value of the Company’s ordinary shares. The Company used the binomial model to estimate the fair value of repriced options as the Company has reassessed the exercise pattern and determined that going forward a Binomial Pricing model is a better model for estimating the fair values of options.

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

The sale of the subsidiaries was prior to the merger and because the Company used merger accounting as if the merger had been consummated at the beginning of the earliest period presented, the Company has accounted for the sale of these subsidiaries in the accompanying consolidated financial statements as discontinued operations. Assets and liabilities, revenues and expenses, and cash flows related to the aforementioned subsidiaries have been appropriately reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The revenues of discontinued operations are $223,219 for year ended December 31, 2011. The disposition to affiliates were recognized as capital transaction and therefore the disposal gain amounting to $24,793 were credited to additional paid in capital as of December 31, 2011.

There is no interest expense related to discontinued operations that shall be allocated to discontinued operation.

NOTE 4 - ACCOUNTS RECEIVABLE

Summaries of accounts receivable are as follows:

	December 31,
	2013	2012

Net investment in direct financing and sales-type leases	$44,062	$40,082
Receivable from value-added services	2,700	3,570
Receivable from insurance commissions	2,060	1,345
Less: Allowance for doubtful accounts	(20,891)	(12,041)
Total	$27,931	$32,956

In estimating the allowance for credit loss, the Company reviews the net investment in direct financing and sales-type lease and receivable from value-added services that are non-performing or in bankruptcy. The allowance for credit loss as of December 31, 2013 and December 31, 2012 were as follows:

	December 31,
	2013	2012

Balance at the beginning of the year	$12,041	$4,830
Provision during the year	11,159	14,826
Bad debts written off	(2,309)	(7,615)
Balance at the end of the year	$20,891	$12,041

Net investment in direct financing and sales-type leases included into the accounts receivable represents the net investment in direct financing and sales-type leases which is overdue and delinquent.

NOTE 5 - INVENTORIES

Summaries of inventories are as follows:

	December 31,
	2013	2012

Commercial vehicles	$4,716	$5,747
Parts and accessories	603	981
Total	$5,319	$6,728

NOTE 6 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of prepaid expenses and other current assets is as follows:

	December 31,
	2013	2012

Prepaid interest expenses	$119	$51
Deposits for inventories	26	20
Temporary advances to employees	166	197
Prepaid rent	1,534	1,632
Prepaid other taxes	252	81
Prepaid fuel charges	30	46
Prepaid insurance	1,485	1,365
Other current assets	1,649	1,140
Total	$5,261	$4,532

Prepaid insurance mainly includes the amount prepaid by the Company on behalf of the customers for its insurance agency business. Other current assets mainly include short-term advances made to third parties, such as to petrol companies and to customers for insurance claims.

NOTE 7 - NET INVESTMENT IN DIRECT FINANCING AND SALES-TYPE LEASES

The following lists the components of the net investment in direct financing and sales-type leases:

	December 31,
	2013	2012

Minimum lease payments receivable	$428,314	$261,652
Less: Allowance for doubtful accounts	(389)	(296)
Net minimum lease payments receivable	427,925	261,356
Less: unearned interest income	(37,826)	(26,404)

Net investment in direct financing and sales-type leases	390,099	234,952
Less: Current maturities of net investment in direct financing and sales-type leases	(261,684)	(196,213)

Net investment in direct financing and sales-type leases, net of current maturities	$128,415	$38,739

Net investment in direct financing and sales-type leases arises from the sale of commercial vehicles, for which the Company enters into monthly installment arrangements with its customers for approximately 2 years. The legal titles of the commercial vehicles are transferred to the customer when all the outstanding lease payments are fully settled. There is no unguaranteed residual value at the end of the lease upon the transfer of the lease. As of December 31, 2013 and 2012, the aggregate effective interest rate on direct financing and sales-type leases is approximately 13.84% and 18.96% per annum, respectively.

At December 31, 2013, future minimum lease payments are as follows:

	Years Ending December 31,
	2014	2015	2016	Total

Net minimum lease payments receivable	$293,206	$134,566	$153	$427,925
Less: unearned interest income	(31,522)	(6,300)	(4)	(37,826)
Net investment in direct financing and sales-type leases	$261,684	$128,266	$149	$390,099

NOTE 8 - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Summaries of property, equipment and leasehold improvements are as follows:

	December 31,
	2013	2012

Buildings and leasehold improvements	$74,855	$1,512
Furniture and fixtures	6,912	6,189
Machinery and equipment	6,238	—
Company automobiles	1,721	1,730
Total	89,726	9,431

Less: accumulated depreciation and amortization	(7,472)	(4,446)
Property, equipment and leasehold improvements, net	$82,254	$4,985

Depreciation and amortization expense for the continuing operations was approximately $3,289, $1,902 and $1,420 for the years ended December 31, 2013, 2012 and 2011, respectively.

The following schedule provides an analysis of AutoChina’s investment in property on operating leases and property held for lease by major classes as of December 31, 2013.

	December 31,	December 31,
	2013	2012

Buildings and leasehold improvements	$62,250	$—
Machinery and equipment	5,289	—
Total	67,539	—

Less: Accumulated depreciation	(1,263)	—
Total	$66,276	$—

NOTE 9 – CONSTRUCTION IN PROGRESS

Summaries of construction in progress are as follows:

	December 31,
	2013	2012

Construction in progress	$—	$76,669

Construction in progress represented the construction cost of Kai Yuan Center which was placed into service in April 2013.

NOTE 10 - OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the followings:

	December 31,
	2013	2012

Accrued expenses	$2,139	$2,540
Business and other tax payables	7,108	6,418
Salary payable	2,715	1,524
Temporary receipt of insurance premium	149	176
Temporary receipt of insurance claims	1,326	755
Deposits received	2,220	2,128
Interest payable	356	207
Other current liabilities	1,133	1,301
Total	$17,146	$15,049

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

NOTE 11 –THIRD PARTY BORROWINGS

Short-term borrowings

Summaries of short-term borrowings are as follows:

	Weighted-average interest rate			December 31,
	2013	2012	Maturities	2013	2012

Short-term bank loans	6.50%	7. 03%	January 2014 to October 2014	$160,737	$102,458
Total	6.50%	7. 03%		$160,737	$102,458

Short-term bank loans represent loans from local banks that were used for working capital and capital expenditures purposes. The loans bore interest at rates at the range of 5.60% to 7.20% as of December 31, 2013, are denominated in RMB and have terms within one year. The weighted average short-term bank loans for the years ended December 31, 2013 and 2012 was $118,217and $108,803, respectively. The loans are secured by collateral pledges of certain assets including property, equipment and leasehold improvements, net investment in direct financing and sales-type leases arises and accounts receivables of the Company.

The total carrying amount of property, equipment and leasehold improvements that have been pledged as collateral to secure financing from commercial banks is $20,392 and nil as of December 31, 2013 and 2012 respectively. The total carrying amount of net investment in direct financing and sales-type lease receivables that have been pledged as collateral to secure financing from commercial banks is $341,480 and $231,372 as of December 31, 2013 and 2012 respectively. The total carrying amount of accounts receivable that have been pledged as collateral to secure financing from commercial banks is $6,598 and $10,582 as of December 31, 2013 and 2012 respectively.

NOTE 12 - LONG-TERM PAYABLES

Long-term payables represent security deposits from customers and amounts due under the mortgage financing arrangement with CITIC Bank.

	December 31,
	2013	2012

Security deposits from customers	$8,955	$—
Amounts due under mortgage financing arrangement, net of current portion	902	—
Net long-term payables	$9,857	$—

Security deposits are required from customers as a condition of leasing a commercial vehicle. The security deposit is returned to the customer after the successful conclusion of the lease. The standard length of our leases is 26 months. At December 31, 2013, future security deposits due to be returned to customers assuming successful conclusions of the related leases are as follows:

	Years Ending December 31,
	2014	2015	2016	Total
Security deposits from customers	$1,050	$7,879	$26	$8,955

Long-term payables from the mortgage financing arrangement consist of the following:

	December 31,
	2013	2012

Total amounts due under mortgage financing arrangement	$2,498	$—
Less: Unrealized interest expense	(160)	—
Net amounts due under mortgage financing arrangement	$2,338	$—
Amounts due under mortgage financing arrangement, current	(1,436)	—
Amounts due under mortgage financing arrangement, non-current	$902	$—

Under the mortgage financing arrangement with CITIC Bank, the Company’s customers obtain mortgage financing from CITIC while the Company provides a guarantee. The Company enters into a lease contract directly with the customer and also enters into a contractual obligation to repay the mortgage financing on behalf of the customer. The CITIC mortgage financing has a 24-month term and as a result the Company recognizes a long-term liability for amounts borrowed under the CITIC mortgage financing arrangement.

The loans bore interest at rates in the range of 7.79% to 8.59% as of December 31, 2013, are denominated in RMB and have terms maturing within two years.

At December 31, 2013, future amounts due under the mortgage financing arrangement are as follows:

	Years Ending December 31,
	2014	2015	Total

Amounts due under mortgage financing arrangement	$1,570	$928	$2,498
Less: Unrealized interest expense	(134)	(26)	(160)
Total amounts due under mortgage financing arrangement	$1,436	$902	$2,338

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

The activities in the Earn-Out Obligation during the years ended December 31, 2012 and 2011 were as follows:

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

The fair value of the Earn-Out Obligation requires the use of significant unobservable inputs, and these inputs were used in a Monte Carlo simulation model. The most significant inputs to the simulation model were:

Date of Grant	February 26, 2011	September 26, 2011

Volatility	57%	113%
Cost of equity	24.50%	21.50%
Current stock price	$21.97	$9.87
Dividend yield	0.0%	0.0%

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

Hong Kong:  The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the years ended December 31, 2013, 2012 and 2011. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

China:    Effective January 1, 2008, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies are generally subject to enterprise income tax at a uniform rate of 25%.

Summaries of the income tax provision (benefit) in the consolidated statements of income and comprehensive income are as follows:

Continuing Operations:

	Years Ended December 31,
	2013	2012	2011

Current	$17,533	$13,296	$7,000
Deferred	(11,811)	(4,181)	6,419
Total	$5,722	$9,115	$13,419

Discontinued Operations:

	Years Ended December 31,
	2013	2012	2011

Current	$—	$—	$333

The tax effects of temporary differences representing deferred income tax assets / liabilities result principally from the following:

	December 31,
	2013	2012
Current
Deferred income tax assets:
Provision for doubtful accounts	$5,334	$3,096
Accrued liabilities	907	410
Tax loss carry forward	715	520
Other temporary differences	598	582
Deferred income tax assets – current	7,554	4,608

Deferred income tax liabilities – current
Unearned income	(2,039)	(9,325)

Net deferred income tax assets (liabilities) – current	$5,515	$(4,717)

Non-current
Deferred income tax assets:
Accrued liabilities	$1,789	$1,738
Tax loss carry forward	2,145	1,560
Others	192	—
Deferred income tax assets – non-current	4,126	3,298

Deferred income tax liabilities:
Unearned income	—	(751)

Deferred income tax assets – non-current	$4,126	$2,547

As of December 31, 2013 and 2012, deferred income tax assets and deferred income tax liabilities are derived from accrued liabilities, unearned income, tax loss carried forward, provision for doubtful accounts and other temporary differences arising from the same tax jurisdictions in China. Therefore, the respective deferred income tax assets and liabilities were net off for presentation.

At December 31, 2013, the Company had $11,438 of deductible tax loss carry forwards that expire through December 31, 2017.

The difference between the effective income tax rate and the expected statutory rate on income (loss) from continuing operations was as follows:

	December 31,
	2013	2012	2011
Statutory rate	25.0%	25.0%	25.0%
Non-deductible expenses	7.2%	4.9%	15.9%
Non-taxable income	(2.0)%	(1.1)%	—%
Effect of rate differences in various tax jurisdictions and others	2.4%	(0.9)%	(7.0)%
Effective tax rate	32.6%	27.9%	33.9%

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Non-deductible expenses are mainly related to the share based payment and loss on change in fair value of the Earn-Out Obligation. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Company did not have any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2013, 2012 and 2011. As of December 31, 2013 and 2012, the Company did not have any significant unrecognized uncertain tax positions.

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

As of December 31, 2013, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

NOTE 15 - STOCK-BASED COMPENSATION

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

During the years ended December 31, 2013, 2012 and 2011, 16,003, 63,075 and 28,408 stock options have been forfeited, respectively, as a result of the resignation of the grantees. As of December 31, 2013, 29,250 options had been exercised. The Company recorded compensation expense of $3,775, $4,553 and $2,914 for the years ended December 31, 2013, 2012 and 2011, respectively, based on the estimated fair value of the options on the date of grant. The per share fair value of the stock options granted has been estimated using the Black-Scholes option-pricing model with the following assumptions:

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

Date of Grant	December 3, 2009	May 19, 2010	August 19, 2010	March 23, 2011

Dividend yield (1)	None	None	None	None
Risk - free interest rate (2)	1.08%	1.17%	1.23%	1.30%
Volatility (3)	40%	40%	40%	40%
Expected Life (in years) (4)	7.30	7.80	8.00	8.60

(1)	The Company has no expectation of paying regular cash dividends on its common stock.

(2)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant.

(3)	The Company estimates the volatility of its common stock at the date of grant based on the implied volatility of publicly traded options on the common stock of companies within the same industry.

(4)	The expected life of stock options granted under the incentive plan is based on expected exercise patterns, which the Company believes are representative of future behavior.

The following table summarizes outstanding options as at December 31, 2013, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at December 31, 2013	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at December 31, 2013	Weighted Average Exercise Price

$9.50 to $14.50	1,515,376	$4.77	6.05	1,433,474	$12.25

A summary of option activity under the employee share option plan as of December 31, 2013, 2012 and 2011, and changes during the three years then ended is presented as follows:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value

Outstanding at December 31, 2010	1,580,112	19.00	8.99	$11,329
Granted	72,000	36.38
Forfeited	(28,408)	24.89
Outstanding at December 31, 2011	1,623,704	19.67	8.04	$7,841
Forfeited	(63,075)	13.66
Outstanding at December 31, 2012	1,560,629	12.35	7.04	$13,501
Exercised	(29,250)	9.50
Forfeited	(16,003)	12.25
Outstanding at December 31, 2013	1,515,376	12.37	6.05	$11,563

A summary of unvested options under the employee share option plan as of December 31, 2013, and changes during the year then ended is presented as follows:

Options	Number of Shares	Weighted Average Fair Value

Unvested at January 1, 2013	432,705	$4.91
Vested	(305,550)	4.81
Forfeited or exercised	(45,253)	4.64
Unvested at December 31, 2013	81,902	$5.41
Expected to vest thereafter	81,902	$5.41

As of December 31, 2013, 1,433,474 of the share options are vested and exercisable and a total of $424,000 of compensation expense pertaining to options remains unrecognized. This amount will be recognized as compensation expense ratably over the remaining vesting period. The weighted average remaining vesting period of the options is 0.18 years.

NOTE 16 - DIVIDEND PAYMENT RESTRICTIONS

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

In addition, a substantial part of the Company’s businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These requirements imposed by the PRC government authorities may restrict the ability of the Company’s subsidiaries and VIEs to transfer its net assets to the Company through loans, advances or cash dividends, which consisted of paid-up capital, additional paid in capital and statutory reserves and amounted to approximately $255,018 as of December 31, 2013, exceeding 25% of the Company’s consolidated net assets. Accordingly, condensed parent company financial statements have been prepared in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X, and set out in Note 24.

NOTE 17 – FUTURE MINIMUM RENTAL INCOME UNDER OPERATING LEASES

AutoChina’s operations include the leasing of commercial property at the Kai Yuan Center. The leases thereon expire at various dates through 2016. The following is a schedule of minimum future rents on non-cancelable operating leases at December 31, 2013.

Year Ending December 31,	Future Minimum Rentals
2014	1,059
2015	711
2016	501
Later years	—
Total	$2,271

There are no contingent rentals as of December 31, 2013.

NOTE 18 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and monthly leases. These leases are accounted for as operating leases. Rent expense for continuing operations amounted to $3,257, $2,921 and $1,763 for the years ended December 31, 2013, 2012 and 2011, respectively.

Future minimum payments for continuing operations under long-term, non-cancelable leases as of December 31, 2013, are as follows:

Year Ending December 31,	Future Minimum Payments
2014	$749
2015	543
2016	217
2017	15
2018	—
After 2018	—
Total	$1,524

Legal Proceedings

The staff of the SEC conducted a non-public investigation relating to the Company and, in this regard, the Company and its officers have received subpoenas for information. On January 6, 2012, the Company announced that it received a Wells Notice from the staff of the SEC, which the Company responded to. The Company cooperated with the SEC regarding this matter, including voluntarily providing information beyond that formally requested by the SEC staff, in an effort to assist in an expeditious conclusion of the staff’s investigation. On April 11, 2012, the SEC filed a lawsuit against the Company and 11 of its shareholders for stock manipulation, alleging that the Company deliberately manipulated trading in its shares to create the appearance of a liquid and active market. The Company continues to work closely with its legal counsel and advisors to defend the Company. Conferences were scheduled on April 22, 2013 and April 7, 2014. Discovery by the parties has been ongoing since that time. The Company is unable at this time to predict the outcome of this lawsuit.

In the opinion of management, there are no other material claims assessments or litigation pending against the Company.

Guarantee

In March 2013, Ganglian Finance Leasing entered into a mortgage financing arrangement with CITIC Bank, whereby CITIC Bank agreed to provide up to 50% of the mortgage financing to Ganglian Finance Leasing’s lessees of commercial vehicles. Ganglian Finance Leasing agreed to provide a full guarantee to CITIC Bank for such mortgage financing and provided a pledge of the ownership of the commercial vehicle to CITIC Bank to secure its guarantees. As of December 31, 2013, the loan balance guaranteed by the Company amounted to $2,498, which was the maximum potential further payment the Company would be obligated to make, in the event that the customer is unable to make the repayment due. Should the Company be required to pay any portion of the loan, it would attempt to recover some or the entire amount from the customer and disposal of pledged commercial vehicles. The Company believes that the possibility of loss is remote.

As of December 31, 2013, the Company has provided a full guarantee amounting to $10,487 to its related party Kaiyuan Shengrong for the bank loan. The Group would be obligated to fulfill Kaiyuan Shengrong’s obligations under the loans in the event that Kaiyuan Shengrong is unable to meet these obligations. Should the Company be required to pay any portion of the total amount of the loans it would attempt to recover some or the entire amount from Kaiyuan Shengrong.

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

For the year ended December 31, 2013, 2012 and 2011, appropriations for the general reserve funds and statutory surplus funds totaled $5,950, $3,981 and $6,744, respectively.

NOTE 20 - SEGMENT REPORTING

The Company measures segment income as income from operations less depreciation and amortization.  The reportable segments are components of the Company, which offer different products or services and are separately managed, with separate financial information available that is separately evaluated regularly by the Company’s Chief Executive Officer in determining the performance of the business. Income tax expenses are not allocated to the segments.

Upon consummation of the merger of Heat Planet and the Company, the Company operated two segments: commercial vehicle sales, servicing, leasing and support segment and office leasing segment. Prior to the acquisition of Heat Planet in August 2012, the Company operated a single segment of commercial vehicle sales, servicing, leasing and support segment. No lease revenue was generated until July 2013.

Year ended December 31, 2013

(in thousands)

	Commercial Vehicles	Office Leasing	Total

Segment Revenues	$657,627	$501	$658,128
Cost of Sales	$583,273	$1,360	$584,633
Gross Profit	$74,354	$(859)	$73,495
Selling and marketing	$10,056	$206	$10,262
General and administrative	$48,763	$1,164	$49,927
Interest expense	$9,597	—	$9,597
Other (income) expense, net	$(13,435))	—	$(13,435)

Income from operations	$19,373	$(2,229)	$17,144

Interest income	$(404))	$(2)	$(406)

Depreciation and amortization	$2,046	$1,243	$3,289

Segment Income before taxes	$19,775	$(2,225)	$17,550

The assets of the office leasing segment as of December 31, 2013 and December 31, 2012 amounted to $78,658 and $76,893, respectively. The remaining balances of assets as of December 31, 2013 and December 31, 2012 are $474,461 and $362,413, respectively, which are related to the commercial vehicle sales, servicing, leasing and support segment.

NOTE 21 - RELATED PARTY BALANCES AND TRANSACTIONS

Due to affiliates:

During the periods presented, the Company has borrowed from the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li (“Mr. Li”), Honest Best and companies affiliated with Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs.

The amount due to Alliance Rich represented a portion of the consideration paid in the acquisition of Heat Planet. The amount was payable within six months of occupation of the Kai Yuan Center by the Company, which was completed in April 2013 and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, which were delivered in December 2012. In October 2013, the unpaid amount began to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of December 31, 2013).

The amount due to Hebei Kaiyuan was non-interest bearing, unsecured and due on demand by the lender. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum.

The amount due to Kaiyuan Shengrong bore an average interest rate of 6.93% per annum, which was adjustable in connection with the basis rate established by the People’s Bank of China, was unsecured and was fully repaid in July 2013.

Honest Best bore interest at the rate of 3.95% per annum, which increased to 8.00% per annum on October 1, 2011. The amount was unsecured and repaid in January 2012.

The amount due to Mr. Li and Smart Success Investment Limited (“Smart Success”) were non-interest bearing, unsecured and due on demand by the lenders.

The outstanding amounts due to related parties as of December 31, 2013 and 2012 were as follows:

		December 31,
	Notes	2013	2012

Mr. Li	(1)	$144	$144
Alliance Rich	(2)	32,560	56,170
Hebei Kaiyuan	(2)	5,430	1,162
Kaiyuan Shengrong	(2)	—	8,110
Smart Success	(2)	9	9
Total		$38,143	$65,595

Notes:

(1)	The Chairman and Chief Executive Officer of AutoChina.
(2)	Entity controlled by Mr. Li.

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

In December 2013, the Company began obtaining short-term trade financing for the continuing operations to purchase commercial vehicles from Beiguo Auto and Xinji Beiguo Mall, companies affiliated with Mr. Li., the Company’s Chairman and Chief Executive Officer. Mr. Li holds 20.92% of indirect beneficial ownership in both Beiguo Auto and Xinji Beiguo Mall. The Company pays a financing charge of approximately 9% per annum to Beiguo Auto and Xinji Beiguo Mall for the funds obtained due to this financing arrangement. The financing arrangement is personally guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days.

The outstanding amounts of accounts payable, related parties as of December 31, 2013 and 2012 were as follows:

		December 31,
	Note	2013	2012

Ruituo	(1)	$45,025	$2,228
Beiguo Auto	(2)	3,116	—
Xinji Beiguo Mall	(2)	9,446	—
		57,587	2,228

Note:

(1)	Entity controlled by Mr. Li’s brother.
(2)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%

Related Parties Transactions

During the periods presented, the details of the related party transactions were as follows:

	Notes		Years Ended December 31,
			2013	2012	2011

Capital nature:
Honest Best	(1)	(c)	$—	$—	$61,570
Hebei Kaiyuan	(2)	(a)	20,973	64,962	65,070
Hebei Kaiyuan	(2)	(c)	19,562	75,771	185,272
Hebei Ruijie Hotel Management Co. Ltd	(2)	(a)	24,200	—	—
Hebei Ruijie Hotel Management Co. Ltd	(2)	(c)	—	2,905	—
Kaiyuan Shengrong	(2)	(b)	10,487	10,299	3,096
Kaiyuan Shengrong	(2)	(c)	—	15,881	3,096
Kaiyuan Shengrong	(2)	(d)	10,487	3,169	3,096
Beijing Wantong Longxin Auto Trading Co., Ltd. (“Beijing Wantong”)	(4)	(c)	2,662	42,495	—
Ruituo	(5)	(a)	24,200	—	—
Ruituo	(5)	(c)	—	—	70,703
Mr. Li	(6)	(a)	69,374	—	—
Alliance Rich	(2)	(g)	339	—	—

Operating nature:			—
Honest Best	(1)	(g)	—	58	2,214
Hebei Kaiyuan	(2)	(f)	—	—	—
Hebei Kaiyuan	(2)	(g)	329	86	14
Kaiyuan Shengrong	(2)	(g)	325	341	174
Beiguo	(3)	(g)	—	—	618
Beiguo	(3)	(e)	—	—	160
Beijing Wantong	(4)	(j)	—	—	101,974
Ruituo	(5)	(e)	557,614	234,781	404,411
Ruituo	(5)	(g)	896	384	—
Beiguo Auto	(7)	(e)	3,025	—	—
Beiguo Auto	(7)	(g)	21	—	—
Xinji Beiguo Mall	(7)	(e)	9,168	—	—
Xinji Beiguo Mall	(7)	(g)	61	—	—

Notes :

(1)	Parent company of AutoChina and entity controlled by Mr. Li

(2)	Entity controlled by Mr. Li.

(3)	Entity in which Mr. Li and the Company’s former director, Mr. Thomas Luen-Hung Lau (“Mr. Lau”) are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(4)	Entity which Mr. Li’s brother holds 40% equity interest.

(5)	Entity controlled by Mr. Li’s brother.

(6)	The Chairman and Chief Executive Officer of AutoChina.

(7)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%

Nature of transaction :

(a)	Bank loan guarantee provided to the bank by the affiliates.

(b)	Bank loan guarantee provided by the Company to the affiliate.

(c)	Loan provided to the Company during the year.

(d)	Receivables of the Company pledged to guarantee the bank loans borne by the affiliate.

(e)	Sale of automobiles to the Company, including VAT, during the year.

(f)	Purchase of trading materials from the Company during the year.

(g)	Interest incurred by the Company during the year.

During the years ended December 31, 2013, 2012 and 2011, the Company purchased commercial vehicles from Ruituo amounting to $557,614, 234,781, and $404,411, respectively (these figures are reflected in “Cost of sales: Commercial vehicles, related parties” on the Consolidated Statements of Operations). The interest expense incurred for the purchase from Ruituo amounting to $896, $384, and nil during the years ended December 31, 2013, 2012 and 2011, respectively.

For financing purposes, the Company had purchase concentration of commercial vehicles from Ruituo, which accounted for 96.2%, 97.0% and 82.4% of total purchases for the years ended December 31, 2013, 2012 and 2011, respectively. The accounts payable from Ruituo accounted for 66.5% and 12.0% of total accounts payable as of December 31, 2013 and 2012, respectively. Management believes that the risk of material adverse affects on the Company’s business operations and profitability due to the concentration is remote.

In December 2013, the Company began obtaining short-term trade financing for the continuing operations to purchase commercial vehicles from Beiguo Auto and Xinji Beiguo Mall, companies affiliated with Mr. Li., the Company’s Chairman and Chief Executive Officer. Mr. Li holds 20.92% of indirect beneficial ownership in both Beiguo Auto and Xinji Beiguo Mall. The Company pays a financing charge of approximately 9% per annum to Beiguo Auto and Xinji Beiguo Mall for the funds obtained due to this financing arrangement. The financing arrangement is personally guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days.

The Company occupied office space in Shijiazhuang, China provided by Hebei Kaiyuan, an affiliate with Mr. Li. Hebei Kaiyuan agreed to provide the office space free of charge and no rental costs were incurred by the Company until April 2013, when the Company moved into the new property acquired.

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

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011:

	December 31,
	2013	2012

Total assets	$407,289	$237,875
Total liabilities	212,469	83,221

	Years Ended December 31,
	2013	2012	2011

Revenues	$39,675	$34,946	$118,456
Net income	4,082	4,786	27,993

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

As of December 31, 2013 and 2012, there were no material contingencies, significant capital and other commitments, provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Company’s Consolidated Financial Statements, if any.

Condensed Balance Sheets

	December 31,
	2013	2012

Assets
Cash and cash equivalents	$96	$95
Prepaid expenses and other current assets	17	230
Investment in subsidiaries	176,628	151,661
Due from subsidiaries	76,607	77,251
Total assets	$253,348	$229,237

Liabilities
Other payables and accrued liabilities	$543	$877

Shareholders’ equity
Ordinary shares - $0.001 par value authorized - 100,000,000 shares; issued and outstanding – 23,545,939 shares at December 31, 2013, respectively; and $0.001 par value authorized – 100,000,000 shares; issued and outstanding – 23,538,919 shares at December 31, 2012, respectively	24	24
Additional paid-in capital	327,631	323,856
Accumulated losses	(106,662)	(118,490)
Accumulated other comprehensive income	31,812	22,970
Total shareholders’ equity	252,805	228,360

Total liabilities and shareholders’ equity	$253,348	$229,237

Condensed Statement of Operations

	Years ended December 31,
	2013	2012	2011

Equity in profit of subsidiaries	$16,125	$29,630	$48,052

General and administrative expenses	4,620	6,140	5,600
Other income	(323)	(59)	—
Interest expense	—	—	1
Total operating expenses	4,297	6,081	5,601

Income from operations	11,828	23,549	42,451
Loss on change in fair value of earn-out obligation		—	(17,300)
Net income	$11,828	$23,549	$25,151

Condensed Statement of Cash flows

	December 31,
	2013	2012	2011

Net cash and cash equivalents (used in) provided by operating activities	$(643)	$83,799	$(2,063)
Net cash and cash equivalents provided by investing activities	644	7,543	1,873
Net cash and cash equivalents used in financing activities	—	(91,327)	—
Cash and cash equivalents, beginning of the year	95	80	270
Cash and cash equivalents, end of the year	$96	$95	$80

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

The Company further evaluated the portfolio by the class of the account receivables and net investments in direct financing and sales-type leases, which is defined as a level of information (below a portfolio segment) in which the receivables have the same initial measurement attribute and a similar method for assessing and monitoring credit risk. The Company’s account receivables and net investments in direct financing and sales-type leases consist of the receivables from the net investment in direct financing and sales-type lease and the receivables from value-added services. Accounts receivable includes past due net investment in direct financing and sales-type leases and receivable of the value added services, such as the tires, fuel and insurance financing services. The Company only offers the optional value-added services to existing customers who have a history of making on-time payments with the Company. The Company controls legal title to the commercial vehicles leased to the lessee customers and it is allowed to repossess the commercial vehicles if the lessee customer defaults on its monthly installment payments (of the net investment in direct financing and sales-type lease) or the payment of value-added services. Therefore, both of these receivables are secured by the commercial vehicles leased to the lessee customers and the Company uses the same credit control to evaluate the risk of credit loss.

The credit quality of net investment in sales-type lease and receivable from value-added services is reviewed on a quarterly basis. Credit quality indicators include past due and undue.

Impaired net investment in direct financing and sales-type lease and receivable from value-added services

Net investment in direct financing and sales-type leases and account receivables is considered impaired, based on current information and events, if it is probable that we will be unable to collect all amounts due according to the contractual terms of the lease. The lease with past due receivable has the highest probability for credit loss. The finance receivable is impaired when the unpaid lease contract amount with past due receivable exceeds the most probable source of repayment, and the difference is recognized as allowance of credit loss, which will be allocated to accounts receivable and the excess portion, if any, to net investment in direct financing and sales-type lease. The most probable source of repayment is normally the residual value of commercial vehicles. In determining residual value of the commercial vehicles, the Company refers to the second-hand market values of the commercial vehicles as a reference.

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

Allowance for credit loss activity

The allowance for credit loss as of December 31, 2013 and 2012 were as follows:

	December 31,
	2013	2012

Balance at the beginning of the year	$12,337	$5,544
Provision during the year	18,886	14,550
Bad debts written off	(9,943)	(7,757)
Balance at the end of the year	$21,280	$12,337

Credit quality of finance receivables

The carrying amount of the past due and undue finance receivables as of December 31, 2013 and 2012 were as follows:

December 31, 2013	Undue	Past due	Total carrying amount

Net investment in direct financing and sales-type leases	$390,099	$—	$390,099
Accounts receivables	2,988	24,943	27,931
	$393,087	$24,943	$418,030

December 31, 2012	Undue	Past due	Total carrying amount

Net investment in direct financing and sales-type leases	$234,952	$—	$234,952
Accounts receivables	3,025	29,931	32,956
	$237,977	$29,931	$267,908

The carrying amount of the impaired finance receivables as of December 31, 2013 and 2012 were as follows:

December 31, 2013	Gross amount	Allowance for credit losses	Total carrying amount

Net investment in direct financing and sales-type leases	$6,414	$389	$6,025
Accounts receivables	39,036	20,891	18,145
	$45,450	$21,280	$24,170

December 31, 2012	Gross amount	Allowance for credit losses	Total carrying amount

Net investment in direct financing and sales-type leases	$5,084	$296	$4,788
Accounts receivables	29,716	12,041	17,675
	$34,800	$12,337	$22,463

The analysis of the age of the carrying amount of the overdue receivables as of December 31, 2013 and 2012 were as follows:

	December 31,
	2013	2012

Less than 90 days	$23,504	$19,103
Over 90 days	22,330	22,869
	45,834	41,972
Less: allowance for credit losses	(20,891)	(12,041)
Total	$24,943	$29,931

For the years ended December 31, 2013, 2012 and 2011, the average carrying amount of the impaired finance receivables was $22,762, $21,265 and $11,185, respectively. The related amount of interest income recognized was $3,149, $4,032 and $2,606, respectively.

NOTE 25 – SUBSEQUENT EVENT

In January and February 2014, the Company established two new wholly-owned subsidiaries called First Auto Limited and Lian Sheng Investment Co, which was formed to facilitate the operation of future planned Internet-based businesses.

In January 2014 Kaiyuan Auto Trade Group transferred its 100% ownership interest in Chuangjie Trading to Kaiyuan Logistics. In February 2014 Ganglian Finance Leasing transferred its 20% ownership interest in Chuanglian to Hebei Xuwei Trading. The Company believes the change of the group structure enhances the negotiation power for offshore and local bank financing. The restructuring transaction did not have a material impact on the Company’s consolidated financial statements.

