Form 20-F/A
period 2013-12-31
AutoChina International Ltd
filed 2014-04-29
CIK 1417370

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

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

☐   Yes       ☒ No

EXPLANATORY NOTE

The sole purpose of this Amendment No. 1 to AutoChina International Limited’s Annual Report on Form 20-F (the “Annual Report”) filed with the Securities and Exchange Commission on April 18, 2014, is to furnish the Interactive Data File as Exhibit 101 to the Annual Report in accordance with Rule 405 of Regulation S-T. Exhibit 101 provides the financial statements from the Annual Report formatted in XBRL (eXtensible Business Reporting Language).

No other changes have been made to the Annual Report. This Amendment No. 1 to the Annual Report does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way the disclosures made in the original Annual Report.

TABLE OF CONTENTS

Page
ITEM 19.	EXHIBITS	1

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association (1)
2.1	Specimen Ordinary Share Certificate (2)
4.1	Share Exchange Agreement (3)
4.2	Form of Indemnification Agreement (4)
4.3	Form of AutoChina International Limited 2009 Equity Incentive Plan (5)
4.4	Executive Employment Agreement between the Registrant and Yong Hui Li, dated April 9, 2012 (10)
4.5	Executive Employment Agreement between the Registrant and Wei Xing, dated April 9, 2012 (10)
4.6	Executive Employment Agreement between the Registrant and Chen Lei, dated April 9, 2012 (10)
4.7	Executive Employment Agreement between the Registrant and Jason Wang, dated October 11, 2012 (10)
4.8	Business Operation Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (10)
4.9	Equity Pledge Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (10)
4.10	Option Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (10)
4.11	Services Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (10)
4.12	Voting Attorney Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (10)
4.13	Business Operation Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd.., dated January 31, 2013 (10)
4.14	Equity Pledge Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (10)
4.15	Option Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (10)
4.16	Services Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (10)
4.17	Voting Attorney Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (10)
4.18	Business Operation Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd.., dated January 31, 2013 (10)
4.19	Equity Pledge Agreement between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (10)
4.20	Option Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (10)
4.21	Services Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (10)
4.22	Voting Attorney Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (10)
4.23	Summary of Lease Securitization Agreement, by and between Chuangjie Trading and Citic Trust Co., Ltd., dated October 28, 2010 (6)
4.25	Summary of Loan Agreement dated July 3, 2012 between Ganglian Finance Leasing Co., Ltd. and Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. (10)
4.26	Summary of Loan Agreement dated July 4, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.27	Summary of Loan Agreement dated August 30, 2012 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.28	Summary of Loan Agreement dated August 30, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch (10)

4.29	Summary of Loan Agreement dated August 30, 2012 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.30	Summary of Loan Agreement dated September 3, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.31	Summary of Loan Agreement dated September 24, 2012 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.32	Summary of Loan Agreement dated September 24, 2012 between Ganglian Finance Leasing Co., Ltd. and Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. (10)
4.33	Summary of Loan Agreement dated November 5, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.34	Summary of Loan Agreement dated January 31, 2013 among Shijie Kaiyuan Auto Trade Co., Ltd., Guotai Junan Securities Assets Management Limited and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.35	Summary of Maximum Pledge Contract dated March 6, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.36	Summary of Maximum Pledge Contract dated July 4, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.37	Summary of Maximum Pledge Contract dated July 4, 2012 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.38	Summary of Maximum Pledge Contract dated August 30, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.39	Summary of Maximum Pledge Contract dated August 30, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.40	Summary of Maximum Pledge Contract dated January 31, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.41	Summary of Maximum Mortgage Contract dated January 28, 2011 between Hebei Kaiyuan Real Estate Developing Co., Ltd. and CITIC Shijiazhuang Branch (7)
4.42	Summary of Maximum Mortgage Contract dated March 6, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.43	Summary of Guarantee Contract dated January 31, 2013 between Hebei Chuanglian Finance Leasing Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.44	Summary of Guarantee Contract dated January 31, 2013 between Hebei Xuhua Trading Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.45	Summary of Guarantee Contract dated January 31, 2013 between Ganglian Finance Leasing Co., Ltd and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.46	Summary of Guarantee Contract dated January 31, 2013 between Hebei Ruihua Real Estate Development Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.47	Summary of Guarantee Contract dated January 31, 2013 between Hebei Ruituo Auto Trade Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.48	Summary of Comprehensive Facility Contract dated July 4, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.49	Summary of Domestic Factoring Agreement dated February 28, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch (8)
4.50	Summary of Domestic Factoring Agreement dated August 16, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (10)
4.51	Summary of Domestic Factoring Agreement dated August 21, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (10)
4.52	Summary of Domestic Factoring Agreement dated October 7, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (10)
4.53	Summary of Domestic Factoring Agreement dated March 29, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (10)
4.54	Summary of Loan Agreement dated April 19, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.55	Summary of Domestic Factoring Agreement dated April 19, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.56	Summary of Loan Agreement dated August 23, 2013 between Ganglian Finance Leasing Co., Ltd and CITIC Shijiazhuang Branch*

4.57	Summary of Maximum Pledge Contract dated August 23, 2013 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch*
4.58	Summary of Maximum Pledge Contract dated August 23, 2013 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch*
4.59	Summary of Maximum Pledge Contract dated August 23, 2013 between Yong Hui Li and CITIC Shijiazhuang Branch*
4.60	Summary of Loan Agreement dated August 29, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.61	Summary of Domestic Factoring Agreement dated August 29, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.62	Summary of Loan Agreement dated September 2, 2013 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch*
4.63	Summary of Maximum Pledge Contract dated September 2, 2013 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch*
4.64	Summary of Loan Agreement dated September 2, 2013 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch*
4.65	Summary of Maximum Mortgage Contract dated September 2, 2013 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch*
4.66	Summary of Maximum Pledge Contract dated September 2, 2013 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch*
4.67	Summary of Maximum Pledge Contract dated September 2, 2013 between Yong Hui Li and CITIC Shijiazhuang Branch*
4.68	Summary of Loan Agreement dated October 9, 2013 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch*
4.69	Summary of Loan Agreement dated October 9, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.70	Summary of Domestic Factoring Agreement dated October 9, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.71	Summary of Loan Agreement dated October 29, 2013 between Ganglian Finance Leasing Co., Ltd and CITIC Shijiazhuang Branch*
4.72	Summary of Loan Agreement dated October 30, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.73	Summary of Pledge Contract dated October 30, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
8.1	Subsidiaries of the Registrant*
11	Code of Ethics (9)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Marcum Bernstein & Pinchuk LLP, independent registered public accounting firm*
101	Interactive Data File

(1)	Incorporated by reference to Registration Statement on Form F-1, filed with the SEC on Form F-1 filed May 29, 2009.
(2)	Incorporated by reference to AutoChina’s Registration Statement (File No. 333-147284), filed with the SEC on Form S-1 dated January 30, 2008.
(3)	Incorporated by reference to Annex C to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(4)	Incorporated by reference to Schedule N to Annex C to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(5)	Incorporated by reference to Annex E to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(6)	Incorporated by reference to AutoChina's Amendment No. 1 to the Annual Report on Form 20-F/A, filed with the SEC on December 6, 2011.
(7)	Incorporated by reference to AutoChina's Annual Report on Form 20-F, filed with the SEC on November 30, 2011.
(8)	Incorporated by reference to AutoChina's Annual Report on Form 20-F, filed with the SEC on April 5, 2012.
(9)	Incorporated by reference to AutoChina’s Annual Report, filed with the SEC on Form 20-F filed June 9, 2009.
(10)	Incorporated by reference to AutoChina’s Annual Report on Form 20-F, filed with the SEC on April 30, 2013.

* Previously filed.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUTOCHINA INTERNATIONAL LIMITED

April 29, 2014	By:	/s/ Yong Hui Li
Yong Hui Li
Chief Executive Officer

April 29, 2014	By:	/s/ Jason Wang
Jason Wang
Chief Financial Officer