Form 20-F
period 2014-12-31
AutoChina International Ltd
filed 2015-04-30
CIK 1417370

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2014

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

Shijiazhuang, Hebei

People’s Republic of China

Tel: +86 311 8382 7688

Fax: +86 311 8381 9636

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Ordinary Shares, par value $0.001 per share	OTC QB

Securities registered or to be registered pursuant to Section 12(g) of the Act:

N/A
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 23,549,644 ordinary shares, par value $0.001 per share, as of December 31, 2014.

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

☐   Yes       ☒ No

CERTAIN INFORMATION

Unless otherwise indicated and except where the context otherwise requires, in this Annual Report on Form 20-F references to:

•	“AutoChina”, “we,” “us”, “our” or “Company” refer to AutoChina International Limited (together with its subsidiaries and affiliated entities);

•	“ACG” refers to AutoChina Group Inc. (together with its subsidiaries and affiliated entities);

•	“Auto Kaiyuan Companies” refers to Kaiyuan Logistics, Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”), and Hebei Xuhua Trading Co., Ltd.;

•	“PRC” or “China” refer to the People’s Republic of China;

•	“dollars” or “$” refer to the legal currency of the United States; and

•	“Renminbi” or “RMB” refer to the legal currency of China.

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

We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language included in this Annual Report on Form 20-F provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•	changing principles of generally accepted accounting principles;

•	outcomes of government reviews, inquiries, investigations and related litigation;

•	continued compliance with government regulations;

•	legislation or regulatory environments, requirements or changes adversely affecting the automobile business in China;

•	fluctuations in customer demand;

•	management of rapid growth;

•	general economic conditions;

•	changes in government policy;

•	the fluctuations in sales of commercial vehicles in China;

•	China’s overall economic conditions and local market economic conditions;

•	our ability to expand through strategic acquisitions and establishment of new locations;

•	our business strategy and plans;

•	the results of future financing efforts; and

•	geopolitical events.

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

The following selected consolidated financial data as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 have been derived from the audited consolidated financial statements of AutoChina included in this Annual Report beginning on page F-1.  The following summary consolidated financial data as of December 31, 2011 and 2010 and for the year ended December 31, 2011 and 2010 have been derived from the audited consolidated financial statements of AutoChina. Such financial data is not included in this Annual Report. The consolidated financial data for all periods presented is retrospectively adjusted to reflect the merger under common control of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries. The below selected financial data does not include information relating to certain discontinued operations. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AutoChina” and other financial information included in this Annual Report.

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

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

Selected Consolidated Financial Data

(In thousands of U.S. Dollars, except per share amounts)

	As of December 31,
	2014	2013	2012	2011	2010

Balance Sheet Data –
Cash and cash equivalents	$26,027	$31,370	$75,777	$43,048	$30,948
Restricted cash	$988	$1,244	$160	$159	$—
Total current assets	$467,243	$338,324	$316,366	$434,852	$843,588
Total assets	$612,645	$553,119	$439,306	$554,466	$988,521
Total current liabilities	$325,783	$290,457	$210,946	$263,283	$739,962
Total liabilities	$349,593	$300,314	$210,946	$263,283	$855,547
Total equity	$263,052	$252,805	$228,360	$291,183	$132,974

	For the Years Ended December 31,
	2014	2013	2012	2011	2010

Statement of Income Data –

Revenues	$813,448	$658,128	$333,112	$598,094	$618,073

Income from operations	15,540	17,144	32,356	56,683	47,432

Other income (expense)	168	406	308	(17,140)	(99,967)

Income tax provision	(5,542)	(5,722)	(9,115)	(13,419)	(10,369)

Income (loss) from continuing operations	10,166	11,828	23,549	(26,124)	(62,904)

(Loss) from discontinued operations, net of taxes	—	—	—	(973)	(604)

Net income (loss) attributable to shareholders	$10,166	$11,828	$23,549	$(25,151)	$(62,300)

Earnings (loss) per share –

Basic
Continuing operations	$0.43	$0.50	$1.00	$1.11	$(3.41)
Discontinued operations	—	—	—	(0.04)	0.03
	$0.43	$0.50	$1.00	$1.07)	$(3.38)
Diluted
Continuing operations	$0.43	$0.50	$0.99	$1.11	$(3.41)
Discontinued operations	—	—	—	(0.04)	0.03
	$0.43	$0.50	$0.99	$1.07	$(3.38)

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

We commenced our commercial vehicle sales, servicing, leasing and support business in March 2008. As of December 31, 2014 we had a total of 555 centers (during the course of our operations we closed 5 underperforming centers during fiscal 2014). As of March 31, 2015, the number of commercial vehicle financing and service centers remained unchanged at 555 centers. We began our office leasing business in July 2013. In November 2014, we launched K-Lend and K-Pay, which provide short-term financing for businesses and an electronic payment platform for participants in the transportation industry, respectively. Accordingly, we have a limited operating history, which may not provide a meaningful basis for evaluating our business, financial performance and prospects. We may not have sufficient experience to address the risks frequently encountered by early stage companies, including our potential inability to:

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

The peer-to-peer lending industry in China is largely unregulated. The introduction of future regulations could adversely affect our business operations.

Although few regulations exist regarding the peer-to-peer lending industry in China, it is widely expected that new regulations specific to the industry will be introduced in the near future. Our peer-to-peer (“P2P”) lending business, K-Lend, could be adversely affected by the promulgation of new laws and regulations introducing new requirements (such as new approvals, licenses, authorizations, certificates filings and/or permits) specific to peer-to-peer lending companies.

AutoChina’s ability to pay dividends and utilize cash resources of its subsidiaries is dependent upon the earnings of, and distributions by, AutoChina’s subsidiaries and jointly-controlled enterprises, which could result in AutoChina having little if any cash available for dividends.

AutoChina is a holding company with substantially all of its business operations conducted through its subsidiaries. AutoChina paid a special cash dividend in the amount of $0.25 per ordinary share in February 2012. However, AutoChina’s ability to make future dividend payments depends upon the receipt of dividends or distributions from its subsidiaries. The ability of its subsidiaries to pay dividends or other distributions may be subject to their earnings, financial position, cash requirements and availability, applicable laws and regulations and to restrictions on making payments to AutoChina contained in financing or other agreements. These restrictions could reduce the amount of dividends or other distributions that AutoChina receives from its subsidiaries, which could restrict its ability to fund its business operations and to pay dividends to its shareholders. AutoChina’s future declaration of dividends may or may not reflect its historical declarations of dividends and will be at the absolute discretion of the Board of Directors.

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

As of December 31, 2014, we had outstanding borrowings from affiliates of our Chairman and Chief Executive officer, Mr. Yong Hui Li, of approximately $25.6 million. These borrowings are interest bearing and for a perpetual term, but are callable at any time by the lenders. The lenders have not indicated to us if there is a maximum amount they are willing to lend to us, and there can be no assurance that they will lend us any more funds or that they will not call the loans for repayment. In the event such lenders determine to call these loans we will have to repay the loans from our cash reserves or financing provided by third-party financial institutions. There can be no assurance that we will have sufficient cash reserves or that we could secure additional financing from third parties on favorable terms or at all. If cash reserves or suitable financing were not available, we would have to divert working capital from growing our commercial leasing business, and we would not be able to expand our commercial leasing business as quickly as expected.

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

The overall demand for vehicles increased significantly in China from 2001 to 2014, with demand peaking in 2010. However, recently, certain adverse financial developments have impacted the financial markets. These developments include a general slowing of economic growth both in China and globally, volatility in equity securities markets, and volatility and tightening of liquidity in credit markets in China.

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

Our ability to expand our commercial vehicle sales, servicing, leasing and support business is partly dependent on our ability to purchase commercial trucks for resale. Presently, such financing is arranged through financing arrangements with our affiliates, lease securitization and PRC commercial banks. The terms provided by our affiliates are on terms which are more favorable than we have historically been able to obtain from PRC commercial banks. However there can be no assurance that we can continue to receive such financing from our affiliates on such commercially favorable terms, or at all.

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

Fuel prices are inherently volatile and have experienced a significant fluctuation from 2001 to 2014. Any surge in fuel prices will have an adverse effect on world economies and, in particular, on the world’s automobile and trucking industries. For example, in 2007, rising global oil prices and rising demand for fuel have led to fuel shortages in China. This is due in part to increased automobile ownership as well as government controls over fuel prices.

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

As we have done in the past, we plan to continue adjusting our existing offerings to customers and to introduce new products and services such as our insurance brokerage services business, K-Pay and K-Lend. Any inability to successfully modify our offerings or introduce new products and services that meet the demands of our customers could result in reduced profits and growth.

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

Our ordinary shares have been delisted from the NASDAQ Stock Market LLC (“Nasdaq”) Capital Market and are now quoted on the over the counter market, which may limit the liquidity and price of its ordinary shares more than if the ordinary shares were quoted or listed on the Nasdaq Capital Market.

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

On February 28, 2012, our ordinary shares began to be quoted on over the counter market, a FINRA-regulated inter-dealer automated quotation system. Quotation of AutoChina’s ordinary shares on the over the counter market limits the liquidity and price of its ordinary shares more than if the ordinary shares were quoted or listed on Nasdaq.

Yong Hui Li, the Chairman and Chief Executive Officer of AutoChina, is the beneficial owner of a substantial amount of AutoChina’s ordinary shares and Mr. Li may take actions with respect to such shares which are not consistent with the interests of the other shareholders.

Yong Hui Li, the Chairman and Chief Executive Officer of AutoChina, beneficially owns approximately 80.4% of the outstanding ordinary shares of AutoChina as of the date of this Annual Report on Form 20-F, assuming that there are no other changes to the number of ordinary shares outstanding. Mr. Li may take actions with respect to such shares without the approval of other shareholders and which are not consistent with the interests of the other shareholders, including the election of the directors and other corporate actions of AutoChina such as:

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

The Ministry of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law on January 19, 2015 which would replace the three existing laws regulating foreign investment in China (namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sinoforeign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law) together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating the foreign investments in China and may also impact viability of our current corporate structure, corporate governance and business operations to some extent.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise, or an FIE. As such, the jurisdiction of incorporation of an entity is not the ultimate determining factor as to whether or not it’s an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM or its local branches, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover, among others, having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE and its investment amount exceeds certain thresholds or its business operation falls within a “negative list”, to be separately issued by the State Counsel in the future, market entry clearance by the MOFCOM or its local braches would be required.

However, until “The foreign investment law” is enacted, which may take some time, the Group’s current VIE contractual arrangement structure will not be affected.

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

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. AutoChina could face adverse tax consequences if the PRC tax authorities determine that the contractual arrangements and transactions among its subsidiaries and the Auto Kaiyuan Companies do not represent an arm’s length price and adjust the income of AutoChina’s subsidiaries or that of the Auto Kaiyuan Companies in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the Auto Kaiyuan Companies, which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on AutoChina’s affiliated entities for underpayment of taxes. AutoChina’s consolidated net income may be materially and adversely affected if its affiliated entities’ tax liabilities increase or if it is found to be subject to late payment fees or other penalties.

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

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report on Form 20-F captioned “Taxation—United States Federal Income Taxation—General”) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our 2014 taxable year, we may be treated as a PFIC for our 2014 taxable year.  However, since we have not performed a definitive analysis with respect to our PFIC status for our 2014 taxable year, there can be no assurance with respect to our status as a PFIC for such taxable year. There also can be no assurance with respect to our PFIC status for our current (2015) taxable year or any future taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the U.S. federal income tax consequences of PFIC classification to U.S. Holders, see the section of this Annual Report on Form 20-F captioned ‘‘Taxation—United States Federal Income Taxation—Tax Consequences to U.S. Holders—Passive Foreign Investment Company Rules.”

ITEM 4.          INFORMATION ON OUR COMPANY

A.	History and Development of the Company

Overview

AutoChina operates two distinct businesses lines: 1.) Commercial vehicle sales, servicing, leasing, and support and 2.) Office leasing.

Commercial Vehicle Sales, Servicing, Leasing, and Support Business

We focus on providing innovative financing solutions for small and medium-sized businesses (“SMBs”) in China’s transportation industry. We believe we own and operate China’s largest commercial vehicle sales, servicing, leasing, and support network. Through our 555 store network, each of which is company-owned and operated, we not only offer a one-stop shopping experience for commercial vehicles and related services, but also utilize our stores to market and sell our other products and services. Our stores were originally launched to provide sales-type leasing of commercial vehicles, after-sales support and road-side assistance. More recently, our stores have been utilized to promote our K-Lend product, which provides short-term financing for SMBs in the transportation industry, and to market and promote an electronic payments platform for the transportation industry called K-Pay that has features similar to traditional credit cards. Through our peer stores business, we also provide financing services to third-party owned stores that lease commercial vehicles, which would otherwise be considered our competitors.

We conduct our commercial vehicle sales, servicing, leasing, and support network business exclusively in China and except for certain administrative functions, we do not have any operations outside of China.

Our sales-type leases for commercial vehicles are specifically designed to allow our customers to conveniently and affordably own and operate for-profit commercial vehicles. We manage the licensing and permitting process for our customers and our sales-type leasing program allows our customers to pay for a vehicle using installment payments. During the term of the sales-type leases, we remove the administrative burden of ownership from the customer so that they can focus on operating their vehicle and generating income. In some cases, we also offer our customers optional value-added services to simplify and enhance their ownership experience, such as providing financing for tire and diesel fuel purchases. We feel that our high degree of specialization, our customized product and service offering, our growing store network, and our high customer service standards are very attractive to our commercial vehicle customers in China. In addition, our peer stores business provides us with access to customers beyond those we could reach with our own stores. This is important since we market and sell our K-Lend and K-Pay products to our entire customer base.

K-Lend is our proprietary P2P lending platform. The platform’s website is www.qingyidai.com. Through K-Lend, we offer SMBs short-term, 6-month financing at competitive interest rates. K-Lend loans are funded through K-Lend investors, who are individuals, that invest in promissory notes through the K-Lend platform.

K-Pay is our electronic payments platform that operates on our proprietary closed-loop network. Having features similar to a credit card, K-Pay is free for users to use as long as any outstanding balances are paid in full each month. We charge transaction fees to merchants in the network.

We have been able to expand quickly and efficiently due to our business model, which is designed to be highly scalable. Since March 2008, when we started our commercial vehicle sales, servicing, leasing and support business, through December 31, 2014, we have opened 555 store branches in 26 provinces or province-level regions, and leased 64,916 commercial vehicles. This is possible because we do not carry material inventory (we do not purchase vehicles until our customers make their initial down payment), our stores require only a small amount of capital to open, and there is a high degree of standardization across our business. In order to leverage our store network and existing customer base, we are also constantly looking for additional products and services to offer to our customers. For example, in December 2011 we commenced our Kaiyuan Insurance operations to broker various insurance products to customers, in April 2014 we began providing financing services to peer stores, in November 2014 we launched our K-Lend and K-Pay products.

Since all of our store branches are company-owned, we are able to maintain strict control over their processes and procedures. Each of our stores is identical in a number of aspects such as look and feel, staffing requirements, support infrastructure, business processes, product and service offerings, and pricing. We open our stores in close proximity to our target customers, which tends to be in rural areas where operating costs are relatively low compared to urban areas. We lease instead of own the real estate for our stores. We staff our stores with employees from the local area, which is advantageous because these employees can leverage their familiarity with the local customer base. We provide all of our new employees with training from both our corporate headquarters and from existing stores to facilitate continued standardization of our business practices.

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

On August 30, 2012, the Company’s independent directors approved, and the Company entered into, an equity transfer agreement through its wholly owned subsidiary, ACG, to purchase 100% of the equity of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building (the “Real Estate Asset”). Heat Planet was controlled by the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li. The total transaction value of approximately RMB1 billion ($159.3 million) was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the Real Estate Asset. Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center is the tallest building in Shijiazhuang and Hebei Province and is also occupied by a Hilton Worldwide-operated, five-star hotel. The acquisition closed on September 11, 2012, and on October 12, 2012, the Company entered into a written consent with Heat Planet and its seller to modify the required timeframe to provide audited financial statements of Heat Planet to be delivered to the Company. The required audited financial statements of Heat Planet were delivered to the Company on December 26, 2012. The building was completed in April 2013, and AutoChina moved its headquarters to the new Kai Yuan Center, which serves as the control center for each of the Company’s 555 commercial vehicle financial centers located throughout China. The Company does not occupy the entire office space purchased, and has commenced leasing out the unoccupied space, the proceeds from which are reported as rental income.

Heat Planet’s equity was purchased for approximately $56.4 million. In connection with the acquisition, the Company assumed approximately $102.9 million in debt, resulting in a total transaction value of approximately $159.3 million. The $56.4 million purchase price was payable within six months of occupation of the Real Estate Asset, and the unpaid amounts after such six months have begun to accrue interest at the one-year rate announced by the People’s Bank of China (5.60% as of December 31, 2014). As of December 31, 2014, $3.9 million remains unpaid.

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

In November 2013 we established a new wholly-owned subsidiary called Top Auto International Inc. (“Top Auto”) and in February 2014 we established a new wholly-owned subsidiary called First Auto Limited (“First Auto”). These two companies are expected to eventually hold the Company’s Internet-based businesses. In January 2014 a new wholly-owned subsidiary called Lian Sheng Investment Co. (“Lian Sheng Investment”) was formed to facilitate the operation of the new peer stores businesses.

In April 2014, the Company began to provide financing to peer stores for purchasing commercial vehicles. The first two products we offer to peer stores are financing for the lease of new commercial vehicles, and financing for the insurance and taxes related to the purchase of a new commercial vehicle, which were launched in April 2014 and May 2014, respectively. The majority shareholder or the legal representative of the peer store provides a full guarantee to the Company to secure the installment payments. The Company believes that it is able to reach a much broader customer base by working with peer stores as opposed to solely through the Company’s own store branch network.

From August to October 2014, the Company established four new wholly-owned subsidiaries: Dian Fu Bao Investments Limited, Easy Technology Limited, Chuang Jin World Investment Limited, and Hebei Remittance Guarantee Limited. All four subsidiaries were established to facilitate the operations of a new peer-to-peer lending platform called K-Lend that was launched in November 2014.

In November 2014, the Company launched its K-Lend product, which is a P2P lending platform that acts as an intermediary to allow the Company to provide short-term financing to SMBs in the transportation industry, as well as source funding for the financing from individual investors. The Company earns service fees for transactions conducted through K-Lend.

In November 2014, the Company also launched its K-Pay product, which is a proprietary electronic payments platform for participants in the transportation industry that allows its users to make purchases at participating merchants. K-Pay has features similar to traditional credit cards, such as no fees for users if the outstanding monthly balance is paid on time. The Company charges service fees to merchants who accept K-Pay as a form of payment.

In April 2015 the Company established two wholly-owned subsidiaries called Shenzhen Kaiyuan Financial Services Co., Ltd. (“Shenzhen Kaiyuan Financial Services”) and Shenzhen Kaiyuan Inclusive Financial Services Co., Ltd. (“Shenzhen Kaiyuan Inclusive Financial Services”) to facilitate the operation of the Company’s new Internet-based businesses.

As of the filing date, approximately 530 truck financing centers have transferred a portion of their ownership from Kaiyuan Auto Trade Group Co., Ltd. (“Kaiyuan Auto Trade Group”) to Hebei Xuhua Trading Co., Ltd. (“Hebei Xuhua Trading “)in an internal restructuring of the Company.

The following chart illustrates our corporate structure as of April 24, 2015:

(1)	The public company, quoted on the OTC QB Board under the symbol “AUTCF”.

(2)	Ganglian Finance Leasing was formed in September 2010 for the purpose of conducting our leasing business. It commenced the leasing business in the fourth quarter of 2010.

(3)	Hebei Xuwei Trading is an investment holding entity, which holds 100% equity interest in Hebei Ruiliang Trading.

(4)	Hebei Shengrong Investment is an entity 100% indirectly controlled by Mr. Yong Hui Li, our Chairman and Chief Executive Officer. (“Mr. Li”)

(5)	Hebei Ruiliang Trading holds the ownership of the office segment of Kai Yuan Center building.

(6)	Hebei Xuhua Trading is the entity that AutoChina indirectly acquired control of through contractual arrangements and which held the cash consideration paid to AutoChina in connection with its sale of its automobile dealership business in December 2009. Since December 2010, Hebei Xuhua Trading commenced the trading of commercial vehicles by purchasing vehicles from outside suppliers for delivery to other group companies.

(7)	Each truck financing center is held by a separate legal entity, most of which are jointly owned by Kaiyuan Auto Trade Group and Hebei Xuhua Trading.

(8)	Kaiyuan Insurance was established to conduct insurance brokerage services in China. It commenced operations in December 2011.

(9)	Chuangjie Trading, as a beneficiary, engaged CITIC Trust to manage the Trust Fund, which was used to purchase commercial vehicles from Kaiyuan Auto Trade that were leased to our customers. Since November 2011, the Company has ceased to engage CITIC Trust as an intermediary for its new leases. However, CITIC Trust continues to serve as an intermediary for existing leases until these leases are fully settled and/or expired.

(10)	Beijing One Auto Technology was originally formed in February 2012 as Kaiyuan Information Processing. It engages in developing and management of the Companies Internet-based businesses.

(11)	Hebei Ruilang Property Services was formed in June 2013. It engages in property management of the Kai Yuan Center.

(12)	Top Auto International Inc. was formed in November 2013. It is anticipated to hold the Companies Internet-based businesses.

(13)	First Auto Limited was formed in February 2014. It is anticipated to hold the Companies Internet-based businesses.

(14)	Lian Sheng Investment was formed in February 2014 to facilitate the peer stores business.

(15)	Dian Fu Bao Investment was formed in August 2014 to facilitate the K-Lend and K-Pay businesses.

(16)	Chuangjin World Investment was formed in September 2014 to facilitate the K-Lend business.

(17)	Hebei Remittance Guarantee was formed in October 2014 to facilitate the K-Lend business.

(18)	Easy Technology was formed in September 2014 and operates the K-Lend platform.

(19)	Shenzhen Kaiyuan Financial Services was formed in April 2015 to facilitate the new Internet-based businesses.

(20)	Shenzhen Kaiyuan Inclusive Financial Services was formed in April 2015 to facilitate the new Internet-based businesses.

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

Commercial Vehicle Sales, Servicing, Leasing, and Support Business

We focus on providing innovative financing solutions for small and medium-sized businesses in China’s transportation industry. We own and operate a nationwide network of stores that lease commercial vehicles and market our other products and services. We also provide financing services to peer stores so that they may finance the purchase of commercial vehicles for their customers. Our other products and services include K-Lend, a peer-to-peer lending platform for the transportation industry, and K-Pay, an electronic payments platform for the transportation industry that has features similar to a credit card.

For leases originated through our own store network, we provide sales-type leases that include after-sales service and support for Class 8 heavy trucks (gross vehicle weight rating “GVWR” of over 33,000 lbs). Our customers can select to lease the make or model of commercial vehicle of their choice. During the lease term we own and are the legally titled owner of the vehicle. At the expiration of the lease, when the customer has fully paid for the vehicle, the ownership and title of the vehicle is transferred to the customer.

Our own standard sales-type lease program includes a number of services that we charge a membership fee for, such as licensing and permit services, insurance services, registration services, and access to our store branch network for support services. We ensure that these customers are properly licensed and have the appropriate permits to operate their commercial vehicles. We submit the requisite applications on their behalf and are often able to leverage our experience to facilitate approvals. We ensure that the leased vehicles are properly insured and registered. Insurance premiums and registration fees are passed through to the customer, and insurance premiums are paid once per year in advance. The registration fee is paid once at the initiation of the lease. We handle all of the related ongoing administration and paperwork involved with commercial vehicle ownership so that these customers can focus on operating their business. GPS tracking of the vehicle, for which we charge a fee, is mandatory for these customers. Customer support is offered at each store branch in our network. Each store is staffed 24 hours a day, 7 days a week, for customer support purposes. If a customer has a problem with their vehicle, they can contact our nearest store and arrange for roadside assistance or other repair measures. We believe that our emphasis on, and ability to deliver, high levels of customer service is a competitive advantage.

The standard length of these sales-type leases is 26 months. After an initial down payment and membership fee that together have historically averaged at least 25% of the market value of the vehicle, our customers make 24 equal monthly payments over the term of the lease (customers are not required to make a payment during the month of the annual Chinese New Year national holiday, which usually occurs in January or February). Furthermore, our company policy is that the total down payment and membership fee for first time customers must be at least 25% of the market value of the vehicle. We also require a separate cash security deposit for each vehicle. At the end of the 26 month lease, the vehicle is fully paid off, at which point the title to the vehicle and the security deposit is transferred to the customer.  Since ownership is transferred to the customer following the lease, our lease structure inherently does not depend on residual values. We believe that our leasing model has significantly less risk than other lease structures that do depend on residual values.

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

Through our peer stores business we provide financing services to third-party stores. The first two products we offer to peer stores are for the lease of new commercial vehicles, and financing for the insurance and taxes related to the purchase of a new commercial vehicle, which were launched in April 2014 and May 2014, respectively. Financing provided to peer stores for the lease of new commercial vehicles is repaid in equal installments over a 12 month period. Financing provided to peer stores for the insurance and taxes related to the purchase of a new commercial vehicle is repaid in equal installments over a 10 month period. We believe it is advantageous to partner with peer stores, who would otherwise be considered our competitors. For example, by doing so we can reach customers that we may otherwise not acquire with our own store network.

We also believe we expose ourselves to less repayment risk when lending to peer stores as compared to originating leases through our own stores. For example, the majority shareholder or the legal representative of the peer store is required to provide a full guarantee to secure the installment payments. In addition, we provide financing based on only a small ratio of the total assets or vehicles under lease from the peer store, as compared to leases originated through our own store network, where only one commercial vehicle stands behind each individual lease, for which we will often be providing a majority of the purchase funding.

In November 2014 we launched K-Lend, our peer-to-peer financing platform. K-Lend provides short-term financing for SMBs in the transportation industry and is funded by K-Lend investors through our own online peer-to-peer lending platform. Loans to K-Lend borrowers, who are individuals assigned by a SMB due to regulatory restrictions under PRC law, are repaid in a single payment at maturity that includes both the principal and interest. K-Lend investors earn a stated return if they hold their investment to maturity. In cases where investors wish to liquidate an investment prior to maturity or purchase an investment after its origination date, a discount will be imposed on the quoted return based on a systematic calculation.

In November 2014 we also launched K-Pay, our electronics payment platform. K-Pay users are provided with a credit line that can be utilized at participating K-Pay merchants or used to pay other K-Pay users. Similar to a traditional credit card, K-Pay users must repay any outstanding balances on a monthly basis. Besides late fees and penalties for K-Pay users who become delinquent on amounts borrowed, there are no fees for using the K-Pay payments service. Similar to traditional credit cards, K-Pay merchants pay a transaction fee for accepting K-Pay payments. Merchants may use K-Pay funds to make payments to other K-Pay users or merchants or cash out the funds via transfer to a bank account.

Our Customers

Our target customers are individuals and small and medium-sized businesses in the transportation industry. We are generally of the belief that SMBs in the transportation industry are capital constrained because they are not adequately serviced by the current financial system in China. Our truck leasing customers are typically owners or owner-operators predominantly located in rural areas of China and usually have prior long haul trucking experience. Our long-term strategy includes capturing customer bases typically found in more developed areas.

Our stores and our peer stores are designed to provide tailored products and service offerings that we believe are superior to other options that our owner and owner-operator customers can pursue. These options include outright purchase and bank financing. For example, we feel that our lease program is superior to an outright purchase because our customers may not have the capital to fund a vehicle purchase up front, they may not have the time or ability to manage the administrative aspects of commercial vehicle ownership, and our lease program allows our customers to focus on operating their vehicle to generate income. We feel that our lease program is superior to bank financing because of the shorter lead-time to vehicle ownership (usually a few weeks for our application and approval process compared to a few months for banks – primarily due to our focus only on leasing commercial vehicles and our high level of customer service), the administrative burden of vehicle ownership that we remove from the customer, and the broad support network that our store branches provide. Although the specific offerings provided by our peer stores may vary, the specialization they offer typically also make them more attractive to customers than bank financing.

Credit Control System

Since there are not yet any well-established credit rating systems in China, it is critical for AutoChina to be able to evaluate and manage its customers’ credit risk. For example, for truck leases that we originate through our own stores, we accomplish this through a comprehensive and proprietary credit control system that begins with a new customer screening process and continues with ongoing post-lease credit rating and review. This credit control system is designed to minimize the risk of default and, when default does occur, to minimize our exposure to loss. Our rating system also determines if a customer is eligible to purchase optional value-added services.

All new customers for truck leases that we originate through our own stores must successfully pass a proprietary 21-point application and screening process before beginning a lease. Furthermore, the final approval must be given by our corporate headquarters, which carefully reviews each application. The application and screening process is hands-on and labor intensive and requires reference checks of family and friends, a guarantor, a criminal background check, and documentation of all parties’ “hukou” (household registration record), among other things. A key component of our credit control system is a large down payment that varies depending on how much credit risk we believe a particular customer poses. The typical down payment percentage can range between 15-30% of the vehicle cost, not including our membership fee. Our company policy is that the total down payment and membership fee for first time customers must be at least 25% of the market value of the vehicle. In addition, historically our down payment and membership fee combined have averaged at least 25% of the fair market value of the vehicle. This large down payment gives our customers a significant vested interest in our lease program and therefore makes it less likely for them to walk away from a lease. In addition, it provides us with a great deal of protection in case a lease does terminate early, since the amount of proceeds we could re-sell or re-lease the vehicle for will likely be equal to or higher than our carrying value, which represents the total lease payments that are outstanding, for the vehicle. As further insurance we require a security deposit on each vehicle, which is returned to the customer after the successful completion of a lease. During the year ended December 31, 2012, we leased 5,385 new vehicles and 824 used vehicles and a total of 793 were repossessed or lost due to accidents. During the year ended December 31, 2013, we leased 11,902 new vehicles and 284 used vehicles and a total of 782 were repossessed or lost due to accidents. During the year ended December 31, 2014, we leased 15,615 new vehicles and 32 used vehicles and a total of 488 were repossessed or lost due to accidents. After we repossess vehicles, we arrange to resell them to new customers by either one-off sales or leasing the vehicle out again. In the case of loss due to an accident, we work with the insurance companies and the lessees for the recovery of the claims. Since all the leased commercial vehicles are insured when the lease is entered into, we are usually able to recover the remaining value of the lease from our insurance policy. There have been limited situations when lessees are involved in major accidents and third parties had liability claims that insurance is not sufficient to cover in which case we may not recover the remaining value of the lease. In these situations AutoChina may face liability depending on the outcome of litigation regarding the accident. We provide an allowance for doubtful accounts when the amounts are not recoverable.

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

For our peer stores business, in which we provide financing services to the peer store, we require the participating store to provide a full guarantee. Therefore, we take a number of steps to ensure that the peer store would be able to satisfy its guarantee in the event of a default. For example, in addition to taking steps to verify various lending criteria regarding the peer store, we provide financing based on only a small ratio of the total assets or vehicles under lease to the peer store while the full amount borrowed by the peer store is guaranteed.

Borrowers on K-Lend are assigned by an active business entity (not an individual). K-Pay users who receive credit advances must furnish collateral either in the form of a commercial vehicle, cash security deposit or real estate.

Commercial Vehicle Financing Structure

In September 2009 we implemented a structure in which CITIC Trust Co. Ltd., or CITIC Trust, a division of CITIC Group, or CITIC, acted as an intermediary for all of our leases. Our VIE, Hebei Chuangjie Trading Co., Ltd., or Chuangjie Trading, engaged CITIC Trust to act as trustee for a trust fund (referred to as the Trust Fund) and Chuangjie Trading is the sole beneficiary of the Trust Fund. The Trustee is responsible for the management of the funds invested in the Trust Fund, and the Trust Fund is used in purchasing commercial vehicles from Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) (our VIE at the time). Pursuant to the Trust Fund documents each use of the Trust Fund (e.g. to purchase a commercial vehicle) required a written order to the Trustee from Chuangjie Trading.

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

Competition

We generally face competition from direct and indirect competitors. Our direct competitors maintain physical stores like we do and may attempt to operate in a similar fashion. We have partnered with some of these competitors by providing them with financing through our peer stores business. We believe that most of our direct competitors are smaller in scale than AutoChina and have at most a few stores in their store network. We consider indirect competition to come mainly from banks. Banks provide loans for commercial vehicles, among other things. A key difference between bank financing and our lease program is that banks use the vehicle only as collateral, whereas AutoChina actually becomes the legally registered owner of the vehicle. Because of this, banks generally have to go through the legal system in order to repossess a vehicle. Banks generally are also not capable of providing service and support to the customer that is specific to commercial vehicle ownership or operation.

Our K-Lend business faces competition from numerous peer-to-peer lending companies. However, most competitors are not specifically focused on the transportation industry like we are. Our K-Pay business faces competition from numerous other forms of electronic payment including credit cards and debit cards. However, our K-Pay merchants are typically small businesses located in rural areas who did not previously accept any forms of electronic payment.

Our Industry

According to numerous sources including the 2012 China Commercial Vehicle Outlook published by ACT Research, China’s medium and heavy duty truck markets are the largest in the world and account for over 50% of the world’s commercial vehicle production. According to the China Association of Automobile Manufacturers (CAAM), there were an all-time record 1,017,400 heavy trucks sold in China in 2010. However, demand has slowed since then. According to CAAM, in 2011 there were 880,600 heavy trucks sold, a decrease of 13.44% from 2010. According to ChinaTrucks.com there were approximately 632,000 heavy trucks sold in 2012, a decrease of 28.2% from 2011, and 770,000 heavy trucks sold in 2013, an increase of 21.8% from 2012. In 2014 there were 742,600 heavy trucks sold according to CAAM, a decrease of 3.7% from 2013.

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

Office Leasing Business

We own and lease out office space in the Kai Yuan Center, which is a 54 story large-scale commercial building with hotel, office and ancillary facilities, erected on a land parcel with a site area of approximately 10,601 square meters in the central business district of Shijiazhuang, China. We own floors 5 to 11 and 13 to 27, which comprises a total gross floor area of approximately 62,972 square meters. A Hilton hotel managed by Hilton Worldwide occupies the uppermost floors of the Kai Yuan Center. Our corporate headquarters occupies floors 5, 26 and 27 and we lease out the space that we do not occupy, approximately 56,092 square meters. As of December 31, 2014 approximately 72% of this space has been leased out using leases that expire at various dates through 2016.

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

We developed our K-Lend and K-Pay products to provide innovative financial solutions to the entire transportation industry. K-Lend provides a funding solution for small and medium-sized businesses in the transportation industry, which are typically capital constrained. K-Pay provides a convenient, standardized payment solution to all participants, both individuals and businesses, in the transportation industry. The objective of K-Lend is primarily to acquire a captive customer base using peer funding. These users and others can then be encouraged to use K-Pay, for which we generate transaction fees from merchants. The goal of K-Pay is to be the dominant form of payment for the transportation industry. Together, K-Lend and K-Pay can provide a comprehensive one-stop funding and payment solution that can be a transportation enterprise’s single provider for such solutions.

We strive to accomplish all of these things efficiently and cost effectively while enhancing value to our shareholders.

Our Strengths

Leading Provider of Commercial Vehicle Leases to Owners and Owner Operators. We believe we own and operate the largest commercial vehicle sales, servicing, leasing, and support network in China. We believe that we have developed a strong market position in a fragmented market in a short amount of time and are poised to continue growing while maintaining our market leadership. We believe that our growing product and service mix is unmatched in the industry and that we have a strong brand in China that is well-regarded and trusted by our customers. We believe that our relationship with CITIC has and will continue to enhance our brand name. We feel that we have significant competitive advantages over both indirect competitors such as banks and also direct competitors who are generally much smaller in size and scale.

We Operate in the World’s Largest Market for Heavy Trucks. According to CAAM, there were approximately 742,600 heavy trucks sold in 2014 We believe that China’s continued economic growth and industrialization will likely cause the demand for heavy trucks to at least remain stable for many years and possibly grow. Since our customers can select a truck of any make or model, we believe we are well positioned to benefit from any growth in the market regardless of which trucks may be popular at the time.

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

Significant Industry Experience and Reputation. Over time, we have developed a strong reputation and many business relationships through our commercial vehicle sales, servicing and leasing business. This has helped us to launch the K-Lend and K-Pay products, which we believe are some of the first products of its kind to target the transportation industry in China. We leverage our industry experience to shape and develop new products and services such as K-Lend and K-Pay.

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

Capital Expenditures

Our capital expenditure primarily includes the remaining construction costs and leasehold improvements of Kai Yuan Center that we acquired in September 2012. For fiscal 2013we incurred $0.6 million in construction costs and leasehold improvement for Kai Yuan Center. We have not incurred any significant capital expenditures related to the Kai Yuan Center in fiscal 2014.

Our capital expenditures for commercial vehicle financing centers include leasehold improvements of commercial retail space, branding, other fixtures and equipment. The estimated cost of establishing a commercial vehicle financing center is approximately RMB 60,000 (approximately US$9,000).

We expect to use cash from operations to finance these capital expenditures. For fiscal 2014, through March 31, 2015, we opened nine new commercial vehicle financing centers and incurred approximately $81,000 in costs relating to opening those centers.

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

Internet Finance Laws and Regulations

A portion of our business operates in the Internet finance industry in China, which has largely been unregulated to date. However, it is widely expected that the People’s Bank of China will soon seek to regulate Internet finance by introducing new laws and regulations.

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

Legal Proceedings

On April 11, 2012, the SEC filed a lawsuit against us and 11 of our shareholders, including the Company’s Secretary and member of the Board of Directors, for stock manipulation, alleging that we deliberately manipulated trading in our shares to create the appearance of a liquid and active market. In June 2014, the Company reached a final agreement with the SEC to settle the lawsuit. The agreement has been entered into by the Company on a “no admit or deny” basis. The settlement has been approved and entered by the federal court and the matter is now fully concluded. The Company agreed to and paid a $4.35 million civil penalty, which was fully accrued and recorded as litigation expense in the Company’s condensed consolidated financial statements as of June 30, 2014. Hui Kai Yan, the Company’s director and secretary at the time the lawsuit was filed, also a defendant in the lawsuit, agreed to and paid a $150,000 civil penalty and agreed to no longer being an officer or director of a public company.

To the knowledge of the Company, there is no material litigation currently pending or, to our knowledge, contemplated against AutoChina or ACG or any of our officers or directors in their capacity as such.

Recent Developments

In April 2015 the Company established two wholly-owned subsidiaries called Shenzhen Kaiyuan Financial Services Co., Ltd. (“Shenzhen Kaiyuan Financial Services”) and Shenzhen Kaiyuan Inclusive Financial Services Co., Ltd. (“Shenzhen Kaiyuan Inclusive Financial Services”) to facilitate the operation of the Company’s new Internet-based businesses.

C.	Organizational Structure.

On April 9, 2009, we acquired ACG through a share exchange whereby ACG became our wholly-owned subsidiary. See Item 4.A. “History and development of the Company - Corporate Development and History.”

D.	Property and Equipment.

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

AutoChina conducts its commercial vehicle sales, servicing, leasing and support business through 555 subsidiaries, all of which are majority or wholly owned, directly or indirectly, by it. It owns and operates the office leasing business through four wholly owned subsidiaries. Its principal offices are located at 27/F, Kai Yuan Center, No. 5 East Main Street, Shijiazhuang, Hebei Province, 050011, People’s Republic of China, and its telephone number is +86 311 8382 7688.

We are a provider of innovative financing solutions for China’s transportation industry under the “Kaiyuan Auto” brand name. Through our strategically located network of commercial vehicle financing and service centers, we provide one-stop service for the needs of our customers, including commercial vehicle sales, servicing, leasing and support and related administrative services. We also own office space located in the Kai Yuan Center building and lease out the space that we do not occupy.

Our commercial vehicle financing and service centers are principally located in high traffic areas throughout Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan and Zhejiang area. Since March 2008 when we opened our first commercial vehicle financing center, we have grown our network of commercial vehicle financing and service centers to include 555 centers as of December 31, 2014.

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

The following chart indicates the number of AutoChina commercial vehicle financing and service centers in each of the provinces/regions where we conduct our business as of December 31, 2014:

Chinese Province / Region	Number of Commercial Vehicle Financing and service centers
Hebei:	49
Shanxi:	41
Shaanxi:	24
Tianjin:	2
Beijing:	6
Shandong:	44
Henan:	51
Hubei:	27
Hunan:	29
Liaoning:	26
Sichuan:	24
Chongqing:	3
Jiangxi:	24
Anhui:	28
Jiangsu:	26
Shanghai:	1
Fujian:	13
Gansu:	7
Guangdong:	19
Guangxi:	22
Guizhou:	15
Jilin:	10
Ningxia:	1
Yunnan:	20
Zhejiang:	12
Inner Mongolia Autonomous Region:	31
Total:	555

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

RESULTS OF OPERATIONS

2014 Compared to 2013

Overview

Although AutoChina’s net income decreased during the year ended December 31, 2014, there was an increase in revenue during the period as commercial vehicle sales increased in part due to growth in the commercial vehicle market and property lease and management revenues increased due to higher occupancy rates.

Details of the vehicles leased are as follows:

Number of Vehicles Leased
Balance at January 1, 2012	23,927
New leases recorded in the year ended December 31, 2012	5,385
Vehicles repossessed or loss to accident in 2012	(793)
Vehicles transferred to customers at the end of lease term in 2012	(13,441)
Balance at December 31, 2012	15,078
New leases recorded in the year ended December 31, 2013	11,902
Vehicles repossessed or loss to accident in 2013	(782)
Vehicles transferred to customers at the end of lease term in 2013	(11,203)
Balance at December 31, 2013	14,995
New leases recorded in the year ended December 31, 2014	15,615
Vehicles repossessed or loss to accident in 2014	(488)
Vehicles transferred to customers at the end of lease term in 2014	(6,303)
Balance at December 31, 2014	23,819

During the year ended December 31, 2014, the Company established an aggregate of 9 additional commercial vehicle sales, servicing, leasing and support centers in the Guangxi, Guangdong, Gansu, Guizhou, Hunan, and Jiangxi Provinces, bringing the total number of locations to 555 as of December 31, 2014. All the new stores were opened in provinces which had existing stores in order to enhance the coverage of the store network.

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues:

(in thousands)	Year ended December 31, 2014		Year ended December 31, 2013
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
Commercial vehicles	$736,145	90.5%	$593,912	90.2%	23.9%
Finance lease interests	54,301	6.7%	43,385	6.6%	25.2%
Insurance and other	18,065	2.2%	20,330	3.1%	(11.1)%
Property lease and management	4,937	0.6%	501	0.1%	885.4%
Total revenues	$813,448	100.0%	$658,128	100.0%	23.6%

Revenues for the year ended December 31, 2014 were $813.4 million, an increase of 23.6% from $658.1 million in the prior year period, as a result of an increase in commercial vehicles revenue due to the increase in the volume of new vehicle leases and an increase in property lease and management revenue due to a higher percentage of available space being leased out.

Commercial vehicles revenue increased by 23.9%, which was primarily due to an increase in the volume of new vehicle leases during the year. AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 15,615 new leases in the year ended December 31, 2014, compared to 11,902 new leases in the year ended December 31, 2013. The increase in commercial vehicles revenue was partially offset by a decrease in average price per vehicle from $49,900 per vehicle in 2013 to $47,100 per vehicle in 2014. The Company, on a net basis after taking into account the net increase or decrease in the inventory of repossessed vehicles, repossessed 468 vehicles whose lessees had defaulted on installment payments, sold 495 vehicles (from this period and from prior periods), and recognized 25 lost vehicles during the year ended December 31, 2014. In comparison, there were 758 vehicles repossessed on a net basis, 763 vehicles sold and 30 lost vehicles recognized in the year ended December 31, 2013. The increase in commercial vehicle sales, servicing and leasing was primarily due to a general stabilization in the economy that led to favorable investment sentiment for prospective purchasers of commercial vehicles in addition to success of the peer stores business, which was launched in April 2014.

Revenues from value-added services (diesel, tire and insurance financing services) totaled $50,000 during the year ended December 31, 2014 compared with $129,000 during the prior year. During 2014, AutoChina continued to tighten the credit requirements for customers of the value-added services as a way to manage default risk, which led to a decrease in value-added services revenues. As of December 31, 2014, over 260 tire outlets and over 80 fueling stations participate in the program. The Company has de-emphasized its value-added services and second-hand commercial vehicle programs and may eventually retire them.

Commencing in July 2011, AutoChina restructured its second-hand commercial vehicle program and began offering leasing arrangements to approved customers. We recognized the second-hand vehicle leasing arrangements as a direct financing lease and leased 32 second-hand vehicles during fiscal 2014 compared with 284 second-hand vehicles leased in fiscal 2013. Revenue generated from second-hand commercial vehicle leasing arrangements during the year ended December 31, 2014 was $546,000, compared to $634,000 in the prior year.

We recognize revenue from membership fees during the term of our customer’s lease as lease revenue. We also charge service and support fees on a monthly basis when the services are rendered. Once the lease term ends (in June of 2010 the leases for our first customers began to end), a customer can elect to continue to participate in our service and support network, and we will also charge service and support fees on a monthly basis when the services are rendered. As of December 31, 2014 there were owners of 1,434 vehicles that continue to pay for services after the termination of the direct financing and sales-type lease, representing a retention rate of approximately 3.7%.

Finance lease interests revenue increased 25.2% as a result of the increase in the total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect in the year ended December 31, 2014 compared to fiscal 2013. Insurance and other revenue decreased 11.1% compared to the prior year, as a result of a higher proportion of leases being originated through peer stores, which will typically not utilize our direct insurance agency business to purchase vehicle insurance.

Property lease and management revenues totaled $4,937 in the year ended December 31, 2014, and represent the revenues of the office leasing business. This represents an increase of 885.4% compared to the prior year due to a higher percentage of available space in the Kai Yuan Center being leased out to tenants. The office leasing business commenced operations during the third quarter of 2013.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of cost of sales:

(in thousands)	Year ended December 31, 2014		Year ended December 31, 2013
	Amount	% of Cost of sales	Amount	% of Cost of sales	Y-O-Y % CHANGE
Commercial vehicles	$34,582	4.8%	$9,981	1.7%	246.5%
Commercial vehicles, related parties	686,847	94.6%	569,807	97.5%	20.5%
Insurance	1,887	0.3%	3,485	0.6%	(45.9)%
Property lease and management	2,532	0.3%	1,360	0.2%	86.2%
Total cost of sales	$725,848	100.0%	$584,633	100.0%	24.2%

Cost of sales – Commercial vehicles and Cost of Sales – Commercial vehicles, related parties consist of the purchase price of the leased vehicles plus the direct labor costs of the operations. The total costs of sales in the year ended December 31, 2014 totaled $725.8 million, as compared to $584.6 million in the prior year, an increase of 24.2%, mainly due to the increased sales volume in the commercial vehicle sales, servicing, leasing and support business, which was partially offset by a decrease in average unit cost per vehicle. The average cost per vehicle in the year ended December 31, 2014 was $46,200 as compared to $48,700 per vehicle in the prior year. The decrease in cost per vehicle was due to changes in customer demand and a higher proportion of vehicles being leased through our peer stores, which have a different sales mix than our own stores. Cost of Sales – Commercial vehicles totaled $34.6 million in the year ended December 31, 2014, as compared to $10.0 million in the prior year, an increase of 246.5%, mainly due to the increased sales volume in the commercial vehicle sales, servicing, leasing and support business and our sourcing of a slightly higher proportion of commercial vehicles from unrelated parties. As a result, the percentage increase in Cost of Sales – Commercial vehicles was greater than the percentage increase in Cost of Sales – Commercial vehicles, related parties and Commercial vehicles revenue during the year ended December 31, 2014. Cost of Sales – Commercial vehicles, related parties totaled $686.8 million during the year ended December 31, 2014 as compared to $569.8 million in fiscal 2013, an increase of 20.5%, due to the increased sales volume of commercial vehicles.

Cost of insurance in the year ended December 31, 2014 totaled $1.9 million, as compared to $3.5 million in the prior year, a decrease of 45.9%, mainly due to the decreased revenue from our direct insurance agency services as a result of a higher proportion of leases being originated through peer stores, who will typically not utilize our direct insurance agency business to purchase the vehicle insurance.

Cost of sales – Property lease and management consists of renovation costs, depreciation, property taxes, and personnel costs related to the office leasing business. Cost of sales – Property lease and management totaled $2.5 million during the year ended December 31, 2014, as compared to $1.4 million during fiscal 2013. The increase is mainly attributable to the Kai Yuan Center building being completed and beginning to be depreciated during the second quarter of 2013.

Gross Profit

The Company’s gross profit was $87.6 million in the year ended December 31, 2014, representing a gross margin of 10.8%, a slight decrease from 11.2% for the prior year, which is primarily due to the significantly higher number of new leases established during the period, which has a lower margin than the monthly amortized finance income, in addition to a higher proportion of leases being originated through the peer store network, which have a lower margin than leases originated through our own stores. Increased property lease and management revenue partially offset the decrease in gross margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2014 were $57.3 million, which was $2.9 million, or 4.8%, lower than the same period of 2013. This was mainly due to a smaller increase in allowance for credit losses than the prior year and a reduction in total headcount from 2,737 at December 31, 2013 to 2,644 at December 31, 2014.

From December 31, 2013 to December 31, 2014, we increased the provision for doubtful accounts from $21.3 million to $29.1 million. The increase was based on our management’s ongoing analysis of credit losses for the account receivables and net investments in direct financing and sales-type leases from our lessee customers. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. For example, risk factors including the general economic slow-down and increasing delinquency trend in monthly payments by customers led management to increase its estimate. The increase of provision for doubtful accounts during the year was recorded in general and administrative expenses, and accordingly affects the earnings for the year.

Litigation expense

Litigation expense totaled $4.35 million for year ended December 31, 2014. This represented the amount the Company agreed to pay to settle the outstanding lawsuit with the SEC (see Note 17 to the financial statements). There was no litigation expense during the year ended December 31, 2013.

Interest Expense

Interest expense totaled $22.8 million for the year ended December 31, 2014, of which $10.7 million of interest expense was incurred to affiliates, Alliance Rich, Beiguo Auto, Hebei Kaiyuan, Hebei Ruijie Hotel Management Company, Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”) and Xinji Beiguo Mall. It includes interest of $858,000 and $128,000 incurred for loans advanced from Hebei Kaiyuan and Hebei Ruijie Hotel Management Company, respectively. It also included interest of $2.4 million, $1.7 million and $4.6 million incurred for the purchase of commercial vehicles for leasing from Ruituo, Beiguo Auto and Xinji Beiguo Mall, respectively. $939,000 of interest expense was incurred to Alliance Rich for amounts still outstanding from the acquisition of Heat Planet.

Interest expense totaled $9.6 million for the year ended December 31, 2013, of which $2.0 million of interest expense was incurred to affiliates. Other interest expenses increased to $12.1 million from $7.6 million, which resulted from the increased average interest rates and borrowing balances from banks, lease securitization and affiliates during the year.

Other income

Other income totaled $12.4 million for the year ended December 31, 2014, as compared to $13.4 million in the prior year, a decrease of 8.0% as compared to 2013. The decrease was mainly attributable to a decrease in penalty income, which are late charges imposed on customers for late payment of their monthly installments.

Interest Income

Interest income decreased from $406,000 to $168,000 due to the decreased average cash balance over the year ended December 31, 2014.

Income Tax Expense

In the year ended December 31, 2014, the Company recorded income tax expense of $5.5 million, as compared to an income tax expense of $5.7 million in the year ended December 31, 2013. This decrease was due to the decreased pre-tax income generated by the Company’s Chinese subsidiaries.

Income from Operations and Net Income

Income from operations and net income in the year ended December 31, 2014 was $10.2 million, as compared to $11.8 million in year ended December 31, 2013, representing a decrease of 14.1%. The decrease primarily resulted from the litigation expense incurred during 2014, which resulted in higher operating expenses during the year.

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

Finance revenue decreased 37.8% as a result of the decrease in the total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect in the year ended December 31, 2013 compared to fiscal 2012. Insurance and other revenue increased 42.5% compared to the prior year, as a result of the continued growth of the new direct insurance agency business that commenced in late 2011.

Property lease and management revenues totaled $501,000 in the year ended December 31, 2013 and represent the revenues of the office leasing business. This business commenced operations during the third quarter of 2013 and therefore there were no revenues during the year ended December 31, 2012.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of cost of sales:

(in thousands)	Year ended December 31, 2013		Year ended December 31, 2012
	Amount	% of Cost of sales	Amount	% of Cost of sales	Y-O-Y % CHANGE
Commercial vehicles	$9,981	1.7%	$7,350	3.0%	35.8%
Commercial vehicles, related parties	569,807	97.5%	234,781	96.1%	142.7%
Insurance and other	3,485	0.6%	2,159	0.9%	61.4%
Property lease and management	1,360	0.2%	—	0.0%	100.0%
Total cost of sales	$584,633	100.0%	$244,290	100.0%	139.3%

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

Gross Profit

The Company’s gross profit was $73.5 million in the year ended December 31, 2013, representing a gross margin of 11.2%, a decrease from 26.7% for the prior year, which is primarily due to the significantly higher number of new leases established during the period, which has a lower margin than the monthly amortized finance income. Increased insurance and other revenue partially offset the decrease in gross margin.

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

Income (loss) from Operations and Net Income

Income (loss) from operations and net income in the year ended December 31, 2013 was $11.8 million, as compared to $23.5 million in year ended December 31, 2012, representing a decrease of 49.8% from the same period in 2012. The decrease primarily resulted from the decreased gross profit generated from commercial vehicles and increased operating expenses during the year.

LIQUIDITY AND CAPITAL RESOURCES

Financing arrangements

The Company’s capital expenditures have been financed primarily through short-term borrowings from financial institutions and affiliates. The interest rates of such short-term borrowings during the periods have ranged from 5.60% to 9.00% per annum.

As of December 31, 2014, the Company’s outstanding borrowings from affiliates amounted to $3.9 million, $5.8 million, $15.7 million, $144,000 and $9,000 from Alliance Rich, Hebei Kaiyuan, Hebei Ruijie Hotel Management Company, Mr. Li and Smart Success Investment Limited (“Smart Success”), respectively. Alliance Rich, Hebei Kaiyuan and Smart Success are indirectly controlled by Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs except for the amount due to Alliance Rich which represented the consideration for the acquisition of Heat Planet. The amount is payable within six months of occupation of the Kai Yuan Center by the Company, which occurred in April 2013, and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, which were delivered in December 2012, and any unpaid amounts after such six months have begun to accrue interest at the one-year rate announced by the People’s Bank of China (5.600% as of December 31, 2014). The amount due to Hebei Kaiyuan was non-interest bearing, unsecured and due on demand. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum on amounts owed to it. Hebei Ruijie Hotel Management Company charges interest at 5.60% per annum on amounts owed to it. The amount due to AutoChina Inc., Mr. Li and Smart Success Investment Limited were non-interest bearing, unsecured and due on demand by the lenders.

As of December 31, 2014, the Company had short-term borrowings of $155.3 million, represented by loans from various Chinese banks, which have terms within one year. The Company had long-term borrowings of $17.2 million, represented by a loan from a Chinese bank, which has terms within two years. The Company had long-term payables of $10.0 million, representing security deposits from customers and borrowings under the mortgage financing arrangement with CITIC bank. Both the security deposit policy and the mortgage financing arrangement were initiated in March 2013.

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

Working Capital

As of December 31, 2014 and 2013, the Company had working capital of $141.5 million and $47.9 million, respectively.

During the year ended December 31, 2014, the Company decreased its short-term borrowings, repaying net funds amounting to $5.4 million. The Company had a net decrease of amounts due to affiliates of $12.5 million, and a net increase in accounts payable, related parties of $50.6 million, during fiscal 2014. The net impact generated additional cash for operations.

The Company anticipates that it will have adequate sources of working capital in the next 12 months. However, the Company may elect to obtain addition funding to expand and grow its operations, which may include debt offering, borrowings from financial institutions and/or the sale of equity.

Financial Condition

The following table sets forth the major balance sheet accounts of AutoChina at December 31, 2014, 2013 and 2012(in thousands):

	As of December 31,
	2014	2013	2012

Assets:
Cash and cash equivalents	$26,027	$31,370	$75,777
Restricted cash	988	1,244	160
Other financing receivables, net	48,506	—	—
Other financing receivables, net, related parties	782	—	—
Short-term net investment in sales-type leases	56,975	—	—
Long-term net investment in direct financing and sales-type leases	345,153	390,099	234,952
Construction in progress	—	—	76,669
Property, equipment and improvements, net	80,152	82,254	4,985
Liabilities:
Accounts payable, related parties	$108,211	$57,586	$2,228
Short-term borrowings	155,342	160,737	102,458
Long-term payables	10,001	11,293	—
Due to affiliates	25,644	38,143	65,595

Restricted cash was pledged as a condition for our insurance agency business and also to secure financing under the mortgage financing arrangement with China CITIC Bank, whereby CITIC Bank provides up to 50% of the mortgage financing to Ganglian Finance Leasing’s lessees of commercial vehicles. At December 31, 2014 and 2013, restricted cash was $988,000 and $1,244,000, respectively. The decrease in restricted cash is primarily due to the phaseout of the mortgage financing arrangement with CITIC Bank, which commenced in March 2013.

Other financing receivables, net began in April 2014 as a result of the inception of the peer stores business under which the Company provides financing services to third-party owned stores that lease commercial vehicles. As the revenue increased during the period, the balance of other financing receivables, net increased accordingly

Net investment in direct financing and sales-type leases began in March 2008 as a result of the inception of the commercial vehicles sales, servicing, leasing, and support business under which the Company enters into monthly installment arrangements with customers for a 26-month period. The balance of net investment in leases decreased as sales of other financing products, such as financing to peer stores, were emphasized.

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

Property, equipment and improvements decreased to $80.2 million as of December 31, 2014, a decrease of $2.1 million, or 2.6%, as compared with December 31, 2013. The decrease mainly relates to depreciation on property and equipment.

Accounts payable, related parties related to the financing arrangement for the Company’s purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business. Accounts payable, related parties increased from $57.6 to $108.2 million as of December 31, 2014, an increase of $50.6 million, or 87.9%, as compared with December 31, 2013. Such amounts were primarily related to the payables to our affiliates: Ruituo, Beiguo Auto and Xinji Beiguo Mall, to purchase commercial vehicles that were subsequently leased.

Short-term borrowings represent loans from various banks in the PRC. Short-term borrowings were used for working capital and capital expenditure purposes. The borrowings decreased to $155.3 million as of December 31, 2014, from $160.7 million as of December 31, 2013, because the Company decreased bank borrowings by $5.4 million during the year. The terms of the remaining outstanding bank borrowings range from 6 months to12 months and began to expire in March 2015.

Long-term payables represent security deposits from customers and amounts due under the mortgage financing arrangement with CITIC Bank, where the Company’s customers obtain mortgage financing from CITIC while the Company provides a guarantee. The Company enters into a lease contract directly with the customer and also enters into a contractual obligation to repay the mortgage financing on behalf of the customer. The CITIC mortgage financing has a 24-month term and as a result the Company recognizes a long-term liability for amounts borrowed under the CITIC mortgage financing arrangement. Long-term payables decreased from $11.3 million as of December 31, 2013 to $10.0 million as of December 31, 2014. The security deposit program and the mortgage financing arrangement began in March 2013. At the present time, the Company does not anticipate further utilizing the mortgage financing arrangement in the future.

The following table sets forth certain historical information with respect to the Company’s statements of cash flows (in thousands):

	Years Ended December 31,
	2014	2013	2012
Net cash (used in) provided by operating activities	$(46,680)	$(129,080)	$262,938
Net cash (used in) investing activities	(7,389)	(8,892)	(71,978)
Net cash provided by (used in) financing activities	49,168	91,167	(158,465)
Effect of exchange rate change	(442)	2,398	234

Net (decrease) increase in cash and cash equivalents	$(5,343)	$(44,407)	$32,729

Operating Activities. Net cash used in operating activities for the year ended December 31, 2014 was $46.7 million, as compared to net cash used in operating activities of $129.1 million and net cash provided by operating activities of $262.9 million for the years ended December 31, 2013 and December 31, 2012, respectively. The decrease in cash flows used in operating activities during fiscal 2014 was attributable primarily to a decrease in the number of vehicles leased through our own store network, which caused a decrease in our net investment in sales-type leases. However, this was more than offset by an increase in trucks leased and financing provided through peer stores. The decrease in cash flows provided by operating activities during fiscal 2013 was attributable primarily to the increase in growth of net investment in direct financing and sales-type leases, as a result of the increase in the number of new leases during fiscal 2013 as compared to fiscal 2012.

In the year ended December 31, 2014, operating activities used $46.7 million of cash. During 2014, the Company had net income of $10.2 million. In addition, the Company had a decrease of restricted cash of $0.3 million, an increase of accounts receivable of $13.3 million, an increase of provision for bad debts of $13.6 million, an increase in financing receivable, net of $48.7 million, an increase of short-term net investment of $57.3 million, a decrease of net investment in direct financing and sales-type leases of $43.0 million, and an increase of prepaid expense and other current assets of $0.3 million. The remaining balance arises from changes in inventories, accounts payable, other payable and accrued liabilities, customer deposits, income tax payable, depreciation and amortization and other items.

In the year ended December 31, 2013, operating activities used $129.1 million of cash. During 2013, the Company had net income of $11.8 million. In addition, the Company had an increase of restricted cash of $1.1 million, an increase of accounts receivable of $12.8 million, an increase of provision for bad debts of $18.8 million, an increase of net investment in direct financing and sales-type leases of $145.4 million, and an increase of prepaid expense and other current assets of $0.6 million. The remaining balance arises from changes in inventories, deposits for inventories, accounts payable, other payable and accrued liabilities, customer deposits, income tax payable, depreciation and amortization and other items.

In the year ended December 31, 2012, operating activities provided $262.9 million to the Company. During 2012, the Company had net income of $23.5 million. In addition, the Company had an increase of accounts payable of $15.9 million, an increase of provision for bad debts of $14.6 million, a decrease of net investment in direct financing and sales-type leases by $209.1 million, a decrease of deposits for inventories, related party of $14.5 million, a decrease of prepaid expense and other current assets of $7.7 million. However, there were increased accounts receivable by $22.3 million. The remaining balance arises from changes in inventories, deposits for inventories, other payable and accrued liabilities, customer deposits, income tax payable, depreciation and amortization and other items.

Investing Activities. Net cash used in investing activities was $7.4 million and $8.9 million in the years ended December 31, 2014 and December 31, 2013, respectively. Net cash used in investing activities was $72.0 million in the year ended December 31, 2012.

Financing Activities. Net cash provided by financing activities was $49.2 million in the year ended December 31, 2014, while net cash provided by financing activities was $91.2 million and net cash used in financing activities was $158.5 million in the years ended December 31, 2013 and 2012, respectively. In the year ended December 31, 2014, the Company increased total net borrowings by $10.9 million and increased the net amount of accounts payable, related parties by $50.6 million from its affiliates, Ruituo, Beiguo Auto, Hebei Ruijie Hotel Management Company and Xinji Beiguo Mall as part of a financing arrangement to purchase commercial vehicles for leasing. The Company also received proceeds of $68.2 million from its affiliates, Hebei Kaiyuan and Hebei Ruijie Hotel Management Company, and it repaid the amount of $80.5 million to its affiliates, Hebei Kaiyuan, Hebei Ruijie Hotel Management Company and Alliance Rich.

In the year ended December 31, 2013, the Company increased total net borrowings by $65.2 million and increased the net amount of accounts payable, related parties by $54.4 million from its affiliates, Ruituo, Beiguo Auto and Xinji Beiguo Mall as part of a financing arrangement to purchase commercial vehicles for leasing. The Company also received proceeds of $22.2 million from its affiliates, Hebei Kaiyuan and Beijing Wantong, and it repaid the amount of $50.7 million to its affiliates, Hebei Kaiyuan, Beijing Wantong, Kaiyuan Shengrong and Alliance Rich.

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

Historically, most or all available cash is used to fund the investment in direct financing and sales-type leases, financing receivable, short-term net investment, inventory growth and for capital expenditures. To the extent the investment in direct financing, sales-type leases, financing receivable, short-term net investment, inventory growth, and capital expenditures exceed income from operations, the Company generally increases the borrowings under its financing facilities and from affiliates.

The Company currently leases all of the properties where commercial vehicle sales, servicing, leasing and support centers are located. It expects to continue to lease the majority of the properties where new stores or centers are located.

At December 31, 2014, the Company had $27.0 million of cash on hand, with $24.2 million of cash held in Renminbi. On a short-term basis, the Company’s principal sources of liquidity include income from operations, short-term borrowings from financial institutions including accounts payable, related party and borrowings from affiliates. On a longer-term basis, the Company expects its principal sources of liquidity to consist of income from operations, borrowings from financial institutions, affiliates and/or fixed interest term loans. Further, the Company believes, if necessary, it could raise additional capital through the issuance of debt and equity securities. The Company expects to use cash to (i) increase its net investment in direct financing and sales-type leases, financing receivable and short-term net investment in line with its revenue growth; (ii) purchase property and equipment and to make improvements on existing property by the end of the year; and (iii) capital expenditures for maintenance and improvements of the Kai Yuan Center. In fiscal 2014, we incurred $1.1 million of capital expenditures for Kai Yuan Center. For fiscal 2015 we do not anticipate any significant capital expenditures related to the Kai Yuan Center. We believe that we have adequate liquidity to satisfy our capital needs for the near term, however we may need to raise additional capital to maintain our high rate of growth.

AutoChina’s borrowings primarily consisted of: (i) Short-term borrowings; (ii) Long-term borrowings; (iii) Accounts payable, related parties; and (iv) Due to affiliates.

Short-term borrowings. Short-term borrowings represented loans from various financial institutions that were used for working capital and capital expenditures purposes. The loans from various financial institutions bear interest at rates ranging from 6.60% to 7.80% as of December 31, 2014 and have terms of up to one year.

Long-term borrowings. Long-term borrowings represented a loan from a financial institution that was used for working capital and capital expenditures purposes. The loan bears interest at 6.77% as of December 31, 2014 and has a term within two years.

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

Due to Affiliates. Due to affiliates represented the short-term loans borrowed from the Company’s affiliates to satisfy the Company’s short-term capital needs. The amount due to Alliance Rich represented a portion of the consideration paid in the acquisition of Heat Planet. The amount was payable within six months of occupation of the Kai Yuan Center by the Company, which was completed in April 2013 and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, which were delivered in December 2012. In October 2013, the unpaid amount began to accrue interest at the one-year rate announced by the People’s Bank of China (5.60% as of December 31, 2014). The amount due to Hebei Kaiyuan was initially non-interest bearing, unsecured and due on demand by the lender. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum to the Company. Hebei Ruijie Hotel Management Company charges interest at 5.60% per annum on amounts owed to it. The amounts due to Mr. Li and Smart Success Investment Limited were non-interest bearing, unsecured and due on demand by the lenders. The Company expects to continue relying on the financing from affiliates and believes the affiliates have sufficient capital to continue provide such financing to us in the foreseeable future.

The Company’s borrowings fluctuate based upon a number of factors, including (i) revenues, (ii) changes in: net investment in direct financing and sales-type leases, other financing receivables and short-term net investment, (iii) capital expenditures, and (iv) inventory and deposits for inventories changes. Historically, income from operations, as well as borrowings on the revolving credit facilities, have driven accounts and notes receivable growth, inventory growth and capital expenditures.

We believe that our available cash and cash equivalents and cash provided by operating activities, together with cash available from borrowings, will be adequate to meet presently anticipated cash needs for at least the next twelve months.

Cash and cash equivalents as of December 31, 2014 are mainly held by the Company’s subsidiaries and VIEs. These cash balances cannot be transferred to the Company by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements.

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

Contractual Payment Obligations

The following is a summary of the Company’s contractual obligations for operations as of December 31, 2014 (in thousands):

	Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Operating leases	$1,397	$617	$745	$35	$—
Short-term borrowings	155,342	155,342	—	—	—
Long-term borrowings	17,159	2,451	14,708	—	—
Long-term payables	10,001	899	9,102	—	—
Accounts payable, related parties	108,211	108,211	—	—	—
Due to affiliates	25,644	25,644	—	—	—

Total	$317,754	$293,164	$24,555	$35	$—

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

Principles of Consolidation. The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All significant inter-company balances and transactions have been eliminated in consolidation.

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

Income Taxes. The Company accounts for income taxes in accordance with U.S. GAAP, which require recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period that includes the enactment date. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Long-Term Net Investment in Direct Financing and Sales-Type Leases. Long-term net investment in direct financing and sales-type leases are stated at the amount the Company expects to collect from its commercial vehicle leasing customers (individuals) and represent commercial vehicle leases that the Company originates directly through its own store network. These leases have an average length of 26 months and are secured by the commercial vehicle with GPS device tracing.

Short-term Net Investment in Sales-Type Leases and Other Financing Receivables. Both short-term net investment in sales-type leases and other financing receivables represent financing provided to the peer stores, which are guaranteed by their legal representative, and are stated at the amount the Company expects to collect. Short-term net investment in sales-type leases is for commercial vehicle leases provided to peer stores, with terms within 1 year. Other financing receivables represent 1) financing provided to peer stores for the insurance and taxes related to the purchase of a new commercial vehicle, usually with a term of ten months; and 2) loans provided to SMBs with a 6 month term. Since the Company launched the K-Lend business, certain loan receivables were transferred to individual investors. The transfer of financial assets originating from the K-Lend platform to investors does not meet the criteria of a sale of financial assets because the Company believes it still has continuing involvement and maintains effective control of the financial assets. Accordingly, the proceeds received from the investors under the financing agreement are accounted for as secured borrowings. The Company evaluates the collectability of such receivables based on a combination of factors, including customer credit-worthiness, aging, and historical collection experience. Management reviews such receivables and adjusts the allowance based on the aging of the receivables. The allowance for different agings is evaluated and determined based on historical experience and current market conditions and is evaluated on a quarterly basis or more often as necessary.

Accounts Receivable. Accounts receivable represents the following: i) the amount the Company expects to collect from the value added services, such as the tires, fuel and insurance financing services with the term of one to three months. ii) commissions the Company expects to collect from insurance institutions for referring its customers to buy auto insurance; iii) the reclassified past due monthly installments from long-term net investment in direct financing and sales-type leases, and short-term net investment in sales-type leases.

Provision for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.

The Company evaluates, on an individual basis, the collectability of its long-term net investment in direct financing and sales-type leases based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. The allowances were deducted from accounts receivable on an individual basis, and the portion in excess of accounts receivable were then deducted from the long-term net investment in direct financing and sales-type leases.

For short-term net investment in sales-type leases and other financing receivables arising from transactions with peer stores, the Company provides a general provision based on 1.5% of the ending balances. Certain various percentages of allowance are further provided when the monthly installments default, according to the aging of such defaults. Such allowances are deducted from accounts receivable, short-term net investment in sales-type leases and other financing receivables, respectively.

Other financing receivables. Other financing receivables represent financing provided to peer stores for the insurance and taxes related to the purchase of a new commercial vehicle, usually in the term of ten months. The Company evaluates the collectability of such receivables based on a combination of factors, including customer credit-worthiness, aging, and historical collection experience. Management reviews such receivables and adjusts the allowance based on the aging of the receivables. The allowance for different agings is evaluated and determined based on historical experience and current market conditions and is evaluated on a quarterly basis or more often as necessary.

Revenue Recognition

Commercial vehicles. The Company recognizes its current new commercial vehicle lease financing arrangement, including leases under the mortgage financing arrangement with China CITIC Bank, as a sales-type lease.  For new commercial vehicles financed by the Company, the Company recognizes revenue when the following conditions are met: (a) when the lease contract is signed, (b) when the customer has taken possession of the vehicle, and (c) if the collectability of owed amounts are reasonably assured. The Company recognizes revenue using the fair value of the commercial vehicles by reference to the retail market price of the vehicles. The Company also records the sale of the GPS tracking unit sold to the lessee upon the transfer of the title and delivery of the product. These sales revenues are recorded as “Commercial Vehicles”.

Finance. The Company recognizes its second-hand vehicle lease financing arrangement as a direct financing lease because it does not give rise to dealer’s profit or loss to the Company. Under the second-hand vehicle lease financing program, the Company holds the title of the used vehicle and then transfers title to the customer at the end of the lease term. The excess of aggregate lease rentals over the acquisition cost of leased second-hand vehicle constitutes unearned lease income to be taken into income over the lease term by using the effective interest method.

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

With respect to the value added services (tires, fuel, insurance financing services), the Company provides one to three months of revolving credit facilities to eligible customers, from which tires, fuel and insurance services that are charged and collected at the beginning of the financing period are deferred and recognized ratably based on the effective interest rate method over the term of the financing period.

For financing provided to peer stores for the insurance and taxes related to the purchase of a new commercial vehicle, the Company charges peer stores an up-front service fee which is collected at the beginning of the financing period and is deferred and recognized ratably based on the effective interest rate method over the term of the financing period.

The Company recognizes interest income on K-Lend loans based on the effective interest rate method over the term of the financing period.

Interest from direct financing and sales-type lease, the membership fee amortization, management servicing fee, interest from value added services, service fee for the financing of the insurance and taxes under the peer stores business and interest on K-Lend loans are recorded as “Finance”.

Recognition of income is suspended and a lease/receivable is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease/receivable becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases/receivable are recorded against the net investment/receivable and then to any unrecognized income.

Insurance and other. The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Insurance commission and agency income is recorded when the insurance contract is signed and the insurance premium is paid to the insurance company. The insurance commission and agency fee is recorded as “Insurance and other”.

Penalty income generated from the lessees and K-Pay users for late payment is recognized when the payment is overdue and the collectability is reasonably assured. This income is recorded as “Insurance and other”.

K-Pay merchants are charged transaction fees, which are recorded as “Insurance and other” when incurred.

Property lease and management. Minimum contractual rental income related to office leases are recognized on a straight-line basis over the terms of the respective leases. Straight-line rental revenue commences when the customer assumes control of the leased premises. In accordance with the Company's standard lease terms, rental payments are generally due on a monthly basis. Deferred rent receivable represents the cumulative difference between rental revenue as recorded on a straight line basis and rents received from the tenants. As of December 31, 2014, about $1.2 million deferred rent receivable was recorded. Tenant recovery revenue includes payments from tenants as reimbursements for management fees and utilities, etc, which are recognized when the related expenses are incurred. Rental from office lease and tenant recovery revenue together were recorded as “Property lease and management.”

Foreign Currency Translation. The Company’s operations in China and Hong Kong use the local currencies - Renminbi (“RMB”) and Hong Kong dollar (“HKD”) as its functional currencies whereas amounts reported in the accompanying consolidated financial statements and disclosures are stated in U.S. dollars, the reporting currency of the Company, unless stated otherwise. As such, the consolidated balance sheets of the Company have been translated into U.S. dollars at the current rates listed by the People’s Bank of China as of December 31, 2014 and 2013 and the consolidated statements of income and comprehensive income for the years ended December 31, 2014, 2013 and 2012 have been translated into U.S. dollars at the average rates during the periods the transactions were recognized. The resulting translation adjustments are recorded as other comprehensive income in the consolidated statement of income and comprehensive income. The following are the exchange rates used by the Company as of December 31, 2014, 2013 and 2012 and for the years ended December 31, 2014, 2013 and 2012.

	December 31, 2014	December 31, 2013	December 31, 2012
Exchange rates as of the date specified for	6.1190:1 RMB to USD	6.0969:1 RMB to USD	6.2855:1 RMB to USD
the year ended on the date specified	7.7567:1 HKD to USD	7.7546:1 HKD to USD	7.7522:1 HKD to USD
Average exchange rates for the years ended	6.1443:1 RMB to USD	6.1983:1 RMB to USD	6.3114:1 RMB to USD
	7.7556:1 HKD to USD	7.7573:1 HKD to USD	7.7575:1 HKD to USD

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

AutoChina’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. AutoChina has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of December 31, 2014, AutoChina’s total outstanding interest-bearing loans amounted to $306.4 million with interest rates in the range of 5.60% to 9.00% per annum. AutoChina has not been exposed, nor does it anticipate being exposed, to material risks due to changes in market interest rates.

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

Net income for the year ended December 31, 2014 of RMB62.5 million is reported as $10,166,000 based on the 2014 year-to-date average Renminbi to U.S. dollar exchange rate of 6.1443.  Net income would increase $42,000 to $10,208,000 based on the December 31, 2014 exchange rate of 6.1190 Renminbi per U.S. dollar.  However, net income would decrease $2,640,000 to $7,526,000 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

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

Off-Balance Sheet Arrangements

In March 2013, Ganglian Finance Leasing entered into a mortgage financing arrangement with China CITIC Bank, Shijiazhuang, Hebei Province Branch (“CITIC Bank”), whereby CITIC Bank agreed to provide up to 50% of the mortgage financing to Ganglian Finance Leasing’s lessees of commercial vehicles. Ganglian Finance Leasing agreed to provide a full guarantee to CITIC Bank for such mortgage financing and provided a pledge of the ownership of the commercial vehicle to CITIC Bank to secure its guarantees. As of December 31, 2014, the loan balance guaranteed by the Company amounted to $924.

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company’s results.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

AutoChina’s current directors, executive officers and key employees are as follows:

Name	Age	Position
Yong Hui Li	53	Chairman, Chief Executive Officer and Director
Lei Chen	48	Senior Vice President
Jason Chia-Lun Wang	39	Chief Financial Officer
Xing Wei	54	Chief Operating Officer
James Cheng-Jee Sha	65	Director
Diana Chia-Huei Liu	50	Director
Leon Ling Chen	51	Director
Spencer Ang Li	26	Director

Yong Hui Li has served as AutoChina’s Chairman and Chief Executive Officer and as a member of AutoChina’s Board of Directors since April 9, 2009. Mr. Li is the founder, Chairman and Chief Executive Officer of ACG and Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”) which was previously the second largest shareholder of Shijiazhuang International Building, a construction company traded on the Shenzhen Stock Exchange under the ticker symbol CN: 000600. Mr. Li founded Hebei Kaiyuan in November 1998, and ACG in July 2007. Mr. Li has also served as the Chairman of Prime Acquisition Corp., a blank check company, since its inception in February 2011 until September 2013. From February 2001 to May 2006, Mr. Li helped oversee Hebei Kaiyuan’s development of the largest steel-framed construction project in Hebei Province, consisting of residential complexes, office towers and an upscale shopping mall, which covered over one million square feet. In 1994, Mr. Li founded Shijiazhuang Hi-tech Zone Kaiyuan Auto Trade Co., which was a pioneer in the commercial vehicle leasing business in Hebei Province. He graduated from Tianjin University in June 1985 with a bachelor degree in Optical Physics. Yong Hui Li is Spencer Ang Li’s father.

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

Jason Chia-Lun Wang has served as AutoChina’s Chief Financial Officer since July 2009.  Mr. Wang has also served as an independent director of Prime Acquisition Corp., a blank check company, since its inception in February 2011 until September 2013. From December 2007 until joining AutoChina, Mr. Wang served as Director of Research and Analytics at Private Equity Management Group Inc. where he was responsible for analysis of prospective investments, credit and cash flow analysis, and valuations.  From July 2005 until December 2007, Mr. Wang worked at QUALCOMM Inc., a developer and innovator of advanced wireless technologies, products and services, where his responsibilities included all phases of venture capital investing, from target company identification to portfolio management. From July 2004 until July 2005, Mr. Wang was an investment banking associate at Relational Advisors LLC, where he specialized in mergers and acquisitions and debt and equity fundraising. From March 2000 until July 2002, Mr. Wang was the Director of Corporate Development and Planning at 24/7 Real Media Inc., a global digital marketing company. Prior to that, Mr. Wang was an investment banking analyst in the Global Mergers and Acquisitions Group at Chase Securities Inc. Mr. Wang received his MBA from the UCLA Anderson School of Management in June 2004 and bachelor degrees from both the Wharton School and the School of Engineering and Applied Science at the University of Pennsylvania in May 1998.

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

James Cheng-Jee Sha has served as a member of AutoChina’s Board of Directors since its inception. Mr. Sha served as Chairman of AutoChina’s Board of Directors and Chief Executive Officer from its inception to April 9, 2009. Mr. Sha founded and has been a partner of Spring Creek Investments since December 1999. Spring Creek Investments is a private investment firm specializing in principal investments and business consultations with internet and infrastructure companies. Mr. Sha also has served as the Chief Executive Officer of Optoplex Corporation, a communication networks company, since 2001. From September 2005 to February 2007, Mr. Sha served as Chief Executive Officer of AppStream, a software application virtualization company. From February 1999 to September 1999, Mr. Sha served as the Chief Executive Officer for Sina.com (NASDAQ: SINA), a global Chinese on-line media company and value added information service provider. From July 1996 to August 1998, Mr. Sha served as the Chief Executive Officer of Actra Business Systems, a joint venture between Netscape Communications Corporation and GE Information Services (GEIS), providing next-generation internet commerce application solutions for both business-to-consumer and business-to-business commerce markets. From August 1994 to August 1998, Mr. Sha served as Senior Vice President and General Manager of Netscape Communications Corporation, a computer services company until its merger with AOL. From May 1990 to August 1994, Mr. Sha was a Vice President at Oracle Corporation (NASDAQ:ORCL), a database management and development systems software company. From June 1986 to May 1990, Mr. Sha was a Vice President at Wyse Technology, Inc., a hardware, software and services computing company. Mr. Sha currently serves as a member of the audit committee and the Board of Directors of Tom.com (HK: 8282), a wireless internet company in the PRC providing value-added multimedia products and services. Mr. Sha also currently serves as a director of Armorize Corp. From 1998 to 2000, Mr. Sha also served on the board of Abovenet. Mr. Sha also serves as a trustee of the University of California at Berkeley Foundation and is a Board member of the Berkeley Chinese Alumni International Association. Mr. Sha graduated from National Taiwan University with a BS in Electrical Engineering, the University of California at Berkeley with an MS in EECS and from Santa Clara University with an MBA.

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

Spencer Ang Li has served as the Chief Executive Officer of Top Auto International Inc. (“Top Auto”), a wholly owned subsidiary of AutoChina, since March 14, 2014 and has served as a member of AutoChina’s Board of Directors since June 26, 2014. Prior to joining Top Auto, from July 2011 to January 2014 Mr. Li was an Investment Banking Analyst at Cogent Partners in New York, an advisor for private equity secondary transactions. Mr. Li is also a partner of ValleyBridge Properties, LLC, a real estate fund that invests in distressed single family homes and vacation home developments in Orlando, Florida, which he co-founded in 2012. Mr. Li received a BS in Economics and BA in Psychology from Duke University in 2011. Spencer Ang Li is Yong Hui Li’s son.

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

Pursuant to the share exchange agreement entered into on February 4, 2009 and amended on March 11, 2009, James Cheng-Jee Sha and Diana Chia-Huei Liu were nominated as members of AutoChina’s Board of Directors by the SCAC Shareholders’ Representative (as defined in the share exchange agreement) and Yong Hui Li and Spencer Ang Li were nominated as members of AutoChina’s Board of Directors by the AutoChina Shareholders’ Representative (as defined in the share exchange agreement). Leon Ling Chen was nominated upon the mutual agreement of the SCAC Shareholders’ Representative and the AutoChina Shareholders’ Representative, pursuant to the share exchange agreement.

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

•	Yong Hui Li receives $20,832 per year as compensation for serving as Chief Executive Officer, Jason Wang receives $220,000 per year as compensation for serving as Chief Financial Officer, Wei Xing receives $38,883 per year as compensation for serving as Chief Operating Officer and Chen Lei receives $31,801 per year as compensation for serving as Senior Vice President. No executive officer is entitled to a bonus, unless otherwise approved by the board of directors;

•	the employment agreements may be terminated by the Company (i) upon termination of the executive “for cause”, which is defined as (A) the failure of the executive to properly carry out his duties after notice by the Company of the failure to do so and a reasonable opportunity for the executive to correct the same within a reasonable period specified by the Company; (B) any breach by the executive of one or more provisions of any written agreement with, or written policies of, the Company or his fiduciary duties to the Company likely to cause material harm to the Company and its affiliates, at the Company’s reasonable discretion, or (C) any theft, fraud, dishonesty or serious misconduct by the executive involving his duties or the property, business, reputation or affairs of the Company and its affiliates, (ii) due to the executive’s death, (iii) in the event the executive becomes eligible for the Company’s long-term disability benefits or if the executive is unable to carry out his responsibilities as a result of a physical or mental impairment for more than 90 consecutive days or for more than 120 days in any 12-month period, subject to applicable laws, and (iv) without cause upon one month written notice, in which case the executive will be entitled to 3 months’ base salary severance to the extent the executive is not otherwise employed during the severance period;

•	the employment agreements may be terminated by the respective executives: (i) for any reason or no reason at all upon 3 months’ advanced notice, or (ii) for “good reason” upon notice of the reason within 3 months of the event causing such reason and subject to a 20-day cure period for the Company. “Good reason” is defined as: a material reduction in the executive’s base salary, except for reductions that are comparable to reductions generally applicable to similarly situated executives of AutoChina if (i) such reduction is effected by the Company without the consent of the executive and (ii) such event occurs within 3 months after a change in control. If the agreement is terminated by the executive for “good reason” then the executive is entitled to 1 month’s base salary severance to the extent the executive is not otherwise employed during the severance period;

•	each executive is subject to the non-compete, non-solicitation provisions of the agreement for a term of one year following termination of the employment agreement;

•	except for “prior inventions” (which is defined as all inventions, original works of authorship, developments, improvements, and trade secrets which were made by the executive prior to the executive’s employment with the Company), all inventions and other intellectual property created by the executive during the term of employment are the property of the Company, and the executive agrees to assist the Company to secure such intellectual property rights; and

•	the employment agreements include other customary terms and conditions, and are governed by the laws of Hong Kong.

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

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)		Stock Awards ($)	All other Compensation ($)	Total Compensation ($)
Yong Hui Li, Chief Executive Officer (1)	2014	20,832	—	—		—	—	20,832
Xing Wei, Chief Operating Officer (2)	2014	35,883	—	146,604	(5)	—	—	182,487
Jason Wang, Chief Financial Officer (3)	2014	220,000	20,000	34,752	(5)	—	—	274,752
Lei Chen, Senior Vice-President (4)	2014	31,801	—	34,752	(5)	—	—	66,553

(1)	Mr. Li served as ACG’s sole director from July 2007 until October 2007 and again from June 2008 until the present. Mr. Li has not received any compensation for service on ACG’s board or directors. In connection with our acquisition of ACG, Mr. Li was appointed as Chairman and Chief Executive Officer of AutoChina.

(2)	Mr. Wei has served as Chief Operating Officer of ACG since September 2008. In connection with our acquisition of ACG, Mr. Wei was appointed as Chief Operating Officer of AutoChina.

(3)	Mr. Wang joined AutoChina on July 16, 2009 as Chief Financial Officer.

(4)	Mr. Chen has served as Senior Vice-President of ACG since September 2008. In connection with our acquisition of ACG, Mr. Chen was appointed AutoChina’s Senior Vice President.

(5)	On March 23, 2011, August 19, 2010 and September 3, 2009, stock options for 72,000, 52,800 and 105,600 shares of AutoChina with an exercise price of $36.38, $27.19 and $9.50 per share, respectively, were granted to Mr. Wei. On August 19, 2010 and September 3, 2009, stock options for 38,400 and 76,800 shares of AutoChina with an exercise price of $27.19 and $9.50 per share, respectively, were granted to each of Mr. Wang and Mr. Chen. The exercise prices were the market prices on the dates of grant. On August 6, 2012, the Company’s board of directors determined to amend certain Share Option Award Agreements entered into pursuant to the incentive plan to reduce the exercise price per share thereunder to the current fair market value of the Company’s ordinary shares, which is $14.50 per share. The exercise prices of the stock options granted on March 23, 2011 and August 19, 2010 were affected and reduced to $14.50 per share thereafter. The value reported for each executive is the cost recognized in our financial statements during fiscal 2014, calculated in accordance with Accounting Standards Codification Topic 718 “Share-based Compensation.”

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

As of December 31, 2014, there are approximately 2,644 employees, directors and consultants who are currently eligible to receive awards under the Incentive Plan. New directors, employees and consultants of AutoChina or its affiliates are eligible to participate in the incentive plan as well.

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

As of December 31, 2014, 48,943 of these stock options had been exercised, and AutoChina recorded compensation expense of $16,307,000 based on estimated fair value of the stock options on their dates of grant. All of the exercised stock options utilized a net exercise method, and therefore, the Company did not receive any cash proceeds from their exercise. The per share fair value of the stock options granted under the incentive plan was initially estimated using the Black-Scholes option-pricing model with the following assumptions:

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

The following table summarizes the outstanding options granted under the incentive plan as at December 31, 2014, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at December 31, 2014	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at December 31, 2014	Weighted Average Exercise Price

$9.50 to $14.50	1,514,056	$4.77	5.05	1,509,556	$12.36

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

Special Terms Relating to Stock Options

The incentive plan provides for the grant of stock options, which may be either “incentive stock options” (ISOs), which are intended to meet the requirements for special U.S. federal income tax treatment under the Code, or “nonqualified stock options” (NQSOs). Stock options may be granted under the incentive plan on such terms and conditions as the Board of Directors or the Committee, if any, may determine; however, the per ordinary share exercise price under a stock option granted under the incentive plan may not be less than 100% of the “fair market value” (as defined in the incentive plan) of an ordinary share on the date of grant of the stock option, and the term of an ISO may not exceed ten years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital stock of AutoChina or a parent or subsidiary of AutoChina). ISOs may only be granted to employees. In addition, the aggregate fair market value of the ordinary shares underlying one or more ISOs (determined at the time of grant of the ISO or ISOs) which are exercisable for the first time by any one employee during any calendar year may not exceed $100,000. The Board of Directors or the Committee, if any, may permit a cashless “net exercise” of stock options granted under the incentive plan. As of December 31, 2014, all the stock options granted are ISOs.

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

Retirement Benefits

As of December 31, 2014, AutoChina’s subsidiaries in the PRC have participated the government-mandated employee welfare and retirement benefit contribution and provided pension, retirement or similar benefits to its employees. The PRC regulations require our PRC subsidiaries to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees.  The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits.  Our subsidiaries have no further commitments beyond this monthly contribution.

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

On December 31, 2014, our subsidiaries had 2,644 employees, of which 631 employees are members of management (including managers at each facility).

AutoChina has no contracts or collective bargaining agreements with labor unions and has never experienced work stoppages. AutoChina considers its relations with its employees to be good.

E.	Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth, as of February 18, 2015, certain information regarding beneficial ownership of AutoChina’s ordinary shares by each person who is known by AutoChina to beneficially own more than 5% of AutoChina’s ordinary shares. The table also identifies the stock ownership of each of AutoChina’s directors, each of AutoChina’s named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. AutoChina’s major shareholders do not have different voting rights than any other holder of AutoChina’s ordinary shares.

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

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares (2)
Honest Best Int’l Ltd. (3)	18,938,710		80.42%
Yong Hui Li	18,938,710	(4)	80.42%
James Cheng-Jee Sha	1,295,157	(5)	5.50%
Diana Chia-Huei Liu	301,161	(6)	1.28%
Xing Wei	332,642	(7)	1.40%
Leon Ling Chen	5,000	(8)	*
Lei Chen	187,144	(9)	*
Jason Wang	131,100	(10)	*
Spencer Ang Li	0		*

All directors and executive officers as a group (eight individuals)	21,190,914	(11)	89.98%

* Less than 1%

(1)	Unless indicated otherwise, the business address of each of the individuals is 27/F, Kai Yuan Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China.

(2)	Based on 23,549,644 ordinary shares of AutoChina issued and outstanding as of February 18, 2015, except that ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(3)	Yong Hui Li is the sole shareholder of Honest Best Int’l Ltd. and has sole voting and dispositive power over such shares.

(4)	Consists of 18,938,710 shares of AutoChina owned by Honest Best Int’l Ltd., whose sole shareholder is Mr. Yong Hui Li.

(5)	Consists of 995,157 shares owned by Sha Living Trust. Mr. Sha is a trustee of Sha Living Trust, and 300,000 ordinary shares owned by Irrevocable Trust of James CJ Sha and Wen-Hsing Sha. Mr. Sha’s spouse is a trustee of this trust.

(6)	Includes 9,798 ordinary shares of AutoChina owned by William Tsu-Cheng Yu, Ms. Liu’s husband.

(7)	Includes 230,400 shares underlying incentive stock options exercisable within 60 days of this annual report.

(8)	Includes 2,200 ordinary shares of AutoChina owned by Xue Jun Yan, Mr. Chen’s wife.

(9)	Consists of 23,944 ordinary shares and 115,200 shares underlying vested incentive stock options which are exercisable within 60 days owned by Lei Chen, and 48,000 ordinary shares of AutoChina owned by Lei Chen’s spouse.

(10)	Includes 115,200 shares underlying incentive stock options exercisable within 60 days of this annual report.

(11)	Includes 460,800 Shares underlying 460,800 incentive stock options exercisable within 60 days of this Proxy Statement.

For a description of the AutoChina International Limited 2009 Equity Incentive Plan, please refer to Item 6B.

As of February 18, 2015, approximately 32.3% of the ordinary shares were held by residents of the United States and there were 4 shareholder of record in the United States.

B.	Related Party Transactions

Prepaid expenses, related party:

During the periods presented, the Company has paid the interest to Xinji Beiguo Mall in advance in order to facilitate a faster payment speed.

The outstanding amounts of prepaid expense, related party as of December 31, 2014 and 2013 were as follows:

		December 31,
	Note	2014	2013

Xinji Beiguo Mall	(1)	50	—
Total		$50	$—

Note:

(1)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%.

Other financing receivables, net, related party:

During the periods presented, the Company has provided the loans to Yuanshi County Natural Gas Sales Company. The balance is expected to mature before June, 2015.

The outstanding amounts of other financing receivable, net, related party as of December 31, 2014 and 2013 were as follows:

		December 31,
	Note	2014	2013

Yuanshi County Natural Gas Sales Company	(1)	782	—
Total		$782	$—

Note:

(1)	Entity controlled by Mr. Li’s brother.

Due to affiliates:

During the periods presented, the Company has borrowed from the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li (“Mr. Li”), Honest Best and companies affiliated with Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs.

The amount due to Alliance Rich represented a portion of the consideration paid in the acquisition of Heat Planet. The amount was payable within six months of occupation of the Kai Yuan Center by the Company, which was completed in April 2013 and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, which were delivered in December 2012. In October 2013, the unpaid amount began to accrue interest at the one-year rate announced by the People’s Bank of China (5.60% as of December 31, 2014). As of December 31, 2014 approximately $3.9 million is still owed to Alliance Rich for the acquisition of Heat Planet.

In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum, and amounts owed continue to be unsecured and due on demand by the lender.

Hebei Ruijie Hotel Management Company charges interest at 5.60% per annum on amounts owed to it.

The amount due to Mr. Li and Smart Success Investment Limited (“Smart Success”) were non-interest bearing, unsecured and due on demand by the lenders.

The amount due to Yuanshi County Natural Gas Sales Company represents security deposits withheld when Yuanshi purchased notes through the P2P financing platform.

The outstanding amounts due to related parties as of December 31, 2014 and 2013 were as follows:

		December 31,
	Notes	2014	2013

Mr. Li		$144	$144
Alliance Rich	(1)	3,917	32,560
Hebei Kaiyuan	(1)	5,807	5,430
Smart Success	(1)	9	9
Hebei Ruijie Hotel Management Company	(1)	15,690	—
Yuanshi County Natural Gas Sales Company	(2)	77	—
Total		$25,644	$38,143

Notes:

(1)	Entity controlled by Mr. Li.
(2)	Entity controlled by Mr. Li’s brother.

Accounts payable, related parties:

During the periods presented, the Company purchased commercial vehicles from Ruituo, a company controlled by Mr. Li’s brother. The amount due to Ruituo is unsecured and due on demand by Ruituo. In October 2011, Ruituo began charging to the Company interest at approximately 8.00% per annum, based on the weighted average outstanding payable balances at month end.

In December 2013, the Company began obtaining short-term trade financing to purchase commercial vehicles from Beiguo Auto and Xinji Beiguo Mall, companies affiliated with Mr. Li. Mr. Li holds 20.92% of indirect beneficial ownership in both Beiguo Auto and Xinji Beiguo Mall. The Company pays a financing charge of approximately 9% per annum to Beiguo Auto and Xinji Beiguo Mall for the funds obtained due to this financing arrangement. The financing arrangement is personally guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days.

The outstanding amounts of accounts payable, related parties as of December 31, 2014 and 2013 were as follows:

		December 31,
	Notes	2014	2013

Ruituo	(1)	$66,633	$45,024
Beiguo Auto	(2)	16,978	3,116
Xinji Beiguo Mall	(2)	24,600	9,446
		108,211	57,586

Notes:

(1)	Entity controlled by Mr. Li’s brother.
(2)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%

Related Parties Transactions

During the periods presented, the details of the related party transactions were as follows:

	Notes		Years Ended December 31,
			2014	2013	2012

Capital nature:
Hebei Kaiyuan	(1)	(a)	—	20,973	64,962
Hebei Kaiyuan	(1)	(c)	50,616	19,562	75,771
Hebei Ruijie Hotel Management Co. Ltd	(1)	(a)	24,413	24,200	—
Hebei Ruijie Hotel Management Co. Ltd	(1)	(c)	15,461	—	2,905
Kaiyuan Shengrong	(1)	(b)	—	10,487	10,299
Kaiyuan Shengrong	(1)	(c)	—	—	15,881
Kaiyuan Shengrong	(1)	(d)	—	10,487	3,169
Beijing Wantong Longxin Auto Trading Co., Ltd. (“Beijing Wantong”)	(2)	(c)	—	2,662	42,495
Ruituo	(3)	(a)	48,826	24,200	—
Mr. Li	(4)	(a)	—	69,374	—
Alliance Rich	(1)	(f)	939	339	—
Hebei Ruijie Hotel Management Company	(1)	(h)	73	—	—

Operating nature:			—	—
Honest Best	(1)	(f)	—	—	58
Hebei Kaiyuan	(1)	(f)	858	329	86
Kaiyuan Shengrong	(1)	(f)	—	325	341
Ruituo	(3)	(e)	549,195	557,614	234,781
Ruituo	(3)	(f)	2,446	896	384
Beiguo Auto	(5)	(e)	39,361	3,025	—
Beiguo Auto	(5)	(f)	1,685	21	—
Xinji Beiguo Mall	(5)	(e)	105,066	9,168	—
Xinji Beiguo Mall	(5)	(f)	4,634	61	—
Hebei Ruijie Hotel Management Company	(1)	(g)	949	—	—
Hebei Ruijie Hotel Management Company	(1)	(f)	128	—	—
Yuanshi County Natural Gas Sales Company	(3)	(i)	857	—	—
Yuanshi County Natural Gas Sales Company	(3)	(m)	2,074	—	—
Yuanshi County Natural Gas Sales Company	(3)	(j)	23	—	—
Yuanshi County Natural Gas Sales Company	(3)	(k)	190	—	—
Yuanshi County Natural Gas Sales Company	(3)	(l)	3	—	—

Notes :

(1)	Entity controlled by Mr. Li.

(2)	Entity which Mr. Li’s brother holds 40% equity interest.

(3)	Entity controlled by Mr. Li’s brother.

(4)	The Chairman and Chief Executive Officer of AutoChina.

(5)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%

Nature of transaction :

(a)	Bank loan guarantee provided to the bank by the affiliates.

(b)	Bank loan guarantee provided by the Company to the affiliate.

(c)	Loan provided to the Company during the year.

(d)	Receivables of the Company pledged to guarantee the bank loans borne by the affiliate.

(e)	Sale of automobiles to the Company, including VAT, during the year.

(f)	Interest incurred by the Company during the year.

(g)	Conference fees.

(h)	Construction fees.

(i)	K-Lend loans and security deposits.

(j)	K-Lend interest revenue.

(k)	K-Pay funds used.

(l)	K-Pay revenue.

(m)	Sale of automobiles by the Company, including VAT, during the year

For financing purposes, the Company had purchase concentration of commercial vehicles from Ruituo, which accounted for 76.1%, 96.2% and 97.0% of total purchases for the years ended December 31, 2014, 2013 and 2012, respectively. The accounts payable from Ruituo accounted for 58.5%, 66.5% and 12.0% of total accounts payable as of December 31, 2014, 2013 and 2012, respectively. Management believes that the risk of material adverse affects on the Company’s business operations and profitability due to the concentration is remote.

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

AutoChina’s ordinary shares have been quoted on the over the counter market under the symbol AUTCF since February 28, 2012. Our ordinary shares are currently quoted on the OTC QB market.

On July 15, 2011, we received a written notification from the Nasdaq Stock Market stating that we were not in compliance with the filing requirements for continued listing under Nasdaq Marketplace Rule 5250(c)(1). The Nasdaq notification was issued due to our failing to file our Annual Report on Form 20-F for the year ended December 31, 2011 with the SEC within the required time period.  Nasdaq provided us until August 15, 2011 to submit a plan to regain compliance, and we submitted our plan to regain compliance on August 14, 2011. On September 8, 2011, we received a letter from Nasdaq stating that based on the review of public documents and the plan to regain compliance provided by us, Nasdaq’s staff determined that providing us until December 31, 2011 to file its Annual Report on Form 20-F for the period ended December 31, 2011 was not warranted, and that our securities would be delisted from Nasdaq on September 19, 2011, unless we appealed the determination. We appealed the staff determination regarding the delisting of our securities, and on October 4, 2011 our securities were suspended from trading pending the final determination of the appeal. On December 1, 2011, we attended oral appeal hearing with Nasdaq. On January 18, 2012, we received the Nasdaq Hearings Panel’s decision to deny our appeal for continued listing on Nasdaq. We did not further appeal the Panel’s decision. As a result, our ordinary shares have been delisted from the NASDAQ Capital Market and began to be quoted on the over the counter market under the symbol AUTCF on February 28, 2012.

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

The table below reflects the high and low bid prices for AutoChina’s ordinary shares for the period from March 28, 2008 through October 5, 2009, when the Company’s stock was quoted on the OTC Bulletin Board. The OTC Bulletin Board quotations reflect inter-dealer prices, are without retail markup, markdowns or commissions, and may not represent actual transactions. The table below also reflects the high and low sales prices on the NASDAQ Stock Market for the period from October 5, 2009 through October 4, 2011, the high and low bid prices for AutoChina’s ordinary shares on the OTC Bulletin Board Pink Sheets for the period from October 5, 2011 through February 28, 2012 and the high and low bid prices for AutoChina’s ordinary shares on the over the counter market (we are currently on the OTC QB) for the period from February 28, 2012 through March 31, 2015.

	Ordinary Shares
	High	Low
Annual Highs and Lows
2008	$7.30	$6.50
2009	35.99	6.50
2010	48.50	20.50
2011	39.81	6.00
2012	28.50	11.50
2013	21.00	5.10
2014	20.00	8.00

Quarterly Highs and Lows

2011
First Quarter	$39.81	$19.68
Second Quarter	35.10	24.78
Third Quarter	28.20	8.14
Fourth Quarter	24.90	6.00
2012
First Quarter	$28.50	$20.00
Second Quarter	24.00	14.80
Third Quarter	19.10	11.50
Fourth Quarter	21.00	16.65
2013
First Quarter	$21.00	$16.00
Second Quarter	21.00	5.10
Third Quarter	15.00	12.50
Fourth Quarter	20.00	9.90
2014
First Quarter	$20.00	$12.15
Second Quarter	17.82	8.00
Third Quarter	14.50	12.00
Fourth Quarter	20.00	14.00
2015
First Quarter	$28.00	$15.50

Monthly Highs and Lows
October 2014	$16.00	$14.00
November 2014	19.00	14.00
December 2014	20.00	18.00
January 2015	28.00	20.00
February 2015	25.00	16.00
March 2015	25.00	15.50

Number of Holders.  As of February 18, 2015, there were 10 holders of record of our outstanding ordinary shares, though we believe that the number of beneficial holders is significantly greater.

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

AutoChina’s ordinary shares have been quoted on the over the counter market (currently on the OTC QB) under the symbol AUTCF since February 28, 2012. Our ordinary shares were quoted the OTC Pink Market under the symbol AUTC from October 4, 2011 to February 28, 2012, and prior to that our ordinary shares were listed on the NASDAQ Capital Market under the symbol AUTC. On July 15, 2011, we received a written notification from the Nasdaq Stock Market stating that we are not in compliance with the filing requirements for continued listing under Nasdaq Marketplace Rule 5250(c)(1). The Nasdaq notification was issued due to our failing to file our Annual Report on Form 20-F for the year ended December 31, 2011 with the SEC within the required time period. Nasdaq provided us until August 15, 2011 to submit a plan to regain compliance, and we submitted our plan to regain compliance on August 14, 2011. On September 8, 2011, we received a letter from Nasdaq stating that based on the review of public documents and the plan to regain compliance provided by us, Nasdaq’s staff determined that providing us until December 31, 2011 to file its Annual Report on Form 20-F for the period ended December 31, 2011 was not warranted, and that our securities would be delisted from Nasdaq on September 19, 2011, unless we appealed the determination. We appealed the staff determination regarding the delisting of our securities, and on October 4, 2011 our securities were suspended from trading pending the final determination of the appeal. On November 2, 2011 we received a letter from Nasdaq stating that, in addition to the Company not being in compliance with Listing Rule 5250(c)(1), Nasdaq determined that certain trading activity in the Company’s ordinary shares raised public interest concerns pursuant to Nasdaq Listing Rule 5101. On December 1, 2011, we attended an oral appeal hearing with Nasdaq. On January 18, 2012, we received the Nasdaq Hearings Panel’s decision to deny our appeal for continued listing on Nasdaq. We did not further appeal the Panel’s decision. As a result, our ordinary shares have been delisted from the NASDAQ Capital Market and began to be quoted on the over the counter market under the symbol AUTCF since February 28, 2012.

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

On September 3, 2012, Kaiyuan Auto Trade entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB100 million from Agricultural Bank of China (ABC) Lender. The loan was fully drawn on September 3, 2012. The loan bore interest at 6.60% per annum, payable monthly. The loan was secured by the properties owned by Hebei Kaiyuan, and matured and was repaid on September 3, 2013.

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

On January 3, 2014, Kaiyuan Auto Trade entered into a loan agreement with ABC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB100 million from ABC Lender. The loan was fully drawn in three installments on January 9, 2014, January 20, 2014 and February 10, 2014. The loan bore interest at 6.60% per annum, payable in a lump sum at maturity. The loan was secured by Hebei Ruiliang Property Services, and was repaid on December 9, 2014.

On February 26, 2014, Kaiyuan Auto Trade entered into a loan agreement with Minsheng Bank, for a 6-month borrowing of RMB150 million. The loan bore interest at 7.80% per annum, payable monthly. The loan was fully drawn on August 28, 2014. The loan is secured by certain receivables to which Hebei Chuanglian Finance Leasing is entitled.

On March 6, 2014, Kaiyuan Auto Trade entered into a loan agreement with ABC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB100 million from ABC Lender. The loan was fully drawn on March 6, 2014, The loan bore interest at 6.44% per annum, payable in a lump sum at maturity. The loan was secured by certain receivables to which Ganglian Finance Leasing is entitled, and was repaid on August 25, 2014.

On March 30, 2014, Kaiyuan Auto Trade entered into a loan agreement with ABC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB20 million from ABC Lender. The loan was fully drawn on March 30, 2014, The loan bore interest at 6.72% per annum, payable in a lump sum at maturity. The loan was secured by certain receivables to which Ganglian Finance Leasing is entitled, and was repaid on September 2, 2014.

On April 1, 2014, Kaiyuan Auto Trade entered into a loan agreement with ABC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB80 million from ABC Lender. The loan was fully drawn on April 1, 2014, The loan bore interest at 6.72% per annum, payable in a lump sum at maturity. The loan was secured by certain receivables to which Ganglian Finance Leasing is entitled, and was repaid on September 2, 2014.

On June 27, 2014, Kaiyuan Auto Trade entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB60 million from CITIC Lender. The loan was fully drawn on June 27, 2014. The loan bears interest at 6.60% per annum, payable in a lump sum at maturity. The loan is guaranteed by Ganglian Finance Leasing, Chuanglian Finance Leasing and Mr. Li, and matures on June 27, 2015.

On August 15, 2014, Kaiyuan Auto Trade entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB90 million from CITIC Lender. The loan was fully drawn on August 15, 2014. The loan bears interest at 6.90% per annum, payable monthly. The loan is guaranteed by Ganglian Finance Leasing and Mr. Li, and matures on August 15, 2015.

On August 26, 2014, Kaiyuan Auto Trade entered into a loan agreement with ABC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB100 million from ABC Lender. The loan was fully drawn on August 26, 2014, The loan bears interest at 6.72% per annum, payable monthly. The loan is secured by certain receivables to which Ganglian Finance Leasing is entitled, and matures on February 22, 2015.

On September 5, 2014, Kaiyuan Auto Trade entered into a loan agreement with ABC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB100 million from ABC Lender. The loan was fully drawn on September 5, 2014, The loan bears interest at 6.72% per annum, payable monthly. The loan is secured by certain receivables to which Ganglian Finance Leasing is entitled, and matures on March 5, 2015.

October 8, 2014, Kaiyuan Auto Trade entered into a loan agreement with Hua Xia Lender, for a 9-month borrowing of RMB150 million. The loan bore interest at 7.80% per annum, payable monthly. The loan was fully drawn on October 9, 2014. The loan is secured by certain receivables to which Hebei Chuanglian Finance Leasing is entitled and matures on July 19, 2015.

On November 7, 2014, Kaiyuan Auto Trade entered into two loan agreements with ABC Lender. Pursuant to the loan agreements, Kaiyuan Auto Trade borrowed RMB200 million from ABC Lender. The loan was fully drawn on November 11, 2014, The loan bears interest at 6.90% per annum, payable monthly. The loan is secured by Hebei Ruiliang Property Services, and matures on November 10, 2015.

On June 26, 2014, Ganglian Finance Leasing entered into a loan agreement with China Minsheng Lender. Pursuant to the loan agreement, Ganglian Finance Leasing borrowed RMB100 million from China Minsheng Lender. The loan was fully drawn on June 26, 2014. The loan bears interest at 7.80% per annum, payable monthly. The loan is guaranteed by Hebei Ruiliang Property Services and matures on June 26, 2015.

On August 4, 2014, Ganglian Finance Leasing entered into a loan agreement with East Asia Lender. Pursuant to the loan agreement, Ganglian Finance Leasing borrowed RMB105 million from East Asia Lender. The loan was fully drawn on August 4, 2014. The loan bears interest at 6.765% per annum, payable quarterly. The loan is guaranteed by Hebei Ruiliang Property Services, and matures on August 4, 2016.

On June 27, 2014, Hebei Xuhua Trading entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Hebei Xuhua Trading borrowed RMB30 million from CITIC Lender. The loan was fully drawn on June 27, 2014. The loan bears interest at 6.60% per annum, payable monthly. The loan is guaranteed by Ganglian Finance Leasing, which pledged its rights to certain receivables, and matures on June 27, 2015.

On August 15, 2014, Hebei Xuhua Trading entered into a loan agreement with CITIC Lender. Pursuant to the loan agreement, Hebei Xuhua Trading borrowed RMB120 million from CITIC Lender. The loan was fully drawn on August 15, 2014. The loan bears interest at 6.90% per annum, payable monthly. The loan is guaranteed by Ganglian Finance Leasing, which pledged its rights to certain receivables, and Mr. Li, and matures on August 15, 2015.

On December 26, 2014, Kaiyuan Auto Trade entered into a loan agreement with ABC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB100 million from ABC Lender. The loan was fully drawn on January 4, 2015, The loan bears interest at 6.72% per annum, payable monthly. The loan is secured by Hebei Ruiliang Trading Co., Ltd, and matures on January 3, 2016.

On February 15, 2015, Kaiyuan Auto Trade entered into a loan agreement with ABC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB100 million from ABC Lender. The loan was fully drawn on February 25, 2015, The loan bears interest at 6.72% per annum, payable monthly. The loan is secured by Hebei Ruiliang Trading Co., Ltd, and matures on February 25, 2016.

On March 12, 2015, Kaiyuan Auto Trade entered into a loan agreement with ABC Lender. Pursuant to the loan agreement, Kaiyuan Auto Trade borrowed RMB100 million from ABC Lender. The loan was fully drawn on March 17, 2015, The loan bears interest at 6.6875% per annum, payable monthly. The loan is secured by Hebei Ruiliang Trading Co., Ltd, and matures on March 16, 2016.

Except for above, as of April 20, 2015, the Company has not entered into any other material contracts.

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

Tax Consequences to U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or “PFIC,” rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on our ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. The portion of such distribution, if any, in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce the U.S. Holder’s adjusted tax basis in such ordinary shares (but not below zero). Any remaining excess will be treated as gain from the sale or other taxable disposition of such ordinary shares and will be treated as described under “—Taxation on the Disposition of Ordinary Shares” below.

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

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. Under applicable regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund, or QEF, rules discussed below under “— Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

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

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our 2014 taxable year, we may be treated as a PFIC for our 2014 taxable year. However, since we have not performed a definitive analysis with respect to our PFIC status for our 2014 taxable year, there can be no assurance with respect to our status as a PFIC for such taxable year. There also could be no assurance with respect to our PFIC status for our current (2015) taxable year or any future taxable year. U.S. Holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares and the U.S. Holder did not make either a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, a QEF election along with a purging election or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

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

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder generally will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we are treated as a PFIC for that taxable year. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election, along with a purge of the PFIC taint pursuant to a purging election), any gain recognized on the sale or other taxable disposition of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF generally are currently taxed on their pro rata shares of the QEF's earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, the initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held our ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. federal income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that the U.S. Holder would otherwise recognize if the U.S. Holder had sold our ordinary shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held our ordinary shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its ordinary shares by the amount of the gain recognized and will also have a new holding period in the ordinary shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares as long as such shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income for each year that we are treated as a PFIC the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares in a taxable year in which we are treated as a PFIC generally will be treated as ordinary income. Special tax rules may apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The OTC Bulletin Board currently is not considered to be a national securities exchange that would allow a U.S. Holder to make or maintain a mark-to-market election. Because our ordinary shares are currently quoted only on the OTC Bulletin Board, such shares may not qualify as marketable stock for purposes of the election.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder or our ordinary shares generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower- tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder generally may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder's U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

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

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2014. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2014 were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this evaluation under the criteria established in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

Our registered public accounting firm, Marcum Bernstein & Pinchuck LLP, which audited our financial statements included in this annual report on Form 20-F has issued an attestation report on management’s assessment of our internal control over financial reporting. Such attestation report is provided in full below.

C.	Attestation Report of the Registered Public Accounting Firm

To the Audit Committee of the

Board of Directors and Stockholders

of AutoChina International Limited and Subsidiaries

We have audited AutoChina International Limited and Subsidiaries’ (the "Company") internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management Annual Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2014 and 2013 and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2014, 2013 and 2012, and our report dated April 30, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk LLP

New York, New York

April 30, 2015

D.	Changes in Internal Controls Over Financial Reporting

It should be noted that while our disclosure controls and procedures as of December 31, 2014 were designed at the reasonable assurance level, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

The following table represents the approximate aggregate fees for services rendered by Marcum Bernstein & Pinchuk LLP for fiscal years ended December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013

Audit Fees – Marcum Bernstein & Pinchuk LLP	$488,257	$524,645
Audit-Related Fees	0	0
Tax Fees	0	0
All Other Fees	0	0
Total Fees	$488,257	$524,645

Audit Fees

Marcum Bernstein & Pinchuk LLP audit fees for 2014 and 2013 consist of the audits of our financial statements for the years ended December 31, 2014, 2013 and 2012 and the reviews of our interim financial statements included in 6-K filings for 2014 and 2013.

Audit-Related Fees

There were no audit-related fees incurred by the Company during 2013 or 2014.

Tax Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP for tax services rendered during fiscal years ended December 31, 2014 and 2013.

All Other Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP or Crowe Horwath LLP for other professional services rendered during fiscal years ended December 31, 2014 and 2013.

Pre-Approval of Services

Before we engage our external auditors to render audit or non-audit services, the engagement is pre-approved by our audit committee.  Our audit committee reviews our external auditors’ engagements letters for audit and non-audit services.  All of the services provided by our external auditors for the fiscal years 2014, 2013 and 2012 were pre-approved by the audit committee in this manner.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company did not repurchase any of its shares in the years ended December 31, 2012 and 2011.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

There were no changes in to certifying accountant for the year ended December 31, 2012.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association (1)
1.2	Amendment to Memorandum and Articles of Association
2.1	Specimen Ordinary Share Certificate (2)
4.1	Share Exchange Agreement (3)
4.2	Form of Indemnification Agreement (4)
4.3	Form of AutoChina International Limited 2009 Equity Incentive Plan (5)
4.4	Executive Employment Agreement between the Registrant and Yong Hui Li, dated April 9, 2012 (11)
4.5	Executive Employment Agreement between the Registrant and Wei Xing, dated April 9, 2012 (11)
4.6	Executive Employment Agreement between the Registrant and Chen Lei, dated April 9, 2012 (11)
4.7	Executive Employment Agreement between the Registrant and Jason Wang, dated October 11, 2012 (11)
4.8	Business Operation Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (11)
4.9	Equity Pledge Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (11)
4.10	Option Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (11)
4.11	Services Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (11)
4.12	Voting Attorney Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (11)
4.13	Business Operation Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd.., dated January 31, 2013 (11)
4.14	Equity Pledge Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.15	Option Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.16	Services Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.17	Voting Attorney Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.18	Business Operation Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd.., dated January 31, 2013 (11)
4.19	Equity Pledge Agreement between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)

4.20	Option Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.21	Services Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.22	Voting Attorney Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.23	Summary of Lease Securitization Agreement, by and between Chuangjie Trading and Citic Trust Co., Ltd., dated October 28, 2010 (6)
4.25	Summary of Loan Agreement dated July 3, 2012 between Ganglian Finance Leasing Co., Ltd. and Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. (10)
4.26	Summary of Loan Agreement dated July 4, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.27	Summary of Loan Agreement dated August 30, 2012 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch (10)

4.28	Summary of Loan Agreement dated August 30, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.29	Summary of Loan Agreement dated August 30, 2012 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.30	Summary of Loan Agreement dated September 3, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.31	Summary of Loan Agreement dated September 24, 2012 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.32	Summary of Loan Agreement dated September 24, 2012 between Ganglian Finance Leasing Co., Ltd. and Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. (10)
4.33	Summary of Loan Agreement dated November 5, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.34	Summary of Loan Agreement dated January 31, 2013 among Shijie Kaiyuan Auto Trade Co., Ltd., Guotai Junan Securities Assets Management Limited and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.35	Summary of Maximum Pledge Contract dated March 6, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.36	Summary of Maximum Pledge Contract dated July 4, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.37	Summary of Maximum Pledge Contract dated July 4, 2012 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.38	Summary of Maximum Pledge Contract dated August 30, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.39	Summary of Maximum Pledge Contract dated August 30, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.40	Summary of Maximum Pledge Contract dated January 31, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.41	Summary of Maximum Mortgage Contract dated January 28, 2011 between Hebei Kaiyuan Real Estate Developing Co., Ltd. and CITIC Shijiazhuang Branch (7)
4.42	Summary of Maximum Mortgage Contract dated March 6, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.43	Summary of Guarantee Contract dated January 31, 2013 between Hebei Chuanglian Finance Leasing Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.44	Summary of Guarantee Contract dated January 31, 2013 between Hebei Xuhua Trading Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.45	Summary of Guarantee Contract dated January 31, 2013 between Ganglian Finance Leasing Co., Ltd and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.46	Summary of Guarantee Contract dated January 31, 2013 between Hebei Ruihua Real Estate Development Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.47	Summary of Guarantee Contract dated January 31, 2013 between Hebei Ruituo Auto Trade Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch (10)

4.48	Summary of Comprehensive Facility Contract dated July 4, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.49	Summary of Domestic Factoring Agreement dated February 28, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch (8)
4.50	Summary of Domestic Factoring Agreement dated August 16, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (10)
4.51	Summary of Domestic Factoring Agreement dated August 21, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (10)
4.52	Summary of Domestic Factoring Agreement dated October 7, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (10)
4.53	Summary of Domestic Factoring Agreement dated March 29, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (10)
4.54	Summary of Loan Agreement dated April 19, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (11)
4.55	Summary of Domestic Factoring Agreement dated April 19, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (11)
4.56	Summary of Loan Agreement dated August 23, 2013 between Ganglian Finance Leasing Co., Ltd and CITIC Shijiazhuang Branch (11)
4.57	Summary of Maximum Pledge Contract dated August 23, 2013 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (11)

4.58	Summary of Maximum Pledge Contract dated August 23, 2013 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (11)
4.59	Summary of Maximum Pledge Contract dated August 23, 2013 between Yong Hui Li and CITIC Shijiazhuang Branch (11)
4.60	Summary of Loan Agreement dated August 29, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (11)
4.61	Summary of Domestic Factoring Agreement dated August 29, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (11)
4.62	Summary of Loan Agreement dated September 2, 2013 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (11)
4.63	Summary of Maximum Pledge Contract dated September 2, 2013 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch (11)
4.64	Summary of Loan Agreement dated September 2, 2013 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch (11)
4.65	Summary of Maximum Mortgage Contract dated September 2, 2013 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (11)
4.66	Summary of Maximum Pledge Contract dated September 2, 2013 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (11)
4.67	Summary of Maximum Pledge Contract dated September 2, 2013 between Yong Hui Li and CITIC Shijiazhuang Branch (11)
4.68	Summary of Loan Agreement dated October 9, 2013 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch (11)
4.69	Summary of Loan Agreement dated October 9, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (11)
4.70	Summary of Domestic Factoring Agreement dated October 9, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (11)
4.71	Summary of Loan Agreement dated October 29, 2013 between Ganglian Finance Leasing Co., Ltd and CITIC Shijiazhuang Branch (11)
4.72	Summary of Loan Agreement dated October 30, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (11)
4.73	Summary of Pledge Contract dated October 30, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (11)
4.74	Summary of Loan Agreement dated January 3, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.75	Summary of Maximum Mortgage Contract dated January 3, 2014 between Hebei Ruiliang Trading Co,. Ltd. and Agricultural Bank of China Shijiazhuang North City Branch

4.76	Summary of Loan Agreement dated February 26, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Minsheng Bank
4.77	Summary of Maximum Pledge Contract dated February 28, 2014 between Hebei Chuanglian Finance Leasing Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch
4.78	Summary of Loan Agreement dated March 6, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.79	Summary of Domestic Factoring Agreement dated March 6, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.80	Summary of Loan Agreement dated March 30, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.81	Summary of Loan Agreement dated April 1, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.82	Summary of Domestic Factoring Agreement dated March 30, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.83	Summary of Loan Agreement dated June 27, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch
4.84	Summary of Maximum Pledge Contract dated June 27, 2014 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch
4.85	Summary of Maximum Guarantee Contract dated June 27, 2014 between Yong Hui Li and CITIC Shijiazhuang Branch
4.86	Summary of Loan Agreement dated August 15, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch
4.87	Summary of Maximum Pledge Contract dated June 27, 2014 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch
4.88	Summary of Maximum Guarantee Contract dated June 27, 2014 between Yong Hui Li and CITIC Shijiazhuang Branch
4.89	Summary of Loan Agreement dated August 26, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.90	Summary of Domestic Factoring Agreement dated August 22, 2014 between Ganglian Finance Leasing Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.91	Summary of Loan Agreement dated September 5, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.92	Summary of Domestic Factoring Agreement dated September 5, 2014 between Ganglian Finance Leasing Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.93	Summary of Loan Agreement dated October 8, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch
4.94	Summary of Maximum Pledge Contract dated October 8, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch
4.95	Summary of Guarantee Contract dated October 8, 2014 between Hebei Chuanglian Finance Leasing Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch
4.96	Summary of Guarantee Contract dated October 8, 2014 between Ganglian Finance Leasing Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch
4.97	Summary of Guarantee Contract dated October 8, 2014 between Hebei Xuhua Trading Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch
4.98	Summary of Guarantee Contract dated October 8, 2014 between Hebei Ruituo Auto Trading Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch
4.99	Summary of Guarantee Contract dated October 8, 2014 between Hebei Ruijie Hotel Management Company and Hua Xia Bank Shijiazhuang Jianhua Branch
4.100	Summary of Guarantee Contract dated October 8, 2014 between Hebei Ruiliang Property Services and Hua Xia Bank Shijiazhuang Jianhua Branch
4.101	Summary of Loan Agreement dated November 7, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.102	Summary of Maximum Mortgage Contract dated November 11, 2014 between Hebei Ruiliang Trading Co,. Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.103	Summary of Loan Agreement dated November 7, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch

4.104	Summary of Maximum Mortgage Contract dated November 11, 2014 between Hebei Ruiliang Trading Co,. Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.105	Summary of Loan Agreement dated June 26, 2014 between Ganglian Finance Leasing Co., Ltd. and China Minsheng Bank Shijiazhuang Branch
4.106	Summary of Maximum Guarantee Contract dated June 19, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and China Minsheng Bank Shijiazhuang Branch
4.107	Summary of Maximum Mortgage Contract dated June 19, 2014 between Ganglian Finance Leasing Co., Ltd. and China Minsheng Bank Shijiazhuang Branch
4.108	Summary of Loan Agreement dated August 4, 2014 between Ganglian Finance Leasing Co., Ltd. and Bank of East Asia (China) Limited Shijiazhuang Branch
4.109	Summary of Maximum Mortgage Contract dated August 4, 2014 between Hebei Ruiliang Trading Co,. Ltd. and China Minsheng Bank Shijiazhuang Branch
4.110	Summary of Maximum Pledge Contract dated August 4, 2014 between Hebei Chuanglian Finance Leasing Co,. Ltd. and China Minsheng Bank Shijiazhuang Branch
4.111	Summary of Guarantee Contract dated August 4, 2014 between Yong Hui Li and China Minsheng Bank Shijiazhuang Branch
4.112	Summary of Loan Agreement dated June 27, 2014 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch
4.113	Summary of Maximum Pledge Contract dated June 27, 2014 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch
4.114	Summary of Maximum Guarantee Contract dated June 27, 2014 between Yong Hui Li and CITIC Shijiazhuang Branch
4.115	Summary of Loan Agreement dated August 15, 2014 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch
4.116	Summary of Maximum Pledge Contract dated June 27, 2014 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch
4.117	Summary of Maximum Guarantee Contract dated June 27, 2014 between Yong Hui Li and CITIC Shijiazhuang Branch
4.118	Summary of Loan Agreement dated December 26, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.119	Summary of Maximum Mortgage Contract dated December 26, 2014 between Hebei Ruiliang Trading Co,. Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.120	Summary of Loan Agreement dated February 15, 2015 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
1.121	Summary of Maximum Mortgage Contract dated February 15, 2015 between Hebei Ruiliang Trading Co,. Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.122	Summary of Loan Agreement dated March 12, 2015 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
4.123	Summary of Maximum Mortgage Contract dated March 12, 2015 between Hebei Ruiliang Trading Co,. Ltd. and Agricultural Bank of China Shijiazhuang North City Branch
8.1	Subsidiaries of the Registrant
11	Code of Ethics (9)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Marcum Bernstein & Pinchuk LLP, independent registered public accounting firm
101	Interactive Data File

(1)	Incorporated by reference to Registration Statement on Form F-1, filed with the SEC on Form F-1 filed May 29, 2009.

(2)	Incorporated by reference to AutoChina’s Registration Statement (File No. 333-147284), filed with the SEC on Form S-1 dated January 30, 2008.
(3)	Incorporated by reference to Annex C to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(4)	Incorporated by reference to Schedule N to Annex C to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(5)	Incorporated by reference to Annex E to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(6)	Incorporated by reference to AutoChina's Amendment No. 1 to the Annual Report on Form 20-F/A, filed with the SEC on December 6, 2011.
(7)	Incorporated by reference to AutoChina's Annual Report on Form 20-F, filed with the SEC on November 30, 2011.
(8)	Incorporated by reference to AutoChina's Annual Report on Form 20-F, filed with the SEC on April 5, 2012.
(9)	Incorporated by reference to AutoChina’s Annual Report, filed with the SEC on Form 20-F filed June 9, 2009.
(10)	Incorporated by reference to AutoChina’s Annual Report on Form 20-F, filed with the SEC on April 30, 2013.
(11)	Incorporated by reference to AutoChina’s Annual Report on Form 20-F, filed with the SEC on April 18, 2014.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUTOCHINA INTERNATIONAL LIMITED

April 30, 2015	By:	/s/ Yong Hui Li
Yong Hui Li
Chief Executive Officer

April 30, 2015	By:	/s/ Jason Wang
Jason Wang
Chief Financial Officer

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Audit Committee of the

Board of Directors and Stockholders of

AutoChina International Limited and Subsidiaries

We have audited the accompanying consolidated balance sheets of AutoChina International Limited and Subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows for the three years ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for the years ended December 31, 2014, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated April 30, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

New York, New York

April 30, 2015

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	December 31,
	2014	2013
ASSETS
Current assets
Cash and cash equivalents	$26,027	$31,370
Restricted cash	988	1,244
Accounts receivable, net of provision for doubtful accounts of $29,074 and $20,891, respectively	28,915	27,931
Inventories	4,746	5,319
Prepaid expenses, related party	50	—
Prepaid expenses and other current assets	5,520	5,261
Other financing receivables, net	48,506	—
Other financing receivables, net, related party	782	—
Short-term net investment in sales-type leases	56,975	—
Current maturities of long-term net investment in direct financing and sales-type leases, net of provision for doubtful accounts of $22 and $389, respectively	285,983	261,684
Deferred income tax assets	8,751	5,515
Total current assets	467,243	338,324

Property, equipment and leasehold improvements, net	80,152	82,254
Deferred income tax assets	6,080	4,126
Long-term net investment in direct financing and sales-type leases, net of current maturities	59,170	128,415

Total assets	$612,645	$553,119

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	December 31,
	2014	2013
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to AutoChina of $138,912 and $124,654 as of December 31, 2014 and 2013, respectively)	$155,342	$160,737
Long-term borrowings, current portion (including long-term borrowings, current portion of the consolidated VIEs without recourse to AutoChina of nil and nil as of December 31, 2014 and 2013, respectively)	2,451	—
Long-term payables, current portion (including long-term payables, current of the consolidated VIEs without recourse to AutoChina of nil and nil as of December 31, 2014 and 2013, respectively)	899	1,436
Accounts payable (including accounts payable of the consolidated VIEs without recourse to AutoChina of $384 and $93 as of December 31, 2014 and 2013, respectively)	5,692	10,130
Accounts payable, related parties (including accounts payable, related parties of the consolidated VIEs without recourse to AutoChina of $106,525 and $44,044 as of December 31, 2014 and 2013, respectively)	108,211	57,586
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to AutoChina of $13,206 and $10,323 as of December 31, 2014 and 2013, respectively)	20,121	17,146
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to AutoChina of $1,002 and $12,745 as of December 31, 2014 and 2013, respectively)	25,644	38,143
Customer deposits (including customer deposits of the consolidated VIEs without recourse to AutoChina of $460 and $319 as of December 31, 2014 and 2013, respectively)	4,912	1,680
Income tax payable (including income tax payable of the consolidated VIEs without recourse to AutoChina of $1,508 and $2,761 as of December 31, 2014 and 2013, respectively)	2,511	3,599
Total current liabilities	325,783	290,457

Noncurrent liabilities
Long-term borrowings (including long-term borrowings of the consolidated VIEs without recourse to AutoChina of nil and nil as of December 31, 2014 and 2013, respectively)	14,708	—
Long-term payables (including long-term payables of the consolidated VIEs without recourse to AutoChina of $9,102 and $8,955 as of December 31, 2014 and 2013, respectively)	9,102	9,857
Total liabilities	349,593	300,314

Commitment and Contingencies

Stockholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized – 1,000,000,000 shares; issued and outstanding – 23,549,644 shares at December 31, 2014, respectively; and $0.001 par value authorized – 100,000,000 shares; issued and outstanding – 23,545,939 shares at December 31, 2013, respectively	24	24
Additional paid-in capital	328,884	327,631
Statutory reserves	26,222	22,947
Accumulated losses	(122,718)	(129,609)
Accumulated other comprehensive income	30,640	31,812
Total stockholders’ equity	263,052	252,805

Total liabilities and stockholders’ equity	$612,645	$553,119

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands except share and per share data)

	Years ended December 31,
	2014	2013	2012

Revenues
Commercial vehicles	$736,145	$593,912	$249,040
Finance	54,301	43,385	69,804
Insurance and other	18,065	20,330	14,268
Property lease and management	4,937	501	—
Total revenues	813,448	658,128	333,112

Cost of sales
Commercial vehicles	34,582	9,981	7,350
Commercial vehicles, related parties	686,847	569,807	234,781
Insurance and other	1,887	3,485	2,159
Property lease and management	2,532	1,360	—
Total costs of sales	725,848	584,633	244,290

Gross profit	87,600	73,495	88,822

Operating expenses (income)
Selling and marketing	10,718	10,262	10,126
General and administrative	46,598	49,927	41,951
Litigation expense	4,350	—	—
Interest expense	12,066	7,626	10,621
Interest expense, related parties	10,689	1,971	869
Other income, net	(12,361)	(13,435)	(7,101)
Total operating expenses	72,060	56,351	56,466

Income from operations	15,540	17,144	32,356

Other income
Interest income	168	406	308
Total other income	168	406	308

Income before income taxes	15,708	17,550	32,664
Income tax provision	(5,542)	(5,722)	(9,115)
Net income	$10,166	$11,828	$23,549
Foreign currency translation adjustment	(1,172)	8,842	402

Comprehensive income	$8,994	$20,670	$23,951

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME – Continued

(in thousands except share and per share data)

	Years ended December 31,
	2014	2013	2012

Earnings per share
Basic	$0.43	$0.50	$1.00
Diluted	$0.43	$0.50	$0.99

Weighted average shares outstanding
Basic	23,549,112	23,540,761	23,538,919
Diluted	23,840,644	23,806,194	23,762,378

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands except share data)

						Accumu-
						lated
					(Accumu-	Other
			Additional		lated Loss)	Compre-	Total
	Ordinary Shares		Paid-in	Statutory	Retained	hensive	Stockholders’
	Shares	Amount	Capital	Reserves	Earnings	Income	Equity

Balance, December 31, 2011	23,538,919	$24	$404,745	$13,016	$(149,170)	$22,568	$291,183
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	402	402
Stock-based compensation	—	—	4,553	—	—	—	4,553
Dividend	—	—	—	—	(5,885)	—	(5,885)
Appropriations to statutory reserves	—	—	—	3,981	(3,981)	—	—
Capital distribution	—	—	(85,442)	—	—	—	(85,442)
Net income for the year ended December 31, 2012	—	—	—	—	23,549	—	23,549
Balance, December 31, 2012	23,538,919	$24	$323,856	$16,997	$(135,487)	$22,970	$228,360
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	8,842	8,842
Stock-based compensation	—	—	3,775	—	—	—	3,775
Appropriations to statutory reserves	—	—	—	5,950	(5,950)	—	—
Equity awards exercised	7,020	—	—	—	—	—	—
Net income for the year ended December 31, 2013	—	—	—	—	11,828	—	11,828
Balance, December 31, 2013	23,545,939	$24	$327,631	$22,947	$(129,609)	$31,812	$252,805
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	(1,172)	(1,172)
Stock-based compensation	—	—	1,253	—	—	—	1,253
Appropriations to statutory reserves	—	—	—	3,275	(3,275)	—	—
Equity awards exercised	3,705	—	—	—	—	—	—
Net income for the year ended December 31, 2014	—	—	—	—	10,166	—	10,166
Balance, December 31, 2014	23,549,644	$24	$328,884	$26,222	$(122,718)	$30,640	$263,052

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	December 31,
	2014	2013	2012

Cash flow from operating activities:

Net income	$10,166	$11,828	$23,549
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,926	3,289	1,902
Provision for bad debts	13,599	18,886	14,550
Deferred income taxes	(5,203)	(11,681)	(4,180)
Stock-based compensation expenses	1,253	3,775	4,553
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Restricted cash	251	(1,060)	—
Accounts receivable	(13,348)	(12,832)	(22,331)
Other financing receivable	(48,679)	—	—
Other financing receivable, net, related parties	(779)	—	—
Short term net investment in sales-type leases	(57,329)	—	—
Long-term net investment in direct financing and sales-type leases	42,984	(145,392)	209,063
Inventories	552	1,594	(4,176)
Deposits for inventories, related party	—	—	14,515
Prepaid expense and other current assets	(302)	(576)	7,671
Accounts payable	902	874	15,922
Other payable and accrued liabilities	3,025	1,596	1,356
Customers deposits	3,372	(332)	798
Income tax payable	(1,070)	951	(254)

Net cash (used in) provided by operating activities	(46,680)	(129,080)	262,938

Cash flow from investing activities:

Capital expenditure on construction in progress	—	—	(76,353)
Purchase of property, equipment and leasehold improvements	(7,389)	(8,892)	(3,516)
Decrease in due from an affiliate	—	—	7,891

Net cash (used in) investing activities	(7,389)	(8,892)	(71,978)

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

(in thousands)

	December 31,
	2014	2013	2012

Cash flow from financing activities:

Proceeds from borrowings	244,176	201,761	102,036
Repayments of borrowings	(233,273)	(136,515)	(194,093)
Proceeds from affiliates	68,151	22,224	137,052
Repayment to affiliates	(80,510)	(50,672)	(170,520)
Increase in accounts payable, related parties	693,622	569,807	234,781
Repayment to accounts payable, related parties	(642,998)	(515,438)	(232,562)
Dividend paid	—	—	(5,885)
Capital distribution	—	—	(29,274)

Net cash provided by (used in) financing activities	49,168	91,167	(158,465)

Effect of exchange rate fluctuation on cash and cash equivalents	(442)	2,398	234

Net (decrease) increase in cash and cash equivalents	(5,343)	(44,407)	32,729

Cash and cash equivalents, beginning of the year	31,370	75,777	43,048

Cash and cash equivalents, end of the year	$26,027	$31,370	$75,777

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

(in thousands)

	December 31,
	2014	2013	2012

Supplemental disclosure of cash flow information:
Interest paid	$13,549	$8,191	$15,194
Income taxes paid	$11,818	$16,486	$13,544

The accompanying notes are an integral part of these consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2014, 2013 and 2012

(in thousands except share and per share data)

NOTE 1 – ORGANIZATION AND PRINCIPLE ACTIVITIES

AutoChina International Limited (the “Company” or “AutoChina”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations consist of 1) commercial vehicle sales, leasing and support business, 2) property lease and management business, 3) insurance agency, and 4) Internet-based business in the commercial vehicle industry. All the business is conducted in the People’s Republic of China (the “PRC” or “China”).

Commercial vehicle sales, leasing and support business

Through the Company’s wholly owned subsidiary, Hebei Chuanglian Finance Leasing Co., Ltd. (“Chuanglian”), the Company executed a series of contractual arrangements with Hebei Shijie Kaiyuan Logistics Co., Ltd. (“Kaiyuan Logistics”) and Shijie Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) Hebei Xuhua Trading Co., Ltd. (“Xuhua Trading”) (collectively referred to as the “Auto Kaiyuan Companies”) and their shareholder (the “Enterprise Agreements”). Pursuant to the Enterprise Agreements, the Company had exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholder and generally had control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies were considered variable interest entities (“VIEs”) and the Company was the primary beneficiary.

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

In May 2013 Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) changed its name to Kaiyuan Auto Trade Group Co., Ltd. (“Kaiyuan Auto Trade Group”). In January 2014 Kaiyuan Auto Trade Group transferred its 100% ownership interest in Chuangjie Trading to Kaiyuan Logistics. In February 2014, the Company’s other wholly owned subsidiary, Ganglian Finance Leasing Co., Ltd (“Ganglian”) transferred its 20% ownership interest in Chuanglian to Hebei Xuwei Trading. The above restructuring does not have any financial impact to the Company’s financial positions and operating results.

Through the Auto Kaiyuan Companies, the Company owns a store branch network in different regions of China to provide commercial vehicle sales and services which include leasing services, general support services, licensing and permit services, insurance services and registration services, to its lessee. As of December 31, 2014, the Company has 555 stores in 26 provinces or provincial-level regions.

The Company leases commercial vehicles through its subsidiaries, Chuanglian and Ganglian (the “Lessor”), which purchased the commercial vehicles from Kaiyuan Auto Trade and Xuhua Trading, then leases the commercial vehicles to the customer lessees. The Lessor, the relevant local center and customer lessee enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreements, the parties agree that: (1) the local center will hold title to the commercial vehicle for the benefit of the Lessor for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center transfers title to the vehicle to the lessee upon the lessee’s request.

In March 2013, Ganglian entered into a mortgage financing arrangement with China CITIC Bank, Shijiazhuang, Hebei Province Branch (“CITIC Bank”), whereby CITIC Bank agreed to provide up to 50% of the mortgage financing to Ganglian Finance Leasing’s lessees of commercial vehicles. Ganglian agreed to provide a full guarantee to CITIC Bank for such mortgage financing and provided a pledge of the ownership of the commercial vehicle to CITIC Bank to secure its guarantees. As of December 31, 2014, the loan balance guaranteed by the Company amounted to $924.

Insurance agency business

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

The Company launched its own insurance agency business in December 2011 and signed agreements with four major insurance companies in China to sell insurance: China United Property Insurance Company Limited, Sinosafe General Insurance Co. Ltd. (Hua An Insurance), Ping An Insurance (Group) Company of China, Ltd., and China Life Property and Casualty Insurance Company Limited. AutoChina’s 555 store locations are each licensed to sell insurance from these carrier partners.

Property lease and management business

On August 30, 2012, the Company’s independent directors approved, and the Company entered into, an equity transfer agreement through its wholly owned subsidiary, ACG, to purchase 100% of the equity of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building (the “Real Estate Asset”). Heat Planet was controlled by the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li. The total transaction value of approximately RMB1 billion ($159.3 million) was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the Real Estate Asset. Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center is the tallest building in Shijiazhuang and Hebei Province and is also occupied by a Hilton Worldwide-operated, five-star hotel. The acquisition closed on September 11, 2012, and on October 12, 2012, the Company entered into a written consent with Heat Planet and its seller to modify the required timeframe to provide audited financial statements of Heat Planet to be delivered to the Company. The required audited financial statements of Heat Planet were delivered to the Company on December 26, 2012. The building was completed in April 2013, and AutoChina moved its headquarters to the new Kai Yuan Center, which serves as the control center for each of the Company’s 555 commercial vehicle financial centers located throughout China. The Company does not occupy the entire office space purchased, and has been leasing out the unoccupied space, the proceeds from which are reported as rental income.

Heat Planet’s equity was purchased for approximately $56.4 million. In connection with the acquisition, the Company assumed approximately $102.9 million in debt, resulting in a total transaction value of approximately $159.3 million. The $56.4 million purchase price was payable within six months of occupation of the Real Estate Asset, and any unpaid amounts after such six months have begun to accrue interest at the one-year rate announced by the People’s Bank of China (5.60% as of December 31, 2014).

In June 2013, the Company established a new wholly-owned subsidiary called Hebei Ruiliang Property Services.

Internet-based business

From February 2012, to October 2014, the Company through its VIEs, established a series of subsidiaries, including Beijing One Auto Technology, Lian Sheng Investment Co. (“Lian Sheng Investment”), Dian Fu Bao Investments Limited, Easy Technology Limited, Chuang Jin World Investment Limited (“Chuang Jin World”) and Hebei Remittance Guarantee Limited (“Hebei Remittance”). All of these subsidiaries were established to facilitate the Internet-based operations including a new peer-to-peer lending platform called K-Lend, an electronic payments platform for the transportation industry called K-Pay, and the peer stores business – providing financing to third-party owned stores that lease commercial vehicles.

In November 2013 and February 2014, the Company established two wholly-owned subsidiaries called Top Auto International Inc. (“Top Auto”) and First Auto Limited (“First Auto”), which are expected to eventually hold the Company’s Internet-based businesses.

K-Lend, launched at the end of 2014, is a proprietary peer-to-peer (“P2P”) lending platform, through which the Company offers small and medium sized businesses (“SMBs”) short-term, 6-month financing at competitive interest rates. These loans are funded through K-Lend investors, who can invest in notes through the K-Lend platform. Due to regulatory restrictions under PRC law, the SMBs assign certain individuals to apply for the loans through the platform by signing a borrowing agreement and service agreement, which state that the ownership of the debt may be transferred to K-Lend investors at the Company's will during the six-month loan period and that the interest is established at approximately 8.5% per annum. The loan is guaranteed by the SMBs and 10% of the loan is remitted to the Company as a loan deposit.

The debt is transferred, partly or in full, to K-Lend investors through a transfer agreement at a quoted rate of return of approximately 8.5% per annum and the lending period is also six months.

No clauses in the transfer agreement require the Company to repurchase any default loans. However, the Company voluntarily commits to assist the investors to eliminate their investment risks, and retain the principal and the stated interest.

K-Pay is an electronic payments platform that operates on the Company’s proprietary closed-loop network. Having features similar to a credit card, K-Pay is free for users to use as long as any outstanding balances are paid in full each month. The Company charges transaction fees to merchants in the network.

The peer store commercial vehicle business is similar to the Company’s normal commercial vehicle sales and other support business, except that the leasing period is within 1 year and with a higher portion of down payment.

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

Currency Reporting

The Company uses U.S. dollars (“USD”) as its functional currency. The Company’s operations in China and Hong Kong use the local currencies - Renminbi (“RMB”) and Hong Kong dollar (“HKD”) as its functional currencies whereas amounts reported in the accompanying consolidated financial statements and disclosures are stated in U.S. dollars, the reporting currency of the Company, unless stated otherwise. As such, the consolidated balance sheets of the Company have been translated into USD at the current rates listed by the People’s Bank of China as of December 31, 2014 and 2013 and the consolidated statements of income and comprehensive income for the years ended December 31, 2014, 2013 and 2012 have been translated into USD at the average rates during the periods the transactions were recognized. The resulting translation adjustments are recorded as other comprehensive income in the consolidated statement of income and comprehensive income. The following are the exchange rates used by the Company as of December 31, 2014, 2013 and 2012 and for the years ended December 31, 2014, 2013 and 2012.

	December 31, 2014	December 31, 2013	December 31, 2012
Exchange rates as of the date specified for	6.1190:1 RMB to USD	6.0969:1 RMB to USD	6.2855:1 RMB to USD
the year ended on the date specified	7.7567:1 HKD to USD	7.7546:1 HKD to USD	7.7522:1 HKD to USD
Average exchange rates for the years ended	6.1443:1 RMB to USD	6.1983:1 RMB to USD	6.3114:1 RMB to USD
	7.7556:1 HKD to USD	7.7573:1 HKD to USD	7.7575:1 HKD to USD

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. As of December 31, 2014 and 2013, the majority of cash, including restricted cash, was in RMB on deposit in PRC financial institutions under the Company’s PRC VIEs and subsidiaries, which the management believes are of high credit quality. Cash remittance in or out of the PRC are subject to the PRC foreign exchange control regulations pursuant to which PRC government approval is required for the Company to receive funds from or distribute funds outside the PRC.

Restricted Cash

As of December 31, 2014 and 2013, the restricted cash was $988 and $1,244, respectively, which was a guarantee deposits required by China Insurance Regulatory Commission (“CIRC”) in order to protect insurance premium appropriation by insurance agency and security deposits under the CITIC mortgage financing arrangement.

Long-Term Net Investment in Direct Financing and Sales-Type Leases

Long-term net investment in direct financing and sales-type leases are stated at the amount the Company expects to collect from its commercial vehicle leasing customers (individuals) and represent commercial vehicle leases that the Company originates directly through its own store network. These leases have an average length of 26 months and are secured by the commercial vehicle with GPS device tracing.

Short-term Net Investment in Sales-Type Leases and Other Financing Receivables

Both short-term net investment in sales-type leases and other financing receivables represent financing provided to the peer stores, which are guaranteed by their legal representative, and are stated at the amount the Company expects to collect.

Short-term net investment in sales-type leases is for commercial vehicle leases provided to peer stores, with terms within 1 year.

Other financing receivables represent 1) financing provided to peer stores for the insurance and taxes related to the purchase of a new commercial vehicle, usually with a term of ten months; 2) financing provided to registrant customers on the K-Pay platform, usually with a term of 30 days; 3) loans provided to SMBs with a 6 month term. Since the Company launched the K-Lend business, loan receivables were transferred, partly or in full, to K-Lend investors at the Company’s will. The transfer of financial assets originating from the K-Lend platform to investors does not meet the criteria of a sale of financial assets because the Company believes it still has continuing involvement and maintains effective control of the financial assets. Accordingly, the proceeds received from the investors under the financing agreement are accounted for as secured borrowings.

The Company evaluates the collectability of such receivables based on a combination of factors, including customer credit-worthiness, aging, and historical collection experience. Management reviews such receivables and adjusts the allowance based on the aging of the receivables. The allowance for different agings is evaluated and determined based on historical experience and current market conditions and is evaluated on a quarterly basis or more often as necessary.

Accounts Receivable

Accounts receivable represents the following: i) the amount the Company expects to collect from the value added services, such as the tires, fuel and insurance financing services with the term of one to three months. ii) commissions the Company expects to collect from insurance institutions for referring its customers to buy auto insurance; iii) the reclassified past due monthly installments from long-term net investment in direct financing and sales-type leases, and short-term net investment in sales-type leases.

Provision for doubtful accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.

The Company evaluates, on an individual basis, the collectability of its long-term net investment in direct financing and sales-type leases based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. The allowances were deducted from accounts receivable on an individual basis, and the portion in excess of accounts receivable were then deducted from the long-term net investment in direct financing and sales-type leases.

For short-term net investment in sales-type leases and other financing receivables arising from transactions with peer stores, the Company provides a general provision based on 1.5% of the ending balances. Certain various percentages of allowance are further provided when the monthly installments default, according to the aging of such defaults. Such allowances are deducted from accounts receivable, short-term net investment in sales-type leases and other financing receivables, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivable, investment in direct financing and sales-type leases and other financing receivables. Credit risk concentration with respect to accounts receivables and, investments in leases and other financing receivables is reduced because a large number of diverse customers over a wide geographic area make up the Company’s customer base.

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

Fair Value of Financial Instruments

Financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses, other financing receivables, short-term net investment in sales-type leases, current maturity of net investment in direct financing and sales-type leases, accounts payable, due to affiliates, short-term borrowings, other payables and accrued liabilities, customer deposits and long-term borrowings. The carrying amounts of the short-term financial instruments at December 31, 2014 and 2013 approximated their fair values because of their short maturities or existence of variable interest rates, which reflect current market rates. For long-term financial instruments, the carrying amount approximates its fair value since the interest rates applied to determine the carrying armount is close to the market interest rates for similar types of long-term instruments. When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information that the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income or loss.

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

Mortgage Financing Arrangement

Under the mortgage financing arrangement with CITIC Bank, which began in March 2013, the Company’s customers obtain mortgage financing from CITIC while the Company provides a guarantee. The Company enters into a lease contract directly with the customer and also enters into a contractual obligation to repay the mortgage financing on behalf of the customer. The CITIC mortgage financing has a 24-month term and as a result the Company recognizes a long-term liability for amounts borrowed under the CITIC mortgage financing arrangement. Since January 2014, the Company does not anticipate further utilizing the mortgage financing arrangement in the future.

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

Revenue Recognition

Commercial vehicles

The Company recognizes its long-term commercial vehicle lease financing arrangement, as well as the short-term commercial vehicle leases under the peer stores business and mortgage financing arrangement with China CITIC Bank, as sales-type leases.  For new commercial vehicles financed by the Company, the Company recognizes revenue when the following conditions are met: (a) when the lease contract is signed, (b) when the customer has taken possession of the vehicle, and (c) if the collectability of owed amounts are reasonably assured. The Company recognizes revenue using the fair value of the commercial vehicles by reference to the retail market price of the vehicles. The Company also records the sale of the GPS tracking unit sold to the lessee upon the transfer of the title and delivery of the product. These sales revenues are recorded as “Commercial Vehicles”.

Finance

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

With respect to the value added services (tires, fuel, insurance financing services), the Company provides one to three months of revolving credit facilities to eligible customers, from which tires, fuel and insurance services that is charged and collected at the beginning of the financing period is deferred and recognized ratably based on the effective interest rate method over the term of the financing period.

For financing provided to peer stores for the insurance and taxes related to the purchase of a new commercial vehicle, the Company charges peer stores an up-front service fee which is collected at the beginning of the financing period and is deferred and recognized ratably based on the effective interest rate method over the term of the financing period.

The Company recognizes interest income on K-Lend loans based on the effective interest rate method over the term of the financing period.

Interest from direct financing and sales-type leases, the membership fee amortization, management servicing fee, interest from value added services, service fee for the financing of the insurance and taxes under the peer stores business and interest on K-Lend loans are recorded as “Finance”.

Recognition of income is suspended and a lease/receivable is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease/receivable becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases/receivable are recorded against the net investment/receivable and then to any unrecognized income.

Insurance and other

The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Insurance commission and agency income is recorded when the insurance contract is signed and the insurance premium is paid to the insurance company. The insurance commission and agency fee is recorded as “Insurance and other.”

Penalty income generated from the lessees and K-Pay users for late payment is recognized when the payment is overdue and the collectability is reasonably assured. This income is recorded as “Insurance and other”.

K-Pay merchants are charged transaction fees, which are recorded as “Insurance and other” when incurred.

Property lease and management

Minimum contractual rental income related to office leases are recognized on a straight-line basis over the terms of the respective leases. Straight-line rental revenue commences when the customer assumes control of the leased premises. In accordance with the Company's standard lease terms, rental payments are generally due on a monthly basis. Deferred rent receivable represents the cumulative difference between rental revenue as recorded on a straight-line basis and rents received from the tenants. As of December 31, 2014, about USD 1.2 million deferred rent receivable was recorded. Tenant recovery revenue includes payments from tenants as reimbursements for management fees and utilities, etc, which are recognized when the related expenses are incurred. Rental from office lease and tenant recovery revenue together were recorded as “Property lease and management.”

Cost of Sales

Cost of sales from commercial vehicles consists of the purchase price of the leased vehicle plus the direct labor and other costs of the operations.

Cost of sales from Insurance and other consists of insurance commissions plus the direct labor and other costs of the operations.

Cost of sales for property lease and management consists of renovation costs, depreciation for the leased out portion of the Kai Yuan Center, real estate taxes and salaries for customer service and maintenance personnel.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses totaled approximately $141, $107 and $21 for the years ended December 31, 2014, 2013 and 2012, respectively, and are included in selling and marketing expense in the accompanying consolidated statements of operation.

Value added Tax and Business Tax

In the PRC, value added tax (the “VAT”) of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

The Company’s PRC subsidiaries are also subject to business tax of 5% for their revenues from membership fee, interest from sales-type leases, management servicing fee, commission fee and revenues from tires, fuel and insurance financing services, which are recognized after net off business tax. The office leasing segment is also subject to business tax of 5% on rental income.

Income Taxes

Income taxes are accounted for using an asset and liability method.  Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates in the applicable tax jurisdiction expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their expected period of realization. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years.

The Company recognizes interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The tax returns of the Company’s PRC VIEs and subsidiaries are subject to examination by the relevant tax authorities. The Company did not have any material interest or penalties associated with tax positions and did not have any significant unrecognized uncertain tax positions as of December 31, 2014 and 2013, respectively.

The Company’s Chinese subsidiaries are subject to taxation in the PRC. The PRC income tax returns are generally not subject to examination by the tax authorities for tax years before 2009. With a few exceptions, the tax years 2009 -2014 remain open to examination by tax authorities in the PRC. The tax years 2011 - 2014 for US entities remains open to examination by tax authorities in the US.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief executive officer, in deciding how to allocate resources and assessing performance. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC. The Company’s operations consist of two reporting and operating segments, the commercial vehicle sales, servicing, leasing and support business, and office leasing business.

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

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	Year ended December 31,
	2014	2013

Net income	$10,166	$11,828
Weighted average number of common shares outstanding – Basic	23,549,112	23,540,761
Stock options	291,532	265,433
Weighted average number of common shares outstanding – Diluted	23,840,644	23,806,194
Earnings per share
Basic	$0.43	$0.50
Diluted	$0.43	$0.50

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

NOTE 3 - ACCOUNTS RECEIVABLE

Summaries of accounts receivable are as follows:

	December 31,
	2014	2013

Long-term net investment in direct financing and sales-type leases	$53,858	$44,062
Short-term net investment in sales-type leases	381	—
Receivable from value-added services	1,912	2,700
Receivable from insurance commissions	1,838	2,060
Less: Allowance for doubtful accounts	(29,074)	(20,891)
Total	$28,915	$27,931

Long-term net investment in direct financing and sales-type leases and short-term net investment in sales-type leases included into the accounts receivable represents the monthly payments that are overdue and delinquent.

NOTE 4 - INVENTORIES

Summaries of inventories are as follows:

	December 31,
	2014	2013

Commercial vehicles	$4,399	$4,716
Parts and accessories	347	603
Total	$4,746	$5,319

NOTE 5 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of prepaid expenses and other current assets is as follows:

	December 31,
	2014	2013

Deposits for inventories	—	26
Temporary advances to employees	302	166
Prepaid rent	1,217	1,534
Prepaid other taxes	701	252
Prepaid fuel charges	17	30
Prepaid insurance	1,190	1,485
Other current assets	2,093	1,768
Total	$5,520	$5,261

Prepaid insurance mainly includes the amount prepaid by the Company on behalf of the customers for its insurance agency business. Other current assets mainly include short-term advances made to third parties, such as to petrol companies and to customers for insurance claims.

NOTE 6 – OTHER FINANCING RECEIVABLES

The following lists the components of other financing receivables:

	December 31,	December 31,
	2014	2013
Minimum financing payments receivable	$50,175	$—
Less: Allowance for doubtful accounts	(374)	—
Net minimum financing payments receivable	49,801	—
Less: unearned interest income	(1,295)	—

Other financing receivables	$48,506	$—

Other financing receivables arise from:

•	The financing for the insurance and taxes related to the purchase of a new commercial vehicle as part of the peer stores business, for which the Company enters into monthly installment arrangements with its customers for approximately 10 months;
•	Loans made from the K-Lend P2P platform, for which the Company enters into a six-month lending agreement with a customer with principal and interest payable in full at maturity;
•	Outstanding receivables from K-Pay users, which are due and payable in full on a monthly basis.

For commercial vehicles purchased through peer stores, the majority shareholder or the legal representative of the peer store provides a full guarantee to the Company and also the peer store provides a pledge of the ownership of the commercial vehicle to the Company to secure the installment payments. As of December 31, 2014 and December 31, 2013, the aggregate effective interest rate on the financing for insurance and taxes related to the purchase of a new commercial vehicle through peer stores is approximately 12.84% and nil per annum, respectively. As of December 31, 2014 the interest rate charged for K-Lend loans was 8.5% per annum. For K-Pay receivables, the user must pass through an application process and provide guarantees and collateral such as a commercial vehicle, security deposit or real estate.

NOTE 7 – SHORT-TERM NET INVESTMENT IN SALES-TYPE LEASES

The following lists the components of the short-term net investment in sales-type leases:

	December 31,	December 31,
	2014	2013

Minimum lease payments receivable	$58,976	$—
Less: Allowance for doubtful accounts	(590)	—
Net minimum lease payments receivable	58,386	—
Less: unearned interest income	(1,411)	—

Short-term net investment in sales-type leases	$56,975	$—

Short-term net investment in sales-type leases arises when the Company provides financing to the peer stores for the purchase of commercial vehicles, for which the Company enters into monthly installment arrangements with the peer store for 12 months. As of December 31, 2014 and December 31, 2013, the aggregate effective interest rate on short-term net investment in sales-type leases is approximately 5.71% and nil per annum, respectively.

NOTE 8 – LONG-TERM NET INVESTMENT IN DIRECT FINANCING AND SALES-TYPE LEASES

The following lists the components of the long-term net investment in direct financing and sales-type leases:

	December 31,
	2014	2013

Minimum lease payments receivable	$373,054	$428,314
Less: Allowance for doubtful accounts	(22)	(389)
Net minimum lease payments receivable	373,032	427,925
Less: unearned interest income	(27,879)	(37,826)

Net investment in direct financing and sales-type leases	345,153	390,099
Less: Current maturities of net investment in direct financing and sales-type leases	(285,983)	(261,684)

Net investment in direct financing and sales-type leases, net of current maturities	$59,170	$128,415

Long-term net investment in direct financing and sales-type leases arises from the sale of commercial vehicles, for which the Company enters into monthly installment arrangements with its customers for approximately 2 years. The legal titles of the commercial vehicles are transferred to the customer when all the outstanding lease payments are fully settled. There is no unguaranteed residual value at the end of the lease upon the transfer of the lease. As of December 31, 2014 and 2013, the aggregate effective interest rate on direct financing and sales-type leases is approximately 12.71% and 13.84% per annum, respectively.

At December 31, 2014, future minimum lease payments are as follows:

	Years Ending December 31,
	2015	2016	2017	Total

Net minimum lease payments receivable	$311,186	$61,824	$22	$373,032
Less: unearned interest income	(25,203)	(2,676)	—	(27,879)
Net investment in direct financing and sales-type leases	$285,983	$59,148	$22	$345,153

NOTE 9 - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Summaries of property, equipment and leasehold improvements are as follows:

	December 31,
	2014	2013

Buildings and leasehold improvements	$75,658	$74,855
Furniture and fixtures	7,556	6,912
Equipment	6,215	6,238
Company automobiles	1,619	1,721
Total	91,048	89,726

Less: accumulated depreciation and amortization	(10,896)	(7,472)
Property, equipment and leasehold improvements, net	$80,152	$82,254

Depreciation and amortization expense for the operations was approximately $3,926, $3,289 and $1,902 for the years ended December 31, 2014, 2013 and 2012, respectively.

The following schedule provides an analysis of AutoChina’s investment in property on operating leases and property held for lease by major classes as of December 31, 2014.

	December 31,	December 31,
	2014	2013

Buildings and leasehold improvements	$62,983	$62,250
Equipment	5,269	5,289
Total	68,252	67,539

Less: Accumulated depreciation	(3,270)	(1,263)
Total	$64,982	$66,276

NOTE 10 - OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the followings:

	December 31,
	2014	2013

Accrued expenses	$2,564	$2,139
Business and other tax payables	6,666	7,108
Salary payable	2,017	2,715
Temporary receipt of insurance premium	126	149
Temporary receipt of insurance claims	1,362	1,326
Deposits received	4,331	2,220
Interest payable	498	356
Other current liabilities	2,557	1,133
Total	$20,121	$17,146

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

NOTE 11 –THIRD PARTY BORROWINGS

Short-term borrowings

Summaries of short-term borrowings are as follows:

	Weighted-average interest rate			December 31,
	2014	2013	Maturities	2014	2013

Short-term bank loans	7.07%	6.50%	June 2015 to November 2015	$155,342	$160,737
Total	7.07%	6.50%		$155,342	$160,737

Short-term bank loans represent loans from local banks that were used for working capital and capital expenditures purposes. The loans bore interest at rates at the range of 6.60% to 7.80% as of December 31, 2014, are denominated in RMB and have terms within one year. The weighted average short-term bank loans for the years ended December 31, 2014 and 2013 was $166,371 and $118,217, respectively. The loans are secured by collateral pledges of certain assets including property, equipment and leasehold improvements, net investment in direct financing and sales-type leases arises and accounts receivables of the Company.

Long-term borrowings, current portion

Summaries of long-term borrowings are as follows:

	Weighted-average interest rate		December 31,
	2014	Maturity	2014	2013

Long-term bank loans, current portion	6.77%	February 2015 to August 2015	$2,451	—
Total	6.77%		$2,451	—

Long-term bank loans, current portion represent the amount due within one year subsequent to the balance sheet date that was used for working capital purposes. The loan bears a weighted average interest at 6.77% as of December 31, 2014, is denominated in RMB. The loan is secured by a collateral pledge of property of the Company.

Long-term borrowings

Summaries of long-term borrowings are as follows:

	Weighted-average interest rate		December 31,
	2014	Maturity	2014	2013

Long-term bank loans	6.77%	August 2016	$14,708	—
Total	6.77%		$14,708	—

Long-term bank loans represent a loan from a local bank that was used for working capital purposes. The loan bears interest at 6.77% as of December 31, 2014, is denominated in RMB and will mature in August 2016. The loan is secured by a collateral pledge of property of the Company.

The total carrying amount of property, equipment and leasehold improvements that have been pledged as collateral to secure financing from commercial banks is $43,321 and $20,392 as of December 31, 2014 and 2013 respectively. The total carrying amount of net investment in direct financing and sales-type leases receivables that have been pledged as collateral to secure financing from commercial banks is $330,873 and $341,480 as of December 31, 2014 and 2013 respectively. The total carrying amount of accounts receivable that have been pledged as collateral to secure financing from commercial banks is $9,358 and $6,598 as of December 31, 2014 and 2013 respectively.

NOTE 12 - LONG-TERM PAYABLES

Long-term payables represent security deposits from customers and amounts due under the mortgage financing arrangement with CITIC Bank.

	December 31,
	2014	2013

Security deposits from customers	$9,102	$8,955
Amounts due under mortgage financing arrangement, net of current portion	—	902
Net long-term payables	$9,102	$9,857

Security deposits are required from customers as a condition of leasing a commercial vehicle. The security deposit is returned to the customer after the successful conclusion of the lease. The standard length of our leases is 26 months. At December 31, 2014, future security deposits due to be returned to customers assuming successful conclusions of the related leases are as follows:

	Years Ending December 31,
	2015	2016	2017	Total
Security deposits from customers	$4,237	$4,861	$4	$9,102

Long-term payables from the mortgage financing arrangement consist of the following:

	December 31,
	2014	2013

Total amounts due under mortgage financing arrangement	$924	$2,498
Less: Unrealized interest expense	(25)	(160)
Net amounts due under mortgage financing arrangement	$899	$2,338
Amounts due under mortgage financing arrangement, current	(899)	(1,436)
Amounts due under mortgage financing arrangement, non-current	$—	$902

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

The loans bore interest at rates in the range of 7.73% to 8.59% as of December 31, 2014, are denominated in RMB and have terms maturing within two years.

At December 31, 2014, future amounts due under the mortgage financing arrangement are as follows:

	Years Ending December 31,
	2015	2016	Total

Amounts due under mortgage financing arrangement	$924	$—	$924
Less: Unrealized interest expense	(25)	—	(25)
Total amounts due under mortgage financing arrangement	$899	$—	$899

NOTE 13 - INCOME TAXES

Cayman Islands:  Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong:  The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the years ended December 31, 2014, 2013 and 2012. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

China:    The foreign invested enterprises and domestic companies are generally subject to enterprise income tax at a uniform rate of 25%.

Summaries of the income tax provision (benefit) in the consolidated statements of income and comprehensive income are as follows:

	Years Ended December 31,
	2014	2013	2012

Current	$10,731	$17,533	$13,296
Deferred	(5,189)	(11,811)	(4,181)
Total	$5,542	$5,722	$9,115

The tax effects of temporary differences representing deferred income tax assets / liabilities result principally from the following:

	December 31,
	2014	2013
Current
Deferred income tax assets:
Provision for doubtful accounts	$7,531	$5,334
Accrued liabilities	1,604	907
Tax loss carry forward	1,470	715
Other temporary differences	455	598
Deferred income tax assets – current	11,060	7,554

Deferred income tax liabilities – current
Unearned income	(2,309)	(2,039)

Net deferred income tax assets – current	$8,751	$5,515

Non-current
Deferred income tax assets:
Accrued liabilities	$1,773	$1,789
Tax loss carry forward	4,411	2,145
Others	—	192
Deferred income tax assets – non-current	6,184	4,126

Deferred income tax liabilities:
Unearned income	(104)	—

Deferred income tax assets – non-current	$6,080	$4,126

As of December 31, 2014 and 2013, deferred income tax assets and deferred income tax liabilities are derived from accrued liabilities, unearned income, tax loss carried forward, provision for doubtful accounts and other temporary differences arising from the same tax jurisdictions in China. Therefore, the respective deferred income tax assets and liabilities were net off for presentation.

At December 31, 2014, the Company had $23,528 of deductible tax loss carry forwards that expire through December 31, 2018.

The difference between the effective income tax rate and the expected statutory rate on income (loss) from operations was as follows:

	December 31,
	2014	2013	2012
Statutory rate	25.0%	25.0%	25.0%
Non-deductible expenses	11.7%	7.2%	4.9%
Non-taxable income	(2.2)%	(2.0)%	(1.1)%
Effect of rate differences in various tax jurisdictions and others	(0.5)%	2.4%	(0.9)%
Effective tax rate	34.0%	32.6%	27.9%

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Non-deductible expenses are mainly related to the $4,350 civil penalty to the SEC, and legal fees related to the SEC lawsuit (see Note 17). Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Company did not have any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2014, 2013 and 2012. As of December 31, 2014 and 2013, the Company did not have any significant unrecognized uncertain tax positions.

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

As of December 31, 2014, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

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

During the years ended December 31, 2014, 2013 and 2012, 1,320, 16,003 and 63,075 stock options have been forfeited, respectively, as a result of the resignation of the grantees. As of December 31, 2014, 29,250 options had been exercised. The Company recorded compensation expense of $1,253, $3,775 and $4,553 for the years ended December 31, 2014, 2013 and 2012, respectively, based on the estimated fair value of the options on the date of grant. The per share fair value of the stock options granted has been estimated using the Black-Scholes option-pricing model with the following assumptions:

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

Date of Grant	December 3, 2009	May 19, 2010	August 19, 2010	March 23, 2011

Dividend yield (1)	None	None	None	None
Risk - free interest rate (2)	1.08%	1.17%	1.23%	1.30%
Volatility (3)	40%	40%	40%	40%
Expected Life (in years) (4)	7.30	7.80	8.00	8.60

(1)	The Company has no expectation of paying regular cash dividends on its common stock.

(2)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant.

(3)	The Company estimates the volatility of its common stock at the date of grant based on the implied volatility of publicly traded options on the common stock of companies within the same industry.

(4)	The expected life of stock options granted under the incentive plan is based on expected exercise patterns, which the Company believes are representative of future behavior.

The following table summarizes outstanding options as at December 31, 2014, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at December 31, 2014	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at December 31, 2014	Weighted Average Exercise Price

$9.50 to $14.50	1,514,056	$4.77	5.05	1,509,556	$12.36

A summary of option activity under the employee share option plan as of December 31, 2014, 2013 and 2012, and changes during the three years then ended is presented as follows:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value

Outstanding at December 31, 2011	1,623,704	19.67	8.04	$7,841
Forfeited	(63,075)	13.66
Outstanding at December 31, 2012	1,560,629	12.35	7.04	$13,501
Exercised	(29,250)	9.50
Forfeited	(16,003)	12.25
Outstanding at December 31, 2013	1,515,376	12.37	6.05	$11,563
Forfeited	(1,320)	14.50
Outstanding at December 31, 2014	1,514,056	12.37	5.05	$11,560

A summary of unvested options under the employee share option plan as of December 31, 2014, and changes during the year then ended is presented as follows:

Options	Number of Shares	Weighted Average Fair Value

Unvested at January 1, 2014	81,902	$5.46
Vested	(76,082)	5.41
Forfeited or exercised	(1,320)	4.10
Unvested at December 31, 2014	4,500	$6.59
Expected to vest thereafter	4,500	$6.59

As of December 31, 2014, 1,509,556 of the share options are vested and exercisable and a total of $36,000 of compensation expense pertaining to options remains unrecognized. This amount will be recognized as compensation expense ratably over the remaining vesting period. The weighted average remaining vesting period of the options is 0.08 years.

NOTE 15 - DIVIDEND PAYMENT

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

In addition, a substantial part of the Company’s businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These requirements imposed by the PRC government authorities may restrict the ability of the Company’s subsidiaries and VIEs to transfer its net assets to the Company through loans, advances or cash dividends, which consisted of paid-up capital, additional paid in capital and statutory reserves and amounted to approximately $258.3 million as of December 31, 2014, exceeding 25% of the Company’s consolidated net assets. Accordingly, condensed parent company financial statements have been prepared in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X, and set out in Note 22.

NOTE 16 – FUTURE MINIMUM RENTAL INCOME UNDER OPERATING LEASES

AutoChina’s operations include the leasing of commercial property at the Kai Yuan Center. The leases thereon expire at various dates through 2016. The following is a schedule of minimum future rents on non-cancelable operating leases at December 31, 2014.

Year Ending December 31,	Future Minimum Rentals
2015	8,822
2016	6,483
2017	2,253
Later years	—
Total	$17,558

There are no contingent rentals as of December 31, 2014.

NOTE 17 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and monthly leases. These leases are accounted for as operating leases. Rent expense for operations amounted to $2,998, $3,257and $2,921 for the years ended December 31, 2014, 2013 and 2012, respectively.

Future minimum payments for operations under long-term, non-cancelable leases as of December 31, 2014, are as follows:

Year Ending December 31,	Future Minimum Payments
2015	$617
2016	576
2017	169
2018	35
2019	—
After 2019	—
Total	$1,397

Legal Proceedings

Prior to January 6, 2012, the staff of the SEC had been conducting a non-public investigation relating to the Company and, in this regard, the Company and its officers received subpoenas for information. On January 6, 2012, the Company announced that it received a Wells Notice from the staff of the SEC, which the Company responded to. The Company cooperated with the SEC regarding this matter, including voluntarily providing information beyond that formally requested by the SEC staff. On April 11, 2012, the SEC filed a lawsuit against the Company and 11 of its shareholders for stock manipulation, alleging that the Company deliberately manipulated trading in its shares to create the appearance of a liquid and active market. In June 2014 the Company reached a final agreement with the SEC to settle the lawsuit. The agreement has been entered into by the Company on a “no admit or deny” basis, and the Company is not required to restate its financial statements for any reporting period. The settlement has been approved and entered by the federal court and the matter is now fully concluded. The Company agreed to and paid a $4,350 civil penalty. Hui Kai Yan, the Company’s director and secretary at the time the lawsuit was filed, also a defendant in the lawsuit, agreed to and paid a $150 civil penalty and agreed to no longer being an officer or director of a public company.

In the opinion of management, there are no other material claims assessments or litigation pending against the Company.

Guarantee

In March 2013, Ganglian Finance Leasing entered into a mortgage financing arrangement with CITIC Bank, whereby CITIC Bank agreed to provide up to 50% of the mortgage financing to Ganglian Finance Leasing’s lessees of commercial vehicles. Ganglian Finance Leasing agreed to provide a full guarantee to CITIC Bank for such mortgage financing and provided a pledge of the ownership of the commercial vehicle to CITIC Bank to secure its guarantees. As of December 31, 2014, the loan balance guaranteed by the Company amounted to $924, which was the maximum potential further payment the Company would be obligated to make, in the event that the customer is unable to make the repayment due. Should the Company be required to pay any portion of the loan, it would attempt to recover some or the entire amount from the customer and disposal of pledged commercial vehicles. The Company believes that the possibility of loss is remote.

NOTE 18 – PROFIT APPROPRIATION

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

For the year ended December 31, 2014, 2013 and 2012, appropriations for the general reserve funds and statutory surplus funds totaled $3,275, $5,950 and $3,981, respectively.

NOTE 19 - SEGMENT REPORTING

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

Year ended December 31, 2014

(in thousands)

	Commercial Vehicles	Office Leasing	Total

Segment Revenues	$808,511	$4,937	$813,448
Cost of Sales	$723,316	$2,532	$725,848
Gross Profit	$85,195	$2,405	$87,600
Selling and marketing	$10,383	$335	$10,718
General and administrative	$44,366	$2,232	$46,598
Litigation expense	$4,350	$—	$4,350
Interest expense	$22,627	$128	$22,755
Other (income), net	$(12,314)	$(47)	$(12,361)

Income (loss) from operations	$15,783	$(243)	$15,540

Interest income	$(164)	$(4)	$(168)

Depreciation and amortization	$1,919	$2,007	$3,926

Segment Income (loss) before taxes	$15,947	$(239)	$15,708

Year ended December 31, 2013

(in thousands)

	Commercial Vehicles	Office Leasing	Total

Segment Revenues	$657,627	$501	$658,128
Cost of Sales	$583,273	$1,360	$584,633
Gross Profit	$74,354	$(859)	$73,495
Selling and marketing	$10,056	$206	$10,262
General and administrative	$48,763	$1,164	$49,927
Interest expense	$9,597	$—	$9,597
Other (income), net	$(13,435)	$—	$(13,435)

Income (loss) from operations	$19,373	$(2,229)	$17,144

Interest income	$(404)	$(2)	$(406)

Depreciation and amortization	$2,046	$1,243	$3,289

Segment Income (loss) before taxes	$19,775	$(2,225)	$17,550

The assets of the office leasing segment as of December 31, 2014 and December 31, 2013 amounted to $93,406 and $78,658, respectively. The remaining balances of assets as of December 31, 2014 and December 31, 2013 are $519,239 and $474,461, respectively, which are related to the commercial vehicle sales, servicing, leasing and support segment.

NOTE 20 - RELATED PARTY BALANCES AND TRANSACTIONS

Prepaid expenses, related party:

During the periods presented, the Company has paid the interest to Xinji Beiguo Mall in advance in order to facilitate a faster payment speed.

The outstanding amounts of prepaid expense, related party as of December 31, 2014 and 2013 were as follows:

		December 31,
	Note	2014	2013

Xinji Beiguo Mall	(1)	50	—
Total		$50	$—

Note:

(1)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%.

Other financing receivables, net, related party:

During the periods presented, the Company has provided the loans to Yuanshi County Natural Gas Sales Company. The balance is expected to mature before June, 2015.

The outstanding amounts of other financing receivable, net, related party as of December 31, 2014 and 2013 were as follows:

		December 31,
	Note	2014	2013

Yuanshi County Natural Gas Sales Company	(1)	782	—
Total		$782	$—

Note:

(1)	Entity controlled by Mr. Li’s brother.

Due to affiliates:

During the periods presented, the Company has borrowed from the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li (“Mr. Li”), Honest Best and companies affiliated with Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs.

The amount due to Alliance Rich represented a portion of the consideration paid in the acquisition of Heat Planet. The amount was payable within six months of occupation of the Kai Yuan Center by the Company, which was completed in April 2013 and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, which were delivered in December 2012. In October 2013, the unpaid amount began to accrue interest at the one-year rate announced by the People’s Bank of China (5.60% as of December 31, 2014). As of December 31, 2014 approximately $3.9 million is still owed to Alliance Rich for the acquisition of Heat Planet.

In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum, and amounts owed continue to be unsecured and due on demand by the lender.

Hebei Ruijie Hotel Management Company charges interest at 5.60% per annum on amounts owed to it.

The amount due to Mr. Li and Smart Success Investment Limited (“Smart Success”) were non-interest bearing, unsecured and due on demand by the lenders.

The amount due to Yuanshi County Natural Gas Sales Company represents security deposits withheld when Yuanshi purchased notes through the P2P financing platform.

The outstanding amounts due to related parties as of December 31, 2014 and 2013 were as follows:

		December 31,
	Notes	2014	2013

Mr. Li		$144	$144
Alliance Rich	(1)	3,917	32,560
Hebei Kaiyuan	(1)	5,807	5,430
Smart Success	(1)	9	9
Hebei Ruijie Hotel Management Company	(1)	15,690	—
Yuanshi County Natural Gas Sales Company	(2)	77	—
Total		$25,644	$38,143

Notes:

(1)	Entity controlled by Mr. Li.
(2)	Entity controlled by Mr. Li’s brother.

Accounts payable, related parties:

During the periods presented, the Company purchased commercial vehicles from Ruituo, a company controlled by Mr. Li’s brother. The amount due to Ruituo is unsecured and due on demand by Ruituo. In October 2011, Ruituo began charging to the Company interest at approximately 8.00% per annum, based on the weighted average outstanding payable balances at month end.

In December 2013, the Company began obtaining short-term trade financing to purchase commercial vehicles from Beiguo Auto and Xinji Beiguo Mall, companies affiliated with Mr. Li. Mr. Li holds 20.92% of indirect beneficial ownership in both Beiguo Auto and Xinji Beiguo Mall. The Company pays a financing charge of approximately 9% per annum to Beiguo Auto and Xinji Beiguo Mall for the funds obtained due to this financing arrangement. The financing arrangement is personally guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days.

The outstanding amounts of accounts payable, related parties as of December 31, 2014 and 2013 were as follows:

		December 31,
	Notes	2014	2013

Ruituo	(1)	$66,633	$45,024
Beiguo Auto	(2)	16,978	3,116
Xinji Beiguo Mall	(2)	24,600	9,446
		108,211	57,586

Notes:

(1)	Entity controlled by Mr. Li’s brother.
(2)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%

Related Parties Transactions

During the periods presented, the details of the related party transactions were as follows:

	Notes		Years Ended December 31,
			2014	2013	2012

Capital nature:
Hebei Kaiyuan	(1)	(a)	—	20,973	64,962
Hebei Kaiyuan	(1)	(c)	50,616	19,562	75,771
Hebei Ruijie Hotel Management Co. Ltd	(1)	(a)	24,413	24,200	—
Hebei Ruijie Hotel Management Co. Ltd	(1)	(c)	15,461	—	2,905
Kaiyuan Shengrong	(1)	(b)	—	10,487	10,299
Kaiyuan Shengrong	(1)	(c)	—	—	15,881
Kaiyuan Shengrong	(1)	(d)	—	10,487	3,169
Beijing Wantong Longxin Auto Trading Co., Ltd. (“Beijing Wantong”)	(2)	(c)	—	2,662	42,495
Ruituo	(3)	(a)	48,826	24,200	—
Mr. Li	(4)	(a)	—	69,374	—
Alliance Rich	(1)	(f)	939	339	—
Hebei Ruijie Hotel Management Company	(1)	(h)	73	—	—

Operating nature:
Honest Best	(1)	(f)	—	—	58
Hebei Kaiyuan	(1)	(f)	858	329	86
Kaiyuan Shengrong	(1)	(f)	—	325	341
Ruituo	(3)	(e)	549,195	557,614	234,781
Ruituo	(3)	(f)	2,446	896	384
Beiguo Auto	(5)	(e)	39,361	3,025	—
Beiguo Auto	(5)	(f)	1,685	21	—
Xinji Beiguo Mall	(5)	(e)	105,066	9,168	—
Xinji Beiguo Mall	(5)	(f)	4,634	61	—
Hebei Ruijie Hotel Management Company	(1)	(g)	949	—	—
Hebei Ruijie Hotel Management Company	(1)	(f)	128	—	—
Yuanshi County Natural Gas Sales Company	(3)	(i)	857	—	—
Yuanshi County Natural Gas Sales Company	(3)	(m)	2,074	—	—
Yuanshi County Natural Gas Sales Company	(3)	(j)	23	—	—
Yuanshi County Natural Gas Sales Company	(3)	(k)	190	—	—
Yuanshi County Natural Gas Sales Company	(3)	(l)	3	—	—

Notes :

(1)	Entity controlled by Mr. Li.

(2)	Entity which Mr. Li’s brother holds 40% equity interest.

(3)	Entity controlled by Mr. Li’s brother.

(4)	The Chairman and Chief Executive Officer of AutoChina.

(5)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%

Nature of transaction :

(a)	Bank loan guarantee provided to the bank by the affiliates.

(b)	Bank loan guarantee provided by the Company to the affiliate.

(c)	Loan provided to the Company during the year.

(d)	Receivables of the Company pledged to guarantee the bank loans borne by the affiliate.

(e)	Sale of automobiles to the Company, including VAT, during the year.

(f)	Interest incurred by the Company during the year.

(g)	Conference fees.

(h)	Construction fees.

(i)	K-Lend loans and security deposits.

(j)	K-Lend interest revenue.

(k)	K-Pay funds used.

(l)	K-Pay revenue.

(m)	Sale of automobiles by the Company, including VAT, during the year

For financing purposes, the Company had purchase concentration of commercial vehicles from Ruituo, which accounted for 76.1%, 96.2% and 97.0% of total purchases for the years ended December 31, 2014, 2013 and 2012, respectively. The accounts payable from Ruituo accounted for 58.5%, 66.5% and 12.0% of total accounts payable as of December 31, 2014, 2013 and 2012, respectively. Management believes that the risk of material adverse effects on the Company’s business operations and profitability due to the concentration is remote.

The Company occupied office space in Shijiazhuang, China provided by Hebei Kaiyuan, an affiliate with Mr. Li. Hebei Kaiyuan agreed to provide the office space free of charge and no rental costs were incurred by the Company until April 2013, when the Company moved into the new property acquired.

NOTE 21 – VARIABLE INTEREST ENTITIES

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

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012:

	December 31,
	2014	2013

Total assets	$458,794	$407,289
Total liabilities	271,099	212,469

	Years Ended December 31,
	2014	2013	2012

Revenues	$43,408	$39,675	$34,946
Net (loss) income	(8,467)	4,082	4,786

NOTE 22 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION OF AUTOCHINA INTERNATIONAL LIMITED

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

As of December 31, 2014 and 2013, there were no material contingencies, significant capital and other commitments, provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Company’s Consolidated Financial Statements, if any.

Condensed Balance Sheets

	December 31,
	2014	2013

Assets
Cash and cash equivalents	$118	$96
Prepaid expenses and other current assets	8	17
Investment in subsidiaries	191,786	176,628
Due from subsidiaries	71,774	76,607
Total assets	$263,686	$253,348

Liabilities
Other payables and accrued liabilities	$634	$543

Shareholders’ equity
Ordinary shares - $0.001 par value authorized – 1,000,000,000 shares; issued and outstanding – 23,549,644 shares at December 31, 2014, respectively; and $0.001 par value authorized – 100,000,000 shares; issued and outstanding – 23,545,939 shares at December 31, 2013, respectively	24	24
Additional paid-in capital	328,884	327,631
Accumulated losses	(96,496)	(106,662)
Accumulated other comprehensive income	30,640	31,812
Total shareholders’ equity	263,052	252,805

Total liabilities and shareholders’ equity	$263,686	$253,348

Condensed Statement of Income

	Years ended December 31,
	2014	2013	2012

Equity in profit of subsidiaries	$16,330	$16,125	$29,630

General and administrative expenses	2,168	4,620	6,140
Litigation expense	4,350	—	—
Other income	(354)	(323)	(59)
Total operating expenses	6,164	4,297	6,081

Income from operations	10,166	11,828	23,549
Net income	$10,166	$11,828	$23,549

Condensed Statement of Cash flows

	December 31,
	2014	2013	2012

Net cash and cash equivalents (used in) provided by operating activities	$(4,811)	$(643)	$83,799
Net cash and cash equivalents provided by investing activities	4,833	644	7,543
Net cash and cash equivalents used in financing activities	—	—	(91,327)
Cash and cash equivalents, beginning of the year	96	95	80
Cash and cash equivalents, end of the year	$118	$96	$95

NOTE 23 – CREDIT QUALITY OF FINANCING RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

The Company applies a systematic methodology to determine the allowance for credit losses for account receivables and short-term investment in sales-type leases, and long-term net investments in direct financing and sales-type leases, and other financing receivables. Based upon a credit loss and risk factor analysis, since the Company only leases commercial vehicles to its customers, it considers its lessee customers as its only portfolio segment. The Company further evaluated the portfolio by the class of type of customers and securities provided for the receivables, which is defined as a level of information (below a portfolio segment) in which the receivables have the same initial measurement attribute and a similar method for assessing and monitoring credit risk.

The Company’s account receivables (excluding reclassified past due balance from short-term investment in sale-type leases) and long-term net investments in direct financing and sales-type leases consist of the receivables from the net investment in direct financing and sales-type leases and the receivables from value-added services. The Company only offers the optional value-added services to existing customers who have a history of making on-time payments with the Company. The Company controls legal title to the commercial vehicles leased to the lessee customers and it is allowed to repossess the commercial vehicles if the lessee customer defaults on its monthly installment payments (of the net investment in direct financing and sales-type leases) or the payment of value-added services. Therefore, both of these receivables are secured by the commercial vehicles leased to the lessee customers and the Company uses the same credit control to evaluate the risk of credit loss on an individual basis.

The Company’s short-term investment in sales-type leases, the past due portion reclassified to accounts receivable, and other financing receivables consist of the receivable from peer stores related to commercial vehicle and/or relevant taxes and insurance. The Company is not allowed to repossess the commercial vehicles if the lessee customer defaults on its monthly installment payments. The Company provides a general provision based on 1.5% of the ending balances. Certain various percentages of allowance are further provided when the monthly installments default, according to the aging of such defaults.

The credit quality of short-term net investment in sales-type leases, other financing receivables, long-term net investment in direct financing and sales-type leases and receivable from value-added services is reviewed on a quarterly basis. Credit quality indicators include past due and undue.

Impaired long-term net investment in direct financing and sales-type leases and receivable from value-added services

Long-term net investment in direct financing and sales-type leases and account receivables (excluding reclassified past due balance from short-term investment in sale-type leases) is considered impaired, based on current information and events, if it is probable that we will be unable to collect all amounts due according to the contractual terms of the lease. The lease with past due receivable has the highest probability for credit loss. The finance receivable is impaired when the unpaid lease contract amount with past due receivable exceeds the most probable source of repayment, and the difference is recognized as allowance of credit loss, which will be allocated to accounts receivable and the excess portion, if any, to long-term net investment in direct financing and sales-type leases. The most probable source of repayment is normally the residual value of commercial vehicles. In determining residual value of the commercial vehicles, the Company refers to the second-hand market values of the commercial vehicles as a reference.

Impaired short-term net investment in sales-type leases and other financing receivable

Short-term net investment in sales-type leases, other financing receivables is considered impaired, based on current information and events, if it has been past due for over three months, under which circumstance, additional provision is provided.

Allowance for credit loss activity

The allowance for credit loss as of December 31, 2014 and 2013 were as follows:

	December 31,
	2014	2013

Balance at the beginning of the year	$21,280	$12,337
Provision during the year	13,599	18,886
Bad debts written off	(4,820)	(9,943)
Balance at the end of the year	$30,059	$21,280

Credit quality of finance receivables

The carrying amount of the past due and undue finance receivables as of December 31, 2014 and 2013 were as follows:

December 31, 2014	Undue	Past due	Total carrying amount

Long-term net investment in direct financing and sales-type leases	$345,154	$—	$345,154
Short-term net investment in sales-type leases	56,975	—	56,975
Other financing receivables	49,288	—	49,288
Accounts receivables, net	2,496	26,419	28,915
	$453,913	$26,419	$480,332

December 31, 2013	Undue	Past due	Total carrying amount

Long-term net investment in direct financing and sales-type leases	$390,099	$—	$390,099
Short-term net investment in sales-type leases	—	—	—
Other financing receivables	—	—	—
Accounts receivables, net	2,988	24,943	27,931
	$393,087	$24,943	$418,030

The carrying amount of the impaired long-term net investment in direct financing and sales-type leases as of December 31, 2014 and December 31, 2013 was as follows:

December 31, 2014	Gross amount	Allowance for credit losses	Total carrying amount

Long-term net investment in direct financing and sales-type leases	$1,072	$22	$1,050
Accounts receivables	41,728	29,074	12,654
	$42,800	$29,096	$13,704

December 31, 2013	Gross amount	Allowance for credit losses	Total carrying amount

Long-term net investment in direct financing and sales-type leases	$6,414	$389	$6,025
Accounts receivables	39,036	20,891	18,145
	$45,450	$21,280	$24,170

The analysis of the age of the carrying amount of the overdue receivables as of December 31, 2014 and 2013 were as follows:

	December 31,
	2014	2013

Less than 90 days	$17,180	$23,504
Over 90 days	40,809	22,330
	57,989	45,834
Less: allowance for credit losses	(29,074)	(20,891)
Total	$28,915	$24,943

For the years ended December 31, 2014, 2013 and 2012, the related amount of interest income recognized for impaired finance receivables was $3,985, $3,149 and $4,032, respectively.

NOTE 24 – SUBSEQUENT EVENT

In April 2015 the Company established two wholly-owned subsidiaries called Shenzhen Kaiyuan Financial Services Co., Ltd. (“Shenzhen Kaiyuan Financial Services”) and Shenzhen Kaiyuan Inclusive Financial Services Co., Ltd. (“Shenzhen Kaiyuan Inclusive Financial Services”). Both subsidiaries were established to facilitate the operation of the Company’s new Internet-based businesses and as part of a rebranding of operations under the Kaiyuan Finance name.

