Form 20-F/A
period 2014-12-31
FINCERA INC.
filed 2015-12-30
CIK 1417370

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

FINCERA INC.

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

☐ Yes  ☒ No

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2014 (the “Annual Report”) of Fincera Inc. (previously known as AutoChina International Limited) (the “Company”) is being filed in response to comments received from the Securities and Exchange Commission (“SEC”). Pursuant to the comments of the SEC, the Company is amending the Annual Report as follows:

•	The Company has revised the disclosure in Item 5 – Liquidity and Capital Resources – Contractual Payment Obligations, to add disclosure relating to future interest payments.
•	The Company is refiling its certifications and the consent of its auditor to correctly refer to the Annual Report and the associated report of the of the auditor.

Except as indicated above, no other changes have been made to the Annual Report other than revising Item 19 – Exhibits to accurately reflect the exhibits being filed with this Amendment No. 1.

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

At December 31, 2014, the Company had estimated future interest payments related to short-term borrowings, long-term borrowings and long-term payables of $6,975, estimated future interest payments related to accounts payable, related parties of $1,027, and estimated future interest payments related to due to affiliates of $239.

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

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company’s results.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association (1)
1.2	Amendment to Memorandum and Articles of Association*
2.1	Specimen Ordinary Share Certificate (2)
4.1	Share Exchange Agreement (3)
4.2	Form of Indemnification Agreement (4)
4.3	Form of AutoChina International Limited 2009 Equity Incentive Plan (5)
4.4	Executive Employment Agreement between the Registrant and Yong Hui Li, dated April 9, 2012 (11)
4.5	Executive Employment Agreement between the Registrant and Wei Xing, dated April 9, 2012 (11)
4.6	Executive Employment Agreement between the Registrant and Chen Lei, dated April 9, 2012 (11)
4.7	Executive Employment Agreement between the Registrant and Jason Wang, dated October 11, 2012 (11)
4.8	Business Operation Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (11)
4.9	Equity Pledge Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (11)
4.10	Option Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (11)
4.11	Services Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (11)
4.12	Voting Attorney Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (11)
4.13	Business Operation Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd.., dated January 31, 2013 (11)
4.14	Equity Pledge Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.15	Option Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.16	Services Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.17	Voting Attorney Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.18	Business Operation Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd.., dated January 31, 2013 (11)
4.19	Equity Pledge Agreement between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.20	Option Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)

4.21	Services Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.22	Voting Attorney Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.23	Summary of Lease Securitization Agreement, by and between Chuangjie Trading and Citic Trust Co., Ltd., dated October 28, 2010 (6)
4.25	Summary of Loan Agreement dated July 3, 2012 between Ganglian Finance Leasing Co., Ltd. and Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. (10)
4.26	Summary of Loan Agreement dated July 4, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.27	Summary of Loan Agreement dated August 30, 2012 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.28	Summary of Loan Agreement dated August 30, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.29	Summary of Loan Agreement dated August 30, 2012 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.30	Summary of Loan Agreement dated September 3, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.31	Summary of Loan Agreement dated September 24, 2012 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.32	Summary of Loan Agreement dated September 24, 2012 between Ganglian Finance Leasing Co., Ltd. and Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. (10)
4.33	Summary of Loan Agreement dated November 5, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.34	Summary of Loan Agreement dated January 31, 2013 among Shijie Kaiyuan Auto Trade Co., Ltd., Guotai Junan Securities Assets Management Limited and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.35	Summary of Maximum Pledge Contract dated March 6, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.36	Summary of Maximum Pledge Contract dated July 4, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.37	Summary of Maximum Pledge Contract dated July 4, 2012 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.38	Summary of Maximum Pledge Contract dated August 30, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.39	Summary of Maximum Pledge Contract dated August 30, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.40	Summary of Maximum Pledge Contract dated January 31, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.41	Summary of Maximum Mortgage Contract dated January 28, 2011 between Hebei Kaiyuan Real Estate Developing Co., Ltd. and CITIC Shijiazhuang Branch (7)
4.42	Summary of Maximum Mortgage Contract dated March 6, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.43	Summary of Guarantee Contract dated January 31, 2013 between Hebei Chuanglian Finance Leasing Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.44	Summary of Guarantee Contract dated January 31, 2013 between Hebei Xuhua Trading Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.45	Summary of Guarantee Contract dated January 31, 2013 between Ganglian Finance Leasing Co., Ltd and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.46	Summary of Guarantee Contract dated January 31, 2013 between Hebei Ruihua Real Estate Development Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.47	Summary of Guarantee Contract dated January 31, 2013 between Hebei Ruituo Auto Trade Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch (10)
4.48	Summary of Comprehensive Facility Contract dated July 4, 2012 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (10)
4.49	Summary of Domestic Factoring Agreement dated February 28, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and ICBC Bank Hebei Branch (8)

4.50	Summary of Domestic Factoring Agreement dated August 16, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (10)
4.51	Summary of Domestic Factoring Agreement dated August 21, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (10)
4.52	Summary of Domestic Factoring Agreement dated October 7, 2012 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (10)
4.53	Summary of Domestic Factoring Agreement dated March 29, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (10)
4.54	Summary of Loan Agreement dated April 19, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (11)
4.55	Summary of Domestic Factoring Agreement dated April 19, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (11)
4.56	Summary of Loan Agreement dated August 23, 2013 between Ganglian Finance Leasing Co., Ltd and CITIC Shijiazhuang Branch (11)
4.57	Summary of Maximum Pledge Contract dated August 23, 2013 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (11)
4.58	Summary of Maximum Pledge Contract dated August 23, 2013 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (11)
4.59	Summary of Maximum Pledge Contract dated August 23, 2013 between Yong Hui Li and CITIC Shijiazhuang Branch (11)
4.60	Summary of Loan Agreement dated August 29, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (11)
4.61	Summary of Domestic Factoring Agreement dated August 29, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (11)
4.62	Summary of Loan Agreement dated September 2, 2013 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (11)
4.63	Summary of Maximum Pledge Contract dated September 2, 2013 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch (11)
4.64	Summary of Loan Agreement dated September 2, 2013 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch (11)
4.65	Summary of Maximum Mortgage Contract dated September 2, 2013 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (11)
4.66	Summary of Maximum Pledge Contract dated September 2, 2013 between Hebei Chuanglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch (11)
4.67	Summary of Maximum Pledge Contract dated September 2, 2013 between Yong Hui Li and CITIC Shijiazhuang Branch (11)
4.68	Summary of Loan Agreement dated October 9, 2013 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch (11)
4.69	Summary of Loan Agreement dated October 9, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (11)
4.70	Summary of Domestic Factoring Agreement dated October 9, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (11)
4.71	Summary of Loan Agreement dated October 29, 2013 between Ganglian Finance Leasing Co., Ltd and CITIC Shijiazhuang Branch (11)
4.72	Summary of Loan Agreement dated October 30, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (11)
4.73	Summary of Pledge Contract dated October 30, 2013 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch (11)
4.74	Summary of Loan Agreement dated January 3, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.75	Summary of Maximum Mortgage Contract dated January 3, 2014 between Hebei Ruiliang Trading Co,. Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.76	Summary of Loan Agreement dated February 26, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Minsheng Bank *
4.77	Summary of Maximum Pledge Contract dated February 28, 2014 between Hebei Chuanglian Finance Leasing Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch*

4.78	Summary of Loan Agreement dated March 6, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.79	Summary of Domestic Factoring Agreement dated March 6, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.80	Summary of Loan Agreement dated March 30, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.81	Summary of Loan Agreement dated April 1, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.82	Summary of Domestic Factoring Agreement dated March 30, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.83	Summary of Loan Agreement dated June 27, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch*
4.84	Summary of Maximum Pledge Contract dated June 27, 2014 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch*
4.85	Summary of Maximum Guarantee Contract dated June 27, 2014 between Yong Hui Li and CITIC Shijiazhuang Branch*
4.86	Summary of Loan Agreement dated August 15, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and CITIC Shijiazhuang Branch*
4.87	Summary of Maximum Pledge Contract dated June 27, 2014 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch*
4.88	Summary of Maximum Guarantee Contract dated June 27, 2014 between Yong Hui Li and CITIC Shijiazhuang Branch*
4.89	Summary of Loan Agreement dated August 26, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.90	Summary of Domestic Factoring Agreement dated August 22, 2014 between Ganglian Finance Leasing Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.91	Summary of Loan Agreement dated September 5, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.92	Summary of Domestic Factoring Agreement dated September 5, 2014 between Ganglian Finance Leasing Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.93	Summary of Loan Agreement dated October 8, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch*
4.94	Summary of Maximum Pledge Contract dated October 8, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch*
4.95	Summary of Guarantee Contract dated October 8, 2014 between Hebei Chuanglian Finance Leasing Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch*
4.96	Summary of Guarantee Contract dated October 8, 2014 between Ganglian Finance Leasing Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch*
4.97	Summary of Guarantee Contract dated October 8, 2014 between Hebei Xuhua Trading Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch*
4.98	Summary of Guarantee Contract dated October 8, 2014 between Hebei Ruituo Auto Trading Co., Ltd. and Hua Xia Bank Shijiazhuang Jianhua Branch*
4.99	Summary of Guarantee Contract dated October 8, 2014 between Hebei Ruijie Hotel Management Company and Hua Xia Bank Shijiazhuang Jianhua Branch*
4.100	Summary of Guarantee Contract dated October 8, 2014 between Hebei Ruiliang Property Services and Hua Xia Bank Shijiazhuang Jianhua Branch*
4.101	Summary of Loan Agreement dated November 7, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.102	Summary of Maximum Mortgage Contract dated November 11, 2014 between Hebei Ruiliang Trading Co,. Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.103	Summary of Loan Agreement dated November 7, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.104	Summary of Maximum Mortgage Contract dated November 11, 2014 between Hebei Ruiliang Trading Co,. Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.105	Summary of Loan Agreement dated June 26, 2014 between Ganglian Finance Leasing Co., Ltd. and China Minsheng Bank Shijiazhuang Branch*

4.106	Summary of Maximum Guarantee Contract dated June 19, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and China Minsheng Bank Shijiazhuang Branch*
4.107	Summary of Maximum Mortgage Contract dated June 19, 2014 between Ganglian Finance Leasing Co., Ltd. and China Minsheng Bank Shijiazhuang Branch*
4.108	Summary of Loan Agreement dated August 4, 2014 between Ganglian Finance Leasing Co., Ltd. and Bank of East Asia (China) Limited Shijiazhuang Branch*
4.109	Summary of Maximum Mortgage Contract dated August 4, 2014 between Hebei Ruiliang Trading Co,. Ltd. and China Minsheng Bank Shijiazhuang Branch*
4.110	Summary of Maximum Pledge Contract dated August 4, 2014 between Hebei Chuanglian Finance Leasing Co,. Ltd. and China Minsheng Bank Shijiazhuang Branch*
4.111	Summary of Guarantee Contract dated August 4, 2014 between Yong Hui Li and China Minsheng Bank Shijiazhuang Branch*
4.112	Summary of Loan Agreement dated June 27, 2014 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch*
4.113	Summary of Maximum Pledge Contract dated June 27, 2014 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch*
4.114	Summary of Maximum Guarantee Contract dated June 27, 2014 between Yong Hui Li and CITIC Shijiazhuang Branch*
4.115	Summary of Loan Agreement dated August 15, 2014 between Hebei Xuhua Trading Co., Ltd. and CITIC Shijiazhuang Branch*
4.116	Summary of Maximum Pledge Contract dated June 27, 2014 between Ganglian Finance Leasing Co., Ltd. and CITIC Shijiazhuang Branch*
4.117	Summary of Maximum Guarantee Contract dated June 27, 2014 between Yong Hui Li and CITIC Shijiazhuang Branch*
4.118	Summary of Loan Agreement dated December 26, 2014 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.119	Summary of Maximum Mortgage Contract dated December 26, 2014 between Hebei Ruiliang Trading Co,. Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.120	Summary of Loan Agreement dated February 15, 2015 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.121	Summary of Maximum Mortgage Contract dated February 15, 2015 between Hebei Ruiliang Trading Co,. Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.122	Summary of Loan Agreement dated March 12, 2015 between Shijie Kaiyuan Auto Trade Co., Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
4.123	Summary of Maximum Mortgage Contract dated March 12, 2015 between Hebei Ruiliang Trading Co,. Ltd. and Agricultural Bank of China Shijiazhuang North City Branch*
8.1	Subsidiaries of the Registrant*
11	Code of Ethics (9)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Marcum Bernstein & Pinchuk LLP, independent registered public accounting firm
101	Interactive Data File*

*	Previously filed.
(1)	Incorporated by reference to Registration Statement on Form F-1, filed with the SEC on Form F-1 filed May 29, 2009.
(2)	Incorporated by reference to AutoChina’s Registration Statement (File No. 333-147284), filed with the SEC on Form S-1 dated January 30, 2008.
(3)	Incorporated by reference to Annex C to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(4)	Incorporated by reference to Schedule N to Annex C to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.

(5)	Incorporated by reference to Annex E to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(6)	Incorporated by reference to AutoChina's Amendment No. 1 to the Annual Report on Form 20-F/A, filed with the SEC on December 6, 2011.
(7)	Incorporated by reference to AutoChina's Annual Report on Form 20-F, filed with the SEC on November 30, 2011.
(8)	Incorporated by reference to AutoChina's Annual Report on Form 20-F, filed with the SEC on April 5, 2012.
(9)	Incorporated by reference to AutoChina’s Annual Report, filed with the SEC on Form 20-F filed June 9, 2009.
(10)	Incorporated by reference to AutoChina’s Annual Report on Form 20-F, filed with the SEC on April 30, 2013.
(11)	Incorporated by reference to AutoChina’s Annual Report on Form 20-F, filed with the SEC on April 18, 2014.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUTOCHINA INTERNATIONAL LIMITED

December 30, 2015	By:	/s/ Yong Hui Li
Yong Hui Li
Chief Executive Officer

December 30, 2015	By:	/s/ Jason Wang
Jason Wang
Chief Financial Officer