Form 20-F
period 2015-12-31
FINCERA INC.
filed 2016-05-02
CIK 1417370

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2015

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

27/F, Kai Yuan Finance Center, No. 5, East Main Street

Shijiazhuang, Hebei

People’s Republic of China

Tel: +86 311 8382 7688

Fax: +86 311 8381 9636

(Address of principal executive offices)

Yong Hui Li

27/F, Kai Yuan Finance Center, No. 5, East Main Street

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 23,550,993 ordinary shares, par value $0.001 per share, as of December 31, 2015.

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

☐   Yes       ☒ No

CERTAIN INFORMATION

Unless otherwise indicated and except where the context otherwise requires, in this Annual Report on Form 20-F references to:

•	“Fincera”, “we,” “us”, “our” or “Company” refer to Fincera Inc. (together with its subsidiaries and affiliated entities);

•	“ACG” refers to AutoChina Group Inc. (together with its subsidiaries and affiliated entities);

•	“Auto Kaiyuan Companies” refers to Kaiyuan Logistics, Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”), and Hebei Xuhua Trading Co., Ltd.;

•	“PRC” or “China” refer to the People’s Republic of China;

•	“dollars” or “$” refer to the legal currency of the United States; and

•	“Renminbi” or “RMB” refer to the legal currency of China.

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

We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language included in this Annual Report on Form 20-F provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•	changing principles of generally accepted accounting principles;

•	outcomes of government reviews, inquiries, investigations and related litigation;

•	continued compliance with government regulations;

•	legislation or regulatory environments, requirements or changes adversely affecting the financial industry in China;

•	fluctuations in customer demand;

•	management of rapid growth;

•	general economic conditions;

•	changes in government policy;

•	the fluctuations in sales of commercial vehicles in China;

•	China’s overall economic conditions and local market economic conditions;

•	our ability to expand through strategic acquisitions and establishment of new locations;

•	our business strategy and plans;

•	the results of future financing efforts; and

•	geopolitical events.

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

The following selected consolidated financial data as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 have been derived from the audited consolidated financial statements of Fincera included in this Annual Report beginning on page F-1.  The following summary consolidated financial data as of December 31, 2012 and 2011 and for the year ended December 31, 2012 and 2011 have been derived from the audited consolidated financial statements of Fincera. Such financial data is not included in this Annual Report. The consolidated financial data for all periods presented is retrospectively adjusted to reflect the merger under common control of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries. Prior period amounts have been adjusted to exclude discontinued operations (refer to Note 3 for additional information). This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Fincera” and other financial information included in this Annual Report.

The consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or “U.S. GAAP.” The results of operations of Fincera in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

FINCERA INC. AND SUBSIDIARIES

Selected Consolidated Financial Data

(In thousands of U.S. Dollars, except per share amounts)

	As of December 31,
	2015	2014	2013	2012	2011

Balance Sheet Data –
Cash and cash equivalents	$61,957	$26,027	$31,370	$75,777	$43,048
Restricted cash	$157	$988	$1,244	$160	$159
Total current assets	$654,237	$458,491	$469,625	$316,366	$434,852
Total assets	$750,315	$612,645	$553,119	$439,306	$554,466
Total current liabilities	$491,659	$325,783	$300,314	$210,946	$263,283
Total liabilities	$494,246	$349,593	$300,314	$210,946	$263,283
Total equity	$256,069	$263,052	$252,805	$228,360	$291,183

	For the Years Ended December 31,
	2015	2014	2013	2012	2011

Statement of Income Data –

Income	$56,311	$5,375	$678	$—	$—

Income (loss) from continuing operations before income taxes	350	(19,720)	(10,468)	—	—

Income tax provision (benefit)	274	(3,398)	(1,702)	—	—

Income (loss) from continuing operations	76	(16,322)	(8,766)	—	—

Income from discontinued operations, net of taxes	8,205	26,488	20,594	23,549	(25,151)

Net income (loss) attributable to shareholders	$8,281	$10,166	$11,828	$23,549	$(25,151)

Earnings (loss) per share –

Basic
Continuing operations	$0.003	$(0.69)	$(0.37)	$1.00	$1.11
Discontinued operations	0.35	1.12	0.87	—	(0.04)
	$0.35	$0.43	$0.50	$1.00	$1.07)
Diluted
Continuing operations	$0.003	$(0.68)	$(0.37)	$0.99	$1.11
Discontinued operations	0.34	1.11	0.87	—	(0.04)
	$0.34	$0.43	$0.50	$0.99	$1.07

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

Risks Relating to our Business

We have recently made significant changes to our business model, and our new model may not be successful.

We have undergone a strategic shift which involves growing our new internet-based businesses (launched in 2014 and 2015) and ceasing our legacy commercial vehicle sales, leasing and support business. There is no guarantee that our new businesses will be successful, profitable or provide an equal or greater return on investment as compared to the businesses we are winding down.

Our changing business model, limited operating history and the new and evolving nature of our industry makes evaluating our future prospects difficult.

China’s internet-based financial services industry is relatively new and may not develop as expected. Its regulatory framework is also evolving and may remain uncertain for the foreseeable future.

Our first two internet-based businesses, the CeraVest lending platform and the CeraPay payments platform, were launched at the end of 2014. In October 2015 we launched the TruShip ecommerce platform. We are also in the process of developing and launching additional internet-based businesses. Our new businesses have a limited operating history. Therefore, it is difficult to effectively assess our future prospects. There are many risks and challenges we are subject to including, but not limited to:

•	Transitioning to new business models;

•	Navigating an evolving regulatory environment;

•	achieving and maintaining our profitability and margins;

•	acquiring and retaining customers;

•	attracting, training and retaining qualified personnel;

•	broadening our product offering;

•	maintaining adequate control over our costs and expenses;

•	maintaining the security of our platforms and the confidentiality of the information provided and utilized across our platforms;

•	managing credit risk in our portfolio of loans;

•	responding to competitive and changing market conditions.

If we are unsuccessful in addressing any of the above risks, our business may be materially and adversely affected.

If we fail to adequately assess, monitor and control the credit risks of our customers, we could experience an increase in credit loss.

We are subject to the credit risk of our customers. We use various methods to screen potential customers and establish appropriate credit limits, but these methods cannot eliminate all potential credit risks and may not always prevent us from approving customer applications that are not credit worthy or are fraudulently completed. Changes in our industry and customer demand may result in periodic increases to customer credit limits and spending and, as a result, could lead to increased credit losses. We may also fail to detect changes to the credit risk of customers over time. Further, during a declining economic environment, we experience increased customer defaults and preference claims by bankrupt customers. If we fail to adequately manage our credit risks, our bad debt expense could be significantly higher than historic levels and adversely affect our business, operating results and financial condition.

Significant defaults by financing customers could materially and adversely our business and results of operations.

We are subject to credit risk associated with potential loan defaults. If a significant number of customers fail to make payments when due, we may not be able to fully recover the outstanding principal of loans we make, which could significantly affect our profitability.

A security breach or malicious attack could damage our reputation, expose us to the risks of litigation and liability, disrupt our business or otherwise harm our results of operations.

In the normal course of business, we collect, process and retain sensitive and confidential customer information. Despite the security measures we have in place, which includes performing security scans, penetration testing and server activity monitoring, our facilities and systems, and those of third-party service providers, could be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors or other similar events. Any security breach or malicious attack involving the misappropriation, loss or other unauthorized disclosure of confidential information, whether by us or by third-party service providers, could damage our reputation, expose us to the risks of litigation and liability, disrupt our business or otherwise harm our results of operations.

The laws and regulations governing the internet-based finance industry in China are developing and evolving and subject to changes. If our practice is deemed to violate any PRC laws or regulations, we could be forced to change our business practices or be subject to penalties.

Due to the relatively short history of the internet finance industry in China, the regulatory framework governing our industry is still developing. On July 18, 2015 the People’s Bank of China, together with nine other PRC regulatory agencies, jointly issued a series of policy measures applicable to the industry titled the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. The Guidelines introduced formally for the first time the regulatory framework and some basic principles for administering the industry in China. The Guidelines call for active government support of China’s internet finance industry and clarify the division of responsibility among regulatory agencies. The Guidelines specify that the China Banking Regulatory Commission, or the CBRC, will have primary regulatory responsibility for the online peer-to-peer lending service industry in China while the People’s Bank of China (“PBOC”) will oversee the online payment businesses. The Guidelines only set out the basic principles for promoting and administering the internet-based finance industry, and were not accompanied by any implementing rules. The Guidelines instead urge the relevant regulatory agencies to adopt implementing rules at the appropriate time.

On December 28, 2015 the CBRC issued draft rules for online lending in China for public opinion. As previously communicated in the Guidelines, the draft rules state that online lending platforms are designated as information intermediaries for borrowers and lenders, and should not participate in the transaction in any other way. The official preface to the rules states that the main purpose of the regulations is to promote risk management and establish ground rules to limit the prevalence of unsound practices and illegal activity in the industry. The draft rules also set forth a list of 12 prohibited activities:

•	Using the platform for self-financing or for financing of related parties.
•	Directly or indirectly accepting and managing lender funds.
•	Providing guarantees to lenders or promising guaranteed returns on principal and interest.
•	Marketing or recommending loan investments to users that have not completed identification verification after registering on the platform.
•	Directly making loans to borrowers, unless stated otherwise by applicable laws and regulations.
•	Structuring loans into investment products with liquidity timing that differs from the original loan term.
•	Selling bank wealth management products, mutual funds, insurance annuities and other financial products.
•	Unless stated otherwise by applicable laws and regulations, collaborating with other investment or brokerage businesses to bundle, sell or broker investment products.
•	Providing false loan information or creating unrealistic return expectations.
•	Facilitating loans for the purpose of making investments in the stock market.
•	Providing equity crowdfunding or project crowdfunding platform services.
•	Other activities forbidden by applicable laws and regulations.

The rules granted an 18-month transition period during which platforms can work toward full compliance as more detailed measures are revealed. We may need to modify our business practices to conform to the eventual final regulations. Doing so may adversely affect our ability to attract, retain or profitability service customers and therefore have a material adverse effect on our business.

Also on December 28, 2015, the PBOC issued the final rules on online payments for third party payment platforms. There are three main areas covered by the rules: 1.) strict know your customer (“KYC”) checks to support anti-money laundering and counter-terrorism efforts; 2.) limits on daily transaction volume to force payment platforms to focus on providing small e-commerce transaction services; and 3.) tiered regulation for platforms based on a government rating system instead of a blanket approach. The final online payment rules are set to take effect on July 1, 2016. Although our CeraPay product offers online payment processing services, we are not a licensed third party payment service provider. Therefore, it is unclear whether the PBOC rules on online payments would apply to us. We may need to modify our business practices to conform to the eventual final regulations. Doing so may adversely affect our ability to attract, retain or profitability service customers and therefore have a material adverse effect on our business.

As of the date of this filing, we have not been subject to any material fines or other penalties under any PRC laws or regulations including those governing the peer-to-peer lending service industry or online payments industry in China. Although regulations to date do not set out the liabilities that will be imposed on the service providers who fail to comply with the principles and requirements contained thereunder, nor do other applicable rules, laws and regulations contain specific liability provisions applicable to us. However, if our practice is deemed to violate any rules, laws or regulations, we may face injunctions, including orders to cease illegal activities, and may be exposed to other penalties as determined by the relevant government authorities as well. If such situations occur, our business, financial condition and prospects would be materially and adversely affected. In addition, given the evolving regulatory environment in which we operate, we cannot rule out the possibility that the PRC government will institute a licensing regime covering our industry. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations. We currently do not hold any licenses or permits related to online payments or online lending.

The internet-based finance industry in China is becoming increasingly competitive and such increasing competition may limit our growth.

The internet-based finance industry in China is intensely competitive and evolving rapidly. Although we currently focus on the transportation industry vertical, in which we have many years of experience operating, there are a large number of broader internet-based financial product offerings that may compete with our products. With respect to lending competition, we primarily compete with offline boutique financing providers and in some cases internet-based financing providers. With respect to investors, we primarily compete with other investment products and asset classes, such as equities, bonds, investment trust products, bank savings accounts, real estate and alternative asset classes. If we are unable to compete effectively, our business and results of operations could be harmed. In addition, if we begin lending to other industries, we will face more competition in those markets from more established lenders.

New competition may also reduce our growth prospects or level of profitability. Competitors may also attempt to copy or replicate our business model. This could have an adverse effect on our business.

We have incurred net losses in the past and the new internet-based business may incur net losses in the future.

Our revenues of legacy commercial vehicle sales, leasing and support business have declined as a result of our strategic shift towards internet-based businesses. We cannot assure you that our new internet-based businesses will be able to generate sufficient revenues to generate net income in the future.

Fraudulent activity on our internet-based financial product platforms could negatively impact our operating results, brand and reputation and cause the use of our products to decrease.

We are subject to the risk of fraudulent activity on our internet-based platforms, primarily from prospective borrowers. Borrowers could use fraudulent means to procure credit that they would otherwise not be extended. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent such fraud from occurring. Significant increases in fraudulent activity could negatively impact our brand and reputation, reduce the volume of transactions facilitated through our platform and lead us to take additional steps to reduce fraud risk, which could increase our costs. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. Although we have not experienced any material business or reputational harm as a result of fraudulent activities in the past, we cannot rule out the possibility that any of the foregoing may occur causing harm to our business or reputation in the future. If any of the foregoing were to occur, our results of operations and financial conditions could be materially and adversely affected.

Misconduct, errors and failure to function by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with potential borrowers and investors, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. We could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with borrowers and investors through our internet-based finance platforms is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers and investors, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability.

Furthermore, as we rely on certain third-party service providers, such as third-party payment platforms and custodian banks, to conduct our business, if these third-party service providers failed to function properly, we cannot assure you that we would be able to find an alternative in a timely and cost-efficient manner or at all. Any of these occurrences could result in our diminished ability to operate our business, potential liability to borrowers and investors, inability to attract borrowers and investors, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

Increases in fees incurred by third-party service providers could adversely affect our profitability.

We rely on certain third-party service providers, such as third-party payment platforms and custodian banks, to conduct our business. If these third-party service providers were to increase the fees that they charge us, our profitability could be adversely affected. Furthermore, we may not be able offset any increase in expenses incurred. We could also incur additional expenses to find other suitable third-party service providers.

A severe or prolonged downturn in the Chinese or global economy could materially reduce our revenues.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of China’s economic growth since 2012 which may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets, as well as concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. If present Chinese and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our platform.

Adverse economic conditions could also reduce the number of qualified borrowers seeking loans on our CeraVest platform, as well as their ability to make payments. Should any of these situations occur, the amount of loans facilitated through CeraVest and our net revenues will decline, and our business and financial conditions will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Any significant disruption in service on our platform or in our computer systems, including events beyond our control, could prevent us from processing payments or posting loans on our marketplace, reduce the attractiveness of our online products and result in a loss of users.

In the event of an outage affecting our internet-based businesses and physical data loss, our ability to perform our servicing obligations, process payments, process applications or make loans available to investors would be materially and adversely affected. The satisfactory performance, reliability and availability of our platforms and our underlying network infrastructure are critical to our operations, customer service, reputation and our ability to retain existing and attract new borrowers and investors. Much of our system hardware is hosted in a leased facility located in Beijing that is maintained and serviced by our IT Staff. We also periodically make backups to servers located at a separate facility also located in Beijing. Some internal systems are hosted on servers at our headquarters in Shijiazhuang, which would also disrupt our operations if affected. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our leased Beijing facilities or our offices in Shijiazhuang, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities.

Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our borrowers and investors and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on loans, damage our brand and reputation, divert our employees’ attention, subject us to liability and cause borrowers and investors to abandon our marketplace, any of which could adversely affect our business, financial condition and results of operations.

Our internet-based businesses and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our internet-based businesses and internal systems rely on software that is highly technical and complex. For example, our CeraVest and CeraPay platforms and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for our customers, delay introductions of new features or enhancements, result in errors or compromise our ability to protect customer data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of customers or liability for damages, any of which could adversely affect our business, results of operations and financial conditions.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including risk management, software engineering, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve borrowers and investors could diminish, resulting in a material adverse effect to our business.

Increases in labor costs in the PRC may adversely affect our profitability.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our ability to grow our business may be impaired.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing borrowers and investors to our marketplace. Successful promotion of our brand and our ability to attract qualified borrowers and sufficient investors depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our marketplace. Our efforts to build our brand have caused us to incur significant expenses, and it is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

Any harm to our brand or reputation or any damage to the reputation of the online finance industry may materially and adversely affect our business and results of operations.

Enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Factors that are vital to this objective include but are not limited to our ability to:

•	maintain the quality and reliability of our platforms;
•	provide borrowers and investors with a superior experience in our marketplace;
•	enhance and improve our credit assessment and decision-making models;
•	effectively manage and resolve borrower and investor complaints; and
•	effectively protect personal information and privacy of borrowers and investors.

Any malicious or innocent negative allegation made by the media or other parties about our company, including but not limited to our management, business, compliance with law, financial conditions or prospects, whether with merit or not, could severely hurt our reputation and harm our business and operating results. As the market for online finance in China is new and the regulatory framework for this market is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s online consumer finance marketplace industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities.

In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about our partners, outsourced service providers or other counterparties and any failure by them to adequately protect the information of borrowers and investors, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. Furthermore, any negative development in the online finance industry, such as bankruptcies or failures of other finance marketplaces, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other finance marketplaces to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and investors. Negative developments in the online finance industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online consumer finance marketplaces, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online consumer finance marketplaces like us. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

Our reputation may be harmed if information supplied by borrowers is inaccurate, misleading or incomplete, including if the borrowers use the loan proceeds for purposes other than as originally provided.

Borrowers supply a variety of information to us before we grant them a loan. Although we take steps to verify the information we receive from borrowers, it is possible that we are unable to detect all instances where a borrower provides false or misleading information. Although we also take steps to ensure a borrower uses loan proceeds for specified purposes, it is possible that we are unable to detect all instances where a borrower may use loan proceeds for other purposes that may involve increased risk than as originally provided.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and noncompete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

Store closings result in unexpected costs that could result in write downs and expenses relating to the closings.

From time to time, in the ordinary course of our business, we may close certain underperforming office branches, generally based on considerations of branch profitability, competition, strategic factors and other considerations. Closing an office branch could subject us to costs, including the write-down of leasehold improvements, equipment, furniture and fixtures. In addition, we could remain liable for future lease obligations.

The loss of any key members of the management team may impair our ability to identify and secure new contracts with customers or otherwise manage our business effectively.

Our success depends, in part, on the continued contributions of our senior management. In particular, Mr. Yong Hui Li, our Chief Executive Officer, has been appointed by the Board of Directors to oversee and supervise the strategic direction and overall performance of Fincera.

Fincera relies on its senior management to manage its business successfully. In addition, the relationships and reputation that members of our management team have established and maintained with our customers contribute to our ability to maintain good customer relations, which is important to the direct selling strategy that we adopt. Employment contracts entered into between us and our senior management cannot prevent our senior management from terminating their employment, and the death, disability or resignation of Mr. Yong Hui Li or any other member of our senior management team may impair our ability to maintain business growth and identify and develop new business opportunities or otherwise to manage our business effectively.

We rely on our information technology, billing and credit control systems, and any problems with these systems could interrupt our operations, resulting in reduced cash flow.

Fincera’s business cannot be managed effectively without its integrated information technology system. Accordingly, we run various “real time” integrated information technology management systems for our financing business.

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

Adverse economic conditions in Shijiazhuang, China that negatively impact the demand for office space may result in lower occupancy and rental rates for our property lease and management business, which would adversely affect its results of operations.

Generally speaking, economic growth and employment levels in a local market are important factors in determining how successful a local property lease and management business is. Since we only lease office space in one building that is located in Shijiazhuang, China, the economic conditions of this city are likely to be important factors in determining the occupancy levels and rental rates that our property lease and management business is able to achieve. Therefore, any deterioration in the economic conditions of Shijiazhuang may adversely affect the results of operations of our property lease and management business.

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

If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our customers, we may lose existing and potential customers, and we may be pressured to reduce our rental rates below those we currently charge in order to retain customers upon expiration of their existing leases. Even if our customers renew their leases or we are able to re-let the space, the terms and other costs of renewal or re-letting, including the cost of required renovations, increased tenant improvement allowances, leasing commissions, reduced rental rates and other potential concessions, may be less favorable than the terms of our current leases and could require significant capital expenditures. From time to time, we may also agree to modify the terms of existing leases to incentivize customers to renew their leases. If we are unable to renew leases or re-let space in a reasonable time, or if our rental rates decline or our tenant improvement costs, leasing commissions or other costs increase, our financial condition and results of operations of the property lease and management business could be materially adversely affected.

Bankruptcy or insolvency of tenants may decrease our revenue, net income and available cash.

The bankruptcy or insolvency of a major tenant could cause us to suffer lower revenues and operational difficulties, including leasing the remainder of the property. As a result, the bankruptcy or insolvency of a major tenant could result in decreased revenue, net income and funds available to pay our indebtedness.

Fincera’s ability to pay dividends and utilize cash resources of its subsidiaries is dependent upon the earnings of, and distributions by, Fincera’s subsidiaries and jointly-controlled enterprises, which could result in Fincera having little if any cash available for dividends.

Fincera is a holding company with substantially all of its business operations conducted through its subsidiaries. Fincera paid a special cash dividend in the amount of $0.25 per ordinary share in February 2012. Fincera does not currently intend to pay dividends in the near future. However, If Fincera did decide to pay dividends, Fincera’s ability to make future dividend payments would depend upon the receipt of dividends or distributions from its subsidiaries. The ability of its subsidiaries to pay dividends or other distributions may be subject to their earnings, financial position, cash requirements and availability, applicable laws and regulations and to restrictions on making payments to Fincera contained in financing or other agreements. These restrictions could reduce the amount of dividends or other distributions that Fincera receives from its subsidiaries, which could restrict its ability to fund its business operations and to pay dividends to its shareholders. Fincera’s future declaration of dividends may or may not reflect its historical declarations of dividends and will be at the absolute discretion of the Board of Directors.

Operating Fincera’s internet-based financial services requires a large amount of capital and its growth may require additional capital that may not be available on favorable terms or at all, which could limit our ability to continue our operations.

To the extent that the loans we extend to customers as part of our internet-based businesses are not fully funded by investors on our CeraVest platform, we must find a way to fund the shortfall ourselves. We have, in the past, entered into loan agreements in order to raise additional capital. Although we believe that our current cash, other loan facilities and financing arrangement with related parties will be sufficient to meet our present and reasonably anticipated cash needs, it may, in the future, require additional cash resources due to changed business conditions, implementation of our strategy to expand our branch network or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. Our existing debt service obligations do not have any operating and financial covenants that would restrict our operations, however, the incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by Fincera to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

A significant portion of our working capital is funded through loans from related parties of our Chairman and CEO, Mr. Yong Hui Li, that may be called by the lenders at any time, which could materially and adversely affect Fincera’s liquidity and Fincera’s ability to fund and expand its business.

As of December 31, 2015, we had outstanding borrowings from related parties of our Chairman and Chief Executive officer, Mr. Yong Hui Li, of approximately $48.2 million. These borrowings are interest bearing and for a perpetual term, but are callable at any time by the lenders. The lenders have not indicated to us if there is a maximum amount they are willing to lend to us, and there can be no assurance that they will lend us any more funds or that they will not call the loans for repayment. In the event such lenders determine to call these loans we will have to repay the loans from our cash reserves or financing provided by third-party financial institutions. There can be no assurance that we will have sufficient cash reserves or that we could secure additional financing from third parties on favorable terms or at all. If cash reserves or suitable financing were not available, we would have to divert working capital from growing our commercial leasing business, and we would not be able to expand our commercial leasing business as quickly as expected.

We may have difficulty adjusting our existing offerings to customers, including introducing new products and services, which could reduce our profits and growth.

As we have done in the past, we plan to continue adjusting our existing offerings to customers and to introduce new products and services such as our CeraVest and CeraPay businesses. Any inability to successfully modify our offerings or introduce new products and services that meet the demands of our customers could result in reduced profits and growth.

We do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We have not made adequate employee benefit payments in the past and we may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our profitability could be adversely affected.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we continue to develop the infrastructure of a public company and continue to grow and change, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

Our profitability will be adversely affected if we are unable to successfully collect receivables from our commercial vehicle sales, leasing and support business, which have been classified as discontinued operations.

We have discontinued our legacy truck leasing business by existing the leasing industry. This involves servicing the remaining leases and collecting the outstanding amounts due to us. If we are unable to effectively and efficiently collect these amounts, the profitability of this discontinued business segment will be reduced, which in turn will adversely affect our profitability.

Risks to Fincera’s Shareholders

Because FINRA did not allow our name change to be processed for trading purposes, you may have difficulty trading our stock.

In June 2015, we changed our name from AutoChina International Ltd. to Fincera Inc. to better suit our new internet-based business. However, FINRA did not allow our name change to be processed for trading purposes. This has resulted in a number of brokers advising us that they are unable to trade shares for their clients. Therefore, although our shares are still quoted under the symbol AUTCF, our shareholders may have difficulty trading our stock.

Because Fincera may not pay regular dividends on its ordinary shares, shareholders will generally benefit from an investment in Fincera’s ordinary shares only if the shares appreciate in value.

Although Fincera declared and paid a special cash dividend in the amount of $0.25 per ordinary share in February 2012 to its shareholders, Fincera has not declared any dividends since then and may not declare or pay any regular cash dividends on its ordinary shares in future. Fincera currently intends to retain future earnings, if any, for use in the operations and expansion of the business. As a result, Fincera does not anticipate paying regular cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of Fincera’s Board of Directors and will depend on factors Fincera’s Board of Directors deems relevant, including among others, Fincera’s results of operations, financial condition and cash requirements, business prospects, and the terms of Fincera’s credit facilities and other financing arrangements. If no dividends are paid, realization of a gain on a shareholders’ investments will depend solely on the appreciation of the price of Fincera’s ordinary shares. There is no guarantee that Fincera’s ordinary shares will appreciate in value.

Our ordinary shares are quoted on the over the counter market, which may limit the liquidity and price of our ordinary shares more than if the ordinary shares were quoted or listed on a National Securities Exchange.

Our ordinary shares are currently quoted on the over the counter market, as opposed to being listed on a national securities exchange such as the Nasdaq Stock Market or the New York Stock Exchange. Quotation of our ordinary shares on the over the counter market limits the liquidity and price of our ordinary shares more than if the ordinary shares were quoted or listed on a national securities exchange. In addition, certain institutional investors may be prohibited from purchasing our ordinary shares because the ordinary shares are not listed on a national securities exchange.

Yong Hui Li, the Chairman and Chief Executive Officer of Fincera, is the beneficial owner of a substantial amount of Fincera’s ordinary shares and Mr. Li may take actions with respect to such shares which are not consistent with the interests of the other shareholders.

Yong Hui Li, the Chairman and Chief Executive Officer of Fincera, beneficially owns approximately 81.0% of the outstanding ordinary shares of Fincera as of the date of this Annual Report on Form 20-F, assuming that there are no other changes to the number of ordinary shares outstanding. Mr. Li may take actions with respect to such shares without the approval of other shareholders and which are not consistent with the interests of the other shareholders, including the election of the directors and other corporate actions of Fincera such as:

•	its merger with or into another company;

•	a sale of substantially all of its assets; and

•	amendments to its memorandum and articles of incorporation.

The decisions of Mr. Li may conflict with Fincera’s interests or the interests of Fincera’s other shareholders.

Risks Related to Fincera’s Corporate Structure and Restrictions on its Industry

Contractual arrangements in respect of certain companies in the PRC may be subject to challenge by the relevant governmental authorities and may affect our investment and control over these companies and their operations.

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011 and in 2015, respectively, and other applicable laws and regulations.

Since our wholly-owned subsidiary ACG is a Cayman Islands company and it holds the equity interests of its PRC subsidiaries indirectly through Fancy Think Limited, a Hong Kong company, our PRC subsidiaries are treated as foreign invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements, (the “Enterprise Agreements”), entered into with the Auto Kaiyuan Companies, Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”) and Hebei Shengrong Investment Co., Ltd. (“Hebei Shengrong Investment”, under which with Hebei Kaiyuan are collectively known as the “AKC Shareholders”). Pursuant to the Enterprise Agreements, we, through our wholly-owned subsidiary ACG, have exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholders, and has control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies are considered variable interest entities, and Fincera is the primary beneficiary. ACG’s relationships with the Auto Kaiyuan Companies and the AKC Shareholders are governed by the Enterprise Agreements between Hebei Chuanglian Finance Leasing Co. Ltd. (“Chuanglian”), an indirect wholly-owned subsidiary of ACG, and each of the Auto Kaiyuan Companies, which are the operating companies of ACG in the PRC. The Auto Kaiyuan Companies hold and their subsidiaries hold the relevant business licenses to carry out the business.

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

If Fincera’s ownership structure, contractual arrangements and businesses, or its PRC subsidiaries and Auto Kaiyuan Companies, are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of Fincera’s PRC subsidiaries or Auto Kaiyuan Companies, which business and operating licenses are essential to the operation of Fincera’s business;

•	levying fines;

•	confiscating Fincera’s income or the income of its PRC subsidiaries or Auto Kaiyuan Companies;

•	discontinuing or restricting our operations or the operations of Fincera’s PRC subsidiaries or Auto Kaiyuan Companies;

•	imposing conditions or requirements with which Fincera, ACG, Fincera’s PRC subsidiaries or Auto Kaiyuan Companies may not be able to comply;

•	requiring Fincera, Fincera’s PRC subsidiaries or Auto Kaiyuan Companies to restructure their relevant ownership structure, operations or contractual arrangements;

•	restricting or prohibiting Fincera’s use of the proceeds from Fincera’s initial public offering to finance its business and operations in China; and

•	taking other regulatory or enforcement actions that could be harmful to the business of the Auto Kaiyuan Companies.

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

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. As such, the jurisdiction of incorporation of an entity is not the ultimate determining factor as to whether or not it’s an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM or its local branches, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover, among others, having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE and its investment amount exceeds certain thresholds or its business operation falls within a “negative list”, to be separately issued by the State Counsel in the future, market entry clearance by the MOFCOM or its local braches would be required.

It is likely that we would not be considered as ultimately controlled by Chinese parties. To our knowledge, ultimate beneficial owners of our shares who are PRC nationals may not, in the aggregate, control more than 50% of our total voting power as of March 15, 2016. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point by illustrating several possible options. Under these varied options, a company that has a VIE structure and conducts the business on the “negative list” at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate share control structure of the company, may either permit the company to continue to maintain the VIE structure (if the company is deemed ultimately controlled by PRC nationals), or require the company to dispose of its businesses and/or VIE structure based on circumstantial considerations. Moreover, it is uncertain whether online lending and online payments in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

However, until “The foreign investment law” is enacted, which may take some time, the Company’s current VIE contractual arrangement structure will not be affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

The shareholders of the Auto Kaiyuan Companies may have potential conflicts of interest with Fincera, which may materially and adversely affect Fincera’s business and financial condition.

We, through our wholly-owned subsidiary ACG, have contractual arrangements with respect to operating the business with the Auto Kaiyuan Companies, and the shareholders of Auto Kaiyuan Companies are Hebei Kaiyuan and its parent company, Hebei Shengrong Investment, companies registered in the PRC and indirectly owned by our Chairman and CEO, Mr. Yong Hui Li. Although Auto Kaiyuan Companies, Hebei Kaiyuan and Hebei Shengrong Investment have given undertakings to act in the best interests of Fincera, Fincera cannot assure you that when conflicts arise, these individuals will act in Fincera’s best interests or that conflicts will be resolved in Fincera’s favor.

Contractual arrangements that our wholly-owned subsidiary ACG has entered into through its subsidiaries with the Auto Kaiyuan Companies may be subject to scrutiny by the PRC tax authorities and a finding that Fincera, ACG or the Auto Kaiyuan Companies owe additional taxes could substantially reduce Fincera’s consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. Fincera could face adverse tax consequences if the PRC tax authorities determine that the contractual arrangements and transactions among its subsidiaries and the Auto Kaiyuan Companies do not represent an arm’s length price and adjust the income of Fincera’s subsidiaries or that of the Auto Kaiyuan Companies in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the Auto Kaiyuan Companies, which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on Fincera’s affiliated entities for underpayment of taxes. Fincera’s consolidated net income may be materially and adversely affected if its affiliated entities’ tax liabilities increase or if it is found to be subject to late payment fees or other penalties.

General Risks Relating to Conducting Business in China

Adverse changes in political and economic policies of the PRC government could impede the overall economic growth of China, which could adversely affect the transportation industry and damage Fincera’s business and prospects.

Fincera conducts substantially all of its operations and generates all its sales in China. Accordingly, Fincera’s business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the higher level of government involvement and regulation;

•	the early stage of development of the market-oriented sector of the economy;

•	the rapid growth rate;

•	the higher rate of inflation;

•	the higher level of control over foreign exchange; and

•	government control over the allocation of many resources.

As the PRC economy has been transitioning from a planned economy to a more market-oriented economy, the PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. While these measures may benefit the overall PRC economy, they may also have a negative effect on Fincera.

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

In the past 20 years, the PRC has been one of the world’s fastest growing economies measured in gross domestic product. However, in conjunction with recent slowdowns in economies of the United States and European Union, the growth rate in China has declined in recent quarters. Any further adverse change in the economic conditions or any adverse change in government policies in China could have a material adverse effect on the overall economic growth and the level of consumer spending in China, which in turn could lead to a reduction in demand for automobiles and consequently have a material adverse effect on Fincera’s business and prospects.

The PRC legal system embodies uncertainties that could limit the legal protections available to Fincera and its shareholders.

Unlike common law systems, the PRC legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Fincera’s PRC subsidiary, Chuanglian, is a wholly foreign-owned enterprise, and will be subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. Fincera’s PRC affiliated entities, the Auto Kaiyuan Companies, will be subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. For example, Fincera may have to resort to administrative and court proceedings to enforce the legal protection that Fincera enjoys either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection Fincera enjoys than under more developed legal systems. Such uncertainties, including the inability to enforce Fincera’s contracts and intellectual property rights, could materially and adversely affect Fincera’s business and operations. In addition, confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, Fincera cannot predict the effect of future developments in the PRC legal system, particularly with respect to its commercial vehicle sales servicing, leasing and support business, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to Fincera and other foreign investors, including you.

Fluctuations in exchange rates could result in foreign currency exchange losses.

Because substantially all of our revenues, expenditures and cash are denominated in Renminbi and we report our financial results in U.S. dollars, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from and the value of any U.S. dollar-denominated investments Fincera makes in the future.

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

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent Fincera from making loans to our PRC subsidiaries and PRC affiliated entity or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fincera is a Cayman Islands holding company conducting its operations in China through its PRC subsidiaries and its PRC affiliated entities, the Auto Kaiyuan Companies. Any loans Fincera makes to the PRC subsidiaries cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable PRC law, the government authorities must approve a foreign-invested enterprise’s registered capital amount, which represents the total amount of capital contributions made by the shareholders that have registered with the registration authorities. In addition, the authorities must also approve the foreign-invested enterprise’s total investment, which represents the total statutory capitalization of the Company, equal to the Company’s registered capital plus the amount of loans it is permitted to borrow under the law. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC law. Fincera might have to make capital contributions to the PRC subsidiaries to maintain the statutory minimum registered capital and total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if Fincera makes loans to its PRC subsidiaries that do not exceed their current maximum amount of borrowings, Fincera will have to register each loan with SAFE or its local counterpart for the issuance of a registration certificate of foreign debts. In practice, it could be time-consuming to complete such SAFE registration process.

Any loans Fincera makes to a PRC affiliated entity, which is treated as a PRC domestic company rather than a foreign-invested enterprise under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, international commercial loans to PRC domestic companies are subject to various government approvals.

Fincera cannot assure you that it will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by Fincera to its PRC subsidiaries or PRC affiliated entities or with respect to future capital contributions by Fincera to its PRC subsidiaries. If Fincera fails to complete such registrations or obtain such approvals, Fincera’s ability to capitalize or otherwise fund its PRC operations may be negatively affected, which could adversely and materially affect its liquidity and its ability to fund and expand its business.

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

You may experience difficulties enforcing foreign judgments or bringing original actions in China based on U.S. judgments against Fincera, ACG, their subsidiaries and variable interest entities, officers, directors and shareholders, and others.

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

Notwithstanding, substantially all of Fincera’s assets are located outside of the United States, and most of Fincera’s current directors and executive officers reside outside of the United States. In addition, the PRC does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the United States or many other countries. As a result, recognition and enforcement in the PRC of these judgments in relation to any matter, including United States securities laws and the laws of the Cayman Islands, may be difficult or impossible. Furthermore, an original action may be brought in the PRC against Fincera’s assets, its subsidiaries, officers, directors, shareholders and advisors only if the actions are not required to be arbitrated by PRC law and the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with such an original action, a PRC court may award civil liabilities, including monetary damages.

We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report on Form 20-F captioned “Taxation—United States Federal Income Taxation—General”) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our 2015 taxable year, we may be treated as a PFIC for our 2015 taxable year.  However, since we have not performed a definitive analysis with respect to our PFIC status for our 2015 taxable year, there can be no assurance with respect to our status as a PFIC for such taxable year. There also can be no assurance with respect to our PFIC status for our current (2016) taxable year or any future taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the U.S. federal income tax consequences of PFIC classification to U.S. Holders, see the section of this Annual Report on Form 20-F captioned ’‘Taxation—United States Federal Income Taxation—Tax Consequences to U.S. Holders—Passive Foreign Investment Company Rules.”

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

ACG, which was formerly known as “KYF Inc.”, was a holding company incorporated in the Cayman Islands in July 2007 by Mr. Yong Hui Li. On the date of incorporation, 1,000 ordinary shares at $0.001 each were issued to Mr. Yong Hui Li. Mr. Yong Hui Li subsequently transferred all of the issued and outstanding shares to his related parties. On the date immediately prior to our acquisition of ACG, the sole shareholder of ACG was Honest Best Int’l Ltd., a company which was at the time wholly owned by Ms. Yan Wang, Mr. Li’s wife.  Mr. Li is currently the sole owner of Honest Best.

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

On August 30, 2012, the Company’s independent directors approved, and the Company entered into, an equity transfer agreement through its wholly owned subsidiary, ACG, to purchase 100% of the equity of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building (the “Real Estate Asset”). Heat Planet was controlled by the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li (“Mr. Li”). The total transaction value of approximately RMB1 billion ($159.3 million) was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the Real Estate Asset. Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center is the tallest building in Shijiazhuang and Hebei Province and is also occupied by a Hilton Worldwide-operated five-star hotel. Fincera’s headquarters are located in the Kai Yuan Center, which serves as the control center for the Company’s operations throughout China. The Company does not occupy the entire office space purchased, and has been leasing out the unoccupied space, the proceeds from which are reported as rental income.

Heat Planet’s equity was purchased for approximately $56.4 million. In connection with the acquisition, the Company assumed approximately $102.9 million in debt, resulting in a total transaction value of approximately $159.3 million. The $56.4 million purchase price was payable within six months of occupation of the Real Estate Asset, and any unpaid amounts after such six months began to accrue interest at the one-year rate announced by the People’s Bank of China (4.35% as of December 31, 2015). As of December 31, 2015 approximately $4.1 million is still owed for the acquisition of Heat Planet.

From February 2012 to April 2015, the Company, through its VIEs and direct holdings, established a series of subsidiaries, including Beijing One Auto Technology, Lian Sheng Investment Co. (“Lian Sheng Investment”), Dian Fu Bao Investments Limited, Easy Technology Limited, Chuang Jin World Investment Limited (“Chuang Jin World”), Hebei Remittance Guarantee Limited (“Hebei Remittance”), Shenzhen Kaiyuan Financial Services, and Shenzhen Kaiyuan Inclusive Financial Services. All of these subsidiaries were established to facilitate the Company’s internet-based operations, including a new peer-to-peer lending platform called CeraVest and an online payments platform for the transportation industry called CeraPay.

In November 2014, the Company launched its CeraPay product, which is a proprietary online payments platform for participants in the transportation industry that allows its users to make purchases at participating merchants. CeraPay has features similar to traditional credit cards, such as no fees for users if the outstanding monthly balance is paid on time. The Company charges service fees to merchants who accept CeraPay as a form of payment.

In November 2014, the Company also launched its CeraVest product, which is a P2P lending platform that acts as an intermediary to allow the Company to provide short-term financing primarily to SMBs in the transportation industry, as well as source funding for the financing from individual investors. The Company earns service fees for loans facilitated through CeraVest.

In June 2015 the Company changed its name from AutoChina International Ltd. to Fincera Inc. to better suit its new internet-based businesses. Similarly, in April 2015 the Company had also changed the name of the Kai Yuan Center to the Kai Yuan Finance Center.

In January 2016 the Company’s wholly-owned subsidiary Chuangjie Trading was wound up. In March 2016 the Company’s wholly-owned subsidiary Lian Sheng Investment was wound up and ownership of Dian Fu Bao Investment was transferred from Chuanglian to Kaiyuan Auto Trade Group.

The following chart illustrates our corporate structure as of April 1, 2016:

(1)	The public company, quoted on the OTC QB Board under the symbol “AUTCF”.

(2)	Top Auto International Inc. was formed in November 2013. It is anticipated to hold the Companies internet-based businesses.

(3)	First Auto Limited was formed in February 2014. It is anticipated to hold the Companies internet-based businesses.

(4)	Hebei Xuwei Trading is an investment holding entity, which holds 100% equity interest in Hebei Ruiliang Trading.

(5)	Hebei Ruiliang Trading holds the ownership of the office segment of Kai Yuan Finance Center building.

(6)	Hebei Ruiliang Property Services was formed in June 2013. It engages in property management of the Kai Yuan Finance Center.

(7)	Chuangjin World Investment was formed in September 2014 to facilitate the CeraVest business.

(8)	Hebei Remittance Guarantee was formed in October 2014 to facilitate the CeraVest business.

(9)	Hebei Shengrong Investment is an entity 100% indirectly controlled by Mr. Yong Hui Li, our Chairman and Chief Executive Officer. (“Mr. Li”)

(10)	Hebei Xuhua Trading is the entity that Fincera indirectly acquired control of through contractual arrangements and which held the cash consideration paid to Fincera in connection with its sale of its automobile dealership business in December 2009. Since December 2010, Hebei Xuhua Trading commenced the trading of commercial vehicles by purchasing vehicles from outside suppliers for delivery to other group companies.

(11)	Shenzhen Kaiyuan Financial Services was formed in April 2015 to facilitate the new internet-based businesses. In June 2015 its registered capital was increased from 10 million RMB to 600 million RMB. Ganglian Finance Leasing’s interest was transferred to Hebei Xuhua Trading who contributed an additional 170 million RMB for a total 30% ownership. The balance was contributed by Kaiyuan Auto Trade Group.

(12)	Shenzhen Kaiyuan Inclusive Financial Services was formed in April 2015 to facilitate the new internet-based businesses. In June 2015 its registered capital was increased from 10 million RMB to 600 million RMB. Kaiyuan Auto Trade Group contributed an additional 410 million RMB for a total 70% interest, while Hebei Xuhua Trading contributed 180 million RMB for 30% ownership.

(13)	Dian Fu Bao Investment was formed in August 2014 to facilitate the CeraVest and CeraPay businesses.

(14)	Easy Technology was formed in September 2014 and operates the CeraVest platform. In July 2015, its registered capital was increased from 2 billion to 2.5 billion RMB.

(15)	Beijing One Auto Technology was originally formed in February 2012 as Kaiyuan Information Processing. It engages in developing and management of the Companies internet-based businesses.

(16)	Ganglian Finance Leasing was formed in September 2010 for the purpose of conducting our leasing business. It commenced the leasing business in the fourth quarter of 2010.

(17)	Each truck financing center is held by a separate legal entity, most of which are jointly owned by Kaiyuan Auto Trade Group and Hebei Xuhua Trading.

(18)	Kaiyuan Insurance was established to conduct insurance brokerage services in China. It commenced operations in December 2011.

Fincera’s principal executive office is located at 27/F, Kai Yuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China. Our telephone number is +86 311 8382 7688.  Our principal website is located at http://www.fincera.net. The information on our website is not part of this Annual Report.

B.	Business Overview

Fincera focuses on providing innovative web-based financing and ecommerce services for small and medium-sized businesses (“SMBs”) and individuals in China. Our goal is to promote the success of SMBs by providing them with access to affordable credit and online business tools, while at the same time providing individual investors with attractive investment opportunities. Through our product offerings, we aim to enable a new era of inclusive finance in China.

We currently operate two distinct businesses lines: 1.) internet-based and 2.) property lease and management. We are in the process of winding down our commercial vehicle sales, leasing and support business and insurance agency business.

From 2009 to 2015 we focused principally on our commercial vehicle sales, leasing and support business which provides commercial vehicle leasing solutions for small and medium-sized businesses in China’s transportation industry. During this time we accumulated significant knowledge and experience regarding the transportation industry and how to effectively underwrite credit and manage risk for its participants. Due to our experience providing financing to customers in the commercial vehicle industry, we have initially targeted the transportation industry for our first internet-based products, which are: CeraVest, CeraPay and TruShip.

Internet-based Businesses

We classify our internet-based businesses into three categories: financial services, payment and settlement, and ecommerce.

Financial Services

CeraVest, launched at the end of 2014, is our proprietary peer-to-peer (“P2P”) lending platform, through which the Company offers SMBs short-term, 6-month financing at competitive interest rates. The platform’s website is www.qingyidai.com. Its loans are funded through CeraVest investors, who can invest in notes through the CeraVest platform, and by the Company for any remaining unfunded portion.

Currently, CeraVest loans bear interest at approximately 8.62% per annum. The loan is guaranteed by the SMBs and 8.5% of the loan is remitted to the Company as a security deposit. The CeraVest agreement entered into with the borrower states that the ownership of the debt may be transferred to CeraVest investors at the Company’s option during the six-month loan period. The Company may transfer the debt, partly or in full, to CeraVest investors through a transfer agreement at a quoted rate of return which is currently approximately 8.62% per annum and the lending period is also six months.

In September 2015, we launched the CeraVest Flex product, which gives investors flexibility with respect to the term of their investment. As opposed to the fixed 6-month term of the regular CeraVest product, CeraVest Flex allows investors to add or withdraw funds as they please. It transfers the underlying assets, which are CeraPay receivables, to investors through a transfer agreement at a quoted rate of approximately 8.03% per annum. The transferred notes have no specific lending period or maturity date. The investors, once they have purchased these notes, are free to add to or withdraw their investment at any time by requiring the Company to repurchase the assets from the investors. The rate of return is fixed regardless of the holding period. The Company adjusts the size of the underlying pool of CeraPay receivables according to the total amount of investment in CeraVest Flex. All of the foregoing is reflected in the applicable transfer agreements.

No clauses in the CeraVest transfer agreements require the Company to repurchase any default loans. However, the Company voluntarily commits to assist the investors to eliminate investment risks, and retain the principal and the stated interest. The Company also voluntarily commits to repurchasing notes from investors who would like to withdraw their funds prior to loan maturity; after which the Company then relists these repurchased loans for sale to other investors. All investments received are secured by the same amount of the counterpart loans, net and other financing receivables the Company is due from the borrowers and the CeraPay users, respectively. We generate revenue from CeraVest primarily by charging origination fees and from interest on the loans we make.

Payment and Settlement

CeraPay, launched at the end of 2014, is our proprietary online payments platform that operates on our own closed-loop network. The platform’s website is www.dianfubao.com. CeraPay users are provided with a credit line that can be utilized at participating CeraPay merchants or be used to pay other CeraPay users. Having features similar to a credit card, there are no fees (other than late fees and penalties for CeraPay users who become delinquent on amounts borrowed) for using the CeraPay payments service as long as any outstanding balances are paid in full each month. We generate revenue from CeraPay primarily by charging transaction fees, which are currently approximately 2.4%, which was raised from 2.0% in January 2016, to merchants participating in the network. Merchants may use CeraPay funds to make payments to other CeraPay users or merchants or cash out the funds via transfer to a bank account. CeraPay users are subject to an application and credit approval process and provide guarantees and collateral (which can include a commercial vehicle, a security deposit or real estate) before they are provided with a credit line. CeraPay, in conjunction with our third party payment partners, serves as the sole online payment method for all of our ecommerce platforms.

Ecommerce

TruShip, launched in October 2015, is our online ecommerce platform whereby trucking industry merchants, such as dealerships and leasing companies, can establish an online store-front and conveniently conduct sales transactions through CeraPay. The platform’s website is www.che001.com. In December 2015, the TruShip Logistics shipping marketplace was launched on the platform. It allows participants in China’s fragmented long-haul trucking industry to publish, browse, and connect on shipping jobs across the country at no cost. Payment transactions resulting from connections made on TruShip Logistics can be completed with CeraPay, and the subsequent data is used as underwriting metrics for CeraVest loans to small businesses. The primary strategic objective of TruShip is to provide our customers with a useful transaction platform that facilitates the increased use of CeraPay. The platform charges approximately 0.2‰ facilitation fees to the online registered stores for each successful transaction conducted with the customers.

We also operate a network of branch offices in 31 provinces, municipalities, and autonomous regions across China. These branches support local sales staff for our internet-based businesses.

Property Lease and Management Business

We own and lease out office space in the Kai Yuan Finance Center, which is a 54 story large-scale commercial building with hotel, office and ancillary facilities, erected on a land parcel with a site area of approximately 10,601 square meters in the central business district of Shijiazhuang, China. We own floors 5 to 11 and 13 to 27, which comprises a total gross floor area of approximately 62,972 square meters. Our corporate headquarters occupies floors 26 and 27 and we lease out the space that we do not occupy (approximately 56,092 square meters). As of December 31, 2015 approximately 93% of this space has been leased out pursuant to leases that expire at various dates through 2021.

We believe that the Kai Yuan Finance Center is one of the premiere commercial properties in Shijiazhuang making it highly attractive to office tenants. It is currently the tallest building in Hebei province and is situated in a central location next to a large luxury shopping mall, the Hebei Provincial Museum and the Hebei Provincial Library. It is steps away from one of Shijiazhuang’s main thoroughfares, Zhongshan Road, where a new subway line is being built. The Hilton hotel helps to draw potential tenants and provides conveniently located accommodations for existing tenants.

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

Our Strategy

We are undergoing a significant business transformation. Before launching our internet-based businesses, we considered ourselves the preeminent provider of commercial vehicle sales, servicing and leases in China. However, we envisioned an even larger market opportunity and even better ways to help even more businesses succeed. Therefore, we decided to wind down our commercial vehicle sales, leasing and support business and launch new businesses to pursue potentially greater opportunities instead. Thus far, we have done this by launching the online platforms CeraVest, CeraPay and TruShip. These platforms are designed to enhance the productivity and success of small and medium-sized businesses. Due to our years of experience in the transportation industry and knowledge of its participants, we have chosen to initially target this same vertical with these new products.

CeraVest is designed to provide innovative financial solutions to small and medium-sized businesses. CeraVest primarily provides a funding solution for these businesses, which are typically capital constrained. After we acquire a customer through CeraVest, we encourage them to use and refer more users from their own customer base to our other platforms including CeraPay and TruShip. CeraPay provides a convenient and standardized payment solution to participants in the transportation industry. TruShip is intended to provide a platform for business transactions that would commonly take place such as vehicle purchases or logistics transactions. Together, these platforms create powerful network effects. For example, CeraVest borrowers may use their loan proceeds to transact business using CeraPay. TruShip users can also pay for transactions using CeraPay. We utilize this transactional data to help make CeraPay and CeraVest underwriting decisions. CeraPay, CeraVest, and TruShip provide a comprehensive one-stop commerce, funding and payment solution that can be a transportation enterprise’s single provider for such solutions.

We believe that our online payments platform, CeraPay will be our primary profit driver. This is because we earn transaction fees when the platform is used to make payments, making the business model highly scalable since increased transaction volumes do not typically directly increase most operating expenses like they would when dealing in physical products.

Given that our internet-based businesses are relatively new, establishing a large customer base is a top priority. We facilitate this by leveraging our nationwide network of branch offices to promote our new businesses. In addition, we employ various referral and commissions strategies to gain new customers.

Our Industry

We do not believe that the financing needs of small and medium-sized businesses in China have effectively been met for several years. The needs of this market have driven the growth of the P2P lending industry. According to Wangdaizhijia, a portal for China’s P2P lending industry, the total P2P lending market in China totaled approximately 982 billion RMB in 2015. According to iResearch, the market is forecast to grow to 3,545.2 billion RMB in 2019, representing a 4 year CAGR of approximately 38% per year.

The online payments industry in China is driven mostly by consumer-facing payments apps such as Alipay and Tenpay and the rise of ecommerce platforms that require such payment methods. Payments between businesses across various industry verticals remain an opportunity relatively uncaptured by these consumer-facing apps. For example, we believe the heavy trucking industry represents a huge untapped market for online payments. We estimate there are approximately 5,000,000 heavy trucks with total annual revenue and expense per truck of 1,000,000 RMB and 800,000 RMB, respectively. These assumptions represent a potential market size of 9 trillion RMB in transactions per year and represent the initial target market for our CeraPay product.

Our CeraPay and TruShip platforms currently primarily service the trucking industry in China. According to numerous sources, including the 2012 China Commercial Vehicle Outlook published by ACT Research, China’s medium and heavy duty truck markets are the largest in the world and account for over 50% of the world’s commercial vehicle production. According to the China Association of Automobile Manufacturers (CAAM), there were an all-time record 1,017,400 heavy trucks sold in China in 2010. However, demand has slowed since then, and, in 2014, there were 742,600 heavy trucks sold according to CAAM, a decrease of 3.7% from 2013. In 2015 there were 546,800 heavy trucks sold according to CAAM, a decrease of 26% from 2014. Notwithstanding the decline in heavy truck sales, we believe that demand for credit should remain strong and in some cases even increase in a difficult business environment.

Our Customers

Our target customers are small and medium-sized businesses and individuals. We primarily target customers in the transportation industry because of our experience operating in that sector. However, we also target other industries such as retail, and plan to continue expanding our products to other industry verticals in the future. We are generally of the belief that most SMBs in China are capital constrained because they are not adequately serviced by the current financial system. This presents opportunities for us to step in where we feel we can efficiently both provide capital and control risk.

We also aim to provide individual investors with attractive fixed-income investment opportunities. At the present time, all individuals in China who possess an official government-issued resident identity card are eligible to invest in CeraVest loans. We rely heavily on referrals, word of mouth advertising and our branch office sales staff to acquire individual customers.

Sales and Marketing

We utilize a highly targeted multi-tiered approach to selling and marketing our products. We generally do not utilize any forms of mass market advertising, which we feel is expensive and inefficient for our purposes. Instead, we employ a direct sales force, partner with SMBs, utilize commission-only sales agents and offer a customer referral system relying on word of mouth advertising to market our products.

We are in the process of converting our commercial vehicle financing sales and service centers into branch offices. These branch offices will provide office space for our employees who are engaged in the selling and marketing of our internet-based products. During this process certain existing commercial vehicle financing sales and service center locations will be eliminated while new branch offices will be opened. We will also hire certain staff on a non-salaried, commission-only basis. We feel that having a physical presence across China is a competitive advantage compared to other companies offering online products that do not.

CeraVest borrowers must first become a franchise store before being eligible to borrow. Franchise stores have the opportunity to promote our products and earn incentives. Incentives include commissions and other incentives for successful referrals of individual investors to CeraVest or users for CeraPay. A majority of franchise stores also become CeraVest loan borrowers, in which case the referral incentives that we are able to offer them include increased loans from CeraVest within a maximum credit limit as deemed appropriate by the Company’s risk control system. We also have begun partnering with larger corporations in a similar manner, where these companies help us acquire more franchise store partners and direct their own workforce to refer investors to CeraVest.

Finally, we provide commissions to existing CeraVest investors for new customer referrals that convert to sustained investment on CeraVest. This encourages word of mouth advertising, which we believe is one of the most powerful endorsements we can achieve for our products.

Our Risk Management

We have extensive experience underwriting credit and managing risk with respect to small and medium-sized businesses in the transportation industry. In order to manage the credit risk from the credit extended to customers through CeraVest and CeraPay, we have developed new procedures utilizing this experience. These procedures can be divided into two parts: screening and underwriting, and cases of non-repayment.

Screening and Underwriting

Our initial screening process consists of standardized application and evaluation processes that combine a mix of both manual and automated procedures in order to carefully screen and underwrite applicants. Businesses must first become franchise stores to be an eligible CeraVest borrower. This process includes a legal background check and a detailed 10-step documentation process to collect and verify information about the customer. Thereafter, several different criteria are used to determine if the customer is eligible for credit and if so, the amount that is extended including but not limited to the type of the borrower’s business and the industry they operate in, the amount of CeraVest deposits referred by the borrower, the amount of any unused cash balance in the borrower’s CeraPay account and the borrower’s transaction volume on TruShip.

CeraPay users can be individuals or businesses. The CeraPay screening and underwriting process for businesses is similar to that for CeraVest. In addition, as with CeraVest, businesses must first apply and be approved to be franchise stores. The screening process for individuals involves a legal background check and a detailed 12-step documentation process to collect and verify information about the customer such as official government documents, proof of assets, bank statements and tax returns. Individuals must also pledge property, such as a commercial vehicle or real estate, as collateral in order to be approved for CeraPay. Upon approval, proprietary formulas are used to determine the amount of credit extended.

Cases of Non-Repayment

We have developed a standardized risk rating system for our existing borrowers, which dictates the procedures to follow in case of non-repayment. In these situations, a series of escalating follow-up procedures are implemented depending on the status of the non-repayment and the risk rating of the customer, ranging from simple telephone reminder calls to legal action and repossession of any collateral. Personnel at our local branch offices are typically utilized heavily during the process due to their proximity and familiarity with the borrower in question. After a case is escalated past a certain threshold, our regional offices and headquarters also provide direct supervision. Local legal counsel, who is typically the most familiar with the specific region’s laws, is also customarily retained to assist in the process.

Our Strengths

Significant Experience with Small and Medium-Sized Businesses in the Transportation Industry. Prior to winding down our legacy commercial vehicle business, we considered ourselves the leading provider of commercial vehicle leases to owners and owner operators. Over time we have accumulated significant knowledge and experience in the industry and about its participants. This experience includes underwriting and managing credit risk in the sector. We have also developed a strong reputation and many business relationships through our commercial vehicle sales, leasing and support business. We believe this experience will be crucial to making our new internet-based businesses successful in the sector and others.

Our Target Markets are Very Large and Present Significant Opportunities. Our initial target market is large. According to CAAM, there were approximately 546,800 heavy trucks sold in 2015 in China, making it the largest market for heavy trucks in the world. Furthermore, we estimate this market supports approximately 9 trillion RMB in transactions per year, which our CeraPay product directly targets. Also, according to Wangdaizhijia, the total P2P lending market in China totaled approximately 982 billion RMB in 2015 and according to iResearch is forecast to grow to 3,545.2 billion RMB in 2019, representing a 4 year CAGR of approximately 38% per year.

Our proprietary closed-loop payment network is a significant barrier to entry. Our CeraPay payments service is only accepted at merchants who we have established a direct relationship with. Since a competitor would need to establish a direct relationship with each of the merchants that comprise the network in order to create a similar network, this presents a significant barrier to entry.

Our Experience Developing Proprietary Credit Controls and Information Systems Minimizes Risk and Potential Losses. We have several years of experience developing standardized underwriting and credit control procedures. We believe that this knowledge and experience allows us to profitably service underserved market segment with a minimum amount of risk. Our screening and approval process helps to ensure that we only accept customers who we believe will be able to fulfill the terms of our loans. We also utilize information only available to us, such as transaction data from our TruShip platform, to help make credit decisions.

Our Branch Office Network Provides us with a Strong Competitive Advantage. We believe that our vast branch office network differentiates us from our competitors. Having a broad physical presence facilitates our sales, marketing and service efforts with customers. It also enhances our brand and recognition. We believe that having access to a large, branch office network can be a key consideration in our customers’ borrowing decision.

Our Management Team has Significant Experience in Real Estate. In particular, our founder has significant experience in developing, owning, and operating real estate assets. Through Hebei Kaiyuan Real Estate Development Co., Ltd. he has become one of the preeminent developers of real estate in Shijiazhuang. He leverages this expertise in owning and operating the Kai Yuan Finance Center.

Competition

There are a large number of P2P lending companies that operate in China that could be considered direct competitors to our CeraVest lending business. However, most of these competitors are not specifically focused on specific industry verticals such as the transportation industry like we are. Likewise, our CeraPay business faces competition from numerous other forms of payment methods including credit cards and debit cards, most of which are not specifically focused on serving a specific industry. In addition, our targeted CeraPay merchants are typically small businesses located in rural areas who did not previously accept any forms of electronic or online payment. There are also many online truck media platform or shipping marketplaces that competes directly against our TruShip product, but we believe that in conjunction with CeraPay and CeraVest, we have a unique advantage by being able to provide much needed financial services to users of our shipping marketplace as well.

We face considerable competition for individual CeraVest investors. We compete with a multitude of different investment products in different asset classes. These include but are not limited to equities, bonds, peer-to-peer loans, investment trust products, bank savings accounts, real estate and alternative asset classes.

Discontinued Operations

In late 2015 we began winding down the operations of our commercial vehicle sales, leasing and support business because we felt that our internet-based business presented both a better opportunity and more efficient way to operate. Our commercial vehicle sales, leasing and support business provided commercial vehicle leasing solutions for small and medium-sized businesses in China’s transportation industry. We provided sales-type leases that include after-sales service and support for Class 8 heavy trucks (gross vehicle weight rating “GVWR” of over 33,000 lbs). Our insurance agency business, in which we established an insurance agency company, Shijie Kaiyuan Insurance Agency Co., Ltd (“Kaiyuan Insurance”), to act as a direct insurance agent in China, is part of this segment. Due to this strategic shift, our commercial vehicle sales, leasing and support business is presented as a discontinued operation in our financial statements.

Corporate Information

Fincera’s principal executive office is located at 27/F, Kai Yuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China. Our telephone number is +86 311 8382 7688. Our principal website is located at http://www.fincera.net. The information on our website is not part of this Annual Report.

Capital Expenditures

Our capital expenditure primarily includes leasehold improvements of the Kai Yuan Finance Center that we acquired in September 2012. For fiscal 2013 we incurred $0.6 million in construction costs and leasehold improvement for Kai Yuan Finance Center. We did not incur any significant capital expenditures related to the Kai Yuan Finance Center in fiscal 2014. For fiscal 2015 we incurred $1.2 million in leasehold improvement for the Kai Yuan Finance Center.

Trademarks and Intellectual Property

CeraVest is a trademark of Fincera. Trademarks for Fincera and CeraPay have been applied for and are pending approval. We have also been granted software copyrights in China for our mobile applications. We have several trademark applications in China that are pending.

Governmental Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Since we operate websites, a peer-to-peer lending platform and an online payments platform, we are regulated by various government authorities, including among others:

•	the Ministry of Industry and Information Technology, or the MIIT, regulating the telecommunications and telecommunications-related activities, including, but not limited to, the internet information services and other value-added telecommunication services;

•	the People’s Bank of China, or the PBOC, as the central bank of China, regulating the formation and implementation of monetary policy, issuing the currency, supervising the commercial banks, assisting the administration of the financing and acting as the regulator for third party payment platforms;

•	China Banking Regulatory Commission, or the CBRC, regulating financial institutions, promulgating the regulations related to the administration of financial institutions and acting as the regulator for the online lending industry.

Regulations on Loans between Individuals

The PRC Contract Law governs the formation, validity, performance, enforcement and assignment of contracts. The PRC Contract Law confirms the validity of loan agreements between individuals and provides that the loan agreement becomes effective when the individual lender provides the loan to the individual borrower. The PRC Contract Law requires that the interest rates charged under the loan agreement must not violate the applicable provisions of the PRC laws and regulations. In accordance with the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court on August 6, 2015, or the Private Lending Judicial Interpretations, which came into effect on September 1, 2015, private lending is defined as financing between individuals, legal entities and other organizations. When private loans between individuals are paid by wire transfer, through online peer-to-peer lending platforms or by other similar means, the loan contracts between individuals are deemed to be validated upon the deposit of funds to the borrower’s account. In the event that the loans are made through an online peer-to-peer lending platform and the platform only provides intermediary services, the courts shall dismiss the claims of the parties concerned against the platform demanding the repayment of loans by the platform as guarantors. However, if the online peer-to-peer lending service provider guarantees repayment of the loans as evidenced by its web page, advertisements or other media, or the court is provided with other proof, the lender’s claim alleging that the peer-to-peer lending service provider shall assume the obligations of a guarantor will be upheld by the courts. The Private Lending Judicial Interpretations also provide that agreements between the lender and borrower on loans with interest rates below 24% per annum are valid and enforceable. As to loans with interest rates per annum between 24% and 36%, if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the interest payment. If the annual interest rate of a private loan is higher than 36%, the excess will not be enforced by the courts. The APR for our term loans is currently approximately 8.6%, which comprises a fixed interest rate. The interest rate component, which is stipulated in the loan agreements, does not and is not expected to exceed the mandatory limit for loan interest rates.

Pursuant to the PRC Contract Law, a creditor may assign its rights under an agreement to a third party, provided that the debtor is notified. Upon due assignment of the creditor’s rights, the assignee is entitled to the creditor’s rights and the debtor must perform the relevant obligations under the agreement for the benefit of the assignee. We operate a secondary loan market on our platform where investors can transfer the loans they hold to other investors before the loan reaches maturity. To facilitate the assignment of the loans, the template loan agreement applicable to the lenders and borrowers on our platform specifically provides that a lender has the right to assign his/her rights under the loan agreement to any third parties and the borrower agrees to such assignment.

Internet Finance Laws and Regulations

The PRC government is in the process of creating specific rules, laws and regulations to specially regulate the online peer-to-peer lending industry and the online payments industry. Guidelines that introduced the regulatory framework were released on July 18, 2015 and draft rules for online lending were released on December 28, 2015. In addition, final rules for third party payment platforms are expected to be released on July 1, 2016. There are also certain rules, laws and regulations that are applicable, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court.

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

The Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require internet finance service providers, including online peer-to-peer lending platforms, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of internet finance service providers.

In cooperation with our partnering custody banks and payment companies, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. However, as the implementing rules of the Guidelines have not been published, there is uncertainty as to how the anti-money laundering requirements in the Guidelines will be interpreted and implemented, and whether online peer-to-peer lending service providers like us must abide by the rules and procedures set forth in the PRC Anti-money Laundering Law that are applicable to non-financial institutions with anti-money laundering obligations. We cannot assure you that our existing anti-money laundering policies and procedures will be deemed to be in full compliance with any anti-money laundering laws and regulations that may become applicable to us in the future.

Regulations on Value-Added Telecommunication Services

The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business, or VATS License, from the MIIT or its provincial level counterparts.

In September 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in January 2011. Pursuant to these measures, “internet information services” refer to provision of internet information to online users, and are divided into “commercial internet information services” and “non-commercial internet information services.” A commercial internet information services operator must obtain a VATS License for internet information services, or ICP License, from the relevant government authorities before engaging in any commercial internet information services operations in China. The ICP License has a term of five years and can be renewed within 90 days before expiration.

Beijing One Auto Technology, Dian Fu Bao Investments Limited and Easy Technology, all of which are our consolidated variable interest entities, have each applied for the applicable ICP License for provision of commercial internet information services issued by the applicable local Telecommunication Administration Bureau and have the necessary file number to operate until the final ICP license is granted. The Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require internet finance service providers to complete registration with the relevant local counterpart of the MIIT in accordance with implementation regulations that may be promulgated by the MIIT or/and the Office for Cyberspace Affairs pursuant to the Guidelines. However, as the implementing rules of the Guidelines have not been published, there is uncertainty as to how the registration requirements in the Guidelines will be interpreted and implemented and whether we are only required to obtain an ICP license in order to be in full compliance with such registration requirements.

Regulations on Internet Information Security

Internet information in China is also regulated and restricted from a national security standpoint. The National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

In addition, the Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require internet finance service providers to improve technology security standards, and safeguard customer and transaction information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules and technology security standards.

Regulations on Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, an ICP service operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. An ICP service operator is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. The Guidelines jointly released by ten PRC regulatory agencies in July 2015 also prohibit internet finance service providers from illegally selling or disclosing customers’ personal information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November, 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information, shall be subject to criminal penalty in severe situation.

In operating our online consumer finance marketplace, we collect certain personal information from borrowers and investors, and also need to share the information with our business partners such as third-party online payment companies and loan collection service providers for the purpose of facilitating loan transactions between borrowers and investors over our marketplace. We have obtained consent from the borrowers and investors on our marketplace to collect and use their personal information, and have also established information security systems to protect the user information and privacy. However, as the implementing rules of the Guidelines have not been published, there is uncertainty as to how the requirements for protecting customers’ personal information in the Guidelines will be interpreted and implemented. We cannot assure you that our existing policies and procedures will be deemed to be in full compliance with any laws and regulations that may become applicable to us in the future.

Anti-terrorism Legislation

In December 2015 China passed its first comprehensive anti-terrorism bill. The new laws require telecoms and Internet companies to cooperate with the government on counter-terrorism investigations. For example, companies are required to provide “technical interfaces, decryption and other technical support assistance to public security organs and state security organs conducting prevention and investigation of terrorist activities in accordance with law.” In addition, “Telecommunications operators and internet service providers shall, according to provisions of law and administrative regulations, put into practice network security systems and information content monitoring systems, technical prevention and safety measures, to avoid the dissemination of information with terrorist or extremist content.”

Government Regulations Relating to Foreign Exchange Controls

The principal regulation governing foreign exchange in the PRC is the Foreign Currency Administration Rules (IPPS), as amended. Under these rules, the Renminbi, the PRC’s currency, is freely convertible for trade and service related foreign exchange transactions (such as normal purchases and sales of goods and services from providers in foreign countries), but not for direct investment, loan or investment in securities outside of China unless the prior approval of the State Administration for Foreign Exchange, or SAFE, of the PRC is obtained. Foreign investment enterprises, or FIEs, are required to apply to the SAFE for Foreign Exchange Registration Certificates for FIEs. Fincera is a FIE. With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a basic account and capital account. Currency translation within the scope of the basic account, such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. Such transactions are subject to the consent of investment banks which are authorized by the SAFE to review basic account currency transactions. However, conversion of currency in the capital account, including capital items such as direct investment, loans and securities, still require approval of the SAFE. On November 21, 2005, the SAFE issued Circular No. 75 on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles. Circular No. 75 confirms that the use of offshore special purpose vehicles as holding companies for PRC investments are permitted, but proper foreign exchange registration applications are required to be reviewed and accepted by the SAFE.

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

Periodic Reporting and Audited Financial Statements

Fincera has registered its securities under the Securities Exchange Act of 1934 and has reporting obligations, including the requirement to file annual reports with the SEC. In accordance with the requirements of the Securities Exchange Act of 1934, Fincera’s annual report contains financial statements audited and reported on by Fincera’s independent registered public accounting firm.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements. In addition, we will not be required under the Exchange Act to file current reports with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

Legal Proceedings

To the knowledge of the Company, there is no material litigation currently pending or, to our knowledge, contemplated against Fincera or ACG or any of our officers or directors in their capacity as such.

C.	Organizational Structure.

See Item 4.A. “History and development of the Company - Corporate Development and History.”

D.	Property and Equipment.

Our headquarters are located in Shijiazhuang, China, where we own and occupy office space located in the Kai Yuan Finance Center building. This space has served as our headquarters since April 2013. Fincera leases out the unoccupied space, consisting of 56,092 square meters. Our principal offices are located at 27/F, Kai Yuan Finance Center, No. 5 East Main Street, Shijiazhuang, Hebei Province, 050011, People’s Republic of China, and its telephone number is +86 311 8382 7688.

We lease 2,530 square meters of office space in Beijing where our technology development and management operations are administered. We also lease the properties where our branch offices are located.

ITEM 4A.       UNRESOLVED STAFF COMMENTS

None.

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Fincera Inc. (“Fincera,” the “Company,” or “we”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations consist of the internet-based business, which provides financing and ecommerce services for small and medium-sized businesses and individuals in China, and the property lease and management business, which leases out office space in the Kai Yuan Finance Center building.

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

RESULTS OF OPERATIONS

2015 Compared to 2014

Overview

The year 2015 was a year of transition for Fincera Inc. as it marked the first full-year of operations for our new internet-based business segment. During the year, we also began winding down our legacy commercial vehicle sales, leasing and support business and insurance agency business, which have been classified as discontinued operations. As a result of the ramp-up of our new internet-based businesses, our revenues increased substantially during the period and we were able to generate a slight profit from our continuing operations. The Company classifies service charges and interest income as part of its internet-based segment, and measures segment performance as income from operations less provision for credit losses, interest expenses, interest expenses of related parties, and property and management cost. Prior period amounts have been adjusted to exclude discontinued operations (refer to Note 3 to the Consolidated Financial Statements for additional information).

Income

The table below sets forth certain line items from the Company’s Consolidated Statement of Income as a percentage of income:

(in thousands)	Year ended December 31, 2015		Year ended December 31, 2014
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
Service charges	$35,564	63.1%	$301	5.6%	11,715.3%
Interest income	11,021	19.6%	137	2.5%	7,944.5%
Property lease and management	9,726	17.3%	4,937	91.9%	97.0%
Total income	$56,311	100.0%	$5,375	100.0%	948.8%

Income for the year ended December 31, 2015 were $56.3 million, an increase of $50.9 million from $5.4 million in the prior year period, as a result of the ramp-up of our new internet-based business segment, in particular our CeraVest and CeraPay products, which were launched in November 2014. Our property lease and management revenue also increased due to a higher percentage of available space being leased out.

Service charges, which represents CeraVest origination fees, CeraPay transaction fees, and penalty and late fees for both CeraVest and CeraPay, totaled $35.6 million in the year ended December 31, 2015, an increase of $35.3 million compared to the prior year. This was due to the significant increase in the amount of CeraVest loans facilitated, as well as a significant increase in the volume of CeraPay transactions processed, in large part since CeraPay and CeraVest were only in operation for two months of fiscal 2014 as compared to all of fiscal 2015. During 2014, 105.4 million RMB (approximately $17.2 million) of transactions were processed through CeraPay, which commenced operations in November 2014. During 2015, 9.7 billion RMB (approximately $1.6 billion) of transactions were processed through CeraPay.

Interest income, which represents interest earned on CeraVest loans, totaled $11.0 million in the year ended December 31, 2015, an increase of $10.9 million compared to the prior year. This was due to a significant increase in the volume of CeraVest loans facilitated by the Company and since CeraVest was only in operation for two months of fiscal 2014 as compared to all of fiscal 2015. By December 31, 2014, there were 122.2 million RMB (approximately $19.9 million) of CeraVest loans facilitated since the product launched in November 2014. During 2015 a total of 2.6 billion RMB (approximately $422.0 million) of CeraVest loans were facilitated by the Company, an increase of over twenty times the 2014 amount.

Property lease and management revenues totaled $9.7 million in the year ended December 31, 2015, and represent the revenues of the property lease and management business. This represents an increase of 97.0% compared to the prior year due to a higher percentage of available space in the Kai Yuan Finance Center being leased out to tenants. At December 31, 2015, the occupancy rate of the Kai Yuan Finance Center was 93%, as compared to 72% at December 31, 2014. The property lease and management business commenced operations during the third quarter of 2013.

Operating Costs and Expenses

The table below sets forth the components of our operating costs and expenses as a percentage of income, for the periods indicated (in thousands):

(in thousands)	Year ended December 31, 2015		Year ended December 31, 2014
	Amount	% of Revenues	Amount	% of Revenues	Y-O-Y % CHANGE
Interest expense	$16,694	29.7%	$7,292	135.7%	128.9%
Interest expense, related parties	7,006	12.4%	1,409	26.2%	397.2%
Provision for credit losses	10,021	17.8%	209	3.9%	4694.7%
Property and management cost	2,063	3.7%	2,532	47.1%	-18.5%
Selling and marketing	3,038	5.4%	493	9.2%	516.2%
General and administrative	17,139	30.4%	8,810	163.9%	94.5%
Litigation expense	—	0.0%	4,350	80.9%	-100.0%
Total operating costs and expenses	$55,961	99.4%	$25,095	466.9%	123.0%

Interest Expense

Interest expense totaled $23.7 million for the year ended December 31, 2015, of which $7.0 million of interest expense was incurred to related parties: Alliance Rich, Beiguo Auto, Hebei Kaiyuan, Hebei Ruijie Hotel Management Company, Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”) and Xinji Beiguo Mall. It includes interest of $301,000 and $968,000 incurred for loans advanced from Hebei Kaiyuan and Hebei Ruijie Hotel Management Company, respectively. It also included interest of $3.9 million, $67,000 and $1.6 million incurred for the purchase of commercial vehicles for CeraVest customers from Ruituo, Beiguo Auto and Xinji Beiguo Mall, respectively. $168,000 of interest expense was incurred to Alliance Rich for amounts still outstanding from the acquisition of Heat Planet.

Interest expense totaled $8.7 million for the year ended December 31, 2014, of which $1.4 million of interest expense was incurred to related parties. Other interest expenses increased to $16.7 million during fiscal 2015 from $7.3 million during the prior period due primarily to interest paid to CeraVest investors. CeraVest was launched in November 2014.

Provision for credit losses

From December 31, 2014 to December 31, 2015, we increased the provision for credit losses from $0.2 million to $10.0 million. The increase was based on the growth of our new CeraPay and CeraVest businesses, as well as our management’s ongoing analysis of credit losses for the corresponding other financing receivables and loans, net due from our customers. The Company determines that both the other financing receivables and loans, net represent large groups of smaller-balance homogeneous loans to the CeraPay and CeraVest customers based on their similar general credit risk characteristics, and evaluates the allowance for receivables due from CeraPay and CeraVest customers respectively. When evaluating the credit losses, the Company normally bases it on its historical loss experience derived from the commercial vehicle sales, leasing and support business, which has a similar credit portfolio with the existing Internet-based borrowers, and also makes reference to the experience of other entities in the same business.

The Company performs periodic and systematic detailed reviews of its other financing receivables and loans, net, to identify credit risks and to assess the overall collectability of those portfolios, and may adjust its estimates on allowance of credit losses when new circumstances arise.

Property and management cost

Property and management cost totaled $2.1 million for the year ended December 31, 2015 as compared to $2.5 million for the prior year. The reduction was due to a decrease in the proportion of the building being rented.

Selling and marketing

Selling and marketing expenses for the year ended December 31, 2015 were $3.0 million, an increase of $2.5 million as compared to the same period of 2014. This was mainly due to selling and marketing costs incurred to promote the Company’s new internet-based businesses during 2015. These costs include but are not limited to sales commissions and salaries for sales staff.

General and administrative

General and administrative expenses for the year ended December 31, 2015 were $17.1 million, an increase of $8.3 million as compared to the same period of 2014. The increase was primarily due to costs associated with establishing and running the Company’s new internet-based businesses. These costs include but are not limited to salaries for administrative personnel, registration fees and fees from third-party payment providers.

Litigation expense

There was no litigation expense during the year ended December 31, 2015. Litigation expense totaled $4.35 million for year ended December 31, 2014. This represented the amount the Company agreed to pay to settle the outstanding lawsuit with the SEC.

Income tax provision (benefit)

In the year ended December 31, 2015, the Company recorded an income tax expense of $0.3 million, as compared to an income tax benefit of $3.4 million in the year ended December 31, 2014.

Income (loss) from continuing operations

Income from continuing operations in the year ended December 31, 2015 was $76,000, as compared to a loss from continuing operations of $16.3 million in year ended December 31, 2014. The increase resulted from the ramping up of the Company’s new internet-based businesses.

Income from discontinued operations, net of taxes

Discontinued operations consist of the Company’s commercial vehicle sales, leasing and support business and insurance agency business (see Note 3 to the financial statements included herewith). Income from discontinued operations in the year ended December 31, 2015 was $8.2 million, as compared to $26.5 million in the year ended December 31, 2014. The decrease resulted from the winding down of the businesses classified as discontinued operations.

Net income

Net income in the year ended December 31, 2015 was $8.3 million, as compared to $10.2 million in the year ended December 31, 2014. The decrease was because the Company’s income from continuing operations did not completely counteract the effect of declining income from our discontinued operations.

2014 Compared to 2013

Overview

During the year 2014 the Company launched its new internet-based business segment with the launch of the CeraVest and CeraPay products in November 2014. The Company’s other continuing operation, the property lease and management business, was in operation for the full year. Although the majority of the Company’s revenues and profits during the year 2014 came from the commercial vehicle sales, leasing and support business and insurance agency business, those segments are now classified as discontinued operations. The only segment classified as continuing operations during 2013 was the Company’s property lease and management business, which began during the third quarter of 2013. As a result of the commercial vehicle sales, leasing and support business and insurance agency business being treated as discontinued while startup expenses have already occurred for the new business were included in our financial results for 2014 and 2013, our continuing operations experienced a significant net loss for both 2014 and 2013.

Income

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of income:

(in thousands)	Year ended December 31, 2014		Year ended December 31, 2013
	Amount	% of Revenue	Amount		% of Revenue	Y-O-Y % CHANGE
Service charges	$301	5.6%	$	─	─ %	─ %
Interest income	137	2.5%		177	26.1%	(22.6)%
Property lease and management	4,937	91.9%		501	73.9%	885.4%
Total income	$5,375	100.0%		$678	100.0%	692.8%

Income for the year ended December 31, 2014 were $5.4 million, an increase of $4.7 million from $0.7 million in the prior year period, as a result of the ramp-up of our new internet-based business segment, in particular our CeraVest and CeraPay products, which were launched in November 2014. Our property lease and management revenue also increased due to a full year of operation in 2014 compared to only a partial year of 2013.

Service charges, which represents CeraVest origination fees, CeraPay transaction fees, and penalty and late fees for both CeraVest and CeraPay, totaled $0.3 million in the year ended December 31, 2014. There was no service charges during the prior year, since the internet-based businesses were not launched until November 2014.

Interest income, which represents interest earned on CeraVest loans and bank deposits, totaled $0.14 million for the year ended December 31, 2014, while there was just interest earned from bank deposits, totaling $0.18 million for the year ended December 31, 2013. The decrease of $40,000 when compared to the prior year was due to a lower average cash deposit amount during the year 2014.

Property lease and management revenues totaled $4.9 million in the year ended December 31, 2014, and represent the revenues of the property lease and management business. This represents an increase of 4.4 million compared to the prior year due to a higher percentage of available space in the Kai Yuan Finance Center being leased out to tenants and the fact that this segment did not begin operations until the third quarter of 2013. At December 31, 2014 the occupancy rate of the Kai Yuan Finance Center was 72%, as compared to 10% at December 31, 2013.

Operating Costs and Expenses

The table below sets forth the components of our operating costs and expenses as a percentage of income, for the periods indicated (in thousands):

(in thousands)	Year ended December 31, 2014		Year ended December 31, 2013
	Amount	% of Revenues	Amount		% of Revenues	Y-O-Y % CHANGE
Interest expense	$7,292	135.7%	$	─	─ %	─ %
Interest expense, related parties	1,409	26.2%		553	81.6%	154.8%
Provision for credit losses	209	3.9%		─	─ %	─ %
Property and management cost	2,532	47.1%		1,360	200.6%	86.2%
Selling and marketing	493	9.2%		414	61.1%	19.1%
General and administrative	8,810	163.9%		8,819	1,300.7%	(0.1)%
Litigation expense	4,350	80.9%		─	─ %	─ %
Total operating costs and expenses	$25,095	466.9%		$11,146	1,744.0%	125.1%

Interest Expense

Interest expense totaled $8.7 million for the year ended December 31, 2014, of which $1.4 million of interest expense was incurred to related parties, Alliance Rich, Hebei Kaiyuan, Hebei Ruijie Hotel Management Company and Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”).

Interest expense totaled $0.6 million for the year ended December 31, 2013, all of which was incurred to related parties. Other interest expenses increased to $7.3 million during fiscal 2014 from nil during the prior period due primarily to interest paid to CeraVest investors and interest-bearing loans used to finance the new internet-based businesses, which were launched in November 2014.

Provision for credit losses

From December 31, 2013 to December 31, 2014, the provision for credit losses for credit lossess increased from nil to $0.2 million. The increase was attributable to the new CeraPay and CeraVest businesses, which launched in November 2014.

Property and management cost

Property and management cost totaled $2.5 million for the year ended December 31, 2014 as compared to $1.4 million for the prior year. The increase was primarily because we had a full year of depreciation for the Kai Yuan Finance Center in 2014, as opposed to about nine months in 2013. The property was acquired in April 2013.

Selling and marketing

Selling and marketing expenses for the year ended December 31, 2014 were $0.5 million, an increase of $0.1 million as compared to the same period of 2013. The increase was mainly due to selling and marketing costs incurred to promote the Company’s new internet-based businesses during 2014. These costs include but are not limited to sales commissions and salaries for sales staff.

General and administrative

General and administrative expenses for the year ended December 31, 2014 were $8.9 million, which was essentially the same as compared to the same period of 2013.

Litigation expense

Litigation expense totaled $4.35 million for year ended December 31, 2014. This represented the amount the Company agreed to pay to settle the outstanding lawsuit with the SEC.

Income tax (benefit)

In the year ended December 31, 2014, the Company recorded an income tax benefit of $3.4 million, as compared to an income tax benefit of $1.7 million in the year ended December 31, 2013.

Loss from continuing operations

Loss from continuing operations in the year ended December 31, 2014 was $16.3 million, as compared to a loss from continuing operations of $8.8 million in the year ended December 31, 2013. The losses are due to the company’s primary business in 2014 and 2013 being classified into discontinued operations.

Income from discontinued operations

Discontinued operations consist of the Company’s commercial vehicle sales, leasing and support business and insurance agency business (see Note 3 to the financial statements included herewith). Income from discontinued operations in the year ended December 31, 2014 was $26.5 million, as compared to $20.6 million in year ended December 31, 2013. The increase resulted from the growth in the number of trucks leased under the business during 2014 as compared to 2013.

Net income

Net income in the year ended December 31, 2014 was $10.2 million, as compared to $11.8 million in the year ended December 31, 2013. The decrease primarily resulted from the litigation expense incurred during 2014, which resulted in higher operating expenses during the year.

LIQUIDITY AND CAPITAL RESOURCES

Financing arrangements

The Company’s operations have been financed primarily through short-term funding provided by CeraVest investors, and short-term bank borrowings from financial institutions and related parties. The interest rates of such short-term borrowings during the periods have ranged from 4.35% to 9.00% per annum.

As of December 31, 2015, the Company’s outstanding borrowings from related parties amounted to $4.1 million, $4.4 million, $39.6 million, $144,000 and $9,000 from Alliance Rich, Hebei Kaiyuan, Hebei Ruijie Hotel Management Company, Mr. Li and Smart Success Investment Limited (“Smart Success”), respectively. Alliance Rich, Hebei Kaiyuan, Hebei Ruijie Hotel Management Company and Smart Success are indirectly controlled by Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs except for the amount due to Alliance Rich, which represented the consideration for the acquisition of Heat Planet. The amount is payable within six months of occupation of the Kai Yuan Finance Center by the Company, which occurred in April 2013, and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, which were delivered in December 2012, and any unpaid amounts after such six months have begun to accrue interest at the one-year rate announced by the People’s Bank of China (4.35% as of December 31, 2015). The amount due to Hebei Kaiyuan was non-interest bearing, unsecured and due on demand. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum on amounts owed to it. Hebei Ruijie Hotel Management Company charges interest at 5.60% per annum on amounts owed to it. The amount due to Mr. Li and Smart Success Investment Limited were non-interest bearing, unsecured and due on demand by the lenders.

As of December 31, 2015, the Company had short-term bank borrowings of $75.9 million, represented by loans from various Chinese banks, which have terms within one year. The Company also had $13.9 million of long-term bank borrowings, current portion, which represents the current portion of a long-term loan from a bank in the PRC.

After taking into consideration our financing arrangements and our existing cash resources, we believe we have adequate sources of liquidity to meet our short-term obligations and working capital requirements for at least the next 12 months. However, the Company may elect to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions and/or the sale of equity.

Working Capital

As of December 31, 2015 and 2014, the Company had working capital of $162.6 million and $132.7 million, respectively.

During the year ended December 31, 2015, the Company increased its total short-term bank borrowings, which includes its short-term bank borrowings, current portion of long-term bank borrowings, other payables and accrued liabilities and borrowed funds from CeraVest investors, borrowing net funds amounting to $139.1 million. The Company had a net increase of financing payables, related parties of $72.8 million, during fiscal 2015. The net impact generated additional cash for operations.

The Company anticipates that it will have adequate sources of working capital in the next 12 months. However, the Company may elect to obtain addition funding to expand and grow its operations, which may include offering debt, borrowing from financial institutions and/or the sale of equity.

Financial Condition

The following table sets forth our major balance sheet accounts at December 31, 2015, 2014 (in thousands):

	As of December 31,
	2015	2014

Assets:
Cash and cash equivalents	$61,957	$26,027
Other financing receivables, net	235,349	12,832
Loans, net, related party	—	782
Loans, net	250,659	19,105
Assets of discontinued operations	119,845	467,145
Property, equipment and improvements, net	73,817	80,152
Liabilities:
Short-term bank borrowings	$75,921	$155,254
Long-term bank borrowings, current portion	13,860	2,451
Borrowed funds from CeraVest investor, related party	2,716	─
Borrowed funds from CeraVest investors	202,725	88
Financing payables, related parties	106,869	34,072
Other payables and accrued liabilities	35,806	14,924
Liabilities of discontinued operations	53,032	126,514

Other financing receivables, net began in November 2014 as a result of the inception of the CeraPay payments business under which the Company provides SMBs with an electronic form of payment with features similar to a credit card. As the CeraPay usage and revenue increased during the period, the balance of other financing receivables, net increased accordingly.

Loans, net began in November 2014 as a result of the inception of the CeraVest P2P lending platform business under which the Company provides short-term loans to SMBs which are partially funded by investors through the platform. As the CeraVest business and the amount of loans provided to SMBs has grown, the balance of loans, net has increased accordingly.

Assets of discontinued operations represent the current and non-current assets of the commercial vehicle sales, leasing and support business and insurance agency business (see Note 3 to the financial statements included herewith).

Property, equipment and improvements decreased to $73.8 million as of December 31, 2015, a decrease of $6.3 million, as compared with December 31, 2014. The decrease mainly relates to depreciation on property and equipment.

Short-term bank borrowings represent loans from various banks in the PRC. Short-term bank borrowings were used for working capital and capital expenditure purposes. The borrowings decreased to $75.9 million as of December 31, 2015, from $155.3 million as of December 31, 2014, because the Company decreased bank borrowings by $79.4 million during the year. The terms of the remaining outstanding bank borrowings range from 6 months to12 months and began to expire in February 2016.

Long-term bank borrowings, current portion represents the current portion of a long-term loan from a bank in the PRC. The loan was used for working capital and capital expenditure purposes. The loan is due in August 2016.

Other payables and accrued liabilities consist of the default assurance received from the CeraVest borrowers, customer deposit from tenants, payables to construction supplier, payables to CeraPay registered stores and etc. It increased to $35.8 million as of December 31, 2105 from $14.9 million as of December 31, 2014, which was mainly due to the CeraVest and CeraPay business.

Borrowed funds from CeraVest investors began in November 2014 as a result of the inception of the CeraVest P2P lending platform business. Since borrowed funds from CeraVest investors represent the amounts invested by and therefore owed to CeraVest investors, as the CeraVest business and the amount of investment received from investors has grown, the balance of borrowed funds from CeraVest investors has increased accordingly.

Financing payables, related parties are related to the financing arrangement for the purchase of commercial vehicles by CeraVest customers and borrowings from related parties of the Company. Financing payables, related parties increased from $34.1 million to $106.9 million as of December 31, 2015, an increase of $72.8 million, as compared with December 31, 2014. Such amounts were primarily related to the payables to our related parties: Ruituo, Beiguo Auto, Xinji Beiguo Mall, Hebei Kaiyuan, Hebei Ruijie Hotel Management Company, Alliance Rich, Smart Success and Mr. Li.

Liabilities of discontinued operations represent the current and non-current liabilities of the commercial vehicle sales, leasing, and support business and insurance agency business (see Note 3 to the financial statements attached herewith).

The following table sets forth certain historical information with respect to the Company’s statements of cash flows (in thousands):

	Years Ended December 31,
	2015	2014	2013
Net cash provided by (used in) operating activities	$371,213	$(9,959)	$(129,080)
Net cash (used in) investing activities	(488,198)	(44,109)	(8,892)
Net cash provided by financing activities	156,676	49,168	91,167
Effect of exchange rate change	(3,761)	(443)	2,398

Net increase (decrease) in cash and cash equivalents	$35,930	$(5,343)	$(44,407)

Operating Activities. Net cash provided by operating activities for the year ended December 31, 2015 was $371.2 million, as compared to net cash used in operating activities of $10.0 million and $129.1 million for the year ended December 31, 2014 and December 31, 2013, respectively. The increase in cash flows provided by operating activities during fiscal 2015 was attributable primarily to the collections on outstanding commercial vehicle leases from the Company’s discontinued commercial vehicle sales servicing, leasing and support business.

In the year ended December 31, 2015, operating activities generated $371.2 million of cash. During 2015, the Company had net income of $8.3 million. In addition, the Company had a decrease of restricted cash of $0.8 million, an increase of accounts receivable of $11.1 million, an increase of provision for credit losses of $19.4 million, a decrease of other financing receivables from peer store, net of $16.6 million, a decrease of short-term net investment of $50.1 million, a decrease of net investment in direct financing and sales-type leases of $270.9 million, a decrease of $22.1 of other payables and accrued liabilities, and a decrease of prepaid expense and other current assets of $0.6 million. The remaining balance arises from changes in inventories, income tax payable, depreciation and amortization and other items.

In the year ended December 31, 2014, operating activities used $10.0 million of cash. During 2014, the Company had net income of $10.2 million. In addition, the Company had a decrease of restricted cash of $0.3 million, an increase of accounts receivable of $13.1 million, an increase of provision for credit losses of $13.6 million, an increase of other financing receivables from peer store, net of $13.0 million, an increase of short-term net investment of $57.3 million, a decrease of net investment in direct financing and sales-type leases of $43.0 million, an increase of other payables and accrued expenses of $7.2 million, and an increase of prepaid expense and other current assets of $0.3 million. The remaining balance arises from changes in inventories, other payable and accrued liabilities, income tax payable, depreciation and amortization and other items.

In the year ended December 31, 2013, operating activities used $129.1 million of cash. During 2013, the Company had net income of $11.8 million. In addition, the Company had an increase of restricted cash of $1.1 million, an increase of accounts receivable of $12.8 million, an increase of provision for credit losses of $18.9 million, an increase of long-term net investment in direct financing and sales-type leases of $145.4 million, an increase of other payables and accrued liabilities of $2.1 million, and an increase of prepaid expense and other current assets of $0.6 million. The remaining balance arises from changes in inventories, income tax payable, depreciation and amortization and other items.

Investing Activities. Net cash used in investing activities was $488.2 million in the years ended December 31, 2015. During 2015, the Company had an increase from change in loans of $244.1 million, an increase form change in other financing receivables of $239.7 million, and an increase from purchase of property, equipment and leasehold improvements of $4.4 million. Net cash used in investing activities was $44.1 million in the years ended December 31, 2014. During 2014, the Company had an increase from change in loans of $20.0 million, an increase from other financing receivables of $16.7 million, and an increase from purchase of property, equipment and leasehold improvements of $7.4 million. Net cash used in investing activities was $8.9 million in the year ended December 31, 2013.

Financing Activities. Net cash provided by financing activities was $156.7 million in the year ended December 31, 2015, and net cash provided by financing activities was $49.2 million and $91.2 million in the years ended December 31, 2014 and 2013, respectively. In the year ended December 31, 2015, the Company had net repayments of bank borrowings of $38.8 million. The Company received proceeds of $269.6 million from its related parties, and also repaid the amount of $288.0 million to related parties. The company also received net proceeds of $213.9 million from CeraVest investors.

In the year ended December 31, 2014, the Company had net proceeds from bank borrowing of $10.9 million. The Company received proceeds of $761.8 million from its related parties, and it repaid the amount of $723.5 million to its related parties.

In the year ended December 31, 2013, the Company had net proceeds from bank borrowing of $65.2 million. The Company received proceeds of $592.0 million from its related parties, and it repaid the amount of $566.1 million to its related parties.

Historically, most or all available cash is used to fund the loans, investment in direct financing and sales-type leases, other financing receivables, short-term net investment, inventory growth and for capital expenditures. To the extent the investment in loans, direct financing, sales-type leases, other financing receivables, short-term net investment, inventory growth, and capital expenditures exceed income from operations, the Company generally increases the bank borrowings under its financing facilities and from related parties and CeraVest investors.

The Company currently leases all of the properties where its branch offices are located. It expects to lease the majority of the properties where new branch offices are located.

At December 31, 2015, the Company had $62.1 million of cash on hand, with $60.0 million of cash held in Renminbi. On a short-term basis, the Company’s principal sources of liquidity include borrowed funds from CeraVest investors, income from operations, short-term borrowings from financial institutions including other payables, related parties and borrowings from related parties. On a longer-term basis, the Company expects its principal sources of liquidity to consist of borrowed funds from CeraVest investors, income from operations, borrowings from financial institutions, related parties and/or fixed interest term loans. Furthermore, the Company believes, if necessary, it could raise additional capital through the issuance of debt and equity securities. The Company expects to use cash primarily to increase its loans, net and other financing receivables in line with its revenue growth. We believe that we have adequate liquidity to satisfy our capital needs for the near term, however we may need to raise additional capital to maintain our high rate of growth.

Fincera’s borrowings primarily consisted of: (i) Short-term bank borrowings; (ii) Long-term bank borrowings, current portion; (iii) Borrowed funds from CeraVest investors; (iv) Financing payables, related parties.

Short-term bank borrowings. Short-term bank borrowings represented loans from various financial institutions that were used for working capital and capital expenditures purposes. The loans from various financial institutions bear interest at rates ranging from 4.35% to 6.72% as of December 31, 2015 and have terms of up to one year.

Long-term bank borrowings. Long-term bank borrowings represented a loan from a financial institution that was used for working capital and capital expenditures purposes. The loan bears interest at 6.77% as of December 31, 2015, has an original term of two years and is due in August 2016.

Borrowed funds from CeraVest investors. Borrowed funds from CeraVest investors represent amounts invested by and therefore owed to CeraVest investors through the CeraPay platform. The loans bear interest at up to 8.03% for the flexible term and 8.62% for fixed term to six months.

Financing payables, related parties. Financing payables from related parties was primarily related to 1) the received internet-based financings from Ruituo, a company controlled by Mr. Li’s brother. The amount due to Ruituo is unsecured and due on demand by Ruituo and bore an interest at approximately 8.00% per annum, based on the weighted average outstanding payable balances at month end; 2) the internet-based financings from Beiguo Auto and Xinji Beiguo Mall during 2015, companies affiliated with Mr. Li. Mr. Li holds 20.92% of indirect beneficial ownership in both Beiguo Auto and Xinji Beiguo Mall. The Company pays a financing charge of approximately 9% per annum to Beiguo Auto and Xinji Beiguo Mall for the funds obtained due to this financing arrangement. The financing arrangement is personally guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days; 3) The amount due to Alliance Rich represented a portion of the consideration paid in the acquisition of Heat Planet Holdings Limited (“Heat Planet”). The amount was payable within six months of occupation of the Kai Yuan Center by the Company, which was completed in April 2013 and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, which were delivered in December 2012. In October 2013, the unpaid amount began to accrue interest at the one-year rate announced by the People’s Bank of China (4.35% as of December 31, 2015). As of December 31, 2015 approximately $4.1 million is still owed to Alliance Rich for the acquisition of Heat Planet; and 4) The amount due to Hebei Kaiyuan was initially non-interest bearing, unsecured and due on demand by the lender. The Company expects to continue relying on the financing from the related parties and believes the related parties have sufficient capital to continue provide such financing to us in the foreseeable future.

The Company’s borrowings fluctuate based upon a number of factors, including (i) income, (ii) changes in: other financing receivables and loans, net and (iii) capital expenditures. Historically, income from operations, as well as borrowings on the revolving credit facilities have driven accounts and notes receivable growth, inventory growth and capital expenditures.

We believe that our available cash and cash equivalents and cash provided by operating activities, together with cash available from borrowings, will be adequate to meet presently anticipated cash needs for at least the next twelve months.

Cash and cash equivalents as of December 31, 2015 are mainly held by the Company’s subsidiaries and VIEs. These cash balances cannot be transferred to the Company by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements.

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

Contractual Payment Obligations

The following is a summary of the Company’s contractual obligations for operations as of December 31, 2015 (in thousands):

	Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Operating leases	$881	$686	$195	$—	$—
Short-term bank borrowings	75,921	75,921	—	—	—
Long-term bank borrowings	13,860	13,860	—	—	—
Financing payables, related parties	106,869	106,869	—	—	—

Total	$197,531	$197,336	$195	$—	$—

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases.

Recently Issued Accounting Pronouncements

See Note 2 to the financial statements included herewith.

Critical Accounting Policies and Estimates

See Note 2 to the financial statements included herewith.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Fincera’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Fincera has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of December 31, 2015, Fincera’s total outstanding interest-bearing borrowings amounted to $427.6 million with interest rates ranging from 4.60% to 9.00% per annum. Changes in the interest rates could impact the amount of interest that we are required to pay.

Credit Risk

Fincera is exposed to credit risk from its cash and cash equivalents, accounts receivable, loans, net and other finance receivables. The credit risk on cash and cash equivalents is limited because the counterparties are recognized financial institutions. Accounts receivable, loans and other finance receivables are subjected to credit evaluations and evaluation analysis on the residual value of the relevant collateral, if any. An allowance would be made, if necessary, for estimated irrecoverable amounts by reference to past default experience and other credit risks, if any, and by reference to the current economic environment.

Foreign Currency Risk

Substantially all of Fincera’s revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect Fincera’s financial results in U.S. dollars terms without giving effect to any underlying change in Fincera’s business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. On July 21, 2005, the PRC government began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term.

Net income for the year ended December 31, 2015 of RMB51.7 million is reported as $8.3 million based on the 2015 year-to-date average Renminbi to U.S. dollar exchange rate of 6.2245.  Net income would decrease $0.3 million to $8.0 million based on the December 31, 2015 exchange rate of 6.4936 Renminbi per U.S. dollar.  Net income would decrease $2.1 million to $6.2 million based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Net income for the year ended December 31, 2014 of RMB62.7 million is reported as $10.2 million based on the 2014 year-to-date average Renminbi to U.S. dollar exchange rate of 6.1443.  Net income would be reported as $10.2 million based on the December 31, 2014 exchange rate of 6.1190 Renminbi per U.S. dollar.  However, net income would decrease $2.6 million to $7.6 million based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Net income for the year ended December 31, 2013 of RMB73.1 million is reported as $11.8 million based on the 2013 year-to-date average Renminbi to U.S. dollar exchange rate of 6.1983.  Net income would increase $0.2 million to $12.0 million based on the December 31, 2013 exchange rate of 6.0969 Renminbi per U.S. dollar.  However, net income would decrease $3.0 million to $8.8 million based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Very limited hedging transactions are available in China to reduce Fincera’s exposure to exchange rate fluctuations. To date, Fincera has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While Fincera may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and it may not be able to successfully hedge its exposure at all. In addition, Fincera’s currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert Renminbi into foreign currency.

Seasonality

Our first quarter (January through March) is expected to be slower for CeraVest and CeraPay than the other quarters. This is due to the Chinese New Year holiday, which occurs in January or February depending on the year, and generally has an adverse effect on business activity in the transportation sector. We expect this trend to continue in future periods. If conditions arise that impair transportation sector business activity during the second to fourth quarters, the adverse effect on our revenues and operating profit for the year could be disproportionately large.

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company’s results.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

Fincera’s current directors, executive officers and key employees are as follows:

Name	Age	Position
Yong Hui Li	54	Chairman, Chief Executive Officer and Director
Lei Chen	49	Senior Vice President
Jason Chia-Lun Wang	40	Chief Financial Officer
Xing Wei	55	Chief Operating Officer
James Cheng-Jee Sha	66	Director
Diana Chia-Huei Liu	51	Director
Leon Ling Chen	52	Director
Spencer Ang Li	27	VP Product and Director

Yong Hui Li has served as Fincera’s Chairman and Chief Executive Officer and as a member of Fincera’s Board of Directors since April 9, 2009. Mr. Li is the founder, Chairman and Chief Executive Officer of ACG and Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”) which was previously the second largest shareholder of Shijiazhuang International Building, a construction company traded on the Shenzhen Stock Exchange under the ticker symbol CN: 000600. Mr. Li founded Hebei Kaiyuan in November 1998, and ACG in July 2007. Mr. Li has also served as the Chairman of Prime Acquisition Corp., a blank check company, since its inception in February 2011 until September 2013. From February 2001 to May 2006, Mr. Li helped oversee Hebei Kaiyuan’s development of the largest steel-framed construction project in Hebei Province, consisting of residential complexes, office towers and an upscale shopping mall, which covered over one million square feet. In 1994, Mr. Li founded Shijiazhuang Hi-tech Zone Kaiyuan Auto Trade Co., which was a pioneer in the commercial vehicle leasing business in Hebei Province. He graduated from Tianjin University in June 1985 with a bachelor degree in Optical Physics. Yong Hui Li is Spencer Ang Li’s father.

Lei Chen has served as Fincera’s Senior Vice President since April 9, 2009. Mr. Chen has served as a Senior Vice President in charge of the finance department and investor relations services for ACG since September 2008. From January 1996 to September 2008, Mr. Chen served as a Senior Vice President in charge of the finance department and investor relations services for Hebei Kaiyuan Auto Trading Co., Ltd., a company affiliated with Yong Hui Li. Mr. Chen received a Bachelor of Economics degree from Hebei Finance and Economics University, China.

Jason Chia-Lun Wang has served as Fincera’s Chief Financial Officer since July 2009.  Mr. Wang has also served as an independent director of Prime Acquisition Corp., a blank check company, since its inception in February 2011 until September 2013. From December 2007 until joining Fincera, Mr. Wang served as Director of Research and Analytics at Private Equity Management Group Inc. where he was responsible for analysis of prospective investments, credit and cash flow analysis, and valuations.  From July 2005 until December 2007, Mr. Wang worked at QUALCOMM Inc., a developer and innovator of advanced wireless technologies, products and services, where his responsibilities included all phases of venture capital investing, from target company identification to portfolio management. From July 2004 until July 2005, Mr. Wang was an investment banking associate at Relational Advisors LLC, where he specialized in mergers and acquisitions and debt and equity fundraising. From March 2000 until July 2002, Mr. Wang was the Director of Corporate Development and Planning at 24/7 Real Media Inc., a global digital marketing company. Prior to that, Mr. Wang was an investment banking analyst in the Global Mergers and Acquisitions Group at Chase Securities Inc. Mr. Wang received his MBA from the UCLA Anderson School of Management in June 2004 and bachelor degrees from both the Wharton School and the School of Engineering and Applied Science at the University of Pennsylvania in May 1998.

Xing Wei has served as Fincera’s Chief Operating Officer since April 9, 2009. Mr. Wei has served as Chief Operating Officer of ACG since September 2008. From July 2001 to September 2008, Mr. Wei served as Chief Operating Officer for Hebei Kaiyuan, a company affiliated with Yong Hui Li. Mr. Wei received a Bachelor of Engineering degree from Hebei Building Engineering University and a Bachelor of Economics degree from Hebei University.

James Cheng-Jee Sha has served as a member of Fincera’s Board of Directors since its inception. Mr. Sha served as Chairman of Fincera’s Board of Directors and Chief Executive Officer from its inception to April 9, 2009. Mr. Sha founded and has been a partner of Spring Creek Investments since December 1999. Spring Creek Investments is a private investment firm specializing in principal investments and business consultations with internet and infrastructure companies. Mr. Sha also has served as the Chief Executive Officer of Optoplex Corporation, a communication networks company, since 2001. From September 2005 to February 2007, Mr. Sha served as Chief Executive Officer of AppStream, a software application virtualization company. From February 1999 to September 1999, Mr. Sha served as the Chief Executive Officer for Sina.com (NASDAQ: SINA), a global Chinese on-line media company and value added information service provider. From July 1996 to August 1998, Mr. Sha served as the Chief Executive Officer of Actra Business Systems, a joint venture between Netscape Communications Corporation and GE Information Services (GEIS), providing next-generation internet commerce application solutions for both business-to-consumer and business-to-business commerce markets. From August 1994 to August 1998, Mr. Sha served as Senior Vice President and General Manager of Netscape Communications Corporation, a computer services company until its merger with AOL. From May 1990 to August 1994, Mr. Sha was a Vice President at Oracle Corporation (NASDAQ:ORCL), a database management and development systems software company. From June 1986 to May 1990, Mr. Sha was a Vice President at Wyse Technology, Inc., a hardware, software and services computing company. Mr. Sha currently serves as a member of the audit committee and the Board of Directors of Tom.com (HK: 8282), a wireless internet company in the PRC providing value-added multimedia products and services. Mr. Sha also currently serves as a director of Armorize Corp. From 1998 to 2000, Mr. Sha also served on the board of Abovenet. Mr. Sha also serves as a trustee of the University of California at Berkeley Foundation and is a Board member of the Berkeley Chinese Alumni International Association. Mr. Sha graduated from National Taiwan University with a BS in Electrical Engineering, the University of California at Berkeley with an MS in EECS and from Santa Clara University with an MBA.

Diana Chia-Huei Liu has served as a member of Fincera’s Board of Directors since its inception. Ms. Liu served as President of Fincera from its inception to April 9, 2009. Ms. Liu has also served as the Chief Executive Officer and a director of Prime Acquisition Corp., a blank check company, since its inception in February 2011. Ms. Liu has served as the President and Managing Director of Cansbridge Capital, a private investment firm specializing in early stage investments along the west coast of North America (namely U.S. and Canada) and Asia, since August 1998. Prior to Cansbridge, Ms. Liu served as the Executive Vice-President at Polaris Securities Group (TW: 6011), an investment firm in Taiwan, where she founded and managed its North American operations from April 1994 to August 1998. From August 1991 to April 1994, Ms. Liu was an account portfolio manager in global private banking at the Royal Bank of Canada (NYSE:RY), a full-service banking firm. From October 1988 to August 1991, Ms. Liu served as the regional sales manager for the province of British Columbia, Canada, at CIBC Securities, a subsidiary of CIBC (NYSE:CM), a full- service banking firm, where she founded and managed the mutual funds promotion division. Ms. Liu has served since March 2006 as a member of the Executive Committee and the Chair of the Investment Committee at the Asia Pacific Foundation, a Canadian federal government created think tank and policy advisory board where she works closely with the co-CEOs on operational issues and investment of its endowment funds. In addition, she also currently serves as a director of the Vancouver Goh Ballet Society and BaySpec, Inc., a supplier of optical components. Ms. Liu graduated with a BA in economics from the University of British Columbia in Canada. Ms. Liu is the spouse of Mr. William Yu, Fincera’s prior Chief Financial Officer.

Leon Ling Chen has served as a member of Fincera’s Board of Directors since December 29, 2011. Mr. Chen is the Managing Director of Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd., the Chinese subsidiary of Graham Corporation (NYSE Amex: GHM), where he manages China operations, oversees financial control and accounting activities, and leads the expansion of sales and distribution networks within China. Mr. Chen joined Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd. in January of 2006, and also serves as a member of the board of directors of the company. Prior to his tenure at Graham, Mr. Chen was President and CEO of Bayspec Inc., a vertically integrated spectral sensing company. Mr. Chen received a BS in engineering from Tianjin University in China, and a BA in Economics from University of International Business & Economics in Beijing, China.

Spencer Ang Li has served as the Chief Executive Officer of Top Auto International Inc. (“Top Auto”), a wholly owned subsidiary of Fincera, since March 14, 2014, has served as Fincera’s Vice President, Product since June 24, 2015, and has served as a member of Fincera’s Board of Directors since June 26, 2014. He oversaw the development and launch of all of Fincera’s internet platforms, including CeraPay, CeraVest, TruShip, and most recently AutoChekk. Prior to joining Top Auto, from July 2011 to January 2014 Mr. Li was an Investment Banking Analyst at Cogent Partners in New York, an advisor for private equity secondary transactions. Mr. Li is also a partner of ValleyBridge Properties, LLC, a real estate fund that invests in distressed single family homes and vacation home developments in Orlando, Florida, which he co-founded in 2012. Mr. Li received a BS in Economics and BA in Psychology from Duke University in 2011. Spencer Ang Li is Yong Hui Li’s son.

The term of each director is until the next election of directors or their earlier resignation or removal. The terms of Yong Hui Li as Chief Executive Officer, Chen Lei as Senior Vice President, and Wei Xing as Chief Operating Officer are until May 9, 2018, unless terminated or extended pursuant to such person’s employment contract with Fincera.  The term of Jason Wang as Chief Financial Officer is until March 1, 2019, unless terminated or extended pursuant to his employment contract with Fincera.

Pursuant to the share exchange agreement entered into on February 4, 2009 and amended on March 11, 2009, James Cheng-Jee Sha and Diana Chia-Huei Liu were nominated as members of Fincera’s Board of Directors by the SCAC Shareholders’ Representative (as defined in the share exchange agreement) and Yong Hui Li and Spencer Ang Li were nominated as members of Fincera’s Board of Directors by the Fincera Shareholders’ Representative (as defined in the share exchange agreement). Leon Ling Chen was nominated upon the mutual agreement of the SCAC Shareholders’ Representative and the Fincera Shareholders’ Representative, pursuant to the share exchange agreement.

The business address of each party described above is 27/F, Kai Yuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China.

B.	Compensation

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, no officer and employee of Fincera, and no former officer of Fincera participated in deliberations of Fincera’s Board of Directors concerning executive officer compensation.

Fincera Director Compensation

Beginning in September 2009, Fincera’s compensation committee determined to pay $30,000 per annum to its independent directors.

Fincera’s Executive Officers and Employees

Executive Officers

The employment agreements with the executives were renewed on May 9, 2015 until May 9, 2018 (except in the case of Mr. Wang whose employment agreement was renewed on March 6, 2016);

•	Yong Hui Li does not receive compensation for serving as Chief Executive Officer, Jason Wang receives $220,000 per year as compensation for serving as Chief Financial Officer, Wei Xing receives $35,906 per year as compensation for serving as Chief Operating Officer, Chen Lei receives $31,890 per year as compensation for serving as Senior Vice President and as of July 1, 2015 Spencer Li receives $100,000 per year as compensation for serving as Vice President, Product. No executive officer is entitled to a bonus, unless otherwise approved by the board of directors;

•	the employment agreements may be terminated by the Company (i) upon termination of the executive “for cause”, which is defined as (A) the failure of the executive to properly carry out his duties after notice by the Company of the failure to do so and a reasonable opportunity for the executive to correct the same within a reasonable period specified by the Company; (B) any breach by the executive of one or more provisions of any written agreement with, or written policies of, the Company or his fiduciary duties to the Company likely to cause material harm to the Company and its related parties, at the Company’s reasonable discretion, or (C) any theft, fraud, dishonesty or serious misconduct by the executive involving his duties or the property, business, reputation or affairs of the Company and its related parties, (ii) due to the executive’s death, (iii) in the event the executive becomes eligible for the Company’s long-term disability benefits or if the executive is unable to carry out his responsibilities as a result of a physical or mental impairment for more than 90 consecutive days or for more than 120 days in any 12-month period, subject to applicable laws, and (iv) without cause upon one month written notice, in which case the executive will be entitled to 3 months’ base salary severance to the extent the executive is not otherwise employed during the severance period;

•	the employment agreements may be terminated by the respective executives: (i) for any reason or no reason at all upon 3 months’ advanced notice, or (ii) for “good reason” upon notice of the reason within 3 months of the event causing such reason and subject to a 20-day cure period for the Company. “Good reason” is defined as: a material reduction in the executive’s base salary, except for reductions that are comparable to reductions generally applicable to similarly situated executives of Fincera if (i) such reduction is effected by the Company without the consent of the executive and (ii) such event occurs within 3 months after a change in control. If the agreement is terminated by the executive for “good reason” then the executive is entitled to 1 month’s base salary severance to the extent the executive is not otherwise employed during the severance period;

•	each executive is subject to the non-compete, non-solicitation provisions of the agreement for a term of one year following termination of the employment agreement;

•	except for “prior inventions” (which is defined as all inventions, original works of authorship, developments, improvements, and trade secrets which were made by the executive prior to the executive’s employment with the Company), all inventions and other intellectual property created by the executive during the term of employment are the property of the Company, and the executive agrees to assist the Company to secure such intellectual property rights; and

•	the employment agreements include other customary terms and conditions, and are governed by the laws of Hong Kong.

Compensation for senior executives generally consists of four elements: a base salary, an annual performance bonus, equity and benefits.

In developing salary ranges, potential bonus payouts, equity awards and benefit plans, it is anticipated that the Compensation Committee will take into account: 1) competitive compensation among comparable companies and for similar positions in the market, 2) relevant ways to incentivize and reward senior management for improving shareholder value while building Fincera into a successful company, 3) individual performance, 4) how best to retain key executives, 5) the overall performance of Fincera and its various key component entities, 6) Fincera’s ability to pay and 7) other factors deemed to be relevant at the time.

Director and Executive Officer Compensation

The following table shows information concerning the annual compensation for services provided to Fincera by certain employees, including its Chief Executive Officer and its Chief Financial Officer.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)		Stock Awards ($)	All other Compensation ($)	Total Compensation ($)
Yong Hui Li, Chief Executive Officer	2015	—	—	—		—	—	—
Xing Wei, Chief Operating Officer	2015	35,906	—	24,705	(1)	—	—	60,611
Jason Wang, Chief Financial Officer	2015	220,000	20,000	—		—	—	240,000
Lei Chen, Senior Vice-President	2015	31,890	—	—		—	—	31,890
Spencer Li, VP Product	2015	50,000	—	—		—	—	50,000

(1)	On March 23, 2011, stock options for 72,000 shares of Fincera with an exercise price of $36.38 were granted to Mr. Wei. The value reported for each executive is the cost recognized in our financial statements during fiscal 2015, calculated in accordance with Accounting Standards Codification Topic 718 “Share-based Compensation.”

Fincera Inc. 2009 Equity Incentive Plan

The Fincera Inc. 2009 Equity Incentive Plan, which we refer as the 2009 incentive plan, was approved and took effect on April 8, 2009 upon the approval by the shareholders of Fincera Inc.

Under the terms of the 2009 incentive plan, 1,675,000 Fincera ordinary shares are reserved for issuance in accordance with its terms (provided, however, that dividend equivalent rights are payable solely in cash and therefore do not reduce the number of shares that may be granted under the incentive plan and that stock appreciation rights only reduce the number of shares available for grant under the incentive plan by the number of shares actually received by the grantee in connection with the stock appreciation right, if any). All awards under the incentive plan are made by Fincera’s Board of Directors or its Compensation Committee.

The purpose of the incentive plan is to assist Fincera in attracting, retaining and providing incentives to its employees, directors and consultants, and the employees, directors and consultants of its related parties, whose past, present and/or potential future contributions to Fincera have been, are or will be important to the success of Fincera and to align the interests of such persons with Fincera’s shareholders. It is also designed to motivate employees and to significantly contribute toward growth and profitability, by providing incentives to the directors, employees and consultants of Fincera and its related parties who, by their position, ability and diligence are able to make important contributions to the growth and profitability of Fincera and its related parties. The various types of incentive awards that may be issued under the incentive plan will enable Fincera to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business and the business of its related parties.

All directors, employees and consultants of Fincera and its related parties are eligible to be granted awards under the 2009 incentive plan.

Fincera Inc. 2015 Omnibus Equity Incentive Plan

The Fincera Inc. 2015 Omnibus Equity Incentive Plan, which we refer to as the 2015 incentive plan, took effect on September 24, 2015 and superseded the 2009 incentive plan. It is pending approval by the shareholders of Fincera Inc.

Under the terms of the 2015 incentive plan, 1,023,712 Fincera ordinary shares are reserved for issuance in accordance with its terms (provided, however, that dividend equivalent rights are payable solely in cash and therefore do not reduce the number of shares that may be granted under the incentive plan and that stock appreciation rights only reduce the number of shares available for grant under the incentive plan by the number of shares actually received by the grantee in connection with the stock appreciation right, if any). All awards under the incentive plan are made by Fincera’s Board of Directors or its Compensation Committee.

The purpose of the incentive plan is to assist Fincera in attracting, retaining and providing incentives to its employees, directors and consultants, and the employees, directors and consultants of its related parties, whose past, present and/or potential future contributions to Fincera have been, are or will be important to the success of Fincera and to align the interests of such persons with Fincera’s shareholders. It is also designed to motivate employees and to significantly contribute toward growth and profitability, by providing incentives to the directors, employees and consultants of Fincera and its related parties who, by their position, ability and diligence are able to make important contributions to the growth and profitability of Fincera and its related parties. The various types of incentive awards that may be issued under the incentive plan will enable Fincera to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business and the business of its related parties.

All directors, employees and consultants of Fincera and its related parties are eligible to be granted awards under the incentive plan.

Description of the Incentive Plan

A summary of the principal features of the 2015 incentive plan is provided below, but is qualified in its entirety by reference to the full text of the incentive plan, a copy of which is attached as Exhibit 4.31 to this Annual Report on Form 20-F.

Awards

The incentive plan provides for the grant of any type of arrangement to an employee, director or consultant of Fincera or its related parties, which involves or might involve the issuance of ordinary shares, cash, stock options or stock appreciation rights, or a similar right with a fixed or variable price related to the fair market value of the ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Such awards include, without limitation, incentive stock options, non-qualified stock options, stock appreciation rights, sales or bonuses of restricted shares, restricted share units and dividend equivalent rights, or any two or more of such awards in combination, for an aggregate of not more than 1,023,712of the ordinary shares, to directors, employees and consultants of Fincera or its related parties. If any award expires, is cancelled, or terminates unexercised or is forfeited, the number of ordinary shares subject thereto, if any, will again be available for grant under the incentive plan. The number of ordinary shares with respect to which stock options or stock appreciation rights may be granted to a grantee under the incentive plan in any calendar year cannot exceed 100,000. The number of restricted ordinary shares or restricted share units which may be granted to a grantee under the incentive plan in any calendar year cannot exceed 100,000.

As of December 31, 2015, there are approximately 2,470 employees, directors and consultants who are currently eligible to receive awards under the Incentive Plan. New directors, employees and consultants of Fincera or its related parties are eligible to participate in the incentive plan as well.

On September 3, 2009, December 3, 2009, May 19, 2010, August 19, 2010, March 23, 2011, September 24, 2015 and December 28, 2015, Fincera granted 681,840, 520,944, 27,024, 364,080, 72,000, 513,958 and 139,808 stock options, respectively, under the terms of the incentive plans. The exercise price under each of these stock options is $9.50, $25.65, $23.80, $27.19, $36.38, $28.00 and $28.00, respectively, the closing price of the Ordinary Shares on the date of grant. The total vesting period for each of these stock options is four years, with 25% vesting one year after the date of grant and the remaining 75% vesting ratably each month for three years thereafter. Each of these stock options has a term of 10 years.

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

As of December 31, 2015, 29,250 of these stock options had been exercised, and Fincera recorded compensation expense of $16,699,000 based on estimated fair value of the stock options on their dates of grant. All of the exercised stock options utilized a net exercise method, and therefore, the Company did not receive any cash proceeds from their exercise. The per share fair value of the stock options granted under the incentive plan was initially estimated using the Black-Scholes option-pricing model with the following assumptions:

Date of Grant	September 3, 2009	December 3, 2009	May 19, 2010	August 19, 2010	March 23, 2011

Dividend yield (1)	None	None	None	None	None
Risk-free interest rate (2)	2.95%	2.87%	2.82%	2.06%	2.73%
Volatility (3)	47%	42%	43%	46%	60%
Expected Life (in years) (4)	6.08	6.08	6.08	6.08	6.08

Date of Grant	September 24, 2015	December 28, 2015

Dividend yield (1)	None	None
Risk-free interest rate (2)	1.84%	2.05%
Volatility (3)	26%	25%
Expected Life (in years) (4)	6.08	6.08

(1)	The Company has no expectation of paying regular cash dividends on its common stock.

(2)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant.

(3)	The Company estimates the volatility of its common stock at the date of grant based on the implied volatility of publicly traded options on the common stock of companies within the same industry, with a term of two years.

(4)	The expected life of stock options granted under the incentive plan is based on expected exercise patterns, which the Company believes are representative of future behavior.

The Company used the binomial model to estimate the fair value of the modified options to reflect the amendment of the exercise prices of 984,048 shares of stock options previously granted in August 2012, using the following assumptions:

Date of Grant	December 3, 2009	May 19, 2010	August 19, 2010	March 23, 2011

Dividend yield (1)	None	None	None	None
Risk-free interest rate (2)	1.08%	1.17%	1.23%	1.30%
Volatility (3)	40%	40%	40%	40%
Expected Life (in years) (4)	7.30	7.80	8.00	8.60

(1)	The Company has no expectation of paying regular cash dividends on its common stock.

(2)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant.

(3)	The Company estimates the volatility of its common stock at the date of grant based on the implied volatility of publicly traded options on the common stock of companies within the same industry.

(4)	The expected life of stock options granted under the incentive plan is based on expected exercise patterns, which the Company believes are representative of future behavior.

The following table summarizes the outstanding options granted under the incentive plans as at December 31, 2015, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at December 31, 2015	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at December 31, 2015	Weighted Average Exercise Price

$9.50 to $28.00	2,159,042	$5.80	5.76	1,514,056	$12.37

Administration of the Incentive Plan

The incentive plan is administered by either Fincera’s Board of Directors or its compensation committee (referred to as the committee), if the Board of Directors delegates administration of the incentive plan. Among other things, the Board of Directors or, if the Board of Directors delegates its authority to the committee, the committee, has complete discretion, subject to the express limits of the incentive plan, to determine the employees, directors and consultants to be granted awards, the types of awards to be granted, the terms and conditions of awards granted, the number of Fincera ordinary shares subject to each award, if any, the exercise price under each option, the base price of each stock appreciation right, the term of each award, the vesting schedule and/or performance goals for each award that utilizes such a schedule or provides for performance goals, whether to accelerate vesting, the value of the ordinary shares, and any required withholdings. The Board of Directors or the committee may amend, modify or terminate any outstanding award, provided that the grantee’s written consent to such action is required if the action would adversely affect the grantee. The Board of Directors or the committee is also authorized to construe the award agreements and may prescribe rules relating to the incentive plan. The Board of Directors or committee may reduce the exercise price of options or reduce the base appreciation amount of any stock appreciation right without shareholder approval. Except as specified below, no award intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code may have a per share exercise or purchase price, if any, of less than 100% of the fair market value of an Fincera ordinary share on the date of grant.

Special Terms Relating to Stock Options

The incentive plan provides for the grant of stock options, which may be either “incentive stock options” (ISOs), which are intended to meet the requirements for special U.S. federal income tax treatment under the Code, or “nonqualified stock options” (NQSOs). Stock options may be granted under the incentive plan on such terms and conditions as the Board of Directors or the Committee, if any, may determine; however, the per ordinary share exercise price under a stock option granted under the incentive plan may not be less than 100% of the “fair market value” (as defined in the incentive plan) of an ordinary share on the date of grant of the stock option, and the term of an ISO may not exceed ten years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital stock of Fincera or a parent or subsidiary of Fincera). ISOs may only be granted to employees. In addition, the aggregate fair market value of the ordinary shares underlying one or more ISOs (determined at the time of grant of the ISO or ISOs) which are exercisable for the first time by any one employee during any calendar year may not exceed $100,000. The Board of Directors or the Committee, if any, may permit a cashless “net exercise” of stock options granted under the incentive plan. As of December 31, 2015, all the stock options granted are ISOs.

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

Amendments

Fincera’s Board of Directors may at any time amend, alter, suspend or terminate the incentive plan; provided, that no amendment requiring shareholder approval will be effective unless such approval has been obtained, and provided further that no amendment of the incentive plan or its termination may be effected if it would adversely affect the rights of a grantee without the grantee’s consent.

Certain U.S. Federal Income Tax Consequences of the Incentive Plan

The following is a general summary of the U.S. federal income tax consequences under current tax law to Fincera, were it subject to U.S. federal income taxation on a net income basis, and to grantees under the incentive plan who are individual citizens or residents of the United States for U.S. federal income tax purposes (“U.S. grantees”), of ISOs, NQSOs, sales or bonuses of restricted shares, restricted share units, dividend equivalent rights and SARs granted pursuant to the incentive plan. It does not purport to cover all of the special rules that may apply, including special rules relating to limitations on the ability of Fincera to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, grantees subject to Section 16(b) of the Exchange Act and the exercise of a stock option with previously-acquired ordinary shares. This summary assumes that U.S. grantees will hold their ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not address the application of the passive foreign investment company rules of the Code to U.S. grantees, which are discussed generally in the section of this Annual Report on Form 20-F in the section captioned “Taxation – United States Federal Income Taxation – Tax Consequences to U.S. Holders – Passive Foreign Investment Company Rules”. In addition, this summary does not address the foreign, state or local income or other tax consequences, or any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the incentive plan or ordinary shares issued pursuant thereto. Grantees are urged to consult their own tax advisors concerning the tax consequences to them of an award under the incentive plan or ordinary shares issued pursuant thereto.

A U.S. grantee generally does not recognize taxable income upon the grant of an NQSO or an ISO. Upon the exercise of an NQSO, the U.S. grantee generally recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the ordinary shares acquired on the date of exercise over the exercise price thereunder, and Fincera would generally be entitled to a deduction for such amount at that time. If the U.S. grantee later sells ordinary shares acquired pursuant to the exercise of an NQSO, the grantee generally recognizes a long-term or a short term capital gain or loss, depending on the period for which the ordinary shares were held thereby. A long-term capital gain is generally subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations.

Upon the exercise of an ISO, the U.S. grantee generally does not recognize taxable income. If the U.S. grantee disposes of the ordinary shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the ordinary shares to the grantee, the grantee generally recognizes a long-term capital gain or loss, and Fincera would not be entitled to a deduction. However, if the grantee disposes of such ordinary shares prior to the end of the required holding period, all or a portion of the gain is treated as ordinary income, and Fincera would generally be entitled to deduct such amount.

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

A U.S. grantee who receives a bonus of restricted ordinary shares or who purchases restricted ordinary shares, which, in either case, are subject to a substantial risk of forfeiture and certain transfer restrictions, generally recognizes ordinary compensation income at the time the restrictions lapse in an amount equal to the excess, if any, of the fair market value of the ordinary shares at such time over any amount paid by the grantee for the ordinary shares. Alternatively, the U.S. grantee may elect to be taxed upon receipt of the restricted ordinary shares based on the value of the ordinary shares at the time of receipt. Fincera would generally be entitled to deduct such amount at the same time as ordinary compensation income is required to be included by the U.S. grantee and in the same amount. Dividends received with respect to such restricted ordinary shares are generally treated as compensation, unless the grantee elects to be taxed on the receipt (rather than the vesting) of the restricted ordinary shares.

A U.S. grantee generally does not recognize income upon the grant of an SAR. The U.S. grantee recognizes ordinary compensation income upon the exercise of the SAR equal to the increase in the value of the underlying shares, and Fincera would generally be entitled to a deduction for such amount.

A U.S. grantee generally does not recognize income in connection with a dividend equivalent right or restricted share unit until payments are received thereunder. At such time, the U.S. grantee recognizes ordinary compensation income equal to the amount of any cash payments and the fair market value of any ordinary shares received, and Fincera would generally be entitled to deduct such amount at such time.

Retirement Benefits

As of December 31, 2015, Fincera’s subsidiaries in the PRC have participated the government-mandated employee welfare and retirement benefit contribution and provided pension, retirement or similar benefits to its employees. The PRC regulations require our PRC subsidiaries to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees.  The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits.  Our subsidiaries have no further commitments beyond this monthly contribution.

Fincera’s only employees are its executive officers for which it has entered into employment contracts with. Fincera does not accrue pension, retirement or similar benefits, except for a nominal amount of employer matching that may occur for U.S. based employees’ 401k plans.

C.	Board Practices

Board Committees

Fincera’s Board of Directors has an audit committee, governance and nominating committee, and compensation committee, and has adopted a charter for each committee. Each committee consists of Leon Chen, James Sha and Diana Liu, each of whom is an independent director. James Sha has been designated an “Audit Committee Financial Expert” under SEC rules and the current listing standards of the NASDAQ Marketplace Rules. Our corporate governance practices do not differ from those followed by U.S. domestic companies under the listing standards of NASDAQ.

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

The governance and nominating committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the governance and nominating committee a candidate for election to the board should send their letters to Fincera Inc., 27/F, Kai Yuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, 050011, People’s Republic of China, Attention: Governance and Nominating Committee. The corporate secretary will promptly forward all such letters to the members of the governance and nominating committee. Shareholders must follow certain procedures to recommend to the governance and nominating committee candidates for election as directors. In general, in order to provide sufficient time to enable the governance and nominating committee to evaluate candidates recommended by shareholders in connection with selecting candidates for nomination in connection with Fincera’s annual meeting of shareholders, the corporate secretary must receive the shareholder’s recommendation no later than thirty (30) days after the end of Fincera’s fiscal year. For a list of information required to be submitted with a recommendation, please contact Fincera’s secretary at the address listed above.

Compensation Committee

The compensation committee, consisting of Messrs. Sha and Chen and Ms. Liu, is responsible for making recommendations to the board concerning salaries and incentive compensation for our officers and employees and administers our stock option plans. Its responsibilities include the following functions:

•	review Fincera’s corporate goals and objectives relevant to the executives ’ compensation at least annually; evaluate the executives’ performance in light of such goals and objectives; and, either as a compensation committee or, together with the other independent directors (as directed by the board), determine and approve the executives’ compensation level based on this evaluation. In determining the long-term incentive component of the executives’ compensation, the compensation committee will consider Fincera’s performance, the value of similar incentive awards to the executives at comparable companies, the awards given to the executives in past years and any relevant legal requirements and associated guidance of the applicable law;

•	at least annually review and make recommendations to the board with respect to non-executive officer and independent director compensation to assist the board in making the final determination as to non-executive officer and independent director compensation;

•	attempt to ensure that Fincera’s compensation program is effective in attracting and retaining key employees, reinforce business strategies and objectives for enhanced shareholder value, and administer the compensation program in a fair and equitable manner consistent with established policies and guidelines;

•	administer Fincera’s incentive-compensation plans and equity-based plans, insofar as provided therein;

•	make recommendations to the board regarding approval, disapproval, modification, or termination of existing or proposed employee benefit plans;

•	approve any stock option award or any other type of award as may be required for complying with any tax, securities, or other regulatory requirement, or otherwise determined to be appropriate or desirable by the compensation committee or board;

•	approve the policy for authorizing claims for expenses from the executives;

•	review and assess the adequacy of this charter annually; and

•	review and approve the compensation disclosure and analysis prepared by Fincera’s management, as required to be included in Fincera’s annual report on Form 20-F, or equivalent, filed with the SEC.

Director Independence

Fincera’s Board of Directors has determined that Messrs. Sha and Chen and Ms. Liu qualify as independent directors under the rules of the NASDAQ Stock Market because they do not currently own a large percentage of Fincera’s capital stock, are not currently employed by Fincera, have not been actively involved in the management of Fincera and do not fall into any of the enumerated categories of people who cannot be considered independent in the NASDAQ Stock Market Rules.

D.	Employees

On December 31, 2015, our subsidiaries had 2,470 employees.

Fincera has no contracts or collective bargaining agreements with labor unions and has never experienced work stoppages. Fincera considers its relations with its employees to be good.

E.	Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth, as of March 15, 2016, certain information regarding beneficial ownership of Fincera’s ordinary shares by each person who is known by Fincera to beneficially own more than 5% of Fincera’s ordinary shares. The table also identifies the stock ownership of each of Fincera’s directors, each of Fincera’s named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Fincera’s major shareholders do not have different voting rights than any other holder of Fincera’s ordinary shares.

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

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares (2)
Honest Best Int’l Ltd. (3)	19,091,276		81.06%
Yong Hui Li	19,091,276	(4)	81.06%
James Cheng-Jee Sha	1,295,157	(5)	5.50%
Diana Chia-Huei Liu	251,161	(6)	1.07%
Xing Wei	332,642	(7)	1.40%
Leon Ling Chen	5,000	(8)	*
Lei Chen	168,054	(9)	*
Jason Wang	131,100	(10)	*
Spencer Ang Li	37,800		*

All directors and executive officers as a group (eight individuals)	21,312,190	(11)	89.98%

* Less than 1%

(1)	Unless indicated otherwise, the business address of each of the individuals is 27/F, Kai Yuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China.

(2)	Based on 23,550,993 ordinary shares of Fincera issued and outstanding as of March 15, 2016, except that ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(3)	Yong Hui Li is the sole shareholder of Honest Best Int’l Ltd. and has sole voting and dispositive power over such shares.

(4)	Consists of 19,091,276 shares of Fincera owned by Honest Best Int’l Ltd., whose sole shareholder is Mr. Yong Hui Li.

(5)	Consists of 995,157 shares owned by Sha Living Trust. Mr. Sha is a trustee of Sha Living Trust, and 300,000 ordinary shares owned by Irrevocable Trust of James CJ Sha and Wen-Hsing Sha. Mr. Sha’s spouse is a trustee of this trust.

(6)	Includes 9,798 ordinary shares of Fincera owned by William Tsu-Cheng Yu, Ms. Liu’s husband.

(7)	Includes 230,400 shares underlying fully vested and exercisable incentive stock options. (8) Includes 2,200 ordinary shares of Fincera owned by Xue Jun Yan, Mr. Chen’s wife.

(9)	Consists of 23,944 ordinary shares and 115,200 shares underlying fully vested and exercisable incentive stock options owned by Lei Chen, and 28,910 ordinary shares of Fincera owned by Lei Chen’s spouse.

(10)	Includes 115,200 shares underlying fully vested and exercisable incentive stock options.

(11)	Includes 460,800 shares underlying fully vested and exercisable incentive stock options.

For a description of the Fincera Inc. 2009 Equity Incentive Plan and the Fincera Inc. Omnibus Equity Incentive Plan, please refer to Item 6B.

As of March 31, 2016 approximately 13.4% of the ordinary shares were held by residents of the United States and there were 10 shareholder of record in the United States.

B.	Related Party Transactions

Prepaid expenses, related party:

During the periods presented, the Company has paid the interest to Xinji Beiguo Mall in advance in order to facilitate a faster payment speed.

The outstanding amounts of prepaid expense, related party as of December 31, 2015 and 2014 were as follows (in thousands):

		December 31,
	Note	2015	2014

Xinji Beiguo Mall	(1)	—	50
Total		$—	$50

Note:

(1)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%.

Loans, net, related party:

During the periods presented, the Company has provided the loans to Yuanshi County Natural Gas Sales Company. The balance matured in June 2015.

The outstanding amounts of loans, net, related party as of December 31, 2015 and 2014 were as follows (in thousands):

		December 31,
	Note	2015	2014

Yuanshi County Natural Gas Sales Company	(1)	—	782
Total		$—	$782

Note:

(1)	Entity controlled by Mr. Li’s brother.

Financing payables, related parties:

During the periods presented, the Company has borrowed from the Company’s Chairman and Chief Executive Officer, Mr. Li, Honest Best and companies affiliated with Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs.

The amount due to Alliance Rich represented a portion of the consideration paid in the acquisition of Heat Planet. The amount was payable within six months of occupation of the Kai Yuan Center by the Company, which was completed in April 2013 and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, which were delivered in December 2012. In October 2013, the unpaid amount began to accrue interest at the one-year rate announced by the People’s Bank of China (4.35% as of December 31, 2015). As of December 31, 2015 approximately $4.1 million is still owed to Alliance Rich for the acquisition of Heat Planet.

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

The amount due to Yuanshi County Natural Gas Sales Company represented security deposits withheld when Yuanshi purchased notes through the CeraVest financing platform.

During the periods presented, the Company received internet-based financings from Ruituo, a company controlled by Mr. Li’s brother. The amount due to Ruituo is unsecured and due on demand by Ruituo and bore interest at approximately 8.00% per annum, based on the weighted average outstanding payable balances at month end.

In 2015, the Company obtained internet-based financings from Beiguo Auto and Xinji Beiguo Mall, companies affiliated with Mr. Li. Mr. Li holds 20.92% of indirect beneficial ownership in both Beiguo Auto and Xinji Beiguo Mall. The Company pays a financing charge of approximately 9% per annum to Beiguo Auto and Xinji Beiguo Mall for the funds obtained due to this financing arrangement. The financing arrangement is personally guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days.

The outstanding financing payables to related parties as of December 31, 2015 and 2014 were as follows (in thousands):

		December 31,
	Notes	2015	2014

Mr. Li		$144	$144
Alliance Rich	(1)	4,088	3,917
Hebei Kaiyuan	(1)	4,400	4,436
Smart Success	(1)	9	9
Hebei Ruijie Hotel Management Company	(1)	39,608	15,690
Ruituo	(2)	58,536	9,799
Beiguo Auto	(3)	23	—
Xinji Beiguo Mall	(3)	61	—
Yuanshi County Natural Gas Sales Company	(2)	—	77
Total		$106,869	$34,072

Notes:

(1)	Entity controlled by Mr. Li.
(2)	Entity controlled by Mr. Li’s brother.

(3)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%.

Borrowed funds from CeraVest investor, related party:

A summary of the Company’s borrowed funds from CeraVest investor, related party is as follows (in thousands):

		December 31,
	Note	2015	2014

Mr. Chen Lei	(1)	2,716	—
Total		$2,716	$—

Note:

(1)	The senior vice president of Fincera.

During the periods presented, Chen Lei, the senior vice president, has provided funding to the Company through the CeraVest platform for the purpose of funding CeraVest loans with a six-month term and are secured by the counterpart loans, net. These payables represent two types of investment, CeraVest Fixed and CeraVest Flex, amounted to $2.7 million and $13, with weighted average interest rate of 8.62% and 8.03% per annum as of December 31, 2015, respectively.

Related Parties Transactions

During the periods presented, the details of the related party transactions were as follows (in thousands):

	Notes		Years Ended December 31,
			2015	2014	2013

Capital nature:
Hebei Kaiyuan	(1)	(a)	—	—	20,973
Hebei Kaiyuan	(1)	(c)	—	50,616	19,562
Hebei Ruijie Hotel Management Co. Ltd	(1)	(a)	24,098	24,413	24,200
Hebei Ruijie Hotel Management Co. Ltd	(1)	(c)	80,488	15,461	—
Kaiyuan Shengrong	(1)	(b)	—	—	10,487
Kaiyuan Shengrong	(1)	(d)	—	—	10,487
Beijing Wantong Longxin Auto Trading Co., Ltd. (“Beijing Wantong”)	(2)	(c)	—	—	2,662
Ruituo	(3)	(a)	24,098	48,826	24,200
Ruituo	(3)	(e)	55,115	7,927	—
Ruituo	(3)	(f)	3,908	31	—
Beiguo Auto	(5)	(e)	182	—	—
Beiguo Auto	(5)	(f)	67	—	—
Xinji Beiguo Mall	(5)	(e)	35,627	—	—
Xinji Beiguo Mall	(5)	(f)	1,592	—	—
Mr. Li	(4)	(a)	223,793	—	69,374
Mr. Wei	(6)	(a)	16,066	—	—
Alliance Rich	(1)	(f)	168	939	339
Hebei Ruijie Hotel Management Company	(1)	(h)	—	73	—

Operating nature:
Hebei Kaiyuan	(1)	(f)	301	311	214
Kaiyuan Shengrong	(1)	(f)	—	—	325
Hebei Ruijie Hotel Management Company	(1)	(g)	1,204	949	—
Hebei Ruijie Hotel Management Company	(1)	(f)	968	128	—
Yuanshi County Natural Gas Sales Company	(3)	(i)	—	857	—
Yuanshi County Natural Gas Sales Company	(3)	(m)	—	2,074	—
Yuanshi County Natural Gas Sales Company	(3)	(j)	25	23
Yuanshi County Natural Gas Sales Company	(3)	(k)	927	190
Yuanshi County Natural Gas Sales Company	(3)	(l)	11	3

Notes:

(1)	Entity controlled by Mr. Li.

(2)	Entity which Mr. Li’s brother holds 40% equity interest.

(3)	Entity controlled by Mr. Li’s brother.

(4)	The Chairman and Chief Executive Officer of Fincera.

(5)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%

(6)	The Chief Operating Officer of Fincera.

Nature of transaction:

(a)	Bank loan guarantee provided to the bank by the related parties.

(b)	Bank loan guarantee provided by the Company to the affiliate.

(c)	Loan provided to the Company during the year.

(d)	Receivables of the Company pledged to guarantee the bank loans borne by the affiliate.

(e)	Internet-based financing provided to the Company during the year.

(f)	Interest incurred by the Company during the year.

(g)	Conference fees.

(h)	Construction fees.

(i)	CeraVest loans and security deposits.

(j)	CeraVest interest revenue.

(k)	CeraPay funds used.

(l)	CeraPay revenue.

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

Fincera’s ordinary shares have been quoted on the over the counter market under the symbol AUTCF since February 28, 2012. Our ordinary shares are currently quoted on the OTC QB market.

Prior to February 28, 2012, the ordinary shares had been quoted on the OTC Pink Market since October 4, 2011 under the symbol AUTC. Prior to October 4, 2011, the ordinary shares had been listed on the NASDAQ Stock Market since October 5, 2009 under the symbol AUTC. Prior to October 5, 2009, the ordinary shares had been quoted on the OTC QB since March 28, 2008. Fincera’s ordinary shares did not trade on any market or exchange prior to March 28, 2008.

The table below reflects the high and low sales prices on the NASDAQ Stock Market for the period from January 1, 2011 through October 4, 2011, the high and low bid prices for Fincera’s ordinary shares on the OTC QB Pink Sheets for the period from October 5, 2011 through February 28, 2012 and the high and low bid prices for Fincera’s ordinary shares on the over the counter market (we are currently on the OTC QB) for the period from February 28, 2012 through March 31, 2016.

In June 2015, we changed our name from AutoChina International Ltd. to Fincera Inc. to better suit our new internet-based business. However, FINRA did not allow our name change to be processed for trading purposes. This has resulted in a number of brokers advising us that they are unable to trade shares for their clients. Therefore, although our shares are still quoted under the symbol AUTCF, our shareholders may have difficulty trading our stock.

	Ordinary Shares
	High	Low
Annual Highs and Lows
2011	$39.81	$6.00
2012	28.50	11.50
2013	21.00	5.10
2014	20.00	8.00
2015	28.00	15.50

Quarterly Highs and Lows

2014
First Quarter	$20.00	$12.15
Second Quarter	17.82	8.00
Third Quarter	14.50	12.00
Fourth Quarter	20.00	14.00
2015
First Quarter	$28.00	$15.50
Second Quarter	24.00	18.25
Third Quarter	28.00	20.00
Fourth Quarter	28.00	21.25
2016
First Quarter	$29.00	$18.00

Monthly Highs and Lows
October 2015	$26.25	$21.25
November 2015	28.00	26.25
December 2015	28.00	26.75
January 2016	28.00	26.00
February 2016	29.00	19.00
March 2016	28.50	18.00

Number of Holders.  As of March 15, 2016, there were 10 holders of record of our outstanding ordinary shares, though we believe that the number of beneficial holders is significantly greater.

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

Fincera’s ordinary shares have been quoted on the over the counter market (currently on the OTC QB) under the symbol AUTCF since February 28, 2012. Our ordinary shares were quoted the OTC Pink Market under the symbol AUTC from October 4, 2011 to February 28, 2012, and prior to that our ordinary shares were listed on the NASDAQ Capital Market under the symbol AUTC.

Prior to February 28, 2012, the ordinary shares had been quoted on the OTC Pink Market since October 4, 2011 under the symbol AUTC. Prior to October 4, 2011, the ordinary shares had been traded on the NASDAQ Capital Market since October 5, 2009 under the symbol AUTC. Prior to October 5, 2009, the ordinary shares had been quoted on the OTC Bulletin Board since March 28, 2008. Prior to March 28, 2008, Fincera’s ordinary shares did not trade on any market or exchange.

In June 2015, we changed our name from AutoChina International Ltd. to Fincera Inc. to better suit our new internet-based business. However, FINRA did not allow our name change to be processed for trading purposes. This has resulted in a number of brokers advising us that they are unable to trade shares for their clients. Therefore, although our shares are still quoted under the symbol AUTCF, our shareholders may have difficulty trading our stock.

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

Other than in the ordinary course of business and other than those described under this item, in “Item 4. Information on the Company — A. History and Development of the Company” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.	Exchange Controls and Other Limitations Affecting Security Holders

Under Cayman Islands law, there are no exchange control restrictions in the Cayman Islands.

E.	Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares, sometimes referred to as our “securities,” is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. As used in this discussion, references to “we,” “our,” or “us” refer only to Fincera Inc., and references to “ACG” refer only to AutoChina Group Inc.

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

With respect to non-corporate U.S. Holders, such dividends may be subject to U.S. federal income tax at the lower applicable long-term capital gains tax rate (see “—Taxation on the Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a Chinese “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “U.S.-PRC Tax Treaty,” (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently do not include the OTC QB. Because our ordinary shares are currently quoted only on the OTC QB and, in any event, we may be treated as a PFIC (as discussed below), any cash dividends paid on our ordinary shares currently may not qualify for the lower rate. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our ordinary shares.

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

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum regular rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

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

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our 2015 taxable year, we may be treated as a PFIC for our 2015 taxable year. However, since we have not performed a definitive analysis with respect to our PFIC status for our 2015 taxable year, there can be no assurance with respect to our status as a PFIC for such taxable year. There also could be no assurance with respect to our PFIC status for our current (2016) taxable year or any future taxable year. U.S. Holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules.

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

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election, along with a purge of the PFIC taint pursuant to a purging election), any gain recognized on the sale or other taxable disposition of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF generally are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

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

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The OTC QB currently is not considered to be a national securities exchange that would allow a U.S. Holder to make or maintain a mark-to-market election. Because our ordinary shares are currently quoted only on the OTC QB, such shares may not qualify as marketable stock for purposes of the election.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our ordinary shares generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower- tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

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

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at 27/F, Kai Yuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China, Tel: +86 311 8382 7688, Fax: +86 311 8381 9636.

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

For disclosures regarding market risk exposure, see “Item 5 - Operating and Financial Review and Prospects – Liquidity and Capital Resources – Quantitative and Qualitative Disclosures about Market Risk” above.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

As of March 31, 2016, there had been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities had not been altered by the issuance or modification of any other class of securities.

There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2015. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2015 were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this evaluation under the criteria established in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

Our registered public accounting firm, Marcum Bernstein & Pinchuck LLP, which audited our financial statements included in this annual report on Form 20-F has issued an attestation report on management’s assessment of our internal control over financial reporting. Such attestation report is provided in full below.

C.	Attestation Report of the Registered Public Accounting Firm

To the Audit Committee of the

Board of Directors and Stockholders of

Fincera Inc.

We have audited Fincera Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material aspects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2015 and 2014 and the related consolidated statements of income and comprehensive (loss) income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2015, 2014 and 2013, and our report dated May 2, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk LLP

New York, New York

May 2, 2016

D.	Changes in Internal Controls Over Financial Reporting

It should be noted that while our disclosure controls and procedures as of December 31, 2015 were designed at the reasonable assurance level, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the quarter ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Mr. James Cheng-Jee Sha is an audit committee financial expert and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B.	CODE OF ETHICS

In May 2009, our board of directors adopted a code of ethics that applies to our directors, officers and employees as well as those of our subsidiaries. We will provide a copy of our code of ethics to any person, without charge, upon request. Requests for copies of our code of ethics should be sent in writing to Fincera Inc., 27/F, Kai Yuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China, Tel: +86 311 8382 7688, Fax: +86 311 8381 9636.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Marcum Bernstein & Pinchuk LLP for fiscal years ended December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014

Audit Fees – Marcum Bernstein & Pinchuk LLP	$481,853	$488,257
Audit-Related Fees	0	0
Tax Fees	0	0
All Other Fees	0	0
Total Fees	$481,853	$488,257

Audit Fees

Marcum Bernstein & Pinchuk LLP audit fees for 2015 and 2014 consist of the audits of our financial statements for the years ended December 31, 2015, 2014 and 2013 and the reviews of our interim financial statements included in 6-K filings for 2015 and 2014.

Non Audit-Related Fees

There were no non audit-related fees incurred by the Company during 2014 or 2015.

Tax Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP for tax services rendered during fiscal years ended December 31, 2015 and 2014.

All Other Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP for other professional services rendered during fiscal years ended December 31, 2015 and 2014.

Pre-Approval of Services

Before we engage our external auditors to render audit or non-audit services, the engagement is pre-approved by our audit committee.  Our audit committee reviews our external auditors’ engagements letters for audit and non-audit services.  All of the services provided by our external auditors for the fiscal years 2015, 2014 and 2013 were pre-approved by the audit committee in this manner.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company did not repurchase any of its shares in the years ended December 31, 2015 and 2014.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

There were no changes to the certifying accountant for the year ended December 31, 2015.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association (1)
1.2	Amendment to Memorandum and Articles of Association (12)
2.1	Specimen Ordinary Share Certificate (2)
4.1	Share Exchange Agreement (3)
4.2	Form of Indemnification Agreement (4)
4.3	Form of Fincera Inc. 2009 Equity Incentive Plan (5)
4.4	Executive Employment Agreement between the Registrant and Yong Hui Li, dated April 9, 2012 (11)
4.5	Executive Employment Agreement between the Registrant and Wei Xing, dated April 9, 2012 (11)
4.6	Executive Employment Agreement between the Registrant and Chen Lei, dated April 9, 2012 (11)
4.7	Executive Employment Agreement between the Registrant and Jason Wang, dated October 11, 2012 (11)
4.8	Business Operation Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (11)
4.9	Equity Pledge Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (11)
4.10	Option Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (11)
4.11	Services Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (11)
4.12	Voting Attorney Agreement (Xuhan Trading) between Hebei Kaiyuan Real Estate Development Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 15, 2009 (11)
4.13	Business Operation Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd.., dated January 31, 2013 (11)
4.14	Equity Pledge Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.15	Option Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)

4.16	Services Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.17	Voting Attorney Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.18	Business Operation Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd.., dated January 31, 2013 (11)
4.19	Equity Pledge Agreement between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)

4.20	Option Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.21	Services Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.22	Voting Attorney Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.23	Summary of Lease Securitization Agreement, by and between Chuangjie Trading and Citic Trust Co., Ltd., dated October 28, 2010 (6)
4.31	Form of Fincera Inc. 2015 Omnibus Equity Incentive Plan
8.1	Subsidiaries of the Registrant
11	Code of Ethics (9)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Marcum Bernstein & Pinchuk LLP, independent registered public accounting firm
101	Interactive Data File

(1)	Incorporated by reference to Registration Statement on Form F-1, filed with the SEC on Form F-1 filed May 29, 2009.

(2)	Incorporated by reference to Fincera’s Registration Statement (File No. 333-147284), filed with the SEC on Form S-1 dated January 30, 2008.
(3)	Incorporated by reference to Annex C to Fincera’s Final Proxy Statement, filed as Exhibit 99.1 to Fincera’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(4)	Incorporated by reference to Schedule N to Annex C to Fincera’s Final Proxy Statement, filed as Exhibit 99.1 to Fincera’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(5)	Incorporated by reference to Annex E to Fincera’s Final Proxy Statement, filed as Exhibit 99.1 to Fincera’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(6)	Incorporated by reference to Fincera’s Amendment No. 1 to the Annual Report on Form 20-F/A, filed with the SEC on December 6, 2011.
(7)	Incorporated by reference to Fincera’s Annual Report on Form 20-F, filed with the SEC on November 30, 2011.
(8)	Incorporated by reference to Fincera’s Annual Report on Form 20-F, filed with the SEC on April 5, 2012.
(9)	Incorporated by reference to Fincera’s Annual Report, filed with the SEC on Form 20-F filed June 9, 2009.
(10)	Incorporated by reference to Fincera’s Annual Report on Form 20-F, filed with the SEC on April 30, 2013.
(11)	Incorporated by reference to Fincera’s Annual Report on Form 20-F, filed with the SEC on April 18, 2014.
(12)	Incorporated by reference to Fincera’s Annual Report on Form 20-F, filed with the SEC on April 30, 2015.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FINCERA INC.

May 2, 2016	By:	/s/ Yong Hui Li
Yong Hui Li
Chief Executive Officer

May 2, 2016	By:	/s/ Jason Wang
Jason Wang
Chief Financial Officer

FINCERA INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Audit Committee of the

Board of Directors and Stockholders of

Fincera Inc.

We have audited the accompanying consolidated balance sheets of Fincera Inc. and Subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income and comprehensive (loss) income, changes in stockholders’ equity and cash flows for each of the three years ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for the years ended December 31, 2015, 2014 and 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The additional information listed in note 20 to the consolidated financial statements is presented for purposes of complying with the Security and Exchange Commission’s rules and is not part of the basic consolidated financial statements. This additional information has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated May 2, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

New York, New York

May 2, 2016

FINCERA INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	December 31,
	2015	2014
ASSETS
Current assets
Cash and cash equivalents	$61,957	$26,027
Restricted cash	157	988
Other financing receivables, net	235,349	12,832
Loans, net, related party	—	782
Loans, net	250,659	19,105
Prepaid expenses, related party	—	50
Prepaid expenses and other current assets	1,520	645
Current assets of discontinued operations	104,595	398,062
Total current assets	654,237	458,491

Property, equipment and leasehold improvements, net	73,817	80,152
Deferred income tax assets	7,011	4,919
Non-current assets of discontinued operations	15,250	69,083

Total assets	$750,315	$612,645

The accompanying notes are an integral part of these consolidated financial statements.

FINCERA INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	December 31,
	2015	2014
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term bank borrowings (including short-term bank borrowings of the consolidated VIEs without recourse to Fincera of $56,363 and $138,912 as of December 31, 2015 and 2014, respectively)	$75,921	$155,254
Long-term bank borrowings, current portion (including long-term bank borrowings, current portion of the consolidated VIEs without recourse to Fincera of nil and nil as of December 31, 2015 and 2014, respectively)	13,860	2,451
Borrowed funds from CeraVest investor, related party (including borrowed funds from CeraVest investor, related party of the consolidated VIEs without recourse to Fincera of $2,716 and nil as of December 31, 2015 and 2014, respectively)	2,716	—
Borrowed funds from CeraVest investors (including borrowed funds from CeraVest investors of the consolidated VIEs without recourse to Fincera of $202,725 and $88 as of December 31, 2015 and 2014, respectively)	202,725	88
Financing payables, related parties (including financing payables, related parties of the consolidated VIEs without recourse to Fincera of $58,620 and $9,799 as of December 31, 2015 and 2014, respectively)	106,869	34,072
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to Fincera of $14,334 and $5,501 as of December 31, 2015 and 2014, respectively)	35,806	14,924
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Fincera of $2,562 and $1,559 as of December 31, 2015 and 2014, respectively)	3,317	1,582
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIEs without recourse to Fincera of 9,868 and 106,879 as of December 31, 2015 and 2014, respectively)	50,445	117,412
Total current liabilities	491,659	325,783

Noncurrent liabilities
Long-term bank borrowings (including long-term bank borrowings of the consolidated VIEs without recourse to Fincera of nil and nil as of December 31, 2015 and 2014, respectively)	—	14,708
Non-current liabilities of discontinued operations (including non-current liabilities of discontinued operations of the consolidated VIEs without recourse to Fincera of nil and nil as of December 31, 2015 and 2014, respectively)	2,587	9,102
Total liabilities	494,246	349,593

Commitment and Contingencies

Stockholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized – 1,000,000,000 shares; issued and outstanding – 23,550,993 shares at December 31, 2015; and $0.001 par value authorized – 100,000,000 shares; issued and outstanding – 23,549,644 shares at December 31, 2014	24	24
Additional paid-in capital	329,276	328,884
Statutory reserves	27,014	26,222
Accumulated deficit	(115,229)	(122,718)
Accumulated other comprehensive income	14,984	30,640
Total stockholders’ equity	256,069	263,052

Total liabilities and stockholders’ equity	$750,315	$612,645

The accompanying notes are an integral part of these consolidated financial statements.

FINCERA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE (LOSS) INCOME

(in thousands except share and per share data)

	Years ended December 31,
	2015	2014	2013

Income
Service charges	$35,564	$301	$—
Interest income	11,021	137	177
Property lease and management	9,726	4,937	501
Total income	56,311	5,375	678

Operating Costs and Expenses
Interest expense	16,694	7,292	—
Interest expense, related parties	7,006	1,409	553
Provision for credit losses	10,021	209	—
Property and management cost	2,063	2,532	1,360
Selling and marketing	3,038	493	414
General and administrative	17,139	8,810	8,819
Litigation expense	—	4,350	—
Total operating costs and expenses	55,961	25,095	11,146

Income (loss) from continuing operations before income taxes	350	(19,720)	(10,468)
Income tax provision (benefit)	274	(3,398)	(1,702)
Income (loss) from continuing operations	76	(16,322)	(8,766)

Income from discontinued operations, net of taxes	8,205	26,488	20,594
Net income	$8,281	$10,166	$11,828
Foreign currency translation adjustment	(15,656)	(1,172)	8,842

Comprehensive (loss) income	$(7,375)	$8,994	$20,670

FINCERA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE (LOSS) INCOME – Continued

(in thousands except share and per share data)

	Years ended December 31,
	2015	2014	2013

Earnings per share

Basic
Continuing operations	$0.003	$(0.69)	$(0.37)
Discontinued operations	0.35	1.12	0.87
	$0.35	$0.43	$0.50

Diluted
Continuing operations	$0.003	$(0.68)	$(0.37)
Discontinued operations	0.34	1.11	0.87
	$0.34	$0.43	$0.50

Weighted average shares outstanding
Basic	23,550,145	23,549,112	23,540,761
Diluted	24,080,249	23,840,644	23,806,194

The accompanying notes are an integral part of these consolidated financial statements.

FINCERA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands except share data)

						Accumu-
						lated
						Other
			Additional		(Accumu- lated Deficit)	Compre- hensive	Total
	Ordinary Shares		Paid-in	Statutory	Retained	Income	Stockholders’
	Shares	Amount	Capital	Reserves	Earnings	(Loss)	Equity

Balance, December 31, 2012	23,538,919	$24	$323,856	$16,997	$(135,487)	$22,970	$228,360
Other comprehensive income(loss):
Foreign currency translation adjustments	—	—	—	—	—	8,842	8,842
Stock-based compensation	—	—	3,775	—	—	—	3,775
Appropriations to statutory reserves	—	—	—	5,950	(5,950)	—	—
Equity awards exercised	7,020	—	—	—	—	—	—
Net income for the year ended December 31, 2013	—	—	—	—	11,828	—	11,828
Balance, December 31, 2013	23,545,939	$24	$327,631	$22,947	$(129,609)	$31,812	$252,805
Other comprehensive income(loss):
Foreign currency translation adjustments	—	—	—	—	—	(1,172)	(1,172)
Stock-based compensation	—	—	1,253	—	—	—	1,253
Appropriations to statutory reserves	—	—	—	3,275	(3,275)	—	—
Equity awards exercised	3,705	—	—	—	—	—	—
Net income for the year ended December 31, 2014	—	—	—	—	10,166	—	10,166
Balance, December 31, 2014	23,549,644	$24	$328,884	$26,222	$(122,718)	$30,640	$263,052
Other comprehensive income(loss):
Foreign currency translation adjustments	—	—	—	—	—	(15,656)	(15,656)
Stock-based compensation	—	—	392	—	—	—	392
Appropriations to statutory reserves	—	—	—	792	(792)	—	—
Equity awards exercised	1,349	—	—	—	—	—	—
Net income for the year ended December 31, 2015	—	—	—	—	8,281	—	8,281
Balance, December 31, 2015	23,550,993	$24	$329,276	$27,014	$(115,229)	$14,984	$256,069

The accompanying notes are an integral part of these consolidated financial statements.

FINCERA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	December 31,
	2015	2014	2013

Cash flow from operating activities:

Net income	$8,281	$10,166	$11,828
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,671	3,926	3,289
Provision for credit losses	19,373	13,599	18,886
Deferred income taxes	(5,402)	(5,203)	(11,681)
Stock-based compensation expenses	392	1,253	3,775
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Restricted cash	808	251	(1,060)
Accounts receivable	(11,111)	(13,121)	(12,832)
Other financing receivables from peer store, net	16,513	(12,953)	—
Short-term net investment in sales-type leases	50,052	(57,328)	—
Long-term net investment in direct financing and sales-type leases	270,923	42,984	(145,392)
Inventories	143	568	1,594
Prepaid expense and other current assets	645	(329)	(576)
Other payables and accrued liabilities	22,085	7,151	2,138
Income tax payable	1,100	(1,070)	951
Long-term payable	(6,260)	147	—

Net cash provided by (used in) operating activities	371,213	(9,959)	(129,080)

Cash flows from investing activities:
Change in loans	(244,092)	(20,004)	—
Change in other financing receivables	(239,673)	(16,716)	—
Purchase of property, equipment and leasehold improvements	(4,433)	(7,389)	(8,892)
Net cash (used in) investing activities	(488,198)	(44,109)	(8,892)

FINCERA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

(in thousands)

	December 31,
	2015	2014	2013

Cash flow from financing activities:

Changes in borrowed funds from CeraVest investors	213,868	87	—
Proceeds from financing payables, related parties	269,550	761,773	592,031
Repayment to financing payables, related parties	(288,008)	(723,508)	(566,110)
Proceeds from bank borrowings	149,314	244,089	201,761
Repayment to bank borrowings	(188,048)	(233,273)	(136,515)

Net cash provided by financing activities	156,676	49,168	91,167

Effect of exchange rate fluctuation on cash and cash equivalents	(3,761)	(443)	2,398

Net increase (decrease) in cash and cash equivalents	35,930	(5,343)	(44,407)

Cash and cash equivalents, beginning of the year	26,027	31,370	75,777

Cash and cash equivalents, end of the year	$61,957	$26,027	$31,370

FINCERA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

(in thousands)

	December 31,
	2015	2014	2013

Supplemental disclosure of cash flow information:
Interest paid	$12,759	$13,587	$8,191
Income taxes paid	$6,517	$11,818	$16,486

The accompanying notes are an integral part of these consolidated financial statements.

FINCERA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2015, 2014 and 2013

(in thousands except share and per share data)

NOTE 1 – ORGANIZATION AND PRINCIPLE ACTIVITIES

Fincera Inc. (the “Company” or “Fincera”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations consist of 1.) Internet-business and 2.) Property lease and management business. The Company is in the process of winding down its commercial vehicle sales, leasing and support business and insurance agency business. All the business is conducted in the People’s Republic of China (the “PRC” or “China”).

Internet-based business

From February 2012, to October 2014, the Company, established a series of subsidiaries, including Chuang Jin World Investment Limited (“Chuang Jin World”), Hebei Remittance Guarantee Limited (“Hebei Remittance”) and Lian Sheng Investment Co. (“Lian Sheng Investment”). Through its VIEs it also established Beijing One Auto Technology, Dian Fu Bao Investments Limited and Easy Technology Limited. All of these subsidiaries were established to facilitate the internet-based operations including a new peer-to-peer lending platform called CeraVest, an online payments platform for the transportation industry called CeraPay, and an ecommerce platform called TruShip.

In November 2013 and February 2014, the Company established two wholly-owned subsidiaries called Top Auto International Inc. (“Top Auto”) and First Auto Limited (“First Auto”), which are expected to eventually hold the Company’s internet-based businesses.

CeraVest, launched at the end of 2014, is a proprietary peer-to-peer (“P2P”) lending platform, through which the Company offers small and medium sized businesses (“SMBs”) short-term, 6-month financing at competitive interest rates. These loans are funded by CeraVest investors, who can invest in notes through the CeraVest platform simply by visiting the platform’s website (www.qingyidai.com), completing the registration process and selecting which notes to invest in. Due to regulatory restrictions under PRC law, the SMBs assign certain individuals to apply for the loans through the platform by signing a borrowing agreement and service agreement, which state that the ownership of the debt may be transferred to CeraVest investors at the Company’s option during the six-month loan period and that the interest is established at approximately 8.62% per annum. The loan is guaranteed by the SMBs and 8.5% of the loan is remitted to the Company as a loan deposit recorded as CeraVest security deposits under other payable and accrued liabilities (Note 8).

The debt is transferred, partly or in full, to CeraVest investor through a transfer agreement at a quoted rate of return of approximately 8.62% per annum and the lending period is also six months, which called “CeraVest Fixed”.

In September 2015, the Company launched a flexible term investment product called “CeraVest Flex” in order to give investors more flexibility with respect to the term of their investment, as opposed to the fixed 6-month term of the regular CeraVest product. CeraVest Flex is designed to offer customers the flexibility to add or withdraw funds as they please. It transfers the underlying notes, which are CeraPay receivables, to investors through a transfer agreement at a quoted rate of return of approximately 8.03% per annum. The transferred notes have no specific lending period or maturity date. The investors, once they have purchased these notes, are free to add to or withdraw their investment at any time. The rate of return is fixed regardless of the holding period. The Company adjusts the size of the underlying pool of CeraPay receivables according to the total amount of investment in CeraVest Flex. All of the foregoing is reflected in the applicable transfer agreement.

No clauses in the transfer agreement require the Company to repurchase any default loans. However, the Company voluntarily commits to assist the investors to eliminate their investment risks, and preserve the principal and the stated interest.

CeraPay is our proprietary online payments platform that operates on our own closed-loop network. The platform’s website is www.dianfubao.com. Having features similar to a credit card, CeraPay is free for users to use as long as any outstanding balances are paid in full each month. The Company charges transaction fees to merchants in the network.

TruShip launched in December 2015, is our online ecommerce platform run by Beijing One Auto Technology whereby trucking industry merchants, such as dealerships and leasing companies, can establish an online store-front and conveniently conduct sales transactions through CeraPay. The platform’s website is www.che001.com. The platform charges approximately 0.2% facilitation fees to the online registered stores for each successful transaction conducted with the customers.

Property lease and management business

We own and lease out office space in the Kai Yuan Finance Center, which is a 54 story large-scale commercial building with hotel, office and ancillary facilities, erected on a land parcel with a site area of approximately 10,601 square meters in the central business district of Shijiazhuang, China. We own floors 5 to 11 and 13 to 27, which comprises a total gross floor area of approximately 62,972 square meters. Our corporate headquarters occupies floors 26 and 27 and we lease out the space that we do not occupy (approximately 56,092 square meters).

Discontinued Operations

The Company has discontinued its commercial vehicle sales, leasing and support business, which includes its insurance agency business. Accordingly, the activities of the Company’s commercial vehicle sales, leasing and support business and its insurance agency business have been segregated and reported as discontinued operations for all periods presented. Summarized financial data for the businesses classified as discontinued operations are provided in Note 3 – Discontinued Operations.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Preparation and Presentation

The accompanying consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States (“U.S. GAAP”).

As mentioned in Note 1 and Note 3, the company is winding down its commercial vehicle sales, leasing and support business and its insurance agency business and therefore has classified them as discontinued operations. Certain accounts in the consolidated statements of operations and comprehensive (loss) income for the years ended December 31, 2015, 2014 and 2013, and balances in the consolidated balance sheets as of December 31, 2015 and 2014, and related notes have been retrospectively adjusted to reflect the effect of assets groups and discontinued operations. See Note 3 for details of discontinued operations. The results of discontinued operations have been reflected separately in the consolidated statement of operations as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operations for the years ended December 31, 2013, 2014 and 2015 were combined with the cash flows from continuing operations within each of the three categories.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs.  All significant inter- company balances and transactions have been eliminated in consolidation.

Reclassification

The Company has reclassified certain comparative balances in the consolidated balance sheet for December 31, 2014 and certain comparative amounts in the consolidated statements of income and comprehensive (loss) income for the years ended December 31, 2014 and 2013 to conform to the current year’s presentation. The principal reclassifications are related to 1) the aggregation of past due accounts receivables generated from CeraVest and CeraPay businesses into the balances of loans, net and other financing receivables, respectively, which were previously disclosed as part of accounts receivable solely for the current portions; 2) the aggregation of accounts payable and customer deposit into the balance of other payable and accrued liabilities; 3) the aggregation of accounts payable, related parties and due to related parties into financing payables, related parties and 4) the separate presentation of provision for credit losses, which were previously included in general and administrative expenses. The reclassification provides more transparent and comprehensive information on the new CeraVest and CeraPay operations and provides more relevance to the operational focus the Company is shifting to. The reclassification did not have an impact on the reported total assets, liabilities, stockholders’ equity and net income.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The most significant estimates and related assumptions include the assessment of the provision for credit losses, the assessment of the impairment of tangible long-lived assets, and the assessment of the valuation allowance on deferred tax assets. Actual results could differ from these estimates.

Currency Reporting

The Company uses U.S. dollars (“USD”) as its functional currency. The Company’s operations in China and Hong Kong use the local currencies - Renminbi (“RMB”) and Hong Kong dollars (“HKD”) as its functional currencies whereas amounts reported in the accompanying consolidated financial statements and disclosures are stated in U.S. dollars, the reporting currency of the Company, unless stated otherwise. As such, the consolidated balance sheets of the Company have been translated into USD at the current rates listed by the People’s Bank of China as of December 31, 2015 and 2014 and the consolidated statements of income and comprehensive income (loss) for the years ended December 31, 2015, 2014 and 2013 have been translated into USD at the average rates during the periods the transactions were recognized. The resulting translation adjustments are recorded as other comprehensive income (loss) in the consolidated statements of income and comprehensive income (loss). The following are the exchange rates used by the Company as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2015, 2014 and 2013.

	December 31, 2015	December 31, 2014	December 31, 2013
Exchange rates as of the date specified for	6.4936:1 RMB to USD	6.1190:1 RMB to USD	6.0969:1 RMB to USD
the year ended on the date specified	7.7510:1 HKD to USD	7.7567:1 HKD to USD	7.7546:1 HKD to USD
Average exchange rates for the years ended	6.2245:1 RMB to USD	6.1443:1 RMB to USD	6.1983:1 RMB to USD
	7.7521:1 HKD to USD	7.7556:1 HKD to USD	7.7573:1 HKD to USD

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. As of December 31, 2015 and 2014, the majority of cash, including restricted cash, was in RMB on deposit in PRC financial institutions under the Company’s PRC VIEs and subsidiaries, which the management believes are of high credit quality. Cash remittance in or out of the PRC are subject to the PRC foreign exchange control regulations pursuant to which PRC government approval is required for the Company to receive funds from or distribute funds outside the PRC.

Restricted Cash

As of December 31, 2015 and 2014, the restricted cash was $157 and $988, respectively, which were guarantee deposits required by the China Insurance Regulatory Commission (“CIRC”) in order to protect insurance premium appropriation by insurance agency and security deposits under the CITIC mortgage financing arrangement.

Other financing Receivables, net

Other financing receivables, net represent current and overdue financing provided to registered customers on the CeraPay platform, usually with an original term of 30 days. Other financing receivables become overdue after an eight day grace period from the monthly due date.

Loans, net

Loans, net represents loans provided to small and medium sized businesses (“SMBs”) through the CeraVest platform with a six-month term and an interest rate of 8.62% per annum. It includes any amounts that are overdue. The SMBs are expected to repay the principal and interest to the Company in lump-sum at the maturity of the loan.

Borrowed funds from CeraVest investors

Borrowed funds from CeraVest investors represents 1) the funds provided by investors through the CeraVest platform for the purpose of funding CeraVest loans with a six-month term; and 2) the funds provided by investors through CeraVest Flex for the investment in the obligation rights generated by the Company on the CeraPay users. These payables bear interest at a weighted average interest rate of 8.33%  for fixed and 8.03% for flexible term per annum as of December 31, 2015, respectively.

Provision for Credit Losses

The allowance for credit losses, which includes the allowance for other financing receivables and loans, net represents management’s estimate of probable losses inherent in the Company’s internet-based business. The Company determines that both the other financing receivables and loans, net represent large groups of smaller-balance homogeneous loans to the CeraPay and CeraVest customers based on their similar general credit risk characteristics, and evaluates the allowance for receivables due from CeraPay and CeraVest customers respectively.  When evaluating the credit losses, the Company normally bases it on its historical loss experience derived from the commercial vehicle sales, leasing and support business, which has a similar credit portfolio with the existing internet-based borrowers, and also makes reference to the experience of other entities in the same business.

The Company performs periodic and systematic detailed reviews of its other financing receivables and loans, net , to identify credit risks and to assess the overall collectability of those portfolios, and may adjust its estimates on allowance of credit losses when new circumstances arise.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of other financing receivables and loans, net. Credit risk concentration with respect to other financing receivables and loans, net is reduced because a large number of diverse customers over a wide geographic area make up the Company’s customer base.

Property, Equipment and Leasehold Improvements, net

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. All depreciation is included in operating expenses on the accompanying consolidated statements of income and comprehensive (loss) income. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the useful life of the related asset.

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

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the consolidated statements of income and comprehensive income (loss) for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the periods presented.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash and cash equivalents, restricted cash, prepaid expenses, other financing receivables, loans, short-term bank borrowings, borrowed funds from CeraVest investors, financing payables, related parties, other payables and accrued liabilities and long-term bank borrowings. The carrying amounts of the short-term financial instruments at December 31, 2015 and 2014 approximated their fair values because of their short maturities or existence of variable interest rates, which reflect current market rates. For long-term financial instruments, the carrying amount approximates its fair value since the interest rates applied to determine the carrying amount is close to the market interest rates for similar types of long-term instruments. When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information that the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income or loss.

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

As of December 31, 2015 and 2014, there were no assets or liabilities within the continued operations that were measured and reported at fair value on a recurring basis.

Comprehensive (Loss) Income

U.S. GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income or loss. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income or loss. The components of other comprehensive income or loss consist solely of foreign currency translation adjustments during the years ended December 31, 2015, 2014 and 2013.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Revenue Recognition

Service Charges

Service charges consists of various fees. For CeraPay it includes transaction fees, penalty fees and late fees. We charge merchants transaction fees for accepting CeraPay payments and those fees are recognized when collected. We charge CeraPay users with penalties and late fees if they become delinquent in repaying any outstanding monthly CeraPay balance. Those fees are recognized when their collectability is reasonably assured. CeraVest fees are derived from borrowers. They include origination fees, penalty fees and late fees. We charge borrowers an origination fee upon origination of CeraVest loans and amortize it throughout the period of the loan. We charge borrowers with penalties and late fees if they become delinquent in repaying a CeraVest loan. Those fees are recognized when their collectability is reasonably assured.

Interest Income

Interest income consists of the interest income generated from CeraVest loans and bank deposits. We recognize interest income on CeraVest loans based on the effective interest rate method over the term of the financing period.

Recognition of income is suspended and a receivable is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the receivable becomes contractually current and/or collection doubts are removed. Cash receipts on impaired loans are recorded against the loan principle and then to any unrecognized income.

Property lease and management

Minimum contractual rental income related to office leases are recognized on a straight-line basis over the terms of the respective leases. Straight-line rental revenue commences when the customer assumes control of the leased premises. In accordance with the Company’s standard lease terms, rental payments are generally due on a monthly basis. Tenant recovery revenue includes payments from tenants as reimbursements for management fees and utilities, etc., which are recognized when the related expenses are incurred. Rental from office lease and tenant recovery revenue together were recorded as “Property lease and management.”

Advertising

The Company expenses advertising costs as incurred. Advertising expenses totaled approximately $187, $141 and $107 for the years ended December 31, 2015, 2014 and 2013, respectively, and are included in selling and marketing expense in the accompanying consolidated statements of operations.

Value added Tax and Business Tax

In the PRC, value added tax (the “VAT”) of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

The Company’s PRC subsidiaries are also subject to business tax of 5% for their revenues from the new internet-based businesses, membership fee, interest from sales-type leases, management servicing fee, commission fee and revenues from tires, fuel and insurance financing services, which are recognized after net off business tax. The office leasing segment is also subject to business tax of 5% on rental income.

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

The Company recognizes interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The tax returns of the Company’s PRC VIEs and subsidiaries are subject to examination by the relevant tax authorities. The Company did not have any material interest or penalties associated with tax positions and did not have any significant unrecognized uncertain tax positions as of December 31, 2015 and 2014 respectively.

The Company’s Chinese subsidiaries are subject to taxation in the PRC. The PRC income tax returns are generally not subject to examination by the tax authorities for tax years before 2010. With a few exceptions, the tax years 2010 - 2015 remain open to examination by tax authorities in the PRC. The tax years 2012 - 2015 for US entities remains open to examination by tax authorities in the US.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief executive officer, in deciding how to allocate resources and assessing performance. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC. The Company’s operations consist of two reporting and operating segments, the internet-based business and property lease and management business.

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

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	Year ended December 31,
	2015	2014

Net income	$8,281	$10,166
Weighted average number of common shares outstanding – Basic	23,550,145	23,549,112
Stock options	530,104	291,532
Weighted average number of common shares outstanding – Diluted	24,080,249	23,840,644
Earnings per share
Basic	$0.35	$0.43
Diluted	$0.34	$0.43

Share-Based Payments

The Company records all share-based payments grants of employee stock options to employees in the financial statements based on their fair values on grant date and amortizes to expense on straight-line basis over the vesting period. The Company used the Black-Scholes option-pricing model to estimate the fair value of the options at the date of grant for both the 2009 incentive plan and the 2015 incentive plan. On August 6, 2012, the Company’s board of directors determined to amend certain Share Option Award Agreements entered into pursuant to the 2009 incentive plan to reduce the exercise price per share thereunder to the current fair market value of the Company’s ordinary shares. The Company used the binomial model to estimate the fair value of repriced options as the Company has reassessed the exercise pattern and determined that the Binomial Pricing model was a better model for estimating the fair values of the repriced options.

Recently Issued Accounting Pronouncements

In April 2014, the FASB issued ASU No.2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the definition of a discontinued operation in ASC 205-20 and requires entities to disclose additional information about disposal transactions that do not meet the discontinued-operations criteria. ASU 2014-08 provides more decision-useful information to users and to elevate the threshold for a disposal transaction to qualify as a discontinued operation. This Update is effective when all disposals (or classifications as held for sale) of components of an entity and all businesses or nonprofit activities that, on acquisition, are classified as held for sale that occur within annual period beginning on or after December 15, 2014, and interim periods within those years. The Company has adopted this amendment and has incorporated it into the assessment of the discontinued operations.

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, or ASU 2014-09. This new standard will replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to correlate with the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB voted to defer the effective date of ASU 2014-09 by one year, while allowing a company to adopt the new revenue standard early but not before the original effective date. This guidance will be effective as to us on January 1, 2018 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. We are evaluating the impact of adopting ASU 2014-09 on our consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Amendments to the Consolidation Analysis. Under both current GAAP requirements and the amendments in this update, a decision maker is determined to be the primary beneficiary of a VIE if it satisfies both the power and the economics criteria. The primary beneficiary consolidates a VIE because it has a controlling financial interest. Under the requirements in current GAAP, if a fee arrangement paid to a decision maker, such as an asset management fee, is determined to be a variable interest in a VIE, the decision maker must include the fee arrangement in its primary beneficiary determination and could consolidate the VIE on the basis of power (decision-making authority) and economics (the fee arrangement).  Management has assessed and no impact will arise from these Amendments.

In April 2015, the FASB issued Accounting Standards Update (ASU) No. 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. It requires companies to present debt issuance costs the same way they currently present debt discounts, as a direct deduction from the carrying value of that debt liability. ASU 2015-03 does not impact the recognition and measurement guidance for debt issuance costs. For public businesses, ASU No. 2015-03 will be effective for fiscal years starting after December 15, 2015, including any interim periods within those years. Early adoption of ASU No. 2015-03 will be allowed for financial statements that have yet to be issued. The amendments of ASU No. 2015-03 must be applied retrospectively, where the balance sheet of each presented individual period is adjusted to indicate the period-specific impact of using the new guidance. During the transition phase, a business must adhere to the appropriate disclosures for an adjustment in an accounting principle. Such disclosures include why the change in accounting principle is occurring, the method of transition, an explanation of the previous period’s information that was retrospectively adjusted, and how the change impacts the financial statement line items (i.e., debt issuance cost asset and the debt liability).The Company is evaluating the impact of adopting ASU 2014-09 on the consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes. To simplify the presentation of deferred income taxes, the amendments in this update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this update. For public business entities, the amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. Entities may apply the update prospectively to all deferred tax assets and liabilities and taxes, or retrospectively for all periods presented. The Company has early adopted it in 2015. All the deferred tax liabilities and assets in all periods in these financial statements were retrospectively adjusted to reflect this accounting principle amendment.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this Update require public business entities that are required to disclose fair value of financial instruments measured at amortized cost on the balance sheet to measure that fair value using the exit price notion consistent with Topic 820, Fair Value Measurement. The amendments in this Update require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option. The amendments in this Update require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or in the accompanying notes to the financial statements. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early application by public business entities to financial statements of fiscal years or interim periods that have not yet been issued or, by all other entities, that have not yet been made available for issuance of the following amendments in this Update are permitted as of the beginning of the fiscal year of adoption: an entity should present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk if the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases. The new standard creates Topic 842, Leases, in the FASB Accounting Standards Codification (FASB ASC) and supersedes FASB ASC 840, Leases. ASU 2016-02 requires a lessee to recognize the assets and liabilities that arise from leases (operating and finance). However, for leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. For public business entities, the amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2018, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments require that all excess tax benefits and all tax deficiencies should be recognized as income tax expense or benefit in the income statement and that those benefits and deficiencies are discrete items in the reporting period in which they occur. Because excess tax benefits are no longer recognized in additional paid in capital, the assumed proceeds from applying the treasury stock method when computing earnings per share is amended to exclude the amount of excess tax benefits that would be recognized in additional paid-in capital. The amendments also require to no longer delay recognition of a tax benefit until the tax benefit is realized through a reduction to taxes payable. For public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. We are evaluating the impact of adopting ASU 2016-09 on our consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expect to have significant impact on the Company’s consolidated results of operations or financial position.

NOTE 3 – DISCONTINUED OPERATIONS

For the fiscal year ended December 31, 2014, our businesses consisted of 1) commercial vehicle sales, leasing and support business, 2) property lease and management business, 3) insurance agency, and 4) internet-based business in the commercial vehicle industry. In August 2015 we began winding down the operations of our commercial vehicle sales, leasing and support business and insurance agency business (the “traditional business”), in the following steps,

1.	Ceased to market and sign up new contracts for commercial vehicles sales, leasing and support business and insurance agency business;
2.	Actively sold a number of the transportation companies, which constitute the sales network of the traditional businesses to achieve market penetration at a municipal and county level throughout China, to third parties.
3.	Transferred the long-lived assets, mainly including the computers and furniture, from the traditional businesses to the internet-based business;
4.	Dismissed or transferred the employees from the traditional businesses to the internet-based business.

On December 31, 2015 the Board of Directors approved that the Company shift its strategy to focusing on its internet-based business, which was initially launched near the end of 2014. Accordingly, the Company determines that the traditional businesses were ceased as of December 31, 2015, and should be reported as discontinued operations.

The Company will continue to service outstanding leases until they have all been collected. The due dates for the remaining leases run through July 2017 and the Company also expects to continue servicing and collecting on any payments that become overdue. This constitutes significant continuing involvement in the traditional businesses after their cessation.

The assets and liabilities of the traditional businesses were included in the captions “Assets of discontinued operations” and “Liabilities of discontinued operations”, in the accompanying balance sheets at December 31, 2015 and 2014 and consisted of the following:

	December 31,
	2015	2014
Assets classified as discontinued operations
Accounts receivable, net	$27,688	$28,688
Prepaid expenses and other current assets	3,100	4, 901
Other financing receivables from peer store, net	─	16,786
Inventories	4,330	4,729
Current maturities of long-term net investment in direct financing and sales-type leases, net of provision for credit losses	63,774	285,983
Short-term net investment in sales-type leases	5,703	56,975
Total current assets	104,595	398,062
Long-term net investment in direct financing and sales-type leases, net of current maturities	3,064	59,170
Deferred income tax assets	12,186	9,913
Total non-current assets	15,250	69,083
Total assets	$119,845	$467,145

	December 31,
	2015	2014
Liabilities classified as discontinued operations
Income tax payable	111	929
Other payables and accrued liabilities	11,795	15,801
Long-term payables, current portion	─	899
Short-term bonds payable	36,738	─
Financing payables, related parties	1,801	99,783
Total current liabilities	50,445	117,412
Long-term payables	2,587	9,102
Total non-current liabilities	2,587	9,102
Total liabilities	$53,032	$126,514

The following are revenues and income from discontinued operations:

	Years ended December 31,
	2015	2014	2013

Revenues	$154,268	$812,019	$661,512

Income from discontinued operations	10,100	35,429	28,018
Income tax provisions	1,895	8,941	7,424
Income from discontinued operation, net of income tax	8,205	26,488	20,594

The following are selective cash flow information from discontinued operations:

	Years ended December 31,
	2015	2014	2013

Net cash provided by (used in) operating activities	$332,630	$(10,686)	$(125,928)

Net cash provided by (used in) investing activities	─	─	─

NOTE 4 – OTHER FINANCING RECEIVABLES, NET

The following lists the components of other financing receivables, net:

	December 31,	December 31,
	2015	2014
Other financing receivables	$242,543	$12,843
Less: Provision for credit losses	(7,194)	(11)

Other financing receivables, net	$235,349	$12,832

Other financing receivables represent outstanding receivables from CeraPay users, which are due and payable in full on a monthly basis. The users  must pass through an application process and provide guarantees. These users are also encouraged to provide collateral such as a commercial vehicle, security deposit or real estate to obtain extended credit line.

Credit quality of other financing receivables

The carrying amount of the current and past due other financing receivables as of December 31, 2015 and 2014 were as follows:

December 31, 2015	Current	Past due	Total carrying amount

Gross other financing receivables	$208,159	$34,384	$242,543
Less: Provision for credit losses	-	(7,194)	(7,194)
Net other financing receivables, net	$208,159	$27,190	$235,349

December 31, 2014	Current	Past due	Total carrying amount

Gross Other financing receivables	$12,614	$229	$12,843
Less: Provision for credit losses	-	(11)	(11)
Net Other financing receivables, net	$12,614	$218	$12,832

The analysis of the age of the carrying amount of the past due receivables as of December 31, 2015 and 2014 were as follows:

	December 31,
	2015	2014

Less than 90 days	$16,269	$229
Over 90 days	18,115	-
Subtotal	34,384	229
Less: Provision for credit losses	(7,194)	(11)
Total	$27,190	$218

Provision for credit losses charged in the consolidated statement of income  for the CeraPay business was approximately $7,494 and $11 for the years ended December 31, 2015 and 2014, respectively.

NOTE 5 – LOANS, NET

The following lists the components of loans, net:

	December 31,	December 31,
	2015	2014
Loans	$253,268	$19,304
Less: Provision for credit losses	(2,609)	(199)

Loans, net	$250,659	$19,105

Loans, net arise from loans made from the CeraVest P2P platform, for which the Company enters into a six-month lending agreement with SMBs with principal and interest payable in full at maturity by the SMBs. As of December 31, 2015  and 2014, the effective interest rate charged for CeraVest loans was approximately 8.62% per annum on both year ends.

Credit quality of loans, net

The carrying amount of the current and past due loans as of December 31, 2015 and 2014 were as follows:

December 31, 2015	Current	Past due	Total carrying amount

Gross loans	$246,279	$6,989	$253,268
Less: Provision for credit losses	(2,407)	(202)	(2,609)
Loans, net	$243,872	$6,787	$250,659

December 31, 2014	Current	Past due	Total carrying amount

Gross loans	$19,304	$-	$19,304
Less: Provision for credit losses	(199)	-	(199)
Loans, net	$19,105	$-	$19,105

The analysis of the age of the carrying amount of the past due receivables as of December 31, 2015 and 2014 were as follows:

	December 31,
	2015	2014

Less than 90 days	$5,749	$-
Over 90 days	1,240	-
Subtotal	6,989	-
Less: allowance for credit losses	(202)	-
Total	$6,787	$-

Provision for credit losses charged in the consolidated statement of income for the CeraVest business was approximately $2,527 and $198 for the years ended December 31, 2015 and 2014, respectively.

NOTE 6 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of prepaid expenses and other current assets is as follows:

	December 31,
	2015	2014

Short-term advances	161	417
Temporary advances to employees	28	7
Prepaid rent	288	4
Prepaid other taxes	314	57
Other current assets	729	160
Total	$1,520	$645

NOTE 7 - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Summaries of property, equipment and leasehold improvements are as follows:

	December 31,
	2015	2014

Buildings and leasehold improvements	$72,134	$75,658
Furniture and fixtures	6,970	7,556
Equipment	5,857	6,215
Company automobiles	1,441	1,619
Total	86,402	91,048

Less: accumulated depreciation and amortization	(12,585)	(10,896)
Property, equipment and leasehold improvements, net	$73,817	$80,152

Depreciation and amortization expense for the continuing operations was approximately $3,671, $3,926 and $3,289 for the years ended December 31, 2015, 2014 and 2013, respectively.

The following schedule provides an analysis of Fincera’s investment in property on operating leases and property held for lease by major classes as of December 31, 2015 and December 31, 2014:

	December 31,	December 31,
	2015	2014

Buildings and leasehold improvements	$57,827	$62,983
Equipment	4,838	5,269
Total	62,665	68,252

Less: Accumulated depreciation and amortization	(4,378)	(3,270)
Total	$58,287	$64,982

NOTE 8 - OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the followings:

	December 31,
	2015	2014

CeraVest security deposits	$22,755	$1,920
Temporary payments to merchants	3,042	1,384
Payables related to properties	747	3,550
Rental deposits	2,032	1,463
Accrued expenses	2,646	2,526
Business and other tax payables	940	193
Salary payable	1,584	2,017
Interest payable for bank borrowings	253	498
Other current liabilities	1,807	1,373
Total	$35,806	$14,924

CeraVest security deposits represent security deposits received from CeraVest borrowers upon the funding of their respective loans. Other current liabilities mainly include the unpaid expenses reimbursement due to staff.

NOTE 9 - THIRD PARTY BORROWINGS

Short-term bank borrowings

Summaries of short-term bank borrowings are as follows:

	Weighted-average interest rate			December 31,
	2015	2014	Maturities	2015	2014

Short-term bank loans	5.93%	7.07%	February 2016 to November 2016	$75,921	$155,254

Short-term bank loans represent loans from local banks that were used for working capital and capital expenditures purposes. The loans bore interest at rates in the range of 4.35% to 6.72% as of December 31, 2015, while at the range of 6.60% to 7.80% as of December 31, 2014, are denominated in RMB and have terms maturing within one year. All of the loans due before the filing date were repaid. The weighted average short-term bank loans for the years ended December 31, 2015 and 2014 was $121,647 and $166,371, respectively.

Long-term bank borrowings

Summaries of long-term bank borrowings are as follows:

	Weighted-average interest rate			December 31,
	2015	2014	Maturities	2015	2014

Long-term bank loans, current portion	6.77%	6.77%	February 2016 to August 2016	$13,860	$2,451
Long-term bank loans	6.77%	6.77%		-	14,708
Total				$13,860	$17,159

Long-term bank borrowings represent the loan borrowed from Bank of East Asia for working capital purposes. The loan bears a weighted average interest at 6.77% as of December 31, 2015 and December 31, 2014, is denominated in RMB. The loan is secured by a collateral pledge of property of the Company.

The total carrying amount of property, equipment and leasehold improvements that have been pledged as collateral to secure financing from commercial banks is $67.5 million and $43.3 million as of December 31, 2015 and 2014 respectively. The total carrying amount of net investment in direct financing and sales-type leases receivables that have been pledged as collateral to secure financing from commercial banks is nil and $330,873 and as of December 31, 2015 and 2014, respectively. The total carrying amount of accounts receivable that have been pledged as collateral to secure financing from commercial banks is nil and $9.4 million as of December 31, 2015 and 2014 respectively.

As of December 31, 2015, the Company had a total of $33.9 million unused bank facilities, in which $24.6 million was granted by China Citic Bank and $9.3 million was granted by China Minsheng Bank. All of the facilities have been fully utilized by the Company by end of January, 2016. No such bank facilities were available as of December 31, 2014.

NOTE 10 – BORROWED FUNDS FROM CERAVEST INVESTORS

A summary of the Company’s borrowed funds from CeraVest investors is as follows:

	Weighted-average interest rate
	December 31,	December 31,		December 31,	December 31,
	2015	2014	Maturities	2015	2014

Borrowed funds from CeraVest investors -CeraVest Fixed (inclusive of interest payable $1,965 and nil as of December 31, 2015 and 2014, respectively)	8.33%	4.74%	January 2016 to June 2016	$97,392	$88

-CeraVest Flex ( inclusive of interest payable $511 and nil as of December 31, 2015 and 2014, respectively)	8.03%	—%	—	105,333	—
Total				$202,725	$88

Borrowed funds from CeraVest investors represents 1) the funds provided by investors through the CeraVest platform for the purpose of funding CeraVest loans with a six-month term and are secured by the counterpart loans, net; and 2) the funds provided by investors through CeraVest Flex for the investment in the obligation rights generated by the Company on the CeraPay users.

NOTE 11 - INCOME TAXES

Cayman Islands:  Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong:  The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the years ended December 31, 2015, 2014 and 2013. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

China:    The foreign invested enterprises and domestic companies are generally subject to enterprise income tax at a uniform rate of 25%.

Summaries of the income tax provision (benefit) attributable to continued operations in the consolidated statements of income and comprehensive income are as follows:

	Years Ended December 31,
	2015	2014	2013

Current	$1,992	$—	$—
Deferred	(1,718)	(3,398)	(1,702)
Total	$274	$(3,398)	$(1,702)

The tax effects of temporary differences of continuing operations representing deferred income tax assets / liabilities result principally from the following:

	December 31,
	2015	2014

Deferred income tax assets:
Provision for credit losses	$2,451	$241
Accrued liabilities	2,785	1,604
Tax loss carry forward	1,775	3,074
Deferred income tax assets	$7,011	$4,919

Deferred income tax liabilities:	—	—

As of December 31, 2015 and 2014, deferred income tax assets are derived from accrued liabilities, tax loss carried forward, and provision for credit losses arising from the same tax jurisdictions in China.

At December 31, 2015, the Company had $7,100 of deductible tax loss carry forwards that expires through December 31, 2019.

The difference between the effective income tax rate and the expected statutory rate on income (loss) from operations was as follows:

	December 31,
	2015	2014	2013
Statutory rate	25.0%	25.0%	25.0%
Non-deductible expenses	105.0%	(9.6)%	(10.7)%
Non-taxable income	(51.8)%	1.8%	3.7%
Effective tax rate	78.2%	17.2%	18.0%

The non-deductible expenses and non-taxable income represented the expenditures and revenues generated outside of main land PRC.

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company did not have any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2015, 2014 and 2013. As of December 31, 2015 and 2014, the Company did not have any significant unrecognized uncertain tax positions.

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

As of December 31, 2015 and 2014, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

NOTE 12 - STOCK-BASED COMPENSATION

On April 9, 2009, the Fincera Inc. 2009 Equity Incentive Plan (the “2009 Incentive Plan”) was approved by the shareholders of the Company. Under the terms of the 2009 Incentive Plan, 1,675,000 ordinary shares were reserved for issuance. All directors, employees and consultants of Fincera and its related parties are eligible to be granted awards under the 2009 Plan.

The total vesting period for the options is four years, with 25% of the options vesting one year after the date of grant and the remaining 75% vesting ratably each month for three years thereafter. The options have a total term of 10 years. The Company will issue new shares to the holders of stock options upon exercise of the options.

.

On September 24, 2015, the Fincera Inc. 2015 Omnibus Equity Incentive Plan (the “2015 Incentive Plan”) took effect. Under the terms of the 2015 Incentive Plan, 1,023,712 ordinary shares are reserved for issuance. All directors, employees and consultants of Fincera and its related parties are eligible to be granted awards under the 2015 Incentive Plan.

On September 24, 2015 and December 28, 2015, the Company granted 513,958 and 139,808 stock options, respectively, under the terms of the 2015 Incentive Plan. The exercise price of each option is $28.00, which represents the closing price of the Company’s ordinary shares on the date of grant. The total vesting period for the options is four years, with 25% of the options vesting one year after the date of grant and the remaining 75% vesting ratably each month for three years thereafter. The options have a total term of 10 years. The Company will issue new shares to the holders of stock options upon exercise of the options.

During the years ended December 31, 2015, 2014 and 2013, 8,780, 1,320 and 16,003 stock options have been forfeited, respectively, as a result of the resignation of the grantees. The Company recorded compensation expense of $392, $1,253 and $3,775 for the years ended December 31, 2015, 2014 and 2013, respectively, based on the estimated fair value of the options on the date of grant. The per share fair value of the stock options granted has been estimated using the Black-Scholes option-pricing model with the following assumptions:

Date of Grant	September 24, 2015	December 28, 2015

Dividend yield (1)	None	None
Risk-free interest rate (2)	1.84%	2.05%
Volatility (3)	26%	25%
Expected Life (in years) (4)	6.08	6.08

(1)	The Company has no expectation of paying regular cash dividends on its ordinary shares.

(2)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant.

(3)	The Company estimates the volatility of its ordinary shares at the date of grant based on the implied volatility of publicly traded options on the ordinary shares of companies within the same industry, with a term of two years.

(4)	The expected life of stock options granted under the Incentive Plan is based on expected exercise patterns, which the Company believes are representative of future behavior.

The following table summarizes outstanding options as at December 31, 2015, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at December 31, 2015	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at December 31, 2015	Weighted Average Exercise Price

$9.50 to $28.00	2,159,042	$5.80	5.76	1,514,056	$12.37

A summary of option activity under the employee share option plan as of December 31, 2015, 2014 and 2013, and changes during the three years then ended is presented as follows:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value

Outstanding at January 1, 2013	1,560,629	$12.35	7.04	$13,501
Exercised	(29,250)	$9.50
Forfeited	(16,003)	$12.25
Outstanding at December 31, 2013	1,515,376	$12.37	6.05	$11,563
Forfeited	(1,320)	$14.50
Outstanding at December 31, 2014	1,514,056	$12.37	5.05	$11,560
Granted	653,766	$28.00
Forfeited	(8,780)	$28.00
Outstanding at December 31, 2015	2,159,042	$17.04	5.76	$21,779

A summary of unvested options under the employee share option plan as of December 31, 2015, and changes during the year then ended is presented as follows:

Options	Number of Shares	Weighted Average Fair Value

Unvested at January 1, 2015	4,500	$5.49
Granted	653,766	8.22
Vested	(4,500)	5.49
Forfeited or exercised	(8,780)	8.32
Unvested at December 31, 2015	644,986	$8.53
Expected to vest thereafter	644,986	$8.53

As of December 31, 2015, 1,514,056 of the share options are vested and exercisable and a total of $5,018 of compensation expense pertaining to options remains unrecognized. This amount will be recognized as compensation expense ratably over the remaining vesting period. The weighted average remaining vesting period of the options is 3.79 years.

NOTE 13 - DIVIDEND PAYMENT

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

In addition, a substantial part of the Company’s businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These requirements imposed by the PRC government authorities may restrict the ability of the Company’s subsidiaries and VIEs to transfer its net assets to the Company through loans, advances or cash dividends, which consisted of paid-up capital, additional paid in capital and statutory reserves and amounted to approximately $258.3 million as of December 31, 2015, exceeding 25% of the Company’s consolidated net assets. Accordingly, condensed parent company financial statements have been prepared in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X, and set out in Note 20.

NOTE 14 – FUTURE MINIMUM RENTAL INCOME UNDER OPERATING LEASES

Fincera’s operations include the leasing of commercial property at the Kai Yuan Finance Center. The leases thereon expire at various dates through 2021. The following is a schedule of minimum future rents on non-cancelable operating leases at December 31, 2015:

Year Ending December 31,	Future Minimum Rentals
2016	$10,462
2017	5,314
2018	2,302
2019	1,314
2020	1,314
Later years	329
Total	$21,035

There are no contingent rentals as of December 31, 2015.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and monthly leases. These leases are accounted for as operating leases. Rent expense for continuing operations amounted to $669, nil, nil for the years ended December 31, 2015, 2014 and 2013, respectively. Rent expense for discontinued operations amounted to $ 1,935, $2,998 and $3,257 for the years ended December 31, 2015, 2014 and 2013, respectively.

Future minimum payments for operations under long-term, non-cancelable leases as of December 31, 2015, are as follows:

Year Ending December 31,	Future Minimum Payments
2016	$686
2017	149
2018	46
Total	$881

Legal Proceedings

In the opinion of management, there are no other material claims assessments or litigation pending against the Company.

NOTE 16 – PROFIT APPROPRIATION

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

For the year ended December 31, 2015, 2014 and 2013, appropriations for the general reserve funds and statutory surplus funds totaled $792, $3,275and $5,950, respectively.

NOTE 17 - SEGMENT REPORTING

The Company’s chief operating decision maker (“CODM”) has been identified as the CEO, who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Company. The Company measures segment income as income from operations less provision for credit losses, interest expenses, interest expenses of related parties, and property and management cost. The reportable segments are components of the Company, which offer different products or services and are separately managed, with separate financial information available that is separately evaluated regularly by the Company’s Chief Executive Officer in determining the performance of the business. Income tax expenses are not allocated to the segments.

The Company operated two segments: the internet-based business segment and the office leasing segment.

Discontinued operations have been excluded from the segment information for periods presented.

Year ended December 31, 2015

	Internet-based Business	Office Leasing	Total

Segment income	$46,585	$9,726	$56,311
Property and management cost	$—	$2,063	$2,063
Provision for credit losses	$10,021	$—	$10,021
Interest expense	$16,694	$—	$16,694
Interest expense, related parties	$6,038	$968	$7,006
Segment Income before taxes	$13,832	$6,695	$20,527

Year ended December 31, 2014

	Internet-based Business	Office Leasing	Total

Segment Income	$438	$4,937	$5,375
Property and management cost	$—	$2,532	$2,532
Provision for credit losses	$209	$—	$209
Interest expense	$7,292	$—	$7,292
Interest expense, related parties	$1,281	$128	$1,409
Segment (loss) income before taxes	$(8,344)	$2,277	$(6,067)

Year ended December 31, 2013

	Internet-based Business	Office Leasing	Total

Segment Income	$—	$678	$678
Property and management cost	$—	$1,360	$1,360
Provision for credit losses	$—	$—	$—
Interest expense, related parties	$—	$553	$553
Segment (loss) before taxes	$—	$(1,235)	$(1,235)

The assets of the office leasing segment as of December 31, 2015 and December 31, 2014 amounted to $87.4 million and $89.5 million, respectively. The remaining balances of assets as of December 31, 2015 and December 31, 2014 are $543.1 million and $56.0 million, respectively, which are related to the internet-based business segment.

NOTE 18 - RELATED PARTY BALANCES AND TRANSACTIONS

Prepaid expenses, related party:

During the periods presented, the Company has paid the interest to Xinji Beiguo Mall in advance in order to facilitate a faster payment speed.

The outstanding amounts of prepaid expense, related party as of December 31, 2015 and 2014 were as follows:

		December 31,
	Note	2015	2014

Xinji Beiguo Mall	(1)	—	50
Total		$—	$50

Note:

(1)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%.

Loans, net, related party:

During the periods presented, the Company has provided the loans to Yuanshi County Natural Gas Sales Company. The balance matured in June 2015.

The outstanding amounts of loans, net, related party as of December 31, 2015 and 2014 were as follows:

		December 31,
	Note	2015	2014

Yuanshi County Natural Gas Sales Company	(1)	—	782
Total		$—	$782

Note:

(1)	Entity controlled by Mr. Li’s brother.

Financing payables, related parties

During the periods presented, the Company has borrowed from the Company’s Chairman and Chief Executive Officer, Mr. Li and companies affiliated with Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs.

The amount due to Alliance Rich represented a portion of the consideration paid in the acquisition of Heat Planet Holdings Limited (“Heat Planet”). The amount was payable within six months of occupation of the Kai Yuan Center by the Company, which was completed in April 2013 and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, which were delivered in December 2012. In October 2013, the unpaid amount began to accrue interest at the one-year rate announced by the People’s Bank of China (4.35% as of December 31, 2015). As of December 31, 2015 approximately $4.1 million is still owed to Alliance Rich for the acquisition of Heat Planet.

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

The amount due to Yuanshi County Natural Gas Sales Company represented security deposits withheld when Yuanshi purchased notes through the CeraVest financing platform.

During the periods presented, the Company received internet-based financings from Ruituo, a company controlled by Mr. Li’s brother. The amount due to Ruituo is unsecured and due on demand by Ruituo and bore an interest at approximately 8.00% per annum, based on the weighted average outstanding payable balances at month end.

In 2015, the Company obtained internet-based financings from Beiguo Auto and Xinji Beiguo Mall, companies affiliated with Mr. Li. Mr. Li holds 20.92% of indirect beneficial ownership in both Beiguo Auto and Xinji Beiguo Mall. The Company pays a financing charge of approximately 9% per annum to Beiguo Auto and Xinji Beiguo Mall for the funds obtained due to this financing arrangement. The financing arrangement is personally guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days.

The outstanding financing payables, related parties as of December 31, 2015 and 2014 were as follows:

		December 31,
	Notes	2015	2014

Mr. Li		$144	$144
Alliance Rich	(1)	4,088	3,917
Hebei Kaiyuan	(1)	4,400	4,436
Smart Success	(1)	9	9
Hebei Ruijie Hotel Management Company	(1)	39,608	15,690
Ruituo	(2)	58,536	9,799
Beiguo Auto	(3)	23	-
Xinji Beiguo Mall	(3)	61	-
Yuanshi County Natural Gas Sales Company	(2)	—	77
Total		$106,869	$34,072

Notes:

(1)	Entity controlled by Mr. Li.
(2)	Entity controlled by Mr. Li’s brother.
(3)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%.

Borrowed funds from CeraVest investor, related party:

A summary of the Company’s borrowed funds from CeraVest investor, related party is as follows:

		December 31,
	Note	2015	2014

Mr. Chen Lei	(1)	$2,716	-
Total		$2,716	$-

(1)	During the periods presented, Chen Lei, the senior vice president, has provided to the Company through the CeraVest platform for the purpose of funding CeraVest loans with a six-month term and are secured by the counterpart loans, net. These payables represent two types of investment, CeraVest Fixed and CeraVest Flex, amounting to $2.7 million and $13, with weighted average interest rate of 8.62% and 8.03 % per annum as of December 31, 2015, respectively.

Related Parties Transactions

During the periods presented, the details of the related party transactions were as follows:

	Notes		Years Ended December 31,
			2015	2014	2013

Capital nature:
Hebei Kaiyuan	(1)	(a)	—	—	20,973
Hebei Kaiyuan	(1)	(c)	—	50,616	19,562
Hebei Ruijie Hotel Management Co. Ltd	(1)	(a)	24,098	24,413	24,200
Hebei Ruijie Hotel Management Co. Ltd	(1)	(c)	80,488	15,461	—
Kaiyuan Shengrong	(1)	(b)	—	—	10,487
Kaiyuan Shengrong	(1)	(d)	—	—	10,487
Beijing Wantong Longxin Auto Trading Co., Ltd. (“Beijing Wantong”)	(2)	(c)	—	—	2,662
Ruituo	(3)	(a)	24,098	48,826	24,200
Ruituo	(3)	(e)	55,115	7,927	—
Ruituo	(3)	(f)	3,908	31	—
Beiguo Auto	(5)	(e)	182	—	—
Beiguo Auto	(5)	(f)	67	—	—
Xinji Beiguo Mall	(5)	(e)	35,627	—	—
Xinji Beiguo Mall	(5)	(f)	1,592	—	—
Mr. Li	(4)	(a)	223,793	—	69,374
Mr. Wei	(6)	(a)	16,066	—	—
Alliance Rich	(1)	(f)	168	939	339
Hebei Ruijie Hotel Management Company	(1)	(h)	—	73	—

Operating nature:
Hebei Kaiyuan	(1)	(f)	301	311	214
Kaiyuan Shengrong	(1)	(f)	—	—	325
Hebei Ruijie Hotel Management Company	(1)	(g)	1,204	949	—
Hebei Ruijie Hotel Management Company	(1)	(f)	968	128	—
Yuanshi County Natural Gas Sales Company	(3)	(i)	—	857	—
Yuanshi County Natural Gas Sales Company	(3)	(m)	—	2,074	—
Yuanshi County Natural Gas Sales Company	(3)	(j)	25	23	—
Yuanshi County Natural Gas Sales Company	(3)	(k)	927	190	—
Yuanshi County Natural Gas Sales Company	(3)	(l)	11	3	—

Notes:

(1)	Entity controlled by Mr. Li.

(2)	Entity which Mr. Li’s brother holds 40% equity interest.

(3)	Entity controlled by Mr. Li’s brother.

(4)	The Chairman and Chief Executive Officer of Fincera.

(5)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%

(6)	The Chief Operating Officer of Fincera.

Nature of transaction:

(a)	Bank loan guarantee provided to the bank by the related parties.

(b)	Bank loan guarantee provided by the Company to the affiliate.

(c)	Loan provided to the Company during the year.

(d)	Receivables of the Company pledged to guarantee the bank loans borne by the affiliate.

(e)	Internet-based financing provided to the Company during the year.

(f)	Interest incurred by the Company during the year.

(g)	Conference fees.

(h)	Construction fees.

(i)	CeraVest loans and security deposits.

(j)	CeraVest interest revenue.

(k)	CeraPay funds used.

(l)	CeraPay revenue.

(m)	Sale of automobiles by the Company, including VAT, during the year

The Company occupied office space in Shijiazhuang, China provided by Hebei Kaiyuan, an affiliate with Mr. Li. Hebei Kaiyuan agreed to provide the office space free of charge and no rental costs were incurred by the Company until April 2013, when the Company moved into the new property acquired.

NOTE 19 – VARIABLE INTEREST ENTITIES

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

The FASB issued guidance requiring companies to provide enhanced disclosures about an enterprise’s involvement in a VIE. This guidance also requires an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE. As part of its qualitative assessment the Company has evaluated the following:

•	The sufficiency of Fincera’s equity investments at risk to permit the Operating Companies to finance their activities without additional subordinated financial support;

•	That as a group, the holders of the equity investments at risk have:

•	The power through voting rights or similar rights to direct activities that most significantly impact the Operating Companies’ economic performance,

•	The obligation to absorb the expected losses of the Operating Companies and such obligations are not protected directly or indirectly, and

•	The right to receive the expected residual return of the Operating Companies and such rights are not capped; and

•	The voting rights of the investors are not proportional to either their obligations to absorb the expected losses of the Operating Companies, their rights to receive the expected returns of the Operating Companies, or both, and that substantially all of the Operating Companies activities do not involve or are not conducted on behalf of an investor that has disproportionately few voting rights.

Since the management contract generally represents a significant service arrangement for the Operating Companies and the associated management fees represent a significant amount of the entity’s cash flow as compared to the overall cash flow of the Operating Companies (generally 50% or more including incentives), the Management Companies’ have what is considered a variable interest in the Operating Companies. This variable interest thereby qualifies Fincera’s Operating Companies as VIEs.

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

As part of its qualitative assessment, Fincera has concluded that it maintains the power criterion since the Company directs the activities that impact the underlying economics of the Operating Company. One example of such an activity is that Fincera’s Officers, which is composed of senior employees across Fincera’s departments, is responsible for monitoring performance and allocating resources and capital to the Operating Companies. Further, since Fincera maintains a priority earnings position in the Operating Companies and has the ability and obligation to absorb the losses of the Operating Companies, Fincera also meets the losses/benefits criterion.

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

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013:

	December 31,
	2015	2014

Total assets	$636,526	$507,091
Total liabilities	347,188	262,738

	Years Ended December 31,
	2015	2014	2013

Income	$34,845	$274	$175
Net income from discontinued operation	816	162	5,826
Net income (loss) from continued operation	(156)	(8,629)	(1,744)

NOTE 20 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION OF FINCERA INC.

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

As of December 31, 2015 and 2014, there were no material contingencies, significant capital and other commitments, provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Company’s Consolidated Financial Statements, if any.

Condensed Balance Sheets

	December 31,
	2015	2014

Assets
Cash and cash equivalents	$135	$118
Prepaid expenses and other current assets	16	8
Investment in subsidiaries, continued operations	118,448	118,372
Investment in subsidiaries, discontinued operations	66,813	73,414

Due from subsidiaries	71,276	71,774
Total assets	$256,688	$263,686

Liabilities
Other payables and accrued liabilities	$619	$634

Shareholders’ equity
Ordinary shares - $0.001 par value authorized – 1,000,000,000 shares; issued and outstanding – 23,550,993 shares at December 31, 2015, respectively; and $0.001 par value authorized – 100,000,000 shares; issued and outstanding – 23,545,939 shares at December 31, 2014, respectively	24	24
Additional paid-in capital	329,276	328,884
Accumulated losses	(88,215)	(96,496)
Accumulated other comprehensive income	14,984	30,640
Total shareholders’ equity	256,069	263,052

Total liabilities and shareholders’ equity	$256,688	$263,686

Condensed Statements of Income

	Years ended December 31,
	2015	2014	2013

Equity in profit (loss) of subsidiaries, continued	$926	$(10,158)	$(4,469)
Equity in profit of subsidiaries, discontinued	8,205	26,488	20,594
Total equity in profit of subsidiaries	9,131	16,330	16,125

General and administrative expenses	850	1,814	4,297
Litigation expense	—	4,350	—
Total operating expenses	850	6,164	4,297

Income from operations	8,281	10,166	11,828
Net income	$8,281	$10,166	$11,828

Condensed Statements of Cash flows

	Years ended December 31,
	2015	2014	2013

Net cash and cash equivalents (used in) operating activities	$(481)	$(4,811)	$(643)
Net cash and cash equivalents provided by investing activities	498	4,833	644
Net cash and cash equivalents used in financing activities	—	—	—
Cash and cash equivalents, beginning of the year	118	96	95
Cash and cash equivalents, end of the year	$135	$118	$96

NOTE 21 – SUBSEQUENT EVENT

On April 29, 2016 the Company granted 136,200 incentive stock options under its 2015 incentive plan to employees, and the valuation of those options is still in progress.

The Company has evaluated subsequent events through the date of issuance of this consolidated financial statements and, other than the above mentioned, has not identified events with material financial impact on the Company’s consolidated financial statements.

