Form 20-F
period 2016-12-31
FINCERA INC.
filed 2017-05-01
CIK 1417370

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2016

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 23,561,949 ordinary shares, par value $0.001 per share, as of December 31, 2016.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

☐ Large Accelerated filer ☐ Non-accelerated filer	☒ Accelerated filer ☐ Emerging growth company

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐ International Financial	☐ Other
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

☐    Yes       ☒ No

CERTAIN INFORMATION

Unless otherwise indicated and except where the context otherwise requires, in this Annual Report on Form 20-F references to:

●
“Fincera”, “we,” “us”, “our” or “Company” refer to Fincera Inc., its subsidiaries and its consolidated variable interest entities;

●
“ACG” refers to AutoChina Group Inc. (together with its subsidiaries and affiliated entities);

●
“Auto Kaiyuan Companies” refers to Kaiyuan Logistics, Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”), and Hebei Xuhua Trading Co., Ltd.;

●
“PRC” or “China” refer to the People’s Republic of China;

●
“dollars” or “$” refer to the legal currency of the United States; and

●
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

We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language included in this Annual Report on Form 20-F provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including, among other things:

●
changing principles of generally accepted accounting principles;

●
outcomes of government reviews, inquiries, investigations and related litigation;

●
continued compliance with government regulations;

●
legislation or regulatory environments, requirements or changes adversely affecting the financial industry in China;

●
fluctuations in customer demand;

●
management of rapid growth;

●
general economic conditions;

●
changes in government policy;

●
the fluctuations in sales of commercial vehicles in China;

●
China’s overall economic conditions and local market economic conditions;

●
our business strategy and plans;

●
our ability to expand through strategic acquisitions, the establishment of new locations, and the introduction of new products and services;

●
our ability to successfully integrate recent acquisitions;

●
credit risk affecting our revenue and profitability, including our ability to manage the default risk of customers;

●
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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A. Selected financial data

The following selected consolidated financial data as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 have been derived from the audited consolidated financial statements of Fincera included in this Annual Report beginning on page F-1. The following summary consolidated financial data as of December 31, 2013 and 2012, and for the years ended December 31, 2013 and 2012, have been derived from the audited consolidated financial statements of Fincera. Such financial data is not included in this Annual Report. The consolidated financial data for all periods presented is retrospectively adjusted to reflect the acquisition of Eastern Eagle International Ltd. (“Eastern Eagle”) and its subsidiaries, which were under common control with us both immediately before and after the acquisition (refer to Note 2 to the Consolidated Financial Statements). Prior period amounts also have been adjusted to exclude discontinued operations (refer to Note 4 to the Consolidated Financial Statements). This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Fincera” and other financial information included in this Annual Report.

The consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or “U.S. GAAP.” The results of operations of Fincera in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

FINCERA INC. AND SUBSIDIARIES
Selected Consolidated Financial Data
(In thousands of U.S. Dollars, except per share amounts)

	As of December 31,
	2016	2015	2014	2013	2012

Balance Sheet Data –
Cash and cash equivalents	$104,123	$72,262	$28,112	$45,577	$75,929
Restricted cash	$6,129	$157	$988	$1,244	$160
Total current assets	$798,024	$666,820	$475,218	$499,721	$498,564
Total assets	$1,030,997	$924,423	$808,604	$761,921	$545,073
Total current liabilities	$879,610	$550,039	$382,216	$441,036	$363,418
Total liabilities	$1,008,357	$671,050	$538,668	$489,093	$363,418
Total stockholders’ equity	$22,640	$253,373	$269,936	$272,828	$181,655

	For the Years Ended December 31,
	2016	2015	2014	2013	2012

Statement of Income Data –

Income	$132,028	$72,773	$20,023	$5,301	$—

Income (loss) from continuing operations before income taxes	3,290	(12,295)	(36,649)	(29,976)	—

Income tax provision (benefit)	1,286	(2,863)	(7,309)	(3,674)	—

Income (loss) from continuing operations	2,004	(9,432)	(29,340)	(26,302)	—

Income from discontinued operations, net of taxes	165	8,205	26,488	27,441	22,031

Net income (loss) attributable to shareholders	$2,169	$(1,227)	$(2,852)	$1,139	$22,031

Earnings (loss) per share –

Basic
Continuing operations	$0.08	$(0.40)	$(1.24)	$(1.12)	$—
Discontinued operations	0.01	0.35	1.12	1.17	0.94
	$0.09	$(0.05)	$(0.12)	$0.05	$0.94
Diluted
Continuing operations	$0.08	$(0.40)	$(1.24)	$(1.12)	$—
Discontinued operations	0.01	0.35	1.12	1.17	0.94
	$0.09	$(0.05)	$(0.12)	$0.05	$0.94

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

Our first two internet-based businesses, the CeraVest lending platform and the CeraPay payments platform, were launched at the end of 2014. Since then we have launched three ecommerce platforms: in October 2015 we launched TruShip, in March 2016 we launched AutoChekk and in July 2016 we launched PingPing (for a description of these platforms please see “Item 4. Information on our Company – B. Business Overview – Internet-based Businesses – Ecommerce). We are also in the process of developing and launching additional internet-based businesses. Our new businesses have a limited operating history. Therefore, it is difficult to effectively assess our future prospects. There are many risks and challenges we are subject to including, but not limited to:

●
Transitioning to new business models;

●
Navigating an evolving regulatory environment;

●
achieving and maintaining our profitability and margins;

●
acquiring and retaining customers;

●
attracting, training and retaining qualified personnel;

●
broadening our product offering;

●
maintaining adequate control over our costs and expenses;

●
maintaining the security of our platforms and the confidentiality of the information provided and utilized across our platforms;

●
managing credit risk in our portfolio of loans;

●
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

Significant defaults by financing customers could materially and adversely affect our business and results of operations.

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

On December 28, 2015, the PBOC issued the final rules on online payments for third party payment platforms. There are three main areas covered by the rules: 1) strict know your customer (“KYC”) checks to support anti-money laundering and counter-terrorism efforts; 2) limits on daily transaction volume to force payment platforms to focus on providing small e-commerce transaction services; and 3) tiered regulation for platforms based on a government rating system instead of a blanket approach. The final online payment rules took effect on July 1, 2016. Although our CeraPay product offers online payment processing services, we are not a licensed third party payment service provider. Therefore, it is unclear whether the PBOC rules on online payments apply to us. We continue to evaluate the need to modify our business practices to conform to the final regulations. Doing so may adversely affect our ability to attract, retain or profitability service customers and therefore have a material adverse effect on our business.

On August 24, 2016 the CBRC together with three other PRC regulatory agencies jointly issued temporary rules for regulating the online lending businesses in China (the “Temporary Rules”). As previously communicated in the Guidelines, the rules state that online lending platforms are designated as information intermediaries for borrowers and lenders, and should not participate in the transaction in any other way. The official preface to the rules states that the main purpose of the regulations is to promote risk management and establish ground rules to limit the prevalence of unsound practices and illegal activity in the industry. The draft rules ordered platforms to seek bank custody services for customer funds and also set forth a list of 13 prohibited activities:

●
Use the platform for self-financing or financing of related parties
●
Directly or indirectly accept and manage lender funds
●
Provide guarantees to lenders or promise guaranteed returns on principal and interest

●
Beyond the approved internet, telecom, and other electronic channels, advertise or recommend specific loan investments to lenders through physical locations managed by the platform or third parties authorized by the platform
●
Directly make loans to borrowers, unless stated otherwise by applicable laws and regulations
●
Structure loans into investment products with liquidity timing that differs from the original loan term
●
Sell self-managed wealth management or other financial products to accumulate funds or broker bank wealth management products, mutual funds, insurance annuities, or trust products and other financial products
●
Conduct securitization like businesses or facilitate the secondary sale and transfer of packaged assets, securitized assets, trust products, or fund interests
●
Collaborate with other investment or brokerage businesses to bundle, sell or broker investment products, unless stated otherwise by applicable laws and regulations
●
Provide false loan information or exaggerate return expectations; conceal investment risk; use biased language or other fraudulent methods to engage in false advertising or marketing; fabricate and disseminate false or incomplete information to damage the business reputation of another or to mislead borrowers or lenders
●
Facilitate loans for the purpose of making investments in the stock market, futures contracts, structured products or other high-risk investments
●
Provide equity crowdfunding services
●
Other activities forbidden by applicable laws and regulations

In addition to the prohibited activities, borrowers are subject to borrowing limits on a single platform as well as across multiple platforms. Under the temporary rules, natural persons may only carry a loan balance of up to RMB 200,000 on a single platform and no more than RMB 1 million across multiple platforms. While legal representatives of organizations and other legal entities may only borrow up to RMB 1 million on a single platform and no more than RMB 5 million across multiple platforms.

The Temporary Rules granted a 12-month transition period during which platforms can work toward full compliance as more detailed measures and guidelines are communicated by local financial bureaus tasked with enforcement. Our online lending platform is registered as a business in Shijiazhuang, Hebei; currently the province has not issued its own guidelines for online lenders operating in the region.

Following the release of the regulations for online lending, on Feb 22, 2017, the CBRC issued guidelines on fund custody services for online lending businesses to offer further details on bank custody requirement for lending platforms. These guidelines mandated that lending platforms must employ third party fund custody services from commercial banks in order to prevent unauthorized use of customer funds by the platform. The regulations protected banks by declaring that custodian banks are not liable for any fraudulent activity or investment losses from defaults that occur on lending platforms. Custodian banks are responsible for facilitating and authenticating the custody account opening process and any transactions that involve the customer funds in custody. Lending platforms may only designate a single commercial bank to provide the custody services. These guidelines granted a 6-month compliance deadline which coincidently falls on about the same day as the online lending regulations compliance deadline. We are currently in preliminary discussions with several Chinese commercial banks regarding custody services. If we are unable to secure a fund custodian by the regulatory deadline we may be subject to disciplinary action or fines from the local regulators.

We have determined that we will need to modify our business practices to conform to the regulations issued by the CBRC and may be required to make further modifications depending on guidance from local regulators in Hebei. Doing so may adversely affect our ability to attract, retain or profitability service customers and therefore have a material adverse effect on our business.

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

The internet-based finance industry in China is intensely competitive and evolving rapidly. Although we primarily focus on the transportation industry vertical, in which we have many years of experience operating, there are a large number of broader internet-based financial product offerings and e-commerce platforms that may compete with our products and may be provided by competitors that are larger and more established than us. With respect to lending competition, we primarily compete with offline boutique financing providers and in some cases internet-based financing providers. With respect to investors, we primarily compete with other investment products and asset classes, such as equities, bonds, investment trust products, bank savings accounts, real estate and alternative asset classes. If we are unable to compete effectively, our business and results of operations could be harmed. In addition, if we begin lending to other industries, we will face more competition in those markets from more established lenders.

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

Content displayed on our ecommerce websites by merchants may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content or other licenses, the closure of the concerned websites and reputational harm. The website operator may also be held liable for the content displayed on or linked to its website that is subject to censorship. If we are unable to control and screen out inappropriate content posted by merchants on our ecommerce sites, then our ecommerce sites may be subject to penalties and other administrative actions.

We could be subject to allegations and lawsuits claiming that items listed on our ecommerce websites by merchants are pirated, counterfeit or illegal.

Goods and services made available for sale by merchants on our ecommerce platforms could be subject to allegations that they infringe third-party copyrights, trademarks, patents or other intellectual property rights. If we are unable to prevent counterfeiting and infringement of intellectual property, we could be subject to penalties, administrative actions and suffer damage to our reputation and brand.

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

Furthermore, as we rely on certain third-party service providers, such as third-party payment platforms and custodian banks, to conduct our business, if these third-party service providers fail to function properly, we cannot assure you that we will be able to find an alternative in a timely and cost-efficient manner or at all. Any of these occurrences could result in our diminished ability to operate our business, potential liability to borrowers and investors, inability to attract borrowers and investors, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

Increases in fees incurred by third-party service providers could adversely affect our profitability.

We rely on certain third-party service providers, such as third-party payment platforms, custodian banks and cloud infrastructure providers, to conduct our business. If these third-party service providers were to increase the fees that they charge us, our profitability could be adversely affected. Furthermore, we may not be able offset any increase in expenses incurred. We could also incur additional expenses to find other suitable third-party service providers.

A severe or prolonged downturn in the Chinese or global economy could materially reduce our revenues.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of China’s economic growth since 2012, which may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in Ukraine, North Korea, the Middle East and Africa, which have resulted in volatility in financial and other markets, as well as concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. If present Chinese and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our platform.

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

Enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Factors that are vital to this objective include but are not limited to our ability to:

●
maintain the quality and reliability of our platforms;

●
provide borrowers and investors with a superior experience in our marketplace;

●
enhance and improve our credit assessment and decision-making models;

●
effectively manage and resolve borrower and investor complaints; and

●
effectively protect personal information and privacy of borrowers and investors.

Any malicious or innocent negative allegation made by the media or other parties about our company, including but not limited to our management, business, compliance with law, financial conditions or prospects, whether with merit or not, could severely hurt our reputation and harm our business and operating results. As the market for online finance in China is new and the regulatory framework for this market is also evolving, negative publicity about this industry has and may arise from time to time. Negative publicity about China’s online consumer finance marketplace industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities.

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

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

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

Adverse economic conditions in Shijiazhuang, China that negatively impact the demand for office space and hotel accommodations may result in lower occupancy and rental rates for our property lease and management business, which would adversely affect its results of operations.

Generally speaking, economic growth and employment levels in a local market are important factors in determining the success of a local property lease and management business. Since we only lease office space and manage hotel operations in one building that is located in Shijiazhuang, China, the economic conditions of this city are likely to be important factors in determining the occupancy levels and rental rates that our property lease and management business is able to achieve. Therefore, any deterioration in the economic conditions of Shijiazhuang may adversely affect the results of operations of our property lease and management business.

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

We may not be successful in integrating or operating our recently acquired hotel business.

In August 2016 we entered into the hotel business with our acquisition of Eastern Eagle. The profitability of this business depends on our ability to effectively manage and integrate the acquired business into our existing operations. In addition, the performance of the hotel business may be affected by local economic conditions and competition, among other factors, which may have adverse effects on occupancy rates and on our ability to generate income from hotel operations.

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

A significant portion of our working capital is funded through loans from related parties of our Chairman and CEO, Mr. Yong Hui Li, some of which may be called by the lenders at any time, which could materially and adversely affect Fincera’s liquidity and Fincera’s ability to fund and expand its business.

As of December 31, 2016, we had outstanding borrowings from related parties of our Chairman and Chief Executive officer, Mr. Yong Hui Li, of approximately $307.0 million. These borrowings are interest bearing and for various terms, and some are callable at any time by the lenders. The lenders have not indicated to us if there is a maximum amount they are willing to lend to us or that they will not call the loans for repayment. In the event such lenders determine to call these loans we will have to repay the loans from our cash reserves or financing provided by third-party financial institutions. There can be no assurance that we will have sufficient cash reserves or that we could secure additional financing from third parties on favorable terms or at all. If cash reserves or suitable financing were not available, we would have to divert working capital from growing our commercial leasing business, and we would not be able to expand our commercial leasing business as quickly as expected.

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

We have discontinued our legacy truck leasing business by exiting the leasing industry. This involves servicing the remaining leases and collecting the outstanding amounts due to us. If we are unable to effectively and efficiently collect these amounts, the profitability of this discontinued business segment will be reduced, which in turn will adversely affect our profitability.

Risks to Fincera’s Shareholders

Because Fincera may not pay regular dividends on its ordinary shares, shareholders will generally benefit from an investment in Fincera’s ordinary shares only if the shares appreciate in value.

Although Fincera declared and paid a special cash dividend in the amount of $0.25 per ordinary share in February 2012 to its shareholders, Fincera has not declared any dividends since then and may not declare or pay any regular cash dividends on its ordinary shares in the future. Fincera currently intends to retain future earnings, if any, for use in the operations and expansion of the business. As a result, Fincera does not anticipate paying regular cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of Fincera’s Board of Directors and will depend on factors Fincera’s Board of Directors deems relevant, including among others, Fincera’s results of operations, financial condition and cash requirements, business prospects, and the terms of Fincera’s credit facilities and other financing arrangements. If no dividends are paid, realization of a gain on a shareholder's investments will depend solely on the appreciation of the price of Fincera’s ordinary shares. There is no guarantee that Fincera’s ordinary shares will appreciate in value.

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

Yong Hui Li, the Chairman and Chief Executive Officer of Fincera, beneficially owns approximately 81.4% of the outstanding ordinary shares of Fincera as of the date of this Annual Report on Form 20-F, assuming that there are no other changes to the number of ordinary shares outstanding. Mr. Li may take actions with respect to such shares without the approval of other shareholders and which are not consistent with the interests of the other shareholders, including the election of the directors and other corporate actions of Fincera such as:

●
its merger with or into another company;

●
a sale of substantially all of its assets; and

●
amendments to its memorandum and articles of incorporation.

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

Since our wholly-owned subsidiary ACG is a Cayman Islands company and it holds the equity interests of its PRC subsidiaries indirectly through Fancy Think Limited, a Hong Kong company, our PRC subsidiaries are treated as foreign invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements, (the “Enterprise Agreements”), entered into with the Auto Kaiyuan Companies, Hebei Yarui Trade Co., Ltd. (“Hebei Yarui Trading”) and Hebei Shengrong Investment Co., Ltd. (“Hebei Shengrong Investment”, under which with Hebei Yarui Trading are collectively known as the “AKC Shareholders”). Pursuant to the Enterprise Agreements, we, through our wholly-owned subsidiary ACG, have exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholders, and have control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies are considered variable interest entities, and Fincera is the primary beneficiary. ACG’s relationships with the Auto Kaiyuan Companies and the AKC Shareholders are governed by the Enterprise Agreements between Hebei Chuanglian Finance Leasing Co. Ltd. (“Chuanglian”), an indirect wholly-owned subsidiary of ACG, and each of the Auto Kaiyuan Companies, which are the operating companies of ACG in the PRC. The Auto Kaiyuan Companies and their subsidiaries hold the relevant business licenses to carry out the business (see note 21 to the Consolidated Financial Statements for additional information).

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

●
revoking the business and operating licenses of Fincera’s PRC subsidiaries or Auto Kaiyuan Companies, which business and operating licenses are essential to the operation of Fincera’s business;

●
levying fines;

●
confiscating Fincera’s income or the income of its PRC subsidiaries or Auto Kaiyuan Companies;

●
discontinuing or restricting our operations or the operations of Fincera’s PRC subsidiaries or Auto Kaiyuan Companies;

●
imposing conditions or requirements with which Fincera, ACG, Fincera’s PRC subsidiaries or Auto Kaiyuan Companies may not be able to comply;

●
requiring Fincera, Fincera’s PRC subsidiaries or Auto Kaiyuan Companies to restructure their relevant ownership structure, operations or contractual arrangements;

●
restricting or prohibiting Fincera’s use of the proceeds from Fincera’s initial public offering to finance its business and operations in China; and

●
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

It is likely that we would not be considered as ultimately controlled by Chinese parties. To our knowledge, ultimate beneficial owners of our shares who are PRC nationals may not, in the aggregate, control more than 50% of our total voting power as of March 8, 2017. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point by illustrating several possible options. Under these varied options, a company that has a VIE structure and conducts the business on the “negative list” at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate share control structure of the company, may either permit the company to continue to maintain the VIE structure (if the company is deemed ultimately controlled by PRC nationals), or require the company to dispose of its businesses and/or VIE structure based on circumstantial considerations. Moreover, it is uncertain whether online lending and online payments, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

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

We, through our wholly-owned subsidiary ACG, have contractual arrangements with respect to operating the business with the Auto Kaiyuan Companies, and the shareholders of Auto Kaiyuan Companies are Hebei Yarui Trading and its parent company, Hebei Shengrong Investment, companies registered in the PRC and indirectly owned by our Chairman and CEO, Mr. Yong Hui Li. Although Auto Kaiyuan Companies, Hebei Yarui Trading and Hebei Shengrong Investment have given undertakings to act in the best interests of Fincera, Fincera cannot assure you that when conflicts arise, these individuals will act in Fincera’s best interests or that conflicts will be resolved in Fincera’s favor.

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

Fincera conducts substantially all of its operations and generates all its sales in China. Accordingly, Fincera’s business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

●
the higher level of government involvement and regulation;

●
the early stage of development of the market-oriented sector of the economy;

●
the rapid growth rate;

●
the higher rate of inflation;

●
the higher level of control over foreign exchange; and

●
government control over the allocation of many resources.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Under the PRC EIT Law, we, Eastern Eagle, ACG, and/or Fancy Think Limited , ACG’s wholly-owned subsidiary, each may be classified as a “resident enterprise” of the PRC. Such classification could result in tax consequences to us, our non-PRC resident security holders and Eastern Eagle, ACG, and/or Fancy Think Limited.

Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. An enterprise established outside of China with its “de facto management bodies” located within China is considered a “resident enterprise”, meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax ("EIT") purposes. The implementing rules of the EIT Law define “de facto management bodies” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise; however, it remains unclear whether the PRC tax authorities would deem our managing body as being located within China. The PRC tax authorities would determine the PRC tax resident treatment of a foreign (non-PRC) company, either by (i) applying for determination by tax authorities after a self-assessment by the enterprises or (ii) determination by tax authorities upon investigation and discovery by the tax authorities.

If the PRC tax authorities determine that we, Eastern Eagle, ACG, and/or Fancy Think Limited is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we, Eastern Eagle, ACG, and/or Fancy Think Limited may be subject to enterprise income tax at a rate of 25% on our, Eastern Eagle, ACG’s, and/or Fancy Think Limited’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. As a result, if we, Eastern Eagle, ACG, and Fancy Think Limited are treated as PRC “resident enterprises,” all dividends to us (through Eastern Eagle, Fancy Think Limited and ACG) would be exempt from PRC tax.

If Eastern Eagle and/or Fancy Think Limited were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that Eastern Eagle receives and/or Fancy Think Limited receives (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, provided that Eastern Eagle and Fancy Think Limited were considered beneficial owners of such dividend income and the treaty benefit regarding favorable 5% withholding tax rate was granted by PRC tax authority according to the Tax Arrangement between the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (PRC-HK Tax Arrangement) and PRC domestic tax laws, or (ii) if such PRC-HK Tax Arrangement does not apply (because the PRC tax authorities may deem Eastern Eagle and/or Fancy Think Limited to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if we or ACG were treated as a PRC “non-resident enterprise” under the EIT Law, and Eastern Eagle and/or Fancy Think Limited were treated as a PRC “resident enterprise” under the EIT Law, then dividends that (i) we receive from Eastern Eagle or (ii) ACG receives from Fancy Think Limited (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. Any such PRC withholding taxes on dividends could materially reduce the net amount of dividends, if any, we could pay to our shareholders.

The new “resident enterprise” classification could result in a situation in which a 10% PRC tax is imposed on dividends we pay to our investors that are non-resident enterprises so long as such non-resident enterprise investors do not have an establishment or place of business in China or, despite the existence of such establishment of place of business in China, the dividends we pay are not effectively connected with such establishment or place of business in China, to the extent that such dividends have their sources within the PRC. In such event, we may be required to withhold a 10% PRC tax on any dividends paid to our investors that are non-resident enterprises. Our investors that are non-resident enterprises also may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of our securities in certain circumstances. We would not, however, have an obligation to withhold PRC tax with respect to such gain.

To date, the SAT has been monitoring all kinds of offshore indirect transfers, and on February 3, 2015, the SAT released the Announcement on Several Issues Concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-resident Enterprises, as a Public Announcement ("Circular 7") to supersede the most of rules under Circular 698. Circular 7 introduces a new tax regime that is significant different from that under Circular 698. Firstly, it expands the transactions covered under Circular 698 (i.e. offshore indirect equity transactions) into covering transactions involving the transfer of "China Taxable Properties" , which includes (i) assets attributed to an establishment in China, (ii) immovable property in China (illustrated below as applicable to the current transaction), and (iii) shares in Chinese resident enterprises. Second, Circular 7 provides clearer criteria than Circular 698 on how to assess the reasonable commercial purposes and introduces "safe harbor" and "blacklisted" scenarios. Third, Circular 7 encourages the transaction parties of an indirect transfer that are neither within the Safe Harbour Scenario nor the Blacklisted Scenario to voluntarily file a report to the in-charge China tax authority for assessment of reasonable business purpose. If the parties of the indirect transfer fail to file such a report, but the indirect transfer is identified as short of reasonable business purpose, the China tax authority will be entitled to collect the EIT on the capital gain and also impose a heavy penalty and a late payment interest. Circular 7 brings challenges to both the foreign transferor and the transferee of the offshore indirect transfer as they have to make a self-assessment on whether the transaction should be subject to PRC taxes and to file or withhold the PRC taxes accordingly. If the SAT’s challenge of an indirect transfer according to Circular 7 is successful, it will deny the existence of the offshore holding company that is used for tax planning purposes. We (or a foreign investor) may become at risk of being taxed under Circular 7 and may be required to expend valuable resources to comply with Circular 7 or to establish that we (or such foreign investor) should not be taxed under Circular 7, which could have a material adverse effect on our financial condition and results of operations (or such foreign investor’s investment in us).

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

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report on Form 20-F captioned “Taxation—United States Federal Income Taxation—General”) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our 2016 taxable year, we may be treated as a PFIC for our 2016 taxable year.  However, since we have not performed a definitive analysis with respect to our PFIC status for our 2016 taxable year, there can be no assurance with respect to our status as a PFIC for such taxable year. There also can be no assurance with respect to our PFIC status for our current (2017) taxable year or any future taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the U.S. federal income tax consequences of PFIC classification to U.S. Holders, see the section of this Annual Report on Form 20-F captioned ’‘Taxation—United States Federal Income Taxation—Tax Consequences to U.S. Holders—Passive Foreign Investment Company Rules.”

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

On August 30, 2012, the Company’s independent directors approved, and the Company entered into, an equity transfer agreement through its wholly owned subsidiary, ACG, to purchase 100% of the equity of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building (the “Real Estate Asset”). Heat Planet was controlled by the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li (“Mr. Li”). The total transaction value of approximately RMB1 billion ($159.3 million) was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the Real Estate Asset. Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center is the tallest building in Shijiazhuang and Hebei Province and is also occupied by a Hilton Worldwide-operated hotel. Fincera’s headquarters are located in the Kai Yuan Center, which serves as the control center for the Company’s operations throughout China. The Company does not occupy the entire office space purchased, and has been leasing out the unoccupied space, the proceeds from which are reported as rental income.

Heat Planet’s equity was purchased for approximately $56.4 million. In connection with the acquisition, the Company assumed approximately $102.9 million in debt, resulting in a total transaction value of approximately $159.3 million. The $56.4 million purchase price was payable within six months of occupation of the Real Estate Asset, and any unpaid amounts after such six months began to accrue interest at the one-year rate announced by the People’s Bank of China (4.35% as of December 31, 2016). As of December 31, 2016 approximately $4.3 million is still owed for the acquisition of Heat Planet.

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

In October 2015 the Company launched TruShip, its first ecommerce platform, which allows trucking industry merchants, such as dealerships and leasing companies, to establish online store-fronts and conveniently conduct sales transactions through CeraPay.

In January 2016 the Company’s wholly-owned subsidiary Chuangjie Trading was wound up. In March 2016 the Company’s wholly-owned subsidiary Lian Sheng Investment was wound up and ownership of Dian Fu Bao Investment was transferred from Chuanglian to Kaiyuan Auto Trade Group.

In March 2016, the Company launched AutoChekk, its first ecommerce platform for the passenger vehicle industry. AutoChekk provides consumers in China with online tools and information designed to make researching and purchasing passenger cars or maintenance services more convenient and affordable.

In July 2016, the Company launched PingPing, an ecommerce platform that allows small businesses to establish an online presence while providing an intuitive, full-service online shopping experience for their customers.

On October 19, 2016, the Company closed its purchase of 100% of the equity interest of Eastern Eagle and its subsidiaries, whose primary asset consists of the remaining portions of the Kai Yuan Finance Center that the company did not already own, namely 31 floors and an underground parking garage, together totaling over 119,000 square meters, which house the Shijiazhuang Hilton Hotel (the “Building Assets”). Eastern Eagle was controlled by the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li (“Mr. Li”). The total transaction value, as adjusted to account for changes in the net asset carrying value determined for Eastern Eagle, was $409.3 million, consisting of cash of $111.5 million and assumed liabilities of $297.8 million.

In an effort to streamline the Company’s corporate structure, certain companies have been eliminated. Top Auto International Inc. was eliminated in July 2016. First Auto Limited was eliminated in December 2016. Heat Planet is in the process of being eliminated and its holdings were transferred to Hebei Remittance Guarantee in November 2016.

In December 2016, Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”) was replaced in our corporate structure by Hebei Yarui Trading. The related Enterprise Agreements involving Hebei Kaiyuan were replaced by identical agreements involving Hebei Yarui Trading instead.

The following chart illustrates our corporate structure as of December 31, 2016:

(1)
The public company, quoted on the OTC QB Board under the symbol “AUTCF”.

(2)
Eastern Eagle International and its subsidiaries were acquired in October 2016. Eastern Eagle holds the ownership of the hotel segment of the Kai Yuan Finance Center building.

(3)
In December 2016 Hebei Yarui Trading replaced Kai Yuan Real Estate in the corporate structure.

(4)
Hebei Xuwei Trading is an investment holding entity.

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

(9)
Hebei Shengrong Investment is an entity 100% indirectly controlled by Mr. Yong Hui Li, our Chairman and Chief Executive Officer. (“Mr. Li”)

(10)
Hebei Xuhua Trading is the entity that Fincera indirectly acquired control of through contractual arrangements and which held the cash consideration paid to Fincera in connection with its sale of its automobile dealership business in December 2009. Currently, its main purpose is to act as an intermediary in the faciliation process for certain CeraVest Loans .

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

(18)
   Kaiyuan Auto Trade Group was established in January 2008. Currently, its main purpose is to act as an intermediary in the faciliation process for certain CeraVest Loans .

Fincera’s principal executive office is located at 27/F, Kai Yuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China. Our telephone number is +86 311 8382 7688.  Our principal website is located at http://www.fincera.net. The information on our website is not part of this Annual Report.

B. Business Overview

Fincera focuses on providing innovative web-based financing and ecommerce services for small and medium-sized businesses (“SMBs”) and individuals in China. Our goal is to promote the success of SMBs by providing them with access to affordable credit and online marketing tools, while at the same time providing individuals with attractive investment opportunities and financing for retail products. Through our product offerings, we aim to enable a new era of inclusive finance and Offline to Online (O2O) shopping experiences in China.

We currently operate two distinct businesses lines: 1) internet-based and 2) property lease and management. Our internet-based segment is its own reportable segment. Within our property lease and management business are two additional reportable segments: hotel and office leasing. We are in the process of winding down our commercial vehicle sales, leasing and support business and insurance agency business.

From 2009 to 2015 we focused principally on our commercial vehicle sales, leasing and support business which provides commercial vehicle leasing solutions for small and medium-sized businesses in China’s transportation industry. During this time we accumulated significant knowledge and experience regarding the transportation industry and how to effectively underwrite credit and manage risk for its participants. Due to our experience providing financing to customers in the commercial vehicle industry, we have initially targeted the transportation industry for our first internet-based products, which are: CeraVest, CeraPay, AutoChekk, PingPing and TruShip.

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

Currently, CeraVest loans bear interest at approximately 8.62% per annum. The loan is guaranteed by the SMBs and 7.5% of the loan is remitted to the Company as a security deposit. The CeraVest agreement entered into with the borrower states that the ownership of the debt may be transferred to CeraVest investors at the Company’s option during the six-month loan period. The Company may transfer the debt, partly or in full, to CeraVest investors through a transfer agreement at a quoted rate of return which is currently approximately 8.62% per annum and the lending period is also six months.

In September 2015, we launched the CeraVest Flex product, which gives investors flexibility with respect to the term of their investment. As opposed to the fixed 6-month term of the regular CeraVest product, CeraVest Flex allows investors to add or withdraw funds as they please. It transfers the underlying assets, which are CeraPay or CeraVest receivables, to investors through a transfer agreement at a quoted rate of approximately 8.03% per annum. The transferred notes have either a 6 month term or no specific lending period or maturity date. The investors, once they have purchased these notes, are free to add to or withdraw their investment at any time by requiring the Company to repurchase the assets from the investors. The rate of return is fixed regardless of the holding period. The Company adjusts the size of the underlying pool of receivables according to the total amount of investment in CeraVest Flex. All of the foregoing is reflected in the applicable transfer agreements.

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

CeraPay can also now be used to purchase Sinochem and PetroChina fuel cards, which are valid for fuel purchases at all Sinochem and PetroChina service stations. In addition, CeraPay may be used to pay for tolls incurred at electronic toll collection (ETC) booths. We earn money from these arrangements by collecting rebates ranging from 1-5% from the merchants.

Ecommerce

TruShip, launched in October 2015, is our online ecommerce platform whereby trucking industry merchants, such as dealerships and leasing companies, can establish an online store-front and conveniently conduct sales transactions through CeraPay. The platform’s website is www.che001.com. In December 2015, the TruShip Logistics shipping marketplace was launched on the platform. It allows participants in China’s fragmented long-haul trucking industry to publish, browse, and connect on shipping jobs across the country at no cost. Payment transactions resulting from connections made on TruShip Logistics can be completed with CeraPay, and the subsequent data is used as underwriting metrics for CeraVest loans to small businesses. The primary strategic objective of TruShip is to provide our customers with a useful transaction platform that facilitates the increased use of CeraPay. The platform charges approximately 0.2‰ facilitation fees to the registered merchants for each successful transaction conducted with the customers.

AutoChekk, launched in March 2016, is our ecommerce platform for the passenger vehicle industry. AutoChekk provides consumers in China with a powerful and intuitive tool that makes researching and purchasing passenger cars or maintenance services convenient and affordable. The platform’s website is www.chekk.com. The platform provides information regarding passenger cars that are available for sale and facilitates purchases. AutoChekk also provides consumers with search tools and a procurement platform for maintenance services. Similar to Fincera's TruShip Logistics feature, payment transactions resulting from connections made on AutoChekk can be completed with CeraPay, and the resulting data could be used as underwriting metrics for CeraVest loans to small businesses.

PingPing, launched in July 2016, is our ecommerce platform for small businesses. PingPing provides businesses with an easy-to-use online platform to establish an online presence while providing an intuitive, full-service online shopping experience for their customers. The platform’s website is www.pingpw.com. PingPing plans to offer B2B, B2C, and real estate ecommerce services, which are all complemented by Fincera's core financial service offerings. As with Fincera's TruShip and AutoChekk platforms, payment transactions are processed using CeraPay and other third-party payment platforms, and the resulting data will be used as underwriting metrics for CeraVest loans to small businesses.

We also operate a network of branch offices in 31 provinces, municipalities, and autonomous regions across China. These branches support local sales staff for our internet-based businesses.

Property Lease and Management Business

We own the Kai Yuan Finance Center, which is a 53-floor large-scale commercial building with hotel, office and ancillary facilities, erected on a land parcel with a site area of approximately 10,601 square meters in the central business district of Shijiazhuang, China. The office space in the building comprises a total gross floor area of approximately 62,972 square meters. Our corporate headquarters is located in the building and we lease out the space that we do not occupy (approximately 56,092 square meters). As of December 31, 2016 approximately 64% of this space has been leased out pursuant to leases that expire at various dates through 2021.

Hotel Business

The Kai Yuan Finance Center also houses the Shijiazhuang Hilton Hotel. This full-service hotel property totals over 119,000 square meters and includes guest rooms, restaurants, conference facilities, a fitness center, spa and an underground parking garage. The Company has entered into a management and franchise agreement with Hilton Worldwide Holdings Inc. to manage and operate the hotel.

We believe that the Kai Yuan Finance Center is one of the premiere commercial properties in Shijiazhuang, making it highly attractive to both office tenants and hotel guests. It is currently the tallest building in Hebei province and is situated in a central location next to a large luxury shopping mall, the Hebei Provincial Museum and the Hebei Provincial Library. Its convenient location places it steps away from one of Shijiazhuang’s main thoroughfares, Zhongshan Road, where the city’s first subway line is being built.

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

Our Strategy

We are undergoing a significant business transformation. Before launching our internet-based businesses, we considered ourselves the preeminent provider of commercial vehicle sales, servicing and leases in China. However, we envisioned an even larger market opportunity and even better ways to help even more businesses succeed and directly serve China’s growing consumer population. Therefore, we decided to wind down our commercial vehicle sales, leasing and support business and launch new businesses to pursue potentially greater opportunities instead. Thus far, we have done this by launching the online platforms CeraVest, CeraPay and TruShip. These platforms are designed to enhance the productivity and success of small and medium-sized businesses. Due to our years of experience in the transportation industry and knowledge of its participants, we have chosen to initially target this same vertical with these new products. In addition, we have also launched the AutoChekk and PingPing ecommerce platforms that work in conjunction with our financial services to create a convenient O2O shopping experience for Chinese consumers of retail goods and passenger vehicles.

CeraVest primarily provides a funding solution for capital constrained small and medium sized businesses. After they become our customers through CeraVest, we encourage these businesses to use, and to encourage their own customer base to use our other platforms to conduct transactions or browse inventory. For example, CeraPay provides a convenient and standardized payment solution for borrowers that take out a credit line with us, while an ecommerce platform that we provide for a particular industry vertical (i.e. TruShip for the trucking industry) allows merchants to interact and conduct transactions with their customers online. Together, these platforms create powerful network effects. For example, merchants are incentivized to conduct transactions with their customers via CeraPay on one of our ecommerce platforms. Then for the end consumers, we also offer financing for the purchases they make from the merchants. By offering financial solutions to both sides of the transaction and providing a convenient tool to facilitate it, we are able to convert a typically offline business scenario to an online one where rich data can be collected. We then utilize transactional data from all of our platforms to help make underwriting decisions for our loan products. Starting with the industry that we are familiar with, CeraPay, CeraVest, and TruShip together provide a comprehensive ecommerce, funding and payment solution for trucking businesses nationwide. Replicating this model, we are able to create the same package of solutions by combining CeraPay and CeraVest with AutoChekk or PingPing, each targeting a different industry vertical in which we have operational expertise.

We believe that our online payments platform, CeraPay will be our primary profit driver. This is because CeraPay will be a core payment channel for all of our ecommerce platforms and we earn transaction fees from processing these payments. This makes the business model highly scalable since increased transaction volumes do not typically directly increase most operating expenses like they would when dealing in physical products.

Given that our internet-based businesses are relatively new, establishing a large customer base is a top priority. We facilitate this by leveraging our nationwide network of branch offices to promote our new businesses. In addition, we employ various referral and commissions strategies to gain new customers.

Our Industry

We do not believe that the financing needs of small and medium-sized businesses in China have effectively been met for several years. The needs of this market have driven the growth of the P2P lending industry. According to Wangdaizhijia, a portal for China’s P2P lending industry, the total P2P lending market in China totaled approximately 2,064 billion RMB in 2016, which is more than double the 2015 market size of 982 billion RMB. According to iResearch, the market is forecast to grow to 3,545.2 billion RMB in 2019, representing a 4 year compound annual growth rate (CAGR) of approximately 38% per year.

The passenger vehicle and ecommerce industries in China also have tremendous potential. According to the China Passenger Car Association, China has the largest passenger car market in the world, with sales of 23.9 million cars, sports utility and multipurpose vehicles during 2016. According to eMarketer, China also has the largest retail ecommerce market in the world, with 2016 retail ecommerce sales expected to top $899.09 billion.

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

Payment apps that offer consumer credit are also nascent products introduced in recent years by Alipay and JD.com , around the same time when we launched CeraPay for the trucking industry. We believe that Internet-based consumer credit offerings present an attractive opportunity as more traditional services such as credit cards have a relatively low penetration in China.

Our CeraPay and TruShip platforms currently primarily service the trucking industry in China. According to numerous sources, including the 2012 China Commercial Vehicle Outlook published by ACT Research, China’s medium and heavy duty truck markets are the largest in the world and account for over 50% of the world’s commercial vehicle production. According to the China Association of Automobile Manufacturers (CAAM), there was an all-time record of 1,017,400 heavy trucks sold in China in 2010. Demand has slowed somewhat since then, and, in 2014, there were 742,600 heavy trucks sold according to CAAM, a decrease of 3.7% from 2013. In 2015 there were 546,800 heavy trucks sold according to CAAM, a decrease of 26% from 2014. In 2016 there were 733,000 heavy trucks sold according to CAAM, an increase of 34% from 2015. We believe that demand for credit should remain strong despite fluctuations in the business environment.

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

We also aim to provide individuals with attractive fixed-income investment opportunities and financing for retail and vehicle purchases. At the present time, all individuals in China who possess an official government-issued resident identity card are eligible to invest in CeraVest loans. We rely heavily on referrals, word of mouth advertising and our branch office sales staff to acquire individual customers.

Sales and Marketing

We primarily utilize a highly targeted multi-tiered approach to selling and marketing our products. We employ a direct sales force, partner with SMBs, utilize commission-only sales agents and offer a customer referral system relying on word of mouth advertising to market our products. For branding and promotional purposes, we invest a small portion of our budget on ads on various traditional and digital media sources such as news outlets, social media, app stores, and other third party web or mobile app platforms. While we currently rely heavily on our sale force for customer acquisition, we expect digital and multimedia marketing to be our main channels going forward as we build capabilities in this area.

We are in the process of converting our commercial vehicle financing sales and service centers into branch offices. These branch offices will provide office space for our employees who are engaged in the selling and marketing of our internet-based products. During this process certain existing commercial vehicle financing sales and service center locations will be eliminated while new branch offices will be opened. We will also hire certain staff on a non-salaried, commission-only basis. We feel that having a physical presence across China is a competitive advantage at this transitional point in our business compared to other companies offering online products that do not.

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

Finally, we provide a variety of incentives to CeraVest investors for new customer referrals that convert to sustained investment. Because we sell our financial products in China, where public sentiment is wary of fraud, word of mouth referrals are the most cost effective way for us to acquire loyal customers that trust our brand.

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

CeraPay users can be individuals or businesses. The CeraPay screening and underwriting process for businesses is similar to that for CeraVest. In addition, as with CeraVest, businesses must first apply and be approved to be franchise stores. The screening process for individuals involves a legal background check and a detailed documentation process to collect and verify information about the customer such as official government documents, proof of assets, bank statements and tax returns. Individuals must also pledge property, such as a commercial vehicle or real estate, as collateral in order to be approved for CeraPay. Upon approval, proprietary formulas are used to determine the amount of credit extended.

We are also in the process of implementing credit risk models that utilize both internal and external data sources to rate borrowers’ credit worthiness and calculate default risk to be used in our screening process. Since China has an underdeveloped credit rating system, we must rely on our own proprietary models and data sources to rate and underwrite prospective borrowers. Aside from internal data sources such as transaction history and user activity on our platform websites, we also purchase external data such as an applicant’s cell phone activity, bank card activity, traffic violations record, and highway toll data. Using a wide array of data that we collect over time, we can optimize our risk models to better calculate ratings and default risk.

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

Our Target Markets are Very Large and Present Significant Opportunities. Our initial target market is large. According to CAAM, there were approximately 733,000 heavy trucks sold in 2016 in China, making it the largest market for heavy trucks in the world. Furthermore, we estimate this market supports approximately 9 trillion RMB in transactions per year, which our CeraPay product directly targets. Also, according to Wangdaizhijia, the total P2P lending market in China totaled approximately 982 billion RMB in 2015 and according to iResearch is forecast to grow to 3,545.2 billion RMB in 2019, representing a 4 year CAGR of approximately 38% per year. According to the China Passenger Car Association, China’s passenger vehicle market is also the largest in the world, totaling 23.9 million cars, sports utility and multipurpose vehicles sold in 2016. According to eMarketer, China also has the largest retail ecommerce market in the world, with 2016 retail ecommerce sales expected to top $899.09 billion.

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

Competition

There are a large number of P2P lending companies that operate in China that could be considered direct competitors to our CeraVest lending business. However, most of these competitors are not specifically focused on specific industry verticals such as the transportation industry like we are. Likewise, our CeraPay business faces competition from numerous other forms of payment methods including credit cards and debit cards, most of which are not specifically focused on serving a specific industry. In addition, our targeted CeraPay merchants are typically small businesses located in rural areas who did not previously accept any forms of electronic or online payment. There are also many online truck media platforms or shipping marketplaces that compete directly against our TruShip product.

We face considerable competition for individual CeraVest investors. We compete with a multitude of different investment products in different asset classes. These include but are not limited to equities, bonds, peer-to-peer loans, investment trust products, bank savings accounts, real estate and alternative asset classes. Our AutoChekk and PingPing ecommerce platforms also face considerable competition against many larger and more established platforms.

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

Capital Expenditures

Our capital expenditure primarily includes leasehold improvements of the Kai Yuan Finance Center that we acquired in September 2012. For fiscal 2013 we incurred $0.6 million in construction costs and leasehold improvement for Kai Yuan Finance Center. We did not incur any significant capital expenditures related to the Kai Yuan Finance Center in fiscal 2014. For fiscal 2015 we incurred $1.2 million in leasehold improvement for the Kai Yuan Finance Center. For fiscal 2016 we incurred $0.6 million in leasehold improvement for the Kai Yuan Finance Center.

Trademarks and Intellectual Property

Fincera, CeraPay and CeraVest are registered trademarks of the Company. We have also been granted software copyrights in China for our mobile applications. We have several trademark applications in China that are pending.

Governmental Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Since we operate websites, a peer-to-peer lending platform and an online payments platform, we are regulated by various government authorities, including among others:

●
the Ministry of Industry and Information Technology, or the MIIT, regulating the telecommunications and telecommunications-related activities, including, but not limited to, the internet information services and other value-added telecommunication services;

●
the People’s Bank of China, or the PBOC, as the central bank of China, regulating the formation and implementation of monetary policy, issuing the currency, supervising the commercial banks, assisting the administration of the financing and acting as the regulator for third party payment platforms;

●
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

Internet Finance Laws and Regulations

The PRC government is in the process of creating specific rules, laws and regulations to specially regulate the online peer-to-peer lending industry and the online payments industry. The Guidelines for Promoting Healthy Development of Internet Finance (the "Guidelines") that introduced the regulatory framework were released on July 18, 2015 and temporary rules for online lending were released on August 24, 2016; and on April 12, 2016, the General Office of the State Council released an implementation working plan on how to regulate and protect from internet finance risks. There are also certain rules, laws and regulations that are applicable, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court.

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

The Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require internet finance service providers, including online peer-to-peer lending platforms, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The Temporary Rules jointly issued by four PRC regulatory agencies in August 2016 require the online lending information intermediaries, among other things, to comply with certain anti-money laundering obligations, including verifying customer identification, reporting suspicious transactions and preserving customer information and transaction records. The Custodian Guidelines issued by PBOC in February 2017 require the online lending platforms to set up custody accounts with commercial banks and comply with the anti-money laundry requirements of the relevant commercial banks.

In cooperation with our partnering custody banks and payment companies, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. Although we are in the process of ensuring that all of our policies and procedures fully comply with the requirements set forth in the Temporary Rules, we cannot assure you that the anti-money laundering policies and procedures we adopt will be effective in protecting our marketplace from being exploited for money laundering purposes or will be deemed to be in compliance with applicable anti-money laundering implementing rules if and when adopted.

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

Easy Technology has obtained an ICP license. Beijing One Auto Technology and Dian Fu Bao Investments Limited have each applied for the applicable ICP License for provision of commercial internet information services issued by the applicable local Telecommunication Administration Bureau and have the necessary file number to operate until the final ICP license is granted. Easy Technology, Beijing One Auto Technology and Dian Fu Bao Investments Limited are all our consolidated variable interest entities. The Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require internet finance service providers to complete registration with the relevant local counterpart of the MIIT in accordance with implementation regulations that may be promulgated by the MIIT or/and the Office for Cyberspace Affairs pursuant to the Guidelines. The Temporary Rules issued by four PRC regulatory agencies in August 2016 require the online lending information intermediaries, among other things, to apply for appropriate telecommunication business license in accordance with the relevant requirements of telecommunication authorities subsequent to completion of the record-filing with the local financial regulatory department. In accordance with the Guidelines and the Temporary Rules, the relevant authorities are in the process of making detailed implementation rules in relation to the record-filing procedures, as well as the application procedures for appropriate telecommunication business license by online lending information intermediaries. We plan to apply for any requisite telecommunication services license once the detailed implementation rules become available.

On September 7, 2016, MIIT released the Trial Administrative Measures on Use, Operation and Maintenance of Internet Information Security Management System to regulate internet-based service providers' internet information security management systems' operation and maintenance.

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

In addition, the Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require internet finance service providers to improve technology security standards, and safeguard customer and transaction information. The Temporary Rules jointly issued by four PRC regulatory agencies in August 2016 requires the online lending information intermediaries, among other things, to (i) carry out grading filing and testing for their information systems, (ii) implement thorough cyberspace security facilities and management measures, including firewall, intrusion detect, data encryption, and disaster recovery, etc., (iii) establish information technology management, technology risk management, technology auditing and related systems, (iv) allocate sufficient resources and implement thorough management and control measures and technological means to ensure safe and steady operation of their information systems, (v) protect the security of the information of lenders and borrowers, (vi) carry out a comprehensive security evaluation at least once every two years, (vii) accept the information security inspection and auditing by competent authorities, and (viii) establish or adopt application-level disaster recovery systems and facilities compatible with their business scales within two years after their establishment.

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

In operating our online consumer finance marketplace, we collect certain personal information from borrowers and investors, and also need to share the information with our business partners such as third-party online payment companies and loan collection service providers for the purpose of facilitating loan transactions between borrowers and investors over our marketplace. We have obtained consent from the borrowers and investors on our marketplace to collect and use their personal information, and have also established information security systems to protect the user information and privacy. We are currently in the process of ensuring that our policies and procedures will be deemed to be in full compliance with the Temporary Rules released in August 2016.

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

Government Regulations Relating to Foreign Exchange Controls

The principal regulation governing foreign exchange in the PRC is the Foreign Currency Administration Rules (2008), as amended. Under these rules, the Renminbi, the PRC’s currency, is freely convertible for trade and service related foreign exchange transactions (such as normal purchases and sales of goods and services from providers in foreign countries), but not for direct investment, loan or investment in securities outside of China unless the prior approval of the State Administration for Foreign Exchange, or SAFE, of the PRC is obtained. Foreign investment enterprises, or FIEs, are required to apply to the SAFE for Foreign Exchange Registration Certificates for FIEs. Fincera is a FIE. With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a basic account and capital account. Currency translation within the scope of the basic account, such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. Such transactions are subject to the consent of investment banks which are authorized by the SAFE to review basic account currency transactions. However, conversion of currency in the capital account, including capital items such as direct investment, loans and securities, still require approval of the SAFE. On July 14, 2014, the SAFE issued Circular No. 37 on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles. Circular No. 37 confirms that the use of offshore special purpose vehicles as holding companies for PRC investments are permitted, but proper foreign exchange registration applications are required to be reviewed and accepted by the SAFE.

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

●
The Sino-foreign Equity Joint Venture Law (1979), as amended;

●
The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

●
The Company Law (2005), as amended;

●
The Foreign Investment Enterprise Law (1995), as amended;

●
The Foreign Investment Enterprise Law (1986), as amended.

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

C. Organizational Structure.

See Item 4.A. “Information on the Company — A. History and Development of the Company.”

D. Property and Equipment.

Our headquarters are located in Shijiazhuang, China, where we own the Kai Yuan Finance Center building and occupy a portion of it. This space has served as our headquarters since April 2013. Fincera leases out the unoccupied space, consisting of 56,092 square meters. Our principal offices are located at 27/F, Kai Yuan Finance Center, No. 5 East Main Street, Shijiazhuang, Hebei Province, 050011, People’s Republic of China, and its telephone number is +86 311 8382 7688.

We lease 2,530 square meters of office space in Beijing where our technology development and management operations are administered. We also lease the properties where our branch offices are located.

ITEM 4A.       UNRESOLVED STAFF COMMENTS

None.

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Fincera Inc. (“Fincera,” the “Company,” or “we”) is a holding company whose business operations are conducted through its wholly owned subsidiaries, AutoChina Group Inc. (“ACG”) and Eastern Eagle International Ltd. ACG’s operations consist of the internet-based business, which provides financing and ecommerce services for small and medium-sized businesses and individuals in China, and the property lease and management business, which leases out office space. Eastern Eagle’s operations consist of hotel business which owns the Shijiazhuang Hilton Hotel in the Kai Yuan Finance Center building.

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

RESULTS OF OPERATIONS

2016 Compared to 2015

Overview

The year 2016 marked the second full-year of operations for our new internet-based business segment. During the year, we also continued winding down our legacy commercial vehicle sales, leasing and support business and insurance agency business, which have been classified as discontinued operations. Our revenues increased during the period as we continued to ramp-up our internet-based businesses. We were also able to generate a profit from our operations. The Company classifies service charges and interest income as part of its internet-based segment, and measures segment performance as income from operations less provision for credit losses, interest expenses, interest expenses of related parties, and property and management cost. The consolidated financial data for all periods presented is retrospectively adjusted to reflect the acquisition of Eastern Eagle and its subsidiaries, which were under common control with us both immediately before and after the acquisition (refer to Note 2 to the Consolidated Financial Statements for additional information). Prior period amounts have been adjusted to exclude discontinued operations (refer to Note 4 to the Consolidated Financial Statements for additional information).

CeraPay and CeraVest

Our most prominent internet-based businesses experienced significant growth during 2016. As shown in the table below, transaction volume of CeraPay (our online credit advance and payment processing platform) and CeraVest (our online lending platform for small businesses) increased significantly during 2016 over the prior year.

(RMB in millions)	For the Year Ended
	December 31, 2016	December 31, 2015
	Amount	Amount	% Change
CeraPay Transaction Volume	22,390.1	9,699.2	130.8%
CeraVest Loans Issued	4,708.3	2,625.9	79.3%

CeraPay (https://www.dianfubao.com/) allows customers to pay for their everyday needs at participating merchants through the online CeraPay transaction network. With functionality similar to a credit card, the Company issues revolving credit lines to customers, which they can use to make purchase transactions via the CeraPay application. Fincera earns transaction fees through its CeraPay platform.

CeraVest (https://www.qingyidai.com/) provides an online lending marketplace that provides short-term operating capital for small and medium-sized businesses. CeraVest originates loans and sells these loans to the public. Currently, individuals may invest on the CeraVest platform and earn an annual interest rate of up to approximately 8.03% on a flexible term investment, or 8.62% for a 6-month investment if held to maturity. Fincera earns origination fees on CeraVest loans.

Income

The table below sets forth certain line items from the Company’s Consolidated Statement of Income as a percentage of income:

(in thousands)	Year ended December 31, 2016		Year ended December 31, 2015
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y %CHANGE
			(Combined – Note 2)
Service charges	$71,642	54.3%	$32,110	44.1%	123.1%
Interest income	33,976	25.7%	14,226	19.5%	138.8%
Other income	821	0.6%	62	0.1%	1,224.2%
Property lease and management	25,589	19.4%	26,375	36.3%	-3.0%
Total income	$132,028	100.0%	$72,773	100.0%	81.4%

Income for the year ended December 31, 2016 was $132.0 million, an increase of $59.2 million from $72.8 million in the prior year period, as a result of the ramp-up of our internet-based business segment, in particular our CeraVest and CeraPay products, which were launched in November 2014.

Service charges, which represents, CeraPay’s transaction fees and penalty and late fees, totaled $71.6 million in the year ended December 31, 2016, an increase of $39.5 million compared to the prior year. This was due to the significant increase in the volume of CeraPay transactions processed. During 2015, 9.7 billion RMB (approximately $1.6 billion) of transactions were processed through CeraPay. During 2016, 22.4 billion RMB (approximately $3.4 billion) of transactions were processed through CeraPay.

Interest income, which mainly represents CeraVest origination fees, interest earned on CeraVest loans, and penalty and late fees for CeraVest, totaled $34.0 million in the year ended December 31, 2016, an increase of $19.8 million compared to the prior year. This was due to a significant increase in the volume of CeraVest loans facilitated by the Company. During 2015 a total of 2.6 billion RMB (approximately $422.0 million) of CeraVest loans were facilitated by the Company. During 2016 a total of 4.7 billion RMB (approximately $708.4 million) of CeraVest loans were facilitated by the Company.

Other income, which represents governmental subsidies, totaled $0.8 million in the year ended December 31, 2016, an increase of $0.7 million compared to the prior year.

Property lease and management revenues, which represent the revenues of the property lease and management business and consist of revenue derived from the Kai Yuan Finance Center, which includes the Shijiazhuang Hilton Hotel and office leasing operations, totaled $25.6 million in the year ended December 31, 2016. This represents a slight decrease of 3.0% compared to the prior year. During the year ended December 31, 2016, revenues of the Shijiazhuang Hilton Hotel were approximately $16.6 million, compared to $16.5 million during the prior year, representing a slight increase of 0.6%. Office leasing revenues declined primarily due to lower occupancy rates at the Kai Yuan Finance Center. During the year ended December 31, 2015, the average occupancy rate of the Kai Yuan Finance Center was 86%, as compared to 74% during the year ended December 31, 2016.

Operating Costs and Expenses

The table below sets forth the components of our operating costs and expenses as a percentage of income, for the periods indicated (in thousands):

(in thousands)	Year ended December 31, 2016		Year ended December 31, 2015
	Amount	% of Revenues	Amount	% ofRevenues	Y-O-Y %CHANGE
			(Combined – Note 2)
Interest expense	$39,606	30.0%	$24,806	34.1%	59.7%
Interest expense, related parties	6,231	4.7%	6,109	8.4%	2.0%
Provision for credit losses	17,490	13.2%	10,021	13.8%	74.5%
Product development expense	9,443	7.2%	6,157	8.5%	53.4%
Property and management cost	16,515	12.5%	17,636	24.2%	-6.4%
Selling and marketing	13,508	10.2%	3,360	4.6%	302.0%
General and administrative	25,945	19.7%	16,979	23.3%	52.8%
Total operating costs and expenses	$128,738	97.5%	$85,068	116.9%	51.3%

Interest Expense

Interest expense totaled $45.8 million for the year ended December 31, 2016, of which $6.2 million of interest expense was incurred to related parties: Alliance Rich, Beiguo Auto, Beiguo Mall Xinji Branch, Hebei Kaiyuan, Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”), Hebei Xuyuan Investment Company and Shijiazhuang Xuheng Trade Company. It includes interest of $51,000 and $194,000 incurred for loans advanced from Shijiazhuang Xuheng Trade Company and Hebei Xuyuan Investment Company, respectively. It also included interest of $2.1 million, $3.1 million and $1,000 incurred for the internet-based financing from Beiguo Mall Xinji Branch, Ruituo, and Xinji Beiguo Mall, respectively. $168,000 of interest expense was incurred to Alliance Rich for amounts still outstanding from the acquisition of Heat Planet, and interest of $ 0.6 million for the CeraVest investors, related parties. The increase in interest expense during the year ended December 31, 2016 as compared to the prior year was primarily due to increased borrowings to support the growth of the internet-based businesses.

Interest expense totaled $30.9 million for the year ended December 31, 2015, of which $6.1 million of interest expense was incurred to related parties. Other interest expenses increased to $39.6 million during fiscal 2016 from $24.8 million during the prior period due primarily to interest paid to CeraVest investors.

Provision for credit losses

From December 31, 2015 to December 31, 2016, we increased the provision for credit losses from $10.0 million to $17.5 million. The increase was based on the growth of our new CeraPay and CeraVest businesses, as well as our management’s ongoing analysis of credit losses for the corresponding other financing receivables and loans, net due from our customers. The Company determines to collectively assess provision for credit losses based on homogeneous risk characteristics, and evaluates the allowance for receivables due from CeraPay and CeraVest customers respectively. The allowance for loan losses attributed to these loans is established via a process that estimates the probable losses inherent in the specific portfolio. This process includes migration analysis, a new and more objective estimate utilized by management starting in 2016 based on the build-up of historical data, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio, which has led to an increase in provisions.

The Company performs periodic and systematic detailed reviews of its other financing receivables and loans, net, to identify credit risks and to assess the overall collectability of those portfolios, and may adjust its estimates on allowance of credit losses when new circumstances arise.

Product development expense

Product development expense totaled $9.4 million for the year ended December 31, 2016 as compared to $6.2 million for the prior year. The increase was primarily a result of an increase in the headcount of technical staff as compared to the prior year period.

Property and management cost

Property and management cost, which consists of depreciation of the Kai Yuan Finance Center and costs associated with operating the Shijiazhuang Hilton Hotel, totaled $16.5 million for the year ended December 31, 2016 as compared to $17.6 million for the prior year. The reduction was due to cost control measures at the Shijiazhuang Hilton Hotel.

Selling and marketing

Selling and marketing expenses for the year ended December 31, 2016 were $13.5 million, an increase of $10.1 million as compared to the same period of 2015. This was mainly due to selling and marketing costs incurred to promote the Company’s new internet-based businesses during 2016. These costs include but are not limited to sales commissions and salaries for sales staff.

General and administrative

General and administrative expenses for the year ended December 31, 2016 were $25.9 million, an increase of $8.9 million as compared to the same period of 2015. The increase was primarily due to costs associated with establishing and running the Company’s new internet-based businesses. These costs include but are not limited to salaries for administrative personnel and fees from third-party payment providers.

Income tax provision (benefit)

In the year ended December 31, 2016, the Company recorded an income tax expense of $1.3 million, as compared to an income tax benefit of $2.9 million in the year ended December 31, 2015. This occurred because the Company generated income from continuing operations before income taxes during the year 2016, while it generated a loss from continuing operations before income taxes during the year 2015.

Income (loss) from continuing operations

Income from continuing operations in the year ended December 31, 2016 was $2.0 million, as compared to a loss from continuing operations of $9.4 million in year ended December 31, 2015. The increase resulted from the ramping up of the Company’s new internet-based businesses.

Income from discontinued operations, net of taxes

Discontinued operations consist of the Company’s commercial vehicle sales, leasing and support business and insurance agency business (see Note 4 to the financial statements included herewith). Income from discontinued operations in the year ended December 31, 2016 was $0.2 million, as compared to $8.2 million in the year ended December 31, 2015. The decrease resulted from the winding down of the businesses classified as discontinued operations.

Net income (loss)

Net income in the year ended December 31, 2016 was $2.2 million, as compared to a net loss of $1.2 million in the year ended December 31, 2015. The increase was due to the growth of the Company’s internet-based business.

2015 Compared to 2014

Overview

The year 2015 was a year of transition for Fincera Inc. as it marked the first full-year of operations for our new internet-based business segment. During the year, we also began winding down our legacy commercial vehicle sales, leasing and support business and insurance agency business, which have been classified as discontinued operations. As a result of the ramp-up of our new internet-based businesses, which is reflected in the table below, our revenues increased substantially during the period. The Company classifies service charges and interest income as part of its internet-based segment, and measures segment performance as income from operations less provision for credit losses, interest expenses, interest expenses of related parties, and property and management cost. Prior period amounts have been adjusted to exclude discontinued operations (refer to Note 4 to the Consolidated Financial Statements for additional information).

(RMB in millions)	For the Year Ended
	December 31, 2015	December 31, 2014
	Amount	Amount	% Change
CeraPay Transaction Volume	9,699.2	105.4	9,102.3%
CeraVest Loans Issued	2,625.9	122.2	2,048.9%

Income

The table below sets forth certain line items from the Company’s Consolidated Statement of Income as a percentage of income:

(in thousands)	Year ended December 31, 2015		Year ended December 31, 2014
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y %CHANGE
	(Combined – Note 2)		(Combined – Note 2)
Service charges	$32,110	44.1%	$301	1.5%	10,565.8%
Interest income	14,226	19.6%	195	1.0%	7,195.4%
Other income	62	0.1%	—	0.0%	100.0%
Property lease and management	26,375	36.2%	19,527	97.5%	35.1%
Total income	$72,773	100.0%	$20,023	100.0%	263.4%

Income for the year ended December 31, 2015 was $72.8 million, an increase of $52.8 million from $20.0 million in the prior year period, primarily as a result of the ramp-up of our new internet-based business segment, in particular our CeraVest and CeraPay products, which were launched in November 2014. Our property lease and management revenue also increased due to a higher percentage of available space being leased out and increased revenues from the Shijiazhuang Hilton Hotel.

Service charges, which represents CeraPay’s transaction fees and penalty and late fees, totaled $32.1 million in the year ended December 31, 2015, an increase of $31.8 million compared to the prior year. This was due to the significant increase in the volume of CeraPay transactions processed, in large part since CeraPay was only in operation for two months of fiscal 2014 as compared to all of fiscal 2015. During 2014, 105.4 million RMB (approximately $17.2 million) of transactions were processed through CeraPay, which commenced operations in November 2014. During 2015, 9.7 billion RMB (approximately $1.6 billion) of transactions were processed through CeraPay.

Interest income, which represents CeraVest origination fees, interest earned on CeraVest loans, and penalty and late fees for CeraVest, totaled $14.2 million in the year ended December 31, 2015, an increase of $14.0 million compared to the prior year. This was due to a significant increase in the volume of CeraVest loans facilitated by the Company and since CeraVest was only in operation for two months of fiscal 2014 as compared to all of fiscal 2015. By December 31, 2014, there were 122.2 million RMB (approximately $19.9 million) of CeraVest loans facilitated since the product launched in November 2014. During 2015 a total of 2.6 billion RMB (approximately $422.0 million) of CeraVest loans were facilitated by the Company.

Other income, which represents the insurance indemnity for the property of Kai Yuan Finance Center, totaled $0.1 million in the year ended December 31, 2015. There was no other income in the prior year period.

Property lease and management revenues, which represent the revenues of the property lease and management business and consist of revenue derived from the Kai Yuan Finance Center, which includes the Shijiazhuang Hilton Hotel and office leasing operations, totaled $26.4 million in the year ended December 31, 2015. This represents an increase of 35.1% compared to the prior year due to a higher percentage of available space in the Kai Yuan Finance Center being leased out to tenants in addition to higher revenues from the Shijiazhuang Hilton Hotel. During the year ended December 31, 2015, revenues of the Shijiazhuang Hilton Hotel were approximately $16.5 million, compared to $14.6 million during the prior year, representing an increase of 13.0%. At December 31, 2015, the occupancy rate of the Kai Yuan Finance Center was 93%, as compared to 72% at December 31, 2014. The property lease and management business commenced operations during the third quarter of 2013.

Operating Costs and Expenses

The table below sets forth the components of our operating costs and expenses as a percentage of income, for the periods indicated (in thousands):

(in thousands)	Year ended December 31, 2015		Year ended December 31, 2014
	Amount	% of Revenues	Amount	% of Revenues	Y-O-Y %CHANGE
	(Combined – Note 2)		(Combined – Note 2)
Interest expense	$24,806	34.1%	$14,530	72.6%	70.7%
Interest expense, related parties	6,109	8.4%	1,991	9.9%	206.8%
Provision for credit losses	10,021	13.8%	209	1.0%	4,694.7%
Product development expense	6,157	8.5%	3,321	16.6%	85.4%
Property and management cost	17,636	24.2%	17,360	86.7%	1.6%
Selling and marketing	3,360	4.6%	1,558	7.8%	115.7%
General and administrative	16,979	23.3%	13,353	66.7%	27.2%
Litigation expense	—	0.0%	4,350	21.7%	-100.0%
Total operating costs and expenses	$85,068	116.9%	$56,672	283.0%	50.1%

Interest Expense

Interest expense totaled $30.9 million for the year ended December 31, 2015, of which $6.1 million of interest expense was incurred to related parties: Alliance Rich, Beiguo Auto, Hebei Kaiyuan, Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”), Hebei Xuyuan Investment Company, Shijiazhuang Xuheng Trade Company and Xinji Beiguo Mall. It includes interest of $301,000, $60,000 and $11,000 incurred for loans advanced from Hebei Kaiyuan, Shijiazhuang Xuheng Trade Company and Hebei Xuyuan Investment Company, respectively. It also included interest of $3.9 million, $67,000 and $1.6 million incurred for the internet-based financing from Ruituo, Beiguo Auto and Xinji Beiguo Mall, respectively. $168,000 of interest expense was incurred to Alliance Rich for amounts still outstanding from the acquisition of Heat Planet.

Interest expense totaled $16.5 million for the year ended December 31, 2014, of which $2.0 million of interest expense was incurred to related parties. Other interest expenses increased to $24.8 million during fiscal 2015 from $14.5 million during the prior period due primarily to interest paid to CeraVest investors. CeraVest was launched in November 2014.

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

Product development expense

Product development expense totaled $6.2 million for the year ended December 31, 2015 as compared to $3.3 million for the prior year. The increase was primarily a result of an increase in the headcount of technical staff as compared to the prior year period.

Property and management cost

Property and management cost, which consists of depreciation of the Kai Yuan Finance Center and costs associated with operating the Shijiazhuang Hilton Hotel, totaled $17.6 million for the year ended December 31, 2015 as compared to $17.4 million for the prior year.

Selling and marketing

Selling and marketing expenses for the year ended December 31, 2015 were $3.4 million, an increase of $1.8 million as compared to the same period of 2014. This was mainly due to selling and marketing costs incurred to promote the Company’s new internet-based businesses during 2015. These costs include but are not limited to sales commissions and salaries for sales staff.

General and administrative

General and administrative expenses for the year ended December 31, 2015 were $17.0 million, an increase of $3.6 million as compared to the same period of 2014. The increase was primarily due to costs associated with establishing and running the Company’s new internet-based businesses. These costs include but are not limited to salaries for administrative personnel, registration fees and fees from third-party payment providers.

Litigation expense

There was no litigation expense during the year ended December 31, 2015. Litigation expense totaled $4.4 million for year ended December 31, 2014. This represented the amount the Company agreed to pay to settle the outstanding lawsuit with the SEC.

Income tax benefit

In the year ended December 31, 2015, the Company recorded an income tax benefit of $2.9 million, as compared to an income tax benefit of $7.3 million in the year ended December 31, 2014.

Loss from continuing operations

Loss from continuing operations in the year ended December 31, 2015 was $9.4 million, as compared to a loss from continuing operations of $29.3 million in year ended December 31, 2014. The decrease resulted from the ramping up of the Company’s new internet-based businesses.

Income from discontinued operations, net of taxes

Discontinued operations consist of the Company’s commercial vehicle sales, leasing and support business and insurance agency business (see Note 4 to the financial statements included herewith). Income from discontinued operations in the year ended December 31, 2015 was $8.2 million, as compared to $26.5 million in the year ended December 31, 2014. The decrease resulted from the winding down of the businesses classified as discontinued operations.

Net loss

Net loss in the year ended December 31, 2015 was $1.2 million, as compared to $2.9 million in the year ended December 31, 2014. The decrease resulted from the ramping up of the Company’s new internet-based businesses.

LIQUIDITY AND CAPITAL RESOURCES

Financing arrangements

The Company’s operations have been financed primarily through short-term funding provided by CeraVest investors, and short-term bank borrowings from financial institutions and related parties. The interest rates of such short-term borrowings during the periods have ranged from 4.35% to 9.00% per annum.

As of December 31, 2016, the Company’s outstanding borrowings from related parties amounted to $144,000, $4.3 million, $4.3 million, $12,000, $68.8 million, $64.0 million and $165.5 million from Mr. Li, Alliance Rich, Hebei Kaiyuan, Honest Best Int’l Ltd., Smart Success Investment Limited (“Smart Success”), Ruituo and Beiguo Mall Xinji Branch, respectively. Alliance Rich, Hebei Kaiyuan, Honest Best Int’l Ltd. and Smart Success are controlled by Mr. Li.

Each of these loans was entered into to satisfy the Company’s capital needs except for the amount due to Alliance Rich, which represented the consideration for the acquisition of Heat Planet, and a portion of the amount due to Smart Success, which represented the consideration for the acquisition of Eastern Eagle. The amount due to Alliance Rich was payable within six months of occupation of the Kai Yuan Finance Center by the Company, which occurred in April 2013, and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, which were delivered in December 2012, and any unpaid amounts after such six months have begun to accrue interest at the one-year rate announced by the People’s Bank of China (4.35% as of December 31, 2016). The amount due to Smart Success for the acquisition of Eastern Eagle is payable by August 8, 2017. Any unpaid amounts thereafter will begin to accrue interest at the one-year rate announced by the People’s Bank of China. As of December 31, 2016 approximately $66.9 million is still owed to Smart Success for the acquisition of Eastern Eagle. Other amounts due to Smart Success are non-interest bearing, unsecured and due on demand by the lenders.

The amount due to Hebei Kaiyuan was non-interest bearing, unsecured and due on demand. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum on amounts owed to it. The amount due to Mr. Li and Honest Best Int’l Ltd. were non-interest bearing, unsecured and due on demand by the lenders. The Company pays a financing charge of approximately 4.6% per annum on amounts due to Beiguo Mall Xinji Branch.

The amount due to Ruituo represented an unsecured and due on demand amount by Ruituo bearing interest at approximately 8.00% per annum based on the weighted average outstanding payable balances at month end, and an unsecured long-term loan bearing interest at 4.90% per annum based on the weighted average outstanding payable balances at month end. The Company entered into a long-term loan agreement with Ruituo during 2016. Ruituo provided a facility to the Company, amounting to $72.1 million (RMB 500 million), with a period from September 23, 2016 to September 23, 2019. As of December 31, 2016, about $32.9 million was provided by Ruituo to the Company.

As of December 31, 2016, the Company had short-term bank borrowings of $83.6 million, represented by loans from various Chinese banks, which have terms within one year. The Company had long-term borrowings of $95.7 million, represented by loans from two Chinese banks, which mature in October 2023 and in December 2028. The Company also had $8.9 million of long-term bank borrowings, current portion, which represents the current portion of long-term loans from two bank in the PRC. And the Company had a total of $14.4 million of unused bank facilities, which was granted by China Citic Bank, as of December 31, 2016.

After taking into consideration our financing arrangements and our existing cash resources, we believe we have adequate sources of liquidity to meet our short-term obligations and working capital requirements for at least the next 12 months following the filing of this annual report. However, the Company may elect to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions and/or the sale of equity.

Working Capital

As of December 31, 2016 and 2015, the Company had a working capital deficit of $81.6 million and working capital of $116.8 million, respectively.

During the year ended December 31, 2016, the Company increased its total short-term borrowings, which includes its short-term bank borrowings, current portion of long-term bank borrowings, other payables and accrued liabilities and borrowed funds from CeraVest investors, borrowing net funds amounting to $249.7 million. The Company had a net increase of financing payables, related parties of $122.1 million, during fiscal 2016. The net impact generated additional cash for operations.

The Company anticipates that it will have adequate sources of working capital in the next 12 months. However, the Company may elect to obtain addition funding to expand and grow its operations, which may include offering debt, borrowing from financial institutions and/or the sale of equity.

Financial Condition

The following table sets forth our major balance sheet accounts at December 31, 2016 and 2015 (in thousands):

	As of December 31,
	2016	2015
		(Combined – Note 2)
Assets:
Cash and cash equivalents	$104,123	$72,262
Other financing receivables, net	295,437	235,349
Loans, net	371,301	250,659
Assets of discontinued operations	21,834	119,845
Property, equipment and improvements, net	202,073	224,704
Liabilities:
Short-term bank borrowings	$83,610	$75,921
Long-term bank borrowings, current portion	8,938	14,784
Long-term bank borrowings	95,719	118,424
Other payables and accrued liabilities	61,202	48,210
Borrowed funds from CeraVest investor, related party	4,349	2,716
Borrowed funds from CeraVest investors	437,594	202,725
Financing payables, related parties	273,970	151,921
Long-term financing payables, related party	33,028	-
Liabilities of discontinued operations	4,471	53,032

Other financing receivables, net began in November 2014 as a result of the inception of the CeraPay payments business under which the Company provides SMBs with an electronic form of payment with features similar to a credit card. As the CeraPay usage and revenue increased during the period, the balance of other financing receivables, net increased accordingly.

Loans, net began in November 2014 as a result of the inception of the CeraVest P2P lending platform business under which the Company provides short-term loans to SMBs which are partially funded by investors through the platform. As the CeraVest business and the amount of loans provided to SMBs have grown, the balance of loans, net has increased accordingly.

Assets of discontinued operations represent the current and non-current assets of the commercial vehicle sales, leasing and support business and insurance agency business, while Liabilities of discontinued operations represent its current and non-current liabilities (see Note 4 to the Consolidated Financial Statements for additional information).

Property, equipment and improvements decreased to $202.1 million as of December 31, 2016, a decrease of $22.6 million, as compared with December 31, 2015. The decrease mainly relates to depreciation on property and equipment as well as a decline in the exchange rate between RMB and USD.

Short-term bank borrowings represent loans from various banks in the PRC. Short-term bank borrowings were used for working capital and capital expenditure purposes. The borrowings increased to $83.6 million as of December 31, 2016, from $75.9 million as of December 31, 2015, because the Company increased bank borrowings by $7.7 million during the year. The terms of the remaining outstanding bank borrowings range from 6 months to12 months and begin to expire in December 2017.

Long-term bank borrowings, current portion represents the current portion of long-term loans from two banks in the PRC. The loans were used for working capital and capital expenditure purposes. The current portions of the loans are due in December 2017.

Other payables and accrued liabilities consist of the default assurance (security deposits) received from the CeraVest borrowers, deposits from CeraVest investors, customer deposit from tenants, salaries payable, payables to CeraPay registered stores and other items. It increased to $61.2 million as of December 31, 2016 from $48.2 million as of December 31, 2015, which was mainly due to the CeraVest and CeraPay business.

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

Financing payables, related parties are related to the financing arrangement for the purchase of commercial vehicles by CeraVest customers and borrowings from related parties of the Company. Financing payables, related parties increased from $151.9 million to $274.0 million as of December 31, 2016, an increase of $122.1 million, as compared with December 31, 2015. Such amounts were primarily related to the payables to our related parties: Mr. Li, Alliance Rich, Hebei Kaiyuan, Honest Best Int’l Ltd., Smart Success, Ruituo, Beiguo Auto, Xinji Beiguo Mall and Beiguo Mall Xinji Branch.

Long-term financing payables, related party represented the loans provided by Ruituo for working capital purposes. Long-term financing payables, related parties increased from nil to $33.0 million as of December 31, 2016, an increase of $33.0 million, as compared with December 31, 2015. The loan is due in September 2019.

Liabilities of discontinued operations represent the current and non-current liabilities of the commercial vehicle sales, leasing, and support business and insurance agency business (see Note 4 to the financial statements attached herewith).

The following table sets forth certain historical information with respect to the Company’s statements of cash flows (in thousands):

	Years Ended December 31,
	2016	2015	2014
Net cash provided by (used in) operating activities	$123,300	$365,863	$(20,177)
Net cash (used in) investing activities	(243,956)	(495,928)	(50,582)
Net cash provided by financing activities	162,140	178,509	53,826
Effect of exchange rate change	(9,623)	(4,294)	(532)

Net increase (decrease) in cash and cash equivalents	$31,861	$44,150	$(17,465)

Operating Activities. Net cash provided by operating activities for the year ended December 31, 2016 was $123.3 million, as compared to $365.9 million and $20.2 million of net cash used in operating activities for the years ended December 31, 2015 and December 31, 2014, respectively. The decrease in cash flows provided by operating activities during fiscal 2016 was attributable primarily to a decrease in cash provided by operating activities – discontinued operations due to decreased collections on outstanding commercial vehicle leases from the Company’s discontinued commercial vehicle sales servicing, leasing and support business.

In the year ended December 31, 2016, operating activities generated $123.3 million of cash. During 2016, the Company had net income of $2.2 million. In addition, the Company had depreciation and amortization of $9.0 million, an increase of provision for credit losses of $20.8 million, an increase of restricted cash of $6.2 million, an increase of $14.6 million of other payables and accrued liabilities, an increase of prepaid expense and other current assets of $2.1 million, a decrease in accounts receivable of $15.5 million, a decrease of short term net investment of $5.6 million, a decrease of inventory of $3.2 million and a decrease of long term net investment in sale-type leases of $60.1 million. The remaining balance arises from changes in deferred income taxes, income tax payable, and other items.

In the year ended December 31, 2015, operating activities generated $365.9 million of cash. During 2015, the Company had a net loss of $1.2 million. In addition, the Company had depreciation and amortization of $10.0 million, an increase of provision for credit losses of $19.4 million, a decrease of restricted cash of $0.8 million, an increase of $23.0 million of other payables and accrued liabilities, an decrease of prepaid expense and other current assets of $0.7 million, an increase of accounts receivable of $11.1 million, a decrease of other financing receivables from peer store, net of $16.5 million, a decrease of short term investment of $50.1 million, and a decrease of long term net investment in sales-type leases of $270,9 million. The remaining balance arises from changes in deferred income taxes, income tax payable, and other items.

In the year ended December 31, 2014, operating activities used $20.2 million of cash. During 2014, the Company had a net loss of $2.9 million. In addition, the Company had depreciation and amortization of $10.4 million, an increase of provision for credit losses of $13.6 million, a decrease of restricted cash of $0.3 million, an increase of $7.8 million of other payables and accrued liabilities, an increase of prepaid expense and other current assets of $0.9 million, an increase of accounts receivable of $13.1 million, an increase of other financing receivables form peer store, net of $13.0 million, an increase of short term net investment of $57.3 million and a decrease of long term net investment in sales-type leases of $43.0 million. The remaining balance arises from changes in deferred income taxes, income tax payable, and other items.

Investing Activities. Net cash used in investing activities was $244.0 million in the year ended December 31, 2016 and was mainly attributed to an increase from change in loans of $144.7 million, an increase from change in other financing receivables of $92.5 million, purchase of property, equipment and leasehold improvements of $7.9 million and proceeds from sales of property, equipment and leasehold improvements of $1.1 million. Net cash used in investing activities was $495.9 million in the year ended December 31, 2015 and was mainly attributed to an increase from change in loans of $244.0 million, an increase from change in other financing receivables of $239.7 million and purchase of property, equipment and leasehold improvements of $12.2 million. Net cash used in investing activities was $50.6 million in the year ended December 31, 2014 and was mainly attributed to an increase from change in loans of $20.0 million, an increase from other financing receivables of $16.7 million and purchase of property, equipment and leasehold improvements of $13.9 million.

Financing Activities. Net cash provided by financing activities was $162.1 million in the year ended December 31, 2016, and net cash provided by financing activities was $178.5 million and $53.8 million in the years ended December 31, 2015 and 2014, respectively. In the year ended December 31, 2016, the Company received net proceeds of $260.0 million from CeraVest investors, received proceeds of $871.8 million from its related parties, repaid $765.6 million to its related parties and had net repayments of bank borrowings of $46.6 million. The Company also had a capital distribution of $157.5 million.

In the year ended December 31, 2015, the Company received net proceeds of $213.9 million from CeraVest investors, received proceeds of $270.7 million from its related parties, repaid $260.2 million to its related parties and had net repayments of bank borrowings of $45.9 million.

In the year ended December 31, 2014, the Company received net proceeds of $0.1 million from CeraVest investors, received proceeds of $901.5 million from its related parties, repaid $943.8 million to its related parties and had net bank borrowings of $96.0 million.

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

At December 31, 2016, the Company had $110.3 million of cash on hand, with $107.9 million of cash held in Renminbi. On a short-term basis, the Company’s principal sources of liquidity include borrowed funds from CeraVest investors, income from operations, short-term borrowings from financial institutions including other payables, related parties and borrowings from related parties. On a longer-term basis, the Company expects its principal sources of liquidity to consist of borrowed funds from CeraVest investors, income from operations, borrowings from financial institutions, related parties and/or fixed interest term loans. Furthermore, the Company believes, if necessary, it could raise additional capital through the issuance of debt and equity securities. The Company expects to use cash primarily to increase its loans, net and other financing receivables in line with its revenue growth. We believe that we have adequate liquidity to satisfy our capital needs for the near term; however, we may need to raise additional capital to maintain our high rate of growth.

Fincera’s borrowings primarily consisted of: (i) Short-term bank borrowings; (ii) Long-term bank borrowings; (iii) Borrowed funds from CeraVest investors; (iv) Financing payables, related parties; and (v) Long-term financing payables, related parties.

Short-term bank borrowings. Short-term bank borrowings represented loans from various financial institutions that were used for working capital and capital expenditures purposes. The loans from various financial institutions bear interest at rates ranging from 4.35% to 5.22% as of December 31, 2016 and have terms of up to one year.

Long-term bank borrowings. Long-term bank borrowings represented loans from two financial institutions that were used for working capital and capital expenditures purposes. The loans bear interest at 4.99% as of December 31, 2016, have an original term of 14 years and are due in December 2028.

Borrowed funds from CeraVest investors. Borrowed funds from CeraVest investors represent amounts invested by and therefore owed to CeraVest investors through the CeraPay platform. The loans bear interest at up to 8.03% for the flexible term and 8.62% for fixed term to six months.

Financing payables, related parties. Financing payables from related parties was primarily related to 1) the received internet-based financings from Ruituo, a company controlled by Mr. Li’s brother; 2) the internet-based financings from Beiguo Mall Xinji Branch during 2016, companies affiliated with Mr. Li; 3) the amount due to Alliance Rich, a company controlled by Mr. Li, which represents a portion of the consideration paid in the acquisition of Heat Planet Holdings Limited (“Heat Planet”); 4) the amount due to Hebei Kaiyuan, a company controlled by Mr. Li; and 4) the amount due to Smart Success, a company controlled by Mr. Li, which represents a portion of the consideration paid in the acquisition of Eastern Eagle.

The amount due to Ruituo is unsecured and due on demand by Ruituo and bore interest at approximately 8.00% per annum, based on the weighted average outstanding payable balances at month end.

Mr. Li holds 20.92% of indirect beneficial ownership in Beiguo Mall Xinji Branch. The Company pays a financing charge of approximately 4.6% per annum to Beiguo Mall Xinji Branch for the funds obtained due to this financing arrangement. The financing arrangement is personally guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days.

The amount due to Alliance Rich was payable within six months of occupation of the Kai Yuan Center by the Company, which was completed in April 2013 and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, which were delivered in December 2012. In October 2013, the unpaid amount began to accrue interest at the one-year rate announced by the People’s Bank of China (4.35% as of December 31, 2016). As of December 31, 2016 approximately $4.3 million is still owed to Alliance Rich for the acquisition of Heat Planet.

The amount due to Hebei Kaiyuan was initially non-interest bearing, unsecured and due on demand by the lender. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum, and amounts owed continue to be unsecured and due on demand by the lender.

The amount due to Smart Success is payable by August 8, 2017. Any unpaid amounts thereafter will begin to accrue interest at the one-year rate announced by the People’s Bank of China. As of December 31, 2016 approximately $66.9 million is still owed to Smart Success for the acquisition of Eastern Eagle. Other amounts due to Smart Success are non-interest bearing, unsecured and due on demand by the lenders.

The Company expects to continue relying on the financing from the related parties and believes the related parties have sufficient capital to continue providing such financing to us in the foreseeable future.

Long-term Financing payable, related parties. Long-term financing payable from related parties represent the amount due to Ruituo, a company controlled by Mr. Li’s brother. The Company entered into a long-term loan agreement with Ruituo during 2016 for long-term capital needs. Ruituo provided a facility to the Company, amounting $72.1 million (RMB 500 million), with a period from September 23, 2016 to September 23, 2019. This long-term loan is unsecured and bears interest at 4.90% per annum based on the weighted average outstanding payable balances at month end.

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

Cash and cash equivalents as of December 31, 2016 are mainly held by the Company’s subsidiaries and VIEs. These cash balances cannot be transferred to the Company by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements.

Regulations on Dividend Distribution

The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

●
The Sino-foreign Equity Joint Venture Law (1979), as amended;

●
The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

●
The Sino-foreign Cooperative Enterprise Law (1988), as amended;

●
The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

●
The Foreign Investment Enterprise Law (1986), as amended; and

●
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

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any off-balance sheet derivative instruments. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Contractual Payment Obligations

The following is a summary of the Company’s contractual obligations for operations as of December 31, 2016 (in thousands):

	Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Operating leases	$475	$192	$283	$—	$—
Short-term bank borrowings	83,610	83,610	—	—	—
Long-term bank borrowings	104,657	8,938	22,921	27,389	45,409
Financing payables, related parties	273,970	273,970	—	—	—
Long-term financing payables, related party	33,028		33,028

Total	$495,740	$366,710	$56,232	$27,389	$45,409

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases.

Recently Issued Accounting Standards

See Note 3 to the Consolidated Financial Statements included herewith.

Critical Accounting Policies and Estimates

See Note 3 to the Consolidated Financial Statements included herewith.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Fincera’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. In addition, fixed rate securities such as the Company’s CeraVest loans may have their fair market value adversely impacted due to a rise in interest rates. As of December 31, 2016, Fincera’s total outstanding interest-bearing borrowings amounted to $937.2 million with interest rates ranging from 4.35% to 9.00% per annum. The interest rates on our outstanding debts are fixed, which limits our exposure to material risks due to changes in market interest rates, and we have not used any derivative financial instruments in our investment portfolio. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. We may invest our cash in both fixed rate and floating rate interest earning instruments that carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Credit Risk

Fincera is exposed to credit risk from its cash and cash equivalents, accounts receivable, loans and other finance receivables. The credit risk on cash and cash equivalents is limited because the counterparties are recognized financial institutions. Accounts receivable, loans and other finance receivables are subjected to credit evaluations and evaluation analysis on the residual value of the relevant collateral, if any. An allowance would be made, if necessary, for estimated irrecoverable amounts by reference to past default experience and other credit risks, if any, and by reference to the current economic environment.

Foreign Currency Risk

Substantially all of Fincera’s revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect Fincera’s financial results in U.S. dollars terms without giving effect to any underlying change in Fincera’s business or results of operations. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Net income for the year ended December 31, 2016 of RMB14.4 million is reported as $2.2 million based on the 2016 year-to-date average Renminbi to U.S. dollar exchange rate of 6.6344.  Net income would decrease $0.1 million to $2.1 million based on the December 31, 2016 exchange rate of 6.9370 Renminbi per U.S. dollar.  Net income would decrease $0.5 million to $1.7 million based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Net loss for the year ended December 31, 2015 of RMB7.6 million is reported as $1.2 million based on the 2015 year-to-date average Renminbi to U.S. dollar exchange rate of 6.2245.  Net loss would decrease $0.1 million to $1.2 million based on the December 31, 2015 exchange rate of 6.4936 Renminbi per U.S. dollar.  Net loss would decrease $0.3 million to $0.9 million based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Net loss for the year ended December 31, 2014 of RMB17.5 million is reported as $2.9 million based on the 2014 year-to-date average Renminbi to U.S. dollar exchange rate of 6.1443.  Net loss would be reported as $2.9 million based on the December 31, 2014 exchange rate of 6.1190 Renminbi per U.S. dollar.  However, net loss would decrease $0.8 million to $2.1 million based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

Fincera’s current directors, executive officers and key employees are as follows:

Name	Age	Position
Yong Hui Li	55	Chairman, Chief Executive Officer and Director
Lei Chen	50	Senior Vice President
Jason Chia-Lun Wang	41	Chief Financial Officer
Xing Wei	56	Chief Operating Officer
James Cheng-Jee Sha	67	Director
Diana Chia-Huei Liu	52	Director
Leon Ling Chen	53	Director
Spencer Ang Li	28	VP, Product and Director

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

Jason Chia-Lun Wang has served as Fincera’s Chief Financial Officer since July 2009.  Mr. Wang has also served as an independent director of Prime Acquisition Corp., a blank check company, since its inception in February 2011 until September 2013. From December 2007 until joining Fincera, Mr. Wang served as Director of Research and Analytics at Private Equity Management Group Inc. where he was responsible for analysis of prospective investments, credit and cash flow analysis, and valuations.  From July 2005 until December 2007, Mr. Wang worked at QUALCOMM Inc., a developer and innovator of advanced wireless technologies, products and services, where his responsibilities included all phases of venture capital investing, from target company identification to portfolio management. From July 2004 until July 2005, Mr. Wang was an investment banking associate at Relational Advisors LLC, where he specialized in mergers and acquisitions and debt and equity fundraising. From March 2000 until July 2002, Mr. Wang was the Director of Corporate Development and Planning at 24/7 Real Media Inc., a global digital marketing company. Prior to that, Mr. Wang was an investment banking analyst in the Global Mergers and Acquisitions Group at Chase Securities Inc. Mr. Wang received his MBA from the UCLA Anderson School of Management in June 2004 and bachelor degrees from both the Wharton School and the School of Engineering and Applied Science at the University of Pennsylvania in May 1998. Mr. Wang is a CPA licensed in Virginia.

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

Spencer Ang Li has served as Fincera’s Vice President, Product since June 24, 2015, and has served as a member of Fincera’s Board of Directors since June 26, 2014. He oversaw the development and launch of all of Fincera’s internet platforms, including CeraPay, CeraVest, TruShip, AutoChekk and most recently PingPing. Prior to joining Fincera, from July 2011 to January 2014 Mr. Li was an Investment Banking Analyst at Cogent Partners in New York, an advisor for private equity secondary transactions. Mr. Li received a BS in Economics and BA in Psychology from Duke University in 2011. Spencer Ang Li is Yong Hui Li’s son.

The term of each director is until the next election of directors or their earlier resignation or removal. The terms of Yong Hui Li as Chief Executive Officer, Lei Chen as Senior Vice President, and Xing Wei as Chief Operating Officer are until May 9, 2018, unless terminated or extended pursuant to such person’s employment contract with Fincera. The term of Jason Wang as Chief Financial Officer is until March 1, 2019, unless terminated or extended pursuant to his employment contract with Fincera.

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

Fincera Director Compensation

The company pays an annual cash retainer of $30,000 to Leon Chen, James Sha and Diana Liu, its independent directors.

Fincera’s Executive Officers and Employees

Executive Officers

The Company has entered into employment agreements with each of the executive officers, which were renewed on May 9, 2015 until May 9, 2018 (except in the case of Mr. Wang whose employment agreement was renewed on March 6, 2016);

●
Yong Hui Li does not receive compensation for serving as Chief Executive Officer, Jason Wang receives $220,000 per year as base salary for serving as Chief Financial Officer, Xing Wei receives $62,867 per year as base salary for serving as Chief Operating Officer, Lei Chen receives $34,128 per year as base salary for serving as Senior Vice President and as of July 1, 2015 Spencer Li receives $100,000 per year as base salary for serving as Vice President, Product. No executive officer is entitled to a bonus, unless otherwise approved by the board of directors;

●
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

●
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

●
each executive is subject to the non-compete, non-solicitation provisions of the agreement for a term of one year following termination of the employment agreement;

●
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

●
the employment agreements include other customary terms and conditions, and are governed by the laws of Hong Kong.

Compensation for senior executives generally consists of four elements: a base salary, an annual performance bonus, equity and benefits.

In developing salary ranges, potential bonus payouts, equity awards and benefit plans, it is anticipated that the compensation committee of the Board of Directors will take into account: 1) competitive compensation among comparable companies and for similar positions in the market, 2) relevant ways to incentivize and reward senior management for improving shareholder value while building Fincera into a successful company, 3) individual performance, 4) how best to retain key executives, 5) the overall performance of Fincera and its various key component entities, 6) Fincera’s ability to pay and 7) other factors deemed to be relevant at the time.

Director and Executive Officer Compensation

The following table shows information concerning the annual compensation for services provided to Fincera by certain employees, including its Chief Executive Officer and its Chief Financial Officer.

Name andPrincipal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	Stock Awards ($)	All other Compensation($)	Total Compensation($)
Yong Hui Li, Chief Executive Officer	2016	—	—	—	—	—	—
Xing Wei, Chief Operating Officer	2016	62,867	—		—	—	62,867
Jason Wang, Chief Financial Officer	2016	220,000	20,000	—	—	—	240,000
Lei Chen, Senior Vice-President	2016	34,128	—	—	—	—	34,128
Spencer Li, VP Product	2016	100,000	—	—	—	—	100,000

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

All directors, employees and consultants of Fincera and its related parties are eligible to be granted awards under the 2009 incentive plan. Fincera did not award equity incentives to its executive officers during 2016 under the 2009 incentive plan.

Fincera Inc. 2015 Omnibus Equity Incentive Plan

The Fincera Inc. 2015 Omnibus Equity Incentive Plan, which we refer to as the 2015 incentive plan, took effect on September 24, 2015 and superseded the 2009 incentive plan. It was approved by shareholders at the Company’s annual meeting of shareholders held on July 12, 2016.

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

All directors, employees and consultants of Fincera and its related parties are eligible to be granted awards under the 2015 incentive plan. Fincera did not award equity incentives to its executive officers during 2016 under the 2015 incentive plan.

Description of the 2015 Incentive Plan

A summary of the principal features of the 2015 incentive plan is provided below, but is qualified in its entirety by reference to the full text of the incentive plan, a copy of which was attached as Exhibit 4.31 to our Annual Report on Form 20-F filed on May 2, 2016.

Awards

The incentive plan provides for the grant of any type of arrangement to an employee, director or consultant of Fincera or its related parties, which involves or might involve the issuance of ordinary shares, cash, stock options or stock appreciation rights, or a similar right with a fixed or variable price related to the fair market value of the ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Such awards include, without limitation, incentive stock options, non-qualified stock options, stock appreciation rights, sales or bonuses of restricted shares, restricted share units and dividend equivalent rights, or any two or more of such awards in combination, for an aggregate of not more than 1,023,712 of the ordinary shares, to directors, employees and consultants of Fincera or its related parties. If any award expires, is cancelled, or terminates unexercised or is forfeited, the number of ordinary shares subject thereto, if any, will again be available for grant under the incentive plan. The number of ordinary shares with respect to which stock options or stock appreciation rights may be granted to a grantee under the incentive plan in any calendar year cannot exceed 100,000. The number of restricted ordinary shares or restricted share units which may be granted to a grantee under the incentive plan in any calendar year cannot exceed 100,000.

As of December 31, 2016, there are approximately 2,248 employees, directors and consultants who are currently eligible to receive awards under the Incentive Plan. New directors, employees and consultants of Fincera or its related parties are eligible to participate in the incentive plan as well.

The below table lists the grants made under the incentive plans. The exercise prices represent the closing prices of the Ordinary Shares on the dates of grant. The total vesting period for each of these stock options is four years, with 25% vesting one year after the date of grant and the remaining 75% vesting ratably each month for three years thereafter. Each of these stock options has a term of 10 years.

Grant Date	Type of Instrument	Quantity	Exercise Price
September 3, 2009	Stock options	681,840	$9.50
December 3, 2009	Stock options	520,944	$25.65
May 19, 2010	Stock options	27,024	$23.80
August 19, 2010	Stock options	364,080	$27.19
March 23, 2011	Stock options	72,000	$36.38
September 24, 2015	Stock options	513,958	$28.00
December 28, 2015	Stock options	139,808	$28.00
April 29, 2016	Stock options	136,200	$27.10
September 27, 2016	Stock options	21,000	$27.20
November 27, 2016	Stock options	157,000	$27.20

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

As of December 31, 2016, 30,786 of these stock options had been exercised, and Fincera had recorded aggregate compensation expense of $17,964,000 based on the estimated fair value of the stock options on their dates of grant. All of the exercised stock options utilized a net exercise method, and therefore, the Company did not receive any cash proceeds from their exercise. The per share fair value of the stock options granted under the incentive plan was initially estimated using the Black-Scholes option-pricing model with the following assumptions:

Date of Grant	September 3, 2009	December 3, 2009	May 19, 2010	August 19, 2010	March 23 ,2011

Dividend yield (1)	None	None	None	None	None
Risk-free interest rate (2)	2.95%	2.87%	2.82%	2.06%	2.73%
Volatility (3)	47%	42%	43%	46%	60%
Expected Life (in years) (4)	6.08	6.08	6.08	6.08	6.08

Date of Grant	September 24, 2015	December 28, 2015	April 29, 2016	September 27, 2016	November 27, 2016

Dividend yield (1)	None	None	None	None	None
Risk-free interest rate (2)	1.84%	2.05%	2.05%	1.39%	2.12%
Volatility (3)	26%	25%	41%	32%	32%
Expected Life (in years) (4)	6.08	6.08	6.08	6.08	6.08

(1)
The Company has no expectation of paying regular cash dividends on its common stock.

(2)
The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant.

(3)
The Company estimates the volatility of its ordinary shares at the date of grant based on its historical monthly price observations.

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

The following table summarizes the outstanding options granted under the incentive plans as at December 31, 2016, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at December 31, 2016	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at December 31, 2016	Weighted Average Exercise Price

$9.50 to $28.00	2,327,692	$6.14	5.17	1,672,003	$13.85

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

Special Terms Relating to Stock Options

The incentive plan provides for the grant of stock options, which may be either “incentive stock options” (ISOs), which are intended to meet the requirements for special U.S. federal income tax treatment under the Code, or “nonqualified stock options” (NQSOs). Stock options may be granted under the incentive plan on such terms and conditions as the Board of Directors or the committee, if any, may determine; however, the per ordinary share exercise price under a stock option granted under the incentive plan may not be less than 100% of the “fair market value” (as defined in the incentive plan) of an ordinary share on the date of grant of the stock option, and the term of an ISO may not exceed ten years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital stock of Fincera or a parent or subsidiary of Fincera). ISOs may only be granted to employees. In addition, the aggregate fair market value of the ordinary shares underlying one or more ISOs (determined at the time of grant of the ISO or ISOs) which are exercisable for the first time by any one employee during any calendar year may not exceed $100,000. The Board of Directors or the committee, if any, may permit a cashless “net exercise” of stock options granted under the incentive plan. As of December 31, 2016, all the stock options granted are ISOs.

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

Retirement Benefits

As of December 31, 2016, Fincera’s subsidiaries in the PRC have participated the government-mandated employee welfare and retirement benefit contribution and provided pension, retirement or similar benefits to its employees. The PRC regulations require our PRC subsidiaries to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. Our subsidiaries have no further commitments beyond this monthly contribution.

Fincera’s (excluding its subsidiaries) only employees are its executive officers for which it has entered into employment contracts with. Fincera does not accrue pension, retirement or similar benefits, except for a nominal amount of employer matching that may occur for U.S. based employees’ 401k plans.

C. Board Practices

Board Committees

Fincera’s Board of Directors has an audit committee, governance and nominating committee, and compensation committee, and has adopted a charter for each committee. Each committee consists of Leon Chen, James Sha and Diana Liu, each of whom is an independent director. James Sha has been designated an “Audit Committee Financial Expert” under SEC rules and the current listing standards of the NASDAQ Marketplace Rules. Our corporate governance practices are designed to be the same as those followed by U.S. domestic companies under the listing standards of NASDAQ.

Audit Committee

The audit committee, consisting of Messrs. Sha and Chen and Ms. Liu, oversees our financial reporting process on behalf of the board of directors. The committee’s responsibilities include the following functions:

●
appoint and replace the independent auditors to conduct the annual audit of our books and records;

●
review the proposed scope and results of the audit;

●
review and pre-approve the independent auditors ’ audit and non-audited services rendered;

●
approve the audit fees to be paid;

●
review accounting and financial controls with the independent auditors and our internal auditors and financial and accounting staff;

●
review and approve related party transactions;

●
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

●
developing the criteria and qualifications for membership on the board;

●
recruiting, reviewing and nominating candidates for election to the board or to fill vacancies on the Board;

●
reviewing candidates for election to the board proposed by shareholders, and conducting appropriate inquiries into the background and qualifications of any such candidates;

●
establishing subcommittees for the purpose of evaluating special or unique matters;

●
monitoring and making recommendations regarding board committee functions, contributions and composition; and

●
evaluating, on an annual basis, the governance and nominating committee’s performance.

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

●
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

●
at least annually review and make recommendations to the board with respect to non-executive officer and independent director compensation to assist the board in making the final determination as to non-executive officer and independent director compensation;

●
attempt to ensure that Fincera’s compensation program is effective in attracting and retaining key employees, reinforce business strategies and objectives for enhanced shareholder value, and administer the compensation program in a fair and equitable manner consistent with established policies and guidelines;

●
administer Fincera’s incentive-compensation plans and equity-based plans, insofar as provided therein;

●
make recommendations to the board regarding approval, disapproval, modification, or termination of existing or proposed employee benefit plans;

●
approve any stock option award or any other type of award as may be required for complying with any tax, securities, or other regulatory requirement, or otherwise determined to be appropriate or desirable by the compensation committee or board;

●
approve the policy for authorizing claims for expenses from the executives;

●
review and assess the adequacy of this charter annually; and

●
review and approve the compensation disclosure and analysis prepared by Fincera’s management, as required to be included in Fincera’s annual report on Form 20-F, or equivalent, filed with the SEC.

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

D. Employees

On December 31, 2016, our subsidiaries had 2,248 employees.

Fincera has no contracts or collective bargaining agreements with labor unions and has never experienced work stoppages. Fincera considers its relations with its employees to be good.

E. Share Ownership

See Item 7 below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth, as of March 8, 2017, certain information regarding beneficial ownership of Fincera’s ordinary shares by each person who is known by Fincera to beneficially own more than 5% of Fincera’s ordinary shares. The table also identifies the stock ownership of each of Fincera’s directors, each of Fincera’s named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Fincera’s major shareholders do not have different voting rights than any other holder of Fincera’s ordinary shares.

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

Name and Address of Beneficial Owner(1)	Amount andNature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares (2)
Honest Best Int’l Ltd. (3)	19,189,446		81.44%
Yong Hui Li	19, 189,446	(4)	81.44%
James Cheng-Jee Sha	1,295,157	(5)	5.50%
Diana Chia-Huei Liu	251,161	(6)	1.07%
Xing Wei	332,642	(7)	1.40%
Leon Ling Chen	2,800		*
Lei Chen	168,054	(8)	*
Jason Wang	131,100	(9)	*
Spencer Ang Li	68,189		*

All directors and executive officers as a group (eight individuals)	21,438,549	(10)	89.41%

* Less than 1%

(1)
Unless indicated otherwise, the business address of each of the individuals is 27/F, Kai Yuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China.

(2)
Based on 23,563,786 ordinary shares of Fincera issued and outstanding as of March 8, 2017, except that ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(3)
Yong Hui Li is the sole shareholder of Honest Best Int’l Ltd. and has sole voting and dispositive power over such shares.

(4)
Consists of 19,189,446 shares of Fincera owned by Honest Best Int’l Ltd., whose sole shareholder is Mr. Yong Hui Li.

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

(9)
Includes 115,200 shares underlying fully vested and exercisable incentive stock options.

(10)
Includes 460,800 shares underlying fully vested and exercisable incentive stock options.

For a description of the Fincera Inc. 2009 Equity Incentive Plan and the Fincera Inc. 2015 Omnibus Equity Incentive Plan, please refer to Item 6B.

As of March 31, 2017 approximately 5.5% of the ordinary shares were held by residents of the United States and there were 2 shareholders of record in the United States, though we believe that the number of beneficial holders in the United States may be significantly greater.

B. Related Party Transactions

See Note 20 to the Consolidated Financial Statements provided herewith, which is hereby incorporated by reference.

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

The table below reflects the high and low bid prices for Fincera’s ordinary shares on the OTC QB Pink Sheets for the period from January 1, 2012 through February 28, 2012 and the high and low bid prices for Fincera’s ordinary shares on the over the counter market (we are currently on the OTC QB) for the period from February 28, 2012 through March 31, 2017.

	Ordinary Shares
	High	Low
Annual Highs and Lows
2012	$28.50	$11.50
2013	21.00	5.10
2014	20.00	8.00
2015	28.00	15.50
2016	31.00	18.00

Quarterly Highs and Lows

2015
First Quarter	$28.00	$15.50
Second Quarter	24.00	18.25
Third Quarter	28.00	20.00
Fourth Quarter	28.00	21.25
2016
First Quarter	$29.00	$18.00
Second Quarter	28.50	22.40
Third Quarter	31.00	25.20
Fourth Quarter	30.00	26.80
2017
First Quarter	$34.00	$29.50

Monthly Highs and Lows
October 2016	$27.50	$26.80
November 2016	27.20	26.80
December 2016	30.00	27.20
January 2017	32.00	29.50
February 2017	33.65	32.00
March 2017	$34.00	$33.20

Number of Holders.  As of March 8, 2017, there were 8 holders of record of our outstanding ordinary shares, though we believe that the number of beneficial holders is significantly greater.

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

In June 2015, we changed our name from AutoChina International Ltd. to Fincera Inc. to better suit our new internet-based business. However, FINRA did not allow our name change to be processed for trading purposes. Therefore, our shares are still quoted under the symbol AUTCF.

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

Resident Enterprise Tax Treatment

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

On April 22, 2009, the State Administration of Taxation ("SAT") issued the Notice on the Issues Regarding Recognition of Enterprises that are Domestically Controlled as PRC Resident Enterprises Based on the De Facto Management Body Criteria ("Circular Guo Shui Fa [2009] No. 82"), which was retroactively effective as of January 1, 2008. This notice provides that an overseas incorporated enterprise that is controlled domestically will be recognized as a “tax-resident enterprise” if it satisfies all of the following conditions: (i) the senior management responsible for daily production/business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and stockholder meetings, etc., are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC.

Following Circular Guo Shui Fa [2009] No. 82, on July 27, 2011, the SAT issued the Announcement of Administrative Measures for Income Tax on Overseas Incorporated Enterprise that is Controlled Domestically (Trial Implementation), which specified that the determination of the PRC tax resident status for overseas incorporated enterprises can be made either by (i) applying for determination by tax authorities after a self-assessment by the enterprises or (ii) determination by tax authorities upon investigation and discovery by the tax authorities. In the latter case, if the PRC tax authorities determine that we, ACG, Fancy Think Limited or Eastern Eagle is a “resident enterprise” for PRC EIT purposes, a number of tax consequences could follow. First, we, ACG, Fancy Think Limited and/or Eastern Eagle could be subject to the EIT at a rate of 25% on our, ACG’s, Fancy Think Limited’s and/or Eastern Eagle’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, the EIT Law provides that dividend income between “qualified resident enterprises” is exempt from income tax. As a result, if we, ACG, Fancy Think Limited and Eastern Eagle are treated as PRC “resident enterprises,” all dividends paid from Ganglian or Chuanglian to us (through Fancy Think Limited and ACG) or from Hebei Anyong Trading to us (through Eastern Eagle and ACG) would constitute dividend income between “qualified resident enterprises” and would therefore qualify for tax exemption.

As of the date this document is filed, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us, ACG, Fancy Think Limited and/or Eastern Eagle. However, since it is not anticipated that we, ACG, Fancy Think Limited and/or Eastern Eagle would receive dividends or generate other income in the near future, we, ACG, Fancy Think Limited and Eastern Eagle are not expected to have any income that would be subject to the 25% enterprise income tax on worldwide income in the near future. We, ACG, Fancy Think Limited and Eastern Eagle will consult with the PRC tax authorities and make any necessary tax payment if we, ACG, Fancy Think Limited and/or Eastern Eagle (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that we, ACG, Fancy Think Limited or Eastern Eagle are a resident enterprise under the EIT Law, and if we, ACG, Fancy Think Limited or Eastern Eagle were to have income in the future.

Dividends from Chuanglian, Ganglian and Hebei Anyong Trading

The EIT Law and the implementing rules of the EIT Law provide that (A) EIT at a standard tax rate of 25% will normally be applicable to investors that are “non-resident enterprises” which (i) have establishments or premises of business inside the PRC, and (ii) the income in connection with their establishment or premises of business is sourced from the PRC or the income is earned outside the PRC but has effective connection with their establishments or places of business inside the PRC, and (B) PRC withholding tax at a standard tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises” which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. If Fancy Think Limited and Eastern Eagle are not treated as a resident enterprise under the EIT Law, then dividends that Fancy Think Limited receives from Chuanglian and Ganglian and dividends that Eastern Eagle receives from Hebei Anyong Trading may be subject to PRC withholding tax at the tax rate of 10% (unless a lower withholding tax rate applies under the Tax Treaty or Tax Arrangement, as mentioned below).

As described above, the PRC tax authorities may determine the resident enterprise status of entities organized under the laws of foreign jurisdictions on a case-by-case basis. We, ACG, Fancy Think Limited and Eastern Eagle are holding companies and substantially all of our, ACG’s, Fancy Think Limited’s and Eastern Eagle’s income may be derived from dividends. Thus, if we, ACG, Fancy Think Limited and/or Eastern Eagle is considered as a “non-resident enterprise” under the EIT Law and the dividends paid to us, ACG, Fancy Think Limited and/or Eastern Eagle are considered PRC-sourced income, such dividends received may be subject to PRC withholding tax at the tax rate of 10% as described in the foregoing paragraph.

Tax treaty (or Tax Arrangement) between the PRC and the jurisdiction in which a non-PRC investor resides may reduce withholding tax rate on such dividend income, with respect to such non-PRC enterprise investor if certain conditions under tax treaty and domestic tax laws are fulfilled. For example, pursuant to the PRC-Hong Kong Tax Arrangement and PRC domestic tax laws, if the Hong Kong enterprise is the beneficial owner of such dividend income and is allowed to enjoy the treaty benefits regarding favorable withholding tax rate by PRC tax authority (basically, Hong Kong enterprise shall own more than 25% of the equity interest in a company in China and shall not be deemed to be a conduit by the PRC tax authorities), the 10% PRC withholding tax on the dividends the Hong Kong enterprise receives from such company in China can be reduced to 5%. We and ACG are Cayman Islands holding companies, and ACG has subsidiaries in Hong Kong (Fancy Think Limited and Heat Planet), which in turn owns a 100% equity interest in Chuanglian and Ganglian, while Eastern Eagle (Hong Kong) has a 100% equity interest in Hebei Anyong Trading.

As a result, if Fancy Think Limited and Eastern Eagle were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that Fancy Think Limited receives from Chuanglian and Ganglian or dividends that Eastern Eagle receives from Hebei Anyong Trading (assuming such dividends were considered sourced within the PRC) (i) may be subject to a lower 5% PRC withholding tax, if the PRC-Hong Kong Tax Arrangement were applicable, or (ii) if such Tax Arrangement does not apply (i.e., because the PRC tax authorities may deem Fancy Think Limited and/or Eastern Eagle to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if we or ACG were treated as a PRC “non-resident enterprise” under the EIT Law, and Fancy Think Limited and /or Eastern Eagle were treated as a PRC “resident enterprise” under the EIT Law, then dividends that we or ACG receive from Fancy Think Limited and/or Eastern Eagle (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the net amount of dividends, if any, we could pay to our shareholders.

As of the date this document is filed, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us, ACG, Fancy Think Limited or Eastern Eagle. As indicated above, however, Chuanglian, Ganglian and Hebei Anyong Trading are not expected to pay any dividends in the near future. We, ACG, Fancy Think Limited and Eastern Eagle will consult with the PRC tax authorities and make any necessary tax withholding if, in the future, Chuanglian, Ganglian and Hebei Anyong Trading were to pay any dividends and we, ACG, Fancy Think Limited or Eastern Eagle (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that either we, ACG, Fancy Think Limited or Eastern Eagle is a non-resident enterprise under the EIT Law.

Dividends that Non-PRC Resident Investors Receive From Us; Gain on the Sale or Transfer of Our Securities

If dividends payable to or gains recognized by our non-resident enterprise investors are treated as PRC-sourced income, then the dividends that non-resident enterprise investors receive from us and any such gain on the sale or transfer of our securities may be subject to PRC income tax under the PRC tax laws.

Under the EIT Law and the implementing rules of the EIT Law, PRC withholding tax at the standard rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of our securities by such enterprise investors is also subject to 10% PRC income tax if such gain is regarded as PRC-sourced income.

The dividends paid by us to non-resident enterprise investors with respect to our ordinary shares, or gain non-resident enterprise investors may realize from the sale or transfer of our securities, may be treated as PRC-sourced income and, as a result, may be subject to PRC withholding tax at a rate of 10%. In such event, we may be required to withhold a 10% PRC tax on any dividends paid to non-resident enterprise investors. In addition, non-resident enterprise investors in our securities may be responsible for paying PRC withholding tax at a rate of 10% on any gain realized from the sale or transfer of our securities if such non-resident enterprise investors and the gain satisfy the requirements under the EIT Law and its implementing rules. However, under the EIT Law and its implementing rules, we would not have an obligation to withhold PRC income tax in respect of the gains that non-resident enterprise investors (including U.S. investors) may realize from the sale or transfer of our securities.

If we were to pay any dividends in the future, we would consult with the PRC tax authorities and if we (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that we must withhold PRC tax on any dividends payable by us under the EIT Law, we will make any necessary withholding tax on dividends payable to our non-resident enterprise investors. If non-resident enterprise investors as described under the EIT Law (including U.S. investors) realized any gain from the sale or transfer of our securities and if such gain were considered as PRC-sourced income, such non-resident enterprise investors would be responsible for paying 10% PRC withholding tax on the gain from the sale or transfer of our securities. As indicated above, under the EIT Law and its implementing rules, we would not have an obligation to withhold PRC income tax in respect of the gains that non-resident enterprise investors (including U.S. investors) may realize from the sale or transfer of our securities.

Moreover, the SAT introduced Circular Guoshuihan No. 698 (“Circular 698”) on December 15, 2009, according to which a non-resident enterprise transferring shares in a Foreign Enterprise (i.e. an offshore enterprise that directly or indirectly holds an equity interest in a PRC enterprise) are subject to PRC income tax on the gains from the transfer if the PRC tax authorities determine that the arrangement lacks a reasonable commercial purpose. The PRC tax authorities will re-characterize the indirect transfer as a direct transfer of the PRC enterprise, and therefore subject to PRC income taxes.

To date, the SAT has been monitoring all kinds of offshore indirect transfer, and on February 3, 2015, the SAT released the Announcement on Several Issues Concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-resident Enterprises, as a Public Announcement ("Circular 7") to supersede most of the rules under Circular 698. Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. Firstly, it expands the transactions covered under Circular 698 (i.e. offshore indirect equity transactions) into covering transactions involving the transfer of "China Taxable Properties", which includes (i) assets attributed to an establishment in China, (ii) immovable property in China, and (iii) shares in Chinese resident enterprises. Second, Circular 7 provides clearer criteria than Circular 698 on how to assess the reasonable commercial purposes and introduces "safe harbor" and "blacklisted" scenarios. Third, Circular 7 encourages the transaction parties of an indirect transfer that are neither within the Safe Harbor Scenario nor the Blacklisted Scenario to voluntarily file a report to the in-charge China tax authority for assessment of reasonable business purpose. If the parties of the indirect transfer fail to file such a report, but the indirect transfer is identified as short of reasonable business purpose, the China tax authority will be entitled to collect the EIT on the capital gain and also impose a heavy penalty and a late payment interest. Circular 7 brings challenges to both the foreign transferor and the transferee of the offshore indirect transfer as they have to make a self-assessment on whether the transaction should be subject to PRC taxes and to file or withhold the PRC taxes accordingly. Thus, it is advisable for the transaction parties to consult their PRC tax advisor regarding the PRC tax implications.

Penalties for Failure to Pay Applicable PRC Income Tax

Non-resident investors in us may be subject to the PRC income tax at a rate of 10% on any gain realized from the sale or transfer of our securities if such non-resident investors and the gain trigger the tax rules under the EIT Law and its implementing rules, as described above.

According to the EIT Law and its implementing rules, the PRC Tax Administration and Tax Collection Law and its implementing rules, tax criminal provisions under PRC Criminal Law, the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises and other applicable PRC laws or regulations (collectively the “Tax Related Laws”), where any gain derived by non-resident investors from the sale or transfer of our securities is subject to any income tax in the PRC, and such non-resident investors fail to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, they may be subject to certain fines, penalties or punishments, including without limitation: (1) if a non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent tax authorities shall order it to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in serious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000; (2) if a non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor shall be required to pay the unpaid tax amount, late payment interests on unpaid tax amount (the daily interest rate is 0.05% of the unpaid tax amount, starting from the first day when the tax payment liability arose), and a fine ranging from 50% to 500% of the unpaid tax amount; (3) if a non-resident investor fails to file a tax return or pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income items of the non-resident investor in the PRC and other payers (the “Other Payers”) who will pay amounts to such non-resident investor, and send a “Notice of Tax Issues” to the Other Payers to collect the unpaid tax amount and impose late payment interests and fines on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if a non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50% to 500% of the unpaid tax amount; and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if the nonresident investor fails to pay all or part of the amount of tax payable late payment interests for outstanding tax payment, and cannot provide a guarantee to the tax authorities, the tax authorities may notify the entry-exit authorities to prevent the non-resident investor or its legal representative from leaving the territory of the PRC. In an extreme case, taxpayer might be subject to PRC tax criminal liability (for example, fixed-term imprisonment if tax evasion crime is constituted to deliberately evade PRC taxes by means stipulated under PRC Criminal Law).

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares.  The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes:

●
an individual citizen or resident of the United States;

●
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●
an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Tax Consequences to Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code and does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

●
financial institutions or financial services entities;

●
broker-dealers;

●
persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

●
tax-exempt entities;

●
governments or agencies or instrumentalities thereof;

●
insurance companies;

●
regulated investment companies;

●
real estate investment trusts;

●
certain expatriates or former long-term residents of the United States;

●
persons that actually or constructively own 5% or more of our voting shares;

●
persons that acquired our ordinary shares pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

●
persons that hold or held our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

●
persons whose functional currency is not the U.S. dollar;

●
controlled foreign corporations; or

●
passive foreign investment companies.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our ordinary shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) by us on our ordinary shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of such ordinary shares will be in U.S. dollars.

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

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our 2016 taxable year, we may be treated as a PFIC for our 2016 taxable year. However, since we have not performed a definitive analysis with respect to our PFIC status for our 2016 taxable year, there can be no assurance with respect to our status as a PFIC for such taxable year. There also could be no assurance with respect to our PFIC status for our current (2017) taxable year or any future taxable year. U.S. Holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules.

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

●
any gain recognized by the U.S. Holder on the sale or other disposition of our ordinary shares; and

●
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

●
the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

●
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●
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

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be accessed at http://www.sec.gov ..

I. Subsidiary Information

Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

For disclosures regarding market risk exposure, see “Item 5 - Operating and Financial Review and Prospects – Liquidity and Capital Resources – Quantitative and Qualitative Disclosures about Market Risk” above.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

As of March 31, 2017, there had been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities had not been altered by the issuance or modification of any other class of securities.

There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2016. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2016 were effective.

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

It should be noted that while our disclosure controls and procedures as of December 31, 2016 were designed at the reasonable assurance level, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

Our registered public accounting firm, Marcum Bernstein & Pinchuk LLP, which audited our financial statements included in this annual report on Form 20-F has issued an attestation report on management’s assessment of our internal control over financial reporting. Such attestation report is provided in full below.

C. Attestation Report of the Registered Public Accounting Firm

To the Audit Committee of the
Board of Directors and Stockholders of
Fincera Inc.

We have audited Fincera Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material aspects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2016 and 2015 and the related consolidated statements of income and comprehensive (loss) income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2016, 2015 and 2014, and our report dated May 1, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ Marcum Bernstein & Pinchuk llp
Marcum Bernstein & Pinchuk LLP
Guangzhou, China
May 1, 2017

D. Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the quarter ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Mr. James Cheng-Jee Sha is an audit committee financial expert and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B. CODE OF ETHICS

In May 2009, our board of directors adopted a code of ethics that applies to our directors, officers and employees as well as those of our subsidiaries. A copy of our code of ethics was attached as an exhibit to our Annual Report on Form 20-F filed on June 9, 2009. We also will provide a copy of our code of ethics to any person, without charge, upon request. Requests for copies of our code of ethics should be sent in writing to Fincera Inc., 27/F, Kai Yuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China, Tel: +86 311 8382 7688, Fax: +86 311 8381 9636.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Marcum Bernstein & Pinchuk LLP for fiscal years ended December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015

Audit Fees – Marcum Bernstein & Pinchuk LLP	$422,043	$481,853
Audit-Related Fees	─	─
Tax Fees	─	─
All Other Fees	─	─
Total Fees	$422,043	$481,853

Audit Fees

Marcum Bernstein & Pinchuk LLP audit fees for 2016 and 2015 consist of the audits of our financial statements for the years ended December 31, 2016, 2015 and 2014 and the reviews of our interim financial statements included in 6-K filings for 2016 and 2015.

Non Audit-Related Fees

There were no non audit-related fees incurred by the Company during 2015 or 2016.

Tax Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP for tax services rendered during fiscal years ended December 31, 2016 and 2015.

All Other Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP for other professional services rendered during fiscal years ended December 31, 2016 and 2015.

Pre-Approval of Services

Before we engage our external auditors to render audit or non-audit services, the engagement is pre-approved by our audit committee.  Our audit committee reviews our external auditors’ engagements letters for audit and non-audit services.  All of the services provided by our external auditors for the fiscal years 2016, 2015 and 2014 were pre-approved by the audit committee in this manner.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company did not repurchase any of its shares in the years ended December 31, 2016 and 2015.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

There were no changes to the certifying accountant for the year ended December 31, 2016.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association (1)
1.2	Amendment to Memorandum and Articles of Association (12)
2.1	Specimen Ordinary Share Certificate (2)
4.1	Share Exchange Agreement (3)
4.2	Form of Indemnification Agreement (4)
4.3	Form of Fincera Inc. 2009 Equity Incentive Plan (5)
4.4	Executive Employment Agreement between the Registrant and Yong Hui Li, dated May 9, 2015 (*)
4.5	Executive Employment Agreement between the Registrant and Xing Wei, dated May 9, 2015 (*)
4.6	Executive Employment Agreement between the Registrant and Lei Chen, dated May 9, 2015 (*)
4.7	Executive Employment Agreement between the Registrant and Jason Wang, dated March 6, 2016 (*)
4.8	Executive Employment Agreement between the Registrant and Spencer Ang Li, dated March 6, 2016 (*)
4.9	Business Operation Agreement (Xuhua Trading) between Hebei Yarui Trading Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 23, 2016 (*)
4.10	Equity Pledge Agreement (Xuhua Trading) between Hebei Yarui Trading Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 23, 2016 (*)
4.11	Option Agreement (Xuhua Trading) between Hebei Yarui Trading Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 23, 2016 (*)
4.12	Services Agreement (Xuhua Trading) between Hebei Yarui Trading Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 23, 2016 (*)
4.13	Voting Attorney Agreement (Xuhua Trading) between Hebei Yarui Trading Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 23, 2016 (*)
4.14	Business Operation Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd.., dated January 31, 2013 (11)
4.15	Equity Pledge Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.16	Option Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.17	Services Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.18	Voting Attorney Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.19	Business Operation Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd.., dated January 31, 2013 (11)
4.20	Equity Pledge Agreement between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.21	Option Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.22	Services Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.23	Voting Attorney Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.24	Summary of Lease Securitization Agreement, by and between Chuangjie Trading and Citic Trust Co., Ltd., dated October 28, 2010 (6)
4.25	Eastern Eagle International 100% Equity Transfer Agreement, dated August 8, 2016, by and among Smart Success Investment Limited, Fincera Inc. and Eastern Eagle International (14)
4.26	Form of Fincera Inc. 2015 Omnibus Equity Incentive Plan (13)
8.1	Subsidiaries of the Registrant (*)
11	Code of Ethics (9)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Marcum Bernstein & Pinchuk LLP, independent registered public accounting firm
101	Interactive Data File
*	Attached to this Annual Report on Form 20-F.

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
(11)
Incorporated by reference to Fincera’s Annual Report on Form 20-F, filed with the SEC on April 18, 2014.
(12)
Incorporated by reference to Fincera’s Annual Report on Form 20-F, filed with the SEC on April 30, 2015.
(13)
Incorporated by reference to Fincera’s Annual Report on Form 20-F, filed with the SEC on May 2, 2016.
(14)
Incorporated by reference to Fincera’s Current Report on Form 6-K filed with the SEC on August 15, 2016.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FINCERA INC.

May 1, 2017	By:	/s/ Yong Hui Li
Yong Hui Li
Chief Executive Officer

May 1, 2017	By:	/s/ Jason Wang
Jason Wang
Chief Financial Officer

FINCERA INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Audit Committee of the
Board of Directors and Stockholders of
Fincera Inc.

We have audited the accompanying consolidated balance sheets of Fincera Inc. and Subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows for each of the three years ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for the years ended December 31, 2016, 2015 and 2014 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information listed in Note 22 to the financial statements is presented for purposes of complying with the Security and Exchange Commission’s rules and is not part of the basic financial statements. This additional information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated May 1, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Marcum Bernstein & Pinchuk llp
Marcum Bernstein & Pinchuk llp
Guangzhou, China
May 1, 2017

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share data)

	December 31,
	2016	2015
		Combined – Note 2
ASSETS
Current assets
Cash and cash equivalents	$104,123	$72,262
Restricted cash	6,129	157
Other financing receivables, net	295,437	235,349
Loans, net	371,301	250,659
Prepaid expenses, related party	—	1,540
Prepaid expenses and other current assets	6,573	2,258
Current assets of discontinued operations	14,461	104,595
Total current assets	798,024	666,820

Property, equipment and leasehold improvements, net	202,073	224,704
Deferred income tax assets	23,527	17,649
Non-current assets of discontinued operations	7,373	15,250

Total assets	$1,030,997	$924,423

The accompanying notes are an integral part of these consolidated financial statements.

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS - Continued
(in thousands except share and per share data)

	December 31,
	2016	2015
		Combined – Note 2
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term bank borrowings (including short-term bank borrowings of the consolidated VIEs without recourse to Fincera of $74,960 and $56,363 as of December 31, 2016 and 2015, respectively)	$83,610	$75,921
Long-term bank borrowings, current portion	8,938	14,784
Borrowed funds from CeraVest investor, related party (including borrowed funds from CeraVest investor, related party of the consolidated VIEs without recourse to Fincera of $134 and $2,716 as of December 31, 2016 and 2015, respectively)	4,349	2,716
Borrowed funds from CeraVest investors (including borrowed funds from CeraVest investors of the consolidated VIEs without recourse to Fincera of $228,278 and $202,725 as of December 31, 2016 and 2015, respectively)	437,594	202,725
Financing payables, related parties (including financing payables, related parties of the consolidated VIEs without recourse to Fincera of $200,721 and $58,620 as of December 31, 2016 and 2015, respectively)	273,970	151,921
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to Fincera of $29,061 and $14,334 as of December 31, 2016 and 2015, respectively)	61,202	48,210
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Fincera of $3,741 and $2,562 as of December 31, 2016 and 2015, respectively)	5,476	3,317
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIEs without recourse to Fincera of $806 and $9,868 as of December 31, 2016 and 2015, respectively)	4,471	50,445
Total current liabilities	879,610	550,039

Noncurrent liabilities
Long-term bank borrowings	95,719	118,424
Long-term financing payables, related party	33,028	—
Non-current liabilities of discontinued operations	—	2,587
Total liabilities	1,008,357	671,050

Commitment and Contingencies

Stockholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued – none	—	—
Ordinary shares - $0.001 par value authorized – 1,000,000,000 shares; issued and outstanding – 23,561,949 shares at December 31, 2016; issued and outstanding – 23,550,993 shares at December 31, 2015	24	24
Additional paid-in capital	136,802	359,960
Statutory reserves	25,074	27,014
Accumulated deficit	(146,173)	(150,282)
Accumulated other comprehensive income	6,913	16,657
Total stockholders’ equity	22,640	253,373

Total liabilities and stockholders’ equity	$1,030,997	$924,423

The accompanying notes are an integral part of these consolidated financial statements.

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands except share and per share data)

	Years ended December 31,
	2016	2015	2014
		Combined – Note 2	Combined – Note 2
Income
Service charges	$71,642	$32,110	$301
Interest income	33,976	14,226	195
Other income	821	62	—
Property lease and management	25,589	26,375	19,527
Total income	132,028	72,773	20,023

Operating Costs and Expenses
Interest expense	39,606	24,806	14,530
Interest expense, related parties	6,231	6,109	1,991
Provision for credit losses	17,490	10,021	209
Product development expense	9,443	6,157	3,321
Property and management cost	16,515	17,636	17,360
Selling and marketing	13,508	3,360	1,558
General and administrative	25,945	16,979	13,353
Litigation expense	—	—	4,350
Total operating costs and expenses	128,738	85,068	56,672

Income (loss) from continuing operations before income taxes	3,290	(12,295)	(36,649)
Income tax provision (benefit)	1,286	(2,863)	(7,309)
Income (loss) from continuing operations	2,004	(9,432)	(29,340)

Income from discontinued operations, net of taxes	165	8,205	26,488
Net income (loss)	$2,169	$(1,227)	$(2,852)
Foreign currency translation adjustment	(9,744)	(15,728)	(1,293)

Comprehensive loss	$(7,575)	$(16,955)	$(4,145)

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS– Continued
(in thousands except share and per share data)

	Years ended December 31,
	2016	2015	2014
		Combined – Note 2	Combined – Note 2
Earnings (loss) per share

Basic
Continuing operations	$0.08	$(0.40)	$(1.24)
Discontinued operations	0.01	0.35	1.12
	$0.09	$(0.05)	$(0.12)

Diluted
Continuing operations	$0.08	$(0.40)	$(1.24)
Discontinued operations	0.01	0.35	1.12
	$0.09	$(0.05)	$(0.12)

Weighted average shares outstanding
Basic	23,556,828	23,550,145	23,549,112
Diluted	24,372,864	23,550,145	23,549,112

The accompanying notes are an integral part of these consolidated financial statements.

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(in thousands except share data)
						Accumu-
						lated
						Other
			Additional		(Accumu-lated Deficit)	Compre-hensive	Total
	Ordinary Shares		Paid-in	Statutory	Retained	Income	Stockholders’
	Shares	Amount	Capital	Reserves	Earnings	(Loss)	Equity

Balance, December 31, 2013 (Combined – Note 2)	23,545,939	$24	$358,315	$22,947	$(142,136)	$33,678	$272,828
Other comprehensive income(loss):
Foreign currency translation adjustments	—	—	—	—	—	(1,293)	(1,293)
Stock-based compensation	—	—	1,253	—	—	—	1,253
Appropriations to statutory reserves	—	—	—	3,275	(3,275)	—	—
Equity awards exercised	3,705	—	—	—	—	—	—
Net income for the year ended December 31, 2014	—	—	—	—	(2,852)	—	(2,852)
Balance, December 31, 2014 (Combined – Note 2)	23,549,644	$24	$359,568	$26,222	$(148,263)	$32,385	$269,936
Other comprehensive income(loss):
Foreign currency translation adjustments	—	—	—	—	—	(15,728)	(15,728)
Stock-based compensation	—	—	392	—	—	—	392
Appropriations to statutory reserves	—	—	—	792	(792)	—	—
Equity awards exercised	1,349	—	—	—	—	—	—
Net income for the year ended December 31, 2015	—	—	—	—	(1,227)	—	(1,227)
Balance, December 31, 2015 (Combined – Note 2)	23,550,993	$24	$359,960	$27,014	$(150,282)	$16,657	$253,373
Other comprehensive income(loss):
Foreign currency translation adjustments	—	—	—	—	—	(9,744)	(9,744)
Stock-based compensation	—	—	1,266	—	—	—	1,266
Appropriations to statutory reserves	—	—	—	2,299	(2,299)	—	—
Disposal of subsidiaries	—	—	—	(4,239)	4,239	—	—
Equity awards exercised	10,956	—	—	—	—	—	—
Capital Distribution	—	—	(224,695)	—	—	—	(224,695)
Gain on disposal of entity under common control	—	—	271	—	—	—	271
Net income for the year ended December 31, 2016	—	—	—	—	2,169	—	2,169
Balance, December 31, 2016	23,561,949	$24	$136,802	$25,074	$(146,173)	$6,913	$22,640

The accompanying notes are an integral part of these consolidated financial statements.

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	December 31,
	2016	2015	2014
		(Combined – Note 2)	(Combined – Note 2)
Cash flow from operating activities:

Net income (loss)	$2,169	$(1,227)	$(2,852)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	8,952	9,992	10,378
Provision for credit losses	20,849	19,373	13,599
Deferred income taxes	(3,018)	(8,515)	(9,115)
Stock-based compensation expenses	1,266	392	1,253
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Restricted cash	(6,243)	808	251
Accounts receivable	15,536	(11,111)	(13,062)
Other financing receivables from peer store, net	—	16,513	(12,953)
Short-term net investment in sales-type leases	5,587	50,052	(57,328)
Long-term net investment in direct financing and sales-type leases	60,123	270,923	42,984
Inventories	3,244	143	746
Other payables and accrued liabilities	14,594	22,951	7,779
Prepaid expense and other current assets	(2,115)	729	(934)
Income tax payable	2,356	1,100	(1,070)
Long-term payable	—	(6,260)	147

Net cash provided by (used in) operating activities	123,300	365,863	(20,177)

Cash flows from investing activities:
Change in loans	(144,698)	(244,092)	(20,004)
Change in other financing receivables	(92,470)	(239,673)	(16,716)
Purchase of property, equipment and leasehold improvements	(7,850)	(12,163)	(13,862)
Proceeds from sales of property, equipment and leasehold improvements	1,062	—	—

Net cash used in investing activities	(243,956)	(495,928)	(50,582)

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued
(in thousands)

	December 31,
	2016	2015	2014
		(Combined – Note 2)	(Combined – Note 2)
Cash flow from financing activities:

Changes in borrowed funds from CeraVest investors	259,950	213,868	87
Proceeds from financing payables, related parties	871,770	270,669	901,456
Repayment to financing payables, related parties	(765,544)	(260,239)	(943,814)
Proceeds from bank borrowings	87,423	161,614	341,051
Repayment of bank borrowings	(133,945)	(207,403)	(244,954)
Capital distribution	(157,514)	—	—

Net cash provided by financing activities	162,140	178,509	53,826

Effect of exchange rate fluctuation on cash and cash equivalents	(9,623)	(4,294)	(532)

Net increase (decrease) in cash and cash equivalents	31,861	44,150	(17,465)

Cash and cash equivalents, beginning of the year	72,262	28,112	45,577

Cash and cash equivalents, end of the year	$104,123	$72,262	$28,112

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued
(in thousands)

	December 31,
	2016	2015	2014
		(Combined – Note 2)	(Combined – Note 2)
Supplemental disclosure of cash flow information:
Interest paid	$40,303	$26,214	$10,674
Income taxes paid	$4,946	$1,075	$—
Supplemental disclosure of non-cash financing activities:
Consideration payable to Smart Success	$67,181	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

FINCERA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2016, 2015 and 2014
(in thousands except share and per share data)

NOTE 1 – ORGANIZATION AND PRINCIPLE ACTIVITIES

Fincera Inc. (the “Company” or “Fincera”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations consist of 1) Internet-business and 2) Property lease and management business. Our internet-based segment is its own reportable segment. Within our property lease and management business are two additional reportable segments: hotel and office leasing. The Company is in the process of winding down its commercial vehicle sales, leasing and support business and insurance agency business. All the business is conducted in the People’s Republic of China (the “PRC” or “China”).

In October 2016, the Company acquired 100% equity interest of Eastern Eagle and its subsidiaries from Smart Success, an entity wholly-owned by the significant shareholder of the Company. The Company accounted for this transaction using the method similar to the pooling-of-interests method in accordance with ASC 805-50; accordingly, the assets and liabilities and operations of the Company and Eastern Eagle were combined at their historical carrying amounts, and all periods presented were adjusted as if the entities had always been combined when the combining entities were under common control (see Note 2). Intercompany balances and transactions between the combining entities prior to the acquisition are eliminated from the combined financial statements.

Internet-based business

From February 2012 to October 2014, the Company established a series of subsidiaries, including Chuang Jin World Investment Limited (“Chuang Jin World”) and Hebei Remittance Guarantee Limited (“Hebei Remittance”). Through its VIEs it also established Beijing One Auto Technology, Dian Fu Bao Investments Limited and Easy Technology Limited. All of these subsidiaries and subsidiaries of VIEs were established to facilitate the internet-based operations including a new peer-to-peer lending platform called CeraVest, an online payments platform for the transportation industry called CeraPay, and ecommerce platforms TruShip, AutoChekk and PingPing.

CeraVest, launched at the end of 2014, is a proprietary peer-to-peer (“P2P”) lending platform, through which the Company offers small and medium sized businesses (“SMBs”) short-term, 6-month financing at competitive interest rates. These loans are funded by CeraVest investors, who can invest in notes through the CeraVest platform simply by visiting the platform’s website (www.qingyidai.com), completing the registration process and selecting which notes to invest in. Due to regulatory restrictions under PRC law, the SMBs assign certain individuals to apply for the loans through the platform by signing a borrowing agreement and service agreement, which state that the ownership of the debt may be transferred to CeraVest investors at the Company’s option during the six-month loan period and that the interest is established at approximately 8.62% per annum. The loan is guaranteed by the SMBs and 8.0% of the principal balance of the loan is remitted to the Company as a loan deposit recorded as CeraVest security deposits under other payable and accrued liabilities (Note 10).

The debt is transferred, partly or in full, to CeraVest investor through a transfer agreement at a quoted rate of return of approximately 8.62% per annum and the lending period is also six months, which is called “CeraVest Fixed”.

In September 2015, the Company launched a flexible term investment product called “CeraVest Flex” in order to give investors more flexibility with respect to the term of their investment, as opposed to the fixed 6-month term of the regular CeraVest product. CeraVest Flex is designed to offer customers the flexibility to add to or withdraw from the investments. It transfers the underlying notes, which are CeraPay receivables, to investors through a transfer agreement at a quoted rate of return of approximately 8.03% per annum. The transferred notes have no specific lending period or maturity date. The investors, once they have purchased these notes, are free to add to or withdraw from their investment at any time. The rate of return is fixed regardless of the holding period. The Company adjusts the size of the underlying pool of CeraPay receivables according to the total amount of investment in CeraVest Flex. All of the foregoing is reflected in the applicable transfer agreement.

In late 2016 the Company also began packaging CeraVest Flex investments using CeraVest loans. The resulting investment product has the same terms as the original CeraVest Flex product.

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

TruShip, launched in December 2015, is our online ecommerce platform run by Beijing One Auto Technology whereby trucking industry merchants, such as dealerships and leasing companies, can establish an online store-front and conveniently conduct sales transactions through CeraPay. The platform’s website is www.che001.com. The platform charges approximately 0.2% facilitation fees to the online registered stores for each successful transaction conducted with the customers.

AutoChekk, launched in March 2016, is our ecommerce platform for the passenger vehicle industry. AutoChekk provides consumers in China with a powerful and intuitive tool that makes researching and purchasing passenger cars or maintenance services convenient and affordable. The platform’s website is www.chekk.com. The platform provides information regarding passenger cars that are available for sale and facilitates purchases. AutoChekk also provides consumers with search tools and a procurement platform for maintenance services. Similar to Fincera's TruShip Logistics feature, payment transactions resulting from connections made on AutoChekk can be completed with CeraPay, and the resulting data could be used as underwriting metrics for CeraVest loans to small businesses.

PingPing, launched in July 2016, is our ecommerce platform for small businesses. PingPing provides businesses with an easy-to-use online platform to establish an online presence while providing an intuitive, full-service online shopping experience for their customers. The platform’s website is www.pingpw.com. PingPing plans to offer B2B, B2C, and real estate ecommerce services, which are all complemented by Fincera's core financial service offerings. As with Fincera's TruShip and AutoChekk platforms, payment transactions are processed using CeraPay and other third-party payment platforms, and the resulting data will be used as underwriting metrics for CeraVest loans to small businesses.

Property lease and management business

We own the Kai Yuan Finance Center, which is a 54 story large-scale commercial building with hotel, office and ancillary facilities, erected on a land parcel with a site area of approximately 10,601 square meters in the central business district of Shijiazhuang, China. The office space in the building comprises a total gross floor area of approximately 62,972 square meters. Our corporate headquarters occupies floors 26 and 27 and we lease out the space that we do not occupy (approximately 56,092 square meters).

The Kai Yuan Finance Center also houses the Shijiazhuang Hilton Hotel (the “Hotel”). This full-service, premiere hotel property totals over 119,000 square meters and includes guest rooms, restaurants, conference facilities, fitness center, spa and an underground parking garage. The Company has entered into a management and franchise agreement with Hilton Worldwide Holdings Inc. to manage and operate the Hotel.

Discontinued Operations

The Company has discontinued its commercial vehicle sales, leasing and support business, which includes its insurance agency business. Accordingly, the activities of the Company’s commercial vehicle sales, leasing and support business and its insurance agency business have been segregated and reported as discontinued operations for all periods presented. Summarized financial data for the businesses classified as discontinued operations are provided in Note 4 – Discontinued Operations.

NOTE 2 - ACQUISITION OF SUBSIDIARY UNDER COMMON CONTROL AND ADJUSTMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

In October 2016, the Company acquired 100% of the equity interest of Eastern Eagle and its subsidiaries from Smart Success. The total transaction value, as adjusted to account for changes in the net asset carrying value determined for Eastern Eagle, was $409.3 million, consisting of cash of $111.5 million and assumed liabilities of $297.8 million. For all periods presented, the Company, Smart Success, and Eastern Eagle and its subsidiaries were all under the control of Mr. Li, this transaction was accounted for as a combination of commonly controlled entities and accounted for as if the acquisition had been consummated at the beginning of the earliest period presented, with no gain or loss being recognized. The acquired assets and liabilities of Eastern Eagle and its subsidiaries were recorded at carrying value. On the date of the acquisition, the cash consideration in excess of carrying value of net assets of Eastern Eagle’s subsidiary amounted to $230.0 million.

In accordance with ASC 805-50, the assets and liabilities and operations of the Company and Eastern Eagle were combined at their historical carrying amounts, and all periods presented were adjusted as if the entities had always been combined since January 1, 2014.

Selected combined balance sheet information as of December 31, 2015:

	Fincera	Eastern Eagle	Adjustments/Elimination	Combined

ASSETS
Cash and cash equivalents	$61,957	$10,305	$-	$72,262
Prepaid expenses, related party	-	41,148	(39,608)	1,540
Prepaid expenses and other current assets	1,520	738	-	2,258
Property, equipment and leasehold improvements, net	73,817	150,887	-	224,704
Deferred income tax assets	7,011	10,638	-	17,649
Total assets	$750,315	$213,716	$(39,608)	$924,423

LIABILITIES
Long-term bank borrowings, current portion	13,860	924	-	14,784
Financing payables, related parties	106,869	84,660	(39,608)	151,921
Other payables and accrued liabilities	35,806	12,404	-	48,210
Long-term bank borrowings	-	118,424	-	118,424
Total liabilities	$494,246	$216,412	$(39,608)	$671,050

STOCKHOLDERS’ EQUITY
Ordinary shares	24	-	-	24
Additional paid-in capital	329,276	30,684	-	359,960
Statutory reserves	27,014	-	-	27,014
Accumulated losses	(115,229)	(35,053)	-	(150,282)
Accumulated other comprehensive income	14,984	1,673	-	16,657
Total stockholders’ equity	256,069	(2,696)	-	253,373
Total liabilities and stockholders’ equity	$750,315	$213,716	$(39,608)	$924,423

Selected combined statement of operations information for the year ended December 31, 2015:

	Fincera	Eastern Eagle	Adjustments/Elimination	Combined

Total income	$56,311	$18,634	$(2,172)	$72,773
Interest expense	16,694	8,112	-	24,806
Interest expense, related parties	7,006	71	(968)	6,109
Property and management cost	2,063	15,573	-	17,636
Selling and marketing	2,400	960	-	3,360
General and administrative	11,620	6,563	(1,204)	16,979
Income (loss) from continuing operations before income taxes	350	(12,645)	-	(12,295)
Income tax provision (benefit)	274	(3,137)	-	(2,863)
Income (loss) from continuing operations	76	(9,508)	-	(9,432)
Net income (loss)	$8,281	$(9,508)	$-	$(1,227)

Earnings (loss) per share
Basic
Continuing operations	$0.003	$(0.40)	$0.00	$(0.40)
Discontinued operations	0.35	0.00	0.00	0.35
	$0.35	$(0.40)	$0.00	$(0.05)

Diluted
Continuing operations	$0.003	$(0.40)	$0.00	$(0.40)
Discontinued operations	0.34	0.00	0.01	0.35
	$0.34	$(0.40)	$0.01	$(0.05)

Selected combined statement of operations information for the year ended December 31, 2014:

	Fincera	Eastern Eagle	Adjustments/Elimination	Combined

Total income	$5,375	$15,597	$(949)	$20,023
Interest expense	7,292	7,238	-	14,530
Interest expense, related parties	1,409	582	-	1,991
Property and management cost	2,532	14,828	-	17,360
Selling and marketing	488	1,070	-	1,558
General and administrative	5,494	8,808	(949)	13,353
Loss from continuing operations before income taxes	(19,720)	(16,929)	-	(36,649)
Income tax benefit	(3,398)	(3,911)	-	(7,309)
Loss from continuing operations	(16,322)	(13,018)	-	(29,340)
Net income (loss)	$10,166	$(13,018)	$-	$(2,852)

Earnings (loss) per share
Basic
Continuing operations	$(0.69)	$(0.55)	$0.00	$(1.24)
Discontinued operations	1.12	0.00	0.00	1.12
	$0.43	$(0.55)	$0.00	$(0.12)

Diluted
Continuing operations	$(0.69)	$(0.55)	$0.00	$(1.24)
Discontinued operations	1.12	0.00	0.00	1.12
	$0.43	$(0.55)	$0.00	$(0.12)

NOTE 3 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Preparation and Presentation

The accompanying consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States (“U.S. GAAP”).

As mentioned in Note 1 and Note 4, the Company is winding down its commercial vehicle sales, leasing and support business and its insurance agency business and therefore has classified them as discontinued operations. Certain accounts in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2014, and balances in the consolidated balance sheets as of December 31, 2014, and related notes have been retrospectively adjusted to reflect the effect of the asset groups and discontinued operations. See Note 4 for details of discontinued operations. The results of discontinued operations have been reflected separately in the consolidated statement of operations as a single line item for all periods presented in accordance with U.S. GAAP.

The consolidated and combined financial statements for all periods presented are retrospectively adjusted to reflect the acquisition under common control of Eastern Eagle and its subsidiaries, which were under common control (see Note 2).

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs.  All significant inter- company balances and transactions have been eliminated in consolidation.

Reclassification

The Company has reclassified certain comparative balances in the consolidated balance sheet for December 31, 2015 and certain comparative amounts in the consolidated statements of income and comprehensive (loss) income for the years ended December 31, 2015 and 2014 to conform to the current year’s presentation. The principal reclassifications are related to 1) CeraVest origination fees and penalty and late fees being reclassified from Service income to Interest income; and 2) Penalty and late fees from office leasing being reclassified from Other income to Property lease and management; and 3) the separate presentation of Product development expense, which was previously included in General and Administrative and Selling and Marketing. The reclassification did not have an impact on the reported total assets, liabilities, stockholders’ equity and net income.

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

Currency Reporting

The Company uses U.S. dollars (“USD”) as its functional currency. The Company’s operations in China and Hong Kong use the local currencies - Renminbi (“RMB”) and Hong Kong dollars (“HKD”) as its functional currencies whereas amounts reported in the accompanying consolidated financial statements and disclosures are stated in U.S. dollars, the reporting currency of the Company, unless stated otherwise. As such, assets and liabilities have been translated into USD at the current rates listed by the People’s Bank of China on the consolidated balance sheet dates. Equity accounts are translated at historical rates, except for the change in retained earnings during the year which is the result of the income statement translation process. Revenue and expense accounts are translated using the weighted average exchange rate during the period. The cumulative translation adjustments are recorded in other comprehensive income (loss) in the consolidated statements of stockholders’ equity.

The following are the exchange rates used by the Company as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014.

	December 31, 2016	December 31, 2015	December 31, 2014
Exchange rates as of the balance sheet dates	6.9370:1 RMB to USD	6.4936:1 RMB to USD	-
	7.7551:1 HKD to USD	7.7510:1 HKD to USD	-
Average exchange rates for the years ended	6.6344:1 RMB to USD	6.2245:1 RMB to USD	6.1443:1 RMB to USD
	7.7615:1 HKD to USD	7.7521:1 HKD to USD	7.7556:1 HKD to USD

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. As of December 31, 2016 and 2015, the majority of cash, including restricted cash, was in RMB on deposit in PRC financial institutions, which the management believes are of high credit quality. Cash remittance in or out of the PRC are subject to the PRC foreign exchange control regulations pursuant to which PRC government approval is required for the Company to receive funds from or distribute funds outside the PRC.

Restricted Cash

As of December 31, 2016 and 2015, the restricted cash was $6,129 and $157, respectively, which were uninvested cash balances in CeraVest customer accounts. These cash balances belong to the respective investors and therefore the Company does not have any control over those deposits.

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

Borrowed funds from CeraVest investors

Borrowed funds from CeraVest investors represents 1) the funds provided by investors through the CeraVest platform for the purpose of funding CeraVest loans with a six-month term; and 2) the funds provided by investors through CeraVest Flex for the investment in the obligation rights generated by the Company on selected CeraPay and CeraVest users. These payables bear interest at a weighted average interest rate of 8.49% for fixed and 8.03% for flexible term per annum as of December 31, 2016, respectively.

Provision for Credit Losses

The allowance for credit losses, which includes the allowance for other financing receivables and loans, net represents management’s estimate of probable losses inherent in the Company’s internet-based business. The Company determines to collectively assess provision for credit losses based on homogeneous risk characteristics, combined with targeted analysis on certain large individual balances, and evaluates the allowance for receivables due from CeraPay and CeraVest customers respectively. The allowance for loan losses attributed to these loans is established via a process that estimates the probable losses inherent in the specific portfolio. This process includes migration analysis, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio.

The Company performs periodic and systematic detailed reviews of its other financing receivables and loans, net, to identify credit risks and to assess the overall collectability of those portfolios, and may adjust its estimates on allowance of credit losses when new circumstances arise. As a result of such a review, effective on October 1, 2016 the Company changed its estimates relating to the collectability of the receivables arising from the CeraPay and CeraVest businesses (see Note 5).

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of other financing receivables and loans, net. Credit risk concentration with respect to other financing receivables and loans, net is reduced because a large number of diverse customers over a wide geographic area make up the Company’s customer base.

 Product Development Expense

Our product development expense includes the costs associated with the engineering and technical headcount responsible for product development, as well as their associated costs. It includes labor and facilities-related costs for employees responsible for research and development of our existing and new products and services, as well as depreciation and equipment-related expenses.

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

Except for the leasehold improvements, all other assets are deemed to have a residual value of 5%.

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

Fair Value of Financial Instruments

Financial instruments consist primarily of cash and cash equivalents, restricted cash, other financing receivables, loans, short-term bank borrowings, borrowed funds from CeraVest investors, financing payables, related parties and long-term bank borrowings. The carrying amounts of the short-term financial instruments at December 31, 2016 and 2015 approximated their fair values because of their short maturities or existence of variable interest rates, which reflect current market rates. For long-term financial instruments, the carrying amount approximates its fair value since the interest rates applied to determine the carrying amount is close to the market interest rates for similar types of long-term instruments. When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information that the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income or loss.

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

As of December 31, 2016 and 2015, there were no assets or liabilities within the continued operations that were measured and reported at fair value on a recurring basis.

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

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Revenue Recognition

Service Charges
Service charges consist of various fees, including transaction, penalty and late fees for CeraPay. We charge merchants transaction fees for accepting CeraPay payments and those fees are recognized when collected. We charge CeraPay users with penalties and late fees if they become delinquent in repaying any outstanding monthly CeraPay balance. Those fees are recognized when their collectability is reasonably assured.

Interest Income
Interest income consists of the interest income generated from CeraVest loans and bank deposits. We recognize interest income on CeraVest loans based on the effective interest rate method over the term of the financing period. Interest income also includes CeraVest origination, penalty and late fees. The borrowers are charged with an origination fee upon the establishment of CeraVest loans which are initially recorded as an offsetting balance to Loans, net, pursuant to ASC 310, and amortized during the period of the respective loans. We charge borrowers with penalties and late fees if they become delinquent in repaying a CeraVest loan. Those fees are recognized when their collectability is reasonably assured.

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

Other income
Other income mainly represented government subsidies for our internet-based business provided by Hebei Province. Government subsidies as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related benefit are recognized as other income. Approximately $0.8 million government subsidies were recognized as other income for the year ended December 31, 2016.

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

Revenues related to the Hotel are primarily related to rooms rentals, food and beverage sales, and are recognized on an accrual basis. For guest rooms, revenue is recognized when the rooms are occupied and the services are performed. Food and beverage revenues are recognized when the services are performed or products delivered to the customer. Deferred revenue consisting of deposits paid in advance is recognized as revenue when the services are performed for hotels and restaurants.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses totaled approximately $414, $440 and $436 for the years ended December 31, 2016, 2015 and 2014, respectively, and are included in selling and marketing expense in the accompanying consolidated statements of operations.

Value added Tax and Business Tax

In the PRC, value added tax (the “VAT”) of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

Since May 2016, all entities that were originally subject to a business tax are subject to VAT only under the National VAT Reform Program launched by the People's Congress of PRC. For the tax rates applicable, those that were initially charged at 5% of business tax are now subject to a 6% VAT for a general VAT payer, or 3% for a small-scale VAT payer, for the Company’s PRC subsidiaries’ revenue from the internet-based business, rental income, hotel revenue, membership fee, interest from sales-type leases, management servicing fee, commission fee and revenues from tires, fuel and insurance financing services.

Income Taxes

Income taxes are accounted for using an asset and liability method.  Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in the applicable tax jurisdiction expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years.

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

The Company’s Chinese subsidiaries are subject to taxation in the PRC. The PRC income tax returns are generally not subject to examination by the tax authorities for tax years before 2011. With a few exceptions, the tax years 2011 to 2016 remain open to examination by tax authorities in the PRC. The tax years 2013 to 2016 for US entities remain open to examination by tax authorities in the US.

Uncertainty tax position

The Company adopted the guidance on accounting for uncertainties in income taxes, which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes.

The Company has elected to classify interest related to an uncertain tax position (if and when required) to interest expense, and classify penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. For the years ended December 31, 2016, 2015 and 2014, the Company did not have any significant interest and penalties associated with uncertain tax positions. As of December 31, 2016 and 2015, the Company did not have any significant unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief executive officer (“CODM”), in deciding how to allocate resources and assessing performance. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC. The Company’s operations consist of three reporting and operating segments, the internet-based business, property lease and management business and hotel business.

Earnings (Loss) Per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with generally accepted accounting principles. Companies with complex capital structures are to present basic and diluted EPS. Basic EPS is measured as the income (loss) available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. For basic EPS, the weighted average number of shares outstanding for the period includes contingently issuable shares (i.e., shares issuable for little or no cash consideration upon the satisfaction of the conditions of a contingent stock agreement) as of the date that all necessary conditions have been met. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary stock. Ordinary shares issuable upon the conversion of the convertible preferred shares are included in the computation of diluted earnings per share on an “if-converted” basis when the impact is dilutive. The dilutive effect of outstanding ordinary share warrants and options are reflected in the diluted earnings per share by application of the treasury stock method when the impact is dilutive. Potential ordinary shares that have an anti-dilutive effect are excluded from the calculation of diluted EPS.

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	Year ended December 31,
	2016	2015	2014
		(Combined – Note 2)	(Combined – Note 2)
Net income (loss)	$2,169	$(1,227)	$(2,852)
Weighted average number of common shares outstanding – Basic	23,556,828	23,550,145	23,549,112
Stock options	816,036	-	-
Weighted average number of common shares outstanding – Diluted	24,372,864	23,550,145	23,549,112
Earnings (loss) per share
Basic	$0.09	$(0.05)	$(0.12)
Diluted	$0.09	$(0.05)	$(0.12)

For the year ended December 31, 2016, 815,172 stock options were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the ordinary shares. Due to the loss from continued operations for the years ended December 31, 2015 and 2014, 2,159,042 and 1,514,056 stock options were excluded from the calculation of diluted net income (loss) per share, respectively, because the effect would be anti-dilutive.

Share-Based Payments

The Company records all share-based payments grants of employee stock options to employees in the financial statements based on their fair values on the grant date and amortizes to expense on a straight-line basis over the vesting period. The Company used the Black-Scholes option-pricing model to estimate the fair value of the options at the date of grant for both the 2009 incentive plan and the 2015 incentive plan. On August 6, 2012, the Company’s board of directors determined to amend certain Share Option Award Agreements entered into pursuant to the 2009 incentive plan to reduce the exercise price per share thereunder to the then current fair market value of the Company’s ordinary shares. The Company used the binomial model to estimate the fair value of repriced options as the Company has reassessed the exercise pattern and determined that the Binomial Pricing model was a better model for estimating the fair values of the repriced options. The Company recognizes expenses related to share-based payments as part of general and administrative expense.

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which was subsequently modified in August 2015 by ASU No. 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which defers the effective date by one year. The core principle of ASU No. 2014-09 is that companies should recognize revenue when the transfer of promised goods or services to customers occurs in an amount that reflects what the company expects to receive. It requires additional disclosures to describe the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. In 2016, the FASB issued additional ASUs that clarify the implementation guidance on principal versus agent considerations (ASU 2016-08), on identifying performance obligations and licensing (ASU 2016-10), and on narrow-scope improvements and practical expedients (ASU 2016-12) as well as on the revenue recognition criteria and other technical corrections (ASU 2016-20).

The Company is currently assessing the impact that adopting these ASUs will have on its consolidated financial statements and disclosures. The Company has not yet selected a transition approach.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this Update require public business entities that are required to disclose fair value of financial instruments measured at amortized cost on the balance sheet to measure that fair value using the exit price notion consistent with Topic 820, Fair Value Measurement. The amendments in this Update require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option. The amendments in this Update require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or in the accompanying notes to the financial statements. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early application by public business entities to financial statements of fiscal years or interim periods that have not yet been issued or, by all other entities, that have not yet been made available for issuance of the following amendments in this Update are permitted as of the beginning of the fiscal year of adoption: an entity should present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk if the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases. The new standard creates Topic 842, Leases, in the FASB Accounting Standards Codification (FASB ASC) and supersedes FASB ASC 840, Leases. ASU 2016-02 requires a lessee to recognize the assets and liabilities that arise from leases (operating and finance). However, for leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. For public business entities, the amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2018, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments require that all excess tax benefits and all tax deficiencies should be recognized as income tax expense or benefit in the income statement and that those benefits and deficiencies are discrete items in the reporting period in which they occur. Because excess tax benefits are no longer recognized in additional paid in capital, the assumed proceeds from applying the treasury stock method when computing earnings per share is amended to exclude the amount of excess tax benefits that would be recognized in additional paid-in capital. The amendments also require to no longer delay recognition of a tax benefit until the tax benefit is realized through a reduction to taxes payable. For public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financing Instruments-Credit Losses (Topic 326): Measure of Credit Losses on Financial Instruments. The amendments change the guidance on the impairment of financial instruments. The main objective of this Update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in this Update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2019, and interim periods within those annual periods. We are evaluating the impact of adopting ASU 2016-13 on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. Earlier adoption is permitted. The amendments in this Update should be applied using a retrospective transition method to each period presented. We are evaluating the impact of adopting ASU 2016-18 on our consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expect to have significant impact on the Company’s consolidated results of operations or financial position.

NOTE 4 – DISCONTINUED OPERATIONS

For the fiscal year ended December 31, 2014, our businesses consisted of 1) commercial vehicle sales, leasing and support business, 2) property lease and management business, 3) insurance agency, and 4) internet-based business in the commercial vehicle industry. In August 2015 we began winding down the operations of our commercial vehicle sales, leasing and support business and insurance agency business (the “traditional business”), in the following steps:

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

The assets and liabilities of the traditional businesses were included in the captions “Assets of discontinued operations” and “Liabilities of discontinued operations”, in the accompanying balance sheets at December 31, 2016 and 2015 and consisted of the following:

	December 31,
	2016	2015
Assets classified as discontinued operations
Accounts receivable, net	$11,107	$27,688
Prepaid expenses and other current assets	482	3,100
Other financing receivables from peer store, net	─	─
Inventories	956	4,330
Current maturities of long-term net investment in direct financing and sales-type leases, net of provision for credit losses	1,916	63,774
Short-term net investment in sales-type leases	─	5,703
Total current assets	14,461	104,595
Long-term net investment in direct financing and sales-type leases, net of current maturities	─	3,064
Deferred income tax assets	7,373	12,186
Total non-current assets	7,373	15,250
Total assets	$21,834	$119,845

	December 31,
	2016	2015
Liabilities classified as discontinued operations
Income tax payable	─	111
Other payables and accrued liabilities	2,316	11,795
Long-term payables, current portion	392	─
Short-term bonds payable	─	36,738
Financing payables, related parties	1,763	1,801
Total current liabilities	4,471	50,445
Long-term payables	─	2,587
Total non-current liabilities	─	2,587
Total liabilities	$4,471	$53,032

The following are revenues and income from discontinued operations:

	Years ended December 31,
	2016	2015	2014

Revenues	$6,259	$154,268	$812,019

Income from discontinued operations	(3,894)	10,100	35,429
Income tax provisions	(4,059)	1,895	8,941
Income from discontinued operation, net of income tax	165	8,205	26,488

The following are selective cash flow information from discontinued operations:

	Years ended December 31,
	2016	2015	2014

Net cash provided by (used in) operating activities	$48,550	$332,630	$(10,686)

Net cash provided by (used in) investing activities	$─	$─	$─

Net cash provided by (used in) financing activities	$─	$─	$─

NOTE 5 – CHANGE IN BAD DEBT PROVISION ESTIMATES

Effective October 1, 2016, the Company changed its estimates relating to the collectability of the receivables arising from the CeraPay and CeraVest businesses. The provision for credit losses is established via a process that estimates the probable losses inherent in the portfolio. This process includes migration analysis, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio, together with analyses that reflect the estimated consequence resulted from the legal action taken by the Company.

The effect of the change in estimates relating to the CeraPay and CeraVest bad debt provision policy was to decrease net income and (loss) earnings per share as follows (in thousands, except per share amounts):

Year ended December 31, 2016
Decrease to net income	$(8,770)

Effect on net income per share:
Basic	$(0.37)
Diluted	$(0.37)

NOTE 6 – OTHER FINANCING RECEIVABLES, NET

The following lists the components of other financing receivables, net:

	December 31,	December 31,
	2016	2015
Other financing receivables	$316,247	$242,543
Less: Provision for credit losses	(20,810)	(7,194)

Other financing receivables, net	$295,437	$235,349

Other financing receivables represent outstanding receivables from CeraPay users, which are due and payable in full on a monthly basis. The users must pass through an application process and provide guarantees. These users are also encouraged to provide collateral such as a commercial vehicle, security deposit or real estate to obtain extended credit line.

Credit quality of other financing receivables

The carrying amount of the current and past due other financing receivables as of December 31, 2016 and 2015 were as follows:

December 31, 2016	Total Current(1)	31-90 days past due	> 90 days past due	Total carrying amount

Gross Other financing receivables	$258,980	$9,677	$47,590	$316,247
Less: Provision for credit losses	(2,503)	(1,648)	(16,659)	(20,810)
Other financing receivables, net	$256,477	$8,029	$30,931	$295,437

(1)
Loans less than 30 days past due are presented as current.

December 31, 2015	Total Current(1)	31-90 days past due	> 90 days past due	Total carrying amount

Gross Other financing receivables	$216,878	$7,550	$18,115	$242,543
Less: Provision for credit losses	(436)	(948)	(5,810)	(7,194)
Other financing receivables, net	$216,442	$6,602	$12,305	$235,349

(1)
Loans less than 30 days past due are presented as current.

Provision for credit losses charged in the consolidated statement of operations for the CeraPay business was approximately $14,718, $7,494 and $11 for the years ended December 31, 2016, 2015 and 2014, respectively.

NOTE 7 – LOANS, NET

The following lists the components of loans, net:

	December 31,	December 31,
	2016	2015
Loans	$379,370	$253,268
Less: Provision for credit losses	(5,094)	(2,609)
Less: Deferred loan origination fees	(2,975)	─

Loans, net	$371,301	$250,659

Loans, net arise from loans made from the CeraVest P2P platform, for which the Company enters into a six-month lending agreement with SMBs with principal and interest payable in full at maturity by the SMBs. As of December 31, 2016 and 2015, the effective interest rate charged for CeraVest loans was approximately 8.62% per annum on both years.

Credit quality of loans, net

The carrying amounts of the current and past due loans as of December 31, 2016 were as follows:

December 31, 2016	Total Current(1)	31-90 days past due	> 90 days past due	Total carryingamount

Gross loans	$343,152	$7,963	$28,255	$379,370
Less: Provision for credit losses	(978)	(675)	(3,441)	(5,094)
Less: Deferred loan origination fees	(2,975)	─	─	(2,975)
Loans, net	$339,199	$7,288	$24,814	$371,301

(1)
Loans less than 30 days past due are presented as current.

The carrying amounts of the current and past due loans as of December 31, 2015 were as follows:

December 31, 2015	Total Current(1)	31-90 days past due	> 90 days past due	Total carryingamount

Gross loans	$250,319	$1,710	$1,239	$253,268
Less: Provision for credit losses	(2,468)	(26)	(115)	(2,609)
Less: Deferred loan origination fees	─	─	─	─
Loans, net	$247,851	$1,684	$1,124	$250,659

(1)
Loans less than 30 days past due are presented as current.

Provision for credit losses charged in the consolidated statements of operations for the CeraVest business was approximately $2,772, $2,527 and $198 for the years ended December 31, 2016, 2015 and 2014, respectively.

NOTE 8 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of prepaid expenses and other current assets is as follows:

	December 31,
	2016	2015
		(Combined – Note 2)
Short-term advances	773	197
Temporary advances to employees	363	80
Prepaid rent	556	288
Prepaid other taxes	1,151	314
Legal deposit	2,393	268
Hotel inventory and receivables	519	504
Other current assets	818	607
Total	$6,573	$2,258

NOTE 9 - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Summaries of property, equipment and leasehold improvements are as follows:

	December 31,
	2016	2015
		(Combined – Note 2)
Buildings and leasehold improvements	$204,784	$219,607
Furniture and fixtures	9,672	12,776
Equipment	16,437	17,552
Company automobiles	1,386	1,827
Total	232,279	251,762

Less: accumulated depreciation and amortization	(30,206)	(27,058)
Property, equipment and leasehold improvements, net	$202,073	$224,704

Depreciation and amortization expense for the continuing operations was approximately $8,952, $9,992 and $10,378 for the years ended December 31, 2016, 2015 and 2014, respectively.

The following schedule provides an analysis of Fincera’s investment in property on operating leases and hotel business by major classes as of December 31, 2016 and December 31, 2015:

	December 31,	December 31,
	2016	2015
		(Combined – Note 2)
Buildings and leasehold improvements	$192,990	$205,300
Equipment	15,313	16,359
Total	208,303	221,659

Less: Accumulated depreciation and amortization	(20,884)	(15,801)
Total	$187,459	$205,858

NOTE 10 - OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the followings:

	December 31,
	2016	2015
		(Combined – Note 2)
CeraVest security deposits	$38,439	$22,755
Temporary payments to merchants	4,072	3,042
Purchasing funds from CeraVest loan investors	5,846	─
Payables related to properties and others	3,313	10,899
Rental advance and customer deposits	2,076	2,425
Accrued expenses	1,437	2,692
Business and other tax payables	845	1,069
Salary payable	2,458	2,326
Interest payable for bank borrowings	174	253
Other current liabilities	2,542	2,749
Total	$61,202	$48,210

CeraVest security deposits represent security deposits received from CeraVest borrowers upon the funding of their respective loans. Purchasing funds from CeraVest loan investors represent uninvested funds deposited by investors. Other current liabilities mainly include the unpaid expenses reimbursement due to staff.

NOTE 11 - THIRD PARTY BORROWINGS

As of December 31, 2016, the Company had a total of $14.4 million of unused bank facilities, which was granted by China Citic Bank. As of December 31, 2015, the Company had a total of $33.9 million of unused bank facilities, of which $24.6 million was granted by China Citic Bank and $9.3 million by China Minsheng Bank.

Short-term bank borrowings

Summaries of short-term bank borrowings are as follows:

	Weighted-average interest rate			December 31,
	2016	2015	Maturities	2016	2015

Short-term bank loans	4.98%	5.93%	December 2017	$83,610	$75,921

Short-term bank loans represent loans from local banks that were used for working capital and capital expenditures purposes. The loans bore interest at rates in the range of 4.35% to 5.22% and 4.35% to 6.72% as of December 31, 2016 and 2015, respectively, are denominated in RMB and have terms maturing within one year. All of the loans due before the filing date of this annual report were repaid. The weighted average short-term bank loans for the years ended December 31, 2016 and 2015 was $79,680 and $121,647, respectively.

The legal representative of Shijie Kaiyuan Auto Trade Co., Ltd has provided the guarantee for the Company to secure two short-term bank borrowings from Agricultural Bank of China for a total amount of $23.1 million.

Long-term bank borrowings

Summaries of long-term bank borrowings are as follows:

	Weighted-average interest rate			December 31,
	2016	2015	Maturities	2016	2015
					(Combined – Note 2)
Long-term bank loans, current portion	4.98%	6.79%	December 2017	$8,938	$14,784
Long-term bank loans	4.99%	6.34%	December 2028	95,719	118,424
Total				$104,657	$133,208

The total carrying amount of property, equipment and leasehold improvements that have been pledged as collateral to secure financing from commercial banks is $178.0 million and $204.6 million as of December 31, 2016 and 2015 respectively.

NOTE 12 – BORROWED FUNDS FROM CERAVEST INVESTORS

A summary of the Company’s borrowed funds from CeraVest investors is as follows:

	Weighted-average interest rate
	December 31,	December 31,		December 31,	December 31,
	2016	2015	Maturities	2016	2015

Borrowed funds from CeraVest investors-CeraVest Fixed (inclusive of interest payable $3,236 and $1,965 as of December 31, 2016 and 2015, respectively)	8.49%	8.33%	January 2017 to June 2017	$101,645	$97,392

-CeraVest Flex ( inclusive of interest payable $3,100 and $511 as of December 31, 2016 and 2015, respectively)	8.03%	8.03%	—	335,949	105,333
Total				$437,594	$202,725

Borrowed funds from CeraVest investors represents 1) the funds provided by investors through the CeraVest platform for the purpose of funding CeraVest loans with a six-month term; and 2) the funds provided by investors through CeraVest Flex for the investment in the obligation rights generated by the Company on selected CeraPay and CeraVest users.

NOTE 13 - INCOME TAXES

Cayman Islands:  Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong:  The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the years ended December 31, 2016, 2015 and 2014. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

China:    The foreign invested enterprises and domestic companies are generally subject to enterprise income tax at a uniform rate of 25%.

Summaries of the income tax provision (benefit) attributable to continued operations in the consolidated statements of operations are as follows:

	Years Ended December 31,
	2016	2015 (Combined – Note 2)	2014 (Combined – Note 2)

Current	$6,454	$1,992	$—
Deferred	(5,168)	(4,855)	(7,309)
Total	$1,286	$(2,863)	$(7,309)

The tax effects of temporary differences of continuing operations representing deferred income tax assets / liabilities result principally from the following:

	December 31,
	2016	2015 (Combined – Note 2)

Deferred income tax assets:
Provision for credit losses	$6,476	$2,451
Accrued liabilities	4,373	2,785
Organization cost	-	298
Tax loss carried forward	12,678	12,115
	23,527	17,649
Valuation allowance	-	-
Deferred income tax assets, net	$23,527	$17,649

As of December 31, 2016 and 2015, deferred income tax assets are derived from accrued liabilities, provision for credit losses, organization cost and tax loss carried forward arising from the same tax jurisdictions in China. The management determines it is more likely than not that these deferred tax assets could be utilized in the future, so no valuation allowance was provided as of December 31, 2016 and 2015.

At December 31, 2016, the Company had $50,712 of tax loss carry forwards that expires through December 31, 2021.

The difference between the effective income tax rate and the expected statutory rate on income (loss) from operations was as follows:

	December 31,
	2016	2015 (Combined – Note 2)	2014 (Combined – Note 2)
Statutory EIT rate	25.0%	25.0%	25.0%
Non-deductible expenses	2.6%	(3.2)%	(5.7)%
Non-taxable income	-%	1.5%	0.9%
Tax-exempt entities	10.7%	-%	-%
Different tax rates in other jurisdictions	0.8%	-%	(0.3)%
Effective tax rate	39.1%	23.3%	19.9%
*Tax-exempt entities represent entities outside of China and Hong Kong for which the statutory tax rate is zero.

The Company adopted the guidance on accounting for uncertainties in income taxes, which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company has elected to classify interest related to an uncertain tax position (if and when required) to interest expense, and classify penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. For the years ended December 31, 2016, 2015 and 2014, the Company did not have any significant interest and penalties associated with uncertain tax positions. As of December 31, 2016 and 2015, the Company did not have any significant unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

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

As of December 31, 2016 and 2015, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

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

On September 24, 2015, December 28, 2015, April 29, 2016, September 27, 2016 and November 27, 2016 the Company granted 513,958, 139,808, 136,200, 21,000 and 157,000 stock options, respectively, under the terms of the 2015 Incentive Plan. The exercise price of each option is $28.00, $28.00, $27.10, $27.20 and $27.20, respectively, which represents the closing price of the Company’s ordinary shares on the date of grant. The total vesting period for the options is four years, with 25% of the options vesting one year after the date of grant and the remaining 75% vesting ratably each month for three years thereafter. The options have a total term of 10 years. The Company will issue new shares to the holders of stock options upon exercise of the options.

During the years ended December 31, 2016, 2015 and 2014, 144,014, 8,780 and 1,320 stock options have been forfeited, respectively, as a result of the resignation of the grantees. In connection with the grant of stock options to employees the Company recorded compensation expense charges in general and administrative expenses of $1,266, $392 and $1,253 for the years ended December 31, 2016, 2015 and 2014, respectively, based on the estimated fair value of the options on the date of grant. No stock-based compensation charges were recorded for non-employees for the years ended December 31, 2016, 2015 and 2014. The per share fair value of the stock options granted has been estimated using the Black-Scholes option-pricing model with the following assumptions:

Date of Grant	September 24, 2015	December 28, 2015	April 9, 2016	September 27, 2016	November 27, 2016

Dividend yield (1)	None	None	None	None	None
Risk-free interest rate (2)	1.84%	2.05%	2.05%	1.39%	2.12%
Volatility (3)	26%	25%	41%	32%	32%
Expected Life (in years) (4)	6.08	6.08	6.08	6.08	6.08

(1)
The Company has no expectation of paying regular cash dividends on its ordinary shares.

(2)
The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant.

(3)
The Company estimates the volatility of its ordinary shares at the date of grant based on its historical monthly price observations ..

(4)
The expected life of stock options granted under the Incentive Plan is based on expected exercise patterns, which the Company believes are representative of future behavior.

The following table summarizes outstanding options as at December 31, 2016, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at December 31,2016	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at December 31,2016	Weighted Average Exercise Price

$9.50 to $28.00	2,327,692	$6.14	5.17	1,672,003	$13.85

A summary of option activity under the employee share option plan as of December 31, 2016, 2015 and 2014, and changes during the three years then ended is presented as follows:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value

Outstanding at January 1, 2014	1,515,376	$12.37	6.05	$11,563
Forfeited	(1,320)	$14.50
Outstanding at December 31, 2014	1,514,056	$12.37	5.05	$11,560
Granted	653,766	$28.00
Forfeited	(8,780)	$28.00
Outstanding at December 31, 2015	2,159,042	$17.04	5.76	$21,779
Exercised	(1,536)	$14.50
Granted	314,200	$27.16
Forfeited	(144,014)	$27.83
Outstanding at December 31, 2016	2,327,692	$17.74	5.17	$28,548

A summary of unvested options under the employee share option plan as of December 31, 2016, and changes during the year then ended is presented as follows:

Options	Number of Shares	Weighted Average Fair Value

Unvested at January 1, 2016	644,986	$8.53
Granted	314,200	9.46
Vested	(159,483)	8.25
Forfeited or exercised	(144,014)	8.40
Unvested at December 31, 2016	655,689	$9.07
Expected to vest thereafter	655,689	$9.07

As of December 31, 2016, 1,672,003 of the share options are vested and exercisable and a total of $5,515 of compensation expense pertaining to options remains unrecognized. This amount will be recognized as compensation expense ratably over the remaining vesting period. The weighted average remaining vesting period of the options is 3.09 years.

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

In addition, a substantial part of the Company’s businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These requirements imposed by the PRC government authorities may restrict the ability of the Company’s subsidiaries and VIEs to transfer its net assets to the Company through loans, advances or cash dividends, which consisted of paid-up capital, additional paid in capital and statutory reserves and amounted to approximately $161.9 million as of December 31, 2016, exceeding 25% of the Company’s consolidated net assets. Accordingly, condensed parent company financial statements have been prepared in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X, and set out in Note 22.

NOTE 16 – FUTURE MINIMUM RENTAL INCOME UNDER OPERATING LEASES

Fincera’s operations include the leasing of commercial property at the Kai Yuan Finance Center. The leases thereon expire at various dates through 2021. The following is a schedule of minimum future rents on non-cancelable operating leases at December 31, 2016:

Year Ending December 31,	Future Minimum Rentals
2017	$5,327
2018	2,612
2019	1,558
2020	1,230
2021	308
Total	$11,035

There are no contingent rentals as of December 31, 2016.

NOTE 17 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and monthly leases. These leases are accounted for as operating leases. Rent expense for continuing operations amounted to $1,200, $669, nil for the years ended December 31, 2016, 2015 and 2014, respectively. Rent expense for discontinued operations amounted to $739, $1,935 and $2,998 for the years ended December 31, 2016, 2015 and 2014, respectively.

Future minimum payments for operations under long-term, non-cancelable leases as of December 31, 2016, are as follows:

Year Ending December 31,	Future Minimum Payments
2017	$192
2018	252
2019	31
Total	$475

Legal Proceedings

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

For the years ended December 31, 2016, 2015 and 2014, appropriations for the general reserve funds and statutory surplus funds totaled $2,299, $792 and $3,275, respectively. The 2016 reserve refund is due to the refund of surplus reserves caused by the Company’s winding down of its commercial vehicle sales, leasing and support business.

NOTE 19 - SEGMENT REPORTING

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

The Company operated three segments: the internet-based business segment, the hotel segment and the office leasing segment.

Discontinued operations have been excluded from the segment information for periods presented.

Year ended December 31, 2016

	Internet-based Business	Hotel Business	Office Leasing	Corporate	Totals

Segment Revenues	$106,376	$16,596	$9,056	$-	$132,028
Property and management cost	$-	$14,466	$2,049	$-	$16,515
Provision for credit losses	$17,490	$-	$-	$-	$17,490
Interest expense-related parties	$5,700	$244	$287	$-	6,231
Interest expense	$33,452	$6,082	$72	$-	$39,606
Product development expense	$9,443	$-	$-	$-	$9,443

Segment Income (loss) before taxes	$40,291	$(4,196)	$6,648	$-	$42,743
General and administrative	$-	$-	$-	$25,945	$25,945
Selling and marketing	$-	$-	$-	$13,508	$13,508
Income (loss) from continuing operations before income taxes	$40,291	$(4,196)	$6,648	$(39,453)	$3,290

Year ended December 31, 2015

	Internet-based Business	Hotel Business	Office Leasing	Corporate	Totals

Segment Revenues	$46,585	$16,462	$9,726	$-	$72,773
Property and management cost	$-	$15,573	$2,063	$-	$17,636
Provision for credit losses	$10,021	$-	$-	$-	10,021
Interest expense-related parties	$6,038	$71	$-	$-	$6,109
Interest expense	$16,694	$8,112	$-	$-	$24,806
Product development expense	$6,157	$-	$-	$-	$6,157

Segment Income (loss) before taxes	$7,675	$(7,294)	$7,663	$-	$8,044
General and administrative	$-	$-	$-	$16,979	$16,979
Selling and marketing	$-	$-	$-	$3,360	$3,360
Income (loss) from continuing operations before income taxes	$7,675	$(7,294)	$7,663	$(20,339)	$(12,295)

Year ended December 31, 2014

	Internet-based Business	Hotel Business	Office Leasing	Corporate	Totals

Segment Revenues	$438	$14,648	$4,937	$-	$20,023
Property and management cost	$-	$14,828	$2,532	$-	$17,360
Provision for credit losses	$209	$-	$-	$-	$209
Interest expense-related parties	$1,281	$582	$128	$-	$1,991
Interest expense	$7,292	$7,238	$-	$-	$14,530
Product development expense	$3,321	$-	$-	$-	$3,321

Segment Income (loss) before taxes	$(11,665)	$(8,000)	$2,277	$-	$(17,388)
General and administrative	$-	$-	$-	$13,353	$13,353
Selling and marketing	$-	$-	$-	$1,558	$1,558
Litigation expense	$-	$-	$-	$4,350	$4,350
Income (loss) from continuing operations before income taxes	$(11,665)	$(8,000)	$2,277	$(19,261)	(36,649)

The assets of the office leasing segment as of December 31, 2016 and December 31, 2015 amounted to $102.0 million and $87.4 million, respectively. The assets of the hotel business segment as of December 31, 2016 and December 31, 2015 amounted to $157.0 million and $174.1 million, respectively. The assets of the internet-based business segment as of December 31, 2016 and December 31, 2015 amounted to $750.1 million and $543.0 million, respectively. The remaining balances of assets as of December 31, 2016 and December 31, 2015 are $21.9 million and $119.9 million, respectively, which are related to the discontinued operations.

NOTE 20 - RELATED PARTY BALANCES AND TRANSACTIONS

Prepaid expenses, related party:

The outstanding amounts of prepaid expense, related party as of December 31, 2016 and 2015 were as follows:

		December 31,
	Notes	2016	2015
			(Combined – Note 2)
Shijiazhuang Kaiyuan Car Trade Co. Ltd.	(1)	$-	$1,540

Note:

(1)
Entity controlled by Mr. Li’s brother.

Financing payables, related parties

During the periods presented, the Company has borrowed from the Company’s Chairman and Chief Executive Officer, Mr. Li and companies affiliated with Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs.

The amount due to Alliance Rich represents a portion of the consideration paid in the acquisition of Heat Planet Holdings Limited (“Heat Planet”). The amount was payable within six months of occupation of the Kai Yuan Center by the Company, which was completed in April 2013 and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, which were delivered in December 2012. In October 2013, the unpaid amount began to accrue interest at the one-year rate announced by the People’s Bank of China (4.35% as of December 31, 2016). As of December 31, 2016 approximately $4.3 million is still owed to Alliance Rich for the acquisition of Heat Planet.

The amount due to Smart Success Investment Limited (“Smart Success”) represents a portion of the consideration paid in the acquisition of Eastern Eagle. The amount is payable by August 8, 2017. Any unpaid amounts thereafter will begin to accrue interest at the one-year rate announced by the People’s Bank of China. As of December 31, 2016 approximately $66.9 million is still owed to Smart Success for the acquisition of Eastern Eagle. Other amounts due to Smart Success are non-interest bearing, unsecured and due on demand by the lenders.

In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum, and amounts owed continue to be unsecured and due on demand by the lender.

The amount due to Mr. Li is non-interest bearing, unsecured and due on demand by the lender.

During the periods presented, the Company received internet-based financings from Ruituo, a company controlled by Mr. Li’s brother. The amount due to Ruituo is unsecured and due on demand by Ruituo and bore an interest at approximately 8.00% based on the weighted average outstanding payable balances at month end.

In 2015, the Company obtained internet-based financings from Beiguo Auto and Xinji Beiguo Mall, companies affiliated with Mr. Li. Mr. Li holds 20.92% of indirect beneficial ownership in both Beiguo Auto and Xinji Beiguo Mall. During 2016, the Company repaid the amounts due to Beiguo Auto and Xinji Beiguo Mall and began obtaining internet-based financings from Beiguo Mall Xinji Branch instead. Mr. Li holds 20.92% of indirect beneficial ownership in Beiguo Mall Xinji Branch. The Company pays a financing charge of approximately 4.6% per annum to Beiguo Mall Xinji Branch for the funds obtained due to this financing arrangement. The financing arrangement is personally guaranteed by Mr. Li and Hebei Kaiyuan, who has a long term business relationship with Beiguo, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days.

The outstanding financing payables, related parties as of December 31, 2016 and 2015 were as follows:

		December 31,
	Notes	2016	2015
			(Combined – Note 2)
Mr. Li		$144	$144
Alliance Rich	(1)	4,257	4,091
Hebei Kaiyuan	(1)	4,306	4,400
Honest Best Int’l Ltd.	(1)	12	9
Smart Success	(1)	68,836	6,608
Ruituo	(2)	30,962	136,585
Beiguo Auto	(3)	—	23
Xinji Beiguo Mall	(3)	—	61
Beiguo Mall Xinji Branch	(3)	165,453	—
Total		$273,970	$151,921

Notes:

(1)	Entity controlled by Mr. Li.
(2)	Entity controlled by Mr. Li’s brother.
(3)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%.

Borrowed funds from CeraVest investor, related party:

A summary of the Company’s borrowed funds from CeraVest investor, related party is as follows:

		December 31,
	Note	2016	2015

Mr. Lei Chen	(1)	$3,370	$2,716
Mr. Yong Qi Li	(2)	437	—
Mr. Jin Yu Peng	(3)	245	—
Mr. Xing Wei	(4)	141	—
Mr. Chen Guang Bi	(5)	87	—
Ms. Shu Ling Li	(6)	51	—
Mr. Yong Hui Li	(7)	13	—
Mr. Spencer Ang Li	(8)	5	—
Total		$4,349	$2,716

During the periods presented, the above related parties have provided to the Company through the CeraVest platform for the purpose of funding CeraVest loans with a six-month term and are secured by the counterpart loans, net. These payables represent two types of investment, CeraVest Fixed and CeraVest Flex, amounting to the corresponding amounts shown in the table, with weighted average interest rate of 8.62% and 8.03%, and 8.62% and 8.03% per annum as of December 31, 2016 and December 31, 2015, respectively.

(1)
The senior vice president of the Company.
(2)
The brother of Mr. Li.
(3)
The General Manager of the Company’s Risk Control Department.
(4)
The Company’s COO.
(5)
The General Manager of the Company’s Henan Region.
(6)
The sister of Mr. Li
(7)
The Company’s Chairman and CEO.
(8)
The Company’s VP Product and Director.

Long-term financing payables, related party

The Company entered into a long-term loan agreement with Ruituo during 2016 for long-term capital needs. Ruituo provided a facility to the Company, amounting to $72.1 million (RMB 500 million), with a period from September 23, 2016 to September 23, 2019. This long-term loan is unsecured and bears interest at 4.90% per annum based on the weighted average outstanding payable balances at month end.

The outstanding long-term financing payable, related party as of December 31, 2016 and 2015 were as follows:

		December 31,
	Notes	2016	2015

Ruituo	(1)	$33,028	$-

Note:

(1) Entity controlled by Mr. Li’s brother.

Related Parties Transactions

During the periods presented, the details of the related party transactions were as follows:

	Notes		Years Ended December 31,
			2016	2015	2014
				(Combined – Note 2)	(Combined – Note 2)
Capital nature:
Alliance Rich	(1)	(f)	168	168	939
Beiguo Auto	(5)	(e)	—	182	—
Beiguo Auto	(5)	(f)	—	67	—
Beiguo Mall Xinji Branch	(5)	(e)	170,646	—	—
Beiguo Mall Xinji Branch	(5)	(f)	2,063	—	—
Hebei Kaiyuan	(1)	(c)	—	—	50,616
Hebei Xuyuan Investment Company	(7)	(c)	9,390	3,109	22,113
Hebei Xuyuan Investment Company	(7)	(f)	194	11	639
Honest Best Int’l Ltd.	(1)	(c)	2	2	2
Kaiyuan Shengrong	(1)	(a)	94,357	—	—
Mr. Rui Qi Li	(8)	(a)	95,563	107,639	109,044
Mr. Li	(4)	(a)	263,927	355,049	132,969
Mr. Xing Wei	(6)	(a)	15,073	16,066	—
Ruituo	(3)	(a)	—	24,098	48,826
Ruituo	(3)	(c)	122,482	144,988	111,415
Ruituo	(3)	(e)	554,898	55,115	7,927
Ruituo	(3)	(f)	3,031	3,908	31
Shijiazhuang Xuheng Trade Company	(7)	(c)	1,191	1,221	2,432
Shijiazhuang Xuheng Trade Company	(7)	(f)	51	60	71
Smart Success Investment Limited	(1)	(c)	120	—	—
Xinji Beiguo Mall	(5)	(e)	—	35,627	—
Xinji Beiguo Mall	(5)	(f)	1	1,594	—

Operating nature:
Smart Success Investment Limited	(1)	(m)	111,512	—	—
Hebei Kaiyuan	(1)	(f)	276	301	311
Shijiazhuang Kaiyuan Auto Trade	(3)	(g)	19	117	198
Mr. Chen Guang Bi	(9)	(n)	65	—	—
Mr. Chen Guang Bi	(9)	(f)	5	—	—
Mr. Lei Chen	(10)	(n)	6,840	—	—
Mr. Lei Chen	(10)	(f)	391	—	—
Mr. Li	(4)	(n)	46	—	—
Mr. Li	(4)	(f)	1	—	—
Mr. Jin Yu Peng	(11)	(n)	898	—	—
Mr. Jin Yu Peng	(11)	(f)	23	—	—
Mr. Shu Ling Li	(12)	(n)	106	—	—
Mr. Shu Ling Li	(12)	(f)	4	—	—
Mr. Spencer Ang Li	(13)	(n)	8	—	—
Mr. Xing Wei	(14)	(n)	1,033	—	—
Mr. Xing Wei	(14)	(f)	19	—	—
Mr. Yong Qi Li	(15)	(n)	452	—	—
Mr. Yong Qi Li	(15)	(f)	4	—	—
Yuanshi County Natural Gas Sales Company	(3)	(h)	—	—	857
Yuanshi County Natural Gas Sales Company	(3)	(l)	—	—	2,074
Yuanshi County Natural Gas Sales Company	(3)	(i)	—	25	23
Yuanshi County Natural Gas Sales Company	(3)	(j)	—	927	190
Yuanshi County Natural Gas Sales Company	(3)	(k)	—	11	3

Notes:

(1)
Entity controlled by Mr. Li.

(2)
Entity in which Mr. Li’s brother holds 40% equity interest.

(3)
Entity controlled by Mr. Li’s brother.

(4)
The Chairman and Chief Executive Officer of Fincera.

(5)
Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%

(6)
The Chief Operating Officer of Fincera.

(7)
Entity in which Mr. Li holds 40% equity interest.

(8)
The General Manager of the Company’s Yunyu River Region.

(9)
The General Manager of the Company’s Henan Region.

(10)
The senior vice president of the Company.

(11)
The General Manager of the Company’s Risk Control Department.

(12)
The sister of Mr. Li

(13)
The Company’s VP Product and Director.

(14)
The Company’s COO.

(15)
The brother of Mr. Li.

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

(g)
Construction fees.

(h)
CeraVest loans and security deposits.

(i)
CeraVest interest revenue.

(j)
CeraPay funds used.

(k)
CeraPay revenue.

(l)
Sale of automobiles by the Company, including VAT, during the year.

(m)
Acquisition transaction.

(n)
CeraVest investment.

NOTE 21 – VARIABLE INTEREST ENTITIES

On November 26, 2008, through the Company’s wholly owned subsidiary, Chuanglian, the Company executed a series of contractual arrangements with the Auto Kaiyuan Companies (refers to Kaiyuan Logistics, Kaiyuan Auto Trade Co., Ltd., and Hebei Xuhua Trading Co., Ltd.) and their shareholder, as the Enterprise Agreements. Pursuant to the Enterprise Agreements, the Company had exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholder, and generally had control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies were considered VIEs and the Company was the primary beneficiary. The Company’s relationships with the Auto Kaiyuan Companies and their shareholder were governed by the Enterprise Agreements between Chuanglian and each of the Auto Kaiyuan Companies, which were the operating companies (the “Operating Companies”) of the Company in the PRC.

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

In December 2016, Hebei Kaiyuan was replaced by Hebei Yarui Trading. The related Enterprise Agreements involving Hebei Kaiyuan were replaced by identical agreements involving Hebei Yarui Trading instead. This occurred because Hebei Kaiyuan had split into two companies due to business reasons. One of the split companies, Hebei Yarui Trading, replaced Hebei Kaiyuan in our VIE structure.

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

The FASB issued guidance requiring companies to provide enhanced disclosures about an enterprise’s involvement in a VIE. This guidance also requires an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE. As part of its qualitative assessment the Company has evaluated the following:

●	The sufficiency of Fincera’s equity investments at risk to permit the Operating Companies to finance their activities without additional subordinated financial support;

●	That as a group, the holders of the equity investments at risk have:

●	The power through voting rights or similar rights to direct activities that most significantly impact the Operating Companies’ economic performance,

●	The obligation to absorb the expected losses of the Operating Companies and such obligations are not protected directly or indirectly, and

●	The right to receive the expected residual return of the Operating Companies and such rights are not capped; and

●
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

If an investment is determined to be a VIE, the Company then performs an analysis to determine if the Company is the primary beneficiary of the VIE. U.S. GAAP requires a VIE to be consolidated by its primary beneficiary. The primary beneficiary is the party that has a controlling financial interest in an entity. In order for a party to have a controlling financial interest in an entity it must have:

●	The power to direct the activities of a VIE that most significantly impact the entity’s economic performance (“power criterion”), and

●
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

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014:

	December 31,
	2016	2015

Total assets	$421,952	$636,526
Total liabilities	$537,701	$347,188

	Years Ended December 31,
	2016	2015	2014

Income	$72,387	$34,845	$274
Net income from discontinued operation	11,492	816	162
Net loss from continued operation	(3,537)	(156)	(8,629)

NOTE 22 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION OF FINCERA INC.

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

As of December 31, 2016 and 2015, there were no material contingencies, significant capital and other commitments, provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Company’s Consolidated Financial Statements, if any.

Condensed Balance Sheets

	December 31,
	2016	2015

Assets
Cash and cash equivalents	$671	$135
Prepaid expenses and other current assets	23	16
Investment in subsidiaries, continued operations	46,787	115,752
Investment in subsidiaries, discontinued operations	17,362	66,813
Due from subsidiaries	25,290	71,276
Total assets	$90,133	$253,992

Liabilities
Other payables and accrued liabilities	583	619
Due to Smart Success	66,910	—
Total liabilities	$67,493	$619

Stockholders’ equity
Ordinary shares - $0.001 par value authorized – 1,000,000,000 shares; issued and outstanding – 23,561,949 shares at December 31, 2016, respectively; and $0.001 par value authorized – 1,000,000,000 shares; issued and outstanding – 23,550,993 shares at December 31, 2015, respectively	24	24
Additional paid-in capital	136,802	359,960
Accumulated losses	(121,099)	(123,268)
Accumulated other comprehensive income	6,913	16,657
Total stockholders’ equity	22,640	253,373

Total liabilities and stockholders’ equity	$90,133	$253,992

Condensed Statements of Income

	Years ended December 31,
	2016	2015	2014

Equity in profit (loss) of subsidiaries and VIEs, continued	$4,074	$(8,582)	$(23,176)
Equity in profit of subsidiaries and VIEs, discontinued	165	8,205	26,488
Total equity in profit of subsidiaries	4,239	(377)	3,312

General and administrative expenses	2,070	850	1,814
Litigation expense	-	-	4,350
Total operating expenses	2,070	850	6,164

Income from operations	2,169	(1,227)	(2,852)
Net income (loss)	$2,169	$(1,227)	$(2,852)

Condensed Statements of Cash flows

	Years ended December 31,
	2016	2015	2014

Net cash and cash equivalents (used in) operating activities	$(839)	$(481)	$(4,811)
Net cash and cash equivalents provided by investing activities	1,375	498	4,833
Net cash and cash equivalents used in financing activities	-	-	-
Cash and cash equivalents, beginning of the year	135	118	96
Cash and cash equivalents, end of the year	$671	$135	$118

NOTE 23 – SUBSEQUENT EVENT

The Company has evaluated subsequent events through the date of issuance of these consolidated financial statements and has not identified events with material financial impact on the Company’s consolidated financial statements.