Form 20-F
period 2017-12-31
FINCERA INC.
filed 2018-04-30
CIK 1417370

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2017

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

27/F, Kaiyuan Finance Center, No. 5, East Main Street
Shijiazhuang, Hebei
People’s Republic of China
Tel: +86 311 8382 7688
Fax: +86 311 8381 9636
(Address of principal executive offices)

Yong Hui Li
27/F, Kaiyuan Finance Center, No. 5, East Main Street
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 47,531,799 ordinary shares, par value $0.001 per share, as of December 31, 2017.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

☐ Large Accelerated filer ☐ Non-accelerated filer	☒ Accelerated filer ☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

●
“Auto Kaiyuan Companies” refers to Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) and Hebei Xuhua Trading Co., Ltd.;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A. Selected financial data

The following selected consolidated financial data as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 have been derived from the audited consolidated financial statements of Fincera included in this Annual Report beginning on page F-1. The following summary consolidated financial data as of December 31, 2015, 2014 and 2013, and for the years ended December 31, 2014 and 2013, have been derived from the audited consolidated financial statements of Fincera. Such financial data is not included in this Annual Report. The consolidated financial data for all periods presented is retrospectively adjusted to reflect the acquisition of Eastern Eagle International Ltd. (“Eastern Eagle”) and its subsidiaries, which were under common control with us both immediately before and after the acquisition. Prior period amounts also have been adjusted to exclude discontinued operations (refer to Note 4 to the Consolidated Financial Statements). This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Fincera” and other financial information included in this Annual Report.

The consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or “U.S. GAAP.” The results of operations of Fincera in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

FINCERA INC. AND SUBSIDIARIES
Selected Consolidated Financial Data
(in thousands, except per share amounts)

	As of December 31,
	2017	2017	2016	2015	2014	2013
	USD	RMB	RMB	RMB	RMB	RMB
Balance Sheet Data –
Cash and cash equivalents	171,910	1,123,296	722,301	469,241	172,017	277,878
Restricted cash	19,553	127,762	42,517	1,019	6,046	7,585
Total current assets	788,322	5,151,057	5,535,890	4,330,065	2,907,859	3,046,749
Total assets	1,033,562	6,753,504	7,152,026	6,002,830	4,947,847	4,645,356
Total current liabilities	925,376	6,046,590	6,101,855	3,571,732	2,338,780	2,688,952
Total liabilities	1,051,868	6,873,117	6,994,973	4,357,528	3,296,109	2,981,951
Total stockholders’ equity (deficit)	(18,306)	(119,613)	157,053	1,645,302	1,651,738	1,663,405
Total shares outstanding	47,531,799	47,531,799	47,123,898	47,101,986	47,099,288	47,077,838

	For the Years Ended December 31,
	2017	2017	2016	2015	2014	2013
	USD	RMB	RMB	RMB	RMB	RMB
Statement of Income Data –

Income	156,691	1,023,851	875,925	452,978	123,027	32,857

Loss from continuing operations before income taxes	(1,775)	(11,596)	(4,830)	(77,771)	(233,459)	(176,815)

Income tax (benefit) provision	(134)	(878)	8,534	(17,820)	(44,909)	(22,773)

Loss from continuing operations	(1,641)	(10,718)	(13,364)	(59,951)	(188,550)	(154,042)

Income from discontinued operations, net of taxes	358	2,336	1,094	51,072	162,750	170,088

Net (loss) income attributable to shareholders	(1,283)	(8,382)	(12,270)	(8,879)	(25,800)	16,046

	For the Years Ended December 31,
	2017	2017	2016	2015	2014	2013
	USD	RMB	RMB	RMB	RMB	RMB
(Loss) earnings per share –

Basic
Continuing operations	(0.03)	(0.23)	(0.28)	(1.27)	(4.00)	(3.27)
Discontinued operations	0.01	0.05	0.02	1.08	3.44	3.63
	(0.02)	(0.18)	(0.26)	(0.19)	(0.56)	0.36
Diluted
Continuing operations	(0.03)	(0.23)	(0.28)	(1.27)	(4.00)	(3.27)
Discontinued operations	0.01	0.05	0.02	1.08	3.44	3.63
	(0.02)	(0.18)	(0.26)	(0.19)	(0.56)	0.36

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

RISKS RELATED TO OUR BUSINESS

We have made significant changes to our business model, and our new business model may not be successful.

We have undergone a strategic shift which involves growing our new internet-based businesses and ceasing our legacy commercial vehicle sales, leasing and support business. Our first two internet-based businesses, the CeraVest and CeraPay lending platforms, were launched at the end of 2014. Since then we have launched three ecommerce platforms: TruShip in October 2015; AutoChekk in March 2016 and PingPing in July 2016. We are also in the process of developing and launching additional internet-based businesses. There is no guarantee that our new businesses will be successful or profitable, or that they will provide an equal or greater return on investment as compared to the businesses we are winding down. For more description of our new business model, please see “Item 4. Information on our Company – B. Business Overview.

We have a limited operating history in China’s internet-based financial services industry, which is itself an emerging and evolving industry, making it difficult to evaluate our future prospects.

China’s internet-based financial services industry is relatively new and may not develop as expected. As a new industry, there is limited public information about comparable companies available for potential investors to review in making a decision about whether to invest in our company. In addition, borrowers may not view online peer-to-peer lending obligations facilitated on our platform as having the same consequences of default as other credit obligations arising under more traditional loans provided by banks or other commercial financial institutions. Any default on borrowers' payment obligations may adversely affect investors' confidence in the loan products on our online marketplace, which may lead to less available loan capital. If our market does not develop as we expect, if we fail to educate potential customers and funding sources about the value of our platforms and services, or if we fail to address the needs of our target customers, our reputation, business and results of operations will be materially and adversely affected.

We have a limited operating history in the internet-based financial services industry. It is difficult to effectively assess our future prospects. There are many risks and challenges we are subject to including, but not limited to:

●
Transitioning to new business models;
●
Navigating an evolving regulatory environment;
●
Achieving and maintaining profitability and margins;
●
Attracting, training and retaining qualified personnel;
●
Broadening our product offering;
●
Maintaining adequate control over our costs and expenses;
●
Maintaining the security of our platforms and the confidentiality of the information provided and utilized across our platforms;
●
Managing credit risk in our portfolio of loans; and
●
Responding to competitive and changing market conditions.

If we are unsuccessful in addressing any of the above risks, our business may be materially and adversely affected.

Our new internet-based business may incur net losses in the future.

Our revenues of legacy commercial vehicle sales, leasing and support business have declined as a result of our strategic shift towards internet-based businesses. As we continue to grow and expand our business, our operating expenses may increase in the future. Our strategies include, among others, attracting new and potential borrowers and investors, upgrading and developing our technologies, enhancing our risk management system and launching new loan products and services on our marketplace, each or all of which may incur more expenses than we anticipate. Our revenue growth may be insufficient to offset these expenses and therefore result in net losses. We cannot assure you that our new internet-based businesses will be able to generate sufficient revenues to generate net income in the future.

We may not be able to maintain the growth rate we have experienced in recent years and may not be able to manage our growth effectively.

We may not be able to maintain the growth that we have experienced since 2014, or continue to experience growth at all, in the volume of loans facilitated on our online marketplace and the number of users, including borrowers and investors. As we have a limited operating history and our business has rapidly grown and changed in recent years, our past financial performance may not be a sound basis on which to evaluate our business prospects and future financial performance. In addition, our new businesses are still in the early stages of development, and we operate in a competitive and uncertain environment with many risks, challenges, unforeseeable expenses, difficulties, delays and complications, including, among others, the PRC regulatory landscape. If we are unsuccessful in addressing any of the following risks, uncertainties and challenges, we may be unable to rapidly scale our business and manage our growth:

●
navigating an opaque regulatory and competitive environment;
●
attracting new and retaining repeat borrowers and investors that use our marketplace;
●
increasing the volume of loans through our marketplace and the associated service fees that we receive;
●
increasing our market share and introducing new loan and investment products and services;
●
fostering a healthy traffic of loan transactions by boosting and balancing demand and supply on our marketplace;
●
developing and upgrading our credit assessment systems to enhance our risk management capabilities and increase the effectiveness and convenience of the system;
●
maintaining and scaling our online marketplace and updating our mobile application system to enhance operational efficiency;
●
enhancing the infrastructure for our technology to support the growth of our business;
●
optimizing use of human and technology resources;
●
effectively maintaining and scaling our financial and risk management controls and procedures;
●
managing and controlling the expenses incurred by a growing publicly traded company, including but not limited to legal, accounting and other compliance costs;
●
constantly monitoring and upgrading the security of our systems and protecting the confidential information we have gathered;
●
minimizing risks of litigation, regulatory and administrative proceedings, claims of intellectual property infringement, privacy infringement and other claims; and
●
attracting, utilizing and retaining qualified management members and employees.

If our online lending services are deemed to violate any PRC laws or regulations governing the online lending industry in China, our business, financial condition and results of operations would be materially and adversely affected.

Due to the relatively short history of the online lending industry in China, the PRC government has yet to establish a comprehensive regulatory framework governing our industry. Before any industry-specific regulations were introduced in mid-2015, the PRC government relied on general and basic laws and regulations for governing the online lending industry, including the PRC Contract Law and related judicial interpretations promulgated by the Supreme People's Court.

Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the online lending industry, including, among others, the Guidelines on Promoting the Healthy Development of the Internet Finance Industry, or the Internet Finance Guidelines, the Interim Measures for Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures, the Guidelines on Online Lending Funds Custodian Business, or the Custodian Guidelines, and the Guidelines on Information Disclosure of Business Activities by Online Lending Information Intermediaries, or the Disclosure Guidelines. See "Regulation—Regulations Relating to Online Lending Services."

According to the Interim Measures, the online lending information intermediaries may not engage in certain activities, including, among others, (i) fund-raising for the online lending information intermediaries themselves, (ii) holding investors' funds or setting up capital pools with investors' fund, (iii) providing security or guarantees to investors as to the principals and returns of the investment, (iv) issuing or selling any wealth management products, (v) splitting the terms of any financing project, (vi) securitization, (vii) promoting its financing project on physical premises, and (viii) equity crowd-funding. The Interim Measures also imposed certain other requirements on the online lending information intermediaries, including, among others:

●
Record-Filing. The Interim Measures introduced a record-filing and licensing regime, which requires the online lending information intermediaries to register with the local financial regulatory authority. In November 2016, the China Banking Regulatory Commission, or the CBRC, the Ministry of Industry and Information Technology, or the MIIT, and the General Office of the State Administration for Industry and Commerce, jointly issued the Guidelines on Administration of Record-filings of Online Lending Information Intermediaries, which provides general filing rules for online lending information intermediaries, and authorizes local financial regulators to make detailed implementation rules regarding filing procedures according to their local practices. Since 2017, the local financial regulators have been conducting thorough investigations and inspections of online lending information intermediaries and require a rectification if any illegality is discovered, and only after local financing regulators have completed their investigation and examination on us, we may be permitted to submit a filing application. We are currently working with local regulators to assist their evaluation and auditing of our lending platforms as well as cooperating with any requested compliance related changes. As the Hebei local financial regulatory authorities are still in the process of drafting detailed implementation rules, we cannot assure you that, once submitted, our application will be accepted by the relevant government authorities. See "Regulation—Regulations Relating to Online Lending Services—Regulations on Record-filings of Online Lending Information Intermediary."

●
Value-Added Telecommunications Business License. The Interim Measures require the online lending information intermediaries to apply for telecommunication business operating licenses pursuant to the relevant provisions of the competent authorities of communications. Our online lending platform, operated by Qingyi Techonology, a subsidiary of our consolidated variable interest entities, may be deemed to be providing commercial internet information services, which would require Qingyi Technology to obtain an ICP License. An ICP License is a value-added telecommunications business license required for provision of commercial internet information services. Although Qingyi Technology has obtained an ICP License as a commercial internet information provider, there is uncertainty as to which type of license is required for online lending information intermediaries as the detailed provision for such telecommunication business operating licenses has not been published. Furthermore, as we are providing mobile applications to mobile device users, it is uncertain if Qingyi Technology will be required to obtain a separate operating license in addition to the ICP License. Although we believe that not obtaining such separate license is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future. See "Regulation—Regulations Relating to Internet-based Services—Regulations on Value-Added Telecommunication Services."

●
Custody of Funds. The Interim Measures require the online lending information intermediaries to set up custody accounts with qualified banks to hold customer funds. We have entered into an agreement with XWBank, under which the bank provides custodian services for funds of customers and investors and we implemented the custodian system on March 20, 2018. However, as we did not implement the custody program for customer funds by the rectification period deadline of August 2017, we may be deemed to be noncompliant with the Custodian Guidelines. Though the Hebei financial regulatory department has not penalized us or issued any warning for failing to become fully compliant within the 6-month rectification period of the Custodian Guidelines, we cannot assure you that the relevant regulatory authorities will not impose sanctions on us for failing to comply within the rectification period. Moreover, the Notice on Rectification and Inspection Acceptance of Risk of Online Lending Information Intermediaries, or Circular 57, issued by the Online Lending Rectification Office on December 8, 2017, requires the online lending information intermediaries to set up custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the Online Lending Rectification Office. If XWBank fails such testing and evaluation procedures, we may have to seek an alternative custodian bank other than these banks to satisfy the relevant regulatory requirement, which may materially affect our rectification progress and record-filing application, which in turn may materially and adversely affect our business. See "Regulation—Regulations Relating to Online Lending Services—Regulations on Custody of Funds of Online Lending Information Intermediaries."

●
Discontinuation of Risk Reserve Fund. The Interim Measures prohibit the online lending information intermediaries from providing any security interest or guarantee to investors on the principal or return of their investments, and Circular 57 requires the online lending information intermediaries to discontinue to set aside additional fund as risk reserve funds or originate new risk reserve funds. In addition, the existing balance of risk reserve funds shall be gradually reduced. Currently, we are operating a “security deposit program”, under which the loans facilitated through our online lending platform is guaranteed by the SMBs and 5.0 - 8.0% of the principal balance of the loan is remitted to us as a security deposit. Though we don’t consider our security deposit program as a type of risk reserve fund prohibited under Circular 57, if the relevant regulatory departments think otherwise, we may have to discontinue operating our security deposit program. Also, in order to provide liquidity for investors seeking to transfer their loans on the secondary market, we may use our own capital to purchase loans and act as a market maker when demand from other investors are unable to meet the supply of secondary loan transfers. Though we don’t consider this practice to be providing guarantees to investors on principal and interest, if the relevant regulatory departments think otherwise, we may have to discontinue our market making practice. The discontinuation of our security deposit program or market making activities may materially and adversely affect our business.

●
Prohibition of Physical Promotion Activities. The Interim Measures prohibit the online lending information intermediaries from promoting their financing projects on physical premises. Currently, we acquire our borrowers almost entirely from our nationwide physical sales network, and we have a broad physical presence facilitates our sales, marketing and service efforts with our target customers who are mostly in smaller cities and rural areas that are not easily reached through online advertising and our other media channels. Although we don’t consider our physical promotion activities as falling into such activities prohibited by the Interim Measures as our promotion activities are focusing on our branding instead of focusing on any specific financing project, if the relevant regulatory departments think otherwise, we may have to discontinue or rectify our current physical promotion activities, which may have a material adverse effect on our business.

●
Limitations to Balance of Loans. The Interim Measures require that the balance of loans borrowed by a natural person shall not exceed RMB200,000 (US$30,608) on a single online lending information intermediary and not exceed RMB1 million (US$153,041) in total on all online lending information intermediaries in the PRC, while the balance of loans borrowed by a legal person or organization shall not exceed RMB1 million (US$153,041) on a single online lending information intermediary and not exceed RMB5 million (US$765,205) in total on all online lending information intermediaries in the PRC. We currently do not offer loans to the same individual in an aggregate amount exceeding RMB200,000 (US$30,608) nor do we offer loans to the same company in an aggregate amount exceeding RMB1 million (US$153,041). However, we have outstanding loans totaling to RMB1.8 million issued to three customers that exceed these limits and will take some time to wind down or restructure in order to be fully in compliance. Moreover, due to the lack of an industry-wide information sharing arrangement, there can be no assurance that the aggregate amount borrowed by a same natural person or a same legal person/organization through our platform and other online lending information intermediaries does not exceed the RMB1 million (US$153,041) or RMB5 million (US$765,205) borrowing limit set out by the Interim Measures, respectively.

●
Anti-Money Laundering. The Interim Measures require the online lending information intermediaries to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of internet finance service providers. We have adopted various policies and procedures, such as internal controls and "know-your-customer" procedures, for anti-money laundering purposes. We cannot assure you that the anti-money laundering policies and procedures we have adopted will be effective in protecting our marketplace from being exploited for money laundering purposes or will be deemed to be in compliance with applicable anti-money laundering implementing rules if and when adopted. In addition, we rely on third-party service providers, in particular our custody bank and third party payment providers that handle the transfer of funds between borrowers and lenders, to have their own appropriate anti-money laundering policies and procedures. Custody banks and third party payment providers are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. If any of our third-party service provides fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.

To comply with existing laws, regulations, rules and governmental policies relating to the online lending industry, we have implemented and will continue to implement various policies and procedures to conduct our business and operations, including, among others:

●
we do not use capital from Qingyi Technology, the operator of our online lending platform, to invest in loans facilitated through our online marketplace;
●
we do not commit to provide guarantees to investors under any agreement for the full return of loan principal and interest;
●
we have entered into an agreement with XWBank, under which the bank provides custodian services for funds of customers and investors, and we implemented the custodian system on March 20, 2018;
●
we have obtained the ICP license for www.qingyidai.com from the relevant local counterpart for operating telecommunication services;
●
we disclose on our website, to the best of our ability, all relevant information to investors and borrowers, such as disclosure to borrowers regarding interest rates, payment schedule, service fees, and other charges and penalties; and
●
we are making a concerted effort to maintain the security of our platform and the confidentiality of the information provided and utilized across our platform.

Due to the lack of detailed rules from regulatory authorities and the fact that the rules, laws and regulations are expected to continue to evolve in this newly emerging industry, we cannot be certain that our existing practices would not be deemed to violate any existing or future rules, laws and regulations. In particular, we cannot rule out the possibility that some of the services we provide to investors, such as portfolio investment, might be viewed as not being in full compliance. As of the date of this Annual Report, we have never been subject to any material fines or other penalties under any PRC laws or regulations, including those governing the online lending industry in China. However, to the extent that we are not able to fully comply with any existing or new regulations when they are promulgated, our business, financial condition and results of operations may be materially and adversely affected.

If our online lending services are considered by PRC regulatory authorities as providing direct loans to the customers, we may have to obtain the relevant approval for such lending business, and the failure to obtain such approval may have a material adverse effect on our business.

In December 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office in the PRC jointly issued the Notice on Regulating and Rectifying "Cash Loan" Business, or the Circular 141, outlining general requirements on the "cash loan" business conducted by online microcredit companies, banking financial institutions and online lending information intermediaries. Circular 141 specifies that no organizations or individuals may conduct the lending business without obtaining approvals for the lending business.

Different from our CeraVest product, which is an online lending information intermediary and does not conduct the direct lending business, our CeraPay product is an online credit transaction platform and has features similar to traditional credit cards, which allows its users to make purchases at participating merchants on credit. If our CeraPay platform is considered to be a direct lending business, we may have to obtain a necessary permit for such business. Also, our subsidiaries that participate in market making loan purchases on the CeraVest platform might also be considered to be a direct lending business and would require a permit.

Over the course of 2017, in order to wind-down the outstanding loan balances of several large corporate borrowers to be in compliance with online lending regulations, the Company restructured these loans with new loans from the Ganglian Leasing entity. Currently, the outstanding balance of the loans issued by Ganglian is RMB788 million. Give the large outstanding loan balance, if Ganglian is considered to be directly lending to these borrowers, we may have to obtain a lending permit as well for Ganglian.

If we are required to obtain a “microcredit approval” and establish an online microcredit company just like many other industry peers have done for their direct online lending businesses, we may encounter substantial obstacles, as Circular 141 requires the relevant regulatory authorities to suspend the approval of the establishment of online microcredit companies and the approval of any microcredit business conducted across provincial jurisdictions. The failure to obtain such approval or permit may have a material adverse effect on our business as we believe the CeraPay is our primary profit driver. See "Regulation—Regulations Relating to Online Lending Services—Regulations on Cash Loans" and "Regulation—Regulations Relating to Online Lending Services—Regulations on Microcredit Companies."

Limited liquidity for the loans on our marketplace may adversely affect the appeal of our marketplace to investors.

The loan products we facilitate on our marketplace are designed specifically for our marketplace. Transactions for our loan products are only permitted on our marketplace. We operate a secondary loan market on our platform where investors can transfer the loans they hold to other investors before the loans reach maturity. To facilitate the assignment of the loans, the template loan agreement applicable to the lenders and borrowers on our platform specifically provides that a lender has the right to assign his/her rights under the loan agreement to any third parties and the borrower agrees to such assignment. However, Notice 57 only permits low-frequency debt transfers between the lender and the borrower. Though there is no clear explanation of low-frequency debt transfers, our secondary loan market may consider our secondary loan products to be non-compliant, which may cause us to modify our products, which may have a material adverse effect on our financial condition and results of operations.

In addition, in order to provide flexible liquidity for investors seeking to transfer their loans on the secondary market, we may use our own capital under a separate subsidiary to provide liquidity and act as a market maker when demand from other investors are unable to meet the supply of secondary loan transfers. We may not always have enough capital to provide liquidity to investors seeking to transfer. Such action as a market maker may be deemed non-compliant with online lending regulations and we may be ordered to stop these market-making activities by financial regulators.

If investors cannot transfer their loans or exit with as much flexibility as they desire, they may lose interest in our online marketplace and may not invest as much on our platform, or at all.

The transaction fees we charge borrowers and merchants may decline in the future and any material decrease in such fees could have a material adverse effect on our business, financial condition and results of operations.

We generate a substantial majority of our total revenues from facilitation fees we charge borrowers and the service charges we charge merchants. In the year ended December 31, 2017, transaction fees comprised 42.3% of our total revenues. Any material decrease in our transaction fees would have a substantial impact on our margin. In the event that the amount of transaction fees we charge for loan facilitation and credit transactions decrease significantly in the future and we are not able to reduce our cost of capital for funds from our marketplace investors or to adopt any cost control initiatives, our business, financial condition and results of operations will be harmed.

To compete effectively, the transaction fees we charge borrowers and merchants could be affected by a variety of factors, including the creditworthiness and ability to repay of the borrowers, the competitive landscape of our industry, our access to capital and regulatory requirements. Our transaction fees may also be affected by a change over time in the mix of the types of products we offer and a change to our borrower engagement initiatives. Our competitors may also offer more attractive fees, which may require us to reduce our fees to compete effectively. Certain financing solutions offered by traditional financial institutions may provide lower fees than our transaction fees. Although we do not believe there are many financing solutions that currently compete with our products or target the same unserved or underserved borrowers in China, such traditional financial institutions may decide to do so in the future, which may have a material adverse effect as to the financing service fees that we will be able to charge. Furthermore, as our borrowers establish their credit profile over time, they may qualify for and seek out other competing financing solutions with lower fees, including those offered by traditional financial institutions offline, and we may need to adjust our transaction fees to retain such borrowers.

In addition, our transaction fees are sensitive to many macroeconomic factors beyond our control, such as inflation, recession, the state of the credit markets, changes in market interest rates, global economic disruptions, unemployment and fiscal and monetary policies. Our transaction fees, to the extent they are fully or partially deemed as interest, may also be subject to the restrictions on interest rate as specified in applicable rules on private lending. Our online lending platforms are required by applicable law to comply with the 36% limit on annualized interest rate set forth in the Private Lending Judicial Interpretations. Loans funded under arrangements involving licensed financial institutions, such as banks, the consumer finance company and the trust companies, are not private lending transactions within the meaning of the Private Lending Judicial Interpretations. Moreover, Circular 141 requires that (i) the aggregated borrowing costs of borrowers charged by institutions in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations; and (ii) the online lending information intermediaries are not permitted to deduct interest, handling fee, management fee or deposit from the principal of loans provided to the borrowers in advance.

The effective annual percentage rate for our term loans currently ranges from 14.1% to 20.8%, which comprises a nominal interest rate and a loan facilitation fee we charge borrowers and also takes into account the effect of the security deposit that we deduct in advance. The interest rate component, which is stipulated in the loan agreements, does not and is not expected to exceed the mandatory limit for loan interest rates. However, to deter borrowers from submitting later payments, we do contractually charge high late fees of 10% one time and 0.1% daily, and these fees combined on delinquent accounts would far exceed the limit of 36%. In practice, we often forgive or reduce these late fees if the borrower is cooperative in negotiating a repayment schedule. In addition, we currently deduct the loan facilitation fee and certain deposit in advance from the principal, which is not in compliance with such requirements imposed by Circular 141. We will re-examine our fee policies and make the necessary changes as required by the local financial regulators. As transaction fees historically accounted for a substantial majority of our revenue, any material reduction in the amount of transaction fees we charge borrowers could have a material adverse effect on our business, financial condition and results of operations.

Our business depends on our ability to collect payment on and service the loans we facilitate.

Our collection process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. For example, automatic reminders through text are sent to a delinquent borrower as soon as the account becomes overdue. Our collection team will also make phone calls to borrowers or conduct in-person visits following missed payments and periodically thereafter. During fiscal years 2015, 2016 and 2017, we recovered RMB0.9 million (US$0.1 million), RMB7.4 million (US$1.1 million) and RMB7.8 million (US$1.2 million), respectively, of principal and penalty fees of loans that were more than 90 calendar days past due.

Despite our servicing and collection efforts, we cannot assure you that we will be able to collect payments on the loans we facilitate as expected. If borrowers default on their payment obligations, investors that purchased these loans from our marketplace may suffer losses and thus result in damage to our brand and reputation. Therefore, our failure to collect payment on the loans will have a material adverse effect on our business operations and financial positions. In addition, we aim to control bad debts by utilizing and enhancing our credit assessment system rather than relying on collection efforts to maintain healthy credit performances. As such, our collection team may not possess adequate resources and manpower to collect payment on and service the loans we facilitated. As the amount of loans facilitated by us increases in the future, we may devote additional resources into our collection efforts. However, there can be no assurance that we would be able to utilize such additional resources in a cost-efficient manner.

Moreover, the current regulatory regime for debt collection in the PRC remains unclear. Although we aim to ensure our collection efforts comply with the relevant laws and regulations in the PRC and we have established strict internal policies that our collections personnel do not engage in overly aggressive practices, we cannot assure you that such personnel will not engage in any misconduct as part of their collection efforts. Any such misconduct by our collection personnel or the perception that our collection practices are considered to be overly aggressive and not in compliance with the relevant laws and regulations in the PRC may result in (i) harm to our reputation and business, which could further reduce our ability to collect payments from borrowers, (ii) a decrease in the willingness of prospective borrowers to apply for and utilize our credit or (iii) fines and penalties imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.

If we are unable to maintain or increase the volume of loan transactions facilitated on our marketplace or if we are unable to attract new borrowers or investors, or retain existing borrowers or investors, our business and results of operations will be adversely affected.

We have experienced considerable growth in the volume of loan transactions facilitated on our marketplace. To continue to grow our business, we must continue to increase the volume of loan transactions on our marketplace by retaining existing borrowers and attracting a large number of new borrowers who meet our qualifications, along with and new and existing investors willing to invest in these loans.

Furthermore, if there are insufficient qualified loan requests, investors may be unable to deploy their capital in a timely or efficient manner and may seek other investment opportunities. If there are insufficient investor commitments, borrowers may be unable to obtain capital through our marketplace and may turn to other sources for their borrowing needs and investors who wish to transfer their investments prior to maturity may not be able to do so in a timely manner.

Our overall transaction volume may be affected by several factors, including our brand recognition and reputation, the interest rates offered to borrowers and investors relative to market rates, the effectiveness of our risk control, the repayment rate of borrowers on our marketplace, the efficiency of our platform, the macroeconomic environment and other factors. In connection with the introduction of new products or in response to general economic conditions, we may also impose more stringent borrower qualifications to ensure the quality of loans on our platform, which may negatively affect the growth of loan volume. If any of our current user acquisition channels becomes less effective, if we are unable to continue to use any of these channels or if we are not successful in using new channels, we may not be able to attract new borrowers and investors in a cost-effective manner or convert potential borrowers and investors into active borrowers and investors, and may even lose our existing borrowers and investors to our competitors. If we are unable to attract qualified borrowers and sufficient investor commitments or if borrowers and investors do not continue to participate in our marketplace at the current rates, we might be unable to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected.

We may not be able to completely prevent fraudulent activity on our marketplace, which may have a material adverse effect on our brand, reputation, business and results of operations.

Fraudulent activity on our online marketplace, including organized fraud schemes and criminals fraudulently inducing investors to lend capital, could lead to regulatory intervention, cause material damage to our brand, reputation and market share, and require us to take extra anti-fraud measures. The occurrence of fraudulent activity will cause us to incur costs and divert management attention, affecting our business and results of operations. We cannot assure you that we will not experience any fraudulent activities in the future that may cause harm to our business or reputation. We believe our risk management system has stringent controls and checks in place to minimize the incidence of fraud on our marketplace. However, we have limited resources and our technology and our risk management system may not be able to completely prevent and detect all potential fraudulent activities.

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

Any harm to our brand or reputation or any damage to the reputation of the online lending industry may materially and adversely affect our business and results of operations.

Any malicious or innocent negative allegation made by the media or other parties about our company, including but not limited to our management, business, compliance with law, financial conditions or prospects, whether with merit or not, could severely hurt our reputation and harm our business and operating results.

As the market for online lending in China is new and the regulatory framework for this market is also evolving, negative publicity about this industry has and may arise from time to time. Negative publicity about China’s online lending industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities.

Furthermore, certain factors that may adversely affect our reputation are beyond our control, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with potential borrowers and investors, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. We could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with borrowers and investors through our internet-based finance platforms is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers and investors, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability.

We may not be able to attract sufficient loan capital from our investors to meet the demands of the borrowers on our marketplace.

Our online lending business involves the matching of borrowers and investors through our marketplace. The growth and success of our future operations depend on the availability of adequate lending capital to meet borrower demand for loans on our marketplace. In order to maintain the requisite level of funding for the loans facilitated on our marketplace to meet borrower demand, we may need to optimize the investor composition of our marketplace to include more investors generally and also a certain number of institutional investors, which usually invest larger amounts compared to individual investors. To the extent there is an insufficient number of investors willing to accept the risk of default posed by potential borrowers, our marketplace will be unable to fulfil all of the loan requests. If adequate funds are not available to meet borrowers' demand for loans when they arise, the volume of loans facilitated on our marketplace may be significantly impacted. To the extent that it is necessary to obtain additional lending capital from investors, such lending capital may not be available to our marketplace on acceptable terms, or at all. If our marketplace is unable to provide potential borrowers with loans or fund the loans on a timely basis due to insufficient lending capital on our marketplace, we may experience a loss of market share or slower than expected growth, which would harm our business, financial condition and results of operations.

Fluctuations in interest rates could negatively affect our business.

The profitability of our business depends on the interest rates at which our customers are willing to borrow. If we fail to respond to the fluctuations in market interest rates in a timely manner and reprice our loan products, our loan products may become less attractive to our customers. For example, in a falling interest rate environment, potential customers may seek lower priced loans from other channels if we do not lower the interest rates on our loan products. Similarly, if we fail to respond to fluctuations in market interest rates in a timely manner and reprice our investment products, our investment products may lose competitiveness. For example, in a rising interest rate environment, potential investors may seek higher return investments from other channels if we do not increase the return on our investment products. Moreover, if we are unable to reprice our loan products and investment products correspondingly, the spreads between the interest rates on our loan products and the interest rates on our investment products may be reduced, and our profitability may be adversely affected.

If the loan and investment products and services in our present portfolio and future pipeline are insufficiently attractive to our customers, become obsolete or they fail to satisfy the demands of borrowers or investors, our business and results of operations will be materially affected.

We intend to expand our product offering to borrowers to cater to their different financing needs. We also intend to expand our investor service offerings to meet the different needs of investors and offer different risk-based returns. Loan and investment products and services require significant expense and resources to develop, acquire, and market. They also may not receive sufficient market acceptance for a variety of reasons:

(i)
our estimate of market demand may not be accurate, such that we may not be able to launch products and services to align with and meet specific market demands, or there may not be sufficient market demand for the loan products and services;

(ii)
changes on our marketplace, including the introduction of new platform services and mobile application functions, may not be favorable to existing users;
(iii)
defects, errors or failures on our marketplace;
(iv)
any negative publicity or news about our loan or investment products on our marketplace;
(v)
delays in launching the new loan or investment products or services; and
(vi)
competing loan or investment products and services by our competitors.

If the products in our present portfolio and future pipeline do not attain sufficient market acceptance, become obsolete or otherwise fail to satisfy the demands of borrowers and investors, we may be unable to compete in the intense online lending industry and our target market. Our market share may decline and negatively affect our business and results of operations.

Our risk management system comprising our policy framework, credit assessment and fraud detection technology and protocols may not be adequate and may adversely affect the reliability of our marketplace, and in turn damage our reputation, business and results of operations.

The success of our online marketplace relies heavily on our ability to detect, assess and control credit risk, and therefore to prevent fraud. We have stringent risk management protocols in place to effectively assess borrower applicants' credit risk to prevent fraud and minimize the risk of non-payment. After we receive a loan or credit line application we request for the borrower applicant's personal information supported by documentation, and we verify the information against public information and data provided by third-party suppliers. In order to prevent fraud and assess the creditworthiness of each borrower, we conduct physical interviews that are recorded and enhanced due diligence procedures, as needed, to verify the borrower applicant's information and his or her intent. Any suspicious applications would be denied for a loan and blacklisted in our databases.

The information and data we use may not be sufficient to allow us to adequately capture a borrower applicant's credit risk. Such information and data include, among others, demographic information, credit history with us and with other financial institutions, and employment information and blacklists maintained by other forums and organizations. We constantly update and optimize our risk management system but the system may have loopholes or defects which may prevent us from effectively identifying risks, or the data provided may be inaccurate or stale or insufficient, such that we may misjudge the risk and misalign the risk profile and loan price. The information may also not be sufficient for prediction of future non-payment. Such risks and errors may erode investor confidence in our marketplace and therefore harm our reputation and adversely affect our business and results of operations.

Since we sometimes act as a market maker on our lending platforms, we are therefore subject to the credit risk of our customers when we purchase loans from the secondary market. We use various methods to screen potential customers and establish appropriate credit limits, but these methods cannot eliminate all potential credit risks and may not always prevent us from approving customer applications that are not credit worthy or are fraudulently completed. Changes in our industry and customer demand may result in periodic increases to customer credit limits and spending and, as a result, could lead to increased credit losses. We may also fail to detect changes to the credit risk of customers over time. Further, during a declining economic environment, we experience increased customer defaults and preference claims by bankrupt customers. If we fail to adequately manage our credit risks, our bad debt expense could be significantly higher than historic levels and adversely affect our business, operating results and financial condition. If a significant number of customers fail to make payments when due, we may not be able to fully recover the outstanding principal of loans we make, which could significantly affect our profitability. In addition, under such a scenario, if we are unable to purchase defaulting loans from investors and investors suffer losses, he or she may lose confidence in our online marketplace. As a result, our reputation may be harmed and we may not be able to attract and retain investors to participate in our marketplace.

If any of the primary information provided by borrowers and data obtained from third-party external sources we use for credit and risk assessment is inaccurate or fraudulently provided, our assessment may not sufficiently capture the credit risk of the loan.

Borrowers supply a variety of information that is included in the listings of loans on our marketplace. We do not verify all the information we receive from borrowers, and such information may be inaccurate or incomplete. For example, we often do not verify a borrower's home ownership status or intended use of loan proceeds. Although we do take steps to ensure a borrower uses loan proceeds for specified purposes, it is possible that we are unable to detect all instances where a borrower may use loan proceeds for other purposes that may involve increased risk than as originally provided. Moreover, investors do not, and will not, have access to detailed financial information about borrowers. If investors invest in loans through our marketplace based on information supplied by borrowers that is inaccurate, misleading or incomplete, those investors may not receive their expected returns and our reputation may be harmed. Moreover, inaccurate, misleading or incomplete borrower information could also potentially subject us to liability as an intermediary under the PRC Contract Law. See "Regulation—Regulations Relating to Online Lending Services—Regulations on Private Loans."

Due to the lack of a nationwide centralized credit reporting system in China, we have had to rely on our own data collection efforts to gather as much relevant credit information about borrower applicants as possible. We collect third-party data from and cross-check information gathered against the People's Bank of China, or the PBOC credit reporting platforms, credit bureaus, data vendors, and big data analytics companies. If the data points used in our credit assessment are inaccurate, incomplete or outdated, as we do not have the means to verify the third party data we obtain, the outcome may not accurately reflect the credit risk of the borrower. This could adversely affect the effectiveness of our control over our default rates, which could in turn harm our reputation and materially and adversely affect our business, financial condition and results of operations.

We rely on our information technology, billing and credit control systems, and any problems with these systems could interrupt our operations, resulting in reduced cash flow.

Our business cannot be managed effectively without our integrated information technology system. Accordingly, we run various “real time” integrated information technology management systems for our financing business.

In addition, sophisticated billing and credit control systems are critical to our ability to increase revenue streams, avoid revenue loss and potential credit problems, and bill customers in a proper and timely manner. If adequate billing and credit control systems and programs are unavailable, or if upgrades are delayed or not introduced in a timely manner, or if we are unable to integrate such systems and software programs into our billing and credit systems, we may experience delayed billing, which may negatively affect our cash flow and the results of operations.

In case of a failure of our data storage system, we may lose critical operational or billing data or important email correspondence with our customers and suppliers. Any such data stored in the core data center may be lost if there is a lapse or failure of the disaster recovery system in backing up these data, or if the periodic offline backup is insufficient in frequency or scope, which may result in reduced cash flow and reduced revenues.

Any significant disruption in service on our platform or in our computer systems, including events beyond our control, could prevent us from processing payments or posting loans on our marketplace, reduce the attractiveness of our online products and result in a loss of users.

In the event of an outage affecting our internet-based businesses and physical data loss, our ability to perform our servicing obligations, process payments, process applications or make loans available to investors would be materially and adversely affected. The satisfactory performance, reliability and availability of our platforms and our underlying network infrastructure are critical to our operations, customer service, reputation and our ability to retain existing and attract new borrowers and investors. Although all of our customer-facing services are hosted on Microsoft Azure cloud servers and we periodically make backups to servers located at our offices in Beijing and Shijiazhuang, some internal systems are hosted on servers at our headquarters in Shijiazhuang, and an outage there would disrupt our operations. Our operations depend on our ability and our service provider’s ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to the Microsoft Azure cloud infrastructure or our offices in Shijiazhuang and Beijing, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities.

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

Our internet-based businesses and internal systems rely on software that is highly technical and requires maintenance and constant updates, and if it contains undetected errors or bugs, our business could be adversely affected.

Our internet-based businesses and internal systems rely on software that is highly technical and complex. For example, our lending platforms and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for our customers, delay introductions of new features or enhancements, result in errors or compromise our ability to protect customer data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of customers or liability for damages, any of which could adversely affect our business, financial condition and results of operations.

A security breach or malicious attack by way of hacking, cyber-attacks, infiltration of computer viruses, or physical or e-sabotage, could damage our reputation, expose us to the risks of litigation and liability, disrupt our business or otherwise harm our results of operations.

We are an attractive target for cyber-attacks by criminals seeking to gain access to our confidential and valuable information collected from borrowers and investors. We and our third-party system security service providers take measures to prevent such attacks and protect our databases of confidential information, but these measures may be breached accidentally or maliciously by unauthorized access. For example, we have experienced Distributed Denial of Service (DDoS) attacks in the past that have temporarily caused us to suspend the service of our websites while we defend against attacks. If confidential information about our users and our offline cooperation partner were stolen and used for criminal purposes, we could be exposed to liability for loss of information and be subject to time-consuming and expensive litigation and negative publicity. In addition, the Administrative Measures for the Security of the International Network of Computer Information Network, effective on December 30, 1997 and amended on January 8, 2011, requires us to report any data or security breaches to the local offices of the PRC Ministry of Public Security within 24 hours of any such breach. The Cybersecurity Law requires that when we discover that our network products or services are subject to risks such as security defects or bugs, we shall take remedial measures immediately, including but not limited to, informing users of the specific risks and reporting such risks to the relevant competent departments. Technologies employed by hackers constantly evolve, so that the security measures and our third-party system security service providers may not be able to fully anticipate attacks and implement necessary prevention measures, or do so in sufficient time. Any security breach, whether actual or perceived, would harm our reputation, and could cause us to lose borrowers, investors and our offline cooperation partner and adversely affect our business and results of operations. Our relationships with our users and our offline cooperation partner may be harmed, negatively affecting our business and credibility of our marketplace.

We do not prohibit borrowers from incurring other debt or impose financial covenants on borrowers during the term of their loans, which could increase the risk of non-payment on these loans.

Subsequent to our credit assessment, a borrower applicant may (i) become delinquent in payment obligations; (ii) default on a pre-existing debt obligation; (iii) commit to further indebtedness; and/or (iv) experience events bringing about adverse financial effects.

We do not prohibit our borrowers from incurring additional indebtedness, nor do we impose any financial covenants on the borrowers during the terms of their loans. Further, we have no means to independently determine whether a borrower applicant has outstanding loans on other online lending marketplaces. We are faced with the risk that borrowers borrow money from our platform to pay off loans on other lending marketplaces, creating a snowball effect of debt. Any additional indebtedness may impair the borrower's ability to observe his or her payment obligations on the loan product we facilitated, and therefore adversely affect the relevant investor's returns. If a borrower becomes insolvent or bankrupt or otherwise run into financial distress, any unsecured loan (including those obtained through our marketplace) will rank pari passu to each other, leaving delinquent borrowers to prioritize among creditors at his or her discretion, and our investors may suffer losses as a result. For secured loans, the ability of other secured investors to exercise remedies against the assets of the borrower may impair the borrower's ability to repay the loan to our investor. As a result, investors may lose their confidence in us and our reputation and business may be adversely affected.

Our borrowers acquired from referrals may take legal action against us based on representations made by our franchise stores or third parties, which may result in costly claims and disrupt our business.

Some borrowers and investors may be attracted to our marketplace after reviewing information provided by our franchise stores or third party partners. We do not review or approve any information provided by our franchise stores or third party partners and, while we do not believe we would have liability for such information, it is possible that an unsatisfied borrower or investor could bring claims against us based on any inaccurate information or representations made by our franchise stores or other third party partners. Such claims could be costly and time-consuming to defend and would distract management's attention and create negative publicity, which could adversely affect our reputation and business operations.

If we cannot continue to maintain relationships with third-party service providers, or if increases in fees are incurred by third-party service providers, our profitability could be adversely affected.

Our relationships with various third parties are integral to the smooth operation of our business and marketplace. Most of our agreements with third-party service providers are non-exclusive and do not prohibit third-party service providers from working with our competitors or from offering competing services. If our relationships with third-party service providers deteriorate or third-party service providers decide to terminate our respective business relationships for any reason, such as to work with our competitors on more exclusive or more favorable terms, or if any of our service providers become our competitors, our operations may be disrupted. In addition, our third-party service providers may not uphold the standard we expected under our agreements, or disagreements or disputes may arise between us and our third-party service providers. If these third-party service providers were to increase the fees that they charge us, our profitability could be adversely affected. Furthermore, we may not be able to offset any increase in expenses incurred. We could also incur additional expenses to find other suitable third-party service providers.

We rely on commercial banks and other third-party payment providers to manage investor funds, originate and service loans, collect service fees and ensure compliance with the relevant PRC laws and regulations that may be relevant to our business. Third-party payment agents in China are subject to oversight by the PBOC and must comply with complex rules and regulations, licensing and examination requirements, including, but not limited to: minimum registered capital, maintenance of payment business licenses, anti-money laundering regulations and management personnel requirements. Some third-party payment providers have been required by the PBOC to suspend their credit card pre-authorization and payment services in certain areas of China. If our third-party payment providers were to suspend, limit or cease their operations, or if our relationships with our third-party payment providers were to deteriorate or terminate, we would need to arrange substantially similar arrangements with other third-party payment agents. Negative publicity about our third-party payment providers or the industry in general may also adversely affect investors' or borrowers' confidence and trust in the use of third-party payment providers to carry out the payment and custodian functions in connection with the origination of loans on our marketplace. If any of these were to happen, the operation of our platform could be materially impaired and our results of operations would suffer.

We may be subject to liabilities imposed by relevant governmental regulations due to the personal data and other confidential information of borrowers and investors that we access or collect.

There are numerous laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data. We receive, transmit and store a large volume of personally identifiable information and other confidential data from borrowers and investors. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction. This regulatory framework for privacy issues in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. In addition, there may be limits on the cross-border transmission of user data even to the extent that such transmission is within our company. We could be adversely affected if legislation or regulations are expanded to require changes in business practices or privacy policies, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. In November 2016, the Standing Committee of the National People’s Congress released the Cybersecurity Law of the PRC, or the Cybersecurity Law, which took effect in June 2017. The Cybersecurity Law requires network operators to perform certain functions related to internet security protection and the strengthening of network information management. For instance, under the Cybersecurity Law, network operators of key information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC. We are in the process of evaluating the potential impacts of the Cybersecurity Law on our current business practices. We plan to further strengthen our information management and privacy protection of the user data stored in our system. However, we cannot assure you that the measures we have taken or will take are adequate under the Cybersecurity Law. If further changes in our business practices are required under China's evolving regulatory framework for privacy protection, our business, financial condition and results of operations may be adversely affected. Further, we use certain data collected from external data sources to make credit assessment. In the event that the data collection and provision by any of our external data sources is considered in violation of the Cybersecurity Law, we may not be able to use relevant data for our credit assessment and our business may be materially and adversely affected.

In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business. See "Regulation—Regulations Relating to Internet-based Services—Regulations on Cybersecurity" and "Regulation—Regulations Relating to Internet-based Services—Regulations on Privacy Protection."

The loss of any key members of the management team may impair our ability to identify and secure new contracts with customers or otherwise manage our business effectively.

Our success depends on the continued services and contributions of our senior management, particularly Mr. Yong Hui Li, the Chief Executive Officer, and other executive officers named in this Annual Report. In addition, the relationships and reputation that members of our management team have established and maintained with our customers contribute to our ability to maintain good customer relations, which is important to the direct selling strategy that we adopt. Employment contracts entered into between us and our senior management cannot prevent our senior management from terminating their employment, and the death, disability or resignation of Mr. Yong Hui Li or any other member of our senior management team may impair our ability to maintain business growth and identify and develop new business opportunities or otherwise to manage our business effectively.

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

Our operations depend on the performance and stability of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. We heavily rely on the internet infrastructure and telecommunications network in China for our operations and the smooth running of our online marketplace. A significant event or disaster, natural or man-made, including among others, fires, power outages, floods, strikes, terrorist attacks, coups d'etat or other catastrophic events or problems, may adversely affect our online services and our offices. Our business may be disrupted and we may lose critical data or experience interruptions, delays and compromising of our business operations and services. Our third party data suppliers and service providers, including in particular our third-party payment providers, may also be similarly affected and may not be able to provide our users and us with the support needed. In particular, if our disaster recovery plans prove to be ineffective or inadequate, the aforementioned risks will be further worsened. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

A downturn in the Chinese or global economy could reduce the demand for consumer loans and investments, which could materially and adversely affect our business and financial condition.

The global financial markets experienced significant disruptions between 2008 and 2009 and the United States, Europe and other economies have experienced periods of recessions as a result. The recovery from the economic downturns of 2008 and 2009 has been uneven and is facing new challenges, including the announcement of Brexit, which creates additional global economic uncertainty, and the slowdown of Chinese economic growth since 2012. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including the United States and China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may reduce the demand for consumer loans and investments and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The internet-based finance industry in China is becoming increasingly competitive and such increasing competition may limit our growth.

The internet-based finance industry in China is intensely competitive and evolving rapidly. Although we primarily focus on the transportation industry vertical, in which we have many years of operating experience, there are a large number of broader internet-based financial product offerings and e-commerce platforms that may compete with our products and may be provided by competitors that are larger and more established than us. With respect to lending competition, we primarily compete with offline boutique financing providers and in some cases internet-based financing providers. With respect to investors, we primarily compete with other investment products and asset classes, such as equities, bonds, investment trust products, bank savings accounts, real estate and alternative asset classes. The competitors may also attempt to copy or replicate our business model. If we are unable to compete effectively, our business and results of operations could be harmed. In addition, if we begin lending to other industries, we will face more competition in those markets from more established lenders, and new competition may also reduce our growth prospects or level of profitability, which in turn could have an adverse effect on our business, financial condition or results of operation.

Uncertainties relating to the growth of the retail industry in China in general, and the online retail industry in particular, could adversely affect revenues from our cash and merchandise credit products and our business prospects.

We generate our revenue from the provision of both cash and merchandise credit products which we believe are mainly used for day-to-day discretionary consumption purposes. As a result, our cash and merchandise credit products businesses are affected by the development of the retail industry, and in particular the online retail industry, in China. The long-term viability and prospects of various online retail business models in China remain relatively untested. As such, demand for our credit products and our future results of operation will depend on numerous factors affecting the development of the online retail industry in China, which may be beyond our control. These factors include:

●
the growth of internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth;
●
the trust and confidence level of online retail and mobile commerce consumers, including our users, in China, as well as changes in borrower demographics and consumer tastes and preferences;
●
the selection, price and popularity of merchandise that we and our competitors offer online;
●
whether alternative retail channels or business models that better address the needs of consumers emerge in China; and
●
the development of fulfillment, payment and other ancillary services associated with retail and mobile commerce purchases

A decline in the popularity of online shopping in general, especially through the use of credit products, or any failure by us to adapt our marketplace and improve the online shopping experience of our users in response to trends and user requirements, may adversely affect our prospects and results of operation.

Uncertainties relating to the growth of the truck logistics industry in China could adversely affect revenues from our trucking-related credit products and our business prospects.

Currently, our target customers are small and medium-sized business and individual consumers. We primarily target customers in the trucking transportation industry because of our experience operating in that sector (for more details about our business model, please refer to “Item 4. Information on our Company – B. Business Overview – Our Business Model). The trucking transportation industry in China faces many uncertainties and regulatory headwinds and these factors may hinder any future growth. For example, tougher emission standards and road safety regulations have increased operation costs for truck owners in recent years. In addition, as recent development has increased the wealth of rural communities, fewer workers from these communities are entering the trucking profession as drivers. Thus, driver wages are also increasing and contributing to the decline in profitability of trucking businesses. With the rise of large logistics companies tailored to serve the ecommerce industry, the trucking industry also faces the pressure of consolidation from these larger firms. Our current business model is to serve SMBs within the trucking industry; therefore, any consolidation in the industry by larger firms may materially and adversely affect our prospects and results of operation.

Seasonality with the trucking industry and online retail industry could affect our interim results.

Truck sales typically experiences peak volumes from September through November and season lows from December until the Chinese New Year holiday ends in February. Seasonality in truck transportation activities vary across regions depending on the type of goods and materials commonly transported in the region. We also experience seasonality associated with the retail industry. For example, we would expect less user traffic and purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, e-commerce companies in China hold special promotional campaigns on November 11 each year, which could improve our results for that quarter. Although seasonality related to our businesses may vary from year to year given industry wide and regulatory influences, our quarterly operating results could be affected by such seasonality. Therefore, our quarterly results of operations, including our operating revenue, expenses, net loss or income and other key metrics, may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results for any single quarter are not necessarily an indication of future performance.

Stringent regulations on the trucking industry and the proliferation of electric vehicles as transportation tools may have a material adverse effect on our trucking related businesses.

The Ministry of Environmental Protection and the Ministry of Industry and Information Technology have jointly issued new emission standards with various classes of trucks and automobiles that must be met prior to the sale and operation of trucks. Tougher emission standards may increase the sale price of new trucks that meet the standards and restrict the operating activities and age of current trucks in operations that do not meet the standards. Operating costs to maintain emission standards may also increase. Regulators and law enforcement have also introduced rules to more tightly regulate the safety standards of truck operators such as regulations on cargo weight and trailer sizes. All of these factors would reduce the profitability of trucking business and may affect our customers in the industry. If our customers are affected by such emission regulations, we may see a decrease in our loan volumes and an increase in defaults. Furthermore, as electric vehicles become more commonplace and trucking companies begin to operate more electric trucks, our financing services for fuel purchases would be adversely affected. All of the above could adversely and materially affect our operating results. See "Regulation—Regulations Relating to the Trucking Industry."

Fluctuations in supply and demand for natural resources within China may have an adverse and material effect on our trucking related businesses.

The trucking transportation industry is sensitive to fluctuation in natural resources such as petroleum and natural gas because these resources are the most common type of fuel for trucks. Large temporary or longer term increases in diesel, LNG, or CNG prices could cause trucking businesses to be unprofitable and truck owners may choose to cease operations until fuel prices fall to a reasonable range to ensure profitability. If any of our trucking customers cease operations or cease to operate at a profit, we could see our loan volumes fall and loan defaults rise. In addition, as certain regions in China are producers and exporters of natural resources such as coal and commodities, any reductions in production or demand could adversely affect trucking operators in the region that rely on transporting these materials. In such a scenario, we may experience a fall in loan volume and a rise in default rates from customers in these regions. All of such fluctuations in supply and demand for natural resources could thus adversely and materially affect our operating results.

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

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us or use any unauthorized pirated software at work, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

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

We may be held liable for information or content displayed on, retrieved from or linked to our mobile applications, which may materially and adversely affect our business and operating results.

In addition to our website, we also offer online lending products on our mobile applications, which are regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, promulgated by the Cyberspace Administration of China, or the CAC, in June 2016 and effective in August 2016. According to the APP Provisions, the providers of mobile applications shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. We have implemented internal control procedures screening the information and content on our mobile applications to ensure their compliance with the APP Provisions. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile applications complies with the requirements of the APP Provisions at all times. If our mobile applications were found to be violating the APP Provisions, we may be subject to relevant penalties, including warning, service suspension or removal of our mobile applications from the relevant mobile application store, which may materially and adversely affect our business and operating results. See "Regulation—Regulations Relating to Internet-based Businesses—Regulations on Mobile Internet Applications Information Services."

We could be subject to allegations and lawsuits claiming that items listed on our ecommerce websites by merchants are pirated, counterfeit or illegal.

Goods and services made available for sale by merchants on our ecommerce platforms could be subject to allegations that they infringe third-party copyrights, trademarks, patents or other intellectual property rights. If we are unable to prevent counterfeiting and infringement of intellectual property, we could be subject to penalties, administrative actions and could face claims that we should be held liable. If any material claim occurs in the future, irrespective of the validity of such claims, we may incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant merchandise. Potential liability under PRC law if we negligently participated or assisted in infringement activities associated with counterfeit goods includes injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such claims or administrative penalties could result in negative publicity and our reputation could be severely damaged. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the merchandise and services offered on our marketplace.

Our marketplace allows consumers to buy merchandise from third-party merchandise suppliers, some of which may be defectively designed or manufactured. Operators of online marketplaces in the PRC are subject to certain provisions of consumer protection laws even where the operator is not the supplier of the product or service purchased by the consumer. As a result, sales of defective merchandise could expose us to product liability claims relating to personal injury or property damage or other actions. In addition, if we do not take appropriate remedial action against merchandise suppliers for actions they engage in that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly liable with the merchandise suppliers for such infringement. Moreover, applicable consumer protection laws in China provide that trading platforms will be held liable for failing to meet any undertakings that the platforms make to consumers with regard to merchandise listed on their websites or mobile apps. Furthermore, we are required to report to the State Administration of Industry and Commerce, or the SAIC, or its local branches, any violation of applicable laws, regulations or SAIC rules by merchandise suppliers or service providers, such as sales of goods without proper license or authorization, and to take appropriate remedial measures, including ceasing to provide services to the relevant merchandise suppliers. We may also be held jointly liable with merchandise suppliers who do not possess the proper licenses or authorizations to sell goods or sell goods that do not meet product standards. In addition, we may face activist litigation in China by plaintiffs claiming damages based on consumer protection laws, which may result in increased costs in defending such suits and damages should we not prevail, which could materially and adversely affect our reputation and brands and our results of operations. We do not maintain product liability insurance for merchandise offered on our marketplace, and our rights of indemnity from our merchandise suppliers may not adequately cover us for any liability we may incur. Even unsuccessful claims could result in the expenditure of funds and management time and resources and could materially reduce our net income and profitability. See "Regulation—Regulations Relating to Consumer Rights Protection."

Our interim period financial results can vary significantly due to a host of variables and may not accurately reflect the underlying performance of our business.

Our interim period results of operations, including operating revenue, expenses, the number of loans and other key performance indicators, may fluctuate significantly such that comparisons of our operating results period-on-period may not be meaningful. Results of any interim period cannot accurately indicate future performance. Fluctuations may be due to any number of variables, including some beyond our control, such as:

●
our ability to grow our users base by attracting new and retaining repeat borrowers and investors;
●
the volume, quality, and mix of loans and the acquisition of borrowers and investors;
●
the level of operating expenses in the acquisition of borrowers and investors, the growth and maintenance of our business, operations and infrastructure;
●
disruptions to telecommunications networks or security breaches;
●
general macroeconomic and socio-political factors affecting the market and industry, particularly with respect to interest rates, consumer spending and levels of disposable income;
●
seasonality of our loan products, which are generally lower in the first quarter due to the Chinese New Year national holiday;
●
our strategy with a focus on long-term growth instead of immediate profitability; and
●
the incurring of expenses related to acquisitions activities of businesses or technologies and potential future charges for impairment of goodwill, if any.

Fluctuations in our interim period results may affect the price of our stock in an adverse manner.

Our use of investor cash incentives may result in substantial reductions in our revenues.

We provide investors with certain cash incentives to encourage greater participation in the loan products we facilitate on our online marketplace. We provide cash incentives to new investors under our referral incentive program, as well as promotional cash incentives to existing investors from time to time. Upon the satisfaction of the terms and conditions under our referral incentive program or promotional incentive programs, investors can redeem their cash incentives for credit to be used on our online marketplace. We have experienced rapid growth in the number of investors, repeat investment and high transaction volume, partly attributable to our investor cash incentive program. The investor cash incentive program was intended to be a marketing tool to attract investors to commit to loan products and help us increase the number of loan product transactions so as to allow us to benefit from increased transaction and service fees. In the future, we may offer similar cash incentives to consumers on our ecommerce marketplaces. However, such cash incentives are accounted for as reduction of revenue and are paid to the investor before we are able to recoup the costs associated with the investor cash incentives. Our revenues may be reduced in periods where we have to issue an increasing amount of investor cash incentives, which may result in us incurring net losses and preventing us from achieving or maintaining profitability on a quarterly or annual basis.

Store closings result in unexpected costs that could result in write downs and expenses related to the closings.

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

If our internal controls over financial reporting are insufficient or ineffective, we may not be able to accurately report our financial results or prevent fraud.

Our internal controls and procedures, especially over financial reporting, may not be able to sufficiently identify any material weaknesses and control deficiencies that could lead to inaccuracies in our financial statements. As such, our ability to comply with applicable financial reporting requirements and regulatory filings in a timely manner may be impaired.

We are listed in the United States and therefore subject to the Sarbanes-Oxley Act of 2002. Section 404 of this Act requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. If we are not able to comply with the requirements of Section 404 in a timely manner or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could be subject to sanctions or investigations by the Securities and Exchange Commission (SEC) or other regulatory authorities, which would require additional financial and management resources. Any failure to maintain effective disclosure controls and procedures or internal control over financial reporting could have a material adverse effect on our business and operating results, and cause a decline in the price of our ordinary shares.

The facilitation of loans through our marketplace could give rise to liabilities under PRC laws and regulations that prohibit illegal fundraising.

PRC laws and regulations prohibit persons and companies from raising funds through advertising to the public a promise to repay premium or interest payments over time through payments in cash or in kind except with the prior approval of the applicable government authorities. Failure to comply with these laws and regulations may result in penalties imposed by the PBOC, the Administration for Industry and Commerce, or AIC, and other governmental authorities, and can lead to civil or criminal lawsuits.

To date, our marketplace has not been subject to any fines or other penalties under any PRC laws and regulations that prohibit illegal fundraising. Our marketplace acts only as a service provider in the facilitation of loans between borrowers and investors, and in this capacity, we do not raise funds or promise repayment of premium or interest obligations. Nevertheless, considerable uncertainties exist with respect to the PBOC, AIC and other governmental authorities' interpretations of the fundraising-related laws and regulations in the PRC. While our agreements with investors require investors to guarantee the legality of all funds from investors, we do not verify the source of investors' funds separately, and therefore, to the extent that investors' funds are obtained through illegal fundraising, we may be negligently liable as a facilitator of illegal fundraising. In addition, while our loan agreements contain provisions that require borrowers to use the proceeds for purposes listed in their loan applications, we cannot monitor and verify all borrowers' use of funds and therefore, to the extent that borrowers use proceeds from the loans for illegal activities, we may be negligently liable as a facilitator of an illegal use. Although we have designed and implemented procedures to identify and eliminate instances of fraudulent conduct on our marketplace, as the number of borrowers and investors on our platform increases, we may not be able to identify all fraudulent conduct that may violate illegal fundraising laws and regulations. See "Regulation—Regulations Relating to Online Lending Services—Regulations on Illegal Fund-Raising."

The facilitation of loans through our marketplace could give rise to liabilities under PRC laws and regulations that prohibit unauthorized public offerings.

The PRC Securities Law stipulates that no organization or individual is permitted to issue securities for public offering without obtaining prior approval in accordance with the provisions of the law. The following offerings are deemed to be public offerings under the PRC Securities Law: (i) offering of securities to non- specific targets; (ii) offering of securities to more than 200 specific targets; and (iii) other offerings provided by the laws and administrative regulations. Additionally, private offerings of securities shall not be carried out through advertising, open solicitation and disguised publicity campaigns. If any transaction between one borrower and multiple investors on our marketplace is identified as a public offering by PRC government authorities, we may be subject to sanctions under PRC laws and our business may be adversely affected. See "Regulation—Regulations Relating to Online Lending Services—Regulations on Unauthorized Public Offerings."

Adverse economic conditions in Shijiazhuang, China, that negatively impact the demand for office space and hotel accommodations may result in lower occupancy and rental rates for our property lease and management business, which would adversely affect our results of operations.

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

If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our customers, we may lose existing and potential customers, and we may be pressured to reduce our rental rates below those we currently charge in order to retain customers upon expiration of their existing leases. Even if our customers renew their leases or we are able to re-let the space, the terms and other costs of renewal or re-letting, including the cost of required renovations, increased tenant improvement allowances, leasing commissions, reduced rental rates and other potential concessions, may be less favorable than the terms of our current leases and could require significant capital expenditures. From time to time, we may also agree to modify the terms of existing leases to incentivize customers to renew their leases. If we are unable to renew leases or re-let space in a reasonable time, or if our rental rates decline or our tenant improvement costs, leasing commissions or other costs increase, our financial condition and results of operations of the property lease and management business could be materially and adversely affected.

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

We have discontinued our legacy truck leasing business by exiting the leasing industry, though we continue to service the remaining leases through their expiration and collect the outstanding amounts due to us. If we are unable to effectively and efficiently collect these amounts, the profitability of this discontinued business segment will be reduced, which in turn will adversely affect our profitability.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our credit products and better serve borrowers and enhance our competitive position. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses.

A significant portion of our working capital is funded through loans from related parties of our Chairman and CEO, Mr. Yong Hui Li, some of which may be called by the lenders at any time, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

As of December 31, 2017, we had outstanding borrowings from related parties, including our Chairman and Chief Executive officer, Mr. Yong Hui Li, of approximately RMB62,75 million. These borrowings are interest bearing and carry various terms, and some are callable at any time by the lenders. The lenders have not indicated to us if there is a maximum amount they are willing to lend to us or that they will not call the loans for repayment. In the event such lenders determine to call these loans, we will have to repay the loans from our cash reserves or financing provided by third-party financial institutions. There can be no assurance that we will have sufficient cash reserves or that we could secure additional financing from third parties on favorable terms or at all. If cash reserves or suitable financing were not available, we would have to divert working capital from our core business to repay the loans, and we would not be able to expand our core business as quickly as expected.

We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

Since inception, we have issued equity securities to support the growth of our business. As we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including developing new products and services, increasing the amount of transactions, further enhancing our risk management capabilities, increasing our marketing expenditures to improve brand awareness and diversifying our borrower engagement channels by collaborating with other leading internet companies, enhancing our operating infrastructure and acquiring complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Repayment of the debts may divert a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and we may suffer default and foreclosure on our assets if our operating cash flow is insufficient to repay debt obligations, which could in turn result in acceleration of obligations to repay the indebtedness and limit our sources of financing.

Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, operating results, financial condition and prospects could be adversely affected.

We do not have any business insurance coverage for our internet-based businesses.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we carry certain insurance, such as business interruption and property insurance, for our office leasing and hotel businesses, but we do not have any business liability or disruption insurance to cover our internet-based business operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

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

RISKS RELATED TO OUR CORPORATE STRUCTURE

Contractual arrangements in respect of certain companies in the PRC may be subject to challenge by the relevant governmental authorities and may affect our investment and control over these companies and their operations.

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment (2017 Revision) issued jointly by the National Development and Reform Commission and the MOFCOM, the Provisions on Administration of Foreign Invested Telecommunications Enterprises (2016 Revision) promulgated by the State Council, and other applicable laws and regulations.

We are a Cayman Islands company and our PRC subsidiaries are considered as foreign invested enterprises, which include (i) Hebei Anyong Trading Co., Ltd., or Hebei Anyong Trading, a foreign invested enterprise wholly owned by our Hong Kong subsidiary Eastern Eagle, (ii) Ganglian Finance Leasing Co., Ltd., or Ganglian Finance Leasing, a foreign invested enterprise wholly owned by our Hong Kong subsidiary Fancy Think Limited, and (iii) Chuanglian Finance Leasing Co., Ltd., or Chuanglian Finance Leasing, a foreign invested enterprise jointly owned by Ganglian Finance Leasing and Fancy Think Limited.

To comply with PRC laws and regulations, we conduct our internet-based businesses in China through a series of contractual arrangements entered into by and among (i) Chuanglian Finance Leasing, (ii) each of Hebei Xuhua Trading Co., Ltd. and Kaiyuan Auto Trade Co., Ltd., which are considered our variable interest entities, and (iii) the nominee shareholders of these variable interest entities. The relevant business licenses to carry out our internet-based businesses are held by the subsidiaries of these variable interest entities (for more information about our contractual arrangements, please see note 20 to the Consolidated Financial Statements). As a result of these contractual arrangements, we exert control over our variable interest entities and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP.

However, there can be no assurance that the relevant governmental authority will not challenge the validity of these contractual arrangements. It is also uncertain whether any new PRC laws, rules or regulations relating to the variable interest entity structure will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or the MOFCOM, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign invested enterprise. Under the draft Foreign Investment Law, variable interest entities would also be deemed as foreign invested enterprises if they are ultimately "controlled" by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the variable interest entity structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See "Regulation—Regulations Relating to Foreign Investment—The Draft PRC Foreign Investment Law" and "—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations."

If the ownership structure, contractual arrangements and business of our company, our PRC subsidiary Chuanglian Finance Leasing or our consolidated variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiary Chuanglian Finance Leasing or our consolidated variable interest entities, revoking the business licenses or operating licenses of our PRC subsidiary Chuanglian Finance Leasing or our consolidated variable interest entities, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from public offering or private placement to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated variable interest entities, and/or our failure to receive economic benefits from our consolidated variable interest entities, we may not be able to consolidate its results into our consolidated financial statements in accordance with U.S. GAAP.

Our contractual arrangements with our variable interest entities may not be as effective as direct ownership and operational management.

We rely and expect to continue to rely on contractual arrangements with our variable interest entities to operate our online lending and e-commerce platforms (for more information about our contractual arrangements, please see note 20 to the Consolidated Financial Statements). These contractual arrangements may not be as effective as direct ownership in giving us full operational management and control over our consolidated variable interest entities. We cannot prevent our variable interest entities or their nominal shareholders from breaching the contractual arrangements and failing to conduct their business operations properly, such as failing to maintain the website and online marketplace in a proper and timely manner, or misusing the domain names and trademarks or otherwise taking actions detrimental to our interests.

If we directly owned our variable interest entities, we could elect directors to the board and implement changes at the management and operational levels. Currently we only have contractual rights in relation to the performance and financial benefits of the variable interest entities’ operations. The nominal shareholders of our variable interest entities may not always act in our best interests. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated variable interest entities. Although we have the right to replace any shareholder of our consolidated variable interest entities under the contractual arrangement, if any shareholder of our consolidated variable interest entities is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our variable interest entities may not be as effective in protecting our interests as direct ownership and operational management would be.

Our founder, chairman and chief executive officer, Mr. Yong Hui Li, also a controlling shareholder of us, exerts strong influence over the board and Company affairs and strategy.

Our founder, chairman and chief executive officer, Mr. Yong Hui Li, exerts strong influence on our board of directors and management. He plays an integral role in Company decisions and formulating our corporate strategies. Mr. Yong Hui Li has considerable influence over our corporate affairs, including matters that require shareholder approval, including among others, the election of directors, approving statutory mergers, and amending our foundational documents. This concentration in control will limit shareholder ability to influence corporate matters and may discourage potential merger, takeover or other change of control transactions, which could have the effect of depriving holders of our ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price.

The nominal shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We, through our PRC subsidiary Chuanglian Finance Leasing, have contractual arrangements with our variable interest entities and their nominal shareholders. Although the nominal shareholders of our variable interest entities have given undertakings to act in our best interests, we cannot assure you that when conflicts arise, these nominal shareholders will act in our best interests or that conflicts will be resolved in our favor.

Contractual arrangements in relation to our variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we, or our variable interest entities and their subsidiaries, owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm's length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary Chuanglian Finance Leasing, our variable interest entities and their nominal shareholders were not entered into on an arm's length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust income of our variable interest entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our variable interest entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiary Chuanglian Finance Leasing’s tax expenses. In addition, if our PRC subsidiary Chuanglian Finance Leasing requests the nominal shareholders of our variable interest entities to transfer their equity interests at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject our PRC subsidiary Chuanglian Finance Leasing to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our variable interest entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially adversely affected if our variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties

If our variable interest entities go bankrupt or become subject to dissolutions or liquidation proceedings, we may not be able to recover or claim ownership over the assets and networks of these variable interest entities.

Our variable interest entities and their subsidiaries hold assets material to our business operations, including the ICP License, domain names and trademarks and software licenses. Under our present contractual arrangements, our variable interest entities cannot, and their nominal shareholders shall not cause it to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However if the nominal shareholders of our variable interest entities initiate liquidation proceedings in breach of our contractual arrangements, such that these variable interest entities undergo voluntary or involuntary liquidation proceedings, or if they declare bankruptcy and all or part of their assets become subject to the claims of third party creditors, liens or are otherwise disposed of without our consent, we may not be able to continue our business operations, which would materially and adversely affect our financial condition and results of operations.

If any of our PRC subsidiaries or variable interest entities loses its chop, or corporate seal, to the theft and use of unauthorized persons, the corporate governance of these entities may be severely and adversely compromised.

In the PRC, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in the PRC is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and our consolidated variable interest entities are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations.

RISKS RELATED TO DOING BUSINESS IN CHINA

Adverse changes in political and economic policies of the PRC government could impede the overall economic growth of the PRC, which could have a material adverse effect on our business and result of operations.

We conduct substantially all of our operations and generate all our sales in the PRC. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in the PRC. The PRC economy differs, or may differ, from the economies of most developed countries in many respects, including:

●
a higher level of government involvement and regulation;
●
the early stage of development of the market-oriented sector of the economy;
●
the rapid growth rate;
●
a higher rate of inflation;
●
a higher level of control over foreign exchange; and
●
government control over the allocation of many resources.

As the PRC economy has been transitioning from a planned economy to a more market-oriented economy, the PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. While these measures may benefit the overall PRC economy, they may also have a negative effect on us.

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

In the past 20 years, the PRC has been one of the world’s fastest growing economies measured in gross domestic product. However, in conjunction with recent slowdowns in economies of the United States and the European Union, the growth rate in China has declined in recent quarters. Any further adverse change in the economic conditions or any adverse change in government policies in China could have a material adverse effect on the overall economic growth and the level of consumer and business related spending in China, which in turn could have a material adverse effect on our business, financial condition and results of operations.

The PRC legal system embodies uncertainties that could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

In particular, PRC laws and regulations concerning the online lending industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBRC, and avoid conducting any noncompliant activities under the applicable laws and regulations, such as illegal fund-raising, forming fund collection or providing guarantee to investors, the PRC government authority may promulgate detailed implementation regulation of the Interim Measure, or other new laws and regulations regulating the online lending industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to the online lending industry. Moreover, developments in the online lending industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online lending platforms, which could materially and adversely affect our business and operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology, or the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

We have only contractual control over our website. We do not directly own the website due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiary Chuanglian Finance Leasing to adjust its taxable income under the contractual arrangements it currently has in place with our variable interest entities and their subsidiaries, in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

In response to the persistent capital outflow and RMB's depreciation against the U.S. dollar in the fourth quarter of 2016, the People's Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures over recent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People's Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or the PBOC Circular 306, in November 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of such equity interests. The PBOC Circular 306 may constrain our PRC subsidiaries' ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries' dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also "—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders."

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or making additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to filing or registration with the relevant governmental authorities in China. According to the relevant PRC regulations on foreign invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and (b) each of our PRC subsidiaries may not procure loans which exceed the statutory limit. Any medium or long-term loan to be provided by us to our variable interest entities must be recorded and registered by the National Development and Reform Committee and SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In 2008, SAFE promulgated the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or Circular 142, which used to regulate the conversion by foreign invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. In March 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign Invested Enterprises, or Circular 19. Circular 19 took effect as of June 1, 2015 and superseded Circular 142 on the same date. Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign invested enterprises and allows foreign invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. In June 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16. Circular 19 and Circular 16 continue to prohibit foreign invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use.

In light of the substantial capital outflows of China in 2016 due to the weakening of Renminbi, the PRC government has imposed more restrictive foreign exchange policies and increased scrutiny of major outbound capital movement. More restrictions and substantial vetting processes have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may, at its discretion, further restrict access to foreign currencies in the future for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.
Fluctuations in exchange rates could result in foreign currency exchange losses.

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

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from any offering or private placement into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, enterprises that are registered in countries or regions outside the PRC but have their "de facto management bodies" located within China may be considered as PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." As most of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that Fincera Inc. or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then Fincera Inc. or such subsidiary could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends we distribute to non-PRC resident holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises, or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares. See "Regulation—Regulations Relating to Tax—Regulations on Enterprise Income Tax."

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to Enterprise Income Tax Law of the PRC, a withholding tax rate of 10% currently applies to dividends paid by a PRC "resident enterprise" to a foreign enterprise investor, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns at least 25% of a PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold at least 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends. However, a transaction or arrangement entered into for the primary purpose of enjoying a favorable tax treatment should not be a reason for the application of the favorable tax treatment under the Double Tax Avoidance Arrangement. If a taxpayer inappropriately is entitled to such favorable tax treatment, the competent tax authority has the power to make appropriate adjustments.

In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration. Accordingly, our Hong Kong subsidiaries may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. See "Regulation—Regulations Relating to Tax—Regulations on Withholding Tax for Dividend Distribution."

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

According to the Announcement of the SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the SAT in February 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price minus the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, a transfer meeting all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company's revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties. See "Regulation—Regulations Relating to Tax—Regulations on Withholding Tax for Indirect Share Transfer."

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company and our non-PRC resident investors may be subject to filing obligations or taxed or subject to withholding obligations in such transactions, under Circular 7. See "Taxation—People's Republic of China Taxation." For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 7. As a result, we may be required to expend valuable resources to comply with Circular 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

To our knowledge, none of our shareholders who directly or indirectly hold shares in our Cayman Islands holding company are deemed to be PRC residents defined under SAFE Circular 37.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries' ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects. See "Regulation—Regulations Relating to Foreign Exchange Controls—Regulations on Foreign Exchange Outbound."

Certain PRC rules and regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See "Regulation—Regulations Relating to Foreign Investment—Regulations on M&A by Foreign Investors."

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted options or other awards will be subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries' ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See "Regulation—Regulations Relating to Employment—Regulations on Stock Incentive Plans."

Increases in labor costs in the PRC may adversely affect our profitability.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We have not made adequate employee benefit payments in the past and we may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our profitability could be adversely affected. See "Regulation—Regulations Relating to Employment—Regulations on Employee Benefit Plans."

RISKS RELATED TO OUR ORDINARY SHARES

Because we may not pay regular dividends on our ordinary shares, shareholders will generally benefit from an investment in our ordinary shares only if the shares appreciate in value.

We declared and paid special cash dividends in the amount of $0.25 and $2.00 per ordinary share in February 2012 and June 2017, respectively, to our shareholders. We have not declared any cash dividends since June 2017 and may not declare or pay any regular cash dividends on our ordinary shares in the future. We currently intend to retain future earnings, if any, for use in the operations and expansion of the business. As a result, we do not anticipate paying regular cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of the Board of Directors and will depend on factors that the Board of Directors deems relevant, including among others, the results of operations, financial condition and cash requirements, business prospects, and the terms of our credit facilities and other financing arrangements. If no dividends are paid, realization of a gain on a shareholder's investments will depend solely on the appreciation of the price of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value.

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

The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

The trading price of our ordinary shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility. The trading performances of these Chinese companies' securities may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to our own operations, including the following:

(i)
variations in our revenues, earnings, cash flow and data related to our user base or user engagement;
(ii)
announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
(iii)
announcements of new products, services and expansions by us or our competitors;
(iv)
changes in financial estimates by securities analysts;
(v)
detrimental adverse publicity about us, our services or our industry;
(vi)
additions or departures of key personnel;

(vii)
release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
(viii)
potential litigation or regulatory investigations.

Any of these factors may result in material and sudden changes in the volume and price at which our ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our stock, the market price for our ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ordinary shares to decline.

We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report on Form 20-F captioned “Taxation—United States Federal Income Taxation—General”) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our 2017 taxable year, we do not believe that we would be a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future. However, since we have not performed a definitive analysis with respect to our PFIC status for our 2017 taxable year, there can be no assurance with respect to our status as a PFIC for such taxable year. There also can be no assurance with respect to our PFIC status for any future taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the U.S. federal income tax consequences of PFIC classification to U.S. Holders, see the section of this Annual Report on Form 20-F captioned “Taxation—United States Federal Income Taxation—Tax Consequences to U.S. Holders—Passive Foreign Investment Company Rules.”

Changes to U.S. tax law could materially impact us or our shareholders.

U.S. federal income tax laws and the administrative interpretations of those laws may be amended at any time, potentially with retroactive effect. For example, the recently enacted tax reform bill in the U.S., informally known as the Tax Cuts and Jobs Act, or TCJA, made significant changes to the U.S. federal income tax laws applicable to individuals and corporations. Technical corrections or other amendments to the TCJA or administrative guidance interpreting the TCJA may be forthcoming at any time. We cannot predict the long-term effect of the TCJA or any future changes on us or our shareholders. Current and prospective shareholders are urged to consult with their tax advisors with respect to the TCJA and any other regulatory or administrative developments and proposals and their potential effect on an investment in our securities. In addition, future U.S. tax legislation, regulations, administrative interpretations or court decisions cannot be predicted by us and could adversely affect us or our shareholders.

Mr. Yong Hui Li, our Chairman and Chief Executive Officer, is the beneficial owner of a substantial amount of our ordinary shares and Mr. Li may take actions with respect to such shares which are not consistent with the interests of the other shareholders.

Mr. Yong Hui Li, our Chairman and Chief Executive Officer, beneficially owns approximately 81.4% of the outstanding ordinary shares of us as of the date of this Annual Report on Form 20-F, assuming that there are no other changes to the number of ordinary shares outstanding,. Mr. Li may take actions with respect to such shares without the approval of other shareholders and which are not consistent with the interests of the other shareholders, including the election of the directors and other corporate actions such as:

●
merger with or into another company;
●
a sale of substantially all of our assets; and
●
amendments to our memorandum and articles of incorporation.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. We have appointed CT Corporation System located at 111 Eighth Avenue, 13/F, New York, New York 10011 as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York, and intend to abide by judgments entered by such courts in such actions.

However, there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments). A judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Furthermore, the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2016 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:
(i)
the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
(ii)
certain sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
(iii)
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
(iv)
the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the OTCQB. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you if you were you investing in a U.S. domestic issuer.

We may be subject to changes in laws, regulations, and standards relating to corporate governance and public disclosure that could cause us to incur significantly increased costs and divert substantial additional attention of management to such matters and away from revenue-generating activities.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

We have granted, and may continue to grant, share incentive awards, which may result in increased share-based compensation expenses.

We first adopted our stock option plan, or the 2009 Equity Incentive Plan, in 2009 for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2009 Equity Incentive Plan was later superseded by the 2015 Omnibus Equity Incentive Plan, which took effect on September 24, 2015 and was approved by shareholders at the Company’s annual meeting of shareholders held on July 12, 2016. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of operations in accordance with U.S. GAAP. Under the terms of the 2015 incentive plan, 5,200,000 ordinary shares are reserved for issuance in accordance with its terms (provided, however, that dividend equivalent rights are payable solely in cash and therefore do not reduce the number of shares that may be granted under the incentive plan and that stock appreciation rights only reduce the number of shares available for grant under the incentive plan by the number of shares actually received by the grantee in connection with the stock appreciation right, if any). All awards under the incentive plan are made by our Board of Directors or its Compensation Committee.

As of December 31, 2017, 664,871 of these stock options had been exercised, and we had recorded aggregate compensation expense of RMB139.2 million based on the estimated fair value of the stock options on their dates of grant. All of the exercised stock options utilized a net exercise method, and therefore, the Company did not receive any cash proceeds from their exercise. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

ITEM 4.
INFORMATION ON OUR COMPANY

A. History and Development of the Company

We were incorporated in the Cayman Islands on October 16, 2007 under the name “Spring Creek Acquisition Corp.” as a blank check company formed for the purpose of acquiring an operating business that had its principal operations in China.

On April 9, 2009, we acquired all of the outstanding securities of AutoChina Group, Inc. ("ACG"), an exempt company incorporated in the Cayman Islands, from Honest Best Int’l Ltd ("Honest Best"). At the time of our acquisition of ACG, Honest Best was wholly owned by Ms. Yan Wang, Mr. Li's wife. Prior to our acquisition of ACG, we had no operating business. Promptly after our acquisition of ACG, we changed our name to “AutoChina International Limited.”

On August 30, 2012, the Company’s independent directors approved, and the Company entered into, an equity transfer agreement through its wholly owned subsidiary, ACG, to purchase 100% of the equity of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kaiyuan Financial Center building (the “Kaiyuan Finance Center”). Heat Planet was controlled by Mr. Li. The total transaction value of approximately RMB 1 billion ($159.3 million) was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the Kaiyuan Finance Center. Located at 5 East Main Street in Shijiazhuang the 245-meter tall Kaiyuan Finance Center is the tallest building in Shijiazhuang and Hebei Province. The Company's headquarters are located in the Kaiyuan Finance Center, which serves as the control center for the Company’s operations throughout China. The Company does not occupy the entire office space purchased, and has been leasing out the unoccupied space, the proceeds from which are reported as rental income. Additionally, the Kaiyuan Finance Center also contains a Hilton Worldwide-operated hotel.

Heat Planet’s equity was purchased for approximately $56.4 million. In connection with the acquisition, the Company assumed approximately $102.9 million in debt, resulting in a total transaction value of approximately $159.3 million.

In November 2014, the Company launched its CeraPay product, also known as Dianfubao in Chinese, which is a proprietary transaction platform for participants in the transportation industry that allows its users to make purchases at participating merchants on credit. CeraPay has features similar to traditional credit cards, such as no fees for users if the outstanding monthly balance is paid on time. The Company charges transaction fees to merchants at a fixed rate who accept CeraPay as a form of payment.

In November 2014, the Company also launched its CeraVest product also known as Qingyidai in Chinese, which is an online lending platform that acts as an intermediary to provide short-term financing primarily to small and medium sized business in the transportation industry by connecting loan requests with investors seeking to purchase loans for a fixed return. The Company earns transaction fees for loans facilitated through CeraVest.

In June 2015 the Company changed its name from AutoChina International Ltd. to Fincera Inc. to better suit its new internet-based businesses.

In October 2015 the Company launched TruShip, also known as Yihaoche in Chinese, its first e-commerce platform, which allows trucking industry merchants, such as dealerships and leasing companies, to establish online store-fronts and conveniently conduct sales transactions through CeraPay.

In March 2016, the Company launched AutoChekk, also known as Chekuaikuai in Chinese, its first e-commerce platform for the passenger vehicle industry. AutoChekk provides consumers in China with online tools and information designed to make researching and purchasing passenger cars or maintenance services more convenient and affordable.

In July 2016, the Company launched PingPing, an e-commerce platform that allows small businesses to establish an online presence while providing an online shopping portal for their customers.

On October 19, 2016, the Company closed its purchase of 100% of the equity interest of Eastern Eagle and its subsidiaries, whose primary asset consists of the remaining portions of the Kaiyuan Finance Center that the company did not already own, namely 31 floors and an underground parking garage, together totaling over 119,000 square meters, which house the Shijiazhuang Hilton Hotel. Eastern Eagle was controlled by Mr. Li. The total transaction value, as adjusted to account for changes in the net asset carrying value determined for Eastern Eagle, was $409.3 million, consisting of cash of $111.5 million and assumed liabilities of $297.8 million.

In May 2017, the Company launched Qingyifenqi, a consumer lending product that provides zero-interest payment by installment financing for purchases of consumer goods such as mobiles phones, large appliances, furniture, home decoration materials, passenger vehicles, etc.

In July 2017, the Company completed a special cash dividend of $2.00 per share to all shareholders of record as of the close of business on June 23, 2017.

In September 2017, the Company changed its trading symbol from AUTCF to YUANF. The new ticker YUANF pays homage to the Company's Chinese name-Kaiyuan-which we believe has a degree of recognition in the Chinese trucking industry.

In November 2017, the Company conducted a two-for-one stock split of the Company's outstanding shares of common stock in the form of a 100% stock dividend paid to shareholders of record on November 1, 2017.

The following chart illustrates our corporate structure as of March 23, 2018:

(1)
The public company, quoted on the OTCQB under the symbol “YUANF”

(2)
Eastern Eagle International and its subsidiaries were acquired in October 2016. Eastern Eagle holds the ownership of the hotel segment of the Kaiyuan Finance Center building.

(3)
On August 30, 2012, the Company’s independent directors approved, and the Company entered into, an equity transfer agreement through its wholly owned subsidiary, ACG, to purchase 100% of the equity of Heat Planet and its subsidiaries, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kaiyuan Finance Center. Heat Planet is currently in the process of being wound up and its holdings were transferred to Hebei Remittance Guarantee in November 2016.

(4)
Ganglian Finance Leasing was formed in September 2010 for the purpose of conducting our leasing business. It commenced the leasing business in the fourth quarter of 2010.

(5)
Hebei Ruiliang Trading holds the ownership of the office segment of Kaiyuan Finance Center building.

(6)
Hebei Ruiliang Property Services was formed in June 2013. It engages in property management of the Kaiyuan Finance Center.

(7)
Shijiazhuang Chuanglang Trade was formed in June 2017 to facilitate debt collection activities of the new internet-based businesses.

(8)
Hebei Remittance Guarantee was formed in October 2014 to facilitate the CeraVest business.

(9)
Chuangjin World Investment was formed in September 2014 to facilitate the CeraVest business.

(10)
Hebei Shengrong Investment is an entity 100% indirectly controlled by Mr. Yong Hui Li, our Chairman and Chief Executive Officer. (“Mr. Li”)

(11)
In December 2016 Hebei Yarui Trading replaced Kai Yuan Real Estate in the corporate structure.

(12)
Hebei Xuhua Trading is the entity that Fincera indirectly acquired control of through contractual arrangements and which held the cash consideration paid to Fincera in connection with its sale of its automobile dealership business in December 2009. Currently, its main purpose is to act as an intermediary in the facilitation process for certain CeraVest Loans.

(13)
Kaiyuan Auto Trade Group was established in January 2008. Currently, its main purpose is to act as an intermediary in the facilitation process for certain CeraVest Loans.

(14)
Shenzhen Shijie Kaiyuan Financial Services was formed in April 2015 to facilitate the new internet-based businesses.

(15)
Shenzhen Kaiyuan Inclusive Financial Services was formed in April 2015 to facilitate the new internet-based businesses.

(16)
Qingyi Technology was formed in September 2014 and operates the CeraVest platform.

(17)
Dianfubao Investment was formed in August 2014 to facilitate the CeraVest and CeraPay businesses.

(18)
Beijing Yihaoche Technology was originally formed in February 2012 as Kaiyuan Information Processing. It engages in developing and management of the Companies internet-based businesses.

(19)
Dianfubao Information Technology was formed in February 2018 to facilitate the CeraVest and CeraPay businesses.

Fincera’s principal executive office is located at 27/F, Kaiyuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China. Our telephone number is +86 311 8382 7688. Our principal website is located at http://www.fincera.net. The information on our website is not part of this Annual Report.

B. Business Overview

Fincera focuses on providing innovative online lending and e-commerce services for small and medium-sized businesses (“SMBs”) and individuals in China. Our mission is to promote the success of SMBs by giving them the tools to grow their business online while providing them access to affordable credit. Through our product offerings, we aim to enable a new era of inclusive finance and Offline to Online shopping experiences in China.

Leveraging deep knowledge of the transportation industry gained from our extensive history as a commercial vehicle sales, leasing and support business, our product platforms include complementary tools that, beyond giving access to a source of capital, allow SMBs in the transportation and other industries to streamline their business processes and increase their sales. We encourage SMBs and their customers to use our platforms to conduct transactions or browse inventory by offering cross-platform incentives and integration capabilities. Merchants who receive financing through our CeraVest product are incentivized to conduct transactions with their customers via CeraPay, our revolving credit product, on one of our e-commerce platforms, such as TruShip. For the end consumers, we can offer financing options for the purchases they make from merchants using our e-commerce platforms. By providing financial solutions to both sides of a transaction and providing a convenient tool to facilitate the transaction, we can convert an offline business scenario to an online revenue-generating opportunity for our products.

We currently operate in two distinct businesses segments: 1) internet-based financial and e-commerce services and 2) property lease and management. Our internet-based services are a single reportable segment. Together, our online lending and e-commerce services have contributed immensely to our transition and growth from our discontinued leasing business. Our revenue increased by 93% from RMB452.98 million in the fiscal year ended December 31, 2015 to RMB875.93 million in the fiscal year ended December 31, 2016, and by 17% from RMB875.93 million in the fiscal year ended December 31, 2016 to RMB1,023.85 million in the fiscal year ended December 31, 2017. Our property lease and management business has two additional reportable segments: hotel and office leasing. We are in the process of winding down our commercial vehicle sales, leasing and support business and insurance agency business, which are all classified as discontinued operations.

Internet-Based Services: Financial Services

Our financial services platforms are CeraVest and CeraPay. CeraVest, known as Qingyidai in China and launched at the end of 2014, is our proprietary peer-to-peer lending platform, through which we offer SMBs short-term financing at competitive interest rates. CeraPay, known as Dianfubao in China and also launched at the end of 2014, is our proprietary revolving credit product that also processes and settles transactions between our borrowers and merchants.

We strive to offer competitive rates and fees on our online lending platform for borrowers and attractive investment returns for loan investors. We offer interest-free and fee-free credit-lines to borrowers that are reusable within the customer’s credit limit provided that the customer pays off the credit account in full each month. For our fixed-term loans, our effective annual percentage rate (EAPR) charged to borrowers, inclusive of fees and security deposits, falls between 14.1 to 20.8%. Investors that purchase loans on our online marketplace may receive annualized returns from 7.3% to upwards of approximately 14% if the loans are purchased on the secondary market.

The total amount of loans facilitated and originated through our lending platforms increased by 100.57% from the fiscal year ended December 31, 2015, to the fiscal year ended December 31, 2016, and by 9.48% from the fiscal year ended December 31, 2016, to the fiscal year ended December 31, 2017. Cumulatively since the launch of our online lending platforms, we have facilitated approximately RMB 26.76 billion in total loans as of December 31, 2017.

CeraPay

CeraPay, launched at the end of 2014, is our proprietary revolving credit product that also processes and settles transactions between our borrowers and merchants. CeraPay users are provided with a credit line that can be utilized at participating CeraPay merchants or be used to pay other CeraPay users. Having features similar to a credit card, there are no fees (other than late fees and penalties for CeraPay users who become delinquent on amounts borrowed) for using the CeraPay payments service as long as any outstanding balances are paid in full each month. We generated revenue from CeraPay primarily by charging transaction fees, which were approximately 2.4%, to merchants participating in the network. Merchants may use CeraPay funds to make payments to other CeraPay users or merchants or cash out the funds via transfer to a bank account. CeraPay users are subject to an application and credit approval process and provide guarantees and collateral before they are provided with a credit line.

Previously, we offered 30-day credit lines and 12-month installment loans via CeraPay and collected transaction service fees from merchants receiving the payment. However, since July 2017, in order to comply with financial regulation, we replaced these products with similar offerings from CeraVest where these loans are instead facilitated by our peer-to-peer lending platform. The transaction fees collected in this new format are then allocated to the investor of the loan as interest payments and to the Company as a facilitation fee.

CeraVest

Through CeraVest, we now offer three types of financing services with different terms and payment schedules for borrowers and offer three corresponding investment products for investors. Previously, we have offered 180-day loans with a different transaction process as CeraVest Fixed and also offered CeraVest Flex as a highly liquid investment option to our customers. CeraVest Fixed and CeraVest Flex were phased out and terminated by December 2017 and February 2018, respectively, and replaced with new products listed below to comply with the relevant regulations.

Loan Types

We now offer the following three loan types to our customers. 30-day lines of credit and 180 day term loans were launched with the inception of the CeraPay and CeraVest platforms, while installment loans were launched at the end of 2016.

30-day Lines of Credit

We issue interest-free revolving credit lines to SMBs to fund their short-term working capital needs. The credit lines have a 30-day billing cycle and outstanding balances after the bill due date are considered delinquent and will be subject to certain penalties. We typically reduce or waive all penalties if the borrower is cooperative in communicating a payment plan with us or submits the payment shortly after the due date.

Similar to credit cards, our credit lines contain no fees for borrowers to use this service as long as any outstanding balances are paid in full each month. We generate revenue primarily by charging transaction fees, which are currently approximately 2.4%. Merchants may use funds received from transactions to make payments to other users or merchants or cash out the funds via transfer to a bank account. Credit line users are subject to an application and credit approval process and are required to provide us with guarantees and collateral. For certain payments such as driver salary payments, a fee is charged instead to the borrower since the merchant in these scenarios typically will not accept paying a fee for such a transaction.

In partnership with SINOIOV, in October 2017, we began offering SINOIOV-Sinopec co-branded diesel fuel cards to our trucking customers. Our borrowers can use our credit lines to purchase these fuel cards, and the cards are valid for fuel purchases at all Sinopec service stations. We earn revenue from these arrangements by collecting rebates from the merchants.

As of December 31, 2017, we have originated and facilitated an aggregate of RMB46.3 billion in 30-day lines of credit transactions. We believe that our 30-day revolving lines of credit product will become our primary profit driver. We are catering to substantial demand from the trucking industry for short-term, low-cost credit to fund working capital needs. Not only are we able to generate high returns from transaction fees, but our 30-day credit product is also highly scalable since we can benefit from repeat transaction volumes from a one-time customer acquisition expense.

180-Day Term Loans

Currently, our 180-day term loans accrue interest at 4.25% (or 8.62% on an annualized basis). We charge a facilitation fee between 2-5% depending on the type of the loan. The fee portion is collected by the Company while the investor holding the loan at maturity receives the interest payment. In addition, the borrower remits 5-8% of the loan to the Company as a security deposit that is refunded to the borrower upon timely repayment. Payment of principal and interest is due in a lump sum at the maturity date at the end of the 180-days. Outstanding balances after the maturity date are considered delinquent, and the Company will keep the security deposit as a one-time penalty fee and may assess additional penalties. We typically reduce or waive all penalties if the borrower is cooperative with arranging a payment plan or submits the payment shortly after the maturity date.

As of December 31, 2017, we have originated and facilitated an aggregate of RMB13.3 billion in 180-day term loans.

Installment Loans

We began offering installment loans to fund purchases of trucks and consumer discretionary goods and services in December 2016. The loans require an order to be completed on one of our e-commerce websites with the borrowed purchase funds being transferred directly to the merchant via our payment network. Given the term of the loan and the type of purchase, we charge a fee between 6.9 – 8.6% to the merchant on the transaction and require some borrowers to provide us with collateral to partially secure their obligations. Terms of these installment loans may vary between 3-24 months; however, the majority of the installment loans carry a term of 12 months. As of December 31, 2017, we have originated and facilitated an aggregate RMB4.03 billion in installment loans, with 64.18% of the volume from trucking related purchases.

Borrowers

We generally source our borrowers from our nationwide physical sales network of over 280 company-owned offices, located in 30 provinces and covering 301 cities across China. Also, we have established a broad system of “associate stores,” “franchise stores,” and “individual agents” that work on a commission basis to refer borrowers, investors, and merchants to use our products. We believe that using these multiple borrower sourcing channels will allow us to grow our online business rapidly.

As of December 31, 2017, our borrowers consisted of 26.8% companies and 73.2% individuals, 50.68% are operating a trucking-related business and 69.1% also borrow for consumer purchases. We typically lend to SMB owners who are married and possess real property. We strictly prohibit providing services to people with criminal records or those listed on the national list of delinquent debtors.

As a result of industry knowledge we acquired through our legacy operations, we emphasize bringing SMBs in the trucking industry to our online lending platforms. These businesses may be individual truck owner and operators, truck leasing companies, truck dealerships, or logistic companies. Our borrowers in the trucking industry typically require financing for working capital needs or business expansions, and our online lending platform provides them with the flexibility to choose a financing option that best meets their needs. These borrowers typically reside in rural areas or lower tier cities.

We also offer consumer loans for retail purchases and other discretionary purchases such as home furnishing and decoration, albeit on a much smaller scale. The emerging middle class in China is a driver of growing consumption of discretionary products and services.

Investment Products

Each of the three types of our loan products are available to retail investors as fixed income investments on our Qingyidai marketplace. 180-day loans are named “Qingying” and provide annualized returns of 8.62% with principal and returned in lump-sum at maturity. 30-day loans are named “Yueying” and provide annualized returns of 8.1% with the principal and interest returned at maturity. Installment loans are named “Zhongying” and provide annualized returns of 9.02% with principal and interest returned monthly.

Investors are also able to exit any of the loan investments before full maturity by selling the loans to other investors on a secondary market provided by our platform. Secondary transactions are conducted based on a fixed pricing method by the Company where interest returns to the selling investor is discounted and the discounted amount passed on to boost the expected return of the purchasing investor. Investors selling 180-day loans before maturity will receive an annualized yield of 7.3% while the purchasing investor can earn an annualized return of 8.62 – 14.64% depending on the time to maturity. Investors selling 30-day loans before maturity will receive an annualized yield of 7.6% while the purchasing investor can earn an annualized return of 8.1-10.08% depending on the time to maturity. Investors selling installment loans will only receive the principal amount not yet returned and forfeit any interest accumulated during the current period.

In 2015 we launched the CeraVest Flex product, which gives investors flexibility concerning the term of their investment. As opposed to the fixed 180-day or 3-day term of the regular CeraVest product, CeraVest Flex allowed investors to add or withdraw funds as they please. To be compliant with China’s online lending regulations, we no longer offer the CeraVest Flex products to our customers.

At times the Company voluntarily purchases defaulted loans at maturity so that investors can retain their principal and the expected interest income. The Company also willingly purchases notes from investors on the secondary market if no other investors can buy the notes within a specified period; after which the Company immediately relists these loans for sale to other investors on the secondary market. All of the Company’s loan purchases are intended to provide the desired level of liquidity to investors; these actions are part of the Company’s commitment to providing the best investment experience to our customers.

We serve all investors domiciled in China and offer them investment opportunities in loans available on our marketplace. Currently, we focus our efforts on attracting individual investors and SMBs with idle cash on hand. We plan to expand and diversify our investor base to include institutional investors, such as banks, trust funds, and fixed income funds, as well as additional high-net-worth individuals who may invest more substantial amounts of funds. Due to our reliance on our offline sales network across China, we attract mostly investors located in lower tier cities since our offices operate in these regions, and there is less competition of investors as opposed to the 1st tier cities.

As of December 31, 2017, our investors profile consisted of 56% male and 44% female. In terms of age distribution, 25.3% of our investors were in their 20's, 37.9% in their 30's, 22.9% in their 40's, and 13.3% were in their 50's or older. The majority of our investors are located in the Hebei region as shown on the map below:

Sales & Marketing

We primarily utilize a highly targeted, multi-tiered approach to selling and marketing our products. We employ a direct sales force, partner with SMBs, use commission-only sales agents and rely on word of mouth advertising to market our products. For branding and promotional purposes, we invest a small portion of our budget on ads on various traditional and digital media sources such as news outlets, social media, app stores, and other third-party web or mobile app platforms. While we currently rely heavily on our sales network for customer acquisition, we expect digital and multimedia marketing to be our main channels going forward as we build capabilities in this area. As of December 31, 2017, 90.1% of borrowers were introduced to us by our franchise stores and associate stores while 45% of investors were referred to our peer-to-peer lending platform by our offline sales network.

Our sales network comprises a hierarchy of company-owned stores, associate stores, franchise stores, and individual agents. While historically our company-owned truck leasing sales centers have been located in rural areas, our new company-owned stores are located in 2nd – 4th tier cities and their chief sales and marketing related function are to acquire and manage associate stores and franchise stores. As of December 31, 2017, we have 287 company-owned stores in operation.

Associate stores are small businesses that have an extensive network of business and customer relationships within their region that have a keen interest in promoting our products. To become an associate store, the owner of the small business signs an employment agreement with the Company while his or her firm remains independent. By becoming an employee of the Company, the business owner of the associate store has a more significant legal responsibility to us, and we have more recourse options in cases of dispute or fraud. Associate stores are mandated to leverage their regional relationships to onboard more small businesses as our franchise stores as well as acquire borrowers and investors for our financial products in exchange for a commission on transaction volume adjusted for any delinquencies. We typically allow small businesses that have a long and successful working relationship with the Company to become our associate stores. As of December 31, 2017, we have established 135 associate stores that are actively operating.

Franchise stores are small businesses that have borrowing needs and a customer base that need our financial products. To become a franchise store, the business owner or manager has to complete a full credit assessment and execute a franchise agreement with the Company. The comprehensive credit assessment is necessary because the majority of our franchise stores are also our borrowers and because they will refer and acquire individual borrowers for us from their customer base. Thus we need to ensure that our franchise stores are creditworthy and have sound management to prevent unnecessary concentration of risk in these franchise stores. If authorized by us to do so, franchise stores can refer borrowers to us and collect application information from the borrowers on our behalf for a commission based on loan transaction volume adjusted for delinquencies. Not all franchise stores are authorized to refer borrowers to us, but all franchise stores are permitted to refer investors to our peer-to-peer lending platform in exchange for a commission on the average monthly invested balance. As of December 31, 2017, we had 35,837 franchise stores that are actively operating.

Individual agent is a concept introduced in the fourth quarter of 2017, and we are currently testing the method nationwide. Individual agents could be referred to the Company by any of our employees, associate stores, or franchise stores. To become an individual agent, the individual must demonstrate the possession of a broad personal network that he or she could leverage to promote our various products. Individual agents can refer franchise stores, borrowers, and investors to the Company in exchange for a commission based on transaction volume or average monthly invested balance. As of December 31, 2017, we had contracted 920 individual agents.

In conjunction with our sales and customer acquisition efforts, we also offer ongoing promotions that provide cash incentives to first-time investors on our platform. Existing customers that refer new investors to our platform can also receive a cash reward. From time to time, we will also conduct promotional campaigns targeted at specific segments of our existing customer base to retain or increase a customer’s invested balance. For investors in the Shijiazhuang region, we also offer room and dining vouchers for our hotel during seasonal promotional events.

Risk Management

We have extensive experience underwriting credit and managing risk concerning SMBs in the transportation industry. To manage the credit risk from the loans extended to customers, we have leveraged this experience in our current risk management practices. Our risk management efforts mainly focus on: i) thorough verification of personal and asset information; ii) building robust evidence for cases to collect through litigation; iii) maintaining and promoting a “never-call-it-quits” culture when it comes to collections; iv) developing our data-driven anti-fraud and credit assessment and decision systems.

Screening and Verification

As outlined in our transaction process, our verification of the information provided in each credit application is a core process of our risk management procedures. Each application begins with an in-person meeting to collect information and record photo and video evidence of the entire process. After our regional service representatives submit the application information to our headquarters for review, we verify the information provided against third-party sources such as state authorized personal identity databases, commerce bureau registration information, vehicle registration data providers, telecom data providers, and more. We also manually scrutinized the identification and documents provided to spot any false documentation. Finally, we also conduct an interview over the phone with the applicant to verify specific information and that they have indeed submitted a credit application for the purposes stated in the application materials. Most importantly, since the majority of loans are trucking related, we ensure that we verify the truck assets and ownership information since trucks are income generating assets and this allows us to determine whether the borrower can repay the loan.

Evidence and Case Building for Litigation

We have developed a streamlined set of procedures to efficiently file lawsuits against delinquent borrowers in local courts as well as establish criminal cases against fraudulent borrowers with the local police. In both scenarios, we must provide a robust record of evidence that documents the loan agreement’s validity, the borrower’s participation, and the borrower’s intent to commit fraud (if applicable). Thus as part of our application process, we emphasize that documents must be physically signed, fingerprinted or stamped with the borrower's company chop, witnessed by our service representative, and also require the process to be documented by photo and video. Physical signatures and multimedia records are strong evidence that we could use in court against an uncooperative delinquent borrower. Similarly, across all of our platforms and information systems, we keep complete logs of all user account activity that could be provided as evidence of the borrower committing fraud. In certain processes, we may use facial recognition service provided by a third party to verify the user conducting a transaction is, in fact, the authorized and registered user named on the account.

Developing Data Driven Risk Management Systems

We are in the process of implementing credit risk models that utilize both internal and external data sources to rate borrowers’ creditworthiness and calculate default risk for future use in our screening process. Since China has an underdeveloped credit rating system, we must rely on our proprietary models and alternative data to rate and underwrite prospective borrowers. Aside from internal data sources such as transaction history and user activity on our platform websites, we also purchase external data such as an applicant’s cell phone activity, bank card activity, traffic violations record, and highway toll data. Using a wide array of data that we collect over time, we can optimize our risk models to calculate default risk better.

Data-driven risk management is an area in which we are striving for improvement. Since our target customers have limited data that could be collected and verified by reliable third parties, we are continually experimenting with data sources that could help us improve our data-driven anti-fraud and credit evaluation processes.

Transaction Overview

Our loan facilitation process is designed to ensure that our customers can access the funds they need within a reasonable time while not sacrificing the quality of our risk management measures. Typically, our initial credit application process takes 1 business week, while subsequent credit line drawdowns or loan funding requests are processed instantaneously. The diagram below illustrates our general transaction process.

Step 1 Application Submission

In most of our loan facilitation scenarios, a borrower completes an initial application with one of our service representatives in person. At this stage, we ask the borrower to submit detailed documentation regarding the borrower’s identity and creditworthiness. The initial application and related agreements are signed in person and witnessed by our service representative. A video is recorded of the borrower signing agreements and citing that he or she acknowledges the terms and that the information submitted is accurate and complete. We also take photographs of assets such as the borrower’s truck with the borrower appearing in the same frame of the vehicle. All of the applicant information is submitted electronically via our backend management systems to our application review department for evaluation. Regional service centers mail hard copies of signed agreements to our headquarters for processing and record keeping.

Step 2: Screening and Verification

After our regional service representatives send the borrower’s credit application to our review department,
We conduct a series of anti-fraud checks on each credit application to ensure the information provided is true and complete. We use third-party data sources to check information such as the applicant’s cell phone activity, bank card activity, business registration, and vehicle registration. We also call the applicant to confirm specific details over the phone as well as contact the family members listed to ensure the contact information is valid. If any application information is deemed to be false or incorrect, we may contact the service representative who processed the application to make a correction or additional in-person validation. If we believe that an applicant purposely submitted false information or documentation, we will terminate the application and take additional measures to prevent the applicant from making use of our platform.

Step 3: Credit Assessment and Approval

Applications that clear our rigorous screening procedures move on to our credit assessment process for final credit approval. Our loan officers follow established credit limit policies and approve credit limits based on the verified information and collateral pledged by the borrower. Because all of our credit products are either interest-free or offered at a single fixed rate, we do not conduct risk-based pricing. For lines of credit and term loans, once we approve a credit limit, the borrower may request a drawdown of any amount within the credit limit either online or by conducting a transaction on our CeraPay platform. For our installment loans, each loan is approved based on a purchase order on our e-commerce platform and requires the borrower to complete the purchase at the point of sale, in person, at the merchant’s place of business.

Step 4: Loan Listing and Funding

When a borrower requests a loan online or conducts a credit transaction on our network, a loan request will list on our Qingyidai peer-to-peer lending platform for funding by retail investors. Investors will subscribe to a loan request, and once investors fully subscribe to a loan, we will transfer the funds after deducting fees and the deposit to the borrower’s platform account, from which the borrower can withdraw to his bank account for use. If a loan is not fully subscribed before the end of the day, the Company will use a subsidiary that is not Qingyi Technology to purchase the unfunded portion to ensure that we can fund the borrower’s loan request on the same day without delay.

Step 5: Servicing and Collections

We conduct collections for scheduled loan payments through an automated online process. Borrowers just have to deposit funds into their platform custody account before the scheduled time on the day of repayment. The borrower’s account is delinquent if he or she does not remit payment at the expected time and penalties would apply. We employ a variety of sequenced collection procedures, including working with delinquent borrowers to structure feasible payment plans, to ensure that we, and our investors, are repaid.

For borrowers across all of our loan products that have difficulty repaying delinquent balances within a reasonable time, we also offer our 180-day term loans as a way for these borrowers to restructure their delinquent loans. We may negotiate with delinquent borrowers to create a payment plan to repay a portion of the delinquent balance. Facilitation fees charged for these restructuring loans are typically higher at 3-5%.

Beginning in the fourth quarter of 2017, we began to sell certain delinquent loans to third-party collection companies. Prices for the loan sales are negotiated on a case by case basis. Alternatively, we may sell loans that have been delinquent for an extended period and have a low chance of being recovered at a significant discount to recover as much as possible. As of December 31, 2017, we have sold RMB 75.0 million of delinquent loans to third parties and incurred RMB 3.7 million loss from it. The average age of the delinquent loans sold as of December 31, 2017, is 314 days.

Internet-Based Services: E-Commerce

We have several e-commerce products targeting different vertical markets spanning the trucking, passenger vehicle, and retail industries. We offer our e-commerce services in conjunction with our lending services in an effort to establish an online presence for the merchants in our network and to help them grow their online business. Currently, our three primary e-commerce products are TruShip, AutoChekk, and PingPing.

TruShip

TruShip, launched in October 2015, is our online e-commerce platform whereby trucking industry merchants, such as dealerships and leasing companies, can establish an online store-front and conveniently conduct sales transactions through CeraPay. In December 2015, we launched the TruShip Logistics shipping marketplace on the platform. It allows participants in China’s fragmented long-haul trucking industry to publish, browse, and connect with shipping jobs across the country at no cost. CeraPay can process payment transactions resulting from connections made on TruShip Logistics. The primary strategic objective of TruShip is to provide our customers with a useful transaction platform that facilitates the increased use of CeraPay.

AutoChekk

AutoChekk, launched in March 2016, is our e-commerce platform for the passenger vehicle industry. AutoChekk provides consumers in China with a powerful and intuitive tool that makes researching and purchasing passenger cars or maintenance services convenient and affordable. The platform provides information regarding passenger cars that are available for sale and facilitates purchases. AutoChekk also provides consumers with search tools and a procurement platform for maintenance services.

PingPing

PingPing, launched in July 2016, is our e-commerce platform for small businesses. PingPing provides businesses with an easy-to-use online platform to establish an online presence while providing an intuitive, full-service online shopping experience for their customers. PingPing plans to offer B2B, B2C, and real estate e-commerce services, which are all complemented by Fincera's core financial service offerings. As with Fincera's TruShip and AutoChekk platforms, payment transactions are processed using CeraPay and other third-party payment platforms, and the resulting data will be used as underwriting metrics for CeraVest loans to small businesses.

Since our installment loans primarily drive transaction volume on our e-commerce websites, we are planning to consolidate our AutoChekk and PingPing websites under our consumer lending brand: Qingyifenqi by the end of the second quarter of 2018. This consolidation would align all of our consumer and investor-related businesses under the Qingyidai brand family, allowing for better recognition by our customers.

Merchants

Merchants in our payment and e-commerce network are primarily SMBs within the trucking industry, while some are small retailers that have customers that require our purchase financing services. Our financing services support the sales efforts of our merchants by attracting more customers that need purchase financing. In addition to increasing merchant sales, we also help improve their cash flow by reducing the number of customer receivables resulting from merchants providing goods or services to their customers on credit, a common practice in the trucking industry. For most of our financing services, the merchant pays us a percentage of the purchase amount as a transaction fee. The fee charged varies by merchant type and the type of the financing service and terms. Merchants can also invest their idle cash on our peer-to-peer lending platform to earn additional interest income. In addition to our financial services, merchants can also establish and manage online stores on any of our e-commerce websites to market their goods online.

As of December 31, 2017, we had 27,001 merchants registered across all of our platforms, 79.2% of which are trucking related and 20.8% of which are non-trucking related retailers. The majority of our merchants are located in mid-east China as shown on the map below.

Property Lease and Management Business

We own the Kaiyuan Finance Center, which is a 53-floor large-scale commercial building with hotel, office and ancillary facilities, erected on a land parcel with a site area of approximately 10,601 square meters in the central business district of Shijiazhuang, China. The office space in the building comprises a total gross floor area of roughly 62,701 square meters. Our corporate headquarters is located in the building, and we lease out the space that we do not occupy (about 54,696 square meters). As of December 31, 2017, we have leased out 88% of the area available for rent pursuant to leases that expire on various dates through 2022.

The Kaiyuan Finance Center also houses the Shijiazhuang Hilton Hotel. This full-service hotel property totals over 119,000 square meters and includes guest rooms, restaurants, conference facilities, a fitness center, spa and an underground parking garage. The Company has entered into a management and franchise agreement with Hilton Worldwide Holdings Inc. to manage and operate the hotel.

We believe that the Kaiyuan Finance Center is one of the premier commercial properties in Shijiazhuang, making it highly attractive to both office tenants and hotel guests. It is currently the tallest building in Hebei province and sits in a central location next to a large luxury shopping mall, the Hebei Provincial Museum and the Hebei Provincial Library. Its convenient location places it steps away from one of Shijiazhuang’s main thoroughfares, Zhongshan Road, where the city completed its first subway line in 2017.

Our Chairman has significant experience developing, owning and operating real estate assets. We aim to continually improve the operating results of our existing property through concentrated leasing, asset management, cost control and customer service efforts. We focus on meeting our customers’ needs and providing them with cost-effective services such as build-to-suit construction and space modification, including tenant improvements and expansions. Our property competes against similar properties located in our market primarily by location, rent, services provided and the design, quality, amenities, and condition of the facilities.

Customers

Our office leasing business mainly serves corporate clients with operations in Shijiazhuang with a need for premier office space in the city center. We attract many financial services companies as our tenants as well as regional divisions of large enterprises.

Our hotel business mainly serves individual guests, corporate guests, ballroom event or conference attendees, third-party travel agencies, and hotel restaurant customers. The majority of our hotel guests are Chinese nationals; however, approximately 6% of our past guests have been foreign nationals.

Sales & Marketing

As one of the premier office locations in Shijiazhuang, we require little advertisement or marketing to attract tenants for our vacant office space at Kaiyuan Finance Center. We maintain a staff of 7 team members to manage tenant relationships, collect lease payments, receive inbound inquiries from prospective tenants, negotiate lease contracts, and coordinate tenant requests. When space is available for lease, our sales sometimes may also proactively make sales calls to reputable local enterprises currently leasing other comparable high-end office spaces in the area. As of December 31, 2017, approximately 88% of the office space had been leased out.

Our hotel business follows sales and marketing guidelines set forth by Hilton. Our Hilton sales and marketing department consists of 14 team members responsible for executing marketing strategy and managing sales and promotions of all hotel products including space rentals for conferences and other corporate functions. The marketing team routinely advertises in traditional media such as magazines, local radio, and outdoor ads at central locations to target local customers. We also promote through social media and partner with banks to reach customers using their channels. The hotel will also conduct seasonal promotions to increase food and dining revenue as well as annual charitable events to promote the Shijiazhuang Hilton brand.

Competition & Competitive Strengths

We face direct competition for borrowers from a multitude of financial institutions and lending platforms in China. In the trucking industry, our installment loans for truck purchases competes against other leasing companies’ services as well as financing services provided the manufacturer. Our 180-day term loans compete against regional banks and private lenders that may lend to small businesses within the trucking industry. Moreover, our installment loans for consumer purchases of non-discretionary goods compete directly against consumer loans offered consumer lending platforms, consumer finance companies, micro-finance companies, and commercial banks.

We also face considerable competition for individual investors. We compete with a multitude of different investment products in various asset classes. These include but are not limited to equities, bonds, peer-to-peer loans, investment trust products, bank savings accounts, and real estate and alternative asset classes.

Our e-commerce businesses face competition from many nascent and established internet companies. Our trucking platform TruShip faces competition from well-funded logistics platforms such as Huochebang and Loji. Our consumer e-commerce platforms Pingping and AutoChekk directly compete against various consumer and new vehicle e-commerce startups or subsidiaries of established e-commerce companies such as JD.com and Alibaba.

Our office leasing and hotel business face competition from other premier office space for lease as well as internationally branded hotel chains located in the city of Shijiazhuang.

Nevertheless, we believe the following strengths make us competitive in this environment:

Our experience developing proprietary credit controls and information systems minimizes risk and potential losses.

We have several years of experience developing standardized underwriting and credit control procedures. We believe that this knowledge and expertise allows us to profitably service underserved market segments with a minimum amount of risk. Our screening and approval process helps to ensure that we only accept customers whom we believe will be able to fulfill the terms of the loans facilitated through our platform.

With the rapid growth of our high-volume online lending platforms, we are developing data-driven risk assessment systems in conjunction with third-party consultants. Because we possess proprietary and exclusive transaction data on borrowers that transact through our e-commerce websites, we believe we have strong potential to develop value-added risk models that will further improve our underwriting and credit control procedures and better position us to compete in the lending and payment processing markets.

We offer competitive rates and fees to our borrowers.

Our 30-day credit lines and 12-month purchase financing are interest-free if borrowers are not late on their payments and our 180-day term loans currently carry an effective annual percentage rate of 14 - 21%. We believe borrowers find that our rates and fees can significantly lower their cost of capital for their business financing needs. We believe our financing products offers unique opportunities for businesses and consumers to access affordable credit at rates and with fees that that few competitors can match.
Our nationwide sales network provides us greater borrower access.

We believe that our vast sales network differentiates us from our competitors. Our bricks-and-mortar locations span a broad geographic footprint that facilitates our sales, marketing and service efforts with our target customers, who are located mostly in smaller cities and rural areas that are not readily reached through online advertising or our other media channels.

Our management team has significant experience operating in our industries of focus.

Our founder started one of the earliest commercial vehicle leasing companies in 1994 and, by the time we began winding down our legacy commercial vehicle business in 2015, we considered ourselves the leading provider of commercial vehicle leases to owners and owner-operators. Key members of the founding team remain in senior sales and risk management positions with Fincera. Over time we have accumulated significant experience in the trucking industry and knowledge about its participants. We also have developed a strong reputation and many business relationships through our commercial vehicle sales, leasing and support business. Because the trucking industry is the primary focus of our initial strategy, we believe our over two-decade long experience in this sector as well as working with SMBs will be crucial to making our new Internet-based businesses successful in this industry and others.

Additionally, our founder has significant experience in developing, owning, and operating real estate assets. Through Hebei Kaiyuan Real Estate Development Co., Ltd. he has become one of the preeminent developers of real estate in Shijiazhuang by developing several landmark commercial and residential projects in the city center. He leverages this expertise in owning and operating the Kaiyuan Finance Center.

We offer flexible investment products that provide greater liquidity for investors

Investors that purchase any of our products are allowed to sell their investments to other investors on a secondary market that we operate. We determine the pricing of loans sold on the secondary market and control certain aspects of the transactions to encourage investors to purchase secondary market investments for increased returns.

Corporate Strategy

Leveraging our strengths and our risk management experience, we plan to implement the following key strategies to continue to grow our business volume and gain market share within our target industries.

Broaden our selection of financing and e-commerce services and increase our market share in the trucking industry

We are leveraging our experience in the trucking industry to expand our product lines within the industry. In the past two years, we have launched new products to provide financing for truck purchases, fuel card purchases, employee payments, and highway toll fees. We plan to expand our product offerings to serve even more trucking related businesses such as shipping agencies and repair shops. We hope that by connecting even more trucking SMBs with financing through our online lending platform, we can gain additional customers and increase our market share in the industry. With the increased traffic to our online lending platforms, we can then monetize these expanded services by charging transaction fees or by using the transaction data in our risk models to further decrease default risk and related expenses.

Expand our financial services to retail and other industries.

As we grow our product offerings and business volume in the trucking industry, we plan to expand our financial services to other consumer-facing sectors and further diversify our lending activities. Developments such as government policies on environmental protection and the proliferation of electric vehicles may affect the Chinese trucking industry. We seek to diversify into other sectors to maintain our prospects for growth in the future. We believe that our financial products are highly adaptable for use in retail and other industries.

Expand and diversify our investor base and offer more investment products

The investors currently on our platform are geographically concentrated around the Hebei province and surrounding regions in mid-east China. Our investor base consists mainly of individuals or small businesses, and their average investment tends to be higher than the industry standard as the average age of our investors is 37. We plan to expand and diversify our investor base by increasing sales and marketing efforts in regions where we lack investors, and we seek to attract younger investors that may increase their investment profile with us over time. We are also seeking relationships with institutional investors that have lower return expectations and can help reduce the cost of capital to our borrowers.

Continue to improve our risk management processes and risk modeling capabilities

We plan to continue to monitor and refine our risk management processes to reduce the incidence of frauds and defaults. In addition to gathering more data from our internal process to drive improvements in our operations, we seek to interface with more data providers that can supply us with various forms of credit data or other personal information of borrowers to support our anti-fraud and risk modeling mechanisms. We plan to strengthen our data analytics and machine-learning development team to develop and refine additional risk models as we produce different types of loan products targeted at customers in various industries.

Invest in our technology platforms to increase the efficiency of our operations

We plan to continue to invest in our development teams and technology platforms to provide more process automation and increase the stability of our online services. In the past year, we have adopted DevOps, a software engineering culture and practice that aims at unifying software development (Dev) and software operation (Ops). The main characteristic of the DevOps movement is to strongly advocate automation and monitoring at all steps of software construction, from integration, testing, releasing to deployment and infrastructure management. DevOps aims at shorter development cycles, increased deployment frequency, more dependable releases, in close alignment with business objectives. We have spent a considerable effort to automate our virtual environment creation, code integration, testing, code deployment, and feature release processes. We will continue to implement DevOps best practices to increase our speed of feature releases and responses to service interruptions. By doing so, we may improve the security and stability of our online services, which will enhance our brand reputation in the market.

Furthermore, because our businesses require significant interaction between our physical sales network across China and our information systems, we plan to develop more convenient mobile-enabled applications to support our sales efforts. We also intend to invest in and use technologies to further enhance operational efficiencies in our human resources, finance and accounting, and marketing teams.

Maintain our status and market share as the premier office and luxury hotel property in Shijiazhuang

We believe that our Kaiyuan Finance Center is currently one of the premier commercial properties in Shijiazhuang. It is the tallest building in the Hebei province and is located in the city’s financial and political center immediately next to the provincial government’s offices. Office space in the Kaiyuan Finance Center is in demand, and we have an occupancy rate of 88% as of December 31, 2017. Our five-star, Hilton operated hotel is one of the best five-star hotels in Hebei and was awarded Hilton’s Connie Award in 2014 for Asia. We plan to maintain Kaiyuan Finance Center’s status in the area by continuing to provide excellent service to our customers. We also plan to leverage the brand value of the Kaiyuan Finance Center to increase the brand recognition of our online services in the region.

Increase public recognition of our brand through multi-channel marketing

As we continue to launch more consumer-facing online services, we plan to increase our brand marketing through a multi-channel approach to extend our reach beyond the trucking industry and the Hebei region where we are based. We intend to invest prudently in online advertising and to optimize our channel selection based on cost efficiency. We also intend to invest in social media advertising. We also seek to participate in more cross-platform and cross-industry collaborations with well-branded companies that can help elevate our brand recognition. Finally, we seek to gain brand exposure through our offline merchant partners who may choose to display our brand signage and promotional materials at their store locations.

Seasonality

We experience seasonality in both our internet and our hotel businesses, reflecting effects from market seasonality and our promotional activities. For our financial services, we typically see seasonally low lending and borrowing activity around the calendar year end and around the time of Chinese New Year when business activity usually slows down. Consequently, we often experience a season-high immediately after the Chinese New Year as business activity rebounds in the spring. Also, for our trucking-related financial and e-commerce services, we often experience a season-high in the months of September and October, a period regarded as high season for truck sales.

Our hotel business typically sees decreased activity immediately before and after the Chinese New Year when corporate clients are not as active. Seasonal highs occur in the fourth quarter of each year as corporate activity picks up close to year end. Food and beverage sales also experience increases during summer and winter school holidays from increased family activity and spending during this period.

Capital Expenditures

Our capital expenditure primarily includes leasehold improvements of the Kaiyuan Finance Center that we acquired in September 2012. For fiscal 2015 we incurred RMB7.5 million in leasehold improvement for the Kaiyuan Finance Center. For fiscal 2016 we incurred RMB4.0 million in leasehold improvement for the Kaiyuan Finance Center. For fiscal 2017 we incurred RMB5.1 million in leasehold improvement for the Kaiyuan Finance Center.

Discontinued Operations

In late 2015 we began winding down the operations of our commercial vehicle sales, leasing and support business because we felt that our Internet-based business presented both a better opportunity and a more efficient way to operate. Our commercial vehicle sales, leasing and support business provided commercial vehicle leasing solutions for small and medium-sized businesses in China’s transportation industry. We offered sales-type leases that include after-sales service and support for Class 8 heavy trucks (gross vehicle weight rating “GVWR” of over 33,000 lbs). Our insurance agency business, in which we established an insurance agency company, Shijie Kaiyuan Insurance Agency Co., Ltd (“Kaiyuan Insurance”), to act as a direct insurance agent in China, is part of this segment. Due to this strategic shift, we present our commercial vehicle sales, leasing and support business as a discontinued operation in our financial statements.

In 2017, we accelerated the wind-down of the tail-end portfolio by selling our registered logistics subsidiaries to third parties along with the leasing portfolio held by these subsidiaries. As of December 31, 2017, our remaining leasing portfolio consists of RMB47.6 million in receivables.

Our Technology Systems

We have established a comprehensive suite of information technology systems to operate our various business lines. We host most of these technology systems on Microsoft Azure’s cloud computing platforms. We believe using Microsoft’s cloud solution would allow us to scale capacity quickly when needed and also reduces the operational risks and costs from maintaining a cloud infrastructure by ourselves. Microsoft’s services offer many layers of security and redundancy to ensure the reliability and safety of our systems. We also maintain our own set of Docker-based platform infrastructure used to run our internal tools and testing environments as well as for periodic data backup. We have plans to establish a set of self-maintained platform infrastructure to serve as a backup service for our customers in case of interruptions in Microsoft’s cloud service.

Our product development and IT teams comprise of 218 employees as of December 31, 2017, and they focus primarily on developing our front-end and backend systems and maintaining high-performance operations of all of our technology systems and infrastructure. Our technology systems consist of mainly the following:

1.
Front-end systems: Customer facing services such as websites and mobile apps developed entirely in-house by our product development team based in Beijing. We utilize a distributed infrastructure to allow for scalability and high availability for all of our customer-facing applications.

2.
Back-end management systems: Internal management systems used by our employees to operate the business and include systems such as our CRM, call center, credit review, financial, and accounting systems. Most of our back-end systems are developed in-house as they require substantial customization for our use cases, while some are purchased from third parties and integrated with our core back-end management systems. We use financial accounting software provided by SAP, office administration software provided by Weaver Software, call center software supplied by Udesk, reservation and point-of-sale systems provided by Hilton for our hotel business, and Tencent’s WeChat Enterprise for internal instant messaging.

3.
Development tools and monitoring systems: We have developed many in-house tools to increase our development speed and help improve our product quality through active monitoring. We can test in production-like environments throughout our testing process and deploy in production without any interruptions to our services since we can control the traffic that can visit the newly released features. As part of our coding practices, we insert monitoring code on all system services and link log results to multiple graphic-interfaces that display monitoring data and issue alerts in real time. All of the continuous integration, continuous deployment, and monitoring systems that we have developed allow us to develop, test, and deploy our products quickly and safely.

We believe that improving performance, stability, and user experience is the primary focus of our product development efforts for our front-end systems. For our back-end systems, we hope to improve the integration between sub-systems to create a more seamless and efficient interface and also develop machine learning algorithms to increase the usage of our automated and data-driven credit assessment processes. Also, we hope to discover and purchase additional third party software that could help us save development and maintenance costs on generic back-end systems that require little customization.

Employees

As of December 31, 2017 our employee headcount was as follows:

Product Development	218
Administrative	31
Finance & Audit	84
Operations & Marketing	94
Risk Management	85
Sales Staff	1,447
Office Leasing Operations	44
Hotel Operations	388
Total	2,391

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including, among other things, housing, pension, medical insurance and unemployment insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount determined by the local government from time to time.

Insurance

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We have property insurance covering our equipment on all floors of the Kaiyuan Finance Center and also various property insurance policies insuring the different floors of the office space and hotel. We have also purchased terrorism insurance and business interruption insurance for our hotel operations. We do not maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Facilities

Our headquarters is based in Shijiazhuang, the capital of Hebei Province. We own the Kaiyuan Finance Center where our headquarters occupy approximately 8,005 square meters of office space. We also lease office space with an area of roughly 2,560 square meters in Beijing for our product development and IT teams. We also rent approximately 22,350 square meters of office space in cities across China for our regional headquarters and company-owned stores.

Trademarks and Intellectual Property

Fincera, CeraPay, and CeraVest are registered trademarks of the Company in the United States. We have also been granted software copyrights in China for four of our mobile applications. We have successfully registered over 44 trademarks of different variations of our current and potential product logos and names and have several other trademark applications in China that are pending approval.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management's time and attention. We currently are not a party to any material legal or administrative proceedings.

Governmental Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Because we provide online lending services and operate e-commerce websites, we are regulated by various government authorities, including, among others:

(i)
the People’s Bank of China, or the PBOC, as the central bank of China, regulating the formation and implementation of monetary policy, issuing the currency, supervising the commercial banks, assisting the administration of the financing and acting as the regulator for third party payment platforms;

(ii)
China Banking Regulatory Commission, or the CBRC, regulating financial institutions, promulgating the regulations related to the administration of financial institutions and acting as the regulator for the online lending industry; and

(iii)
the Ministry of Industry and Information Technology, or the MIIT, regulating the telecommunications and telecommunications-related activities, including, but not limited to, internet information services and other value-added telecommunication services.

Regulations Relating to Online Lending Services

Regulations on Online Lending Information Intermediaries

In July 2015, ten PRC regulatory agencies, including the PBOC, the MIIT and the CBRC, jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance, or the Internet Finance Guidelines. The Internet Finance Guidelines call for active government support of China's internet finance industry, including the online peer-to-peer lending service industry, and clarify the division of responsibility among regulatory agencies. The Internet Finance Guidelines specify that the CBRC will have primary regulatory responsibility for the online peer-to-peer lending service industry in China and state that online peer-to-peer lending service providers shall act as an intermediary platform to provide information exchange, matching, credit assessment and other intermediary services, and must not provide credit enhancement services and/or engage in illegal fundraising. The Internet Finance Guidelines provide additional requirements for China's internet finance industry, including the use of custody accounts with qualified banks to hold customer funds as well as information disclosure requirements.

In April 2016, to further implement the requirements specified in the Internet Finance Guidelines, the General Office of the State Council issued the Implementation Plan of Specific Rectification for Risks Related to Internet Finance and fifteen regulatory agencies (including the CBRC) issued the Implementation Plan of Specific Rectification for Risks Related to Online Peer-to-Peer Lending, or the Implementation Plans. The Implementation Plans emphasize several requirements that are contemplated for the rectification of the peer-to-peer lending service industry, which include, among others, (i) that an online peer-to-peer lending service provider is an information intermediary; (ii) the lending through the online platform conducted by such service provider meets the standards of direct lending, namely the direct lending from individuals to individuals realized through the online platform; (iii) the online peer-to-peer lending service provider shall not violate regulatory "red lines", including setting up any capital pools, financing for itself, promising on a guarantee of principal and interest and etc.; (iv) the funds of lenders and borrowers shall be deposited with eligible third-party custodian accounts and (v) full, timely and objective disclosure of the information, and the establishment of information security measures.

In August 2016, four PRC regulatory agencies, including the CBRC, the MIIT, the MPS and Cyberspace Administration of China, issued the Interim Measures for Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures. The Interim Measures define online lending information intermediaries as the financial information intermediaries that are engaged in the online peer-to-peer lending information business and provide lenders and borrowers with lending information services, such as information collection and publication, credit rating, information interaction and loan facilitation. Consistent with the Internet Finance Guidelines, the Interim Measures prohibit online lending information intermediaries from providing credit enhancement services and collecting funds directly or indirectly, and require that, among other things, that (i) online lending information intermediaries intending to provide online lending information agency services and their subsidiaries and branches must make relevant record-filing with local financial regulatory authorities with which they are registered after obtaining the business license; (ii) online lending information intermediaries operating telecommunication services must apply for relevant telecommunication service license after the completion of the record-filing and registration with the local financial regulatory authority; and (iii) online lending information intermediaries must materially specify the “online lending information intermediary” in the business scope.

The Interim Measures list the following businesses that an online lending information intermediary must not, by itself or on behalf of a third party, participate in: (i) financing for themselves, whether or not in disguised form; (ii) accepting or collecting directly or indirectly the funds of lenders; (iii) providing lenders with guarantees or promises on guarantees of principal and interest directly or in disguised form; (iv) publicizing or promoting financing projects at physical locations; (v) extending loans, except otherwise as provided by laws and regulations; (vi) splitting the term of any financing project; (vii) offering wealth management and other financial products by themselves to raise funds, and selling as an agent bank wealth management, securities company asset management, fund, insurance or trust products and other financial products; (viii) conducting asset securitization business or realizing transfer of creditors' rights in the forms of asset packaging, asset securitization, trust assets, fund shares, etc.; (ix) engaging in any form of mixture, bundling or agency with other institutions in investment, agency in sale, brokerage and other business except as permitted by laws, regulations and relevant regulatory provisions on online peer-to-peer lending; (x) falsifying or exaggerating earnings outlooks of financing projects, concealing the defects and risks of financing projects, making false advertising or promotion, etc., by using ambiguous words or other fraudulent means, fabricating or spreading false or incomplete information impairing the business reputation of others or otherwise misleading lenders or borrowers; (xi) providing information intermediary services for high-risk financing which uses the borrowed funds for investment in stocks, over-the-counter fund distribution, futures contracts, structured funds and other derivative products; (xii) engaging in businesses such as crowd-funding in equity; and (xiii) other activities prohibited by the laws, regulations and the regulatory provisions on online peer-to-peer lending.

In addition, the Interim Measures stipulate that online lending information intermediaries shall not operate businesses other than risk management and necessary business processes such as information collection and confirmation, post-facilitation loan management in accordance with online lending regulations, via offline physical locations. Furthermore, the Interim Measures provide that online lending information intermediaries shall, based on their risk management capabilities, set upper limits on the loan balance of a single borrower borrowing both from one online lending information intermediary and from all online lending information intermediaries. In the case of natural persons, this limit shall not be more than RMB 200,000 (US$30,608) for one online lending information intermediary and not more than RMB 1 million (US$153,041) in total from all platforms, while the limit for a legal person or organization shall not be more than RMB 1 million (US$153,041) for one online lending information intermediary and not more than RMB 5 million (US$765,205) in total from all platforms. Moreover, the Interim Measures require that each online lending information intermediary (i) separate its own capital from funds received from lenders and borrowers and (ii) select a qualified banking financial institution as its fund custodian institution, which shall perform custody and administrative responsibilities as required.

The Interim Measures also set out certain additional requirements applicable to online lending information intermediaries on, among other things, the real-name registration of lenders and borrowers, risk management procedures, internet and information security, limits on the loan funding period (no more than 20 business days), personal credit management, file management, lenders and borrowers protection, prohibition on making decisions by online lending information intermediaries on behalf of the lender without the authorization of the lender, administration of electronic signatures and information disclosure.

Any violation of the Interim Measures by an online lending information intermediary may subject such online lending information intermediary to certain penalties as determined by applicable laws and regulations, or by relevant government authorities if the applicable laws and regulations are silent on the penalties. The applicable penalties may include, but are not limited to, criminal liabilities, warning, rectification, tainted integrity record and fines of up to RMB 30,000 (US$4,591). If any online lending information intermediary established prior to the implementation of these Interim Measures fails to conform to the provisions of these Interim Measures, the local financial regulatory authority shall require such online lending information intermediary to make rectification, and the rectification period shall not exceed 12 months. See "Risk Factors—Risks Related to Our Business—If our online lending services are deemed to violate any PRC laws or regulations governing the online lending industry in China, our business, financial condition and results of operations would be materially and adversely affected."

Regulations on Record-filings of Online Lending Information Intermediaries

In November 2016, the CBRC, the MIIT and the General Office of the State Administration for Industry and Commerce, jointly issued the Guidelines on the Administration of Record-filings of Online Lending Information Intermediary Agencies, or the Record-filings Guidelines, to establish and improve the record-filing mechanisms for online lending information intermediaries.

According to the Record-filings Guidelines, a newly established online lending information intermediary shall make the record-filings with the local financial regulatory authority after obtaining the business license. With respect to any online lending information intermediary that was established and conducting business prior to the publication of this Record-filings Guidelines, the local financial regulatory authority shall, pursuant to relevant arrangement of specific rectification work for risks in online peer-to-peer lending, accept the application for record-filings submitted by a qualified online lending information intermediary, or any online lending information intermediary which has completed the rectification confirmed by relevant authorities.

In December 2017, the Online Lending Rectification Office issued the Notice on Rectification and Inspection Acceptance of Risk of Online Lending Information Intermediaries, or Circular 57, which provides for further clarification on several matters in connection with the rectification and record-filing of online lending information intermediaries, including, among other things:

●
Circular 57 sets forth certain requirements that an online lending information intermediary must meet before it can qualify for the record-filing, including: (i) an online lending information intermediary may not conduct the "thirteen prohibited actions" or exceed the Individual Lending Amount Limit after August 24, 2016, and shall gradually reduce the balance; (ii) an online lending information intermediary which has participated in businesses of real estate mortgages, campus loans or "cash loans" is required to suspend new loan facilitation and the outstanding balance of the abovementioned loans shall be gradually reduced within a certain timetable as required under CBRC Circular 26 and Circular 141; and (iii) the online lending intermediaries are required to set up custody accounts with qualified banks that have passed certain testing and evaluation procedures conducted by the Online Lending Rectification Office to hold customer funds. For the online lending intermediaries that are unable to accomplish the rectification and record-filing but are continuing to participate in the online lending business, the relevant authorities shall subject online lending intermediaries to administrative sanctions, including but not limited to revoking their telecommunicating business operation licenses, shutting down their business websites and requesting financial institutions not to provide any financial services to such online lending intermediaries.

●
the local governmental authorities shall conduct and complete acceptance inspection of the rectification with the following timetable: (i) completion of record-filing for major online lending information intermediaries by the end of April 2018; (ii) with respect to online lending information intermediaries with substantial outstanding balance of those loans prohibited under the relevant laws and regulations and where timely reduction of those balance is difficult, the relevant business and outstanding balance shall be disposed of and/or carved out, and record-filing shall be completed by the end of May 2018; and (iii) with respect to those online lending information intermediaries with complex and extraordinary circumstances and substantial difficulties exist to complete rectification, the "relevant work" shall be completed by the end of June 2018.

●
the online lending information intermediaries shall discontinue setting aside additional funds as risk reserve funds or originating new risk reserve funds. In addition, the existing balance of risk reserve funds shall be gradually reduced. Moreover, online lending information intermediaries are prohibited from promoting their services by publicizing the risk reserve funds, and authorities shall actively encourage the online lending information intermediaries to seek third parties to provide lenders with alternate means of investor protection, including third-party guarantee arrangements.

See "Risk Factors—Risks Related to Our Business—If our online lending services are deemed to violate any PRC laws or regulations governing the online lending industry in China, our business, financial condition and results of operations would be materially and adversely affected—Record-Filing."

Regulations on Custody of Funds of Online Lending Information Intermediaries

The Interim Measures require an online lending information intermediary to carry out isolated management of its proprietary funds and the funds of lenders and borrowers and to choose an eligible banking financial institution as the custodian institution for the funds of lenders and borrowers. Pursuant to the Interim Measures, the depositary shall enter into fund custodian agreements with an online information intermediary, the borrowers, the lenders and/or other related parties, and conduct custodian, transfer, payment, accounting and supervision of the funds of lenders and borrowers pursuant to such agreements.

In February 2017, the CBRC issued the Guidelines on Online Lending Funds Custodian Business, or the Custodian Guidelines, which define depositories as commercial banks that provide online lending fund custodian services, and stipulate that the depositories shall not engage in offering any guarantee, including: (i) offering guarantees for lending transaction activities conducted by online lending intermediaries, or undertaking any liability for breach of contract related to such activities; and (ii) offering guarantees to lenders, guaranteeing principal and dividend payments or bearing the risks associated with fund lending operations for lenders.

Apart from the requirements set forth in the Interim Measures and the Internet Finance Guidelines, the Custodian Guidelines impose certain responsibilities on online lending information intermediaries, including entering into fund custodian agreements with only one commercial bank to provide fund custodian services, and organizing independent audit on funds custodian accounts of borrowers and investors and various other services. The Custodian Guidelines also provide that online lending information intermediaries are permitted to entrust a custodian bank to render fund custodian services only after satisfying certain conditions, including: (i) completing registration, filing records and obtaining a business license from the competent industry and commerce administration authority; (ii) filing records with the local financial regulatory authority (but according to Circular 57 issued after the Custodian Guidelines and other relevant regulations, opening a fund custodian account with qualified banks may be a pre-condition for the online lending information intermediaries to file with the local financial regulatory authority); and (iii) applying for a corresponding telecommunications service license pursuant with the relevant telecommunication authorities. The Custodian Guidelines also require online lending information intermediaries to perform various obligations and prohibits them from advertising their services except in accordance with certain exposure requirements, the interpretation and applicability of which is unclear, as well as certain oversight requirements. The Custodian Guidelines also sets forth other business standards and miscellaneous requirements for depositories and online lending information intermediaries. Online lending information intermediaries and commercial banks conducting the online custodian services prior to the effectiveness of the Custodian Guidelines have a six-month grace period to rectify any activities not in compliance with the Custodian Guidelines.

Furthermore, Circular 57 requires online lending information intermediaries to set up custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the Online Lending Rectification Office.

We have entered into an agreement XWBank, under which the bank provides custodian services for funds of customers and investors, we implemented the XWBank custody program for customer funds on March 20, 2018. However, if XWBank fails such testing and evaluation procedures required by Circular 57, we may have to seek an alternative custodian bank other than these banks to satisfy the relevant regulatory requirement, which may materially affect our rectification progress and record-filing application, which in turn may materially and adversely affect our business. See "Risk Factors—Risks Related to Our Business—If our online lending services are deemed to violate any PRC laws or regulations governing the online lending industry in China, our business, financial condition and results of operations would be materially and adversely affected—Custody of Funds."

Regulations on Information Disclosure by Online Lending Information Intermediaries

The Interim Measures stipulate certain requirements on the information disclosure by an online lending information intermediary, which include, among other things: (i) full disclosure of the basic information of borrowers and the financing projects, the risk assessment results and potential risk of the projects, the use of funds, and other related information on the official websites; and (ii) submission of the regular information disclosure announcements and other relevant documents to the local financial regulatory authorities for records, and preservation of such documents at the intermediary's domicile for inspection by the public. Pursuant to the Interim Measures, detailed rules on the information disclosure by an online lending information intermediary shall be formulated separately.

In August 2017, the General Office of the CBRC issued the Guidelines on Information Disclosure of the Business Activities of Online Lending Information Intermediaries, or the Disclosure Guidelines. Consistent with the Interim Measures, the Disclosure Guidelines emphasize the requirement of information disclosure by an online lending information intermediary and detail the frequency and scope of such information disclosure. Pursuant to the Disclosure Guidelines, online lending information service providers should disclose certain information on their websites and all other internet channels, including mobile applications, WeChat official accounts or Weibo, including, among others, (i) the record-filing and registration information, the organization information, the examination and verification information, and transaction related information, including transactions matched through the online lending information service providers for the previous month, all of which shall be disclosed to the public; (ii) the basic information of the borrowers and the loans, the risk assessment of such loans, and the information of the outstanding transactions matched, all of which shall be disclosed to the investors; and (iii) any event that would result in a material adverse effect to the operations of online lending information providers, which shall be disclosed to the public within 48 hours upon occurrence. The Disclosure Guidelines also require online lending information service providers to record all the disclosed information and retain such information for no less than five years from the date of the disclosure. Any violation of the Disclosure Guidelines by an online lending information intermediary may subject the online lending information intermediary to certain penalties under Interim Measures. In addition, the Disclosure Guidelines require online lending information intermediaries that do not fully comply with the Disclosure Guidelines in conducting their business to rectify the relevant activities within six months after the release of the Disclosure Guidelines.

Regulations on Cash Loans

In April 2017, the Online Lending Rectification Office issued the Notice on the Performance of Check and Rectification of Cash Loan Business Activities and a supplementary notice, or the Notice on Cash Loan. The Notice on Cash Loan requires the local branches of the Online Lending Rectification Office to conduct a comprehensive review and inspection of the cash loan business of online lending platforms and require such platforms to implement necessary improvements and remediation within a specific period to comply with the relevant requirements under the applicable laws and regulations. The Notice on Cash Loan focuses on preventing malicious fraudulent activities, loans that are offered at excessive interest rates and violence in the loan collection processes in the cash loan business operation of online lending platforms. The Online Lending Rectification Office also issued a list of cash loan business activities that are to be examined.

In December 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Notice on Regulating and Rectifying "Cash Loan" Business, or Circular 141, which specifies the features of "cash loans" as not relying on consumption scenarios, with no specified use of loan proceeds, no qualification requirement on customers and unsecured, etc.

Circular 141 sets forth several general requirements with respect to the "cash loan" business, including, without limitation, that: (i) no organizations or individuals may conduct the lending business without obtaining approvals for the lending business; (ii) the aggregate borrowing costs of borrowers charged by institutions in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court on August 6, 2015, or the Private Lending Judicial Interpretations; (iii) all relevant institutions shall follow the "know-your-customer" principle and prudentially assess and determine the borrower's eligibility, credit limit and cooling-off period, etc., loans to any borrower without income sources are prohibited; and (iv) all relevant institutions shall enhance the internal risk control and prudentially use the "data-driven" risk management model.

Moreover, Circular 141 provides that online lending information intermediaries are prohibited from facilitating any loans to students or other persons without repayment source or repayment capacity, or loans with no designated use of proceeds, or participating in the real estate mortgage business. Also, such intermediaries are not permitted to deduct interest, handling fees, management fees or deposits from the principal of loans provided to the borrowers in advance. Online lending information intermediaries shall not match or match in a disguised form any loans in violation of the provisions on the interest rate.

Regulations on Microcredit Companies

In May 2008, the CBRC and the PBOC jointly issued the Guiding Opinions of the China Banking Regulatory Commission and the People’s Bank of China on the Pilot Operation of Microcredit Companies, or the Microcredit Companies Guidelines, which provide that a microcredit company is a company specialized in operating a small or micro lending business, established with investments from natural persons, legal-person enterprises or other social organizations, and not accepting any public deposits. Currently there is no regulatory authority at the national level with respect to the administration and supervision of microcredit companies in the PRC.

Pursuant to the Microcredit Companies Guidelines, if a provincial government determines a competent department (office of finance or relevant organizations) to be responsible for the supervision and administration of microcredit companies and the regulation of risks associated with microcredit companies, such provincial government may carry out the pilot operation of microcredit companies within such province. The applicant is required to file an application with the competent department of the provincial government for approval to establish a microcredit company. The major sources of funds of a microcredit company are required to be the capital paid by shareholders, donated capital and the capital borrowed from a maximum of two banking financial institutions. Furthermore, the balance of the capital borrowed from banking financial institutions within the scope as prescribed by applicable laws and regulations cannot exceed 50% of the net capital.

When granting credit, microcredit companies are required to adhere to the principle of "small loan amounts and diversification." They are encouraged to provide credit services for farmers and small businesses and make greater efforts to increase their number of clients and expand their coverage of services. The outstanding amount of credit granted by a microcredit company to the same borrower cannot exceed 5% of the net capital of the company. Microcredit companies are required to operate on the market-oriented principle. The interest ceiling is floating but cannot exceed the ceiling prescribed by the judicatory authority, and the interest floor is required to be 0.9 times the base interest rate published by the PBOC. The specific floating range is required to be determined independently according to market principles.

In addition, according to the Microcredit Companies Guidelines, microcredit companies are required to establish and improve the corporate governance structure, the loan management system, the enterprise financial accounting system, a prudent and normative asset classification system and provision system for accurate asset classification and adequate provision of bad debt reserves as well as the information disclosure system and are required to accept public scrutiny and cannot carry out illegal fund-raising in any form.

In July 2015, the Internet Finance Guidelines firstly defined “Online Microcredit”, which means small-sum loans provided to customers over the internet by internet companies through microcredit companies under their control. Online microcredit shall comply with existing regulatory requirements for microcredit companies. The online microcredit business shall be subject to the supervision and administration of the CBRC.

In August 2015, the Legislative Affairs Office of the State Council issued the Regulation on the non- depository lending institutions (Opinion Soliciting Draft). The draft regulation proposed that organizations or individuals not licensed by regulatory authorities should be prohibited from issuing or providing loans. In addition, for those non-depository lending institutions that engage in lending business through internet platforms, the draft regulation proposed to specify that such institutions shall comply with this regulation as well.

In November 2017, the Internet Finance Rectification Office issued the Notice on the Immediate Halt on Approvals for Establishing Online Microcredit Companies, or the Halt Notice, which states that in the recent years, select regional governments have approved online microcredit companies to conduct small loan businesses online, and many of these companies have conducted high interest "cash loan" businesses that hold a high level of potential risk. The Halt Notice orders all local financial regulatory authorities to stop approving the establishment of new online microcredit companies and to prohibit all microcredit companies from conducting lending business outside the region for which they were approved by local authorities.

As of December 2017, Circular 141 requires the relevant regulatory authorities to suspend the approval of the establishment of online microcredit companies and the approval of any microcredit business across provinces. Circular 141 also specifies that online microcredit companies shall not provide campus loans and should suspend the funding of network micro-loans with no specific scenario or designated use of loan proceeds, gradually reduce the volume of the existing business relating to such loans and take rectification measures in a period to be separately specified by authorities.

In the event that our lending platforms are considered to be conducting direct lending, we may have to apply for the necessary permits to operate such business. If we are required to obtain a “microcredit approval” and establish an online microcredit company like many other industry peers have done for their direct lending business through the online marketplace, we may encounter substantial obstacles as Circular 141 requires the relevant regulatory authorities to suspend the approval of the establishment of online microcredit companies and the approval of any microcredit business conducted across provincial jurisdictions. The failure to obtain such necessary approval or permit may have a material adverse effect on our business. See "Risk Factors—Risks Related to Our Business—If our online lending services are considered providing direct loans to the customers, we may have to obtain the relevant approval for such business, and the failure to obtain such approval may have a material adverse effect on our business."

Regulations on Third-Party Payment Providers

We rely on commercial banks and other third-party payment providers to manage the investor funds, originate and service loans, collect service fees and ensure compliance with the relevant PRC laws and regulations that may be relevant to our business. Third-party payment agents in China are subject to oversight by the PBOC and must comply with complex rules and regulations.

In 2010, the PBOC issued the Measures for the Administration of Payment Services of Non-Financial Institutions and its implementation rules, which require any non-financial institution engaging in payment services, such as online payment, issuance and acceptance of prepaid cards, and bill collection via bankcard, to obtain a Payment Service License. The registered capital of an applicant that engages in a nationwide payment business must be at least RMB 100 million (US$14.4 million), while that of an applicant engaging in payment business within a province must be at least RMB 30 million (US$4.3 million).

In December 2015, the PBOC issued the Administrative Measures for Online Payment Services of Non-Bank Payment Institutions, which provide that a payment institution must follow the principles of "know your clients" and establish a sound client identification mechanism. A payment institution must not open payment accounts for financial institutions, or other institutions engaging in financial services such as credit extension, financing, wealth management, guarantee, trust or currency exchange. In addition, it must not engage in, directly or in a disguised form, businesses such as securities, insurance, credit loans, financing, wealth management, guarantee, trust, currency exchange, cash deposit and withdrawal services.

In the last few years, some third-party payment providers have been punished by the PBOC for various violations. If our third-party payment providers were to suspend, limit or cease their operations, we would need to arrange substantially similar arrangements with other third-party payment agents, and the operation of our platform could be materially impaired and our results of operations would suffer. See "Risk Factors—Risks Related to Our Business—If we cannot continue to maintain relationships with third-party service providers, or if increases in fees are incurred by third-party service providers, our profitability could be adversely affected."

Regulations on Private Loans

Interest Rate

The Contract Law of the PRC (i) governs the formation, validity, performance, enforcement and assignment of contracts, (ii) confirms the validity of loan agreements between individuals and provides that the loan agreement becomes effective when the individual lender provides the loan to the individual borrower, and (iii) requires that the interest rates charged under the loan agreement must not violate the applicable provisions of the PRC laws and regulations.

In accordance with the Private Lending Judicial Interpretations, “private lending” is defined as financing between individuals, legal entities and other organizations. When private loans between individuals are paid by wire transfer, through online lending platforms or by other similar means, the loan contracts between individuals are deemed to be validated upon the deposit of funds to the borrower’s account. In the event that the loans are made through an online lending platform and the platform only provides intermediary services, the courts shall dismiss the claims of the parties concerned against the platform demanding the repayment of loans by the platform as guarantors. However, if the online lending information intermediary guarantees repayment of the loans as evidenced by its web page, advertisements or other media, or the court is provided with other proof, the lender’s claim alleging that the online lending information intermediary shall assume the obligations of a guarantor will be upheld by the courts.

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

In August 2017, the Supreme People’s Court issued the Circular of Several Suggestions on Further Strengthening the Judicial Practice Regarding Financial Cases, or the Financial Cases Judicial Interpretations, which provides, among others, that: (ⅰ) the claim of the borrower under a financial loan agreement to adjust or cut down the part of interest exceeding 24% per annum on the basis that the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees collectively claimed by the lender is overly high shall be supported by the PRC courts; and (ⅱ) in the context of internet finance disputes, if the online lending information intermediary platforms and the lender circumvent the upper limit of the judicially protected interest rate by charging intermediary fees, it shall be determined as invalid.

Circular 141 outlines general requirements on the "cash loan" business conducted by online microcredit companies, banking financial institutions and online lending information intermediaries. Circular 141 requires that (i) the aggregated borrowing costs of borrowers charged by institutions in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations; and (ii) the online lending information intermediaries are not permitted to deduct interest, handling fees, management fees or deposits from the principal of loans provided to the borrowers in advance.

The effective annual percentage rate for term loans facilitated by our platform currently ranges from 14.1% to 20.8%, which comprises a nominal interest rate and a loan facilitation fee we charge borrowers and takes into account the effect on cost of the security deposit that we deduct in advance. The interest rate component, which is stipulated in the loan agreements, does not and is not expected to exceed the mandatory limit for loan interest rates. However, to deter borrowers from submitting later payments, we do contractually charge high late fees of 10% one time and 0.1% daily. These fees, combined with outstanding interest due on delinquent accounts, would far exceed the limit of 36%. In practice, we often forgive or reduce these late fees if the borrower is cooperative in negotiating a repayment schedule. In addition, we currently deduct the loan facilitation fee and certain deposits in advance from the principal, which is not in compliance with the requirements imposed by Circular 141. We plan to re-examine our fee policies and make the necessary changes as required by the local financial regulators. See "Risk Factors—Risks Related to Our Business—The transaction fees we charge borrowers and merchants may decline in the future and any material decrease in such fees could have a material adverse effect on our business, financial condition and results of operations."

Intermediary Contractual Relationship

According to the Contract Law of the PRC, an intermediation contract is defined as a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Pursuant to the same law, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client's interests, the intermediary may not claim for service fees and is liable for the damages caused. The Financial Cases Judicial Interpretations further specify that the relationship between an online lending information intermediary and each party of an online lending loan agreement shall be defined as an intermediary contractual relationship, and the intermediary service fees charged by an online lending information intermediary to circumvent the legal limit of interest of private lending shall be invalid.

Transfer of Loans

Pursuant to the Contract Law of the PRC, a creditor may assign its rights under an agreement to a third party, provided that the debtor is notified. Upon due assignment of the creditor’s rights, the assignee is entitled to the creditor’s rights and the debtor must perform the relevant obligations under the agreement for the benefit of the assignee. we operate a secondary loan market on our platform where investors can transfer the loans they hold to other investors before the loan reaches maturity. To facilitate the assignment of the loans, the template loan agreement applicable to the lenders and borrowers on our platform specifically provides that a lender has the right to assign his/her rights under the loan agreement to any third parties and the borrower agrees to such assignment. However, Circular 57 only permits the low-frequency debts transfer between the lender and the borrower. Though there is no clear explanation of low-frequency debts transfer, our secondary loan market may be considered in violation of Circular 57, and we may need to modify our products accordingly, which may have a material adverse effect on our financial condition and results of operations. See "Risk Factors—Risks Related to Our Business—Limited liquidity for the loans on our marketplace may adversely affect the appeal of our marketplace to investors."

Regulations on Illegal Fund-Raising

Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable PRC laws and regulations to avoid administrative and criminal liabilities.

In July 1998, the State Council promulgated the Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations, which became effective on July 1, 1998 and were amended in 2011. In July 2007, the General Office of the State Council issued the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising. These measures explicitly prohibit illegal public fund-raising. The main features of illegal public fund-raising include:

(i)
illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities;
(ii)
promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time; and
(iii)
using a legitimate form to disguise an unlawful purpose.

In December 2010, the Supreme People's Court issued the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, in order to further clarify the criminal charges and punishments relating to illegal public fund-raising. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to "illegally soliciting deposits from the public" under the Criminal Law of the PRC, if it meets all the following four criteria:

(i)
the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts;
(ii)
the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and SMS advertising;
(iii)
the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and
(iv)
the fund-raising targets the general public as opposed to specific individuals.

Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB 1,000,000 (US$147,507.9), (ii) with over 150 fund-raising targets involved, or (iii) with direct economic loss caused to fund-raising targets exceeding RMB 500,000 (US$73,753.9), or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commission, may be considered an accomplice in the crime of illegal fund-raising.

In March 2014, the Supreme People's Court, the Supreme People's Procurator and the Ministry of Public Security jointly issued the Opinions of the Supreme People's Court, the Supreme People's Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases, which provide that the administrative proceeding for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceedings concerning the crime of illegal fund-raising, and the administrative departments' failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

In addition, the Interim Measures and the Custodian Guidelines require each online lending information intermediary to separate its own funds from the funds of investors and borrowers, choose one qualified commercial bank as the fund custodian institutions for the funds of lenders and borrowers, and limit the maximum amount of the loan borrowed by one person. According to the Custodian Guidelines, online lending information intermediaries are further required to review and verify the records and information of their custody accounts with its fund custodian institution on a daily basis.

Though our marketplace only acts as a service provider in the facilitation of loans between borrowers and investors, in some situations we may be negligently liable as a facilitator of an illegal use. See "Risk Factors—Risks Related to Our Business—The facilitation of loans through our marketplace could give rise to liabilities under PRC laws and regulations that prohibit illegal fundraising."

Regulations on Unauthorized Public Offerings

The Securities Law of the PRC stipulates that no organization or individual is permitted to issue securities for public offering without obtaining prior approval in accordance with the provisions of the law. The following offerings are deemed to be public offerings under the Securities Law of the PRC:

(i)
offering of securities to non-specific targets;
(ii)
offering of securities to more than 200 specific targets; and
(iii)
other offerings provided by the laws and administrative regulations.

Additionally, private offerings of securities shall not be carried out through advertising, open solicitation and disguised publicity campaigns. If any transaction between one borrower and multiple investors on our marketplace is identified as a public offering by PRC government authorities, we may be subject to sanctions under PRC laws and our business may be adversely affected. See "Risk Factors—Risks Related to Our Business—The facilitation of loans through our marketplace could give rise to liabilities under PRC laws and regulations that prohibit unauthorized public offerings."

Regulations on Anti-Money Laundering and Anti-Terrorism Financing

In October 2006, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Anti-Money Laundering Law of the PRC, which became effective on January 1, 2007 and sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the Anti-Money Laundering Law of the PRC, financial institutions subject to the Anti-Money Laundering Law of the PRC include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

The Internet Finance Guidelines require internet finance service providers to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementation rules to further specify the anti-money laundering obligations of internet finance service providers.

The Interim Measures and the Custodian Guidelines also require internet finance service providers, including online lending information intermediaries, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters.

In December 2015, the SCNPC promulgated the Anti-Terrorism Law of the PRC, which became effective on January 1, 2006 and requires telecoms and internet companies to cooperate with the government on counter-terrorism investigations. For example, companies are required to provide "technical interfaces, decryption and other technical support assistance to public security organs and state security organs conducting prevention and investigation of terrorist activities in accordance with law." In addition, telecommunications operators and internet service providers shall, according to provisions of law and administrative regulations, put into practice cybersecurity systems and information content monitoring systems, technical prevention and safety measures, to avoid the dissemination of information with terrorist or extremist content.

In August 2017, the General Office of the State Council issued the Opinions of the General Office of the State Council on Improving Anti-Money Laundering, Anti-Terrorism Financing and Anti-Tax Evasion Regulatory Systems and Mechanisms, which clarify that the state will strengthen risk monitoring over particular non-financial institutions and explore the establishment of anti-money laundering and anti-terrorism financing regulatory systems for particular non-financial institutions. Anti-money laundering related authorities should, under the principle of "one policy for one industry", jointly with specific non-financial industry related authorities, issue anti-money laundering and anti-terrorism financing regulatory systems for particular industries.

In cooperation with our partnering custody bank and third party payment companies, we have adopted various policies and procedures, such as internal controls and "know-your-customer" procedures, for anti-money laundering purposes. We are in the process of ensuring that all of our policies and procedures fully comply with the requirements set forth in the Interim Measures. However, the implementation rules of the Guidelines have not been published, there is uncertainty as to how the anti-money laundering requirements in the Guidelines will be interpreted and implemented, and whether online consumer finance service providers like us must abide by the rules and procedures set forth in the Anti-Money Laundering Law of the PRC that are applicable to non-financial institutions with anti-money laundering obligations remains unclear. Therefore, we cannot assure you that our existing anti-money laundering policies and procedures will be deemed to be in full compliance with any anti-money laundering laws and regulations. In addition, we cannot assure you that the anti-money laundering policies and procedures we adopt will be effective in protecting our marketplace from being exploited for money laundering purposes or will be deemed to be in compliance with applicable anti-money laundering implementation rules if and when adopted. See "Risk Factors—Risks Related to Our Business—If our online lending services are deemed to violate any PRC laws or regulations governing the online lending industry in China, our business, financial condition and results of operations would be materially and adversely affected—Anti-Money Laundering."

Regulations Relating to Internet-based Services

Regulations on Value-Added Telecommunication Services

In September 2000, the State Council promulgated the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, which became effective on September 25, 2000 and were amended in 2014 and 2016, respectively. The Telecommunications Regulations (i) provide a regulatory framework for telecommunications services providers in the PRC; (ii) require telecommunications services providers to obtain an operating license prior to the commencement of their operations; (iii) categorize telecommunications services into basic telecommunication services and value-added telecommunications services. According to the Catalog of Telecommunications Business, attached to the Telecommunications Regulations, information services provided via fixed network, mobile network and internet fall within value-added telecommunications services.

In September 2000, the State Council also promulgated the Administrative Measures on Internet Information Services, which became effective on September 25, 2000 and were amended in 2011. Pursuant to the measures, "internet information services" refer to provision of internet information to online users, and are divided into "commercial internet information services" and "non-commercial internet information services." A commercial internet information services operator must obtain an ICP License from the relevant government authorities before engaging in any commercial internet information services operations in China, while the ICP license will not be required if the operator only provides internet information on a non-commercial basis. The ICP License has a term of five years and can be renewed within 90 days before expiration.

In March 2009, the MIIT issued the Administrative Measures on Telecommunications Business Operating Licenses, which became effective on April 10, 2009 and were amended in 2017 and set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business, or VATS License, from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close.

Qingyi Technology, one of the subsidiaries of our consolidated variable interest entity, has obtained an ICP License for provision of commercial internet information services issued by the Hebei Telecommunication Administration Bureau in May 2016. In addition, the other subsidiaries of our consolidated variable interest entity that operate online services, Beijing Yihaoche Technology and Dianfubao Investments Limited have each applied for the applicable VATS License and have the necessary file number to operate until the final VATS License is granted.

Before the issuance of the Interim Measures in August 2016, there was no clear or official regulation or guidance from the PRC government as to whether online lending information service was a type of value-added telecommunication services and whether its provider should be subject to value-added telecommunication regulations. Since then the Interim Measures came into force, such that an online lending information intermediary must apply for an appropriate telecommunication business license in accordance with relevant provisions of competent telecommunications departments. However, as the implementation rules of the Interim Measures have not been published, there is uncertainty as to how the registration requirements in the Interim Measures will be interpreted and implemented, and which type of telecommunication business operating licenses that online lending service providers like us are required to obtain. We plan to apply for any requisite telecommunication services license once the detailed implementation rules become available.

Furthermore, as we are providing mobile applications to mobile device users, it is uncertain if the subsidiaries of our consolidated variable interest entity that operate mobile applications will be required to obtain a separate operating license in addition to the ICP License. We have not applied for such separate license. We cannot assure you that we will not be required to apply for an operating license for our mobile applications in the future. See "Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations."

Regulations on Mobile Internet Applications Information Services

In June 2016, the Cyberspace Administration of China issued the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions. Under the APP Provisions, mobile application information service providers (including App owners or operators) are required to obtain relevant qualifications prescribed by laws and regulations and shall be responsible for the supervision and administration of mobile application information required by laws and regulations and to implement the information security management responsibilities strictly, including but not limited to:

(i)
authenticating the identity information of the registered users;
(ii)
protecting user information, and obtaining the consent of users while collecting and using users’ personal information in a lawful and proper manner;
(iii)
establishing information content audit and management mechanism, and take against any information content in violation of laws or regulations depending on circumstances;
(iv)
establishing and improving the verification and management mechanism for the information content;
(v)
adopting proper sanctions and measures relating to the release of illegal information content;
(vi)
respecting and protecting intellectual property rights of others; and
(vii)
 recording and retaining users’ log information the same for sixty (60) days.

See "Risk Factors—Risks Related to Our Business —We may be held liable for information or content displayed on, retrieved from or linked to our mobile applications, which may materially and adversely affect our business and operating results."

Regulations on Online Transactions

In January 2014, the State Administration for Industry and Commerce, or the SAIC, issued the Administrative Measures for Online Transactions, or the Online Transactions Measures, which strengthen the protection of consumers and impose stringent requirements and obligations on online business operators and third-party online marketplace operators. Online business operators and third-party online marketplace operators are prohibited from collecting any information on consumers and business operators or disclosing, selling or providing any such information to any third party, or sending commercial electronic messages to consumers without their consent. Fictitious transactions, deletion of adverse comments and technical attacks on competitors’ websites are prohibited as well. In addition, third-party online marketplace operators are required to examine and verify the identifications of the online business operators and set up and retain relevant records for at least two years. Moreover, any third-party online marketplace operator that simultaneously engages in online trading for products and services should clearly distinguish itself from other online business operators on the marketplace platform. For an entity or individual that has been registered with the SAIC or its local counterparts and obtained a business license, if it engages in online commodity trading and related services, it shall disclose the information indicated in its business license or an electronic linkage identifier of its business license at a notable position of the homepage of its website or the web-page where it conducts its business activities. We are subject to these measures as a result of our online platform services.

The Online Transaction Measures also specify that online distributors or related service operators, as well as marketplace platform providers, shall conduct their business in full compliance with the Anti-Unfair Competition Law of the PRC and other relevant PRC laws and regulations, and shall not unfairly compete with other operators or disturb social and economic orders, including but not limited to carrying out any fictitious transactions and deleting any unfavorable comments.

Regulations on Internet Advertising

In July 2016, the SAIC issued the Interim Measures for Administration of Internet Advertising, or the Internet Advertising Measures, which provide that the internet advertisers are responsible for the authenticity of the content of advertisements. The identity, administrative license, cited information and other certificates that advertisers are required to obtain in publishing internet advertisements shall be true and valid. Internet advertisements shall be distinguishable and prominently marked as "advertisements" in order to enable consumers to identify them as advertisements. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission.

The Internet Advertising Measures also impose several restrictions on the forms of advertisements and activities used in advertising. "Internet advertising" as defined in the Internet Advertising Measures refers to commercial advertisements that directly or indirectly promote goods or services through websites, web pages, internet applications or other internet media in various forms, including texts, pictures, audio clips and videos. Where internet advertisements are not identifiable and marked as "advertisements", a fine of not more than RMB 100,000 (US$15,304) may be imposed in accordance with the Advertising Law of the PRC. A fine ranging from RMB 5,000 (US$765) to RMB 30,000 (US$4,591) may be imposed for any failure to provide a prominently marked "CLOSE" button to ensure "one-click closure". Advertisers who induce users to click on the content of advertisements by fraudulent means or without permission, attach advertisements or advertising links in the emails shall be imposed a fine ranging from RMB 10,000 (US$1,530) to RMB 30,000 (US$4,591).

Regulations on Cybersecurity

PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is also regulated and restricted from a national security standpoint.

In December 2000, the SCNPC promulgated the Decisions on Maintaining Internet Security, which became effective on December 28, 2000 and may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has issued measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

In September 2016, the MIIT issued the Trial Administrative Measures on Use, Operation and Maintenance of Internet Information Security Management System, or the Trial Administrative Measures, to regulate internet-based service providers' internet information security management systems' operation and maintenance to provide guidance on the use, operation and maintenance of internet information security management systems for both local communications administrations and internet access service providers. The "internet information security management systems" referred to in the Trial Administrative Measures include ministerial-level systems, provincial-level systems, and enterprise systems constructed or rented by telecommunications business operators operating internet data centers (including internet resource collaboration services) and providing internet access services and content delivery network services. The MIIT, along with local communications administrations, is responsible for directing, supervising and coordinating the use and operation & maintenance of respective levels of those systems. The Trial Administrative Measures mainly include three parts:

(i)
use requirements such as system data management, management of violating websites and illegal information, and access log management;
(ii)
operation & maintenance requirements such as system operation monitoring, capacity expansion and upgrade, security protection, privilege management, audit of operational log, and data security; and
(iii)
auxiliary requirements such as organizational framework, education and training, and offering assistance.

In particular, the Trial Administrative Measures require telecom authority and enterprises to introduce a privilege management model for staff of the internet information security management system, to keep an operational log and conduct audits regularly, and to retain such log and audit record for at least six months. In addition, enterprises are required to use their own enterprise systems to keep access log, and provide such log within two hours upon a lawful request of review from relevant departments.

In November 2016, the SCNPC promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which became effective on June 1, 2017 and requires information technology network operators, including online lending service providers, to take technical measures and other necessary measures to ensure the secure and stable operation of the network, effectively respond to cyber security incidents, prevent illegal crimes committed on the network, and maintain the integrity, confidentiality and availability of network data. The Cybersecurity Law emphasizes that any individuals and organizations that use networks is required to comply with the Constitution of the PRC and the laws of the PRC, abide by public order and cannot endanger network security or make use of networks to engage in unlawful activities such as endangering national security, economic order and social order, and infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of other people. Any violation of the provisions and requirements under the Cybersecurity Law may subject the internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

In addition, the Guidelines purport, among other things, to require online lending information intermediaries to improve technology security standards and safeguard customer and transaction information. The Interim Measures requires the online lending information intermediaries, among other things, to (i) carry out grading filing and testing for their information systems, (ii) implement thorough cyberspace security facilities and management measures, including firewall, intrusion detect, data encryption, and disaster recovery, etc., (iii) establish information technology management, technology risk management, technology auditing and related systems, (iv) allocate sufficient resources and implement thorough management and control measures and technological means to ensure safe and steady operation of their information systems, (v) protect the security of the information of lenders and borrowers, (vi) carry out a comprehensive security evaluation at least once every two years, (vii) accept the information security inspection and auditing by competent authorities, and (viii) establish or adopt application-level disaster recovery systems and facilities compatible with their business scales within two years after their establishment.

In August 2017, the MIIT issued the Notice on Promulgating the Measures for Monitoring and Handling Threats to the Cyber Security of Public Internet, which provide that the telecommunications authorities may take one or more measures from the following options on cybersecurity threats:

(i)
notify the basic telecommunication enterprises, internet enterprises, and management and services agencies for domain name registration to adopt measures such as suspension of services or blockage on malicious IP address (or broadband access account), malicious domain name, malicious URL, malicious e-mail account or malicious mobile phone number;
(ii)
notify the network service providers to clear the malicious programmers in the network, system or website of their entities which may be spread;

(iii)
notify the providers of network services and products that have loopholes, the back door of which may have already been illegally invaded, controlled or altered to adopt rectification measures and to eliminate safety risks; if the problems are related to the infrastructures of the party and government organs and key information, the upper authorities and the network cyberspace administration shall also be notified.

See "Risk Factors—Risks Related to Our Business—A security breach or malicious attack by way of hacking, cyber-attacks, infiltration of computer viruses, physical or e-sabotage, could damage our reputation, expose us to the risks of litigation and liability, disrupt our business or otherwise harm our results of operations."

Regulations on Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure.

In December 2011, the MIIT issued the Several Provisions on Regulating the Market Order of Internet Information Services, pursuant to which an internet information service provider may not collect any user’s personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information promulgated by the SCNPC in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

In August 2015, the SCNPC promulgated the Ninth Amendment to the Criminal Law of the PRC, pursuant to which any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation; and any individual or entity that sells or provides personal information to others in a way violating the applicable law, or steals or illegally obtain any personal information, shall be subject to criminal penalty in severe situations.

In May 2017, the Supreme People’s Court and the Supreme People’s Procuratorate jointly issued the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which provide more practical conviction and sentencing criteria for the infringement of citizens’ personal information and mark a milestone for the criminal protection of citizens’ personal information. Pursuant to the Interpretations, the following activities may constitute the crime of infringing upon a citizen’s personal information:

(i)
providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions;
(ii)
providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable);
(iii)
collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or
(iv)
collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

The Cybersecurity Law has reaffirmed the basic principles and requirements as specified in other existing laws and regulations on personal information protections, such as the requirements on the collection, use, processing, storage and disclosure of personal information, and internet service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Moreover, the Cybersecurity Law requires network operators to perform certain functions related to internet security protection and the strengthening of network information management. For instance, under the Cybersecurity Law, network operators of key information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC.

Furthermore, the Interim Measures require online lending information intermediaries to reinforce the management of lenders’ and borrowers’ information, so as to ensure the legitimacy and security regarding the collection, processing and use of lenders’ and borrowers’ information. Also, online lending information intermediaries should keep confidential the lenders’ and borrowers’ information collected in the course of their business, and should not use such information for any other purpose except for services they provide without approval of lenders or borrowers.

We are currently in the process of ensuring that our policies and procedures will be deemed to be in full compliance with the above laws and regulations. However, we cannot assure you that our existing policies and procedures will be deemed to be in full compliance with any laws and regulations that are applicable, or may become applicable to us in the future. See "Risk Factors—Risks Related to Our Business—We may be subject to liabilities imposed by relevant governmental regulations due to the personal data and other confidential information of borrowers and investors which we collect or are provided access to."

Regulations Relating to the Trucking Industry

Regulations on Emission Standards

In September 1987, the SCNPC promulgated the Law of the PRC on Prevention and Control of Atmospheric Pollution, or the Atmospheric Pollution Law, which became effective on June 1, 1988 and was amended in 1995, 2000 and 2015, respectively. According to this law, the State adopts fiscal, tax and government procurement measures etc. to promote energy-saving and environmental-friendly and new energy motor vehicles and vessels, restricts the development of high fuel consumption, high emission motor vehicles and vessels. The Atmospheric Pollution Law also stipulates that Motor vehicles shall not emit atmospheric pollutants beyond the standards, and manufacturing, importation or sale of motor vehicles which emit atmospheric pollutants beyond the standards shall be prohibited. Motor vehicle manufacturing and importing enterprises shall post emission inspection information for motor vehicles manufactured and imported by them, information on pollution control techniques and information on the relevant maintenance and repair techniques, and they should recall the motor vehicles when it is a case of design or manufacturing defect or non-compliance with the stipulated requirements for sustainable environmental protection.

In January 2016, The Ministry of Environmental Protection, or the MEP, and the MIIT issued the Notice on the implementation of the fifth stage motor vehicle emission standards, the main content concerning the implementation of the Limits and Measurement Methods for Emissions from Light-Duty Vehicles（CHINA 5）( GB 18352.5-2013), and the fifth stage of the Limits and measurement methods for exhaust pollutants from compression ignition and gas fueled positive ignition engines of vehicles（Ⅲ, Ⅳ, Ⅴ）( GB 17691-2005), or the National-V standard. The National-V standard is similar to the level V of European emission standards, or the Euro V standard, and requires sulfur content in fuel to be no more than 10 parts per million, one-fifth of the National IV’s 50 ppm requirement. The notice calls for nationwide implementation of the National V standard for light petrol vehicles and heavy diesel vehicles used for public transportation, environmental sanitation and postal services from January 1, 2017. It also requires all heavy diesel vehicles across the country to meet the standard from July 1, 2017. All light diesel vehicles throughout China must conform to the standard from January 1, 2018.

In December 2016, the MEP and the MIIT jointly issued the Limits and Measurement Methods for Emissions from Light-Duty Vehicles（CHINA 6） (GB18352.6-2016), or the National-VI standard, which will come into effect on July 1, 2020 and replace the CHINA 5, GB 18352.5-2013. Compared to National-V standard, National-VI standard emission limits for heavy-duty diesel vehicles: NOx limit reduced 80% from 2.0 to 0.4 g/kWh; PM limit reduced 50% from 0.02 to 0.01 g/kWh, most importantly, to meet this PM limit, diesel vehicles must install wall-flow diesel particulate filters (DPFs), which trap 99% of particles including black carbon.

If our customers are affected by such emission regulations, we may see a decrease in our loan volumes and an increase in default which, in turn, would adversely and materially affect our operating results. See "Risk Factors—Risks Related to Our Business—Stringent regulations on the trucking industry and the proliferation of electric vehicles as transportation tools may have a material adverse effect on our trucking related businesses."

Regulations on Safety Standards

In October 2003, the SCNPC promulgated the Law of the PRC on Road Traffic Safety, which became effective on May 1, 2004 and was amended in 2007 and 2011, respectively. Under the Law of the PRC on Road Traffic Safety and its implementation rules, passenger vehicles, heavy trucks and semi-trailer tractors used for public roads operation shall be installed the national standard vehicle driving data recorder. As to the verified loading capacity, the cargo motor vehicle carrying capacity shall not exceed the verified loading capacity approved by the motor vehicle driving license, the loading length and width shall not exceed the carriage, and shall comply with other special regulations. If a cargo motor vehicle operator violates the relevant loading capacity regulations, a fine of not less than 200 yuan but not more than 500 yuan shall be imposed; and if the verified loading capacity is exceeded by 30 per cent or the vehicle carries passengers in violation of relevant regulations, a fine of not less than 500 yuan but not more than 2,000 yuan shall be imposed.

In August 2016, the Ministry of Transportation issued the Administrative Provisions concerning the Running of Cargo Vehicles with Out-of-Gauge Goods, pursuant to which, cargo vehicles running on public roads shall not carry cargo weighing more than the limits prescribed by this regulation and their dimensions shall not exceed those as set forth in the same regulation. Vehicle operators who violate this regulation may be subject to a fine of up to RMB 30,000 for each violation. In the event of repeated violations, the regulatory authority may suspend the operating license of the vehicle operator and/or revoke the business operation registration of the relevant vehicle.

In April 2017, the Ministry of Transportation issued the Notice of the Ministry of Transportation on Issues concerning the Implementation of Running of Cargo Vehicles with Out-of-Gauge Good, which further emphasizes the strengthening of illegal over-limit transport management, and stipulates that if the outer dimensions exceed the specified standard for the transport of special vehicles on the public roads, the license administration shall be implemented. See "Risk Factors—Risks Related to Our Business—Stringent regulations on the trucking industry and the proliferation of electric vehicles as transportation tools may have a material adverse effect on our trucking related businesses."

Regulations Relating to Hotel Operation

The hotel industry in China is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation and management, as well as those relating to environmental and consumer protection. As of the date of this Annual Report, we have complied with all such related laws and regulations in all material respects, and we have never been subject to any material fines or other penalties under any such related laws and regulations. The principal regulation governing foreign ownership of hotel businesses in the PRC is the Guidance Catalog of Industries for Foreign Investment, or the Foreign Investment Industry Catalog. Pursuant to this catalog, there are no restrictions on foreign investment in limited service hotel businesses in China aside from business licenses and other permits that every hotel must obtain. Relative to other industries in China, regulations governing the hotel industry in China are still developing and evolving. As a result, most legislative actions have consisted of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislations.

Regulations on Hotel Operation

In April 1987, the State Council promulgated the Regulations on the Administration of Public Area Hygiene, which became effective on April 1, 1987 and were amended in 2016. According to these regulations, a hotel must obtain a public area hygiene license before opening for business, and hotels failing to obtain a public area hygiene license may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines; or (iii) orders to suspend or cease continuing business operations. In March 2011, the Ministry of Health issued the Implementation Rules of the Public Area Hygiene Administration Regulation, which became effective on May 1, 2011 and were amended in 2016 and 2017, respectively. According to the implementation rules, starting from May 1, 2011, hotel operators shall establish hygiene administration system and keep records of hygiene administration.

In November 1987, the Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry, which became effective on November 10, 1987 and were amended in 2011. Pursuant to the Measures for the Control of Security in the Hotel Industry and the Decision of the State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary to Be Retained (promulgated by the State Council in June 2004), anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously or an offender wanted by the public security authority. Pursuant to the Measures for the Control of Security in the Hotel Industry, hotels failing to obtain the special industry license may be subject to warnings or fines of up to RMB200 (US$31). In addition, pursuant to various local regulations, hotels failing to obtain the special industry license may be subject to warnings, orders to suspend or cease continuing business operations, confiscations of illegal gains or fines.

In April 1998, the SCNPC promulgated the Fire Prevention Law of the PRC, which became effective on September 1, 1998 and was amended in 2008. In April 2009, the Ministry of Public Security issued the Provisions on Supervision and Inspection on Fire Prevention and Control, which became effective on May 1, 2009 and were amended in 2012. Pursuant to these regulations, public gathering places such as hotels shall submit a fire prevention design plan to apply for the completion acceptance of fire prevention facilities for their construction projects and to pass a fire prevention safety inspection by the local public security fire department, which is a prerequisite for opening business; and hotels failing to obtain approval of fire prevention design plans or failing fire prevention safety inspections may be subject to: (i) orders to suspend the construction of projects, use or operation of business; and (ii) fines between RMB30,000 (US$4,591) and RMB300,000 (US$45,912).

In January 2006, the State Council promulgated the Regulations for Administration of Entertainment Places, which became effective on March 1, 2006 and were amended in 2016. In March 2006, the Ministry of Culture issued the Circular on Carrying Out the Regulations for Administration of Entertainment Places. In February 2013, the Ministry of Culture issued the Administrative Measures for Entertainment Places, which became effective on March 11, 2013 and were amended in 2017. Under these regulations, hotels that provide entertainment facilities are required to obtain a license for entertainment business operations.

In February 2009, the SCNPC promulgated the Food Safety Law of the PRC, which became effective on June 1, 2009 and was amended in 2015. According to the Food Safety Law of the PRC, any hotel that provides food must obtain a food service license and any food hygiene license which had been obtained prior to June 1, 2009 will be replaced by the food service license once the food hygiene license expires.

In October 2010, the General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration issued Classification and Accreditation for Star-rated Tourist Hotels (GB/T14308-2010), which became effective on January 1, 2011. In November 2010, the National Tourist Administration issued the Implementation Measures of Classification and Accreditation for Star-rated Tourist Hotels, which became effective on January 1, 2011. Under these regulations, all hotels with operations of over one year are eligible to apply for a star rating assessment. There are five ratings from one star to five stars for tourist hotels, assessment based on the level of facilities, management standards and quality of service. A star rating, once granted, is valid for three years.

In September 2012, the Ministry of Commerce, or the MOFCOM, issued the Provisional Administrative Measures for Single-purpose Commercial Prepaid Cards, which became effective on November 1, 2012 and were amended in 2016. According to the measures, if an enterprise engaged in retail, accommodation and catering, or residential services issues any single-purpose commercial prepaid card to its customers, it shall undergo a record-filing procedure. For a hotel primarily engaged in the business of accommodation, the aggregate balance of the advance payment under the single-purpose commercial prepaid cards it issued shall not exceed 40% of its income from its primary business in the previous financial year.

In April 2013, the SCNPC promulgated the Tourism Law of the PRC, which became effective on October 1, 2013 and was amended in 2016. According to this law, the accommodation operators shall fulfill their obligations under the agreements with consumers. If the accommodation operators subcontract part of their services to any third party or involve any third party to provide services to customers, the accommodation operators shall assume the joint and several liabilities with the third parties for any damage caused to the customers.

Regulations on Environmental Protection

According to the following laws and regulations, hotels shall submit a Report on Environmental Impact Assessment and an Application Letter for Acceptance of Environmental Protection Facilities in Construction Projects to competent environmental protection authorities for approvals before commencing the operation:

(i)
Environmental Protection Law of the PRC, promulgated by the SCNPC in December 1989 and amended in 2014;
(ii)
Environmental Impact Assessment Law of the PRC, promulgated by the SCNPC in October 2002 and amended in 2016;
(iii)
Regulations Governing Environmental Protection in Construction Projects, promulgated by the State Council in November 1998 and amended in 2017; and
(iv)
Regulations Governing Completion Acceptance of Environmental Protection in Construction Projects, issued by the MEP in December 2001 and amended in 2010.

Pursuant to the Environmental Impact Assessment Law of the PRC, any hotel failing to obtain the approval of the Report/Form of Environmental Impact Assessment may be ordered to cease construction and restore the property to its original state, and according to the violation activities committed and the harmful consequences thereof, be subject to fines of no less than 1% but no more than 5% of the total investment amount for the construction project of such hotel. The person directly responsible for the project may be subject to certain administrative penalties. Pursuant to the Regulations Governing Completion Acceptance of Environmental Protection in Construction Projects, any hotel failing to obtain an Acceptance of Environmental Protection Facilities in Construction Projects may be subject to fines and an order to obtain approval within a specified time limit.

In June 2002, the SCNPC promulgated the Law of the PRC on Promoting Clean Production, which became effective on January 1, 2003 and was amended in 2012. This law regulates service enterprises such as restaurants, entertainment establishments and hotels and requires them to use technologies and equipment that conserve energy and water, serve other environmental protection purposes, and reduce or stop the use of consumer goods that waste resources or pollute the environment.

Regulations Relating to Office Leasing

In July 1994, the SCNPC promulgated the Law of the PRC on Urban Real Estate Administration, which became effective on January 1, 1995 and was amended in 2007 and 2009, respectively. In December 2010, the Ministry of Housing and Urban-rural Construction issued the Administrative Measures for Commodity House Leasing, which became effective on February 1, 2011. According to these laws and regulations, when leasing premises, the lessor and lessee are required to enter into a written lease contract, prescribing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to go through registration procedures to record the lease with the real estate administration department. Pursuant to these laws and regulations and various local regulations, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines, and the leasing interest will be subordinated to an interested third party acting in good faith.

According to the Contract Law of the PRC, subject to consent of the lessor, the lessee may sublease the leased item to a third party. Where the lessee subleases the lease item, the leasing contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the contract if the lessee subleases the lease item without the consent of the lessor.

Pursuant to the Property Law of the PRC, if a mortgagor leases the mortgaged property before the mortgage contract is executed, the previously established leasehold interest will not be affected by the subsequent mortgage; and where a mortgagor leases the mortgaged property after the creation and registration of the mortgage interest, the leasehold interest will be subordinated to the registered mortgage.

Regulations Relating to Consumer Rights Protection

Business Operators

In October 1993, the SCNPC promulgated the Law of the PRC on the Protection of the Rights and Interests of Consumers, or the Consumer Protection Law, which became effective on January 1, 1994 and was amended in 2013. Under the Consumer Protection Law, a business operator providing a commodity or service to a consumer is subject to a number of requirements, including the following:

(i)
to ensure that commodities and services meet with certain safety requirements;
(ii)
to protect the safety of consumers;
(iii)
to disclose serious defects of a commodity or a service and to adopt preventive measures against damage occurrence;
(iv)
to provide consumers with accurate information and to refrain from conducting false advertising;
(v)
to obtain consents of consumers and to disclose the rules for the collection and/or use of information when collecting data or information from consumers; to take technical measures and other necessary measures to protect the personal information collected from consumers; not to divulge, sell, or illegally provide consumers’ information to others; not to send commercial information to consumers without the consent or request of consumers or with a clear refusal from consumers;
(vi)
not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means;
(vii)
to remind consumers in a conspicuous manner to pay attention to the quality, quantity and prices or fees of commodities or services, duration and manner of performance, safety precautions and risk warnings, after-sales service, civil liability and other terms and conditions vital to the interests of consumers under a standard form of agreement prepared by the business operators, and to provide explanations as required by consumers; and
(viii)
not to insult or slander consumers or to search the person of, or articles carried by, a consumer or to infringe upon the personal freedom of a consumer.

Business operators may be subject to civil liabilities for failing to fulfill the obligations discussed above. These liabilities include restoring the consumer’s reputation, eliminating the adverse effects suffered by the consumer, and offering an apology and compensation for any losses incurred. The following penalties may also be imposed upon business operators for the infraction of these obligations: issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, revocation of its business license or imposition of criminal liabilities under circumstances that are specified in laws and statutory regulations.

Online Service Providers

The Consumer Protection Law and the Online Transaction Measures have provided stringent requirements and obligations on business operators, including internet business operators and platform service providers. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of such goods for no reason. To ensure that sellers and service providers comply with these laws and regulations, the platform operators are required to implement rules governing transactions on the platform, monitor the information posted by sellers and service providers, and report any violations by such sellers or service providers to the relevant authorities. In addition, online marketplace platform providers may, pursuant to the relevant PRC consumer protection laws, be exposed to liabilities if the lawful rights and interests of consumers are infringed upon in connection with consumers' purchase of goods or acceptance of services on online marketplace platforms and the online marketplace platform providers fail to provide consumers with the contact information of the seller or manufacturer. In addition, online marketplace platform providers may be jointly and severally liable with sellers and manufacturers if they are aware or should be aware that any seller or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop such activity. See "Risk Factors—Risks Related to Our Business—We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the merchandise and services offered on our marketplace."

In December 2009, the SCNPC promulgated the Tort Liability Law of the PRC, which became effective on July 1, 2010 and provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its internet services and fails to take necessary measures, it shall be jointly liable with the said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be jointly liable with the relevant online user for the extended damages. See "Risk Factors—Risks Related to our Business—We could be subject to allegations and lawsuits claiming that items listed on our ecommerce websites by merchants are pirated, counterfeit or illegal."

Hotel Operators

In December 2003, the Supreme People’s Court issued the Interpretation of Some Issues Concerning the Application of Law for the Trial of Cases on Compensation for Personal Injury, which further increases the liabilities of business operators engaged in the operation of hotels, restaurants, or entertainment facilities and subjects such operators to compensatory liabilities for failing to fulfill their statutory obligations to a reasonable extent or to guarantee the personal safety of others.

Regulations Relating to Foreign Investment

The Draft PRC Foreign Investment Law

In January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comment. The draft law purports to change the existing "case-by-case" approval regime to a "filing or approval" procedure for foreign investments in China. The State Council will determine a list of industry categories that are subject to special administrative measures, which is referred to as a "negative list," consisting of a list of industry categories where foreign investments are strictly prohibited, or the "prohibited list" and a list of industry categories where foreign investments are subject to certain restrictions, or the "restricted list." Foreign investments in business sectors outside of the "negative list" will only be subject to a filing procedure, in contrast to the existing prior approval requirements, whereas foreign investments in any industry categories that are on the "restricted list" must apply for approval from the foreign investment administration authority.

The draft for the first time defines a foreign investor not only based on where it is incorporated or organized, but also by using the standard of "actual control." The draft specifically provides that entities established in China, but "controlled" by foreign investors, will be treated as foreign invested enterprises, or FIEs. Once an entity is considered to be an FIE, it may be subject to the foreign investment restrictions in the "restricted list" or prohibitions set forth in the "prohibited list." If an FIE proposes to conduct business in an industry subject to foreign investment restrictions in the "restricted list," the FIE must go through a market entry clearance approval by the MOFCOM before it can be established. If an FIE proposes to conduct business in an industry subject to foreign investment prohibitions in the "prohibited list," it must not engage in the business. However, an FIE that conducts business in an industry that is in the "restricted list," upon market entry clearance, may apply in writing for being treated as a PRC domestic investment if it is ultimately "controlled" by PRC government authorities and its affiliates and/or PRC citizens. According to the draft, variable interest entities would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the "variable interest entity" structure, whether or not these companies are controlled by Chinese parties.

The draft emphasizes on security review requirements, whereby all foreign investments that jeopardize or may jeopardize national security must be reviewed and approved in accordance with the security review procedure. In addition, the draft imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from the investment implementation report and the investment amendment report that are required at each investment and alteration of specific investment terms, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

The draft is now open for public review and comments. It is still uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. When the Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign Owned Enterprise Law of the PRC, together with their implementation rules and ancillary regulations, will be abolished. See "Risk Factors—Risks related to Our Corporate Structure—Contractual arrangements in respect of certain companies in the PRC may be subject to challenge by the relevant governmental authorities and may affect our investment and control over these companies and their operations."

Regulations on M&A by Foreign Investors

In August 2006, six PRC regulatory agencies issued the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended in 2009. The M&A Rules and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In August 2007, the SCNPC promulgated the Anti-Monopoly Law of the PRC, which became effective on August 1, 2008 and requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed.

In February 2011, the General Office of the State Council issued the Notice of the General Office of State Council on Establishment of Security Review System Pertaining to Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. In August 2011, the MOFCOM issued the Provisions of the Ministry of Commerce on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Regulations, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having "national defense and security" concerns and mergers and acquisitions by which foreign investors may acquire the "de facto control" of domestic enterprises with "national security" concerns. Under these regulations, the MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the National Development and Reform Commission, or the NDRC, and MOFCOM under the leadership of the State Council, to carry out the security review. The Security Review regulations also prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

See "Risk Factors—Risk Related to Doing Business in China—The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China."

Regulations on Establishment of Foreign Invested Enterprises

The establishment, operation and management of corporate entities in China is governed by the Company Law of the PRC, which was promulgated by the SCNPC in December 1993 and became effective on July 1, 1994 and was amended in 1999, 2004, 2005 and 2013, respectively. According to the Company Law of the PRC, companies established in the PRC are either limited liability companies or joint stock limited liability companies.

The Company Law of the PRC applies to both PRC domestic companies and foreign invested companies. Our PRC subsidiaries, Hebei Anyong Trading and Ganglian Finance Leasing are wholly foreign-owned enterprises, and Chuanglian Finance Leasing is a Sino-foreign equity joint venture enterprise under the PRC laws. The establishment procedures, approval procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of our PRC subsidiaries are regulated by the following laws and regulations:

(i)
Wholly Foreign Owned Enterprise Law, promulgated in 1986 and amended in 2000 and 2016;
(ii)
Implementation Rules for Wholly Foreign Owned Enterprise, promulgated in 1990 and amended in 2001 and 2014;
(iii)
Sino-Foreign Equity Joint Venture Enterprise Law, promulgated in 1979 and amended in 1990, 2001 and 2016; and
(iv)
Implementation Rules for Sino-Foreign Equity Joint Ventures Enterprise Law Implementation Rules, promulgated in 1983 and amended in 1986, 1987, 2001, 2011 and 2014.

In September 2016, the SCNPC promulgated the Decision of the Standing Committee of the National People's Congress on Amending Four Laws, including the Wholly Foreign-Owned Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, which provides that the establishment of foreign invested enterprises will be subject to the recording administration if the implementation of special entry management measures as prescribed by the state is not applicable.

In October 2016, the MOFCOM issued the Interim Measures for the Record-Filing Administration of the Establishment and Change of Foreign Invested Enterprises, which became effective on October 8 and were amended in 2017. According to the measures, if the establishment and changes of foreign invested enterprises are not subject to the approvals under the special entry management measures, they shall be filed with the relevant authorities.

Regulations on Foreign Investment Industry Catalog

Investment activities in the PRC by foreign investors are principally governed by the Foreign Investment Industry Catalog, which was issued and has been amended from time to time by the MOFCOM and the NDRC, with the most recent revision made in 2017. Industries listed in the Foreign Investment Industry Catalog are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Foreign Investment Industry Catalog are generally deemed as constituting a fourth "permitted" category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Foreign Investment Industry Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations.

Our PRC subsidiaries are engaged in providing many different services, some of which fall into the "encouraged" or "permitted" category under the Foreign Investment Industry Catalog. Our PRC subsidiaries have obtained all material approvals required for their business operations. However, industries such as value-added telecommunication services (except e-commerce), including internet information services, are restricted from foreign investment. We provide the value-added telecommunication services that are restricted to foreign investment through the operating subsidiaries of our consolidated variable interest entities. See "Risk Factors—Risks related to Our Corporate Structure—Contractual arrangements in respect of certain companies in the PRC may be subject to challenge by the relevant governmental authorities and may affect our investment and control over these companies and their operations."

Regulations on Foreign Investment in Value-Added Telecommunication Services

In December 2001, the State Council promulgated the Provisions on Administration of Foreign Invested Telecommunications Enterprises, which became effective on January 1, 2002 and were amended in 2008 and 2016, respectively. The provisions prohibit a foreign investor from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China to have a good and profitable record and operating experience in this industry. Since 2015, the Foreign Investment Industry Catalog allows a foreign investor to own more than 50% of the total equity interest in an e-commerce business.

In July 2006, the Ministry of Information Industry, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as a VATS License, is prohibited from leasing, transferring or selling the VATS License to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the VATS License holder must have the necessary facilities for its approved business operations and to maintain the facilities in the regions covered by its VATS License. If a license holder fails to comply with the requirements in the MIIT Circular and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its VATS License.

In light of the above restrictions and requirements, we conduct our value-added telecommunications businesses through subsidiaries of our consolidated variable interest entities. See "Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in respect of certain companies in the PRC may be subject to challenge by the relevant governmental authorities and may affect our investment and control over these companies and their operations." and "Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations."

Regulations on Dividend Distribution by Foreign Invested Enterprises

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries, including but not limited to a wholly foreign-owned enterprise and a Sino-foreign equity joint venture enterprise, to fund any cash and financing requirements we may have.

Under the relevant laws and regulation, foreign invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds as well as employee’s bonus and welfare fund, unless such funds have reached 50% of their respective registered capital. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. As for the Sino-foreign equity joint venture, the allocations for reserve funds, employee bonus and welfare funds and development funds of the joint venture, as well as the proportion of the allocations to such funds, are decided by the board of directors. Profit of a foreign-invested enterprise shall not be distributed before the losses thereof for the previous accounting years have been made up. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. See "Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business."

Regulations Relating to Foreign Exchange Controls

Regulations on Foreign Exchange Outbound

Dividend Distribution

Foreign currency exchange in the PRC is governed by a series of regulations, including the Foreign Currency Administrative Rules promulgated by the State Council in January 1996 and amended in 2008, and the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange issued by the PBOC in June 1996. Under these regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements.

In January 2017, the SAFE issued the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Offshore Loans

In response to the persistent capital outflow and RMB's depreciation against the U.S. dollar in the fourth quarter of 2016, the PBOC and the SAFE have implemented a series of capital control measures over recent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, in November 2016, the PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or PBOC Circular 306, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of such equity interests. PBOC Circular 306 may constrain our PRC subsidiaries' ability to provide offshore loans to us. See "Risk Factors—Risks related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business."

Offshore Investment

In July 2014, the SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Round-trip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former circular commonly known as "SAFE Circular 75". SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a "special purpose vehicle". SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities.

In February 2015, the SAFE issued the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. This notice has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

We cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects. See "Risk Factors—Risks related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

Regulations on Foreign Exchange Inbound

In November 2012, the SAFE issued the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure by revoking the approval for (i) the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts, and guarantee accounts asset realization accounts under direct investment; (ii) the reinvestment of domestic legitimate RMB proceeds derived by foreign investors in the PRC; and (iii) remittance of foreign exchange profits and dividends by a investee enterprise of a foreign-funded investment holding company to the foreign-funded investment holding company. In addition, multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In May 2013, the SAFE issued the Notice of SAFE on Promulgation of the Provisions on Foreign Exchange Control on Direct Investments in China by Foreign Investors and Supporting Documents, which specifies that the administration by the SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. Where a foreign invested enterprise needs to remit funds overseas in the event of capital reduction, liquidation, advance recovery of investment, profit distribution, etc., the foreign investment enterprise may do so upon completion of the related registration for foreign exchange purchase.

In July 2014, the SAFE issued the Notice of the State Administration of Foreign Exchange on the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign Invested Enterprises in Certain Areas, or SAFE Circular 36, which was repealed in 2015 and purports to reform the administration of settlement of the foreign exchange capitals of foreign invested enterprises in certain designated areas on a trial basis. Under the pilot program, some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign invested enterprises established within the designated areas.

In February 2015, the SAFE issued the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13, which requires the entities and individuals to apply for foreign exchange registrations of foreign direct investment and overseas direct investment from qualified banks instead of applying for such approvals from the SAFE. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

In March 2015, the SAFE issued the Notice of the SAFE on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign Invested Enterprises, or SAFE Circular 19, to expand the reform nationwide. SAFE Circular 19 came into force and replaced both SAFE Circular 142 and SAFE Circular 36 on June 1, 2015. SAFE Circular 19 allows foreign invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. However, SAFE Circular 19 continues to prohibit foreign invested enterprises from, among other things, using RMB funds converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

In June 2016, the SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or SAFE Circular 16, which reiterates some of the rules set forth in SAFE Circular 19, but compared to SAFE Circular 19, SAFE Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange is not restricted from being used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign invested enterprises from, among other things, using RMB funds converted from their foreign exchange capitals for expenditure beyond their business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use.

See "Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or making additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business."

Regulations Relating to Tax

Regulations on Enterprise Income Tax

In March 2007, the National People’s Congress of the PRC promulgated the Enterprise Income Tax Law of the PRC, or the ETI Law, which became effective on January 1, 2008 and was amended in 2017. The EIT Law and its implementation rules are the principal regulations governing enterprise income tax in the PRC. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign invested enterprises.

Uncertainties exist with respect to how the EIT Law applies to the tax residence status of Fincera Inc. and our offshore subsidiaries. Under the EIT Law, an enterprise established outside China with its "de facto management bodies" located within China is considered a "resident enterprise", which means that it is treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementation rules of the EIT Law define "de facto management body" as a managing body that in practice exercises "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise.

In April 2009, the State Administration of Taxation, or the SAT, issued Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, in July 2011, the SAT issued the Administrative Measures for Income Tax of Chinese-Controlled Resident Enterprises Registered Abroad (For Trial Implementation), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82.

According to SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a "de facto management body" in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met:(a) the primary location of the day-to- day operational management is in China; (b) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (c) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (d) 50% or more of voting board members or senior executives habitually reside in China.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreign persons, the determination criteria set forth therein may reflect the SAT’s general position on how the term "de facto management body" could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

If we meet all of the aforesaid criteria under SAT Circular 82, we would be treated as a “resident enterprise” for PRC tax purposes. As we do not believe that we meet all of the criteria, so we believe that Fincera Inc. and our offshore subsidiaries should not be treated as a "resident enterprise" for PRC tax purposes. However, as most of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. As the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities, we may be treated as a resident enterprise for PRC tax purposes under the EIT Law, and we may therefore be subject to PRC income tax on our global income. We are actively monitoring the possibility of "resident enterprise" treatment for the applicable tax years and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible. See "Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders."

Regulations on Withholding Tax for Dividend Distribution

According to the ETI Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise.

In February 2009, the SAT issued the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, which stipulates a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations.

In August 2015, the SAT issued the Announcement of the State Administration of Taxation on Promulgation of the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Fancy Think Limited, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, then we shall not enjoy the tax treatment prescribed in the tax treaty, the relevant tax authorities have the right to make adjustments. See "Risk Factors—Risks Related to Doing Business in China—We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary."

Regulations on Withholding Tax for Indirect Share Transfer

According to the following rules, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer:

(i)
Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-Resident Enterprises, or SAT Circular 698, which was issued by the SAT in December 2009 and was repealed in 2017;
(ii)
Announcement of the SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Circular 7, which was issued by the SAT in February 2015 and amended in 2017; and
(iii)
Announcement of the SAT on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises, or SAT Circular 24, which was issued by the SAT in March 2011 and was partially repealed in 2015 and 2017.

As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. In addition, if a non-PRC resident enterprise indirectly transfers so-called PRC Taxable Properties, referring to properties of an establishment or a place of business in China, real estate properties in China and equity investments in a PRC tax resident enterprise, by disposition of the equity interests in an overseas non-public holding company without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, the transfer will be re-characterized as a direct transfer of the PRC Taxable Properties and gains derived from the transfer may be subject to a PRC withholding tax of up to 10%.

Under the terms of Circular 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company's revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties. On the other hand, indirect transfers falling into the scope of the safe harbors under SAT Circular 7 may not be subject to PRC tax. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties.

In October 2017, the SAT issued the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which, among others, repeals SAT Circular 698 and certain rules stipulated in SAT Circular 7. SAT Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises.

Under the EIT Law and other applicable PRC tax regulations, payers of PRC-sourced income to non-PRC residents are generally obligated to withhold PRC income taxes from the payment. In the event of a failure to withhold, the non-PRC residents are required to pay such taxes on their own. Failure to comply with the tax payment obligations by the non-PRC residents will result in penalties, including full payment of taxes owed, fines and default interest on those taxes. Pursuant to SAT Circular 7 and other PRC tax regulations, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor must act as withholding agents and are required to withhold the PRC tax from the transfer price. If they fail to do so, the seller is required to report and pay the PRC tax to the PRC tax authorities. If neither party complies with the tax payment or withholding obligations under SAT Circular 7, the tax authority may impose penalties such as late payment interest on the seller. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of 50% to 300% of the unpaid tax on them. The penalty imposed on the purchasers may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7. See "Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies."

Regulations on Transfer Pricing and Tax

In China, the fundamental rules on transfer pricing are provided under the EIT Law and its implementation rules. The SAT sets out more detailed transfer pricing rules under the tax circular of Implementation Measures for Special Tax Adjustments which was issued in January 2009, or SAT Circular 2, and was partially repealed by other regulations. Under the EIT Law, if business dealings between an enterprise and its related parties fail to comply with the arm's length principle, and reductions are made to the taxable income or the amount of income of the enterprise or its interested parties, the tax authorities have a right to make adjustments according to a reasonable method. Where intangible assets are jointly developed or transferred by an enterprise and its related party, or labour services are jointly provided or received by an enterprise and its related party, costs shall be apportioned according to the arm's length principle when computing the taxable amount of income. The tax authorities also have right to make adjustments if the taxable income or amount of income of an enterprise is reduced as a result of arrangements with no reasonable commercial objectives.

In March 2017, the SAT issued the Administrative Measures on Special Tax Investigation, Adjustment and Mutual Agreement Procedure, or SAT Notice 6, which became effective on May 1, 2017 and supersedes the relevant provisions in implementation measures of SAT Circular 2 and certain other regulations. It provides procedures for special tax investigation adjustments. Moreover, SAT Notice 6 reinforces the transfer pricing administration on intercompany intangibles and services transactions, and provides certain methods and principles for investigations and adjustments. Taxpayers are advised to review and adjust, if necessary, their transfer pricing policies on such transactions to ensure compliance with the new rules. See "Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our variable interest entity, may be subject to scrutiny by the PRC tax authorities and they may determine that we, or our variable interest entity and its subsidiaries, owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Regulations on Value-Added Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, pursuant to the following pilot plan and relevant notices, VAT of a rate of 6% applied to revenue is generally imposed in lieu of business tax in the modern service industries, including the value-added telecommunication service industry and online information services, on a nationwide basis:

(i)
Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, issued by the Ministry of Finance and the SAT in November 2011; and
(ii)
Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, issued by the Ministry of Finance and the SATI in March 2016 and amended in 2017.

Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

Regulations Relating to Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names. Moreover, the PRC is a signatory to major international conventions on intellectual property rights and is subject to the Agreement on Trade Related Aspects of Intellectual Property Rights as a result of its accession to the World Trade Organization in December 2001.

Copyright

The SCNPC, the State Council and the National Copyright Administration have promulgated various rules and regulations relating to the protection of copyright (including copyrighted software) in the PRC, including without limitation the Copyright Law of the PRC, which was promulgated in September 1990 and amended in 2001 and 2010, respectively.

Pursuant to the Copyright Law of the PRC and its implementation rules, creators of protected works enjoy personal and property rights, including, among others, the right of disseminating the works through information networks. Internet service providers will be jointly liable with the infringer if they (i) participate in, assist in or abet infringing activities committed by any other person through the internet, (ii) are or should be aware of the infringing activities committed by their website users through the internet, or (iii) fail to remove infringing content or take other action to eliminate infringing consequences after receiving a warning with evidence of such infringing activities from the copyright holder. In addition, where an internet service operator is clearly aware of the infringement of certain content against another’s copyright through the internet, or fails to take measures to remove relevant contents upon receipt of the copyright owner’s notice, and as a result, it damages the public interest, the internet service operator could be ordered to stop the tortious act and be subject to other administrative penalties such as confiscation of illegal income and fines.

According to the Copyright Law of the PRC and the Regulations for the Protection of Computer Software (promulgated by the State Council in December 2001 and amended in 2011 and 2013, respectively), copyrights of works of foreigners and Stateless persons vested pursuant to the agreement entered into between the home country or the country of habitual residence of the author and China or the international treaty to which the home country or the country of habitual residence of the author and China are participants shall be protected by this law. We may violate software copyright laws if any of our employees uses unauthorized pirated software at work, such as an unauthorized Microsoft product. Microsoft is an American legal person, China and the United States are members of the Berne convention, and the PRC laws should protect the works of member states. See "Risk Factors—Risks Related to our Business—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations."

Patent

The Patent Law of the PRC (promulgated by the SCNPC in March 1984 and amended in 1992, 2000 and 2008, respectively) provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Trademark

The Trademark Law of the PRC (promulgated by the SCNPC in August 1982 and amended in 1993, 2001 and 2013, respectively) and its implementation rules protect registered trademarks. The Trademark Law of the PRC has adopted a "first-to-file" principle with respect to trademark registration. The Trademark Office under the SAIC is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record.

Domain Name

Domain names are protected under the Administrative Measures on the China Internet Domain Names issued by the MIIT in 2004, which was replaced by the Administrative Measures on the Internet Domain Names effective on November 1, 2017. The MIIT is the major regulatory authority responsible for the administration of the PRC internet domain names. The registration of domain names in PRC is on a "first-apply-first-registration" basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulations Relating to Employment

Regulations on Employment

The Labor Law of the PRC and the Labor Contract Law of the PRC require that employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee's salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. In addition, employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant education to its employees. Employees are also required to work in safe and sanitary conditions.

Regulations on Employee Benefit Plans

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions. According to the Social Insurance Law of the PRC promulgated by the SCNPC in October 2010, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. In addition, the Individual Income Tax Law of the PRC requires companies operating in China to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

We have not made adequate contributions to employee benefit plans in the past, as required by applicable PRC laws and regulations. Pursuant to the Social Insurance Law of the PRC, the social security authority may order an enterprise to pay the outstanding contributions within a prescribed time limit, and may impose penalties if there is a failure to do so, such that some of our PRC subsidiaries may be required to pay outstanding contributions and penalties to the extent they did not make full contributions to the social security. See "Risk Factors—Risks Related to Doing Business in China—Increases in labor costs in the PRC may adversely affect our profitability."

Regulations on Stock Incentive Plans

In February 2012, the SAFE issued the Notice of the State Administration of Foreign Exchange on the Relevant Issues Concerning the Administration of Foreign Exchange for Domestic Individuals' Participation in Equity Incentive Programs of Overseas Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by the SAFE in March 2007.

Under the Stock Option Rules and other relevant rules and regulations, individuals participating in any stock incentive plan of any overseas publicly listed company who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents' exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before their distribution to such PRC residents.

We have adopted a share incentive plan, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See "ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—B. Compensation—Fincera Inc. 2009 Equity Incentive Plan, Fincera Inc. 2015 Omnibus Equity Incentive Plan." However, we cannot assure you that the participants can successfully register with SAFE in full compliance with the Stock Option Rules. Any failure to complete the registration pursuant to the Stock Option Rules and other foreign exchange requirements may subject these PRC individuals to fines and legal sanctions, and may also limit our ability to contribute additional capital to our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially adversely affect our business. See "Risk Factors—General Risks Relating to Conducting Business in China —Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions."

In addition, the Ministry of Finance and the SAT have issued certain circulars concerning employee share options and restricted shares, including the Notice of Taxation on Issues relating to Collection of Individual Income Tax on Personal Income from Shares and Options issued in March 2005, the Notice of Taxation on the Issues concerning the Imposition of Individual Income Tax on Incomes from Stock Appreciation Right and Restricted Stock issued in January 2009. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

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

C. Organizational Structure.

See Item 4.A. “Information on the Company — A. History and Development of the Company.”

D. Property and Equipment.

Our headquarters are located in Shijiazhuang, China, where we own the Kaiyuan Finance Center building and occupy a portion of it. This space has served as our headquarters since April 2013. Fincera leases out the unoccupied space, consisting of 56,092 square meters. Our principal offices are located at 27/F, Kaiyuan Finance Center, No. 5 East Main Street, Shijiazhuang, Hebei Province, 050011, People’s Republic of China, and its telephone number is +86 311 8382 7688.

We lease office space with an area of roughly 2,560 square meters in Beijing for our product development and IT teams. We also rent approximately 22,350 square meters of office space in cities across China for our regional headquarters and company-owned stores.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Fincera Inc. (“Fincera,” the “Company,” or “we”) is a holding company whose business operations are conducted through its wholly owned subsidiaries, AutoChina Group Inc. (“ACG”) and Eastern Eagle International Ltd. ACG’s operations consist of the internet-based business, which provides financing and e-commerce services for small and medium-sized businesses and individuals in China, and the property lease and management business, which leases out office space. Eastern Eagle’s operations consist of hotel business which owns the Shijiazhuang Hilton Hotel in the Kaiyuan Finance Center building.

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

Loan Performance Data

We define 90+ Days Delinquency Rates, with respect to loans facilitated during a specified time period, which we refer to as a vintage, as the total balance of outstanding principal and accrued interest of loans that become over 90 days delinquent less the total amount of recovered past due payments of principal and accrued interest with respect to all loans in the same vintage that have ever become over 90 days delinquent, divided by the total initial principal of the loans facilitated in such vintage.

The following chart and table display the historical lifetime cumulative 90+ Day Delinquency Rates through December 31, 2017, by vintage, for 180-day term loans facilitated on our platform:

Months Elapsed	2014 Q4	2015 Q1	2015 Q2	2015 Q3	2015 Q4	2016 Q1	2016 Q2	2016 Q3	2016 Q4	2017 Q1
9	0.00%	0.00%	0.11%	0.17%	0.09%	0.41%	0.16%	0.72%	0.04%	0.06%
10	0.00%	1.57%	0.74%	1.66%	1.68%	2.90%	2.22%	3.48%	2.71%	2.39%
11	0.14%	2.87%	1.80%	3.86%	2.40%	4.12%	4.07%	6.50%	4.32%	4.30%
12	2.96%	2.39%	3.35%	5.25%	5.15%	9.22%	5.17%	8.04%	5.67%
13	2.83%	2.06%	3.17%	4.68%	5.08%	9.09%	5.00%	7.87%	5.67%
14	2.61%	1.97%	3.04%	4.48%	5.08%	8.75%	4.99%	7.32%	5.66%
15	2.39%	1.94%	2.90%	4.45%	5.08%	5.68%	4.92%	7.19%
16	2.21%	1.83%	2.83%	4.33%	4.92%	5.66%	4.80%	7.19%
17	1.64%	1.75%	2.74%	4.27%	4.89%	5.63%	4.74%	7.19%
18	1.13%	1.75%	2.70%	4.23%	4.83%	5.53%	4.72%
19	1.13%	1.75%	2.70%	4.12%	4.82%	5.44%	4.72%
20	1.05%	1.74%	2.70%	4.12%	4.82%	5.39%	4.69%
21	1.05%	1.69%	2.70%	4.12%	4.82%	5.32%
22	1.05%	1.66%	2.59%	4.12%	4.79%	5.32%
23	1.05%	1.65%	2.59%	4.11%	4.68%	5.32%
24	1.05%	1.65%	2.59%	4.11%	4.66%
25	1.05%	1.51%	2.54%	4.08%	4.66%
26	1.05%	1.51%	2.53%	4.02%	4.66%
27	1.05%	1.51%	2.53%	3.96%
28	1.05%	1.51%	2.53%	3.95%
29	1.05%	1.51%	2.53%	3.94%
30	1.05%	1.51%	2.49%
31	1.05%	1.51%	2.49%
32	1.05%	1.51%	2.49%
33	1.05%	1.51%
34	1.05%	1.51%
35	1.05%	1.51%
36	1.05%
37	1.05%
38	1.05%

The following chart and table display the historical lifetime cumulative 90+ Day Delinquency Rates through December 31, 2017, by vintage, for 30-day credit line loans facilitated on our platform:

Months Elapsed	2014 Q4	2015 Q1	2015 Q2	2015 Q3	2015 Q4	2016 Q1	2016 Q2	2016 Q3	2016 Q4	2017 Q1	2017 Q2	2017 Q3
4	0.00%	0.00%	0.02%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
5	0.06%	0.17%	0.77%	0.91%	0.63%	0.74%	0.42%	0.33%	0.55%	0.89%	0.44%	0.34%
6	0.25%	1.88%	1.19%	1.81%	1.17%	1.60%	0.83%	0.60%	1.10%	1.52%	0.71%	0.72%
7	0.92%	3.64%	2.37%	2.94%	1.71%	2.04%	1.48%	1.38%	1.85%	2.01%	0.98%
8	0.76%	3.38%	2.28%	2.76%	1.59%	1.96%	1.45%	1.38%	1.83%	1.98%	0.98%
9	0.76%	3.09%	2.22%	2.71%	1.46%	1.89%	1.42%	1.37%	1.80%	1.94%	0.98%
10	0.76%	2.94%	2.15%	2.66%	1.42%	1.82%	1.41%	1.35%	1.76%	1.92%
11	0.76%	2.90%	2.07%	2.62%	1.39%	1.79%	1.40%	1.34%	1.72%	1.91%
12	0.76%	2.83%	2.05%	2.52%	1.36%	1.75%	1.39%	1.33%	1.70%	1.90%
13	0.74%	2.71%	2.01%	2.48%	1.33%	1.72%	1.37%	1.31%	1.70%
14	0.74%	2.65%	1.99%	2.46%	1.31%	1.71%	1.37%	1.30%	1.69%
15	0.74%	2.63%	1.93%	2.43%	1.29%	1.70%	1.36%	1.28%	1.69%
16	0.74%	2.59%	1.91%	2.40%	1.27%	1.67%	1.35%	1.27%
17	0.74%	2.55%	1.87%	2.38%	1.27%	1.65%	1.33%	1.27%
18	0.74%	2.39%	1.86%	2.36%	1.26%	1.63%	1.32%	1.26%
19	0.74%	2.35%	1.81%	2.31%	1.25%	1.62%	1.32%
20	0.74%	2.33%	1.79%	2.30%	1.24%	1.60%	1.31%
21	0.74%	2.25%	1.77%	2.29%	1.23%	1.56%	1.31%
22	0.74%	2.17%	1.75%	2.26%	1.22%	1.54%
23	0.74%	2.16%	1.75%	2.24%	1.21%	1.53%
24	0.74%	2.12%	1.74%	2.23%	1.20%	1.53%
25	0.74%	2.11%	1.74%	2.22%	1.20%
26	0.74%	2.10%	1.73%	2.22%	1.19%
27	0.74%	2.10%	1.72%	2.20%	1.18%
28	0.74%	2.08%	1.71%	2.20%
29	0.74%	2.08%	1.70%	2.19%
30	0.74%	2.05%	1.69%	2.18%
31	0.74%	2.05%	1.68%
32	0.74%	2.02%	1.68%
33	0.74%	2.01%	1.67%
34	0.74%	2.01%
35	0.74%	2.01%
36	0.74%	2.00%
37	0.74%
38	0.74%
39	0.74%

The following chart and table display the historical lifetime cumulative 90+ Day Delinquency Rates through December 31, 2017, by vintage, for 12-month installment loans facilitated on our platform:

Months Elapsed	2017 Q1	2017 Q2	2017 Q3
5	0.06%	1.40%	1.12%
6	0.99%	3.02%	3.15%
7	5.24%	5.19%
8	6.47%	5.67%
9	6.40%	5.64%
10	6.35%
11	6.35%
12	6.31%

RESULTS OF OPERATIONS

2017 Compared to 2016

Overview

The year 2017 marked the third full-year of operations for our new internet-based business segment and a year of continued transition. We continued winding down our legacy commercial vehicle sales, leasing and support business and insurance agency business, which have been classified as discontinued operations. In July 2017 we also completed significant changes to our loan transaction process to comply with online lending regulations. Our revenues increased during the period as we continued to ramp-up our internet-based businesses. Our operating expenses also increased, leading to a loss from operations. Prior period amounts have been adjusted to exclude discontinued operations (refer to Note 4 to the Consolidated Financial Statements for additional information).

Our internet-based businesses continued to grow during 2017. In July 2017 we made significant changes to our loan transaction process and launched three new investment products on our peer-to-peer lending platform. However, the loan types that we offer to borrowers have not changed since inception and therefore we have decided to present our business volume data in the following categories for continuity despite any changes in the underlying loan transaction logic. As shown in the table below, transaction volume of 180-day term loans and installment loans increased during 2017 over the prior year, while transaction volume of 30-day credit lines fell.

(in millions)	For the Year Ended
Transaction Volume	December 31, 2017	December 31, 2016
	Amount	Amount	% Change
	RMB	RMB

30-day credit lines	16,958	19,673	(13.8%)
180-day term loans	5,819	4,767	22.1%
Installment loans	4,031	2	201,450.0%
Total	26,808	24,442	9.7%

30-day credit line loan volume fell by 13.8% during the year ended 2017 as compared to the prior year due to our strategic focus on growing the installment loan product during the year.180-day loan volume increased by 22.1% during the year ended 2017 as compared to the prior year due to increased loan volume for truck purchases as well as for restructuring delinquent loans. Installment loans, which was first introduced in late 2016, became an established product during 2017.

Income

The table below sets forth certain line items from the Company’s Consolidated Statement of Income as a percentage of income:

(in thousands)	Year ended December 31, 2017		Year ended December 31, 2016
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
	RMB		RMB

Facilitation fee	231,709	22.6%	—	—	N/A
Interest income	310,289	30.3%	243,169	27.7%	27.6%
Service charges	201,386	19.7%	447,181	51.1%	(55.0%)
Property lease and management	192,221	18.8%	169,765	19.4%	13.2%
Other income	88,246	8.6%	15,810	1.8%	458.2%
Total income	1,023,851	100.0%	875,925	100.0%	16.9%

Income for the year ended December 31, 2017 was RMB1,023.9 million, an increase of RMB147.9 million from RMB875.9 million in the prior year period, as a result of the ramp-up of our internet-based business segment.

Facilitation fee, which represent fees we charge for matching borrowers with investors on our CeraVest platform, totaled RMB231.7 million in the year ended December 31, 2017. Facilitation fee began in July 2017 when we re-developed our loan transaction process to comply with online lending regulations.

Interest income, which mainly represents CeraVest origination fees, and interest earned on loans to CeraVest borrowers and loans to other borrowers, totaled RMB310.3 million in the year ended December 31, 2017, an increase of RMB67.1 million compared to the prior year. This was due to the increase of origination fee charge rate and transactions of loans to other borrowers since the second quarter of 2017.

Service charges, which represents CeraPay’s transaction fees, totaled RMB201.4 million in the year ended December 31, 2017, a decrease of RMB245.8 million compared to the prior year. Since July 2017, CeraPay loan transactions are facilitated through our peer-to-peer lending platform; as a result, the service charges under the previous transaction process are now allocated instead as facilitation fee to the Company and as interest payable to investors of each loan once the facilitation is successful. Thus, service charges have declined drastically in 2017 and we anticipate discontinuing reporting this revenue item in future financial reports.

Other income, which mainly consists of government subsidies, penalty and late fees across all loan types, totaled RMB88.2 million in the year ended December 31, 2017, an increase of RMB72.4 million compared to the prior year.

Property lease and management revenues, which represent the revenues of the property lease and management business, consist of revenue derived from the Kaiyuan Finance Center, which includes the Shijiazhuang Hilton Hotel and office leasing operations, totaled RMB192.2 million in the year ended December 31, 2017. This represents an increase of 13.2% compared to the prior year. During the year ended December 31, 2017, revenues of the Shijiazhuang Hilton Hotel were approximately RMB133.7 million, compared to RMB109.7 million during the prior year, representing an increase of 21.9%. Office leasing revenues fell slightly primarily due to lower occupancy rates at the Kaiyuan Finance Center during the beginning of 2017 as compared to 2016. However, overall occupancy rebounded during the rest of 2017 and as a result the average occupancy rate of the Kaiyuan Finance Center was 78% during the year ended December 31, 2017, as compared to 74% during the year ended December 31, 2016.

Operating Costs and Expenses

The table below sets forth the components of our operating costs and expenses as a percentage of income, for the periods indicated (in thousands):

(in thousands)	Year ended December 31, 2017		Year ended December 31, 2016
	Amount	% of Revenues	Amount	% of Revenues	Y-O-Y % Change
	RMB		RMB

Interest expense	307,191	30.0%	262,762	30.0%	16.9%
Interest expense, related parties	162,041	15.8%	41,339	4.7%	292.0%
Provision for credit losses	(13,443)	(1.3%)	116,032	13.2%	(111.6%)
Product development expense	82,375	8.0%	62,647	7.2%	31.5%
Property and management cost	112,030	10.9%	109,568	12.5%	2.2%
Selling and marketing	181,176	17.7%	89,620	10.2%	102.2%
General and administrative	204,077	19.9%	198,787	22.7%	2.7%
Total operating costs and expenses (income)	1,035,447	101.1%	880,755	100.6%	17.6%

Interest Expense

Interest expense totaled RMB469.2 million for the year ended December 31, 2017, of which RMB162 million of interest expense was incurred to related parties: Alliance Rich, Beiguo Mall Xinji Branch, Hebei Kaiyuan, Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”), Mr. Li, Hebei Xuyuan Investment Company and Shijiazhuang Xuheng Trade Company. It includes interest of RMB0.3 million, RMB0.4 million, RMB1.8 million and RMB1.7 million incurred for loans advanced from Shijiazhuang Xuheng Trade Company, Hebei Xuyuan Investment Company, Hebei Kaiyuan and Mr. Li respectively. It also included interest of RMB139 million and RMB16.1 million incurred for the internet-based financing from Beiguo Mall Xinji Branch and Ruituo, respectively. In addition, RMB0.8 million of interest expense was incurred to Alliance Rich for amounts from the acquisition of Heat Planet, and interest of RMB1.8 million for the CeraVest investors, related parties. The increase in interest expense during the year ended December 31, 2017 as compared to the prior year was primarily due to increased borrowings to support the growth of the internet-based businesses.

Interest expense totaled RMB304.1 million for the year ended December 31, 2016, of which RMB41.3 million of interest expense was incurred to related parties. Other interest expenses increased to RMB307.2 million during fiscal 2017 from RMB262.8 million during the prior period due primarily to interest paid to CeraVest investors.

Provision for credit losses

From December 31, 2016 to December 31, 2017, the provision for credit losses decreased from charging RMB116.0 million to reversing RMB13.4 million. The decrease was mainly due to the loans and other receivables held by the Company decreased significantly under re-developed internet-based business process from July 2017, and recovering significant amounts of overdue balances by selling delinquent loans to third parties, resulting in reducing the Company’s provision for credit losses for these loans accordingly in 2017.

Product development expense

Product development expense totaled RMB82.4 million for the year ended December 31, 2017 as compared to RMB62.6 million for the prior year. The increase was primarily a result of an increase in the headcount of technical staff as compared to the prior year period.

Property and management cost

Property and management cost, which consists of depreciation of the Kaiyuan Finance Center and costs associated with operating the Shijiazhuang Hilton Hotel, totaled RMB112.0 million for the year ended December 31, 2017 as compared to RMB109.6 million for the prior year. The primary reason for the slight increase in cost was due to an increase in variable costs from operating the Shijiazhuang Hilton Hotel which accompanied its increase in revenues, but a decrease in depreciation expense since parts of the equipment were fully depreciated.

Selling and marketing

Selling and marketing expenses for the year ended December 31, 2017 were RMB181.2 million, an increase of RMB91.6 million as compared to the same period of 2016. This was mainly due to increased accrued marketing expense during 2017 which represented the estimation of future cash out-flow for purchase of delinquent CeraVest loans from CeraVest investors, net off the future cash in-flow collectible from such loans. Besides, increased sales efforts to promote the Company’s internet-based businesses during 2017 also contributed to the fluctuation. These costs include but are not limited to sales commissions and salaries for sales staff.

General and administrative

General and administrative expenses for the year ended December 31, 2017 were RMB 204.1 million, an increase of RMB 5.3 million as compared to the same period of 2016. The increase was primarily due to costs associated with ramping up and running the Company’s internet-based businesses. These costs include but are not limited to salaries for administrative personnel and fees from third-party payment providers.

Income tax provision (benefit)

In the year ended December 31, 2017, the Company recorded an income tax benefit of RMB 0.9 million, as compared to an income tax expense of RMB 8.5 million in the year ended December 31, 2016. This occurred because more operating expenses incurred to support the Company’s internet-based businesses and more taxpaying entities generated a greater loss from continuing operations before income taxes during the year 2017 while more taxpaying entities generated gain during 2016.

Income (loss) from continuing operations

Loss from continuing operations in the year ended December 31, 2017 was RMB 10.7 million, as compared to a loss from continuing operations of RMB 13.4 million in year ended December 31, 2016. Greater loss was generated from increased operating expenses incurred to support the Company’s internet-based businesses during the year 2017. But due to the significant income tax expense occurred in 2016 while it was income tax benefits in 2017, loss from continuing operations decreased after the combined effects.

Income (loss) from discontinued operations, net of taxes

Discontinued operations consist of the Company’s commercial vehicle sales, leasing and support business and insurance agency business (see Note 4 to the financial statements included herewith). Income from discontinued operations in the year ended December 31, 2017 was RMB 2.3 million, as compared to RMB 1.1 million in the year ended December 31, 2016, which was mainly due to the Company collecting more overdue amounts of delinquent accounts from discontinued operations and thus its provision for credit losses reversed during 2017.

Net (loss) income

Net loss in the year ended December 31, 2017 was RMB8.4 million, as compared to a net loss of RMB12.3 million in the year ended December 31, 2016. The decrease was caused by the increase of operating expense and decrease of income tax provision.

2016 Compared to 2015

Overview

The year 2016 marked the second full-year of operations for our new internet-based business segment. During the year, we also continued winding down our legacy commercial vehicle sales, leasing and support business and insurance agency business, which have been classified as discontinued operations. Our revenues increased during the period as we continued to ramp-up our internet-based businesses. We were also able to generate a profit from our operations. The Company classifies service charges and interest income as part of its internet-based segment, and measures segment performance as income from operations less provision for credit losses, interest expenses, interest expenses of related parties, and property and management cost. The consolidated financial data for all periods presented is retrospectively adjusted to reflect the acquisition of Eastern Eagle and its subsidiaries, which were under common control with us both immediately before and after the acquisition. Prior period amounts have been adjusted to exclude discontinued operations (refer to Note 4 to the Consolidated Financial Statements for additional information).

Our most prominent internet-based businesses experienced significant growth during 2016. As shown in the table below, transaction volume of our 30-day credit line and 180-day term loans increased significantly during 2016 over the prior year. Also, our installment loan product was launched late in 2016 with minimal transaction volume in that year.

(in millions)	For the Year Ended
Transaction Volume	December 31, 2016	December 31, 2015
	Amount	Amount	% Change
	RMB	RMB

30-day credit lines	19,673	9,560	105.8%
180-day term loans	4,767	2,627	81.5%
Installment loans	2	─	NA
Total	24,442	12,187	100.6%

Income

The table below sets forth certain line items from the Company’s Consolidated Statement of Income as a percentage of income:

(in thousands)	Year ended December 31, 2016		Year ended December 31, 2015
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % Change
	RMB		RMB

Service charges	447,181	51.1%	177,152	39.1%	152.4%
Interest income	243,169	27.7%	85,456	18.9%	184.6%
Other income	15,810	1.8%	26,199	5.8%	(39.7%)
Property lease and management	169,765	19.4%	164,171	36.2%	3.4%
Total income	875,925	100.0%	452,978	100.0%	93.4%

Income for the year ended December 31, 2016 was RMB875.9 million, an increase of RMB422.9 million from RMB453.0 million in the prior year period, as a result of the ramp-up of our internet-based business segment, in particular our 30-day and 180-day loan products, which were launched in November 2014.

Service charges, which represents 30-day credit line transaction fees, totaled RMB447.2 million in the year ended December 31, 2016, an increase of RMB270 million compared to the prior year. This was due to the significant increase in the volume of 30-day credit line transactions processed.

Interest income, which mainly represent the discontinued CeraVest Fixed 180-day loan origination fees and interest earned on loans lent out through the CeraVest platform, totaled RMB243.2 million in the year ended December 31, 2016, an increase of RMB157.7 million compared to the prior year. This was due to a significant increase in the volume of CeraVest loans originated by the Company.

Other income, which mainly represents governmental subsidies, penalty and late fees across all loan types, totaled RMB15.8 million in the year ended December 31, 2016, a decrease of RMB10.4 million compared to the prior year.

Property lease and management revenues, which represent the revenues of the property lease and management business, consist of revenue derived from the Kaiyuan Finance Center, which includes the Shijiazhuang Hilton Hotel and office leasing operations, totaled RMB169.8 million in the year ended December 31, 2016. This represents a slight increase of 3.4% compared to the prior year. During the year ended December 31, 2016, revenues of the Shijiazhuang Hilton Hotel were approximately RMB109.7 million, compared to RMB101.2 million during the prior year, representing an increase of 8.4%. Office leasing revenues declined primarily due to lower occupancy rates at the Kaiyuan Finance Center. During the year ended December 31, 2015, the average occupancy rate of the Kaiyuan Finance Center was 86%, as compared to 74% during the year ended December 31, 2016.

Operating Costs and Expenses

The table below sets forth the components of our operating costs and expenses as a percentage of income, for the periods indicated:

(in thousands)	Year ended December 31, 2016		Year ended December 31, 2015
	Amount	% of Revenues	Amount	% of Revenues	Y-O-Y % Change
	RMB		RMB

Interest expense	262,762	30.0%	154,402	34.1%	70.2%
Interest expense, related parties	41,339	4.7%	38,023	8.4%	8.7%
Provision for credit losses	116,032	13.2%	62,376	13.8%	86.0%
Product development expense	62,647	7.2%	38,325	8.5%	63.5%
Property and management cost	109,568	12.5%	109,778	24.2%	(0.2)%
Selling and marketing	89,620	10.2%	20,913	4.6%	328.5%
General and administrative	198,787	22.7%	106,932	23.6%	85.9%
Total operating costs and expenses	880,755	100.5%	530,749	117.2%	65.9%

Interest Expense

Interest expense totaled RMB304.1 million for the year ended December 31, 2016, of which RMB41.3 million of interest expense was incurred to related parties: Alliance Rich, Beiguo Auto, Beiguo Mall Xinji Branch, Hebei Kaiyuan, Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”), Hebei Xuyuan Investment Company and Shijiazhuang Xuheng Trade Company. It includes interest of RMB0.3 million and RMB1.3 million incurred for loans advanced from Shijiazhuang Xuheng Trade Company and Hebei Xuyuan Investment Company, respectively. It also included interest of RMB13.7 million, RMB20.1 million and RMB6,600 incurred for the internet-based financing from Beiguo Mall Xinji Branch, Ruituo, and Xinji Beiguo Mall, respectively. RMB1.2 million of interest expense was incurred to Alliance Rich for amounts still outstanding from the acquisition of Heat Planet, and interest of RMB4.0 million for the CeraVest investors, related parties. The increase in interest expense during the year ended December 31, 2016 as compared to the prior year was primarily due to increased borrowings to support the growth of the internet-based businesses.

Interest expense totaled RMB192.4 million for the year ended December 31, 2015, of which RMB38.0 million of interest expense was incurred to related parties. Other interest expenses increased to RMB262.8 million during fiscal 2016 from RMB154.4 million during the prior period due primarily to interest paid to CeraVest investors.

Provision for credit losses

From December 31, 2015 to December 31, 2016, we increased the provision for credit losses from RMB62.4 million to RMB116.0 million. The increase was based on the growth of our new loan businesses, as well as our management’s ongoing analysis of credit losses for the corresponding other financing receivables and loans, net due from our customers. The Company determines to collectively assess provision for credit losses based on homogeneous risk characteristics, and evaluates the allowance for receivables due from borrowers. The allowance for loan losses attributed to these loans is established via a process that estimates the probable losses inherent in the specific portfolio. This process includes migration analysis, a new and more objective estimate utilized by management starting in 2016 based on the build-up of historical data, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio, which has led to an increase in provisions.

The Company performs periodic and systematic detailed reviews of its other financing receivables and loans, net, to identify credit risks and to assess the overall collectability of those portfolios, and may adjust its estimates on allowance of credit losses when new circumstances arise.

Product development expense

Product development expense totaled RMB62.6 million for the year ended December 31, 2016 as compared to RMB38.3 million for the prior year. The increase was primarily a result of an increase in the headcount of technical staff as compared to the prior year period.

Property and management cost

Property and management cost, which consists of depreciation of the Kaiyuan Finance Center and costs associated with operating the Shijiazhuang Hilton Hotel, totaled RMB109.6 million for the year ended December 31, 2016 as compared to RMB109.8 million for the prior year. The reduction was due to cost control measures at the Shijiazhuang Hilton Hotel.

Selling and marketing

Selling and marketing expenses for the year ended December 31, 2016 were RMB89.6 million, an increase of RMB68.7 million as compared to the same period of 2015. This was mainly due to selling and marketing costs incurred to promote the Company’s new internet-based businesses during 2016. These costs include but are not limited to sales commissions and salaries for sales staff.

General and administrative

General and administrative expenses for the year ended December 31, 2016 were RMB198.8 million, an increase of RMB91.9 million as compared to the same period of 2015. The increase was primarily due to costs associated with establishing and running the Company’s new internet-based businesses. These costs include but are not limited to salaries for administrative personnel and fees from third-party payment providers.

Income tax provision (benefit)

In the year ended December 31, 2016, the Company recorded an income tax expense of RMB8.5 million, as compared to an income tax benefit of RMB17.8 million in the year ended December 31, 2015. This occurred because most of taxpaying entities generated income during the year 2016, while most of them generated a loss from continuing operations before income taxes during the year 2015.

Income (loss) from continuing operations

Loss from continuing operations in the year ended December 31, 2016 was RMB13.4 million, as compared to a loss from continuing operations of RMB60.0 million in year ended December 31, 2015. The decrease resulted from the ramping up of the Company’s new internet-based businesses.

Income (loss) from discontinued operations, net of taxes

Discontinued operations consist of the Company’s commercial vehicle sales, leasing and support business and insurance agency business (see Note 4 to the financial statements included herewith). Income from discontinued operations in the year ended December 31, 2016 was RMB 1.1 million, as compared to RMB51.1 million in the year ended December 31, 2015. The decrease resulted from the winding down of the businesses classified as discontinued operations.

Net income (loss)

Net loss in the year ended December 31, 2016 was RMB12.3 million, as compared to a net loss of RMB8.9 million in the year ended December 31, 2015. The increasing loss was caused by less income generated from discontinued operation due to the winding down of it when compared to prior year.

LIQUIDITY AND CAPITAL RESOURCES

Going Concern

The Company has recurring net losses, an accumulated deficit, and has had to rely on funding through both related and non-related party financings. The Company reported a net loss of RMB10,718 and a net income of RMB13,364 from continued operations for the years ended December 31, 2017 and 2016 respectively. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the Company may not be able to achieve profitability.

The Company’s principal sources of liquidity have been cash provided by related parties and net increase in cash, cash equivalents and restricted cash. The Company reported a net increase in cash, cash equivalents and restricted cash of RMB486,240, RMB294,558 and RMB292,197 for the years ended December 31, 2017, 2016 and 2015. As of December 31, 2017, the Company had RMB1,123,296 in unrestricted cash and cash equivalents. The Company’s cash and cash equivalents are unrestricted as to withdrawal or use, and are placed with banks and other financial institutions. The Company’s consolidated current liabilities exceeded its consolidated current assets by approximately RMB895,533 as of December 31, 2017. The Company’s consolidated net liabilities amounted to RMB119,613 as of December 31, 2017.

As disclosed in Note 22, the Company and Mr. Li, the Chairman and Chief Executive Officer, entered into and executed an agreement to convert payables amounting to RMB195.9 million that the Company owed Mr. Li into 1.32 million shares of common stock of the Company.

As of February 28, 2018, certain non-performing loans with a total amount of RMB293.0 million have been sold to several third parties at a total consideration of RMB284.2 million.

Management Plan and Actions

The Company has addressed liquidity requirements through a series of cost reduction initiatives, financing from both banks and related parties, and the sale of non-performing assets. From July 2017 and onwards, the Company also re-developed the loan transaction process for all of its loan products, which reduces the need for working capital. Under the prior business model, the Company would be required to first fund loans and then seek investment for them. However, under the new model, loans are facilitated directly with investors on the Company’s peer-to-peer lending platform. This eliminates the need for the Company to use its own working capital for the initial loan funding. In addition, the Company will continue to focus on developing the internet-based business, improving operating efficiency and reducing costs, and enhancing its marketing function. Actions included continuously selling non-performing loans to third parties and obtaining the continuous financial support letter from Mr. Li.

Conclusion

The Company believes that available cash and cash equivalents, cash provided by operating activities under new business model, together with the efforts from the aforementioned management plan and actions, should enable the Company to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Company has prepared the consolidated financial statements on a going concern basis. However, the Company continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term business plan. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing the Company’s business development activities, suspending the pursuit of its business plan, controlling operating expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that the Company will raise additional capital if needed.

Financing arrangements

Prior to July 2017, the Company’s operations have been financed primarily through short-term funding provided by CeraVest investors, and short-term bank borrowings from financial institutions and related parties. For loans facilitated in July 2017 and onwards, since loan facilitation occurs only through our peer-to-peer lending platform, we no longer directly rely on funding provided by CeraVest investors since this funding now goes directly to the borrowers, Therefore, our operations are now financing primarily only through short-term bank borrowings from financial institutions and related parties. The interest rates of the Company’s short-term borrowings during the periods have ranged from 4.35% to 9.00% per annum.

As of December 31, 2017, the Company’s outstanding borrowings from related parties amounted to RMB62.75 million, RMB32.23 million, RMB11.81 million, RMB1,729.32 million, RMB76,000, and RMB22,000 from Mr. Li, Hebei Kaiyuan, Smart Success Investment Limited (“Smart Success”), Beiguo Mall Xinji Branch, Honest Best Int’l Ltd., and Alliance Rich, respectively. Hebei Kaiyuan , Smart Success, Honest Best Int’l Ltd. and Alliance Rich are controlled by Mr. Li.

Each of these loans was entered into to satisfy the Company’s capital needs. In addition, a portion of the amount due to Alliance Rich represented the consideration for the acquisition of Heat Planet, and a portion of the amount due to Smart Success represented the consideration for the acquisition of Eastern Eagle. The amount due to Alliance Rich was payable within six months of occupation of the Kaiyuan Finance Center by the Company, which occurred in April 2013, and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, which were delivered in December 2012, and any unpaid amounts after such six months have begun to accrue interest at the one-year rate announced by the People’s Bank of China (4.35% as of December 31, 2017). The amount due to Smart Success for the acquisition of Eastern Eagle was payable by August 8, 2017. Any unpaid amounts thereafter began to accrue interest at the one-year rate announced by the People’s Bank of China. As of December 31, 2017, the Company has paid off the acquisition consideration balances due to both Alliance Rich and Smart Success. Other amounts due to Alliance Rich and Smart Success are non-interest bearing, unsecured and due on demand by the lenders.

The amount due to Hebei Kaiyuan was charged interest at 8.00% per annum on amounts owed to it. The amount due to Mr. Li and Honest Best Int’l Ltd. were non-interest bearing, unsecured and due on demand by the lenders. The Company pays a financing charge of approximately 4.6% per annum on amounts due to Beiguo Mall Xinji Branch.

The Company entered into a long-term loan agreement with Ruituo during 2016. Ruituo provided a facility to the Company, amounting to RMB500 million ($72.1 million) with a period from September 23, 2016 to September 23, 2019. As of December 31, 2017, about RMB235.5 million was provided by Ruituo to the Company. This long-term loan is unsecured and bears interest at 4.90% per annum based on the weighted average outstanding payable balances at month end.

As of December 31, 2017, the Company had short-term bank borrowings of RMB520.0 million, represented by loans from various Chinese banks, which have terms within one year. The Company had long-term borrowings of 591.0 million, represented by loans from two Chinese banks, which mature in October 2023 and in December 2028. The Company also had RMB73.0 million of long-term bank borrowings, current portion, which represents the current portion of long-term loans from two banks in the PRC. And the Company had a total of RMB240.0 million of unused bank facilities, which was granted by China CITIC Bank and China Minsheng Bank, as of December 31, 2017.

After taking into consideration our financing arrangements and our existing cash resources, we believe we have adequate sources of liquidity to meet our short-term obligations and working capital requirements for at least the next 12 months following the filing of this annual report. However, the Company may elect to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions, related parties and/or the sale of equity.

Working Capital

As of December 31, 2017 and 2016, the Company had a working capital deficit of RMB895.5 million and RMB566.0 million, respectively.

During the year ended December 31, 2017, the Company decreased its total short-term borrowings, which includes its short-term bank borrowings, current portion of long-term bank borrowings, financing payables, other payables and accrued liabilities and borrowed funds from CeraVest investors, repaying net funds amounting to RMB223.4 million.

The Company anticipates that it will have adequate sources of working capital in the next 12 months. However, the Company may elect to obtain addition funding to expand and grow its operations, which may include offering debt, borrowing from financial institutions, related parties and/or the sale of equity.

Financial Condition

The following table sets forth our major balance sheet accounts at December 31, 2017 and 2016 (in thousands):

	As of December 31,
	2017	2016
	RMB	RMB
Assets:
Cash and cash equivalents	1,123,296	722,301
Loans, net	1,851,001	2,575,717
Other financing receivables, net	1,936,213	2,049,444
Assets of discontinued operations	49,872	100,318
Property, equipment and improvements, net	1,350,858	1,401,780
Liabilities:
Dividends payable	172,932	—
Short-term bank borrowings	520,000	580,000
Long-term bank borrowings, current portion	73,000	62,000
Long-term bank borrowings	591,000	664,000
Other payables and accrued liabilities	2,635,604	424,567
Borrowed funds from CeraVest investor, related party	1,161	30,171
Borrowed funds from CeraVest investors	743,496	3,035,586
Financing payables, related parties	1, 836,203	1,900,533
Long-term financing payables, related party	235,527	229,118
Liabilities of discontinued operations	10,916	31,012

Other financing receivables, net began in November 2014 as a result of the launch of the CeraPay credit transaction business under which the Company provides SMBs and individual with a 30-day and a 12-month installment line of credit payment product with features similar to a credit card. In July 2017, the 30-day and a 12-month installment line of credit product was redeveloped and launched with a revised transaction process in order to comply with regulations. Under the revised transaction process where loans are facilitated on our peer-to-peer lending platform, we now no longer recognize other financing receivables, net on the Company’s balance sheet. Therefore, the balance for other financing receivables, net decreased during 2017 due to this change in loan transaction process.

Loans, net began in November 2014 as a result of the launch of the CeraVest peer-to-peer lending platform business under which the Company provides 180-day term loans to SMBs which were partially funded by investors through the platform. Beginning in July 2017, the loan transaction process of the lending platform was revised so the loans are now funded by investors through facilitation on the Company’s peer-to-peer lending platform in order to comply with regulations. As a result, loans, net are no longer recognized when the Company facilitates a CeraVest loan and the balance decreased.

Assets of discontinued operations represent the current and non-current assets of the commercial vehicle sales, leasing and support business and insurance agency business. (see Note 4 to the Consolidated Financial Statements for additional information).

Property, equipment and improvements decreased to RMB1,350.9 million as of December 31, 2017, a decrease of RMB50.9 million, as compared with December 31, 2016. The decrease mainly relates to depreciation on property and equipment.

Short-term bank borrowings represent loans from various banks in the PRC. Short-term bank borrowings were used for working capital and capital expenditure purposes. The borrowings decreased to RMB520.0 million as of December 31, 2017, from RMB580.0 million as of December 31, 2016, because the Company had a net decrease in bank borrowings of RMB60.0 million during the year. The terms of the remaining outstanding bank borrowings range from 6 months to 12 months and begin to expire in April 2018.

Long-term bank borrowings, current portion represents the current portion of long-term loans from two banks in the PRC. The loans were used for working capital and capital expenditure purposes. The current portions of the loans are due in December 2018.

Other payables and accrued liabilities consist of CeraVest loan investors’ un-invested funds on deposit, advance payment deposited on the platform’s account by borrowers, interest payable to investors, security deposits received from CeraVest borrowers upon the funding of their respective loans, accrued marketing expense, other current liabilities, salaries payable, payables to merchants, and other tax payables. Other payables and accrued liabilities increased to RMB2,635.6 million as of December 31, 2017 from RMB424.6 million as of December 31, 2016, which was mainly due to growth in the Company’s peer-to-peer lending business.

Borrowed funds from CeraVest investors began in November 2014 from the inception of our peer-to-peer lending business. Prior to July 2017, borrowed funds from CeraVest investors represented the amounts invested by and therefore owed to CeraVest investors. After July 2017, the Company changed the loan transaction process on the platform, the result being that loans facilitated on the platform are no longer recognized as borrowed funds from the loan investors. As a result, the balance of borrowed funds from CeraVest investors has been declining as existing loans mature.

Financing payables, related parties are related to the financing arrangement for the purchase of commercial vehicles by CeraVest customers and borrowings from related parties of the Company. Financing payables, related parties decreased from RMB1,900.5 million to RMB1,836.2 million as of December 31, 2017, a decrease of RMB64.3 million, as compared with December 31, 2016. Such amounts were primarily related to the payables to our related parties: Mr. Li, Alliance Rich, Hebei Kaiyuan, Honest Best Int’l Ltd., Smart Success, Ruituo and Beiguo Mall Xinji Branch.

Long-term financing payables, related party represented the loans provided by Ruituo for working capital purposes. Long-term financing payables, related parties increased from RMB229.1 to RMB235.5 million as of December 31, 2017, an increase of RMB6.4 million, as compared with December 31, 2016. This long-term loan is unsecured and bears interest at 4.90% per annum based on the weighted average outstanding payable balances at month end, and due in September 2019.

Liabilities of discontinued operations represent the current and non-current liabilities of the commercial vehicle sales, leasing, and support business and insurance agency business (see Note 4 to the financial statements attached herewith).

The following table sets forth certain historical information with respect to the Company’s statements of cash flows (in thousands):

	Years Ended December 31,
	2017	2016	2015
	RMB	RMB	RMB

Net cash provided by operating activities	2,134,120	859,200	2,269,612
Net cash provided by (used in) investing activities	975,641	(1,634,341)	(3,096,031)
Net cash (used in) provided by financing activities	(2,623,521)	1,069,699	1,118,616

Net increase in cash and cash equivalents	486,240	294,558	292,197

Operating Activities. Net cash provided by operating activities for the year ended December 31, 2017 was RMB2,134.1 million, as compared to RMB859.2 million and RMB2,269.6 million of net cash provided by operating activities for the years ended December 31, 2016 and December 31, 2015, respectively. The increase in cash flows provided by operating activities during fiscal 2017 was attributable primarily to an increase in cash provided by the increase in other payables and accrued liabilities due to advances received from borrowers.

In the year ended December 31, 2017, operating activities generated RMB2,134.1 million of cash. During 2017, the Company had net loss of RMB8.4 million. In addition, the Company had depreciation and amortization of RMB54.5 million, a reverse of provision for credit losses of RMB34.5 million, an increase of accrued marketing expense of RMB51.3 million, an increase of RMB2,024.1 million of other payables and accrued liabilities, an increase of prepaid expense and other current assets of RMB15.2 million, a decrease in accounts receivable of RMB47.1 million, a decrease of inventory of RMB9.0 million. The remaining balance arises from changes in deferred income taxes, income tax payable, and other items.

In the year ended December 31, 2016, operating activities generated RMB859.2 million of cash. During 2016, the Company had net income of RMB12.3 million. In addition, the Company had depreciation and amortization of RMB59.4 million, an increase of provision for credit losses of RMB138.3 million, an increase of RMB98.0 million of other payables and accrued liabilities, an increase of prepaid expense and other current assets of RMB14.2 million, a decrease in accounts receivable of RMB102.8 million, a decrease of short-term net investment of RMB37.0 million, a decrease of inventory of RMB21.5 million and a decrease of long term net investment in sale-type leases of RMB398.4 million. The remaining balance arises from changes in deferred income taxes, income tax payable, and other items.

In the year ended December 31, 2015, operating activities generated RMB2,269.6 million of cash. During 2015, the Company had a net loss of RMB8.9 million. In addition, the Company had depreciation and amortization of RMB62.2 million, an increase of provision for credit losses of RMB120.6 million, an increase of RMB143.7 million of other payables and accrued liabilities, an decrease of prepaid expense and other current assets of RMB4.4 million, an increase of accounts receivable of RMB69.6 million, a decrease of other financing receivables from peer store, net of RMB102.7 million, a decrease of short-term investment of RMB311.2 million, and a decrease of long term net investment in sales-type leases of 1,684.1 million. The remaining balance arises from changes in deferred income taxes, income tax payable, and other items.

Investing Activities. Net cash provided by investing activities was RMB975.6 million in the year ended December 31, 2017 and was mainly attributed to a decrease of loans, net of RMB731.9 million and a decrease of other financing receivables of RMB247.3 million. Net cash used in investing activities was RMB1,634.3 million in the year ended December 31, 2016 and was mainly attributed to an increase of loans, net of 966.4 million, an increase of other financing receivables of 618.8 million and purchase of property, equipment and leasehold improvements of RMB52.1 million. Net cash used in investing activities wasRMB3,096.0 million in the year ended December 31, 2015 and was mainly attributed to an increase of loans, net of RMB1,522.2 million, an increase of other financing receivables of RMB1,494.5 million and purchase of property, equipment and leasehold improvements of RMB79.3 million.

Financing Activities. Net cash used in financing activities was RMB2,623.5 million in the year ended December 31, 2017, and net cash provided by financing activities was RMB1,069.7 million and RMB1,118.6 million in the years ended December 31, 2016 and 2015, respectively. In the year ended December 31, 2017, the Company repaid net proceeds of RMB2,321.1 million to CeraVest investors, received proceeds of RMB5,867.4 million from its related parties, repaid RMB5,936.3 million to its related parties and had net repayments of bank borrowings of RMB122.0 million. The Company also had a dividend of RMB141.3 million.

In the year ended December 31, 2016, the Company received net proceeds of RMB1,731.7 million from CeraVest investors, received proceeds of RMB5,783.6 million from its related parties, repaid RMB5,100.5 million to its related parties and had net repayments of bank borrowings of RMB304.6 million. The Company also had a capital distribution of RMB1,040.5 million.

In the year ended December 31, 2015, the Company received net proceeds of RMB1,333.5 million from CeraVest investors, received proceeds of RMB1,684.6 million from its related parties, repaid RMB1,618.6 million to its related parties and had net bank borrowings of RMB280.9 million.

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

At December 31, 2017, the Company had RMB1,123.3 million of cash on hand. On a short-term basis, the Company’s principal sources of liquidity include income from operations, short-term borrowings from financial institutions including other payables, related parties and borrowings from related parties. On a longer-term basis, the Company expects its principal sources of liquidity to consist of income from operations, borrowings from financial institutions, related parties and/or fixed interest term loans. Furthermore, the Company believes, if necessary, it could raise additional capital through the issuance of debt and equity securities. The Company expects to use cash primarily to increase its loans, net and other financing receivables in line with its revenue growth. We believe that we have adequate liquidity to satisfy our capital needs for the near term; however, we may need to raise additional capital to maintain our high rate of growth.

Fincera’s borrowings primarily consisted of: (i) Dividends payable; (ii) Short-term bank borrowings; (iii) Long-term bank borrowings; (iv) Borrowed funds from CeraVest investors; (v) Financing payables, related parties; and (vi) Long-term financing payables, related parties.

Dividends payable. In July 2017, the Company paid a special cash dividend of $1.00 per share to all shareholders of record as of the close of business on June 23, 2017. Dividends payable represents a portion of the dividend payable to Mr. Li that was deferred for payment until a later time.

Short-term bank borrowings. Short-term bank borrowings represented loans from various financial institutions that were used for working capital and capital expenditures purposes. The loans from various financial institutions bear interest at rates ranging from 4.35% to 4.79% as of December 31, 2017 and have terms of up to one year.

Long-term bank borrowings. Long-term bank borrowings represented loans from two financial institutions that were used for working capital and capital expenditures purposes. The loans bear interest at 4.99% as of December 31, 2017, have an original term of 14 years and are due in December 2028.

Borrowed funds from CeraVest investors. Borrowed funds from CeraVest investors represent amounts invested by and therefore owed to CeraVest investors through the CeraVest platform prior to July 2017. The loans bear interest at up to 8.10% APR for 30 day loans and 8.62% APR for 180-day loans. Subsequent to the Company’s change to its loan transaction processes in July 2017, no new balances were added to borrowed funds from CeraVest investors.

Financing payables, related parties. Financing payables from related parties was primarily related to 1) the received internet-based financings from Ruituo, a company controlled by Mr. Li’s brother; 2) the internet-based financings from Beiguo Mall Xinji Branch during 2017, companies affiliated with Mr. Li; 3) the amount due to Alliance Rich, a company controlled by Mr. Li; 4) the amount due to Hebei Kaiyuan, a company controlled by Mr. Li; 5) the amount due to Mr. Li; and 6) the amount due to Smart Success, a company controlled by Mr. Li.

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

The amount due to Hebei Kaiyuan was charged interest at 8.00% per annum, and unsecured and due on demand by the lender.

The Company expects to continue relying on the financing from the related parties and believes the related parties have sufficient capital to continue providing such financing to us in the foreseeable future.

Long-term Financing payable, related parties. Long-term financing payable from related parties represent the amount due to Ruituo, a company controlled by Mr. Li’s brother. The Company entered into a long-term loan agreement with Ruituo during 2016 for long-term capital needs. Ruituo provided a facility to the Company, amounting to RMB500 million, with a period from September 23, 2016 to September 23, 2019. This long-term loan is unsecured and bears interest at 4.90% per annum based on the weighted average outstanding payable balances at month end.

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

Cash and cash equivalents as of December 31, 2017 are mainly held by the Company’s subsidiaries and VIEs. These cash balances cannot be transferred to the Company by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements.

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

●
The Sino-foreign Cooperative Enterprise Law (1988), as amended;

●
The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

●
The Wholly Foreign Owned Enterprise Law (1986), as amended; and

●
The Regulations of Implementation of the Wholly Foreign Owned Enterprise Law (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. As for the Sino-foreign equity joint venture, the allocations for reserve funds, employee’s bonus and welfare fund and development funds of the joint venture and the proportion of allocations are decided by the board of directors. These reserves are not distributable as cash dividends. Each of our PRC subsidiaries is continuing to make contributions to their respective reserve funds as they have not reached the 50% threshold. We record these as contributions to equity.

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

Contractual Payment Obligations

The following is a summary of the Company’s contractual obligations for operations as of December 31, 2017 (in thousands):

	Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	RMB	RMB	RMB	RMB	RMB

Operating leases	6,022	4,813	1,089	120	—
Short-term bank borrowings	520,000	520,000	—	—	—
Long-term bank borrowings	664,000	73,000	176,000	210,000	205,000
Financing payables, related parties	1,836,203	1,836,203	—	—	—
Long-term financing payables, related party	235,527	—	235,527	—	—
Total	3,261,752	2,434,016	412,616	210,120	205,000

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

See Note 3 to the Consolidated Financial Statements included herewith.

Critical Accounting Policies and Estimates

See Note 3 to the Consolidated Financial Statements included herewith.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Fincera’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. In addition, fixed rate securities such as the Company’s CeraVest loans may have their fair market value adversely impacted due to a rise in interest rates. As of December 31, 2017, Fincera’s total outstanding interest-bearing borrowings amounted to 5,820.0 million with interest rates ranging from 4.35% to 9.00% per annum. The interest rates on our outstanding debts are fixed, which limits our exposure to material risks due to changes in market interest rates, and we have not used any derivative financial instruments in our investment portfolio. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. We may invest our cash in both fixed rate and floating rate interest earning instruments that carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Credit Risk

Fincera is exposed to credit risk from its cash and cash equivalents, accounts receivable, loans, other finance receivables. The credit risk on cash and cash equivalents is limited because the counterparties are recognized financial institutions. Accounts receivable, loans and other finance receivables are subjected to credit evaluations and evaluation analysis on the residual value of the relevant collateral, if any. An allowance would be made, if necessary, for estimated irrecoverable amounts by reference to past default experience and other credit risks, if any, and by reference to the current economic environment.

Foreign Currency Risk

Substantially all of Fincera’s revenues and expenditures are denominated in Renminbi. Our reporting currency was the U.S. dollar prior to April 1, 2017. In our consolidated financial statements prepared before April 1, 2017, our financial information that used RMB as the functional currency had been translated into U.S. dollars. Effective from April 1, 2017, we changed our reporting currency from U.S. dollar to RMB. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

Fincera’s current directors, executive officers and key employees are as follows:

Name	Age	Position
Yong Hui Li	55	Chairman, Chief Executive Officer and Director
Jason Chia-Lun Wang	42	Chief Financial Officer
Zijian Zhou	33	Chief Technology Officer
James Cheng-Jee Sha	67	Director
Diana Chia-Huei Liu	54	Director
Leon Ling Chen	54	Director
Spencer Ang Li	29	Director, Vice President of Operations
Xiu Wen	34	Vice President of Product

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

Zijian “AJ” Zhou has served as Fincera’s Chief Technology Officer since May 10, 2017. Mr. Zhou oversees all development and operations of the Company’s internet platforms and information systems. Prior to joining Fincera, from June 2012 to May 2017, Mr. Zhou was the Development Manager for the video search department at Baidu (NASDAQ: BIDU), the leading Chinese online search company. At Baidu, Mr. Zhou was involved in all aspects of the Baidu Video product development and development team management, reporting directly to the department head. From July 2010 to June 2012, Mr. Zhou was a Senior Software Developer at Hanwang Technologies (SHE: 002362), a leading Chinese provider of OCR and other image recognition technologies. Mr. Zhou received a Bachelor’s degree in Computer Science from China University of Mining and Technology in 2007 and a Master’s degree in Software Engineering from Tsinghua University in 2010.

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

Spencer Ang Li has served as Fincera’s Vice President of Operations since March 2018 and has served as a member of Fincera’s Board of Directors since June 26, 2014. Previously, Mr. Li served as Fincera’s Vice President of Product from June 2015 to March 2018. As Vice President of Product, Mr. Li oversaw the development and launch of all of Fincera’s internet platforms, including CeraPay, CeraVest, TruShip, AutoChekk, PingPing, and Qingyifenqi. Prior to joining Fincera, from July 2011 to January 2014 Mr. Li was an Investment Banking Analyst at Cogent Partners in New York, an advisor for private equity secondary transactions. Mr. Li received a BS in Economics and BA in Psychology from Duke University in 2011. Spencer Ang Li is Yong Hui Li’s son.

Xiu “Gary” Wen has served as Fincera’s Vice President of Product since March 2018. Previously, Mr. Wen served as a Product Director for Fincera’s internet finance products from January 14, 2016 to March 2018. As Product Director, Mr. Wen managed the product design processes for the CeraVest and CeraPay platforms. Prior to joining Fincera, from June 2015 to January 2016, Mr. Wen was a Senior Product Manager at Tianhong Asset Management, a firm controlled by Ant Financial and Alibaba (NYSE: BABA) that operates the popular money market fund, Yu’ebao. At Tianhong, Mr. Wen was responsible for leading various product feature developments for Yu’ebao. From July 2014 to June 2015, Mr. Wen was Co-Founder and Vice President of Product for Yangguang Haitao, a cross-border e-commerce platform focused on selling imported consumer goods in China. From July 2011 to July 2014, Mr. Wen was a Senior Product Manager in the Internet Product Department at Samsung Electronics in China. At Samsung, Mr. Wen focused on feature development for Samsung smartphones and wearables and led collaboration projects with Chinese internet companies. From July 2008 to July 2011, Mr. Wen was a Product Manager at Hanwang Technologies (SHE: 002362), a leading Chinese provider of OCR and other image recognition technologies. Mr. Wen received a Bachelor’s in Computer Science from Harbin Engineering University in 2006 and a Master’s in Computer Science from Harbin Institute of Technology in 2008

Xing Wei, the Company’s former Chief Operating Officer, has retired and resigned from the Company in August 2017. Lei Chen, former Senior Vice President, has been reassigned to the role of regional manager in charge of operations in the Anhui and Jiangsu provinces.

The term of each director is until the next election of directors or their earlier resignation or removal. The term of Yong Hui Li as Chief Executive Officer is until May 9, 2018, unless terminated or extended pursuant to his employment contract with Fincera. The term of Jason Wang as Chief Financial Officer is until March 1, 2019, unless terminated or extended pursuant to his employment contract with Fincera.

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

The business address of each party described above is 27/F, Kaiyuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China.

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

Fincera’s Executive Officers and Employees

Executive Officers

The Company has entered into employment agreements with each of the executive officers. Yong Hui Li’s employment agreement was renewed on May 9, 2015 until May 9, 2018, Mr. Wang employment agreement was renewed on March 6, 2016, Mr. Wen’s employment agreement was executed on January 14, 2016, and Mr. Zhou’s employment agreement was executed on May 10, 2017;

●
Yong Hui Li does not receive compensation for serving as Chief Executive Officer, Jason Wang receives $240,000 per year as base salary for serving as Chief Financial Officer, Spencer Li receives $100,000 per year as base salary for serving as Vice President of Operations, Xiu Wen receives RMB 660,000 per year as base salary for serving as Vice President of Product, and as of May 10, 2017 Zijian Zhou receives RMB 840,000 per year as base salary for serving as Chief Technology Officer. No executive officer is entitled to a bonus, unless otherwise approved by the board of directors, with the exception of Xiu Wen and Zijian Zhou who may receive a bonus based on semi-annual performance evaluations;

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

Name and Principal Position	Year	Salary (RMB)	Bonus (RMB)	Option Awards (RMB)(1)	Stock Awards (RMB) (2)	All other Compensation (RMB)	Total Compensation (RMB)
Yong Hui Li, Chief Executive Officer	2017	—	—	—	—	—	—
Jason Wang, Chief Financial Officer	2017	1,437,524	130,684	—	—	—	1,568,208
Zijian Zhou, Chief Technology Officer	2017	609,270	—	426,513			1,035,783
Xiu Wen, Vice President of Product	2017	647,013	182,000	—	888,651	—	1,717,664
Spencer Li, Vice President of Operations	2017	653,420	—	—	—	—	653,420

(1) Amounts reflect the aggregate grant date fair value of option awards as well as any modification charge computed in accordance with FASB ASC Topic 718 and are not necessarily an indication of which named executive officers received the most gains from previously granted equity awards. The fair value of each option grant is estimated based on the fair market value on the date of grant and using the Black-Scholes option-pricing model. For a more detailed discussion on the valuation model and assumptions used to calculate the fair value of our stock options, refer to Note 13 to the Consolidated Financial Statements.

(2) Amounts reflect the aggregate grant date fair value of Restricted Stock Units computed in accordance with FASB ASC Topic 718 and are not necessarily an indication of which named executive officers received the most gains from previously granted equity awards. The grant date fair value of each Restricted Stock Unit is measured based on the closing price of our common stock on the date of grant.

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

Under the terms of the 2015 incentive plan, 5,200,000 Fincera ordinary shares are reserved for issuance in accordance with its terms (provided, however, that dividend equivalent rights are payable solely in cash and therefore do not reduce the number of shares that may be granted under the incentive plan and that stock appreciation rights only reduce the number of shares available for grant under the incentive plan by the number of shares actually received by the grantee in connection with the stock appreciation right, if any). All awards under the incentive plan are made by Fincera’s Board of Directors or its Compensation Committee.

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
Awards

The incentive plan provides for the grant of any type of arrangement to an employee, director or consultant of Fincera or its related parties, which involves or might involve the issuance of ordinary shares, cash, stock options or stock appreciation rights, or a similar right with a fixed or variable price related to the fair market value of the ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Such awards include, without limitation, incentive stock options, non-qualified stock options, stock appreciation rights, sales or bonuses of restricted shares, restricted share units and dividend equivalent rights, or any two or more of such awards in combination, for an aggregate of not more than 5,200,000 of the ordinary shares, to directors, employees and consultants of Fincera or its related parties. If any award expires, is cancelled, or terminates unexercised or is forfeited, the number of ordinary shares subject thereto, if any, will again be available for grant under the incentive plan. The number of ordinary shares with respect to which stock options or stock appreciation rights may be granted to a grantee under the incentive plan in any calendar year cannot exceed 100,000. The number of restricted ordinary shares or restricted share units which may be granted to a grantee under the incentive plan in any calendar year cannot exceed 100,000.

As of December 31, 2017, there are approximately 2,391 employees, directors and consultants who are currently eligible to receive awards under the Incentive Plan. New directors, employees and consultants of Fincera or its related parties are eligible to participate in the incentive plan as well.

The below table lists the grants made under the incentive plans. The exercise prices represent the closing prices of the Ordinary Shares on the dates of grant. The total vesting period for each of the stock options is four years, with 25% vesting one year after the date of grant and the remaining 75% vesting ratably each month for three years thereafter. Each of these stock options has a term of 10 years. The total vesting period for Restricted Stock Units (“RSUs”) granted by the Company is four years, with 25% of the RSUs vesting on each anniversary from the date of grant.

Grant Date	Type of Instrument	Quantity	Exercise Price
September 3, 2009	Stock options	1,363,680	$4.75
December 3, 2009	Stock options	1,041,888	$12.83*
May 19, 2010	Stock options	54,048	$11.90*
August 19, 2010	Stock options	728,160	$13.60*
March 23, 2011	Stock options	144,000	$18.19*
September 24, 2015	Stock options	1,027,916	$14.00
December 28, 2015	Stock options	279,616	$13.38
April 29, 2016	Stock options	272,400	$13.55
September 27, 2016	Stock options	42,000	$13.60
November 29, 2016	Stock options	314,000	$13.60
April 28, 2017	Stock options	71,360	$16.35
June 16, 2017	Stock options	16,000	$15.80
October 13, 2017	Stock options	1,063,312	$17.00
April 28, 2017	Unrestricted stock	18,070	$16.35
October 13, 2017	Restricted stock units	8,000	$17.00

*On August 6, 2012, the Company’s board of directors determined to amend certain Share Option Award Agreements entered into pursuant to the incentive plan to reduce the exercise price per share thereunder to the current fair market value of the Company’s ordinary shares, which is $7.25 per share. The amendment affected 1,968,096 shares of stock options granted during the prior periods. The reduction in the exercise price of the stock options increased the fair value of share-based expense by $1,281,000 in the year ended December 31, 2012. The Company’s amendment also increased the unrecognized compensation expenses by $575,000 which will increase the general and administrative expenses and additional paid-in capital throughout the remaining vesting period of the respective stock options.

As of December 31, 2017, 664,871 of these stock options had been exercised, and Fincera had recorded aggregate compensation expense of RMB 139.2 million based on the estimated fair value of the stock options on their dates of grant. All of the exercised stock options utilized a net exercise method, and therefore, the Company did not receive any cash proceeds from their exercise. The per share fair value of the stock options granted under the incentive plan was initially estimated using the Black-Scholes option-pricing model with the following assumptions:

Date of Grant	September 3, 2009	December 3, 2009	May 19, 2010	August 19, 2010	March 23, 2011

Dividend yield (1)	None	None	None	None	None
Risk-free interest rate (2)	2.95%	2.87%	2.82%	2.06%	2.73%
Volatility (3)	47%	42%	43%	46%	60%
Expected Life (in years) (4)	6.08	6.08	6.08	6.08	6.08

Date of Grant	September 24, 2015	December 28, 2015	April 29, 2016	September 27, 2016	November 29, 2016

Dividend yield (1)	None	None	None	None	None
Risk-free interest rate (2)	1.84%	2.05%	2.05%	1.39%	2.12%
Volatility (3)	26%	25%	41%	32%	32%
Expected Life (in years) (4)	6.08	6.08	6.08	6.08	6.08

Date of Grant	April 28, 2017	June 16, 2017	October 13, 2017

Dividend yield (1)	None	None	None
Risk-free interest rate (2)	2.10%	1.97%	2.02%
Volatility (3)	23%	21%	18%
Expected Life (in years) (4)	6.08	6.08	6.08

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

The Company used the binomial model to estimate the fair value of the modified options to reflect the amendment of the exercise prices of 1,968,096 shares of stock options previously granted in August 2012, using the following assumptions:

Date of Grant	December 3, 2009	May 19, 2010	May 19, 2010	March 23, 2011

Dividend yield (1)	None	None	None	None
Risk-free interest rate (2)	1.08%	1.17%	1.23%	1.30%
Volatility (3)	40%	40%	40%	40%
Expected Life (in years) (4)	7.30	7.80	8.00	8.60

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

The following table summarizes outstanding options as at December 31, 2017, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at December 31, 2017	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at December 31, 2017	Weighted Average Exercise Price

$4.75 to $17.00	4,369,527	$5.07	4.85	3,108,896	$7.67

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

Special Terms Relating to Stock Options

The incentive plan provides for the grant of stock options, which may be either “incentive stock options” (ISOs), which are intended to meet the requirements for special U.S. federal income tax treatment under the Code, or “nonqualified stock options” (NQSOs). Stock options may be granted under the incentive plan on such terms and conditions as the Board of Directors or the committee, if any, may determine; however, the per ordinary share exercise price under a stock option granted under the incentive plan may not be less than 100% of the “fair market value” (as defined in the incentive plan) of an ordinary share on the date of grant of the stock option, and the term of an ISO may not exceed ten years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital stock of Fincera or a parent or subsidiary of Fincera). ISOs may only be granted to employees. In addition, the aggregate fair market value of the ordinary shares underlying one or more ISOs (determined at the time of grant of the ISO or ISOs) which are exercisable for the first time by any one employee during any calendar year may not exceed $100,000. The Board of Directors or the committee, if any, may permit a cashless “net exercise” of stock options granted under the incentive plan. As of December 31, 2017, all the stock options granted are ISOs.

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

A U.S. grantee generally does not recognize taxable income upon the grant of an NQSO or an ISO. Upon the exercise of an NQSO, the U.S. grantee generally recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the ordinary shares acquired on the date of exercise over the exercise price thereunder, and Fincera would generally be entitled to a deduction for such amount at that time. If the U.S. grantee later sells ordinary shares acquired pursuant to the exercise of an NQSO, the grantee generally recognizes a long-term or a short-term capital gain or loss, depending on the period for which the ordinary shares were held thereby. A long-term capital gain is generally subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations.

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

Retirement Benefits

As of December 31, 2017, Fincera’s subsidiaries in the PRC have participated the government-mandated employee welfare and retirement benefit contribution and provided pension, retirement or similar benefits to its employees. The PRC regulations require our PRC subsidiaries to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. Our subsidiaries have no further commitments beyond this monthly contribution.

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

●
review and pre-approve the independent auditors’ audit and non-audited services rendered;

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

The governance and nominating committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the governance and nominating committee a candidate for election to the board should send their letters to Fincera Inc., 27/F, Kaiyuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, 050011, People’s Republic of China, Attention: Governance and Nominating Committee. The corporate secretary will promptly forward all such letters to the members of the governance and nominating committee. Shareholders must follow certain procedures to recommend to the governance and nominating committee candidates for election as directors. In general, in order to provide sufficient time to enable the governance and nominating committee to evaluate candidates recommended by shareholders in connection with selecting candidates for nomination in connection with Fincera’s annual meeting of shareholders, the corporate secretary must receive the shareholder’s recommendation no later than thirty (30) days after the end of Fincera’s fiscal year. For a list of information required to be submitted with a recommendation, please contact Fincera’s secretary at the address listed above.

Compensation Committee

The compensation committee, consisting of Messrs. Sha and Chen and Ms. Liu, is responsible for making recommendations to the board concerning salaries and incentive compensation for our officers and employees and administers our stock option plans. Its responsibilities include the following functions:

●
review Fincera’s corporate goals and objectives relevant to the executives’ compensation at least annually; evaluate the executives’ performance in light of such goals and objectives; and, either as a compensation committee or, together with the other independent directors (as directed by the board), determine and approve the executives’ compensation level based on this evaluation. In determining the long-term incentive component of the executives’ compensation, the compensation committee will consider Fincera’s performance, the value of similar incentive awards to the executives at comparable companies, the awards given to the executives in past years and any relevant legal requirements and associated guidance of the applicable law;

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

D. Employees

On December 31, 2017, our subsidiaries had 2,391 employees.

Fincera has no contracts or collective bargaining agreements with labor unions and has never experienced work stoppages. Fincera considers its relations with its employees to be good.

E. Share Ownership

See Item 7 below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth, as of February 2, 2018, certain information regarding beneficial ownership of Fincera’s ordinary shares by each person who is known by Fincera to beneficially own more than 5% of Fincera’s ordinary shares. The table also identifies the stock ownership of each of Fincera’s directors, each of Fincera’s named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Fincera’s major shareholders do not have different voting rights than any other holder of Fincera’s ordinary shares.

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

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares (2)
Honest Best Int’l Ltd. (3)	38,389,024		80.76%
Yong Hui Li	38,389,024	(4)	80.76%
James Cheng-Jee Sha	2,590,314	(5)	5.45%
Diana Chia-Huei Liu	502,322	(6)	1.06%
Leon Ling Chen	5,600		*
Jason Wang	262,200	(7)	*
Spencer Ang Li	136,378		*
Zijian Zou	—		*
Xiu Wen	4,792	(8)	*

All directors and executive officers as a group (eight individuals)	41,890,630	(9)	87.70%

* Less than 1%

(1)
Unless indicated otherwise, the business address of each of the individuals is 27/F, Kaiyuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China.

(2)
Based on 47,532,524 ordinary shares of Fincera issued and outstanding as of February 2, 2018, except that ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(3)
Yong Hui Li is the sole shareholder of Honest Best Int’l Ltd. and has sole voting and dispositive power over such shares.

(4)
Consists of 38,389,024 shares of Fincera owned by Honest Best Int’l Ltd., whose sole shareholder is Mr. Yong Hui Li.

(5)
Consists of 1,990,314 shares owned by Sha Living Trust. Mr. Sha is a trustee of Sha Living Trust, and 600,000 ordinary shares owned by Irrevocable Trust of James CJ Sha and Wen-Hsing Sha. Mr. Sha’s spouse is a trustee of this trust.

(6)
Includes 19,596 ordinary shares of Fincera owned by William Tsu-Cheng Yu, Ms. Liu’s husband.

(7)
Includes 230,400 shares underlying fully vested and exercisable incentive stock options.

(8)
Includes 4,792 shares underlying fully vested and exercisable incentive stock options.

(9)
Includes 235,192 shares underlying fully vested and exercisable incentive stock options.

For a description of the Fincera Inc. 2009 Equity Incentive Plan and the Fincera Inc. 2015 Omnibus Equity Incentive Plan, please refer to Item 6B.

B. Related Party Transactions

See Note 19 to the Consolidated Financial Statements provided herewith, which is hereby incorporated by reference.

C. Interests of experts and counsel.

Not required.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Fincera’s ordinary shares have been quoted on the over the counter market since October 4, 2011. Our ordinary shares are currently quoted on the OTC QB market under the symbol YUANF.

The table below reflects the high and low bid prices for Fincera’s ordinary shares on the OTC QB for the period from January 1, 2013 through March 23, 2018.

	Ordinary Shares
	High	Low
Annual Highs and Lows
2013	$10.50	$2.55
2014	10.00	4.00
2015	14.00	7.75
2016	15.50	9.00
2017	21.85	10.00

Quarterly Highs and Lows

2016
First Quarter	$14.50	$14.00
Second Quarter	14.25	11.20
Third Quarter	15.50	12.60
Fourth Quarter	15.00	13.40
2017
First Quarter	$17.00	$16.00
Second Quarter	16.80	10.00
Third Quarter	17.50	14.50
Fourth Quarter	21.85	16.80
2018
First Quarter	$25.20	$22.00
Monthly Highs and Lows
October 2017	$17.13	$17.00
November 2017	17.50	16.80
December 2017	21.85	16.80
January 2018	25.20	23.50
February 2018	24.60	22.00
March 2018	23.00	22.00

Number of Holders. As of March 31, 2018, there were 172 holders of record of our outstanding ordinary shares, though we believe that the number of beneficial holders is significantly greater.

Dividends. On June 6, 2017, the Board of Directors declared a one-time special cash dividend in the amount of $2.00 per share. The total amount of cash to be distributed in the divided was $47.3 million and was paid on June 30, 2017 to all ordinary shareholders of record as of the close of business on June 23, 2017, except that $30.3 million of dividends payable to Mr. Li were withheld for payment at a later date. On January 27, 2012, the Board of Directors declared a one-time special cash dividend in the amount of $0.25 per share. The total amount of cash distributed in the dividend was $5,885,000 and paid on February 15, 2012, to all ordinary shareholders of record as of the close of business on February 8, 2012.

We do not anticipate paying any other dividend in the foreseeable future. Any dividends paid will be solely at the discretion of our Board of Directors.

B. Plan of Distribution

Not required.

C. Markets

Fincera’s ordinary shares have been quoted on the over the counter market (currently on the OTC QB) under the symbol YUANF since August 31, 2017. Previously, Fincera’s ordinary shares had been quoted on the over the counter market under the symbol AUTCF since February 28, 2012. Our ordinary shares were quoted the OTC Pink Market under the symbol AUTC from October 4, 2011 to February 28, 2012, and prior to that our ordinary shares were listed on the NASDAQ Capital Market under the symbol AUTC.

In June 2015, we changed our name from AutoChina International Ltd. to Fincera Inc. to better suit our new internet-based business. FINRA approved the name change to be processed for trading purposes and also approved the Company’s trading symbol change to YUANF commencing on August 31, 2017.

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

Fincera is authorized to issue 1,000,000,000 ordinary shares, par value $.001, and 1,000,000 preferred shares, par value $.001. Fincera’s shareholders of record of ordinary shares are entitled on a poll to one vote for each ordinary share held on all matters to be voted on by shareholders.

Members of Fincera’s Board of Directors serve for indefinite terms. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Fincera’s shareholders of ordinary shares have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the ordinary shares.

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

Resident Enterprise Tax Treatment

In March 2007, the Fifth Session of the Tenth National People’s Congress promulgated the Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective on January 1, 2008 and was amended in 2017. Under the EIT Law, enterprises are classified as "resident enterprises" and "non-resident enterprises." Pursuant to the EIT Law and its implementing rules, enterprises established outside China whose "de facto management bodies" are located in China are considered "resident enterprises", which means that it is treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes and subject to the uniform 25% enterprise income tax rate on worldwide income. According to the implementing rules of the EIT Law, "de facto management body" refers to a managing body that in practice exercises "substantial and overall management and control over the production and business operations, personnel, accounting and properties" of an enterprise.

In April 2009, the SAT issued Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, or SAT Circular 82, which was retroactively effective as of January 1, 2008. SAT Circular 82 provides that an overseas incorporated enterprise that is controlled domestically will be recognized as a "tax-resident enterprise" by virtue of having a "de facto management body" in China and will be subject to PRC enterprise income tax on its worldwide income only if it satisfies all of the following conditions: (i) the senior management responsible for daily production or business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and stockholder meetings, etc., are located or maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC.

Following SAT Circular 82, in July 2011, the SAT issued the Administrative Measures for Income Tax on Overseas Incorporated Enterprise that is Controlled Domestically (Trial Implementation), or SAT Bulletin 45, which specifies that the determination of the PRC tax resident status for overseas incorporated enterprises can be made either by (i) applying for determination by tax authorities after a self-assessment by the enterprises or (ii) determination by tax authorities upon investigation and discovery by the tax authorities. In the latter case, if the PRC tax authorities determine that each of our offshore entities (including Fincera Inc., ACG, Fancy Think Limited and Eastern Eagle), or Fincera Offshore Entities, is a "resident enterprise" for PRC EIT purposes, a number of tax consequences could follow. First, Fincera Offshore Entities could be subject to the EIT at a rate of 25% on their worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, the EIT Law provides that dividend income between "qualified resident enterprises" is exempt from income tax. As a result, if Fincera Offshore Entities are treated as PRC "resident enterprises," all dividends paid from Ganglian or Chuanglian to us (through Fancy Think Limited and ACG) or from Hebei Anyong Trading to us (through Eastern Eagle and ACG) would constitute dividend income between "qualified resident enterprises" and would therefore qualify for tax exemption.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term "de facto management body" could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

As of the date this document is filed, there has not been a definitive determination as to the "resident enterprise" or "non-resident enterprise" status of Fincera Offshore Entities. However, as most of Fincera Offshore Entities’ management members are based in China, it remains unclear how the tax residency rule will apply to these cases. As the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to Fincera Offshore Entities; as a result, Fincera Offshore Entities may be treated as a resident enterprise for PRC tax purposes under the EIT Law, and may therefore be subject to PRC income tax on global income. We are actively monitoring the possibility of "resident enterprise" treatment for the applicable tax years and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible. However, since it is not anticipated that Fincera Offshore Entities would receive dividends or generate other income in the near future, Fincera Offshore Entities are not expected to have any income that would be subject to the 25% enterprise income tax on worldwide income in the near future. We will consult with the PRC tax authorities and make any necessary tax payment if Fincera Offshore Entities (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that Fincera Offshore Entities are PRC resident enterprise under the EIT Law, and if Fincera Offshore Entities were to have income in the future.

Dividends from Chuanglian, Ganglian and Hebei Anyong Trading

The EIT Law and the implementing rules of the EIT Law provide that (A) EIT at a standard tax rate of 25% will normally be applicable to investors that are "non-resident enterprises" which (i) have establishments or premises of business inside the PRC, and (ii) the income in connection with their establishment or premises of business is sourced from the PRC or the income is earned outside the PRC but has effective connection with their establishments or places of business inside the PRC, and (B) PRC withholding tax at a standard tax rate of 10% will normally be applicable to dividends payable to investors that are "non-resident enterprises" which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. If Fancy Think Limited and Eastern Eagle are not treated as a resident enterprise under the EIT Law, then dividends that Fancy Think Limited receives from Chuanglian and Ganglian and dividends that Eastern Eagle receives from Hebei Anyong Trading may be subject to PRC withholding tax at the tax rate of 10% (unless a lower withholding tax rate applies under the Tax Treaty or Tax Arrangement, as mentioned below).

Tax treaty (or Tax Arrangement) between the PRC and the jurisdiction in which a non-PRC investor resides may reduce withholding tax rate on such dividend income, with respect to such non-PRC enterprise investor if certain conditions under tax treaty and domestic tax laws are fulfilled. For example, pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the PRC-Hong Kong Tax Arrangement, and PRC domestic tax laws, if the Hong Kong enterprise is the beneficial owner of such dividend income and is allowed to enjoy the treaty benefits regarding favorable withholding tax rate by PRC tax authority (basically, Hong Kong enterprise shall own more than 25% of the equity interest in a company in China and shall not be deemed to be a conduit by the PRC tax authorities), the 10% PRC withholding tax on the dividends the Hong Kong enterprise receives from such company in China can be reduced to 5%.

In February 2009, the SAT issued the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, which stipulates a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations.

In August 2015, the SAT issued the Announcement of the State Administration of Taxation on Promulgation of the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

As a result, if Fancy Think Limited and Eastern Eagle were treated as a PRC non-resident enterprise” under the EIT Law, then dividends that Fancy Think Limited receives from Chuanglian and Ganglian or dividends that Eastern Eagle receives from Hebei Anyong Trading (assuming such dividends were considered sourced within the PRC) (i) may be subject to a lower 5% PRC withholding tax, if the PRC-Hong Kong Tax Arrangement were applicable, or (ii) if such Tax Arrangement does not apply (i.e., because the PRC tax authorities may deem Fancy Think Limited and/or Eastern Eagle to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if we or ACG were treated as a PRC “non-resident enterprise” under the EIT Law, and Fancy Think Limited and /or Eastern Eagle were treated as a PRC "resident enterprise" under the EIT Law, then dividends that we or ACG receive from Fancy Think Limited and/or Eastern Eagle (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the net amount of dividends, if any, we could pay to our shareholders. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, then we shall not enjoy the tax treatment prescribed in the tax treaty, the relevant tax authorities have the right to make adjustments.

As of the date this document is filed, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of Fincera Offshore Entities. As indicated above, however, Chuanglian, Ganglian and Hebei Anyong Trading are not expected to pay any dividends in the near future. We will consult with the PRC tax authorities and make any necessary tax withholding if, in the future, Chuanglian, Ganglian and Hebei Anyong Trading were to pay any dividends and Fincera Offshore Entities (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that any of Fincera Offshore Entities is a non-resident enterprise under the EIT Law.

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

Moreover, the SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-Resident Enterprises, or SAT Circular 698 ,in December 2009, according to which a non-resident enterprise transferring shares in a Foreign Enterprise (i.e. an offshore enterprise that directly or indirectly holds an equity interest in a PRC enterprise) are subject to PRC income tax on the gains from the transfer (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market) if the PRC tax authorities determine that the arrangement lacks a reasonable commercial purpose. The PRC tax authorities will re-characterize the indirect transfer as a direct transfer of the PRC enterprise, and therefore subject to PRC income taxes.

To date, the SAT has been monitoring all kinds of offshore indirect transfer, and on February 3, 2015, the SAT released the Announcement on Several Issues Concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-resident Enterprises, or SAT Circular 7, to supersede most of the rules under Circular 698. SAT Circular 7 introduces a new tax regime that is significantly different from that under SAT Circular 698. Firstly, it expands the transactions covered under Circular 698 (i.e. offshore indirect equity transactions) into covering transactions involving the transfer of "China Taxable Properties", which includes (i) assets attributed to an establishment in China, (ii) immovable property in China, and (iii) shares in Chinese resident enterprises. Second, SAT Circular 7 provides clearer criteria than SAT Circular 698 on how to assess the reasonable commercial purposes and introduces "safe harbor" and "blacklisted" scenarios. Third, SAT Circular 7 encourages the transaction parties of an indirect transfer that are neither within the Safe Harbor Scenario nor the Blacklisted Scenario to voluntarily file a report to the in-charge China tax authority for assessment of reasonable business purpose. If the parties of the indirect transfer fail to file such a report, but the indirect transfer is identified as short of reasonable business purpose, the China tax authority will be entitled to collect the EIT on the capital gain and also impose a heavy penalty and a late payment interest. SAT Circular 7 brings challenges to both the foreign transferor and the transferee of the offshore indirect transfer as they have to make a self-assessment on whether the transaction should be subject to PRC taxes and to file or withhold the PRC taxes accordingly. Thus, it is advisable for the transaction parties to consult their PRC tax advisor regarding the PRC tax implications.

In October 2017, the SAT issued the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which, among others, repeals SAT Circular 698 and certain rules stipulated in SAT Circular 7. The Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises.

Penalties for Failure to Pay Applicable PRC Income Tax

Non-resident investors in us may be subject to the PRC income tax at a rate of 10% on any gain realized from the sale or transfer of our securities if such non-resident investors and the gain trigger the tax rules under the EIT Law and its implementing rules, as described above.

According to the EIT Law and its implementing rules, the PRC Tax Administration and Tax Collection Law and its implementing rules, tax criminal provisions under PRC Criminal Law, SAT Circular 7, SAT Bulletin 37and other applicable PRC laws or regulations (collectively the "Tax Related Laws"), where any gain derived by non-resident investors from the sale or transfer of our securities is subject to any income tax in the PRC, and such non-resident investors fail to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, they may be subject to certain fines, penalties or punishments, including without limitation: (1) if a non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent tax authorities shall order it to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in serious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000; (2) if a non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor shall be required to pay the unpaid tax amount, late payment interests on unpaid tax amount (the daily interest rate is 0.05% of the unpaid tax amount, starting from the first day when the tax payment liability arose), and a fine ranging from 50% to 500% of the unpaid tax amount; (3) if a non-resident investor fails to file a tax return or pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income items of the non-resident investor in the PRC and other payers (the "Other Payers") who will pay amounts to such non-resident investor, and send a "Notice of Tax Issues" to the Other Payers to collect the unpaid tax amount and impose late payment interests and fines on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if a non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50% to 500% of the unpaid tax amount; and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if the non-resident investor fails to pay all or part of the amount of tax payable late payment interests for outstanding tax payment, and cannot provide a guarantee to the tax authorities, the tax authorities may notify the entry-exit authorities to prevent the non-resident investor or its legal representative from leaving the territory of the PRC. In an extreme case, taxpayer might be subject to PRC tax criminal liability (for example, fixed-term imprisonment if tax evasion crime is constituted to deliberately evade PRC taxes by means stipulated under PRC Criminal Law).

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

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our 2017 taxable year, we do not believe that we would be a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future. However, since we have not performed a definitive analysis with respect to our PFIC status for our 2017 taxable year, there can be no assurance with respect to our status as a PFIC for such taxable year. There also could be no assurance with respect to our PFIC status for any future taxable year. U.S. Holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules.

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

F. Dividends and Paying Agents

Not required.

G. Statement by Experts

Not required.

H. Documents on Display

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at 27/F, Kaiyuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China, Tel: +86 311 8382 7688, Fax: +86 311 8381 9636.

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

It should be noted that while our disclosure controls and procedures as of December 31, 2017 were designed at the reasonable assurance level, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

C. Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Stockholders and Board of Directors of
Fincera Inc.

Opinion on Internal Control over Financial Reporting

We have audited Fincera Inc.'s (the “Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017 of the Company and our report dated April 30, 2018 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp
New York, New York

April 30, 2018

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

ITEM 16B. CODE OF ETHICS

In May 2009, our board of directors adopted a code of ethics that applies to our directors, officers and employees as well as those of our subsidiaries. A copy of our code of ethics was attached as an exhibit to our Annual Report on Form 20-F filed on June 9, 2009. We also will provide a copy of our code of ethics to any person, without charge, upon request. Requests for copies of our code of ethics should be sent in writing to Fincera Inc., 27/F, Kaiyuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China, Tel: +86 311 8382 7688, Fax: +86 311 8381 9636.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Marcum Bernstein & Pinchuk LLP for fiscal years ended December 31, 2016 and 2015:

	December 31, 2017	December 31, 2016

Audit Fees – Marcum Bernstein & Pinchuk LLP	2,800,000	2,800,000
Audit-Related Fees	─	─
Tax Fees	─	─
All Other Fees	─	─
Total Fees	2,800,000	2,800,000

Audit Fees

Marcum Bernstein & Pinchuk LLP audit fees for 2017 and 2016 consist of the audits of our financial statements for the years ended December 31, 2017, 2016 and the reviews of our interim financial statements included in 6-K filings for 2017 and 2016.

Non Audit-Related Fees

There were no non audit-related fees incurred by the Company during 2016 or 2017.

Tax Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP for tax services rendered during fiscal years ended December 31, 2017 and 2016.

All Other Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP for other professional services rendered during fiscal years ended December 31, 2017 and 2016.

Pre-Approval of Services

Before we engage our external auditors to render audit or non-audit services, the engagement is pre-approved by our audit committee. Our audit committee reviews our external auditors’ engagements letters for audit and non-audit services. All of the services provided by our external auditors for the fiscal years 2017, 2016 and 2015 were pre-approved by the audit committee in this manner.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company did not repurchase any of its shares in the years ended December 31, 2017 and 2016.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

There were no changes to the certifying accountant for the year ended December 31, 2017.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association (1)
1.2	Amendment to Memorandum and Articles of Association (12)
2.1	Specimen Ordinary Share Certificate (2)
4.1	Share Exchange Agreement (3)
4.2	Form of Indemnification Agreement (4)
4.3	Form of Fincera Inc. 2009 Equity Incentive Plan (5)
4.4	Executive Employment Agreement between the Registrant and Yong Hui Li, dated May 9, 2015 (*)
4.5	Executive Employment Agreement between the Registrant and Xing Wei, dated May 9, 2015 (*)
4.6	Executive Employment Agreement between the Registrant and Lei Chen, dated May 9, 2015 (*)
4.7	Executive Employment Agreement between the Registrant and Jason Wang, dated March 6, 2016 (*)
4.8	Executive Employment Agreement between the Registrant and Spencer Ang Li, dated March 6, 2016 (*)
4.9	Business Operation Agreement (Xuhua Trading) between Hebei Yarui Trading Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 23, 2016 (*)
4.10	Equity Pledge Agreement (Xuhua Trading) between Hebei Yarui Trading Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 23, 2016 (*)
4.11	Option Agreement (Xuhua Trading) between Hebei Yarui Trading Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 23, 2016 (*)
4.12	Services Agreement (Xuhua Trading) between Hebei Yarui Trading Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 23, 2016 (*)
4.13	Voting Attorney Agreement (Xuhua Trading) between Hebei Yarui Trading Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 23, 2016 (*)
4.14	Business Operation Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd.., dated January 31, 2013 (11)
4.15	Equity Pledge Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.16	Option Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.17	Services Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.18	Voting Attorney Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.19	Business Operation Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd.., dated January 31, 2013 (11)
4.20	Equity Pledge Agreement between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.21	Option Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.22	Services Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.23	Voting Attorney Agreement (Kaiyuan Logistics) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (11)
4.24	Summary of Lease Securitization Agreement, by and between Chuangjie Trading and Citic Trust Co., Ltd., dated October 28, 2010 (6)

Exhibit No.	Description
4.25	Eastern Eagle International 100% Equity Transfer Agreement, dated August 8, 2016, by and among Smart Success Investment Limited, Fincera Inc. and Eastern Eagle International (14)
4.26	Form of Fincera Inc. 2015 Omnibus Equity Incentive Plan (13)
8.1	Subsidiaries of the Registrant (*)
11	Code of Ethics (9)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Marcum Bernstein & Pinchuk LLP, independent registered public accounting firm
101	Interactive Data File
*	Attached to this Annual Report on Form 20-F.

(1)	Incorporated by reference to Registration Statement on Form F-1, filed with the SEC on Form F-1 filed May 29, 2009.

(2)	Incorporated by reference to Fincera’s Registration Statement (File No. 333-147284), filed with the SEC on Form S-1 dated January 30, 2008.

(3)	Incorporated by reference to Annex C to Fincera’s Final Proxy Statement, filed as Exhibit 99.1 to Fincera’s Current Report on Form 6-K filed with the SEC on March 11, 2009.

(4)	Incorporated by reference to Schedule N to Annex C to Fincera’s Final Proxy Statement, filed as Exhibit 99.1 to Fincera’s Current Report on Form 6-K filed with the SEC on March 11, 2009.

(5)	Incorporated by reference to Annex E to Fincera’s Final Proxy Statement, filed as Exhibit 99.1 to Fincera’s Current Report on Form 6-K filed with the SEC on March 11, 2009.

(6)	Incorporated by reference to Fincera’s Amendment No. 1 to the Annual Report on Form 20-F/A, filed with the SEC on December 6, 2011.

(7)	Incorporated by reference to Fincera’s Annual Report on Form 20-F, filed with the SEC on November 30, 2011.

(8)	Incorporated by reference to Fincera’s Annual Report on Form 20-F, filed with the SEC on April 5, 2012.

(9)	Incorporated by reference to Fincera’s Annual Report, filed with the SEC on Form 20-F filed June 9, 2009.

(10)	Incorporated by reference to Fincera’s Annual Report on Form 20-F, filed with the SEC on April 30, 2013.

(11)	Incorporated by reference to Fincera’s Annual Report on Form 20-F, filed with the SEC on April 18, 2014.

(12)	Incorporated by reference to Fincera’s Annual Report on Form 20-F, filed with the SEC on April 30, 2015.

(13)	Incorporated by reference to Fincera’s Annual Report on Form 20-F, filed with the SEC on May 2, 2016.

(14)	Incorporated by reference to Fincera’s Current Report on Form 6-K filed with the SEC on August 15, 2016.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FINCERA INC.

April 30, 2018	By:	/s/ Yong Hui Li
Yong Hui Li
Chief Executive Officer

April 30, 2018	By:	/s/ Jason Wang
Jason Wang
Chief Financial Officer

FINCERA INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Fincera Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fincera Inc. (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated April 30, 2018, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matter - Change in Reporting Currency

As discussed in Note 2, the Company changed its reporting currency from United States dollar to Renminbi effective July 1, 2017. United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

We have served as the Company’s auditor since 2011.

New York, New York
April 30, 2018

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share data)

	December 31,
	2017	2017	2016
	USD	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	171,910	1,123,296	722,301
Restricted cash	19,553	127,762	42,517
Loans, net	283,279	1,851,001	2,575,717
Other financing receivables, net	296,320	1,936,213	2,049,444
Prepaid expenses and other current assets	9,628	62,913	45,593
Current assets of discontinued operations	7,632	49,872	100,318
Total current assets	788,322	5,151,057	5,535,890

Property, equipment and leasehold improvements, net	206,737	1,350,858	1,401,780
Deferred tax assets, net	32,075	209,587	163,209
Non-current assets of discontinued operations	6,428	42,002	51,147

Total assets	1,033,562	6,753,504	7,152,026

The accompanying notes are an integral part of these consolidated financial statements.

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS - Continued
(in thousands except share and per share data)

	December 31,
	2017	2017	2016
	USD	RMB	RMB
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Dividends payable	26,466	172,932	—
Short-term bank borrowings (including short-term bank borrowings of the consolidated VIEs without recourse to Fincera of RMB520,000 and RMB520,000 as of December 31, 2017 and 2016, respectively)	79,581	520,000	580,000
Long-term bank borrowings, current portion	11,172	73,000	62,000
Borrowed funds from CeraVest investor, related party (including borrowed funds from CeraVest investor, related party of the consolidated VIEs without recourse to Fincera of RMB1,161 and RMB930 as of December 31, 2017 and 2016, respectively)	178	1,161	30,171
Borrowed funds from CeraVest investors (including borrowed funds from CeraVest investors of the consolidated VIEs without recourse to Fincera of RMB743,496 and RMB1,583,565 as of December 31, 2017 and 2016, respectively)	113,785	743,496	3,035,586
Financing payables, related parties (including financing payables, related parties of the consolidated VIEs without recourse to Fincera of RMB1,729,327 and RMB1,392,400 as of December 31, 2017 and 2016, respectively)	281,015	1,836,203	1,900,533
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to Fincera of RMB2,358,109 and RMB201,597 as of December 31, 2017 and 2016, respectively)	403,354	2,635,604	424,567
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Fincera of RMB36,733 and RMB25,951 as of December 31, 2017 and 2016, respectively)	8,154	53,278	37,986
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIEs without recourse to Fincera of RMB 5 and RMB5,591 as of December 31, 2017 and 2016, respectively)	1,671	10,916	31,012
Total current liabilities	925,376	6,046,590	6,101,855

Non-current liabilities
Long-term bank borrowings	90,447	591,000	664,000
Long-term financing payables, related party	36,045	235,527	229,118
Total liabilities	1,051,868	6,873,117	6,994,973

Commitments and Contingencies (Note 16)

Stockholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued – none	—	—	—
Ordinary shares - $0.001 par value authorized – 1,000,000,000 shares; issued and outstanding – 47,531,799 shares at December 31, 2017; issued and outstanding – 47,123,898 shares at December 31, 2016 (1)	50	327	327
Additional paid-in capital	106,193	693,889	962,173
Statutory reserves	24,531	160,289	159,801
Accumulated deficit	(149,080)	(974,118)	(965,248)
Total stockholders’ equity (deficit)	(18,306)	(119,613)	157,053

Total liabilities and stockholders’ equity (deficit)	1,033,562	6,753,504	7,152,026

The accompanying notes are an integral part of these consolidated financial statements.

(1) All per share amounts and shares outstanding for all periods have been retroactively restated to reflect Fincera’s 2 for 1 stock split, which was effective on November 1, 2017.

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except share and per share data)

	Years ended December 31,
	2017	2017	2016	2015
	USD	RMB	RMB	(Combined) RMB
Income
Facilitation fee	35,461	231,709	—	—
Interest income	47,487	310,289	243,169	85,456
Service charges	30,820	201,386	447,181	177,152
Property lease and management	29,418	192,221	169,765	164,171
Other income	13,505	88,246	15,810	26,199
Total income	156,691	1,023,851	875,925	452,978

Operating Costs and Expenses (Income)
Interest expense	47,013	307,191	262,762	154,402
Interest expense, related parties	24,799	162,041	41,339	38,023
Provision for credit losses	(2,057)	(13,443)	116,032	62,376
Product development expense	12,607	82,375	62,647	38,325
Property and management cost	17,145	112,030	109,568	109,778
Selling and marketing	27,727	181,176	89,620	20,913
General and administrative	31,232	204,077	198,787	106,932
Total operating costs and expenses	158,466	1,035,447	880,755	530,749

Loss from continuing operations before income taxes	(1,775)	(11,596)	(4,830)	(77,771)
Income tax (benefit) provision	(134)	(878)	8,534	(17,820)
Loss from continuing operations	(1,641)	(10,718)	(13,364)	(59,951)

Income from discontinued operations, net of taxes	358	2,336	1,094	51,072
Net loss	(1,283)	(8,382)	(12,270)	(8,879)

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS– Continued
(in thousands except share and per share data)

	Years ended December 31,
	2017	2017	2016	2015
	USD	RMB	RMB	RMB
(Loss) earnings per share (1)
Basic
Continuing operations	(0.03)	(0.23)	(0.28)	(1.27)
Discontinued operations	0.01	0.05	0.02	1.08
	(0.02)	(0.18)	(0.26)	(0.19)

Diluted
Continuing operations	(0.03)	(0.23)	(0.28)	(1.27)
Discontinued operations	0.01	0.05	0.02	1.08
	(0.02)	(0.18)	(0.26)	(0.19)

Weighted average shares outstanding (1)
Basic	47,271,473	47,271,473	47,113,656	47,100,290
Diluted	47,271,473	47,271,473	47,113,656	47,100,290

The accompanying notes are an integral part of these consolidated financial statements.

 (1) All per share amounts and shares outstanding for all periods have been retroactively restated to reflect Fincera’s 2 for 1 stock split, which was effective on November 1, 2017.

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(in thousands except share data)

			Additional		(Accumulated Deficit)	Total
	Ordinary Shares (1)		Paid-in	Statutory	Retained	Stockholders’
	Shares	Amount	Capital	Reserves	Earnings	Equity (deficit)
		RMB	RMB	RMB	RMB	RMB
Balance, December 31, 2014	47,099,288	327	2,435,711	167,742	(952,040)	1,651,740
(Combined)

Stock-based compensation	—	—	—	—	—	—

Appropriations to statutory reserves	—	—	—	4,930	(4,930)	—

Equity awards exercised	2,698	—	2,440	—	—	2,440

Net loss for the year ended December 31, 2015	—	—	—	—	(8,879)	(8,879)

Balance, December 31, 2015	47,101,986	327	2,438,151	172,672	(965,849)	1,645,301
(Combined)

Stock-based compensation	—	—	8,399	—	—	8,399

Appropriations to statutory reserves	—	—	—	15,252	(15,252)	—

Disposal of subsidiaries	—	—	—	(28,123)	28,123	—

Equity awards exercised	21,912	—	—	—	—	—

Capital Distribution	—	—	(1,486,175)	—	—	(1,486,175)

Gain on disposal of entity under common control	—	—	1,798	—	—	1,798

Net loss for the year ended December 31, 2016	—	—	—	—	(12,270)	(12,270)

Balance, December 31, 2016	47,123,898	327	962,173	159,801	(965,248)	157,053

Stock-based compensation	—	—	24,045	—	—	24,045

Appropriations to statutory reserves	—	—	—	4,458	(4,458)	—

Disposal of subsidiaries	—	—	—	(3,970)	3,970	—

Equity awards exercised	407,901	—	—	—	—	—

Capital contribution			29,812			29,812

Cash dividend			(322,141)			(322,141)

Net loss for the year ended December 31, 2017	—	—	—	—	(8,382)	(8,382)

Balance, December 31, 2017	47,531,799	327	693,889	160,289	(974,118)	(119,613)

The accompanying notes are an integral part of these consolidated financial statements.

(1) All per share amounts and shares outstanding for all periods have been retroactively restated to reflect Fincera’s 2 for 1 stock split, which was effective on November 1, 2017.

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,
	2017	2017	2016	2015
	USD	RMB	RMB	(Combined) RMB
Cash flow from operating activities:

Net loss	(1,283)	(8,382)	(12,270)	(8,879)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:	—	—
Depreciation and amortization	8,337	54,478	59,391	62,195
Exchange gain (loss)	(1,397)	(9,131)	26,660	1,244
(Reversal) provision for credit losses	(5,276)	(34,473)	138,321	120,588
Accrued marketing expense	7,849	51,284	—	—
Deferred income taxes	(5,698)	(37,233)	(20,616)	(53,434)
Stock-based compensation expenses	3,680	24,045	8,399	2,440
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	7,204	47,075	102,753	(69,592)
Other financing receivables from peer store, net	—	—	—	102,714
Short-term net investment in sales-type leases	—	—	37,033	311,236
Long-term net investment in direct financing and sales-type leases	2,034	13,290	398,444	1,684,103
Inventories	1,378	9,006	21,485	820
Other payables and accrued liabilities	309,768	2,024,082	98,027	143,729
Prepaid expense and other current assets	(2,328)	(15,213)	(14,154)	4,448
Income tax payable	2,340	15,292	15,727	6,895
Long-term payable	—	—	—	(38,895)

Net cash provided by operating activities	326,608	2,134,120	859,200	2,269,612

Cash flows from investing activities:

Change in loans	112,013	731,918	(966,429)	(1,522,231)
Change in other financing receivables	37,844	247,279	(618,827)	(1,494,522)
Purchase of property, equipment and leasehold improvements	(544)	(3,556)	(52,080)	(79,278)
Proceeds from sales of property, equipment and leasehold improvements	—	—	2,995	—

Net cash provided by (used in) investing activities	149,313	975,641	(1,634,341)	(3,096,031)

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued
(in thousands)

	Years ended December 31,
	2017	2017	2016	2015
	USD	RMB	RMB	(Combined) RMB
Cash flow from financing activities:

Changes in borrowed funds from CeraVest investors	(355,223)	(2,321,100)	1,731,707	1,333,514
Proceeds from financing payables, related parties	897,955	5,867,420	5,783,630	1,684,642
Repayment to financing payables, related parties	(908,498)	(5,936,308)	(5,100,531)	(1,618,609)
Proceeds from bank borrowings	113,250	740,000	579,999	1,006,563
Repayment of bank borrowings	(131,921)	(862,000)	(884,635)	(1,287,494)
Capital distribution	4,562	29,812	(1,040,471)	—
Dividend payment	(21,631)	(141,345)	—	—

Net cash (used in) provided by financing activities	(401,506)	(2,623,521)	1,069,699	1,118,616

Net increase in cash, cash equivalents and restricted cash	74,415	486,240	294,558	292,197

Cash, cash equivalents and restricted cash, beginning of the year	117,048	764,818	470,260	178,063

Cash, cash equivalents and restricted cash, end of the year	191,463	1,251,058	764,818	470,260

Supplemental disclosure of cash flow information:
Interest paid	49,784	325,298	267,386	163,169
Income taxes paid	3,598	23,509	32,814	6,691

Supplemental disclosure of non-cash financing activities:
Consideration payable to Smart Success	—	—	445,706	—
Dividend payable to shareholder	27,669	180,796	—	—

The accompanying notes are an integral part of these consolidated financial statements.

 FINCERA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2017, 2016 and 2015
(in thousands except share and per share data)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

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

In October 2016, the Company acquired 100% equity interest of Eastern Eagle and its subsidiaries which mainly operate Shijiazhuang Hilton Hotel (the “Hotel”) from Smart Success, an entity wholly-owned by the significant shareholder of the Company. The Company accounted for this transaction using the method similar to the pooling-of-interests method in accordance with ASC 805-50; accordingly, the assets and liabilities and operations of the Company and Eastern Eagle were combined at their historical carrying amounts, and all periods presented were adjusted as if the entities had always been combined when the combining entities were under common control since July 2007. Intercompany balances and transactions between the combining entities prior to the acquisition are eliminated from the combined financial statements.

On September 14, 2017, the Company’s Board of Directors approved a two-for-one stock split of the Company’s common stock, par value $0.001. The stock split was in the form of a stock dividend distributed on November 8, 2017 to stockholders of record at the close of business on November 1, 2017. The stock split entitled each stockholder to receive one additional share of common stock, par value $0.001, for each share they held as of the record date. All common stock share and per share data for all periods presented in the accompanying consolidated financial statements and related notes are have been adjusted to reflect the Stock Split, except for authorized common shares, which were not affected.

Internet-based business

From February 2012 to October 2014, the Company established a series of subsidiaries, including Chuang Jin World Investment Limited (“Chuang Jin World”) and Hebei Remittance Guarantee Limited (“Hebei Remittance”). Through its variable interest entities (“VIEs”) it also established Beijing Yihaoche Technology, Dianfubao Investments Limited and Qingyi Technology Limited. All of these subsidiaries and subsidiaries of VIEs were established to facilitate the internet-based operations including a new peer-to-peer lending platform called CeraVest, and a payment processing and settlement platform called CeraPay.

CeraVest, launched at the end of 2014, is a proprietary peer-to-peer (“P2P”) lending platform. Before July 2017, the Company offered small and medium sized businesses (“SMBs”) 180-day financing at competitive interest rates through CeraVest, which is guaranteed by legal representatives or shareholders of the SMBs and 8.0% of the principal balance of the loan is remitted to the Company as a loan deposit recorded as security deposits under other payables and accrued liabilities (Note 9). These 180-day loans are funded by investors, who can invest in two types of products “CeraVest Fixed” and “CeraVest Flex” through the CeraVest platform simply by visiting the platform’s website (www.qingyidai.com), completing the registration process and selecting which product to invest in. CeraVest Fixed, for investors to enter a transfer agreement at a same period and quoted rate of return as the 180-day loans, of which interest is established at approximately 8.62% per annum. CeraVest Flex is designed to offer investors the flexibility to add to or withdraw from the investments, as opposed to the CeraVest Fixed. It transfers the 180-day loans and CeraPay receivables, to investors through a transfer agreement at a quoted rate of return of approximately 8.03% per annum.

CeraPay, launched at the end of 2014, is our proprietary revolving credit product that also processes and settles transactions between our borrowers and merchants. CeraPay users are provided with a credit line that can be utilized at participating CeraPay merchants or be used to pay other CeraPay users. Having features similar to a credit card, there are no fees (other than late fees and penalties for CeraPay users who become delinquent on amounts borrowed) for using the CeraPay payments service as long as any outstanding balances are paid in full each month. Before July 2017, we generated revenue from CeraPay primarily by charging transaction fees, which were approximately 2.4%, to merchants participating in the network. Merchants may use CeraPay funds to make payments to other CeraPay users or merchants or cash out the funds via transfer to a bank account. CeraPay users are subject to an application and credit approval process and provide guarantees and collateral before they are provided with a credit line.

From July 2017, in order to comply with strengthened regulations, we re-developed the loan transaction process for all of our loan products so that loan facilitation occurs only through our peer-to-peer lending platform. After the adjustment, credit line transactions and loan request are all listed on our peer-to-peer lending platform for funding by investors, and we earn facilitation fee from borrowers.

Through CeraVest, we offer three types of financing services with different terms and payment schedules for borrowers and offer three corresponding investment products for investors, 30-day lines of credit transactions, 180-day term loans and installment loans. The underlying products of 30-day lines of credit transactions and installment loans result from CeraPay, of which transaction fees are collected and then allocated to the investors of the loans as interest payments and to the Company as a facilitation fee. These new products were offered in parallel with the old products, CeraVest Fixed and CeraVest Flex, which were phased out and terminated by December 2017 and February 2018, respectively.

On February 6, 2018, in accordance with regulations in China that require online lending information intermediaries to set up custody accounts with qualified banks to manage customer funds, we entered into an agreement with XWBank to provide fund custody services for our CeraVest customers and investors. We launched the new custody system on March 20, 2018. Under the arrangement, XWBank provides fund custody services which include transaction settlement and clearing, verification of platform fund transaction data, customer identity verification, and other services mandated by regulations in China. Sichuan XWBank is a non-state-owned bank established in December 2016 and is headquartered in Chengdu, China. It is the third commercial bank established in China with an internet based operating model and possesses no retail branches. It is the 7th ever civilian owned bank approved by the CBRC and it is the first civilian owned bank in the Sichuan province.

Property lease and management business

We own the Kaiyuan Finance Center, which is a 54 story large-scale commercial building with hotel, office and ancillary facilities, erected on a land parcel with a site area of approximately 10,601 square meters in the central business district of Shijiazhuang, China. The office space in the building comprises a total gross floor area of approximately 62,972 square meters. Our corporate headquarters occupies floors 26 and 27 and we lease out the space that we do not occupy (approximately 56,092 square meters).

The Kaiyuan Finance Center also houses the Hotel. This full-service, premiere hotel property totals over 119,000 square meters and includes guest rooms, restaurants, conference facilities, fitness center, spa and an underground parking garage. The Company has entered into a management and franchise agreement with Hilton Worldwide Holdings Inc. to manage and operate the Hotel.

NOTE 2 – GOING CONCERN

Liquidity and Capital Resources

The Company has recurring net losses, an accumulated deficit and has had to rely on funding through both related and non-related party financings. The Company reported a net loss of RMB10,718 and a net income of RMB13,364 from continued operations for the years ended December 31, 2017 and 2016 respectively. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the Company may not be able to achieve profitability.

The Company’s principal sources of liquidity have been cash provided by related parties and net increase in cash, cash equivalents and restricted cash. The Company reported a net increase in cash, cash equivalents and restricted cash of RMB486,240, RMB294,558 and RMB292,197 for the years ended December 31, 2017, 2016 and 2015. As of December 31, 2017, the Company had RMB1,123,296 in unrestricted cash and cash equivalents. The Company’s cash and cash equivalents are unrestricted as to withdrawal or use, and are placed with banks and other financial institutions. The Company’s consolidated current liabilities exceeded its consolidated current assets by approximately RMB895,533 as of December 31, 2017. The Company’s consolidated net liabilities amounted to RMB119,613 as of December 31, 2017.

As disclosed in Note 22, the Company and Mr. Li, the Chairman and Chief Executive Officer, entered into and executed an agreement to convert payables amounting to RMB195.9 million that the Company owed Mr. Li into 1.32 million shares of common stock of the Company.

As of February 28, 2018, certain non-performing loans with a total amount of RMB293.0 million have been sold to several third parties at a total consideration of RMB284.2 million.

Management Plan and Actions

The Company has addressed liquidity requirements through a series of cost reduction initiatives, financing from both banks and related parties, and the sale of non-performing assets. From July 2017 and onwards, the Company also re-developed the loan transaction process for all of its loan products, which reduces the need for working capital. Under the prior business model, the Company would be required to first fund loans and then seek investment for them. However, under the new model, loans are facilitated directly with investors on the Company’s peer-to-peer lending platform. This eliminates the need for the Company to use its own working capital for the initial loan funding. In addition, the Company will continue to focus on developing the internet-based business, improving operating efficiency and reducing costs, and enhancing its marketing function. Actions included continuously selling non-performing loans to third parties and obtaining the continuous financial support letter from Mr. Li.

Conclusion

The Company believes that available cash and cash equivalents, cash provided by operating activities under new business model, together with the efforts from aforementioned management plan and actions, should enable the Company to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Company has prepared the consolidated financial statements on a going concern basis. However, the Company continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term business plan. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing the Company’s business development activities, suspending the pursuit of its business plan, controlling operating expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that the Company will raise additional capital if needed.

NOTE 3 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Preparation and Presentation

The accompanying consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States (“U.S. GAAP”).

As mentioned in Note 4, the Company is winding down its commercial vehicle sales, leasing and support business and its insurance agency business and therefore has classified them as discontinued operations. The results of discontinued operations have been reflected separately in the consolidated statements of operations as a single line item for all periods presented in accordance with U.S. GAAP.

In October 2016, the Company acquired 100% of the equity interest of Eastern Eagle and its subsidiaries from Smart Success. For all periods presented, the Company, Smart Success, and Eastern Eagle and its subsidiaries were all under the control of Mr. Li, this transaction was accounted for as a combination of commonly controlled entities and accounted for as if the acquisition had been consummated at the beginning of the earliest period presented, with no gain or loss being recognized. The acquired assets and liabilities of Eastern Eagle and its subsidiaries were recorded at carrying value. The consolidated and combined financial statements for all periods presented are retrospectively adjusted to reflect the acquisition under common control of Eastern Eagle and its subsidiaries.

Selected combined statement of operations information for the year ended December 31, 2015:

	Fincera	Eastern Eagle	Adjustment/Elimination	Combined
	RMB	RMB	RMB	RMB

Total income	350,511	115,987	(13,520)	452,978
Interest expense	103,909	50,493	-	154,402
Interest expense, related parties	43,606	442	(6,025)	38,023
Property and management cost	12,844	96,934	-	109,778
Selling and marketing	14,937	5,976	-	20,913
General and administrative	73,575	40,851	(7,494)	106,932
Income (loss) from continuing operations before income taxes	938	(78,709)	-	(77,771)
Income tax provision (benefit)	1,706	(19,526)	-	(17,820)
Income (loss) from continuing operations	(768)	(59,183)	-	(59,951)
Net income (loss)	50,301	(59,180)	-	(8,879)
Earnings (loss) per share
Basic
Continuing operations	(0.01)	(1.26)	0.00	(1.27)
Discontinued operations	1.08	0.00	0.00	1.08
	1.07	(1.26)	0.00	(0.19)
Diluted
Continuing operations	(0.01)	(1.26)	0.00	(1.27)
Discontinued operations	1.08	0.00	0.00	1.08
	1.07	(1.26)	0.00	(0.19)

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All significant inter-company balances and transactions have been eliminated in consolidation.

Reclassification

The Company has reclassified certain comparative amounts in the consolidated statements of operations for the year ended December 31, 2016 and 2015 to conform to the current year’s presentation. The principal reclassifications are related to CeraVest penalty and late fees and cash incentives being reclassified from Interest income to Other Income. And CeraPay penalty and late fees were reclassified from Service charges into Other Income. The reclassification did not have an impact on the reported total assets, liabilities, stockholders’ equity and net income.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The most significant estimates and related assumptions include the assessment of the provision for credit losses and accrued marketing expenses, the assessment of the impairment of tangible long-lived assets, and the assessment of the valuation allowance on deferred tax assets. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. As of December 31, 2017 and 2016, the majority of cash, including restricted cash, was in RMB on deposit in PRC financial institutions, which the management believes are of high credit quality.

Restricted Cash

As of December 31, 2017 and 2016, the restricted cash was RMB127,762 and RMB42,517, respectively, which were mainly uninvested cash balances in CeraVest customer accounts and deposited in the Company’s bank account. These cash balances belong to the respective investors and therefore the Company does not have any control over those deposits.

Loans

Loans primarily represent loans to CeraVest borrowers and loans to other borrowers, and related interest receivable, net of provision for credit losses that reflects the Company’s best estimate of the amounts that will not be collected. Prior to July 2017, loan origination fee collected from borrowers was deducted from loan balance and amortized as interest income over the contract term.

Other financing Receivables

Prior to July 2017, other financing receivables represent current and overdue financing provided to registered customers on the CeraPay platform, usually with an original term of 30 days or 12 months. From July 2017 onwards, other financing receivables represent financing transactions with CeraPay customers that have not yet been facilitated for funding by CeraVest investors.

Provision for Credit Losses

The allowance for credit losses, which includes the allowance for loans and other financing receivables represents management’s estimate of probable losses inherent in the Company’s internet-based business. The Company determines to collectively assess provision for credit losses based on homogeneous risk characteristics, combined with targeted analysis on certain large individual balances. The allowance attributed to these loans and other financing receivables is established via a process that estimates the probable losses inherent in the specific portfolio. This process includes migration analysis, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio.

The Company performs periodic and systematic detailed reviews of its loans and other financing receivables, to identify credit risks and to assess the overall collectability of those portfolios, and may adjust its estimates on allowance of credit losses when new circumstances arise.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of loans and other financing receivables. Credit risk concentration with respect to these instruments is reduced because a large number of diverse customers over a wide geographic area make up the Company’s customer base.

Borrowed funds from CeraVest investors

Borrowed funds from CeraVest investors represents 1) the funds provided by investors through the CeraVest Fixed for the purpose of funding CeraVest loans with a six-month term; and 2) the funds provided by investors through CeraVest Flex for the investment in the obligation rights generated by the Company on selected CeraPay and CeraVest users.

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

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the consolidated statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the periods presented.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash and cash equivalents, restricted cash, loans, other financing receivables, short-term bank borrowings, borrowed funds from CeraVest investors, financing payables, related parties and long-term bank borrowings. The carrying amounts of the short-term financial instruments at December 31, 2017 and 2016 approximated their fair values because of their short maturities or existence of variable interest rates, which reflect current market rates. For long-term financial instruments, the carrying amount approximates its fair value since the interest rates applied to determine the carrying amount is close to the market interest rates for similar types of long-term instruments. When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information that the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income or loss.

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

As of December 31, 2017 and 2016, there were no assets or liabilities were measured and reported at fair value on a recurring basis.

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

Revenue Recognition

Facilitation Fee
Facilitation fee represents fees which the Company charges borrowers for matching their loan requests with investors on its CeraVest platform. These fees are charged by the Company in return for services including evaluating the borrower’s credit, examining the loan application and provided information, connecting investors to qualified borrowers, facilitating the execution of the loan between the parties through the CeraVest platform. Facilitation fees for the new three products, which are deducted upfront from borrowers, are recognized at loans inception when facilitated successfully through CeraVest platform.

Service Charges
Before July 2017, service charges, which represent CeraPay transaction fees, were recognized at the inception of the transaction. After July 2017, service charges represent transaction fees for CeraPay transactions not successfully facilitated by the Company’s peer-to-peer lending platform at billing dates.

Interest Income
Interest income is generated from loans and other financing receivables, recognized based on the effective interest rate method over the contract term. Prior to July 2017, amortization of loan origination fees was also included as interest income.

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

Other income
Other income mainly includes penalty and late fees, and government subsidies. Penalty and late fees are charged to borrowers of loans and other financing receivables if they become delinquent in repaying. These fees are recognized when collected from borrowers. Government subsidies for our internet-based business provided by Hebei Province, are recognized as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related benefit.

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

Advertising

The Company expenses advertising costs as incurred. Advertising expenses totaled approximately RMB5,516, RMB2,747 and RMB2,739 for the years ended December 31, 2017, 2016 and 2015, respectively, and are included in selling and marketing expense in the accompanying consolidated statements of operations.

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

The Company’s Chinese subsidiaries are subject to taxation in the PRC. The PRC income tax returns are generally not subject to examination by the tax authorities for tax years before 2012. With a few exceptions, the tax years 2012 to 2017 remain open to examination by tax authorities in the PRC.

Uncertain tax positions

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

The Company has elected to classify interest related to an uncertain tax position (if and when required) to interest expense, and classify penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of operations. For the years ended December 31, 2017, 2016 and 2015, the Company did not have any significant interest and penalties associated with uncertain tax positions. As of December 31, 2017 and 2016, the Company did not have any significant unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief executive officer (“CODM”), in deciding how to allocate resources and assessing performance. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC. The Company’s operations consist of three reporting and operating segments, the internet-based business, property lease and management business and hotel business (Note 18).

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

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	Year ended December 31,
	2017	2016	2015
	RMB	RMB	RMB

Net loss	(8,382)	(12,270)	(8,879)
Weighted average number of common shares outstanding – Basic (1)	47,271,473	47,113,656	47,100,290
Stock options (1)	—	—	—
Weighted average number of common shares outstanding – Diluted (1)	47,271,473	47,113,656	47,100,290
Loss per share (1)
Basic	(0.18)	(0.26)	(0.19)
Diluted	(0.18)	(0.26)	(0.19)

Due to the loss from continued operations for the years ended December 31, 2017, 2016 and 2015, 4,369,527, 4,655,384 and 4,318,084 stock options were excluded from the calculation of diluted net loss per share, respectively, because the effect would be anti-dilutive.

Foreign Currency Translation and Change in Reporting Currency

Starting from the second quarter of 2017, the Company changed its reporting currency from USD to RMB. The change in reporting currency was undertaken to reduce the effect of increased volatility of the RMB to USD exchange rate on the Company’s reported operating results and to increase comparability with its peer companies in China. The related financial statements prior to April 1, 2017 have been recast to RMB as if the financial statements originally had been presented in RMB since the earliest periods presented.

The Company’s operations are principally conducted through the subsidiaries and VIEs located in the PRC where RMB is the functional currency.

Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in earnings as a component of general and administration expense.

Translations of amounts from RMB into USD are solely for the convenience of the reader and were calculated at the rate of USD1.00 = RMB6.5342 on December 30, 2017, the last business day in fiscal year 2017, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Dividends

Dividends are recorded when declared. The Company declared a $1.00 per share cash dividend in June 2017. The declared dividends amounted to nil, nil, and RMB322,141 for the years ended December 31, 2015, 2016, and 2017 respectively.

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

Recently Issued and Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which was subsequently modified in August 2015 by ASU No. 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date. This guidance will be effective for fiscal years (and interim reporting periods within those years) beginning after December 15, 2017. The core principle of ASU No. 2014-09 is that companies should recognize revenue when the transfer of promised goods or services to customers occurs in an amount that reflects what the company expects to receive. It requires additional disclosures to describe the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. In 2016, the FASB issued additional ASUs that clarify the implementation guidance on principal versus agent considerations (ASU 2016-08), on identifying performance obligations and licensing (ASU 2016-10), and on narrow-scope improvements and practical expedients (ASU 2016-12) as well as on the revenue recognition criteria and other technical corrections (ASU 2016-20). In 2017, the FASB issued Accounting Standards Update (ASU) 2017-05, Other Income-Gains and Losses from the De-recognition of Nonfinancial Assets (Subtopic 610-20), which was originally issued in ASU 2014-09. The amendments in this Update require that an entity to initially measure a retained non-controlling interest in a nonfinancial asset at fair value consistent with a how a retained non-controlling interest in a business is measured.

During 2017, the Company made significant progress toward its evaluation of the potential changes from adopting the new standard on its future financial reporting and disclosures. The Company has established a cross-functional implementation team on assessment on the five-step model of the new standard to its revenue contracts.

Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. It also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

Management has adopted this standard effective January 1, 2018 using the modified retrospective approach, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. The Company also considers there will not be a material impact to the beginning balance of retained earnings.

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

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. Earlier adoption is permitted. The amendments in this Update should be applied using a retrospective transition method to each period presented. The Company elected to early adopt this guidance on a retrospective basis and have applied the changes to the consolidated statements of cash flows for the years ended December 31, 2015, December 31, 2016 and December 31, 2017.

In February 2018, the FASB issued guidance to address the income tax accounting treatment of the tax effects within other comprehensive income due to the enactment of the Tax Cuts and Jobs Act (the “Tax Act”). This guidance allows entities to elect to reclassify the tax effects of the change in the income tax rates from other comprehensive income to retained earnings. The guidance is effective for periods beginning after December 15, 2018 although early adoption is permitted. In March 2018, the FASB issued ASU No. 2018-05, Income Tax (Topic 740) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. This update adds SEC paragraphs pursuant to the SEC Staff Accounting Bulletin No. 118, which expresses the view of the staff regarding application of Topic 740, Income Taxes, in the reporting period that includes December 22, 2017 - the date on which the Tax Act was signed into law. The Company does not expect that adopting this guidance will have any material impacts on its financial statements as the Company does not have any US entities nor US operations.

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

The Company continues to service and collect on payments that have become overdue. This constitutes significant continuing involvement in the traditional businesses after their cessation.

The assets and liabilities of the traditional businesses were included in the captions “Assets of discontinued operations” and “Liabilities of discontinued operations”, in the accompanying balance sheets at December 31, 2017 and 2016 and consisted of the following:

	December 31,
	2017	2016
	RMB	RMB
Assets classified as discontinued operations
Accounts receivable, net	47,647	77,047
Prepaid expenses and other current assets	1,246	3,353
Inventories	979	6,629
Current maturities of long-term net investment in direct financing and sales-type leases, net of provision for credit losses	—	13,289
Total current assets	49,872	100,318
Deferred income tax assets	42,002	51,147
Total non-current assets	42,002	51,147
Total assets	91,874	151,465

	December 31,
	2017	2016
	RMB	RMB
Liabilities classified as discontinued operations
Other payables and accrued liabilities	10,916	16,061
Financing payables, related parties	─	12,233
Long-term payables, current portion	─	2,718
Total liabilities	10,916	31,012

The following are revenues and income from discontinued operations:

	Years ended December 31,
	2017	2016	2015
	RMB	RMB	RMB

Revenues	1,456	41,525	960,241

(Loss) income from discontinued operations	(2,657)	(25,835)	62,867
Income tax (benefit) provisions	(4,993)	(26,929)	11,795
Income from discontinued operation, net of income tax	2,336	1,094	51,072

The following are selective cash flow information from discontinued operations:

	Years ended December 31,
	2017	2016	2015
	RMB	RMB	RMB
Net cash provided by operating activities	44,548	322,100	2,070,455
Net cash provided by (used in) investing activities	─	─	─
Net cash provided by (used in) financing activities	─	─	─

NOTE 5 – LOANS, NET

The following lists the components of loans, net:

	December 31,	December 31,
	2017	2016
	RMB	RMB
Loans to CeraVest borrowers	1,090,497	2,631,690
Loans to other borrowers	788,639	─
Less: Provision for credit losses	(28,135)	(35,337)
Less: Deferred loan origination fees	─	(20,636)

Loans, net	1,851,001	2,575,717

Credit quality of loans

The carrying amounts of the current and past due loans as of December 31, 2017 and 2016 were as follows:

December 31, 2017	Current	1-90 days past due	> 90 days past due	Total
	RMB	RMB	RMB	RMB

Gross loans	1,235,790	472,800	170,546	1,879,136
Less: Provision for credit losses	(3,020)	(11,341)	(13,774)	(28,135)
Loans, net	1,232,770	461,459	156,772	1,851,001

December 31, 2016	Current	1-90 days past due	> 90 days past due	Total
	RMB	RMB	RMB	RMB

Gross loans	2,290,441	145,241	196,008	2,631,690
Less: Provision for credit losses	(6,529)	(4,942)	(23,866)	(35,337)
Less: Deferred loan origination fees	(20,636)	─	─	(20,636)
Loans, net	2,263,276	140,299	172,142	2,575,717

Provision for credit losses

The movement of provision for credit losses was as follow:

	December 31,	December 31,
	2017	2016
	RMB	RMB

Balance at beginning of year	(35,337)	(16,945)
(Addition)/Reversal	7,202	(18,392)
Balance at ending of year	(28,135)	(35,337)

NOTE 6 – OTHER FINANCING RECEIVABLES, NET

The following lists the components of other financing receivables, net:

	December 31,	December 31,
	2017	2016
	RMB	RMB

Other financing receivables	1,946,524	2,193,803
Less: Provision for credit losses	(10,311)	(144,359)

Other financing receivables, net	1,936,213	2,049,444

Credit quality of other financing receivables

The carrying amount of the current and past due other financing receivables as of December 31, 2017 and 2016 were as follows:

December 31, 2017	Current	1-90 days past due	> 90 days past due	Total
	RMB	RMB	RMB	RMB
Gross other financing receivables	1,946,524	─	─	1,946,524
Less: Provision for credit losses	(10,311)	─	─	(10,311)
Other financing receivables, net	1,936,213	─	─	1,936,213

December 31, 2016	Current	1-90 days past due	> 90 days past due	Total
	RMB	RMB	RMB	RMB
Gross other financing receivables	1,712,661	151,011	330,131	2,193,803
Less: Provision for credit losses	(16,552)	(12,245)	(115,562)	(144,359)
Other financing receivables, net	1,696,109	138,766	214,569	2,049,444

Provision for credit losses

The movement of provision for credit losses during the year of 2017 was as follows:

	December 31,	December 31,
	2017	2016
	RMB	RMB

Balance at beginning of year	(144,359)	(46,718)
Reclassification to accrued marketing expense	127,807	─
(Addition)/Reversal	6,241	(97,641)
Balance at ending of year	(10,311)	(144,359)

The addition/reversal of provision for credit losses of loans and other financing receivables is reported in the “Provision for credit losses” in the consolidated statements of operations. After July 2017, the then-current and overdue other financing receivables were sold to CeraVest investors through our peer-to-peer lending platform, resulting in reclassification of provision for credit losses to accrued marketing expenses (See Note 9).

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of prepaid expenses and other current assets is as follows:

	December 31,
	2017	2016
	RMB	RMB

Short-term advances	3,130	5,362
Temporary advances to employees	1,838	2,518
Prepaid rent	3,796	3,857
Prepaid other taxes	23,144	7,984
Legal deposit	17,983	16,600
Hotel inventory and receivables	7,011	3,600
Other current assets	6,011	5,672
Total	62,913	45,593

NOTE 8 – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Property, equipment and leasehold improvements are summarized as follows:

	December 31,
	2017	2016
	RMB	RMB

Buildings and leasehold improvements	1,419,535	1,420,586
Furniture and fixtures	67,422	67,090
Equipment	114,067	114,023
Company automobiles	5,115	9,617
Total	1,606,139	1,611,316

Less: Accumulated depreciation and amortization	(255,281)	(209,536)
Property, equipment and leasehold improvements, net	1,350,858	1,401,780

Depreciation and amortization expense for the continuing operations were approximately RMB54,478, RMB59,391 and RMB62,195 for the years ended December 31, 2017, 2016 and 2015, respectively.

The following schedule provides an analysis of Fincera’s investment in property on operating leases and hotel business by major classes as of December 31, 2017 and 2016:

	December 31,	December 31,
	2017	2016
	RMB	RMB

Buildings and leasehold improvements	1,338,773	1,338,773
Equipment	107,453	106,226
Total	1,446,226	1,444,999

Less: Accumulated depreciation and amortization	(190,054)	(144,872)
Total	1,256,172	1,300,127

The building and leasehold improvements and equipment were partially pledged as collateral for bank borrowings as of December 31, 2017 and 2016 (See Note 10).

NOTE 9 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the followings:

	December 31,
	2017	2016
	RMB	RMB

Payable to investors (1)	1,993,567	40,554
Security deposit from CeraVest borrowers	321,781	266,652
Accrued marketing expense (2)	179,091	—
Other current liabilities	76,105	66,199
Deferred revenue from CeraPay business	27,285	—
Salary payable	21,089	17,053
Payables to merchants	13,574	28,249
Other tax payables	3,112	5,860
Total	2,635,604	424,567

(1) Payable to investors include (i) uninvested funds deposited by investors; (ii) repayment in advance by the borrowers, and (iii) interest payable to investors for 30-day and installment loans.

(2) After July 2017, accrued marketing expense represents the estimation of future cash out-flow for purchase of delinquent CeraVest loans from CeraVest investors, net off the future cash in-flow collectible from such loans. The Company has no legal obligation to purchase delinquent loans from investors but provides such solution for marketing purpose.

The movement of accrued marketing expense during the year of 2017 and 2016 is as below. The addition of accrued marketing expense is included in “Selling and marketing” in the consolidated statement of operations.

	December 31,	December 31,
	2017	2016
	RMB	RMB

Balance at beginning of year	—	—
Reclassification from provision of credit losses for other financing receivable (Note 6)	127,807	—
Addition	51,284	—
Balance at ending of year	179,091	—

NOTE 10 – THIRD PARTY BORROWINGS

Short-term bank borrowings

Summaries of short-term bank borrowings are as follows:

	Weighted-average interest rate			December 31,
	2017	2016	Maturities	2017	2016
				RMB	RMB
Short-term bank loans	4.65%	4.98%	December 2018	520,000	580,000

Short-term bank loans represent loans from local banks that were used for working capital. The loans bore interest at rates in the range of 4.35% to 4.79% and 4.35% to 5.22% as of December 31, 2017 and 2016, respectively, are denominated in RMB and have terms maturing within one year. All of the loans due before the filing date of this annual report were repaid. The weighted average short-term bank loans for the years ended December 31, 2017 and 2016 was RMB592,822 million and RMB552,740 million respectively.

The legal representative of Shijie Kaiyuan Auto Trade Co., Ltd has provided the guarantee for the Company to secure two short-term bank borrowings from Agricultural Bank of China for a total amount of RMB200 million.

Long-term bank borrowings

Summaries of long-term bank borrowings are as follows:

	Weighted-average interest rate			December 31,
	2017	2016	Maturities	2017	2016
				RMB	RMB
Long-term bank loans, current portion	4.97%	4.98%	December 2018	73,000	62,000
Long-term bank loans	4.99%	4.99%	December 2028	591,000	664,000
Total				664,000	726,000

The total carrying amount of property, equipment and leasehold improvements that have been pledged as collateral to secure financing from commercial banks is RMB1,043 million and RMB1,235 million as of December 31, 2017 and 2016 respectively.

As of December 31, 2017, the Company had a total of RMB240 million of unused bank facilities, which was granted by China Citic Bank and Minsheng Bank. As of December 31, 2016, the Company had a total of RMB100.0 million of unused bank facilities, which was granted by China Citic Bank.

NOTE 11 – BORROWED FUNDS FROM CERAVEST INVESTORS

A summary of the Company’s borrowed funds from CeraVest investors is as follows:

	Weighted-average interest rate		December 31,
	2017	2016	2017	2016
Borrowed funds from CeraVest investors			RMB	RMB
-CeraVest Fixed (inclusive of interest payable of nil and RMB22,448 as of December 31, 2017 and 2016, respectively)	8.43%	8.49%	—	705,107

-CeraVest Flex (inclusive of interest payable RMB7,593 and RMB21,505 as of December 31, 2017 and 2016, respectively)	8.03%	8.03%	743,496	2,330,479
Total			743,496	3,035,586

After July 2017, borrowed funds from CeraVest investors ceased to be generated since the Company re-developed the business process to connect borrowers and investors directly and invested funds from investors were transferred to borrowers’ account if the loans were successfully facilitated by the Company. Therefore, CeraVest Fixed and CeraVest Flex were phased out and terminated by December 2017 and February 2018, respectively.

NOTE 12 – INCOME TAXES

Cayman Islands: Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong: The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the years ended December 31, 2017, 2016 and 2015. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

China: The foreign invested enterprises and domestic companies are generally subject to enterprise income tax at a uniform rate of 25%.

Summaries of the income tax (benefit) provision attributable to continued operations in the consolidated statements of operations are as follows:

	Years Ended December 31,
	2017	2016	2015
	RMB	RMB	RMB

Current	38,860	42,821	12,401
Deferred	(39,738)	(34,287)	(30,221)
Total	(878)	8,534	(17,820)

The tax effects of temporary differences of continuing operations representing deferred income tax assets / liabilities result principally from the following:

	December 31,
	2017	2016
	RMB	RMB
Deferred income tax assets:
Provision for credit losses	8,494	44,925
Accrued liabilities	114,239	30,337
Tax loss carried forward	86,854	87,947
	209,587	163,209
Valuation allowance	—	—
Deferred tax assets, net	209,587	163,209

As of December 31, 2017 and 2016, deferred income tax assets are derived from accrued liabilities, provision for credit losses and tax loss carried forward arising from the same tax jurisdictions in China. The management determines it is more likely than not that these deferred tax assets could be utilized in the future, so no valuation allowance was provided as of December 31, 2017 and 2016.

At December 31, 2017, the Company had RMB347,416 of tax loss carry forwards that expires through December 31, 2022.

The difference between the effective income tax rate and the expected statutory rate on income (loss) from operations was as follows:

	December 31,
	2017	2016	2015
Statutory EIT rate	25.0%	25.0%	25.0%
Non-deductible expenses	(37.7%)	(11.7%)	(3.1%)
Non-taxable income	35.7%	(138.0%)	1.0%
Tax-exempt entities *	(79.3%)	(48.2%)	—%
Additional deduction for research and development expenses **	43.8%	—%	—%
Different tax rates in other jurisdictions	20.1%	(3.8%)	—%
Effective tax rate	7.6%	(176.7%)	22.9%

*Tax-exempt entities represent entities outside of China and Hong Kong for which the statutory tax rate is zero.
**Additional deduction for research and development expenses represent additional 50% of research and development expenses could be deducted from profit before tax, which had been approved by local tax bureau in May 2017.

The Company adopted the guidance on accounting for uncertainties in income taxes, which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company has elected to classify interest related to an uncertain tax position (if and when required) to interest expense, and classify penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of operations. For the years ended December 31, 2017, 2016 and 2015, the Company did not have any significant interest and penalties associated with uncertain tax positions. As of December 31, 2017 and 2016, the Company did not have any significant unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

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

As of December 31, 2017 and 2016, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC. The Company typically intends for its foreign invested enterprises in the PRC to reinvest their earnings to further expand the Company’s business in mainland China. Therefore the Company does not typically intend for these PRC subsidiaries to declare dividends to their immediate foreign holding companies.

NOTE 13 – STOCK-BASED COMPENSATION

On April 9, 2009, the Fincera Inc. 2009 Equity Incentive Plan (the “2009 Incentive Plan”) was approved by the shareholders of the Company. Under the terms of the 2009 Incentive Plan, 3,350,000 ordinary shares were reserved for issuance. All directors, employees and consultants of Fincera and its related parties are eligible to be granted awards under the 2009 Plan.

On September 24, 2015, the Fincera Inc. 2015 Omnibus Equity Incentive Plan (the “2015 Incentive Plan”) took effect and replaced the 2009 Incentive Plan. Effective on and after that date, no new awards will be granted under the 2009 Incentive Plan, although all outstanding awards under that plan will remain outstanding according to their terms and the terms of that plan. Under the terms of the 2015 Incentive Plan, 5,200,000 ordinary shares are reserved for issuance. The 2015 Incentive Plan provides for the grant of incentive and nonstatutory stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, performance units, performance shares, deferred compensation awards and other stock-based awards. All directors, employees and consultants of Fincera and its related parties are eligible to be granted awards under the 2015 Incentive Plan. The Board of Directors of the Company may amend or terminate the 2015 Incentive Plan at any time. Certain amendments, including an increase in the share reserve, require shareholder approval.

The total vesting period for stock options granted by the Company is four years, with 25% of the options vesting one year after the date of grant and the remaining 75% vesting ratably each month for three years thereafter. The options have a total term of 10 years. The Company will issue new shares to the holders of stock options upon exercise of the options. The Board of Directors may grant stock options to employees, directors and consultants to the Company to purchase shares of the Company’s common stock at an exercise price not less than the fair market value of the stock at the date of grant.

On September 24, 2015, December 28, 2015, April 29, 2016, September 27, 2016, November 29, 2016, April 28, 2017, June 16, 2017, and October 13, 2017 the Company granted 1,027,916, 279,616, 272,400, 42,000, 314,000, 71,360, 16,000, and 531,656 stock options, respectively, under the terms of the 2015 Incentive Plan. The exercise price of each option is RMB 91.48 ($14.00), RMB 87.39 ($13.38), RMB 88.54 ($13.55), RMB 88.87 ($13.60), RMB 88.87 ($13.60), RMB 106.80 ($16.35), RMB 103.24 ($15.80), and RMB 111.08 ($17.00) respectively, which represents the closing price of the Company’s ordinary shares on the date of grant.

During the years ended December 31, 2017, 2016 and 2015, 301,574, 288,028 and 17,560 stock options have been forfeited, respectively, as a result of the resignation of the grantees. In connection with the grant of stock options to employees, the Company recorded compensation expense charges in general and administrative expenses of RMB 20,052, RMB 8,399 and RMB 2,440 for the years ended December 31, 2017, 2016 and 2015, respectively, based on the estimated fair value of the options on the date of grant. No stock-based compensation charges were recorded for non-employees for the years ended December 31, 2017, 2016 and 2015. The per share fair value of the stock options granted has been estimated using the Black-Scholes option-pricing model with the following assumptions:

Date of Grant	September 24, 2015	December 28, 2015	April 29, 2016	September 27, 2016	November 29, 2016

Dividend yield (1)	None	None	None	None	None
Risk-free interest rate (2)	1.84%	2.05%	2.05%	1.39%	2.12%
Volatility (3)	26%	25%	41%	32%	32%
Expected Life (in years) (4)	6.08	6.08	6.08	6.08	6.08

Date of Grant	April 28, 2017	June 16, 2017	October 13, 2017

Dividend yield (1)	None	None	None
Risk-free interest rate (2)	2.10%	1.97%	2.02%
Volatility (3)	23%	21%	18%
Expected Life (in years) (4)	6.08	6.08	6.08

(1)	The Company has no expectation of paying regular cash dividends on its ordinary shares.
(2)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant.
(3)	The Company estimates the volatility of its ordinary shares at the date of grant based on its historical monthly price observations.
(4)	The expected life of stock options granted under the Incentive Plan is based on expected exercise patterns, which the Company believes are representative of future behavior.

The following table summarizes outstanding options as at December 31, 2017, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at December 31, 2017	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at December 31, 2017	Weighted Average Exercise Price

$4.75 to $17.00	4,369,527	$5.07	4.85	3,108,896	$7.67

A summary of option activity under the employee share option plan as of December 31, 2017, 2016 and 2015, and changes during the three years then ended is presented as follows:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value

Outstanding at January 1, 2015	3,028,112	$6.19	5.05	$11,560
Granted	1,307,532	$14.00
Forfeited	(17,560)	$14.00
Outstanding at December 31, 2015	4,318,084	$8.52	5.76	$21,779
Exercised	(3,072)	$7.25
Granted	628,400	$13.58
Forfeited	(288,028)	$13.92
Outstanding at December 31, 2016	4,655,384	$8.87	5.17	$28,548
Exercised	(603,299)	$7.20
Granted	619,016	$16.90
Forfeited	(301,574)	$13.94
Outstanding at December 31, 2017	4,369,527	$9.89	4.85	$54,984

A summary of unvested options under the employee share option plan as of December 31, 2017, and changes during the year then ended is presented as follows:

Options	Number of Shares	Weighted Average Fair Value

Unvested at January 1, 2017	1,311,379	$4.54
Granted	619,016	4.01
Vested	(368,189)	5.99
Forfeited or exercised	(301,574)	5.39
Unvested at December 31, 2017	1,260,630	$3.65
Expected to vest thereafter	1,260,630	$3.65

As of December 31, 2017, 3,108,896 of the share options are vested and exercisable and a total of RMB 41,268 of compensation expense pertaining to options remains unrecognized. This amount will be recognized as compensation expense ratably over the remaining vesting period. The weighted average remaining vesting period of the options is 2.58 years.

Restricted Stock Units (“RSUs”) are share awards that entitle the holder to receive shares of the Company’s common stock upon vesting. The total vesting period for RSUs granted by the Company is four years, with 25% of the RSUs vesting on each anniversary from the date of grant. A summary of RSU transactions for all equity compensation plans follows:

	Number of Shares	Weighted-Average Grant Date Fair value	Aggregate Intrinsic Value
RSUs outstanding at January 1, 2017	—	$—	$—
Granted	8,000	17.00	136
Forfeited	—	—	—
Vested	—	—	—
RSUs outstanding at December 31, 2017	8,000	$17.00	$136

At December 31, 2017, total unrecognized compensation expense related to non-vested RSUs granted prior to that date was RMB842, which is expected to be recognized over a weighted-average period of 3.8 years. No RSUs vested during fiscal 2017 and there were no RSUs granted prior to 2017.

On April 28, 2017 the Company granted 36,140 shares of unrestricted stock to employees. Compensation expense of RMB3,993 was recognized immediately as a result of this grant.

NOTE 14 – DIVIDEND PAYMENT

On June 21, 2017, the Company announced a cash dividend of $1.00 per share on the Company’s common stock, payable on or around June 30, 2017 to stockholders of record as of the close of business on June 23, 2017. The dividend resulted in a charge to additional paid-in capital of RMB322,141.

NOTE 15 – FUTURE MINIMUM RENTAL INCOME UNDER OPERATING LEASES

Fincera’s operations include the leasing of commercial property at the Kaiyuan Finance Center. The leases thereon expire at various dates through 2022. The following is a schedule of minimum future rents on non-cancelable operating leases at December 31, 2017:

Year Ending December 31,	Future Minimum Rentals
RMB
2018	61,420
2019	44,184
2020	24,521
2021	5,240
2022	2,769
Total	138,134

There are no contingent rentals as of December 31, 2017.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and monthly leases. These leases are accounted for as operating leases. Rent expense for continuing operations amounted to RMB13,755, RMB7,961 and RMB4,164 for the years ended December 31, 2017, 2016 and 2015, respectively. Rent expense for discontinued operations amounted to RMB249, RMB4,903 and RMB12,044 for the years ended December 31, 2017, 2016 and 2015, respectively.

Future minimum payments for operations under long-term, non-cancelable leases as of December 31, 2017 are as follows:

Year Ending December 31,	Future Minimum Payments
RMB
2018	4,813
2019	838
2020	251
2021	112
2022	8
Total	6,022

Legal Proceedings

In the opinion of management, there are no material claims assessments or litigation pending against the Company.

NOTE 17 – PROFIT APPROPRIATION

The Company’s China-based subsidiaries and VIEs are required to make appropriations to certain non-distributable reserve funds.

In accordance with the PRC Company Law, some of the Company’s PRC subsidiaries and VIEs have to make appropriations from their after-tax-profit under the Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to non-distributable reserve funds, including a statutory surplus fund and a discretionary surplus fund. Each year, at least 10% of the after-tax-profit under PRC GAAP is required to be set aside as statutory surplus fund until such appropriations for the fund equal 50% of the registered capital of the applicable company. The appropriation for the discretionary surplus fund is at the Company’s discretion as determined by the shareholders’ meeting of each company.

Upon certain regulatory approvals and subject to certain limitations, the general reserve fund and the statutory surplus fund can be used to offset prior year losses, if any, and can be converted into paid-in capital of the applicable company, but it cannot be distributed to shareholders except in the event of a solvent liquidation of the company.

For the years ended December 31, 2017, 2016 and 2015, appropriations for the general reserve funds and statutory surplus funds totaled RMB4,458, RMB15,252 and RMB4,930, respectively. The 2017 and 2016 reserve refund is due to the refund of surplus reserves caused by the Company’s winding down of its commercial vehicle sales, leasing and support business.

NOTE 18 – SEGMENT REPORTING

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

The Company operated three segments: the internet-based business segment, the hotel segment and the office leasing segment.

Discontinued operations have been excluded from the segment information for periods presented.

Year ended December 31, 2017

	Internet-based Business	Hotel Business	Office Leasing	Corporate	Totals
	RMB	RMB	RMB	RMB	RMB
Segment Revenues	831,630	133,747	58,474	—	1,023,851
Property and management cost	—	98,248	13,782	—	112,030
Reversal of provision for credit losses	(13,443)	—	—	—	(13,443)
Interest expense, related parties	157,295	—	4,746	—	162,041
Interest expense	272,171	35,020	—	—	307,191
Product development expense	82,375	—	—	—	82,375

Segment Income before taxes	333,232	479	39,946	—	373,657
General and administrative	—	—	—	204,077	204,077
Selling and marketing	—	—	—	181,176	181,176
Income (loss) from continuing operations before income taxes	333,232	479	39,946	(385,253)	(11,596)

Year ended December 31, 2016

	Internet-based Business	Hotel Business	Office Leasing	Corporate	Totals
	RMB	RMB	RMB	RMB	RMB
Segment Revenues	706,160	109,708	60,057	—	875,925
Property and management cost	—	95,974	13,594	—	109,568
Provision for credit losses	116,032	—	—	—	116,032
Interest expense-related parties	37,816	1,619	1,904	—	41,339
Interest expense	221,934	40,350	478	—	262,762
Product development expense	62,647	—	—	—	62,647

Segment Income (loss) before taxes	267,731	(28,235)	44,081	—	283,577
General and administrative	—	—	—	198,787	198,787
Selling and marketing	—	—	—	89,620	89,620
Income (loss) from continuing operations before income taxes	267,731	(28,235)	44,081	(288,407)	(4,830)

Year ended December 31, 2015

	Internet-based Business	Hotel Business	Office Leasing	Corporate	Totals
	RMB	RMB	RMB	RMB	RMB
Segment Revenues	288,807	101,218	62,953	—	452,978
Property and management cost	—	96,937	12,841	—	109,778
Provision for credit losses	62,376	—	—	—	62,376
Interest expense-related parties	37,584	439	—	—	38,023
Interest expense	103,912	50,490	—	—	154,402
Product development expense	38,325	—	—	—	38,325

Segment Income (loss) before taxes	46,610	(46,648)	50,112	—	50,074
General and administrative	—	—	—	106,932	106,932
Selling and marketing	—	—	—	20,913	20,913
Litigation expense	—	—	—	—	—-
Income (loss) from continuing operations before income taxes	46,610	(46,648)	50,112	(127,845)	(77,771)

The assets of the office leasing segment as of December 31, 2017 and December 31, 2016 amounted to RMB1,307 million and RMB708 million, respectively. The assets of the hotel business segment as of December 31, 2017 and December 31, 2016 amounted to RMB1,033 million and RMB1,089 million, respectively. The assets of the internet-based business segment as of December 31, 2017 and December 31, 2016 amounted to RMB 4,326 million and RMB5,204 million, respectively. The remaining balances of assets as of December 31, 2017 and December 31, 2016 are RMB92 million and RMB151 million, respectively, which are related to the discontinued operations.

NOTE 19 – RELATED PARTY BALANCES AND TRANSACTIONS

Financing payables, related parties

The outstanding financing payables, related parties as of December 31, 2017 and 2016 were as follows:

		December 31,
	Notes	2017	2016
		RMB	RMB

Mr. Li		62,748	996
Alliance Rich	(1)	22	29,534
Hebei Kaiyuan	(1)	32,229	29,873
Honest Best Int’l Ltd.	(1)	76	80
Smart Success	(1)	11,812	477,518
Ruituo	(2)	—	214,783
Beiguo Mall Xinji Branch	(3)	1,729,316	1,147,749
Total		1,836,203	1,900,533

Notes:

(1)	Entity controlled by Mr. Li.
(2)	Entity controlled by Mr. Li’s brother.
(3)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%.

During the periods presented, the Company has borrowed from the Company’s Chairman and Chief Executive Officer, Mr. Li and companies affiliated with Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs.

The amount due to Mr. Li is unsecured and due on demand by the lender and bore an interest at approximately 3.9% per annum based on the outstanding unpaid balances.

The amount due to Alliance Rich represents a portion of the consideration paid in the acquisition of Heat Planet Holdings Limited (“Heat Planet”) and the unpaid amounts thereafter October 2013 began to accrue interest at the one-year rate announced by the People’s Bank of China (4.35% as of December 31, 2017). As of December 31, 2017, the Company has paid off the acquisition consideration balance to Alliance Rich. Remaining amounts due to Alliance Rich are non-interest bearing, unsecured and due on demand by the lender.

The amount due to Hebei Kaiyuan is unsecured and due on demand by the lender and bore an interest at 8.00% per annum based on the outstanding unpaid amounts.

The amount due to Smart Success Investment Limited (“Smart Success”) represents a portion of the consideration paid in the acquisition of Eastern Eagle. Any unpaid amounts thereafter August 8, 2017 began to accrue interest at the one-year rate announced by the People’s Bank of China. As of December 31, 2017, the Company has paid off the acquisition consideration balance to Smart Success. Remaining amounts due to Smart Success are non-interest bearing, unsecured and due on demand by the lenders.

The amount due to Ruituo is unsecured and due on demand by Ruituo and bore an interest at approximately 8.00% based on the weighted average outstanding payable balances at month end.

The Company pays a financing charge of approximately 4.6% per annum to Beiguo Mall Xinji Branch for the funds obtained. The financing arrangement is guaranteed by Hebei Kaiyuan and Mr. Li, who has a long-term business relationship with Beiguo. In addition, the payable balances of each loan are due in 180 days.

Borrowed funds from CeraVest investor, related party

During the year of 2017 and 2016, the related parties, including eight senior executives and Mr. Li’s relatives, have provided to the Company through the CeraVest platform for the purpose of funding CeraVest loans, including CeraVest Fixed and CeraVest Flex, with weighted average interest rate of 8.43% and 8.03%, and 8.49% and 8.03% per annum as of December 31, 2017 and 2016, respectively.

Long-term financing payables, related party

The Company entered into a long-term loan agreement with Ruituo during 2016 for long-term capital needs. Ruituo provided a facility to the Company, amounting to RMB 500 million, with a period from September 23, 2016 to September 23, 2019. This long-term loan is unsecured and bears interest at 4.90% per annum based on the weighted average outstanding payable balances at month end. The outstanding long-term financing payable, related party as of December 31, 2017 and 2016 were as follows:

		December 31,
	Notes	2017	2016
		RMB	RMB
Ruituo	(1)	235,527	229,118

Note:

(1) Entity controlled by Mr. Li’s brother.

Related Parties Transactions

During the periods presented, the details of the significant related party transactions were as follows:

	Notes		Year Ended December 31,
			2017	2016	2015
			RMB	RMB	RMB
Capital nature:
Alliance Rich	(1)	(d)	847	1,166	1,046
Beiguo Auto	(4)	(c)	—	—	1,133
Beiguo Mall Xinji Branch	(4)	(c)	3,754,748	1,132,130	—
Beiguo Mall Xinji Branch	(4)	(d)	138,980	13,690	—
Hebei Kaiyuan	(1)	(b)	4,220	—	—
Hebei Xuyuan Investment Company	(5)	(b)	10,450	62,300	19,353
Hebei Xuyuan Investment Company	(5)	(d)	432	1,287	70
Kaiyuan Shengrong	(1)	(a)	560,000	625,999	—
Mr. Li	(3)	(h)	29,816	—	—
Mr. Li	(3)	(a)	1,766,000	1,750,998	2,209,982
Mr. Li	(3)	(b)	63,424	—	—
Mr. Li	(3)	(d)	1,702	—	—
Ruituo	(2)	(b)	765,000	812,595	902,473
Ruituo	(2)	(c)	1,075,688	3,681,410	343,061
Ruituo	(2)	(d)	16,059	20,111	24,325
Xinji Beiguo Mall	(4)	(c)	—	—	221,758
Xinji Beiguo Mall	(4)	(d)	—	7	9,922

Operating nature:
Smart Success Investment Limited	(1)	(f)	—	739,814	—
Hebei Kaiyuan	(1)	(d)	1,873	1,834	1,874
Mr. Lei Chen	(6)	(g)	109,272	45,377	—
Mr. Lei Chen	(6)	(d)	1,622	2,597	—
Mr. Shu Ling Li	(7)	(g)	1,434	706	—
Mr. Xing Wei	(8)	(g)	1,033	1,033	—
Mr. Yong Qi Li	(9)	(g)	61,760	3,000	—
Yuanshi County Natural Gas Sales Company	(2)	(e)	—	—	5,770

Notes:

(1) Entity controlled by Mr. Li.

(2) Entity controlled by Mr. Li’s brother.

(3) The Chairman and Chief Executive Officer of Fincera.

(4) Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%

(5) Entity in which Mr. Li holds 40% equity interest.

(6) The regional manager of the Company.

(7) The sister of Mr. Li.

(8) The Company’s COO, retired from the Company since August 2017.

(9) The brother of Mr. Li.

Nature of transaction:

(a) Bank loan guarantee provided to the bank by the related parties.

(b) Loan provided to the Company during the year.

(c) Internet-based financing provided to the Company during the year.

(d) Interest incurred by the Company during the year.

(e) CeraPay funds used.

(f) Acquisition transaction.

(g) CeraVest investment.

(h) Capital transaction with shareholder

NOTE 20 – VARIABLE INTEREST ENTITIES

On November 26, 2008, through the Company’s wholly owned subsidiary, Chuanglian, the Company executed a series of contractual arrangements with the Auto Kaiyuan Companies (refers to Kaiyuan Logistics, Kaiyuan Auto Trade Co., Ltd., and Hebei Xuhua Trading Co., Ltd.) and their shareholder, as the Enterprise Agreements. Pursuant to the Enterprise Agreements, the Company had exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholder, and generally had control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies were considered VIEs and the Company was the primary beneficiary. The Company’s relationships with the Auto Kaiyuan Companies and their shareholder were governed by the Enterprise Agreements between Chuanglian and each of the VIEs .

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

In 2017, Kaiyuan Logistics was deregistered, as a result thereof, the VIEs only include Kaiyuan Auto Trade and Hebei Xuhua Trading thereafter.

Details of the Enterprise Agreements are as follows:

Assignment of Voting Rights

The shareholder of the VIEs irrevocably agreed to assign all of its voting rights to the Company for all business resolutions. As a result, the Company has direct control of the Board of Directors and has authority to appoint the majority of the Board of Directors which makes it the primary controlling shareholder of the VIEs.

Management and Operating Agreement

The Company is engaged to exclusively manage and operate the sales and service of the VIEs, including the development of sales and marketing strategy, management of customer services, daily operations, financial management, employment issues and all other related operating and consulting services. Furthermore, the shareholders of the VIEs agree that without the prior consent of the Company, the VIEs will not engage in any transactions that could materially affect their respective assets, liabilities, rights or operations, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of their assets or intellectual property rights in favor of a third party or transfer of any agreements relating to their business operation to any third party. The management and operating agreement in respect of each of VIEs was entered in 2013 and 2016, respectively, and has a term of 10 years and will be extended for another 10 years automatically unless the Company files a written notice at least 3 months prior to the expiration of this agreement.

Equity Interest Transfer Agreement

The shareholders of the VIEs agree to transfer all of its assets to the Company and the Company has an exclusive, irrevocable and unconditional right to purchase, or cause the Company’s designated party to purchase, from such shareholders, at the Company’s sole discretion, part or all of the shareholders’ equity interests in the VIEs when and, to the extent that, applicable PRC Laws permit the Company to own part or all of such equity interests in the VIEs. According to the Exclusive Equity Interest Transfer Agreement, the purchase price to be paid by the Company to the shareholders of the VIEs will be the minimum amount of consideration permitted by applicable PRC Law at the time when such share transfer occurs.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement, the VIEs and their shareholders agree to pledge all of its equity interest and operating profits to guarantee the performance of the VIEs in the obligation under the Equity Interest Transfer Agreement. In the event of the breach of any conditions of the Equity Interest Transfer Agreement, the Company is entitled to enforce its pledge rights over the equity interests of the VIEs for any losses suffered from the breach.

The FASB issued guidance requiring companies to provide enhanced disclosures about an enterprise’s involvement in a VIE. This guidance also requires an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE. As part of its qualitative assessment the Company has evaluated the following:

●	The entity in which equity investors do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support; or

●	As a group, the holders of the equity investment at risk lack any one of the following three characteristics:

(i) The power through voting rights or similar rights to direct activities that most significantly impact the entity’s economic performance,

(ii) The obligation to absorb the expected losses of the entity, and

(iii) The right to receive the expected residual return of the entity.

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

As part of its qualitative assessment, Fincera has concluded that it maintains the power criterion since the Company directs the activities that impact the underlying economics of the VIEs. One example of such an activity is that Fincera’s Officers, which is composed of senior employees across Fincera’s departments, is responsible for monitoring performance and allocating resources and capital to the VIEs. Further, since Fincera maintains a priority earnings position in the VIEs and has the ability and obligation to absorb the losses of the VIEs, Fincera also meets the losses/benefits criterion.

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

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015:

	December 31,
	2017	2016
	RMB	RMB

Total assets	4,637,085	2,927,081
Total liabilities	5,388,831	3,730,034

	Year Ended December 31,
	2017	2016	2015
	RMB	RMB	RMB

Income	404,139	480,244	216,893
Net (loss) income from discontinued operation	(46,264)	76,243	5,079
Net loss from continued operation	(369,587)	(23,466)	(971)

NOTE 21 – CONDENSED PARENT COMPANY FINANCIAL INFORMATION OF FINCERA INC.

A substantial part of the Company’s businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These requirements imposed by the PRC government authorities may restrict the ability of the Company’s subsidiaries and VIEs to transfer its net assets to the Company through loans, advances or cash dividends, which consisted of paid-up capital, additional paid in capital and statutory reserves and amounted to approximately RMB854.2 million as of December 31, 2017, exceeding 25% of the Company’s consolidated net assets. Accordingly, condensed parent company financial statements have been prepared in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X.

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

As of December 31, 2017 and 2016, there were no material contingencies, significant capital and other commitments, provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Company’s Consolidated Financial Statements, if any.

Condensed Balance Sheets

	December 31,
	2017	2016
	RMB	RMB
Assets
Cash and cash equivalents	6,246	4,658
Prepaid expenses and other current assets	39	157
Investment in subsidiaries, continuing operations	423,134	324,563
Investment in subsidiaries, discontinued operations	80,958	120,440
Due from subsidiaries	—	175,435
Total assets	510,377	625,253

Liabilities
Other payables and accrued liabilities	3,795	4,045
Due to subsidiaries	391,446	—
Due to Mr. Li	61,817	—
Due to Smart Success	—	464,155
Dividends payable	172,932	—
Total liabilities	629,990	468,200

Stockholders’ equity
Ordinary shares - $0.001 par value authorized – 1,000,000,000 shares; issued and outstanding – 47,531,799 shares at December 31, 2017; issued and outstanding – 47,123,898 shares at December 31, 2016, respectively	327	327
Additional paid-in capital	693,889	962,173
Accumulated losses	(813,829)	(805,447)
Total stockholders’ equity (deficit)	(119,613)	157,053

Total liabilities and stockholders’ equity (deficit)	510,377	625,253

Condensed Statements of Income

	Years ended December 31,
	2017	2016	2015
	RMB	RMB	RMB

Equity in profit (loss) of subsidiaries and VIEs, continuing	2,760	25,051	(53,419)
Equity in profit of subsidiaries and VIEs, discontinued	2,336	1,094	51,072
Total equity in profit (loss) of subsidiaries	5,096	26,145	(2,347)

General and administrative expenses	13,478	38,415	6,532
Total operating expenses	13,478	38,415	6,532

Loss from operations	(8,382)	(12,270)	(8,879)
Net loss	(8,382)	(12,270)	(8,879)

Condensed Statements of Cash flows

	Year ended December 31,
	2017	2016	2015
	RMB	RMB	RMB

Net cash and cash equivalents used in operating activities	(4,418)	(5,346)	(2,945)
Net cash and cash equivalents provided by investing activities	-	9,127	3,100
Net cash and cash equivalents provided by financing activities	6,006	—	—
Cash and cash equivalents, beginning of the year	4,658	877	722
Cash and cash equivalents, end of the year	6,246	4,658	877

NOTE 22 – SUBSEQUENT EVENT

On March 18, 2018, the Company and Mr. Li entered into and executed an agreement to convert payables amounting to RMB195.9 million that the Company owed Mr. Li into 1.32 million shares of common stock of the Company. The conversion price was $22.71 per share, which was calculated as the trailing 90-day average trading price for the Company’s common stock.

As of February 28, 2018, certain overdue loans with a total amount of RMB293.0 million were sold to several third parties at a total consideration of RMB284.2 million.