Form 20-F
period 2018-12-31
FINCERA INC.
filed 2019-04-30
CIK 1417370

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2018

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 48,908,860 ordinary shares, par value $0.001 per share, as of December 31, 2018.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A. Selected financial data

The following selected consolidated financial data as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 have been derived from the audited consolidated financial statements of Fincera included in this Annual Report beginning on page F-1. The following summary consolidated financial data as of December 31, 2016, 2015 and 2014, and for the years ended December 31, 2015 and 2014, have been derived from the audited consolidated financial statements of Fincera. Such financial data is not included in this Annual Report. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Fincera” and other financial information included in this Annual Report.

The consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or “U.S. GAAP.” The results of operations of Fincera in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

FINCERA INC. AND SUBSIDIARIES
Selected Consolidated Financial Data
(in thousands, except per share amounts)

	As of December 31,
	2018	2018	2017	2016	2015	2014
	USD	RMB	RMB	RMB	RMB	RMB
Balance Sheet Data –
Cash and cash equivalents	144,902	994,489	1,123,296	722,301	469,241	172,017
Restricted cash	104	714	127,762	42,517	1,019	6,046
Total current assets	493,327	3,385,799	5,151,057	5,535,890	4,330,065	2,907,859
Total assets	720,401	4,944,255	6,753,504	7,152,026	6,002,830	4,947,847
Total current liabilities	593,838	4,075,631	6,046,590	6,101,855	3,571,732	2,338,780
Total liabilities	667,419	4,580,631	6,873,117	6,994,973	4,357,528	3,296,109
Total stockholders’ equity (deficit)	52,982	363,624	(119,613	157,053	1,645,302	1,651,738
Total shares outstanding	48,908,860	48,908,860	47,531,799	47,123,898	47,101,986	47,099,288

	For the Years Ended December 31,
	2018	2018	2017	2016	2015	2014
	USD	RMB	RMB	RMB	RMB	RMB
Statement of Income Data –

Income	205,738	1,412,016	1,023,851	875,925	452,978	123,027

Income (loss) from continuing operations before income taxes	55,164	378,596	(11,596)	(4,830)	(77,771)	(233,459)

Income tax (benefit) provision	15,125	103,804	(878)	8,534	(17,820)	(44,909)

Income (loss) from continuing operations	40,039	274,792	(10,718)	(13,364)	(59,951)	(188,550)

Income from discontinued operations, net of taxes	1	9	2,336	1,094	51,072	162,750

Net income (loss) attributable to shareholders	40,040	274,801	(8,382)	(12,270)	(8,879)	(25,800)

	For the Years Ended December 31,
	2018	2018	2017	2016	2015	2014
	USD	RMB	RMB	RMB	RMB	RMB
Earnings (loss) per share –

Basic
Continuing operations	0.82	5.65	(0.23)	(0.28)	(1.27)	(4.00)
Discontinued operations	—	—	0.05	0.02	1.08	3.44
	0.82	5.65	(0.18)	(0.26)	(0.19)	(0.56)
Diluted
Continuing operations	0.79	5.45	(0.23)	(0.28)	(1.27)	(4.00)
Discontinued operations	—	—	0.05	0.02	1.08	3.44
	0.79	5.45	(0.18)	(0.26)	(0.19)	(0.56)

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

We have undergone a strategic shift which involves growing our new internet-based businesses and ceasing our legacy commercial vehicle sales, leasing and support business. Since then we have launched three ecommerce platforms: TruShip in October 2015, AutoChekk in March 2016 and PingPing in July 2016. In 2018, we restructured our internet-based businesses by (i) transforming the CeraPay lending platform into a back-end ecommerce trading platform, and (ii) integrating the aforementioned three ecommerce platforms into a new ecommerce services platform, the Kaiyuan Assistant Application, to streamline our business channels. We also launched a new brokerage business model in early 2018 to convert our distribution network into a broker distribution network that is not owned, leased, or staffed by the Company. This conversion was completed in August 2018. We are still in the process of developing and launching additional internet-based businesses. There is no guarantee that our new businesses will be successful or profitable, or that they will provide an equal or greater return on investment as compared to the businesses we are winding down. For more description of our new business model, please see “Item 4. Information on our Company – B. Business Overview.

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

Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the online lending industry, including, among others, the Guidelines on Promoting the Healthy Development of the Internet Finance Industry, or the Internet Finance Guidelines, the Interim Measures for Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures, the Guidelines on Administration of Record-filings of Online Lending Information Intermediaries, or the Record-filings Guidelines, the Guidelines on Online Lending Funds Custodian Business, or the Custodian Guidelines, and the Guidelines on Information Disclosure of Business Activities by Online Lending Information Intermediaries, or the Disclosure Guidelines. See "Regulation—Regulations Relating to Online Lending Services."

According to the Interim Measures, the online lending information intermediaries may not engage in certain activities, including, among others, (i) fund-raising for the online lending information intermediaries themselves, (ii) holding investors' funds or setting up capital pools with investors' fund, (iii) providing security or guarantees to investors as to the principals and returns of the investment, (iv) issuing or selling any wealth management products, (v) splitting the terms of any financing project, (vi) securitization, (vii) promoting its financing project on physical premises, and (viii) equity crowd-funding. The Interim Measures also imposed certain other requirements on the online lending information intermediaries, including, among others:

●
Record-Filing. The Interim Measures introduced a record-filing and licensing regime, which requires the online lending information intermediaries to register with the local financial regulatory authority. In November 2016, the China Banking Regulatory Commission, or the CBRC, the Ministry of Industry and Information Technology, or the MIIT, and the General Office of the State Administration for Industry and Commerce, jointly issued the Guidelines on Administration of Record-filings of Online Lending Information Intermediaries, which provides general filing rules for online lending information intermediaries, and authorizes local financial regulators to make detailed implementation rules regarding filing procedures according to their local practices. Since 2017, the local financial regulators have been conducting thorough investigations and inspections of online lending information intermediaries and require a rectification if any illegality is discovered, and only after local financing regulators have completed their investigation and examination on us, we may be permitted to submit a filing application. In July 2018, we have passed the local financing regulator’s investigation and examination. However, on August 13, 2018, the Online Lending Rectification Office issued the Notice on Launching Compliance Inspection on Peer-to-Peer Online Lending Information Intermediaries, or the Circular 63, and the Compliance Checklist for Online Lending Information Intermediaries as specified in the Circular 63, or the Checklist 108. In addition, on August 22, 2018, the National Internet Finance Association of China, or the NIFA, issued the Circular on Conducting the Self-Discipline and Inspection by the Peer-to-Peer Online Lending Information Intermediaries, or the Self-Discipline Circular and a List of Self-inspection and Self-rectification for P2P Online Lending Member Intermediaries, or the Self-Discipline Checklist. We submitted our self-inspection report pursuant to the Circular 63 and the Checklist 108 on September 17, 2018 and are in the process of completing the next two subsequent inspections, which are a self-disciplinary inspection conducted by NIFA and regional regulatory authorities and a verification of inspection results conducted by the regional Online Lending Rectification Office. We may also become subject to additional requirements throughout the inspection process. Furthermore, there can be no assurance that we ultimately will be successful in passing the inspections by the competent authority. To our knowledge, as of the date of this annual report, none of the online lending intermediaries including us have been permitted to submit such filing application. We also cannot assure you when we will be able to submit such filing application and once submitted, whether our application will be accepted by the local financial regulatory authorities. Failure to register as an online lending information intermediary, if deemed as violation of the Interim Measures or any other relevant regulations or rules, may result in, among others, regulatory warning, correction order, condemnation or fines to us, or may prohibit us from conducting our online lending services in the future. If such situations arise, our business, financial condition, results of operations would be materially and adversely affected. See "Regulation—Regulations Relating to Online Lending Services—Regulations on Record-filings of Online Lending Information Intermediary."

●
Value-Added Telecommunications Business License. The Interim Measures require the online lending information intermediaries to apply for telecommunication business operating licenses pursuant to the relevant provisions of the competent authorities of communications. Our online lending platform, operated by Qingyi Technology, a subsidiary of our consolidated variable interest entities, may be deemed to be providing commercial internet information services, which would require Qingyi Technology to obtain an ICP License. An ICP License is a value-added telecommunications business license required for provision of commercial internet information services. Although Qingyi Technology has obtained an ICP License as a commercial internet information provider, there is uncertainty as to which type of license is required for online lending information intermediaries as the detailed provision for such telecommunication business operating licenses has not been published. Furthermore, as we are providing mobile applications to mobile device users, it is uncertain if Qingyi Technology will be required to obtain a separate operating license in addition to the ICP License. Although we believe that not obtaining such separate license is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future. See "Regulation—Regulations Relating to Internet-based Services—Regulations on Value-Added Telecommunication Services."

●
Custody of Funds. The Interim Measures require the online lending information intermediaries to set up custody accounts with qualified banks to hold customer funds. We have entered into an agreement with XWBank, under which the bank provides custodian services for funds of borrowers and investors and we implemented the custodian system on March 20, 2018. However, as we did not implement the custody program for customer funds by the rectification period deadline of August 2017, we may be deemed to be noncompliant with the Custodian Guidelines. Though the Hebei financial regulatory department has not penalized us or issued any warning for failing to become fully compliant within the 6-month rectification period of the Custodian Guidelines, we cannot assure you that the relevant regulatory authorities will not impose sanctions on us for failing to comply within the rectification period. Moreover, the Notice on Rectification and Inspection Acceptance of Risk of Online Lending Information Intermediaries, or Circular 57, issued by the Online Lending Rectification Office on December 8, 2017, requires the online lending information intermediaries to set up custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the Online Lending Rectification Office. Though, XWBank has passed the testing and evaluation procedures, if any new laws, regulations or rules impose additional restrictions on our custody account arrangement with XWBank, we may need to amend our arrangement with XWBank or seek an alternative qualified custodian bank, which may materially and adversely affect our business. See "Regulation—Regulations Relating to Online Lending Services—Regulations on Custody of Funds of Online Lending Information Intermediaries."

●
Discontinuation of Risk Reserve Fund. The Interim Measures prohibit the online lending information intermediaries from providing any security interest or guarantee to investors on the principal or return of their investments, and Circular 57 requires the online lending information intermediaries to discontinue to set aside additional fund as risk reserve funds or originate new risk reserve funds. In addition, the existing balance of risk reserve funds shall be gradually reduced. Currently, we previously operated a “security deposit program”, under which the loans facilitated through our online lending platform is guaranteed by the SMBs and 5.0 - 8.0% of the principal balance of the loan is remitted to us as a security deposit, but we have ceased this program and replaced it with other forms of guarantee, including vehicles or real estate mortgaged by the borrowers or joint liability guaranty provided by the guarantors. In addition, we currently require the borrowers for our “Qingying” product (180-day loans) to pay certain amount of “supervision fees” to a third-party guarantor, which amount to 10% of the principal and will be returned to the borrowers upon the full repayment of loans by the borrowers. Though we don’t consider our supervision fees program as a type of risk reserve fund prohibited under Circular 57, if the relevant regulatory departments think otherwise, we may have to discontinue operating our supervision fees program. Also, in order to provide liquidity for investors seeking to transfer their loans on the secondary market, we may use our own capital to purchase loans and act as a market maker when demand from other investors are unable to meet the supply of secondary loan transfers. Though we don’t consider this practice to be providing guarantees to investors on principal and interest, if the relevant regulatory departments think otherwise, we may have to discontinue our market making practice. The discontinuation of our supervision fees program or market making activities may materially and adversely affect our business.

●
Prohibition of Physical Promotion Activities. The Interim Measures prohibit the online lending information intermediaries from promoting their financing projects on physical premises. We previously acquired our borrowers almost entirely from our nationwide physical sales network, but to strictly comply with the Interim Measures, as of January 2018, we have ceased all promotion on physical premises and are in the process of extending our marketing channels including social media and traditional media, etc. Since our target customers are mostly in smaller cities and rural areas that are not easily reached through online advertising and our other media channels, the discontinuation of our physical promotion activities, which may have a material adverse effect on our business.

●
Limitations to Balance of Loans. The Interim Measures require that the balance of loans borrowed by a natural person shall not exceed RMB200,000 (US$29,141) on a single online lending information intermediary and not exceed RMB1 million (US$145,705) in total on all online lending information intermediaries in the PRC, while the balance of loans borrowed by a legal person or organization shall not exceed RMB1 million (US$145,705) on a single online lending information intermediary and not exceed RMB5 million (US$728,523) in total on all online lending information intermediaries in the PRC. We currently do not offer loans to the same individual in an aggregate amount exceeding RMB200,000 (US$29,141) nor do we offer loans to the same company in an aggregate amount exceeding RMB1 million (US$145,705). However, we have outstanding loans totaling to RMB1.8 million issued to three customers that exceed these limits and will take some time to wind down or restructure in order to be fully in compliance. Moreover, due to the lack of an industry-wide information sharing arrangement, there can be no assurance that the aggregate amount borrowed by a same natural person or a same legal person/organization through our platform and other online lending information intermediaries does not exceed the RMB1 million (US$145,705) or RMB5 million (US$728,523) borrowing limit set out by the Interim Measures, respectively.

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

To comply with existing laws, regulations, rules and governmental policies relating to the online lending industry, we have implemented and will continue to implement various policies and procedures to conduct our business and operations, including, among others:

●	we do not use capital from Qingyi Technology, the operator of our online lending platform, to invest in loans facilitated through our online marketplace;

●	we do not commit to provide guarantees to investors under any agreement for the full return of loan principal and interest;

●	we have entered into an agreement with XWBank, under which the bank provides custodian services for funds of borrowers and investors, and we implemented the custodian system on March 20, 2018;

●	we have obtained the ICP license for www.qingyidai.com from the relevant local counterpart for operating telecommunication services;

●
we disclose on our website, to the best of our ability, all relevant information to investors and borrowers, such as disclosure to borrowers regarding interest rates, payment schedule, service fees, and other charges and penalties; and

●	we are making a concerted effort to maintain the security of our platform and the confidentiality of the information provided and utilized across our platform.

●	We do not own any physical stores for loan facilitation business after the conversion into new broker business model completed in August 2018.

●	we have obtained the Certification of Record of Information System Security Graded Protection (qualified as grade three) from local Public Security Authority;

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

If our online lending services are considered by PRC regulatory authorities as providing direct loans to the borrowers, we may have to obtain the relevant approval for such lending business, and the failure to obtain such approval may have a material adverse effect on our business.

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

Our CeraVest product is an online lending information intermediary and does not conduct the direct lending business, and also an online credit transaction platform and has features similar to traditional credit cards, which allows its users to make purchases at participating merchants on credit. If our CeraVest platform is considered to be a direct lending business, we may have to obtain a necessary permit for such business. Also, our subsidiaries that participate in market making loan purchases on the CeraVest platform might also be considered to be a direct lending business and would require a permit.

If we are required to obtain a “microcredit approval” and establish an online microcredit company just like many other industry peers have done for their direct online lending businesses, we may encounter substantial obstacles, as Circular 141 requires the relevant regulatory authorities to suspend the approval of the establishment of online microcredit companies and the approval of any microcredit business conducted across provincial jurisdictions. The failure to obtain such approval or permit may have a material adverse effect on our business as we believe the CeraVest is our primary profit driver. See "Regulation—Regulations Relating to Online Lending Services—Regulations on Cash Loans" and "Regulation—Regulations Relating to Online Lending Services—Regulations on Microcredit Companies."

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

We generate a substantial majority of our total revenues from facilitation fees we charge borrowers and the service charges we charge merchants. In the year ended December 31, 2018, transaction fees comprised 46.6% of our total revenues. Any material decrease in our transaction fees would have a substantial impact on our margin. In the event that the amount of transaction fees we charge for loan facilitation and credit transactions decrease significantly in the future and we are not able to reduce our cost of capital for funds from our marketplace investors or to adopt any cost control initiatives, our business, financial condition and results of operations will be harmed.

To compete effectively, the transaction fees we charge borrowers and merchants could be affected by a variety of factors, including the creditworthiness and ability to repay of the borrowers, the competitive landscape of our industry, and our access to capital and regulatory requirements. Our transaction fees may also be affected by a change over time in the mix of the types of products we offer and a change to our borrower engagement initiatives. Our competitors may also offer more attractive fees, which may require us to reduce our fees to compete effectively. Certain financing solutions offered by traditional financial institutions may provide lower fees than our transaction fees. Although we do not believe there are many financing solutions that currently compete with our products or target the same unserved or underserved borrowers in China, such traditional financial institutions may decide to do so in the future, which may have a material adverse effect as to the financing service fees that we will be able to charge. Furthermore, as our borrowers establish their credit profile over time, they may qualify for and seek out other competing financing solutions with lower fees, including those offered by traditional financial institutions offline, and we may need to adjust our transaction fees to retain such borrowers.

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

The effective annual percentage rate for our term loans currently ranges from 8.62% to 21.63%, which comprises a nominal interest rate and a loan facilitation fee we charge borrowers and also takes into account late fees and penalty fess. Moreover, our standard form of loan agreements stipulate that if the annual percentage rate exceed the mandatory limit for loan interest rates, the effective annual percentage rate should be set as the mandatory limit.  In addition, we currently deduct the loan facilitation fee and certain supervision fees (such supervision fees are only applicable to our “Qingqing” product”) in advance from the principal, which is not in compliance with such requirements imposed by Circular 141. We will re-examine our fee policies and make the necessary changes as required by the local financial regulators. As transaction fees historically accounted for a substantial majority of our revenue, any material reduction in the amount of transaction fees we charge borrowers could have a material adverse effect on our business, financial condition and results of operations.

Our business depends on our ability to collect payment on and service the loans we facilitate.

Our collection process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. For example, automatic reminders through text are sent to a delinquent borrower as soon as the account becomes overdue. Our collection team will also make phone calls to borrowers or conduct in-person visits following missed payments and periodically thereafter. During fiscal years 2016, 2017 and 2018, we recovered RMB7.4 million (US$1.1 million), RMB7.8 million (US$1.2 million) and RMB61.0 million (US$8.9 million), respectively, of principal and penalty fees of loans that were more than 90 calendar days past due.

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

Our online lending business involves the matching of borrowers and investors through our marketplace. The growth and success of our future operations depend on the availability of adequate lending capital to meet borrower demand for loans on our marketplace. In order to maintain the requisite level of funding for the loans facilitated on our marketplace to meet borrower demand, we may need to optimize the investor composition of our marketplace to include more investors generally and also a certain number of institutional investors, which usually invest larger amounts compared to individual investors. To the extent there are an insufficient number of investors willing to accept the risk of default posed by potential borrowers, our marketplace will be unable to fulfil all of the loan requests. If adequate funds are not available to meet borrowers' demand for loans when they arise, the volume of loans facilitated on our marketplace may be significantly impacted. To the extent that it is necessary to obtain additional lending capital from investors, such lending capital may not be available to our marketplace on acceptable terms, or at all. If our marketplace is unable to provide potential borrowers with loans or fund the loans on a timely basis due to insufficient lending capital on our marketplace, we may experience a loss of market share or slower than expected growth, which would harm our business, financial condition and results of operations.

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

Borrowers supply a variety of information that is included in the listings of loans on our marketplace. We do not verify all the information we receive from borrowers, and such information may be inaccurate or incomplete. For example, we often do not verify a borrower's home ownership status or intended use of loan proceeds. Although we do take steps to ensure a borrower uses loan proceeds for specified purposes, it is possible that we are unable to detect all instances where a borrower may use loan proceeds for other purposes that may involve increased risk than as originally provided. Moreover, investors do not, and will not, have access to detailed financial information about borrowers. If investors invest in loans through our marketplace based on information supplied by borrowers that is inaccurate, misleading or incomplete, those investors may not receive their expected returns and our reputation may be harmed. Moreover, inaccurate, misleading or incomplete borrower information could also potentially subject us to liability as an intermediary under the PRC Contract Law. See "Regulation—Regulations Relating to Online Lending Services—Regulations on Private Loans.

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

Our borrowers acquired from referrals may take legal action against us based on representations made by our brokers under the recently adopted “brokerage program” or other third parties, which may result in costly claims and disrupt our business.

Some borrowers and investors may be attracted to our marketplace after reviewing information provided by our brokers under the recently adopted “brokerage program” or other third parties. We do not review or approve any information provided by our brokers or other third parties and, while we do not believe we would have liability for such information, it is possible that an unsatisfied borrower or investor could bring claims against us based on any inaccurate information or representations made by our brokers or other third parties. Such claims could be costly and time-consuming to defend and would distract management's attention and create negative publicity, which could adversely affect our reputation and business operations.

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

 The future development of money laundering and anti-terrorism regulations in the PRC may increase our obligations to supervise and report transactions between borrowers and investors on our marketplace, thereby increasing our costs and exposing us to the risk of criminal or administrative sanctions.

PRC laws and regulations relating to money laundering and anti-terrorism have undergone considerable development over recent years. The Internet Finance Guidelines and the Interim Measures require us to take effective measures to verify customer identities, monitor and report suspicious transactions and keep client information and transaction records safe. We are also required to assist in investigations by judicial authorities and the public security bureau. We currently rely primarily on the depository bank and third-party payment companies transferring funds on our marketplace to carry out anti-money laundering due diligence of our customers. Current PRC laws stipulate specific obligations and steps that the banks and third-party payment companies should follow for anti-money laundering due diligence. In October 2018, the PBOC, the CBIRC and the CSRC jointly issued the Administrative Measures on Anti-Money Laundering and Anti-Terrorism Financing of Internet Financial Institutions (Trial), or the Trial Measures, which would become effective on January 1, 2019. The Trial Measures clearly defines the scope of internet finance institutions and requires deeper compliance requirements for internet finance institutions, including but not limited to online payment, online lending, online lending information intermediaries, etc. It also stipulates five basic obligations of internet finance practitioners: establishing and improving internal control mechanisms for anti-money laundering and anti-terrorism financing, effectively identifying customers, submitting large and suspicious transaction reports, conducting monitoring of terrorism lists, and storing customer identity information and transactions records. The above new requirements could have the effect of increasing our costs, and may expose us to potential criminal or administrative sanctions if we fail to comply.

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

We may not be successful in integrating or operating our acquired hotel business.

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

We have discontinued our legacy truck leasing business by exiting the leasing industry and still have some expired leases with outstanding amounts due to us by the end of 2018. If we are unable to effectively and efficiently collect these amounts, the profitability of this discontinued business segment will be reduced, which in turn will adversely affect our profitability.

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

As of December 31, 2018, we had outstanding borrowings from related parties, including our Chairman and Chief Executive officer, Mr. Yong Hui Li, of approximately RMB43.5 million. These borrowings are interest bearing and carry various terms, and some are callable at any time by the lenders. The lenders have not indicated to us if there is a maximum amount they are willing to lend to us or that they will not call the loans for repayment. In the event such lenders determine to call these loans, we will have to repay the loans from our cash reserves or financing provided by third-party financial institutions. There can be no assurance that we will have sufficient cash reserves or that we could secure additional financing from third parties on favorable terms or at all. If cash reserves or suitable financing were not available, we would have to divert working capital from our core business to repay the loans, and we would not be able to expand our core business as quickly as expected.

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

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment (2017 Revision) and Special Management Measures for the Access of Foreign Investment (Negative List) (2018 version) issued jointly by the National Development and Reform Commission and the MOFCOM, the Provisions on Administration of Foreign Invested Telecommunications Enterprises (2016 Revision) promulgated by the State Council, and other applicable laws and regulations.

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

To comply with PRC laws and regulations, we conduct our internet-based businesses in China through a series of contractual arrangements entered into by and among (i) Chuanglian Finance Leasing, (ii) each of Hebei Xuhua Trading Co., Ltd. and Kaiyuan Auto Trade Co., Ltd., which are considered our variable interest entities, and (iii) the nominee shareholders of these variable interest entities. The relevant business licenses to carry out our internet-based businesses are held by the subsidiaries of these variable interest entities (for more information about our contractual arrangements, please see note 19 to the Consolidated Financial Statements). As a result of these contractual arrangements, we exert control over our variable interest entities and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP.

It is uncertain whether any new PRC laws, rules or regulations relating to VIE structures will be adopted or if adopted, what effect they may have on our corporate structure. On March 15, 2019, the National People's Congress promulgated the Foreign Investment Law, which will become effective on January 1, 2020 and replace the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates three forms of foreign investment, but does not explicitly stipulate the contractual arrangements as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that the concept of a foreign investment includes foreign investors investing in China through "any other methods" under laws, administrative regulations, or provisions prescribed by the State Council. Therefore, contractual arrangements could be deemed as a form of foreign investment under future laws, administrative regulations or provisions of the State Council of the PRC. If the other laws, administrative regulations and provisions of the State Council do not incorporate contractual arrangements as a form of foreign investment, the contractual arrangements as a whole and each of the agreements comprising the contractual arrangements will not be materially affected and will continue to be legal, valid and binding on the parties. See "Regulation—Foreign Investment Law" and "—We face uncertainties with respect to the implementation of the Foreign Investment Law."

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

We face uncertainties with respect to the implementation of the Foreign Investment Law.

On March 15, 2019, the National People's Congress promulgated the Foreign Investment Law, which will become effective on January 1, 2020 and replaces the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates three forms of foreign investment, but does not explicitly stipulate the contractual arrangements as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that the concept of a foreign investment includes foreign investors investing in China through "any other methods" under laws, administrative regulations, or provisions prescribed by the State Council. Therefore, there are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangements will be handled. There is no guarantee that the contractual arrangements and our business will not be materially and adversely affected in the future due to changes in PRC laws and regulations. If future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be completed by companies with existing contractual arrangements, we may face substantial uncertainties as to the timely completion of such actions. In the extreme case scenario, we may be required to unwind the contractual arrangements and/or dispose our VIEs, which could have a material and adverse effect on our business, financial condition and result of operations.

Our contractual arrangements with our variable interest entities may not be as effective as direct ownership and operational management.

We rely and expect to continue to rely on contractual arrangements with our variable interest entities to operate our online lending and e-commerce platforms (for more information about our contractual arrangements, please see note 19 to the Consolidated Financial Statements). These contractual arrangements may not be as effective as direct ownership in giving us full operational management and control over our consolidated variable interest entities. We cannot prevent our variable interest entities or their nominal shareholders from breaching the contractual arrangements and failing to conduct their business operations properly, such as failing to maintain the website and online marketplace in a proper and timely manner, or misusing the domain names and trademarks or otherwise taking actions detrimental to our interests.

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

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report on Form 20-F captioned “Taxation—United States Federal Income Taxation—General”) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our 2018 taxable year, we do not believe that we would be a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in the foreseeable future. However, since we have not performed a definitive analysis with respect to our PFIC status for our 2018 taxable year, there can be no assurance with respect to our status as a PFIC for such taxable year. There also can be no assurance with respect to our PFIC status for any future taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the U.S. federal income tax consequences of PFIC classification to U.S. Holders, see the section of this Annual Report on Form 20-F captioned “Taxation—United States Federal Income Taxation—Tax Consequences to U.S. Holders—Passive Foreign Investment Company Rules.”

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

Mr. Yong Hui Li, our Chairman and Chief Executive Officer, beneficially owns approximately 81.22% of the outstanding ordinary shares of us as of the date of this Annual Report on Form 20-F, assuming that there are no other changes to the number of ordinary shares outstanding. Mr. Li may take actions with respect to such shares without the approval of other shareholders and which are not consistent with the interests of the other shareholders, including the election of the directors and other corporate actions such as:

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

As of December 31, 2018, 787,748 of these stock options had been exercised, and we had recorded aggregate compensation expense of RMB152.5 million based on the estimated fair value of the stock options on their dates of grant. All of the exercised stock options utilized a net exercise method, and therefore, the Company did not receive any cash proceeds from their exercise. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

From September to October 2018, the Company shut down three e-commerce platforms (AutoChekk, PingPing, and TruShip) to streamline the business channels.

 The following chart illustrates our corporate structure as of February 28, 2019:

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

(13)	Kaiyuan Auto Trade Group was established in January 2008. Currently, its main purpose is to act as an intermediary in the facilitation process for certain CeraVest Loans.

(14)	Shenzhen Shijie Kaiyuan Financial Services was formed in April 2015 to facilitate the new internet-based businesses.

(15)	Shenzhen Kaiyuan Inclusive Financial Services was formed in April 2015 to facilitate the new internet-based businesses.

(16)	Qingyi Technology was formed in September 2014 and operates the CeraVest platform.

(17)	Dianfubao Investment was formed in August 2014 to facilitate the CeraVest and CeraPay businesses.

(18)	Beijing Yihaoche Technology was originally formed in February 2012 as Kaiyuan Information Processing. It engages in developing and management of the Companies internet-based businesses.

(19)	Dianfubao Information Technology was formed in February 2018 to facilitate the CeraVest and CeraPay businesses.

(20)	Beijing Wendu Technology was formed in October 2018 to gradually replace Beijing Yihaoche Technology.

Fincera’s principal executive office is located at 27/F, Kaiyuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China. Our telephone number is +86 311 8382 7688. Our principal website is located at http://www.fincera.net. The information on our website is not part of this Annual Report. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us, which is available free of cost at http://www.sec.gov.

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

We currently operate in two distinct businesses segments: 1) internet-based financial and e-commerce services and 2) property lease and management. Our internet-based services are a single reportable segment. Together, our online lending and e-commerce services have contributed immensely to our transition and growth from our discontinued leasing business. Our revenue increased by 17% from RMB875.93 million in the fiscal year ended December 31, 2016 to RMB1,023.85 million in the fiscal year ended December 31, 2017, and by 37.9% from RMB1,023.85 million in the fiscal year ended December 31, 2017 to RMB 1,412.02 million in the fiscal year ended December 31, 2018. Our property lease and management business has two additional reportable segments: hotel and office leasing. We are in the process of winding down our commercial vehicle sales, leasing and support business and insurance agency business, which are all classified as discontinued operations.

Internet-Based Services: Financial Services

Currently our primary financial services platform is CeraVest. CeraVest, known as Qingyidai in China and launched at the end of 2014, is our proprietary peer-to-peer lending platform, through which we offer SMBs short-term financing at competitive interest rates.

We strive to offer competitive rates and fees on our online lending platform for borrowers and attractive investment returns for loan investors. We offer interest-free and fee-free credit-lines to borrowers that are reusable within the customer’s credit limit provided that the customer pays off the credit account in full each month. For our fixed-term loans, our effective annual percentage rate (EAPR) charged to borrowers, inclusive of fees and security deposits, falls between 8.62% to 21.63%, Investors that purchase loans on our online marketplace may receive annualized returns from 7.3% to upwards of approximately 14% if the loans are purchased on the secondary market.

The total amount of loans facilitated through our lending platforms increased by 4.05% from the fiscal year ended December 31, 2017 to the fiscal year ended December 31, 2018. Cumulatively since the launch of our online lending platforms, we have facilitated approximately RMB91.1 billion in total loans as of December 31, 2018.

CeraPay

CeraPay, launched at the end of 2014, was our revolving credit product that processed and settled transactions between our borrowers and merchants. CeraPay users were provided with a credit line that could be utilized at participating CeraPay merchants or be used to pay other CeraPay users.

On June 2018, we had a development on the loan transaction process and replaced 30-day credit lines and 12-month installment loans which were offered from CeraPay with similar offerings from CeraVest where these loans are facilitated by our peer-to-peer lending platform.

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

Loan Types

We now offer the following three loan types to our borrowers. 30-day lines of credit, 180-day term loans and installment loans via our CeraVest platforms.

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

Similar to credit cards, our credit lines contain no fees for borrowers to use this service as long as any outstanding balances are paid in full each month. We generate revenue primarily by charging transaction fees, which are currently in a range of 1.6-2.2%. Merchants may use funds received from transactions to make payments to other users or merchants or cash out the funds via transfer to a bank account. Credit line users are subject to an application and credit approval process and are required to provide us with guarantees and collateral.

As of December 31, 2018, we have facilitated an aggregate of RMB59.2 billion in 30-day lines of credit transactions. We believe that our 30-day revolving lines of credit product will become our primary profit driver. We are catering to substantial demand from the trucking industry for short-term, low-cost credit to fund working capital needs. Not only are we able to generate high returns from transaction fees, but our 30-day credit product is also highly scalable since we can benefit from repeat transaction volumes from a one-time customer acquisition expense.

180-Day Term Loans

Currently, our 180-day term loans accrue interest at 4.25% (or 8.62% on an annualized basis). We charge a facilitation fee between 3-5% depending on the type of the loan. The fee portion is collected by the Company while the investor holding the loan at maturity receives the interest payment. In addition, the borrower remits 10% of the loan to the Company as a security deposit that is refunded to the borrower upon timely repayment. Payment of principal and interest is due in a lump sum at the maturity date at the end of the 180-days. Outstanding balances after the maturity date are considered delinquent, and the Company will keep the security deposit as a one-time penalty fee and may assess additional penalties.

As of December 31, 2018, we have facilitated an aggregate of RMB24.9 billion in 180-day term loans.

Installment Loans

We began offering installment loans to fund purchases of trucks and consumer discretionary goods and services in December 2016. The loans require an order to be completed on one of our e-commerce websites with the borrowed purchase funds being transferred directly to the merchant via our payment network. Given the term of the loan and the type of purchase, we charge a fee between 6.5 – 8.9% to the merchant on the transaction and require some borrowers to provide us with collateral to partially secure their obligations. Terms of these installment loans may vary between 3-24 months; however, the majority of the installment loans carry a term of 12 months. As of December 31, 2018, we have facilitated an aggregate RMB7.0 billion in installment loans.

Borrowers

As of December 31, 2018, our borrowers consisted of 21.1% companies and 78.9% individuals. We have rigorous criteria for the selection of borrowers. We strictly prohibit providing services to people with criminal records or those listed on the national list of delinquent debtors.

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

We also facilitate consumer loans for retail purchases and other discretionary purchases such as home furnishing and decoration, albeit on a much smaller scale. The emerging middle class in China is a driver of growing consumption of discretionary products and services.

Brokers

Starting from early 2018, we launched a new broker business model and have converted the previous distribution network into a broker distribution network that is not owned, leased, or staffed by the Company. Brokers earn money via a revenue-sharing agreement. We began sourcing the borrowers from our nationwide sales network of independent brokers located in 30 provinces and covering 301 cities across China in April 2018.

We believe that this broker network may expand broadly going forward and using this new borrower sourcing channel will allow us to grow our online business rapidly.

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

Investors are also able to exit any of the loan investments before full maturity by selling the loans to other investors on a secondary market provided by our platform. Secondary transactions are conducted based on a fixed pricing method by the Company where interest returns to the selling investor is discounted and the discounted amount passed on to boost the expected return of the purchasing investor. Investors selling 180-day loans before maturity will receive an annualized yield of 7.93% while the purchasing investor can earn an annualized return of 8.62 – 14.71% depending on the time to maturity. Investors selling 30-day loans before maturity will receive an annualized yield of 7.69% while the purchasing investor can earn an annualized return of 8.1-10.08% depending on the time to maturity. Investors selling installment loans before maturity will receive an annualized yield of 7.21% while the purchasing investor can earn an annualized return of 9.02-10.04% depending on the time to maturity.

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

We serve all investors domiciled in China and offer them investment opportunities in loans available on our marketplace. Currently, we focus our efforts on attracting individual investors and SMBs with idle cash on hand. We plan to expand and diversify our investor base to include institutional investors, such as banks, trust funds, and fixed income funds, as well as additional high-net-worth individuals who may invest more substantial amounts of funds. Due to our reliance on our offline sales network across China, we attract mostly investors located in lower tier cities since our brokers operate in these regions, and there is less competition for investors as compared to the 1st tier cities.

As of December 31, 2018, our investors’ profile consisted of 56% male and 44% female. In terms of age distribution, 27.8% of our investors were in their 20's, 36.6% in their 30's, 21.8% in their 40's, and 13.7% were in their 50's or older. The majority of our investors are located in the Hebei region as shown on the map below:

Sales & Marketing

We primarily utilize a highly targeted, multi-tiered approach to sell and market our products. We began launching a new broker network across China in early 2018 and rely on word of mouth advertising to market our products. For branding and promotional purposes, we invest a small portion of our budget on ads on various traditional and digital media sources such as news outlets, social media, app stores, and other third-party web or mobile app platforms. While we currently rely heavily on our broker network for customer acquisition, we expect digital and multimedia marketing to be our main channels going forward as we build capabilities in this area.

Under the new broker network business model, the Company’s distribution network is structured into a 4-layer hierarchy: level A brokers, level B brokers, level C brokers, and level D brokers. The function of each level is similar to the Company’s prior structure of provincial store, city store, associate store, and franchise store, respectively. Under our previous sales network, associate stores were small businesses that have an extensive network of business and customer relationships within their region that have a keen interest in promoting our products. To become an associate store, the owner of the small business signed an employment agreement with the Company while his or her firm remains independent. The franchise stores were small businesses that have borrowing needs and a customer base that need Fincera’s financial products. To become a franchise store, the business owner or manager had to complete a full credit assessment and execute a franchise agreement with the Company. New brokers are not limited to former Fincera employees and can be any private entities and entrepreneurs who are interested in joining. As of April 24, 2019, the number of level A brokers, level B brokers and level C brokers is 24, 349 and 98 respectively.

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

Screening and Verification

As outlined in our transaction process, our verification of the information provided in each credit application is a core process of our risk management procedures. Each application begins with credit request submitted online. There could be an in-person meeting to collect information and record photo and video evidence of the entire process if necessary. We are in the process of introducing a facial recognition technology provided by the third party to verify the authentication of applicant or guarantor’s identity. After our regional service representatives submit the application information to our headquarters for review, we verify the information provided against third-party sources such as state authorized personal identity databases, commerce bureau registration information, vehicle registration data providers, telecom data providers, industry blacklist and more. We also manually scrutinized the identification and documents provided to spot any false documentation. Finally, we also conduct an interview over the phone with the applicant to verify specific information and that they have indeed submitted a credit application for the purposes stated in the application materials. Most importantly, since the majority of loans are trucking related, we ensure that we verify the truck assets and ownership information since trucks are income generating assets and this allows us to determine whether the borrower can repay the loan. We are planning to draw risk profiles for applicants, incorporating the historical transaction information from returning borrowers, to determine the risk level of applicants and then customize the screening and follow-up strategy.

Evidence and Case Building for Litigation

We have developed a streamlined set of procedures to efficiently file lawsuits against delinquent borrowers in local courts as well as establish criminal cases against fraudulent borrowers with the local police. In both scenarios, we must provide a robust record of evidence that documents the loan agreement’s validity, the borrower’s participation, and the borrower’s intent to commit fraud (if applicable). Thus as part of our application process, we emphasize that documents must be physically signed, fingerprinted or stamped with the borrower's company chop, witnessed by our service representative, and also require the process to be documented by photo and video. Physical signatures and multimedia records are strong evidence that we could use in court against an uncooperative delinquent borrower. Similarly, across all of our platforms and information systems, we keep complete logs of all user account activity that could be provided as evidence of the borrower committing fraud. In certain processes, we may use facial recognition service provided by a third party to verify the user conducting a transaction is, in fact, the authorized and registered user named on the account We are also in the process of implementing China’s new online arbitration courts to deal with some of our cases against delinquent borrowers or fraudulent borrowers. The online arbitration courts will make all aspects of a case from lawsuit filing to mediation, hearing, and judgment announcement accessible online and therefore save us time and reduce the costs.

Developing Data Driven Risk Management Systems

We are in the process of implementing credit risk models that utilize both internal and external data sources to rate borrowers’ creditworthiness and calculate default risk for future use in our screening process. Since China has an underdeveloped credit rating system, we must rely on our proprietary models and alternative data to rate and underwrite prospective borrowers. Aside from internal data sources such as transaction history and user activity on our platform websites, we also purchase external data such as an applicant’s cell phone activity, bank card activity, traffic violations record, and highway toll data. We are also in the process of implementing a dynamic risk monitoring system to periodically review current borrowers that may be on industry or judiciary blacklist to identify potential frauds. Using a wide array of data that we collect over time, we can optimize our risk models to better calculate default risk.

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

Step 1: Application Submission

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

For borrowers across all of our loan products that have difficulty repaying delinquent balances within a reasonable time, we also offer our 180-day term loans as a way for these borrowers to restructure their delinquent loans. We may negotiate with delinquent borrowers to create a payment plan to repay a portion of the delinquent balance after verifying the credibility and repayment ability of these borrowers. Loan restructure can be provided to the borrowers as long as they satisfy the conditions requested by the Company. Facilitation fees charged for 30-day loans are generally higher at 0.4% after restructure.

Beginning in the fourth quarter of 2017, we began to sell certain delinquent loans to third-party collection companies or individuals. With the launch of the new broker network, brokers are also given the opportunity to purchase delinquent loans. After the purchasing, brokers are entitled to the ownership of the delinquent loans and all the proceeds generated from the delinquent loans, such penalty and late fees, repayments, etc. Prices for the loan sales are negotiated on a case by case basis. Alternatively, we may sell loans that have been delinquent for an extended period and have a low chance of being recovered at a significant discount to recover as much as possible. During the year of 2018, we have sold RMB 2.7 billion of delinquent loans to third parties and incurred RMB 216.5 million in gains from it. The average age of the delinquent loans sold as of December 31, 2018, is 303 days.

Internet-Based Services: E-Commerce

We used to have several e-commerce products targeting different vertical markets spanning the trucking, passenger vehicle, and retail industries. To streamline our business channels, we have closed our old e-commerce platforms TruShip, AutoChekk, and PingPing in 2018 and consolidated their functions in our merchant-facing application Kaiyuan Helper. We are planning to add those functions to our new instant messaging application Haima Chat in 2019. Both are mobile-based applications that aim to provide a robust suite of services for our customers. Haima Chat has the added feature of a built-in messaging application with the goal of facilitating e-commerce. We offer our e-commerce services in conjunction with our lending services in an effort to establish an online presence for the merchants in our network and to help them grow their online business.

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

As of December 31, 2018, we had 63,339 active registered merchants across all of our platforms. The majority of our merchants are located in mid-east China as shown on the map below.

Property Lease and Management Business

We own the Kaiyuan Finance Center, which is a 53-floor large-scale commercial building with hotel, office and ancillary facilities, erected on a land parcel with a site area of approximately 10,601 square meters in the central business district of Shijiazhuang, China. The office space in the building comprises a total gross floor area of roughly 62,701 square meters. Our corporate headquarters is located in the building, and we lease out the space that we do not occupy (about 54,696 square meters). As of December 31, 2018, we have leased out 95% of the area available for rent pursuant to leases that expire on various dates through 2022.

The Kaiyuan Finance Center also houses the Shijiazhuang Hilton Hotel. This full-service hotel property totals over 119,000 square meters and includes guest rooms, restaurants, conference facilities, a fitness center, spa and an underground parking garage. The Company has entered into a management and franchise agreement with Hilton Worldwide Holdings Inc. to manage and operate the hotel.

We believe that the Kaiyuan Finance Center is one of the premier commercial properties in Shijiazhuang, making it highly attractive to both office tenants and hotel guests. It is currently the tallest building in Hebei province and sits in a central location next to a large luxury shopping mall, the Hebei Provincial Museum and the Hebei Provincial Library. Its convenient location places it steps away from one of Shijiazhuang’s main thoroughfares, Zhongshan Road, where the city is running 2 subway lines up to 2018.

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

Our hotel business mainly serves individual guests, corporate guests, ballroom event or conference attendees, third-party travel agencies, and hotel restaurant customers. The majority of our hotel guests are Chinese nationals; however, approximately 7% of our past guests have been foreign nationals.

Sales & Marketing

As one of the premier office locations in Shijiazhuang, we require little advertisement or marketing to attract tenants for our vacant office space at Kaiyuan Finance Center. We maintain a staff of 5 team members to manage tenant relationships, collect lease payments, receive inbound inquiries from prospective tenants, negotiate lease contracts, and coordinate tenant requests. When space is available for lease, our sales sometimes may also proactively make sales calls to reputable local enterprises currently leasing other comparable high-end office spaces in the area. As of December 31, 2018, approximately 95% of the office space had been leased out.

Our hotel business follows sales and marketing guidelines set forth by Hilton. Our Hilton sales and marketing department consists of 21 team members responsible for executing marketing strategy and managing sales and promotions of all hotel products including space rentals for conferences and other corporate functions. The marketing team routinely advertises in traditional media such as magazines, local radio, and outdoor ads at central locations to target local customers. We also promote through social media and partner with banks to reach customers using their channels. The hotel will also conduct seasonal promotions to increase food and dining revenue as well as annual charitable events to promote the Shijiazhuang Hilton brand.

Competition & Competitive Strengths

We face direct competition for borrowers from a multitude of financial institutions and lending platforms in China. In the trucking industry, our installment loans for truck purchases competes against other leasing companies’ services as well as financing services provided by the manufacturer. Our 180-day term loans compete against regional banks and private lenders that may lend to small businesses within the trucking industry. Moreover, our installment loans for consumer purchases of non-discretionary goods compete directly against consumer loans offered consumer lending platforms, consumer finance companies, micro-finance companies, and commercial banks.

We also face considerable competition for individual investors. We compete with a multitude of different investment products in various asset classes. These include but are not limited to equities, bonds, peer-to-peer loans, investment trust products, bank savings accounts, and real estate and alternative asset classes.

Our e-commerce businesses face competition from many nascent and established internet companies. Our trucking e-commerce business faces competition from well-funded logistics platforms such as Manbang Group. Our consumer e-commerce business directly compete against various consumer and new vehicle e-commerce startups or subsidiaries of established e-commerce companies such as JD.com and Alibaba.

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

Our 30-day credit lines and 12-month purchase financing are interest-free if borrowers are not late on their payments and our 180-day term loans currently carry an effective annual percentage rate of 8.62%-21.63%. We believe borrowers find that our rates and fees can significantly lower their cost of capital for their business financing needs. We believe our financing products offers unique opportunities for businesses and consumers to access affordable credit at rates and with fees that that few competitors can match.

Our nationwide broker network provides us greater borrower access.

We believe that our vast broker network differentiates us from our competitors. Our bricks-and-mortar locations span a broad geographic footprint that facilitates our sales, marketing and service efforts with our target customers, who are located mostly in smaller cities and rural areas that are not readily reached through online advertising or our other media channels.

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

We offer flexible investment products that provide greater liquidity for investors

Investors that purchase any of our products are allowed to sell their investments to other investors on a secondary market that we operate. We determine the pricing of loans sold on the secondary market and could adjust certain aspects of the transactions to encourage investors to purchase secondary market investments for increased returns.

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

Expand and diversify our investor base and offer more investment products

The investors currently on our platform are geographically concentrated around the Hebei province and surrounding regions in mid-east China. Our investor base consists mainly of individuals or small businesses, and their average investment tends to be higher than the industry standard as the average age of our investors is 39. We plan to expand and diversify our investor base by increasing sales and marketing efforts in regions where we lack investors, and we seek to attract younger investors that may increase their investment profile with us over time. We are also seeking relationships with institutional investors that have lower return expectations and can help reduce the cost of capital to our borrowers.

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

Furthermore, because our businesses require significant interaction between our broker network across China and our information systems, we plan to develop more convenient mobile-enabled applications to support our sales efforts. We also intend to invest in and use technologies to further enhance operational efficiencies in our human resources, finance and accounting, and marketing teams.

Maintain our status and market share as the premier office and luxury hotel property in Shijiazhuang

We believe that our Kaiyuan Finance Center is currently one of the premier commercial properties in Shijiazhuang. It is the tallest building in the Hebei province and is located in the city’s financial and political center immediately next to the provincial government’s offices. Office space in the Kaiyuan Finance Center is in demand, and we have an occupancy rate of 95% as of December 31, 2018. Our five-star, Hilton operated hotel is one of the best five-star hotels in Hebei and was awarded Hilton’s Connie Award in 2014 for Asia. We plan to maintain Kaiyuan Finance Center’s status in the area by continuing to provide excellent service to our customers. We also plan to leverage the brand value of the Kaiyuan Finance Center to increase the brand recognition of our online services in the region.

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

Capital Expenditures

Our capital expenditure primarily includes leasehold improvements of the Kaiyuan Finance Center that we acquired in September 2012. For fiscal 2016 we incurred RMB4.0 million in leasehold improvement for the Kaiyuan Finance Center. For fiscal 2017 we incurred RMB5.1 million in leasehold improvement for the Kaiyuan Finance Center. For fiscal 2018 no leasehold improvements were incurred for the Kaiyuan Finance Center For fiscal 2018 we incurred RMB2.5 million in leasehold improvement for the Beijing product development and IT office.

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

In 2017, we accelerated the wind-down of the tail-end portfolio by selling our registered logistics subsidiaries to third parties along with the leasing portfolio held by these subsidiaries. As of December 31, 2018, our remaining leasing portfolio consists of RMB36.2 million in receivables.

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

Our product development and IT teams comprise of 193 employees as of December 31, 2018 and they focus primarily on developing our front-end and backend systems and maintaining high-performance operations of all of our technology systems and infrastructure. Our technology systems consist of mainly the following:

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

We believe that improving performance, stability, and user experience is the primary focus of our product development efforts for our front-end systems. For our back-end systems, we hope to improve the integration between sub-systems to create a more seamless and efficient interface and also develop machine learning algorithms to increase the usage of our automated and data-driven credit assessment processes. Also, we hope to discover and purchase additional third-party software that could help us save development and maintenance costs on generic back-end systems that require little customization.

Employees

As of December 31, 2018 our employee headcount was as follows:

Product Development	193
Administrative	57
Finance & Audit	55
Operations & Marketing	40
Risk Management	7
Office Leasing Operations	44
Hotel Operations	366
Total	762

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including, among other things, housing, pension, medical insurance and unemployment insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount determined by the local government from time to time. Due to the launch of our new brokerage business model, we cut down a great amount of sales staff in 2018.

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

Facilities

Our headquarters is based in Shijiazhuang, the capital of Hebei Province. We own the Kaiyuan Finance Center where our headquarters occupy approximately 8,005 square meters of office space. We also lease office space with an area of roughly 2,018 square meters in Beijing for our product development and IT teams. We no longer have company-owned stores nation-wide after the conversion to the new broker business model completed by the end of November 2018.

Trademarks and Intellectual Property

Fincera, CeraPay, and CeraVest are registered trademarks of the Company in the United States. We have also been granted software copyrights in China for four of our mobile applications. We have successfully registered over 132 trademarks of different variations of our current and potential product logos and names and have several other trademark applications in China that are pending approval.

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

(ii)
China Banking and Insurance Regulatory Commission, or the CBIRC, formerly known as China Banking Regulatory Commission, or the CBRC, regulating financial institutions, promulgating the regulations related to the administration of financial institutions and acting as the regulator for the online lending industry; and

(iii)
the Ministry of Industry and Information Technology, or the MIIT, regulating the telecommunications and telecommunications-related activities, including, but not limited to, internet information services and other value-added telecommunication services.

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

In addition, the Interim Measures stipulate that online lending information intermediaries shall not operate businesses other than risk management and necessary business processes such as information collection and confirmation, post-facilitation loan management in accordance with online lending regulations, via offline physical locations. Furthermore, the Interim Measures provide that online lending information intermediaries shall, based on their risk management capabilities, set upper limits on the loan balance of a single borrower borrowing both from one online lending information intermediary and from all online lending information intermediaries. In the case of natural persons, this limit shall not be more than RMB 200,000 (US$29,141) for one online lending information intermediary and not more than RMB 1 million (US$145,705) in total from all platforms, while the limit for a legal person or organization shall not be more than RMB 1 million (US$145,705) for one online lending information intermediary and not more than RMB 5 million (US$728,523) in total from all platforms. Moreover, the Interim Measures require that each online lending information intermediary (i) separate its own capital from funds received from lenders and borrowers and (ii) select a qualified banking financial institution as its fund custodian institution, which shall perform custody and administrative responsibilities as required.

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

Any violation of the Interim Measures by an online lending information intermediary may subject such online lending information intermediary to certain penalties as determined by applicable laws and regulations, or by relevant government authorities if the applicable laws and regulations are silent on the penalties. The applicable penalties may include, but are not limited to, criminal liabilities, warning, rectification, tainted integrity record and fines of up to RMB 30,000 (US$4,371). If any online lending information intermediary established prior to the implementation of these Interim Measures fails to conform to the provisions of these Interim Measures, the local financial regulatory authority shall require such online lending information intermediary to make rectification, and the rectification period shall not exceed 12 months. See "Risk Factors—Risks Related to Our Business—If our online lending services are deemed to violate any PRC laws or regulations governing the online lending industry in China, our business, financial condition and results of operations would be materially and adversely affected."

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

On August 13, 2018, the Online Lending Rectification Office issued the Notice on Launching Compliance Inspection on Peer-to-Peer Online Lending Information Intermediaries, or the Circular 63, and the Compliance Checklist for Online Lending Information Intermediaries as specified in the Circular 63, or the Checklist 108. The Circular 63 requires all the online lending information intermediaries shall start three types of inspection according to the national inspection standard list attached, including the self-inspection conducted by the online lending information intermediaries, the self-discipline inspection conducted by local internet finance associations or other local organizations and the administrative verification conducted by the local Online Lending Rectification Offices.

Circular 63 states that the above-mentioned inspections and verification shall be conducted according to the Interim Measures, the Record-filings Guidelines, the Custodian Guidelines and the Disclosure Guidelines. Circular 63 highlights and reaffirms the top 10 areas for inspection as follows:

(i)
whether the online lending information intermediary strictly operates as an information intermediary between borrowers and lenders or provides any credit services to the clients;

(ii)
whether the online lending information intermediary has a capital pool or makes any payment on behalf of its users;

(iii)
whether the online lending information intermediary is financing for its own projects, or doing so in a disguised form;

(iv)
whether the online lending information intermediary is offering guarantees to lenders or promises guaranteed returns, directly or disguisedly;

(v)
whether the online lending information intermediary provides guaranteed repayment of principal;

(vi)
whether the online lending information intermediary evaluates the risk of the borrowers and makes a hierarchy management of such borrowers;

(vii)
whether the online lending information intermediary fully discloses all information regarding the risk of borrowers;

(viii)
whether the online lending information intermediary adheres to the online lending principle of the small-amount and scattered manner when participating in network-based lending;

(ix)
whether the online lending information intermediary has sold any kinds of asset management products, or authorized any related organizations to sell any asset management products, and

(x)
whether the online lending information intermediary is attracting the lenders or investors by exaggerating the earnings prospects of a financing project.

On August 22, 2018, the National Internet Finance Association of China, or the NIFA, issued the Circular on Conducting the Self-Discipline and Inspection by the Peer-to-Peer Online Lending Information Intermediaries, or the Self-Discipline Circular and a List of Self-inspection and Self-rectification for P2P Online Lending Member Intermediaries, or the Self-Discipline Checklist, involving 119 articles. As we are a member of the NIFA and the regional Internet Finance Association, we shall accurately fill out and submit self-inspection and self-rectification reports.

The Self-Discipline Circular and the Self-Discipline Checklist provide a number of other clarifications on the internet finance association inspection, including, among others, that members of the NIFA shall connect their systems to the NIFA Online Finance Inspection Platform and duly report statistics and information as required. The reports for the self-inspection and internet finance association inspection shall be delivered to the provincial Online Lending Rectification Office, which will conduct ultimate verification. Based on the results of the compliance inspections, systems of online lending information intermediaries that are in compliance with the applicable rules and regulations can be integrated to industry-wide information disclosure systems and product registration systems. Upon completion of such integration, the online lending information intermediaries will be able to submit filing applications pursuant to detailed standards and procedures for record-filings. However, it remains unclear when the detailed standards and procedures for the system integrations and filing applications will be issued.

The Circular 63 creates three steps to complete the compliance inspections. The first step is to complete the submission of Compliance Self-Inspection Report to the regional Online Lending Rectification Office. The second step is a self-disciplinary inspection conducted by NIFA and regional regulatory authorities. The final step is a verification of inspection results by the regional Online Lending Rectification Office.

We submitted our self-inspection report pursuant to the Circular 63 and the Checklist 108 on September 17, 2018 and are in the process of completing the next two subsequent inspections. We may also become subject to additional requirements throughout the inspection process. Furthermore, there can be no assurance that we ultimately will be successful in passing the inspections by the competent authority. As of the date of this annual report, to our knowledge, as of the date of this annual report, none of the online lending intermediaries including us have been permitted to submit such filing application. See "Risk Factors—Risks Related to Our Business—If our online lending services are deemed to violate any PRC laws or regulations governing the online lending industry in China, our business, financial condition and results of operations would be materially and adversely affected—Record-Filing."

In December 2018, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Opinions on Properly Performing the Work on Category-based Disposal of Online Lending Agencies and Risk Prevention of Online Lending Agencies, or Circular 175, which classifies the P2P online lending platforms into six categories by the current status of such platforms’ operation performance and risk exposure, and aims at winding down those non-compliant P2P online lending platforms. In accordance with the Circular 175, those P2P online lending platforms that are operated normally and strictly comply with regulations are allowed to continue to conduct the P2P online lending businesses, but should comply with certain requirements, which include the requirement on control and decrease of the platform’s balance of loans and number of investors.

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

We have entered into an agreement XWBank, under which the bank provides custodian services for funds of borrowers and investors, we implemented the XWBank custody program for customer funds on March 20, 2018. Though, XWBank has passed the testing and evaluation procedures, if any new laws, regulations or rules impose additional restrictions on our custody account arrangement with XWBank, we may need to amend our arrangement with XWBank or seek an alternative qualified custodian bank. See "Risk Factors—Risks Related to Our Business—If our online lending services are deemed to violate any PRC laws or regulations governing the online lending industry in China, our business, financial condition and results of operations would be materially and adversely affected—Custody of Funds."

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

In 2010, the PBOC issued the Measures for the Administration of Payment Services of Non-Financial Institutions and its implementation rules, which require any non-financial institution engaging in payment services, such as online payment, issuance and acceptance of prepaid cards, and bill collection via bankcard, to obtain a Payment Service License. The registered capital of an applicant that engages in a nationwide payment business must be at least RMB 100 million (US$14.6 million), while that of an applicant engaging in payment business within a province must be at least RMB 30 million (US$4.4 million).

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

The effective annual percentage rate for term loans facilitated by our platform currently ranges from 11.58% to 29.20%, which comprises a nominal interest rate and a loan facilitation fee we charge borrowers and takes into account the effect on cost of the late fees and penalty fess. Moreover, our standard form of loan agreements stipulate that if the annual percentage rate exceed the mandatory limit for loan interest rates, the effective annual percentage rate should be set as the mandatory limit. In addition, we currently deduct the loan facilitation fee and certain supervision fees (such supervision fees are only applicable to our “Qingqing” product) in advance from the principal, which is not in compliance with the requirements imposed by Circular 141. We plan to re-examine our fee policies and make the necessary changes as required by the local financial regulators. See "Risk Factors—Risks Related to Our Business—The transaction fees we charge borrowers and merchants may decline in the future and any material decrease in such fees could have a material adverse effect on our business, financial condition and results of operations."

Intermediary Contractual Relationship

According to the Contract Law of the PRC, an intermediation contract is defined as a contract whereby an intermediary present to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Pursuant to the same law, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client's interests, the intermediary may not claim for service fees and is liable for the damages caused. The Financial Cases Judicial Interpretations further specify that the relationship between an online lending information intermediary and each party of an online lending loan agreement shall be defined as an intermediary contractual relationship, and the intermediary service fees charged by an online lending information intermediary to circumvent the legal limit of interest of private lending shall be invalid.

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

Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000 (US$145,705), (ii) with over 150 fund-raising targets involved, or (iii) with direct economic loss caused to fund-raising targets exceeding RMB500,000 (US$72,852), or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commission, may be considered an accomplice in the crime of illegal fund-raising.

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

In January 2019, the Supreme People's Court, the Supreme People's Procuratorate and the Ministry of Public Security jointly issued the Opinions on Several Issues Concerning the Handling of Criminal Cases Involving Illegal Fund-Raising, which provides that the people’s courts, people’s procuratorates and public security organs shall take the financial management laws and regulations of the State as basis for determining the “illegality” of illegal fund-raising. If there are only provisions in principle under the financial management laws and regulations of the State, the determination can be made in accordance with the spirit of the laws and regulations and with reference to the departmental rules formulated by the People’s Bank of China (PBOC), the China Banking and Insurance Regulatory Commission (CBIRC), the China Securities Regulatory Commission (CSRC) and other competent administrative authorities in accordance with the financial management laws and regulations of the State or financial management provisions, measures, implementing rules and other normative documents of the State.

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

In October 2018, the PBOC, the CBIRC and the CSRC jointly issued the Administrative Measures on Anti-Money Laundering and Anti-Terrorism Financing of Internet Financial Institutions (Trial), or the Trial Measures, which would become effective on January 1, 2019. The Trial Measures clearly defines the scope of internet finance institutions and requires deeper compliance requirements for internet finance institutions, including but not limited to online payment, online lending, online lending information intermediaries, etc. It also stipulates five basic obligations of internet finance practitioners: establishing and improve internal control mechanisms for anti-money laundering and anti-terrorism financing, effectively identifying customers, submitting large and suspicious transaction reports, conducting monitoring of terrorism lists, and storing customer identity information and transactions records.

In cooperation with our partnering custody bank and third party payment companies, we have adopted various policies and procedures, such as internal controls and "know-your-customer" procedures, for anti-money laundering purposes. We are in the process of ensuring that all of our policies and procedures fully comply with the requirements set forth in the Interim Measures. However, the implementation rules of the Internet Finance Guidelines have not been published, there is uncertainty as to how the anti-money laundering requirements in the Internet Finance Guidelines will be interpreted and implemented, and whether online consumer finance service providers like us must abide by the rules and procedures set forth in the Anti-Money Laundering Law of the PRC that are applicable to non-financial institutions with anti-money laundering obligations remains unclear. Therefore, we cannot assure you that our existing anti-money laundering policies and procedures will be deemed to be in full compliance with any anti-money laundering laws and regulations. In addition, we cannot assure you that the anti-money laundering policies and procedures we adopt will be effective in protecting our marketplace from being exploited for money laundering purposes or will be deemed to be in compliance with applicable anti-money laundering implementation rules if and when adopted. See "Risk Factors—Risks Related to Our Business—If our online lending services are deemed to violate any PRC laws or regulations governing the online lending industry in China, our business, financial condition and results of operations would be materially and adversely affected—Anti-Money Laundering."

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

Regulations on E-Commerce Services

In August 2018, the SCNPC promulgated the E-Commerce Law, which came into effect on January 1, 2019. Pursuant to the E-Commerce Law, an e-commerce platform operator shall (i) collect, verify and register the truthful information of the merchants that apply to sell products or provide services on its platform, including the identities, addresses, contacts and licenses, establish registration archives and update such information on a regular basis; (ii) submit the identification information of the merchants on its platform to SAIC and remind the merchants to complete the registration with SAIC; (iii) submit identification information and tax-related information to the tax authorities and remind the merchants to complete the tax registration; (iv) record and retain the information of the products and information on its platform and the sales information; (v) display the platform service agreement and the transaction rules or links to such information on the homepage of the platform; (vi) display the information of “self-operated” regarding the products or services provided by the platform operator itself on its platform, and take liabilities for such products and services; (vii) establish a credit evaluation system, display the credit evaluation rules, provide consumers with accesses to make comments on the products and services provided on its platform operator that his intellectual property rights have been infringed. An e-commerce platform operator shall take joint liabilities with the relevant merchants on its platform and may be subject to warning and fines up to RMB2,000,000 where (i) it fails to take necessary measures when it knows or should have known that the products or services provided by the merchants on its platform do not meet the personal or property safety requirements or such merchants’ other acts may infringe on the lawful rights and interests of the consumers; or (ii) it fails to take necessary measures, such as deleting and blocking information, disconnecting, terminating transactions and services, when it knows or should have known that the respect to products or services affecting the consumers’ life and health, if an e-commerce platform operator fails to verify the merchants’ qualification or assure the consumers’ security, which results in damages to the consumers, it shall take corresponding liabilities and may be subject to warnings and fines up to RMB 2,000,000.

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

The Internet Advertising Measures also impose several restrictions on the forms of advertisements and activities used in advertising. "Internet advertising" as defined in the Internet Advertising Measures refers to commercial advertisements that directly or indirectly promote goods or services through websites, web pages, internet applications or other internet media in various forms, including texts, pictures, audio clips and videos. Where internet advertisements are not identifiable and marked as "advertisements", a fine of not more than RMB 100,000 (US$14,570) may be imposed in accordance with the Advertising Law of the PRC. A fine ranging from RMB 5,000 (US$729) to RMB 30,000 (US$4,371) may be imposed for any failure to provide a prominently marked "CLOSE" button to ensure "one-click closure". Advertisers who induce users to click on the content of advertisements by fraudulent means or without permission, attach advertisements or advertising links in the emails shall be imposed a fine ranging from RMB 10,000 (US$1,457) to RMB 30,000 (US$4,371).

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

Since 2018, cybersecurity departments of public security organs have strengthened the enforcement and inspection of cybersecurity protection and gradually required enterprises within the jurisdiction to perform the duty of graded system for cybersecurity protection. The enterprises fail to perform the duty will be turned around or punished. The Cybersecurity Law first raised the graded system to the legal level. The Cybersecurity Law stipulates all operators, users or competent authorities of network information systems with the function of networking have to implement cybersecurity graded system and perform the duty accordingly.

In addition, the Internet Finance Guidelines purport, among other things, to require online lending information intermediaries to improve technology security standards and safeguard customer and transaction information. The Interim Measures requires the online lending information intermediaries, among other things, to (i) carry out grading filing and testing for their information systems, (ii) implement thorough cyberspace security facilities and management measures, including firewall, intrusion detect, data encryption, and disaster recovery, etc., (iii) establish information technology management, technology risk management, technology auditing and related systems, (iv) allocate sufficient resources and implement thorough management and control measures and technological means to ensure safe and steady operation of their information systems, (v) protect the security of the information of lenders and borrowers, (vi) carry out a comprehensive security evaluation at least once every two years, (vii) accept the information security inspection and auditing by competent authorities, and (viii) establish or adopt application-level disaster recovery systems and facilities compatible with their business scales within two years after their establishment.

Moreover, the Interim Measures also requires online lending intermediaries to apply for the registration of information system security protection according to the relevant provisions of national cyber security and the requirements of the graded protection system for national information security. In March 2018, we conducted a network security graded protection evaluation, and the local Public Security Authority issued to us the Certification of Record of Information System Security Graded Protection, under which our system is qualified as grade three (the highest level applicable to online lending intermediaries).

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

In December 2017, the National Information Security Standardization Technical Committee, which is jointly administered by the Cyberspace Administration of China and the Standardization Administration of China, issued the Information Security Technology – Personal Information Security Specifications, which became effective as of May 1, 2018. Key aspects of the standard include: (i) clarifying the rights of personal data subjects and requiring a higher level of protection for "personal sensitive information" than for ordinary "personal information"; (ii) requiring data controllers to obtain "explicit consent", that is, written consent or other affirmative action by a personal data subject, such as electronically clicking to consent, before collecting and using personal sensitive information; (iii) requiring network operators to notify regulators and affected individuals of security incidents involving an actual or potential leak, damage or loss of personal information; (iv) obligating data controllers to carry out security assessments of third-party data processors, and to adhere to a set of general principles when processing personal information.

The standard is recommended, as opposed to mandatory, but government agencies often refer to recommended standards when evaluating compliance with broadly phrased laws and regulations. The standard also contains a model privacy policy that incorporates the principles and obligations found in the standard and provides useful guidance for compliance purposes. Currently, our privacy policy for our online services is modified by reference to this standard, and we also take multiple measures by reference to this standard to protect the personal information we gathered.

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

In November 1987, the Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry, which became effective on November 10, 1987 and were amended in 2011. Pursuant to the Measures for the Control of Security in the Hotel Industry and the Decision of the State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary to Be Retained (promulgated by the State Council in June 2004), anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously or an offender wanted by the public security authority. Pursuant to the Measures for the Control of Security in the Hotel Industry, hotels failing to obtain the special industry license may be subject to warnings or fines of up to RMB200 (US$29). In addition, pursuant to various local regulations, hotels failing to obtain the special industry license may be subject to warnings, orders to suspend or cease continuing business operations, confiscations of illegal gains or fines.

In April 1998, the SCNPC promulgated the Fire Prevention Law of the PRC, which became effective on September 1, 1998 and was amended in 2008. In April 2009, the Ministry of Public Security issued the Provisions on Supervision and Inspection on Fire Prevention and Control, which became effective on May 1, 2009 and were amended in 2012. Pursuant to these regulations, public gathering places such as hotels shall submit a fire prevention design plan to apply for the completion acceptance of fire prevention facilities for their construction projects and to pass a fire prevention safety inspection by the local public security fire department, which is a prerequisite for opening business; and hotels failing to obtain approval of fire prevention design plans or failing fire prevention safety inspections may be subject to: (i) orders to suspend the construction of projects, use or operation of business; and (ii) fines between RMB30,000 (US$4,371) and RMB300,000 (US$43,711).

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

(i)
Environmental Protection Law of the PRC ,promulgated by the SCNPC in December 1989 and amended in 2014;

(ii)
Environmental Impact Assessment Law of the PRC ,promulgated by the SCNPC in October 2002 and amended in 2016;

(iii)
Regulations Governing Environmental Protection in Construction Projects , promulgated by the State Council in November 1998 and amended in 2017; and

(iv)
Regulations Governing Completion Acceptance of Environmental Protection in Construction Projects , issued by the MEP in December 2001 and amended in 2010.

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

Regulations Relating to Foreign Investment

Foreign Investment Law

On March 15, 2019, the National People's Congress promulgated the Foreign Investment Law, which will become effective on January 1, 2020 and replace the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates three forms of foreign investment, but does not explicitly stipulate the contractual arrangements as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that the concept of a foreign investment includes foreign investors investing in China through "any other methods" under laws, administrative regulations, or provisions prescribed by the State Council. Therefore, there are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangements will be handled. For the potential impact of the Foreign Investment Law on our Company, please see "Risk Factors—Risks Relating to Our Corporate Structure—We face uncertainties with respect to the implementation of the Foreign Investment Law."

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

(i)
Wholly Foreign Owned Enterprise Law , promulgated in 1986 and amended in 2000 and 2016;

(ii)
Implementation Rules for Wholly Foreign Owned Enterprise , promulgated in 1990 and amended in 2001 and 2014;

(iii)
Sino-Foreign Equity Joint Venture Enterprise Law , promulgated in 1979 and amended in 1990, 2001 and 2016; and

(iv)
Implementation Rules for Sino-Foreign Equity Joint Ventures Enterprise Law Implementation Rules , promulgated in 1983 and amended in 1986, 1987, 2001, 2011 and 2014.

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

Moreover, in June 2018, the NDRC and the MOFCOM promulgated the Special Management Measures for the Access of Foreign Investment (Negative List) (2018 version), which became effective on July 28, 2018. The Negative List repeals the "restricted" and "prohibited" categories stipulated in the Foreign Investment Industry Catalog. The Negative List is a list of industries in which foreign investment is either prohibited or restricted. For industries not included in the Negative List, foreign investors are given equal treatment to domestic Chinese investments, save for record-filing requirements. Restricted industries are usually only accessible to foreign investors through joint venture structures with Chinese companies or are restricted through shareholding limits. In other cases, foreign investors might need prior approval from MOFCOM to invest in a restricted industry.

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

(i)
Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-Resident Enterprises , or SAT Circular 698, which was issued by the SAT in December 2009 and was repealed in 2017;

(ii)
Announcement of the SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises , or SAT Circular 7, which was issued by the SAT in February 2015 and amended in 2017; and

(iii)
Announcement of the SAT on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises, or SAT Circular 24, which was issued by the SAT in March 2011 and was partially repealed in 2015 and 2017.

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

Regulations on Transfer Pricing and Tax

In China, the fundamental rules on transfer pricing are provided under the EIT Law and its implementation rules. The SAT sets out more detailed transfer pricing rules under the tax circular of Implementation Measures for Special Tax Adjustments which was issued in January 2009, or SAT Circular 2, and was partially repealed by other regulations. Under the EIT Law, if business dealings between an enterprise and its related parties fail to comply with the arm's length principle, and reductions are made to the taxable income or the amount of income of the enterprise or its interested parties, the tax authorities have a right to make adjustments according to a reasonable method. Where intangible assets are jointly developed or transferred by an enterprise and its related party, or labor services are jointly provided or received by an enterprise and its related party, costs shall be apportioned according to the arm's length principle when computing the taxable amount of income. The tax authorities also have right to make adjustments if the taxable income or amount of income of an enterprise is reduced as a result of arrangements with no reasonable commercial objectives.

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

(i)
Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax , issued by the Ministry of Finance and the SAT in November 2011; and

(ii)
Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax , issued by the Ministry of Finance and the SATI in March 2016 and amended in 2017.

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

We lease office space with an area of roughly 2,018 square meters in Beijing for our product development and IT teams. We also rent approximately 8,128 square meters of office space in Shijiazhuang headquarter.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Fincera Inc. (“Fincera,” the “Company,” or “we”) is a holding company whose business operations are conducted through its wholly owned subsidiaries, AutoChina Group Inc. (“ACG”) and Eastern Eagle International Ltd. ACG’s operations consist of the internet-based business, which provides financing and e-commerce services for small and medium-sized businesses and individuals in China, and the property lease and management business, which leases out office space. Eastern Eagle’s operations consist of the hotel business, which owns the Shijiazhuang Hilton Hotel in the Kaiyuan Finance Center building.

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

The following chart and table display the historical lifetime cumulative 90+ Day Delinquency Rates through March 31, 2019, by vintage, for 180-day term loans facilitated on our platform:

Months Elapsed	2014Q4	2015Q1	2015Q2	2015Q3	2015Q4	2016Q1	2016Q2	2016Q3	2016Q4	2017Q1	2017Q2	2017Q3	2017Q4	2018Q1
9	0.00%	0.00%	0.11%	0.17%	0.09%	0.41%	0.16%	0.72%	0.04%	0.06%	0.27%	0.00%	0.00%	0.14%
10	0.00%	1.57%	0.74%	1.66%	1.68%	2.90%	2.22%	3.48%	2.71%	2.39%	2.89%	0.18%	2.13%	0.85%
11	0.14%	2.87%	1.80%	3.86%	2.40%	4.12%	4.07%	6.50%	4.32%	4.30%	7.20%	4.18%	2.94%	0.85%
12	2.96%	2.39%	3.35%	5.25%	5.15%	9.22%	5.17%	8.04%	5.67%	6.07%	7.20%	5.33%	0.90%	1.99%
13	2.83%	2.06%	3.17%	4.68%	5.08%	9.09%	5.00%	7.87%	5.67%	3.20%	7.20%	6.10%	3.75%	1.09%
14	2.61%	1.97%	3.04%	4.48%	5.08%	8.75%	4.99%	7.32%	5.66%	2.61%	6.49%	5.06%	1.66%	0.96%
15	2.39%	1.94%	2.90%	4.45%	5.08%	5.68%	4.92%	7.19%	4.99%	2.61%	4.33%	2.09%	0.88%
16	2.21%	1.83%	2.83%	4.33%	4.92%	5.66%	4.80%	7.19%	3.05%	2.52%	4.01%	0.22%	0.59%
17	1.64%	1.75%	2.74%	4.27%	4.89%	5.63%	4.74%	7.19%	2.42%	2.21%	3.44%	0.18%	0.38%
18	1.13%	1.75%	2.70%	4.23%	4.83%	5.53%	4.72%	6.26%	2.42%	0.80%	1.50%	0.16%	0.24%
19	1.13%	1.75%	2.70%	4.12%	4.82%	5.44%	4.72%	2.60%	2.37%	0.64%	0.27%	0.11%
20	1.05%	1.74%	2.70%	4.12%	4.82%	5.39%	4.69%	2.21%	2.12%	0.36%	0.19%	0.06%
21	1.05%	1.69%	2.70%	4.12%	4.82%	5.32%	4.25%	2.21%	0.65%	0.21%	0.17%	0.06%
22	1.05%	1.66%	2.59%	4.12%	4.79%	5.32%	2.19%	2.08%	0.49%	0.19%	0.14%
23	1.05%	1.65%	2.59%	4.11%	4.68%	5.32%	2.00%	1.66%	0.32%	0.17%	0.12%
24	1.05%	1.65%	2.59%	4.11%	4.66%	5.12%	2.00%	0.69%	0.10%	0.15%	0.11%
25	1.05%	1.51%	2.54%	4.08%	4.66%	1.56%	1.95%	0.47%	0.06%	0.14%
26	1.05%	1.51%	2.53%	4.02%	4.66%	1.49%	1.67%	0.20%	0.05%	0.14%
27	1.05%	1.51%	2.53%	3.96%	4.27%	1.49%	0.93%	0.15%	0.05%	0.13%
28	1.05%	1.51%	2.53%	3.95%	1.92%	1.41%	0.63%	0.15%	0.03%
29	1.05%	1.51%	2.53%	3.94%	1.65%	1.14%	0.23%	0.13%	0.02%
30	1.05%	1.51%	2.49%	3.67%	1.65%	0.69%	0.12%	0.12%	0.01%
31	1.05%	1.51%	2.49%	1.86%	1.51%	0.53%	0.10%	0.11%
32	1.05%	1.51%	2.49%	1.75%	1.17%	0.39%	0.07%	0.11%
33	1.05%	1.51%	2.12%	1.75%	0.72%	0.31%	0.07%	0.06%
34	1.05%	1.51%	0.81%	1.63%	0.63%	0.31%	0.05%
35	1.05%	1.51%	0.78%	1.33%	0.30%	0.27%	0.04%
36	1.05%	1.26%	0.78%	0.88%	0.26%	0.27%	0.04%
37	1.05%	0.54%	0.78%	0.76%	0.26%	0.23%
38	1.05%	0.54%	0.61%	0.44%	0.21%	0.23%
39	1.05%	0.54%	0.36%	0.39%	0.21%	0.22%
40	0.62%	0.46%	0.36%	0.39%	0.16%
41	0.62%	0.46%	0.27%	0.35%	0.11%
42	0.62%	0.17%	0.26%	0.35%	0.10%
43	0.62%	0.15%	0.24%	0.30%
44	0.51%	0.09%	0.22%	0.29%
45	0.49%	0.02%	0.19%	0.26%
46	0.49%	0.02%	0.11%
47	0.20%	0.02%	0.11%
48	0.20%	0.02%	0.11%
49	0.17%	0.02%
50	0.17%	0.02%
51	0.17%	0.02%

The following chart and table display the historical lifetime cumulative 90+ Day Delinquency Rates through December 31, 2018, by vintage, for 30-day credit line loans facilitated on our platform:

Months Elapsed	2014Q4	2015Q1	2015Q2	2015Q3	2015Q4	2016Q1	2016Q2	2016Q3	2016Q4	2017Q1	2017Q2	2017Q3	2017Q4	2018Q1	2018Q2
4	0.00%	0.00%	0.02%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
5	0.06%	0.17%	0.77%	0.91%	0.63%	0.74%	0.42%	0.33%	0.55%	0.89%	0.44%	0.34%	0.56%	0.32%	0.21%
6	0.25%	1.88%	1.19%	1.81%	1.17%	1.60%	0.83%	0.60%	1.10%	1.52%	0.71%	0.72%	1.12%	0.48%	0.34%
7	0.92%	3.64%	2.37%	2.94%	1.71%	2.04%	1.48%	1.38%	1.85%	2.01%	0.98%	1.18%	1.43%	0.43%	0.34%
8	0.76%	3.38%	2.28%	2.76%	1.59%	1.96%	1.45%	1.38%	1.83%	1.98%	0.98%	1.17%	0.77%	0.20%	0.34%
9	0.76%	3.09%	2.22%	2.71%	1.46%	1.89%	1.42%	1.37%	1.80%	1.94%	0.98%	1.12%	0.67%	0.18%
10	0.76%	2.94%	2.15%	2.66%	1.42%	1.82%	1.41%	1.35%	1.76%	1.92%	0.96%	1.02%	0.66%	0.18%
11	0.76%	2.90%	2.07%	2.62%	1.39%	1.79%	1.40%	1.34%	1.72%	1.91%	0.92%	0.48%	0.64%	0.18%
12	0.76%	2.83%	2.05%	2.52%	1.36%	1.75%	1.39%	1.33%	1.70%	1.90%	0.90%	0.42%	0.64%	0.18%
13	0.74%	2.71%	2.01%	2.48%	1.33%	1.72%	1.37%	1.31%	1.70%	1.87%	0.81%	0.42%	0.64%
14	0.74%	2.65%	1.99%	2.46%	1.31%	1.71%	1.37%	1.30%	1.69%	1.83%	0.41%	0.42%	0.64%
15	0.74%	2.63%	1.93%	2.43%	1.29%	1.70%	1.36%	1.28%	1.69%	1.78%	0.35%	0.42%	0.64%
16	0.74%	2.59%	1.91%	2.40%	1.27%	1.67%	1.35%	1.27%	1.58%	1.58%	0.35%	0.42%
17	0.74%	2.55%	1.87%	2.38%	1.27%	1.65%	1.33%	1.27%	1.57%	0.66%	0.35%	0.42%
18	0.74%	2.39%	1.86%	2.36%	1.26%	1.63%	1.32%	1.26%	1.51%	0.58%	0.35%	0.42%
19	0.74%	2.35%	1.81%	2.31%	1.25%	1.62%	1.32%	1.24%	1.31%	0.58%	0.35%
20	0.74%	2.33%	1.79%	2.30%	1.24%	1.60%	1.31%	1.23%	0.54%	0.58%	0.35%
21	0.74%	2.25%	1.77%	2.29%	1.23%	1.56%	1.31%	1.18%	0.47%	0.58%	0.35%
22	0.74%	2.17%	1.75%	2.26%	1.22%	1.54%	1.28%	1.06%	0.47%	0.58%
23	0.74%	2.16%	1.75%	2.24%	1.21%	1.53%	1.28%	0.41%	0.46%	0.58%
24	0.74%	2.12%	1.74%	2.23%	1.20%	1.53%	1.25%	0.36%	0.46%	0.58%
25	0.74%	2.11%	1.74%	2.22%	1.20%	1.52%	1.12%	0.36%	0.46%
26	0.74%	2.10%	1.73%	2.22%	1.19%	1.49%	0.62%	0.36%	0.46%
27	0.74%	2.10%	1.72%	2.20%	1.18%	1.45%	0.53%	0.36%	0.46%
28	0.74%	2.08%	1.71%	2.20%	1.13%	1.31%	0.53%	0.36%
29	0.74%	2.08%	1.70%	2.19%	1.13%	0.62%	0.53%	0.36%
30	0.74%	2.05%	1.69%	2.18%	1.09%	0.50%	0.53%	0.36%
31	0.74%	2.05%	1.68%	2.15%	0.96%	0.50%	0.53%
32	0.74%	2.02%	1.68%	2.14%	0.51%	0.50%	0.53%
33	0.74%	2.01%	1.67%	2.09%	0.43%	0.50%	0.53%
34	0.74%	2.01%	1.65%	1.73%	0.43%	0.50%
35	0.74%	2.01%	1.64%	1.17%	0.43%	0.50%
36	0.74%	2.00%	1.59%	1.12%	0.43%	0.50%
37	0.74%	1.98%	1.46%	1.12%	0.43%
38	0.74%	1.98%	1.21%	1.12%	0.43%
39	0.74%	1.95%	1.20%	1.11%
40	0.74%	1.57%	1.20%	1.11%
41	0.74%	1.03%	1.20%	1.11%
42	0.74%	0.96%	1.20%	1.11%
43	0.74%	0.94%	1.20%
44	0.74%	0.94%	1.20%
45	0.74%	0.94%	1.20%
46	0.74%	0.94%
47	0.74%	0.94%
48	0.74%	0.94%
49	0.74%
50	0.74%
51	0.74%

30-Day Creditline Loans
Delinquency Rate
5%
4%
3%
2%
1%
0%
Months Elapsed Since Vintage Start Date
4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 47 48 49 50 51
2014Q4
2015Q1
2015Q2
2015Q3
2015Q4
2016Q1
2016Q2
2016Q3
2016Q4
2017Q1
2017Q2
2017Q3
2017Q4
2018Q1
2018Q2

The following chart and table display the historical lifetime cumulative 90+ Day Delinquency Rates through December 31, 2018, by vintage, for 12-month installment loans facilitated on our platform:

Months Elapsed	2017Q1	2017Q2	2017Q3	2017Q4	2018Q1	2018Q2
4	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
5	0.06%	1.40%	1.12%	1.57%	0.69%	0.22%
6	0.99%	3.02%	3.15%	3.53%	1.46%	0.46%
7	5.24%	5.19%	6.17%	5.64%	1.14%	0.46%
8	6.47%	5.67%	6.69%	4.62%	0.57%	0.46%
9	6.40%	5.64%	6.44%	4.15%	0.49%	0.46%
10	6.35%	5.50%	5.79%	4.02%	0.49%
11	6.35%	5.07%	4.09%	3.95%	0.49%
12	6.31%	4.11%	3.46%	3.95%	0.49%
13	5.87%	3.17%	3.14%	3.95%
14	3.48%	1.75%	3.04%	3.95%
15	1.59%	1.41%	3.04%	3.95%
16	0.95%	1.37%	3.04%
17	0.47%	1.37%	3.04%
18	0.40%	1.37%
19	0.40%	1.37%
20	0.40%	1.37%
21	0.40%
22	0.40%
23	0.40%
24	0.40%

RESULTS OF OPERATIONS

2018 Compared to 2017

Overview

The year 2018 marked the fourth full-year of operations for our new internet-based business segment and two years of continued transition. We continued winding down our legacy commercial vehicle sales, leasing and support business and insurance agency business, which have been classified as discontinued operations. In July 2017, we completed significant changes to our loan transaction process to comply with online lending regulations and in June 2018 we made slight adjustments to 180-day term loans and installment loan products in order to bring them into compliance with China’s regulations regarding P2P lending. Our revenues increased during the period as we continued to ramp-up our internet-based businesses. Although our operating expenses increased, we still achieved a significant profit increase in 2018. Prior period amounts have been adjusted to exclude discontinued operations (refer to Note 4 to the Consolidated Financial Statements for additional information).

Our internet-based businesses continued to grow during 2018. In July 2017, although we made significant changes to our loan transaction process and launched three new investment products on our peer-to-peer lending platform, the loan types that we offer to borrowers have not changed since inception and therefore we have decided to present our business volume data in the following categories for continuity despite any changes in the underlying loan transaction logic. As shown in the table below, transaction volume of 180-day term loans increased during 2018 as compared to the prior year, while transaction volume of 30-day credit lines and installment loans fell.

(in millions)	For the Year Ended
Transaction Volume	December 31, 2018	December 31, 2017
	Amount	Amount	% Change
	RMB	RMB

30-day credit lines	12,916	16,958	(23.8%)
180-day term loans	12,000	5,819	106.2%
Installment loans	2,939	4,031	(27.1%)
Total	27,855	26,808	3.9%

30-day credit line loan volume fell by 23.8% and installment loan volume fell by 27.1% during the year ended 2018 as compared to the prior year due to our active promotion on the 180-day loan product during the year. 180-day loan volume increased by 106.2% during the year ended 2018 as compared to the prior year due to increased loan volume for truck purchases as well as for restructuring delinquent loans.

Income

The table below sets forth certain line items from the Company’s Consolidated Statement of Income as a percentage of income:

(in thousands)	Year ended December 31, 2018		Year ended December 31, 2017
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
	RMB		RMB

Facilitation fee	658,686	46.6%	231,709	22.6%	184.3%
Interest income	194,855	13.8%	310,289	30.3%	(37.2%)
Service charges	19,396	1.4%	201,386	19.7%	(90.4%)
Property lease and management	212,026	15.0%	192,221	18.8%	10.3%
Other income	123,644	8.8%	72,600	7.1%	70.3%
Debt assignment income	203,409	14.4%	15,646	1.5%	1200.1%
Total income	1,412,016	100.0%	1,023,851	100.0%	37.9%

Income for the year ended December 31, 2018 was RMB1,412 million, an increase of RMB388.1 million from RMB1,023.9 million in the prior year period, as a result of the ramp-up of our internet-based business segment and the significant increasing sales of delinquent loans to third parties.

Facilitation fee, which represent fees we charge for matching borrowers with investors on our CeraVest platform, totaled RMB658.7 million in the year ended December 31, 2018, an increase of RMB427 million compared to the prior year mainly due to the growing transaction volume and no reorganization of facilitation fee before July 2017 when we re-developed our loan transaction process to comply with online lending regulations.

Interest income, which mainly represents interest earned on loans to CeraVest borrowers and loans to other borrowers, totaled RMB194.9 million in the year ended December 31, 2018, a decrease of RMB115.4 million compared to the prior year mainly due to the reduction of origination fee. During year 2017, interest income included loan origination fee which was collected from borrowers. Origination fees were deducted from the loan balance and amortized as interest income over the contract term. We no longer have such revenue after the change of loan transaction process in July 2017.

Service charges, which represents CeraPay’s transaction fees, totaled RMB19.4 million in the year ended December 31, 2018, a decrease of RMB182.0 million compared to the prior year. Since July 2017, CeraPay loan transactions are facilitated through our peer-to-peer lending platform; as a result, the service charges under the previous transaction process are now allocated instead as facilitation fee to the Company and as interest payable to investors of each loan once the facilitation is successful. Accordingly, service charges have been phased out and the Company does not have this revenue item to report since the third quarter of 2018.

Other income, which mainly consists of penalty and late fees across all loan types and is reduced by redeemed cash incentives that the Company provided to the investors, totaled RMB123.6 million in the year ended December 31, 2018, an increase of RMB51.0 million compared to the prior year, which was due to the strengthening of collection efforts and offset by the increase of redeemed cash incentives during 2018.

Debt assignment income, which represents the receipts of fees when delinquent loans are sold to third parties, totaled RMB203.4 million in the year ended December 31, 2018, an increase of RMB 187.8 million when compared to 2017, which was due to the significant increase in sales of delinquent loans to third parties.

Property lease and management revenues, which represent the revenues of the property lease and management business, consist of revenue derived from the Kaiyuan Finance Center, which includes the Shijiazhuang Hilton Hotel and office leasing operations, totaled RMB212.0 million in the year ended December 31, 2018. This represents an increase of 10.3% compared to the prior year. During the year ended December 31, 2018, revenues of the Shijiazhuang Hilton Hotel were approximately RMB137.0 million, compared to RMB133.7 million during the prior year, representing an increase of 2%. Office leasing revenues were approximately RMB75.0 million, compared to RMB58.5 million during the prior year, representing an increase of 28%, due to higher occupancy rates of 95% the Kaiyuan Finance Center during the year ended December 31, 2018, as compared to 78% during the year ended December 31, 2017 as the Company continued improving the property management service and providing more competitive lease rate.

Operating Costs and Expenses

The table below sets forth the components of our operating costs and expenses as a percentage of income, for the periods indicated (in thousands):

(in thousands)	Year ended December 31, 2018		Year ended December 31, 2017
	Amount	% of Revenues	Amount	% of Revenues	Y-O-Y % Change
	RMB		RMB

Interest expense	73,206	5.2%	307,191	30.0%	(76.2%)
Interest expense, related parties	156,775	11.1%	162,041	15.8%	(3.2%)
Provision for credit losses	354,711	25.2%	(13,443)	(1.3%)	(2738.6%)
Product development expense	80,057	5.7%	82,375	8.0%	(2.8%)
Property and management cost	117,006	8.3%	112,030	10.9%	4.4%
Marketing expense	(178,650)	(12.7%)	51,284	5.0%	(448.4%)
Selling and marketing	237,128	16.8%	129,892	12.7%	82.6%
General and administrative	193,187	13.7%	204,077	19.9%	(5.3%)
Total operating costs and expenses (income)	1,033,420	73.20%	1,035,447	101.1%	(5.3%)

Interest Expense

Interest expense totaled RMB230.0 million for the year ended December 31, 2018, of which RMB156.8 million of interest expense was incurred to related parties: Beiguo Mall Xinji Branch, Beiguo Mall Luquan Outlets, Hebei Kaiyuan, Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”), and Mr. Li. It includes interest of RMB1.8 million and RMB1.7 million incurred for loans advanced from Hebei Kaiyuan and Mr. Li respectively. It also included interest of RMB72.4 million, RMB69.9 million and RMB10.9 million incurred for the internet-based financing from Beiguo Mall Xinji Branch, Beiguo Mall Luquan Outlets and Ruituo, respectively.

Other interest expenses decreased to RMB73.2 million during fiscal 2018 from 307.2 million during the prior period, which was primarily a result of the change to our new business model in July 2017 in response to new regulations in China. Under the new business model, loans that are successfully subscribed by investors on the Company’s peer-to-peer lending platform are derecognized from the Company’s balance sheet. Therefore, interest due to these investors is also not recognized by the Company.

Provision for credit losses

From December 31, 2017 to December 31, 2018, the provision for credit losses increased from reversing RMB13.4 million to charging RMB354.7 million. The increase was mainly due to an increased provision being taken for certain loans to some large offline borrowers as they became delinquent.  The Company is negotiating repayment schedule concerning real estate collateral with those borrowers.

Product development expense

Product development expense totaled RMB80.1 million for the year ended December 31, 2018 as compared to RMB82.4 million for the prior year. The decrease was primarily a result of the decrease of staffs of R&D center as with the gradual development and maturity of system.

Property and management cost

Property and management cost, which consists of depreciation of the Kaiyuan Finance Center and costs associated with operating the Shijiazhuang Hilton Hotel, totaled RMB117.0 million for the year ended December 31, 2018 as compared to RMB112.0 million for the prior year. The primary reason for the slight increase in cost was due to an increase in variable costs from operating the Shijiazhuang Hilton Hotel which accompanied its increase in revenues.

Marketing expense

Marketing expense for the year ended December 31, 2018 was reversing RMB178.7 million. This was mainly due to the decrease of loans held by third party investors and thus the provision for credit losses of those loans reversed a lot during 2018 when a huge turbulence happened in peer-to-peer financing market. The Company began to report this item since the year 2018 due to the significance of this reversal.

Selling and marketing

Selling and marketing expenses for the year ended December 31, 2018 were RMB237.2 million, an increase of RMB107.2 million as compared to the same period of 2017. This was mainly due to a reclassification to marketing expense as analyzed above and the expense occurred for the brokers under the new brokers network business model.

General and administrative

General and administrative expenses for the year ended December 31, 2018 were RMB193.2 million, a decrease of RMB 10.9 million as compared to the same period of 2017. The decrease was primarily due to the conversion from our previous wholly-owned store distribution network into a broker distribution network that is not owned by the Company. With this new business network, the Company no longer bears the salaries of the administrative personnel who were working for previously wholly-owned stores, and the related operating expenses.

Income tax provision (benefit)

In the year ended December 31, 2018, the Company recorded an income tax expense of RMB103.8million, as compared to an income tax benefit of RMB 0.9 million in the year ended December 31, 2017. This occurred because the Company generated a net profit in 2018, but a net loss in the prior year.

Income (loss) from continuing operations

Income from continuing operations in the year ended December 31, 2018 was RMB274.8 million, as compared to a loss from continuing operations of RMB10.7 million in year ended December 31, 2017. The increase was primarily because the Company’s internet-based businesses continues ramping up and generated more revenues during the year 2018.

Income (loss) from discontinued operations, net of taxes

Discontinued operations consist of the Company’s commercial vehicle sales, leasing and support business and insurance agency business (see Note 4 to the financial statements included herewith). Income from discontinued operations in the year ended December 31, 2018 was RMB0.01 million, as compared to income of RMB2.3 million in the year ended December 31, 2017, which was mainly due to the Company collecting more overdue amounts of delinquent accounts from discontinued operations and thus its provision for credit losses reversed during 2017. The Company continued the winding down of its legacy truck-leasing business during 2018.

Net income (loss)

Net income in the year ended December 31, 2018 was RMB274.8 million, as compared to a net loss of RMB8.4 million in the year ended December 31, 2017. The increase was caused by the significant increase of business revenues.

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

Income

The table below sets forth certain line items from the Company’s Consolidated Statement of Income as a percentage of income:

(in thousands)	Year ended December 31, 2017		Year ended December 31, 2016
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
	RMB		RMB

Facilitation fee	231,709	22.6%	—	—	N/A
Interest income	310,289	30.3%	243,169	27.7%	27.6%
Service charges	201,386	19.7%	447,181	51.1%	(55.0%)
Property lease and management	192,221	18.8%	169,765	19.4%	13.2%
Other income	72,600	7.1%	15,180	1.8%	378.3%
Debt assignment income	15,646	1.5%	—	—	N/A
Total income	1,023,851	100.0%	875,925	100.0%	16.9%

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

Other income, which mainly consists of government subsidies, penalty and late fees across all loan types, totaled RMB72.6 million in the year ended December 31, 2017, an increase of RMB57.4 million compared to the prior year.

Debt assignment income, which represents the receipts of the fees when delinquent loans are sold to third parties, totaled RMB15.6 million in the year ended December 31, 2017, increased by RMB15.6 million when compared 2016, which was due to the increasing sales of delinquent loans to third parties.

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

Operating Costs and Expenses

The table below sets forth the components of our operating costs and expenses as a percentage of income, for the periods indicated (in thousands):

(in thousands)	Year ended December 31, 2017		Year ended December 31, 2016
	Amount	% of Revenues	Amount	% of Revenues	Y-O-Y % Change
	RMB		RMB

Interest expense	307,191	30.0%	262,762	30.0%	16.9%
Interest expense, related parties	162,041	15.8%	41,339	4.7%	292.0%
Provision for credit losses	(13,443)	(1.3%)	116,032	13.2%	(111.6%)
Product development expense	82,375	8.0%	62,647	7.2%	31.5%
Property and management cost	112,030	10.9%	109,568	12.5%	2.2%
Marketing expense	51,284	5.0%	—	—	N/A
Selling and marketing	129,892	12.7%	89,620	10.2%	44.9%
General and administrative	204,077	19.9%	198,787	22.7%	2.7%
Total operating costs and expenses (income)	1,035,447	101.1%	880,755	100.6%	17.6%

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

Marketing expense

Marketing expense represents the provision for credit losses of the loans held by CeraVeat investors, an increase of RMB51.2 million as compared to the same period of 2016, mainly due to increased accrued marketing expense during 2017 which represented the estimation of future cash out-flow for purchase of delinquent CeraVest loans from CeraVest investors, net off the future cash in-flow collectible from such loans.

Selling and marketing

Selling and marketing expenses for the year ended December 31, 2017 were RMB129,892 million, an increase of RMB40.2 million as compared to the same period of 2016, due to increased sales efforts to promote the Company’s internet-based businesses during 2017 also contributed to the fluctuation. These costs include but are not limited to sales commissions and salaries for sales staff.

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

LIQUIDITY AND CAPITAL RESOURCES

Going Concern
The Company reported a net gain of RMB274,801 and a net loss of RMB10,718 from continued operations for the years ended December 31, 2018 and 2017 respectively. Although the Company’s operating results for future periods might be subject to numerous uncertainties and some adverse conditions like recurring losses for 2015, 2016 and 2017 and the Company’s consolidated current liabilities exceeded its consolidated current assets by approximately RMB 689,832 as of December 31, 2018, the Company believe they could meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and keep profit in the foreseeable years.

The Company’s principal sources of liquidity have been cash provided by related parties and revenues generated from loan facilitation. The Company reported a net decrease in cash, cash equivalent and restricted cash of RMB255,855 for the year ended December 31, 2018 and a net increase in cash, cash equivalent and restricted cash of RMB486,240 and RMB294,558 for the year ended December 31, 2017 and 2016. As of December 31, 2018, the Company had RMB994,489 in unrestricted cash and cash equivalents. The Company’s cash and cash equivalents are unrestricted as to withdrawal or use, and are placed with banks and other financial institutions. The Company’s consolidated current liabilities exceeded its consolidated current assets by approximately RMB 689,832 as of December 31, 2018. The Company’s consolidated net assets amounted to RMB363,624 as of December 31, 2018.

Management Plan and Actions

The Company has addressed liquidity requirements through a series of cost reduction initiatives, financing from both banks and related parties, and the sale of non-performing assets.

The Company continued to sell the non-performing loans to the third parties in the year 2018. As of December 31, 2018, certain non-performing loans with a total amount of RMB 2,724 million have been sold to several third parties at a total consideration of RMB 2,941 million. This action reduces the working capital needs.

From July 2017 and onwards, the Company re-developed the loan transaction process for all of its loan products, which reduces the need for working capital. Under the prior business model, the Company would be required to first fund loans and then seek investment for them. However, under the new model, loans are facilitated directly with investors on the Company’s peer-to-peer lending platform. This eliminates the need for the Company to use its own working capital for the initial loan funding. And in June 2018, the Company had another development on the loan transaction process of its loan products. This eliminated the time gap between investor receiving the investment and borrowers repaying the loans, which decreases the amount of payable to investors and therefore reduces the need for working capital.

Since the third quarter of 2018, Fincera began converting its existing wholly-owned store distribution network into a broker distribution network that is not owned by the Company. The new broker distribution network will operate under a revenue sharing arrangement where predetermined amounts of revenues will be shared with the brokers. In addition, since the new distribution network will be owned by third-parties, Fincera will no longer be responsible for funding its operating costs.

The Company will continue to focus on developing the internet-based business, improving operating efficiency and reducing costs, and enhancing its marketing function. Although the Company’s operating results for future periods might be subject to numerous uncertainties and/or adverse conditions like negative cash flow, working capital deficiency that may raise substantial doubt about the Company’s ability to continue as a going concern, after considering above factors and valuations, as of the filing date of the 20-F hereof, the Company is able to fulfill its current obligations.

Mr. Li signed off a Financial Support Letter that he and the entities directly or indirectly controlled by him will provide the necessary financial support to the Company, so as to enable the company to meet its liabilities as and when they fall due and to carry on its business without a significant curtailment of operations for the foreseeable future, which will remain in force till December 31, 2020.

The Company has addressed liquidity requirements through a series of cost reduction initiatives, financing from both banks and related parties, and the sale of non-performing assets. From July 2017 and onwards, the Company also re-developed the loan transaction process for all of its loan products, which reduces the need for working capital. For example, under the prior business model, the Company would be required to first fund loans and then seek investment for them. However, under the new model, loans are facilitated directly with investors on the Company’s peer-to-peer lending platform. This eliminates the need for the Company to use its own working capital for the initial loan funding. In addition, the Company will continue to focus on developing the internet-based business, improving operating efficiency and reducing costs, and enhancing its marketing function. Actions included continuously selling non-performing loans to third parties and obtaining the continuous financial support letter from Mr. Li.

The Company believes that available cash and cash equivalents, future cash provided by operating activities under new business model, together with the efforts from aforementioned management plan and actions, should enable the Company to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Company has prepared the consolidated financial statements on a going concern basis. However, the Company continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term business plan. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing the Company’s business development activities, suspending the pursuit of its business plan, controlling operating expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that the Company will raise additional capital if needed.

Financing arrangements

Prior to July 2017, the Company’s operations have been financed primarily through short-term funding provided by CeraVest investors, and short-term bank borrowings from financial institutions and related parties. For loans facilitated in July 2017 and onwards, since loan facilitation occurs only through our peer-to-peer lending platform, we no longer directly rely on funding provided by CeraVest investors since this funding now goes directly to the borrowers, Therefore, our operations are now financing primarily only through short-term bank borrowings from financial institutions and related parties. The interest rates of the Company’s short-term borrowings during the periods have ranged from 4.35% to 4.99% per annum.

As of December 31, 2018, the Company’s outstanding borrowings from related parties amounted to RMB43.5 million, RMB33.7 million, RMB12.4 million, RMB1,906 million, RMB0.08 million, RMB223.2 million and RMB0.02 million from Mr. Li, Hebei Kaiyuan, Smart Success Investment Limited (“Smart Success”), Beiguo Mall, Honest Best Int’l Ltd., Ruituo and Alliance Rich, respectively. Smart Success, Honest Best Int’l Ltd. and Alliance Rich are controlled by Mr. Li. Hebei Kaiyuan, Ruituo is controlled by Mr. Li’s brother.

Each of these loans was entered into to satisfy the Company’s capital needs. The amounts due to Smart Success and Alliance Rich are non-interest bearing, unsecured and due on demand by the lenders.

The amount due to Hebei Kaiyuan was charged interest at 8.00% per annum on amounts owed to it. The amount due to Honest Best Int’l Ltd. were non-interest bearing, unsecured and due on demand by the lenders. The amount due to Mr. Li was charged interest at 3.9% per annum on amounts owed to it. The Company pays a financing charge to Beiguo Mall Xinji Branch and Beiguo Mall Luquan Outlets for the funds obtained. The financing charge is approximately 9.2% per annum if funds are repaid in full within 6 months and 12% per annum after 6 months but within 7 months. If the funds are still unpaid after 7 months, the financing charge rate increases to 18% per annum. During the fiscal year 2018, the Company paid a financing charge of approximately 9.2% per annum to Beiguo Mall Xinji Branch and Beiguo Mall Luquan Outlets for the funds obtained.

The Company entered into an interest-bearing borrowing with Ruituo during 2018. As of December 31, 2018, about RMB223.2 million was provided by Ruituo to the Company. The amount due to Ruituo is unsecured and due on demand by Ruituo and bore an interest at approximately 8.00% based on the weighted average outstanding payable balances at month end.

As of December 31, 2018, the Company had short-term bank borrowings of RMB678.8 million, represented by loans from various Chinese banks, which have terms within one year. The Company had long-term borrowings of 505 million represented by loans from two Chinese banks, which mature in October 2023 and in December 2028. The Company also had RMB86.0 million of long-term bank borrowings, current portion, which represents the current portion of long-term loans from two banks in the PRC.

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

Working Capital

As of December 31, 2018 and 2017, the Company had a working capital deficit of RMB689.8 million and RMB895.5 million, respectively.

During the year ended December 31, 2018, the Company decreased its total short-term borrowings, which includes its short-term bank borrowings, current portion of long-term bank borrowings, financing payables, related parties, other payables and accrued liabilities and borrowed funds from CeraVest investors, repaying net funds amounting to RMB1,852.6 while also decreased its total loans, net, other financing receivables, net and prepaid expenses and other current assets amounting to RMB1,472.9 million.

The Company anticipates that it will have adequate sources of working capital in the next 12 months. However, the Company may elect to obtain addition funding to expand and grow its operations, which may include offering debt, borrowing from financial institutions, related parties and/or the sale of equity.

Financial Condition

The following table sets forth our major balance sheet accounts at December 31, 2018 and 2017 (in thousands):

	As of December 31,
	2018	2017
	RMB	RMB
Assets:
Cash and cash equivalents	994,489	1,123,296
Loans, net	2,260,982	1,851,001
Other financing receivables, net	11,868	1,936,213
Assets of discontinued operations	38,433	49,872
Property, equipment and improvements, net	1,301,114	1,350,858
Liabilities:
Dividends payable	—	172,932
Short-term bank borrowings	678,772	520,000
Long-term bank borrowings, current portion	86,000	73,000
Long-term bank borrowings	505,000	591,000
Other payables and accrued liabilities	973,147	2,635,604
Borrowed funds from CeraVest investor, related party	—	1,161
Borrowed funds from CeraVest investors	—	743,496
Financing payables, related parties	2,218,974	1, 836,203
Long-term financing payables, related party	—	235,527
Liabilities of discontinued operations	10,352	10,916

Other financing receivables, net began in November 2014 as a result of the launch of the CeraPay credit transaction business under which the Company provides SMBs and individual with a 30-day and a 12-month installment line of credit payment product with features similar to a credit card. In July 2017, the 30-day and a 12-month installment line of credit product was redeveloped and launched with a revised transaction process in order to comply with regulations. Under the revised transaction process where loans are facilitated on our peer-to-peer lending platform, we now no longer recognize other financing receivables, net on the Company’s balance sheet. Therefore, the balance for other financing receivables, net decreased significantly during 2018 due to this change in loan transaction process.

Loans, net began in November 2014 as a result of the launch of the CeraVest peer-to-peer lending platform business under which the Company provides 180-day term loans to SMBs which were partially funded by investors through the platform. Beginning in July 2017, the loan transaction process of the lending platform was revised so the loans are now funded by investors through facilitation on the Company’s peer-to-peer lending platform in order to comply with regulations. During the period when a great number of investors withdrew from peer-to-peer financial market in the year 2018, the Company started buying a large amount of unfunded loans to continue satisfying the borrowers’ requests on the CeraVest peer-to-peer lending platform business. Thus, the balance for loans, net increased significantly during 2018 due to this fluctuation in the Chinese peer-to-peer financial market.

Assets of discontinued operations represent the current and non-current assets of the commercial vehicle sales, leasing and support business and insurance agency business. (see Note 4 to the Consolidated Financial Statements for additional information).

Property, equipment and improvements were RMB1,301.1 million as of December 31, 2018, a decrease of RMB49.7 million, as compared with December 31, 2017. The decrease mainly relates to depreciation on property and equipment.

Short-term bank borrowings represent loans from various banks in the PRC. Short-term bank borrowings were used for working capital and capital expenditure purposes. The borrowings increased to RMB678.8 million as of December 31, 2018, from RMB520.0 million as of December 31, 2017. The terms of the remaining outstanding bank borrowings range from 6 months to 12 months and begin to expire in November 2018.

Long-term bank borrowings, current portion represents the current portion of long-term loans from two banks in the PRC. The loans were used for working capital and capital expenditure purposes. The current portions of the loans are due in December 2019.

Other payables and accrued liabilities consist of CeraVest loan investors’ un-invested funds on deposit, advance payment deposited on the platform’s account by borrowers, interest payable to investors, security deposits received from CeraVest borrowers upon the funding of their respective loans, accrued marketing expense, other current liabilities, salaries payable, payables to merchants and brokers, advance of debt assignment and other tax payables. Other payables and accrued liabilities decreased to RMB973.1 million as of December 31, 2018 from RMB2,635.6 million as of December 31, 2017, which was mainly due to the decrease of repayments in advance by the borrowers from our revised transaction process.

Borrowed funds from CeraVest investors began in November 2014 from the inception of our peer-to-peer lending business. Prior to July 2017, borrowed funds from CeraVest investors represented the amounts invested by and therefore owed to CeraVest investors. After July 2017, the Company changed the loan transaction process on the platform, the result being that loans facilitated on the platform are no longer recognized as borrowed funds from the loan investors. As a result, the Company no longer has the balance of borrowed funds from CeraVest investors as of December 31, 2018.

Financing payables, related parties are related to the financing arrangement for the purchase of commercial vehicles by CeraVest customers and borrowings from related parties of the Company. Financing payables, related parties increased from RMB1,836.2 million to RMB2,219 million as of December 31, 2018, an increase of RMB382.8 million, as compared with December 31, 2017. Such amounts were primarily related to the payables to our related parties: Mr. Li, Alliance Rich, Hebei Kaiyuan, Honest Best Int’l Ltd., Smart Success, Ruituo and Beiguo Mall.

Long-term financing payables, related party represented the loans provided by Ruituo for working capital purposes. Long-term financing payables, related parties decreased from RMB235.5 to zero as of December 31, 2018, due to a repayment in full to Ruituo, as compared with December 31, 2017.

Liabilities of discontinued operations represent the current and non-current liabilities of the commercial vehicle sales, leasing, and support business and insurance agency business (see Note 4 to the financial statements attached herewith).

The following table sets forth certain historical information with respect to the Company’s statements of cash flows (in thousands):

	Years Ended December 31,
	2018	2017	2016
	RMB	RMB	RMB

Net cash provided by operating activities	1,034,798	2,381,399	240,373
Net cash provided by (used in) investing activities	(798,491)	728,362	(1,015,514)
Net cash (used in) provided by financing activities	(492,162)	(2,623,521)	1,069,699

Net increase in cash and cash equivalents	(255,855)	486,240	294,558

Operating Activities. Net cash provides by operating activities for the year ended December 31, 2018 was RMB1,034.8 million, as compared to RMB2,181.4 million and RMB240.4 million of net cash provided by operating activities for the years ended December 31, 2017 and December 31, 2016, respectively. The cash flows provided by operating activities during fiscal 2018 was attributable primarily to the cash provided by the increase of our internet financing business and the decrease in other financing receivables as we improved the business transaction of CeraVest loan products and are holding fewer loans by using company-own capital.

In the year ended December 31, 2018, operating activities provided RMB1,034.8 million of cash. During 2018, the Company had net income of RMB274.8 million. In addition, the Company had depreciation and amortization of RMB52.7 million, an increase of provision for credit losses of RMB354.7 million, a reverse of accrued marketing expense of RMB178.7 million, a decrease of RMB1,484.4 million of other payables and accrued liabilities, an increase of prepaid expense and other current assets of RMB17.3 million, a decrease in accounts receivable of RMB11.5 million, a decrease of inventory of RMB0.8 million and a decrease of other financing receivables of RMB1,932.2 million. The remaining balance arises from changes in deferred income taxes, income tax payable, and other items.

In the year ended December 31, 2017, operating activities generated RMB2,381.4 million of cash. During 2017, the Company had net loss of RMB8.4 million. In addition, the Company had depreciation and amortization of RMB54.5 million, a reverse of provision for credit losses of RMB34.5 million, an increase of accrued marketing expense of RMB51.3 million, an increase of RMB2,024.1 million of other payables and accrued liabilities, an increase of prepaid expense and other current assets of RMB15.2 million, a decrease in accounts receivable of RMB47.1 million, a decrease of inventory of RMB9.0 million. The remaining balance arises from changes in deferred income taxes, income tax payable, and other items.

In the year ended December 31, 2016, operating activities generated RMB240.4 million of cash. During 2016, the Company had net income of RMB12.3 million. In addition, the Company had depreciation and amortization of RMB59.4 million, an increase of provision for credit losses of RMB138.3 million, an increase of RMB98.0 million of other payables and accrued liabilities, an increase of prepaid expense and other current assets of RMB14.2 million, a decrease in accounts receivable of RMB102.8 million, a decrease of short-term net investment of RMB37.0 million, a decrease of inventory of RMB21.5 million and a decrease of long term net investment in sale-type leases of RMB398.4 million. The remaining balance arises from changes in deferred income taxes, income tax payable, and other items.

Investing Activities. Net cash used in investing activities was RMB798.5 million in the year ended December 31, 2018 and was mainly attributed to an increase of loans, net of RMB795.5 million. Net cash provided by investing activities was RMB728.4 million in the year ended December 31, 2017 and was mainly attributed to a decrease of loans, net of RMB731.9 million. Net cash used in investing activities was RMB1,015.5 million in the year ended December 31, 2016 and was mainly attributed to an increase of loans, net of 966.4 million and purchase of property, equipment and leasehold improvements of RMB52.1 million.

Financing Activities.
Net cash used in financing activities was RMB492.2 million in the year ended December 31, 2018, and net cash used in financing activities was RMB2,623.5 million in the year ended December 31, 2017 and provided by financing activities was RMB1,069.7 million in the year ended December 31, 2016. In the year ended December 31, 2018, the Company repaid net proceeds of RMB744.7 million to CeraVest investors, received proceeds of RMB5,692.3 million from its related parties, repaid RMB5,525.6 million to its related parties and had net repayments of bank borrowings of RMB85.8 million.

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

Historically, most or all available cash is used to fund the loans, investment in direct financing and sales-type leases, other financing receivables, short-term net investment and for capital expenditures. To the extent the investment in loans, direct financing, sales-type leases, other financing receivables, short-term net investment, and capital expenditures exceed income from operations, the Company generally increases the bank borrowings under its financing facilities and from related parties and CeraVest investors.

The Company currently leases the property where its Beijing office is located. Under the new broker business model, the Company no longer leases the properties where its previous branch offices were located.

At December 31, 2018, the Company had RMB994.5 million of cash on hand. On a short-term basis, the Company’s principal sources of liquidity include income from operations, short-term borrowings from financial institutions including other payables, related parties and borrowings from related parties. On a longer-term basis, the Company expects its principal sources of liquidity to consist of income from operations, borrowings from financial institutions, related parties and/or fixed interest term loans. Furthermore, the Company believes, if necessary, it could raise additional capital through the issuance of debt and equity securities. The Company expects to use cash primarily to increase its loans, net and other financing receivables in line with its revenue growth. We believe that we have adequate liquidity to satisfy our capital needs for the near term; however, we may need to raise additional capital to maintain our high rate of growth.

Fincera’s borrowings primarily consisted of: (i) Short-term bank borrowings; (ii) Long-term bank borrowings; (iii) Financing payables, related parties; and (iv) Long-term financing payables, related parties.

Short-term bank borrowings. Short-term bank borrowings represented loans from various financial institutions that were used for working capital and capital expenditures purposes. The loans from various financial institutions bear interest at rates ranging from 4.35% to 5.22% as of December 31, 2018 and have terms of up to one year.

Long-term bank borrowings. Long-term bank borrowings represented loans from two financial institutions that were used for working capital and capital expenditures purposes. The loans bear interest at 5.0% as of December 31, 2018, have an original term of 14 years and are due in December 2028.

Financing payables, related parties. Financing payables from related parties was primarily related to 1) the received internet-based financings from Ruituo, a company controlled by Mr. Li’s brother; 2) the internet-based financings from Beiguo Mall Xinji Branch and Beiguo Mall Luquan Outlets during 2018, companies affiliated with Mr. Li; 3) the amount due to Alliance Rich, a company controlled by Mr. Li; 4) the amount due to Hebei Kaiyuan, a company controlled by Mr. Li; 5) the amount due to Mr. Li; and 6) the amount due to Smart Success, a company controlled by Mr. Li.

The amount due to Ruituo is unsecured and due on demand by Ruituo and bore interest at approximately 8.00% per annum, based on the weighted average outstanding payable balances at month end.

Mr. Li holds 20.92% of indirect beneficial ownership in Beiguo Mall. The Company pays a financing charge to Beiguo Mall Xinji Branch and Beiguo Mall Luquan Outlets for the funds obtained due to this financing arrangement. The financing charge is approximately 4.6% per annum if funds are repaid in full within 6 months and 12% per annum after 6 months but within 7 months. If the funds are still unpaid after 7 months, the financing charge rate increase to 18% per annum. The financing arrangement is personally guaranteed by Mr. Li, who has a long-term business relationship with Beiguo, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days.

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

Cash and cash equivalents as of December 31, 2018 are mainly held by the Company’s subsidiaries and VIEs. These cash balances cannot be transferred to the Company by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements.

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

Contractual Payment Obligations

The following is a summary of the Company’s contractual obligations for operations as of December 31, 2018 (in thousands):

	Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	RMB	RMB	RMB	RMB	RMB

Operating leases	6,594	2,029	4,565	—	—
Short-term bank borrowings	678,772	678,772	—	—	—
Long-term bank borrowings	591,000	86,000	300,000	153,000	52,000
Financing payables, related parties	2,218,974	2,218,974	—	—	—
Total	3,495,340	2,985,775	304,565	153,000	52,000

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

See Note 3 to the Consolidated Financial Statements included herewith.

Critical Accounting Policies and Estimates

See Note 3 to the Consolidated Financial Statements included herewith.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Fincera’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. In addition, fixed rate securities such as the Company’s CeraVest loans may have their fair market value adversely impacted due to a rise in interest rates. As of December 31, 2018, Fincera’s total outstanding interest-bearing borrowings amounted to 3,488.7 million with interest rates ranging from 3.9% to 8.00% per annum. The interest rates on our outstanding debts are fixed, which limits our exposure to material risks due to changes in market interest rates, and we have not used any derivative financial instruments in our investment portfolio. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. We may invest our cash in both fixed rate and floating rate interest earning instruments that carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

Fincera’s current directors, executive officers and key employees are as follows:

Name	Age	Position
Yong Hui Li	56	Chairman, Chief Executive Officer and Director
Jason Chia-Lun Wang	43	Chief Financial Officer
Zijian Zhou	34	Chief Technology Officer
Spencer Ang Li	30	Vice President of Operations
Xiu Wen	34	Vice President of Product
James Cheng-Jee Sha	68	Director
Diana Chia-Huei Liu	55	Director
Leon Ling Chen	55	Director
Hui Shen	46	Director

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

Hui “Tom” Shen, 46 has served a member of Fincera’s Board of Directors since August 30, 2018. Mr. Shen has served as the Head of Operations for Fincera since August 2015. Concurrently, he has served as Executive Director for Fincera’s online lending subsidiary, Qingyi Technology, since July 2015. Since 2008, Mr. Shen has served in various roles at Fincera headquarters, including General Manager of Administration, Head of IT Operations, and Head of Human Resources. Before joining Fincera, from 1998 to 2007, Mr. Shen was a Sales Manager at Hebei Kaiyuan Real Estate Development where he managed and executed the sales and marketing strategy. Mr. Shen received a Bachelor’s degree in Agricultural Trade from Hebei Agricultural University in 1997.

The term of each director is until the next election of directors or their earlier resignation or removal. The term of Yong Hui Li as Chief Executive Officer is until June 6, 2021, unless terminated or extended pursuant to his employment contract with Fincera. The term of Jason Wang as Chief Financial Officer is until March 1, 2022, unless terminated or extended pursuant to his employment contract with Fincera.

Pursuant to the share exchange agreement entered into on February 4, 2009 and amended on March 11, 2009, James Cheng-Jee Sha and Diana Chia-Huei Liu were nominated as members of Fincera’s Board of Directors by the SCAC Shareholders’ Representative (as defined in the share exchange agreement) and Yong Hui Li and Hui Shen were nominated as members of Fincera’s Board of Directors by the Fincera Shareholders’ Representative (as defined in the share exchange agreement). Leon Ling Chen was nominated upon the mutual agreement of the SCAC Shareholders’ Representative and the Fincera Shareholders’ Representative, pursuant to the share exchange agreement.

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

Fincera’s Executive Officers and Employees

Executive Officers

The Company has entered into employment agreements with each of the executive officers. Yong Hui Li’s and Spencer Ang Li’s employment agreements were renewed on June 6, 2018 until June 6, 2021, Mr. Wang’s employment agreement was renewed on March 1, 2019 until March 1, 2022, and Mr. Wen’s and Mr. Zhou’s employment agreements were renewed on June 15, 2018 until June 15, 2021;

●
Yong Hui Li does not receive compensation for serving as Chief Executive Officer, Jason Wang receives $240,000 per year as base salary for serving as Chief Financial Officer, Spencer Li receives $100,000 per year as base salary for serving as Vice President of Operations, Xiu Wen receives RMB 785,000 per year as base salary for serving as Vice President of Product, and Zijian Zhou receives RMB 940,000 per year as base salary for serving as Chief Technology Officer. No executive officer is entitled to a bonus, unless otherwise approved by the board of directors, with the exception of Xiu Wen and Zijian Zhou who may receive a bonus based on semi-annual performance evaluations;

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

Name and Principal Position	Year	Salary (RMB)	Bonus (RMB)	Option Awards (RMB)(1)	Stock Awards (RMB) (2)	All other Compensation (RMB)	Total Compensation (RMB)
Yong Hui Li, Chief Executive Officer	2018	—	—	—	—	—	—
Jason Wang, Chief Financial Officer	2018	1,647,168	137,264	—	—	—	1,784,432
Zijian Zhou, Chief Technology Officer	2018	1,029,663	500,000	—	—	—	1,529,663
Xiu Wen, Vice President of Product	2018	874,663	480,000	—	—	—	1,354,663
Spencer Li, Vice President of Operations	2018	747,501	80,000	—	—	—	686,320

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

As of December 31, 2018, there are approximately 1,285 employees, directors and consultants who are currently eligible to receive awards under the Incentive Plan. New directors, employees and consultants of Fincera or its related parties are eligible to participate in the incentive plan as well.

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

Grant Date	Type of Instrument	Quantity	Exercise Price
September 3, 2009	Stock options	1,363,680	$4.75
December 3, 2009	Stock options	1,041,888	$12.83	*
May 19, 2010	Stock options	54,048	$11.90	*
August 19, 2010	Stock options	728,160	$13.60	*
March 23, 2011	Stock options	144,000	$18.19	*
September 24, 2015	Stock options	1,027,916	$14.00
December 28, 2015	Stock options	279,616	$13.38
April 29, 2016	Stock options	272,400	$13.55
September 27, 2016	Stock options	42,000	$13.60
November 29, 2016	Stock options	314,000	$13.60
April 28, 2017	Stock options	71,360	$16.35
June 16, 2017	Stock options	16,000	$15.80
October 13, 2017	Stock options	1,063,312	$17.00
September 13, 2018	Stock options	10,000	$12.50
April 28, 2017	Unrestricted stock	18,070	$16.35
October 13, 2017	Restricted stock units	8,000	$17.00

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

As of December 31, 2018, 787,748 of these stock options had been exercised, and Fincera had recorded aggregate compensation expense of RMB 151.8 million based on the estimated fair value of the stock options on their dates of grant. All of the exercised stock options utilized a net exercise method, and therefore, the Company did not receive any cash proceeds from their exercise. The per share fair value of the stock options granted under the incentive plan was initially estimated using the Black-Scholes option-pricing model with the following assumptions:

Date of Grant	September 3, 2009	December 3, 2009	May 19, 2010	August 19, 2010	March 23, 2011

Dividend yield (1)	None	None	None	None	None
Risk-free interest rate (2)	2.95%	2.87%	2.82%	2.06%	2.73%
Volatility (3)	47%	42%	43%	46%	60%
Expected Life (in years) (4)	6.08	6.08	6.08	6.08	6.08

Date of Grant	September 24, 2015	December 28, 2015	April 29, 2016	September 27, 2016	November 29, 2016

Dividend yield (1)	None	None	None	None	None
Risk-free interest rate (2)	1.84%	2.05%	2.05%	1.39%	2.12%
Volatility (3)	26%	25%	41%	32%	32%
Expected Life (in years) (4)	6.08	6.08	6.08	6.08	6.08

Date of Grant	April 28, 2017	June 16, 2017	October 13, 2017	September, 13 2018

Dividend yield (1)	None	None	None	None
Risk-free interest rate (2)	2.10%	1.97%	2.02%	2.90%
Volatility (3)	23%	21%	18%	63.1%
Expected Life (in years) (4)	6.08	6.08	6.08	6.08

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

The following table summarizes outstanding options as at December 31, 2018, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at December 31, 2018	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at December 31, 2018	Weighted Average Exercise Price

$4.75 to $17.00	3,980,671	$5.09	3.51	3,388,739	$8.35

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

Special Terms Relating to Stock Options

The incentive plan provides for the grant of stock options, which may be either “incentive stock options” (ISOs), which are intended to meet the requirements for special U.S. federal income tax treatment under the Code, or “nonqualified stock options” (NQSOs). Stock options may be granted under the incentive plan on such terms and conditions as the Board of Directors or the committee, if any, may determine; however, the per ordinary share exercise price under a stock option granted under the incentive plan may not be less than 100% of the “fair market value” (as defined in the incentive plan) of an ordinary share on the date of grant of the stock option, and the term of an ISO may not exceed ten years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital stock of Fincera or a parent or subsidiary of Fincera). ISOs may be granted to both employees and non-employees. In addition, the aggregate fair market value of the ordinary shares underlying one or more ISOs (determined at the time of grant of the ISO or ISOs) which are exercisable for the first time by any one employee or non-employee during any calendar year may not exceed $100,000. The Board of Directors or the committee, if any, may permit a cashless “net exercise” of stock options granted under the incentive plan. As of December 31, 2018, all the stock options granted are ISOs.

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

Retirement Benefits

As of December 31, 2018, Fincera’s subsidiaries in the PRC have participated the government-mandated employee welfare and retirement benefit contribution and provided pension, retirement or similar benefits to its employees. The PRC regulations require our PRC subsidiaries to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. Our subsidiaries have no further commitments beyond this monthly contribution.

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

D. Employees

On December 31, 2018, our subsidiaries had 762 employees.

Fincera has no contracts or collective bargaining agreements with labor unions and has never experienced work stoppages. Fincera considers its relations with its employees to be good.

E. Share Ownership

See Item 7 below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth, as of February 28, 2019, certain information regarding beneficial ownership of Fincera’s ordinary shares by each person who is known by Fincera to beneficially own more than 5% of Fincera’s ordinary shares. The table also identifies the stock ownership of each of Fincera’s directors, each of Fincera’s named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Fincera’s major shareholders do not have different voting rights than any other holder of Fincera’s ordinary shares.

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

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Ordinary Shares (2)
Honest Best Int’l Ltd. (3)	39,724,501	81.22%
Yong Hui Li	39,724,501(4)	81.22%
James Cheng-Jee Sha	2,590,314(5)	5.30%
Diana Chia-Huei Liu	502,322(6)	1.03%
Leon Ling Chen	5,600	*
Hui Shen	33,652(7)	*
Jason Wang	262,200(8)	*
Spencer Ang Li	138,378	*
Xiu Wen	14,902(9)	*
Zijian Zou	8,968(10)	*

All directors and executive officers as a group (eight individuals)	43,280,837(11)	87.99%

* Less than 1%

(1)
Unless indicated otherwise, the business address of each of the individuals is 27/F, Kaiyuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China.

(2)
Based on 48,908,860 ordinary shares of Fincera issued and outstanding as of February 28, 2019, except that ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(3)
Yong Hui Li is the sole shareholder of Honest Best Int’l Ltd. and has sole voting and dispositive power over such shares.

(4)
Consists of 39,724,501 shares of Fincera owned by Honest Best Int’l Ltd., whose sole shareholder is Mr. Yong Hui Li.

(5)
Consists of 1,990,314 shares owned by Sha Living Trust. Mr. Sha is a trustee of Sha Living Trust, and 600,000 ordinary shares owned by Irrevocable Trust of James CJ Sha and Wen-Hsing Sha. Mr. Sha’s spouse is a trustee of this trust.

(6)
Includes 19,596 ordinary shares of Fincera owned by William Tsu-Cheng Yu, Ms. Liu’s husband.

(7)
Includes 32,334 shares underlying fully vested and exercisable incentive stock options.

(8)
Includes 230,400 shares underlying fully vested and exercisable incentive stock options.

(9)
Includes 13,500 shares underlying fully vested and exercisable incentive stock options.

(10)
Includes 7,333 shares underlying fully vested and exercisable incentive stock options.

(11)
Includes 53,167 shares underlying fully vested and exercisable incentive stock options.

For a description of the Fincera Inc. 2009 Equity Incentive Plan and the Fincera Inc. 2015 Omnibus Equity Incentive Plan, please refer to Item 6B.

B. Related Party Transactions

See Note 18 to the Consolidated Financial Statements provided herewith, which is hereby incorporated by reference.

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

The table below reflects the high and low bid prices for Fincera’s ordinary shares on the OTC QB for the period from January 1, 2013 through February 28, 2019.

	Ordinary Shares
	High	Low
Annual Highs and Lows
2013	$10.50	$2.55
2014	10.00	4.00
2015	14.00	7.75
2016	15.50	9.00
2017	21.85	10.00
2018	25.20	7.50

Quarterly Highs and Lows

2016
First Quarter	$14.50	$14.00
Second Quarter	14.25	11.20
Third Quarter	15.50	12.60
Fourth Quarter	15.00	13.40
2017
First Quarter	$17.00	$16.00
Second Quarter	16.80	10.00
Third Quarter	17.50	14.50
Fourth Quarter	21.85	16.80
2018
First Quarter	$25.20	$22.00
Second Quarter	22.00	18.00
Third Quarter	21.00	12.50
Fourth Quarter	15.50	7.50

Monthly Highs and Lows
October 2018	$15.50	$7.50
November 2018	15.50	7.50
December 2018	15.50	15.00
January 2019	16.00	15.50
February 2019	15.50	15.50

Number of Holders. As of February 28, 2019, there were 172 holders of record of our outstanding ordinary shares, though we believe that the number of beneficial holders is significantly greater.

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

Any future dividends paid will be solely at the discretion of our Board of Directors.

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

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our 2018 taxable year, we do not believe that we would be a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in the foreseeable future. However, since we have not performed a definitive analysis with respect to our PFIC status for our 2018 taxable year, there can be no assurance with respect to our status as a PFIC for such taxable year. There also could be no assurance with respect to our PFIC status for any future taxable year. U.S. Holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

As of December 31, 2018, there had been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities had not been altered by the issuance or modification of any other class of securities.

There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2018. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2018 were effective.

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

It should be noted that while our disclosure controls and procedures as of December 31, 2018 were designed at the reasonable assurance level, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

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

Opinion on Internal Control over Financial Reporting

We have audited Fincera Inc.'s (the “Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2018 of the Company and our report dated April 30, 2019 expressed an unqualified opinion on those financial statements.

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

April 30, 2019

D. Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the quarter ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Marcum Bernstein & Pinchuk LLP for fiscal years ended December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017

Audit Fees – Marcum Bernstein & Pinchuk LLP	3,500,000	2,800,000
Audit-Related Fees	─	─
Tax Fees	─	─
All Other Fees	─	─
Total Fees	3,500,000	2,800,000

Audit Fees

Marcum Bernstein & Pinchuk LLP audit fees for 2018 and 2017 consist of the audits of our financial statements for the years ended December 31, 2018, 2017 and the reviews of our interim financial statements included in 6-K filings for 2018 and 2017.

Non Audit-Related Fees

There were no non audit-related fees incurred by the Company during 2018 or 2017.

Tax Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP for tax services rendered during fiscal years ended December 31, 2018 and 2017.

All Other Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP for other professional services rendered during fiscal years ended December 31, 2018 and 2017.

Pre-Approval of Services

Before we engage our external auditors to render audit or non-audit services, the engagement is pre-approved by our audit committee. Our audit committee reviews our external auditors’ engagements letters for audit and non-audit services. All of the services provided by our external auditors for the fiscal years 2018, 2017 and 2016 were pre-approved by the audit committee in this manner.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company did not repurchase any of its shares in the years ended December 31, 2018 and 2017.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

There were no changes to the certifying accountant for the year ended December 31, 2018.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (*)
2.1	Specimen Ordinary Share Certificate (1)
4.1	Share Exchange Agreement (2)
4.2	Form of Indemnification Agreement (3)
4.3	Form of Fincera Inc. 2009 Equity Incentive Plan (4)
4.4	Executive Employment Agreement between the Registrant and Yong Hui Li, dated June 6, 2018 (*)
4.5	Executive Employment Agreement between the Registrant and Zijian Zhou, dated June 15 , 2018 (*)
4.6	Executive Employment Agreement between the Registrant and Xiu Wen, dated June 15, 2018 (*)
4.7	Executive Employment Agreement between the Registrant and Jason Wang, dated March 1, 2019 (*)
4.8	Executive Employment Agreement between the Registrant and Spencer Ang Li, dated June 6, 2019 (*)
4.9	Business Operation Agreement (Xuhua Trading) between Hebei Yarui Trading Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 23, 2016 (9)
4.10	Equity Pledge Agreement (Xuhua Trading) between Hebei Yarui Trading Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 23, 2016 (9)
4.11	Option Agreement (Xuhua Trading) between Hebei Yarui Trading Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 23, 2016 (9)
4.12	Services Agreement (Xuhua Trading) between Hebei Yarui Trading Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 23, 2016 (9)
4.13	Voting Attorney Agreement (Xuhua Trading) between Hebei Yarui Trading Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 23, 2016 (9)
4.14	Business Operation Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd.., dated January 31, 2013 (6)
4.15	Equity Pledge Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (6)
4.16	Option Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (6)
4.17	Services Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (6)
4.18	Voting Attorney Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (6)
4.19	Equity Pledge Agreement between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (6)

Exhibit No.	Description
4.25	Eastern Eagle International 100% Equity Transfer Agreement, dated August 8, 2016, by and among Smart Success Investment Limited, Fincera Inc. and Eastern Eagle International (8)
4.26	Form of Fincera Inc. 2015 Omnibus Equity Incentive Plan (7)
8.1	Subsidiaries of the Registrant (*)
11	Code of Ethics (5)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Marcum Bernstein & Pinchuk LLP, independent registered public accounting firm
101	Interactive Data File

*
Attached to this Annual Report on Form 20-F.

(1)
Incorporated by reference to Fincera’s Registration Statement (File No. 333-147284), filed with the SEC on Form S-1 dated January 30, 2008.

(2)
Incorporated by reference to Annex C to Fincera’s Final Proxy Statement, filed as Exhibit 99.1 to Fincera’s Current Report on Form 6-K filed with the SEC on March 11, 2009.

(3)
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

(6)
Incorporated by reference to Fincera’s Annual Report on Form 20-F, filed with the SEC on April 18, 2014.

(7)
Incorporated by reference to Fincera’s Annual Report on Form 20-F, filed with the SEC on May 2, 2016.

(8)
Incorporated by reference to Fincera’s Current Report on Form 6-K filed with the SEC on August 15, 2016.

(9)
Incorporated by reference to Fincera’s Annual Report on Form 20-F, filed with the SEC on May 1, 2017.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FINCERA INC.

April 30, 2019	By:	/s/ Yong Hui Li
Yong Hui Li
Chief Executive Officer

April 30, 2019	By:	/s/ Jason Wang
Jason Wang
Chief Financial Officer

FINCERA INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Fincera Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fincera Inc. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated April 30, 2019, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Emphasis of a Matter - Change in Reporting Currency

As discussed in Note 3, the Company changed its reporting currency from United States dollar to Renminbi effective July 1, 2017. United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

We have served as the Company’s auditor since 2011.

New York, New York
April 30, 2019

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share data)

	December 31,
	2018	2018	2017
	USD	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	144,902	994,489	1,123,296
Restricted cash	104	714	127,762
Loans, net	329,436	2,260,982	1,851,001
Other financing receivables, net	1,729	11,868	1,936,213
Prepaid expenses and other current assets	11,556	79,313	62,913
Current assets of discontinued operations	5,600	38,433	49,872
Total current assets	493,327	3,385,799	5,151,057

Property, equipment and leasehold improvements, net	189,578	1,301,114	1,350,858
Deferred tax assets, net	31,961	219,355	209,587
Long-term loans, net	3,354	23,021	—
Non-current assets of discontinued operations	2,181	14,966	42,002

Total assets	720,401	4,944,255	6,753,504

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS - Continued
(in thousands except share and per share data)

	December 31,
	2018	2018	2017
	USD	RMB	RMB
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Dividends payable	—	—	172,932
Short-term bank borrowings (including short-term bank borrowings of the consolidated VIEs without recourse to Fincera of RMB678,772 and RMB520,000 as of December 31, 2018 and 2017, respectively)	98,900	678,772	520,000
Long-term bank borrowings, current portion	12,531	86,000	73,000
Borrowed funds from CeraVest investor, related party (including borrowed funds from CeraVest investor, related party of the consolidated VIEs without recourse to Fincera of nil and RMB1,161 as of December 31, 2018 and 2017, respectively)	—	—	1,161
Borrowed funds from CeraVest investors (including borrowed funds from CeraVest investors of the consolidated VIEs without recourse to Fincera of nil and RMB743,496 as of December 31, 2018 and 2017, respectively)	—	—	743,496
Financing payables, related parties (including financing payables, related parties of the consolidated VIEs without recourse to Fincera of RMB2,129,374 and RMB1,729,327 as of December 31, 2018 and 2017, respectively)	323,315	2,218,974	1,836,203
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to Fincera of RMB235,541and RMB2,358,109 as of December 31, 2018 and 2017, respectively)	141,792	973,147	2,635,604
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Fincera of RMB90,389 and RMB36,733 as of December 31, 2018 and 2017, respectively)	15,792	108,386	53,278
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIEs without recourse to Fincera of RMB70 and RMB5 as of December 31, 2018 and 2017, respectively)	1,508	10,352	10,916
Total current liabilities	593,838	4,075,631	6,046,590

Non-current liabilities
Long-term bank borrowings	73,581	505,000	591,000
Long-term financing payables, related party	—	—	235,527
Total liabilities	667,419	4,580,631	6,873,117

Commitments and Contingencies (Note 15)

Stockholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued – none	—	—	—
Ordinary shares - $0.001 par value authorized – 1,000,000,000 shares; issued and outstanding – 48,908,860 shares at December 31, 2018; issued and outstanding – 47,531,799 shares at December 31, 2017	49	336	327
Additional paid-in capital	131,472	902,316	693,889
Statutory reserves	27,104	186,022	160,289
Accumulated deficit	(105,643)	(725,050)	(974,118)
Total stockholders’ equity (deficit)	52,982	363,624	(119,613)
Total liabilities and stockholders’ equity	720,401	4,944,255	6,753,504

The accompanying notes are an integral part of these consolidated financial statements.

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except share and per share data)

	Years ended December 31,
	2018	2018	2017	2016
	USD	RMB	RMB	RMB
Income
Facilitation fee	95,974	658,686	231,709	—
Interest income	28,391	194,855	310,289	243,169
Service charges	2,826	19,396	201,386	447,181
Property lease and management	30,893	212,026	192,221	169,765
Other income	18,016	123,644	72,600	15,810
Debt assignment income	29,638	203,409	15,646	—
Total income	205,738	1,412,016	1,023,851	875,925

Operating Costs and Expenses (Income)
Interest expense	10,666	73,206	307,191	262,762
Interest expense, related parties	22,843	156,775	162,041	41,339
Provision for credit losses	51,683	354,711	(13,443)	116,032
Product development expense	11,665	80,057	82,375	62,647
Property and management cost	17,048	117,006	112,030	109,568
Marketing expense	(26,030)	(178,650)	51,284	—
Selling and marketing	34,551	237,128	129,892	89,620
General and administrative	28,148	193,187	204,077	198,787
Total operating costs and expenses	150,574	1,033,420	1,035,447	880,755

Income (loss) from continuing operations before income taxes	55,164	378,596	(11,596)	(4,830)
Income tax provision (benefit)	15,125	103,804	(878)	8,534
Income (loss) from continuing operations	40,039	274,792	(10,718)	(13,364)

Income from discontinued operations, net of taxes	1	9	2,336	1,094
Net income (loss)	40,040	274,801	(8,382)	(12,270)

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS– Continued
(in thousands except share and per share data)

	Years ended December 31,
	2018	2018	2017	2016
	USD	RMB	RMB	RMB
Earnings (loss) per share
Basic
Continuing operations	0.82	5.65	(0.23)	(0.28)
Discontinued operations	—	—	0.05	0.02
	0.82	5.65	(0.18)	(0.26)

Diluted
Continuing operations	0.79	5.45	(0.23)	(0.28)
Discontinued operations	—	—	0.05	0.02
	0.79	5.45	(0.18)	(0.26)

Weighted average shares outstanding
Basic	48,604,738	48,604,738	47,271,473	47,113,656
Diluted	50,456,098	50,456,098	47,271,473	47,113,656

The accompanying notes are an integral part of these consolidated financial statements.

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(in thousands except share data)

			Additional		(Accumulated Deficit)	Total
	Ordinary Shares (1)		Paid-in	Statutory	Retained	Stockholders’
	Shares	Amount	Capital	Reserves	Earnings	Equity (deficit)
		RMB	RMB	RMB	RMB	RMB
Balance, December 31, 2015	47,101,986	327	2,438,151	172,672	(965,849)	1,645,301
(Combined)

Stock-based compensation	—	—	8,399	—	—	8,399

Appropriations to statutory reserves	—	—	—	15,252	(15,252)	—

Disposal of subsidiaries	—	—	—	(28,123)	28,123	—

Equity awards exercised	21,912	—	—	—	—	—

Capital Distribution	—	—	(1,486,175)	—	—	(1,486,175)

Gain on disposal of entity under common control	—	—	1,798	—	—	1,798

Net loss for the year ended December 31, 2016	—	—	—	—	(12,270)	(12,270)

Balance, December 31, 2016	47,123,898	327	962,173	159,801	(965,248)	157,053

Stock-based compensation	—	—	24,045	—	—	24,045

Appropriations to statutory reserves	—	—	—	4,458	(4,458)	—

Disposal of subsidiaries	—	—	—	(3,970)	3,970	—

Equity awards exercised	407,901	—	—	—	—	—

Capital contribution			29,812			29,812

Cash dividend			(322,141)			(322,141)

Net loss for the year ended December 31, 2017	—	—	—	—	(8,382)	(8,382)

Balance, December 31, 2017	47,531,799	327	693,889	160,289	(974,118)	(119,613)

Stock-based compensation	—	—	13,269	—	—	13,269

Appropriations to statutory reserves	—	—	—	25,733	(25,733)	—

Equity awards exercised	57,061	—	—	—	—	—

Debt Conversion	1,320,000	9	195,158	—	—	195,167

Net Income for the year ended December 31, 2018	—	—	—	—	274,801	274,801

Balance, December 31, 2018	48,908,860	336	902,316	186,022	(725,050)	363,624

The accompanying notes are an integral part of these consolidated financial statements.

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,
	2018	2018	2017	2016
	USD	RMB	RMB	RMB
Cash flow from operating activities:

Net income (loss)	40,040	274,801	(8,382)	(12,270)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	—	—	—	—
Depreciation and amortization	7,677	52,686	54,478	59,391
Exchange gain (loss)	402	2,757	(9,131)	26,660
Provision ( reversal) for credit losses	51,683	354,711	(34,473)	138,321
Accrued marketing expense	(26,030)	(178,650)	51,284	—
Deferred income taxes	2,516	17,268	(37,233)	(20,616)
Stock-based compensation expenses	1,933	13,269	24,045	8,399
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	1,668	11,453	47,075	102,753
Other financing receivables from peer store, net	—	—	—	37,033
Short-term net investment in sales-type leases	—	—	13,290	398,444
Other financing receivables	281,528	1,932,181	247,279	(618,827)
Inventories	127	873	9,006	21,485
Other payables and accrued liabilities	(216,280)	(1,484,372)	2,024,082	98,027
Prepaid expense and other current assets	(2,519)	(17,287)	(15,213)	(14,154)
Income tax payable	8,029	55,108	15,292	15,727

Net cash provided by operating activities	150,774	1,034,798	2,381,399	240,373

Cash flows from investing activities:
	—
Change in loans, net	(115,915)	(795,549)	731,918	(966,429)
Disposal of property, equipment and leasehold improvements	312	2,138	—	2,995
Purchase of property, equipment and leasehold improvements	(740)	(5,080)	(3,556)	(52,080)

Net cash (used in) provided by investing activities	(116,343)	(798,491)	728,362	(1,015,514)

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued
(in thousands)

	Years ended December 31,
	2018	2018	2017	2016
	USD	RMB	RMB	RMB
Cash flow from financing activities:

Changes in borrowed funds from CeraVest investors	(108,500)	(744,657)	(2,321,100)	1,731,707
Proceeds from financing payables, related parties	829,393	5,692,288	5,867,420	5,783,630
Repayment to financing payables, related parties	(805,100)	(5,525,565)	(5,936,308)	(5,100,531)
Proceeds from bank borrowings	67,024	460,000	740,000	579,999
Repayment of bank borrowings	(54,527)	(374,228)	(862,000)	(884,635)
Capital distribution	—	—	29,812	(1,040,471)
Dividend payment	—	—	(141,345)	—

Net cash (used in) provided by financing activities	(71,710)	(492,162)	(2,623,521)	1,069,699
	—
Net (decrease) increase in cash, cash equivalents and restricted cash	(37,279)	(255,855)	486,240	294,558
	—
Cash, cash equivalents and restricted cash, beginning of the year	182,285	1,251,058	764,818	470,260
	—
Cash, cash equivalents and restricted cash, end of the year	145,006	995,203	1,251,058	764,818

Supplemental disclosure of cash flow information:	—
Interest paid	32,431	222,580	325,298	267,386
Income taxes paid	4,701	32,264	23,509	32,814

Supplemental disclosure of non-cash financing activities:
Debt conversion	3,343	22,945	—	—
Dividend payable to shareholder	—	—	180,796	—
Consideration payable to shareholder	—	—	—	445,706

FINCERA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2018, 2017 and 2016
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

In October 2016, the Company acquired 100% equity interest of Eastern Eagle and its subsidiaries which mainly operate Shijiazhuang Hilton Hotel (the “Hotel”) from Smart Success, an entity wholly-owned by the controlling shareholder of the Company. The Company accounted for this transaction using the method similar to the pooling-of-interests method in accordance with ASC 805-50; accordingly, the assets and liabilities and operations of the Company and Eastern Eagle were combined at their historical carrying amounts, and all periods presented were adjusted as if the entities had always been combined when the combining entities were under common control since July 2007. Intercompany balances and transactions between the combining entities prior to the acquisition are eliminated from the combined financial statements.

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

CeraVest, launched at the end of 2014, is a proprietary peer-to-peer (“P2P”) lending platform. Before July 2017, the Company offered small and medium sized businesses (“SMBs”) 180-day financing at competitive interest rates through CeraVest, which is guaranteed by legal representatives or shareholders of the SMBs and 8.0% of the principal balance of the loan is remitted to the Company as a loan deposit recorded as security deposits under other payables and accrued liabilities (Note 10). These 180-day loans are funded by investors, who can invest in two types of products “CeraVest Fixed” and “CeraVest Flex” through the CeraVest platform simply by visiting the platform’s website (www.qingyidai.com), completing the registration process and selecting which product to invest in. CeraVest Fixed, for investors to enter a transfer agreement at a same period and quoted rate of return as the 180-day loans, of which interest is established at approximately 8.62% per annum. CeraVest Flex is designed to offer investors the flexibility to add to or withdraw from the investments, as opposed to the CeraVest Fixed. It transfers the 180-day loans and CeraPay receivables, to investors through a transfer agreement at a quoted rate of return of approximately 8.03% per annum.

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

On February 6, 2018, in accordance with regulations in China that require online lending information intermediaries to set up custody accounts with qualified banks to manage customer funds, we entered into an agreement with XWBank to provide fund custody services for our CeraVest customers and investors. We launched the new custody system on March 20, 2018. Under the arrangement, XWBank provides fund custody services which include transaction settlement and clearing, verification of platform fund transaction data, customer identity verification, and other services mandated by regulations in China. Sichuan XWBank is a non-state-owned bank established in December 2016 and is headquartered in Chengdu, China. It is the third commercial bank established in China with an internet based operating model and possesses no retail branches. It is the 7th ever private bank approved by the China Banking Regulatory Commission ("CBRC") and it is the first privately-owned bank in the Sichuan province.

Since the third quarter of 2018, Fincera launched a new broker distribution network that is not owned by the Company. Under the new broker network business model, the Company’s distribution network is structured into a 4-layer hierarchy: level A brokers, level B brokers, level C brokers, and level D brokers. The function of each level is similar to the Company’s prior structure of provincial store, city store, associate store, and franchise store, respectively. New brokers are not limited to former Fincera employees and can be any private entities and entrepreneurs who are interested in joining. The Company believes that the broker network will have more profit motive than before when the associated personnel were direct employees of the Company. Overall, the Company believes that the change will result in increased efficiency and profitability as well as regulatory compliances.

On June 2018, the Company has a re-development on the loan transaction process of its loan products. This eliminated the time gap between investor receiving the investment and borrowers repaying the loans, which decreases the Company’s current liabilities of payable to investors and therefore reduces the need for working capital.

The Company continued to sell the non-performing loans to the third parties in the year 2018. The significant growing sale of delinquent loans to third parties compared with the year 2017 increases the Company’s current assets and therefore increases the working capital.

To the best of the Company’s knowledge and based on consultations with legal counsel, the Company is in compliance with the existing PRC regulations. Due to the lack of detailed rules from regulatory authorities and the fact that the rules, laws, and regulations are expected to continue to evolve in this newly emerging industry, we cannot be certain that our existing practices would not be deemed to violate any existing or future rules, laws, and regulations.

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

NOTE 2 – GOING CONCERN

Liquidity and Capital Resources

The Company’s principal sources of liquidity have been cash provided by related parties and revenues generated from loan facilitation. The Company reported a net decrease in cash, cash equivalent and restricted cash of RMB255,855 the year ended December 31, 2018 and a net increase in cash, cash equivalent and restricted cash of RMB486,240 and RMB294,558 for the year ended December 31, 2017 and 2016. As of December 31, 2018, the Company had RMB994,489 in unrestricted cash and cash equivalents. The Company’s cash and cash equivalents are unrestricted as to withdrawal or use, and are placed with banks and other financial institutions. The Company’s consolidated current liabilities exceeded its consolidated current assets by approximately RMB 689,832 as of December 31, 2018. The Company’s consolidated net assets amounted to RMB363,624 as of December 31, 2018.

Management Plan and Actions

The Company has addressed liquidity requirements through a series of cost reduction initiatives, financing from both banks and related parties, and the sale of non-performing assets.

The Company continued to sell the non-performing loans to the third parties in the year 2018. As of December 31, 2018, certain non-performing loans with a total amount of RMB 2,724 million have been sold to several third parties at a total consideration of RMB 2,941 million. This action reduces the working capital needs.

From July 2017 and onwards, the Company re-developed the loan transaction process for all of its loan products, which reduces the need for working capital. Under the prior business model, the Company would be required to first fund loans and then seek investment for them. However, under the new model, loans are facilitated directly with investors on the Company’s peer-to-peer lending platform. This eliminates the need for the Company to use its own working capital for the initial loan funding. And in June 2018, the Company had another development on the loan transaction process of its loan products. This eliminated the time gap between investor receiving the investment and borrowers repaying the loans, which decreases the amount of payable to investors and therefore reduces the need for working capital.

Since the third quarter of 2018, Fincera began converting its existing wholly-owned store distribution network into a broker distribution network that is not owned by the Company. The new broker distribution network will operate under a revenue sharing arrangement where predetermined amounts of revenues will be shared with the brokers. In addition, since the new distribution network will be owned by third-parties, Fincera will no longer be responsible for funding its operating costs.

The Company will continue to focus on developing the internet-based business, improving operating efficiency and reducing costs, and enhancing its marketing function. Although the Company’s operating results for future periods might be subject to numerous uncertainties and/or adverse conditions like negative cash flow, working capital deficiency that may raise substantial doubt about the Company’s ability to continue as a going concern, after considering above factors and valuations, as of the filing date of the 20-F hereof, the Company is able to fulfill its current obligations.

Mr. Li signed a Financial Support Letter that states he and the entities directly or indirectly controlled by him will provide the necessary financial support to the Company, so as to enable the company to meet its liabilities as and when they fall due and to carry on its business without a significant curtailment of operations for the foreseeable future, which will remain in force till December 31, 2020.

The Company believes that available cash and cash equivalents, future cash provided by operating activities under new business model, together with the efforts from aforementioned management plan and actions, should enable the Company to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Company has prepared the consolidated financial statements on a going concern basis. However, the Company continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term business plan. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing the Company’s business development activities, suspending the pursuit of its business plan, controlling operating expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that the Company will raise additional capital if needed.

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

Reclassification

The Company has reclassified certain comparative amounts in the consolidated statements of operations for the year ended December 31, 2017 to conform to the current year’s presentation. The principal reclassifications are related to the provision for CeraVest loan products held by the investors being reclassified from the selling and marketing to marketing expense which is categorized separately on the income statement. The reclassification did not have an impact on the reported total assets, liabilities, stockholders’ equity and net income.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The most significant estimates and related assumptions include the assessment of the provision for credit losses and accrued marketing expenses, the assessment of the impairment of tangible long-lived assets, and the assessment of the valuation allowance on deferred tax assets and uncertain tax position. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. As of December 31, 2018 and 2017, the majority of cash, including restricted cash, was in RMB on deposit in PRC financial institutions, which the management believes are of high credit quality.

Restricted Cash

As of December 31, 2018 and 2017, the restricted cash was RMB714 and RMB127,762, respectively. After the Company entered into an agreement with XWBank and implemented the custodian system on March 20, 2018, the uninvested cash balances in CeraVest customer accounts were no longer deposited in the Company’s bank account. Therefore, the restricted cash as of as of December 31, 2018 were mainly fixed-term bank deposits.

Loans, net

Loans, net primarily represent loans to CeraVest borrowers and loans to other borrowers, and related interest receivable, net of provision for credit losses that reflects the Company’s best estimate of the amounts that will not be collected.

Other financing Receivables

Other financing receivables represent financing transactions with CeraPay borrowers that would not be facilitated for funding by CeraVest investors.

Provision for Credit Losses

The allowance for credit losses, which includes the allowance for loans, long-term loans, net and other financing receivables represents management’s estimate of probable losses inherent in the Company’s internet-based and other business. The Company determines to collectively assess provision for credit losses based on homogeneous risk characteristics, combined with targeted analysis on certain large individual balances. The allowance attributed to these loans, long-term loans, net and other financing receivables is established via a process that estimates the probable losses inherent in the specific portfolio. For the loans and other financing receivables with similar risk characteristics and small outstanding balance, this process includes migration analysis in which historical delinquency and credit loss experience is applied to the current aging of the portfolio.

For loans with significant outstanding balance, the Company would apply impairment testing individually. Such loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment measurement is based on a combination of considerations including 1) the present value of expected future cash flows discounted at the loan’s effective interest rate and 2) the fair value of the collateral, if any.

The Company performs periodic and systematic detailed reviews of its loans and other financing receivables, to identify credit risks and to assess the overall collectability of those portfolios, and may adjust its estimates on allowance of credit losses when new circumstances arise.

Marketing expenses

Marketing expense, provided for the off-balance sheet loans which are held by third-party investors, represents management’s estimate of promotional cost for providing guarantee to the investors inherent in the Company’s internet-based business. In consideration of the same homogeneous risk characteristics, it shares the same estimation methodology as that used in “Provision for credit loss”. Reversal of the marketing expense occurs upon the underlying investments are ultimately collected by the Company, which was a result of successfully transferring those non-performing loans to third-parties buyers, after the Company first purchases the loans from the initial investors.

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

Fair Value of Financial Instruments

Financial instruments consist primarily of cash and cash equivalents, restricted cash, loans, other financing receivables, short-term bank borrowings, financing payables, related parties and long-term bank borrowings. The carrying amounts of the short-term financial instruments at December 31, 2018 and 2017 approximated their fair values because of their short maturities or existence of variable interest rates, which reflect current market rates. For long-term financial instruments, the carrying amount approximates its fair value since the interest rates applied to determine the carrying amount is close to the market interest rates for similar types of long-term instruments. When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information that the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income or loss.

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

As of December 31, 2018 and 2017, there were no assets or liabilities were measured and reported at fair value on a recurring basis.

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

Revenue Recognition

Management has adopted this standard effective January 1, 2018 using the modified-retrospective approach, in which case the cumulative effect of applying the standard would be recognized at the date of initial application.

In accordance with ASC Topic 606, revenues are recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Company performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company’s contracts with customers do not include variable consideration, significant financing component, nor any clause concerning with returns, refunds or other similar obligations. Currently, the Company recognizes revenue under ASC Topic 606 for each type of its performance obligation either over time or at a point in time as follows:

Facilitation Fee

Facilitation fee represents fees which the Company charges borrowers for matching their loan requests with investors on the CeraVest platform. These fees are charged by the Company in return for services including evaluating the borrower’s credit, examining the loan application and provided information, connecting investors to qualified borrowers, facilitating the execution of the loan between the parties through the CeraVest platform. Facilitation fee is variable depending on the types of loan products. These fees are deducted upfront from borrowers, are recognized at loans inception when facilitated successfully through CeraVest platform.

Service Charges

Service charges represent transaction fees charged on merchants for the offline vehicle-related purchases, between registered consumers and merchants, completed solely under CeraPay, in which the Company uses its self-owned capital to pay for the consumer and collect the repayment subsequently in full. Merchants are entitled to receive the sales proceeds net of the service charge. These fees are recognized upon the completion of the purchase. The Company does not have this revenue item to report beginning in the third quarter of 2018 due to the business transaction change to 30-day and 12-month installment loans and loans being completely facilitated through CeraVest.

Interest Income

Interest income is generated from loans and other financing receivables, recognized based on the effective interest rate method over the contract term. Company stops recognizing the interest income for any subsequent periods upon when a loan is in default.

Property lease and management

Minimum contractual rental income related to office leases are recognized on a straight-line basis over the terms of the respective leases. Straight-line rental revenue commences when the tenant assumes control of the leased premises. In accordance with the Company’s standard lease terms, rental payments are generally due on a monthly basis. Tenant recovery revenue includes payments from tenants as reimbursements for management fees and utilities, etc., which are recognized when the related expenses are incurred. Rental from office lease and tenant recovery revenue together is recorded as “Property lease and management.”

Revenues related to the Hotel are primarily related to rooms rentals, food and beverage sales, and are recognized on an accrual basis. For guest rooms, revenue is recognized when the rooms are occupied and the services are performed. Food and beverage revenues are recognized when the services are performed or products delivered to the customer. Deferred revenue consisting of deposits paid in advance is recognized as revenue when the services are performed for hotels and restaurants. Hotel revenue is also recorded as “Property lease and management.”

Other income

Other income mainly includes penalty and late fees, and gain from debt assignment. Penalty and late fees are charged to borrowers of loans and other financing receivables if they become delinquent in repaying. These fees are recognized at a point of time when collected from borrowers. Gain from debt assignment are the proceeds collected when a loan and all the associated rights and obligations is transferred from the Company to a third party. These proceeds are collected upon sales contract is signed at which point it is recognized. Promotional cash incentives are accounted for as reduction of revenue while the referral incentives are recorded as sales and marketing expense when used by the investors.

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

	Twelve Months Ended
	December 31,
	2018	2017
Facilitation Fee	658,686	231,709
Interest income	194,855	310,289
Service charges	19,396	201,386
Property lease and management	75,006	58,474
Hotel revenue	137,020	133,747
Debt assignment income	203,409	15,646
Other income	123,644	72,600
Total revenues	1,412,016	1,023,851

	Twelve Months Ended
	December 31,
	2018	2017
Revenue recognized over time	269,861	368,763
Revenue recognized at a point in time	1,142,155	655,088
Total revenues	1,412,016	1,023,851

Contract Balances

For the twelve months ended December 31, 2018, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract. Other than the interest receivables of the 180-day loans held by the Company which are accrued by the Company but unbilled until the loans mature, amounted to RMB 9,256 as of December 31, 2018, the Company does not have any other contract assets (unbilled receivables) since revenue is recognized when the performance obligation is fulfilled and the payment from customers is not contingent on a future event.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (advance from customers), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised goods and services to customers.

The Company’s contract liabilities consist of advance from customers related to the deposits paid in advance for hotels accommodations and restaurants service, and rent paid in advance for leasing office. All contract liabilities are recognized when the services are performed for hotels and restaurants. Below is the summary presenting the movement of the Company’s contract liabilities for the twelve months ended December 31, 2018:

Advance from
Customers
RMB (’000)
Balance as of January 1, 2018	15,907
Revenue recognized from beginning contract liability balance	(11,843)
Advances received from customers related to unsatisfied performance obligations	12,637
Balance as of December 31, 2018	16,701

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2018, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses totaled approximately RMB9,337, RMB5,516 and RMB2,747 for the years ended December 31, 2018, 2017 and 2016, respectively, and are included in selling and marketing expense in the accompanying consolidated statements of operations.

Value added Tax and Business Tax

In the PRC, before May 1st ,2018, value added tax (the “VAT”) of 17% on invoice amount was collected in respect of the sales of goods on behalf of tax authorities. After May 1st, 2018, the VAT has changed to 16%. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

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

The Company’s Chinese subsidiaries are subject to taxation in the PRC. The PRC income tax returns are generally not subject to examination by the tax authorities for tax years before 2012. With a few exceptions, the tax years 2012 to 2018 remain open to examination by tax authorities in the PRC.

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

The Company has elected to classify interest related to an uncertain tax position (if and when required) to interest expense, and classify penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of operations. For the years ended December 31, 2018, 2017 and 2016, the Company did not have any significant interest and penalties associated with uncertain tax positions. As of December 31, 2018 and 2017, the Company did not have any significant unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief executive officer (“CODM”), in deciding how to allocate resources and assessing performance. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC. The Company’s operations consist of three reporting and operating segments, the internet-based business, property lease and management business and hotel business (Note 17).

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

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	Year ended December 31,
	2018	2017	2016
	RMB	RMB	RMB

Net income/(loss)	274,801	(8,382)	(12,270)
Weighted average number of common shares outstanding – Basic	48,604,738	47,271,473	47,113,656
Stock options	—	—	—
Weighted average number of common shares outstanding – Diluted	50,456,098	47,271,473	47,113,656
Loss per share
Basic	5.65	(0.18)	(0.26)
Diluted	5.45	(0.18)	(0.26)

Due to the gain from continued operations for the years ended December 31, 2018, 1,851,360 stock options were included into the calculation of diluted net earnings per share. Due to the loss from continued operations for the years ended December 31, 2017 and 2016, 4,369,527 and 4,655,384 stock options were excluded from the calculation of diluted net loss per share, respectively, because the effect would be anti-dilutive.

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

Translations of amounts from RMB into USD are solely for the convenience of the reader and were calculated at the rate of USD1.00 = RMB6.8632 on December 31, 2018, representing the certificated exchange rate published by the People’s Bank of China’s Monetary Policy Division. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Share-Based Payments

The Company records all share-based payments grants of employee stock options to employees and non-employees in the financial statements based on their fair values on the grant date and amortizes to expense on a straight-line basis over the vesting period. The Company used the Black-Scholes option-pricing model to estimate the fair value of the options at the date of grant for both the 2009 incentive plan and the 2015 incentive plan. The Company used the binomial model to estimate the fair value of repriced options as the Company has reassessed the exercise pattern and determined that the Binomial Pricing model was a better model for estimating the fair values of the repriced options. The Company recognizes expenses related to share-based payments as part of general and administrative expense.

Recently Issued and Adopted Accounting Standards

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this update require public business entities that are required to disclose fair value of financial instruments measured at amortized cost on the balance sheet to measure that fair value using the exit price notion consistent with Topic 820, Fair Value Measurement. The amendments in this update require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option. The amendments in this update require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or in the accompanying notes to the financial statements. Early application by public business entities to financial statements of fiscal years or interim periods that have not yet been issued or, by all other entities, that have not yet been made available for issuance of the following amendments in this update are permitted as of the beginning of the fiscal year of adoption: an entity should present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk if the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. There was no material impact of adoption of this guidance on the consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financing Instruments-Credit Losses (Topic 326): Measure of Credit Losses on Financial Instruments. The amendments change the guidance on the impairment of financial instruments. The main objective of this Update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in this Update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For public business entities that are U.S. Securities and Exchange Commission (SEC) filers, the amendments in this update are effective for annual periods beginning after December 15, 2019, and interim periods within those annual periods. For all other public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. In November 2018, the FASB issued ASU No.2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. The amendments align the implementation date for nonpublic entities’ annual financial statements with the implementation date for their interim financial statements and clarify the scope of the guidance in the amendments in Update 2016-13. The effective date and transition requirements for the amendments in this Update are the same as the effective dates and transition requirements in Update 2016-13, as amended by this Update. The Company is evaluating the impact of adopting ASU No. 2016-13and ASC No.2018-19 on the consolidated financial statements.

In February 2018, the FASB issued guidance to address the income tax accounting treatment of the tax effects within other comprehensive income due to the enactment of the Tax Cuts and Jobs Act (the “Tax Act”). This guidance allows entities to elect to reclassify the tax effects of the change in the income tax rates from other comprehensive income to retained earnings. The guidance is effective for periods beginning after December 15, 2018 although early adoption is permitted. In March 2018, the FASB issued ASU No. 2018-05, Income Tax (Topic 740) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. This update adds SEC paragraphs pursuant to the SEC Staff Accounting Bulletin No. 118, which expresses the view of the staff regarding application of Topic 740, Income Taxes, in the reporting period that includes December 22, 2017 - the date on which the Tax Act was signed into law. There was no material impact of adoption of this guidance on the consolidated financial statements as the Company does not have any US entities nor US operations.

In June 2018, the FASB issued ASU No. 2018-07, Compensation-Stock Expense (Topic 718). The amendments in this Update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from non-employees. The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other companies, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than a company’s adoption date of Topic 606. According to ASU 2018-7, the Company should apply the requirements of Topic 718 to non-employee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The Company adopted new ASC 718 effective on January,1st, 2018, and do not have any material impact to the consolidated financial statements from ASU No. 2018-07.

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

In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases. The amendments in this Update affect narrow aspects of the guidance issued in the amendments in Update 2016-02. The amendments in this Update related to transition do not include amendments from proposed Accounting Standards Update, Leases (Topic 842): Targeted Improvements, specific to a new and optional transition method to adopt the new lease requirements in Update 2016-02. For entities that early adopted Topic 842, the amendments are effective upon issuance of this Update, and the transition requirements are the same as those in Topic 842. For entities that have not adopted Topic 842, the effective date and transition requirements will be the same as the effective date and transition requirements in Topic 842.

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvement. The amendments in this Update provide entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with current GAAP (Topic 840, Leases). An entity that elects this additional (and optional) transition method must provide the required Topic 840 disclosures for all periods that continue to be in accordance with Topic 840. The amendments do not change the existing disclosure requirements in Topic 840 (for example, they do not create interim disclosure requirements that entities previously were not required to provide).

In December 2018, the FASB issued ASU No.2018-20, Leases (Topic 842): Narrow-Scope Improvements for Lessors. The amendments in this Update related to:1. sales taxes and other similar taxes collected from lessees affect all lessors that elect the accounting policy election; 2. lessor costs affect all lessor entities that have lease contracts that either require lessees to pay lessor costs directly to a third party or require lessees to reimburse lessors for costs paid by lessors directly to third parties; the recognition of variable payments for contracts with lease and nonlease components affect all lessor entities with variable payments that relate to both lease and nonlease components. The effective date and transition requirements for the amendments in this Update for entities that have not adopted Topic 842 before the issuance of this Update are the same as the effective date and transition requirements in Update 2016-02 (for example, January 1, 2019, for calendar-year-end public business entities).

In March 2019, the FASB issued ASU No.2019-01—Leases (Topic 842): Codification Improvements. The amendments in this Update amend Topic 842, including the following items: 1. Determining the fair value of the underlying asset by lessors that are not manufacturers or dealers (Issue 1);2. Presentation on the statement of cash flows—sales-type and direct financing leases (Issue 2);3. Transition disclosures related to Topic 250, Accounting Changes and Error Corrections (Issue 3). That Topic has different effective dates for public business entities and entities other than public business entities. According to this update, the effective date for the Company is for fiscal years beginning after December15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application is permitted. An entity should apply the amendments as of the date that it first applied Topic 842, using the same transition methodology in accordance with paragraph 842-10-65-1(c). The Company will adopt the new ASC 842 effective on January 1st, 2019 and record cumulative effect adjustment as of January 1st, 2019. Company does not expect a significant effect on current accounting practice or a significant an administrative cost incurred by ASU No. 2018-10. In accordance with ASU No. 2018-11, the Company will adopt the new transition method and not adjust comparative periods.

In August 2018, the FASB issued ASU No.2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The Company is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

Recently issued ASUs by the FASB, are not expect to have significant impact on the Company’s consolidated results of operations or financial position.

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

The assets and liabilities of the traditional businesses were included in the captions “Assets of discontinued operations” and “Liabilities of discontinued operations”, in the accompanying balance sheets at December 31, 2018 and 2017 and consisted of the following:

	December 31,
	2018	2017
	RMB	RMB
Assets classified as discontinued operations
Accounts receivable, net	36,194	47,647
Prepaid expenses and other current assets	2,134	1,246
Inventories	105	979
Total current assets	38,433	49,872
Deferred income tax assets	14,966	42,002
Total non-current assets	14,966	42,002
Total assets	53,399	91,874

	December 31,
	2018	2017
	RMB	RMB
Liabilities classified as discontinued operations
Other payables and accrued liabilities	10,352	10,916
Total liabilities	10,352	10,916

The following are revenues and income from discontinued operations:

	Years ended December 31,
	2018	2017	2016
	RMB	RMB	RMB

Revenues	10	1,456	41,525

Income (loss) from discontinued operations	845	(2,657)	(25,835)
Income tax provisions (benefit)	836	(4,993)	(26,929
Income from discontinued operation, net of income tax	9	2,336	1,094

The following are selective cash flow information from discontinued operations:

	Years ended December 31,
	2018	2017	2016
	RMB	RMB	RMB
Net cash provided by operating activities	11,453	44,548	322,100
Net cash provided by (used in) investing activities	—	—	—
Net cash provided by (used in) financing activities	—	—	—

NOTE 5 – LOANS, NET

The following lists the components of loans, net:

	December 31,	December 31,
	2018	2017
	RMB	RMB
Loans to CeraVest borrowers	1,981,706	1,090,497
Loans to other borrowers	332,678	788,639
Less: Provision for credit losses	(53,402)	(28,135)

Loans, net	2,260,982	1,851,001

Credit quality of Loans to CeraVest borrowers

December 31, 2018	Current	1-90 days past due	> 90 days past due	Total
	RMB	RMB	RMB	RMB

Loans to CeraVest borrowers	1,673,861	153,807	154,038	1,981,706
Less: Provision for credit losses of CeraVest borrowers	(125)	(257)	(7,814)	(8,196)
Loans to CeraVest borrowers, net	1,673,736	153,550	146,224	1,973,510

December 31, 2017	Then-Current	1-90 days past due	> 90 days past due	Total
	RMB	RMB	RMB	RMB

Loans to CeraVest borrowers	447,151	472,800	170,546	1,090,497
Less: Provision for credit losses of CeraVest borrowers	(2,313)	(11,341)	(13,774)	(27,428)
Loans to CeraVest borrowers, net	444,838	461,459	156,772	1,063,069

Credit quality of Loans to other borrowers	December 31,	December 31,
	2018	2017
	RMB	RMB
Loans to other borrowers	332,678	788,639
Less: Provision for credit losses of other borrowers	(45,206)	(707)
Loans to other borrowers, net	287,472	787,932

Provision for credit losses

The movement of provision for credit losses was as follows:

	December 31,	December 31,
	2018	2017
	RMB	RMB

Balance at beginning of year	(28,135)	(35,337)
Net (Addition)/Reversal	(25,267)	7,202
Balance at ending of year	(53,402)	(28,135)

For the years ended December 31, 2018, the Company has five overdue loans to other borrowers, three of which have resigned with extended terms and new interest rates as they became defaulted in 2018. The Company did not accrue interest receivables and recognize interest income over the period as the loans become defaulted and will not resume until the previously outstanding interest is fully received. Any future interest received afterwards will be recognized as income directly on a cash-basis. The following is a summary of maturity date and interest rates before and after the extension, including the long-term loans (See Note 7):

No.	Item	Outstanding Principal and Interest as of December,2018	Original Maturity Date	Original Interest Rate	New Maturity Date	New Interest Rate
1	Loans, net	231,754	August, 2018	18%	August, 2019	18%

1	Long-term loans, net	304,768	September, 2018	18%	September, 2020	19.20%
2	Long-term loans, net	55,533	September, 2018	18%	September, 2020	19.20%
	Subtotal	360,301

As for the other two overdue loans with an aggregated principal amount of RMB 101 million, the maturity date of which is November 2018 and December 2018, respectively. The Company is actively negotiating with the borrowers to repay their debts.

As of December 31, 2018 and 2017, the Company has nil and nil commitments, respectively, to lend additional fund to the borrowers who have received extension on their loans.

NOTE 6 – OTHER FINANCING RECEIVABLES, NET

The following lists the components of other financing receivables, net:

	December 31,	December 31,
	2018	2017
	RMB	RMB

Other financing receivables	14,342	1,946,524
Less: Provision for credit losses	(2,474)	(10,311)

Other financing receivables, net	11,868	1,936,213

Credit quality of other financing receivables

The carrying amount of the current and past due other financing receivables as of December 31, 2018 and 2017 were as follows:

December 31, 2018	Current	1-90 days past due	> 90 days past due	Total
	RMB	RMB	RMB	RMB
Gross other financing receivables	—	—	14,342	14,342
Less: Provision for credit losses	—	—	(2,474)	(2,474)
Other financing receivables, net	—	—	11,868	11,868

December 31, 2017	Then-Current	1-90 days past due	> 90 days past due	Total
	RMB	RMB	RMB	RMB
Gross other financing receivables	1,946,524	—	—	1,946,524
Less: Provision for credit losses	(10,311)	—	—	(10,311)
Other financing receivables, net	1,936,213	—	—	1,936,213

Provision for credit losses

The movement of provision for credit losses during the year of 2018 and 2017 was as follows:

	December 31,	December 31,
	2018	2017
	RMB	RMB

Balance at beginning of year	(10,311)	(144,359)
Reclassification to accrued marketing expense	—	127,807
(Addition)/Reversal	7,837	6,241
Balance at ending of year	(2,474)	(10,311)

The addition/reversal of provision for credit losses of loans and other financing receivables is reported in the “Provision for credit losses” in the consolidated statements of operations. After July 2017, the then-current and overdue other financing receivables were sold to CeraVest investors through our peer-to-peer lending platform, resulting in reclassification of provision for credit losses to accrued marketing expenses during the year ended December 31, 2017 (See Note 6 and Note 10).

NOTE 7 – LONG-TERM LOANS, NET

The following lists the components of Long-term loans, net:

	December 31,	December 31,
	2018	2017
	RMB	RMB

Long-term loans	360,301	─
Less: Provision for credit losses	(337,280)	─

Long-term loans, net	23,021	─

The Company negotiated a term extension for two loans to other borrowers which were due in the year 2019 to the year 2020 (See Note 5), and reclassified the total outstanding balance to Long-term loans, net from Loans, net due to the changed loan maturity.

NOTE 8 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of prepaid expenses and other current assets is as follows:

	December 31,
	2018	2017
	RMB	RMB

Short-term advances	2,945	3,130
Temporary advances to employees	1,255	1,838
Prepaid rent	1,470	3,796
Prepaid other taxes	43,532	23,144
Legal deposit	15,426	17,983
Hotel inventory and receivables	5,247	7,011
Temporary advances to brokers	2,890	—
Other current assets	6,548	6,011
Total	79,313	62,913

NOTE 9 – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Property, equipment and leasehold improvements are summarized as follows:

	December 31,
	2018	2017
	RMB	RMB

Buildings and leasehold improvements	1,422,015	1,419,535
Furniture and fixtures	67,170	67,422
Equipment	114,067	114,067
Company automobiles	902	5,115
Total	1,604,154	1,606,139

Less: Accumulated depreciation and amortization	(303,040)	(255,281)
Property, equipment and leasehold improvements, net	1,301,114	1,350,858

Depreciation and amortization expense for the continuing operations were approximately RMB52,686, RMB54,478 and RMB59,391 for the years ended December 31, 2018, 2017 and 2016, respectively.

The following schedule provides an analysis of Fincera’s investment in property on operating leases and hotel business by major classes as of December 31, 2018 and 2017:

	December 31,	December 31,
	2018	2017
	RMB	RMB

Buildings and leasehold improvements	1,338,773	1,338,773
Equipment	107,453	107,453
Total	1,446,226	1,446,226

Less: Accumulated depreciation and amortization	(232,062)	(190,054)
Total	1,214,164	1,256,172

The building and leasehold improvements and equipment were partially pledged as collateral for bank borrowings as of December 31, 2018 and 2017 (See Note 11).

NOTE 10 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the followings:

	December 31,
	2018	2017
	RMB	RMB

Payable to investors (1)	94,118	1,993,567
Security deposit from CeraVest borrowers	713,603	321,781
Accrued marketing expense (2)	441	179,091
Other current liabilities	72,664	76,105
Deferred revenue from CeraPay business	—	27,285
Salary payable	11,115	21,089
Payables to merchants and brokers	38,019	13,574
Other tax payables	21,057	3,112
Advance of debt assignment (3)	22,129	—

Total	973,147	2,635,604

(1)
Payable to investors mainly include (i) repayment in advance by the borrowers before maturity, and (ii) interest payable to investors for 30-day and installment loans. In June 2018, the Company had a re-development on the loan transaction process of 30-day and installment loans. This eliminated the time gap between investor receiving the investment and borrowers repaying the loans, which significantly decreased the amount of payable to investor in the year 2018 compared to the year 2017.

(2)
After July 2017, accrued marketing expense represents the estimation of future cash out-flow for purchase of delinquent CeraVest loans from CeraVest investors, net off the future cash in-flow collectible from such loans. Due to the significant decrease of CeraVest loans held by the investors in the year 2018, the estimated future cash out-flow for purchase of delinquent CeraVest loans from CeraVest investors decreased as well, therefore, the Company reversed a great amount of previously accrued marketing expense. The Company has no legal obligation to purchase delinquent loans from investors but provides such solution for marketing purpose.

(3)
Advance of debt assignment represents the advance payment made to the Company by the third-party buyers before the process of debt assignment fully completed. During the fiscal year 2018, some third-party buyers made payments before the contractually agreed-upon due date of debt assignment. Those payments will be reversed against the loans, net after the completion of debt assignment.

The movement of accrued marketing expense during the year of 2018 and 2017 is as below. The addition of accrued marketing expense presented separately on the face of the consolidated statement of operations.

	December 31,	December 31,
	2018	2017
	RMB	RMB

Balance at beginning of year	179,091	—
Reclassification from provision of credit losses for other financing receivable (Note 6)	—	127,807
Addition (Reversal)	(178,650)	51,284
Balance at ending of year	441	179,091

NOTE 11 – THIRD PARTY BORROWINGS

Short-term bank borrowings

Summaries of short-term bank borrowings are as follows:

	Weighted-average interest rate			December 31,
	2018	2017	Maturities	2018	2017
				RMB	RMB
Short-term bank borrowings	4.81%	4.65%	December 2019	678,772	520,000

Short-term bank borrowings represent loans from local banks that were used for working capital. The borrowings bore interest at rates in the range of 4.35% to 5.22% and 4.35% to 4.79% as of December 31, 2018 and 2017, respectively, are denominated in RMB and have terms maturing within one year. The weighted average short-term bank borrowings for the years ended December 31, 2018 and 2017 was RMB631,022 million and RMB592,822 million respectively.

The legal representative of Shijie Kaiyuan Auto Trade Co., Ltd, a subsidiary of VIE, has provided the guarantee for the Company to secure two short-term bank borrowings from Agricultural Bank of China for a total amount of RMB160 million.

As of December 31, 2018, the Company had overdue bank borrowings to China Minsheng Bank (“CMBC”) and China CITIC Bank (“CITIC”) amounting to RMB219 million in total. In February 2019, the Company has paid off the bank borrowings owed to CMBC amounting to RMB60 million. In March 2019, the Company has paid off the borrowings owed to CITIC amounting to RMB 159 million.

Long-term bank borrowings

Summaries of long-term bank borrowings are as follows:

	Weighted-average interest rate			December 31,
	2018	2017	Maturities	2018	2017
				RMB	RMB
Long-term bank borrowings, current portion	4.96%	4.97%	December 2019	86,000	73,000
Long-term bank borrowings	5.00%	4.99%	December 2028	505,000	591,000
Total				591,000	664,000

The total carrying amount of property, equipment and leasehold improvements that have been pledged as collateral to secure financing from commercial banks is RMB1,109 million and RMB1,043 million as of December 31, 2018 and 2017 respectively. All the revenue from property lease & management has been pledged as collateral to secure financing from commercial banks is RMB 137 million as of December 31, 2018.

 NOTE 12 – INCOME TAXES

Cayman Islands: Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong: The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the years ended December 31, 2018, 2017 and 2016. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (“the Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million (approximately $255,180) of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. The Ordinance only allows one entity within a group of “connected entities” is eligible for the two-tier tax rate benefit. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business-the other entity is the same person carrying on another sole proprietorship business. Since ACG, Fancy Think Limited and Eastern Eagle are wholly owned and under the control of Fincera, all entities are connected entities. Under the Ordinance, it is an entity’s election to nominate the entity that will be subject to the two-tier profits tax rates on its Profits Tax Return. The election is irrevocable. The Company has not elected an entity to apply for the two-tire profit tax rates yet.

China: The foreign invested enterprises and domestic companies are generally subject to enterprise income tax at a uniform rate of 25%. Pursuant to the relevant laws and regulations in the PRC, Shijiazhuang Chuanglang Trade is regarded as a small and micro entity, and thus enjoys preferential tax treatments, which is 10% as the enterprise income tax from January 1, 2018 to December 31, 2020. For Shijiazhuang Chuanglang Trade, it has not make profit yet. The Company’s PRC subsidiary and other subsidiaries of the VIE are subject to a standard 25% EIT.

Summaries of the income tax (benefit) provision attributable to continued operations in the consolidated statements of operations are as follows:

	Years Ended December 31,
	2018	2017	2016
	RMB	RMB	RMB

Current	91,762	38,860	42,821
Deferred	12,042	(39,738)	(34,287)
Total	103,804	(878)	8,534

The tax effects of temporary differences of continuing operations representing deferred income tax assets / liabilities result principally from the following:

	December 31,
	2018	2017
	RMB	RMB
Deferred income tax assets:
Provision for credit losses	98,290	8,494
Accrued liabilities	28,062	114,239
Tax loss carried forward	95,479	86,854
	221,831	209,587
Valuation allowance	(2,476)	—
Deferred tax assets, net	219,355	209,587

As of December 31, 2018 and 2017, deferred income tax assets are derived from accrued liabilities, provision for credit losses and tax loss carried forward arising from the same tax jurisdictions in China. The Company recorded RMB 2,476 and nil valuation allowances against the deferred tax assets arose from unutilized advertising expense as of December 31, 2018 and 2017 respectively, because it is considered more likely than not that these deferred tax assets will not be realized in the future as the Company expects to spend more on advertising in 2019 while the unutilized advertising expenses could only carry forward for one year.

For the year ended December 31, 2018, total valuation allowance increased by approximately RMB2.5 million. For the year ended December 31, 2017, nil valuation allowance was recorded, as the Company measured its U.S. deferred tax assets using the statutory rate of 25% continuously, there is no effective tax rate impact to the Company.

At December 31, 2018, the Company had RMB381,918 of tax loss carry forwards that expires through December 31, 2023.

The difference between the effective income tax rate and the expected statutory rate on income (loss) from operations was as follows:

	December 31,
	2018	2017	2016
Statutory EIT rate	25.0%	25.0%	25.0%
Non-deductible expenses	1.2%	(37.7%)	(11.7%)
Non-taxable income	(0.8%)	35.7%	(138.0%)
Tax-exempt entities *	1.6%	(79.3%)	(48.2%)
Additional deduction for research and development expenses **	(0.2%)	43.8%	—%
Different tax rates in other jurisdictions	—%	20.1%	(3.8%)
Change in allowance	0.6%	—%	—%
Effective tax rate	27.4%	7.6%	(176.7%)

*Tax-exempt entities represent entities outside of China and Hong Kong for which the statutory tax rate is zero.
**Additional deduction for research and development expenses represent additional 75% of research and development expenses could be deducted from profit before tax, which had been approved by local tax bureau in May 2017.

The Company adopted the guidance on accounting for uncertainties in income taxes, which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company has elected to classify interest related to an uncertain tax position (if and when required) to interest expense, and classify penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of operations. For the years ended December 31, 2018, 2017 and 2016, the Company did not have any significant interest and penalties associated with uncertain tax positions. As of December 31, 2018 and 2017, the Company did not have any significant unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

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

As of December 31, 2018 and 2017, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC. The Company typically intends for its foreign invested enterprises in the PRC to reinvest their earnings to further expand the Company’s business in mainland China. Therefore the Company does not typically intend for these PRC subsidiaries to declare dividends to their immediate foreign holding companies.

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

On September 13, 2018, the Company granted 10,000 shares of unrestricted stock to employees under the terms of the 2015 Incentive Plan.

Below is the summary of stock options of the 2015 Incentive Plan. The exercise price represents the closing price of the Company’s ordinary shares on the date of grant.

		Exercise Price
Date of Grant	Shares Granted	RMB	USD
24-Sep-15	1,027,916	91.48	14.00
28-Dec-15	279,616	87.39	13.38
29-Apr-16	272,400	88.54	13.55
Sep-27-16	42,000	88.87	13.60
Nov-29-16	314,000	88.87	13.60
Apr-28-17	71,360	106.80	16.35
Jun-16-17	16,000	103.24	15.80
Oct-13-17	531,656	111.08	17.00
Sep-13-18	10,000	85.79	12.50

Due to the change from the new business model launched in the third quarter of year 2018, there are 255 former employees who are turned into brokers and operate independently of the Company. At the time of the change, the number of the stock options held by these former employees is 882,072. The total unamortized compensation expense for these stock options as of December 31, 2018 is USD$1,587.5. The terms in the Company’s stock option award agreement are applicable for both brokers and employees. With the new ASC 718 effective on January 1st 2018, the Company continues the same accounting treatment to calculate the future compensation expense of brokers’ stock options. Stock options granted to employees by Fincera were subject to amortization of their fair value at the grant date over the subsequent vesting period of four years as per ASC 718. For the brokers who are former employees and hold stock options, their stock options are still subject to the amortization of stock-based compensation originating from their grant date.

During the years ended December 31, 2018, 2017 and 2016, 275,979, 301,574 and 288,028 stock options have been forfeited, respectively, as a result of the resignation of the employees or the termination of service relations with the brokers. In connection with the grant of stock options to employees, the Company recorded compensation expense charges in general and administrative expenses of RMB 13,269, RMB 20,052 and RMB 8,399 for the years ended December 31, 2018, 2017 and 2016, respectively, based on the estimated fair value of the options on the date of grant. No stock-based compensation charges were recorded for non-employees for the years ended December 31, 2017 and 2016. In 2018, due to the implementation of new broker business model, approximately 255 brokers who used to be Fincera’s employees are granted stock options. The stock-based compensation charges were recorded for those non-employees under the requirements of ASC 718. Per share fair value of the stock options granted has been estimated using the Black-Scholes option-pricing model with the following assumptions:

Date of Grant	September 24, 2015	December 28, 2015	April 29, 2016	September 27, 2016	November 29, 2016

Dividend yield (1)	None	None	None	None	None
Risk-free interest rate (2)	1.84%	2.05%	2.05%	1.39%	2.12%
Volatility (3)	26%	25%	41%	32%	32%
Expected Life (in years) (4)	6.08	6.08	6.08	6.08	6.08

Date of Grant	April 28, 2017	June 16, 2017	October 13, 2017	September 13, 2018

Dividend yield (1)	None	None	None	None
Risk-free interest rate (2)	2.10%	1.97%	2.02%	2.90%
Volatility (3)	23%	21%	18%	63.11%
Expected Life (in years) (4)	6.08	6.08	6.08	6.08

(1)	The Company has no expectation of paying regular cash dividends on its ordinary shares.
(2)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant.
(3)	The Company estimates the volatility of its ordinary shares at the date of grant based on its historical monthly price observations.
(4)	The expected life of stock options granted under the Incentive Plan is based on expected exercise patterns, which the Company believes are representative of future behavior.

The following table summarizes outstanding options at December 31, 2018, and the related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at December 31, 2018	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at December 31, 2018	Weighted Average Exercise Price

$4.75 to $17.00	3,980,671	$5.09	3.51	3,388,739	$8.35

A summary of option activity under the employee share option plan as of December 31, 2018, 2017 and 2016, and changes during the three years then ended is presented as follows:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value

Outstanding at January 1, 2016	4,318,084	$8.52	5.76	$21,779
Exercised	(3,072)	$7.25
Granted	628,400	$13.58
Forfeited	(288,028)	$13.92
Outstanding at December 31, 2016	4,655,384	$8.87	5.17	$28,548
Exercised	(603,299)	$7.20
Granted	619,016	$16.90
Forfeited	(301,574)	$13.94
Outstanding at December 31, 2017	4,369,527	$9.89	4.85	$54,984
Exercised	(122,877)	$12.53
Granted	10,000	$12.50
Forfeited	(275,979)	$15.24
Outstanding at December 31, 2018	3,980,671	$9.44	3.51	$24,252

A summary of unvested options under the employee share option plan as of December 31, 2018, and changes during the year then ended is presented as follows:

Options	Number of Shares	Weighted Average Fair Value

Unvested at January 1, 2018	1,260,630	$3.65
Granted	10,000	$7.51
Vested	(402,719)	$5.52
Forfeited or exercised	(275,979)	$4.53
Unvested at December 31, 2018	591,932	$4.87
Expected to vest thereafter	591,932	$4.87

As of December 31, 2018, 3,388,739 of the share options are vested and exercisable and a total of RMB 19,503 of compensation expense pertaining to options remains unrecognized. This amount will be recognized as compensation expense ratably over the remaining vesting period. The weighted average remaining vesting period of the options is 3.51 years.

Restricted Stock Units (“RSUs”) are share awards that entitle the holder to receive shares of the Company’s common stock upon vesting. The total vesting period for RSUs granted by the Company is four years, with 25% of the RSUs vesting on each anniversary from the date of grant. A summary of RSU transactions for all equity compensation plans follows:

	Number of Shares	Weighted-Average Grant Date Fair value	Aggregate Intrinsic Value
RSUs outstanding at January 1, 2018	8,000	$17.00	$136
Granted	—	—	—
Forfeited	—	—	—
Vested	2,000	17.00	34
RSUs outstanding at December 31, 2018	6,000	$17.00	$102

At December 31, 2018, total unrecognized compensation expense related to non-vested RSUs granted prior to that date was RMB 651, which is expected to be recognized over a weighted-average period of 2.8 years. The Company granted 8,000 shares of restricted stock options on October 13, 2017 and there were no RSUs granted during 2018.

NOTE 14 – FUTURE MINIMUM RENTAL INCOME UNDER OPERATING LEASES

Fincera’s operations include the leasing of commercial property at the Kaiyuan Finance Center. The leases thereon expire at various dates through 2023. The following is a schedule of minimum future rents on non-cancelable operating leases at December 31, 2018:

Year Ending December 31,	Future Minimum Rentals
RMB
2019	66,005
2020	30,538
2021	2,384
2022	—
2023	—
Total	98,927

There are no contingent rentals as of December 31, 2018.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and monthly or quarterly leases. These leases are accounted for as operating leases. Rent expense for continuing operations amounted to RMB15,330 RMB13,755and RMB7,961 for the years ended December 31, 2018, 2017 and 2016, respectively. Rent expense for discontinued operations amounted to nil, RMB249 and RMB4,903 for the years ended December 31, 2018, 2017 and 2016, respectively.

Future minimum payments for operations under long-term, non-cancelable leases as of December 31, 2018 are as follows:

Year Ending December 31,	Future Minimum Payments
RMB
2019	2,029
2020	2,982
2021	1,583
2022	-
2023	-
Total	6,594

Capital Commitments

As of December 31, 2018, the Company’s capital commitments contracted but not yet reflected in the consolidated financial statements amounted to nil.

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

For the years ended December 31, 2018, 2017 and 2016, appropriations for the general reserve funds and statutory surplus funds totaled RMB 25,733, RMB4,458 and RMB15,252 respectively. The 2017 and 2016 reserve refund is due to the refund of surplus reserves caused by the Company’s winding down of its commercial vehicle sales, leasing and support business.

NOTE 17 – SEGMENT REPORTING

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

The Company operated three segments: the internet-based business segment, the hotel segment and the office leasing segment.

Discontinued operations have been excluded from the segment information for periods presented.

 Year ended December 31, 2018

	Internet-based Business	Hotel Business	Office Leasing	Corporate	Totals
	RMB	RMB	RMB	RMB	RMB
Segment Revenues	1,199,990	137,020	75,006	—	1,412,016
Property and management cost	—	103,865	13,141	—	117,006
Marketing expense	(178,650)	—	—	—	(178,650)
Provision for credit losses	354,711	—	—	—	354,711
Interest expense, related parties	153,827	—	2,948	—	156,775
Interest expense	33,360	39,846	—	—	73,206
Product development expense	80,057	—	—	—	80,057

Segment Income before taxes	756,685	(6,691)	58,917	—	808,911
General and administrative	—	—	—	193,187	193,187
Selling and marketing	—	—	—	237,128	237,128
Income (loss) from continuing operations before income taxes	756,685	(6,691)	58,917	(430,315)	378,596

Year ended December 31, 2017

	Internet-based Business	Hotel Business	Office Leasing	Corporate	Totals
	RMB	RMB	RMB	RMB	RMB
Segment Revenues	831,630	133,747	58,474	—	1,023,851
Property and management cost	—	98,248	13,782	—	112,030
Marketing expense	51,284	—	—		51,284
Reversal of provision for credit losses	(13,443)	—	—	—	(13,443)
Interest expense, related parties	157,295	—	4,746	—	162,041
Interest expense	272,171	35,020	—	—	307,191
Product development expense	82,375	—	—	—	82,375

Segment Income before taxes	281,948	479	39,946	—	322,373
General and administrative	—	—	—	204,077	204,077
Selling and marketing	—	—	—	129,892	129,892
Income (loss) from continuing operations before income taxes	281,948	479	39,946	(333,969)	(11,596)

Year ended December 31, 2016

	Internet-based Business	Hotel Business	Office Leasing	Corporate	Totals
	RMB	RMB	RMB	RMB	RMB
Segment Revenues	706,160	109,708	60,057	—	875,925
Property and management cost	—	95,974	13,594	—	109,568
Provision for credit losses	116,032	—	—	—	116,032
Interest expense-related parties	37,816	1,619	1,904	—	41,339
Interest expense	221,934	40,350	478	—	262,762
Product development expense	62,647	—	—	—	62,647

Segment Income (loss) before taxes	267,731	(28,235)	44,081	—	283,577
General and administrative	—	—	—	198,787	198,787
Selling and marketing	—	—	—	89,620	89,620
Income (loss) from continuing operations before income taxes	267,731	(28,235)	44,081	(288,407)	(4,830)

The assets of the office leasing segment as of December 31, 2018 and 2017 amounted to RMB1,148 million and RMB1,307 million, respectively. The assets of the hotel business segment as of December 31, 2018 and 2017 amounted to RMB988 million and RMB1,033 million, respectively. The assets of the internet-based business segment as of December 31, 2018 and 2017 amounted to RMB2,755 million and RMB4,321 million, respectively. The remaining balances of assets as of December 31, 2018 and 2017 were RMB53 million and RMB92 million.

NOTE 18 – RELATED PARTY BALANCES AND TRANSACTIONS

Financing payables, related parties

The outstanding financing payables, related parties as of December 31, 2018 and 2017 were as follows:

		December 31,
	Notes	2018	2017
		RMB	RMB

Mr. Li		43,526	62,748
Alliance Rich	(1)	23	22
Honest Best Int’l Ltd.	(1)	80	76
Smart Success	(1)	12,407	11,812
Hebei Kaiyuan	(2)	33,675	32,229
Ruituo	(2)	223,243	—
Beiguo Mall Luquan Outlets	(3)	1,906,020	—
Beiguo Mall Xinji Branch	(3)	—	1,729,316
Total		2,218,974	1,836,203

Notes:

(1) Entity controlled by Mr. Li.
(2) Entity controlled by Mr. Li’s brother.
(3) Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%.

During the periods presented, the Company has borrowed from the Company’s Chairman and Chief Executive Officer, Mr. Li and companies affiliated with Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs. On March 18, 2018, the Company and Mr. Li entered into and executed an agreement to convert the majority amount of the loans that the Company owed to Mr. Li into 1.32 million shares of common stock of the Company.

The amount due to Mr. Li is unsecured and due on demand by the lender and bore an interest at approximately 3.9% per annum based on the outstanding unpaid balances.

The amount due to Alliance Rich is non-interest bearing, unsecured and due on demand by the lender.

The amount due to Smart Success Investment Limited (“Smart Success”) is non-interest bearing, unsecured and due on demand by the lenders.

The amount due to Hebei Kaiyuan is unsecured and due on demand by the lender and bore an interest at 8.00% per annum based on the outstanding unpaid amounts.

The amount due to Ruituo is unsecured and due on demand by Ruituo and bore an interest at approximately 8.00% based on the weighted average outstanding payable balances at month end.

The Company pays a financing charge to Beiguo Mall Xinji Branch and Beiguo Mall Luquan Outlets for the funds obtained. The financing charge is approximately 9.2% per annum if funds are repaid in full within 6 months and 12% per annum after 6 months but within 7 months. If the funds are still unpaid after 7 months, the financing charge rate increases to 18% per annum. During the fiscal year 2018, the Company paid a financing charge of approximately 9.2% per annum to Beiguo Mall Xinji Branch and Beiguo Mall Luquan Outlets for the funds obtained. The financing arrangement is guaranteed by Hebei Kaiyuan and Mr. Li, who has a long-term business relationship with Beiguo. In addition, the payable balances of each loan are due in 180 days.

Borrowed funds from CeraVest investor, related party

During the year of 2017 and 2016, the related parties, including eight senior executives and Mr. Li’s relatives, have provided to the Company through the CeraVest platform for the purpose of funding CeraVest loans, including CeraVest Fixed and CeraVest Flex, with weighted average interest rate of 8.43% and 8.03%, and 8.49% and 8.03% per annum as of December 31, 2017 and 2016, respectively. CeraVest Fixed and CeraVest Flex have phased out in 2018.

Related Parties Transactions

During the periods presented, the details of the significant related party transactions were as follows:

	Notes	Year Ended December 31,
		2018	2017	2016
		RMB	RMB	RMB
Capital nature:
Alliance Rich	(1)(d)	—	847	1,166
Beiguo Mall Xinji Branch	(4)(c)	793,882	3,754,748	1,132,130
Beiguo Mall Xinji Branch	(4)(d)	72,434	138,980	13,690
Hebei Kaiyuan	(2)(b)	—	4,220	—
Hebei Xuyuan Investment Company	(5)(b)	—	10,450	62,300
Hebei Xuyuan Investment Company	(5)(d)	—	432	1,287
Kaiyuan Shengrong	(1)(a)	160,000	560,000	625,999
Mr. Li	(3)(e)	22,945	29,816	—
Mr. Li	(3)(a)	911,000	1,766,000	1,750,998
Mr. Li	(3)(b)	—-	63,424	—
Mr. Li	(3)(d)	1,721	1,702	—
Ruituo	(2)(b)	758,760	765,000	812,595
Ruituo	(2)(c)	1,349,024	1,075,688	3,681,410
Ruituo	(2)(d)	10,883	16,059	20,111
Xinji Beiguo Mall	(4)(d)	—	—	7
Beiguo Mall Luquan Outlets	(4)(c)	2,624,225	—	—
Beiguo Mall Luquan Outlets	(4)(d)	69,896	—	—
Mrs. Xiaoru Li	(10)(a)	160,000	—	—
Mr. Ruiqi Li	(11)(a)	476,000	—	—
Operating nature:
Smart Success Investment Limited	(1)(f)	—	—	739,814
Hebei Kaiyuan	(2)(d)	1,841	1,873	1,834
Mr. Lei Chen	(6)(g)	—	109,272	45,377
Mr. Lei Chen	(6)(d)	—	1,622	2,597
Mr. Shu Ling Li	(7)(g)	—	1,434	706
Mr. Xing Wei	(8)(g)	—	1,033	1,033
Mr. Yong Qi Li	(9)(g)	—	61,760	3,000

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

(7)
The sister of Mr. Li.

(8)
The Company’s COO, retired from the Company since August 2017.

(9)
The brother of Mr. Li.

(10)
The director of the Company

(11)
The legal representative of one of the subsidiaries of Fincera Inc.

Nature of transaction:

(a)
Bank loan guarantee provided to the bank by the related parties.

(b)
Loan provided to the Company during the year.

(c)
Internet-based financing provided to the Company during the year.

(d)
Interest incurred by the Company during the year.

(e)
Capital transaction with shareholder .

(f)
Acquisition transaction.

(g)
CeraVest investment.

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

In 2018, Kaiyuan Auto Trade and Hebei Xuhua Trading remain unchanged as the two VIEs of the Company.

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

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016:

	December 31,
	2018	2017
	RMB	RMB

Total assets	5,065,370	4,637,085
Total liabilities	3,134,146	5,388,831

	Year Ended December 31,
	2018	2017	2016
	RMB	RMB	RMB

Income	997,285	404,139	480,244
Net income (loss) from discontinued operation	2,060	(46,264)	76,243
Net income (loss) from continued operation	401,224	(369,587)	(23,466)

NOTE 20 – CONDENSED PARENT COMPANY FINANCIAL INFORMATION OF FINCERA INC.

A substantial part of the Company’s businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These requirements imposed by the PRC government authorities may restrict the ability of the Company’s subsidiaries and VIEs to transfer its net assets to the Company through loans, advances or cash dividends, which consisted of paid-up capital, additional paid in capital and statutory reserves and amounted to approximately RMB1,088.3 million as of December 31, 2018, exceeding 25% of the Company’s consolidated net assets. Accordingly, condensed parent company financial statements have been prepared in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X.

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

As of December 31, 2018 and 2017, there were no material contingencies, significant capital and other commitments, provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Company’s Consolidated Financial Statements, if any.

Condensed Balance Sheets

	December 31,
	2018	2017
	RMB	RMB
Assets
Cash and cash equivalents	2,636	6,246
Prepaid expenses and other current assets	351	39
Investment in subsidiaries, continuing operations	797,767	504,092
Due from subsidiaries	—	—
Total assets	800,754	510,377

Liabilities
Other payables and accrued liabilities	394	3,795
Due to subsidiaries	392,465	391,446
Due to Mr. Li	44,271	61,817
Dividends payable	—	172,932
Total liabilities	437,130	629,990

Stockholders’ equity
Ordinary shares - $0.001 par value authorized – 1,000,000,000 shares; issued and outstanding – 48,908,860 shares at December 31, 2018; issued and outstanding – 47,531,799 shares at December 31, 2017, respectively	336	327
Additional paid-in capital	902,316	693,889
Accumulated losses	(539,028)	(813,829)
Total stockholders’ equity (deficit)	363,624	(119,613)

Total liabilities and stockholders’ equity	800,754	510,377

Condensed Statements of Income

	Years ended December 31,
	2018	2017	2016
	RMB	RMB	RMB

Equity in profit of subsidiaries and VIEs	292,582	5,096	25,051
Total equity in profit of subsidiaries	292,582	5,096	26,145

General and administrative expenses	17,781	13,478	38,415
Total operating expenses	17,781	13,478	38,415

Profit (Loss) from operations	274,801	(8,382)	(12,270)
Net loss	274,801	(8,382)	(12,270)

Condensed Statements of Cash flows

	Year ended December 31,
	2018	2017	2016
	RMB	RMB	RMB

Net cash and cash equivalents used in operating activities	(3,412)	(4,418)	(5,346)
Net cash and cash equivalents provided by investing activities	—	9,127	3,100
Net cash and cash equivalents (used in) provided by financing activities	(198)	6,006	—
Cash and cash equivalents, beginning of the year	6,246	4,658	877
Cash and cash equivalents, end of the year	2,636	6,246	4,658

NOTE 21 – SUBSEQUENT EVENT

As of April 11, 2019, certain overdue loans with a total amount of RMB523.5 million were sold to several third parties at a total consideration of RMB531.9 million.

On April 24, 2019, the Board of Directors approved a cash dividend of $0.30 per share, payable on or about May 22, 2019 to shareholders of record as of the close of business on May 10, 2019.

On April 24, 2019, the Company granted stock options and restricted stock units (RSU) to certain employees and consultants. The grants consisted of 500 stock options with a strike price of USD$17.35 to an employee, 193,940 restricted stock units to 71 employees and consultants, and 22,000 restricted stock units with vesting based on performance conditions to 2 employees.