Form 20-F/A
FINCERA INC.
filed 2019-05-30
CIK 1417370

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

☐ Large Accelerated filer ☐ Non-accelerated filer	☒ Accelerated filer ☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes ☒ No

EXPLANATORY NOTE

Fincera Inc. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2018 (the “Original 20-F”) solely for the purposes of including (1) a brief description of the Company’s group, including its significant subsidiaries, provided in chart format under “Item 4.A. “Information on the Company – A. History and Development of the Company”, (2) a replacement Exhibit 1.1 updated to contain the Company’s current Memorandum and Articles of Association, (3) the certifications of the Company’s Chief Executive Officer and its Chief Financial Officer pursuant to Rule 13(a)-14(a) of the Securities Exchange Act, as amended, and (4) the consent of the Company’s independent registered public accounting firm issued for the Original 20-F, each of which were inadvertently excluded from the Original 20-F. The Original 20-F is being filed in its entirety with the certifications of the Company’s principal executive officer and principal financial officer being made as of the date of this Amendment.

Except as described above, this Amendment does not modify or update disclosure in, or exhibits to the Original 20-F. Information not affected by this Amendment remains unchanged and reflects the disclosures made at the time the Original 20-F was filed.

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

 The following chart illustrates our corporate structure as of February 28, 2019:

(1)	The public company, quoted on the OTCQB under the symbol “YUANF”

(2)	Eastern Eagle International and its subsidiaries were acquired in October 2016. Eastern Eagle holds the ownership of the hotel segment of the Kaiyuan Finance Center building.

(3)	Ganglian Finance Leasing was formed in September 2010 for the purpose of conducting our leasing business. It commenced the leasing business in the fourth quarter of 2010.

(4)	Hebei Ruiliang Trading holds the ownership of the office segment of Kaiyuan Finance Center building.

(5)	Hebei Ruiliang Property Services was formed in June 2013. It engages in property management of the Kaiyuan Finance Center.

(6)	Shijiazhuang Chuanglang Trade was formed in June 2017 to facilitate debt collection activities of the new internet-based businesses.

(7)	Hebei Remittance Guarantee was formed in October 2014 to facilitate the CeraVest business.

(8)	Chuangjin World Investment was formed in September 2014 to facilitate the CeraVest business.

(9)	Hebei Shengrong Investment is an entity 100% indirectly controlled by Mr. Yong Hui Li, our Chairman and Chief Executive Officer. (“Mr. Li”)

(10)	In December 2016 Hebei Yarui Trading replaced Kai Yuan Real Estate in the corporate structure.

(11)
Hebei Xuhua Trading is the entity that Fincera indirectly acquired control of through contractual arrangements and which held the cash consideration paid to Fincera in connection with its sale of its automobile dealership business in December 2009. Currently, its main purpose is to act as an intermediary in the facilitation process for certain CeraVest Loans.

(12)	Kaiyuan Auto Trade Group was established in January 2008. Currently, its main purpose is to act as an intermediary in the facilitation process for certain CeraVest Loans.

(13)	Shenzhen Shijie Kaiyuan Financial Services was formed in April 2015 to facilitate the new internet-based businesses.

(14)	Shenzhen Kaiyuan Inclusive Financial Services was formed in April 2015 to facilitate the new internet-based businesses.

(15)	Qingyi Technology was formed in September 2014 and operates the CeraVest platform.

(16)	Dianfubao Investment was formed in August 2014 to facilitate the CeraVest and CeraPay businesses.

(17)	Beijing Yihaoche Technology was originally formed in February 2012 as Kaiyuan Information Processing. It engages in developing and management of the Companies internet-based businesses.

(18)	Dianfubao Information Technology was formed in February 2018 to facilitate the CeraVest and CeraPay businesses.

(19)	Beijing Wendu Technology was formed in October 2018 to gradually replace Beijing Yihaoche Technology.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association*
2.1	Specimen Ordinary Share Certificate (1)
4.1	Share Exchange Agreement (2)
4.2	Form of Indemnification Agreement (3)
4.3	Form of Fincera Inc. 2009 Equity Incentive Plan (4)
4.4	Executive Employment Agreement between the Registrant and Yong Hui Li, dated June 6, 2018 (10)
4.5	Executive Employment Agreement between the Registrant and Zijian Zhou, dated June 15 , 2018 (10)
4.6	Executive Employment Agreement between the Registrant and Xiu Wen, dated June 15, 2018 (10)
4.7	Executive Employment Agreement between the Registrant and Jason Wang, dated March 1, 2019 (10)
4.8	Executive Employment Agreement between the Registrant and Spencer Ang Li, dated June 6, 2019 (10)
4.9	Business Operation Agreement (Xuhua Trading) between Hebei Yarui Trading Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 23, 2016 (9)
4.10	Equity Pledge Agreement (Xuhua Trading) between Hebei Yarui Trading Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 23, 2016 (9)
4.11	Option Agreement (Xuhua Trading) between Hebei Yarui Trading Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 23, 2016 (9)
4.12	Services Agreement (Xuhua Trading) between Hebei Yarui Trading Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 23, 2016 (9)
4.13	Voting Attorney Agreement (Xuhua Trading) between Hebei Yarui Trading Co., Ltd. and Hebei Chuanglian Trade Co., Ltd., dated December 23, 2016 (9)
4.14	Business Operation Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd.., dated January 31, 2013 (6)
4.15	Equity Pledge Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (6)
4.16	Option Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (6)
4.17	Services Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (6)
4.18	Voting Attorney Agreement (Kaiyuan Auto Trade) between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (6)
4.19	Equity Pledge Agreement between Hebei Shengrong Investment Co., Ltd. and Hebei Chuanglian Finance Leasing Co., Ltd., dated January 31, 2013 (6)
4.25	Eastern Eagle International 100% Equity Transfer Agreement, dated August 8, 2016, by and among Smart Success Investment Limited, Fincera Inc. and Eastern Eagle International (8)
4.26	Form of Fincera Inc. 2015 Omnibus Equity Incentive Plan (7)
8.1	Subsidiaries of the Registrant*
11	Code of Ethics (5)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended*
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Marcum Bernstein & Pinchuk LLP, independent registered public accounting firm*
101	Interactive Data File*

*	Attached to this Annual Report on Form 20-F.
 ______________________________________________

(1)	Incorporated by reference to Fincera’s Registration Statement (File No. 333-147284), filed with the SEC on Form S-1 dated January 30, 2008.
(2)	Incorporated by reference to Annex C to Fincera’s Final Proxy Statement, filed as Exhibit 99.1 to Fincera’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(3)	Incorporated by reference to Schedule N to Annex C to Fincera’s Final Proxy Statement, filed as Exhibit 99.1 to Fincera’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(4)	Incorporated by reference to Annex E to Fincera’s Final Proxy Statement, filed as Exhibit 99.1 to Fincera’s Current Report on Form 6-K filed with the SEC on March 11, 2009.
(5)	Incorporated by reference to Fincera’s Annual Report, filed with the SEC on Form 20-F filed June 9, 2009.
(6)	Incorporated by reference to Fincera’s Annual Report on Form 20-F, filed with the SEC on April 18, 2014.
(7)	Incorporated by reference to Fincera’s Annual Report on Form 20-F, filed with the SEC on May 2, 2016.
(8)	Incorporated by reference to Fincera’s Current Report on Form 6-K filed with the SEC on August 15, 2016.
(9)	Incorporated by reference to Fincera’s Annual Report on Form 20-F, filed with the SEC on May 1, 2017.
(10)	Incorporated by reference to Fincera’s Annual Report on Form 20-F, filed with the SEC on April 30, 2019.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FINCERA INC.

May 30, 2019	By:	/s/ Yong Hui Li
Yong Hui Li
Chief Executive Officer

May 30, 2019	By:	/s/ Jason Wang
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